Form 20-F
period 1999-12-31
ST ASSEMBLY TEST SERVICES LTD
filed 2000-03-30
CIK 1101873

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)

         Registration statement pursuant to Section 12(b) or 12(g) of the ------- Securities Exchange Act of 1934
                                       or
   X     Annual Report pursuant to Section 13 or 15(d) of the Securities
-------  Exchange Act of 1934

         For the fiscal year ended December 31, 1999
                                       or
         Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the transition period from ____________to ______________

Commission file number  [          ]

                          ST Assembly Test Services Ltd
             (Exact Name of Registrant as Specified in Its Charter)

                              Republic of Singapore
                 (Jurisdiction of Incorporation or Organization)

                      5 Yishun Street 23, Singapore 768442
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

     Ordinary Shares, par value S$0.25 per share, including Ordinary Shares represented by American Depositary Shares
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

785,427,695 Ordinary Shares (par value S$0.25 per Ordinary Share) of Registrant outstanding as of December 31, 1999.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       No  X
   -----    -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17      Item 18  X
                                   -----        -----

                                TABLE OF CONTENTS

PART I.........................................................................1

   Item 1.     Description of Business.........................................1
   Item 2.     Description of Property........................................14
   Item 3.     Legal Proceedings..............................................16
   Item 4.     Control of Registrant..........................................16
   Item 5.     Nature of Trading Market.......................................17
   Item 6.     Exchange Controls and Other Limitations Affecting
               Security Holders...............................................17
   Item 7.     Taxation.......................................................18
   Item 8.     Selected Financial Data........................................20
   Item 9.     Management's Discussion and Analysis of Financial
               Condition and Results of Operations............................21
   Item 9A.    Quantitative and Qualitative Disclosures About Market Risk.....37
   Item 10.    Directors and Officers of Registrant...........................39
   Item 11.    Compensation of Directors and Officers.........................43
   Item 12.    Options to Purchase Securities From Registrant or
               Subsidiaries...................................................43
   Item 13.    Interest of Management in Certain Transactions.................45

PART II.......................................................................47
   Item 14.    Description of Securities to be Registered.....................47

PART III......................................................................47
   Item 15.    Defaults Upon Senior Securities................................47
   Item 16.    Changes in Securities, Changes in Security For
               Registered Securities and Use of Proceeds......................47
   Item 18.    Financial Statements...........................................48
   Item 19.    Financial Statements and Exhibits..............................48

SIGNATURES....................................................................49

    When we refer to "Singapore dollars" and "S$" in this Annual Report, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to "U.S. dollars," "dollars," "$" and "US$" in this Annual Report, we are referring to United States dollars, the legal currency of the United States. For your convenience, the noon buying rate in the City of New York on December 31, 1999 for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York was S$1.67 per $1.00.

    No representation is made that the Singapore dollar of U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

                                     PART I

    Certain of the statements in this Annual Report on Form 20-F are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described in "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors."

Item 1. Description of Business

Overview

    We are a leading independent provider of a full range of semiconductor test and assembly services, including:

o testing, including final testing and wafer probe, on a diverse selection of test platforms, as well as additional test related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel;

o assembly of leaded and laminate packages, as well as additional assembly related services such as package design and leadframe and substrate design;

o pre-production services, such as package development, supply chain management and test software and related hardware development; and

o   drop shipment services.

    We provide these test and assembly services to semiconductor companies which do not have their own manufacturing facilities (fabless companies), vertically integrated semiconductor device manufacturers (IDMs), and independent semiconductor wafer foundries (foundries). While we provide our customers with a broad range of test and assembly services for most types of semiconductors, including high performance digital semiconductors, we have developed a particular expertise in testing mixed-signal semiconductors.

    We provide test and assembly services at our facility in Singapore, where we operate 189 testers and 377 wire bonders as of March 15, 2000. Singapore is a politically and economically stable nation with laws that protect our customers' proprietary technology. We also have an assembly design center in Milpitas, California and have recently established a test development center in San Jose, California. Our U.S. facilities enable us to work more closely with many of our customers.

    We were incorporated in Singapore on October 31, 1994 and began operations in January 1995.

Industry Background

General

    Semiconductors are critical components used in an increasingly wide variety of applications, such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly. According to the Semiconductor Industry Association, or SIA, worldwide semiconductor device market revenue increased from $77.3 billion in 1993 to $125.6 billion in 1998, a compound annual growth rate, or CAGR, of 10.2%.

    The SIA forecasts that one of the principal drivers of growth in the semiconductor industry during the next several years will be increased sales of communications semiconductors used in applications such as computer modems, networks, cellular phones and internet and electronic commerce hardware and appliances. The proliferation of digital technology, particularly in communications applications, has increased demand for analog functionality, which helps the digital electronics interact with the real world of sound, light, heat and motion. Increasing cost pressures and size constraints are prompting silicon providers to integrate high performance analog and digital functionality into mixed-signal semiconductors. This functional integration of analog and digital components onto single chips makes these mixed-signal semiconductors more difficult to design and test than most other types of semiconductors.

Manufacturing Process

    The production of a semiconductor is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The production process can be broadly divided into three primary stages:

    o    wafer fabrication, including wafer probe;

    o assembly of bare semiconductors, or die, into finished semiconductors (referred to as "assembly" or "packaging"); and

    o    final testing of assembled semiconductors.

    Wafer Fabrication. The wafer fabrication process begins with the generation of a mask that defines the circuit patterns for the transistors and interconnect layers that will be formed on the raw silicon wafer. The transistors and other circuit elements are formed by repeating a series of process steps where photosensitive material is deposited onto the wafer; the material is exposed to light through the mask in a photolithography process; and finally the unwanted material is removed through an etching process, leaving only the desired circuit pattern on the wafer.

    Wafer Probe. Wafer probe is a process whereby each individual die on the wafer is electrically tested in order to identify the operable semiconductors for assembly.

    Assembly. Assembly protects the semiconductor, facilitates its integration into electronic systems and enables the dissipation of heat. In the assembly process, the wafer is diced into individual die that are then attached to a substrate with an epoxy adhesive. Leads on the substrate typically are then connected by extremely fine gold wires to the input/output, or I/O, terminals on the die through the use of automated equipment known as "wire bonders." Each die is then encapsulated in a molding compound, thus forming the package.

    Final Testing. Final testing is the last step in semiconductor production. It is a highly complex process that uses sophisticated testing equipment and customized software programs to electrically test a number of attributes of assembled semiconductors, including functionality; speed; predicted endurance; power consumption; and electrical characteristics. After final testing, the semiconductors are shipped as directed by the customer for integration into the end-products.

Trends Toward Outsourcing

    Historically, IDMs conducted the majority of the semiconductor manufacturing process in their own facilities, outsourcing only the lower-technology aspects of the process and keeping what was at the time regarded as advanced or proprietary technology in-house. Fabless companies, which concentrated their efforts and resources on the design, marketing and sale of semiconductors, emerged in the mid-1980s. Fabless companies outsource virtually every step of the semiconductor production process, allowing them to utilize the latest test and assembly technology without committing significant amounts of capital and other resources to manufacturing their products.

    In response to competition from fabless companies, IDMs began utilizing outsourcing as a means of cost-effective access to state-of-the-art technology, faster time to market and lower unit costs. Increasingly, IDMs have overcome their reluctance to the outsourcing of advanced or proprietary technology and have come to increasingly depend on independent test and assembly providers for manufacturing support and advances in such technology. Given the IDMs' significant market share in the semiconductor market, they present a significant opportunity for independent test and assembly providers.

    There are several benefits that can be derived from the use of outsourced test and assembly services which are driving the continued growth of the industry:

         Technological sophistication and complexity. The increasing technological complexity of semiconductors, including systems-level semiconductors which integrate multiple functions onto a single semiconductor, has driven the need for increasingly complex test and assembly services able to support these devices. More sophisticated semiconductors require an increasing number of I/Os, higher operating speed, higher thermal dissipation and smaller form-factors. As a result of these requirements, semiconductor testing and assembly is increasingly being seen as an enabling technology critical to the advancement of semiconductor designs.

         Independent providers of test and assembly services have developed sophisticated expertise in semiconductor testing and assembly and have dedicated substantial resources toward further technological innovation. Because independent providers are able to spread the cost of these development efforts over a broader range of customers and products, they are able to offer access to leading technologies at price points below the internal costs of IDMs. Because it is difficult to keep pace with technological developments in test and assembly technology while maintaining a leading position in the development of increasingly sophisticated semiconductors, IDMs are increasingly relying on independent test and assembly service providers for technological development and innovation in, and as a strategic source of, test and assembly services.

         Time to market. As the semiconductor market becomes increasingly competitive and product life cycles continue to decrease, semiconductor companies are seeking to shorten their time to market for new products. In particular, these companies seek to shorten the test and assembly stages of the production process to gain a competitive advantage in bringing products to market quickly. As testing and assembly needs are identified for a specific product, semiconductor companies frequently do not have the time to develop the necessary capabilities to meet these needs nor the expertise to implement these solutions in the necessary volumes for rapid product rollouts. As a result, semiconductor companies are increasingly leveraging the resources and capabilities of independent test and assembly service providers to quickly deliver new products to the market. In addition, in order to further accelerate their time to market, semiconductor companies are increasingly requiring the test and assembly functions to be performed at the same location.

         Asset utilization. The testing and assembly of semiconductors is a complex process that requires substantial capital investment in specialized equipment and facilities. Semiconductor companies, trying to maximize allocation of limited resources, reduce capital expenditures and control research and development costs, are increasingly turning to the outsourcing of test and assembly services.

    In addition, semiconductor companies are facing shorter product life cycles and more frequent new product introductions that cause greater fluctuations in product volumes, lower production runs and increased volatility in capacity requirements. As a result, it is becoming more difficult for these companies to sustain high levels of capacity utilization of their test and assembly equipment. Independent test and assembly services companies can allocate their fixed cost investments across a wider portfolio of customers and products to maximize capacity utilization and extend the useful life of equipment. Additionally, independent providers are able to reach improved price points through the realization of economies of scale in their purchasing activities.

Services

    We offer a comprehensive array of technologically advanced test, assembly and pre-production services to address the needs of our customers and their end customers. We also provide drop shipment services. In 1999, 46.1% of our net revenues were from test services and 53.9% of our net revenues were from assembly services.

Test Services

    We offer final testing and wafer probe on a diverse selection of test platforms, as well as additional test related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel.

Testing

    Testing includes both final testing and wafer probe. Final testing is the last stage in semiconductor production which involves using sophisticated test equipment and customized software programs to electronically test a number of attributes of packaged semiconductors. Wafer probe is the step immediately prior to the assembly of semiconductors and involves inspection of the processed wafer for defects. Wafer probe services require similar expertise and testing equipment to that used in final testing, and several of our testers (with the substitution of different handlers or probers) are used for wafer probe services. To date, substantially all wafer probe has been performed for customers whose wafers are then assembled by us. In 1998 and 1999, 71.8% and 80.2%, respectively, of wafer probe revenues were from sales to our affiliate, Chartered Semiconductor Manufacturing Ltd.

    We have invested in state-of-the-art testing equipment that allows us to test a broad variety of semiconductors, including mixed-signal, digital and memory.

    Mixed-signal Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable set-top boxes; and mobile telecommunications products such as cellular phones and base stations. In addition to communications semiconductors, we test mixed-signal semiconductors for personal computer components, such as graphics, CD-ROM and hard disk drive controllers. Mixed-signal semiconductors require a large number of functions to be tested which can only be done using specialized testing equipment.

    Digital Testing. We test a variety of digital semiconductors, including high performance semiconductors used in PCs, disk drives, modems and networking systems. Specific digital semiconductors tested include digital signal processors, or DSPs, field programmable gate arrays, or FPGAs, microcontrollers, central processing units, bus interfaces, and digital application specific integrated circuits, or ASICs, and application specific standard products, or ASSPs.

    Memory Testing. We provide wafer probe services for a variety of memory semiconductors, including Flash memory, SRAMs and ROMs.

    The following table sets forth, for the periods indicated, the percentage of our net revenues from testing services by type of semiconductor.

                                            Year Ended
                                           December 31,
                                 -------------------------------
                                  1997         1998        1999
                                 ------       ------      ------
         Mixed-signal.....        56.8%        67.1%        72.4%
         Digital..........        39.6         30.6         26.8
         Memory...........         3.6          2.3          0.8
                                 -----        -----       -----
                                 100.0%       100.0%      100.0%
                                 -----        -----       -----

Additional Test-Related Services

    We offer a variety of additional test-related services, including:

    o "Burn-in process support". Burn-in is the process of electrically stressing semiconductors, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal semiconductors. During burn-in process support, we perform an analysis of burn-in rejects in order to determine the cause of failure.

    o "Reliability testing". Reliability testing is the process of testing a semiconductor to evaluate its life span. It is performed on a sample of devices that have passed final testing.

    o "Thermal and electrical characterization". Thermal and electrical characterization is the process of testing a semiconductor for performance consistency under thermal and electrical stress.

    o "Dry pack". Dry pack is the process of heating the semiconductors in order to remove moisture before packing and shipment to customers.

    o "Tape and reel". Tape and reel is the process of transferring semiconductors from tray or tube into a tape-like carrier for shipment to customers.

Assembly Services

    Our assembly services include assembly of a broad range of leaded and laminate packages. Packaging serves to protect the die and facilitate electrical connections and heat dissipation. As part of customer support on assembly services, we also offer package design and design of leadframes and substrates.

Packaging

    We offer a broad range of advanced package formats designed to provide customers with a full range of packaging solutions. We have focused our packaging development primarily on high-pin count surface mount technology, or SMT, packages. SMT packages typically incorporate leads or interconnects which are soldered to the surface of the printed circuit board rather than inserted into holes, as is the case in older pin-through-hole, or PTH, technology packages. SMT packages accommodate a substantially higher number of leads than PTH packages, enabling a reduction in the number of semiconductors used and a reduction in the dimensions of the printed circuit board. Because SMT can enable higher pin counts on a semiconductor device, SMT is typically the preferred technology for most advanced semiconductors. Our SMT package formats include a range of formats for leaded packages including quad flat packages, or QFPs, and high pin-count plastic leaded chip carriers, or PLCCs, and for laminate packages including ball grid array, or BGA, packages.

    Our SMT packages are divided into three families: standard leadframe, enhanced leadframe and laminate. The differentiating characteristics of our packages include the size of the package, the number of electrical connections or interconnects the package can support, the means of connection to the printed circuit board and the thermal and electrical characteristics of the package.

    Standard Leadframe Packages. Standard leadframe packages, which are the most widely recognized package types, are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. The semiconductor die is connected to the metal leads by extremely fine gold wires in a process know as wire bonding.

    We focus on higher pin count standard leadframe packages, including QFPs and PLCCs. Our standard leadframe packages are used in a variety of applications, including mobile phones, notebook computers and networking systems.

The following table summarizes our standard leadframe packages.

-------------------------------------------------------------------------------------------------------------------
                             Number of
    Package Format             Leads                Description                              Applications
-------------------------------------------------------------------------------------------------------------------
Metric Quad Flat              64-240        Traditional QFP designed            Networking systems (ADSL),
  Package -- MQFP.........                  for ASICs, FPGAs and DSPs           multimedia applications and hard
                                                                                disk drives
-------------------------------------------------------------------------------------------------------------------
Low Quad Flat                 32-208        Advanced QFP with                   Mobile phones, notebook computers
  Package -- LQFP.........                  thickness of 1.4 mm for             and hard disk drives
                                            use in low profile, space
                                            constrained applications
-------------------------------------------------------------------------------------------------------------------
Thin Quad Flat                32-100        Advanced QFP with                   Mobile phones, notebook computers
  Package -- TQFP.........                  thickness of 1.0 mm for             and hard disk drives
                                            use in low profile, space
                                            constrained applications
-------------------------------------------------------------------------------------------------------------------
Plastic Leaded Chip            44-84        Traditional leadframe               Personal computers and consumer
  Carrier -- PLCC.........                  package designed for                electronics
                                            applications that do not
                                            have space constraints and
                                            do not require a high
                                            number of interconnects
-------------------------------------------------------------------------------------------------------------------
Thin Shrink Small Outline         32        Traditional leadframe               Telecommunications products, hard
  Package -- TSSOP........                  package designed for logic          disk drives, recordable optical
                                            and analog devices and              disks, audio and video products
                                            memory devices, such as             and consumer electronics
                                            Flash, SRAM, EPROM, EEPROM
                                            and DRAM
-------------------------------------------------------------------------------------------------------------------

    Enhanced Leadframe Packages. Our enhanced leadframe packages are similar in design to our standard leadframe packages but are generally thinner and smaller, have more leads and have advanced thermal and electrical characteristics which are necessary for many of the leading-edge semiconductors designed for communications applications.

    The following table summarizes our enhanced leadframe packages.

-------------------------------------------------------------------------------------------------------------------
                             Number of
    Package Format             Leads                Description                              Applications
-------------------------------------------------------------------------------------------------------------------
Drop-in Heat Sink Quad         64-208       Thermally enhanced QFP              High speed networking
  Flat Package -- DQFP....                  with 30% greater thermal
                                            dissipation than MQFP
-------------------------------------------------------------------------------------------------------------------
Exposed Drop-in Heat           44-208       Thermally enhanced QFP              Networking systems, notebook
  Sink Quad Flat                            with 60% greater thermal            computers and multimedia systems
  Package -- EDQFO........                  dissipation than MQFP
-------------------------------------------------------------------------------------------------------------------
Die Pad Heat Sink Quad        100-208       Thermally enhanced QFP              Hard disk drives
  Flat Package -- DPHQFP..                  with 60% greater thermal
                                            dissipation than MQFP
-------------------------------------------------------------------------------------------------------------------
Heat Sink Quad Flat            44-84        Thermally enhanced QFP              Graphic chipsets
  Package -- HQFP.........                  with 80% greater thermal
                                            dissipation than MQFP
-------------------------------------------------------------------------------------------------------------------

    Laminate Packages. Our laminate packages include BGA packages which employ leads, also known as interconnects, on the bottom of the package in the form of small bumps, or balls, in a matrix or array pattern and utilize a plastic or tape laminate substrate rather than a leadframe substrate. The BGA format enables a higher density of interconnects within a smaller surface area.

    BGA packaging was designed to address the need for higher lead counts and smaller package size required by advanced semiconductors used in applications such as portable computers and wireless telecommunications. As the required number of leads surrounding the package increased, packagers decreased the pitch, or distance between leads, in order to minimize the size of the package. The nearness of one lead to another resulted in electrical shorting problems and required the development of increasingly sophisticated and expensive techniques for producing circuit boards to accommodate the high number of leads.

    The BGA format solved this problem by employing leads on the bottom of the package in the form of small bumps or balls. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads. For the highest lead count devices, the BGA format can be manufactured less expensively and requires less delicate handling.

    Our BGA packages are typically used in semiconductors that require enhanced performance, including DSPs, microprocessors and microcontrollers, ASICs, FPGAs, memory and PC chip sets. Our BGA packages typically have between 196 and 600 balls. Our BGA packages are described below:

-----------------------------------------------------------------------------------------------------------------------
                             Number of
    Package Format             Balls                Description                              Applications
-------------------------------------------------------------------------------------------------------------------
Enhanced                      256-432    High pin count, thermally enhanced     Telecommunications, networking systems
  BGA -- EBGA.............               BGA package suitable for high power    and set-top boxes
                                         applications which require heat sink
                                         attach for thermal dissipation
-------------------------------------------------------------------------------------------------------------------
Flexible Enhanced Plastic     256-600    BGA characterized by a flex-taped      Telecommunications, networking systems,
  BGA -- FEBGA............               substrate replacing the laminate       set-top boxes and digital cameras
                                         substrate
-------------------------------------------------------------------------------------------------------------------
Small Thin Plastic              6-176    Smaller and thinner BGA designed for   Mobile phones, notebook computers,
  BGA -- STPBGA...........               applications which are space           personal digital assistants, global
                                         constrained                            Positioning systems and digital cameras
-------------------------------------------------------------------------------------------------------------------

Packages Under Development

    We are currently developing packages and related processes based on flip-chip interconnect technology for use in various market sectors. Flip-chip packages employ advanced interconnect technology and deliver improved thermal and frequency characteristics to high performance semiconductors that require a large number of interconnects in a small package.

    Flip-chip interconnect packaging allows even higher density for a given die area than standard BGA packaging. Like BGA, flip-chip packages use balls to connect to the printed circuit board. Within the flip-chip package, however, the die is connected to these balls by the use of an array of solder bumps on the bottom of the die as opposed to the traditional method used in BGA of wire bonding the die to the balls. The use of solder bump interconnects to the balls enables a higher density of interconnects resulting in the potential for smaller packages and improved thermal and frequency characteristics.

    Flip-chip packages are designed to be used in smart card applications, high performance networking and graphics and processor applications. We anticipate our flip-chip packages typically will have between 6 and 1500 I/Os.

------------------------------------------------------------------------------------------------------------------
                             Number of
    Package Format             I/Os                Description                              Applications
------------------------------------------------------------------------------------------------------------------
Flip Chip BGA...........      200-800    Developed for mid-range applications   ASICs and high performance
                                         that require lower package cost        networking and processor solutions
                                         through reduced die size and
                                         elimination of lower yielding wire
                                         bond processes
------------------------------------------------------------------------------------------------------------------
High Performance Flip         800-1500   BGA packages developed for high-end    WAN/LAN servers, high-end PCs
  Chip BGA (Flip Chip                    applications that require high         and high-speed Internet
  FEBGA)................                 electrical and high thermal            communications applications
                                         performance requirements
------------------------------------------------------------------------------------------------------------------
Flip Chip Chip Size             6-200    Developed for low I/O applications     Portable and hand-held devices
  Package (CSP).........                 require small footprint, reduced
                                         thickness and reduced cost
------------------------------------------------------------------------------------------------------------------
Direct Chip Attach (DCA)        6-50     Semiconductor die that attaches        Proximity sensors, mobile phones,
  Flip Chip.............                 directly to theprinted circuit board   personal digital assistants and
                                         without a package. Developed for       pagers
                                         radio frequency applications
------------------------------------------------------------------------------------------------------------------

    We are also developing new materials and processes to support our customers' future flip-chip requirements. See "-- Research and Development -- Assembly Services."

    In addition, we continue to increase our support functions for thermal, electrical, stress and package and board level reliability characterization. We offer a full range of thermal simulation and actual testing for all of our existing packages and packages under development. We have a full service reliability laboratory that can stress test assembled semiconductors. In conjunction with local institutes and laboratories, we can also perform board level reliability testing of surface mount assembled packages.

    We have begun working with customers to develop wafer backgrinding and die saw of wafers for gallium arsenide (GaAs) devices. This is an important development in support of our commitment to develop packages and services in response to the specialized needs of our customers. In conjunction with a specific customer, we have made investments in capital, technology and personnel in support of this project.

Pre-production Services

    We have developed pre-production services to address the growing needs of our customers. Our pre-production services for assembly include package development and supply chain management, and for testing include software and hardware development. We offer these services in both Singapore and our facilities in California.

    Package Development. Our package development group interacts with customers early in the design process to optimize package design and manufacturability. For each project, our engineers create a design strategy in consultation with our customer to address the customer's requirements, package attributes, design guidelines and previous experience with similar products. After a design is finished, we provide quick-turn prototype services. By offering package design and prototype development, we can reduce our customer's development costs, accelerate time-to-volume production and ensure that new designs can be properly packaged at a reasonable cost.

    Supply Chain Management. We provide a full range of materials procurement and management services and work in partnership with key raw material and equipment suppliers to ensure reliable production readiness at reasonable cost. We manage inventory with automated materials handling processes using integrated Oracle software systems.

    Test Software and Hardware Development. We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization. Generally, testing requires customized software to be developed for each particular semiconductor. Software is typically provided by the customer and may be converted by us for use on one or more of our tester platforms. Once a conversion test program has been developed, we perform trial tests to correlate the test software. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual production testing. We assist our customers in collecting and analyzing the test results and develop engineering solutions to improve their design and production process. We also provide customers with test development services where we will develop the test software program based on test specifications provided by the customer.

Drop Shipment Services

    We provide drop shipment services including the delivery of final tested semiconductors to our customers' end-customers in any part of the world. We directly bill our customers for the cost of drop shipment. We believe that our ability to offer drop shipment services is an important factor in maintaining existing customers as well as attracting new customers.

Research and Development

    Our research and development efforts are focused on developing test and assembly services required by our existing customers and that are necessary to attract new customers. We spent approximately $2.2 million, $3.5 million and $7.3 million in 1997, 1998 and 1999 on research and development. As of March 15, 2000, we employed 57 engineers dedicated to our research and development activities. In addition, our management and other operational personnel are also involved in research and development activities. We expect to continue to invest significant resources in research and development.

Test Services

    We focus on developing new equipment, software and processes to enhance efficiency and reliability and to shorten test times. Our current projects include creating multi-site testing, test program optimization and hardware improvements designed to permit improved utilization of existing test equipment. When necessary we also design and build specialized equipment that is not available from outside vendors.

    In addition to the research and development work being done at our facilities in Singapore, we have established a new test development center located in San Jose, California. Our new test development center is designed to help our existing and potential U.S. customers reduce the time to market. Specifically, the new test development center is expected to:

    o    develop and debug test software prior to production;

    o    complete test software conversions for customers; and

    o offer our U.S. and offshore customers, in conjunction with our Singapore facility, continuous access to our development capabilities.

Assembly Services

    We have established a dedicated group of engineers whose primary focus is the development of new, advanced packages. Because we typically offer our assembly services to our existing test customers, we are in a position to better understand their packaging needs. As a result, we focus our assembly research and development efforts in part on developing packages tailored to their individual needs. In addition, we are a member of the Singapore Institute of Microelectronics, or IME, that is dedicated to developing emerging technologies. Working with IME gives us access to technical libraries, high technology analytical laboratories and equipment, and design resources without extensive capital investment by us. IME is a non-profit government sponsored development center with the main goal of increasing the technical expertise, knowledge base and capability of Singapore. Many multinational corporations, local companies, and electronics industry suppliers are members, including companies such as Hewlett-Packard, Lucent Technologies and National Semiconductor.

Marketing and Sales

    Our marketing strategy is to target potential customers who are industry leaders in technology development; require mixed-signal or high performance digital testing capabilities or require high-end assembly packages; and present significant volume growth opportunities. In addition, we target new fabless start-up companies participating in fast-growing market segments.

    We believe our customers place great value on our willingness to offer them the test and assembly services they request without the obligation of purchasing other services we offer. Our customers can also take advantage of our services on a "back-end turnkey" basis which includes wafer probe, assembly, final test and drop shipment services. In addition to the services we provide our customers directly, in conjunction with Chartered Semiconductor Manufacturing Ltd or other foundries, we can offer our customers services on a "full turnkey" basis which includes wafer fabrication.

    We believe that we have benefited significantly from our relationship with Chartered Semiconductor Manufacturing Ltd and that our proximity to and close working relationship with Chartered Semiconductor Manufacturing Ltd has enabled us to provide value added services to our customers. From time to time we engage in joint marketing efforts with Chartered Semiconductor Manufacturing Ltd. We intend to establish strategic relationships with other third party providers of complementary semiconductor services, such as foundry services, if these relationships benefit our business.

    We market our services through a direct sales force strategically located in offices in Singapore; the United Kingdom; Japan; Milpitas and Irvine, California; Boston, Massachusetts; Raleigh-Durham, North

Carolina; Dallas, Texas and Phoenix, Arizona. Our basic sales unit is the account team which consists of a sales manager, account managers and customer service representatives. Qualified technical product managers support each account team.

    We price our test services principally on the basis of the amount of time, measured in CPU seconds, taken by the testing equipment, including testers and handlers, to execute the test programs that are specific to the customer's semiconductors. The price per CPU second for each particular semiconductor is determined based on a number of factors including the complexity of the semiconductor; number of functions tested; time required to test the semiconductor pursuant to the customer's specifications; labor cost; ability of the equipment to parallel test (test multiple semiconductors simultaneously); and cost of the equipment to perform the test services. For example, testing complex, high-performance semiconductors is priced significantly higher per CPU second than testing less complex or lower performance semiconductors. Wafer probe pricing is determined based on similar factors, including the cost of the equipment used to perform the testing services; labor cost; time required to test the semiconductor pursuant to the customer's specifications and the number of die tested per wafer. Assembly services are priced competitively against the market and vary depending on such factors as material cost and depreciation expense. Design costs are not material but when incurred are charged to a customer separately or built into the unit price.

Customers

    We provide test and assembly services to a growing number of customers worldwide consisting primarily of fabless companies, IDMs and foundries.

    Our ten largest customers accounted for almost all of our net revenues in 1997, 1998 and 1999. In 1998, our four largest customers, Analog Devices, Inc., Broadcom Corporation, Chartered Semiconductor Manufacturing Ltd (our affiliate) and Cirrus Logic, Inc. each represented in excess of 10% of net revenues and in the aggregate represented 63.9% of our net revenues. In 1999, our four largest customers, Analog Devices, Broadcom, Chartered Semiconductor Manufacturing Ltd and Level One each represented in excess of 8% of our net revenues and in the aggregate represented 66.8% of our net revenues. Chartered Semiconductor Manufacturing Ltd accounted for 20.9% and 16.4% of our net revenues in 1998 and 1999, respectively. We anticipate that our ten largest customers will continue to account for a high percentage of our net revenues for the foreseable future. In 1997, 1998 and 1999, 24.3%, 24.5% and 16.4% of our net revenues were derived from sales of test or assembly services to our affiliates, principally Chartered Semiconductor Manufacturing Ltd.

    The following table sets forth some of our customers:


    Actel Corporation                  Dallas Semiconductor Corporation         PMC-Sierra, Inc.
    Advanced System Products, Inc.     Ericsson Components AB                   Philips Electronics Asia
    Alcatel Microelectronics N.V.      Fairchild Semiconductor                    Pacific Pte Ltd.
    Analog Devices, Inc.               International, Inc.                      Sigmatel, Inc.
    Broadcom Corporation               Infineon Technologies Asia               ST Microelectronics Pte Ltd.
    Centillium Technology              Pacific Pte Ltd.                         Standard Microsystems
      Corporation                      Level One Communications, Inc.             Corporation
    Chip Express Corporation           Marvell Technology Group Ltd.            Synaptics, Inc.
    Cirrus Logic, Inc.                 Motorola Inc.                            TDK Corporation
    Conexant Systems, Inc.             National Semiconductor Corporation       TeraLogic, Incorporated
    Chartered Semiconductor            Nortel Networks Corporation              Texas Instruments Incorporated
      Manufacturing Ltd.               Oak Technology, Inc.                     Wolfson Microelectronics Ltd.


    The following table sets forth for the periods indicated the percentage of our net revenues derived from testing and assembly of semiconductors used in communications, personal computers and other applications.

                                                 Year Ended
                                                December 31,
                                      -------------------------------
                                       1997         1998        1999
                                      ------       ------      ------
       Communications.......           19.6%        38.6%       60.9%
       Personal Computers...           67.6         49.7        32.1
       Other................           12.8         11.7         7.0
                                      ------       ------      ------
         Total..............          100.0%       100.0%      100.0%
                                      ======       ======      ======

    We characterize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated.

                                                 Year Ended
                                                December 31,
                                      -------------------------------
         Geographical Area             1997         1998        1999
       ---------------------          ------       ------      ------
       United States........           67.8%        64.1%       70.2%
       Europe...............            0.0          0.0         3.8
       Singapore............           24.4         24.6        21.2
       Rest of Asia.........            7.8         11.3         4.8
                                      ------       ------      ------
         Total..............          100.0%       100.0%      100.0%
                                      ======       ======      ======

    Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog.

Customer Service

    We place a strong emphasis on quality customer service which we believe is a significant factor in our customer's selection of us for their test and assembly services. Our broad service offerings, dedicated customer account teams and commitment to finding solutions to our customers' needs and problems have enabled us to develop important relationships with many of our customers. We have received numerous awards in the area of customer service from our customers, including Broadcom, Cirrus Logic, Hewlett-Packard, Level One and TDK Corporation.

    Our objective is to work very closely with our customers so that they consider us an integral, strategic partner in their business. For example, we work closely with our customers during the pre-production period by providing technical input and guidance to assist in the development of test programs and packages. Our computer software enables customers to obtain information regarding work in process via the Internet. We have located our assembly design center in Milpitas, California and have recently established a test development center in San Jose, California to enable us to work more closely with a large number of our customers who are located in the U.S.

Quality Control

    Customers require that our facilities and procedures undergo a stringent vendor qualification process. The qualification process typically takes from two to six weeks but can take longer depending on the requirements of the customer. For test qualification, a process known as correlation is first undertaken. During this correlation process, which typically takes from two days to two weeks, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program.

    We maintain a quality control staff comprised of engineers, technicians and other employees whose responsibility is to monitor our test and assembly processes to ensure they meet our quality standards. Our in-house laboratory is equipped with advanced analytical tools and provides the necessary equipment and resources for our research and development and engineering staff to continuously enhance product quality and process improvement.

    Our test and assembly operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. federal 209E class 10,000 and 100,000 standards. We may in the future experience production interruptions due to technical problems in the clean room environment. Any interruption in our operations could have a material adverse effect on our results of operations.

    Our test and assembly operations in Singapore are ISO 9001, 9002 and 14001 certified. All three standards are issued and certified by the International Standards Organization. ISO 14001 is an international standard on environmental management system, to support environmental protection and prevention of pollution in balance with socio-economic needs. ISO 9002 standards set forth what is required to ensure production of quality products and services. ISO 9001 standards set forth a quality management system and address design, development, production, installation and servicing. The ISO certification process involves periodically subjecting production processes and quality management systems to stringent third party review and verification. ISO certification is required for sales of products to certain customers that look to an ISO certification as a threshold indication of our quality control standards. In addition, we attained Level 1 Semiconductor Assembly Council, or SAC, certification in November 1999. SAC certification is one of the most prestigious certifications in the semiconductors manufacturing industry.

Competition

    The independent semiconductor test and assembly service industry is very competitive and diverse. In order to compete, we must offer state-of-the-art testing services and bring the most technologically advanced packages to market as quickly as our competitors and at comparable prices. Test and assembly services are provided by both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors that are much larger in size. These competitors' facilities are primarily located in Asia and include Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology, Inc. (Korea and Philippines), ASE Test Limited (Taiwan and Malaysia), ASAT, Ltd. (Hong Kong), ChipPAC Incorporated (Korea), Siliconware Precision Industries Co., Ltd. (Taiwan), and Shinko Electric Industries Co. Ltd. (Japan).

    Each of these companies has significant manufacturing capacity, financial resources, research and development, operations, marketing and other capabilities and has been in operation for some time. Such companies have also established relationships with many of our current or potential customers.

    We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial and other resources than we do and may rely on internal sources for test and assembly services due to:

    o their desire to realize higher utilization of their existing test or assembly capacity;

    o    their unwillingness to disclose proprietary technology;

    o    their possession of more advanced testing or assembly technologies; and

    o    the guaranteed availability of their own test or assembly capacity.

    The principal elements of competition in the independent semiconductor assembly industry include variety of packages offered, price, location, available capacity, cycle time, engineering capability, technical competence, customer service and flexibility. If our competitors are able to bring their new packages to market faster or at lower prices than we can, our net revenues may be affected. In the area of test services, we compete on the basis of quality, cycle time, pricing, location, available capacity, software development, engineering capability, technical competence, customer service and flexibility. Our competitors in the independent testing market are both those listed above as well as smaller niche companies, offering limited services, which compete principally on the basis of engineering capability, location and available capacity.

    While we believe that we compete favorably with our principal competitors, we cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our operating results will not be adversely affected by increased price competition. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors -- We may not be able to compete successfully in our industry."

Intellectual Property

    Our operational success will depend in part on the ability to develop and protect our intellectual property. We currently have one issued patent and we have applied for 15 additional patents in the United States related to various aspects of our semiconductor test and assembly. We have also applied for patents in certain other countries where appropriate. If the patents are granted, we may seek to cross-license or share our intellectual property portfolio at a future time if it is advantageous for us to do so. We expect to file patent applications primarily in the United States, Singapore, Taiwan and the European Union, but may also file in other countries to protect our proprietary technologies, where appropriate.

    We have licensed patent rights from Motorola, Inc. to use technology in manufacturing BGA packages under an agreement which will expire in 2002 and is subject to renewal. Under this agreement, we are required to pay Motorola a royalty based upon the number of pads on each BGA package.

    When we are aware of intellectual property of others that may pertain to or affect our business, we will attempt to either avoid processes protected by existing patents, cross-license or otherwise obtain certain process or package technologies. In addition, we execute confidentiality and non-disclosure agreements with our customers and consultants and limit access to and distribution of our proprietary information.

    Our continued success will rely in part on the technological skills and innovation of our personnel and our ability to develop and maintain proprietary technologies. The departure of any of our management or technical personnel and the breach of their confidentiality and non-disclosure obligations or our failure to achieve our intellectual property objectives could have a material adverse effect on our business, financial condition and results of operations.

    Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and the proprietary technology of our customers entrusted to us by our customers during the testing process and to avoid infringement of existing and future intellectual property of others. We cannot assure you that patents will be issued for pending or future applications or that, if patents are issued, they will not be challenged, invalidated or avoided, or that rights granted thereunder will provide adequate protection or other commercial value to us. The laws of certain countries in which our services are or may be sold may not protect our packages and our intellectual property rights to the same extent as the laws of the United States or other countries where our intellectual property may be filed or registered. In addition, certain countries in which our services are or may be sold could have rights or laws governing intellectual property about which we are unaware.

    In the event that any valid claim is made against us, we would be required to:

    o    stop using certain processes;

    o    cease manufacturing, using, importing or selling infringing packages;

    o    pay substantial damages;

    o    develop non-infringing technologies; or

    o    attempt to acquire licenses to use the infringed technology.

    As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the packages in the market further overlap, we believe that companies in our industry may face more frequent patent infringement claims. Although there are no pending or threatened intellectual property lawsuits against us, we may face litigation or patent infringement claims in the future. We may also have to commence lawsuits against companies who infringe our intellectual property rights. Such claims could result in substantial costs and diversion of our resources.

    A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing packages. Although we may seek licenses from third parties covering the intellectual property that we are allegedly infringing, we cannot guarantee that any such licenses could be obtained on acceptable terms, if at all.

Environmental Matters and Compliance

    Our test and assembly operations do not generate significant pollutants. Our operations are subject to regulatory requirements and potential liabilities arising under Singapore laws and regulations governing among other things, air, emissions, waste water discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials. We have implemented an environmental monitoring system. We send samples of our air emissions, treated water and sludge to third party accredited laboratories for testing to ensure our compliance with the environmental laws and regulations that apply to us. We believe that we are in compliance with all applicable environmental laws and regulations. Expenditures on environmental compliance currently represent an insignificant portion of our operating expenses. We are certified ISO 14001 by the Productivity and Standards Board (Singapore) and the Japan Audit Compliance Organization.

Item 2.  Description of Property

    We presently operate from a 560,000 square foot facility in Singapore which opened in November 1997. In addition to our test and assembly operations, this facility houses our corporate executive, administrative, sales and marketing and finance offices. We constructed this facility on land leased from the Housing Development Board, a statutory board of the Government of Singapore, for a term expiring March 2026 with an option for renewal. The facility is designed to accommodate:

    o    300,000 square feet of test space;

    o    120,000 square feet of assembly space;

    o    500 testers;

    o    720 wire bonders; and

    o    72 mold systems.

    In addition to our headquarters in Singapore, we also have an assembly design center in Milpitas, California and a test development center in San Jose, California.

Equipment

    Our operations and expansion plans depend on us being able to obtain an adequate supply of test and assembly equipment on a timely basis. We work closely with our major equipment suppliers to ensure that equipment is delivered on time and such equipment meets our stringent performance specifications.

    Equipment commodity teams comprising employees from each of engineering, maintenance and purchasing have been formed to manage and procure equipment that meet our customers' current and future needs. The teams conduct a regular review of future technology roadmaps, cost performance targets, which include cost of spares, uptime and speed, as well as upgradability and flexibility. The teams' activities also include regular benchmarking, setting expectations and design requirements for future generations of equipment and beta-site testing of equipment. These activities provide a basis for us to determine our ongoing equipment needs.

    With the exception of a few key suppliers that provide reserved equipment delivery slots and price discount structures, we have no binding supply agreements with any of our suppliers. A reserved equipment delivery slot is one which allows us to obtain an accelerated delivery of the equipment over and above the delivery schedule previously committed by the supplier. Typically, price discounts are offered for volume purchases. We acquire our test and assembly equipment on a purchase order basis, which exposes us to substantial risks. The unavailability of new test or assembly equipment; the failure of such equipment or other equipment acquired by us to operate in accordance with our specifications or requirements; or delays in the delivery of such equipment, could delay implementation of our expansion plans and could materially and adversely affect our results of operations or financial condition. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors -- We may be unable to obtain testing and assembly equipment when we require it."

Testing Equipment

    Testing equipment is one of the most critical components of the testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, particular semiconductors can be tested on only a limited number of specially configured testers. As part of the qualification process, customers will specify the equipment on which their semiconductors may be tested, and we then develop test program conversion software that enable us to test these semiconductors on multiple equipment platforms. This portability between testers enables us to allocate semiconductors tested across our available test capability and thereby improve capacity utilization rates. We purchase testing equipment from major international manufacturers, including Advantest Singapore Pte Ltd, Credence Systems Corporation, Agilent Technologies, LTX Corporation, Schlumberger Measurement & Systems Pte Ltd and Teradyne Inc.

    We operate approximately 189 testers, including 135 for mixed-signal testing, 40 for digital testing and 14 for memory testing and in certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required the customer to provide the equipment on a consignment basis. Presently 24 of the aggregate 189 testers we operate are on consignment and 22 of the 24 are used for mixed-signal testing.

    In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.

Assembly Equipment

    The primary equipment used in assembly includes wire bonders and mold systems. We own and operate approximately 377 wire bonders and approximately 38 mold systems. Certain of our wire bonders allow for interchangeability between lead frame and laminate packages. We purchase wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc. and ESEC Asia Pacific Pte Ltd. We purchase mold systems from major international manufacturers, including Apic Yamada Corporation and Dai-Ichi Seiko Co Ltd. We have recently purchased gallium arsenide wafer saw and backgrind equipment.

Raw Materials

    Our assembly operations depend on obtaining an adequate supply of raw materials on a timely basis. The principal raw materials used in assembly are leadframe or laminate substrates, gold wire and molding compound. We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. However, our customers are generally not responsible for any unused raw materials that result from a forecast exceeding actual orders. We work closely with our primary suppliers, providing them with a six-month rolling forecast and weekly requirement schedules. Accordingly, our suppliers are better able to supply us with raw materials. We are not dependent on any one supplier for a substantial portion of our raw material requirements. The unavailability of an adequate supply of raw materials could materially and adversely affect our business, financial condition and results of operations. See " Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors -- We are dependent on raw material suppliers and do not have any long-term supply contracts with them."

Item 3.  Legal Proceedings.

    We believe that we are not a party to any legal proceedings which would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Item 4.  Control of Registrant.

    As of March 15, 2000, Singapore Technologies Pte Ltd beneficially owns approximately 72.5% of our ordinary shares. Singapore Technologies Pte Ltd is wholly-owned by Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore. As a result, Singapore Technologies Pte Ltd is able to exercise direct or indirect control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Matters that typically require shareholder approval include, among other things:

    o    the election of directors;

    o    our merger or consolidation with any other entity;

    o    any sale of all or substantially all of our assets; and

    o    the timing and payment of dividends.

    The following table sets forth certain information regarding the ownership of our ordinary shares as of March 15, 2000 (i) by each person known to us to own beneficially more than 10% of our outstanding ordinary shares and (ii) by all directors and executive officers as a group.

    Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                       Number of
                                                         Shares      Percentage
                                                      Beneficially  Beneficially
          Name of Beneficial Owner                       Owned         Owned
----------------------------------------------------  ------------  ------------
Singapore Technologies Pte Ltd(1)...................  511,532,398      52.1%
Singapore Technologies Semiconductors Pte Ltd(1)....  200,695,652      20.4%
EDB Investments Pte Ltd(2)..........................   48,021,950       4.9%
All directors and executive officers as a group(3)..   13,676,500       1.4%


----------

(1) Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore, owns 78.3% of Singapore Technologies Pte Ltd and owns 100% of Singapore Technologies Holdings Ltd which owns the remaining 21.7% of Singapore Technologies Pte Ltd which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd. Temasek Holdings (Private) Limited may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd.
(2) EDB Investments Pte Ltd is a wholly owned investment holding arm of the Economic Development Board, a Singapore government agency. The Economic Development Board may therefore be deemed to beneficially own the shares directly owned by EDB Investments Pte Ltd.
(3) In addition, all directors and executive officers as a group own 10,383,500 options under the Share Option Plan.

Item 5.  Nature of Trading Market.

     Our ordinary shares have been traded on the Singapore Exchange Securities Trading Limited or SGX-ST since January 31, 2000 and our American Depositary Receipts or ADRs have been traded on the NASDAQ National Market or NASDAQ since January 28, 2000.

     As of March 15, 2000, there were approximately 8,389 shareholders on record of the ordinary shares, of which 7,987 holders were registered in Singapore and 40 were registered in the United States, and 134 ADR-holders on record of the ADRs, of which approximately 129 were registered in the United States. Because many of our ordinary shares and ADRs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADRs is substantially higher.

     On March 27, 2000, the closing price of our ordinary shares on the SGX was S$9.30 and on NASDAQ was $53 9/16.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.

     Currently, there are no exchange control restrictions in Singapore.

     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry clearance system will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided in our Articles of Association, two or more shareholders holding at least 33 1/3% of our issued and outstanding ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy.

     The Companies Act and the Singapore Code on Take-Overs and Mergers regulate the acquisition of ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 25% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-Overs and Mergers. "Parties acting in concert" include a company and its related and associated companies, a company and its directors (including their relatives), a company and its pension funds, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, and a financial advisor and its client in respect of shares held by the financial advisor and shares in the client held by funds managed by the financial advisor on a discretionary basis. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding, either on his own or together with parties acting in concert with him, between 25% and 50% of the voting shares acquires additional voting shares representing more than 3% of the voting shares in any 12 month period.

     Except as described above, there are no limitations imposed by Singapore law or by our Articles of Association on the rights of non-resident shareholders to hold or vote ordinary shares.

Item 7.  Taxation

Singapore Tax Considerations

     In this section we discuss the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs, collectively, the "securities", to a holder of the securities that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the securities and does not purport to deal with the tax consequences applicable to all categories of investors. You should consult your own tax advisers as to the Singapore tax consequences of the purchase, ownership and dispositions of the securities.

     This discussion is based on tax laws in effect in Singapore and on administrative and judicial interpretations of these tax laws, as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis.

Income Tax

General

     Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore and on foreign income received in Singapore. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.

     Subject to the provisions of any applicable double taxation treaty and subject as discussed below, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 25.5%, or generally 15% in the case of interest, royalty and rental of movable equipment.

     A corporation will be regarded as being resident in Singapore if the control and management of its business is exercised there (for example, if the corporation's board of directors meets and conducts the business of the corporation in Singapore). An individual will be regarded as being resident in Singapore in a year of assessment if, in the preceding year, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she resides in Singapore.

Taxation of Dividends

     If we pay dividends on the ordinary shares or ADSs out of the tax exempt income received because of our pioneer status or out of our income subject to a concessionary tax rate, if any, such dividends will be free of Singapore tax in the hands of the holders of the ordinary shares and ADSs. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operation -- Overview" for a discussion of our pioneer status.

     Where the dividend is declared out of the above tax exempt income or income subject to tax at a concessionary rate, we would have to obtain agreement from the Inland Revenue Authority of Singapore confirming the amount of income available for distribution of tax exempt dividends. Before this agreement has been obtained, the Comptroller of Income Tax in Singapore may issue a provisional assessment of our tax exempt income, and we will be able to distribute tax exempt dividends based on this provisional assessment. Exempt dividends paid by us in excess of our finalised tax exempt income will be deemed distributed out of our ordinary income and will be subject to the treatment outlined below.

     We pay tax on our non-tax exempt income at the prevailing corporate tax rate, which is currently 25.5%. This tax paid by us is in effect imputed to, and deemed paid on behalf of, our shareholders. Thus, if we pay dividends on our ordinary shares out of our non-tax exempt income, our shareholders receive the dividends net of the tax paid by us. Dividends received by either a resident or non-resident of Singapore are not subject to withholding tax. Shareholders are taxed in Singapore on the gross amount of dividends, which is the cash amount of the dividend plus an amount normally equivalent to the corporate income tax rate paid by us on the dividend. The tax paid by us effectively becomes available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends.

     A non-resident shareholder is effectively taxed on non-tax exempt dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on the net dividend received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder will normally not receive any tax refund from the Inland Revenue Authority of Singapore.

     No comprehensive tax treaty currently exists between Singapore and the United States.

Gains on Disposal of the Ordinary Shares or ADSs

     Singapore does not impose tax on capital gains. However, gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade in Singapore, or if they are short-term gains from the sale of real property or shares in unlisted companies with substantial real property or real property-related assets in Singapore. Thus, any gains or profits from the disposal of the ordinary shares or ADSs are not taxable in Singapore unless the seller is regarded as carrying on a trade in securities in Singapore, in which case the disposal profits would be taxable as trading profits rather than capital gains.

Stamp Duty

     There is no stamp duty payable in respect of the issuance and holding of new ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00 for every S$1,000 of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. Stamp duty may be payable if the instrument of transfer is received in Singapore.

Estate Duty

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of most movable and immovable properties situated in Singapore. Thus, an individual holder of the ordinary shares who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate duty on the value of any ordinary shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate duty to the extent that the value of the ordinary shares, and any other assets subject to Singapore estate duty, exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10%. However, an individual who holds ADSs and is not domiciled in Singapore at the time of his or her death should not be subject to Singapore estate tax duty on such ADSs because such ADSs are registered outside Singapore and hence should not be considered as movable properties in Singapore.

     Prospective purchasers of ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore estate duty consequences of their investment.

Item 8.  Selected Financial Data.

     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The selected consolidated financial data are derived from our consolidated financial statements. The selected consolidated financial data as of December 31, 1995, 1996 and 1997 and for the fiscal years ended December 31, 1995 and 1996 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for these periods in this Annual Report.

     Our consolidated financial statements are prepared in accordance with U.S. GAAP.

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                 1995        1996        1997       1998(1)     1999
                                              ----------   --------    --------    --------   ---------
                                              (in thousands, except per ordinary share and per ADS data)
Income Statement Data:
Net revenues..................................   $ 8,058   $ 32,185    $ 88,373    $113,920   $201,098
Cost of revenues..............................     7,912     34,061      67,848      87,066    132,889
                                                 -------   --------    --------    --------   --------
Gross profit (loss)                                  146     (1,876)     20,525      26,854     68,209
                                                 -------   --------    --------    --------   --------
Operating expenses:
  Selling, general and administrative.........     3,473      6,062      13,858      16,772     28,437
  Research and development....................        --         --       2,157       3,482      7,283
  Stock-based compensation....................        --         --          --         384     25,327
  Other general expenses (income), net........        --       (139)         17        (582)        37
                                                 -------   --------    --------    --------   --------
    Total operating expenses..................     3,473      5,923      16,032      20,056     61,084
                                                 -------   --------    --------    --------   --------
Operating income (loss).......................    (3,327)    (7,799)      4,493       6,798      7,125
Other income (expense):
  Interest expense, net.......................        19       (401)     (3,307)     (8,244)    (5,534)
  Foreign currency exchange gain (loss).......       (35)       604      (1,258)        857      1,385
  Other non-operating income (expense), net...        --         41          62       2,103      2,379
                                                 -------   --------    --------    --------   --------
    Total other income (expense)..............       (16)       244      (4,503)     (5,284)    (1,770)
                                                 -------   --------    --------    --------   --------
Income (loss) before income taxes.............    (3,343)    (7,555)        (10)      1,514      5,355
Income tax expense............................        --         --        (159)       (390)      (500)
                                                 -------   --------    --------    --------   --------
Net income (loss).............................   $(3,343)  $ (7,555)   $   (169)   $  1,124      4,855
Net income (loss) per ordinary share(2):
  Basic.......................................   $ (0.15)  $  (0.02)   $     --    $     --   $   0.01
                                                 -------   --------    --------    --------   --------
  Diluted.....................................   $ (0.15)  $  (0.02)   $     --    $     --   $   0.01
                                                 -------   --------    --------    --------   --------
Net income (loss) per ADS(2):
  Basic.......................................   $ (1.49)  $  (0.21)   $     --    $   0.02   $   0.06
                                                 -------   --------    --------    --------   --------
  Diluted.....................................   $ (1.49)  $  (0.21)   $     --    $   0.02   $   0.06
                                                 -------   --------    --------    --------   --------
Ordinary shares (in thousands) used in per
  ordinary share calculation(2):
  Basic.......................................    22,500    352,032     368,000     669,671    770,259
  Diluted.....................................    22,500    352,032     368,000     670,976    786,725
ADSs (in thousands) used in per ADS
  calculation(2):
  Basic.......................................     2,250    35,203      36,800       66,967     77,026
  Diluted.....................................     2,250    35,203      36,800       67,098     78,672

----------
(1) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar. See Note 2(d) to our consolidated financial statements.


                                                                 Year Ended December 31,
                                                                 -----------------------
                                                 1995        1996        1997       1998(1)     1999
                                              ----------   --------    --------    --------   ---------
                                                                    (in thousands)
Balance Sheet Data:
Cash and cash equivalents....................    $ 9,008  $  2,422   $   1,051     $ 12,692   $ 16,568
Working capital (deficit)....................     (4,709)  (43,726)   (140,474)     (24,606)   (74,030)
Total assets.................................     50,634    114,372    225,477      236,720    351,965
Short-term debt and current
installments of
  long-term debt.............................         --     37,071    130,165       50,000     67,420
Long-term debt...............................         --         --         --       54,282     46,360
Shareholders' equity.........................     28,417     54,714     45,706      108,038    141,184

    We have never declared or paid any cash dividends on our ordinary shares.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

    The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "--Risk Factors" and elsewhere in this Annual Report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

Overview

    We derive revenues from test services and assembly of leaded and laminate packages. Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. We recognize revenue upon shipment of semiconductors for which we have provided services. Our net revenues from assembly services have grown at a faster rate than our net revenues from testing services and we expect this trend to continue as we provide more turnkey services to our customers. When we provide full turnkey services, we perform both test and assembly services on the same device. For that device, the unit price charged for assembly is generally twice that of the unit price charged for testing. Therefore revenues per unit from assembly services increase in absolute dollars more than for testing services. While test services typically command lower unit prices than assembly services, test services generate higher gross margins than assembly services.

    The semiconductor industry is characterized by price erosion which can impact our revenue and gross margin, unless we improve our capacity utilization and reduce costs. Prices of our products of a given level of technology decline over the product life cycle, commanding a premium in the earlier stages and declining towards the end of the cycle. We have to continue to develop and offer increasingly complex test and assembly services that meet the requirements of our customers.

    From 1996 to 1999, our net revenues grew from $32.2 million to $201.1 million. From 1996 to 1998, almost all of our net revenues were derived from test services and assembly of leaded packages. We derived revenues from assembly of laminate packages for the first time in October 1998. We provide a full range of test services and have developed substantial expertise in testing mixed-signal and high performance digital semiconductors. We have been successful in attracting new customers with these testing capabilities and then expanding our relationship with such customers to include assembly services tailored to their needs. We intend to continue to expand our test and assembly operations in order to position ourselves to meet increased demand for outsourced test and assembly services.

    Our results of operations are generally affected by the capital-intensive nature of our business. Most of our costs are fixed as our variable costs are limited to the costs of materials, payroll and supplies. Our primary fixed costs are for test and assembly equipment. Testers typically cost between $2.0 million and $4.0 million each, compared with wire bonders which typically cost $100,000 each. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins since the unit cost of test and assembly services generally decreases as fixed charges, such as depreciation expense for the equipment, are allocated over a larger number of units. Depreciation expense as a percentage of revenues was 27.3%, 34.4% and 23.3% for 1997, 1998 and 1999. Our results of operations are also affected by declines over time in the average selling prices for packages. At times in the past, we have been able to offset, at least in part, the effect of such declines on our gross profit margins by successfully developing and marketing new higher margin packages, such as advanced leadframe and laminate packages, and by taking advantage of economies of scale and higher productivity resulting from higher volumes. However, we cannot assure you that we will be successful at offsetting any such declines in the future.

    Our operating expenses consist principally of selling, general and administrative expenses which include payroll-related expenses for administrative staff, facilities-related expenses, management fees to our parent Singapore Technologies Pte Ltd, marketing expenses and provisions for bad debts on accounts receivable. Our operating expenses also include research and development expenditures which have been focused in two areas:

    o the development of new test equipment, software and processes to enhance efficiency and reliability and to shorten test time of semiconductors; and

    o the development of new, advanced packages to meet the customized needs of our existing customers.

    We are a part of the Singapore Technologies Group which provides us with certain direct and indirect benefits. We have benefited from our close working relationship with Chartered Semiconductor Manufacturing Ltd, which is also majority-owned by Singapore Technologies Pte Ltd and one of our major customers. In addition, from time to time, Singapore Technologies Pte Ltd and its affiliates have provided us with debt and equity financing. Also, Singapore Technologies Pte Ltd provides us with certain management services, including corporate secretarial, internal audit, training, executive resources and treasury services. We pay Singapore Technologies Pte Ltd an annual management fee for these services. Prior to December 1999, this fee was based on certain percentages of capital employed, sales, manpower and payroll. The new service agreement into which we entered in December 1999 is a formula and service based fee arrangement. Certain general and administrative expenses of Singapore Technologies Assembly and Test Services, Inc., our subsidiary, are borne and recharged to us by Chartered Semiconductor Manufacturing Inc., a United States incorporated affiliate of Singapore Technologies Pte Ltd. These expenses amounted to $2.2 million, $1.0 million and $1.3 million for 1997, 1998 and 1999, respectively. We expect that this amount will decrease significantly in the future.

    Prior to December 6, 1999, we had an Employees' Share Ownership Scheme which was accounted for in accordance with variable plan accounting. As a consequence, we recognized stock based compensation expense for options and shares granted to employees under this scheme of $0.4 million and $25.3 million during the years ended December 31, 1998 and 1999, respectively. The stock based compensation expense for the year ended December 31, 1999 included a $15.7 million charge recognised as a result of the termination of this scheme on December 6, 1999. See Note 20 to our consolidated financial statements.

    We have recognized stock-based compensation expense for options granted under the Share Option Plan in accordance with fixed plan accounting. Reported stock-based compensation expense represents the difference between the exercise price of employee share option grants and the deemed fair value of our ordinary shares at the date of the grant, amortized over the vesting period of the applicable options. The fair market value of our ordinary shares prior to our initial public offering was computed based on calculating the fair market value of our total invested capital less interest-bearing debt, assuming the exercise of the outstanding options at each valuation date and adding the expected cash proceeds from the exercise of those options. The fair market value of our total invested capital was estimated using the income approach and the market approach, on a closely-held minority interest basis.

    We have been granted pioneer enterprise status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 ("Relief from Income Tax Act"), for approved subcontract assembly and testing of integrated circuits, including wafer probe services, in Singapore for a five-year period from January 1, 1996. During the pioneer enterprise status period income from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with the conditions stated in the pioneer certificate and the Relief from Income Tax Act. Income from any other sources is taxed at prevailing Singapore corporate tax rates. Our pioneer status is renewable for an additional three years subject to compliance with certain conditions. We expect that we will be in compliance with such renewal conditions at the time of determining renewal eligibility.

    Until June 30, 1998, our functional currency was Singapore dollars. Effective July 1, 1998, we changed our functional currency to the U.S. dollar.

    Historically, the Singapore dollar was our functional currency because the Singapore dollar was the currency of the primary economic environment in which our operations were conducted. However, significant changes in economic facts necessitated a change in our functional currency from the Singapore dollar to the U.S. dollar. Our business has changed in that a more significant portion of our net revenues is derived from companies based outside of Singapore, principally in the United States. The interdependencies among us and our parent and other Singapore government controlled entities continue to diminish. There are ongoing changes in sources of financing from Singapore dollars to U.S. dollars. With more of our transactions and cash flows denominated in U.S. dollars, we changed our functional currency effective July 1, 1998 from the Singapore dollar to the U.S. dollar. Please see Note 2(d) to our consolidated financial statements.

    The change in functional currency was recognized through the translation of Singapore dollar amounts of our assets and liabilities at June 30, 1998 to U.S. dollars on July 1, 1998. In the case of our non-monetary assets such as property, plant and equipment, those U.S. dollar amounts became the accounting basis for those assets at July 1, 1998 and for subsequent periods. The $9.7 million cumulative translation adjustment at July 1, 1998 in shareholders' equity prior to the change remains as a separate component of accumulated comprehensive income (loss).

    Assets and liabilities denominated in other currencies are converted into the functional currency at the rates prevailing at the balance sheet date. Income and expenses in other currencies are converted into the functional currency at the rates of exchange at the transaction date.

    We experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency. Prior to the change in our functional currency, exchange gains and losses arose from transactions denominated in currencies other than Singapore dollars, principally in U.S. dollars. Following the change in our functional currency, exchange gains and losses arose from transactions denominated in currencies other than U.S. dollars, principally in Singapore dollars.

Risk Factors

    In addition to the other information and risks described elsewhere in this Annual Report, our business is subject to the following risks:

Our results fluctuate from quarter to quarter.

    Our operating results have fluctuated and may continue to fluctuate substantially from quarter to quarter due to a wide variety of factors, including:

    o    general economic conditions in the semiconductor industry;

    o a shift by IDMs between internal and outsourced test and assembly services;

    o general economic conditions in the markets addressed by end-users of semiconductors;

    o    the seasonality of the semiconductor industry;

    o    the short-term nature of our customers' commitments;

    o    the rescheduling or cancellation of large orders;

    o    the timing and volume of orders relative to our capacity;

    o    changes in capacity utilization;

    o    the rapid erosion of the selling prices of packages;

    o    changes in our product mix;

    o    the timing of expenditures in anticipation of future orders;

    o    possible disruptions caused by the installation of new equipment;

    o    the inability to obtain adequate equipment on a timely basis; and

    o any exposure to currency and interest rate fluctuations that may not be adequately covered under our hedging policy.

    As a result of all of these factors, we believe that period-to-period comparisons of our operating results are not meaningful, and you should not rely on such comparisons to predict our future performance. Unfavorable changes in any of the above factors may adversely affect our business, financial condition and results of operations. In addition, such unfavorable changes could cause volatility in the price of our ordinary shares and ADSs.

    For example, during the second quarter of 1998, the average selling prices of many of our test and assembly services decreased because of an excess of worldwide capacity relative to demand which resulted in intense competition among independent test and assembly service providers. We expect intense competitive conditions to continue. If we cannot offset declines in selling prices by reducing our costs of delivering those services, increasing the number of units tested or assembled, or shifting our focus to higher margin test and assembly services, our business, financial condition and results of operations could be adversely affected. See "-- Results of Operations -- Quarterly Results."

Downturns in the semiconductor industry will adversely affect our operating results.

    Our profits are affected significantly by conditions in the semiconductor industry. The market for semiconductors is categorized by:

    o    rapid technological change;

    o    evolving industry standards;

    o    intense competition; and

    o    fluctuations in end-user demand.

    In addition, the semiconductor industry is cyclical and, at various times, has experienced significant downturns because of production overcapacity and reduced unit demand. Any future downturn in the semiconductor industry is likely to adversely affect our business, financial condition and results of operations. Our financial results for the second and third quarters of 1998 were adversely affected by such a downturn.

Decisions by our IDM customers to curtail outsourcing may adversely affect our company.

    Historically, we have been dependent on the trend in outsourcing of test and assembly services by IDMs. Our IDM customers continually evaluate our services against their own in-house test and assembly services. As a result, at any time, IDMs may decide to shift some or all of their outsourced test and assembly services to internally sourced capacity. Any such shift or a slowdown in this trend is likely to adversely affect our business, financial condition and results of operations.

Our profitability is affected by capacity utilization rates.

    As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can have a material adverse effect on our profitability. Therefore, our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to maintain high capacity utilization rates. Capacity utilization rates may be affected by a number of factors and circumstances, including:

    o    installation of new equipment in anticipation of future business;

    o    overall industry conditions;

    o    the level of customer orders;

    o    operating efficiencies;

    o    mechanical failure;

    o disruption of operations due to expansion of operations, introduction of new packages or relocation of equipment;

    o    disruption in supply of raw materials; or

    o    fire or other natural disasters.

    For example, in 1998, our capacity utilization rates were negatively affected by a decrease in demand for our test and assembly services resulting from a downturn in the overall semiconductor industry. We cannot assure you that our capacity utilization rates will not be materially adversely affected by future declines in the semiconductor industry, declines in industries that purchase semiconductors or other factors. Any inability on our part to maintain or increase capacity utilization rates could have a material adverse effect on our business, financial condition and results of operations.

We depend on a small number of customers for a significant portion of our revenues.

    We are dependent on a small group of customers for almost all of our net revenues. Our ten largest customers accounted for almost all of our net revenues in 1997, 1998 and 1999. In 1998, our four largest customers, Analog Devices, Inc., Broadcom Corporation, Chartered Semiconductor Manufacturing Ltd (our affiliate) and Cirrus Logic, Inc. each represented in excess of 10% of net revenues and in the aggregate represented 63.9% of our net revenues. In the year ended December 31, 1999, our four largest customers, Analog Devices, Broadcom, Chartered Semiconductor Manufacturing Ltd and Level One Communications, Inc. each represented in excess of 8% of our net revenues and in the aggregate represented 66.8% of our net revenues. Chartered Semiconductor Manufacturing Ltd accounted for 20.9% and 16.4% of our net revenues in 1998 and 1999, respectively. Also, in 1997, 1998 and 1999, 67.8%, 64.1% and 70.2% of our net revenues came from customers based in the United States. We anticipate that for the forseeable future our ten largest customers will continue to account for most of our net revenues and that we will continue to be significantly dependent on net revenues from customers based in the United States. Our ability to retain these customers, as well as other customers, and to add new customers is important to the ongoing success of our company. The loss of one or more of our key customers, or reduced orders from any of our key customers, could have a material adverse effect on our business, financial condition and results of operations. See "Item 1. Description of Business -- Customers."

A decrease in demand for communications equipment and personal computers may significantly decrease the demand for our services.

    A significant percentage of our net revenues is derived from customers who use our test or assembly services for semiconductors used in communications equipment and personal computers. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling price of communications equipment and personal computers places significant pressure on the prices of the components that are used in this equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.

Our customers are not contractually obligated to buy our services or products. We do not have any significant backlog.

    None of our customers is obligated, pursuant to any contractual commitment or otherwise, to purchase any minimum amount of our test or assembly services or to provide us with binding forecasts for any period. As a result, we have no significant backlog. The lack of significant backlog makes it difficult for us to forecast our net revenues for any future period. We expect that in the future, net revenues in any quarter will continue to be substantially dependent on orders placed within that quarter. Moreover, all of our customers operate in the cyclical semiconductor industry and have varied and may continue to vary order levels significantly from period to period. However, our customers are generally not responsible for any unused raw materials that result from a forecast exceeding actual orders. Accordingly, we cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as they had in prior periods.

We may be unable to obtain testing or assembly equipment when we require it.

    The semiconductor test and assembly business is capital intensive and requires investment in expensive capital equipment manufactured by a limited number of suppliers, which are located principally in the United States, Europe and Japan. The market for capital equipment used in semiconductor testing is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of such capital equipment from a limited number of suppliers. If we are unable to obtain certain equipment, including testers and wire bonders, in a timely manner, we may be unable to fulfill our customers' orders which would negatively impact our business, financial condition and results of operations.

    Generally, we have no binding supply agreements with any of our suppliers and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, increased levels of demand for the type of capital equipment required in our business may cause an increase in the price of such equipment and may lengthen delivery cycles, which could have a material adverse effect on our business, financial condition and results of operations. In addition, adverse fluctuations in foreign currency exchange rates, particularly the Japanese yen, could result in increased prices for certain equipment purchased by us, which could have a material adverse effect on our business, financial condition and results of operations.

Our profitability is affected by average selling prices which tend to decline.

    Decreases in the average selling prices of our test and assembly services can have a material adverse effect on our profitability. The average selling prices of test and assembly services have declined historically, with assembly services in particular experiencing severe pricing pressure. This pricing pressure for test and assembly services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes tested or assembled, or by shifting to higher margin test and assembly services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

The testing process is complex and therefore more prone to "bugs" and operator error.

    Semiconductor testing is a complex process involving sophisticated testing equipment and computer software. We develop computer software which is used to test our customers' semiconductors. We also develop conversion software programs which enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or "bugs." In addition, the testing process is subject to operator error by our employees who operate our testing equipment and related software. Any significant defect in our testing or conversion software, malfunction in our testing equipment or operator error could reduce our production yields, damage our customer relationships and materially harm our business.

We may not be able to develop or access leading technology which may affect our ability to compete effectively.

    The semiconductor test and assembly market is characterized by rapid technological change. We must be able to offer our customers test and assembly services based upon the most advanced technology. This requirement could result in significant capital expenditures in the future. Advances in technology typically lead to rapid and significant price declines and decreased margins for older package types and may also affect demand for test services. Technology advances could also cause our test or assembly capabilities to be less competitive with new technologies and, in certain cases, to be obsolete.

    If we fail to develop advanced test and assembly services or to access those developed by others in a timely manner, we could lose existing customers or miss potential customers demanding these advanced services. Also, we would miss the opportunity to benefit from the higher average selling prices which are derived from newer and emerging test and assembly services. In addition, the choice of test equipment is important to us because obtaining the wrong test equipment or failing to understand market requirements will make us less competitive and will lower our asset utilization. In order to remain competitive, we must be able to upgrade or migrate our test equipment to respond to changing technological requirements.

The assembly process is complex and our production yields may suffer from defective packages and the introduction of new packages.

    The assembly process is complex and involves a number of precise steps. Defective packages primarily result from:

    o    contaminants in the manufacturing environment;

    o    human error;

    o    equipment malfunction;

    o    defective raw materials; or

    o    defective plating services.

    These and other factors have, from time to time, contributed to lower production yields. They may do so in the future, particularly as we expand our capacity or change our processing steps. In addition, to be competitive, we must continue to expand our offering of packages. Our production yields on new packages typically are significantly lower than our production yields on our more established packages.

    Our failure to maintain high standards or acceptable production yields, if significant and prolonged, could result in lost customers, increased costs of production, delays, substantial amounts of returned goods and claims by customers relating thereto. Any of these problems could have a material adverse effect on our business, financial condition and results of operations.

We need a clean room environment for our operations.

    Our testing and assembly operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our testing or assembly environment, our test or assembly equipment may become nonfunctional or the semiconductors we test and assemble may be defective. See "Item 1. Description of Business -- Quality Control." If we experience prolonged interruption in our operations due to problems in the clean room environment, this could have a material adverse effect on our business, financial condition and results of operations.

We expect to incur significant capital expenditures in the future and therefore may require additional financing in the future.

    To grow our business, we intend to increase our test and assembly capacity. This will require substantial capital expenditures for additional equipment. We will also be required to recruit and train new employees. These expenditures will likely be made in advance of increased sales. We cannot assure you that our net revenues will increase after these expenditures. Our failure to increase our net revenues after these expenditures could have a material adverse effect on our business, financial condition and results of operations.

    In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to the holders of ADSs and ordinary shares. Additional debt financing may be required which, if obtained, may:

    o limit our ability to pay dividends or require us to seek consents for the payment of dividends;

    o increase our vulnerability to general adverse economic and industry conditions;

    o    limit our ability to pursue our growth plan;

    o require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

    o limit our flexibility in planning for, or reacting to, changes in our business and our industry.

    We cannot assure you that we will be able to obtain the additional financing on terms that are acceptable to us or at all.

We have limited operating history upon which you may evaluate us and have had a history of losses.

    We have limited operating history upon which you may evaluate us. We began operations in January 1995. In 1995, our net revenues were derived primarily from wafer probe services performed for Chartered Semiconductor Manufacturing Ltd, our affiliate. We experienced net losses in our first three years of operations. Although we have grown rapidly and now provide a full range of test and assembly services to a number of unaffiliated customers, we continue to face substantial risks, expenses and difficulties as described elsewhere in this Annual Report. If we are unable to successfully address these risks and uncertainties, our business, financial condition and results of operations could suffer.

We are dependent on raw material suppliers and do not have any long-term supply contracts with them.

    We obtain the materials we need for our assembly services from outside suppliers. We purchase all of our materials on a purchase order basis. We have no long-term contracts with any of our suppliers. If we cannot obtain sufficient quantities of materials at reasonable prices or if we are not able to pass on higher materials costs to our customers, this could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to compete successfully in our industry.

    The independent semiconductor test and assembly service industry is very competitive and diverse and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry is comprised of both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors that are much larger in size than us. These competitors include Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology, Inc. (Korea and the Philippines), ASE Test Limited (Taiwan and Malaysia), ASAT Ltd. (Hong Kong), ChipPAC Incorporated (Korea), Siliconware Precision Industries Co., Ltd. (Taiwan) and Shinko Electric Industries Co. Ltd. (Japan) and their facilities are primarily located in Asia.

    Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and has been in operation for some time. Such companies have also established relationships with many of our current or potential customers. Some of our competitors have established testing facilities in North America and may commence independent testing operations in Asia. These activities would compete directly with us.

    We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial and other resources than we do and may rely on internal sources for test and assembly services due to:

    o their desire to realise higher utilization of their existing test and assembly capacity;

    o    their unwillingness to disclose proprietary technology;

    o    their possession of more advanced testing or assembly technologies; and

    o    the guaranteed availability of their own test and assembly capacity.

    We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our business, financial condition and results of operations will not be adversely affected by increased competition.

Our intellectual property is important to our ability to succeed in our business but may be difficult to protect.

    Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to protect our proprietary technology and the proprietary technology of our customers entrusted to us by our customers during the testing process. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. We also use trade secrets to protect our proprietary information. We currently have one issued patent and we have applied for 15 additional patents in the United States and certain other countries. We cannot assure you that any of our filed applications for patents will be granted, or, if granted, will not be challenged, invalidated or circumvented or will offer us any meaningful protection. Further, we cannot assure you that the Asian countries in which we market our products, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our assembly services, or that any confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property rights disputes.

    Our ability to compete successfully will depend, in part, on our ability to operate without infringing the proprietary rights of others. We have established procedures designed to help prevent us from infringing the patented technology of our competitors or other parties. When we are aware of intellectual property of others that may pertain to or affect our business, we will attempt to either avoid processes protected by existing patents, cross-license, or otherwise obtain certain process or package technologies that we feel are required. However, we have no means of ascertaining what patent applications have been filed in the United States until they are granted. In addition, we may not be aware of the intellectual property rights of others or familiar with the laws governing such rights in certain countries in which our products are or may be sold. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Although there are no pending or threatened intellectual property lawsuits against us, we may face litigation or patent infringement claims in the future. In the event that any valid claim is made against us, we could be required to:

    o    stop using certain processes;

    o    cease manufacturing, using, importing or selling infringing packages;

    o    pay substantial damages;

    o    develop non-infringing technologies; or

    o    attempt to acquire licenses to use the infringed technology.

    Although we may seek licenses from or enter into agreements with third parties covering the intellectual property that we are allegedly infringing, we cannot guarantee that any such licenses could be obtained on acceptable terms, if at all.

    We may also have to commence lawsuits against companies who infringe our intellectual property rights. Such claims could result in substantial costs and diversion of our resources.

    Should any of the disputes described above occur, our business, financial condition and results of operations could be materially and adversely affected.

Singapore Technologies Pte Ltd controls us and thereby may delay, deter or prevent acts that would result in a change of control.

    As of March 15, 2000, Singapore Technologies Pte Ltd beneficially owned approximately 72.5% of our ordinary shares. Singapore Technologies Pte Ltd, is wholly-owned by Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore. As a result, Singapore Technologies Pte Ltd is able to exercise direct or indirect control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Matters that typically require shareholder approval include, among other things:

    o    the election of directors;

    o    our merger or consolidation with any other entity;

    o    any sale of all or substantially all of our assets; and

    o    the timing and payment of dividends.

    This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which may be against the interests of holders of our ADSs and ordinary shares.

We may have conflicts of interest with our affiliates.

    In the past, a substantial portion of our financing, as well as our net revenues, have come from our affiliates, and we have paid a management fee to Singapore Technologies Pte Ltd for certain services. We will continue to have certain contractual and other business relationships and engage in material transactions with the Government of Singapore, Singapore Technologies Pte Ltd, EDBI and Chartered Semiconductor Manufacturing Ltd, which is controlled by Singapore Technologies Pte Ltd and is one of our key customers. Although any new material related party transaction requires the approval of a majority of our Board of Directors and separate approval by the Audit Committee, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, both EDBI and Singapore Technologies Pte Ltd make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. Currently, Vertex Asia Ltd and Vertex Investment (II) Ltd, affiliates of Singapore Technologies Pte Ltd, have investments in United Test Assembly Center
(S) Pte Ltd, a Singapore-based provider of semiconductor assembly and testing services for semiconductor logic/ASIC and memory products. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that conflicts of interest will be resolved in our favor. See "Item 13. Interest of Management in Certain Transactions."

    Sales to affiliates, principally to Chartered Semiconductor Manufacturing Ltd, in 1997, 1998 and 1999 were approximately 24.3%, 24.5% and 16.4%, respectively, of our net revenues. We expect the proportion of our net revenues that is dependent on Chartered Semiconductor Manufacturing Ltd will decrease as we continue to diversify our customer base, although we expect that Chartered Semiconductor Manufacturing Ltd will continue to be an important customer.

We depend on certain key employees. Loss of certain of them could adversely affect our business.

    Our future performance will largely depend on our ability to attract and retain key technical, customer support, sales and management personnel. The loss of certain of such persons could have a material adverse effect on our business, financial condition and results of operations. We do not maintain "key man" life insurance.

A fire or other calamity at one of our facilities could adversely affect our company.

    We conduct our testing and assembly operations at a limited number of facilities. A fire or other calamity resulting in significant damage at any of these facilities would have a material adverse effect on our business, financial conditions and results of operations. While we maintain insurance policies covering losses, including losses due to fire, which we consider to be adequate, we cannot assure you that it would be sufficient to cover all of our potential losses. Our insurance policies cover our buildings, machinery and equipment.

Results of Operations

    The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                     Year Ended December 31,
                                                   --------------------------
                                                    1997      1998      1999
                                                   ------    ------    ------
Net revenues.................................      100.0%    100.0%    100.0%
Cost of revenues.............................       76.7      76.4      66.1
                                                   ------    ------    ------
Gross profit (loss)..........................       23.1      23.6      33.9
                                                   ------    ------    ------
Operating expenses:
  Selling, general and administrative........       15.7      14.7      14.1
  Research and development...................        2.4       3.1       3.6
  Stock-based compensation...................         --       0.4      12.6
  Other general expenses (income), net.......         --      (0.5)       --
                                                   ------    ------    ------
    Total operating expenses.................       18.1      17.7      30.3
                                                   ------    ------    ------
Operating income (loss)......................        5.0       5.9       3.6
Other income (expense):
  Interest expense, net......................       (3.7)     (7.2)     (2.8)
  Foreign currency exchange gain (loss)             (1.4)      0.7       0.7
  Other non-operating income (expense), net..        0.1       1.9       1.2
                                                   ------    ------    ------
        Total other income (expense).........       (5.0)     (4.6)     (0.9)
                                                   ------    ------    ------
    Income (loss) before income taxes........       (0.0)      1.3       2.7
    Income tax expense.......................       (0.2)     (0.3)     (0.2)
                                                   ------    ------    ------
    Net income (loss)........................       (0.2)%     1.0%      2.5%
                                                   ------    ------    ------

Year Ended December 31, 1998 Compared to Year Ended December 31, 1999

    Net revenues. Net revenues increased 76.5% from $113.9 million in 1998 to $201.1 million in 1999. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased 63.2% from $56.8 million in 1998 to $92.7 million in 1999. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting increased demand and expanded capacity. Revenues from assembly increased 89.8% from $57.1 million in 1998 to $108.4 million in 1999. This increase was primarily due to greater demand for leadframe packages and to a lesser extent the introduction of laminate packages in October 1998.

    Cost of revenues and Gross profit margin. Cost of revenues increased 52.6% from $87.1 million in 1998 to $132.9 million in 1999, primarily due to higher depreciation expense as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense increased from $39.5 million in 1998 to $46.7 million in 1999. Gross profit margin increased from 23.6% in 1998 to 33.9% in 1999. The increase in gross profit margin was attributable primarily to improved utilization of test and assembly equipment.

    Selling, general and administrative expenses. Selling, general and administrative expenses increased 69.0% from $16.8 million, or 14.7% of net revenues, in 1998 to $28.4 million, or 14.1% of net revenues, in 1999. The increase was mainly due to the addition of personnel, particularly in the United States, including the addition of 12 employees in sales and marketing positions to Singapore Technologies Assembly and Test Services, Inc.

    Research and development expenses. Research and development expenses increased 108.6% from $3.5 million, or 3.1% of net revenues, in 1998 to $7.5 million, or 3.6% of net revenues, in 1999. The increase was attributable to higher hardware and software depreciation ($1.5 million), supplies ($2.3 million) and salaries and benefits ($3.5 million), in part relating to the establishment of the test development center in San Jose, California.

    Other income (expense). Other expense decreased 66.0% from $5.3 million in 1998 to $1.8 million in 1999 primarily due to a decrease in interest expense. Interest expense, net for 1999 was $5.5 million compared to $8.2 million in 1998, as borrowings were reduced by $62.5 million from the proceeds of the issuance of new shares to Singapore Technologies Pte Ltd and EDBI in March 1998 and the replacement of borrowings with a lower interest rate loan of S$90.0 million.

    Income tax expense. Income tax expense remains about the same at $0.4 million in 1998 and $0.5 million in 1999. The current income tax expense for both periods is due to Singapore tax on rental and interest income and U.S. tax on income generated by Singapore Technologies Assembly and Test Services, Inc in the United States.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1998

    Net revenues. Net revenues increased 28.8% from $88.4 million in 1997 to $113.9 million in 1998. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased 19.8% from $47.4 million in 1997 to $56.8 million in 1998. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting expanded capacity. Revenues from assembly increased 39.3% from $41.0 million in 1997 to $57.1 million in 1998. This increase was primarily due to greater demand for leadframe packages and, to a lesser extent, the introduction of laminate packages in October 1998.

    Cost of revenues and Gross profit margin. Cost of revenues increased 28.5% from $67.8 million in 1997 to $87.1 million in 1998, primarily due to higher depreciation as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense increased from $24.1 million, or 27.3% of net revenues, in 1997 to $39.2 million, or 34.4% of net revenues, in 1998. Gross profit margin increased from 23.1% in 1997 to 23.6% in 1998. The increase in gross profit margin was attributable primarily to improved utilization of test and assembly equipment.

    Selling, general and administrative expenses. Selling, general and administrative expenses increased 20.9% from $13.9 million, or 15.7% of net revenues, in 1997 to $16.8 million, or 14.7% of net revenues, in 1998. The increase was mainly due to an increase in payroll-related expenses ($1.1 million), management fees to Singapore Technologies Pte Ltd ($0.1 million) and other overhead expenses ($1.8 million), the major components of which are facility related costs and sales and marketing expenses.

    Research and development expenses. Research and development expenses increased 59.1% from $2.2 million, or 2.4% of net revenues, in 1997 to $3.5 million, or 3.1% of net revenues, in 1998. The increase was due mainly to higher salaries and benefits ($0.6 million), depreciation of hardware and software ($0.5 million) and supplies ($0.2 million).

    Other income (expense). Other expense increased 17.8% from $4.5 million in 1997 to $5.3 million in 1998 primarily as a result of increased borrowings to fund our capacity expansion program. Interest expense, net for 1998 was $8.2 million compared to $3.3 million in 1997. These expenses were offset in part by a foreign currency exchange gain of $0.9 million compared to a foreign currency exchange loss of $1.3 million in 1997. This loss was mainly attributable to the strengthening of the U.S. dollar in 1997, which resulted in transaction losses relating to our U.S. dollar denominated loan. Other non-operating income (expense), net consist of government grant income, rental income and a provision for relocation costs. In 1997, government grant income was $0.2 million compared to $1.2 million in 1998 and rental income in 1997 was $0.3 million compared to $0.8 million in 1998. We made a provision of $0.6 million in 1997 for relocation costs associated with our move to our present facility.

    Income tax expense. Income tax expense increased 145.2% from $0.2 million in 1997 to $0.4 million in 1998. This was primarily due to the increase in rental income from the lease of a portion of our facilities to TriTech Microelectronics Ltd, our affiliate, and an increase in U.S. tax on income generated by Singapore Technologies Assembly and Test Services, Inc. in the United States.

Quarterly Results

    The following table sets forth our unaudited results of operations for the quarterly periods indicated. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of operations in any quarter are not necessarily indicative of the results of any future period. We expect that our quarterly revenues may fluctuate significantly.

                                                                       Quarter ended
                                                                       -------------
                                             Mar. 31,  Jun. 30,  Sep. 30,   Dec. 31,  Mar. 31,   Jun. 30,  Sep. 30,   Dec. 31,
                                               1998      1998      1998       1998      1999       1999      1999       1999
                                             --------  --------  --------   --------  --------   --------  --------   --------
                                                                               (in thousands)
Net revenues.............................    $34,895  $ 22,322   $22,016    $34,687   $36,677    $45,616   $53,688    $65,117
Cost of revenues.........................     22,756    19,338    18,745     26,227    28,435     30,455    34,692     39,307
                                             -------  --------   -------    -------   -------    -------   -------    -------
Gross profit (loss)......................     12,139     2,984     3,271      8,460     8,242     15,161    18,996     25,810
                                             -------  --------   -------    -------   -------    -------   -------    -------
Operating expenses:
  Selling, general and administrative....      4,401     3,790     3,760      4,821     5,456      6,515     7,223      9,243
  Research and development...............      1,033       981       652        816     1,230      1,536     2,359      2,158
  Stock-based compensation...............         --        17       162        205       899        858     6,699     16,871
  Other general expenses (income), net...       (515)       --        --        (67)       (2)        --        25         14
                                             -------  --------   -------    -------   -------    -------   -------    -------
    Total operating expenses.............      4,919     4,788     4,574      5,775     7,583      8,909    16,306     28,286
                                             -------  --------   -------    -------   -------    -------   -------    -------
Operating income (loss)..................      7,220    (1,804)   (1,303)     2,685       659      6,252     2,690     (2,476)
Other income (expense):
  Interest expense, net..................     (2,935)   (2,068)   (1,853)    (1,388)   (1,398)    (1,458)   (1,262)    (1,416)
  Foreign currency exchange gain (loss)..     (1,397)    1,204     2,998     (1,948)    2,157        222      (506)      (488)
  Other non-operating income (expense),
    net..................................        267       319        42      1,475       193        941       656        589
                                             -------  --------   -------    -------   -------    -------   -------    -------
    Total other income (expense).........     (4,065)     (545)    1,187     (1,861)      952       (295)   (1,112)    (1,315)
                                             -------  --------   -------    -------   -------    -------   -------    -------
Income (loss) before income taxes........      3,155    (2,349)     (116)       824     1,611      5,957     1,578     (3,791)
Income tax (expense) benefit.............        (85)     (107)     (101)       (97)     (239)      (273)     (148)       160
                                             -------  --------   -------    -------   -------    -------   -------    -------
Net income (loss)........................    $ 3,070  $ (2,456)  $  (217)   $   727   $ 1,372    $ 5,684   $ 1,430    $(3,631)
                                             =======  ========   =======    =======   =======    =======   =======    ========


                                                                       As a percentage of net revenues
                                                                       -------------------------------
                                             Mar. 31,  Jun. 30,  Sep. 30,   Dec. 31,  Mar. 31,   Jun. 30,  Sep. 30,   Dec. 31,
                                               1998      1998      1998       1998      1999       1999      1999       1999
                                             --------  --------  --------   --------  --------   --------  --------   --------
Net revenues.............................    100.0%    100.0%    100.0%      100.0%    100.0%     100.0%    100.0%     100.0%
Cost of revenues.........................     65.2      86.6      85.1        75.6      77.5       66.8      64.6       60.4
                                             -------  --------   -------    -------   -------    -------   -------    -------
Gross profit (loss)......................     34.8      13.4      14.9        24.4      22.5       33.2      35.4       39.6
                                             -------  --------   -------    -------   -------    -------   -------    -------
Operating expenses:
  Selling, general and administrative....     12.6      17.0      17.1        13.9      14.9       14.3      13.5       14.2
  Research and development...............      3.0       4.4       3.0         2.4       3.4        3.4       4.4        3.3
  Stock-based compensation...............       --        --       0.7         0.6       2.5        1.9      12.5       25.9
  Other general expenses (income), net...     (1.5)       --        --        (0.2)       --         --        --         --
                                             -------  --------   -------    -------   -------    -------   -------    -------
    Total operating expenses.............     14.1      21.4      20.8        16.7      20.8       19.6      30.4       43.4
                                             -------  --------   -------    -------   -------    -------   -------    -------
Operating income (loss)..................     20.7      (8.0)     (5.9)        7.7       1.7       13.6       5.0       (3.8)
Other income (expense):
  Interest expense, net..................     (8.4)     (9.3)     (8.4)       (4.0)     (3.8)      (3.2)     (2.4)      (2.2)
  Foreign currency exchange gain (loss)..     (4.0)      5.4      13.6        (5.6)      5.9        0.5      (0.9)      (0.7)
  Other non-operating income (expense),
    Net..................................      0.7       1.4       0.2         4.2       0.5        2.1       1.2        0.9
                                             -------  --------   -------    -------   -------    -------   -------    -------
    Total other income (expense).........    (11.7)     (2.5)      5.4        (5.4)      2.6       (0.6)     (2.1)      (2.0)
                                             -------  --------   -------    -------   -------    -------   -------    -------
Income (loss) before income taxes........      9.0     (10.5)     (0.5)        2.3       4.3       13.0       2.9       (5.8)
Income tax (expense) benefit.............     (0.2)     (0.5)     (0.4)       (0.3)     (0.6)      (0.6)     (0.3)       0.2
                                             -------  --------   -------    -------   -------    -------   -------    -------
Net income (loss)........................      8.8%    (11.0)%    (0.9)%       2.0%      3.7%      12.4%      2.6%      (5.6)%
                                             =======  ========   =======    =======   =======    =======   =======    ========


    Beginning in the second quarter of 1998, our net revenues decreased as we experienced reduced demand from our major customers for our test and assembly services. This was due, in part, to a general decline in demand in the semiconductor industry. Gross profit was also negatively impacted by the market environment. The reduced demand from our customers resulted in lower utilization rates of our capital equipment as new wire bonders and testers were placed into service and not fully utilized. Also, our customers were under significant price pressure from their customers and as a result put pressure on us to lower prices for both test services and traditional leadframe packages. These price decreases were partially offset by increases in sales of advanced leadframe and laminate packages, which carry higher prices and gross profit margins. Starting in the fourth quarter of 1998, conditions in the semiconductor industry began to improve. Gross profit as a percentage of net revenues increased from a low of 13.4% in the second quarter of 1998 to 39.6% in the fourth quarter of 1999. As a result, we experienced increased demand from our major customers, thus improving our utilization rates and financial performance.

    A significant component of our cost of revenues is depreciation expense, which is largely related to our test and assembly equipment. We begin depreciating our equipment when it is placed into service. Often, there is a gap between when our equipment is placed into service and when it achieves high levels of utilization. As a result, placing into service new equipment can cause our gross profit margins to vary significantly from quarter to quarter.

    Selling, general and administrative expenses increased every quarter since the second quarter of 1998, primarily due to increased staffing levels due to our planned expansion of our business and operations. Research and development expenses were generally between 3.0% and 4.4% of net revenues from the first quarter of 1998 to the fourth quarter of 1999 and were expended primarily to support the development of our BGA package technology.

    Our quarterly operating results may vary significantly. Unfavorable changes may adversely affect our business, financial condition and results of operations. In addition, we intend to increase the level of operating expenses and investments in manufacturing capacity in anticipation of future growth in net revenues. To the extent our net revenues do not grow as anticipated, our financial condition and operating results may be materially and adversely affected due to the fixed nature of most of these expenses.

Liquidity and Capital Resources

    We have financed our operations primarily through the issuance of new shares to our shareholders and loans from our shareholders, related parties and third-party financial institutions. Since 1997, Singapore Technologies Pte Ltd has provided to us $109.9 million in debt financing and $42.0 million in equity financing. Since 1997, the Economic Development Board has provided to us $54.3 million in debt financing and EDBI has provided to us $20.3 million in equity financing. As of December 31, 1999, we had loans outstanding from our shareholders and related parties of $53.8 million, and cash and cash equivalents of $16.6 million. We completed our initial public offering on February 8, 2000. Our net proceeds from the initial public offering were approximately $388.0 million.

Liquidity

    Net cash generated by operating activities was $47.9 million and $73.2 million in 1998 and 1999, respectively. The $47.9 million of cash generated in 1998 was primarily attributable to net operating cash generated, before changes in operating working capital, of $42.3 million and a decrease in accounts receivable of $8.5 million. The $73.2 million of cash generated in 1999 was primarily attributable to net operating cash generated, before changes in operating working capital, of $76.2 million, an increase in accounts receivable of $16.6 million, and an increase of $17.0 million in accrued operating expenses and other payables, excluding liabilities for the purchase of fixed assets. The increase in accrued operating expenses and other payables included in the operating working capital largely arises from an increase in payroll-related provisions of approximately $9.5 million and an increase in accrued purchase of inventory of approximately $3.1 million.

    Our net cash used in investing activities primarily represents amounts paid for property, plant and equipment and other capital expenditures. Over the past three years, a significant amount of our capital expenditures has been spent on test and assembly equipment. We have budgeted capital expenditures and investments of approximately $200.0 million for 2000. We expect to incur these capital expenditures primarily for the acquisition of test and assembly equipment. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future business. Some of these acquisitions or investments could be material. However, we have no specific agreements or understandings with respect to any material acquisition or investment at this time.

    Net cash provided by financing activities was $13.0 million in 1999. In 1999, our net cash provided by financing activities was primarily due to borrowings of $10.0 million under a short-term loan entered into in December 1999 and proceeds of $3.1 million from the issuance of new shares and from the full payment on previously partly-paid shares.

Capital Resources

    In 1997, our borrowings came primarily from Singapore dollar-denominated short-term loans from Singapore Technologies Pte Ltd. The aggregate amount of short term loans provided by Singapore Technologies Pte Ltd for 1997 was $109.9 million, with no loans provided in 1998 and 1999. The average weighted interest rate for these loans was 5.1%, and 7.8% in 1997 and 1998, respectively. These loans were repaid or refinanced in full in 1998.

    In 1997, we obtained a grant of S$23.2 million for the funding of certain research and development projects from the Singapore National Science & Technology Board under its Research Incentive Scheme for Companies. The grant is being disbursed to us over a maximum of five years ending December 31, 2001, in the form of reimbursement of a specified percentage of amounts actually spent by us on manpower, research and development equipment, materials, training and technology licensing fees. The grant does not require repayment. Recognition of this grant income is included in our statement of operations under "Other non-operating expense (income), net." The grant is disbursed based on the amount of expenditures incurred. There are no conditions attached to the grant other than completing the project to which the grant relates and the certification of the costs incurred.

    In 1998, we entered into an unsecured $25.0 million demand loan agreement with ST Treasury Services Ltd, a wholly-owned subsidiary of Singapore Technologies Pte Ltd, denominated in U.S. dollars. Subsequent to December 31, 1999, this loan was repaid in full out of the proceeds from our initial public offering.

    On June 5, 1998, we entered into a S$90.0 million ($54.3 million) long-term loan agreement with the Economic Development Board. The long-term loan is denominated in Singapore dollars and bears interest at 1% over the prevailing rate per annum declared by the Central Provident Fund Board, a statutory board of the Singapore Government. The prevailing rate at December 31, 1999 was 2.5%. Interest is payable semi-annually commencing September 1, 1998. Principal is payable in seven semi-annual, equal installments commencing September 1, 2000. The loan agreement specifies that the proceeds are to be used solely for the financing of fixed productive assets in the semiconductor business. This loan matures on September 1, 2003 and is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case without prior lender consent. To reduce our Singapore dollar exposure on this loan, in the first quarter of 1999 we hedged the principal amount due under such loan and incurred an additional annual financing charge of 1.7% of the principal amount of such loan with respect to such hedging transaction. Subsequent to our initial public offering, we terminated this arrangement and currently hold Singapore dollar cash balances, proceeds from our initial public offering, as a hedge of the principal amount due under the loan.

    On July 13, 1998 we obtained an unsecured $25.0 million short-term loan from Den Danske Bank which was denominated in U.S. dollars. Subsequent to December 31, 1999, this loan was repaid in full out of the proceeds of our initial public offering.

    On December 16, 1999 we obtained an unsecured $10.0 million short-term loan from Den Danske Bank which was denominated in U.S. dollars. Subsequent to December 31, 1999, this loan was repaid in full out of the proceeds of our initial public offering.

    We have entered into an agreement with Citibank, N.A. for a working capital facility of $20.0 million which we have drawn down and repaid in full in February 2000 out of the proceeds of our initial public offering. Interest on borrowings under this facility will be charged at the bank's prevailing rate.

Foreign Currency Exchange Exposure

    We have adopted a hedging policy that we believe adequately covers any material exposure to our non-U.S. dollar assets and liabilities. To minimize foreign currency exchange risk, we selectively hedge our foreign currency exposure through forward foreign currency swap contracts and options. We entered into a forward foreign currency swap contract with respect to the principal amount of the Singapore dollar-denominated long-term loan entered into with the Economic Development Board. To date, our hedging activities have been immaterial. However we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. We believe the adoption of SFAS 133 will not have a material effect on our financial position or results of operations.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk

    We may employ off-balance sheet derivative instruments such as interest rate swaps and currency swaps, forward foreign currency contracts and foreign currency option contracts to manage our interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading or speculation purposes.

    Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations depending upon market conditions.

    We have established a foreign currency hedging program and may utilize foreign currency swaps as well as foreign exchange forward contracts and options. The goal of the hedging program is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable.

    Our currency, maturity and interest rate information relative to our short-term and long-term debt and derivative financial instruments are disclosed in Notes 9, 13 and 23 to the consolidated financial statements, respectively.

    The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollar equivalents, which is our reporting currency. Actual cash flows are denominated in various currencies including U.S. dollars and Singapore dollars.

                                                  December 31, 1998          December 31, 1999
                                             -------------------------   -------------------------
                                                Total                        Total
                                              Recorded         Fair        Recorded        Fair
                                               Amount          Value        Amount         Value
                                               ------          -----        ------         -----
                                                       (U.S.$ equivalent in thousands)
     Debt:
     Fixed rate short-term debt: (US$)...    $ 25,000       $  25,000     $ 35,000        $35,000
     Average interest rate...............         6.1%                         6.6%
     Variable rate short-term debt: (US$)    $ 25,000       $  25,000     $ 25,000        $25,000
     Average interest rate...............         5.8%                         6.8%
     Variable rate long-term debt (S$)...    $ 54,282       $  54,282     $ 53,780        $54,265
     Average interest rate...............         5.3%                         3.5%
     Foreign Currency Contract:

       Notional amount of $53,780 (S$)...         --            --        $  1,835       $ 2,320
       Settlement rate (vs US$)..........                                     1.73

    The variable rate long-term debt is repayable in seven equal semi-annual installments commencing September 1, 2000. The payment terms of the foreign currency contract match the principal repayments of the variable rate long-term debt.

Limitations

    Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Item 10.  Directors and Officers of Registrant.
    Our directors and executive officers are as follows:

                   Name                            Position
    -----------------------------------   -------------------------------------
    Board of Directors and Certain
    Executive Officers
    Tan Bock Seng(1)...................   Chairman of the Board of Directors
                                          & Chief Executive Officer
    Lim Ming Seong(2)(3)...............   Deputy Chairman of the Board of
                                          Directors
    Lee Joon Chung.....................   Director and President
    Sum Soon Lim(1)....................   Director
    Steven Hugh Hamblin(2).............   Director
    Koh Beng Seng(1)...................   Director
    Liow Voon Kheong...................   Director
    Premod Paul Thomas(2)..............   Director
    Charles Richard Wofford(1)(3)......   Director
    June Chia Lihan....................   Alternate Director to Mr. Lee(4)
                                          Executive Vice President, Sales and
                                          Marketing
    Gan Chee Yen.......................   Alternate Director to Mr. Thomas(4)
    Lai Yeow Hin.......................   Alternate Director to Mr. Liow(4)
    Other Executive Officers
    Wong Kok Kit.......................   Chief Financial Officer
    Byung Joon Han.....................   Chief Technology Officer
    Lee Hoong Leong....................   Vice President, Leaded Business
    Tan Chee Keong.....................   Vice President, Test Business
    John Briar.........................   Vice President, Packages Technology
                                          Development
    Steve Liew.........................   Vice President, Array Business
    Choong Chan Yong...................   Vice President, Sales and Marketing
    John McCarvel......................   President, Singapore Technologies
                                          Assembly and Test Services, Inc.

----------
(1) Member of the Audit Committee.
(2) Member of the Budget Committee.
(3) Member of the Executive Resource and Compensation Committee.
(4) Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time.

    None of our Directors, Executive Officers or substantial shareholders is related to another.

Tan Bock Seng

    Tan Bock Seng has served as a director since January 1995 and has been our Chairman and Chief Executive Officer since May 1998. He became a member of our Audit Committee in April 1999. Mr. Tan has 29 years of experience in the semiconductor industry and has held key positions in several multinational corporations, including Fairchild Singapore Pte Ltd and Texas Instruments Singapore Pte Ltd. He was President of Chartered Semiconductor Manufacturing Ltd from 1993 to 1998 and Managing Director of National Semiconductor, Singapore, from 1988 to 1993. Mr. Tan received his Bachelor of Science in Mathematics from the University of Singapore.

Lim Ming Seong

    Lim Ming Seong became our Deputy Chairman in June 1998 and was appointed Chairman of the Budget Committee in April 1999. He was also a member of the Employees' Share Ownership Scheme Committee, which has subsequently been replaced by the Executive Resource and Compensation Committee of which he is a member. Mr. Lim is the Group Director of Singapore Technologies Pte Ltd, Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd and Chairman of CSE Systems & Engineering Ltd. After joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies Group. Prior to joining Singapore Technologies Pte Ltd,

Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

Lee Joon Chung

    Lee Joon Chung has been our President since February 1997 and was appointed to our board of directors in October 1998. Prior to serving as President, Mr. Lee was our General Manager from January 1995 to February 1997. From 1990 to 1994, Mr. Lee was with Microchip Technology and served as its Vice President of Far East Operations from July 1993 until February 1994. Mr. Lee received his Bachelor of Science in Mechanical Engineering from the University of Alberta, Canada.

Sum Soon Lim

    Sum Soon Lim was appointed to our Board of Directors in January 1998 and became Chairman of the Audit Committee in April 1999. Mr. Sum is currently a part-time corporate advisor to Singapore Technologies Pte Ltd and is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Prior to accepting his position with Singapore Technologies Pte Ltd, Mr. Sum worked for the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte Ltd, a private investment holding company. Mr. Sum is also a member of the Securities Industry Council. Mr. Sum received his Bachelor of Science (Honors) in Production Engineering from the University of Nottingham, England.

Steven Hugh Hamblin

    Steven Hugh Hamblin was appointed to our Board of Directors in June 1998 and became a member of the Budget Committee in April 1999. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations, and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.

Koh Beng Seng

    Koh Beng Seng was appointed to our Board of Directors in February 1999 and became a member of the Audit Committee in April 1999. He is currently Senior Advisor to Asia Pulp & Paper Co. Ltd and an advisor to the International Monetary Fund. He is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Mr. Koh is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

Liow Voon Kheong

    Liow Voon Kheong was appointed to our Board of Directors in October 1997. Mr. Liow is presently Assistant Managing Director (Operations) of the Economic Development Board, General Manager of EDB Investments Pte Ltd, Director/General Manager of EDB Ventures Pte Ltd and EDB Ventures 2 Pte Ltd and General Manager of PLE Investments Pte Ltd. Mr. Liow started his career with the Economic Development Board in 1976. He received his Bachelor of Engineering (Electrical & Electronics) and his Diploma in Business Administration from the University of Singapore.

Premod Paul Thomas

    Premod Paul Thomas was appointed to our Board of Directors in March 1998 and became a member of the Budget Committee in April 1999. Mr. Thomas is Director (Finance) of Singapore Technologies Pte Ltd and is an Alternate Director on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Before joining Singapore Technologies Pte Ltd in February 1998 he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his Bachelor of Commerce (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has an MBA from the Indian Institute of Management, Ahmedabad.

Charles Richard Wofford

    Charles Richard Wofford was appointed to our Board of Directors in February 1998 and became a member of the Audit Committee and the Executive Resource and Compensation Committee in April and August 1999, respectively. Mr. Wofford is presently the Vice-Chairman of FSI International. Mr. Wofford was with Texas Instruments for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.

June Chia Lihan

    June Chia Lihan was appointed Alternate Director to Lee Joon Chung in October 1998. Ms Chia joined us in 1994 and became our Executive Vice-President, Worldwide Sales & Marketing in April 1998. From 1991 to 1994, Ms. Chia was with Nortel Australis and served as its Director of Manufacturing Operations from early 1993 to July 1994. Ms. Chia received her Bachelor of Engineering (First Class Honors) from the University of Singapore and her MBA from the National University of Singapore.

Gan Chee Yen

    Gan Chee Yen was appointed alternate Director to Premod Paul Thomas in July 1999. Mr. Gan has been in the finance accounting field for more than 15 years and is currently the Group Financial Controller of Singapore Technologies Pte Ltd. He was the Senior Manager of Singapore Technologies Marine Ltd before joining Singapore Technologies Pte Ltd in September 1996 as the Group Financial Controller. Mr. Gan received his Bachelor of Accountancy from the National University of Singapore.

Lai Yeow Hin

    Lai Yeow Hin was appointed Alternate Director to Liow Voon Kheong in October 1997. Mr. Lai started his career with the Singapore Economic Development Board in the electronics industry in 1990. He is presently holding concurrent positions as Chief Information Officer and Deputy Director, Electronics (Industry Development Division), Economic Development Board. From December 1992 to January 1996, Mr. Lai was the Director of the Economic Development Board's office in Los Angeles. He was a Founding Director of the Singapore American Business Association of Southern California from 1994 to 1996. Currently, Mr. Lai is a member of the management board of the Centre for Wireless Communications at the National University of Singapore and a member of the management board of the Centre for Signal Processing at the Nanyang Technological University. Mr. Lai received his Master of Science (Electrical Engineering) from the University of Illinois (Urbana-Champaign).

Wong Kok Kit

    Wong Kok Kit joined us in February 1998 and became our Chief Financial Officer in May 1999. Mr. Wong has more than 14 years of professional experience in finance and accounting. From 1990 to 1998, he worked for Seagate Technology in various financial capacities, serving as its Finance Director for seven years. Mr. Wong received his Bachelor of Business Administration from the National University of Singapore in 1985.

Byung Joon Han

    Byung Joon Han joined us and became our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. Dr. Han is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Columbia University in 1998.

Lee Hoong Leong

    Lee Hoong Leong joined us in April 1996 and became our Vice President of Leaded Business in May 1998. Mr. Lee has held a number of management positions at Texas Instruments and National Semiconductor Singapore in operations management, logistics, quality assurance and equipment engineering. Mr. Lee received his Bachelor of Engineering (Mechanical) from the University of Singapore in 1980.

Tan Chee Keong

    Tan Chee Keong joined us in June 1996 and became our Vice President of Test Business in April 1998. Prior to joining us, Mr. Tan was Operations Manager with Cyrix Asia Pacific from 1993 to 1996 and Supervising Engineer with Advanced Micro Devices Singapore Pte Ltd from 1987 to 1993. Mr. Tan received his Bachelor of Science from University of London in 1984.

John Briar

    John Briar joined us in September 1997 and became our Vice President of Packages Technology Development in April 1999. Prior to joining us, Mr. Briar had more than ten years of package development and managerial experience with Northern Telecom, Compaq, Amkor and Alphatec Electronics. Mr. Briar received his Bachelor of Science from the University of Central Florida in 1989.

Steve Liew

    Steve Liew joined us in September 1998 and became our Vice President of Array Business in May 1999. Prior to joining us, he was Director, CABGA Operations with Amkor/Anam Advanced Packaging Inc in the Philippines. Mr. Liew held various managerial positions in Amkor/Anam from 1994 to 1998. Before joining Amkor, he had over 16 years of experience working in semiconductor assembly and packaging with Advanced Micro Devices, Western Digital, Silicon System and General Electric. Mr. Liew received his Bachelor of Science from California State University in 1984 and his MBA from University of La Verne, CA in 1991.

Choong Chan Yong

    Choong Chan Yong has been our Vice President of Sales and Marketing since February 1999. From 1991 to 1999, Mr. Choong worked for Chartered Semiconductor Manufacturing Ltd in various management capacities, most recently as President -- Asia/Japan. Mr. Choong began his career as an engineer for Texas Instruments and later moved to National Semiconductor where he worked as Manufacturing Section Manager and then as Planning Manager. Mr. Choong received his Bachelor of Science from Ohio State University in 1983.

John McCarvel

    John McCarvel joined us in January 1999 and became President of Singapore Technologies Assembly and Test Services, Inc. in July 1999. From 1996 to 1998, Mr. McCarvel served as Vice President of Strategic Business Development at Micron Custom Manufacturing Services, Inc. He was with Dovatron

International from 1990 to 1996, in various key positions including President of Western Operations (USA); Vice President of Worldwide Sales (based in France); and Vice President of Pacific Rim Operations (based in Singapore). From 1985 to 1990, he served as Corporate Controller (San Jose) and Director of Operations (based in Singapore) for Adaptec. Mr. McCarvel received his Bachelor of Science from Carroll College in 1985 and his MBA from the University of California in 1990.

Item 11.  Compensation of Directors and Officers.

    In 1999, the aggregate amount of compensation paid by us to all our directors and executive officers listed above was approximately $2.6 million. In 1999, our directors received remuneration broken down as follows.

                                              Executive   Non-Executive
                                              Directors     Directors     Total
                                              ---------     ---------     -----
              US$250,000 and above........        1            --          1
              US$150,000 to 249,999.......        2            --          2
              US$0 to US$149,999..........       --             9          9

    The Company does not have any pension, retirement or other similar post-retirement benefits.

    Non-executive directors receive annual directors' fees except that directors' fees for those employed by Singapore Technologies Pte Ltd are paid to Singapore Technologies Pte Ltd and for those employed by EDBI are paid to EDBI. Those who are not employed by Singapore Technologies Pte Ltd or EDBI also receive compensation for attending meetings of the board of directors. Directors are reimbursed for reasonable expenses they incur in attending meetings of the board and its committees. They may also receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any compensation for serving or attending meetings of the Board. Mr. Tan Bock Seng and Mr. Lee Joon Chung, who are executive directors of the Company, do not receive directors' fees.

Item 12.  Options to Purchase Securities From Registrant or Subsidiaries

Employees' Share Ownership Scheme

    Prior to December 6, 1999, we had an Employees' Share Ownership Scheme for employees and directors of STATS and its subsidiary, and of related companies within the Singapore Technologies Group. Under the scheme, options were granted based on rank, performance, years of service, contributions and potential for future development of the individual. The subscription price was payable in installments, with a first installment of 5% payable upon exercise of the option and the remaining amount due over a period of ten years following exercise. The exercise period was 30 days. Because shares were allotted and share certificates registered in the name of the holder following exercise (but prior to full payment), the scheme provided for the creation of partly paid shares. When we terminated the scheme, we replaced the unpaid portion of some partly paid shares with stock options under our Share Option Plan as described below.

    In May 1998, options to subscribe for 12,916,000 shares at a purchase price of S$0.42 per share were granted under the scheme, of which 12,174,000 were exercised. In November 1998, options to subscribe for an additional 8,961,000 shares at a purchase price of S$0.25 per share were granted, of which 8,600,000 were exercised. In May 1999, options to subscribe for 8,397,200 shares at a purchase price of S$0.25 per share were granted, of which 7,371,600 were exercised. The shares were partly paid and issued under the exercised options. All unexercised options have lapsed.

    We recognized share compensation expense for options granted to employees under the scheme. For each reporting period, compensation cost for shares granted under the scheme to employees was recorded over the requisite vesting period based on the current market value of our ordinary shares at the end of the relevant period.

    In connection with the global offering, we terminated the scheme effective December 6, 1999. Of the

28,125,600 partly paid shares then outstanding, 17,407,695 became fully paid shares upon payment of the second installment of the subscription price, 1,112,400 partly paid shares held by a subsidiary of Singapore Technologies Pte Ltd were cancelled without replacement and the remaining 9,605,505 partly paid shares were cancelled and replaced with share options under our Share Option Plan. These new options have the same exercise price as the original partly paid shares.

Share Option Plan

    Effective as of May 28, 1999, we adopted our Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company by purchasing our ordinary shares. Options granted under the Share Option Plan may be nonstatutory options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

    The aggregate number of shares that may be issued under the Share Option Plan and under all of our other share incentive and options schemes or agreements may not exceed 85 million shares (subject to anti-dilution adjustment pursuant to the Share Option Plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the Share Option Plan and all other share incentive and option schemes approved by our Board of Directors.

    The Share Option Plan is administered by the Executive Resource and Compensation Committee. Our employees, outside directors and consultants are eligible to receive option grants except as follows:

    o employees of our affiliates and our outside directors and consultants are not eligible for the grant of incentive stock options; and

    o employees, outside directors and consultants of our affiliates who are residents of the United States are not eligible for the grant of options.

    An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares or of the shares of our parent or subsidiary is not eligible for the grant of options unless:

    o the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

    o in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

    The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. The exercise price of a nonstatutory option shall not be less than 85% of the fair market value of a share on the date of grant. In no event will the exercise price for a share be below the par value of that share.

    Options granted to persons other than officers, outside directors and consultants shall become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant.

    The exercisability of options outstanding under the Share Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the Share Option Plan. In addition, pursuant to the terms of the Share Option Plan, after our initial public offering, outstanding options were accelerated by 12 months if the optionee's service had not been terminated and if his or her option agreement did not provide otherwise.

    Each grant under the Share Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee's service with us is terminated, the optionee's outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee's service terminates.

    The Executive Resource and Compensation Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. No modification of an option shall, without the consent of the optionee, impair the optionee's rights or increase the optionee's obligations under such option.

    Options are generally not transferable under the plan.

    In the event of certain changes in our capitalization, the Executive Resource and Compensation Committee will make appropriate adjustments in one or more of the number of shares available for future grants under the Share Option Plan, the number of shares covered by each outstanding option or the exercise price of each outstanding option. If we are a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation.

    The Share Option Plan will terminate automatically on May 28, 2009. The Executive Resource and Compensation Committee may amend, suspend or terminate the Share Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the Share Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive stock options, will be subject to the approval of our shareholders.

    As of June 12, 1999, options to purchase an aggregate of 1,570,400 shares at S$0.25 per share were granted to eligible holders under the Share Option Plan. At the close of the option offer period, on July 11, 1999, 1,563,400 options were accepted. As of November 22, 1999, options to purchase an aggregate of 7,663,800 shares at the higher of S$2.00 or the initial public offering price were granted to eligible holders under the Share Option Plan of which 140,000 and 4,150,000 were granted to non-executive directors and executive officers, respectively. At the close of the option offer period on December 7, 1999, 7,601,000 options were accepted. The options vest over five years and expire ten years from the date of grant which is June 12, 2009 and November 22, 2009, respectively (except in the case of options held by non-executive directors which expire five years from the date of grant). A total of 17,396,365 options are outstanding, including 361,000 and 10,022,500 options held by non-executive directors and executive officers, respectively.

    Total compensation cost is measured based on the difference between the fair value of the shares and the price at which the shares are offered under the plan at the time the shares are granted. Compensation expense is provided generally over the vesting period on a systematic basis. See Note 20 to our consolidated financial statements.

Item 13.  Interest of Management in Certain Transactions

    We are part of the Singapore Technologies Group. The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development and management in the following five core business groups: Engineering, Technology, Infrastructure, Financial Services and Property. Other companies in the Singapore Technologies Group include Chartered Semiconductor Manufacturing Ltd.

    The Singapore Technologies Group is 100%-owned by Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held. As of March 15, 2000, Temasek Holdings (Private) Limited owns 78.3% of Singapore Technologies Pte Ltd. The remaining 21.7% is owned by Singapore Technologies Holdings Ltd, which is in turn 100%-owned by Temasek Holdings (Private) Limited.

    We engage in transactions with companies in the Singapore Technologies Group in the normal course of our business. Such transactions are generally entered into on normal commercial terms. We recently entered into a turnkey contract with Chartered Semiconductor Manufacturing Ltd for our wafer sort, assembly and test services. This agreement governs the conduct of business between the parties relating, among other things, to the sort, assembly and test services which were previously solely governed by purchase orders executed by Chartered Semiconductor Manufacturing Ltd. This agreement does not contain any firm commitment from Chartered Semiconductor Manufacturing Ltd to purchase or STATS to supply services covered thereunder. The agreement is for a period of three years and will be automatically renewed thereafter unless certain events occur. In 1996, we hired ST Architects & Engineers Pte Ltd, a Singapore Technologies Group company, to provide us with professional services in relation to the construction of our Singapore facility. We paid ST Architects an aggregate of approximately $2.1 million under the contract. In addition, the construction contract of $38.0 million was awarded to a Singapore Technologies Group company, Singapore Technologies Construction Pte Ltd (now called Sembcorp Construction Pte Ltd). The construction of our facility was completed in August 1998.

    We lease the land on which our Singapore facility is situated pursuant to a long-term operating lease from the Housing Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is S$84,333 ($49,500) per month subject to revision to market rate in March of each year, with the increase capped at 4% per annum.

    On April 14, 1998, we entered into an agreement with TriTech, an entity in the Singapore Technologies Group, to sublease the 5th floor of our Singapore facility for a term of 36 months. This agreement terminated on October 15, 1999. The monthly rental is S$81,000 ($49,000) per month subject to revision in March of each year, with any increases capped at the percentage by which our rent for the entire facility increases. TriTech has been in liquidation since October 15, 1999. Although the judicial manager has paid us the rent from May 1999 until now, TriTech still owes us half a months' rental for the period April 1999.

    In the year ended December 31, 1999, we paid a management fee of $1.9 million to Singapore Technologies Pte Ltd for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement dated March 3, 1997. This fee was $0.5 million, $0.9 million and $1.1 million in 1996, 1997 and 1998. The services rendered by Singapore Technologies Pte Ltd include internal auditing, training, executive resources, treasury, and corporate secretarial services. These services are provided by Singapore Technologies Pte Ltd to all members of the Singapore Technologies Group, including us. We currently pay Singapore Technologies Pte Ltd an annual management fee which prior to December 1999 was based on certain percentages of capital employed, sales, manpower and payroll. The new service agreement into which we entered in December 1999 is a formula and service based fee arrangement. In addition, we reimburse Singapore Technologies Pte Ltd for the third-party costs and expenses it incurs on our behalf. The service agreement expires in the event we cease to be a subsidiary of Singapore Technologies Pte Ltd. It can be terminated by Singapore Technologies Pte Ltd upon our prolonged failure to pay the management fees due to Singapore Technologies Pte Ltd (but cannot be terminated by us).

    Our insurance coverage is held under various insurance policies which are negotiated and maintained by Singapore Technologies Pte Ltd but billed directly to us. This enables us to benefit from the group rates negotiated by Singapore Technologies Pte Ltd.

    Singapore Technologies Pte Ltd provided us with short-term financing (generally on a 3 to 6 month renewable basis) which loans were repaid in full in 1998. The aggregate amount of short term loans provided by Singapore Technologies Pte Ltd for 1997 was $109.9 million. The average weighted interest rate for these loans was 5.1% and 7.8% in 1997 and 1998, respectively. We also participated with certain affiliated companies in a Singapore Technologies Group cash management program in which daily cash surpluses or shortfalls are lent to or borrowed among affiliated companies at a rate determined on an arms-length basis. We no longer participate in this program.

    In 1998, we obtained a demand loan from ST Treasury Services Ltd, a wholly-owned subsidiary of

Singapore Technologies Pte Ltd, and a long-term loan with the Economic Development Board. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case without prior lender consent. The loan is unsecured, but is supported by a corporate guarantee given by Singapore Technologies Pte Ltd. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    In 1997, we established Singapore Technologies Assembly and Test Services, Inc., a wholly-owned subsidiary incorporated in the State of Delaware which provides our United States sales and marketing, research and development, design and support services. Singapore Technologies Assembly and Test Services, Inc. obtains human resources, finance and information technology services from Chartered Semiconductor Manufacturing Inc., the U.S. subsidiary of Chartered Semiconductor Manufacturing Ltd. These general and administrative expenses are borne and recharged to us by Chartered Semiconductor Manufacturing Inc. These expenses amounted to $2.2 million, $1.0 million and $1.3 million for 1997, 1998 and 1999, respectively. The service fee is determined at the end of each year for the upcoming year. We expect the amount of such expenses to decrease significantly in the future as we hire our own employees.

    All new material related party transactions among our company and its officers, directors, principal shareholders and their affiliates require approval of a majority of the board of directors and must be on terms such directors believe are no less favorable to our company than could be obtained from unaffiliated parties. In addition, since our initial public offering all material related party transactions must be separately approved by the Audit Committee of our Board of Directors.

                                     PART II

Item 14.   Description of Securities to be Registered

     Not applicable for Annual Reports on Form 20-F.

                                    PART III

Item 15.  Defaults Upon Senior Securities.

     Not applicable.

Item 16. Changes in Securities, Changes in Security For Registered Securities and Use of Proceeds.

     We completed our initial public offering of 153,000,000 ordinary shares, directly or in the form of American Depositary Shares or ADSs, at S$3.554 per ordinary share or US$21.00 per ADS on February 8, 2000, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $321,300,000. We also completed a separate offering of 17,000,000 ordinary shares at S$3.554 per ordinary share in Singapore on the same date. The effective date of our registration statement on Form F-1 (File number:
333-93661) was January 27, 2000. Salomon Smith Barney Inc. was the global coordinator and sole book running manager for the global offering of our ordinary shares and ADSs.

     Of the net proceeds from our initial public offering, approximately $25.0 million was used to repay a demand loan from ST Treasury Services Ltd, approximately $35.0 million was used to repay two short-term loans from Den Danske Bank and approximately $20.0 million was used to repay a working capital facility from Citibank, N.A. We also used approximately $31.0 million to fund capital expenditures, including the purchase of test and assembly equipment, and $13.7 million as working capital. The remaining proceeds are invested in various time deposits with various financial institutions. None of the proceeds were paid, directly or indirectly to our directors, officers or their associates or to any person owning ten percent or more of our ordinary shares or to our affiliates.

Item 18.  Financial Statements

     See "Item 19. Financial Statements and Exhibits" for a list of financial statements filed under this Item.

Item 19.  Financial Statements and Exhibits.

(a)      Financial Statements.

     The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

     Report of Independent Auditors

     Consolidated Balance Sheets as at December 31, 1998 and 1999

     Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 1997, 1998 and 1999

    Consolidated Statements of Shareholders' Equity for the years ended December 31, 1997, 1998 and 1999

    Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999

     Notes to the Consolidated Financial Statements

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ST ASSEMBLY TEST SERVICES LTD

                                  By : /s/ TAN BOCK SENG
                                  -------------------------------------------
                                  Name:  Tan Bock Seng
                                  Title: Chairman and Chief Executive Officer
                                  Date:  March 30, 2000

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
ST Assembly Test Services Ltd:


We have audited the accompanying consolidated balance sheets of ST Assembly Test Services Ltd and Subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Singapore Standards on Auditing issued by the Institute of Certified Public Accountants of Singapore, which set forth standards which are substantially similar to generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ST Assembly Test Services Ltd and Subsidiary as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with generally accepted accounting principles in the United States of America.




KPMG
Singapore

February 29, 2000

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 1998 and 1999
                           In thousands of US Dollars

                                                                                   December 31,
                                                                            ----------------------------
                                                             Note             1998              1999
ASSETS
Current assets:...........................................
    Cash and cash equivalents.............................     3            $   12,692       $   16,568
    Accounts receivable, net..............................     4                20,653           37,404
    Amounts due from ST affiliates........................    21                 6,293            6,532
    Other receivables ....................................     5                 2,312            9,572
    Inventories...........................................     6                 6,594           11,313
    Prepaid expenses....................................       7                   119            7,079
                                                                            ----------       ----------
       Total current assets...............................                      48,663           88,468
Property, plant and equipment, net........................     8               188,057          251,298
Other receivables.........................................                           -            1,835
Prepaid expenses..........................................     7                     -           10,364
                                                                            ----------       ----------
       Total Assets.......................................                  $  236,720       $  351,965
                                                                            ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:......................................
    Short-term debt.......................................     9            $   50,000       $   60,000
    Current installments of long-term debt................    13                     -            7,420
    Accounts payable......................................                       8,824           13,070
    Amounts due to ST and ST affiliates...................    21                 4,311            5,533
    Accrued operating expenses............................    10                 5,093           20,559
    Other payables........................................    11                 4,720           55,238
    Income taxes payable..................................                         321              678
                                                                            ----------       ----------
       Total current liabilities..........................                      73,269          162,498
Deferred grant............................................    12                 1,131            1,923
Long-term debt, excluding current installments............    13                54,282           46,360
                                                                            ----------       ----------
       Total Liabilities..................................                     128,682          210,781
                                                                            ----------       ----------

Shareholders' Equity

Share capital:
    Ordinary shares - par value S$0.25
    Authorized ordinary shares- 1,200,000,000
    Issued ordinary shares -
       780,174,000 as of December 31, 1998
       and 785,427,695 as of December 31, 1999 ...........    14               129,042          129,827
Additional paid-in capital................................    15                 5,389           26,305
Unearned compensation.....................................                      (3,756)               -
Subscriptions receivable..................................                      (2,931)               -
Accumulated other comprehensive income (loss).............                      (9,731)          (9,731)
Retained deficit..........................................    16                (9,975)          (5,217)
                                                                            ----------       ----------
    Total Shareholders' Equity............................                     108,038          141,184
                                                                            ----------       ----------
    Total Liabilities and Shareholders' Equity............                  $  236,720       $  351,965
                                                                            ==========       ==========

          See accompanying notes to consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
              For the Years Ended December 31, 1997, 1998 and 1999
          In thousands of US Dollars (except share and per share data)

                                                                 For the year ended December 31,
                                                                ---------------------------------
                                                      Note          1997        1998        1999
Net revenues...................................                 $  88,373   $ 113,920   $ 201,098
Cost of revenues..............................                    (67,848)    (87,066)   (132,889)
                                                                ---------   ---------   ---------
Gross profit..................................                     20,525      26,854      68,209
                                                                ---------   ---------   ---------
Operating expenses:
    Selling, general and administrative........                    13,858      16,772      28,437
    Research and development...................                     2,157       3,482       7,283
    Stock-based compensation...................                         -         384      25,327
    Other general expenses (net)...............                        17        (582)         37
                                                                ---------   ---------   ---------
       Total operating expenses................                    16,032      20,056      61,084
                                                                ---------   ---------   ---------

Operating income...............................                     4,493       6,798       7,125
                                                                ---------   ---------   ---------

Other income (expense):
    Interest income............................                         5         147         524
    Interest expense...........................                    (3,312)     (8,391)     (6,058)
    Foreign currency exchange gain (loss) .....                    (1,258)        857       1,385
    Other non-operating income (expense) net...       17               62       2,103       2,379
                                                                ---------   ---------   ---------
       Total other income (expense)............                    (4,503)     (5,284)     (1,770)
                                                                ---------   ---------   ---------

Income (loss) before income taxes..............                       (10)      1,514       5,355
Income tax expense.............................       18             (159)       (390)       (500)
                                                                ---------   ---------   ---------
Net income (loss)..............................                 $    (169)  $   1,124   $   4,855
                                                                =========   =========   =========

Other comprehensive income (loss)..............
    - foreign currency translation.............                 $  (8,839)  $  (1,636)          -
                                                                ---------   ---------   ---------
Comprehensive income (loss)....................                 $  (9,008)  $    (512)  $   4,855
                                                                =========   =========   =========

Basic and diluted net income (loss) per
    ordinary share.............................                 $      -    $       -   $    0.01
                                                                =========   =========   =========

Basic and diluted net income (loss) per ADS....                 $      -    $    0.02   $   0.06
                                                                =========   =========   =========

Ordinary shares (in thousands) used in per
ordinary share calculation:
-   basic  ....................................                   368,000     669,671     770,259
-   effect of dilutive options.................                         -       1,305      16,466
                                                                ---------   ---------   ---------
-   diluted....................................                   368,000     670,976     786,725
                                                                =========   =========   =========

ADS (in thousands) used in per ADS calculation:
-   basic  ....................................                    36,800      66,967      77,026
-   effect of dilutive options.................                         -         131       1,646
                                                                ---------   ---------   ---------
-   diluted....................................                    36,800      67,098      78,672
                                                                =========   =========   =========

          See accompanying notes to consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

                                                                                          Accumulated
                                                                                             other
                                                                                             compre-                 Total
                                                      Additional   Unearned    Subscrip-     hensive                share-
                                 Ordinary shares        paid-in     compen-      tions       income    Retained     holders'
                                     No.                capital     sation    receivable     (loss)     deficit     equity
                           -----------------------      -------     ------    ----------     ------     -------     ------
Balances at
  January 1, 1997            92,000,000   $  64,900   $      --   $      --   $      --   $     744   $ (10,930)  $  54,714

Foreign currency
  translation                        --          --          --          --          --      (8,839)         --      (8,839)
Net loss                             --          --          --          --          --          --        (169)       (169)
                           ------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balances at
  December 31, 1997          92,000,000      64,900          --          --          --      (8,095)    (11,099)     45,706

Foreign currency
  translation                        --          --          --          --          --      (1,636)         --      (1,636)
Share issuance              100,000,000      62,305          --          --          --          --          --      62,305
Effect of
  stock split               576,000,000          --          --          --          --          --          --          --
Share issuance               12,174,000       1,837       1,979        (730)     (2,931)         --          --         155
Other changes in
  unearned
  compensation                       --          --       3,410      (3,410)         --          --          --          --
Amortization of
  stock compensation                 --          --          --         384          --          --          --         384
Net income                           --          --          --          --          --          --       1,124       1,124
                           ------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balances at
  December 31, 1998         780,174,000     129,042       5,389      (3,756)     (2,931)     (9,731)     (9,975)    108,038

Share issuance               15,971,600       2,381          --          --      (2,262)         --          --         119
Other changes in
  unearned
  compensation                       --          --      21,339     (21,339)         --          --          --          --
Amortization of
  stock compensation                 --          --          61       9,352          --          --          --       9,413
Termination of
  Ownership
  Scheme                    (10,717,905)     (1,596)       (655)     15,743       5,193          --         (97)     18,588
Amortization of
  stock compensation                 --          --         171          --          --          --          --         171
Net income                           --          --          --          --          --          --       4,855       4,855
                           ------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balances at
  December 31, 1999         785,427,695   $ 129,827   $  26,305   $      --   $      --   $  (9,731)  $  (5,217)  $ 141,184
                           ============   =========   =========   =========   =========   =========   =========   =========


          See accompanying notes to consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1997, 1998 and 1999
                           In thousands of US Dollars


                                                                For the year ended December 31,
                                                            -------------------------------------
                                                                1997         1998          1999
Cash Flows From Operating Activities
Net income (loss) ......................................    $    (169)    $   1,124     $   4,855
Adjustments to reconcile net income (loss)
    to net cash provided by operating activities:
    Depreciation and amortization ......................       25,477        42,156        74,166
    Loss (gain) on sale of property, plant and equipment           17          (582)           37
    Loss on write-off of property, plant and equipment .           --           248           101
    Provision for doubtful accounts receivable .........          383          (241)         (119)
    Provision for stock obsolescence ...................          441            (1)         (520)
    Exchange loss (gain) arising on loans ..............        2,905          (423)       (2,337)
 Changes in operating working capital:
    Accounts receivable ................................      (28,604)        8,485       (16,632)
    Amounts due from ST affiliates .....................          178        (1,970)         (239)
    Inventories ........................................       (2,518)       (2,536)       (4,199)
    Other receivables and prepaid expenses .............         (444)          554        (4,337)
    Accounts payable ...................................        4,354         1,961         4,246
    Amounts due to ST and ST affiliates ................          497           826         1,222
    Accrued operating expenses and other payables ......        7,216        (1,671)       16,998
                                                            ---------     ---------     ---------
Net cash provided by operating activities ..............        9,733        47,930        73,242
                                                            ---------     ---------     ---------

Cash Flows From Investing Activities

Purchases of property, plant and equipment .............     (120,595)      (68,727)      (84,301)
Sale of property, plant and equipment ..................           91         1,254         1,971
                                                            ---------     ---------     ---------
Net cash used by investing activities ..................     (120,504)      (67,473)      (82,330)
                                                            ---------     ---------     ---------

Cash Flows From Financing Activities

Bank overdrafts ........................................         (197)       (3,012)           --
Proceeds from issuance of long-term debt ...............           --        54,299            --
Proceeds from issuance of short-term debt ..............      109,855        25,000        10,000
Repayment of short-term debt ...........................           --      (107,550)           --
Proceeds from issuance of shares and full
   payment on previously partly paid shares ............           --        62,460         3,080
Purchase consideration for share buy-back ..............           --            --          (116)
                                                            ---------     ---------     ---------
Net cash provided by financing activities ..............      109,658        31,197        12,964
                                                            ---------     ---------     ---------

Net increase (decrease) in cash and
    cash equivalents for the year ......................       (1,113)       11,654         3,876
Effect of exchange rate changes on cash ................         (258)          (13)           --
Cash and cash equivalents at beginning of the year .....        2,422         1,051        12,692
                                                            ---------     ---------     ---------
Cash and cash equivalents at end of the year ...........    $   1,051     $  12,692     $  16,568
                                                            =========     =========     =========

Supplementary Cash Flow Information

Interest paid (net of amount capitalized) ..............    $   3,467     $   7,126     $   6,001
Income taxes paid ......................................    $      54     $     162     $     143
Non-cash item
    Share issue (cancellation) subscriptions receivable     $      --     $   2,931     $  (1,000)
    Sale-leaseback transactions ........................    $      --     $      --     $  20,246
                                                            =========     =========     =========

          See accompanying notes to consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


1.     Business and Organization

       Background

       ST Assembly Test Services Ltd (the "Company") is a leading independent provider of a full range of semiconductor test and assembly services. The Company has operations in Singapore and in the United States of America, its principal market. As of December 31, 1999, the Company was 90.6%-owned by Singapore Technologies Pte Ltd ("ST"). (See Note 25)

       Significant Customers and Concentration of Credit Risks

       The Company has a number of major customers in North America and Asia. During the years ended December 31, 1997, 1998 and 1999, the Company's largest customer accounted for 34%, 21%, and 25% of revenues, respectively. The Company's five largest customers collectively accounted for approximately 80%, 70% and 73% of revenues for the years ended December 31, 1997, 1998 and 1999, respectively (see Note 19). The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies which constitute the Company's largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

       In addition, certain of the Company's treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management program and places short-term advances with other companies in the ST group.

       Risks and Uncertainties

       The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the communications and personal computer industries, competitive pricing and declines in average selling prices, dependence on the Company's relations with ST and the government of Singapore, reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw material and equipment suppliers, exchange rate fluctuations, dependence on key personnel, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.


2.     Summary of Significant Accounting Policies

(a)    Accounting Principles

       The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles in the United States ("US GAAP").

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


(b)    Basis of Accounting

       The consolidated financial statements have been prepared on the historical cost basis. The consolidated financial statements included the financial statements of ST Assembly Test Services Ltd and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)    Use of Estimates in the Financial Statements

       The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

(d)    Functional Currency

       Through June 30, 1998, the Company's functional currency was the Singapore dollar. Effective July 1, 1998, the Company changed its functional currency to the US dollar.

       The Singapore dollar was the functional currency of the Company because, historically, the Singapore dollar was the currency of primary economic environment in which the operations of the Company were conducted. However, significant changes in economic facts necessitated a change in the Company's functional currency from the Singapore dollar to the US dollar. The Company's business has changed in that a more significant portion of its revenues is derived from companies based outside of Singapore, principally the United States. Interdependencies amongst the Company and its parent and other Singapore government controlled entities continue to diminish. There are ongoing changes in sources of financing from Singapore dollars to US dollars. With more of the Company's transactions and cash flows denominated in US dollars, the functional currency changed effective July 1, 1998 from the Singapore dollar to the US dollar.

       The change in functional currency was recognized through the translation of Singapore dollar amounts of the Company's non-monetary assets, principally property, plant and equipment at June 30, 1998, to US dollars on July 1, 1998 with those US dollar amounts becoming the accounting basis for those assets at July 1, 1998 and for subsequent periods. The $9,731 cumulative translation adjustment at July 1, 1998 in shareholders' equity prior to the change remains as a separate component of accumulated other comprehensive income (loss).

(e)    Foreign Currency Transactions

       Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the rates of exchange at transaction dates prevailing during the year. Foreign currency transaction gains or losses are included in results of operations, except as described below with respect to forward foreign exchange contracts utilized as a hedge against debt obligations.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


(f)    Derivatives

       Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

(g)    Cash and Cash Equivalents

       Cash and cash equivalents are represented by highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

(h)    Inventories

       Inventories are valued at the lower of cost and net realizable value. Cost is determined principally on a standard cost basis which approximates the actual cost on the weighted average basis.

(i)    Property, Plant and Equipment

       Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

       Building, mechanical and electrical installation.......  -  3 to 20 years
       Plant and machinery....................................  -  5 years
       Toolings...............................................  -  5 years
       Office furniture and equipment.........................  -  5 years
       Computer equipment.....................................  -  2 to 3 years

       No depreciation is provided on property, plant and equipment under installation or construction. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

(j)    Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

       The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(k)    Operating Leases

       Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


(l)    Grants

       Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to other income on the straight-line basis over the estimated useful lives of the relevant assets.

       Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to other income concurrent with the related qualifying expenditures.

(m)    Revenue Recognition

       Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. Revenue is recognized upon shipment of goods on which services have been rendered.

(n)    Research and Development

       Research and development expenses are expensed as incurred. Research and development expenses amounted to $2,157, $3,482 and $7,283 during the years ended December 31, 1997, 1998 and 1999, respectively.

(o)    Stock-Based Employee Compensation

       The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 20 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Compensation cost for stock options granted to employees in connection with the Company's fixed option plan is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option and is recorded over the requisite vesting periods. Compensation cost for options granted to employees under the Company's variable option plan is recorded over the requisite vesting periods based upon the current market value of the Company's stock at the end of each period.

(p)    Income Taxes

       Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


(q)    Net Income (Loss) Per Share

       The computation of basic net income (loss) per share is calculated as the net income or loss for the year divided by the weighted number of shares outstanding during the year, as adjusted on a retroactive basis for stock splits. Diluted net income (loss) per share includes the effect of all dilutive potential ordinary shares.

(r)    Comprehensive Income

       On January 1, 1998, the Company applied SFAS No. 130, "Reporting Comprehensive Income" with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of operations and comprehensive income (loss).

(s)    Segment Disclosures

       SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), requires that a public company report descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has one operating segment.


3.     Cash and Cash Equivalents

       Cash and cash equivalents at December 31, 1998 and 1999 consist of:

                                                                 December 31,
                                                            --------------------
                                                               1998        1999

       Cash at banks and in hand..........................  $  1,453    $  5,142
       Cash equivalents - ST pooled cash management.......    11,239      11,426
                                                            --------    --------
                                                            $ 12,692    $ 16,568
                                                            ========    ========

       Certain of the Company's treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management program which requires the Company to place surplus cash with ST as short-term advances of less than three months.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


4.     Accounts Receivable

       Accounts receivable at December 31, 1998 and 1999 consist of:

                                                               December 31,
                                                         ----------------------
                                                          1998            1999

       Accounts receivable - third parties...........    $ 20,864      $ 37,496
       Allowance for doubtful accounts...............        (211)          (92)
                                                         --------      --------
                                                         $ 20,653      $ 37,404
                                                         ========      ========

       Movements in the allowance for doubtful accounts are as follows:

                                                   1997        1998        1999

Beginning ..................................      $  77       $ 448       $ 211
Charge (credit) for the year ...............        383        (241)       (119)
Translation adjustment .....................        (12)          4          --
                                                  -----       -----       -----
Ending .....................................      $ 448       $ 211       $  92
                                                  =====       =====       =====


5.     Other Receivables

       Other receivables at December 31, 1998 and 1999 consist of:

                                                               December 31,
                                                         -----------------------
                                                          1998            1999

       Deposits and staff advances ...............       $    182      $     225
       Grant receivable (Note 12) ................          1,797          4,202
       Other receivables .........................            333          5,145
                                                         --------      ---------

                                                         $  2,312      $   9,572
                                                         ========      =========

6.     Inventories

       Inventories at December 31, 1998 and 1999 consist of:

                                                            December 31,
                                                      --------------------------
                                                        1998             1999

Raw materials ................................        $  5,047         $  8,440
Factory supplies .............................           1,079            1,268
Work-in-progress .............................           1,003            2,360
Finished goods ...............................              48              348
                                                      --------         --------
                                                         7,177           12,416
Allowance for inventory obsolescence .........            (583)          (1,103)
                                                      --------         --------
                                                      $  6,594         $ 11,313
                                                      ========         ========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


6.     Inventories (Cont'd)

       Movements in the allowance for inventory obsolescence are as follows:

                                                  1997        1998        1999

       Beginning .........................     $   166      $   580     $   583
       Utilized in year ..................        (225)        (208)       (893)
       Charge for the year ...............         666          207       1,413
       Translation adjustment ............         (27)           4          --
                                               -------      -------     -------
       Ending ............................     $   580      $   583     $ 1,103
                                               =======      =======     =======


7.     Prepaid Expenses

       Prepaid expenses at December 31, 1998 and 1999 consist of:

                                                               December 31,
                                                          ---------------------
                                                           1998          1999

       Leasing prepayments ........................       $    --       $16,044
       Other prepayments ..........................           119         1,399
                                                          -------       -------
                                                          $   119       $17,443
                                                          =======       =======

       Current assets .............................       $   119       $ 7,079
       Non-current assets .........................            --        10,364
                                                          -------       -------
                                                          $   119       $17,443
                                                          =======       =======

       Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.


8.     Property, Plant and Equipment

       Property, plant and equipment at December 31, 1998 and 1999 consist of:

                                                                        December 31,
                                                                  -----------------------
                                                                     1998         1999
       Cost:
           Building, mechanical and electrical installation       $  47,569    $  47,549
           Plant and machinery............................          187,874      216,621
           Toolings.......................................           13,360       16,168
           Office furniture and equipment.................            1,570        3,255
           Computer equipment.............................            3,305        7,563
           Assets under installation and construction
             in progress..................................            6,890       73,252
                                                                  ---------    ---------
                Total cost................................          260,568      364,408
                                                                  ---------    ---------

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


8.     Property, Plant and Equipment (Cont'd)

                                                                        December 31,
                                                                  -----------------------
                                                                     1998         1999
       Accumulated depreciation:
           Building, mechanical and electrical installation       $    4,809   $    8,317
           Plant and machinery............................            59,293       92,121
           Toolings.......................................             5,530        8,243
           Office furniture and equipment.................               708        1,213
           Computer equipment.............................             2,171        3,216
                                                                  ----------   ----------
                Total accumulated depreciation............            72,511      113,110
                                                                  ----------   ----------

       Property, plant and equipment (net)................        $  188,057   $  251,298
                                                                  ==========   ==========

       Depreciation charged to results of operations amounted to $25,477, $41,772 and $48,839 for the years ended December 31, 1997, 1998 and 1999.

       The building is built on land held on a 30-year operating lease, renewable for a further 30-year period subject to the fulfillment of certain conditions.


9.     Short-term Debt

       Loans at December 31, 1998 and 1999 consist of:

                                                            December 31,
                                                      -----------------------
                                                         1998         1999
       Loans from ST affiliate
       -    US Dollar .............................   $  25,000    $  25,000
       Bank loans
       -    US Dollar .............................      25,000       35,000
                                                      ---------    ---------

                                                      $  50,000    $  60,000
                                                      =========    =========
       Weighted average interest rate:

       Loans from ST affiliate
       -    US Dollar .............................       6.1%           6.6%
       Bank loans
       -    US Dollar .............................       5.8            6.8

       The US Dollar loans payable to an ST affiliate at December 31, 1998 and 1999 bore interest at rates quoted by specified banks to the lender of 6.1% per annum and 6.6% per annum, respectively. The loans were unsecured.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


9.     Short-term Debt (Cont'd)

       The US Dollar bank loans comprised two loans of $25,000 and $10,000 respectively. The $25,000 loan payable at December 31, 1998 and 1999 bore interest at a rate of 0.5% above London Inter-Bank Rate for US dollars. The loan agreement requires ST to maintain at least 51.0% equity in the Company and the Company to maintain a debt-to-equity ratio of less than
       1.5 to 1. The $10,000 loan payable at December 31, 1999 bore interest at 6.8% per annum. The loan agreement requires ST to maintain at least 51.0% equity in the Company; the Company to maintain a debt-to-equity ratio of less than 2 to 1; and minimum net assets of S$125,000 are maintained at any one time. The loans are unsecured and repayable on August 26, 2000 and February 16, 2000, respectively.


10.    Accrued Operating Expenses

       Accrued operating expenses at December 31, 1998 and 1999 consist of:

                                                               December 31,
                                                           ---------------------
                                                              1998       1999

       Staff costs ..................................      $ 1,812      $11,341
       Maintenance fees, license fees and royalties..          669        1,068
       Interest expense .............................        1,061        1,118
       Others .......................................        1,551        7,032
                                                           -------      -------
                                                           $ 5,093      $20,559
                                                           =======      =======


11.    Other Payables

       Other payables at December 31, 1998 and 1999 consist of:

                                                                December 31,
                                                           ---------------------
                                                              1998       1999

       Liabilities for purchase of fixed assets......      $ 4,273      $54,408
       Provision for vacation liability .............          447          830
                                                           -------      -------
                                                           $ 4,720      $55,238
                                                           =======      =======


12.    Deferred Grant

       In 1997, the Company obtained a 5-year grant of $13,878 for funding of certain research and development projects from the National Science & Technology Board ("NSTB"). The grant, which is a reimbursement of specified costs, has no requirement for repayment.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


13.    Long-term Debt

       Long-term debt at December 31, 1998 and 1999 consists of:

                                                               December 31,
                                                          ----------------------
                                                              1998       1999

       Singapore dollar loan.........................     $ 54,282     $ 53,780
       Less current installments.....................            -       (7,420)
                                                          --------     --------
                                                          $ 54,282     $ 46,360
                                                          ========     ========

       The term loan bears interest at 1% over the prevailing rate declared by the Central Provident Fund ("CPF") Board, a statutory board of Singapore, for contributions made to the CPF under the CPF Act. Interest is payable semi-annually. Principal is denominated in Singapore dollars and is repayable in 7 equal semi-annual installments commencing September 1, 2000. The loan agreement restricts the Company from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company. The loan is unsecured, but is supported by a corporate guarantee given by ST. The term loan at December 31, 1998 and 1999 bore interest at 5.3% and 3.5% per annum, respectively (See Note 21).

       The Company has an undrawn line of credit of US$20 million with a bank.


14.    Share Capital

                                                               December 31,
                                                          ----------------------
                                                              1998       1999

       Ordinary shares - par value...................      S$  0.25     S$ 0.25
                                                           ========     =======

       The Company's authorized share capital at December 31, 1999 was comprised of 1,200,000,000 ordinary shares of Singapore dollars S$0.25 par value each.

       Under Singapore law, all increases in share capital (including rights issues) require prior shareholders' approval. Singapore law does not provide for the issue of shares of no par value and prohibits the issue of shares at a discount to par value.

       The Company was incorporated with an initial paid-in share capital of 2 ordinary shares with a par value of Singapore dollars S$1 each. In 1995, the paid-in capital was increased to Singapore dollars S$45,000 (US$31,802) through the issue of 44,999,998 ordinary shares at Singapore dollars S$1 per share. In 1996, the paid-in capital was further raised by Singapore dollars S$47,000 (US$33,098) to Singapore dollars S$92,000 with the issue of 47,000,000 ordinary shares at Singapore dollars S$1 per share. In March 1998, the paid-in capital was further increased by Singapore dollars S$100,000 (US$62,305) to Singapore dollars S$192,000 with the issue of 100,000,000 ordinary shares at Singapore dollars S$1 per share.

       At an extraordinary general meeting held on April 30, 1998, the shareholders of the Company approved the sub-division of the authorized share capital of 300,000,000 ordinary shares of Singapore dollars S$1 each into 1,200,000,000 ordinary shares of Singapore dollars S$0.25 each. The 192,000,000 ordinary shares of Singapore dollars S$1 each in issue at that time were sub-divided into 768,000,000 ordinary shares of Singapore dollars S$0.25 each.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


14.    Share Capital (Cont'd)

       In June 1998, the paid-in capital, net of subscriptions receivable, was increased by Singapore dollars S$256 (US$155) to Singapore dollars S$192,256 with the issue of 12,174,000 ordinary shares of Singapore dollars S$0.25 each, partly paid to Singapore dollars S$0.0125, at a subscription price of Singapore dollars S$0.42 to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. (See Note 20)

       In January 1999, the paid-in capital, net of subscriptions receivable, was increased by Singapore dollars S$108 (US$65) to Singapore dollars S$192,363 with the issue of 8,600,000 ordinary shares of Singapore dollars S$0.25 each at par, partly paid to Singapore dollars S$0.0125 to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. (See Note 20)

       In July 1999, the paid-in capital, net of subscriptions receivable, was increased by Singapore dollars S$92 (US$54) to Singapore dollars S$192,455 with the issue of 7,371,600 ordinary shares of Singapore dollars S$0.25 each at par, partly paid to Singapore dollars S$0.0125 to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. (See Note 20)

       In November 1999, the Company terminated the ST Assembly Test Services Ltd Employees' Share Ownership Scheme (" the Ownership Scheme"). Under the terms of the termination, the Company received proceeds from participants amounting to approximately $2,961 to fully pay up the remaining second installment of 95% of the subscription price for 17,407,695 ordinary shares issued under the Ownership Scheme. The remaining 9,605,505 partly paid ordinary shares in issue under the Ownership Scheme were bought back from the employees by the Company at a total cash consideration of approximately $104. Also, as part of the consideration for the buy back, under the terms of the termination, such employees were granted new options to subscribe for 6,385,450 ordinary shares, at an exercise price of Singapore dollars S$0.42 each, and 3,220,055 ordinary shares, at an exercise price of Singapore dollars S$0.25 each, under the ST Assembly Test Services Ltd Share Option Plan 1999 (See Note 20). All the shares purchased by the Company were cancelled on acquisition.

       Also at this time, the Company purchased 1,112,400 partly paid shares held by a subsidiary of ST for a cash consideration of $12. All the shares purchased by the Company were cancelled on acquisition.


15.    Additional Paid-in Capital

       Additional paid-in capital includes the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in payment of dividends, if such dividends are satisfied by the issue of shares to members of the Company, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The Company has not utilized any amounts in the share premium account for the above mentioned purposes. As of December 31, 1999, the Company's share premium account amounted to $497. During the year, as part of the termination of the Ownership Scheme, the Company purchased 10,717,905 of its own ordinary shares of S$0.25 each, partly paid up to S$0.0125 per share. All the shares purchased by the Company were cancelled on acquisition. Upon cancellation, an amount of $97, representing the amount by which the Company's issued share capital was diminished on cancellation, was transferred to the capital redemption reserve within additional paid-in capital, as required by Singapore law (See Note 20).

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


16.    Retained Deficit

       Singapore law allows dividends to be paid only out of retained earnings of the Company, determined in accordance with Singapore GAAP. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities.


17.    Other Non-operating Income (Expense)

                                                 For the year ended December 31,
                                                 -------------------------------
                                                   1997       1998        1999

       Government grant income.................  $  190     $  1,151    $  1,612
       Provision for relocation costs..........    (554)           -           -
       Other income............................     426          952         767
                                                 ------     --------    --------
                                                 $   62     $  2,103    $  2,379
                                                 ======     ========    ========


18.    Income Taxes

       The Company has been granted pioneer status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 (the "Act"), for subcontract assembly and testing of integrated circuits including wafer probing services for a five-year period from January 1, 1996, renewable for a further three years subject to compliance with certain conditions.

       During the pioneer status period, Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the pioneer certificate and the Act. Income derived from non-pioneer activities during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

       The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends that are not subject to Singapore income tax in the hands of the shareholders. Losses and unutilized capital allowances arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Profits arising during the pioneer status period offset any accumulated pioneer loss and unutilized capital allowance carryforward balances. Pioneer loss and unutilized capital allowance carryforwards are available indefinitely, subject to more than 50% of the shareholders staying the same from the incurrence of the tax loss or allowance to its utilization. As of December 31, 1999, the Company had unutilized capital allowance carryforwards of $25,756.

       The income tax expense for the years ended December 31, 1997, 1998 and 1999 represents income tax payable on non-pioneer trade income, principally rental and interest income.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


18.    Income Taxes (Cont'd)

       A reconciliation of the expected tax expense (benefit) at the statutory rate of tax to the tax expense is as follows:
                                                 For the year ended December 31,
                                                 -------------------------------
                                                   1997       1998        1999
       Income tax expense (benefit) computed at
           Singapore statutory rate of 26%.....   $  (3)     $  394    $  1,392
       Non-deductible expenses.................      81         174       6,635
       Pioneer status relief...................       -        (476)     (7,862)
       All other items, net....................      81         298         335
                                                  -----      ------    --------
       Income tax expense......................   $ 159      $  390    $    500
                                                  =====      ======    ========

       Income tax payable at December 31, 1998 and 1999 was $321 and $678, respectively.

       The pioneer status relief has the effect of increasing net income per share by $0, $0 and $0.01 and net income per ADS by $0, $0.01 and $0.10 for the years ended December 31, 1997, 1998 and 1999, respectively.

       Due to the uncertainty surrounding the timing and extent of the realization of its deferred tax assets, substantially unutilized capital allowances, the Company has provided a valuation allowance sufficient to reduce their carrying amounts to zero.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


19.    Business Segment Data and Major Customers

       The Company is a leading independent provider of a full range of semiconductor test and assembly services.

       Revenue by major service line and by geographical areas (identified by location of customer) were:

                                                 For the year ended December 31,
                                               ---------------------------------
                                                   1997       1998        1999
       United States.........................
       -   assembly .........................  $  28,831   $  45,120   $  93,255
       -   test..............................     31,077      27,943      47,921
                                               ---------   ---------   ---------
                                                  59,908      73,063     141,176
                                               ---------   ---------   ---------
       Singapore.............................
       -   assembly..........................     10,709      10,219      11,230
       -   test..............................     10,826      17,829      22,547
                                               ---------   ---------   ---------
                                                  21,535      28,048      33,777
                                               ---------   ---------   ---------
       Rest of Asia..........................
       -   assembly .........................      1,454       1,778         611
       -   test..............................      5,474      10,980      18,000
                                               ---------   ---------   ---------
                                                   6,928      12,758      18,611
                                               ---------   ---------   ---------
       Europe................................
       -   assembly..........................          2           9       3,392
       -   test..............................          -          42       4,142
                                               ---------   ---------   ---------
                                                       2          51       7,534
                                               ---------   ---------   ---------
       Total.................................  $  88,373   $ 113,920   $ 201,098
                                               =========   =========   =========

       Revenue from major customers, as a percentage of net revenues, were as follows:

                                               For the year ended December 31,
                                               ---------------------------------
                                                  1997        1998        1999
                                                    %           %           %

       Customer A............................       5.8        11.5        16.8
       Customer B............................         -        12.1        25.2
       Customer C............................      33.9        19.4         6.4
       Customer D *..........................      13.7        20.9        16.4
       Customer E............................      12.5         5.9         1.2
       Customer F*...........................      10.6         3.6         0.4
       Others................................      23.5        26.6        33.6
                                               --------    --------    --------
                                                  100.0       100.0       100.0
                                               ========    ========    ========

       * -    ST affiliate

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


20.    Share Options and Incentive Plans

(a)    Employees' Share Ownership Scheme

       Effective April 1998, the Company adopted the ST Assembly Test Services Employees' Share Ownership Scheme. The Ownership Scheme is administered by a committee nominated by the directors and provides for the grant of options to employees and directors of the Company and certain of its affiliates. The exercise period of the options was 30 days and the subscription price for each share which may be purchased upon exercise of the options was determined by the committee but could not be less than the par value. The subscription price was payable in installments, the first installment of 5% of the subscription price being payable upon exercise of the option, the second installment of 95% of the subscription price being payable over a period between the second and fifth years following the date the option was granted, however, such cumulative second installment due could be deferred and payable at each successive anniversary date but was not due until ten years after the date of grant of the option.

       Where employees failed to pay the second installment within ten years of the date of grant of the option, the employees were required to sell their shares to an ST affiliate at the greater of 5% of the market value of the shares, as determined by the committee, or 5% of the net asset value of the shares. Employees leaving the employment of the Company were entitled to retain those shares which had been fully paid for, while shares not fully paid for were either required to be sold to the ST affiliate or, in certain circumstances, were allowed to be fully paid.

       In May 1998, options to subscribe for 12,196,000 ordinary shares of Singapore dollars S$0.25 each at a subscription price of Singapore dollars S$0.42 were granted to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. The fair value of each option at the date of grant was estimated to be $0.31. Options in respect of 12,174,000 ordinary shares were exercised. The shares were issued in June 1998.

       In November 1998, options to subscribe for 8,961,000 ordinary shares of Singapore dollars S$0.25 each at a subscription price of Singapore dollars S$0.25 were granted to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. The fair value of each option at the date of grant was estimated to be $0.41. Options in respect of 8,600,000 ordinary shares were exercised. The shares were issued in January 1999.

       In May 1999, options to subscribe for 8,397,200 ordinary shares of Singapore dollars S$0.25 each at a subscription price of Singapore dollars S$0.25 each were granted to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. The fair value of each option at the date of grant was estimated to be $0.51. Options in respect of 7,371,600 were exercised. The shares were issued in July 1999.

       In November 1999, the Company terminated the Ownership Scheme. Under the terms of the termination, the Company received proceeds from participants amounting to approximately $2,961 to fully pay up the remaining second installment of 95% of the subscription price for 17,407,695 ordinary shares issued under the Ownership Scheme. The remaining 9,605,505 partly paid ordinary shares in issue under the Ownership Scheme were bought back from the employees by the Company at a total cash consideration of approximately $104. Also, as part of the consideration for the buy back, under the terms of the termination, such employees were granted new options to subscribe for 6,385,450 ordinary shares, at an exercise price of Singapore dollars S$0.42 each, and 3,220,055 ordinary shares, at an exercise price of Singapore dollars S$0.25 each, under the Option Plan.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


20.    Share Options and Incentive Plans (Cont'd)

(a)    Employees' Share Ownership Scheme

       The Ownership Scheme was accounted for in accordance with variable plan accounting under Accounting Principles Board Opinion ("APB") No. 25. Compensation cost for shares granted under the Ownership Scheme was recorded as compensation expense over the requisite vesting period, with the unvested shares reflected as unearned compensation in a separate component of shareholders' equity based on the current market price of the shares at the end of the relevant period. The Company determined the fair market values of ordinary shares underlying each option grant based on the income approach and the market approach. The income approach indicates the fair market value of the common stock of a business based on the value of the cash flows that the business can be expected to generate in the future. The market approach indicates the fair market value of the ordinary shares based on a comparison of the Company to comparable publicly traded companies, comparable transactions in its industry, and prior transactions.

       Total compensation expense recognized for stock-based compensation under the Ownership Scheme for the years ended December 31, 1998 and 1999 were $384 and $25,095, respectively.

       Information for the year ended December 31, 1998 and 1999 is as follows:-

                                                                December 31,
                                                            -------------------
                                                              1998        1999
       Shares outstanding at beginning of year
           (in thousands).................................         -     20,774
       Shares granted during the year (in thousands)......    20,774      7,372
                                                            --------   --------
                                                              20,774     28,146

       Termination of Ownership Scheme:
       -   shares converted into fully paid shares........
              (in thousands)..............................         -    (17,408)
       -   shares repurchased and cancelled ..............
              (in thousands)..............................         -    (10,718)
       Other shares converted into fully paid shares......
           (in thousands).................................         -        (20)
                                                            --------   --------

       Shares outstanding at year end (in thousands)......    20,774          -
                                                            ========   ========

       Weighted average grant date fair value of options..     $0.30      $0.51

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


20.    Share Options and Incentive Plans (Cont'd)

(b)    Share Option Plan

       Effective May 1999, the Company adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (the "Option Plan") which provides for a maximum of 85 million shares (subject to adjustment under the plan) to be reserved for option plans. Options granted under the plan may include non-statutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

       The plan is administered by a committee appointed by the directors. Employees, outside directors and consultants are eligible for the grant of options except for (i) employees of affiliates, and outside directors and consultants, who are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options.

       The exercise price of an incentive stock option is the fair market value of the shares at the date of the grant. The exercise price of non-statutory options cannot be less than 85% of the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.

       Option periods may not exceed 10 years from the date of grant. Upon leaving the employment of the Company, outstanding options remain exercisable for a specified period.

       In June 1999, the Company granted options to subscribe for 1,570,400 shares at an exercise price of Singapore dollars S$0.25. The options vest over five years and expire on dates ranging from June 12, 1999 to June 11, 2009. The fair value of each option at the date of grant was estimated to be $0.49.

       In November 1999, the Company granted options to subscribe for 7,663,800 shares at an exercise price based on the higher of Singapore dollars S$2.00 or the offer price per share under the prospective initial public offering. The options vest over five years and expire on dates up to November 22, 2009. The fair value of each option at the date of grant was estimated to be $0.81.

       In December 1999, as part of the consideration for termination of the Ownership Scheme, the Company granted options to subscribe for 6,385,450 ordinary shares, at an exercise price of Singapore dollars S$0.42 each, and 3,220,055 ordinary shares, at an exercise price of Singapore dollars S$0.25 each. Of such options, 7,214,305 vested at the grant date, with the remaining 2,391,200 options vesting over a period of two years. The options expire on dates up to December 10, 2009.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


20.    Share Options and Incentive Plans (Cont'd)

(b)    Share Option Plan


       The following table summarizes information about fixed stock options outstanding at December 31, 1999:

                                 Options Outstanding                  Options Exercisable
                    ------------------------------------------    ---------------------------
                                       Weighted
                        Number          average       Weighted                       Weighted
       Range of     outstanding        remaining       average         Number         average
       exercise           at          contractual     exercise      exercisable      exercise
       prices        2/31/1999            life          price        12/31/1999        price
                    (in thousands)                                (in thousands)
       S$0.25 to       11,112          9.9 years       S$0.35           283           S$0.30
       S$0.42

       S$2.00           7,601          9.9 years       S$2.00             -               -
                       ------                                         -----
                       18,713                                           283
                       ======                                         =====


       Total compensation expense recognized for stock-based compensation under the Option Plan for the year ended December 31, 1999 was $232.


(c)    Impact of Applying Fair Value Based Method

       The fair value of option grants under the Ownership Scheme was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used: dividend yield; 0.0% for all years; risk-free interest rate of 5.71% for May 1998 option grant, 4.84% for November 1998 option grant and 5.57% for May 1999 option grant; expected volatility of 61.1% for May 1998 option grant, 92.3% for November 1998 option grant and 78.6% for May 1999 option grant; and an expected life of ten years respectively.

       The fair value of option grants under the Option Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0.0% for all years; risk-free interest rate of 5.9% for June 1999 option grant, 6.4% for November 1999 option grant and 6.3% for December 1999 option grant; expected volatility of 77.3% for June option grant, 61.5% for November 1999 option grant and 59.4% for December 1999 option grant; and an expected life of ten years respectively.

       Had the Company determined compensation for the Ownership Scheme and the Option Plan under Statement of Financial Accounting Standards No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below:

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


20.    Share Options and Incentive Plans (Cont'd)

(c)    Impact of Applying Fair Value Based Method


                                                           For the year ended
                                                              December 31,
                                                        ------------------------
                                                           1998          1999

       Net income (loss):
           As reported...............................   $   1,124     $   4,855
           Pro forma.................................         999        18,952

       Basic net income..............................
           (loss) per share:
           As reported...............................           -          0.01
           Pro forma.................................           -          0.02

       Diluted net income (loss).....................
           (loss) per share:
           As reported...............................           -          0.01
           Pro forma.................................           -          0.02


21.    Related Party Transactions

       ST is a multi-national conglomerate headquartered in Singapore which has five principal business groups: engineering, technology, infrastructure, property and financial services. ST is in turn 100%-owned by Temasek Holdings (Private) Limited ("Temasek"). Temasek is a holding company through which the corporate investments of the government of Singapore are held. The Company is in the semiconductor division of the ST Group which specializes in design, manufacture, assembly and testing of semiconductors. ST Companies, including Chartered Semiconductor Manufacturing Ltd engage in transactions with the Company in the normal course of their respective businesses.

       The building of the Company is built on land held on a long-term operating lease from a statutory board of the government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is subject to annual revision, with the increase capped at 4% per annum.

       In 1997, the Company subleased office premises to TriTech Microelectronics Ltd ("TriTech"), an ST affiliate and a fabless designer of semiconductor products, at a monthly receivable of $49 subject to annual revision. On July 2, 1999, TriTech was placed under judicial management. Rental income for the years ended December 31, 1997, 1998 and 1999 was $332, $810 and $482, respectively. The Company repossessed the office premises in October 1999.

       TriTech was previously a major customer of the Company. The sales to TriTech were made on substantially the same terms as those available to third parties for similar products and volumes committed. The Company has not made sales to TriTech since it was placed under judicial management.

       The building contract of $38,000 was awarded to an ST affiliate. The construction of the building was completed in August 1997.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


21.    Related Party Transactions (Cont'd)

       ST provides management and corporate services to the Company. Under a new service agreement dated December 27, 1999, effective January 1, 2000, annual management fees are payable for the provision of specified services on mutually agreed terms which the Company believes approximates the cost of providing those services. The fees are subject to review by the parties every three years. Prior to this agreement these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll.

       ST provides short-term financing for the Company (generally on a 3 to 6 months renewable basis) using its cost competitive corporate banking advantage in the banking community.

       Advances to and from ST bear interest at rates comparable to rates offered by commercial banks in Singapore. The Company also participates with ST in a cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be lent to or borrowed from other ST affiliates participating in the arrangement at prevailing inter-bank rates.

       Certain general and administrative expenses of Singapore Technologies Assembly and Test Services, Inc., our subsidiary, are borne and recharged to the Company by Chartered Semiconductor Manufacturing Inc., a United States incorporated affiliate of ST. These expenses amounted to $2,229, $1,020 and $1,252 for 1997, 1998 and 1999 respectively.

       The Company had the following significant transactions with ST and ST affiliates:


                                                                For the year ended December 31,
                                                              ---------------------------------
                                                                 1997        1998        1999
       ST -
           Management fees expense......................      $    897    $  1,066    $  1,223
           Interest expense.............................         4,254       4,747           -
       ST affiliates -
           Net revenues.................................        21,535      28,048      33,777
           Property, plant and equipment sold...........             -         190           -
           Purchase of property, plant and equipment....        38,438       1,207         160
           Interest income..............................             5           -           -
           Interest expense.............................             5       1,867       1,458
           Rental income................................           332         810         482
           General and administrative expenses..........         2,229       1,020       1,252
                                                              ========    ========    ========

       As of December 31, 1998 and 1999, there were the following amounts owing by (to) affiliates:-

                                                                 December 31,
                                                             -------------------
                                                              1998         1999
       Amounts due from ST affiliates
           Accounts receivable, net of .................
              allowance for doubtful accounts...........     $ 5,957     $ 6,271
           Others.......................................         336         261
                                                             -------     -------
                                                             $ 6,293     $ 6,532
                                                             =======     =======

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


21.    Related Party Transactions (Cont'd)

                                                                 December 31,
                                                             -------------------
                                                              1998         1999

       Amounts due to ST
           Other payables.................................   $  2,625   $  3,994
       Amounts due to ST affiliates
           Accounts payable...............................         33        260
           Other payables.................................      1,653      1,279
                                                             --------   --------
                                                             $  4,311   $  5,533
                                                             ========   ========
       Loans from ST affiliate
           Short-term debt................................   $ 25,000   $ 25,000
                                                             ========   ========


22.    Commitments and Contingencies

(a)    Leases

       The Company has leased land for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The annual rent is currently fixed at $594. The rent is subject to annual revision with the increase capped at 4% per annum. Operating lease rental expense for the years ended December 31, 1997, 1998 and 1999 was $962, $771 and $594, respectively.

       The Company has leased certain plant and equipment under operating leases. These leases expire in 2001. Operating lease rental expenses in respect of these leases for the year ended December 31, 1998 and 1999 were $270 and $1,673, respectively.

       Future minimum lease payments under non-cancelable operating leases of factory land and plant and equipment as of December 31, 1998 and 1999 were:

                                                              December 31,
                                                         ----------------------
                                                           1998         1999

       Payable in year ending December 31,
           1999......................................    $   2,159     $      -
           2000......................................        2,159        3,151
           2001......................................        1,614        2,489
           2002......................................          610          605
           2003......................................          610          605
           2004......................................          610          605
           Thereafter................................       12,962       12,705
                                                         ---------     --------
                                                         $  20,724     $ 20,160
                                                         =========     ========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


22.    Commitments and Contingencies (Cont'd)

(b)    Technology Arrangements

       As is typical of the semiconductor industry, the Company may in the future receive notices from third parties asserting patent rights, copyrights or other rights covering the Company's designs or processes.

       On October 18, 1996, the Company acquired patent rights from Motorola Inc. ("Motorola") to use technology in making ball grid array packages ("BGA"). Under the agreement, the Company is required to pay Motorola a royalty based on the number of pads used on each BGA package. The agreement expires on December 31, 2002 and the Company has the option to renew the agreement subject to possible amendment of the provisions thereof. Total expense recorded under the agreement for the years ended December 31,1998 and 1999, was $134 and $596, respectively. No expense was recorded under the agreement for the year ended December 31, 1997.

       The Company may obtain other suitable patent rights in the future relating to current or future technologies. There can be no assurance that the Company will always be able to obtain such future patents on favorable commercial terms.


 (c)   Capital Commitments

       As of December 31, 1998 and 1999, there were the following capital commitments:-

                                                                December 31,
                                                           ---------------------
                                                             1998         1999

       Building, mechanical and electrical installation...  $  1,293   $  3,543
       Purchase of plant and machinery....................  $ 12,964   $ 35,282
                                                            ========   ========


(d)    Foreign Currency Contracts

       The Company had the following notional amounts of forward foreign currency contracts as of December 31, 1998 and 1999:

                                                                December 31,
                                                           ---------------------
                                                             1998         1999

       Forward foreign currency contracts.................  $   -     $  53,780
                                                            =====     =========

       The Company has only limited involvement with derivative financial instruments and does not use them for trading. The Company has used a forward foreign currency swap contract to hedge a Singapore dollar dominated long-term debt to US dollars. The payment terms of the foreign currency swap contract match the principal repayments of the long-term debt, as described in Note 13. The Company incurs an annual financing charge of 1.7% of the principal amount of the loan outstanding under this hedging transaction. The Company has not used any other derivative financial instrument. The Company is exposed to credit loss in the event of non-performance by the forward foreign currency swap contract counterparty. The Company anticipates, however, that the counterparty will be able to fully satisfy its obligations under the contract. The Company has not obtained collateral or other security to support the financial instrument but monitors the credit standing of the counterparty.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


23.    Fair Value of Financial Instruments

       The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

       The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:

       Cash and cash equivalents

       Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.

       Bank overdrafts

       Bank overdrafts are due on demand and have interest rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of fair value.

       Short-term debt

       Short-term debt has variable rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of fair value.

       Long-term debt

       The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.

       Foreign Currency Contracts

       The fair value is estimated by reference to market quotations for foreign currency contracts with similar terms adjusted where necessary for maturity differences.

       Limitations

       Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
               In thousands of US Dollars (except per share data)


23.    Fair Value of Financial Instruments (Cont'd)

                                                   As of                         As of
                                                December 31,                 December 31,
                                                   1998                          1999
                                                        Estimated                   Estimated
                                           Carrying       Fair           Carrying      Fair
                                           Amount         Value           Amount       Value

       ---------------------------------------------------------------------------------------
       Financial Assets:
           Cash and cash
             equivalents                  $ 12,692       $ 12,692        $ 16,568    $ 16,568
       Financial Liabilities:
           Bank overdrafts                       -              -               -           -
           Short-term debt                  50,000         50,000          60,000      60,000
           Long-term debt                   54,282         54,282          53,780      54,265
       Derivatives:
           Gain on foreign
             currency contracts                  -              -           1,835       2,320

       ---------------------------------------------------------------------------------------


24.    Recent Changes in US GAAP

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.


25.    Subsequent Events

       Subsequent to the end of the financial year the Company issued 175,950,000 ordinary shares at $2.10 per share and 19,550,000 ordinary shares at S$3.554 ($2.10) per share in the initial public offering of the Company's shares on the Nasdaq National Market and Singapore Exchange. Offering proceeds, net of expenses, amounted to approximately $388 million.


26.    Comparative Figures

       Certain items in the comparative figures have been reclassified to conform with the current year's presentation.