Form 20-F
period 2000-12-31
ST ASSEMBLY TEST SERVICES LTD
filed 2001-03-30
CIK 1101873

===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                    FORM 20-F

(Mark One)
[ ]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       or
       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM     TO
                        COMMISSION FILE NUMBER 333-93661

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact Name of Registrant as Specified in Its Charter)

    REPUBLIC OF SINGAPORE               5 YISHUN STREET 23, SINGAPORE 768442
(Jurisdiction of Incorporation        (Address of Principal Executive Offices)
      or Organization)

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

986,171,915 ORDINARY SHARES (PAR VALUE S$0.25 PER ORDINARY SHARE) OF REGISTRANT OUTSTANDING AS OF DECEMBER 31, 2000.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ].

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

===============================================================================

PART I

  Item 1.   Identity of Directors, Senior Management and Advisers                                   1
  Item 2.   Offer Statistics and Expected Timetable                                                 1
  Item 3.   Key Information                                                                         1
  Item 4.   Information on our Company                                                             11
  Item 5.   Operating and Financial Review and Prospects                                           27
  Item 6.   Directors, Senior Management and Employees                                             37
  Item 7.   Major Shareholders and Related Party Transactions                                      46
  Item 8.   Financial Information                                                                  48
  Item 9.   The Offer and Listing                                                                  49
  Item 10.  Additional Information                                                                 50
  Item 11.  Quantitative and Qualitative Disclosures about Market Risk                             57
  Item 12.  Description of Securities Other than Equity Securities                                 58

PART II                                                                                            58

  Item 13.  Defaults, Dividend Arrearages and Delinquencies                                        58
  Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds           59

PART III                                                                                           59

  Item 15.  Not applicable                                                                         59
  Item 16.  Not applicable                                                                         59

PART IV                                                                                            59

  Item 17.  Financial Statements                                                                   59
  Item 18.  Financial Statements                                                                   59
  Item 19.  Exhibits                                                                               60

SIGNATURES                                                                                         61

     When we refer to "Singapore dollars" and "S$" in this Annual Report, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to "U.S. dollars," "dollars," "$" and "US$" in this Annual Report, we are referring to United States dollars, the legal currency of the United States. For your convenience, the noon buying rate in the City of New York on December 29, 2000 for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York was S$1.73 per $1.00.

     No representation is made that the Singapore dollar or U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

PART I


     Certain of the statements in this Annual Report on Form 20-F are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communication equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described in "Item 3. Key Information -- D. Risk Factors".


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable


ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes, and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected consolidated financial data are derived from our consolidated financial statements. Our consolidated financial statements for the fiscal years ended December 31, 1998, 1999 and 2000, which have been audited by KPMG, independent auditors, are included in "Item 18. Financial Statements". The selected consolidated financial data as of December 31, 1996, 1997 and 1998 and for the fiscal years ended December 31, 1996 and 1997 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for these periods in this Annual Report.

     Our consolidated financial statements are prepared in accordance with U.S. GAAP. We have never declared or paid any cash dividends on our ordinary shares.


                                                                        YEAR ENDED DECEMBER 31
                                                     --------------------------------------------------------------
                                                       1996        1997        1998(1)         1999          2000
                                                     --------    --------      --------      --------      --------
                                                       (IN THOUSANDS, EXCEPT PER ORDINARY SHARE AND PER ADS DATA)
INCOME STATEMENT DATA:
Net revenues                                         $ 32,185    $ 88,373      $113,920      $201,098      $331,271
Cost of revenues                                       34,061      67,848        87,066       132,889       231,944
                                                     --------    --------       -------      --------      --------
Gross profit (loss)                                    (1,876)     20,525        26,854        68,209        99,327
                                                     --------    --------       -------      --------      --------
Operating expenses:
    Selling, general and administrative                 6,062      13,858        16,772        28,437        40,798
    Research and development                               --       2,157         3,482         7,283        14,636
    Stock-based compensation                               --          --           384        25,327           448
    Other general expenses (income), net                 (139)         17          (582)           37           (22)
                                                     --------    --------       -------      --------      --------
       Total operating expenses                         5,923      16,032        20,056        61,084        55,860
                                                     --------    --------       -------      --------      --------
Operating income (loss)                                (7,799)      4,493         6,798         7,125        43,467
Other income (expense):
    Interest expense, net                                (401)     (3,307)       (8,244)       (5,534)        8,214
    Foreign currency exchange gain (loss)                 604      (1,258)          857         1,385         2,018
    Other non-operating income (expense), net              41          62         2,103         2,379         3,525
                                                     --------    --------       -------      --------      --------
       Total other income (expense)                       244      (4,503)       (5,284)       (1,770)       13,757
                                                     --------    --------       -------      --------      --------
Income (loss) before income taxes                      (7,555)        (10)        1,514         5,355        57,224
Income tax expense                                         --        (159)         (390)         (500)       (2,865)
                                                     --------    --------       -------      --------      --------
Net income (loss)                                    $ (7,555)   $   (169)      $ 1,124     $   4,855        54,359
Net income (loss) per ordinary share:
    Basic                                            $  (0.02)   $     --       $    --     $    0.01      $   0.06
    Diluted                                          $  (0.02)   $     --       $    --     $    0.01      $   0.06
Net income (loss) per ADS:
    Basic                                            $  (0.21)   $     --       $  0.02     $    0.06      $   0.56
    Diluted                                          $  (0.21)   $     --       $  0.02     $    0.06      $   0.56
Ordinary shares (in thousands) used in per
 Ordinary share calculation:
    Basic                                             352,032     368,000       669,671       770,259       962,828
    Diluted                                           352,032     368,000       670,976       786,725       970,631
ADSs (in thousands) used in per ADS calculation:
    Basic                                              35,203      36,800        66,967        77,026        96,283
    Diluted                                            35,203      36,800        67,098        78,672        97,063

                                                                         YEAR ENDED DECEMBER 31
                                                     --------------------------------------------------------------
                                                       1996       1997          1998(1)        1999          2000
                                                     --------   ---------      --------      --------      --------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents                            $  2,422   $   1,051      $ 12,692      $ 16,568      $141,733

Working capital (deficit)                             (43,726)   (140,474)      (24,606)      (74,030)      188,521
Total assets                                          114,372     225,477       236,720       351,965       711,758

Short-term debt and current installments
 of long-term debt                                     37,071     130,165        50,000        67,420        14,799
Long-term debt                                             --          --        54,282        46,360        29,599
Shareholders' equity                                   54,714      45,706       108,038       141,184       585,197
Share capital                                          64,900      64,900       129,042       129,827       159,461
Ordinary shares outstanding                            92,000      92,000       780,174       785,428       986,172

------------

(1) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar. See Note 2(d) to the "Notes to the Consolidated Financial Statements" filed as part of this Annual Report in "Item 18. Financial Statements".

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable


C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable


D.   RISK FACTORS

     In addition to the other information and risks described elsewhere in this Annual Report, our business is subject to the following risks:

OUR RESULTS FLUCTUATE FROM QUARTER TO QUARTER.

     Our operating results have fluctuated and may continue to fluctuate substantially from quarter to quarter due to a wide variety of factors, including:

-    general economic conditions in the semiconductor industry;

- a shift by integrated device manufacturers or IDMs between internal and outsourced test and assembly services;

- general economic conditions in the markets addressed by end-users of semiconductors;

-    the seasonality of the semiconductor industry;

-    the short-term nature of our customers' commitments;

-    the rescheduling or cancellation of large orders;

-    the timing and volume of orders relative to our capacity;

-    changes in capacity utilization;

-    the rapid erosion of the selling prices of packages;

-    changes in our product mix;

-    the timing of expenditures in anticipation of future orders;

-    possible disruptions caused by the installation of new equipment;

-    the inability to obtain adequate equipment on a timely basis;

- any exposure to currency and interest rate fluctuations that may not be adequately covered under our hedging policy; and

-    weakness in the supply of wafers.

     As a result of all of these factors, we believe that period-to-period comparisons of our operating results are not meaningful, and you should not rely on such comparisons to predict our future performance. Unfavorable changes in any of the above factors may adversely affect our business, financial condition and results of operations. In addition, such unfavorable changes could cause volatility in the price of our ordinary shares and American Depositary Shares or ADSs.

     For example, during the second quarter of 1998, the average selling prices of many of our test and assembly services decreased because of an excess of worldwide capacity relative to demand which resulted in intense competition among independent test and assembly service providers. In the fourth quarter of 2000, the over capacity situation recurred due to excessive inventory worldwide. This resulted in decreased demand for our test and assembly services which adversely impacted our financial results. We expect intense competitive conditions to continue. If we cannot offset declines in selling prices by reducing our costs of delivering those services, increasing the number of units tested or assembled, or shifting our focus to higher margin test and assembly services, our business, financial condition and results of operations could be adversely affected. See "Item 5. Operating and Financial Review and Prospects -- Quarterly Results".

DOWNTURNS IN THE SEMICONDUCTOR INDUSTRY WILL ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our profits are affected significantly by conditions in the semiconductor industry. The market for semiconductors is characterized by:

-    rapid technological change;

-    evolving industry standards;

-    intense competition; and

-    fluctuations in end-user demand.

     In addition, the semiconductor industry is cyclical and, at various times, has experienced significant downturns because of production overcapacity and reduced unit demand. The industry began experiencing such a downturn in the fourth quarter of 2000 which adversely affected our financial results for that quarter. Based on current visibility, we expect the weakness in customers' demand to continue into the first quarter of 2001 with expected revenues for the first quarter of 2001 to decline substantially from revenue of the fourth quarter of 2000. If this continues or if there is any future downturn in the semiconductor industry, our business, financial condition and results of operations is likely to be adversely affected.

OUR PROFITABILITY IS AFFECTED BY CAPACITY UTILIZATION RATES.

     As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can have a material adverse effect on our profitability. Therefore, our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to maintain high capacity utilization rates. Capacity utilization rates may be affected by a number of factors and circumstances, including:

-    installation of new equipment in anticipation of future business;

-    overall industry conditions;

-    the level of customer orders;

-    operating efficiencies;

-    mechanical failure;

- disruption of operations due to expansion of operations, introduction of new packages or relocation of equipment;

-    disruption in supply of raw materials;

-    changes in product mix; and

-    fire or other natural disasters.

     For example, in 1998 and again in the fourth quarter of 2000, our capacity utilization rates were negatively affected by a decrease in demand for our test and assembly services resulting from a downturn in the overall semiconductor industry. We cannot assure you that our capacity utilization rates will not be materially adversely affected by future declines in the semiconductor industry, declines in industries that purchase semiconductors or other factors. Any inability on our part to maintain or increase capacity utilization rates could have a material adverse effect on our business, financial condition and results of operations.

DECISIONS BY OUR INTEGRATED DEVICE MANUFACTURER OR IDM CUSTOMERS TO CURTAIL OUTSOURCING MAY ADVERSELY AFFECT OUR COMPANY.

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

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

     We are dependent on a small group of customers for almost all of our net revenues. Our ten largest customers accounted for almost all of our net revenues in 1998, 1999 and 2000. In the year ended December 31, 2000, our two largest customers, Analog Devices and Broadcom, each represented in excess of 10% of our net revenues. Our affiliate, Chartered Semiconductor accounted for 20.9%, 16.4% and 7.3% of our net revenues in 1998, 1999 and 2000, respectively. Also, in 1998, 1999 and 2000, 73.5%, 76.0% and 78.0% of our net revenues came from customers based in the United States. We anticipate that for the forseeable future our ten largest customers will continue to account for most of our net revenues and that we will continue to be significantly dependent on net revenues from customers based in the United States. Our ability to retain these customers, as well as other customers, and to add new customers is important to the ongoing success of our company. The loss of one or more of our key customers, or reduced orders from any of our key customers, could have a material adverse effect on our business, financial condition and results of operations. See "Item 4. Information on the Company -- Customers".

A DECREASE IN DEMAND FOR COMMUNICATION EQUIPMENT AND PERSONAL COMPUTERS MAY SIGNIFICANTLY DECREASE THE DEMAND OF OUR SERVICES.

     A significant percentage of our net revenues is derived from customers who use our test or assembly services for semiconductors used in communication equipment and personal computers. Any significant decrease in the demand for communication equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling price of communication equipment and personal computers places significant pressure on the prices of the components that are used in these equipment. If the average selling prices of communication equipment and personal computers continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.

OUR CUSTOMERS ARE NOT CONTRACTUALLY OBLIGATED TO BUY OUR SERVICES OR PRODUCTS AND WOULD ALSO NOT PLACE ORDERS IN ADVANCE. WE DO NOT HAVE SIGNIFICANT BACKLOG.

     Almost all of our customers are not obligated, pursuant to any contractual commitment or otherwise, to purchase any minimum amount of our test or assembly services or to place orders far in advance or to provide us with binding forecasts for any period. As a result, we have no significant backlog. The lack of significant backlog makes it difficult for us to forecast our net revenues for any future period. We expect that in the future, net revenues in any quarter will continue to be substantially dependent on orders placed within that quarter. Moreover, all of our customers operate in the cyclical semiconductor industry and have varied and may continue to vary order levels significantly from period to period. However, our customers are generally not responsible for any unused raw materials that result from a forecast exceeding actual orders. Accordingly, we cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as they had in prior periods.

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

THE TESTING PROCESS IS COMPLEX AND THEREFORE MORE PRONE TO "BUGS" AND OPERATOR ERROR.

     Semiconductor testing is a complex process involving sophisticated testing equipment and computer software. We develop computer software which is used to test our customers' semiconductors. We also develop conversion software programs which enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or "bugs". In addition, the testing process is subject to operator error by our employees who operate our testing equipment and related software. Any significant defect in our testing or conversion software, malfunction in our testing equipment or operator error could reduce our production yields, damage our customer relationships and materially harm our business.

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

THE ASSEMBLY PROCESS IS COMPLEX AND OUR PRODUCTION YIELDS MAY SUFFER FROM DEFECTIVE PACKAGES AND THE INTRODUCTION OF NEW PACKAGES.

     The assembly process is complex and involves a number of precise steps. Defective packages primarily result from:

-    contaminants in the manufacturing environment;

-    human error;

-    equipment malfunction;

-    defective raw materials; or

-    defective plating services.


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

WE NEED A CLEAN ROOM ENVIRONMENT FOR OUR OPERATIONS.

     Our testing and assembly operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our testing or assembly environment, our test or assembly equipment may become nonfunctional or the semiconductors we test and assemble may be defective. See "Item 4. Information on the Company -- B. Business Overview -- Quality Control". If we experience prolonged interruption in our operations due to problems in the clean room environment, this could have a material adverse effect on our business, financial condition and results of operations.

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

     In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to the holders of ADSs and ordinary shares. Additional debt financing may be required which, if obtained, may:

- limit our ability to pay dividends or require us to seek consents for the payment of dividends;

- increase our vulnerability to general adverse economic and industry conditions;

-    limit our ability to pursue our growth plan;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability

- of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

- limit our flexibility in planning for, or reacting to, changes in our business and our industry.

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

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

     The independent semiconductor test and assembly service industry is very competitive and diverse and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry is comprised of both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors that are much larger in size than us. These competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ASE Test Limited, ASAT Holdings Limited, ChipPAC Incorporated and Siliconware Precision Industries Co., Ltd. Their facilities are primarily located in Asia.

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

     We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial and other resources than we do and may rely on internal sources for test and assembly services due to:

- their desire to realise higher utilization of their existing test and assembly capacity;

-    their unwillingness to disclose proprietary technology;

-    their possession of more advanced testing or assembly technologies; and

-    the guaranteed availability of their own test and assembly capacity.

     We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our business, financial condition and results of operations will not be adversely affected by increased competition.

OUR INTELLECTUAL PROPERTY IS IMPORTANT TO OUR ABILITY TO SUCCEED IN OUR BUSINESS BUT MAY BE DIFFICULT TO PROTECT.

     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. We currently have four issued patents and we have applied for 26 additional patents in the United States and certain other countries. We cannot assure you that any of our filed applications for patents will be granted, or, if granted, will not be challenged, invalidated or circumvented or will offer us any meaningful protection. Further, we cannot assure you that the Asian countries in which we market our products, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our assembly services, or that any confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate protection. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY RIGHTS DISPUTES.

     Our ability to compete successfully will depend, in part, on our ability to operate without infringing the proprietary rights of others. We have established procedures designed to help prevent us from infringing the technology of our competitors or other parties. When we are aware of intellectual property of others that may pertain to or affect our business, we will attempt to either avoid such processes, cross-license, or otherwise obtain certain process or package technologies that we feel are required. However, we have no means of ascertaining what patent applications have been filed in the United States until they are granted. In addition, we may not be aware of the intellectual property rights of others or familiar with the laws governing such rights in certain countries in which our products are or may be sold. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. On February 20, 2001, a lawsuit was filed by Amkor Technology, Inc. against us and our subsidiary, ST Assembly Test Services, Inc., alleging patent infringement in respect of certain integrated circuit packages. We believe that the lawsuit is without merit but in the event that this claim succeeds or any other valid claim is made against us, we could be required to:

-    stop using certain processes;

-    cease manufacturing, using, importing or selling infringing packages;

-    pay substantial damages;

-    develop non-infringing technologies; or

-    attempt to acquire licenses to use the infringed technology.

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

SINGAPORE TECHNOLOGIES PTE LTD CONTROLS OUR COMPANY AND THEREBY MAY DELAY, DETER OR PREVENT ACTS THAT WOULD RESULT IN A CHANGE OF CONTROL.

     As of February 28, 2001, Singapore Technologies Pte Ltd beneficially owned approximately 72.1% of our ordinary shares. Singapore Technologies Pte Ltd, is wholly-owned by Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held. As a result, Singapore Technologies Pte Ltd is able to exercise direct or indirect control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Matters that typically require shareholder approval include, among other things:

-    the election of directors;

-    our merger or consolidation with any other entity;

-    any sale of all or substantially all of our assets; and

-    the timing and payment of dividends.

     This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which may be against the interests of holders of our ADSs and ordinary shares.

WE MAY HAVE CONFLICTS OF INTEREST WITH OUR AFFILIATES.

     In the past, a substantial portion of our financing, as well as our net revenues, have come from our affiliates, and we have paid a management fee to Singapore Technologies Pte Ltd for certain services. We will continue to have certain contractual and other business relationships and may engage in material transactions with the Government of Singapore, companies within the Singapore Technologies Group (including Chartered Semiconductor which is one of our key customers) and EDB Investments Pte Ltd or EDBI. Sales to our affiliate, Chartered Semiconductor, in 1998, 1999 and 2000 were approximately 20.9%, 16.4% and 7.3%, respectively, of our net revenues. Although any new material related party transaction requires the approval of a majority of our Board of Directors and separate approval by the Audit Committee, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, both EDBI and Singapore Technologies Pte Ltd make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. For example, affiliates of Singapore Technologies Pte Ltd have investments in United Test Assembly Center
(S) Pte Ltd, a Singapore-based provider of semiconductor assembly and testing services for semiconductor logic/ASIC and memory products. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that conflicts of interest will be resolved in our favor. See "Item 7. Major Shareholders and Related Party Transactions".

WE DEPEND ON CERTAIN KEY EMPLOYEES, LOSS OF CERTAIN OF THEM COULD ADVERSELY AFFECT OUR BUSINESS.

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


ITEM 4. INFORMATION ON OUR COMPANY

A.   HISTORY AND DEVELOPMENT OF OUR COMPANY

     We were incorporated in Singapore as a limited liability company on October 31, 1994 and began operations in January, 1995.

     In February, 2000, we completed our initial public offering. We are listed on the Singapore Exchange Securities Trading Limited or SGX-ST (SGX: ST Assembly) and our ADSs are quoted on the Nasdaq National Market or Nasdaq (NASDAQ: STTS). Our registered office is at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore, Telephone: (65) 755 5885, Fascimile: (65) 755 9006, Website: www.stats.com.sg, and our agent for service in the United States is the President, ST Assembly Test Services, Inc., 1450, McCandless Drive, Milpitas, CA95035, United States of America, Telephone: (1 408) 941 1500,
Fascimile: (1 408) 941 1501. Our principal place of operations is in Singapore and our global operations are mainly carried out in the United States, United Kingdom, Japan and Taiwan.

     We are part of the Singapore Technologies Group. The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-displinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development and management in the following five core business groups:
Engineering, Technology, Infrastructure, Financial Services and Property. Other companies in the Singapore Technologies Group include Chartered Semiconductor. Temasek Holdings (Private) Limited is the principal holding company through which the corporate investments of the Government of Singapore are held. Temasek Holdings (Private) Limited directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited. As of February 28, 2001, our company is 72.1% owned by Singapore Technologies Pte Ltd and its affiliates.


B.   BUSINESS OVERVIEW

     We are a leading independent provider of a full range of semiconductor test and assembly services, including:

- testing, including final testing and wafer probe, on a diverse selection of test platforms, as well as additional test related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel;

- assembly of leaded and laminate packages, as well as additional assembly related services such as package design and leadframe and substrate design;

- pre-production services, such as package development, supply chain management and test software and related hardware development; and

-    drop shipment services.

     We provide these test and assembly services to semiconductor companies which do not have their own manufacturing facilities (fabless companies), vertically integrated device manufacturers (IDMs), and independent semiconductor wafer foundries (foundries). While we provide our customers with a broad range of test and assembly services for most types of semiconductors,including high performance digital semiconductors, we have developed a particular expertise in testing mixed-signal semiconductors.

     We provide test and assembly services at our facility in Singapore. Singapore is a politically and economically stable nation with laws that protect our customers' proprietary technology. We also have assembly design centers in Arizona and California in the United States and a test development center in California. We plan to open a third test development center in Surrey, UK, in the second quarter of 2001.

INDUSTRY BACKGROUND

GENERAL

     Semiconductors are critical components used in an increasingly wide variety of applications such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly. According to the Semiconductor Industry Association, or SIA, worldwide semiconductor device market revenue reached $204.0 billion in 2000, a new industry record. The revenue of $204.0 billion in 2000 represented a 37% growth rate for the industry over the previous year. The industry also witnessed across the board growth in all markets, and product demand was strong in every region of the world. However, SIA in its February 2001 report announced that its previous forecast of 22% year-on-year growth for 2001 is unlikely to be achieved due to the present inventory overhang going into 2001.

MANUFACTURING PROCESS

     The production of a semiconductor is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The production process can be broadly divided into three primary stages:

-    wafer fabrication, including wafer probe;

- assembly of bare semiconductors, or die, into finished semiconductors (referred to as "assembly" or "packaging"); and

-    final testing of assembled semiconductors.

     Wafer Fabrication. The wafer fabrication process begins with the generation of a mask that defines the circuit patterns for the transistors and interconnect layers that will be formed on the raw silicon wafer. The transistors and other circuit elements are formed by repeating a series of process steps where photosensitive material is deposited onto the wafer. The material is then exposed to light through the mask in a photolithography process and the unwanted material is removed through an etching process, leaving only the desired circuit pattern on the wafer.

     Wafer Probe. Wafer probe is a process whereby each individual die on the wafer is electrically tested in order to identify the operable semiconductors for assembly.

     Assembly. Assembly protects the semiconductor, facilitates its integration into electronic systems and enables the dissipation of heat. In the assembly process, the wafer is diced into individual die that are then attached to a substrate with an epoxy adhesive. Leads on the substrate typically are then connected by extremely fine gold wires to the input/output, or I/O, terminals on the die through the use of automated equipment known as "wire bonders". Each die is then encapsulated in a molding compound, thus forming the package.

     Final Testing. Final testing is the last step in semiconductor production. It is a highly complex process that uses sophisticated testing equipment and customized software programs to electrically test a number of attributes of assembled semiconductors, including functionality, speed, predicted endurance, power consumption and electrical characteristics. After final testing, the semiconductors are shipped as directed by the customer for integration into the end-products.

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

     Independent providers of test and assembly services have developed sophisticated expertise in semiconductor testing and assembly and have dedicated substantial resources toward further technological innovation. As independent providers are able to spread the cost of these development efforts over a broader range of customers and products, they are able to offer access to leading technologies at price points below the internal costs of IDMs. However, since it is difficult to keep pace with technological developments in test and assembly technology while maintaining a leading position in the development of increasingly sophisticated semiconductors, IDMs are increasingly relying on independent test and assembly service providers for technological development and innovation in, and as a strategic source of, test and assembly services.

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

SERVICES

     We are in the semiconductors backend outsource business. We offer full turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. In 2000, 45.9% of our net revenues were from test services and 54.1% of our net revenues were from assembly services.

TEST SERVICES

     We offer wafer probe and final testing on 15 different platforms, covering all the major test platforms in the industry. In addition, we offer test related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack,and tape and reel.

TESTING

     Testing includes both final testing and wafer probe. Final testing is the last stage in semiconductor production which involves using sophisticated test equipment and customized software programs to electronically test a number of attributes of packaged semiconductors for functionality. Wafer probe is the step immediately prior to the assembly of semiconductors and involves inspection of the processed wafer for defects. Wafer probe services require similar expertise and testing equipment to that used in final testing, and several of our testers (with the substitution of different handlers or probers) are used for wafer probe services. To date, substantially all wafer probe has been performed for customers whose wafers are then assembled by us. In 1999 and 2000, 80.2% and 49.5%, respectively, of wafer probe revenues were from sales to our affiliate, Chartered Semiconductor.

     We have invested in state-of-the-art testing equipment that allows us to test a broad variety of semiconductors, especially mixed-signal and high performance digital devices.

     Mixed-signal Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable set-top boxes; and wireless telecommunications products such as cellular phones, base stations and Bluetooth(TM) devices. Bluetooth(TM) is a new technology that enables short range wireless communication between different electronic appliances. We are a member of the Bluetooth(TM) Special Interest Group (SIG) and, as such, we are regularly updated on the developments relating to Bluetooth(TM) technology. In addition to communications semiconductors, we test mixed-signal semiconductors for personal computer components, such as graphics, CD-ROM and hard disk drive controllers. Mixed-signal semiconductors require a large number of functions to be tested which can only be done using specialized testing equipment.

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

     The following table sets forth, for the periods indicated, the percentage of our net revenues from testing services by type of semiconductor.


                                                               YEAR ENDED DECEMBER 31
                                                -------------------------------------------------
                                                 1998                     1999               2000
                                                -----                    -----              -----
 Mixed-signal                                    67.1%                    72.4%              76.0%
 Digital                                         30.6                     26.8               23.5
 Memory                                           2.3                      0.8                0.5
                                                -----                    -----              -----
                                                100.0%                   100.0%             100.0%
                                                =====                    =====              =====


ADDITIONAL TEST-RELATED SERVICES

     We offer a variety of additional test-related services, including:

- "Burn-in process support". Burn-in is the process of electrically stressing semiconductors, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal semiconductors. During burn-in process support, we perform an analysis of burn-in rejects in order to determine the cause of failure.

- "Reliability testing". Reliability testing is the process of testing a semiconductor to evaluate its life span. It is performed on a sample of devices that have passed final testing.

- "Thermal and electrical characterization". Thermal and electrical characterization is the process of testing a semiconductor for performance consistency under thermal and electrical stress.

- "Dry pack". Dry pack is the process of baking the semiconductors in order to remove moisture before packing and shipment to customers.

- "Tape and reel". Tape and reel is the process of transferring semiconductors from tray or tube into a tape-like carrier on reel format for shipment to customers. Tape and reel is desired for high throughput pick and placement of components.

ASSEMBLY SERVICES

     Our assembly services are inclusive of a broad range of array and leaded packages. Packaging serves to protect the die and facilitate electrical connection and heat dissipation. As part of customer support on assembly services, we also offer complete package design, electrical and thermal simulation, measurement and design of leadframes and substrates.

PACKAGING

     We offer a broad range of advanced package formats designed to provide customers with a full range of packaging solutions and full turnkey backend services. We have successfully ramped up high volume production of array products including Plastic Ball Grid Array or PBGA, thermally enhanced Ball Grid Array or BGA and chip-scale BGA.

     Our investment is in line with our packaging development focus which has primarily been on high-pin count surface mount technology, or SMT, packages. SMT packages typically incorporate leads or interconnects which are soldered to the surface of the printed circuit board rather than inserted into holes, as is the case in older plated-through-hole, or PTH, technology packages. SMT packages accommodate a substantially higher number of leads than PTH packages, enabling greater package integration, and a reduction in the area dimensions of the printed circuit board. Because SMT enables higher pin counts on a semiconductor device, SMT is typically the preferred technology for most advanced semiconductors.

     Our SMT package configurations include a range of formats for leaded packages including quad flat packages, or QFPs, and high pin-count plastic leaded chip carriers, or PLCCs, in addition to BGA packages. Our SMT packages are divided into three families: standard leadframe, enhanced leadframe and laminate. The differentiating characteristics of our packages include the size of the package, the number of electrical connections or interconnects the package can support, the means of connection to the printed circuit board and the thermal and electrical characteristics of the package.

     Standard Leadframe Packages. Standard leadframe packages, which are the most widely recognized package types, are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. The semiconductor die is connected to the metal leads by extremely fine gold wires in a process known as wire bonding.

     We focus on higher pin count standard leadframe packages, including QFPs and PLCCs. Our standard leadframe packages are used in a variety of applications, including mobile phones, notebook computers and networking systems.

     The following table summarizes our standard leadframe packages.

                               NUMBER
PACKAGE FORMAT                OF LEADS    DESCRIPTION                                 TYPICAL APPLICATIONS
--------------                --------    -----------                                 --------------------
Thin Shrink Small Outline       14-38     Traditional leadframe package with          Mobile phone, mass storage,
Package or TSSOP                          thickness below 1.0mm designed for          multimedia and PDA
                                          logic, analog and memory devices,
                                          such as Flash, SRAM, EPROM, EEPROM,
                                          and DRAM

Thin Quad Flat Package         32-128     Advanced QFP with thickness of 1.0mm        Mobile phone, mass storage
or TQFP                                   for use in low profile, space               and multimedia
                                          constrained applications

Low Quad Flat Package          32-208     Advanced QFP with thickness of 1.4mm        Mobile phone, mass storage
or LQFP                                   for use in low profile, space               and multimedia
                                          constrained applications

Metric Quad Flat Package or    64-240     Traditional QFP designed for ASICs,         Access/LAN equipment,
MQFP                                      FPGAs and DSPs                              multimedia and mass storage

Plastic Leaded Chip Carrier     44-84     Traditional leadframe package designed      PC, access equipment and
or PLCC                                   for applications that do not have           multimedia
                                          space constraints and do not require a
                                          high number of interconnects

     Enhanced Leadframe Packages. Our enhanced leadframe packages are similar in design to our standard leadframe packages but are generally thinner and smaller and have advanced thermal and electrical characteristics which are necessary for many of the leading-edge semiconductors designed for communications applications.

     The following table summarizes our enhanced leadframe packages.


                                 NUMBER
PACKAGE FORMAT                  OF LEADS    DESCRIPTION                                 TYPICAL APPLICATIONS
--------------                  --------    -----------                                 --------------------
Quad Leadless Package or QLP      8-100     Lead frame based near chip scale            Mobile phone, PDA, GPS and
                                            package                                     multimedia

Exposed Pad Quad Flat Package    48-208     Thermally enhanced QFP with 30%             Access/WAN/LAN equipment and
or EPQFP                                    greater thermal dissipation than MQFP       PC/graphics

Exposed Drop-in Heat Sink        44-208     Thermally enhanced QFP with 60%             Access/WAN/LAN equipment and
Quad Flat Package or EDQFP                  greater thermal dissipation than MQFP       PC/graphics

Drop-in Heat Sink Quad Flat      64-208     Thermally enhanced QFP with 30%             Access/WAN/LAN equipment and
Package or DQFP                             greater thermal dissipation than MQFP       PC/graphics

Die Pad Heat Sink Quad Flat     100-208     Thermally enhanced QFP with 60%             Mass storage and multimedia
Package or DPHQFP                           greater thermal dissipation than MQFP

Heat Sink Quad Flat Package     100-240     Thermally enhanced QFP with 80% greater     Base station, PC/graphics and
or HQFP                                     thermal dissipation than MQFP               multimedia

     Laminate Packages. Our laminate packages include BGA packages which employ leads, also known as interconnects, on the bottom of the package in the form of small bumps, or balls, in a matrix or array pattern. These BGA packages utilize a plastic laminate or film tape based substrate rather than a leadframe substrate. The BGA format enables a higher density of interconnects within a smaller surface area.

     BGA packaging was designed to address the need for higher lead counts and smaller package size required by advanced semiconductors used in applications such as portable computers and wireless telecommunications. As the required number of leads on the peripheral sides of the package increased, the lead pitch (which is the distance between leads) decreased. The nearness of one lead to another at very fine pitches resulted in potential electrical shorting problems during the SMT process. This necessitated the development of sophisticated and expensive techniques for producing circuit boards to accommodate the high number of leads at fine pitches.

     The BGA format solved this problem by employing lead terminals on the bottom of the package in the form of small bumps or balls. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads. For the highest lead count devices, the BGA format can be manufactured less expensively and requires less delicate handling.

     Our BGA packages are typically used in semiconductors that require enhanced performance, including DSPs, microprocessors and microcontrollers, ASICs, FPGAs, memory and PC chip sets. Our BGA packages typically have between 16 and 600 balls.

     Our BGA packages are described below:

                                 NUMBER
PACKAGE FORMAT                  OF BALLS    DESCRIPTION                               TYPICAL APPLICATIONS
--------------                  --------    -----------                               --------------------
Flip Chip Small Thin Plastic     49-256     Flip chip BGA characterized by fine       Mobile phone, PDA, GPS and
BGA or FC-STPBGA                            pitch small term factor applications      multimedia
                                            requiring both enhanced electricals
                                            and small size

Tape Chip Scale Package         100-280     CSP BGA characterized by flex-tape        Mobile phone, PDA and
BGA or TCSP                                 substrate for high density circuits       multimedia

Stacked Die BGA or SDPBGA        80-160     Compact multiple die designed for         Mobile phone, PDA and
                                            space constrained applications            multimedia

Flexible Enhanced Plastic       256-600     BGA characterized by a flex-tape          WAN/LAN equipment and base
BGA or TBGA                                 substrate replacing the laminate          station
                                            substrate

Enhanced BGA or EBGA            256-600     High pin count,thermally enhanced BGA     WAN/LAN equipment and base
                                            package suitable for high power           station
                                            applications which utilize heat sinks
                                            for thermal dissipation

Small Thin Plastic BGA            6-256     Smaller and thinner BGA designed for      Mobile phone, PDA, GPS and
or STPBGA                                   applications which are space              multimedia
                                            constrained and require electrical
                                            performance

Plastic Ball Grid Array         208-492     Electrically enhanced BGA package         Access/LAN equipment,
or PBGA                                     designed for QLP high I/O replacement     PC/graphics and base station


RECENT DEVELOPMENTS

     In response to industry trends toward environmentally friendly products, our assembly operations introduced a green molding compound and set up a dedicated lead-free line. This line processes lead-free packaging for our leaded packages using a pure tin solder alternative. We plan to introduce lead-free array packaging in 2001.

     A waste treatment system that detoxifies waste materials is now in place to support the grinding and sawing of gallium arsenide or GaAs wafers. This is an important development as it demonstrates our commitment to develop packages and services in response to the specialized needs of our customers. We believe GaAs semiconductors currently play and will continue to play an important role in high-speed networking and high-speed transmission equipment with data rates exceeding 10 Gbps or OC192.

     We have also established complete handling and packaging processes for gallium arsenide semiconductors.

PACKAGES UNDER DEVELOPMENT

     We have a number of advanced packages under development to support our customers' need for high performance packages as well as chip scale packages or CSPs.

     Our development roadmap includes build-up substrate and wafer bumping as an integral part of our flip chip technology. Flip chip technology can be used in both low pin count as well as high pin count packages. It is a particularly ideal solution for devices that require more than 1,000 interconnects in a relatively small package. Build-up substrates deliver even higher interconnect density without compromising thermal and electrical performance. We believe flip chip packages will find increasing application in high-end communications equipment such as switches, routers as well as high-end PCs.

     We also have next generation chip scale packages both under development and in qualification which incorporate lead-frame, laminate and tape technologies. The emphasis in the development of such packages is on low-profile, small footprint and light weight characteristics. These packages are used particularly in hand-held wireless communications equipment. These products are extremely useful for all hand-held devices including signal processors, mobile station modems, base-band circuits and memories.

     We are also developing new materials and processes to support our customers' future flip chip requirements. See "Research and Development -- Assembly Services".

     In addition, we continue to increase our support functions for thermal, electrical, stress and package to board level reliability characterization. We offer a full range of thermal simulation and actual testing for all of our existing packages and packages under development. We have a full service reliability laboratory that can stress test assembled semiconductors. In conjunction with local institutes and laboratories, we can also perform board level reliability testing of surface mount assembled packages.

PRE-PRODUCTION SERVICES

     We have developed pre-production services to address the growing needs of our customers. Our pre-production services for assembly include package development and supply chain management, and for testing include software and hardware development. We offer these services in both Singapore and our facilities in California, U.S.

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

RESEARCH AND DEVELOPMENT

     Our research and development efforts are focused on developing test and assembly services required by our existing customers and that are necessary to attract new customers. We spent approximately $3.5 million, $7.3 million and $14.6 million in 1998, 1999 and 2000 on research and development. We currently employ 121 dedicated professionals for packaging and test development. We expect to continue to invest significant resources in research and development.

TEST SERVICES

     We focus on developing new technologies, software and processes to enhance efficiency and reliability and to shorten test times. These include multi-site testing, test program optimization and hardware improvements designed to permit improved utilization of existing test equipment. When necessary we also design and build specialized equipment that is not available from outside vendors. In 2000, we received a patent in the USA and Singapore for certain enhancements to the test handler that increase the setup time within the test chamber.

TEST DEVELOPMENT CENTERS

     In addition to the research and development work being done at our facilities in Singapore and USA, California, we plan to open a third test development center in our UK facility located in Surrey in the second quarter of 2001. This will enhance our global network and help our existing and potential European customers reduce their time to market.

     Specifically, the new test development center is expected to develop and debug test software prior to production, complete test software conversions for customers and offer our European customers, in conjunction with our Singapore and U.S. facilities, continuous access to our development capabilities.

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

SALES AND MARKETING

     Our marketing strategy is to target potential customers who are industry leaders in technology development, require mixed-signal or high performance digital testing capabilities or require high-end assembly packages and present significant volume growth opportunities. In addition, we target new fabless start-up companies participating in fast-growing market segments.

     We believe our customers place great value on our willingness to offer them the test and assembly services they request without the obligation of purchasing other services we offer. Our customers can also take advantage of our services on a "back-end turnkey" basis which includes wafer probe, assembly, final test and drop shipment services. In addition to the services we provide our customers directly, in conjunction with other foundries, we can offer our customers services on a "full turnkey" basis, which includes wafer fabrication.

     Our close working relationship with multiple foundries allows our customers one-stop services. Customers can take the advantage of full turnkey services from wafer fabrication to drop shipment. We see the Singapore government's long term plan of making Singapore a foundries hub as an added advantage to our full turnkey strategy.

     We market our services through direct sales forces strategically located in Singapore, Taiwan, Japan, France, UK and in the U.S. Our sales forces are well supported by a customer-focused structure. Each customer is serviced by a local account manager, factory account and customer service personnel as well as technical program manager.

PRICING POLICY

     We price our test services principally on the length of tester CPU time used, typically referred to as test time on per-second basis. The price of test time is a function of tester platform and hardware configuration. These two are usually determined by our customers based on the function and complexity of a particular semiconductor device. In general, the test time for a complex semiconductor devices will be longer than a less complex semiconductor device. Wafer probing pricing is determined by similar factors. Any reduction in test time by optimization of test program or optimum hardware configuration will mean savings for our customer and potentially higher margins for us.

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

     Our ten largest customers accounted for almost all of our net revenues in 1998, 1999 and 2000. In 1999, our four largest customers, Analog Devices, Broadcom, Chartered Manufacturing and Level One Communications, Inc., each represented in excess of 8% of our net revenues and in aggregate represented 66.8% of our net revenues. In 2000, our four largest customers, Alcatel, Analog Devices, Broadcom and Chartered Semiconductor, each represented in excess of 7% of our net revenues and in the aggregate represented 64.5% of our net revenues. Our two largest customers, Analog Devices and Broadcom, each represented in excess of 10% of our net revenues. Our affiliate, Chartered Semiconductor accounted for 16.4% and 7.3% of our net revenues in 1999 and 2000, respectively. We anticipate that our ten largest customers will continue to account for a high percentage of our net revenues for the forseeable future. In 1998, 1999 and 2000, 24.5%, 16.4% and 7.3% of our net revenues were derived from sales of test or assembly services to our affiliates, principally Chartered Semiconductor.

     The following table sets forth for the periods indicated the percentage of our net revenues derived from testing and assembly of semiconductors used in communications, personal computers and other applications.


                                                              YEAR ENDED DECEMBER 31
                                               ---------------------------------------------------
                                                1998                   1999                   2000
                                               -----                  -----                  -----
Communications                                  38.6%                  60.9%                  62.7%
Personal Computers                              49.7                   32.1                   30.2
Other                                           11.7                    7.0                    7.1
                                               -----                  -----                  -----
Total                                          100.0%                 100.0%                 100.0%
                                               =====                  =====                  =====


     We characterize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated.

                                                              YEAR ENDED DECEMBER 31
                                               ---------------------------------------------------
GEOGRAPHICAL AREA                               1998                   1999                   2000
-----------------                              -----                  -----                  -----
United States                                   73.5%                  76.0%                  78.0%
Europe                                           1.8                    7.0                   14.1
Singapore                                       24.6                   16.8                    7.3
Rest of Asia                                     0.1                    0.2                    0.6
                                               -----                  -----                  -----
Total                                          100.0%                 100.0                  100.0%
                                               =====                  =====                  =====


     Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog.

CUSTOMER SERVICE

     We place strong emphasis on quality customer service which we believe is a significant factor in our customer's selection of us for their test and assembly services. Our broad service offerings, dedicated customer account teams and commitment to finding solutions to our customers' needs and problems have enabled us to develop important relationships with many of our customers. We have received numerous awards in the area of customer service from our customers, including Broadcom, Cirrus Logic, Agilent (Hewlett Packard), Intel Sacramento and TDK Corporation.

     Our objective is to work very closely with our customers so that they consider us an integral, strategic partner in their business. For example, we work closely with our customers during the pre-production period by providing technical input and guidance to assist in the development of test programs and packages. Our computer software enables customers to obtain information regarding work in process via the Internet. To enable us to work more closely with a large number of our customers who are located in the United States, we have also located our assembly design centers in Arizona and California and a test development center in California. In the second quarter of 2001, we plan to open a third test development centre in our UK facility in Surrey to work more closely with our European customers.

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

     Our test and assembly operations in Singapore are ISO 9001, 9002 and 14001 certified. All three standards are issued and certified by the International Standards Organization. ISO 14001 is an international standard on environmental management system, to support environmental protection and prevention of pollution in balance with socio-economic needs. ISO 9002 standards set forth what is required to ensure production of quality products and services. ISO 9001 standards set forth a quality management system and address design, development, production, installation and servicing. The ISO certification process involves periodically subjecting production processes and quality management systems to stringent third party review and verification. ISO certification is required for sales of products to certain customers that look to an ISO certification as a threshold indication of our quality control standards. We are also OHSMS 18001 certified. OHSMS is the standard for the implementation of an occupation health and safety management system (OHSMS), and was developed to be compatible with the ISO 9001 and ISO 14001 management system standards to facilitate the integration of quality, environmental and occupational health and safety management systems by organizations. In addition, we are one of the few semiconductor companies that have both Level 1 Semiconductor Assembly Council, or SAC, and QS9000 certification. SAC certification is one of the most prestigious certifications in the semiconductor manufacturing industry and QS9000, based on ISO9001, is a comprehensive certification of a company's total quality management system.

COMPETITION

     The independent semiconductor test and assembly service industry is very competitive and diverse. In order to compete, we must offer state-of-the-art testing services and bring the most technologically advanced packages to market as quickly as our competitors and at comparable prices. Test and assembly services are provided by both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors, some of whom are much larger in size. These competitors' facilities are primarily located in Asia. Some of these companies include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ASE Test Limited, ASAT Holdings Limited, ChipPAC Incorporated and Siliconware Precision Industries Co., Ltd.

     These companies have significant manufacturing capacity, financial resources, research and development, operations, marketing and other capabilities and have been in operation for some time. Such companies have also established relationships with many of our current or potential customers.

     We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial and other resources than we do and may rely on internal sources for test and assembly services due to:

- their desire to realize higher utilization of their existing test or assembly capacity;

-    their unwillingness to disclose proprietary technology;

-    their possession of more advanced testing or assembly technologies; and

-    the guaranteed availability of their own test or assembly capacity.

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

     While we believe that we compete favorably with our principal competitors, we cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our operating results will not be adversely affected by increased price competition. See "Item 3. Key Information -- D. Risk Factors -- We may not be able to compete successfully in our industry".

INTELLECTUAL PROPERTY

     Our operational success will depend in part on the ability to develop and protect our intellectual property. We currently have four issued patents and we have applied for 26 additional patents in the United States related to various aspects of our semiconductor test and assembly. We have also applied for patents in certain other countries where appropriate. If the patents are granted, we may seek to cross-license or share our intellectual property portfolio at a future time if it is advantageous for us to do so. We expect to file patent applications primarily in the United States, Singapore, Taiwan and the European Union, but may also file in other countries to protect our proprietary technologies, where appropriate.

     We have licensed patent rights from Motorola, Inc. to use technology in manufacturing BGA packages under an agreement which will expire in 2002 and is subject to renewal. Under this agreement, we are required to pay Motorola a royalty based upon the number of pads on each BGA package.

     When we are aware of intellectual property of others that may pertain to or affect our business, we attempt to either avoid processes protected by existing patents, cross-license or otherwise obtain certain process or package technologies. In addition, we execute confidentiality and non-disclosure agreements with our customers and consultants and limit access to and distribution of our proprietary information.

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

     In the event that any valid claim is made against us, we would be required to:

-    stop using certain processes;

-    cease manufacturing, using, importing or selling infringing packages;

-    pay substantial damages;

-    develop non-infringing technologies; or

-    attempt to acquire licenses to use the infringed technology.

     As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the packages in the market further overlap, we believe that companies in our industry may face more frequent patent infringement claims such as the recent lawsuit filed by Amkor Technologies, Inc. alleging patent infringement in respect of certain integrated circuit packages. See "Item 3. Key Information -- D. Risk Factors -- We may be subject to intellectual property rights disputes". We may face additional litigation or patent infringement claims in the future. We may also have to commence lawsuits against companies who infringe our intellectual property rights. Such claims could result in substantial costs and diversion of our resources.

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

C.   ORGANIZATIONAL STRUCTURE

     We are part of the Singapore Technologies Group. The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development and management in the following five core business groups: Engineering, Technology, Infrastructure, Financial Services and Property. Other companies in the Singapore Technologies Group include Chartered Semiconductor, one of our major customers.

     Temasek Holdings (Private) Limited is the principal holding company through which the corporate investments of the Government of Singapore are held. As of February 28, 2001, Temasek Holdings (Private) Limited directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited.

     We have a wholly owned subsidiary, ST Assembly Test Services, Inc. or STATS Inc. (previously known as Singapore Technologies Assembly and Test Services, Inc.) incorporated in the United States in the State of

Delaware. STATS Inc. undertakes marketing, design support and research and development through its various facilities in the United States. We also have sales offices in UK, France, Japan and Taiwan to support our customers in those respective regions.

D.   PROPERTY, PLANTS AND EQUIPMENT

We presently operate from a 580,000 square foot facility in Singapore which opened in November 1997. In addition to our test and assembly operations, this facility houses our corporate executive, administrative, sales and marketing and finance offices. We constructed this facility on land leased from the Housing Development Board, a statutory board of the Government of Singapore, for a 30-year term expiring March 2026 with an option for renewal. The facility is designed to accommodate:

-    300,000 square feet of test space;

-    120,000 square feet of assembly space;

-    500 testers;

-    720 wire bonders; and

-    72 mold systems.

     In addition to our headquarters in Singapore, we also have assembly design centers in Arizona and California in the United States and a test development center in California.

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

     With the exception of a few key suppliers that provide reserved equipment delivery slots and price discount structures, we have no binding supply agreements with any of our suppliers. A reserved equipment delivery slot is one which allows us to obtain an accelerated delivery of the equipment over and above the delivery schedule previously committed by the supplier. Typically, price discounts are offered for volume purchases. We acquire our test and assembly equipment on a purchase order basis, which exposes us to substantial risks. The unavailability of new test or assembly equipment, the failure of such equipment or other equipment acquired by us to operate in accordance with our specifications or requirements or delays in the delivery of such equipment, could delay implementation of our expansion plans and could materially and adversely affect our results of operations or financial condition. See "Item 3. Key Information -- D. Risk Factors -- We may be unable to obtain testing and assembly equipment when we require it".

TESTING EQUIPMENT

     Testing equipment is one of the most critical components of the testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. As part of the qualification process, customers will specify the equipment on which their semiconductors may be tested and we will then develop test program conversion software that enable us to test these semiconductors on multiple equipment platforms. This portability between testers enables us to allocate semiconductors tested across our available test capability and thereby improve the capacity utilization rates. We purchase testing equipment from major international manufacturers, including Advantest Corporation, Credence Systems Corporation, Agilent Technologies, LTX Corporation and Teradyne Inc.

     We operate 230 testers, comprising 164 mixed-signal testers, 55 digital testers and 11 memory testers. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required the customer to provide the equipment on a consignment basis. Presently 25 of the aggregate 230 testers we operate are on consignment and 22 of the 25 are used for mixed-signal testing.

     In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing) scanners, reformers and PC workstations for use in software development.

ASSEMBLY EQUIPMENT

     The primary equipment used in assembly includes wire bonders and mold systems. We own and operate approximately 532 wire bonders and approximately 66 mold systems. Certain of our wire bonders allow for interchangeability between lead frame and laminate packages. We purchase wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc. and ESEC S.A. We purchase mold systems from major international manufacturers, including Apic Yamada Corporation, Dai-Ichi Seiko Co Ltd and Han-Mi Co Ltd. We have also purchased gallium arsenide wafer saw and backgrind equipment.

RAW MATERIALS

     Our assembly operations depend on obtaining an adequate supply of raw materials on a timely basis. The principal raw materials used in assembly are leadframe or laminate substrates, gold wire and molding compound. We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. However, our customers are generally not responsible for any unused raw materials that result from a forecast exceeding actual orders. We work closely with our primary suppliers, providing them with a six-month rolling forecast and weekly requirement schedules. Accordingly, our suppliers are better able to supply us with raw materials. We are not dependent on any one supplier for a substantial portion of our raw material requirements. The unavailability of an adequate supply of raw materials could materially and adversely affect our business, financial condition and results of operations. See "Item 3. Key Information -- D. Risk Factors -- We are dependent on raw material suppliers and do not have any long-term supply contracts with them".


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Item 3. Key Information -- D. Risk Factors" and elsewhere in this Annual Report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Certain items in the comparative figures have been reclassified to conform with the current year's presentation.

OVERVIEW

     We derive revenues from test services and assembly of array and leaded packages. Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. We recognize revenue upon shipment of semiconductors for which we have provided services.

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

     From 1996 to 2000, our net revenues grew from $32.2 million to $331.3 million. From 1996 to 1998, almost all of our net revenues were derived from test services and assembly of leaded packages. We derived revenues from assembly of laminate packages for the first time in October 1998. We provide a full range of test services and have developed substantial expertise in testing mixed-signal and high performance digital semiconductors. We have been successful in attracting new customers with these testing capabilities and then expanding our relationship with such customers to include assembly services tailored to their needs. We intend to continue to expand our test and assembly operations in order to position ourselves to meet increased demand for outsourced test and assembly services.

     Our results of operations are generally affected by the capital-intensive nature of our business. Most of our costs are fixed as our variable costs are limited to the costs of materials, operating supplies and payroll. Our primary fixed costs are for test and assembly equipment. Testers typically cost between $1.5 million and $3.0 million each, compared with wire bonders which typically cost $100,000 each. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins since the unit cost of test and assembly services generally decreases as fixed charges, such as depreciation expense for the equipment, are allocated over a larger number of units. Depreciation expense including leasing costs as a percentage of revenues was 35.6% in 1998, 24.5% in 1999 and 25.5% in 2000. Our results of operations are also affected by declines over time in the average selling prices for packages. In the past, we have been able in most instances to offset, at least in part, the effect of such declines on our gross profit margins by successfully developing and marketing new higher margin packages, such as advanced leadframe and array packages, and by taking advantage of economies of scale and higher productivity resulting from higher volumes. However, we cannot assure you that we will be successful at offsetting any such declines in the future.

     Our operating expenses consist principally of selling, general and administrative expenses which include payroll-related expenses for administrative staff, facilities-related expenses, management fees to our parent Singapore Technologies Pte Ltd, marketing expenses and provisions for bad debts on accounts receivable. Our operating expenses also include research and development expenditures which have been focused in two areas:

- the development of new test equipment, software and processes to enhance efficiency and reliability and to shorten test time of semiconductors; and

- the development of new, advanced packages to meet the customized needs of our existing customers.

     We are a part of the Singapore Technologies Group which provides us with certain direct and indirect benefits. We have benefited from our close working relationship with Chartered Semiconductor, which is also majority owned by Singapore Technologies Pte Ltd and one of our major customers. Singapore Technologies Pte Ltd and its affiliates have previously provided us with debt and equity financing. Also, Singapore Technologies Pte Ltd provides us with certain management services, including corporate secretarial, internal audit, training, executive resources and treasury services. We pay Singapore Technologies Pte Ltd an annual management fee for these services. Prior to December 1999, this fee was based on certain percentages of capital employed, sales, manpower and payroll. The new service agreement into which we entered in December 1999 is a formula and service based fee arrangement.

     Certain general and administrative expenses of STATS Inc., our subsidiary, are borne and recharged to us by Chartered Semiconductor Manufacturing, Inc., a United States incorporated affiliate of Singapore Technologies Pte Ltd. In 2000, as a result of substantial growth in our business, STATS Inc. expanded its in house capabilities and resources and replaced the administrative support services previously provided by Chartered Semiconductor Manufacturing, Inc. Hence, with effect from year 2000, Chartered Semiconductor Manufacturing, Inc. ceased to provide such administrative support services. The expenses billed for years 1998 and 1999 amounted to $0.7 million and $0.9 million respectively. Chartered Semiconductor Manufacturing, Inc. however, continues to bear and recharge STATS Inc. for office rent expense which amounted to $0.3 million in 1998, $0.4 million in 1999 and $0.6 million in 2000.

     We recognize stock-based compensation expense for options granted under the Share Option Plan in accordance with fixed plan accounting. Reported stock-based compensation expense represents the difference between the exercise price of employee share option grants and the fair value of our ordinary shares at the date of the grant, amortized over the vesting period of the applicable options. The fair market value of our ordinary shares prior to our initial public offering was computed based on calculating the fair market value of our total invested capital less interest-bearing debt, assuming the exercise of the outstanding options at each valuation date and adding the expected cash proceeds from the exercise of those options. The fair market value of our total invested capital was estimated using the income approach and the market approach, on a closely-held minority interest basis.

     We have been granted pioneer enterprise status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for "Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services" since January 1, 1996. During the pioneer enterprise status period, income from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with the conditions stated in the pioneer certificate. Income from any other sources is taxed at prevailing Singapore corporate tax rates. The pioneer enterprise status period ends on December 31, 2003.

     Until June 30, 1998, our functional currency was Singapore dollar. Effective July 1, 1998, we changed our functional currency to the United States dollar.

     Assets and liabilities denominated in other currencies are converted into the functional currency at the rates prevailing at the balance sheet date. Income and expenses in other currencies are converted into the functional currency at the rates of exchange at the transaction date.

     We experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency. Our currency gains and losses arise principally from the fluctuation of the U.S. dollar against the Singapore dollar and the Japanese yen from transactions denominated in these currencies.

     Towards the end of 2000, we experienced a sharp decrease in customers' demand. We believe that the decrease in customers' demand was the result of excessive inventory in the worldwide semiconductor industry and a decrease in demand for our customers' products and services by end users. Based on current visibility, we expect the weakness in customers' demand to continue into the first quarter of 2001 with expected revenues for the first quarter of 2001 to decline substantially from revenue of the fourth quarter of 2000. Despite the near term cautious outlook, we believe the longer-term prospects of our business are optimistic.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                                           YEAR ENDED DECEMBER 31
                                                             --------------------------------------------------
                                                              1998                     1999               2000
                                                             -----                    -----              -----
Net revenues                                                 100.0%                   100.0%             100.0%
Cost of revenues                                              70.0                     76.4               66.1
                                                             -----                    -----              -----
Gross profit                                                  23.6                     33.9               30.0
                                                             -----                    -----              -----
Operating expenses:
    Selling, general and administrative                       14.7                     14.1               12.3
    Research and development                                   3.1                      3.6                4.4
    Stock-based compensation                                   0.4                     12.6                0.1
    Other general expenses (income), net                      (0.5)                      --                 --
                                                             -----                    -----              -----
       Total operating expenses                               17.7                     30.3               16.8
                                                             -----                    -----              -----
Operating income (loss)                                        5.9                      3.6               13.2
Other income (expense):
    Interest income (expense), net                            (7.2)                    (2.8)               2.4
    Foreign currency exchange gain                             0.7                      0.7                0.6
    Other non-operating income, net                            1.9                      1.2                1.1
                                                             -----                    -----              -----
       Total other income (expense)                           (4.6)                    (0.9)               4.1
                                                             -----                    -----              -----
    Income before income taxes                                 1.3                      2.7               17.3
    Income tax expense                                        (0.3)                    (0.2)              (0.9)
                                                             -----                    -----              -----
    Net income                                                 1.0%                     2.5%              16.4%
                                                             -----                    -----              -----

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net revenues. Net revenues increased 64.7% from $201.1 million in 1999 to $331.3 million in 2000. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased 64.0% from $92.6 million in 1999 to $151.9 million in 2000. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting increased demand and expanded capacity. Revenues from assembly increased 65.3% from $108.5 million in 1999 to $179.4 million in 2000. This increase was primarily due to greater demand for leadframe and array packages.

     Cost of revenues and gross profit margin. Cost of revenues increased 74.5% from $132.9 million in 1999 to $231.9 million in 2000, primarily due to higher depreciation expense and leasing costs as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense increased from $46.7 million in 1999 to $66.4 million in 2000 and cost of leasing testers increased from $2.6 million in 1999 to $18.0 million in 2000. Gross profit margin decreased from 33.9% in 1999 to 30.0% in 2000. The decrease in gross profit margin was due principally to a higher proportion of array business in 2000 which has lower gross margin and also due to lower capacity utilization.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 43.5% from $28.4 million, or 14.1% of net revenues, in 1999 to $40.8 million, or 12.3% of net revenues, in 2000. The increase was due primarily to higher administrative headcount to support increased operating activities in 2000 which resulted in higher payroll and staff related expenses.

     Research and development expenses. Research and development expenses increased by 101.0% from $7.3 million, or 3.6% of net revenues, in 1999 to $14.6 million, or 4.4% of net revenues, in 2000. The increased expenses were for additional investments (employees, equipment and operating supplies) primarily in advanced packaging technologies in support of our strategy of offering complete backend turnkey services to our customers.

     Stock-based compensation expense. Stock-based compensation expense decreased by 98.4% from $25.3 million, or 12.6% of net revenues, in 1999 to $0.4 million, or 0.1% of net revenues, in 2000. The high charge in 1999 arose as a result of the termination of the Employees' Share Ownership Scheme.

     Net interest income (expense). Net interest income (expense) increased substantially from a net interest expense of $5.5 million in 1999 to a net interest income of $8.2 million in 2000. The increase was due to interest earned on cash proceeds from our initial public offering in February 2000, the uninvested proceeds of which were invested generally in marketable debt securities and fixed term-time deposits with financial institutions, and from the repayment of our loans of $67.5 million.

     Foreign currency exchange gain. Exchange gain of $1.4 million was recognized in 1999 and of $2.0 million in 2000. The exchange gain was due primarily to currency fluctuations of the U.S. dollar against Singapore dollar and Japanese yen.

     Other non operating income. Other non operating income increased by 48.2% from $2.4 million in 1999 to $3.5 million in 2000. The increased income was mainly due to sale of scrap materials, increase in government grants for the purchase of equipment, and training subsidies used for research and development activities. The higher income in year 2000, however, was partially reduced by $0.5 million rental income received in 1999 but ceased in 2000.

     Income tax expense. Income tax expense in 1999 was $0.5 million compared to $2.9 million in 2000. The higher tax expense was due to a substantial increase in interest income earned in 2000.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net revenues. Net revenues increased 76.5% from $113.9 million in 1998 to $201.1 million in 1999. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased 63.3% from $56.7 million in 1998 to $92.6 million in 1999. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting increased demand and expanded capacity. Revenues from assembly increased 89.7% from $57.2 million in 1998 to $108.5 million in 1999. This increase was primarily due to greater demand for leadframe packages and to a lesser extent the introduction of laminate packages in October 1998.

     Cost of revenues and gross profit margin. Cost of revenues increased 52.6% from $87.1 million in 1998 to $132.9 million in 1999, primarily due to higher depreciation expense and leasing costs as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense increased from $39.5 million in 1998 to $46.7 million in 1999 and cost of leasing testers increased from $1.0 million in 1998 to $2.6 million in 1999. Gross profit margin increased from 23.6% in 1998 to 33.9% in 1999. The increase in gross profit margin was attributable primarily to improved utilization of test and assembly equipment.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 69.0% from $16.8 million, or 14.7% of net revenues, in 1998 to $28.4 million, or 14.1% of net revenues, in 1999. The increase was mainly due to increase in manpower resources, particularly in the United States, including the addition of 12 employees in sales and marketing positions to Singapore Technologies Assembly and Test Services, Inc.

     Research and development expenses. Research and development expenses increased 108.6% from $3.5 million, or 3.1% of net revenues, in 1998 to $7.3 million, or 3.6% of net revenues, in 1999. The increase was attributable to higher hardware and software depreciation ($1.5 million), supplies ($2.3 million) and salaries and benefits ($3.5 million), in part relating to the establishment of the test development center in California.

     Stock-based compensation expense. Stock-based compensation expense increased by 6,225.0% from $0.4 million in 1998 to $25.3 million in 1999. The increase was primarily due to the effect of terminating the old employee share ownership scheme in 1999.

     Net interest expense. Net interest expense decreased from $8.2 million in 1998 to $5.5 million in 1999 as borrowings were reduced by $62.5 million from the proceeds of the issuance of new shares to Singapore Technologies Pte Ltd and EDBI in March 1998 and also the replacement of borrowings with a lower interest rate loan of S$90.0 million.

     Foreign currency exchange gain (loss). Exchange gain of $0.9 million was recognized in 1998 and gain of $1.4 million in 1999. The exchange gain was due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and Japanese yen.

     Other non-operating income. Other non-operating income increased from $2.1 million in 1998 to $2.4 million in 1999. The increased income was mainly due to receipt of government grants for the purchase of equipment, and training subsidies used for research and development activities and higher sale proceeds from sale of scrap materials in 1999. The higher income in year 1999, however, was partially offset by higher rental income in 1998.

     Income tax expense. Income tax expense remains about the same at $0.4 million in 1998 and $0.5 million in 1999. The current income tax expense for both periods is due to Singapore tax on rental and interest income and U.S. tax on income generated by STATS Inc. in the United States.

QUARTERLY RESULTS

     The following table sets forth our unaudited results of operations, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2000. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods. In addition, particularly in light of our recent growth, we believe that the period to period comparisons should not be relied upon as an indication of our future performance.



                                                                             QUARTER ENDED
                                             ------------------------------------------------------------------------------
                                             MAR-99    JUN-99    SEP-99     DEC-99    MAR-00     JUN-00    SEP-00    DEC-00
                                             ------    ------    ------     ------    ------     ------    ------    ------
                                                                      (IN THOUSANDS)
Net revenues                                 36,677    45,616    53,688     65,117    72,176     75,759    90,538    92,798
Cost of revenues                             28,435    30,455    34,692     39,307    45,054     50,412    63,202    73,276
                                             ------    ------    ------     ------    ------     ------    ------    ------
Gross profit                                  8,242    15,161    18,996     25,810    27,122     25,347    27,336    19,522
                                             ======    ======    ======     ======    ======     ======    ======    ======
Operating expenses:
    Selling, general and administrative       5,456     6,515     7,223      9,243     9,586      9,747    10,151    11,314
    Research and development                  1,230     1,536     2,359      2,158     2,618      4,276     4,078     3,664
    Stock-based compensation                    899       858     6,699     16,871       247         99        17        85
    Other general expenses (income), net         (2)        0        25         14        (6)      (227)       41       170
                                             ------    ------    ------     ------    ------     ------    ------    ------
       Total operating expenses               7,583     8,909    16,306     28,286    12,445     13,895    14,287    15,233
                                             ======    ======    ======     ======    ======     ======    ======    ======
Operating income (loss)                         659     6,252     2,690     (2,476)   14,677     11,452    13,049     4,289
Other income (expense):
    Interest income (expense), net           (1,398)   (1,458)   (1,262)    (1,416)      152      2,920     2,684     2,458
    Foreign currency exchange gain (loss)     2,157       222      (506)      (488)      860       (398)      606       950
    Other non-operating income, net             193       941       656        589       598      1,175       967       784
                                             ------    ------    ------     ------    ------     ------    ------    ------
       Total other income (expense)             952      (295)   (1,112)    (1,315)    1,610      3,697     4,257     4,192
                                             ======    ======    ======     ======    ======     ======    ======    ======
Income (loss) before income taxes             1,611     5,957     1,578     (3,791)   16,287     15,149    17,306     8,481
Income tax (expense) benefit                   (239)     (273)     (148)       160      (489)    (1,050)     (851)     (475)
                                             ------    ------    ------     ------    ------     ------    ------    ------
Net income (loss)                             1,372     5,684     1,430     (3,631)   15,798     14,099    16,455     8,006
                                             ======    ======    ======     ======    ======     ======    ======    ======



                                                                     AS A PERCENTAGE OF NET REVENUE
                                             ------------------------------------------------------------------------------
                                             MAR-99    JUN-99    SEP-99     DEC-99    MAR-00     JUN-00    SEP-00    DEC-00
                                             ------    ------    ------     ------    ------     ------    ------    ------
Net revenues                                  100.0%    100.0%    100.0%     100.0%    100.0%     100.0%    100.0%    100.0%
Cost of revenues                               77.5%     66.8%     64.6%      60.4%     62.4%      66.5%     69.8%     79.0%
                                             ------    ------    ------     ------    ------     ------    ------    ------
Gross profit                                   22.5%     33.2%     35.4%      39.6%     37.6%      33.5%     30.2%     21.0%
                                             ======    ======    ======     ======    ======     ======    ======    ======

Operating expenses:
    Selling, general and administrative        14.9%     14.3%     13.5%      14.2%     13.3%      12.9%     11.2%     12.2%
    Research and development                    3.4%      3.4%      4.4%       3.3%      3.6%       5.6%      4.5%      3.9%
    Stock-based compensation                    2.5       1.9%     12.5%      25.9%      0.3%       0.1%      0.0%      0.1%
    Other general expenses (income), net        0.0%      0.0%      0.0%       0.0%     (0.0)%     (0.3)%     0.0%      0.2%
                                             ------    ------    ------     ------    ------     ------    ------    ------
       Total operating expenses                20.8%     19.6%     30.4%      43.4%     17.2%      18.3%     15.7%     16.4%
                                             ======    ======    ======     ======    ======     ======    ======    ======
Operating income (loss)                         1.7%     13.6%      5.0%      (3.8)%    20.4%      15.2%     14.5%      4.6%
Other income (expense):
    Interest income (expense), net            (3.8)%     (3.2)%    (2.4)%     (2.2)%     0.2%       3.9%      3.0%      2.6%
    Foreign currency exchange gain (loss)       5.9%      0.5%     (0.9)%     (0.7)%     1.2%      (0.5)%     0.7%      1.0%
    Other non-operating income, net             0.5%      2.1%      1.2%       0.9%      0.8%       1.6%      1.1%      0.8%
                                             ------    ------    ------     ------    ------     ------    ------    ------
       Total other income (expense)             2.6%     (0.6)%    (2.1)%     (2.0)%     2.2%       5.0%      4.8%      4.4%
                                             ======    ======    ======     ======    ======     ======    ======    ======
Income (loss) before income taxes               4.3%     13.0%      2.9%      (5.8)%    22.6%      20.2%     19.3%      9.0%
Income tax (expense) benefit                   (0.6)%    (0.6)%    (0.3)%      0.2%     (0.7)%     (1.4)%    (0.9)%    (0.5)%
                                             ------    ------    ------     ------    ------     ------    ------    ------
Net income (loss)                               3.7%     12.4%      2.6%      (5.6)%    21.9%      18.8%     18.4%      8.5%
                                             ======    ======    ======     ======    ======     ======    ======    ======

     The worldwide semiconductor industry suffered from reduced demand for most of year 1998 due to excess inventories and market conditions began to improve only from the fourth quarter of 1998. In 1999, demand from our customers for our test and assembly services increased quarter-on-quarter gradually but steadily resulting in improved net revenues and net income for the year. The improved market conditions persisted and improved significantly in 2000 resulting in a remarkable year for us in terms of revenue growth, profitability and expansion of our production capacity. Notwithstanding the revenue growth, our customers continue to face significant price pressure from their customers and this in turn has resulted in continuous price pressure on us to lower prices for both test services and traditional leadframe packages. The lower average selling prices have given rise to gradual gross profit margin declines in each quarter from 1999 and through 2000. Further erosion of gross profit margin in the latter part of 2000 was largely attributable to higher proportion of array business which has lower gross margin and also to overall lower capacity utilization. Demand in the fourth quarter of 2000 has weakened significantly and the trend is expected to continue into 2001 due largely to increased inventories in the worldwide semiconductor industry. We expect that this will result in a decline in revenues and gross profit margin in the near-term.

     A significant component of our cost of revenues is depreciation expense, which is largely related to our test and assembly equipment. We begin depreciating our equipment when it is ready for its intended use. Often, there is a gap between when our equipment is ready for use and when it achieves high levels of utilization. As a result, new equipment which are ready for use can cause our gross profit margins to vary significantly from quarter to quarter.

     Selling, general and administrative expenses increased quarter-on-quarter consistently from March 1999 to December 2000. The increase was due primarily to higher administrative headcount to support increasing operating activities quarter-on-quarter in line with our growth in net revenues. As a percentage of net revenue, however, selling, general and administrative expenses decreased consistently from 14.9% in March 1999 to 12.2% in December 2000. Research and development expenses were generally between 3.3% and 5.6% of net revenues from the first quarter of 1999 to the fourth quarter of 2000 and were expended primarily to support the development of our BGA package technology and our strategy of offering complete backend turnkey services to our customers.

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

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

     As of December 31, 2000, we have $141.7 million in cash and cash equivalents; $10.0 million in fixed deposit placed with a related party and a $20.0 million unutilized banking and credit facilities consisting of short-term advances and bank guarantees.

     Net cash provided by operating activities was $73.2 million in 1999 and $130.1 million in 2000. For both 1999 and 2000, the cash generated was primarily attributable to operating income before the effects of depreciation and amortization ($79.0 million in 1999; $126.8 million in 2000).

     Net cash used in investing activities totalled $82.3 million in 1999 and $326.1 million in 2000. The net cash used in investing activities consisted mainly of amounts paid for property, plant and equipment of $84.3 million in 1999 and $299.6 million in 2000, purchase of marketable securities of $21.9 million in 2000 only and placement of surplus funds in medium term time deposits of $10.0 million in 2000 only. The total investment was reduced by cash proceeds from sale of equipment of $2.0 million in 1999 and $5.4 million in 2000. The capital expenditure consisted mainly of acquisition of test and assembly equipment and peripherals and equipment upgrades to meet the increased demand for test and assembly services. We have budgeted capital expenditure in 2001 of $100 million in light of our anticipation of the softening of the market for test and assembly services. We expect to incur capital expenditure primarily for the acquisition of test and assembly equipment and equipment upgrades. In addition, from time to time, we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future business. Some of these acquisitions or investments could be material. However, we have no specific agreements or understandings with respect to any material acquisition or investment at this time.

     Net cash provided by financing activities was $13.0 million in 1999 and $321.7 million in 2000. In 1999, our net cash provided by financing activities was primarily due to borrowings of $10.0 million under a short-term loan entered into in December 1999 and proceeds of $3.1 million from the issuance of new shares and from the full payment on previously partly-paid shares. In 2000, the net cash generated from financing activities consisted mainly of proceeds from our initial public offering in February 2000 and issuance of shares from the exercise of share options of $389.2 million reduced by the repayment of loans totaling $67.5 million.

CAPITAL RESOURCES

     As of December 31, 2000, we had borrowings totaling $44.4 million comprising of the balance outstanding on a loan from the Economic Development Board (EDB), a related party. The long term loan agreement was entered into with EDB on June 5, 1998 for a sum of S$90.0 million ($54.3 million). The loan is denominated in Singapore dollars and bears interest at 1% over the prevailing rate per annum declared by the Central Provident Fund Board, a statutory board of the Singapore Government. The prevailing rate at December 31, 1999 and 2000 was 2.5%. Interest is payable semi-annually commencing September 1, 1998. Principal is payable in seven semi-annual, equal installments which commenced September 1, 2000. This loan matures on September 1, 2003 and is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of our company, in each case without prior lender consent.

     We completed our initial public offering in February 2000. Our net proceeds from the initial public offering were approximately $387.0 million, of which $67.5 million had been used to repay loans amounting to $25.0 million from ST Treasury Services Ltd, a related party, and $35.0 million from Den Danske Bank and $7.5 million had been used toward settlement of the first instalment due on the EDB loan described above.

     In 1997, we obtained a grant of S$23.2 million for the funding of certain research and development projects from the Economic Development Board under its Research Incentive Scheme for Companies. The grant is being disbursed to us over a maximum of five years ending December 31, 2001, in the form of reimbursement of a specified percentage of amounts actually spent by us on manpower, research and development equipment, materials, training and technology licensing fees. The grant does not require repayment. Recognition of this grant income is included in the "Consolidated Statement of Operations and Comprehensive Income/(Loss)" filed as part of this Annual Report in "Item 18 -- Financial Statements". The grant is disbursed based on the amount of expenditures incurred. There are no conditions attached to the grant other than completing the project to which the grant relates and the certification of the costs incurred.

     We have an existing agreement with Citibank, N.A. for a working capital facility of $20.0 million. Interest on borrowings under this facility are charged at the bank's prevailing rate. The facility was not utilized as of December 31, 2000. We believe that our cash on hand, existing credit facilities and credit terms with our equipment vendors will be sufficient to meet our present requirements.

SPECIAL TAX STATUS

     We have been granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for "Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services" from January 1, 1996 to December 31, 2003.

     During the period for which our pioneer status is effective, income from our pioneer trade (test and assembly services including wafer probing) is exempt from Singapore income tax. The income from tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends and holders of ordinary shares are not subject to Singapore income tax on such dividends. Losses accumulated during the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Profits arising during the pioneer status period maybe offset against any accumulated pioneer loss carried forward balance. Without this exemption from income tax, our profits would be subject to income tax at the applicable corporate income tax rate which was 26% for income earned through 1999 and which is 25.5% for income earned in 2000 and 24.5% in 2001. The pioneer status exemption does not apply to interest income earned during the pioneer status period and such interest income is subject to tax at the applicable corporate income tax rate.

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

RESEARCH AND DEVELOPMENT

     See "Item 4. Information on our Company -- B. Business Overview -- Research & Development".


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The adoption of SFAS 133 by us on January 1, 2001, does not have a material effect on our financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth, the name, age and position of each director and senior management:

NAME                                         AGE             POSITION
----                                         ---             --------
BOARD OF DIRECTORS
Tan Bock Seng                                57              Chairman of the Board of Directors & Chief Executive Officer
Lim Ming Seong(1)(2)                         53              Deputy Chairman of the Board of Directors
Steven Hugh Hamblin(3)                       52              Director
Koh Beng Seng(4)                             50              Director
Liow Voon Kheong                             49              Director
Premod Paul Thomas(3)                        43              Director
Charles Richard Wofford(2)(5)                67              Director
Teng Cheong Kwee(5)(7)                       47              Director
Gan Chee Yen(6)                              41              Alternate Director to Mr. Premod Paul Thomas
Lai Yeow Hin(6)                              36              Alternate Director to Mr. Liow Voon Kheong

SENIOR MANAGEMENT
Tan Lay Koon                                 42              Chief Financial Officer
Han Byung Joon                               41              Chief Technology Officer
June Chia Lihan                              47              Executive Vice President
Chan Kok Yong                                48              Executive Vice President
John McCarvel                                44              President, ST Assembly Test Services, Inc.

------------

(1)  Chairman of the Budget Committee.
(2)  Member of the Executive Resource & Compensation Committee.
(3)  Member of the Budget Committee.
(4)  Chairman of the Audit Committee.
(5)  Member of the Audit Committee.
(6) Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time.
(7) Appointed on January 1, 2001 to replace Mr. Sum Soon Lim who resigned effective January 1, 2001.

     The Board of Directors held four meetings in 2000. The average attendance by Directors at Board meetings they were scheduled to attend was over 94%.

     None of our Directors, Senior Management or substantial shareholders is related to each other.

TAN BOCK SENG

     Tan Bock Seng has served as a Director since January 1995 and has been our Chairman and Chief Executive Officer since May 1998. He was a member of our Audit Committee from April 1999 to June 2000. Mr. Tan has 32 years of experience in the semiconductor industry and has held key positions in several multinational corporations, including Fairchild Singapore Pte Ltd and Texas Instruments Singapore Pte Ltd. He was President of Chartered Semiconductor Manufacturing Ltd from 1993 to 1998 and Managing Director of National Semiconductor,

Singapore, from 1988 to 1993. Mr. Tan received his Bachelor of Science in Mathematics from the University of Singapore.

LIM MING SEONG

     Lim Ming Seong became our Deputy Chairman in June 1998 and was appointed Chairman of the Budget Committee in April 1999. He is a member of the Executive Resource & Compensation Committee. Mr. Lim is the Group Director of Singapore Technologies Pte Ltd, Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd and Chairman of CSE Systems & Engineering Ltd. After joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies Group. Prior to joining Singapore Technologies Pte Ltd, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

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

KOH BENG SENG

     Koh Beng Seng was appointed to our Board of Directors in February 1999 and became a member of the Audit Committee in April 1999. He was appointed Chairman of the Audit Committee in January 2001. He is currently Deputy President, United Overseas Bank Ltd and an advisor to the International Monetary Fund. He is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Mr. Koh is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

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

PREMOD PAUL THOMAS

     Premod Paul Thomas was appointed to our Board of Directors in March 1998 and became a member of the Budget Committee in April 1999. Mr. Thomas is Director (Finance) of Singapore Technologies Pte Ltd and is an Alternate Director on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Before joining Singapore Technologies Pte Ltd in February 1998, he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his Bachelor of Commerce (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has an MBA from the Indian Institute of Management, Ahmedabad.

CHARLES RICHARD WOFFORD

     Charles Richard Wofford was appointed to our Board of Directors in February 1998 and became a member of the Audit Committee and the Executive Resource & Compensation Committee in April and August 1999, respectively. Mr. Wofford is presently the Vice-Chairman of FSI International. Mr. Wofford was with Texas Instruments for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.

TENG CHEONG KWEE

     Teng Cheong Kwee was appointed to our Board of Directors and as a member of our Audit Committee in January 2001. Prior to this appointment, he was the Head of Risk Management & Regulatory Division of the Singapore Exchange Ltd. Mr. Teng has more than 20 years of experience in the finance industry. He is a member of the Committee of Corporate Governance, a private sector led committee established by the Singapore Government to study and recommend measures to raise the standard of corporate governance in Singapore. Mr. Teng received his Bachelor of Engineering (Industrial), 1st Class Honours and Bachelor of Commerce from the University of Newcastle, Australia.

GAN CHEE YEN

     Gan Chee Yen was appointed Alternate Director to Premod Paul Thomas in July 1999. Mr. Gan has been in the finance accounting field for more than 16 years and is currently the Group Financial Controller of Singapore Technologies Pte Ltd. He was the Senior Manager of Singapore Technologies Marine Ltd before joining Singapore Technologies Pte Ltd in September 1996 as the Group Financial Controller. Mr. Gan received his Bachelor of Accountancy from the National University of Singapore.

LAI YEOW HIN

     Lai Yeow Hin was appointed Alternate Director to Liow Voon Kheong in October 1997. Mr. Lai started his career with the Singapore Economic Development Board in the electronics industry in 1990. He is presently holding concurrent positions as Chief Information Officer and Deputy Director, Electronics (Industry Development Division), Economic Development Board. From December 1992 to January 1996, Mr. Lai was the Director of the Economic Development Board's office in Los Angeles. He was a Founding Director of the Singapore American Business Association of Southern California from 1994 to 1996. Currently, Mr Lai is a member of the management board of the Centre for Wireless Communications at the National University of Singapore and a member of the management board of the Centre for Signal Processing at the Nanyang Technological University. Mr. Lai received his Master of Science (Electrical Engineering) from the University of Illinois (Urbana-Champaign).

TAN LAY KOON

     Tan Lay Koon joined our Company in May 2000 as the Chief Financial Officer. Prior to joining our company, Mr. Tan was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited, and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan scholar. He also has a Master of Business Administration (Distinction) degree from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.

HAN BYUNG JOON

     Han Byung Joon joined our Company as the Chief Technology Officer in December 1999. Prior to joining our company, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. Dr. Han is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Colombia University in 1988.

JUNE CHIA LIHAN

     June Chia Lihan joined our Company in 1994 and became our Executive Vice President, Worldwide Sales & Marketing in April 1998. She is currently our Executive Vice President, Information

Technology/Planning/Industrial Engineering/Purchasing. From 1991 to 1994, Ms. Chia was with Nortel Australia and served as its Director of Manufacturing Operations from early 1993 to July 1994. Prior to joining Nortel, Ms. Chia worked in numerous assignments in Planning, Industrial Engineering and Purchasing in National Semiconductor, Fairchild and Texas Instruments. Ms. Chia received her Bachelor of Engineering (First Class Honors) from the University of Singapore and her Master of Business Administration from the National University of Singapore.

JOHN MCCARVEL

     John McCarvel joined our Company in January 1999 and became President of ST Assembly Test Services, Inc. in July 1999. From 1996 to 1998, Mr. McCarvel served as Vice President of Strategic Business Development at Micron Custom Manufacturing Services, Inc. He was with Dovatron International from 1990 to 1996, in various key positions including President of Western Operations (USA); Vice President of Worldwide Sales (based in France); and Vice President of Pacific Rim Operations (based in Singapore). From 1985 to 1990, he served as Corporate Controller (San Jose) and Director of Operations (based in Singapore) for Adaptec. Mr. McCarvel received his Bachelor of Science from Carroll College in 1985 and his MBA from the University of California in 1990.


CHAN KOK YONG

     Chan Kok Yong joined our Company in February 2001 as the Executive Vice President, Operations. Prior to joining our company, he was with Unitrode Electronics, a semiconductor test and assembly subsidiary of Texas Instruments where he was Managing Director. As the Managing Director, Mr. Chan had overall responsibility for the Asian operations. Before joining Unitrode Electronics, he spent nine years with Fairchild Singapore in various operational capacities including the Operations Manager of Fairchild Logic Division. Mr. Chan graduated with a Bachelor of Engineering with honors from the University of Singapore in 1977. He also has a Master of Business Administration from the National University of Singapore.

B.   COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     In 2000, the aggregate amount of compensation and bonus paid by our company to all our directors and senior management was approximately $2.9 million broken down as follows:

                                                                           EXECUTIVE       NON-EXECUTIVE
                                                                           DIRECTORS         DIRECTORS         TOTAL
                                                                           ---------       -------------     ---------
Tan Bock Seng                                                              $882,820                          $  882,820
Lim Ming Seong                                                                                40,420             40,420
Steven Hugh Hamblin                                                                           43,750             43,750
Koh Beng Seng                                                                                 25,090             25,090
Premod Paul Thomas                                                                            23,750             23,750
Charles Richard Wofford                                                                       45,840             45,840
Liow Voon Kheong                                                                               5,762              5,762
Sum Soon Lim(1)                                                                               66,072             66,072
June Chia Lihan(2)                                                          268,376                             268,376
Lee Joon Chung(3)                                                           438,028                             438,028
Senior Management (excluding Executive Directors) as a Group                                                  1,012,752
                                                                           --------           ------         ----------
                                                                                                             $2,852,660
                                                                           ========           ======         ==========

------------

(1)  Resigned as a Director on January 1, 2001.
(2)  Resigned as an Alternate Director on December 6, 2000.
(3)  Resigned as a Director and as Executive VP-Operations on December 6, 2000.

     Our company does not have any pension, retirement or other similar post-retirement benefits. We have provided to our directors and officers customary director or officer insurance, as appropriate.

     Non-executive directors receive annual directors' fees except that directors' fees for those employed by Singapore Technologies Pte Ltd are paid to Singapore Technologies Pte Ltd and for those employed by EDB Investments Pte Ltd ("EDBI") are paid to EDBI. Those who are not employed by Singapore Technologies Pte Ltd or EDBI also receive compensation for attending meetings of the Board of Directors. Directors are reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees. They may also receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any compensation for serving or attending meetings of the Board. In 2000, Mr. Tan Bock Seng and Mr. Lee Joon Chung (who resigned on 6 December 2000), who were executive directors of our company, did not receive directors' fees.

     As at December 31, 2000, we have 10 directors (including 2 alternate directors) on the Board. In Singapore it is customary that directors are paid a fee for their contributions to the company. For the financial year ended December 31, 1999, we paid directors' fees totaling S$510,000. We are seeking approval at our annual general meeting in 2001 for the payment of directors' fees of US$233,000 (approximately S$409,000) for the financial year ended December 31, 2000 for their contributions to our company.

     Directors' fees for the financial year ended December 31, 2000 represent a decrease of 19.8% over directors' fees for the financial year ended December 31, 1999. Directors' fees in 1999 were higher owing to the convening of more meetings of the Board in connection with our initial public offering and quotation of our ADSs and listing of our ordinary shares on the Nasdaq National Market and the Singapore Exchange Securities Trading Limited, respectively.

C.   BOARD PRACTICES WITH RESPECT TO DIRECTORS AND OFFICERS' TERM OF SERVICE

BOARD OF DIRECTORS

     Our Articles of Association set the minimum number of directors at two. We currently have eight directors and two alternate directors. A portion of our directors are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our Chief Executive Officer and President will not be required to stand for re-election as a director while he or she is in office. As Singapore Technologies Pte Ltd and its affiliates own 72.1% of our outstanding ordinary shares, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.

     Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. Under Singapore law, the alternate director is not merely an agent of the director but is accountable to the company for his or her actions as director during the period for which he or she acts as alternate director See "-- Compensation" for details on the directors' service contracts with us.

COMMITTEES OF THE BOARD OF DIRECTORS

     (i) Audit Committee

     The Audit Committee of our Board of Directors currently consists of 3 members of which a majority may not be executive directors of our company. The Audit Committee members are Koh Beng Seng (Chairman), Charles Richard Wofford and Teng Cheong Kwee. The Audit Committee reviews the scope and results of the audits provided by our internal and independent auditors; reviews and evaluates our administrative, operating and internal accounting controls; reviews material related party transactions; and reviews the integrity of the financial information presented to our shareholders.

     The Audit Committee held four meetings in 2000.

     (ii) Executive Resource & Compensation Committee

     The Executive Resource & Compensation Committee currently consists of Ms. Ho Ching (Chairman), Lim Ming Seong and Charles Richard Wofford. Ms. Ho Ching is neither a director nor a member of senior management of our company. She is the President & Chief Executive Officer of Singapore Technologies Pte Ltd and was nominated by Singapore Technologies Pte Ltd and co-opted to the committee. She serves on the boards of some companies within the Singapore Technologies Group. Our Articles of Association allow non-board members to serve on board committees, other than the Audit Committee which must comprise only board members under Singapore law.

     The Executive Resource & Compensation Committee oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies that attract, motivate and retain talented executives to meet our current and future growth plans. Specifically, the Executive Resource & Compensation Committee establishes compensation policies and incentive programs for key executives; approves salary reviews, bonuses and incentives for key executives; approves share incentives, including share options and share ownership for executives; approves key appointments and reviews succession plans for key positions; and oversees the development of key executives and younger talented executives.

     The Executive Resource & Compensation Committee held three meetings in
2000.

     (iii) Budget Committee

     The Budget Committee currently consists of Lim Ming Seong (Chairman), Premod Paul Thomas and Steven Hugh Hamblin. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.

     The Budget Committee held four meetings in 2000.

D.   EMPLOYEES

     We had 2,693 full time employees as at December 31, 2000. Our employees are not members of any labor union or organization in Singapore or any other country in which we operate. Our employees are equity owners of our company and we believe in providing opportunities for our employees to build careers with us. To that end we have in place extensive training and development programs for our employees. We believe that we have a good relationship with our employees.

     The following table sets forth the total number of employees as of December 31, 2000, broken down by functional responsibility and by geographical locations.

                                                NO. OF EMPLOYEES AS AT DECEMBER 31, 2000
                           ---------------------------------------------------------------------------------
                                              RESEARCH &          SALES &         OPERATING
                           OPERATIONS        DEVELOPMENT         MARKETING         SUPPORT             TOTAL
                           ----------        -----------         ---------        ---------            -----
Singapore                     1982               107                 17              507               2613
USA                                               14                 46               12                 72
Others                                                                8                                   8
                              ----               ---                 --              ---               ----
TOTAL                         1982               121                 71              519               2693
                              ====               ===                 ==              ===               ====


E.   SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

     The following table provides certain information with respect to beneficial ownership of our ordinary shares, including ordinary shares held directly or in the form of American Depositary Shares and share options granted as of February 28, 2001, based on an aggregate of 988,276,050 ordinary shares outstanding as of such date by our directors and senior management.

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


                                                                               ORDINARY SHARES(1)
                                                                                BENEFICIALLY OWNED
                                                                            -----------------------
DIRECTORS                                                                     NUMBER        PERCENT
---------                                                                   ----------      -------
Tan Bock Seng                                                                9,000,000         *
Steven Hugh Hamblin                                                             88,000         *
Koh Beng Seng                                                                   83,000         *
Premod Paul Thomas                                                             106,000         *
Charles Richard Wofford                                                        109,000         *
Gan Chee Yen                                                                    45,000         *
All directors and senior management(2) as a group (10 persons)              13,316,000       1.35%

------------

  *  Beneficial ownership of less than 1% of our outstanding ordinary shares.
(1) All our ordinary shares have identical rights in all respects and rank equally with one another.
(2)  Each of our senior management owns less than 1% of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

     The following table contains information pertaining to share options held by directors as of February 28, 2001:

                               NUMBER OF ORDINARY SHARES
                                ISSUABLE ON EXERCISE OF              PER SHARE EXERCISE PRICE                EXERCISABLE
                                         OPTION                                  S$                             PERIOD
                               -------------------------             ------------------------          ------------------------
Tan Bock Seng                         1,600,000                                 3.554                  11/22/2000 to 11/22/2009
                                      1,000,000                                  6.93                  04/20/2001 to 04/20/2010

Steven Hugh Hamblin                      10,000                                  0.25                  02/09/2000 to 12/10/2004
                                         20,000                                  0.25                  02/09/2000 to 06/12/2004
                                         30,000                                 3.554                  02/09/2000 to 11/22/2004
                                         40,000                                  6.93                  04/20/2001 to 04/20/2005

Koh Beng Seng                            10,000                                  0.25                  02/09/2000 to 12/10/2004
                                         50,000                                 3.554                  02/09/2000 to 11/22/2004
                                         40,000                                  6.93                  04/20/2001 to 04/20/2005

Premod Paul Thomas                       12,500                                  0.42                  12/10/2000 to 12/10/2009
                                          7,500                                  0.25                  12/10/2000 to 12/10/2009
                                         16,000                                 3.554                  11/22/2000 to 11/22/2009
                                         40,000                                  6.93                  04/20/2001 to 04/20/2010

Charles Richard Wofford                  25,000                                  0.42                  02/09/2000 to 12/10/2004
                                         20,000                                  0.25                  02/09/2000 to 06/12/2004
                                         20,000                                 3.554                  02/09/2000 to 11/22/2004
                                         40,000                                  6.93                  04/20/2001 to 04/20/2005

Gan Chee Yen                             20,000                                 3.554                  02/09/2000 to 11/22/2009
                                         40,000                                  6.93                  04/20/2001 to 04/20/2010


EMPLOYEE'S SHARE OWNERSHIP SCHEME

     We had an Employees' Share Ownership Scheme for employees and directors of our company and our subsidiary and the related companies within the Singapore Technologies Group which was terminated prior to the initial public offering of our shares on the Nasdaq National Market and Singapore Exchange.

SHARE OPTION PLAN

     Effective as of May 28, 1999, our company adopted the ST Assembly Test Services Ltd Share Option Plan 1999 or the Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company. Options granted under the Share Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

     The aggregate number of shares that may be issued under the Share Option Plan and under all of our other share incentive and options schemes or agreements may not exceed 150 million shares (subject to anti-dilution adjustment pursuant to the Share Option Plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the Share Option Plan and all other share incentive and option schemes approved by our Board of Directors.

     The Share Option Plan is administered by the Executive Resource & Compensation Committee. Our employees, outside directors and consultants are eligible to receive grants of option except for (i) employees of our affiliates and our outside directors and consultants are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of our affiliates who are residents of the United States who are not eligible for the grant of options.

     An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares or of the shares of our parent or subsidiary is not eligible for the grant of options unless the exercise price of the option is at least 110% of the fair market value of a share on the date of grant and in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

     The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. The exercise price of a non statutory option shall not be less than 85% of the fair market value of a share on the date of grant. In no event will the exercise price for a share be below the par value of that share.

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

     The Executive Resource & Compensation Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. No modification of an option shall, without the consent of the optionee, impair the optionee's rights or increase the optionee's obligations under such option. Options are generally not transferable under the Share Option Plan.

     In the event of certain changes in our capitalization, the Executive Resource & Compensation Committee will make appropriate adjustments in one or more of the number of shares available for future grants under the Share Option Plan, the number of shares covered by each outstanding option or the exercise price of each outstanding option. If we are a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation.

     The Share Option Plan will terminate automatically on May 28, 2009. The Executive Resource & Compensation Committee may amend, suspend or terminate the Share Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the Share Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive stock options, will be subject to the approval of our shareholders.

     As of February 28, 2001, options to purchase an aggregate of 31,817,120 Ordinary Shares were accepted and outstanding out of which 10,341,000 were held by all non-executive directors and senior management as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from June 2004 to October 2010.

     We expect to grant to our directors, officers and employees further options under the Share Option Plan in 2001. The exercise price of such options will be the fair market value of ordinary shares at the time of the grant.

     Total compensation cost is measured based on the difference between the fair value of the shares and the price at which the shares are offered under the plan at the time the shares are granted. Compensation expense is provided generally over the vesting period on a systematic basis. See "Note 21. Share Options and Incentive Plans" of "Notes to the Consolidated Financial Statements" filed as part of this Annual Report in "Item 18 -- Financial Statements".


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     As of February 28, 2001, Singapore Technologies Pte Ltd beneficially owns approximately 72.1% of our ordinary shares. Singapore Technologies Pte Ltd is wholly-owned by Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held. As a result, Singapore Technologies Pte Ltd is able to exercise direct or indirect control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Matters that typically require shareholder approval include, among other things:

-    the election of directors;

-    our merger or consolidation with any other entity;

-    any sale of all or substantially all of our assets; and

-    the timing and payment of dividends.


     The following table sets forth certain information regarding the ownership of our ordinary shares as of February 28, 2001 (i) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares and
(ii) by all directors and senior management as a group. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.


                                                        NUMBER OF SHARES                              PERCENTAGE
NAME OF BENEFICIAL OWNER                               BENEFICIALLY OWNED                          BENEFICIALLY OWNED
------------------------                               ------------------                          ------------------
Singapore Technologies Pte Ltd(1)                          511,532,398                                   51.76%
Singapore Technologies Semiconductors Pte Ltd(1)           200,695,652                                   20.31%
EDB Investments Pte Ltd(2)                                  48,021,950                                    4.86%
All directors and senior management as a group(3)           13,316,000                                    1.35%

------------

(1) Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held, owns 78.6% of Singapore Technologies Pte Ltd and owns 100% of Singapore Technologies Holdings Pte Ltd which owns the remaining 21.4% of Singapore Technologies Pte Ltd which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd. Temasek Holdings (Private) Limited may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd.
(2) EDB Investments Pte Ltd is a wholly owned investment holding arm of the Economic Development Board, a Singapore government agency.
(3) In addition, all directors and senior management as a group own 10,341,000 options under the Share Option Plan.

     All our ordinary shares have identical rights in all respects and rank equally with one another.

     Our ordinary shares have been traded on the Singapore Exchange Securities Trading Limited or SGX-ST since January 31, 2000 and our ADSs have been traded on the Nasdaq National Market or Nasdaq since January 28, 2000.

     As of February 28, 2001, there were approximately 30,449 shareholders on record of the ordinary shares, of which 29,810 holders were registered in Singapore and 24 were registered in the United States, and 4 registered ADR holders on record of the ADRs, all of which were registered in the United States. Because many of our ordinary shares and ADRs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADRs is substantially higher. On February 28, 2001, the closing price of our ordinary shares on the SGX-ST was S$2.07 per ordinary share and on Nasdaq was $11 15/32 per ADS.

B.   RELATED PARTY TRANSACTIONS

     We engage in transactions with companies in the Singapore Technologies Group in the normal course of its business. Such transactions are generally entered into on normal commercial terms. We have entered into a turnkey contract with Chartered Semiconductor for its wafer, sort assembly and test services in March 2000. This agreement governs the conduct of business between the parties, relating, among other things, to the sort, assembly and test services which were previously solely governed by purchase orders executed by Chartered Semiconductor. The agreement does not contain any firm commitment for Chartered Semiconductor to purchase or for us to supply services covered thereunder. The agreement is for a period of three years and will be automatically renewed thereafter unless certain events occur.

     In the year ended December 31, 2000, we paid a management fee of $1.7 million to Singapore Technologies Pte Ltd for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered in December 1999.

     All new material related party transactions among us and our officers, directors, principal shareholders and their affiliates require approval of a majority of the board of directors and must be on such terms the directors believe are no less favorable to our company than could be obtained from unaffiliated parties. In addition, since our initial public offering, all material related party transactions must be separately approved by the Audit Committee of our Board of Directors.

C.   INTEREST OF EXPERTS AND COUNSEL

     Not applicable


ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Please see Item 18 for a list of the financial statements filed as part of this Annual Report.

DIVIDEND POLICY

     We have never declared or paid any cash dividends on our ordinary shares. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan agreement may restrict the payment of dividends without the consent of the lender.

LEGAL PROCEEDINGS

     On February 20, 2001, a lawsuit was filed by Amkor Technology, Inc. against us and our subsidiary, ST Assembly Test Services, Inc., alleging patent infringement in respect of certain integrated circuit packages.

B.   SIGNIFICANT CHANGES

     There has been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and require disclosure in this Annual Report and for which disclosure was not made in this Annual Report.

ITEM 9. THE OFFER AND LISTING

PRICE RANGE OF OUR ORDINARY SHARES AND ADSS

     The historical "high" and "low" prices of stock over the past year and the six monthly periods from September 2000 to February 2001 are as shown below.

                                                      PRICE PER ORDINARY SHARE ON THE           PRICE PER ADS ON
                                                                    SGX                              NASDAQ
                                                                  (IN S$)                           (IN US$)
                                                      -------------------------------       ------------------------
                                                         HIGH                  LOW           HIGH              LOW
                                                         -----                ----          -------         --------
Annual for 2000                                          10.60                2.28          60-1/16           13 1/4
Quarterly highs and lows:
-- quarter ending March 31, 2000                         10.60                6.20          60-1/16          21-0/00
-- quarter ending June 30, 2000                           8.30                4.44           45 3/4          23-9/16
-- quarter ending September 30, 2000                      4.68                3.26           26 1/2           18-1/8
-- quarter ending December 31, 2000                       3.44                2.28           20-1/8           13 1/4

Monthly highs and lows:
September 2000                                            3.98                3.42           22-5/8           19-1/8
October 2000                                              3.34                2.75           18 1/4           15-3/8
November 2000                                             3.34                2.76           20-1/8           15 1/2
December 2000                                             2.95                2.28          17-1/16           13 1/4
January 2001                                              2.79                2.09          16-0/00           12-1/8
February 2001                                             2.67                2.07          15-9/16         11-15/32

EXCHANGE RATES

     Fluctuations in the exchange rate between the Singapore dollar and the U.S. dollar will affect the U.S. dollar equivalent of the Singapore dollar price of the ordinary shares on the Singapore Exchange Securities Trading Limited and, as a result, are expected to affect the market price of ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Singapore dollars on the ordinary shares represented by ADSs or any other distribution received by the depositary in connection with the payment of dividends on the ordinary shares. Currently, there are no restrictions in Singapore on the conversion of Singapore dollars into U.S. dollars and vice versa.

     The following table sets forth, for the fiscal years indicated, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average of the noon buying rate in the city of New York on the last business day of each month during the period for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York. The table illustrates how many Singapore dollars it would take to buy one U.S. dollar. These transactions should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated below, or at all.

                                                                           SINGAPORE DOLLARS PER US$1.00
                                                                                  NOON BUYING RATE
                                                             ---------------------------------------------------------
                                                             AVERAGE(1)           LOW           HIGH        PERIOD END
                                                             ----------          ----          -----        ----------
Year Ended December 31,
1996                                                               1.41          1.40           1.43           1.40
1997                                                               1.49          1.40           1.71           1.61
1998                                                               1.67          1.58           1.80           1.65
1999                                                               1.70          1.66           1.74           1.67
2000                                                               1.72          1.65           1.76           1.73

                                                                                  LOW           HIGH        PERIOD END
                                                                                 ----           ----        ----------
Month
September 2000                                                                   1.71           1.75           1.74
October 2000                                                                     1.74           1.76           1.76
November 2000                                                                    1.73           1.76           1.75
December 2000                                                                    1.73           1.75           1.73
January 2001                                                                     1.73           1.75           1.74
February 2001                                                                    1.74           1.75           1.75

------------

(1) The average of the daily Noon Buying Rates on the last business day of each month during the year.


ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     We are a company limited by shares organized under the laws of the Republic of Singapore. The company registration number with the Registry of Companies and Businesses in Singapore is 199407932D.

OBJECTS

     We were established mainly to manufacture, assemble, test and provide services relating to electrical and electronic components. We also carry out research and development work in relation to the electrical and electronic industry.

     A detailed list of all the other objects and purposes can be found in
Article 3 of our Memorandum of Association which was filed as an Exhibit to our registration statement on Form F-1 (Registration Number: 333-93661) in connection with our initial public offering in 2000 and is available for examination at our principal and registered office at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore.

BOARD OF DIRECTORS

     Our Articles of Association state that a director must declare at a meeting of the Board of Directors if there are matters which may conflict with his duties or interests as a director. He is not allowed to vote in respect of any contract or arrangement or other proposal whatsoever in which he has any interest, directly or indirectly and shall not be counted in the quorum in relation to any resolution which he is not entitled to vote. If an independent quorum is not achieved, the remaining directors may convene a general meeting, but not do so for any other purpose.

     Our directors may exercise all the borrowing powers of our company to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

     No shares are required to be held by a director for director's qualification.

     Under Singapore law, no person of or over the age of 70 years shall be appointed to act as a director unless the shareholders at a general meeting vote by at least three-fourths majority in favor of his appointment to hold office until the next annual general meeting of the company.

     Our Articles of Association set the minimum number of directors at two. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to at least one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our Chief Executive Officer and President will not be subject to retirement by rotation as described above while he or she is in office.

     Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. There are currently two alternate directors. Under Singapore law, the alternate director is not merely an agent of the director but is accountable to the company for his or her actions as director during the period for which he or she acts as alternate director.

ORDINARY SHARES

     Our authorized capital is S$300,000,000 consisting of 1,200,000,000 ordinary shares of par value S$0.25 each. We have only one class of shares, namely, the ordinary shares, which have identical rights in all respects and rank equally with one another. Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may determine and may issue preference shares which are, at the option of the company, redeemable, subject to certain limitations. Our directors may issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium will, subject to certain exceptions, be transferred to a share premium account. All of our ordinary shares are in registered form. All issued ordinary shares are entitled to voting rights. We may, subject to and in accordance with the Companies Act, Chapter 50 of Singapore (the "Companies Act"), purchase our own ordinary shares. We may not, except as provided in the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our ordinary shares.

NEW ORDINARY SHARES

     New ordinary shares may only be issued with the prior approval of the shareholders in a general meeting of the shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required to be held, whichever is earlier. Our shareholders have given the general authority to issue any remaining approved but unissued ordinary shares prior to the next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any class of shares currently issued, all new ordinary shares are under the control of our Board Of Directors who may allot and issue the same with such rights and restrictions as it may think fit. Our shareholders are not entitled to pre-emptive rights under our Articles of Association or Singapore law.

SHAREHOLDERS

     Only persons who are registered in the register of members and, in cases in which the person so registered as depositors in the Depository Register maintained by the Central Depository (Pte) Limited of Singapore, or the

CDP, for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of members for any time or times if we provide the Registrar of Companies and Businesses of Singapore at least 14 days' notice. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders' entitlement to receive dividends and other distributions for no more than ten days a year.

TRANSFER OF ORDINARY SHARES

     There is no restriction on the transfer of fully paid ordinary shares except where required by law, the listing rules of any stock exchange on which we are listed or the rules or by-laws of such stock exchange. The Board of Directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in a form approved by any stock exchange on which we are listed. Our Board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if we are properly notified and if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our Board Of Directors may require.

GENERAL MEETINGS OF SHAREHOLDERS

     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by Singapore law or by the Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of our company, amendments to the Memorandum and Articles of Association, a change of the corporate name and a reduction in the share capital, share premium account or capital redemption reserve fund. We must give at least 21 days' notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days' notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

VOTING RIGHTS

     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry clearance system will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the time for holding the general meeting. Except as otherwise provided in the Articles of Association, two or more shareholders holding at least 33 1/3% of the issued and fully-paid ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under the Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy and representing not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting or by any two shareholders present in person or by proxy and entitled to vote.

DIVIDENDS

     We may, by ordinary resolution of the shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits. However, we may capitalize our share premium account and apply it to pay dividends, if such dividends are satisfied by the issue of shares to the shareholders. Our Board of Directors may also declare an interim dividend without the approval of the shareholders. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any ordinary share provides otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, the payment to the CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to the CDP, discharge us from any liability to that shareholder in respect of that payment.

BONUS AND RIGHTS ISSUE

     Our Board of Directors may, with approval by the shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to the shareholders in proportion to their shareholdings. The Board of Directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue.

TAKE-OVERS

     The Companies Act and the Singapore Code on Take-Overs and Mergers regulate the acquisition of ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 25% or more of the voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-Overs and Mergers. "parties acting in concert" include a company and its related and associated companies, a company and its directors (including their relatives), a company and its pension funds, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, and a financial advisor and its client in respect of shares held by the financial advisor and shares in the client held by funds managed by the financial advisor on a discretionary basis. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price paid by the offer or parties acting in concert with the offer or within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding, either on his own or together with parties acting in concert with him, between 25% and 50% of the voting shares acquires additional voting shares representing more than 3% of the voting shares in any 12 month period.

LIQUIDATION OR OTHER RETURN OF CAPITAL

     If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.

INDEMNITY

     As permitted by Singapore law, the Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach or duty or breach of trust of which they may be guilty in relation to our company.

LIMITATIONS ON RIGHTS TO HOLD OR VOTE SHARES

     Except as described herein, there are no limitations imposed by Singapore law or by the Articles of Association on the rights of non-resident shareholders to hold or vote ordinary shares.

SUBSTANTIAL SHAREHOLDINGS

     Under the Companies Act, a person has a substantial shareholding in a company if he has an interest (or interests) in one or more voting shares in the company and the nominal amount of that share (or the aggregate of the nominal amounts of those shares) is not less than 5 per cent of the aggregate of the nominal amount of all voting shares in the company. A person having a substantial shareholding in our company is required to make certain disclosures under the Companies Act, including the particulars of his interests in our company and the circumstances by which he has such interests.

MINORITY RIGHTS

     The rights of minority shareholders of Singapore-incorporated companies are protected under section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of the company as they think fit to remedy situations where the affairs of the company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders; or the company takes an action, or threaten to take an action, or the shareholders pass a resolution, or threaten to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

     Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may direct or prohibit any act or cancel or vary any transaction or resolution, regulate the affairs in the future, authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the court may direct, provide for the purchase of a minority shareholder's shares by the other shareholders or by us and, in the case of a purchase of shares by us, a corresponding reduction of the share capital, provide that the Memorandum or Articles of Association be amended or provide that our company be wound up.

C.   MATERIAL CONTRACTS

     Not Applicable

D.   EXCHANGE CONTROL

     Currently, there are no exchange control restrictions in Singapore.

E.   TAXATION

     In this section we summarize certain Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs, collectively, the "securities", to a holder of the securities that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the securities and does not purport to deal with the tax consequences applicable to all categories of investors. You should consult your own tax advisers as to the Singapore tax consequences of the purchase, ownership and dispositions of the securities.

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

     Subject to the provisions of any applicable double taxation treaty and subject as discussed below, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income which is at a rate of 25.5% for the year of assessment 2001 and 24.5% for the year of assessment 2002, or generally 15% in the case of interest, royalty and rental of movable equipment. We are obligated by law to withhold tax at the source.

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

TAXATION OF DIVIDENDS

     If we pay dividends on the ordinary shares or ADSs out of the tax exempt income received because of our pioneer status or out of our income subject to a concessionary tax rate, if any, such dividends will be free of Singapore tax in the hands of the holders of the ordinary shares and ADSs. See "Item 5. Operating and Financial Review and Prospects -- Special Tax Status" for a discussion of our pioneer status.

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

     We pay tax on our non-tax exempt income at the prevailing corporate tax rate, which is currently 24.5%. This tax paid by us is in effect imputed to, and deemed paid on behalf of, our shareholders. Thus, if we pay dividends on our ordinary shares out of our non-tax exempt income, our shareholders receive the dividends net of the tax paid by us. Dividends received by either a resident or non-resident of Singapore are not subject to withholding tax. Shareholders are taxed in Singapore on the gross amount of dividends, which is the cash amount of the dividend plus an amount normally equivalent to the corporate income tax rate paid by us on the dividend. The tax paid by us effectively becomes available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends.

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

STAMP DUTY

     There is no stamp duty payable in respect of the issuance and holding of new ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00 for every S$1,000 of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. Stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore.

ESTATE DUTY

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of most movable and immovable properties situated in Singapore. Thus, an individual holder of the ordinary shares who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate duty on the value of any ordinary shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate duty to the extent that the value of the ordinary shares, and any other assets subject to Singapore estate duty, exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10%. However, an individual who holds ADSs and is not domiciled in Singapore at the time of his or her death would not be subject to Singapore estate tax duty on such ADSs because such ADSs are registered outside Singapore and hence would not be considered as movable properties in Singapore.

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable

G.   STATEMENTS BY EXPERTS

     Not applicable

H.   DOCUMENTS ON DISPLAY

     All documents relating to our the company which are referred to in this Annual Report are available at our principal executive and registered office at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We may employ derivative instruments such as interest rate swaps and currency swaps, forward foreign currency contracts and foreign currency option contracts to manage our interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading or speculation purposes.

     Our exposure to market risk associated with changes in interest rates would primarily relate to our debt obligations. However, as of December 31, 2000, our exposure to interest rate risk was relatively non existent in view of the absence of outstanding debt obligations except for the long-term loan from Economic Development Board. The applicable interest rate under the terms of the loan is the interest rate declared by the Central Provident Fund Board (a Singapore Government Statutory Board) and is relatively risk free. Nonetheless, our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations depending upon market conditions.

     We have adopted a foreign currency hedging policy and may utilize foreign currency swaps as well as foreign exchange forward contracts and options. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable.

     Our currency, maturity and interest rate information relating to our short-term and long-term debt and marketable securities are disclosed in Notes 7, 10, and 14 to the consolidated financial statements, respectively.

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


                                        EXPECTED MATURITY DATE     AS OF DECEMBER 31, 2000   AS OF DECEMBER 31, 1999
                                       ------------------------    -----------------------   -----------------------
                                       2001      2002      2003       TOTAL  FAIR VALUE       TOTAL     FAIR VALUE
                                      ------    ------    ------     ------  ----------      ------     ----------
                                                   (IN THOUSANDS, EXCEPT INTEREST AND SETTLEMENT RATE)
Debt:
Variable rate long-term debt:         14,799    14,799    14,800     44,398    42,802        53,780       54,265
Average interest rate                                                   3.5%                    3.5%

Variable rate short-term debt:                                           --        --        25,000       25,000
Average interest rate                                                    --                    6.8%

Fixed rate short-term debt:                                              --        --        35,000       35,000
Average interest rate                                                    --                     6.6%

Foreign currency contract:
Notional amount of $53,780 (S$)                                          --        --         1,836        2,320
Settlement rate (vs US$)                                                 --        --          1.73

Assets:
Marketable debt securities            11,486     2,902     7,518     21,906    21,906            --           --
Average interest rate                                                   3.5%                     --

     The variable rate long-term debt is repayable in seven equal semi-annual instalments commencing September 1, 2000. The interest rate for the marketable debt securities represents the contractual interest rate.

LIMITATIONS

     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable



PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

     We completed our initial public offering of 175,950,000 ordinary shares, directly or in the form of American Depositary Shares or ADSs, at S$3.554 per ordinary share or $21.00 per ADS in February 2000, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $369,495,000. We also completed a separate offering of 19,550,000 ordinary shares at S$3.554 per ordinary share in Singapore on the same date. The effective date of our registration statement on Form F-1 (File number: 333-93661) was January 27, 2000. Salomon Smith Barney Inc. was the global coordinator and sole book running manager for the global offering of our ordinary shares and ADSs.

     The net proceeds from our initial public offering were mainly used to repay debt liabilities due to ST Treasury Services Ltd of approximately $25.0 million and Den Danske Bank amounting to approximately $35.0 million, to settle the first instalment due on the EDB loan of $7.5 million and to fund working capital requirements and capital expenditure for the purchase of test and assembly equipment which totaled approximately $299.6 million in 2000. None of the proceeds were paid, directly or indirectly to our directors, officers or their associates or to any person owning ten percent or more of our ordinary shares or to our affiliates.



PART III


ITEM 15.

     Not applicable


ITEM 16.

     Not applicable



PART IV


ITEM 17. FINANCIAL STATEMENTS

     See Item 18 for a list of the Financial Statements filed as part of this Annual Report.


ITEM 18. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

          Independent Auditors' Report

          Consolidated Balance Sheets as at December 31, 1999 and 2000

          Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 1998, 1999 and 2000

          Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000

          Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000

          Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

     The following exhibits are filed as part of this Annual Report:

1.1     Memorandum and Articles of Association of ST Assembly Test Services Ltd
        -- incorporated by reference to Exhibit 3.1 of Amendment No. 1 to Form
        F-1 of ST Assembly Test Services Ltd filed with the Securities and
        Exchange Commission on January 3, 2000.

2.1     Form of specimen certificate representing ST Assembly Test Services
        Ltd's ordinary shares -- incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000.

2.2 Deposit Agreement among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and the holders from time to time of ADRs issued thereunder (including the form of ADR).

4.1 ST Group Management & Support Services Agreement dated December 27, 1999 by and between Singapore Technologies Pte Ltd and ST Assembly Test
        Services Ltd -- incorporated by reference to Exhibit 10.1 of Amendment
        No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the
        Securities and Exchange Commission on January 3, 2000.

4.2     Loan Agreement dated June 5, 1998 by and between the Economic
        Development Board and ST Assembly Test Services Ltd -- incorporated by reference to Exhibit 10.2 of Amendment No. 1 to Form F-1 of ST Assembly
        Test Services Ltd filed with the Securities and Exchange Commission on
        January 3, 2000.

4.4     Lease Agreement dated November 18, 1996 by and between the Housing and
        Development Board and ST Assembly Test Services Ltd -- incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 of ST Assembly
        Test Services Ltd filed with the Securities and Exchange Commission on
        January 3, 2000.

4.5     Immunity Agreement dated October 18, 1996 by and between Motorola Inc.
        and ST Assembly Test Services Ltd -- incorporated by reference to
        Exhibit 10.5 of Amendment No. 1 to Form F-1 of ST Assembly Test Services
        Ltd filed with the Securities and Exchange Commission on January 3,
        2000.

4.6     Loan Agreement dated November 16, 1999 by and between Citibank, N.A.,
        Singapore Branch, and ST Assembly Test Services Ltd -- incorporated by reference to Exhibit 10.6 of Amendment No. 1 to Form F-1 of ST Assembly
        Test Services Ltd filed with the Securities and Exchange Commission on
        January 3, 2000.

8.1     List of subsidiaries See "Item 4. Information on the Company-C.
        Organizational Structure".

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       ST ASSEMBLY TEST SERVICES LTD


                                       By /s/ TAN BOCK SENG
                                          ------------------------------------
                                          Tan Bock Seng
                                          Chairman and Chief Executive Officer
                                          March 30, 2001

                           Financial Statements Index

                                                                           PAGE NUMBER
                                                                           -----------
INDEPENDENT AUDITORS' REPORT                                                    62

CONSOLIDATED BALANCE SHEETS                                                     63

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)           64

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                 65

CONSOLIDATED STATEMENTS OF CASH FLOWS                                           66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                                  67

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders of
ST Assembly Test Services Ltd


     We have audited the accompanying consolidated balance sheets of ST Assembly Test Services Ltd and Subsidiary as of December 31, 1999 and 2000, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ST Assembly Test Services Ltd and Subsidiary as of December 31, 1999 and 2000, and the consolidated results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG
--------------
KPMG


Singapore
March 16, 2001

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1999 AND 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)



                                                                                   FOR THE YEAR ENDED DECEMBER 31
                                                                                  ---------------------------------
                                                                   NOTE             1999                     2000
                                                                   ----           --------                 --------
ASSETS
Current assets:
    Cash and cash equivalents                                        3            $ 16,568                 $141,733
Accounts receivable, net                                             4              37,404                   52,315
    Amounts due from ST and ST affiliates                           22               6,532                    8,727
    Short-term deposits with ST affiliates                          22                  --                   10,000
    Other receivables                                                5               9,572                   18,989
    Inventories                                                      6              11,313                   14,793
    Marketable securities                                            7                  --                   11,486
    Prepaid expenses                                                 8               7,079                   24,809
                                                                                  --------                 --------
       Total current assets                                                         88,468                  282,852
Property, plant and equipment, net                                   9             251,298                  380,934
Other receivables                                                                    1,835                       --
Marketable securities                                                7                  --                   10,420
Prepaid expenses                                                     8              10,364                   37,552
                                                                                  --------                 --------
       Total Assets                                                               $351,965                 $711,758
                                                                                  ========                 ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term debt                                                 10            $ 60,000                 $     --
    Current installments of long-term debt                          14               7,420                   14,799
    Accounts payable                                                                13,070                   13,956
Amounts due to ST and ST affiliates                                 22               5,533                    2,062
    Accrued operating expenses                                      11              21,389                   32,963
    Other payables                                                  12              54,408                   27,705
Income taxes payable                                                                   678                    2,846
                                                                                  --------                 --------
       Total current liabilities                                                   162,498                   94,331
Deferred grant                                                      13               1,923                    2,631
Long-term debt, excluding current installments                      14              46,360                   29,599
                                                                                  --------                 --------
       Total liabilities                                                          $210,781                 $126,561
                                                                                  ========                 ========
SHAREHOLDERS' EQUITY
Share capital:
    Ordinary shares -- par value S$0.25
    Authorized ordinary shares -- 1,200,000,000
    Issued ordinary shares --
       785,427,695 as of December 31, 1999
       and 986,171,915 as of December 31, 2000                      15            $129,827                 $159,461
Additional paid-in capital                                          16              26,305                  386,325
Accumulated other comprehensive loss                                                (9,731)                  (9,731)
Retained earnings (deficit)                                         17              (5,217)                  49,142
                                                                                  --------                 --------
       Total shareholders' equity                                                  141,184                  585,197
                                                                                  --------                 --------
       Total Liabilities and Shareholders' Equity                                 $351,965                 $711,758
                                                                                  ========                 ========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)



                                                                                 FOR THE YEAR ENDED DECEMBER 31
                                                                             --------------------------------------
                                                                  NOTE         1998         1999            2000
                                                                  ----       --------     ---------       ---------
Net revenues                                                                 $113,920     $ 201,098       $ 331,271
Cost of revenues                                                              (87,066)     (132,889)       (231,944)
                                                                             --------     ---------       ---------
Gross profit                                                                   26,854        68,209          99,327
                                                                             --------     ---------       ---------
Operating expenses:
    Selling, general and administrative                                        16,772        28,437          40,798
    Research and development                                                    3,482         7,283          14,636
    Stock-based compensation                                                      384        25,327             448
    Other general expenses (net)                                                 (582)           37             (22)
                                                                             --------     ---------       ---------
       Total operating expenses                                                20,056        61,084          55,860
                                                                             --------     ---------       ---------
Operating income                                                                6,798         7,125          43,467
Other income (expense):
    Interest income                                                               147           524          10,638
    Interest expense                                                           (8,391)       (6,058)         (2,424)
    Foreign currency exchange gain                                                857         1,385           2,018
    Other non-operating income, net                                18           2,103         2,379           3,525
                                                                             --------     ---------       ---------
       Total other income (expense)                                            (5,284)       (1,770)         13,757
                                                                             --------     ---------       ---------
Income before income taxes                                                      1,514         5,355          57,224
Income tax expense                                                 19            (390)         (500)         (2,865)
                                                                             --------     ---------       ---------
Net income                                                                      1,124         4,855          54,359
                                                                             ========     =========       =========
Other comprehensive income (loss):
    Foreign currency translation                                               (1,636)           --              --
                                                                             --------     ---------       ---------
Comprehensive income (loss)                                                  $   (512)    $   4,855       $  54,359
                                                                             ========     =========       =========

Basic net income per ordinary share                                          $     --     $    0.01       $    0.06
Diluted net income per ordinary share                                        $     --     $    0.01       $    0.06

Basic net income per ADS                                                     $   0.02     $    0.06       $    0.56
Diluted net income per ADS                                                   $   0.02     $    0.06       $    0.56
                                                                             --------     ---------       ---------

Ordinary shares (in thousands) used in per ordinary
 share calculation:
--  basic                                                                     669,671       770,259         962,828
--  effect of dilutive options                                                  1,305        16,466           7,803
                                                                             --------     ---------       ---------
--  diluted                                                                   670,976       786,725         970,631
                                                                             ========     =========       =========

ADS (in thousands) used in per ADS calculation:
--  basic                                                                      66,967        77,026          96,283
--  effect of dilutive options                                                    131         1,646             780
                                                                             --------     ---------       ---------
--  diluted                                                                    67,098        78,672          97,063
                                                                             ========     =========       =========

          See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

                                                                                               ACCUMULATED
                                                                                                  OTHER
                                                                                                 COMPRE-                    TOTAL
                              ORDINARY SHARES       ADDITIONAL     UNEARNED      SUBSCRIP-       HENSIVE      RETAINED      SHARE-
                                    NO.              PAID-IN        COMPEN-        TIONS         INCOME       EARNINGS     HOLDERS'
                              (IN THOUSANDS)         CAPITAL        SATION      RECEIVABLE       (LOSS)       (DEFICIT)     EQUITY
                            -------------------     ----------    ---------     -----------    -----------    ---------   ---------
Balances at
 December 31, 1997           92,000    $ 64,900      $     --     $     --        $    --        $(8,095)     $(11,099)   $ 45,706

Foreign currency
 Translation                     --          --            --           --             --         (1,636)           --      (1,636)
Share issuance              100,000      62,305            --           --             --             --            --      62,305
Effect of stock split       576,000          --            --           --             --             --            --          --
Share issuance               12,174       1,837         1,979         (730)        (2,931)            --            --         155
Other changes in
 Unearned Compensation           --          --         3,410       (3,410)            --             --            --          --
Amortization of stock
 compensation                    --          --            --          384             --             --            --         384
Net income                       --          --            --           --             --             --         1,124       1,124
                            -------    --------      --------     --------        -------        -------      --------    --------
Balances at
 December 31, 1998          780,174     129,042         5,389       (3,756)        (2,931)        (9,731)       (9,975)    108,038

Share issuances              15,972       2,381            --           --         (2,262)            --            --         119
Other changes in
 unearned compensation           --          --        21,339      (21,339)            --             --            --          --
Amortization of stock
 compensation                    --          --            61        9,352             --             --            --       9,413
Termination of
 Ownership Scheme           (10,718)     (1,596)         (655)      15,743          5,193             --           (97)     18,588
Amortization of stock
 compensation                    --          --           171           --             --             --            --         171
Net income                       --          --            --           --             --             --         4,855       4,855
                            -------    --------      --------     --------        -------        -------      --------    --------
Balances at
 December 31, 1999          785,428     129,827        26,305           --             --         (9,731)       (5,217)    141,184

Share issuances             200,744      29,634       359,572           --             --             --            --     389,206
Stock compensation               --          --           448           --             --             --            --         448
Net income                       --          --            --           --             --             --        54,359      54,359
                            -------    --------      --------     --------        -------        -------      --------    --------
Balances at
 December 31, 2000          986,172    $159,461      $386,325     $     --        $    --        $(9,731)     $ 49,142    $ 85,197
                            =======    ========      ========     ========        =======        =======      ========    ========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
                           IN THOUSANDS OF US DOLLARS




                                                                                    FOR THE YEAR ENDED DECEMBER 31
                                                                              -----------------------------------------
                                                                                1998           1999             2000
                                                                              ---------      ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                    $   1,124       $  4,855        $  54,359
Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization                                                42,156         74,166           72,419
    Loss (gain) on sale of property, plant and equipment                           (582)            37              (22)
    Loss on write-off of property, plant and equipment                              248            101               --
    Exchange loss (gain)                                                           (423)        (2,337)          (2,104)
Changes in operating working capital:
    Accounts receivable                                                           8,244        (16,751)         (14,430)
    Amounts due from ST and ST affiliates                                        (1,970)          (239)          (2,195)
    Inventories                                                                  (2,537)        (4,719)          (3,480)
    Other receivables and prepaid expenses                                          554         (4,337)          14,968
    Accounts payable                                                              1,961          4,246            1,621
    Amounts due to ST and ST affiliates                                             826          1,222           (3,471)
    Accrued operating expenses and other payables                                (1,671)        16,998           12,435
                                                                              ---------       --------        ---------
Net cash provided by operating activities                                        47,930         73,242          130,100
                                                                              ---------       --------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment                                      (68,727)       (84,301)        (299,554)
Sale of property, plant and equipment                                             1,254          1,971            5,423
Short-term deposits with ST affiliates                                               --             --          (10,000)
Purchases of marketable securities                                                   --             --          (21,930)
                                                                              ---------       --------        ---------
Net cash used in investing activities                                           (67,473)       (82,330)        (326,061)
                                                                              ---------       --------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdrafts                                                                  (3,012)            --               --
Proceeds from issuance of long-term debt                                         54,299             --               --
Proceeds from issuance of short-term debt                                        25,000         10,000               --
Repayment of short-term debt                                                   (107,550)            --          (60,000)
Repayment of long-term debt                                                          --             --           (7,468)
Proceeds from issuance of shares                                                 62,460          3,080          389,206
Purchase consideration for share buy-back                                            --           (116)              --
                                                                              ---------       --------        ---------
Net cash provided by financing activities                                        31,197         12,964          321,738
                                                                              ---------       --------        ---------
Net increase in cash and cash equivalents for the year                           11,654          3,876          125,777
Effect of exchange rate changes on cash                                             (13)            --             (612)
Cash and cash equivalents at beginning of the year                                1,051         12,692           16,568
                                                                              ---------       --------        ---------
Cash and cash equivalents at end of the year                                  $  12,692       $ 16,568        $ 141,733
                                                                              =========       ========        =========
SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid (net of amount capitalized)                                     $   7,126       $  6,001        $   3,045
Income taxes paid                                                             $     162       $    143        $     616
Non-cash items
    Share issue (cancellation) subscriptions receivable                       $   2,931       $ (1,000)       $      --
    Sale-leaseback transactions:
       Sales consideration applied to leasing prepayments                     $      --       $ 20,246        $  59,536
       Sales consideration included in other receivables                      $      --       $     --        $   7,722
                                                                              =========       ========        =========

          See accompanying notes to consolidated financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


1.   BUSINESS AND ORGANIZATION

     BACKGROUND

     ST Assembly Test Services Ltd (the "Company") is an independent provider of a full range of semiconductor test and assembly services. The Company has operations in Singapore and in the United States of America, its principal market. As of December 31, 2000, the Company was 72.2% owned by Singapore Technologies Pte Ltd ("ST").

     SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the years ended December 31, 1998, 1999 and 2000, the Company's largest customer accounted for 21%, 25%, and 32% of revenues, respectively. The Company's five largest customers collectively accounted for approximately 70%, 73% and 70% of revenues for the years ended December 31, 1998, 1999 and 2000, respectively (See Note 20). The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies which constitute the Company's largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

     In addition, the Company participates in a pooled cash management program and places short-term advances with ST or its affiliates.

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  ACCOUNTING PRINCIPLES

     The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


(B)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of ST Assembly Test Services Ltd and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

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

     The Singapore dollar was the functional currency of the Company because, historically, the Singapore dollar was the currency of the primary economic environment in which the operations of the Company were conducted. However, significant changes in economic facts necessitated a change in the Company's functional currency from the Singapore dollar to the US dollar. The Company's business had changed in that a more significant portion of its revenues was derived from companies based outside of Singapore, principally the United States. Interdependencies amongst the Company and its parent and other Singapore government controlled entities had diminished. There were ongoing changes in sources of financing from Singapore dollars to US dollars. With more of the Company's transactions and cash flows denominated in US dollars, the functional currency changed effective July 1, 1998 from the Singapore dollar to the US dollar.

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

(F)  FINANCIAL INSTRUMENTS

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

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


     At December 31, 2000, the Company had no outstanding derivative instruments. The adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, on January 1, 2001, did not have a material effect on the Company's financial position or results of operations.

(G)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

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

(I)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:


Building, mechanical and electrical installation                       --    3 to 20 years
Plant and machinery                                                    --    5 years
Toolings                                                               --    5 years
Office furniture and equipment                                         --    5 years
Computer equipment                                                     --    2 to 3 years

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

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


(K)  MARKETABLE SECURITIES

     Marketable securities at December 31, 2000 consist of corporate debt securities denominated principally in Singapore dollars. The Company may classify its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

     At December 31, 2000, the securities held were classified as available-for-sale.

(L)  OPERATING LEASES

     Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

(M)  GRANTS

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

(N)  REVENUE RECOGNITION

     Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. Revenue is recognized upon shipment of goods on which services have been rendered.

(O)  RESEARCH AND DEVELOPMENT

     Research and development expenses are expensed as incurred. Research and development expenses amounted to $3,482, $7,283 and $14,636 during the years ended December 31, 1998, 1999 and 2000, respectively.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


(P)  STOCK-BASED EMPLOYEE COMPENSATION

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 21 in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". Compensation cost for stock options granted to employees in connection with the Company's fixed option plan is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option and is recorded over the requisite vesting periods. Compensation cost for options granted to employees under the Company's prior variable option plan was recorded over the requisite vesting periods based upon the current market value of the Company's stock at the end of each period.

(Q)  INCOME TAXES

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

(R)  NET INCOME (LOSS) PER SHARE

     The computation of basic net income (loss) per share is calculated as the net income or loss for the year divided by the weighted number of shares outstanding during the year, as adjusted on a retroactive basis for stock splits. Diluted net income (loss) per share reflects the potential dilution that would occur if share options or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

(s)  COMPREHENSIVE INCOME

     Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of operations and comprehensive income (loss).

(T)  SEGMENT DISCLOSURES

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

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


(U)  RECLASSIFICATIONS

     Certain items in the comparative figures have been reclassified to conform with the current year's presentation.

3.   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents at December 31, 1999 and 2000 consist of:


                                                                                                DECEMBER 31
                                                                                          ----------------------
                                                                                            1999          2000
                                                                                           -------      --------
     Cash at banks and in hand                                                             $ 5,142      $  1,828
     Cash equivalents -- bank fixed deposits                                                    --        38,132
     Cash equivalents -- ST pooled cash management                                          11,426         5,409
     Cash equivalents -- ST treasury deposits                                                   --        96,364
                                                                                           -------      --------
                                                                                           $16,568      $141,733
                                                                                           =======      ========

     Certain of the Company's treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management program which requires the Company to place surplus cash with ST as overnight advances. These deposits, as well as short-term deposits with the ST treasury unit with original maturities of three months or less, are classified as cash equivalents.

4.   ACCOUNTS RECEIVABLE

     Accounts receivable at December 31, 1999 and 2000 consist of:


                                                                                                    DECEMBER 31
                                                                                              ---------------------
                                                                                                1999          2000
                                                                                              -------       -------

     Accounts receivable - third parties                                                      $37,496       $53,408
     Allowance for doubtful accounts                                                              (92)       (1,093)
                                                                                              -------       -------
                                                                                              $37,404       $52,315
                                                                                              =======       =======

     Movements in the allowance for doubtful accounts are as follows:


                                                                               1998            1999           2000
                                                                               ----            ----          ------

     Beginning                                                                 $448            $211          $   92
     Charge (credit) for the year                                              (241)           (119)          1,384
     Utilized for the year                                                       --              --            (383)
     Translation adjustment                                                       4              --              --
                                                                               ----            ----          ------
     Ending                                                                    $211            $ 92          $1,093
                                                                               ====            ====          ======

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


5.   OTHER RECEIVABLES

     Other receivables at December 31, 1999 and 2000 consist of:


                                                                                                    DECEMBER 31
                                                                                               --------------------
                                                                                                1999          2000
                                                                                               ------       -------
     Deposits and staff advances                                                               $  225       $   410
     Grant receivable (Note 13)                                                                 4,202         7,467
     Other receivables                                                                          5,145        11,112
                                                                                               ------       -------
                                                                                               $9,572       $18,989
                                                                                               ======       =======

6.   INVENTORIES

     Inventories at December 31, 1999 and 2000 consist of:


                                                                                                   DECEMBER 31
                                                                                              ---------------------
                                                                                                1999          2000
                                                                                              -------       -------
     Raw materials                                                                            $ 8,440       $12,047
     Factory supplies                                                                           1,268         1,849
     Work-in-progress                                                                           2,360         2,501
     Finished goods                                                                               348            40
                                                                                              -------       -------
                                                                                               12,416        16,437
         Allowance for inventory obsolescence                                                  (1,103)       (1,644)
                                                                                              -------       -------
                                                                                              $11,313       $14,793
                                                                                              =======       =======

     Movements in the allowance for inventory obsolescence are as follows:


                                                                               1998           1999            2000
                                                                               ----          ------          ------
     Beginning                                                                 $580          $  583          $1,103
     Utilized in year                                                          (208)           (893)             --
     Charge for the year                                                        207           1,413             541
     Translation adjustment                                                       4              --              --
                                                                               ----          ------          ------
     Ending                                                                    $583          $1,103          $1,644
                                                                               ====          ======          ======

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


7.   MARKETABLE SECURITIES

     Available-for-sale debt securities at December 31, 2000 consist of the following (at amortized cost):


                                                                                                        DECEMBER 31
                                                                                                        -----------
     Corporate debt securities:
         Due in one year or less                                                                          $11,486
         Due after one year through five years                                                             10,420
                                                                                                          -------
                                                                                                          $21,906
                                                                                                          =======

     The amortized cost of these securities approximated fair value at December 31, 2000. There were no sales of securites in 2000.


8.   PREPAID EXPENSES

     Prepaid expenses at December 31, 1999 and 2000 consist of:


                                                                                                   DECEMBER 31
                                                                                              ---------------------
                                                                                                1999          2000
                                                                                              -------       -------
     Leasing prepayments                                                                      $16,044       $61,940
     Other prepayments                                                                          1,399           421
                                                                                              -------       -------
                                                                                              $17,443       $62,361
                                                                                              =======       =======

         Current assets                                                                       $ 7,079       $24,809
         Non-current assets                                                                    10,364        37,552
                                                                                              -------       -------
                                                                                              $17,443       $62,361
                                                                                              =======       =======

     Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


9.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1999 and 2000 consist of:


                                                                                                  DECEMBER 31
                                                                                             ----------------------
                                                                                               1999          2000
                                                                                             --------      --------
     Cost:
         Building, mechanical and electrical installation                                    $ 47,549      $ 52,154
         Plant and machinery                                                                  216,621       348,071
         Toolings                                                                              16,168        26,861
         Office furniture and equipment                                                         3,255         8,386
         Computer equipment                                                                     7,563        10,357
         Assets under installation and construction
         in progress                                                                           73,252        81,006
                                                                                             --------      --------
           Total cost                                                                        $364,408      $526,835
                                                                                             ========      ========

     Accumulated depreciation:
         Building, mechanical and electrical installation                                    $  8,317      $ 12,065
         Plant and machinery                                                                   92,121       113,561
         Toolings                                                                               8,243        12,540
         Office furniture and equipment                                                         1,213         2,249
         Computer equipment                                                                     3,216         5,486
           Total accumulated depreciation                                                     113,110       145,901
                                                                                             --------      --------
         Property, plant and equipment (net)                                                 $251,298      $380,934
                                                                                             ========      ========

     Depreciation charged to results of operations amounted to $41,772, $48,839 and $71,971 for the years ended December 31, 1998, 1999 and 2000.

     The building is built on land held on a 30-year operating lease, renewable for a further 30-year period subject to the fulfillment of certain conditions.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


10.  SHORT-TERM DEBT

     Loans at December 31, 1999 and 2000 consist of:


                                                                                                   DECEMBER 31
                                                                                              ---------------------
                                                                                                1999          2000
                                                                                              -------      --------
     Loans from ST affiliate
     --  US Dollar                                                                            $25,000      $     --
     Bank loans
     --  US Dollar                                                                             35,000            --
                                                                                              -------      --------
                                                                                              $60,000      $     --
                                                                                              =======      ========

     Weighted average interest rate:


     Loans from ST affiliate
     -- US Dollar                                                                              6.6%             NA
     Bank loans
     --  US Dollar                                                                             6.8%             NA

     The US Dollar loans payable to an ST affiliate at December 31, 1999 bore interest at rates quoted by specified banks to the lender. The loans were unsecured and were repaid in 2000.

     The US Dollar bank loans comprised two loans of $25,000 and $10,000 respectively. The $25,000 loan payable at December 31, 1999 bore interest at a rate of 0.5% above London Inter-Bank Rate for US dollars. The loan agreement required ST to maintain at least 51.0% equity in the Company and the Company to maintain a debt to equity ratio of less than 1.5 to 1. The $10,000 loan payable at December 31, 1999 bore interest at 6.8% per annum. The loans were unsecured and were repaid in 2000.


11.  ACCRUED OPERATING EXPENSES

     Accrued operating expenses at December 31, 1999 and 2000 consist of:


                                                                                                    DECEMBER 31
                                                                                              ---------------------
                                                                                                1999          2000
                                                                                              -------       -------
     Staff costs                                                                              $11,341       $ 7,646
     Purchase of raw materials                                                                  4,722        11,163
     Maintenance fees, license fees and royalties                                               1,068         1,778
     Interest expense                                                                           1,118           535
     Provision for vacation liability                                                             830         1,688
     Others                                                                                     2,310        10,153
                                                                                              -------       -------
                                                                                              $21,389       $32,963
                                                                                              =======       =======

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


12.  OTHER PAYABLES

     Other payables at December 31, 1999 and 2000 consist of:


                                                                                                     DECEMBER 31
                                                                                               ---------------------
                                                                                                 1999          2000
                                                                                               -------       -------
     Liabilities for purchase of property, plant and
         equipment                                                                             $54,408       $27,705
                                                                                               =======       =======


13.  DEFERRED GRANT

     In 1997, the Company obtained a 5-year grant of $13,878 for funding of certain research and development projects from the National Science & Technology Board ("NSTB"). The grant, which is a reimbursement of specified costs, has no requirement for repayment.


14.  LONG-TERM DEBT

     Long-term debt at December 31, 1999 and 2000 consists of:


                                                                                                     DECEMBER 31
                                                                                              ---------------------
                                                                                                1999          2000
                                                                                              -------       -------
     Singapore dollar loan                                                                    $ 3,780       $44,398
     Less current installments                                                                 (7,420)      (14,799)
                                                                                              -------       -------
                                                                                              $46,360       $29,599
                                                                                              =======       =======

     The term loan bears interest at 1% over the prevailing rate declared by the Central Provident Fund ("CPF") Board, a statutory board of Singapore, for contributions made to the CPF under the CPF Act. Interest is payable semi-annually. Principal is denominated in Singapore dollars and is repayable in 7 equal semi-annual installments commencing September 1, 2000. The loan agreement restricts the Company without prior approval from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company. The loan is unsecured, but is supported by a corporate guarantee given by ST. The term loan at December 31, 1999 and 2000 bore interest at 3.5% per annum (See Note 22).

     The Company has an undrawn line of credit of US$20 million with a bank.


15.  SHARE CAPITAL

     The Company's authorized share capital at December 31, 2000 comprised 1,200,000,000 ordinary shares of Singapore dollars S$0.25 par value each.

     Under Singapore law, all increases in share capital (including rights issues) require prior shareholders' approval. Singapore law does not provide for the issue of shares of no par value and prohibits the issue of shares at a discount to par value.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


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

     In June 1998, the paid-in capital, net of subscriptions receivable, was increased by Singapore dollars S$256 (US$155) to Singapore dollars S$192,256 with the issue of 12,174,000 ordinary shares of Singapore dollars S$0.25 each, partly paid to Singapore dollars S$0.0125, at a subscription price of Singapore dollars S$0.42 to employees of the Company, its subsidiary, ST and related corporations of ST under the ST Assembly Test Services Ltd Employees' Share Ownership Scheme ("the Ownership Scheme"). (See Note 21)

     In January 1999, the paid-in capital, net of subscriptions receivable, was increased by Singapore dollars S$108 (US$65) to Singapore dollars S$192,363 with the issue of 8,600,000 ordinary shares of Singapore dollars S$0.25 each at par, partly paid to Singapore dollars S$0.0125 to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. (See
Note 21)

     In July 1999, the paid-in capital, net of subscriptions receivable, was increased by Singapore dollars S$92 (US$54) to Singapore dollars S$192,455 with the issue of 7,371,600 ordinary shares of Singapore dollars S$0.25 each at par, partly paid to Singapore dollars S$0.0125 to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. (See
Note 21)

     In November 1999, the Company terminated the Ownership Scheme. Under the terms of the termination, the Company received proceeds from participants amounting to approximately $2,961 to fully pay up the remaining second installment of 95% of the subscription price for 17,407,695 ordinary shares issued under the Ownership Scheme. The remaining 9,605,505 partly paid ordinary shares in issue under the Ownership Scheme were bought back from the employees by the Company at a total cash consideration of approximately $104. Also, as part of the consideration for the buy back, under the terms of the termination, such employees were granted new options to subscribe for 6,385,450 ordinary shares, at an exercise price of $0.25 each (S$0.42), and 3,220,055 ordinary shares, at an exercise price of $0.15 each (S$0.25), under the ST Assembly Test Services Ltd Share Option Plan 1999 (See Note 21). All the shares purchased by the Company were cancelled on acquisition.

     Also at this time, the Company purchased 1,112,400 partly paid shares held by a subsidiary of ST for a cash consideration of $12. All the shares purchased by the Company were cancelled on acquisition.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


     In February 2000, the Company issued 175,950,000 ordinary shares at $2.10 per share and 19,550,000 ordinary shares at Singapore dollars S$3.554 (US$2.10) per share in the initial public offering of the Company's shares on the Nasdaq National Market and Singapore Exchange. Offering proceeds, net of expenses, amounted to approximately $387,025.

     5,244,220 ordinary shares were issued as a result of the employees exercising their share options during the year 2000.


16.  ADDITIONAL PAID-IN CAPITAL

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

     As of December 31, 1999 and 2000, the Company's share premium account amounted to $497 and $360,069, respectively. In 2000, the share premium arising from the initial public offering and exercise of employees' share options amounted to $359,572, net of share issue expenses of $23,500.

     In 1999, as part of the termination of the Ownership Scheme, the Company purchased 10,717,905 of its own ordinary shares of S$0.25 each, partly paid up to S$0.0125 per share. All the shares purchased by the Company were cancelled on acquisition. Upon cancellation, an amount of $97, representing the amount by which the Company's issued share capital was diminished on cancellation, was transferred to the capital redemption reserve within additional paid-in capital, as required by Singapore law (See Note 21).


17.  RETAINED EARNINGS

     Singapore law allows dividends to be paid only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities.


18.  OTHER NON-OPERATING INCOME

                                                                            FOR THE YEAR ENDED DECEMBER 31
                                                                        --------------------------------------
                                                                         1998            1999            2000
                                                                        ------          ------          ------

Government grant income                                                 $1,151          $1,612          $2,792
Other income, net                                                          952             767             733
                                                                        ------          ------          ------
                                                                        $2,103          $2,379          $3,525
                                                                        ======          ======          ======

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


19.  INCOME TAXES

     The Company has been granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 (the "Act"), for "Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services" from January 1, 1996 to December 31, 2003 , subject to compliance with certain conditions.

     During the pioneer status period, Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the pioneer certificate and the Act. Income derived from non-pioneer activities during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

     The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends that are not subject to Singapore income tax in the hands of the shareholders. Losses and unutilized capital allowances arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Pioneer loss and unutilized capital allowance carryforwards are available indefinitely, subject to more than 50% of the shareholders staying the same from the incurrence of the tax loss or allowance to its utilization. As of December 31, 2000, the Company had no pioneer loss and unutilized capital allowance carryforwards.

     Income tax expense for the years ended December 31, 1998, 1999 and 2000 represents income tax payable on non-pioneer trade income, principally rental and interest income.

     A reconciliation of the expected tax expense at the statutory rate of tax to actual tax expense is as follows:


                                                                                  FOR THE YEAR ENDED DECEMBER 31
                                                                               ------------------------------------
                                                                               1998           1999           2000
                                                                               ----          ------        --------
     Income tax expense (benefit) computed at
      Singapore statutory rate of 25.5% (1999: 26%, 1998: 26%)                 $394          $1,392        $ 14,592
     Non-deductible expenses                                                    174           6,635             143
     Pioneer status relief                                                     (476)         (7,862)        (11,772)
     All other items, net                                                       298             335             (98)
                                                                               ----          ------        --------
     Income tax expense                                                        $390          $  500        $  2,865
                                                                               ====          ======        ========

     The pioneer status relief has the effect of increasing diluted net income per ordinary share by $0.00, $0.01 and $0.01 and diluted net income per ADS by $0.01, $0.10 and $0.12 for the years ended December 31, 1998, 1999 and 2000, respectively.

     At December 31, 1998, 1999 and 2000, there were no material deferred tax assets or liabilities.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


20.  BUSINESS SEGMENT DATA AND MAJOR CUSTOMERS

     Revenue by major service line and by geographical areas (identified by location of customer headquarter) were:


                                                                                    FOR THE YEAR ENDED DECEMBER 31
                                                                               ----------------------------------------
                                                                                 1998            1999            2000
                                                                               --------        --------        --------
     United States

     --  assembly                                                              $ 46,850        $ 93,989        $155,892
     --  test                                                                    36,852          58,896         102,629
                                                                               --------        --------        --------
                                                                                 83,702         152,885         258,521
                                                                               ========        ========        ========
     Singapore

     --  assembly                                                                10,219          11,230           5,919
     --  test                                                                    17,829          22,547          18,215
                                                                               --------        --------        --------
                                                                                 28,048          33,777          24,134
                                                                               ========        ========        ========
     Rest of Asia

     --  assembly                                                                    97             259           1,112
     --  test                                                                        39             106             731
                                                                               --------        --------        --------
                                                                                    136             365           1,843
                                                                               ========        ========        ========
     Europe

     --  assembly                                                                     9           3,010          16,440
     --  test                                                                     2,025          11,061          30,333
                                                                               --------        --------        --------
                                                                                  2,034          14,071          46,773
                                                                               ========        ========        ========
     Total                                                                     $113,920        $201,098        $331,271
                                                                               ========        ========        ========

     In previous periods, geographical analyses were based on location of immediate customer entity. The comparative analyses have been adjusted to conform with the current basis of presentation.

     Revenue from major customers, as a percentage of net revenues, were as follows:


                                                                                    FOR THE YEAR ENDED DECEMBER 31
                                                                               ---------------------------------------
                                                                               1998             1999             2000
                                                                                 %                %                %
                                                                               -----            -----            -----
     Customer A                                                                 11.5             16.8             32.1
     Customer B                                                                 12.1             25.2             18.1
     Customer C                                                                 19.4              6.4              4.6
     Customer D*                                                                20.9             16.4              7.3
     Others                                                                     36.1             35.2             37.9
                                                                               -----            -----            -----
                                                                               100.0            100.0            100.0
                                                                               =====            =====            =====

------------

* -- ST affiliate

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


21.  SHARE OPTIONS AND INCENTIVE PLANS

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

     In November 1999, the Company terminated the Ownership Scheme. Under the terms of the termination, the Company received proceeds from participants amounting to approximately $2,961 to fully pay up the remaining second installment of 95% of the subscription price for 17,407,695 ordinary shares issued under the Ownership Scheme. The remaining 9,605,505 partly paid ordinary shares in issue under the Ownership Scheme were bought back from the employees by the Company at a total cash consideration of approximately $104. Also, as part of the consideration for the buy back, under the terms of the termination, such employees were granted new options to subscribe for 6,385,450 ordinary shares, at an exercise price of $0.25 each (Singapore dollars S$0.42), and 3,220,055 ordinary shares, at an exercise price of $0.15 each (Singapore dollars S$0.25), under the Option Plan.

     Total compensation expense recognized for stock-based compensation under the Ownership Scheme for the years ended December 31, 1998 and 1999 were $384 and $25,095, respectively.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


(A)  EMPLOYEES' SHARE OWNERSHIP SCHEME

     Information for the years ended December 31, 1998 and 1999 was as follows:-

                                                                                                     DECEMBER 31
                                                                                              ----------------------
                                                                                                1998          1999
                                                                                              -------       --------
     Shares outstanding at beginning of year (in thousands)                                        --         20,774
     Shares granted during the year (in thousands)                                             20,774          7,372
                                                                                              -------       --------
                                                                                               20,774         28,146
     Termination of Ownership Scheme:
     --  shares converted into fully paid shares (in thousands)                                    --        (17,408)
     --  shares repurchased and cancelled (in thousands)                                           --        (10,718)
                                                                                              -------       --------
     Other shares converted into fully paid shares (in thousands)                                  --            (20)
                                                                                              -------       --------
     Shares outstanding at year end (in thousands)                                             20,774             --
                                                                                              =======       ========
     Weighted average grant date fair value of options                                        $  0.30       $   0.51
                                                                                              =======       ========

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

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


     The following table summarizes stock option activity under the Option Plan for the years ended December 31, 1999 and 2000:


                                                                                                         WEIGHTED
                                                                                                          AVERAGE
                                                                                         OPTIONS      EXERCISE PRICE
                                                                                     --------------   --------------
                                                                                     (IN THOUSANDS)
     Options outstanding at January 1, 1999                                                   --               --
     Granted during the year                                                              18,840            $0.97
     Lapsed during the year                                                                 (126)           $1.12
     Exercised during the year                                                                --               --
                                                                                          ------            -----
     Options outstanding at December 31, 1999                                             18,714            $0.99
     Granted during the year                                                              27,568            $2.85
     Lapsed during the year                                                               (4,999)           $2.77
     Exercised during the year                                                            (5,244)           $0.42
                                                                                          ------            -----
     Options outstanding at December 31, 2000                                             36,039            $2.21
                                                                                          ======            =====

     Exercisable at end of year (in thousands)                                             7,355            $0.75
                                                                                          ======            =====


     The following table summarizes information about fixed stock options outstanding at December 31, 2000:


                           OPTIONS OUTSTANDING                                         OPTIONS EXERCISABLE
     -------------------------------------------------------------------        ---------------------------------
                                           WEIGHTED
                           NUMBER           AVERAGE          WEIGHTED               NUMBER           WEIGHTED
        RANGE OF         OUTSTANDING       REMAINING          AVERAGE             EXERCISABLE         AVERAGE
        EXERCISE             AT           CONTRACTUAL        EXERCISE                 AT            EXERCISABLE
        PRICES           12/31/2000          LIFE              PRICE              12/31/2000           PRICE
     ----------------  --------------     -----------     --------------        --------------    ---------------
                       (IN THOUSANDS)                                           (IN THOUSANDS)
     $0.14 to $0.24        5,890          8.8 years       $0.21 (S$0.36)              5,137       $0.211 (S$0.38)
     (S$0.25 to $0.42)
     $2.04 (S$3.55)        6,308          8.9 years       $2.04 (S$3.55)              2,218       $ 2.04 (S$3.55)
     $3.99 (S$6.93)       11,172          9.3 years       $3.99 (S$6.93)                 --       $           --
     $2.61 (S$4.53)          410          9.5 years       $2.61 (S$4.53)                 --       $           --
     $2.00 (S$3.48)          270          9.8 years       $2.00 (S$3.48)                 --       $           --
     $1.63 (S$2.83)       11,989          9.8 years       $1.63 (S$2.83)                 --       $           --
                          ------
                          36,039
                          ======


     Total compensation expense recognized for stock-based compensation under the Option Plan for the years ended December 31, 1999 and 2000 were $232 and $448, respectively.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


(C)  IMPACT OF APPLYING FAIR VALUE BASED METHOD

     The fair value of shares granted under the Ownership Scheme for the years ended December 31, 1998 and 1999 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                                                   FOR THE YEAR ENDED DECEMBER 31
                                                                                 ----------------------------------
                                                                                     1998                    1999
                                                                                 -------------             --------
     Expected term                                                                    10 years             10 years
     Dividend yield                                                                       0.0%                 0.0%
     Risk -- free interest rate                                                    4.8% - 5.7%                 5.6%
     Expected volatility                                                         61.1% - 92.3%                78.6%

     The fair value of options granted under the Option Plan for the years ended December 31, 1999 and 2000 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                                                   FOR THE YEAR ENDED DECEMBER 31
                                                                                 ----------------------------------
                                                                                     1999                 2000
                                                                                 -------------        -------------
     Expected term                                                                    10 years             10 years
     Dividend yield                                                                       0.0%                 0.0%
     Risk -- free interest rate                                                    5.9% - 6.4%          4.2% - 4.7%
     Expected volatility                                                         59.4% - 77.3%        67.4% - 82.9%

     Had the Company determined compensation for the Ownership Scheme and the Option Plan under Statement of Financial Accounting Standards No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below:


                                                                                   FOR THE YEAR ENDED DECEMBER 31
                                                                                  ---------------------------------
                                                                                   1998          1999         2000
                                                                                  ------       -------      -------
     Net income (loss):
       As reported                                                                $1,124       $ 4,855      $54,359
       Pro forma                                                                     999        18,952       36,011

     Basic net income (loss) per share:
       As reported                                                                    --          0.01         0.06
       Pro forma                                                                      --          0.02         0.04

     Diluted net income (loss) per share:
       As reported                                                                    --          0.01         0.06
       Pro forma                                                                      --          0.02         0.04

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)

22. RELATED PARTY TRANSACTIONS

    ST is a multi-national conglomerate headquartered in Singapore which has five principal business groups: engineering, technology, infrastructure, property and financial services. ST is in turn 100%-owned by Temasek Holdings (Private) Limited ("Temasek"). Temasek is a holding company through which the corporate investments of the government of Singapore are held. The Company is in the semiconductor division of the ST Group which specializes in design, manufacture, assembly and testing of semiconductors. Companies within the ST Group, including Chartered Semiconductor Manufacturing Ltd engage in transactions with the Company in the normal course of their respective businesses.

    The building of the Company is built on land held on a long-term operating lease from a statutory board of the government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is subject to annual revision, with the increase capped at 4% per annum.

    In 1997, the Company subleased office premises to TriTech Microelectronics Ltd ("TriTech"), an ST affiliate and a fabless designer of semiconductor products, at a monthly rate of $49 subject to annual revision. On July 2, 1999, TriTech was placed under judicial management. Rental income for the years ended December 31, 1998 and 1999 was $810 and $482, respectively. The Company repossessed the office premises in October 1999.

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

    ST provides short-term financing for the Company (generally on a 3 to 6 months renewable basis) using its cost competitive corporate banking advantage in the banking community. In February 2000, the Company repaid the short-term loan and has since not utilized the financing facility.

    The Company participates with ST in a cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be loaned to or borrowed from other ST affiliates participating in the arrangement at prevailing inter-bank rates. The Company also places short-term deposits with ST or its affiliates at competitive interest rates comparable to rates offered by commercial banks in Singapore. Short-term deposits with the ST Treasury unit with original maturities in excess of three months are included in short-term deposits with ST affiliates.

    Certain general and administrative expenses of ST Assembly Test Services, Inc., our subsidiary, are borne by and recharged to the Company by Chartered Semiconductor Manufacturing Inc., a United States incorporated affiliate of ST. These expenses amounted to $1,020, $1,252 and $556 for 1998, 1999 and 2000, respectively.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


     The Company had the following significant transactions with ST and ST affiliates:


                                                                                 FOR THE YEAR ENDED DECEMBER 31
                                                                            ---------------------------------------
                                                                             1998            1999            2000
                                                                            -------         -------         -------
     ST --

       Management fees expense                                              $ 1,066         $ 1,223         $ 1,676
       Interest expense                                                       4,747              --              --

     ST affiliates --
       Net revenues                                                          28,048          33,777          24,091
       Property, plant and equipment sold                                       190              --              --
       Purchase of property, plant and equipment                              1,207             160              --
       Interest income                                                           --              --           4,621
       Interest expense                                                       1,867           1,458             211
       Rental income                                                            810             482              --
       General and administrative expenses                                    1,020           1,252             556

     As of December 31, 1999 and 2000, there were the following amounts owing by
(to) affiliates:-


                                                                                                 DECEMBER 31
                                                                                           --------------------
                                                                                             1999         2000
                                                                                           --------     -------
     Amounts due from ST and ST affiliates
       Accounts receivable, net of  allowance for doubtful accounts                        $ 6,271      $ 8,727
       Others                                                                                  261           --
                                                                                           -------      -------
                                                                                           $ 6,532      $ 8,727
                                                                                           =======      =======
     Short-term deposits with ST affiliates                                                $    --      $10,000
                                                                                           =======      =======

     Amounts due to ST
       Other payables                                                                      $ 3,994      $   927
     Amounts due to ST affiliates
       Accounts payable                                                                        260        1,135
       Other payables                                                                        1,279           --
                                                                                           -------      -------
                                                                                           $ 5,533      $ 2,062
                                                                                           =======      =======
     Loans from ST affiliate
       Short-term debt                                                                     $25,000      $    --
                                                                                           =======      =======

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


23.  COMMITMENTS

(A)  LEASES

     The Company has leased land for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The annual rent is currently fixed at $594. The rent is subject to annual revision with the increase capped at 4% per annum. Operating lease rental expense for the years ended December 31, 1998, 1999 and 2000 was $771, $594 and $583, respectively.

     The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2004. Operating lease rental expenses in respect of these leases for the years ended December 31, 1998, 1999 and 2000 were $270, $1,673 and $17,971, respectively.

     Future minimum lease payments under non-cancelable operating leases of factory land and plant and equipment as of December 31, 1999 and 2000 were:


                                                                                                   DECEMBER 31
                                                                                              ---------------------
                                                                                                1999          2000
                                                                                              -------       -------
     Payable in year ending December 31,
         2000                                                                                 $ 3,151       $    --
         2001                                                                                   2,489         3,735
         2002                                                                                     605         2,248
         2003                                                                                     605         1,379
         2004                                                                                     605           801
         2005                                                                                     605           622
         Thereafter                                                                            12,100        11,653
                                                                                              -------       -------
                                                                                              $20,160       $20,438
                                                                                              =======       =======

(B)  TECHNOLOGY ARRANGEMENTS

     As is typical of the semiconductor industry, the Company may in the future receive notices from third parties asserting patent rights, copyrights or other rights covering the Company's designs or processes.

     On October 18, 1996, the Company acquired patent rights from Motorola Inc. ("Motorola") to use technology in making ball grid array packages ("BGA"). Under the agreement, the Company is required to pay Motorola a royalty based on the number of pads used on each BGA package. The agreement expires on December 31, 2002 and the Company has the option to renew the agreement subject to possible amendment of the provisions thereof. Total expense recorded under the agreement for the years ended December 31, 1998, 1999 and 2000, was $134, $596 and $1,629, respectively.

     The Company may obtain other suitable patent rights in the future relating to current or future technologies. There can be no assurance that the Company will always be able to obtain such future patents on favorable commercial terms.

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


(C)  CAPITAL COMMITMENTS

     As of December 31, 1999 and 2000, there were the following capital commitments:-


                                                                                               DECEMBER 31
                                                                                           ------------------
                                                                                             1999       2000
                                                                                           -------    -------
     Building, mechanical and electrical installation                                      $ 3,543    $   103
     Plant and machinery                                                                   $35,282    $25,084
                                                                                           =======    =======

(D)  FOREIGN CURRENCY CONTRACTS

     The Company had the following notional amounts of forward foreign currency contracts as of December 31, 1999 and 2000:

                                                                                                 DECEMBER 31
                                                                                             ------------------
                                                                                               1999        2000
                                                                                             -------       ----
     Forward foreign currency contracts                                                      $53,780       $ --
                                                                                             =======       ====


     The Company has only limited involvement with derivative financial instruments and does not use them for trading. Previously the Company used a forward foreign currency swap contract to hedge Singapore dollar dominated long-term debt. The payment terms of the foreign currency swap contract matched the principal repayments of the long-term debt, as described in Note 14. The Company incurred an annual financing charge of 1.7% of the principal amount of the loan outstanding under this hedging transaction. The forward foreign currency swap contract was terminated during the year ended December 31, 2000. The Company had no derivative financial instrument contracts at December 31, 2000.


24.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

     The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.

MARKETABLE SECURITIES

     The fair value is estimated based upon the quoted market price on the last business day of the fiscal year. The fair value of securities, for which there are no quoted market prices, is estimated based upon similar types of securities that are traded in the market.

BANK OVERDRAFTS

     Bank overdrafts are due on demand and have interest rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of the debt is a reasonable estimate of fair value.

SHORT-TERM DEBT

     Short-term debt has variable rates that reflected available terms and conditions for similar borrowings. The carrying amount of the debt is a reasonable estimate of fair value.

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

                        DECEMBER 31, 1998, 1999 AND 2000
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)



                                                           AS OF DECEMBER 31, 1999     AS OF DECEMBER 31, 2000
                                                          -------------------------   -------------------------
                                                                          ESTIMATED                   ESTIMATED
                                                          CARRYING          FAIR        CARRYING        FAIR
                                                           AMOUNT           VALUE        AMOUNT         VALUE
                                                          --------        ---------     --------      ---------
     FINANCIAL ASSETS:
       Cash and cash equivalents                           $16,568         $16,568      $141,733       $141,733
       Marketable securities                                    --              --        21,906         21,906

     FINANCIAL LIABILITIES:
       Short-term debt                                      60,000          60,000            --             --
       Long-term debt                                       53,780          54,265        44,398         42,802

     DERIVATIVES:
       Foreign currency contracts                            1,835           2,320            --             --


25.  CONTINGENCY

     On February 20, 2001, Amkor Technology, Inc. ("Amkor") served a lawsuit against the Company and its subsidiary, ST Assembly Test Services, Inc.(formerly known as Singapore Technologies Assembly and Test Services, Inc.) alleging patent infringement in respect of certain integrated circuit packages. Amkor is seeking permanent injunction against the Company and its subsidiary, and the award of unspecified damages, including loss of profits. No provision has been made in respect of this lawsuit as the Company believes that the lawsuit is without merit. The Company intends to vigorously defend against the lawsuit. While the Company believes that it has meritorious defenses against the lawsuit, the ultimate resolution of the matter, if unfavorable, could have a material effect on the Company's results of operations.