Form 20-F
period 2001-12-31
ST ASSEMBLY TEST SERVICES LTD
filed 2002-02-28
CIK 1101873

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F
(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2001

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities
    Exchange Act of 1934 For the transition period from          to

    Commission file number 333-93661

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact Name of Registrant as Specified in Its Charter)

                  REPUBLIC OF SINGAPORE                          5 YISHUN STREET 23, SINGAPORE 768442
     (Jurisdiction of Incorporation or Organization)           (Address of Principal Executive Offices)

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

        989,683,485 ORDINARY SHARES (PAR VALUE S$0.25 PER ORDINARY SHARE)
               OF REGISTRANT OUTSTANDING AS OF DECEMBER 31, 2001.

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

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                               PAGE
                                                                                               ----
Item 1.       Identity of Directors, Senior Management and Advisers                              3
Item 2.       Offer Statistics and Expected Timetable                                            3
Item 3.       Key Information                                                                    3
Item 4.       Information on Our Company                                                        16
Item 5.       Operating and Financial Review and Prospects                                      33
Item 6.       Directors, Senior Management and Employees                                        47
Item 7.       Major Shareholders and Related Party Transactions                                 56
Item 8.       Financial Information                                                             58
Item 9.       The Offer and Listing                                                             59
Item 10.      Additional Information                                                            60
Item 11.      Quantitative and Qualitative Disclosures about Market Risk                        67
Item 12.      Description of Securities other than Equity Securities                            68
Item 13.      Defaults, Dividend Arrearages and Delinquencies                                   68
Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds      68
Item 15.      Not applicable                                                                    69
Item 16.      Not applicable                                                                    69
Item 17.      Financial Statements                                                              69
Item 18.      Financial Statements                                                              69
Item 19.      Exhibits                                                                          70
Signatures                                                                                      71

     When we refer to "Singapore dollars" and "S$" in this Annual Report, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to "U.S. dollars," "dollars," "$" and "US$" in this Annual Report, we are referring to United States dollars, the legal currency of the United States. For your convenience, the noon buying rate in the City of New York on December 31, 2001 for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York was S$1.85 per $1.00.

     No representation is made that the Singapore dollar or U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

     Certain of the statements in this Annual Report on Form 20-F, including statements regarding industry growth, are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described in "Item 3. Key Information -- D. Risk Factors."


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable


ITEM 3. KEY INFORMATION


A.   SELECTED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes, and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected consolidated financial data are derived from our consolidated financial statements. Our consolidated financial statements as of December 31, 2000 and 2001 and for the fiscal years ended December 31, 1999, 2000 and 2001, which have been audited by KPMG, independent auditors, are included in "Item 18. Financial Statements." The selected consolidated financial data as of December 31, 1997, 1998 and 1999 and for the fiscal years ended December 31, 1997 and 1998 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for these periods in this Annual Report.

     Our consolidated financial statements are prepared in accordance with U.S. GAAP.

                                                                            YEAR ENDED DECEMBER 31
                                                     -------------------------------------------------------------------
                                                       1997         1998(1)         1999           2000          2001
                                                     --------      --------       --------       --------      ---------
                                                         (in thousands, except per ordinary share and per ADS data)
INCOME STATEMENT DATA:
Net revenues                                         $ 88,373      $113,920       $201,098       $331,271      $ 145,866
Cost of revenues                                       67,848        87,066        132,889        231,944        217,789
                                                     --------      --------       --------       --------      ---------
Gross profit (loss)                                    20,525        26,854         68,209         99,327        (71,923)
                                                     --------      --------       --------       --------      ---------
Operating expenses:
  Selling, general and administrative                  13,858        16,772         28,437         40,798         36,041
  Research and development                              2,157         3,482          7,283         14,636         15,160
  Asset impairments(2)                                     --            --             --             --         23,735
  Prepaid leases written off(3)                            --            --             --             --          3,145
  Stock-based compensation                                 --           384         25,327            448          1,024
  Other general expenses (income), net                     17          (582)            37            (22)           101
                                                     --------      --------       --------       --------      ---------
     Total operating expenses                          16,032        20,056         61,084         55,860         79,206
                                                     --------      --------       --------       --------      ---------
Operating income (loss)                                 4,493         6,798          7,125         43,467       (151,129)
Other income (expense):
  Interest income (expense), net                       (3,307)       (8,244)        (5,534)         8,214          5,222
  Foreign currency exchange gain (loss)                (1,258)          857          1,385          2,018            775
  Other non-operating income (expense), net                62         2,103          2,379          3,525          1,990
                                                     --------      --------       --------       --------      ---------
     Total other income (expense)                      (4,503)       (5,284)        (1,770)        13,757          7,987
                                                     --------      --------       --------       --------      ---------
Income (loss) before income taxes                         (10)        1,514          5,355         57,224       (143,142)
Income tax benefit (expense)                             (159)         (390)          (500)        (2,865)         8,810
                                                     --------      --------       --------       --------      ---------
Net income (loss) before minority interest           $   (169)     $  1,124       $  4,855       $ 54,359      $(134,332)
Minority interest                                          --            --             --             --      $     313
Net income (loss)                                    $   (169)     $  1,124       $  4,855       $ 54,359      $(134,019)
Other comprehensive income:
  Unrealized gain (loss) on available-for-sale
   marketable securities                                   --            --             --             --      $    (303)
  Translation adjustment                             $ (8,839)     $ (1,636)            --             --      $      93
Comprehensive income (loss)                          $ (9,008)     $   (512)      $  4,855       $ 54,359      $(134,229)
Net income (loss) per ordinary share:
  Basic                                              $     --      $     --       $   0.01       $   0.06      $   (0.14)
  Diluted                                            $     --      $     --       $   0.01       $   0.06      $   (0.14)
Net income (loss) per ADS:
  Basic                                              $     --      $   0.02       $   0.06       $   0.56      $   (1.36)
  Diluted                                            $     --      $   0.02       $   0.06       $   0.56      $   (1.36)
Ordinary shares (in thousands) used in per
 Ordinary share calculation:
  Basic                                               368,000       669,671        770,259        962,828        989,083
  Diluted                                             368,000       670,976        786,725        970,631        989,083
ADSs (in thousands) used in per ADS calculation:
  Basic                                                36,800        66,967         77,026         96,283         98,908
  Diluted                                              36,800        67,098         78,672         97,063         98,908

                                                                            YEAR ENDED DECEMBER 31
                                                    --------------------------------------------------------------------
                                                       1997         1998(1)         1999           2000           2001
                                                    ---------      --------       --------       --------       --------
                                                                               (in thousands)

BALANCE SHEET DATA:
Cash and cash equivalents                           $   1,051      $ 12,692       $ 16,568       $141,733       $115,214
Working capital (deficit)                            (140,474)      (24,606)       (74,030)       188,521        109,447
Total assets                                          225,477       236,720        351,965        711,758        576,578
Current installments of obligations under
 capital leases                                            --            --             --             --          2,564
Short-term debt and current installments
 of long-term debt                                    130,165        50,000         67,420         14,799         14,045
Obligation under capital leases, excluding
 current installments                                      --            --             --             --          7,689
Long-term debt, excluding current installments             --        54,282         46,360         29,599         14,045
Shareholders' equity                                   45,706       108,038        141,184        585,197        452,795
Share capital                                          64,900       129,042        129,827        159,461        159,961
Ordinary shares outstanding                            92,000       780,174        785,428        986,172        989,683

------------
(1) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar.

(2) Due to the poor operating results and continued weakness in the semiconductor industry, we initiated a review in the fourth quarter of 2001 to identify long-lived assets whose carrying amounts might not be recoverable. As a result of the review, we recorded asset impairment charges totaling $23,735.

(3) We recorded an impairment charge of $3,145 to write off prepaid leases for testers for which we do not expect to use in the future.


B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable


C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable


D.   RISK FACTORS

     In addition to the other information and risks described elsewhere in this Annual Report, our business is subject to the following risks:


WE EXPERIENCED SUBSTANTIAL LOSSES IN 2001 AND MAY CONTINUE TO DO SO IN THE
FUTURE.

     We suffered substantial operating losses and net losses in 2001 amounting to $151.1 million and $134.0 million, respectively, compared to operating income of $43.5 million and net income of $54.3 million in 2000. In 2001, our cost of revenues exceeded our net revenues resulting in negative gross margins and a gross loss of $71.9 million. We expect to continue incurring operating and net losses in 2002.

     We may incur operating losses and net losses in the future due to a variety of factors, including if the semiconductor industry does not recover from the current downturn or only makes a partial recovery.

DOWNTURNS IN THE SEMICONDUCTOR INDUSTRY HAVE ADVERSELY AFFECTED, AND MAY CONTINUE TO ADVERSELY AFFECT, OUR OPERATING RESULTS.

     Our results from operations are significantly affected by conditions in the semiconductor industry. The market for semiconductors is characterized by:

     -    rapid technological change;

     -    evolving industry standards;

     -    intense competition; and

     -    fluctuations in end-user demand.

     In addition, the semiconductor industry is cyclical and, at various times, has experienced significant downturns because of production over-capacity and reduced unit demand causing rapid erosion of average selling prices and low capacity utilization. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our business would be subject to more intense competition and our results of operations may suffer as a result of the resulting downward pricing pressure and capacity underutilization. The industry began experiencing such a downturn in the fourth quarter of 2000 which continued through 2001. The length and severity of the downturn resulted in continued weakness in our customers' demand and significantly adversely affected our financial results for 2001. If this downturn continues or if there is any future downturn in the semiconductor industry, our business, financial condition and results of operations are likely to be materially adversely affected.


IF WE ARE UNABLE TO INCREASE OUR CAPACITY UTILIZATION RATES, OUR PROFITABILITY WILL BE ADVERSELY AFFECTED.

     As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units we test and assemble. Insufficient utilization of installed capacity can have a material adverse effect on our profitability. In 2001, our capacity utilization rates declined substantially from prior levels, primarily as a result of a decrease in demand for our test and assembly services resulting from a downturn in the overall semiconductor industry, particularly for communications applications. Due to our high level of fixed costs, we suffered negative margins and substantial operating losses and net losses in 2001.

     Our ability to restore or increase our profitability and enhance our gross margins will continue to be dependent, in large part, upon our ability to restore high capacity utilization rates. Capacity utilization rates may be affected by a number of factors and circumstances, including:

     -    overall industry conditions;

     -    installation of new equipment in anticipation of future business;

     -    the level of customer orders;

     -    operating efficiencies;

     -    mechanical failure;

     - disruption of operations due to expansion of operations, introduction of new packages or relocation of equipment;

     -    disruption in supply of raw materials;

     -    changes in product mix; and

     -    fire or other natural disasters.

     We cannot assure you that our capacity utilization rates will be able to return to their former high levels or that we will not be materially adversely affected by a continued decline or future declines in the semiconductor industry, declines in industries that purchase semiconductors or other factors. Any inability on our part to increase our capacity utilization rates could have a material adverse effect on our business, financial condition and results of operations.


A DECREASE IN DEMAND FOR COMMUNICATIONS EQUIPMENT AND PERSONAL COMPUTERS WOULD SIGNIFICANTLY DECREASE THE DEMAND OF OUR SERVICES.

     Substantially all of our net revenues are derived from customers who use our test or assembly services for semiconductors used in communications equipment and personal computers. In 2001, 96.2% of our net revenues was derived from testing and assembly of semiconductors used in such applications. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In 2001, our financial and operating results were substantially affected by a decrease in demand for communications equipment. In addition, the declining average selling price of communications equipment and personal computers places significant pressure on the prices of the components that are used in this equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.


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

     -    changes in our product mix;

     - the rescheduling, cancellation and timing of expenditures in anticipation of future orders;

     -    possible disruptions caused by the installation of new equipment;

     -    the ability to obtain adequate equipment on a timely basis;

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

     For example, during the second quarter of 1998 and again in the fourth quarter of 2000 and throughout 2001, the average selling prices of many of our test and assembly services decreased because of an excess of worldwide capacity relative to demand which resulted in intense competition among independent test and assembly service providers. This resulted in decreased demand for our test and assembly services which adversely impacted our financial results. We expect intense competitive conditions to continue. If we cannot offset declines in selling prices by reducing our costs of delivering those services, increasing the number of units tested or assembled, or shifting our focus to higher margin test and assembly services, our business, financial condition and results of operations could be adversely affected. See "Item 5. Operating and Financial Review and Prospects - Quarterly Results."


OUR PROFITABILITY IS AFFECTED BY AVERAGE SELLING PRICES WHICH TEND TO DECLINE.

     Decreases in the average selling prices of our test and assembly services can have a material adverse effect on our profitability. The average selling prices of test and assembly services have declined historically, with assembly services in particular experiencing severe pricing pressure. This pricing pressure for test and assembly services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes tested or assembled, or by shifting to higher margin test and assembly services. If we are unable to do so, our business, financial condition and results of operations could be materially adversely affected.


DECISIONS BY OUR INTEGRATED DEVICE MANUFACTURER OR IDM CUSTOMERS TO CURTAIL OUTSOURCING MAY ADVERSELY AFFECT OUR COMPANY.

     Historically, we have been dependent on the trend in outsourcing of test and assembly services by IDMs. Our IDM customers continually evaluate our services against their own in-house test and assembly services. As a result, at any time, IDMs may decide to shift some or all of their outsourced test and assembly services to internally sourced capacity. Any such shift or a slowdown in this trend of outsourcing test and assembly services is likely to adversely affect our business, financial condition and results of operations.

     In a downturn in the semiconductor industry, IDMs may respond by shifting some outsourced test and assembly services to internally serviced capacity on a short term basis. This would have a material adverse effect on our business, financial condition and results of operations, especially during a prolonged industry downturn.

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

     We are dependent on a small group of customers for substantially all of our net revenues. Our ten largest customers accounted for 89.5%, 88.3% and 85.6% of our net revenues in 1999, 2000 and 2001, respectively. In the year ended December 31, 2001, our three largest customers, Analog Devices, Broadcom and Marvell, each represented in excess of 10% of our net revenues and in the aggregate represented 51.9% of our net revenues. In 1999, 2000 and 2001, 76.0%, 78.0% and 78.4% of our net revenues came from customers based in the United States. We anticipate that for the foreseeable future our ten largest customers, which includes our affiliate, Chartered Semiconductor, will continue to account for most of our net revenues and that we will continue to be significantly dependent on net revenues from customers based in the United States. Our ability to retain these customers, as well as other customers, and to add new customers is important to the ongoing success of our company. The loss of one or more of our key customers, or reduced orders from any of our key customers, could have a material adverse effect on our business, financial condition and results of operations. See "Item 4. Information on the Company - Customers."


OUR CUSTOMERS ARE NOT CONTRACTUALLY OBLIGATED TO BUY OUR SERVICES OR PRODUCTS AND DO NOT PLACE ORDERS IN ADVANCE. WE DO NOT HAVE SIGNIFICANT BACKLOG.

     Almost none of our customers are obligated, pursuant to any contractual commitment or otherwise, to purchase any minimum amount of our test or assembly services or to place orders far in advance or to provide us with binding forecasts for any period. As a result, we have no significant backlog. The lack of significant backlog makes it difficult for us to forecast our net revenues for any future period. We expect that in the future, net revenues in any quarter will continue to be substantially dependent on orders placed within that quarter. Moreover, all of our customers operate in the cyclical semiconductor industry and have varied, and may continue to vary, order levels significantly from period to period. In addition, our customers are generally not responsible for any unused raw materials that result from a forecast exceeding actual orders. Accordingly, we cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as they had in prior periods.


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

WE EXPECT TO INCUR SIGNIFICANT CAPITAL EXPENDITURES IN THE FUTURE AND THEREFORE MAY REQUIRE ADDITIONAL FINANCING IN THE FUTURE.

     Our capital expenditures are largely driven by the demand for our services. Our capital expenditures declined from $276.9 million in 2000 to $62.4 million in 2001 primarily as a result of the substantial drop in demand for our services. To grow our business, we will need to increase our test and assembly capacity as well as replace existing equipment from time to time. This will require substantial capital expenditures for additional equipment and further expenditure to recruit and train new employees. These expenditures will likely be made in advance of increased sales. We cannot assure you that our net revenues will increase after these expenditures. Our failure to increase our net revenues after these expenditures could have a material adverse effect on our business, financial condition and results of operations.

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


WE MAY NOT BE SUCCESSFUL IN OUR ACQUISITIONS AND INVESTMENTS IN OTHER COMPANIES AND BUSINESSES.

     As part of our growth strategy, from time to time, we may make acquisitions and investments in companies or businesses. For example, in 2001, we acquired a majority interest in Winstek Semiconductor Corporation, or Winstek, to enhance our position in the Taiwanese market. The success of our acquisitions and investments depends on a number of factors, including:

     - our ability to identify suitable opportunities for investment or acquisition;

     - whether we are able to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;

     - the extent to which we are able to exercise control over the acquired company;

     - the economic, business or other strategic objectives and goals of the acquired company compared to those of our company; and

     - our ability to successfully integrate the acquired company or business with our company.

     If we are unsuccessful in our acquisitions and investments, our financial condition may be materially adversely affected.

WE HAVE ENTERED INTO A NUMBER OF FINANCING ARRANGEMENTS THAT IMPOSE LIMITATIONS ON OUR ACTIONS.

     Our loan agreement with the Economic Development Board restricts us from paying dividends, from incurring further indebtedness or creating any security interests, from making equity investments and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of our company, in each case without prior lender consent. Our medium term note program, or MTN Program, limits our ability to pay dividends while the interest on the notes is unpaid and to create security interests to secure our indebtedness.

     As a result of these limitations, we may encounter difficulties obtaining the required consents from our existing lenders to conduct our business, in particular, to obtain the necessary financing to maintain or grow our business, on a timely basis or at all. This could have a material adverse effect on our business, financial condition and results of operations.


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


WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

     The independent semiconductor test and assembly service industry is very competitive and diverse and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry comprises both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors that are much larger in size than us. These competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ASE Test Limited, ASAT Holdings Limited, ChipPAC Incorporated and Siliconware Precision Industries Co., Ltd. Their facilities are primarily located in Asia.

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

     - their desire to realize higher utilization of their existing test and assembly capacity;

     -    their unwillingness to disclose proprietary technology;

     -    their possession of more advanced testing or assembly technologies;
          and

     -    the guaranteed availability of their own test and assembly capacity.

     We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our customers will not rely on internal sources for test and assembly services, or that our business, financial condition and results of operations will not be adversely affected by such increased competition.

OUR INTELLECTUAL PROPERTY IS IMPORTANT TO OUR ABILITY TO SUCCEED IN OUR BUSINESS BUT MAY BE DIFFICULT TO PROTECT.

     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. We currently have 13 issued patents and we have applied for 30 additional patents in the United States and certain other countries. We cannot assure you that any of our filed applications for patents will be granted, or, if granted, will not be challenged, invalidated or circumvented or will offer us any meaningful protection. Further, we cannot assure you that the Asian countries in which we market our products will protect our intellectual property rights to the same extent as the United States. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our assembly services, or that any confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate protection. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.


WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY RIGHTS DISPUTES.

     Our ability to compete successfully will depend, in part, on our ability to operate without infringing the proprietary rights of others. When we are aware of intellectual property of others that may pertain to or affect our business, we will attempt to either avoid such processes, cross-license, or otherwise obtain certain process or package technologies that we feel are required. However, we have no means of ascertaining what patent applications have been filed in the United States until they are granted. In addition, we may not be aware of the intellectual property rights of others or be familiar with the laws governing such rights in certain countries in which our products are or may be sold. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims.

     On February 20, 2001, a lawsuit was filed by Amkor Technology, Inc. against us and our subsidiary, ST Assembly Test Services, Inc., or STATS Inc., alleging patent infringement in respect of certain integrated circuit packages. On September 7, 2001, we announced that we had settled the lawsuit. We cannot assure you that we will be able to settle any future claims against us on terms that are acceptable to us or at all.

     In the event that any valid claim is made against us, we could be required to:

     -    stop using certain processes;

     -    cease manufacturing, using, importing or selling infringing packages;

     -    pay substantial damages;

     -    develop non-infringing technologies; or

     -    attempt to acquire licenses to use the infringed technology.

     It is the nature of the semiconductor industry that, from time to time, we may receive communications alleging that we have infringed intellectual property rights of others. We may also, from time to time, receive from customers requests for indemnification against pending or threatened infringement claims. Recently, we received two requests for indemnification from one of our major customers. We do not believe that the resolution of these requests for indemnification will have a material adverse effect on our business or financial condition. However, we cannot assure you that the resolution of these requests or any future allegations or requests for indemnification will not have a material adverse effect on our business or financial condition.

     Although, in the above instances and in the future we may seek licenses from or enter into agreements with third parties covering the intellectual property that we are allegedly infringing, we cannot guarantee that any such licenses could be obtained on acceptable terms, if at all. We may also have to commence lawsuits against companies who infringe our intellectual property rights. Such claims could result in substantial costs and diversion of our resources.

     Should any of the disputes described above occur, our business, financial condition and results of operations could be materially adversely affected.


SINGAPORE TECHNOLOGIES PTE LTD CONTROLS OUR COMPANY AND THEREBY MAY DELAY, DETER OR PREVENT ACTS THAT WOULD RESULT IN A CHANGE OF CONTROL.

     As of January 31, 2002, Singapore Technologies Pte Ltd beneficially owned approximately 71.9% of our ordinary shares. As of January 31, 2002, Temasek Holdings (Private) Limited directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held. As a result, Singapore Technologies Pte Ltd is able to exercise direct or indirect control over matters requiring shareholder approval. Matters that typically require shareholder approval include, among other things:

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


A CHANGE IN CONTROL OF OUR COMPANY COULD RESULT IN A BREACH OF CERTAIN OF OUR AGREEMENTS.

     The provisions of our loan agreement with the Economic Development Board restrict us from, among others, undertaking any form of reconstruction which would result in a change in control of our company. Our MTN Program provides that noteholders may require us to redeem the notes if Singapore Technologies Pte Ltd ceases to hold, directly or indirectly, at least 51% of our issued share capital. From time to time, we may agree to similar terms in our financing or other arrangements. We cannot assure you that Singapore Technologies Pte Ltd will not directly or indirectly reduce its shareholding in our company to an extent that would result in a breach of these agreements, or any future agreements we may enter into. If this were to occur, our financial condition may be materially adversely affected. This restriction may also limit our ability to raise funds through the issuance of equity or equity-linked securities.


WE MAY HAVE CONFLICTS OF INTEREST WITH OUR AFFILIATES.

     In the past, a substantial portion of our financing, as well as our net revenues, have come from our affiliates, and we have paid a management fee to Singapore Technologies Pte Ltd for certain services. We will continue to have certain contractual and other business relationships and may engage in material transactions with the Government of Singapore, companies within the Singapore Technologies Group (including Chartered Semiconductor which is one of our key customers) and EDB Investments Pte Ltd or EDBI. Sales to our affiliate, Chartered Semiconductor, in 1999, 2000 and 2001 were approximately 16.4%, 7.3% and 5.6%, respectively, of our net revenues. Although all new material related party transactions generally require the approval of the Audit Committee and in certain circumstances may also require separate approval of a majority of our Board of Directors, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, both EDBI and Singapore Technologies Pte Ltd make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. For example, affiliates of Singapore Technologies Pte Ltd have investments in United Test Assembly Center
(S) Pte Ltd, a Singapore-based provider of semiconductor assembly and testing services for semiconductor logic/ASIC and memory products. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any conflicts of interest will be resolved in our favor. See "Item 7. Major Shareholders and Related Party Transactions."


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


WE NEED A CLEAN ROOM ENVIRONMENT FOR OUR OPERATIONS.

     Our testing and assembly operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our testing or assembly environment, our test or assembly equipment may become nonfunctional or the semiconductors we test and assemble may be defective. See "Item 4. Information on the Company - B. Business Overview - Quality Control." If we experience prolonged interruption in our operations due to problems in the clean room environment, this could have a material adverse effect on our business, financial condition and results of operations.


OUR FAILURE TO COMPLY WITH CERTAIN ENVIRONMENTAL REGULATIONS COULD REQUIRE US TO SPEND ADDITIONAL FUNDS AND COULD SERIOUSLY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATION.

     We are subject to a variety of laws and regulations in Singapore relating to the use, storage, discharge and disposals of chemical by-products of, and water used in, our packaging process. While we believe that we are currently in compliance with such laws and regulations, failure to comply with such laws and regulations in the future could subject us to liabilities that may have an adverse effect on our financial condition and results of operations.


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


OUR RESEARCH AND DEVELOPMENT INVESTMENTS MAY NOT YIELD PROFITABLE AND COMMERCIALLY VIABLE PACKAGES OR TEST SERVICES AND THUS WILL NOT NECESSARILY RESULT IN INCREASES IN REVENUES FOR OUR COMPANY.

     We invest significant resources in research and development. Our research and development expenses were approximately $7.3 million in 1999, $14.6 million in 2000 and $15.2 million in 2001. However, our research and development efforts may not yield commercially viable packages or test services. The qualification process for new packages and test services is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages or test services, a significant amount of time will have elapsed between our investment in new packages or test services and the receipt of any related revenues.

WE MAY BE AFFECTED BY SIGNIFICANT FLUCTUATIONS IN EXCHANGE RATE.

     Our financial statements are prepared in U.S. dollars. Our net revenues are generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars and other currencies. As a result, we are affected by fluctuations in foreign currency exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar and other currencies. For example, substantially all of our revenues and the majority of our cost of revenues are denominated in U.S. dollars. In 2001, if the Singapore dollar had strengthened against the U.S. dollar by 2.0%, our cost of revenues would have increased by approximately 0.8%. Likewise, if the Singapore dollar had weakened against the U.S. dollar by 2.0%, our cost of revenues would have decreased by approximately 0.8%. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. Any significant fluctuation in currency exchange rates may harm our company.


TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED IN THE UNITED STATES IN NEW YORK AND WASHINGTON, D.C. ON SEPTEMBER 11, 2001, AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE MARKETS ON WHICH OUR SECURITIES TRADE, THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

     Terrorist attacks may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses and these attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and expensive. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.


ITEM 4. INFORMATION ON OUR COMPANY

A.   HISTORY AND DEVELOPMENT OF OUR COMPANY

     ST Assembly Test Services Ltd was incorporated in Singapore as a limited liability company on October 31, 1994 and began operations in January 1995.

     In February 2000, we completed our initial public offering. Our ordinary shares are listed on the Singapore Exchange Securities Trading Limited or SGX-ST (SGX-ST: ST Assembly) and our ADSs are quoted on the Nasdaq National Market or Nasdaq (NASDAQ: STTS). Our registered office is at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore, Telephone:(65) 6824 5885, Facsimile:
(65) 6824 9006, Website: www.stts.com, and our agent for service in the United States is the current Company Secretary of ST Assembly Test Services, Inc., 1768 McCandless Drive, Milpitas, CA. 95035, United States of America, Telephone: (1
408) 586-0600 Fax: (1 408) 586-0601. Our principal place of operations is in Singapore and our global operations are mainly carried out in the United States, United Kingdom, Japan, Germany and Taiwan.


B.   BUSINESS OVERVIEW

     We are a leading independent provider of a full range of semiconductor test and assembly services, including:

     - TEST SERVICES: including final testing and wafer probe, on a diverse selection of test platforms, as well as test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel;

     - ASSEMBLY SERVICES: for leaded and array packages, as well as assembly related services such as package design and leadframe and substrate design; and

     - PRE-PRODUCTION AND POST-PRODUCTION SERVICES: such as package, test software and related hardware development and drop shipment services.

     We are a leader in testing mixed-signal semiconductors, while offering our customers a full range of test and assembly services for most types of semiconductors, including high performance digital semiconductors. We provide these test and assembly services to semiconductor companies which do not have their own manufacturing facilities (fabless companies), vertically integrated device manufacturers (IDMs), and independent semiconductor wafer foundries (foundries). In the year ended December 31, 2001, 46.2% of our net revenues were from test services and 53.8% of our net revenues were from assembly services.

     Most of our test and assembly services are provided at our headquarter facility in Singapore. We believe that our Singapore location provides us with an ideal stable base. However, we have built, and will continue to consider building or developing, additional facilities in other locations in order to provide our customers with more access to our services. Through our 51% owned subsidiary, Winstek, we provide test services in Taiwan. Our two wholly-owned subsidiaries in the United States, STATS Inc. and FastRamp Test Services, Inc., or FastRamp, provide sales and marketing, design support, research and development, high-end engineering and pre-production test services and tester rental services to customers in the United States. We also have two assembly design centers in Arizona and California, in the United States and two test development centers in California and in Surrey, in the United Kingdom.


SEMICONDUCTOR INDUSTRY BACKGROUND

     Semiconductors are critical components used in an increasingly wide variety of applications such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly.

     According to a November 2001 report by the Semiconductor Industry Association, or SIA, total worldwide semiconductor device market revenue dropped from $204.4 billion in 2000 to $140.7 billion in 2001 as the industry experienced a cyclical downturn due to inventory overhang and an overall decline in semiconductor demand. However, in its November 2001 report, SIA predicts that worldwide semiconductor revenues will grow at a compounded annual growth rate of 15.8% between 2001 and 2004, reaching a total market size of $218.3 billion in 2004. As a consequence of the cyclical nature of the semiconductor industry, SIA may announce revised forecasts from time to time. We do not have any obligation to announce or otherwise make publicly available updates or revisions to these forecasts.


SEMICONDUCTOR MANUFACTURING PROCESS

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

     Assembly. Assembly protects the semiconductor, facilitates its integration into electronic systems and enables the dissipation of heat. In the assembly process, the wafer is diced into individual dies that are then attached to a substrate with an epoxy adhesive. Leads on the substrate typically are then connected by extremely fine gold wires to the input/output, or I/O, terminals on the die through the use of automated equipment known as "wire bonders." Each die is then encapsulated in a molding compound, thus forming the package.

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


TRENDS TOWARD OUTSOURCING

     Historically, IDMs conducted most of the manufacturing process in their own facilities, outsourcing only the lower-technology aspects of the process and keeping advanced or proprietary technology in-house.

     Fabless semiconductor companies, which concentrated their efforts and resources on the design, marketing and sale of semiconductors, emerged in the mid-1980s. Fabless companies outsource virtually every step of the production process - fabrication, packaging and testing - to independent companies, allowing them to utilize the latest test and assembly technology without committing significant amounts of capital and other resources to manufacturing.

     In response to competition from fabless companies, IDMs began utilizing outsourcing as a means of cost-effective access to state-of-the-art technology, faster time to market and lower unit costs. This has enabled IDMs to streamline their operations and consider divestment of existing facilities. Given the IDMs' significant market share in the semiconductor market and increasing comfort with outsourcing advanced technology, this trend presents a significant opportunity for independent test and assembly providers.

     Several benefits of outsourced test and assembly services continue to drive growth in the industry:

     Technological sophistication and complexity. The increasing technological complexity of semiconductors, including systems-level semiconductors which integrate multiple functions onto a single semiconductor, has driven the need for increasingly complex test and assembly services able to support these devices. More sophisticated semiconductors require an increasing number of I/Os, higher operating speed, higher thermal dissipation and smaller form-factors. As a result, testing and assembly is increasingly being seen as an enabling technology critical to the overall advancement of semiconductor designs.

     Independent providers of test and assembly services have now developed extensive and advanced expertise in the area and have dedicated substantial resources toward technological innovation. They are able to spread the cost of development efforts over a broad range of customers and products and offer leading technologies below the internal costs of IDMs. As IDMs have found it difficult to keep pace with test and assembly technology while maintaining a leading position in the general semiconductor industry, they are increasingly relying on independent test and assembly service providers.

     Time to market. As the semiconductor market becomes increasingly competitive and product life cycles decrease, semiconductor companies are seeking to shorten their time to market. Semiconductor companies frequently do not have the time to optimally develop the necessary in-house test and assembly capabilities to implement these solutions for rapid product rollouts in volume. Instead, semiconductor companies are turning to independent test and assembly service providers to quickly deliver new products to the market. To further accelerate the process, semiconductor companies are also increasingly requiring that test and assembly functions be performed at the same location.

     Asset utilization. The testing and assembly of semiconductors is a complex process that requires substantial capital investment in specialized equipment and facilities. Faced with shorter product life cycles and more frequent new product introductions, it is becoming more difficult for IDMs to sustain high levels of capacity utilization of their test equipment. Therefore, to maximize allocation of limited resources, reduce capital expenditures and control research and development costs, IDMs are increasingly turning to the outsourcing of test and assembly services. By comparison, independent test and assembly companies can allocate their fixed cost investments across a wider portfolio of customers and products to maximize capacity utilization and extend the useful life of equipment. Additionally, independent providers are able to reduce costs through the realization of economies of scale in their purchasing activities.


OUR SERVICES

     We are in the semiconductor backend outsource business. We offer full backend turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. In 2001, 46.2% of our net revenues were from test services and 53.8% of our net revenues were from assembly services.


TEST SERVICES

     We offer wafer probe and final testing on many different platforms, covering at least 15 of the major test platforms in the industry. Final testing is the last stage in semiconductor production which involves using sophisticated test equipment and customized software programs to electronically test a number of attributes of packaged semiconductors for functionality. Wafer probe is the step immediately prior to the assembly of semiconductors and involves electrical testing of the processed wafer for defects. Wafer probe services require similar expertise and testing equipment to that used in final testing, and several of our testers (with the substitution of different handlers or probers) are used for wafer probe services. To date, substantially all wafer probe has been performed for customers whose wafers are then assembled by us.

     We have invested in state-of-the-art testing equipment that allows us to test a broad variety of semiconductors, especially mixed-signal and high performance digital devices.

     Mixed-signal Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable set-top boxes; and wireless telecommunications products such as cellular phones, base stations and Bluetooth(TM) devices. Bluetooth(TM) is a technology that enables short range wireless communication between different electronic appliances. We are a member of the Bluetooth(TM) Special Interest Group (SIG). We also test mixed-signal semiconductors for computer and consumer components including audio devices, CD-ROM, hard disk drive controllers, DVD drives and game consoles.

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

     Memory Testing. We provide wafer probe services covering a variety of memory devices including static and non-volatile memories.

The following table sets forth, for the periods indicated, the percentage of our net revenues from testing services by type of semiconductor.

                                YEAR ENDED DECEMBER 31
                          -------------------------------
                          1999          2000         2001
                          -----        -----        -----
Mixed-signal               72.4%        76.0%        84.3%
Digital                    26.8         23.5         15.1
Memory                      0.8          0.5          0.6
                          -----        -----        -----
                          100.0%       100.0%       100.0%
                          =====        =====        =====

Test-Related Services.

     We offer a variety of additional test-related services, including:

     - "Burn-in process support." Burn-in is the process of electrically stressing semiconductors, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal semiconductors. During burn-in process support, we perform an analysis of burn-in rejects in order to determine the cause of failure.

     - "Reliability testing." Reliability testing is the process of testing a semiconductor to evaluate its life span. It is performed on a sample of devices that have passed final testing.

     - "Thermal and electrical characterization." Thermal and electrical characterization is the process of testing a semiconductor for performance consistency under thermal and electrical stress.

     - "Dry pack." Dry pack is the process of baking the semiconductors in order to remove moisture before packing and shipment to customers.

     - "Tape and reel." Tape and reel is the process of transferring semiconductors from tray or tube into a tape-like carrier on reel format for shipment to customers. Tape and reel is desired for high throughput pick and placement of components.

ASSEMBLY SERVICES

     We offer a broad range of array and leaded packages designed to provide customers with a full range of packaging solutions and full backend turnkey services. Packaging serves to protect the die and facilitate electrical connection and heat dissipation. As part of customer support on assembly services, we also offer complete package design, electrical and thermal simulation, measurement and design of leadframes and substrates.

     Our current and ongoing investment is in line with our packaging development focus which has primarily been on high-pin count surface mount technology, or SMT, packages. SMT packages typically incorporate leads or interconnects which are soldered to the surface of the printed circuit board rather than inserted into holes, as is the case in older plated-through-hole, or PTH, technology packages. SMT packages accommodate a substantially higher number of leads than PTH packages, enabling greater package integration, and a reduction in the area dimensions of the printed circuit board. Because SMT enables higher pin counts on a semiconductor device, SMT is typically the preferred technology for most advanced semiconductors.

     Our SMT packages are divided into three families: standard leadframe, enhanced leadframe and array. The differentiating characteristics of our packages include the size of the package, the number of electrical connections or interconnects the package can support, the means of connection to the printed circuit board and the thermal and electrical characteristics of the package.

     Standard Leadframe Packages. Standard leadframe packages, which are the most widely recognized package types, are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. The semiconductor die is connected to the metal leads by extremely fine gold wires in a process known as wire bonding.

     We focus on high performance, thin profile and near chip scale leadframe packages. Our standard leadframe packages are used in a variety of applications, including mobile phones, notebook computers and networking systems.

     The following table summarizes our standard leadframe packages.

                               NUMBER OF
PACKAGE FORMAT                   LEADS                     DESCRIPTION                          TYPICAL APPLICATIONS
--------------                 ---------                   -----------                          --------------------
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

Metric Quad Flat Package        64-240        Traditional QFP designed for ASICs,          Access/LAN equipment,
 or MQFP                                      FPGAs and DSPs                               multimedia and mass storage

Plastic Leaded Chip              44-84        Traditional leadframe package designed       PC, access equipment and
 Carrier or PLCC                              for applications that do not have space      multimedia
                                              constraints and do not require a high
                                              number of interconnects

     Enhanced Leadframe Packages. Our enhanced leadframe packages are similar in design to our standard leadframe packages but are generally thinner and smaller and have advanced thermal and electrical characteristics which are necessary for many of the leading-edge semiconductors designed for communications applications.

     The following table summarizes our enhanced leadframe packages.

                                  NUMBER OF
PACKAGE FORMAT                      LEADS                   DESCRIPTION                          TYPICAL APPLICATIONS
--------------                    ---------                 -----------                          --------------------
Quad Leadless Package or QLP         8-64         Lead frame based near chip scale            Mobile phone, PDA, GPS and
                                                  package                                     multimedia

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

Heat Sink Quad Flat Package       100-240         Thermally enhanced QFP with 80%             Base station, PC/graphics and
 or HQFP                                          greater thermal dissipation than MQFP       multimedia

Exposed Pad Thin Shrink Small       14-38         Thermally enhanced TSSOP with 30%           Mobile Phone, mass storage
 Outline Package or EPTSSOP                       greater thermal dissipation than TSSOP      multimedia and PDA

Stacked Die Quad Flat Package      64-176         Compact multiple die designed for           Mobile phone, PDA, GPS, Disk
 or SDQFP                                         space constrained applications              drive and multimedia

     Array Packages. Our array packages include Ball Grid Array or BGA packages which employ leads, also known as interconnects, on the bottom of the package in the form of small bumps, or balls, in a matrix or array pattern. These BGA packages utilize a plastic laminate or film tape based substrate rather than a leadframe substrate. The BGA format enables a higher density of interconnects within a smaller surface area.

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

     Our BGA packages are typically used in semiconductors that require enhanced performance, including digital signal processors or DSPs, microprocessors and microcontrollers, application-specific integrated circuits or ASICs, FPGAs, memory and PC chip sets. Our BGA packages typically have between 16 and 900 balls.

     Several of these packages have been developed as Chip Scale Packages or CSPs. The emphasis of these packages is on low profile, small footprint and lightweight characteristics. These are ideal for medium pin- count applications which require dense arrays in very small package sizes such as hand-held wireless equipment, mobile base stations and digital photography.

     In its January 2002 report, Electronic Trends predicts that from 2001 to 2005, BGA packaging revenues will grow at a rate of 16.3% to a total market size of around $8,877 million. Chip scale packaging revenues are predicted to grow at a rate of 26.4% to reach a total market size of $4,297 million in 2005. This is compared to forecasted revenue growth for all packages of 12.6% over the same time period. As a consequence of the cyclical nature of the semiconductor industry, Electronic Trends may announce revised forecasts from time to time. We do not have any obligation to announce or otherwise make publicly available updates or revisions to these forecasts.

     Our BGA packages (including CSPs) are described below:

                                  NUMBER OF
PACKAGE FORMAT                      BALLS                     DESCRIPTION                        TYPICAL APPLICATIONS
--------------                    ---------                   -----------                        --------------------
Tape Chip Scale Package             72-256         CSP BGA characterized by flex-tape       Mobile phone, PDA and
 or TCSP                                           substrate for high density circuits      multimedia

Stacked Die BGA or SDBGA            80-160         Compact multiple die designed for        Mobile phone, PDA and
                                                   space constrained applications           multimedia

Tape Enhanced Plastic              256-600         BGA characterized by a flex-tape         WAN/LAN equipment and base
 BGA or TBGA                                       substrate replacing the laminate         station
                                                   substrate

Enhanced BGA or EBGA               256-600         High pin count, thermally enhanced       WAN/LAN equipment and base
                                                   BGA package suitable for high power      station
                                                   applications which utilize heat
                                                   sinks for thermal dissipation

Small Thin Plastic BGA              16-324         Smaller and thinner BGA designed         Mobile phone, PDA, GPS and
 or STPBGA                                         for applications which are space         multimedia
                                                   constrained and require electrical
                                                   performance

Plastic Ball Grid Array            208-492         Electrically enhanced BGA package        Access/ LAN equipment,
 or PBGA                                           designed for high I/O replacement        PC/graphics and base station

Matrix Tape Chip Scale Package      16-180         Thin (<1.0mm) and highly dense CSP       Mobile phone, PDA and multimedia
 BGA or TCSP-M                                     BGA using a flexible tape substrate

Low Profile Small Thin Plastic      16-324         CSP BGA characterized by a thin          Mobile phone, PDA and multimedia
 BGA or STPBGA-L                                   core laminate substrate

Exposed Drop-in Heat Spreader      208-600         Thermally Enhanced PBGA with 20%         Access/LAN/PC/graphics and base
 Plastic BGA or XDPBGA                             greater thermal dissipation than         station equipment
                                                   PBGA

Multi Chip Module Plastic BGA       80-600         BGA integrated with two or more          Access/LAN/PC graphics and base
 or MCMBGA                                         multiple die within a PBGA or STPBGA     station equipment

     In response to certain governmental and industry trends toward environmentally friendly products, our assembly operations introduced a green molding compound and set up a dedicated lead-free line. This line processes lead-free packaging for our leaded packages using a pure tin solder alternative. We introduced lead-free array packaging in 2001.

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

     We have improved our fine pitch wire bonding capability to handle up to 50(mu)m in-line bond pad pitch and 80/40 (mu)m staggered bond pitch in response to industry trends toward fine line and space wafer fabrication technology. We have also established complete handling and packaging processes for GaAs semiconductors.


PRE-PRODUCTION AND POST-PRODUCTION SERVICES

     We have developed and enhanced our pre-production and post-production services to provide a total solution for our customers. Our pre-production services for assembly include package development, and for testing include software and hardware development. In addition, we have recently established FastRamp, which provides an extended range of pre-production volume testing services. We also provide post-production drop shipment services for our customers.

     Package Development. Our package development group interacts with customers early in the design process to optimize package design and manufacturability. For each project, our engineers create a design strategy in consultation with each customer to address the customer's requirements, package attributes, design guidelines and previous experience with similar products. After a design is finished, we provide quick-turn prototype services. By offering package design and prototype services, we can reduce our customer's development costs, accelerate time-to-volume production and ensure that new designs can be properly packaged at a reasonable cost. We offer these services at our facilities in Singapore, Arizona and California.

     Test Software and Hardware Development. We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization. Generally, testing requires customized software to be developed for each particular semiconductor device. Software is typically provided by the customer and may be converted by us for use on one or more of our tester platforms. Once a conversion test program has been developed, we correlate the test software through "test program verification." During this test program verification process, which typically takes from two days to two weeks, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. Customer feedback on the test results enables us to adjust the conversion test programs accordingly prior to actual production testing. We then assist our customers in collecting and analyzing the test results and develop engineering solutions to improve their design and production process. We also provide customers with test development services where we will create a test plan based on their specifications. Once the test plan is approved by the customer, we design the test fixtures, or parameters, and develop the test program. Once the test programs are developed, we perform the device characterization to enable our customer to determine the optimum conditions for their device performance. We offer these services at our facilities in Singapore, California and Surrey, United Kingdom.

     FastRamp. In October 2001, we established our wholly-owned subsidiary, FastRamp in Silicon Valley, to deliver an extended range of high-end pre-production test services to new and existing customers. FastRamp commenced operations in January 2002, providing test hardware and software development, pre-production volume testing services, tester rentals and a unique customer-to-lab-to-factory relay for fast production offloads and capacity coordination. At our customers' request, certain finished and piloted test programs are then transferred to our facility in Singapore for full production. As FastRamp offers a similarly configured and substantial range of tester platforms, handlers, probers, interface hardware and manufacturing processes as our Singapore facility, this transfer is relatively seamless.

     Drop Shipment Services. We provide full drop shipment services including the delivery of final tested semiconductors to our customers' end-customers in any part of the world. We either directly bill our customers for the cost of drop shipment or incorporate this into the price of our services.

RESEARCH AND DEVELOPMENT

     Our research and development efforts are focused on developing test and assembly services required by our existing customers and that are necessary to attract new customers. We spent approximately $7.3 million in 1999, $14.6 million in 2000 and $15.2 million in 2001 on research and development. We currently employ 154 dedicated professionals for packaging and test development. We consider this as a core element of our total service offering and expect to continue to invest significant resources in research and development.

     Test Services. We focus on developing new technologies, software and processes to enhance efficiency and reliability and to shorten test times. These include multi-site testing, strip testing, test program optimization and hardware improvements designed to permit improved utilization of existing test equipment. When necessary we also design and build specialized equipment that is not available from outside vendors. Our test development centers are an important part of our research and development efforts and are utilized to develop and debug test software prior to production, complete test software conversions and offer our customers continuous access to our development capabilities. We currently have test development centers located in Singapore, California and Surrey, United Kingdom.

     Assembly Services. We have established a dedicated group of engineers whose primary focus is the development and improvement of materials and process technology as well as development of new and advanced packages. Because we typically offer our assembly services to our existing test customers, we are in a position to better understand their packaging needs. As a result, we focus our assembly research and development efforts in part on developing packages tailored to their individual requirements. These efforts take place at our assembly development centers located in Singapore, California and Arizona.

     We have a number of advanced packages under development to support our customers' need for high performance packages. Our development roadmap includes flip chip technology and comprises build-up substrate, wafer bumping and passive integration technology components. Flip chip technology can be used in both low pin count as well as high pin count packages. It is a particularly ideal solution for devices that require more than 1,000 interconnects in a relatively small package. Build-up substrates deliver even higher interconnect density without compromising thermal and electrical performance. We believe flip chip packages will find increasing application in high-end communications equipment such as switches and routers as well as high-end PCs.

     We also have next generation CSPs both under development and in qualification which incorporate lead-frame, laminate and tape technologies. The emphasis in the development of such packages is on low-profile, small footprint and light weight characteristics. These packages are used particularly in hand-held wireless communications equipment. These products are extremely useful for all hand-held devices including mobile station modems, base-band circuits and memories.

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

     In 2001, we developed and introduced a number of new packages, including:

     -    Quad Leadless Package or QLP

     -    Exposed Pad Thin Shrink Small Outline or EPTSSOP

     -    Exposed Pad Quad Flat Package or EPQFP

     -    Tape Ball Grid Array or TBGA

     -    Tape Chip Scale Package or TCSP

     -    Matrix Tape Chip Scale Package BGA or TCSP-M

     -    Stacked Die Quad Flat Package or SDQFP

     We will continue to develop and introduce advanced packaging that meets the requirements of our customers.


SALES AND MARKETING

     We believe we are industry leaders in the testing of mixed-signal semiconductors. The goal of our marketing strategy is to expand our customer base by extending our mixed-signal expertise into new customer and product segments. In particular, as mixed-signal devices become more prevalent, we intend to increase our share of high-end digital consumer end-markets.

     We also aim to provide our customers with a total solution built around our mixed-signal testing core competency. This involves a full backend turnkey offering including wafer sort, assembly and test. We have been, and continue to be, active in developing an advanced range of packages to match our advanced testing capability.

     Our close working relationship with multiple foundries means we can also provide full turnkey services from wafer fabrication to drop shipment. We believe the Singapore government's long term plan of making Singapore a foundries hub is an added advantage to our full turnkey strategy.

     We market our services through direct sales forces strategically located in Singapore, Taiwan, Japan, Germany, the United Kingdom and the United States.

     Pricing Policy. We price our test services principally on the length of tester CPU time used, typically referred to as test time on per-second basis. The price of test time is a function of tester platform and hardware configuration, which are usually determined by our customers based on the function and complexity of a particular semiconductor device. In general, the test time for a complex semiconductor device will be longer than a less complex semiconductor device. Wafer probe pricing is determined by similar factors. Any reduction in test time by optimization of test program or optimum hardware configuration will mean savings for our customer.

     Assembly services are priced competitively against the market and vary depending on such factors as package complexity and material cost. Design costs are not material but when incurred may be charged to a customer separately or built into the unit price.


CUSTOMERS

     We provide test and assembly services to a growing number of customers worldwide consisting primarily of fabless companies, IDMs and foundries.

     Our ten largest customers accounted for 89.5%, 88.3% and 85.6% of our net revenues in 1999, 2000 and 2001. In 2001, our three largest customers, Analog Devices, Broadcom and Marvell each represented in excess of 10% of our net revenues and in the aggregate represented 51.9% of our net revenues. We anticipate that our ten largest customers will continue to account for a high percentage of our net revenues for the foreseeable future.

     The following table sets forth for the periods indicated the percentage of our net revenues derived from testing and assembly of semiconductors used in communications, personal computers and other applications.

                                          YEAR ENDED DECEMBER 31
                                   -----------------------------------
                                    1999           2000           2001
                                   -----          -----          -----
Communications                      60.9%          62.7%          61.3%
Personal Computers                  32.1           30.2           34.9
Other                                7.0            7.1            3.8
                                   -----          -----          -----
     Total                         100.0%         100.0%         100.0%
                                   =====          =====          =====

     We characterize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated.

                                          YEAR ENDED DECEMBER 31
                                  ------------------------------------
GEOGRAPHICAL AREA                  1999            2000           2001
-----------------                 -----           -----          -----
United States                      76.0%           78.0%          78.4%
Europe                              7.0            14.1           13.0
Singapore                          16.8             7.3            5.6
Rest of Asia                        0.2             0.6            3.0
                                  -----           -----          -----
     Total                        100.0%          100.0 %        100.0%
                                  =====           =====          =====


CUSTOMER SERVICE

     We place strong emphasis on quality customer service. Our broad service offerings, dedicated customer account teams and commitment to finding solutions to our customers' needs and problems have enabled us to develop important relationships with many of our customers. We have received high ratings and recognition in the area of customer service from many of our customers. In 2001, we received the Assembly and Test Supplier of the Year Award from Analog Devices and we received the Certificate of Recognition 2000 for Subcontractors for our excellent performance in Quality, Technology, Costs, Logistics and Management Commitment from Infineon.

     We are in the process of implementing a comprehensive IT architecture that includes Adexa, Inc.'s iCollaboration global planning suite to help manage our global supply chain operations. We have also recently implemented our B2B strategy using webMethods, enabling our customers to link seamlessly to our systems. As part of our strategy to provide a virtual manufacturing extension to our customers, we have developed our mySTATS portal which allows our customers to obtain real-time manufacturing information on their products from us, and we intend to roll this out to key customers by the second quarter of this year.

QUALITY CONTROL

     We maintain a team of quality control staff comprising engineers, technicians and other employees whose responsibilities are to monitor our test and assembly processes to ensure that they meet our quality standards. Our in-house laboratory is equipped with advanced analytical tools and provides the necessary equipment and resources for our research and development and engineering staff to continuously enhance product quality and process improvement.

     Our test and assembly operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. federal 209E class 10,000 and 100,000 standards.

     Our test and assembly operations in Singapore are ISO 9001, 9002 and 14001 certified. ISO 14001 is an international standard on environmental management system, to support environmental protection and prevention of pollution in balance with socio-economic needs. ISO 9002 standards set forth what is required to ensure production of quality products and services. ISO 9001 standards set forth a quality management system and address design, development, production, installation and servicing. We are also OHSMS 18001 certified. OHSMS is the standard for the implementation of an occupational health and safety management system (OHSMS), and was developed to be compatible with the ISO 9001 and ISO 14001 management system standards. In addition, we have both Level 1 Semiconductor Assembly Council, or SAC, and QS9000 certification. SAC certification is one of the most prestigious certifications in the semiconductor manufacturing industry and QS9000, based on ISO9001, is a comprehensive certification of a company's total quality management system.

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

     While we believe that we compete favorably with our principal competitors, we cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our operating results will not be adversely affected by increased price competition. See "Item 3. Key Information - D. Risk Factors - We may not be able to compete successfully in our industry."


INTELLECTUAL PROPERTY

     Our operational success will depend in part on the ability to develop and protect our intellectual property. We currently have 13 issued patents and we have 30 pending patents in the United States and other countries related to various aspects of our semiconductor test and assembly. We have also applied for patents in certain other countries where appropriate. If the patents are granted, we may seek to cross-license or share our intellectual property portfolio at a future time if it is advantageous for us to do so.

     We have licensed patent rights from Motorola, Inc. to use technology in manufacturing BGA packages under an agreement which will expire in December 2002 and is subject to renewal. Under this agreement, we are required to pay Motorola a royalty based upon the number of pads on each BGA package. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.

     In February 2001, we entered into a seven-year license agreement with SyChip, Inc. to license the patent rights to use technologies and know-how relating to wafer redistribution and wafer bumping in the manufacture of flip chip integrated circuits known as the MSIT Portfolio. Under this agreement we are required to pay SyChip both a fixed fee, as well as royalties based on unit production. In addition, we have also reserved a portion of our production capacity using MSIT Portfolio to SyChip. At the end of the license period, we will retain a paid-up, perpetual and royalty-free license of the MSIT Portfolio technology.

     In August 2001, we entered into a 10-year technology license agreement with Flip Chip Technologies LLC. to license the right to use their proprietary Flex-On-Cap (FOC) wafer bumping process and Redistribution (RDL) technologies to facilitate the manufacture of advanced flip chip integrated circuits. Under this agreement, we are required to pay Flip Chip fixed fees and royalties based on number of wafers produced. At the end of the license period, we will retain a paid-up, perpetual and royalty-free license to practice the FOC process.

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

     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and the proprietary technology of our customers entrusted to us by our customers. We cannot assure you that patents will be issued for pending or future applications or that, if patents are issued, they will not be challenged, invalidated or avoided, or that rights granted thereunder will provide adequate protection or other commercial value to us. The laws of certain countries in which our services are or may be sold may not protect our packages and our intellectual property rights to the same extent as the laws of the United States or other countries where our intellectual property may be filed or registered. In addition, certain countries in which our services are or may be sold could have rights or laws governing intellectual property about which we are unaware.


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


INSURANCE

     We maintain insurance policies covering losses, including losses due to business interruption and losses due to fire, which we consider to be adequate. Our insurance policies cover buildings, machinery and equipment. Significant damage to our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our business, financial condition and results of operations. We are not insured against the loss of any of our key personnel.


C.   ORGANIZATIONAL STRUCTURE

     We are part of the Singapore Technologies Group. The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development to management services in the following five core business groups: Engineering, Technology, Infrastructure & Logistics, Property and Financial Services. Other companies in the Singapore Technologies Group include Chartered Semiconductor, one of our major customers.

     Temasek Holdings (Private) Limited is the principal holding company through which the corporate investments of the Government of Singapore are held. As of January 31, 2002, Temasek Holdings (Private) Limited directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited.

     We have three subsidiaries. Our two wholly-owned subsidiaries, STATS Inc. and FastRamp, were both incorporated in the United States in the State of Delaware. STATS Inc. undertakes sales and marketing, design support and research and development through its various facilities in the United States. FastRamp provides high-end engineering and pre-production test services and tester rental services to customers in the United States. Our third subsidiary is Winstek, a Taiwanese test house in which we acquired 51% shareholding in August 2001. Winstek tests optical, mixed-signal, digital and radio frequency devices and provides an integrated range of services, including wafer probe, final test, turnkey and drop shipment services in Taiwan.

D.   PROPERTY, PLANTS AND EQUIPMENT

     We presently operate from a 580,000 square feet facility in Singapore which opened in November 1997. In addition to our test and assembly operations, this facility houses our corporate executive, administrative, sales and marketing and finance offices. We constructed this facility on land leased from the Housing & Development Board, a statutory board of the Government of Singapore, for a 30-year term expiring March 2026 with an option for renewal. The facility is designed to accommodate:

     -    300,000 square feet of test space;

     -    120,000 square feet of assembly space;

     -    500 testers;

     -    720 wire bonders; and

     -    72 mold systems.

     In addition to our headquarters in Singapore, we also have two assembly design centers (one in Arizona and one in California, in the United States) and two test development centers (one in California and one in Surrey, in the United Kingdom). FastRamp operates from a 34,000 square feet facility in California, in which our sales office and test development center are also located.

     Our 51% owned subsidiary, Winstek, has a 220,000 square feet four-storey facility at Chiung Lin, Hsin-Chu Hsien, Taiwan.


EQUIPMENT

     Our operations and expansion plans depend on us being able to obtain an adequate supply of test and assembly equipment on a timely basis. We work closely with our major equipment suppliers to ensure that equipment is delivered on time and such equipment meets our stringent performance specifications.

     With the exception of a few key suppliers that provide reserved equipment delivery slots and price discount structures, we have no binding supply agreements with any of our suppliers. A reserved equipment delivery slot is one which allows us to obtain an accelerated delivery of the equipment over and above the delivery schedule previously committed to by the supplier. Typically, price discounts are offered for volume purchases. We acquire our test and assembly equipment on a purchase order basis, which exposes us to substantial risks. The unavailability of new test or assembly equipment, the failure of such equipment or other equipment acquired by us to operate in accordance with our specifications or requirements or delays in the delivery of such equipment, could delay implementation of our expansion plans and could materially and adversely affect our results of operations or financial condition. See "Item 3. Key Information - D. Risk Factors - We may be unable to obtain testing and assembly equipment when we require it."

     Testing Equipment. Testing equipment is one of the most critical components of the testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. We purchase testing equipment from major international manufacturers, including Advantest Corporation, Credence Systems Corporation, Agilent Technologies, LTX Corporation and Teradyne Inc.

     We operate 252 testers, comprising 161 mixed-signal testers, 80 digital testers and 11 memory testers. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required that the customer provide the equipment on a consignment basis. Presently 22 of the aggregate 252 testers we operate are on consignment from customers. In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.

     Assembly Equipment. The primary equipment used in assembly includes wire bonders and mold systems. We own and operate approximately 532 wire bonders and approximately 66 mold systems. Certain of our wire bonders allow for interchangeability between lead frame and array packages. We purchase wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc. and ESEC S.A. We purchase mold systems from major international manufacturers, including Apic Yamada Corporation, Dai-Ichi Seiko Co Ltd and Han-Mi Co Ltd.


RAW MATERIALS

     Our assembly operations depend on obtaining an adequate supply of raw materials on a timely basis. The principal raw materials used in assembly are leadframe or laminate substrates, gold wire and molding compound. We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. We work closely with our primary suppliers, providing them with a six-month rolling forecast and weekly requirement schedules. Accordingly, our suppliers are better able to supply us with raw materials. We also manage inventory with automated materials management processes using integrated Oracle software systems. The unavailability of an adequate supply of raw materials could materially and adversely affect our business, financial condition and results of operations. See "Item 3. Key Information - D. Risk Factors - We are dependent on raw material suppliers and do not have any long-term supply contracts with them."


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Item 3. Key Information - D. Risk Factors" and elsewhere in this Annual Report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Certain items in the comparative figures have been reclassified to conform with the current year's presentation.


OVERVIEW

     We derive revenues from test services and assembly of array and leaded packages. Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. We principally recognize revenue upon shipment of goods on which we have rendered services. For certain contractual arrangements, revenue is realizable, and therefore recognized, upon completion of services.

     We provide a broad range of test and assembly services and we believe we are a leader in testing mixed-signal and high performance digital semiconductors. We attract new customers with these testing capabilities and then expand our relationship with such customers to include assembly services tailored to their needs. We intend to continue to expand our test and assembly operations in order to position ourselves to meet the increased demand for outsourced test and assembly services.

     Our results of operations are influenced by the state of the global semiconductor industry which is highly cyclical. According to the November 2001 report by SIA, worldwide semiconductor device market revenue grew 37% from 1999 to $204.4 billion in 2000 (which represented a new industry record). However, worldwide semiconductor market revenue subsequently fell 31.2% to $140.7 billion in 2001 as a result of a cyclical downturn due to inventory overhang and an overall decline in semiconductor demand. This adversely affected our company from the fourth quarter of 2000, continuing through most of 2001. In particular, we experienced weak demand throughout 2001 as our customers significantly delayed or canceled orders.

     The semiconductor industry is characterized by price erosion which can have a material adverse effect on our revenues and gross margins, particularly when coupled with declining capacity utilization. Prices of our products at a given level of technology decline over the product life cycle, commanding a premium in the earlier stages and declining towards the end of the cycle. To maintain our profitability, we have to offset decreases in average selling prices, or ASPs, by improving our capacity utilization rates and production efficiency, or by shifting to higher margin test and assembly services. In addition, we have to continue to develop and offer test and assembly services which command higher margins. In the past, we have been able to successfully develop and market new higher margin products to meet the requirements of our customers. However, we cannot assure you that we can continue to do this in future nor can we assure you that we will be successful at offsetting any price declines in the future.

     Our results of operations are generally affected by the capital-intensive nature of our business. A large portion of our cost of revenues is fixed in nature, with variable costs limited to the costs of materials and operating supplies. The major component of our fixed costs relates to test and assembly equipment. Testers typically cost between $1.5 million and $3.0 million each, compared with wire bonders which typically cost $100,000 each. Depreciation of our equipment and machinery is provided on a straight-line basis over their estimated useful lives of 5 years. The useful life estimate reflects our estimate of the period that we expect to derive economic benefits from use of the equipment and machinery. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of our equipment and machinery. The effect of any future changes to the estimated useful lives of our equipment and machinery could be significant to our results of operations.

     Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins since the unit cost of test and assembly services generally decreases as fixed charges, such as depreciation expense and equipment leasing costs, are allocated over a larger number of units. We expanded our test and assembly capabilities between 1999 and 2000 and significantly increased the number of testers and wire bonders. The expansion of our test and assembly capabilities by the end of 2000 allowed a significant increase in our net revenues. However, the capacity utilization of our facilities decreased significantly in 2001 as a result of the downturn in the semiconductor industry. As a result, we have not expanded as aggressively as we did during the two years ended December 31, 2000 and consequently, we increased the number of our testers only marginally from 230 to 252 and our number of wire bonders remained the same at 532 as of December 31, 2001. As a result of the decrease in capacity utilization, our operating results were adversely affected. Depreciation expense and cost of leasing production equipment as a percentage of revenues were 24.5% in 1999, 25.5% in 2000 and 80.7% in 2001.

     In addition, as a result of the industry downturn, we recognized an asset impairment charge of $23.7 million and prepaid leases write-down of $3.1 million in the fourth quarter of 2001 as the continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced the anticipated future usage of such equipment. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated from the asset. If such assets are considered to be impaired, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Due to the poor operating results and continued weakness in our industry, we initiated a review in the fourth quarter of 2001 to identify assets whose carrying amounts may not have been recoverable. As a result of the review, we recorded impairment charges related to our equipment and machinery of $23.7 million. These charges include the write-down of tester and assembly machinery held for sale of $4.3 million and a write-down of tester machinery held for use of $19.4 million to reflect their estimated fair value. In determining the fair value of machinery and equipment, we have considered recent offers to purchase such equipment and expected future discounted cash flows. Machinery and equipment held for sale is currently not being used in operations and is expected to be sold or disposed of in the near future.

     We routinely review the remaining estimated useful lives of our equipment and machinery to determine if such lives should be adjusted due to changes in technology, production techniques and our customer base. However, due to the nature of our testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, we may not be able to anticipate declines in the utility of our machinery and equipment. Consequently, additional impairment charges may be necessary in the future.

     Our operating expenses consist principally of selling, general and administrative expenses which include payroll-related expenses for selling, marketing and administrative staff, facilities-related expenses, marketing expenses, management fees paid to our parent, Singapore Technologies Pte Ltd and provisions for bad debts on accounts receivable. Our operating expenses also include research and development expenditures which are focused in the following two areas:

     - development of new test equipment, software and processes to enhance efficiency and reliability and to shorten test time of semiconductors; and

     - development of new, advanced packages to meet the customized needs of our customers.

     We are a part of the Singapore Technologies Group which provides us with certain direct and indirect benefits. We pay Singapore Technologies Pte Ltd an annual formula and service based management fee for certain management services, including corporate secretarial, internal audit, training, executive resources and treasury services. The management fee amounted to $1.1 million in 2001.

     We recognize stock-based compensation expense for options granted under the Share Option Plan in accordance with fixed plan accounting. Reported stock-based compensation expense represents the difference between the exercise price of employee share option grants and the fair market value of our ordinary shares at the date of the grant, amortized over the vesting period of the applicable options. The fair market value of our ordinary shares prior to our initial public offering was computed based on calculating the fair market value of our total invested capital less interest-bearing debt, assuming the exercise of the outstanding options at each valuation date and adding the expected cash proceeds from the exercise of those options. The fair market value of our total invested capital was estimated using the income approach and the market approach, on a closely-held minority interest basis.

     We have been granted pioneer enterprise status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for "Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services" from January 1, 1996 to December 31, 2003. During the pioneer enterprise status period, only income from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with the conditions stated in the pioneer certificate. See "- Special Tax Status."

     Until June 30, 1998, our functional currency was the Singapore dollar. Effective July 1, 1998, we changed our functional currency to the United States dollar. Assets and liabilities denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses in foreign currencies are converted into the functional currency at the rates of exchange at the transaction date.

     We experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency and translations of assets and liabilities which are denominated in currencies other than our functional currency. Our currency gains and losses arise principally from the fluctuation of the U.S. dollar against the Singapore dollar and the Japanese yen from transactions denominated in these currencies. See "- Foreign Currency Risk."

     In August 2001, we acquired a 51% equity interest in Winstek by subscribing for new shares for cash consideration of $28.0 million. We accounted for this acquisition using the purchase method under U.S. GAAP. We began to consolidate Winstek's financial and operating results into our financial and operating results from the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed according to estimated fair values at the date of acquisition. The allocation resulted in the recognition of goodwill of approximately $1.3 million. In accordance with Statement No. 142,

"Goodwill and Other Intangible Assets," we will not amortize the goodwill but will test it for impairment at least annually. See "- Recent Accounting Pronouncements."

     In 2001, Winstek contributed $1.7 million to our net revenues of $145.9 million.


RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                                            YEAR ENDED DECEMBER 31
                                                                    ---------------------------------------
                                                                     1999             2000            2001
                                                                    -----            -----           ------
Net revenues                                                        100.0%           100.0%           100.0%
Cost of revenues                                                     66.1             70.0            149.3
                                                                    -----            -----           ------
Gross profit (loss)                                                  33.9             30.0            (49.3)
                                                                    -----            -----           ------
Operating expenses:
  Selling, general and administrative                                14.1             12.3             24.7
  Research and development                                            3.6              4.4             10.4
  Asset impairments                                                    --               --             16.3
  Prepaid leases written off                                           --               --              2.1
  Stock-based compensation                                           12.6              0.1              0.7
  Others, net                                                          --               --              0.1
                                                                    -----            -----           ------
     Total operating expenses                                        30.3             16.8             54.3
                                                                    -----            -----           ------
Operating income (loss)                                               3.6             13.2           (103.6)
Other income (expense):
  Interest income (expense), net                                     (2.8)             2.4              3.6
  Foreign currency exchange gain                                      0.7              0.6              0.5
  Other non-operating income, net                                     1.2              1.1              1.4
                                                                    -----            -----           ------
     Total other income (expense)                                    (0.9)             4.1              5.5
                                                                    -----            -----           ------
Income (loss) before income taxes                                     2.7             17.3            (98.1)
Income taxes                                                         (0.2)            (0.9)             6.0
                                                                    -----            -----           ------
Net income (loss) before minority interest                            2.5             16.4            (92.1)
Minority interest                                                      --               --              0.2
                                                                    -----            -----           ------
Net income (loss)                                                     2.5%            16.4%           (91.9)%
Other comprehensive income:
  Unrealized loss on available-for-sale marketable securities          --               --             (0.2)
  Translation adjustment                                               --               --              0.1
                                                                    -----            -----           ------
Comprehensive income (loss)                                           2.5%            16.4%           (92.0)%
                                                                    -----            -----           ------


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Net revenues. Net revenues decreased 56.0% from $331.3 million in 2000 to $145.9 million in 2001. The decrease in net revenues was due primarily to a decrease in unit shipments in both assembly and test businesses and, to a lesser extent, a decline in average selling prices, principally resulting from changes in product mix and pricing pressures. These declines were the result of severe weakness in the end markets served by our customers and the high level of excess inventories in the semiconductor industry. Net revenues from test services decreased 55.7% from $151.9 million in 2000 to $67.3 million in 2001. Net revenues from assembly services decreased 56.3% from $179.4 million in 2000 to $78.4 million in 2001.

     Cost of revenues and gross profit margin. Cost of revenues decreased 6.1% from $231.9 million in 2000 to $217.8 million in 2001. However, cost of revenues as a percentage of sales increased from 70.0% in 2000 to 149.3% in 2001, resulting in a gross loss. Gross loss in 2001 was $71.9 million, or a gross margin of negative 49.3%, as compared to gross profit of $99.3 million, or gross margin of 30.0%, in 2000. The gross loss in 2001 was mainly attributable to substantially lower revenues, lower capacity utilization rates, the high level of fixed costs, primarily depreciation expense and equipment leasing costs, the charge of $1.8 million relating to the early termination of equipment leases and the provision for inventory obsolescence of approximately $2.8 million. Depreciation expense (included in cost of revenues) and cost of leasing testers increased from $84.4 million in 2000 to $117.8 million in 2001 as a result of placing into service additional test and assembly equipment in both years. The inventory provision of $2.8 million was taken for substrates and leadframes accumulated for loadings that did not materialize as a result of the downturn. These "end-of-life" substrates and leadframes are not expected to be usable as our customers no longer require those packages.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased 11.7% from $40.8 million in 2000 to $36.0 million in 2001 but as a percentage of net revenues increased from 12.3% of net revenues in 2000 to 24.7% of net revenues in 2001. The decrease in the amount of selling, general and administrative expenses was a result of on-going cost reduction initiatives such as reducing compensation for certain management staff, reducing headcount through attrition, enforcing mandatory vacation days and reducing discretionary spending.

     Research and development expenses. Research and development expenses increased 3.6% from $14.6 million in 2000, or 4.4% of net revenues in 2000, to $15.2 million in 2001, or 10.4% of net revenues in 2001. These expenses were for additional equipment, supplies and research and development personnel to enhance our testing and advanced packaging technologies.

     Stock-based compensation expense. Stock-based compensation expense increased by 128.6% from $0.4 million or 0.1% of net revenues in 2000, to $1.0 million or 0.7% of net revenues in 2001 as a result of share options granted under our Employees' Share Ownership Scheme.

     Asset impairment and prepaid leases written-down. In the fourth quarter of 2001, we recognized an asset impairment charge of $23.7 million and prepaid leases write-down of $3.1 million. The write-downs were taken because the continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced the anticipated future usage of such equipment. Due to the poor operating results and continued weakness in the semiconductor industry, we initiated a review in the fourth quarter of 2001 to identify long-lived assets whose carrying amounts might not be recoverable. As a result of the review, certain assets, principally testers, were identified to be sold. We recognized asset impairment charges of $4.3 million in respect of equipment held for sale and $19.4 million in respect of tester equipment held for use. We plan to dispose of the equipment held for sale within the next year and are actively seeking buyers for this equipment. At the same time as we carried out our impairment review, we also reviewed the levels of expected future usage for tester equipment leased by us under operating lease arrangements. As a result of this review, we recognized an impairment charge of $3.1 million to write-off prepaid leases for tester equipment which we do not expect to use in the future.

     Net interest income. Net interest income decreased by 36.4% from $8.2 million in 2000 to $5.2 million in 2001. Net interest income consisted of interest income of $10.6 million and interest expense of $2.4 million in 2000 and interest income of $6.5 million and interest expense of $1.3 million in 2001. The interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in the current year was due primarily to the lower amount of excess cash available for investment in marketable debt securities and fixed-term time deposits in 2001 and the general decline in the interest rate environment. The lower interest expense in the current year resulted from the full repayment of two loans amounting in total to $60 million in February 2000 and the progressive repayments of the EDB loan on its repayment due dates.

     Foreign currency exchange gain. We recognized exchange gains of $2.0 million in 2000 and $0.8 million in 2001, due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

     Other non-operating income. Other non-operating income was $3.5 million in 2000 and $2.0 million in 2001. The decrease was due to a reduction in grants for research and development activities from EDB under its Research and Incentive Scheme for Companies.

     Taxation. Income tax expense in 2000 was $2.9 million compared to an income tax benefit of $8.8 million in 2001. The income tax benefit of $8.8 million in 2001 comprised income tax expense of $1.4 million and a deferred tax benefit of $10.2 million. The income tax expense for both years was principally due to Singapore tax on interest income generated principally from the investment of excess cash in fixed-term time deposits and marketable debt securities. The deferred tax benefit of $10.2 million resulted principally from recognizing the deferred tax benefit associated with tax losses and unutilized capital allowances carried forward. The deferred tax effects of the tax loss and unutilized capital allowance carry forwards are recognized because they are expected to be carried forward to offset taxable income after the expiration of the pioneer period. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, we believe it is more likely than not that we will realize benefits of these deductible differences. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period differ materially from current estimates.


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

     Cost of revenues and gross profit margin.  Cost of revenues increased
74.5% from $132.9 million in 1999 to $231.9 million in 2000, primarily due to higher depreciation expense and leasing costs as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense (included in cost of revenues) increased from $46.7 million in 1999 to $66.4 million in 2000 and cost of leasing testers increased from $2.6 million in 1999 to $18.0 million in 2000. Gross profit margin decreased from 33.9% in 1999 to 30.0% in 2000. The decrease in gross profit margin was due principally to a higher proportion of array business in 2000 which has lower gross margin and also due to lower capacity utilization.

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

     Research and development expenses. Research and development expenses increased by 101.0% from $7.3 million, or 3.6% of net revenues, in 1999 to $14.6 million, or 4.4% of net revenues, in 2000. The increased expenses were for additional investments (employees, equipment and operating supplies) primarily in advanced packaging technologies.

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

QUARTERLY RESULTS

     The following table sets forth our unaudited results of operations, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2001. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods. In addition, we believe that the period to period comparisons should not be relied upon as an indication of our future performance.

                                                                             QUARTER ENDED
                                          ---------------------------------------------------------------------------------
                                          MAR-00     JUN-00    SEP-00    DEC-00     MAR-01    JUN-01      SEP-01     DEC-01
                                          ------     ------    ------    ------    -------   -------     -------    -------
                                                                             (in thousands)
Net revenues                              72,176     75,759    90,538    92,798     48,628    35,266      28,049     33,923
Cost of revenues                          45,054     50,412    63,202    73,276     58,543    57,200      50,021     52,025
                                          ------     ------    ------    ------    -------   -------     -------    -------
Gross profit (loss)                       27,122     25,347    27,336    19,522     (9,915)  (21,934)    (21,972)   (18,102)
                                          ======     ======    ======    ======    =======   =======     =======    =======
Operating expenses:
  Selling, general and administrative      9,586      9,747    10,151    11,314     11,188     8,756       7,839      8,258
  Research and development                 2,618      4,276     4,078     3,664      3,523     3,500       3,816      4,321
  Asset impairments                           --         --        --        --         --        --          --     23,735
  Prepaid leases written off                  --         --        --        --         --        --          --      3,145
  Stock-based compensation                   247         99        17        85        660        90         100        174
  Others, net                                 (6)      (227)       41       170         82        --          28         (9)
                                          ------     ------    ------    ------    -------   -------     -------    -------
  Total operating expenses                12,445     13,895    14,287    15,233     15,453    12,346      11,783     39,624
                                          ======     ======    ======    ======    =======   =======     =======    =======

Operating income (loss)                   14,677     11,452    13,049     4,289    (25,368)  (34,280)    (33,755)   (57,726)

Other income (expense):
  Interest income, net                       152      2,920     2,684     2,458      1,890     1,619       1,161        552
  Foreign currency exchange gain             860       (398)      606       950        (58)      391        (562)     1,004
   (loss)
  Other non-operating income                 598      1,175       967       784      1,157       780         840       (787)
   (expense), net
                                          ------     ------    ------    ------    -------   -------     -------    -------
  Total other income                       1,610      3,697     4,257     4,192      2,989     2,790       1,439        769
                                          ======     ======    ======    ======    =======   =======     =======    =======

Income (loss) before income taxes         16,287     15,149    17,306     8,481    (22,379)  (31,490)    (32,316)   (56,957)
Income taxes                                (489)    (1,050)     (851)     (475)      (604)     (217)       (122)     9,753
                                          ------     ------    ------    ------    -------   -------     -------    -------
Net income (loss) before minority         15,798     14,099    16,455     8,006    (22,983)  (31,707)    (32,438)   (47,204)
interest
Minority interest                             --         --        --        --         --        --         139        173
                                          ------     ------    ------    ------    -------   -------     -------    -------
Net income (loss)                         15,798     14,099    16,455     8,006    (22,983)  (31,707)    (32,299)   (47,031)
                                          ======     ======    ======    ======    =======   =======     =======    =======
Other comprehensive income:
  Unrealized gain (loss) on available-
   for-sale marketable securities             --         --        --        --         10        59          40       (412)
  Translation adjustment                      --         --        --        --         --        --          --         93
                                          ------     ------    ------    ------    -------   -------     -------    -------
Comprehensive income (loss)               15,798     14,099    16,455     8,006    (22,973)  (31,648)    (32,259)   (47,350)
                                          ======     ======    ======    ======    =======   =======     =======    =======

                                                                  AS A PERCENTAGE OF NET REVENUES
                                          ------------------------------------------------------------------------------
                                          MAR-00     JUN-00    SEP-00    DEC-00    MAR-01    JUN-01    SEP-01     DEC-01
                                          ------     ------    ------    ------    ------    ------    ------     ------
Net revenues                               100.0%    100.0%    100.0%    100.0%    100.0%    100.0%     100.0%     100.0%
Cost of revenues                            62.4%     66.5%     69.8%     79.0%    120.4%    162.2%     178.3%     153.4%
                                           -----     -----     -----     -----     -----     -----     ------     ------
Gross profit (loss)                         37.6%     33.5%     30.2%     21.0%    (20.4)%   (62.2)%    (78.3)%    (53.4)%
                                           =====     =====     =====     =====     =====     =====     ======     ======
Operating expenses:
  Selling, general and
   administrative                           13.3%     12.9%     11.2%     12.2%     23.0%     24.8%      28.0%      24.3%
  Research and development                   3.6%      5.6%      4.5%      3.9%      7.2%      9.9%      13.6%      12.7%
  Asset impairments                          0.0%      0.0%      0.0%      0.0%      0.0%      0.0%       0.0%      70.0%
  Prepaid leases written off                 0.0%      0.0%      0.0%      0.0%      0.0%      0.0%       0.0%       9.2%
  Stock-based compensation                   0.3%      0.1%      0.0%      0.1%      1.4%      0.3%       0.3%       0.6%
  Others, net                               (0.0)%    (0.3)%     0.0%      0.2%      0.2%      0.0%       0.1%       0.0%
                                           -----     -----     -----     -----     -----     -----     ------     ------
  Total operating expenses                  17.2%     18.3%     15.7%     16.4%     31.8%     35.0%      42.0%     116.8%
                                           =====     =====     =====     =====     =====     =====     ======     ======

Operating income (loss)                     20.4%     15.2%     14.5%      4.6%    (52.2)%   (97.2)%   (120.3)%   (170.2)%

Other income (expense):
  Interest income, net                       0.2%      3.9%      3.0%      2.6%      3.9%      4.6%       4.1%       1.6%
  Foreign currency exchange
   gain (loss)                               1.2%     (0.5)%     0.7%      1.0%     (0.1)%     1.1%      (2.0)%      3.0%
  Other non-operating income
   (expense), net                            0.8%      1.6%      1.1%      0.8%      2.4%      2.2%       3.0%      (2.3)%
                                           -----     -----     -----     -----     -----     -----     ------     ------
  Total other income                         2.2%      5.0%      4.8%      4.4%      6.2%      7.9%       5.1%       2.3%
                                           =====     =====     =====     =====     =====     =====     ======     ======
Income (loss) before income taxes           22.6%     20.0%     19.1%      9.0%    (46.0)%   (89.3)%   (115.2)%   (167.9)%
Income taxes                                (0.7)%    (1.4)%    (0.9)%    (0.5)%    (1.2)%    (0.6)%     (0.4)%     28.7%
                                           -----     -----     -----     -----     -----     -----     ------     ------
Net income (loss) before minority
 interest                                   21.9%     18.6%     18.2%      8.5%    (47.2)%   (89.9)%   (115.6)%   (139.2)%
Minority interest                            0.0%      0.0%      0.0%      0.0%      0.0%      0.0%       0.5%       0.5%
                                           -----     -----     -----     -----     -----     -----     ------     ------
Net income (loss)                           21.9%     18.6%     18.2%      8.5%    (47.2)%   (89.9)%   (115.1)%   (138.7)%
                                           =====     =====     =====     =====     =====     =====     ======     ======
Other comprehensive income:
  Unrealized gain (loss) on
   available-for-sale marketable
    securities                               0.0%      0.0%      0.0%      0.0%      0.0%      0.2%       0.1%      (1.2)%
  Translation adjustment                     0.0%      0.0%      0.0%      0.0%      0.0%      0.0%       0.0%       0.3%
                                           -----     -----      -----    -----     -----     -----     ------     ------
Comprehensive income (loss)                 21.9%     18.6%     18.2%      8.5%    (47.2)%   (89.7)%   (115.0)%   (139.6)%
                                           =====     =====      =====    =====     =====     =====     ======     ======

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

     As of December 31, 2001, our principal sources of liquidity included $115.2 million in cash and cash equivalents and $23.8 million in marketable securities. In addition, we have $20.0 million of banking and credit facilities consisting of short-term advances and bank guarantees of which we had utilized $1.6 million in the form of bank guarantees as of December 31, 2001. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. Our subsidiary, Winstek, has $16.0 million of unutilized working capital facilities from various banks and financial institutions.

     Net cash provided by operating activities totaled $130.1 million in 2000 and $41.3 million in 2001. In 2000, the net cash generated from operating activities was primarily due to operating income before the effects of depreciation and amortization of $72.4 million. In 2001, the net cash generated from operating activities was primarily due to positive working capital changes resulting mainly from the collection of accounts receivable, offset by the effect of the timing of payments to suppliers.

     Net cash used in investing activities totaled $326.1 million in 2000 and $44.3 million in 2001. The net cash used in investing activities consisted of capital expenditures of $300.0 million in 2000 and $56.0 million in 2001, purchases of marketable debt securities of $21.9 million in 2000 and $22.5 million in 2001 and placement of surplus funds in short-term deposits of $10.0 million in 2000. The net cash used in investing activities in 2000 was reduced by receipt of $5.4 million mainly from the sale and lease back of certain equipment. The net cash used in investing activities in 2001 was reduced by receipts of $20.2 million from the sale or maturity of marketable debt securities, $10.0 million from the maturity of short-term deposits, $2.2 million from the disposal of equipment and $1.8 million of cash in Winstek at acquisition as a result of the consolidation of Winstek.

     Net cash provided by financing activities was $321.7 million in 2000 and net cash used in financing activities was $22.7 million in 2001. In 2000, the net cash generated from financing activities consisted mainly of proceeds from our initial public offering in February 2000 and issuance of shares from the exercise of share options of $389.2 million, reduced by the repayment of loans totaling $67.5 million. In 2001, the cash used in financing activities of $22.7 million was mainly for the repayment of two installments due on the long-term EDB loan of $14.7 million and the repayment of bank loans amounting to $8.8 million by Winstek.


CAPITAL REQUIREMENTS

     Our capital expenditures are primarily driven by the demand for our services. In 2001, we incurred $62.4 million of capital expenditures for test and assembly equipment, peripherals, equipment upgrades and IT systems enhancements. Our capital expenditures in 2001 were lower than our capital expenditures of $276.9 million in 2000 as we cancelled or delayed our capital expenditures in response to the difficult business environment in 2001. Our budgeted capital expenditure for 2002 is $100.0 million including capital expenditures of about $22.0 million at our subsidiary, Winstek. A significant amount of the budgeted capital expenditures for 2002 is allocated for wafer bumping and 300mm capabilities, technology development, IT system enhancements and new generation testers. In addition, from time to time, we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material. However, we have no specific agreements or understandings with respect to any material acquisition or investment at this time.

     The following table sets forth our contractual obligations and commitments to make future payments as of December 31, 2001. The following excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations and which are included in current liabilities at December 31, 2001.

                                                               YEAR ENDED DECEMBER 31, 2001, PAYMENTS DUE
                                                  -----------------------------------------------------------------------
                                                                                                                  TOTAL
                                                  WITHIN 1 YEAR     1-3 YEARS     4-5 YEARS     AFTER 5 YEARS    PAYMENTS
                                                  -------------     ---------     ---------     -------------    --------
                                                                                (in thousands)
Long term debt                                       $14,045         $14,045             --             --        $28,090
Capital lease obligations                              2,564           7,219            470             --         10,253
Operating leases                                       2,825           4,155          3,274         13,913         24,167
Unconditional purchase obligations:
  - Capital commitments                               35,538              --             --             --         35,538
  - Bank guarantees                                    1,601              --             --             --          1,601
     Total contractual cash obligations              $56,573         $25,419        $ 3,744        $13,913        $99,649


CAPITAL RESOURCES

     As of December 31, 2001, we had borrowings totaling $38.4 million comprising of the balance of $28.1 million outstanding on a loan from the Economic Development Board (EDB), a related party, and obligations under capital leases amounting to $10.3 million.

     The long-term loan agreement was entered into with EDB on June 5, 1998 for a sum of S$90.0 million. The loan is denominated in Singapore dollars and bears interest at 1% over the prevailing annual interest rate declared by the Central Provident Fund Board, a statutory board of the Government of Singapore. The prevailing interest rate declared by the Central Provident Fund Board was 2.5% at December 31, 2001. The principal amount is repayable over seven equal semi-annual installments commencing from September 2000 and ending on September 1, 2003. The loan is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us, without prior consent from EDB, from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of our company, in each case without prior lender consent. The capital leases were taken up in 2001 to finance the purchase of new testers.

     We completed our initial public offering in February 2000. Our net proceeds from the initial public offering were approximately $387.0 million. The IPO proceeds have been used to repay loans of $25.0 million from ST Treasury Services Ltd, a related party, $35.0 million from Den Danske Bank and $22.2 million due on the EDB loan described above, and for general corporate purposes, including for capital expenditures and for general working capital.

     In 1997, we obtained a grant of S$23.2 million for the funding of certain research and development projects from the Economic Development Board under its Research Incentive Scheme for Companies. The grant was disbursed over a five year period, in the form of reimbursement of a specified percentage of amounts actually spent by us on manpower, research and development equipment, materials, training and technology licensing fees. The grant did not require repayment. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to other income on the straight-line basis over the estimated useful lives of the relevant assets. Income-related grants are credited to other income concurrent with the related qualifying expenditures. There were no conditions attached to the grant other than completing the project to which the grant related and the certification of the costs incurred. The grant ended December 31, 2001 and is not subject to renewal.

     We have an existing agreement with Citibank, N.A. for a working capital facility of $20.0 million. As of December 31, 2001, we had utilized $1.6 million in the form of bank guarantees under this facility.

     In January 2002, we established a S$500 million MTN Program. Under the MTN Program, we may, from time to time, issue notes in series or tranches in Singapore dollars or any other currencies as may be agreed upon between us and the dealers of the MTN Program. Each series of notes may be issued in various amounts and terms, and may bear fixed or floating rates of interest. The notes constitute unsecured obligations. The MTN Program limits our ability to pay dividends while the interest on the notes is unpaid, to create security interests to secure our indebtedness and to undertake any form of reconstruction, amalgamation, merger or consolidation with another company if such arrangement would affect our ability to make payments on the notes, among other things. We intend to use the proceeds from the MTN Program for our general corporate purposes including capital expenditure, working capital and investments. We have not issued any notes under the MTN Program. Our ability to issue notes under the MTN Program will depend on market and other conditions (including our financial condition) prevailing at the time we intend to issue notes. As a result, we may not be able to issue notes under the MTN Program.

     Our subsidiary, Winstek, has $16.0 million of unutilized working capital facilities from various banks and financial institutions. Interest on borrowings under the facilities are charged at the particular bank's prevailing rate.

     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements and debt service obligations for 2002. We consider opportunities to obtain additional debt or equity financing from time to time depending on prevailing market conditions. The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001. However, the semiconductor test and assembly market is characterized by rapid technological change which we expect to result in significant capital expenditure requirements within our longer-term horizon. Factors which may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base, the level of growth within our industry, and the amount and cost of capital available to us for capital expenditures. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a prolonged downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing. We may not be able to obtain financing on terms that are favorable to us or at all.


SPECIAL TAX STATUS

     We have been granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for "Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services" from January 1, 1996 to December 31, 2003.

     During the period for which our pioneer status is effective, income from our pioneer trade (test and assembly services including wafer probing) is exempt from Singapore income tax. The income from tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends and holders of ordinary shares are not subject to Singapore income tax on such dividends. Losses and unutilized capital allowances arising in the pioneer status period are available to be carried forward and offset against profits arising in subsequent periods, including profits from the same pioneer trade arising after the expiration of the pioneer status period. Pioneer loss and unutilized capital allowance carried forward are available indefinitely if more than 50% of the shareholders remain unchanged from the incurrence of the tax loss or allowance to its utilization. Without this exemption from income tax, our profits would be subject to income tax at the applicable corporate income tax rate of 25.5% and 24.5% for income earned in 2000 and 2001, respectively. The pioneer status exemption does not apply to interest income earned during the pioneer status period and such interest income is subject to tax at the applicable corporate income tax rate. At the expiration of the pioneer status period, we expect to apply for Development and Expansion incentive which provides for a concessionary tax rate of not less than 10% on income from our pioneer trade.

DERIVATIVE FINANCIAL INSTRUMENTS

     From time to time, we have entered into foreign forward contracts to mitigate the effect of foreign currency movements on the payroll, cost of materials and equipment. The contracts entered into require the purchase of Singapore dollars or Japanese yen, and the delivery of U.S. dollars. Because the contracts entered into to date do not qualify as hedges under generally accepted accounting principles in the United States, the gains and losses from these contracts have been recorded as foreign currency gains and losses. We had no net gain or loss in 2001 and a net gain of $1.3 million in 2000 arising from forward foreign currency contracts. As of December 31, 2001, we had no foreign currency forward contracts outstanding or any other derivative financial instruments.


FOREIGN CURRENCY RISK

     A portion of our costs is denominated in foreign currencies, like the Singapore dollar and the Japanese yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.

     From time to time, we may have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure that any hedging technique we implement will be effective. If it is not effective, we may experience reduced operating margins.


RESEARCH AND DEVELOPMENT

     See "Item 4. Information on our Company - B. Business Overview - Research & Development."


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies the criteria which intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was issued in August 2001. We were required to adopt the provisions of Statement No. 141 immediately and Statement No. 142 effective January 1, 2002. Accordingly, we are accounting for the acquisition of our interest in Winstek under SFAS No. 141. The adoption of Statements No's. 141 and 142 did not have a material effect on our financial position or results of operations.

     In June 2001, the FASB also issued Statement No. 143, "Accounting for Asset Retirement Obligations," in June 2001 which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. We are required to adopt the provisions of Statement No. 143 on January 1, 2003. We are currently unable to estimate the impact of adopting this Statement at this time.

     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Statement No. 144 retains the fundamental provisions of Statement No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. Statement No. 144 addresses certain implementation issues related to Statement No. 121. This Statement also supersedes the accounting and reporting provisions of APB opinion No. 30, "Reporting the Results Of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. Statement No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. We adopted Statement No. 144 on January 1, 2002. The adoption of Statement No. 144 did not have a material effect on our financial position or results of operations.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth the name, age (as at January 31, 2002) and position of each director and member of senior management:

NAME                                        AGE              POSITION
----                                        ---              ---------------------------------------------
BOARD OF DIRECTORS
Tan Bock Seng(1)                             58              Chairman of the Board of Directors
Lim Ming Seong(2)(3)                         54              Deputy Chairman of the Board of Directors
Harry Hooshang Davoody(4)                    47              Director, President & Chief Executive Officer
Steven Hugh Hamblin(5)                       53              Director
Koh Beng Seng(6)                             51              Director
Liow Voon Kheong                             51              Director
Premod Paul Thomas(1)                        44              Director
Charles Richard Wofford(6)(7)                68              Director
Teng Cheong Kwee(6)                          48              Director
William J. Meder(1)(8)                       61              Director
Richard John Agnich(6)(9)                    58              Director
Gan Chee Yen(10)                             42              Alternate Director to Premod Paul Thomas
Lai Yeow Hin(10)                             37              Alternate Director to Liow Voon Kheong

SENIOR MANAGEMENT
Tan Lay Koon                                 43              Chief Financial Officer
Han Byung Joon                               42              Chief Technology Officer
June Chia Lihan                              48              Executive Vice President
Chan Kok Yong                                49              Executive Vice President
Ng Tiong Gee                                 39              Chief Information Officer

----------
(1)  Member of the Budget Committee.
(2)  Chairman of the Budget Committee.
(3)  Member of the Executive Resource & Compensation Committee.
(4) Appointed on January 8, 2002 to succeed Tan Bock Seng as the Chief Executive Officer.
(5)  Chairman of the Audit Committee.
(6)  Member of the Audit Committee.
(7)  Chairman of the Executive Resource & Compensation Committee.
(8)  Appointed on June 1, 2001.
(9)  Appointed on October 23, 2001.
(10) Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time.

     The Board of Directors held four meetings in person and one meeting by teleconference in 2001. The average attendance by Directors at Board meetings they were scheduled to attend was over 91%.

     None of our Directors, Senior Management or substantial shareholders are related to each other. Lim Ming Seong is Corporate Advisor, Premod Paul Thomas is Director, Corporate Business & Treasury and Gan Chee Yen is Director, Finance of our parent, Singapore Technologies Pte Ltd.

TAN BOCK SENG

     Tan Bock Seng served as a Director since January 1995 and was our Chairman and Chief Executive Officer since May 1998. On January 8, 2002, he retired as the Chief Executive Officer and remains our non-executive Chairman of the Board of Directors. Mr. Tan has more than 30 years of experience in the semiconductor industry and has held key positions in several multinational corporations, including Fairchild Singapore Pte Ltd and Texas Instruments Singapore Pte Ltd. He was President of Chartered Semiconductor Manufacturing Ltd from 1993 to 1998 and Managing Director of National Semiconductor, Singapore, from 1988 to 1993. Mr. Tan received his Bachelor of Science in Mathematics from the then University of Singapore.


LIM MING SEONG

     Lim Ming Seong became our Deputy Chairman in June 1998. Mr. Lim is the Corporate Advisor of Singapore Technologies Pte Ltd, Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd and Chairman of CSE Systems & Engineering Ltd. Since joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies Group. Prior to joining Singapore Technologies Pte Ltd, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University, respectively.


HARRY HOOSHANG DAVOODY

     Harry Davoody was appointed our President & Chief Executive Officer on January 8, 2002. He was appointed to the Board of Directors on the same date. Mr. Davoody has 20 years of experience in the semiconductor industry. He joined Texas Instruments, Inc. as an IC Design Engineer in 1980 and rose through the ranks with various assignments in applications/systems engineering, strategic marketing, worldwide business management and full profit/loss responsibility. Prior to joining our company, Mr Davoody was the Vice-President/General Manager of Mixed-Signal DSP Solutions Division, a major element of Texas Instruments' overall mixed-signal business, and later became the Vice-President/General Manager of Digital Audio Video Products Group, a start-up division of Texas Instruments responsible for digital consumer and multimedia mixed-signal audio/video/imaging products. Mr. Davoody graduated with a Bachelor's Degree in Electrical Engineering from the University of Texas at Arlington, Texas in 1979. Mr. Davoody obtained a Master Degree in Electrical Engineering from Southern Methodist University in 1982 and a Master of Business Administration from the University of Dallas in 1987.


STEVEN HUGH HAMBLIN

     Steven Hugh Hamblin was appointed to our Board of Directors in June 1998. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.


KOH BENG SENG

     Koh Beng Seng was appointed to our Board of Directors in February 1999. He is currently Deputy President, United Overseas Bank Limited. Mr. Koh is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Mr. Koh is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his Master of Business Administration from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

LIOW VOON KHEONG

     Liow Voon Kheong was appointed to our Board of Directors in October 1997. Mr. Liow is presently the General Manager of EDB Investments Pte Ltd, Director/General Manager of EDB Ventures Pte Ltd and EDB Ventures 2 Pte Ltd and General Manager of PLE Investments Pte Ltd. Mr. Liow started his career with the Economic Development Board in 1976. He received his Bachelor of Engineering (Electrical & Electronics) and his Diploma in Business Administration from the University of Singapore.


PREMOD PAUL THOMAS

     Premod Paul Thomas was appointed to our Board of Directors in March 1998. Mr. Thomas is Director, Corporate Business & Treasury of Singapore Technologies Pte Ltd and is an Alternate Director on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Before joining Singapore Technologies Pte Ltd in February 1998, he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his Bachelor of Commerce (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has a Master of Business Administration from the Indian Institute of Management, Ahmedabad.


CHARLES RICHARD WOFFORD

     Charles Richard Wofford was appointed to our Board of Directors in February 1998. Mr. Wofford is presently a Director of FSI International. Mr. Wofford was with Texas Instruments for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.


TENG CHEONG KWEE

     Teng Cheong Kwee was appointed to our Board of Directors in January 2001. Prior to this appointment, he was the Head of Risk Management & Regulatory Division of the Singapore Exchange Limited. Mr. Teng has more than 20 years of experience in the finance industry. He is a member of the Committee on Corporate Governance, a private sector led committee established by the Government of Singapore to study and recommend measures to raise the standard of corporate governance in Singapore. Mr. Teng received his Bachelor of Engineering (Industrial), First Class Honours and Bachelor of Commerce from the University of Newcastle, Australia.


WILLIAM J. MEDER

     William J. Meder was appointed to our Board of Directors in June 2001. He has 38 years of experience in electronics manufacturing, technology and business management, 33 of which were with Motorola. He runs a consulting firm and currently consults for Motorola Inc., on semiconductor issues and several other multinational companies in the area of business and manufacturing management. Mr. Meder is Chairman of the Board for Leshan Phoenix, a China-U.S. joint venture, and acts as an advisor to the Board for Operations and Investments for PSI Technologies. He is also teaching Business and Manufacturing Strategy for the Chinese Government. He received his Bachelor of Science (Metallurgical Engineering) from Oklahoma University and Master (Materials Science) from Washington University in St. Louis.


RICHARD JOHN AGNICH

     Richard John Agnich was appointed to our Board of Directors in October 2001. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is a past president of the Association of General Counsel, has written on corporate governance and has been a seminar leader and speaker at programs of the Stanford Law School and the SMU Law School. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his BA in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.


GAN CHEE YEN

     Gan Chee Yen was appointed Alternate Director to Premod Paul Thomas in July 1999. Mr. Gan has been in the finance accounting field for more than 17 years and is currently the Director, Finance of Singapore Technologies Pte Ltd. He was the

Senior Manager of Singapore Technologies Marine Ltd before joining Singapore Technologies Pte Ltd in September 1996 as the Group Financial Controller. Mr. Gan received his Bachelor of Accountancy from the National University of Singapore.


LAI YEOW HIN

     Lai Yeow Hin was appointed Alternate Director to Liow Voon Kheong in October 1997. Mr. Lai started his career with the Singapore Economic Development Board in 1990. He is currently the Senior Manager, Investments of EDB Investments Pte. Ltd. From December 1992 to January 1996, Mr. Lai was the Director of the Economic Development Board's office in Los Angeles. He was a Founding Director of the Singapore American Business Association of Southern California from 1994 to 1996. Mr. Lai received his Master of Science (Electrical Engineering) from the University of Illinois (Urbana-Champaign).


TAN LAY KOON

     Tan Lay Koon joined us in May 2000 as our Chief Financial Officer. Prior to joining our company, Mr. Tan was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.


HAN BYUNG JOON

     Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining our company, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. Dr. Han is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York, in 1988.


JUNE CHIA LIHAN

     June Chia Lihan joined us in 1994. She is currently our Executive Vice President, Worldwide Sales & Marketing. Prior to that, Ms. Chia held various positions including Executive Vice President for Information Technology/Planning/Industrial Engineering/Purchasing. From 1991 to 1994, Ms. Chia was with Nortel Australia and served as its Director of Manufacturing Operations from early 1993 to July 1994. Prior to joining Nortel, Ms. Chia worked in numerous assignments in Planning, Industrial Engineering and Purchasing in National Semiconductor, Fairchild Singapore and Texas Instruments. Ms. Chia received her Bachelor of Engineering (First Class Honors) and her Master of Business Administration from the National University of Singapore.


CHAN KOK YONG

     Chan Kok Yong joined us in February 2001 as our Executive Vice President, Operations. Prior to joining our company, he was with Unitrode Electronics, a semiconductor test and assembly subsidiary of Texas Instruments where he was Managing Director. As Managing Director, Mr. Chan had overall responsibility for the company's Asian operations. Before joining Unitrode Electronics, Mr. Chan spent nine years with Fairchild Singapore in various operational capacities including the Operations Manager of Fairchild Logic Division. Mr. Chan graduated with a Bachelor of Engineering with honors from the National University of Singapore in 1977. He also has a Master of Business Administration from the National University of Singapore.


NG TIONG GEE

     Ng Tiong Gee was appointed Chief Information Officer in May 2001. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational's IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, Mr. Ng held various key engineering positions at Digital Equipment Singapore, now part of Compaq. Mr. Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in 1987. He also holds a Master's Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.

B.   COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     In 2001, the aggregate amount of compensation and bonus paid by our company to all our directors and senior management was approximately $2,656,460 broken down as follows:

                                                                    EXECUTIVE     NON EXECUTIVE
                                                                     DIRECTOR       DIRECTORS             TOTAL
                                                                    ---------     -------------        -----------
Tan Bock Seng                                                        $737,901                           $  737,901
Lim Ming Seong                                                                        45,000                45,000
Steven Hugh Hamblin                                                                   45,000                45,000
Koh Beng Seng                                                                         31,000                31,000
Premod Paul Thomas                                                                    25,000                25,000
Charles Richard Wofford                                                               50,000                50,000
Liow Voon Kheong                                                                       5,462                 5,462
Teng Cheong Kwee                                                                      29,000                29,000
William J. Meder                                                                      22,920                22,920
Richard John Agnich                                                                   11,250                11,250

Senior Management (excluding Executive Director) as a group                                              1,653,927
                                                                                                        ----------
                                                                                                        $2,656,460
                                                                                                        ==========

     Our company does not have any pension, retirement or other similar post-retirement benefits. We have provided to our directors and officers customary director or officer insurance, as appropriate.

     Non-executive directors receive annual directors' fees except that the directors' fees for those employed by Singapore Technologies Pte Ltd are paid to Singapore Technologies Pte Ltd and for those employed by EDB Investments Pte Ltd ("EDBI") are paid to EDBI. Those who are not employed by Singapore Technologies Pte Ltd or EDBI also receive compensation for attending meetings of the Board of Directors. Directors are reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees. They may also receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any compensation for serving or attending meetings of the Board. In 2001, Tan Bock Seng who was an executive director of our company, did not receive directors' fees.

     As at December 31, 2001, we had twelve directors (including two alternate directors) on the Board. In Singapore it is customary that directors are paid a fee for their contributions to the company. For the financial year ended December 31, 2000, we paid directors' fees totaling $233,000. We will seek approval at our annual general meeting in 2002 for the payment of directors' fees of approximately $275,000 for the financial year ended December 31, 2001 for their contributions to our company.

     Directors' fees for the financial year ended December 31, 2001 represent an increase of 18.0% over directors' fees for the financial year ended December 31, 2000. Directors' fees in 2001 were higher owing to the appointment of two additional directors to the Board, William J. Meder and Richard John Agnich.


C.   BOARD PRACTICES WITH RESPECT TO DIRECTORS AND OFFICERS' TERM OF SERVICE

BOARD OF DIRECTORS

     Our Articles of Association set the minimum number of directors at two. We currently have thirteen directors including two alternate directors. A portion of our directors are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our Chief Executive Officer and President will not be required to stand for re-election as a director while he or she is in office. As Singapore Technologies Pte Ltd and its affiliates own 71.9% of our outstanding ordinary shares, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.

     Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. Under Singapore law, the alternate director is not merely an agent of the director but is also held accountable to the company for his or her actions as director during the period for which he or she acts as alternate director. See "- Compensation" for details on the directors' service contracts with us.


COMMITTEES OF THE BOARD OF DIRECTORS

(i)  Audit Committee

     The Audit Committee of our Board of Directors currently consists of five members of which a majority may not be executive directors of our company. The Audit Committee members are Steven Hugh Hamblin (Chairman), Koh Beng Seng, Charles Richard Wofford, Teng Cheong Kwee and Richard John Agnich. The Audit Committee reviews the scope and results of the audits provided by our internal and independent auditors, reviews and evaluates our administrative, operating and internal accounting controls, reviews material related party transactions, and reviews the integrity of the financial information presented to our shareholders. Under Singapore law, only board members of a company may serve on its Audit Committee.

     The Audit Committee held four meetings in 2001.


(ii) Executive Resource & Compensation Committee

     The Executive Resource & Compensation Committee currently consists of Charles Richard Wofford (Chairman), Lim Ming Seong and Peter Seah Lim Huat. Peter Seah is neither a director nor a member of senior management of our company. He is the President and Chief Executive Officer of Singapore Technologies Pte Ltd and was nominated by Singapore Technologies Pte Ltd to the committee. Peter Seah serves on the boards of a number of companies within the Singapore Technologies Group. Our Articles of Association allow non-board members to serve on board committees, other than the Audit Committee which must be comprised of only board members as required under Singapore law.

     The Executive Resource & Compensation Committee oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies that attract, motivate and retain talented executives to meet our current and future growth plans. Specifically, the Executive Resource & Compensation Committee establishes compensation policies and incentive programs for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and younger talented executives.

     The Executive Resource & Compensation Committee held four meetings in 2001.


(iii) Budget Committee

     The Budget Committee currently consists of Lim Ming Seong (Chairman), Tan Bock Seng, Premod Paul Thomas and William J. Meder. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.

     The Budget Committee held four meetings in 2001.

D.   EMPLOYEES

     We had 2,559 full time employees as of December 31, 2001. Our employees are not members of any labor union or organization in Singapore or any other country in which we operate. Our employees are equity owners of our company and we believe in providing opportunities for our employees to build careers with us. To that end we have in place extensive training and development programs for our employees. We believe that we have a good relationship with our employees.

     The following table sets forth the total number of employees as of December 31, 2001, broken down by functional responsibility and by geographical locations.

                                                     NO. OF EMPLOYEES AS OF DECEMBER 31, 2001
                             ---------------------------------------------------------------------------------------
                                                 RESEARCH &           SALES &
                             OPERATIONS         DEVELOPMENT          MARKETING          OPERATING SUPPORT      TOTAL
                             ----------         -----------          ---------          -----------------      -----
Singapore                       1,704                118                 22                     526            2,370
USA                                 6                 25                 41                      11               83
Taiwan                             68                  8                  3                      15               94
Others                              0                  3                  8                       1               12
                                -----                ---                 --                     ---            -----
TOTAL                           1,778                154                 74                     553            2,559
                                =====                ===                 ==                     ===            =====


E.   SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

     The following table provides certain information with respect to beneficial ownership of our ordinary shares, including ordinary shares held directly or in the form of American Depositary Shares and share options granted as of January 31, 2002, based on an aggregate of 990,607,105 ordinary shares outstanding as of such date, by our directors and senior management.

     Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                                   ORDINARY SHARES(1)
                                                                   BENEFICIALLY OWNED
                                                                -----------------------
DIRECTORS                                                         NUMBER        PERCENT
---------                                                       ----------      -------
Tan Bock Seng                                                    9,400,000           *
Steven Hugh Hamblin                                                123,333           *
Koh Beng Seng                                                      118,333           *
Premod Paul Thomas                                                 110,000           *
Liow Voon Kheong                                                    12,000           *
Charles Richard Wofford                                            138,333           *
William J. Meder                                                     2,000           *
Gan Chee Yen                                                        49,000           *
All directors and senior management(2) as a group               12,824,999        1.29%

----------
*    Beneficial ownership of less than 1% of our outstanding ordinary shares.
(1) All our ordinary shares have identical rights in all respects and rank equally with one another.
(2)  Each of our senior management owns less than 1% of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

     The following table contains information pertaining to share options held by directors as of January 31, 2002:

                                NUMBER OF ORDINARY
                                SHARES ISSUABLE ON    PER SHARE EXERCISE PRICE            EXERCISEABLE
                                EXERCISE OF OPTION               S$                          PERIOD
                                ------------------    ------------------------     ------------------------
Tan Bock Seng                        1,600,000                 3.554               11/22/2000 to 11/21/2009
                                     1,000,000                  6.93               04/20/2001 to 04/19/2010
                                     1,972,000                 1.592               04/24/2002 to 04/23/2011
                                     5,000,000                 2.294               12/20/2002 to 12/19/2011

Lim Ming Seong                         200,000                 1.592               04/24/2002 to 04/23/2011

Harry Hooshang Davoody               4,000,000(1)              2.422               01/08/2003 to 01/07/2012(1)

Steven Hugh Hamblin                     10,000                  0.25               02/09/2000 to 12/09/2004
                                        20,000                  0.25               02/09/2000 to 06/11/2004
                                        30,000                 3.554               02/09/2000 to 11/21/2004
                                        40,000                  6.93               04/20/2001 to 04/19/2005
                                        50,000                 1.592               04/24/2002 to 04/23/2006

Koh Beng Seng                           10,000                  0.25               02/09/2000 to 12/09/2004
                                        50,000                 3.554               02/09/2000 to 11/21/2004
                                        40,000                  6.93               04/20/2001 to 04/19/2005
                                        50,000                 1.592               04/24/2002 to 04/23/2006

Premod Paul Thomas                      12,500                  0.42               12/10/2000 to 12/09/2009
                                         7,500                  0.25               12/10/2000 to 12/09/2009
                                        16,000                 3.554               11/22/2000 to 11/21/2009
                                        40,000                  6.93               04/20/2001 to 04/19/2010
                                        50,000                 1.592               04/24/2002 to 04/23/2011

Charles Richard Wofford                 25,000                  0.42               02/09/2000 to 12/09/2004
                                        20,000                  0.25               02/09/2000 to 06/11/2004
                                        20,000                 3.554               02/09/2000 to 11/21/2004
                                        40,000                  6.93               04/20/2001 to 04/19/2005
                                        50,000                 1.592               04/24/2002 to 04/23/2006

Teng Cheong Kwee                        50,000                 1.592               04/24/2002 to 04/23/2006

William J Meder                         20,000                 1.624               07/23/2002 to 07/22/2006

Richard John Agnich                     20,000                 1.298               10/23/2002 to 10/22/2006

                                NUMBER OF ORDINARY
                                SHARES ISSUABLE ON    PER SHARE EXERCISE PRICE            EXERCISEABLE
                                EXERCISE OF OPTION               S$                          PERIOD
                                ------------------    ------------------------     ------------------------
Gan Chee Yen                            20,000                 3.554               02/09/2000 to 11/21/2009
                                        40,000                  6.93               04/20/2001 to 04/19/2010
                                        20,000                 1.592               04/24/2002 to 04/23/2011

----------
(1) Of the 4,000,000 options, 20% of 1,500,000 options will vest and may be exercised at the exercise price indicated above at the end of each 12 month period of continuous service, commencing January 8, 2003. The remaining 2,500,000 options will vest and can be exercised after January 8, 2003 if our ordinary shares achieve and maintain certain specified price levels.


EMPLOYEES' SHARE OWNERSHIP SCHEME

     We had an Employees' Share Ownership Scheme for employees and directors of our company, our subsidiary and the related companies within the Singapore Technologies Group which was terminated prior to the initial public offering of our shares on the Nasdaq National Market and Singapore Exchange in February, 2000.


SHARE OPTION PLAN

     Effective as of May 28, 1999, our company adopted the ST Assembly Test Services Ltd Share Option Plan 1999, or the Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company. Options granted under the Share Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

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

     The Share Option Plan is administered by the Executive Resource & Compensation Committee. Our employees, outside directors and consultants are eligible to receive grants of option except that: (i) employees of our affiliates, our outside directors and consultants are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of our affiliates who are residents of the United States are not eligible for the grant of options.

     An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares or of the shares of our parent or subsidiary is not eligible for the grant of options unless the exercise price of the option is at least 110% of the fair market value of a share on the date of grant, and in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

     The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. In no event will the exercise price for a share be below the par value of that share.

     Options granted to persons other than officers, outside directors and consultants shall become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant. No option that has an exercise price that is equal to or greater than the fair market value of a share on the date of grant shall be exercisable prior to the first anniversary of the date of grant. No option that has an exercise price that is less than the fair market value of a share on the date of grant shall be exercisable prior to the second anniversary of the date of grant.

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

     As of January 31, 2002, options to purchase an aggregate of 52,919,545 ordinary shares were accepted and outstanding, out of which 21,507,000 were held by all directors and senior management as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from June 2004 to January 2012.

     We expect to grant to our directors, officers and employees further options under the Share Option Plan in 2002. The exercise price of such options will be the fair market value of ordinary shares at the date of the grant.


ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     As of January 31, 2002, Singapore Technologies Pte Ltd beneficially owns approximately 71.9% of our ordinary shares. As of January 31, 2002, Temasek Holdings (Private) Limited directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held. As a result, Singapore Technologies Pte Ltd is able to exercise direct or indirect control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Matters that typically require shareholder approval include, among other things:

     -    the election of directors;

     -    our merger or consolidation with any other entity;

     -    any sale of all or substantially all of our assets; and

     -    the timing and payment of dividends.

     The following table sets forth certain information regarding the ownership of our ordinary shares as of January 31, 2002 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                          NUMBER OF SHARES                   PERCENTAGE(2)
NAME OF BENEFICIAL OWNER                                 BENEFICIALLY OWNED               BENEFICIALLY OWNED
------------------------                                 ------------------               ------------------
Singapore Technologies Pte Ltd(1)                             511,532,398                       51.64%
Singapore Technologies Semiconductors Pte Ltd(1)              200,695,652                       20.26%

----------
(1) Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held, owns 78.6% of Singapore Technologies Pte Ltd, and owns 100% of Singapore Technologies Holdings Pte Ltd, which owns the remaining 21.4% of Singapore Technologies Pte Ltd which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd. Temasek Holdings (Private) Limited may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd.

(2) Based on an aggregate 990,607,105 ordinary shares outstanding as of January 31, 2002.

     All our ordinary shares have identical rights in all respects and rank equally with one another.

     Our ordinary shares have been traded on the Singapore Exchange Securities Trading Limited or SGX-ST since January 31, 2000 and our ADSs have been traded on the Nasdaq National Market or Nasdaq since January 28, 2000.

     As of January 31, 2002, 117,000 of our ordinary shares, representing 0.01% of our outstanding shares, were held by a total of 27 holders of record with addresses in the United States. As of the same date 725,495 of our ADSs (representing 7,254,950 ordinary shares), representing 0.73% of our outstanding shares, were held by a total of 5 registered holders of record with addresses in the United States. Because many of our ordinary shares and ADRs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADRs is substantially higher.

     On January 31, 2002, the closing price of our ordinary shares on the SGX-ST was S$2.41 per ordinary share and the closing price of our ADSs on Nasdaq was $13.00 per ADS.


B.   RELATED PARTY TRANSACTIONS

     We engage in transactions with companies in the Singapore Technologies Group in the normal course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered Semiconductor for its wafer, sort assembly and test services in March 2000. This agreement governs the conduct of business between the parties, relating, among other things, to the sort, assembly and test services which were previously governed solely by purchase orders executed by Chartered Semiconductor. The agreement does not contain any firm commitment for Chartered Semiconductor to purchase or for us to supply services covered thereunder. The agreement is for a period of three years and will be automatically renewed thereafter unless certain events occur.

     In October 2001, we gave a guarantee on behalf of our subsidiary, STATS, Inc., for the lease by STATS Inc. of its office in California in the United States. The guarantee covers the full performance of each term, covenant and condition of the lease, including payment of all rent and other sums required to be paid under the lease.

     We lease the land on which our Singapore facility is situated pursuant to a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is S$110,745 ($60,490) per month subject to revision to market rate in March of each year, with the increase capped at 4% per annum.

     In the year ended December 31, 2001, we paid a management fee of $1.1 million to Singapore Technologies Pte Ltd for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into on December 1999. Prior to this agreement, these services were subject to a management fee computed based on certain percentages of capital employed, sales, manpower and payroll. We believe that our arrangement with Singapore Technologies Pte Ltd approximates the cost of providing these services.

     From time to time, we deposit excess funds with ST Treasury Services Ltd, a wholly-owned subsidiary of Singapore Technologies. Our insurance coverage is held under various insurance policies which are negotiated and maintained by Singapore Technologies but billed directly to us. This enables us to benefit from the group rates negotiated by Singapore Technologies.

     Generally, all new material related party transactions among us and our officers, directors, principal shareholders and their affiliates require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of the Board of Directors.


C.   INTEREST OF EXPERTS AND COUNSEL

     Not applicable


ITEM 8.   FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Please see Item 18 for a list of the financial statements filed as part of this Annual Report.


DIVIDEND POLICY

     We have never declared or paid any cash dividends on our ordinary shares. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan agreement with EDB and our MTN Program may restrict the payment of dividends without the consent of the lender.


LEGAL PROCEEDINGS

     On February 20, 2001, a lawsuit was filed by Amkor Technology, Inc. against us and our subsidiary, STATS Inc., alleging patent infringement in respect of certain integrated circuit packages. On September 7, 2001, we announced that we had settled the lawsuit. Amkor granted us a non-exclusive license to practise the Amkor MicroLead FrameTM (MLFTM) patents. We in turn agreed to provide Amkor with a perpetual worldwide immunity from suits based on our Quad Leadless Package (QLPTM) patents.

     We are not a party to any legal proceedings which we believe would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.


B.   SIGNIFICANT CHANGES

     There has been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and require disclosure in this Annual Report for which disclosure was not made in this Annual Report.


ITEM 9.   THE OFFER AND LISTING

PRICE RANGE OF OUR ORDINARY SHARES AND ADSS

     The historical 'high' and 'low' prices of stock over the past year and the six monthly periods from August 2001 to January 2002 are as shown below.

                                                     PRICE PER ORDINARY SHARE       PRICE PER ADS
                                                              ON THE                     ON
                                                            SGX (IN S$)            NASDAQ (IN US$)
                                                     ------------------------     -----------------
                                                    HIGH                  LOW     HIGH         LOW
                                                    -----                ----     -----       -----
Annual for 2000                                     10.90                2.22     63.63       13.13
Annual for 2001                                      2.84                0.99     16.00        5.60

Quarterly highs and lows:
- quarter ending March 31, 2000                     10.60                6.20     63.63       21.00
- quarter ending June 30, 2000                       8.30                4.44     49.38       20.31
- quarter ending September 30, 2000                  4.68                3.26     26.50       18.00
- quarter ending December 31, 2000                   3.44                2.28     20.38       13.13
- quarter ending March 31, 2001                      2.84                1.63     16.00        9.25
- quarter ending June 30, 2001                       1.97                1.36     10.56        7.55
- quarter ending September 30, 2001                  1.82                0.99      9.99        5.80
- quarter ending December 31, 2001                   2.38                1.06     12.96        5.60

Monthly highs and lows:
August 2001                                          1.82                1.57      9.99        8.95
September 2001                                       1.66                0.99      9.29        5.80
October 2001                                         1.40                1.06      7.45        5.60
November 2001                                        1.82                1.26      9.80        7.01
December 2001                                        2.38                1.64     12.96        8.90
January 2002                                         2.65                2.17     14.25       11.95


EXCHANGE RATES

     Fluctuations in the exchange rate between the Singapore dollar and the U.S dollar will affect the U.S. dollar equivalent of the Singapore dollar price of the ordinary shares on the Singapore Exchange Securities Trading Limited and, as a result, are expected to affect the market price of ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Singapore dollars on the ordinary shares represented by ADSs or any other distribution received by the depositary in connection with the payment of dividends on the ordinary shares. Currently, there are no restrictions in Singapore on the conversion of Singapore dollars into U.S. dollars and vice versa.

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

                                                         SINGAPORE DOLLARS PER US $1.00
                                                                NOON BUYING RATE
                                            ---------------------------------------------------------
                                            AVERAGE(1)           LOW             HIGH      PERIOD END
                                            ----------           ----            ----      ----------
Year Ended December 31,
1997                                           1.49              1.40            1.71         1.61
1998                                           1.67              1.58            1.80         1.65
1999                                           1.70              1.66            1.74         1.67
2000                                           1.72              1.65            1.76         1.73
2001                                           1.80              1.74            1.85         1.85

Month
August 2001                                                      1.74            1.81         1.74
September 2001                                                   1.73            1.77         1.77
October 2001                                                     1.77            1.83         1.82
November 2001                                                    1.81            1.84         1.83
December 2001                                                    1.83            1.85         1.85
January 2002                                                     1.83            1.85         1.84

----------
(1) The average of the daily Noon Buying Rates on the last business day of each month during the year.


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

BOARD OF DIRECTORS

     Our Articles of Association state that a director must declare at a meeting of the Board of Directors if there are matters which may conflict with his duties or interests as a director. He is not allowed to vote in respect of any contract or arrangement or other proposal whatsoever in which he has any interest, directly or indirectly and shall not be counted in the quorum in relation to any resolution which he is not entitled to vote. If an independent quorum is not achieved, the remaining directors may convene a general meeting.

     Our directors may exercise all the borrowing powers of our company to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities.

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


ORDINARY SHARES

     Our authorized capital is S$800,000,000 consisting of 3,200,000,000 ordinary shares of par value S$0.25 each. We have only one class of shares, namely, ordinary shares, which have identical rights in all respects and rank equally with one another. Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may determine and may issue preference shares which are, at the option of the company, redeemable, subject to certain limitations. Our directors may issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium will, subject to certain exceptions, be transferred to a share premium account. All of our ordinary shares are in registered form. All issued ordinary shares are entitled to voting rights. We may, subject to and in accordance with the Companies Act, Chapter 50 of Singapore (the "Companies Act"), purchase our own ordinary shares. We may not, except as provided in the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our ordinary shares.


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

SHAREHOLDERS

     Only persons who are registered in the register of members and, in cases in which the person so registered is The Central Depository (Pte) Limited, or CDP, the persons named as depositors in the depository register maintained by the CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of members for any time or times if we provide the Registrar of Companies and Businesses of Singapore at least 14 days' notice. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders' entitlement to receive dividends and other distributions for no more than ten days a year.


TRANSFER OF ORDINARY SHARES

     There is no restriction on the transfer of fully paid ordinary shares except where required by law. The Board of Directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in a form acceptable to our Board of Directors. Our Board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if we are properly notified and if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our Board of Directors may require.


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


VOTING RIGHTS

     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry clearance system will only be entitled to vote at a general meeting as a shareholder if his or her name appears on the depository register maintained by CDP 48 hours before the time for holding the general meeting. Except as otherwise provided in the Articles of Association, two or more shareholders holding at least 33 1/3% of the issued and fully-paid ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under the Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy and entitled to vote.

DIVIDENDS

     We may, by ordinary resolution of the shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits. However, we may capitalize our share premium account and apply it to pay dividends, if such dividends are satisfied by the issue of shares to the shareholders. Our Board of Directors may also declare an interim dividend without the approval of the shareholders. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any ordinary share provide otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his or her registered address. Notwithstanding the foregoing, the payment to the CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to the CDP, discharge us from any liability to that shareholder in respect of that payment.


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


TAKE-OVERS

     The Securities and Futures Act 2001 and the Singapore Code on Takeovers and Mergers (the "Take-Over Code") regulates the acquisition of, among others, ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him or her, in 30% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.

     "Parties acting in concert" include a company and its related and associated companies, a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts), a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, a financial or other professional adviser and its client in respect of shares held by the financial adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholding of the adviser and any of those funds in the client total 10% or more of the client's equity share capital, directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent, partners, and an individual and his or her close relatives, related trusts, any person who is accustomed to act in accordance with his instructions and companies controlled by the individual, his or her close relatives, his or her related trusts or any person who is accustomed to act in accordance with his or her instructions.

     A mandatory takeover offer is also required to be made if a person holding, either on his or her own or together with parties acting in concert with him or her, between 30% and 50% (both inclusive) of the voting shares acquires additional voting shares representing more than 1% of the voting shares in any six-month period. An offer for consideration other than cash must, subject to certain exceptions, be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert within the preceding six months.

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


SUBSTANTIAL SHAREHOLDINGS

     Under the Companies Act, a person has a substantial shareholding in a company if he or she has an interest (or interests) in one or more voting shares in the company and the nominal amount of that share (or the aggregate of the nominal amounts of those shares) is not less than 5 percent. of the aggregate of the nominal amount of all voting shares in the company. A person having a substantial shareholding in our company is required to make certain disclosures under the Companies Act, including the particulars of his or her interests in our company and the circumstances by which he or she has such interests.


MINORITY RIGHTS

     The rights of minority shareholders of Singapore-incorporated companies are protected under section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of the company, as they think fit to remedy situations where: (1) the affairs of the company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders; or (2) the company takes an action, or threaten to take an action, or the shareholders pass a resolution, or threaten to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

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


E.   TAXATION

     In this section we summarize certain Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs, collectively, the "securities," to a holder of the securities who is not a resident in Singapore. This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the securities and does not purport to deal with the tax consequences applicable to all categories of investors. You should consult your own tax advisors as to the Singapore tax consequences of the purchase, ownership and dispositions of the securities.

     This discussion is based on tax laws in effect in Singapore and on administrative and judicial interpretations of these tax laws, as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis.


INCOME TAX

     Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore and on foreign income received or deemed received in Singapore. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.

     Subject to the provisions of any applicable treaty for the avoidance of double taxation and subject as discussed below, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income which is at a rate of 24.5% for the year of assessment 2002, or generally 15% in the case of interest, royalty and rental of movable equipment. We are obligated by law to withhold tax at the source.

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


TAXATION OF DIVIDENDS

     If we pay dividends on the ordinary shares or ADSs out of tax exempt income received because of our pioneer status or out of our income subject to a concessionary tax rate, if any, such dividends will be free of Singapore tax in the hands of the holders of the ordinary shares and ADSs. See "Item 5. Operating and Financial Review and Prospects - Special Tax Status" for a discussion of our pioneer status.

     Where the dividend is declared out of the above tax exempt income or income subject to tax at a concessionary rate, we will have to obtain agreement from the Inland Revenue Authority of Singapore, or IRAS, upon their issue of a finalized tax statement confirming the amount of income available for distribution of tax exempt dividends. Before such finalized tax statement is issued and such agreement has been obtained, we may apply for, and the Comptroller of Income Tax in Singapore may issue to us an approval for distribution of tax exempt dividends based on our estimate of chargeable income furnished to IRAS. Exempt dividends paid by us in excess of our finalized tax exempt income will be deemed distributed out of our ordinary income and will be subject to the treatment outlined below.

     We pay tax on our non-tax exempt income at the prevailing corporate tax rate, which is currently 24.5% for the Year of Assessment 2001 onwards. This tax paid by us is in effect imputed to, and deemed paid on behalf of, our shareholders. Thus, if we pay dividends on our ordinary shares out of our non-tax exempt income, our shareholders receive the dividends net of the tax paid by us. Dividends received by either a resident or non-resident of Singapore are not subject to withholding tax. Shareholders are taxed in Singapore on the gross amount of dividends, which is the cash amount of the dividend plus an amount normally equivalent to the corporate income tax rate paid by us on the dividend. The tax paid by us effectively becomes available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends.

     A non-resident shareholder is effectively taxed on non-tax exempt dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on the net dividend received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder will normally not receive any tax refund from the IRAS.

     As a temporary measure to cushion the impact of the current economic slow-down, Singapore has also granted certain tax rebates for the Years of Assessment 2001 and 2002. For the Year of Assessment 2002, the tax rebate (excluding tax on Singapore dividends and tax on income subject to final withholding tax) is 5%. In relation to dividends paid out of such non-tax exempt income, the tax imputed to, and deemed paid on behalf of, our shareholders would continue to be at the rate of 24.5%. However, we would also be allowed to distribute, as exempt dividends, an amount of income that is effectively not subject to tax as a result of the tax rebate.

     No comprehensive tax treaty currently exists between Singapore and the United States.


GAINS ON DISPOSAL OF THE ORDINARY SHARES OR ADSS

     Singapore does not impose tax on capital gains. However, gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the IRAS regards as the carrying on of a trade in Singapore. Thus, any gains or profits from the disposal of the ordinary shares or ADSs are not taxable in Singapore unless the seller is regarded as carrying on a trade in securities in Singapore, in which case the disposal profits would be taxable as trading profits rather than capital gains.


STAMP DUTY

     There is no stamp duty payable in respect of the issuance and holding of new ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00, or S$1.40 in respect of instruments executed between October 13, 2001 and December 31, 2002, for every S$1,000 or part thereof of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. Stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore.


ESTATE DUTY

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of most movable and immovable properties situated in Singapore. Thus, an individual holder of the ordinary shares who is not domiciled in Singapore at the time of his or her death may be subject to Singapore estate duty on the value of any ordinary shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate duty to the extent that the value of the ordinary shares, and any other assets subject to Singapore estate duty, exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10%. However, an individual who holds ADSs and is not domiciled in Singapore at the time of his or her death would not be subject to Singapore estate tax duty on such ADSs because such ADSs are registered outside Singapore and hence would not be considered as movable properties in Singapore.


F.   DIVIDENDS AND PAYING AGENTS

     Not applicable


G.   STATEMENTS BY EXPERTS

     Not applicable


H.   DOCUMENTS ON DISPLAY

     All documents relating to our company which are referred to in this Annual Report are available at our principal executive and registered office at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore.


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

     Our exposure to market risk associated with changes in interest rates would primarily relate to our debt obligations. However, as of December 31, 2001, our exposure to interest rate risk was relatively non-existent in view of the absence of outstanding debt obligations except for the long-term loan from the Economic Development Board. The applicable interest rate under the terms of the loan is the interest rate declared by the Central Provident Fund Board, a statutory board of the Singapore government. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations depending upon market conditions.

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

     The tables below provide information about our financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollar equivalents, which is our reporting currency. Actual cash flows are denominated in Singapore dollars.

                                                   EXPECTED MATURITY DATE AS OF DECEMBER 31, 2001           AS OF DECEMBER 31, 2000
                                               -------------------------------------------------------     ------------------------
                                                                         2004 AND                FAIR                         FAIR
                                                2002         2003         BEYOND     TOTAL      VALUE      TOTAL             VALUE
                                               ------       ------       --------    ------     ------     ------            ------
                                                               (in thousands, except interest and settlement rate)
Debt:
Variable rate Singapore dollar
 long-term debt:                               14,045       14,045            --     28,090     27,959     44,398            42,802
Average interest rate                                                                   3.5%                  3.5%

Assets:
Singapore dollar marketable debt
 securities                                     3,680        9,405        10,716     23,801     23,801     21,906            21,906
Average interest rate                                                                  4.17%                  3.5%

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

     The net proceeds from our initial public offering was used to repay loans of $25.0 million from ST Treasury Services Ltd, a related party, $35.0 million from Den Danske Bank and $22.2 million due on the EDB loan on the respective repayment due dates, and for general corporate purposes, including for capital expenditure and general working capital. Except as set forth in the previous sentence, none of the proceeds were paid, directly or indirectly to our directors, officers or their associates or to any person owning ten percent or more of our ordinary shares or to our affiliates. As of December 31, 2001, our cash resources amounted to $139.0 million, comprising $115.2 million in cash and cash equivalents and $23.8 million in marketable securities.


ITEM 15.

     Not applicable


ITEM 16.

     Not applicable


ITEM 17.  FINANCIAL STATEMENTS

     See Item 18 for a list of the Financial Statements filed as part of this Annual Report.


ITEM 18.  FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

     Independent Auditors' Report

     Consolidated Balance Sheets as at December 31, 2000 and 2001

     Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 1999, 2000 and 2001

     Consolidated Statements of Shareholders' Equity for the years ended December 31, 1999, 2000 and 2001

     Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001

     Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

     The following exhibits are filed as part of this Annual Report.

1.1       Memorandum and Articles of Association of ST Assembly Test Services
          Ltd.

2.1       Form of specimen certificate representing ST Assembly Test Services
          Ltd's ordinary shares - incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000.

2.2 Deposit Agreement among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and the holders from time to time of ADRs issued thereunder (including the form of ADR) - incorporated by reference to
          Exhibit 2.2 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 30, 2001.

4.1       ST Group Management & Support Services Agreement dated December 27,
          1999 by and between Singapore Technologies Pte Ltd and ST Assembly
          Test Services Ltd - incorporated by reference to Exhibit 10.1 of
          Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000.

4.2       Loan Agreement dated June 5, 1998 by and between the Economic
          Development Board and ST Assembly Test Services Ltd - incorporated by reference to Exhibit 10.2 of Amendment No. 1 to Form F-1 of ST
          Assembly Test Services Ltd filed with the Securities and Exchange
          Commission on January 3, 2000.

4.4       Lease Agreement dated November 18, 1996 by and between the Housing and
          Development Board and ST Assembly Test Services Ltd - incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 of ST
          Assembly Test Services Ltd filed with the Securities and Exchange
          Commission on January 3, 2000.

4.5       Immunity Agreement dated October 18, 1996 by and between Motorola Inc.
          and ST Assembly Test Services Ltd - incorporated by reference to
          Exhibit 10.5 of Amendment No. 1 to Form F-1 of ST Assembly Test
          Services Ltd filed with the Securities and Exchange Commission on January 3, 2000.

4.6       Programme Agreement dated January 10, 2002 by and between Citicorp
          Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program.

4.7       Trust Deed dated January 10, 2002 by and between British and Malayan
          Trustees Limited and ST Assembly Test Services Ltd establishing a
          S$500,000,000 Multicurrency Medium Term Note Program.

4.8       Agency Agreement dated January 10, 2002 by and between British and
          Malayan Trustees Limited, Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000
          Multicurrency Medium Term Note Program.

8.1       List of subsidiaries.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    ST ASSEMBLY TEST SERVICES LTD



                                    By: /s/ Harry Hooshang Davoody
                                        ----------------------------------------
                                    Name: Harry Hooshang Davoody
                                    Title: President and Chief Executive Officer
                                    Date: February 28, 2002

                           FINANCIAL STATEMENTS INDEX



                                                                         PAGE
                                                                         ----
Independent Auditors' Report                                              F-1

Consolidated Balance Sheets                                               F-2

Consolidated Statements of Operations and Comprehensive Income (Loss)     F-4

Consolidated Statements of Shareholders' Equity                           F-6

Consolidated Statements of Cash Flows                                     F-7

Notes to the Consolidated Financial Statements                            F-9

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
ST Assembly Test Services Ltd:


We have audited the accompanying consolidated balance sheets of ST Assembly Test Services Ltd and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1999, 2000 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ST Assembly Test Services Ltd and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999, 2000 and 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG
Singapore

January 30, 2002

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

                                                                                                              DECEMBER 31,
                                                                                                     -----------------------------
                                                                                      NOTE             2000                 2001
                                                                                     -----           --------             --------
ASSETS
Current assets:
  Cash and cash equivalents                                                              3           $141,733             $115,214
  Accounts receivable, net                                                               4             52,315               25,584
  Amounts due from ST and ST affiliates                                                 23              8,727                1,793
  Short-term deposits with ST affiliates                                                23             10,000                   --
  Other receivables                                                                      5             18,989                6,047
  Inventories                                                                            6             14,793                7,262
  Marketable securities                                                                  7             11,486                3,680
  Prepaid expenses                                                                       8             24,809               20,737
  Other current asset                                                                                      --                1,067
                                                                                                     --------             --------
     Total current assets                                                                             282,852              181,384
Property, plant and equipment, net                                                   9, 18            380,934              347,262
Marketable securities                                                                    7             10,420               20,121
Prepaid expenses                                                                         8             37,552               14,486
Goodwill                                                                                                   --                1,321
Other assets                                                                                               --               12,004
                                                                                                     --------             --------
     Total Assets                                                                                    $711,758             $576,578
                                                                                                     --------             --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                                                14           $ 14,799             $ 14,045
  Current installments of obligations under capital leases                              10                 --                2,564
  Accounts payable                                                                                     13,956               13,692
  Amounts due to ST and ST affiliates                                                   23              2,062                2,473
  Accrued operating expenses                                                            11             32,963               14,684
  Other payables                                                                        12             27,705               23,051
  Income taxes payable                                                                                  2,846                1,428
                                                                                                     --------             --------
     Total current liabilities                                                                         94,331               71,937
Obligation under capital leases, excluding current
 installments                                                                           10                 --                7,689
Long-term debt, excluding current installments                                          14             29,599               14,045
Other non-current liabilities                                                           13              2,631                4,605
                                                                                                     --------             --------
     Total liabilities                                                                                126,561               98,276
Minority interest                                                                                          --               25,507

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

                                                                                                              DECEMBER 31,
                                                                                                     -----------------------------
                                                                                      NOTE            2000                  2001
                                                                                     -----           --------             --------
Share capital:
  Ordinary shares -- par value S$0.25
  Authorized ordinary shares -- 3,200,000,000
   (2000: 1,200,000,000)

  Issued ordinary shares --
   986,171,915 as of December 31, 2000
   and 989,683,485 as of December 31, 2001                                              15            159,461              159,961
Additional paid-in capital                                                              16            386,325              387,652
Accumulated other comprehensive loss                                                    27             (9,731)              (9,941)
Retained earnings (deficit)                                                             17             49,142              (84,877)
                                                                                                     --------             --------
     Total shareholders' equity                                                                       585,197              452,795
                                                                                                     --------             --------
     Total Liabilities and Shareholders' Equity                                                      $711,758             $576,578
                                                                                                     --------             --------

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                  IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND
                                 PER SHARE DATA)

                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------------
                                                        NOTE            1999               2000              2001
                                                                     ---------          ---------          ---------
Net revenues                                                         $ 201,098          $ 331,271          $ 145,866
Cost of revenues                                                      (132,889)          (231,944)          (217,789)
                                                                     ---------          ---------          ---------
Gross profit (loss)                                                     68,209             99,327            (71,923)
                                                                     ---------          ---------          ---------
Operating expenses:
  Selling, general and administrative                                   28,437             40,798             36,041
  Research and development                                               7,283             14,636             15,160
  Asset impairments                                      18                 --                 --             23,735
  Prepaid leases written off                              8                 --                 --              3,145
  Stock-based compensation                                              25,327                448              1,024
  Other general expenses (net)                                              37                (22)               101
                                                                     ---------          ---------          ---------
     Total operating expenses                                           61,084             55,860             79,206
                                                                     ---------          ---------          ---------

Operating income (loss)                                                  7,125             43,467           (151,129)
                                                                     ---------          ---------          ---------

Other income (expense):
  Interest income                                                          524             10,638              6,497
  Interest expense                                                      (6,058)            (2,424)            (1,275)
  Foreign currency exchange gain                                         1,385              2,018                775
  Other non-operating income, net                        19              2,379              3,525              1,990
                                                                     ---------          ---------          ---------
     Total other income (expense)                                       (1,770)            13,757              7,987
                                                                     ---------          ---------          ---------

Income (loss) before income taxes                                        5,355             57,224           (143,142)
Income taxes                                             20               (500)            (2,865)             8,810
                                                                     ---------          ---------          ---------
Income (loss) before minority interest                                   4,855             54,359           (134,332)
Minority interest                                                           --                 --                313
                                                                     ---------          ---------          ---------
Net income (loss)                                                    $   4,855          $  54,359          $(134,019)
                                                                     =========          =========          =========

Other comprehensive income (loss):
  Unrealized loss on available-for-sale
   marketable securities                                                    --                 --               (303)
  Foreign currency translation                                              --                 --                 93
                                                                     ---------          ---------          ---------
Comprehensive income (loss)                                          $   4,855          $  54,359          $(134,229)
                                                                     =========          =========          =========

Basic net income (loss) per ordinary share                           $    0.01          $    0.06          $   (0.14)
Diluted net income (loss) per ordinary share                         $    0.01          $    0.06          $   (0.14)


Basic net income (loss) per ADS                                      $    0.06          $    0.56          $   (1.36)
Diluted net income (loss) per ADS                                    $    0.06          $    0.56          $   (1.36)
                                                                     =========          =========          =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                  IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND
                                 PER SHARE DATA)

                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------------
                                                        NOTE            1999               2000              2001
                                                                     ---------          ---------          ---------
Ordinary shares (in thousands) used in per
 ordinary share calculation:
  -- basic                                                             770,259            962,828            989,083
  -- effect of dilutive options                                         16,466              7,803                 --
                                                                     ---------          ---------          ---------
  -- diluted                                                           786,725            970,631            989,083
                                                                     =========          =========          =========

ADS (in thousands) used in per ADS calculation:
  -- basic                                                              77,026             96,283             98,908
  -- effect of dilutive options                                          1,646                780                 --
                                                                     ---------          ---------          ---------
  -- diluted                                                            78,672             97,063             98,908
                                                                     =========          =========          =========

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)


                                                                                             ACCUMULATED                  TOTAL
                                                     ADDITIONAL   UNEARNED   SUBSCRIP-          OTHER       RETAINED      SHARE-
                                                      PAID IN     COMPEN-       TIONS       COMPREHENSIVE   EARNINGS      HOLDER'
                             ORDINARY SHARES          CAPITAL     SATION     RECEIVABLE     INCOME (LOSS)   (DEFICIT)     EQUITY
                        --------------------------   ----------   --------  ------------  ---------------   ---------    ---------
                              NO.           $             $           $            $              $               $           $
                        (IN THOUSANDS)
Balances at
 December 31, 1998          780,174       129,042       5,389     (3,756)        (2,931)         (9,731)       (9,975)     108,038

Share issuance               15,972         2,381          --         --         (2,262)             --            --          119
Other changes in
 unearned
 compensation                    --            --      21,339    (21,339)            --              --            --           --
Amortization of
 stock compensation              --            --          61      9,352             --              --            --        9,413
Termination of
 Ownership
 Scheme                     (10,718)       (1,596)       (655)    15,743          5,193                           (97)      18,588
Amortization of
 stock compensation              --            --         171         --             --              --            --          171
Net income                       --            --          --         --             --              --         4,855        4,855
                            -------       -------     -------    -------         ------          ------      --------     --------
Balances at
 December 31, 1999          785,428       129,827      26,305         --             --          (9,731)       (5,217)     141,184

Share issuances             200,744        29,634     359,572         --             --              --            --      389,206
Stock compensation               --            --         448         --             --              --            --          448
Net income                       --            --          --         --             --              --        54,359       54,359
                            -------       -------     -------    -------         ------          ------      --------     --------
Balances at
 December 31, 2000          986,172       159,461     386,325         --             --          (9,731)       49,142      585,197

Share issuances               3,511           500         303         --             --              --            --          803
Stock compensation               --            --       1,024         --             --              --            --        1,024
Unrealized loss on
 available-for-sale
 marketable  securities          --            --          --         --             --            (303)           --         (303)
Foreign currency
 translation                     --            --          --         --             --              93            --           93
Net loss                         --            --          --         --             --              --      (134,019)    (134,019)
                            -------       -------     -------    -------         ------          ------      --------     --------
Balances at
 December 31, 2001          989,683       159,961     387,652         --             --          (9,941)      (84,877)     452,795
                            =======       =======     =======    =======         ======          ======      ========     ========

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS


                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                              1999         2000         2001
                                                            --------     ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                           $  4,855     $  54,359   $(134,019)
Adjustments to reconcile net income (loss)
 to net cash provided by operating activities:
  Depreciation and amortization                               74,166        72,419     100,342
  Asset impairments                                               --            --      23,735
  Amortization of leasing prepayments                          1,005        14,829      24,618
  Prepaid leases written off                                      --            --       3,145
  Loss (gain) on sale of property, plant and equipment            37           (22)        120
  Exchange gain                                               (2,337)       (2,104)       (775)
  Deferred income taxes                                           --            --     (10,161)
  Minority interest in loss in subsidiary                         --            --        (313)
  Others                                                         101            --          78
Changes in operating working capital:
  Accounts receivable                                        (16,751)      (14,430)     27,222
  Amounts due from ST and ST affiliates                         (239)       (2,195)      6,935
  Inventories                                                 (4,719)       (3,480)      7,530
  Other receivables and prepaid expenses                      (5,342)          139      13,693
  Accounts payable                                              4,246        1,621          19
  Amounts due to ST and ST affiliates                          1,222        (3,471)        407
  Accrued operating expenses and other payables               16,998        12,435     (21,244)
                                                            --------     ---------   ---------
Net cash provided by operating activities                     73,242       130,100      41,332
                                                            --------     ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sales or maturity of marketable securities          --            --      20,181
Purchases of marketable securities                                --       (21,930)    (22,499)
Proceeds from maturity of short-term deposits                     --            --      10,000
Short-term deposits with ST affiliates                            --       (10,000)         --
Acquisition of subsidiary, net of cash acquired                   --            --       1,835
Purchases of property, plant and equipment                   (84,301)     (299,554)    (55,980)
Proceeds from the sale of property, plant and equipment        1,971         5,423       2,195
                                                            --------     ---------   ---------
Net cash used in investing activities                        (82,330)     (326,061)    (44,268)
                                                            --------     ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of short-term debt                     10,000             -          --
Repayment of short-term debt                                      --       (60,000)     (8,824)
Repayment of long-term debt                                       --        (7,468)    (14,711)
Proceeds from issuance of shares                               3,080       389,206         803
Purchase consideration for share buy-back                       (116)           --          --
                                                            --------      --------   ---------
Net cash provided by (used in) financing activities           12,964       321,738     (22,732)
                                                            --------      --------   ---------

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS


                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------
                                                                   1999             2000            2001
                                                                 -------          --------        --------
Net increase (decrease) in cash and cash equivalents
 for the year                                                      3,876           125,777         (25,668)
Effect of exchange rate changes on cash and cash equivalents          --              (612)           (851)
Cash and cash equivalents at beginning of the year                12,692            16,568         141,733
                                                                 -------          --------        --------
Cash and cash equivalents at end of the year                     $16,568          $141,733        $115,214
                                                                 =======          ========        ========
SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid (net of amount capitalized)                        $ 6,001          $  3,045        $  1,472
Income taxes paid                                                $   143          $    616        $  2,995
Non-cash items
  Equipment acquired under capital leases                        $    --          $     --        $ 10,253
  Share issue (cancellation) subscriptions receivable            $(1,000)         $     --        $     --
  Sale-leaseback transactions:
    Sales consideration applied to leasing prepayments           $20,246          $ 59,536        $     --
    Sales consideration included in other receivables            $    --          $  7,722        $     --
                                                                 =======          ========        ========

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


1.   BUSINESS AND ORGANIZATION

     BACKGROUND

     ST Assembly Test Services Ltd (the "Company") is an independent provider of a full range of semiconductor test and assembly services. The Company has operations in Singapore and in the United States of America, its principal market. As of December 31, 2001, the Company was 71.97% owned by Singapore Technologies Pte Ltd ("ST").

     In August 2001, the Company acquired a 51% equity interest in Winstek Semiconductor Corporation ("Winstek"), a company incorporated in Taiwan, to enhance the Company's position in the Taiwanese market. The Company purchased new shares issued by Winstek for a total consideration of $27,986 in cash. Winstek's principal activity is the provision of semiconductor test services including wafer probe, final testing and drop shipment services. The Winstek acquisition was accounted for as a purchase business combination, and accordingly, the results of operations of Winstek have been included in the consolidated statements of operations of the Company from August 2001. The purchase price has been allocated to the assets acquired and liabilities assumed according to estimated fair values at the date of acquisition. The allocation resulted in the recognition of goodwill of $1,321.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:


     Current assets                            $32,109
     Property, plant and equipment              31,138
     Goodwill                                    1,321
     Other assets                                2,088
                                               -------
         Total assets acquired                  66,656
                                               =======

     Current liabilities                       (11,983)
     Other liabilities                          (1,069)
                                               -------
         Total liabilities assumed             (13,052)
                                               =======

     Minority interest                         (25,618)

                                               -------
         Net assets acquired                   $27,986
                                               =======


     Disclosures of results of operations on a proforma basis giving effect to the acquisition are not included as management does not consider this to be a material business combination.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the years ended December 31, 1999, 2000 and 2001, the Company's largest customer accounted for 25%, 32% and 29% of revenues, respectively. The Company's five largest customers collectively accounted for approximately 73%, 70% and 67% of revenues for the years ended December 31, 1999, 2000 and 2001, respectively (See Note 21). The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies which constitute the Company's largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

     In addition, the Company participates in a pooled cash management program and places short-term advances with ST or its affiliates.


     RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the state of the semiconductor industry and the demand for end-use applications products such as communications equipment and personal computers, pricing pressures and declines in average selling prices, reliance on a small group of principal customers, decisions by customers to discontinue outsourcing of test and assembly services, changes in customer order patterns, rescheduling or cancelling of customer orders, changes in product mix, capacity utilization, availability of financing, level of competition, continued success in technological innovations, delays in acquiring or installing new equipment, shortages in supply of key components, exchange rate fluctuations and litigation.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  ACCOUNTING PRINCIPLES

     The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").


(b)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of ST Assembly Test Services Ltd and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


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


(d)  FOREIGN CURRENCY TRANSACTIONS

     The Company's functional currency is the US dollar. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the rates of exchange at transaction dates prevailing during the year. Foreign currency transaction gains or losses are included in results of operations.


(e)  FINANCIAL INSTRUMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivatives and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivatives and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. The Company adopted SFAS 133, as amended, on January 1, 2001. The adoption of SFAS 133, as amended, did not have a material effect on the Company's financial position or results of operations and the Company had no outstanding derivative instruments at December 31, 2000 and 2001.


(f)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


(g)  INVENTORIES

     Inventories are valued at the lower of cost and net realizable value. Cost is determined principally on a standard cost basis which approximates the actual cost on the weighted average basis.


(h)  GOODWILL

     Goodwill is not amortized, but is tested for impairment. In addition, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under SFAS No. 142, the Company will test goodwill for impairment on at least an annual basis by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit goodwill is determined in the same manner as the amount of goodwill recognized in a purchase business combination is determined. The Company has a single reporting unit. Refer to note 2 (v) for further discussion of SFAS No.'s 141 and 142.


(i)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:


     Building, mechanical and electrical installation       -  3 to 20 years
     Plant and machinery                                    -  5 years
     Toolings                                               -  5 years
     Office furniture and equipment                         -  5 years
     Computer equipment                                     -  2 to 3 years
     Motor vehicle                                          -  5 years

     No depreciation is provided on property, plant and equipment under installation or construction and freehold land. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

     Plant and equipment under capital leases are initially stated at the present value of minimum lease payments and are amortized straight-line over the shorter of the lease term or the estimated useful life of the assets.


(j)  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company accounts for impairments of long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


(k)  MARKETABLE SECURITIES

     Marketable securities at December 31, 2001 consist of corporate debt securities denominated principally in Singapore dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

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

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

     At December 31, 2001, the securities held were classified as available-for-sale.


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


(n)  REVENUE RECOGNITION

     Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. Revenue is principally recognized upon shipment of goods on which services have been rendered. For certain contractual arrangements, revenue is realizable, and therefore recognized, upon completion of services.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


(o)  RESEARCH AND DEVELOPMENT

     Research and development expenses are expensed as incurred. Research and development expenses amounted to $7,283, $14,636 and $15,160 during the years ended December 31, 1999, 2000 and 2001, respectively.


(p)  STOCK-BASED EMPLOYEE COMPENSATION

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 22 in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." Compensation cost for stock options granted to employees in connection with the Company's fixed option plan is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option and is recorded over the requisite vesting periods. Compensation cost for options granted to employees under the Company's prior variable option plan was recorded over the requisite vesting periods based upon the current market value of the Company's stock at the end of each period.


(q)  PENSION PLANS

     The Company has a defined contribution plan, required by local regulation, which covers substantially all of its domestic employees who are Singapore citizens and Singapore permanent residents. Under the defined contribution plan, the Company made monthly contributions based on the statutory funding requirement into a Central Provident Fund. Total plan expenses for the years ended December 31, 1999, 2000 and 2001 were $1,220, $2,367 and
     $2,737, respectively.

     Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to approved retirement date. Winstek contributes its pension obligations to Central Trust of China, as required by the Labor Standards Law. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan's assets in meeting the benefits accrued to the participating staff. Total pension plan expenses for the period from August 21, 2001 (acquisition date) to December 31, 2001 were approximately $39. Additional disclosures regarding this pension plan pursuant to SFAS No. 132, "Employees Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106" are not considered necessary due to the immateriality of the amounts involved.


(r)  INCOME TAXES

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

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


(s)  NET INCOME (LOSS) PER SHARE

     The computation of basic net income (loss) per share is calculated as the net income or loss for the year divided by the weighted average number of shares outstanding during the year, as adjusted on a retroactive basis for stock splits. Diluted net income (loss) per share reflects the potential dilution that would occur if share options or other contracts to issue ordinary shares were exercised and converted into ordinary shares.


(t)  COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and unrealized gain (loss) on available-for-sale marketable securities, and is presented in the consolidated statements of operations and comprehensive income (loss).


(u)  SEGMENT DISCLOSURES

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


(v)  RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria which intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.
     142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was issued in August 2001. The Company is required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 effective January 1, 2002. Accordingly, the Company accounted for the acquisition of its interest in Winstek under SFAS No. 141. The adoption of SFAS No's. 141 and 142 did not have a material effect on the Company's financial position or results of operations.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required to adopt the provisions of SFAS No. 143 on January 1, 2003. The Company is currently unable to estimate the impact of adopting SFAS No. 143.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. The Company is required to adopt SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material effect on the Company's financial position or results of operations.


(w)  RECLASSIFICATIONS

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.


3.   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents at December 31, 2000 and 2001 consist of:

                                                                             DECEMBER 31,
                                                                   ---------------------------------
                                                                     2000                     2001
                                                                   --------                 --------
     Cash at banks and in hand                                     $  1,828                 $    400
     Cash equivalents - bank fixed deposits                          38,132                   36,109
     Cash equivalents - ST pooled cash management                     5,409                    1,599
     Cash equivalents - ST treasury deposits                         96,364                   77,106
                                                                   --------                 --------
                                                                   $141,733                 $115,214
                                                                   ========                 ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     The Company participates in a pooled cash management program which requires the Company to place surplus cash with ST as overnight advances. These deposits, as well as short-term deposits with the ST treasury unit with original maturities of three months or less, are classified as cash equivalents.


4.   ACCOUNTS RECEIVABLE

     Accounts receivable at December 31, 2000 and 2001 consist of:

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                2000                    2001
                                                              -------                  -------
     Accounts receivable - third parties                      $53,408                  $26,368
     Allowance for doubtful accounts                           (1,093)                    (784)
                                                              -------                  -------
                                                              $52,315                  $25,584
                                                              =======                  =======

     Movements in the allowance for doubtful accounts are as follows:


                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                       1999         2000           2001
                                                      -----        ------         ------
     Beginning                                        $ 211        $   92         $1,093
     Charge (credit) for the year                      (119)        1,384           (309)
     Utilized for the year                               --          (383)            --
                                                      -----        ------         ------
     Ending                                           $  92        $1,093         $  784
                                                      =====        ======         ======


5.   OTHER RECEIVABLES

     Other receivables at December 31, 2000 and 2001 consist of:

                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                               2000                       2001
                                                             -------                     ------
     Deposits and staff advances                             $   410                     $  103
     Grant receivable (Note 13)                                7,467                      5,606
     Other receivables                                        11,112                        338
                                                             -------                     ------
                                                             $18,989                     $6,047
                                                             =======                     ======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


6.   INVENTORIES

     Inventories at December 31, 2000 and 2001 consist of:

                                                                                     DECEMBER 31,
                                                                          --------------------------------
                                                                            2000                    2001
                                                                          -------                  -------
     Raw materials                                                        $12,047                  $ 8,687
     Factory supplies                                                       1,849                    1,352
     Work-in-progress                                                       2,501                    1,580
     Finished goods                                                            40                      736
                                                                          --------                 -------
                                                                           16,437                   12,355
     Allowance for inventory obsolescence                                  (1,644)                  (5,093)
                                                                          --------                 -------
                                                                          $14,793                  $ 7,262
                                                                          ========                 =======

     Movements in the allowance for inventory obsolescence are as follows:


                                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                               1999         2000          2001
                                                                             ------        ------       -------
     Beginning                                                               $  583        $1,103       $ 1,644
     Charge for the year                                                      1,413           541         5,124
     Utilized in year                                                          (893)           --        (1,675)
     Translation adjustment                                                      --            --            --
                                                                             ------        ------       -------
     Ending                                                                  $1,103        $1,644       $ 5,093
                                                                             ======        ======       =======


7.   MARKETABLE SECURITIES

     Available-for-sale debt securities at December 31, 2000 and 2001 consist of the following (at fair value):


                                                                                            DECEMBER 31,
                                                                                       ---------------------
                                                                                        2000          2001
                                                                                       -------       -------
     Corporate debt securities:
        Due in one year or less                                                        $11,486       $ 3,680
        Due after one year through five years                                           10,420        20,121
                                                                                       -------       -------
                                                                                       $21,906       $23,801
                                                                                       =======       =======

     Realized gains and losses were immaterial in the years ended December 31, 2000 and 2001.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


8.   PREPAID EXPENSES

     Prepaid expenses at December 31, 2000 and 2001 consist of:

                                                                              DECEMBER 31,
                                                                       ------------------------
                                                                        2000             2001
                                                                       -------          -------
     Leasing prepayments                                               $61,940          $34,090
     Other prepayments                                                     421            1,133
                                                                       -------          -------
                                                                       $62,361          $35,223
                                                                       =======          =======

     Current assets                                                    $24,809          $20,737
     Non-current assets                                                 37,552           14,486
                                                                       -------          -------
                                                                       $62,361          $35,223
                                                                       =======          =======

     Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.

     In the year ended December 31, 2001, the Company recorded an impairment charge of $3,145 to write off prepaid leases for testers which the Company does not expect to use in the future.


9.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 2000 and 2001 consist of:

                                                                                         DECEMBER 31,
                                                                                     ---------------------
                                                                                       2000         2001
                                                                                     --------     --------
     Cost:
        Freehold land                                                                $     --     $  5,652
        Buildings, mechanical and electrical installation                              52,154       64,688
        Plant and machinery                                                           348,071      464,603
        Toolings                                                                       26,861       31,141
        Office furniture and equipment                                                  8,386       11,069
        Computer equipment                                                             10,357       16,225
        Motor vehicle                                                                      --          127
        Assets under installation and construction in progress                         81,006       20,637
                                                                                     --------     --------
          Total cost                                                                 $526,835     $614,142
                                                                                     ========     ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                                                         DECEMBER 31,
                                                                                      -------------------
                                                                                        2000       2001
                                                                                      --------   --------
     Accumulated depreciation:
        Buildings, mechanical and electrical installation                             $ 12,065   $ 16,557
        Plant and machinery                                                            113,561    218,854
        Toolings                                                                        12,540     17,969
        Office furniture and equipment                                                   2,249      4,013
        Computer equipment                                                               5,486      9,481
        Motor vehicle                                                                       --          6
                                                                                      --------   --------
          Total accumulated depreciation                                               145,901    266,880
                                                                                      --------   --------
     Property, plant and equipment (net)                                              $380,934   $347,262
                                                                                      ========   ========

     Depreciation charged to results of operations amounted to $48,839, $71,971 and $99,318 (excluding asset impairment charges of $23,735) for the years ended December 31, 1999, 2000 and 2001, respectively.

     Included in assets under installation and construction are assets acquired under capital lease obligations with a cost of $10,253 at December 31, 2001.

     One of the buildings is built on land held on a 30-year operating lease, renewable for a further 30-year period subject to the fulfillment of certain conditions. The other building is on freehold land.


10.  CAPITAL LEASES

     Future minimum lease payments under US dollar denominated capital leases for equipment and machinery as of December 31, 2001 are as follows:


                                                                                     2001
                                                                                   -------
     Payable in year ending December 31,
        2002                                                                       $ 3,168
        2003                                                                         4,210
        2004                                                                         3,620
        2005                                                                           470
                                                                                   -------
     Total minimum obligations                                                      11,468
     Less amounts representing interest at rates ranging from 6.6% to
      7.2% per annum                                                                (1,215)
                                                                                   -------
     Present value of minimum obligations                                           10,253
     Current installments of obligations under capital leases                       (2,564)
                                                                                   -------
     Obligations under capital leases, excluding current installments              $ 7,689
                                                                                   =======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


11.  ACCRUED OPERATING EXPENSES

     Accrued operating expenses at December 31, 2000 and 2001 consist of:

                                                                                   DECEMBER 31,
                                                                            -----------------------
                                                                              2000            2001
                                                                            -------         -------
     Staff costs                                                            $ 7,646         $ 1,841
     Purchase of raw materials                                               11,163           5,179
     Maintenance fees, license fees and royalties                             1,778           1,193
     Interest expense                                                           535             329
     Provision for vacation liability                                         1,688             170
     Others                                                                  10,153           5,972
                                                                            -------         -------
                                                                            $32,963         $14,684
                                                                            =======         =======


12.  OTHER PAYABLES

     Other payables at December 31, 2000 and 2001 consist of:

                                                                                 DECEMBER 31,
                                                                        ------------------------------
                                                                          2000                   2001
                                                                        -------                -------
     Liabilities for purchase of property, plant and
      equipment                                                         $27,705                $23,051
                                                                        =======                =======


13.  OTHER NON-CURRENT LIABILITIES

     Other non-current liabilities at December 31, 2000 and 2001 consist of:

                                                                  DECEMBER 31,
                                                             ---------------------
                                                              2000           2001
                                                             ------         ------
     Deferred grant                                          $2,631         $2,573
     Others                                                      --          2,032
                                                             ------         ------
                                                             $2,631         $4,605
                                                             ======         ======

     The deferred grant refers to a 5-year grant of $13,878 obtained by the Company in 1997 for funding of certain research and development projects from the Economic Development Board ("EDB") under its Research Incentive Scheme for Companies. The grant, which is a reimbursement of specified costs, has no requirement for repayment.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


14.  LONG-TERM DEBT

     Long-term debt at December 31, 2000 and 2001 consists of:


                                                                      DECEMBER 31,
                                                                ------------------------
                                                                  2000            2001
                                                                --------        --------
     Singapore dollar loan                                      $ 44,398        $ 28,090
     Less current installments                                   (14,799)        (14,045)
                                                                --------        --------
                                                                $ 29,599        $ 14,045
                                                                ========        ========

     The term loan bears interest at 1% over the prevailing rate declared by the Central Provident Fund ("CPF") Board, a statutory board of Singapore, for contributions made to the CPF under the CPF Act. Interest is payable semi-annually. Principal is denominated in Singapore dollars and is repayable in 7 equal semi-annual installments commencing September 1, 2000. The loan agreement restricts the Company without prior approval from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company. The loan is unsecured, but is supported by a corporate guarantee given by ST. The term loan at December 31, 2000 and 2001 bore interest at 3.5% per annum.

     At December 31, 2001, the Company has undrawn banking and credit facilities consisting of short-term loans and bank guarantees of $34,400 with financial institutions.


15.  SHARE CAPITAL

     By an ordinary resolution passed on May 31, 2001, the Company's authorized share capital was increased by the creation of an additional 2,000,000,000 ordinary shares of S$0.25 each. Accordingly, the Company's authorized share capital at December 31, 2001 is S$800,000,000 comprising 3,200,000,000 ordinary shares of S$0.25 par value each.

     Under Singapore law, all increases in share capital (including rights issues) require prior shareholders' approval. Singapore law does not provide for the issue of shares of no par value and prohibits the issue of shares at a discount to par value.

     In January 1999, the paid-in capital, net of subscriptions receivable, was increased by S$108 (US$65) from S$192,255 to S$192,363 with the issue of 8,600,000 ordinary shares of S$0.25 each at par, partly paid to S$0.0125 to employees of the Company, its subsidiary ST Assembly Test Services, Inc., ST and related corporations of ST under the Ownership Scheme. (See Note 22)

     In July 1999, the paid-in capital, net of subscriptions receivable, was increased by S$92 (US$54) to S$192,455 with the issue of 7,371,600 ordinary shares of S$0.25 each at par, partly paid to S$0.0125 to employees of the Company, its subsidiary ST Assembly Test Services, Inc., ST and related corporations of ST under the Ownership Scheme. (See Note 22)

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     In November 1999, the Company terminated the Ownership Scheme. Under the terms of the termination, the Company received proceeds from participants amounting to approximately $2,961 to fully pay up the remaining second installment of 95% of the subscription price for 17,407,695 ordinary shares issued under the Ownership Scheme. The remaining 9,605,505 partly paid ordinary shares in issue under the Ownership Scheme were bought back from the employees by the Company at a total cash consideration of approximately $104. Also, as part of the consideration for the buy back, under the terms of the termination, such employees were granted new options to subscribe for 6,385,450 ordinary shares, at an exercise price of $0.25 each (S$0.42), and 3,220,055 ordinary shares, at an exercise price of $0.15 each (S$0.25), under the ST Assembly Test Services Ltd Share Option Plan 1999 (See Note
     22). All the shares purchased by the Company were cancelled on acquisition.

     Also at this time, the Company purchased 1,112,400 partly paid shares held by a subsidiary of ST for a cash consideration of $12. All the shares purchased by the Company were cancelled on acquisition.

     In February 2000, the Company issued 175,950,000 ordinary shares at $2.10 per share and 19,550,000 ordinary shares at S$3.554 (US$2.10) per share in the initial public offering of the Company's shares on the Nasdaq National Market and Singapore Exchange. Offering proceeds, net of expenses, amounted to approximately $387,025.

     5,244,220 and 3,511,570 ordinary shares were issued as a result of the employees exercising their share options during the years 2000 and 2001, respectively.


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

     In 1999, as part of the termination of the Ownership Scheme, the Company purchased 10,717,905 of its own ordinary shares of S$0.25 each, partly paid up to S$0.0125 per share. All the shares purchased by the Company were cancelled on acquisition. Upon cancellation, an amount of $97, representing the amount by which the Company's issued share capital was diminished on cancellation, was transferred to the capital redemption reserve within additional paid-in capital, as required by Singapore law (See Note 22).

     In 2000, the share premium arising from the initial public offering and exercise of employees' share options amounted to $359,572, net of share issue expenses of $23,500. As of December 31, 2000 and 2001, the Company's share premium account amounted to $360,069 and $360,372, respectively.


17.  RETAINED EARNINGS

     Singapore law allows dividends to be paid only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


18.  ASSET IMPAIRMENTS

     Due to the poor operating results and continued weakness in the semiconductor industry, the Company initiated a review in the fourth quarter of 2001 to identify long-lived assets whose carrying amounts might not be recoverable. As a result of the review, the Company recorded asset impairment charges totaling $23,735. These charges include a write down of machinery and equipment held for sale of $4,367 and a write down of machinery and equipment held for use of $19,368 to reflect their estimated fair value. In determining the fair value of machinery and equipment held for sale and held for use, the Company has considered recent offers and expected future discounted cash flows. The machinery and equipment held for sale is currently not being used in operations. The carrying amount of machinery and equipment held for sale was reduced to $2,771. Management expects machinery and equipment held for sale to be disposed in the near future.

     The Company routinely reviews the remaining estimated useful lives of their equipment and machinery to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment and machinery. However, due to the nature of the testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, the Company may not be able to anticipate declines in the utility of its machinery and equipment. Consequently, additional impairment charges may be necessary in the future.


19.  OTHER NON-OPERATING INCOME

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                ----------------------------------------
                                                 1999             2000             2001
                                                ------           ------           ------
     Government grant income                    $1,612           $2,792           $1,293
     Other income, net                             767              733              697
                                                ------           ------           ------
                                                $2,379           $3,525           $1,990
                                                ======           ======           ======


20.  INCOME TAXES

     Income (loss) before income taxes consists of the following:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                ----------------------------------------
                                                 1999            2000             2001
                                                ------         -------         ---------
     Singapore                                  $4,747         $56,505         $(142,493)
     Foreign                                       608             719              (649)
                                                ------         -------         ---------
                                                $5,355         $57,224         $(143,142)
                                                ======         =======         =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     Income tax benefit (expense) consists of the following:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                    --------------------------------------
                                                     1999           2000             2001
                                                    -----         -------          -------
     Current tax provision:

     Singapore                                      $(279)        $(2,568)         $(1,107)
     Foreign                                         (221)           (297)            (244)
                                                    -----         --------         -------
                                                    $(500)        $(2,865)         $(1,351)
                                                    =====         ========         =======
     Deferred tax benefit:

     Singapore                                      $  --          $    --          $ 9,661
     Foreign                                           --               --              500
                                                    -----          -------          -------
                                                    $  --          $    --          $10,161
                                                    =====          =======          =======
                                                    $(500)         $(2,865)         $ 8,810
                                                    =====          =======          =======

     The Company has been granted pioneer status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 (the "Act"), for "Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services" from January 1, 1996 to December 31, 2003, subject to compliance with certain conditions.

     During the pioneer status period, Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the pioneer certificate and the Act. Income derived from non-pioneer activities during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

     Current tax expense for the years ended December 31, 1999, 2000 and 2001 in relation to the Singapore operation represents income tax payable on non-pioneer trade income, principally rental and interest income.

     The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends that are not subject to Singapore income tax in the hands of the shareholders. Losses and unutilized capital allowances arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Pioneer loss and unutilized capital allowance carryforwards are available indefinitely, subject to more than 50% of the shareholders staying the same from the incurrence of the tax loss or allowance to its utilization. As of December 31, 2000, the Company has no pioneer loss and unutilized capital allowance carryforwards. As of December 31, 2001, the Company had pioneer loss and unutilized capital allowance carryforwards of $21,941 and $77,296, respectively.

     As of December 31, 2001, the Company has available a foreign net operating loss carryforward of approximately $702 which can be use to offset profits of its Taiwan subsidiary arising in the next four years. The foreign net operating loss carryforward will expire on December 31, 2006.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     The Company also has foreign investment tax credits carryforwards of approximately $1,211 and $1,151, which expire on December 31, 2004 and 2005, respectively. The foreign investment tax credit carryforwards can be used to offset income tax payable in future years. The offsetting amount is limited to 50% of the offsetting year's income tax payable. The last year of expiry for the tax credit carryforwards is, however, not subject to the 50% limitation.

     Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company's deferred income tax assets at December 31, 2001 are as follows:


                                                                  DECEMBER 31,
                                                                  ------------
                                                                      2001
                                                                    -------
     Deferred income tax assets
       Operating loss carryforwards                                 $ 2,896
       Unutilized capital allowance carryforwards                     7,730
       Investment tax credits                                         2,362
       Other                                                            (24)
                                                                    -------
                                                                    $12,964
                                                                    =======


     There were no material deferred tax assets or liabilities at December 31, 2000.

     There was no valuation allowance for deferred tax assets as of January 1, 2000 or 2001. The deferred tax assets were generated in 2001, principally as a result of the deferred tax benefits associated with tax losses and unutilized capital allowances. The deferred tax effects of the operating loss and unutilized capital allowance carryforwards are recognized because they are expected to be carried forward to offset taxable income arising after the expiration of the pioneer period. Such carryforwards are expected to be utilized during the post-pioneer period. The post-pioneer period tax rate is expected to be 10%.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period differ materially from current estimates.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     A reconciliation of the expected tax expense (benefit) at the statutory rate of tax to actual tax expense (benefit) is as follows:

                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------------
                                                                          1999              2000               2001
                                                                        -------           --------           --------
     Income tax expense (benefit) computed at
      Singapore statutory rate of 24.5% (2000: 25.5%, 1999: 26%)        $ 1,392           $ 14,592           $(35,069)
     Non-deductible expenses                                              6,635                143                243
     Effect of pioneer status                                            (7,862)           (11,772)             6,972
     Effect of recognizing deferred tax assets at post-pioneer
      concessionary tax rate                                                 --                 --             19,433
     All other items, net                                                   335                (98)              (389)
                                                                        -------           --------           --------
     Income tax expense (benefit)                                       $   500           $  2,865           $ (8,810)
                                                                        =======           ========           ========

     The pioneer status relief had the effect of increasing diluted net income per ordinary share by $0.01 and $0.01 and diluted net income per ADS by $0.10 and $0.12 for the years ended December 31, 1999 and 2000, respectively.


21.  REVENUE DATA AND MAJOR CUSTOMERS

     Revenues by major service line and by geographical areas (identified by location of customer headquarter) were:

                               FOR THE YEAR ENDED DECEMBER 31,
                           ---------------------------------------
                            1999            2000            2001
                           --------       --------        --------
     United States
     -- assembly           $ 93,989       $155,892        $ 71,025
     -- test                 58,896        102,629          43,287
                           --------       --------        --------
                            152,885        258,521         114,312
                           --------       --------        --------
     Singapore
     -- assembly             11,230          5,919           2,090
     -- test                 22,547         18,215           6,097
                           --------       --------        --------
                             33,777         24,134           8,187
                           --------       --------        --------
     Rest of Asia
     -- assembly                259          1,112           2,318
     -- test                    106            731           2,066
                           --------       --------        --------
                                365          1,843           4,384
                           --------       --------        --------
     Europe
     -- assembly              3,010         16,440           3,050
     -- test                 11,061         30,333          15,933
                           --------       --------        --------
                             14,071         46,773          18,983
                           --------       --------        --------
         Total             $201,098       $331,271        $145,866
                           ========       ========        ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     Revenues from major customers, as a percentage of net revenues, were as follows:

                         FOR THE YEAR ENDED DECEMBER 31,
                         -------------------------------
                          1999         2000         2001
                         -----        -----        -----
                           %            %            %
     Customer A           16.8         32.1         29.2
     Customer B           25.2         18.1         12.3
     Customer C            4.6          5.6         10.4
     Customer D*          16.4          7.3          5.6
     Others               37.0         36.9         42.5
                         -----        -----        -----
                         100.0        100.0        100.0
                         -----        -----        -----

------------
*    ST affiliate


22.  SHARE OPTIONS AND INCENTIVE PLANS

(a)  EMPLOYEES' SHARE OWNERSHIP SCHEME

     Effective April 1998, the Company adopted the ST Assembly Test Services Employees' Share Ownership Scheme. The Ownership Scheme was administered by a committee nominated by the directors and provided for the grant of options to employees and directors of the Company and certain of its affiliates. The exercise period of the options was 30 days and the subscription price for each share which may be purchased upon exercise of the options was determined by the committee but could not be less than the par value. The subscription price was payable in installments, the first installment of 5% of the subscription price being payable upon exercise of the option, the second installment of 95% of the subscription price being payable over a period between the second and fifth years following the date the option was granted, however, such cumulative second installment due could be deferred and payable at each successive anniversary date but was not due until ten years after the date of grant of the option.

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

     The Ownership Scheme was accounted for in accordance with variable plan accounting under Accounting Principles Board ("APB") Opinion No. 25. Compensation cost for shares granted under the Ownership Scheme was recorded as compensation expense over the requisite vesting period, with the unvested shares reflected as unearned compensation in a separate component of shareholders' equity based on the current market price of the shares at the end of the relevant period. The Company determined the fair market values of ordinary shares underlying each option grant based on the income approach and the market approach. The income approach indicates the fair market value of the common stock of a business based on the value of the cash flows that the business can be expected to generate in the future. The market approach indicates the fair market value of the ordinary shares based on a comparison of the Company to comparable publicly traded companies, comparable transactions in its industry, and prior transactions.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     In November 1999, the Company terminated the Ownership Scheme. Under the terms of the termination, the Company received proceeds from participants amounting to approximately $2,961 to fully pay up the remaining second installment of 95% of the subscription price for 17,407,695 ordinary shares issued under the Ownership Scheme. The remaining 9,605,505 partly paid ordinary shares in issue under the Ownership Scheme were bought back from the employees by the Company at a total cash consideration of approximately $104. Also, as part of the consideration for the buy back, under the terms of the termination, such employees were granted new options to subscribe for 6,385,450 ordinary shares, at an exercise price of $0.25 each (S$0.42), and 3,220,055 ordinary shares, at an exercise price of $0.15 each (S$0.25), under the ST Assembly Test Services Ltd Share Option Plan 1999 (the "Share Option Plan").

     Total compensation expense recognized for stock-based compensation under the Ownership Scheme for the year ended December 31, 1999 was $25,095.

     Information for the year ended December 31, 1999 was as follows:-

                                                                          DECEMBER 31,
                                                                         -------------
                                                                             1999
                                                                           --------
     Shares outstanding at beginning of year
      (in thousands)                                                         20,774
     Shares granted during the year (in thousands)                            7,372
                                                                           --------
                                                                             28,146
     Termination of Ownership Scheme:
     -- shares converted into fully paid shares
        (in thousands)                                                      (17,408)
     -- shares repurchased and cancelled
        (in thousands)                                                      (10,718)
     Other shares converted into fully paid shares
        (in thousands)                                                          (20)
                                                                           --------
     Shares outstanding at year end (in thousands)                               --
                                                                           ========
     Weighted average grant date fair value of options                     $   0.51
                                                                           ========

(b)  SHARE OPTION PLAN

     Effective May 1999, the Company adopted the Share Option Plan which provides for a maximum of 150 million shares (subject to adjustment under the plan) to be reserved for option plans. Options granted under the plan may include non-statutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

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

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


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

     The following table summarizes stock option activity under the Share Option Plan for the years ended December 31, 1999, 2000 and 2001:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                        OPTIONS         EXERCISE PRICE
                                                        -------         --------------
                                                    (IN THOUSANDS)
     Options outstanding at January 1, 1999                 --                  --
     Granted during the year                            18,840               $0.97
     Lapsed during the year                               (126)              $1.12
                                                        ------               -----
     Options outstanding at December 31, 1999           18,714               $0.99
     Granted during the year                            27,568               $2.85
     Lapsed during the year                             (4,999)              $2.77
     Exercised during the year                          (5,244)              $0.42
                                                        ------               -----
     Options outstanding at December 31, 2000           36,039               $2.21
     Granted during the year                            26,823               $0.94
     Lapsed during the year                             (7,581)              $2.13
     Exercised during the year                          (3,511)              $0.21
                                                        ------               -----
     Options outstanding at December 31, 2001           51,770               $1.70
                                                        ======               =====
     Exercisable at end of year (in thousands)           8,122               $1.98
                                                        ======               =====

     Weighted average fair value of options granted in 1999, 2000 and 2001 were $0.55, $2.44, and $0.74 respectively.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     The following table summarizes information about fixed stock options outstanding at December 31, 2001:

                                              OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                        -------------------------------     -----------------------------------------
                                                              WEIGHTED
                                                              AVERAGE       WEIGHTED                         WEIGHTED
                                            NUMBER           REMAINING      AVERAGE          NUMBER          AVERAGE
                                        OUTSTANDING AT      CONTRACTUAL     EXERCISE     EXERCISABLE AT      EXERCISE
     RANGE OF EXERCISE PRICES             12/31/2001            LIFE         PRICE         12/31/2001         PRICE
     ------------------------           --------------      -----------     --------     --------------      --------
                                        (IN THOUSANDS)                                   (IN THOUSANDS)
     $0.14                                  1,002            7.6 years        $0.14             583            $0.14

     $0.24                                  1,281            8.0 years        $0.24           1,281            $0.24

     $0.63 to $0.89                        19,829            9.4 years        $0.87              --               --

     $1.25 to $1.63                        15,345            9.2 years        $1.51           1,740            $1.63

     $2.00 to $2.61                         5,121            8.0 years        $2.08           2,663            $2.06

     $3.99                                  9,192            8.3 years        $3.99           1,855            $3.99
                                           ------                                             -----
                                           51,770                                             8,122
                                           ======                                             =====



     Total compensation expense recognized for stock-based compensation under the Share Option Plan for the years ended December 31, 1999, 2000 and 2001 were $232, $448 and $1,024, respectively.

(c)  IMPACT OF APPLYING FAIR VALUE BASED METHOD

     The fair value of shares granted under the Ownership Scheme for the years ended December 31, 1999 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                 DECEMBER 31,
                                                                 -----------
                                                                    1999
                                                                  --------
     Expected term                                                10 years
     Dividend yield                                                   0.0%
     Risk-free interest rate                                          5.6%
     Expected volatility                                             78.6%

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     The fair value of options granted under the Share Option Plan for the years ended December 31, 1999, 2000 and 2001 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------
                                            1999                    2000                    2001
                                        -------------           -------------           -------------
     Expected term                           10 years                10 years              5-10 years
     Dividend yield                              0.0%                    0.0%                    0.0%
     Risk-free interest rate                5.9%-6.4%               4.2%-4.7%               2.7%-3.9%
     Expected volatility                  59.4%-77.3%             67.4%-82.9%             57.6%-64.2%

     Had the Company determined compensation for the Ownership Scheme and the Share Option Plan under Statement of Financial Accounting Standards No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below:

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                      1999             2000             2001
                                                    -------          -------          ---------
                                                        %                %                %

     Net income (loss):
       As reported                                  $ 4,855          $54,359          $(134,019)
       Pro forma                                     18,952           36,011           (151,586)

     Basic net income (loss) per share:
       As reported                                  $  0.01          $  0.06          $   (0.14)
       Pro forma                                    $  0.02          $  0.04          $   (0.15)

     Diluted net income (loss) per share:
       As reported                                  $  0.01          $  0.06          $   (0.14)
       Pro forma                                    $  0.02          $  0.04          $   (0.15)


23.  RELATED PARTY TRANSACTIONS

     The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development to management services in the following five core business groups: Engineering, Technology, Infrastructure & Logistics, Property and Financial Services. As of December 31, 2001, Temasek Holdings (Private) Limited ("Temasek") directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek. Temasek is a holding company through which the corporate investments of the government of Singapore are held. The Company is in the semiconductor division of the ST Group which specializes in design, manufacture, assembly and testing of

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     semiconductors. Companies within the ST Group, including Chartered Semiconductor Manufacturing Ltd engage in transactions with the Company in the normal course of their respective businesses.

     The building of the Company is built on land held on a long-term operating lease from a statutory board of the government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is subject to annual revision, with the increase capped at 4% per annum.

     ST provides management and corporate services to the Company. Under a service agreement effective January 1, 2000, annual management fees are payable for the provision of specified services on mutually agreed terms which the Company believes approximates the cost of providing those services. The fees are subject to review by the parties every three years. Prior to this agreement these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll.

     ST provides short-term financing for the Company (generally on a 3 to 6 months renewable basis) using its cost competitive corporate banking advantage in the banking community. In February 2000, the Company repaid the short-term loan and has since not utilized the financing facility.

     The Company participates in a ST cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls of the Company within the pool earn or bear interest at prevailing interest rates. The Company also places short-term deposits with ST or its affiliates at competitive interest rates comparable to rates offered by commercial banks in Singapore. Short-term deposits with the ST Treasury unit with original maturities in excess of three months are included in short-term deposits with ST affiliates.

     Certain general and administrative expenses of ST Assembly Test Services, Inc., our subsidiary, are borne by and recharged to the Company by Chartered Semiconductor Manufacturing Inc., a United States incorporated affiliate of ST. These expenses amounted to $1,252, $556 and $513 for 1999, 2000 and 2001, respectively.

     The Company had the following significant transactions with ST and ST affiliates:

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------------
                                                        1999           2000           2001
                                                      -------        -------         ------
     ST -
       Management fees expense                        $ 1,223        $ 1,676         $1,019
     ST affiliates -
       Net revenues                                    33,777         24,091          8,188
       Purchase of property, plant and equipment          160             --             --
       Interest income                                     --          4,621          4,596
       Interest expense                                 1,458            211             --
       Rental income                                      482             --             --
       General and administrative expenses              1,252            556            513
                                                      =======        =======         ======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


     As of December 31, 2000 and 2001, there were the following amounts owing by
     (to) affiliates:-

                                                                                     DECEMBER 31,
                                                                              -----------------------
                                                                               2000             2001
                                                                              -------          ------
     Amounts due from ST and ST affiliates
       Accounts receivable, net of allowance for doubtful accounts            $ 8,727          $1,793
                                                                              =======          ======
     Short-term deposits with ST affiliates                                   $10,000          $   --
                                                                              =======          ======

     Amounts due to ST
       Other payables                                                         $   927          $1,520
     Amounts due to ST affiliates
       Accounts payable                                                         1,135             953
                                                                              -------          ------
                                                                              $ 2,062          $2,473
                                                                              =======          ======


24.  COMMITMENTS

(a)  LEASES

     The Company has leased land for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The annual rent (excluding rebates) is currently fixed at $726. The rent is subject to annual revision with the increase capped at 4% per annum. Operating lease rental expense for the years ended December 31, 1999, 2000 and 2001 was $594, $583 and $544, respectively.

     The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2004. Operating lease rental expenses in respect of these leases for the years ended December 31, 1999, 2000 and 2001 were $1,673, $17,971 and
     $24,516, respectively.

     Future minimum lease payments under non-cancelable operating leases of factory land and plant and equipment as of December 31, 2001 were:

                                                                              DECEMBER 31
                                                                              -----------
                                                                                  2001
                                                                                -------
     Payable in year ending December 31,
       2001                                                                     $    --
       2002                                                                       2,825
       2003                                                                       2,299
       2004                                                                       1,856
       2005                                                                       1,654
       2006                                                                       1,620
       Thereafter                                                                13,913
                                                                                -------
                                                                                $24,167
                                                                                =======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


(b)  TECHNOLOGY ARRANGEMENTS

     The Company acquires patent rights and licence technologies from other companies for use in its processes. Cost of the technology licences is amortized over the shorter of the useful life or licence period. At December 31, 2001, unamortized costs for technology licences amounted to $1,348. The Company may obtain other suitable patent rights in the future relating to current or future technologies. There can be no assurance that the Company will always be able to obtain such future patents on favorable commercial terms.

     As is typical of the semiconductor industry, the Company may in the future receive notices from third parties asserting patent rights, copyrights or other rights covering the Company's designs or processes.


(c)  CAPITAL COMMITMENTS

     As of December 31, 2000 and 2001, there were the following capital commitments:-

                                                                 DECEMBER 31,
                                                           ---------------------
                                                             2000          2001
                                                           -------       -------
     Building, mechanical and electrical installation      $   103       $   614
     Plant and machinery                                    25,084        34,924
                                                           =======       =======


25.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


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

                                            AS OF DECEMBER 31, 2000             AS OF DECEMBER 31, 2001
                                          ---------------------------          --------------------------
                                          CARRYING          ESTIMATED          CARRYING         ESTIMATED
                                           AMOUNT          FAIR VALUE           AMOUNT         FAIR VALUE
                                          --------         ----------          --------        ----------
     FINANCIAL ASSETS:
       Cash and cash equivalents          $141,733          $141,733           $115,214         $115,214
       Marketable securities                21,906            21,906             23,801           23,801

     FINANCIAL LIABILITIES:
       Long-term debt                       44,398            42,802             28,090           27,959


26.  SUBSEQUENT EVENT

     In January 2002, the Company established a S$500 million Multicurrency Medium Term Note Programme ("MTN Programme"). Under the MTN Programme, the Company may from time to time issue notes in series or tranches ("Notes") in Singapore dollars or any other currencies as may be agreed between the dealers of the MTN Programme and the Company.

     Each series or tranche of the Notes may be issued in various amounts and terms, and may bear fixed or floating rates of interest.

     The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company, ranking pari passu, without any preference or priority among themselves, and pari passu, with all other unsecured obligations (other than subordinated obligations and priorities created by law) of the Company.

     Proceeds from the MTN Programme will be used for general corporate purposes, including capital expenditure and working capital.

     The Company has not issued any Notes under the MTN Programme.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


27.  ACCUMULATED OTHER COMPREHENSIVE LOSS

     The components of accumulated other comprehensive loss at December 31, 2000 and 2001 are as follows:

                                                                           2000              2001
                                                                          ------            ------
     Currency translation loss                                            $9,731            $9,638
     Unrealized loss on available-for-sale marketable securities              --               303
                                                                          ------            ------
                                                                          $9,731            $9,941
                                                                          ======            ======

                                      F-37