Form 20-F/A
period 2001-12-31
ST ASSEMBLY TEST SERVICES LTD
filed 2002-09-23
CIK 1101873

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20-F/A
                                (AMENDMENT NO. 1)
(Mark One)

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

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

                                Table of Contents

                                                                         Page

Explanatory Note ........................................................ 1
Item 7.  Major Shareholders and Related Party Transactions .............. 2
Item 19. Exhibits ....................................................... 4
Signatures .............................................................. 6
Exhibit 4.9 ............................................................. 6


                                Explanatory Note

This Form 20-F/A for the fiscal year ended December 31, 2001 is being filed solely to amend Item 7.B. to include the description of a consulting arrangement between the company and Tan Bock Seng and Item 19 to include and file that appointment as Exhibit 4.9 in the list of exhibits filed. The information was inadvertently omitted in the previously filed Form 20-F.

Effective August 1, 2002, the above-mentioned arrangement was terminated by Tan Bock Seng in accordance with the terms of the appointment. His termination notice, including a confirmation that he has no further claims against the company in respect of compensation, was accepted by our company. During the course of the appointment, Tan Bock Seng received a total of S$465,423 (approximately $261,000 based on the September 20, 2002 noon buying rate in the City of New York for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = S$1.78) from us as compensation for his services.

In recognition of his services, our controlling shareholder, Singapore Technologies Pte Ltd, made a payment of S$1.8 million (approximately $1.0 million based on the above-mentioned September 20, 2002 exchange rate) to Tan Bock Seng in August 2002. This amount will be charged to our income statement as compensation expense and added to our shareholders' equity as "Additional Paid-in Capital" as it does not involve any cash outlay by us.

We have no further changes to the previously filed Form 20-F. All information in this Form 20-F/A is as of February 28, 2002, and does not reflect, unless otherwise noted, any subsequent information or events other than the change mentioned above.

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

                                                         Number of Shares                             Percentage(2)
Name of Beneficial Owner                               Beneficially Owned                       Beneficially Owned
-------------------------------------------------------------------------------------------------------------------

Singapore Technologies Pte Ltd(1)                             511,532,398                                  51.64 %
Singapore Technologies Semiconductors Pte Ltd(1)              200,695,652                                  20.26 %

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

Effective January 8, 2002, we appointed Tan Bock Seng as advisor to our Board of Directors. Under the terms of the appointment, we agreed to pay him a monthly fee of S$60,000 (approximately $32,000), which we believe to be a commercially reasonable amount, and to continue to extend to him certain benefits that were extended to him as our Chief Executive Officer at the time of his retirement on January 8, 2002. The appointment is for a period of one year subject to renewal on an annual basis and may be terminated by either party by giving one month's notice. In the event we terminate the appointment within two years from January

8, 2002 or if we do not renew the appointment during that period, we will pay him a fixed sum of S$1.5 million (approximately $811,000). In addition, in the event the company successfully completes a major acquisition or investment during the term of his service, Mr. Tan will be entitled to S$500,000 (approximately $270,000) for the first successful transaction and S$250,000 (approximately $135,000) for the second successful transaction, as well as a bonus amounting to a 1% share of a formula-based attributable economic value added amount in the event the transaction contributes positively to our economic value added results.

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

4.9 Letter of Appointment dated January 7, 2002 by and between Tan Bock Seng and ST Assembly Test Services Ltd appointing Tan Bock Seng as advisor to the Board of Directors of ST Assembly Test Services Ltd.

8.1      List of subsidiaries.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ST ASSEMBLY TEST SERVICES LTD

                                                            By /s/ Tan Lay Koon
                                                                   Tan Lay Koon
                                          President and Chief Executive Officer
                                                             September 23, 2002

                                 CERTIFICATIONS

I, Tan Lay Koon, certify that:

1. I have reviewed this annual report on Form 20-F/A Amendment No. 1 of ST Assembly Test Services Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 23, 2002


/s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

I, Pearlyne Wang, certify that:

1. I have reviewed this annual report on Form 20-F/A Amendment No. 1 of ST Assembly Test Services Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 23, 2002


/s/ Pearlyne Wang
Pearlyne Wang
Acting Chief Financial Officer