Form 20-F
period 2002-12-31
ST ASSEMBLY TEST SERVICES LTD
filed 2003-03-31
CIK 1101873

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
      For the transition period from               to

      Commission file number 000-29103

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


992,115,275 ORDINARY SHARES (PAR VALUE S$0.25 PER ORDINARY SHARE) OF REGISTRANT
                      OUTSTANDING AS OF DECEMBER 31, 2002.

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

                                TABLE OF CONTENTS

                                                                                           PAGE
                                                                                           ----
Item 1.     Identity of Directors, Senior Management and Advisers............................3
Item 2.     Offer Statistics and Expected Timetable..........................................3
Item 3.     Key Information..................................................................3
Item 4.     Information on Our Company......................................................17
Item 5.     Operating and Financial Review and Prospects....................................33
Item 6.     Directors, Senior Management and Employees......................................48
Item 7.     Major Shareholders and Related Party Transactions...............................60
Item 8.     Financial Information...........................................................62
Item 9.     The Offer and Listing...........................................................63
Item 10.    Additional Information..........................................................64
Item 11.    Quantitative and Qualitative Disclosures about Market Risk......................74
Item 12.    Description of Securities other than Equity Securities..........................76
Item 13.    Defaults, Dividend Arrearages and Delinquencies.................................76
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds....76
Item 15.    Controls and Procedures.........................................................77
Item 16.    [Reserved]......................................................................77
Item 17.    Financial Statements............................................................77
Item 18.    Financial Statements............................................................77
Item 19.    Exhibits........................................................................78

Signatures  ................................................................................80

When we refer to "Singapore dollars" and "S$" in this Annual Report, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to "New Taiwan dollars" and "NT$" in this Annual Report, we are referring to the New Taiwan dollars, the legal currency of Taiwan. When we refer to "U.S. dollars," "dollars," "$" and "US$" in this Annual Report, we are referring to United States dollars, the legal currency of the United States. For your convenience, the noon buying rate in the City of New York on December 31, 2002 was S$1.74 per $1.00 for cable transfers in Singapore dollars, and was NT$34.70 per $1.00 for cable transfers in New Taiwan dollars, as certified for customs purposes by the Federal Reserve Bank of New York. When used in this annual report, the terms "we," "our," and "us" refer to ST Assembly Test Services Ltd and its consolidated subsidiaries, unless otherwise stated.

No representation is made that the Singapore dollar, New Taiwan dollars or U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

Certain of the statements in this Annual Report on Form 20-F, including statements regarding industry growth, are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described in "Item 3. Key Information -- D. Risk Factors." We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable


ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes, and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected consolidated financial data are derived from our consolidated financial statements. Our consolidated financial statements as of December 31, 2001 and 2002 and for the fiscal years ended December 31, 2000, 2001 and 2002, which have been audited by KPMG, independent auditors, are included in "Item 18. Financial Statements." The selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for the fiscal years ended December 31, 1998 and 1999 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for these periods in this Annual Report.

Our consolidated financial statements are prepared in accordance with U.S. GAAP.

                                                                                 YEAR ENDED DECEMBER 31
                                                      ------------------------------------------------------------------------
                                                       1998(1)          1999            2000            2001            2002
                                                      --------        --------        --------       ---------        --------
                                                             (in thousands, except per ordinary share and per ADS data)
INCOME STATEMENT DATA:
Net revenues                                          $113,920        $201,098        $331,271       $ 145,866        $225,738
Cost of revenues                                        87,066         132,889         231,944         217,789         247,943
                                                      --------        --------        --------       ---------        --------
Gross profit (loss)                                     26,854          68,209          99,327         (71,923)        (22,205)
                                                      --------        --------        --------       ---------        --------
Operating expenses:
  Selling, general and administrative                   16,772          28,437          40,798          36,041          36,633
  Research and development                               3,482           7,283          14,636          15,160          18,856
  Asset impairments(2)                                      --              --              --          23,735          14,666
  Prepaid leases written off                                --              --              --           3,145             764
  Stock-based compensation                                 384          25,327             448           1,024              60
  Other general expenses (income), net                    (582)             37             (22)            101             548
                                                      --------        --------        --------       ---------        --------
     Total operating expenses                           20,056          61,084          55,860          79,206          71,527
                                                      --------        --------        --------       ---------        --------
Operating income (loss)                                  6,798           7,125          43,467        (151,129)        (93,732)
Other income (expense):
  Interest income (expense), net                        (8,244)         (5,534)          8,214           5,222          (5,143)
  Foreign currency exchange gain (loss)                    857           1,385           2,018             775            (512)
  Other non-operating income, net                        2,103           2,379           3,525           1,990           3,419
                                                      --------        --------        --------       ---------        --------
     Total other income (expense)                       (5,284)         (1,770)         13,757           7,987          (2,236)
                                                      --------        --------        --------       ---------        --------
Income (loss) before income taxes                        1,514           5,355          57,224        (143,142)        (95,968)
Income tax benefit (expense)                              (390)           (500)         (2,865)          8,810           7,163
                                                      --------        --------        --------       ---------        --------
Net income (loss) before minority interest            $  1,124        $  4,855        $ 54,359       $(134,332)       $(88,805)
Minority interest                                           --              --              --       $     313        $   (514)
                                                      --------        --------        --------       ---------        --------
Net income (loss)                                     $  1,124        $  4,855        $ 54,359       $(134,019)       $(89,319)
                                                      --------        --------        --------       ---------        --------
Other comprehensive income:
  Unrealized gain (loss) on available-for-sale
   marketable securities                                    --              --              --       $    (303)       $  1,012
  Realized gain on available-for-sale marketable
   securities included in net loss                          --              --              --              --        $   (125)
  Translation adjustment                              $ (1,636)             --              --       $      93        $   (212)
                                                      --------        --------        --------       ---------        --------
Comprehensive income (loss)                           $   (512)       $  4,855        $ 54,359       $(134,229)       $(88,644)
                                                      --------        --------        --------       ---------        --------
Net income (loss) per ordinary share:
  Basic                                               $     --        $   0.01        $   0.06       $   (0.14)       $  (0.09)
  Diluted                                             $     --        $   0.01        $   0.06       $   (0.14)       $  (0.09)
Net income (loss) per ADS:
  Basic                                               $   0.02        $   0.06        $   0.56       $   (1.36)       $  (0.90)
  Diluted                                             $   0.02        $   0.06        $   0.56       $   (1.36)       $  (0.90)
Ordinary shares (in thousands) used in per
 ordinary share calculation:
  Basic                                                669,671         770,259         962,828         989,083         991,549
  Diluted                                              670,976         786,725         970,631         989,083         991,549
ADSs (in thousands) used in per ADS
 calculation:
  Basic                                                 66,967          77,026          96,283          98,908          99,155
  Diluted                                               67,098          78,672          97,063          98,908          99,155

                                                                             YEAR ENDED DECEMBER 31
                                                       --------------------------------------------------------------------
                                                        1998(1)          1999            2000          2001          2002
                                                       --------        --------        --------      --------      --------
                                                                                (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents                              $ 12,692        $ 16,568        $141,733      $115,214      $167,661
Working capital (deficit)                               (24,606)        (74,030)        188,521       109,447       165,851
Total assets                                            236,720         351,965         711,758       576,578       721,968
Current installments of obligations under capital
 leases                                                      --              --              --         2,564         6,558
Short-term debt and current installments
 of long-term debt                                       50,000          67,420          14,799        14,045        21,588
Obligation under capital leases, excluding
 current installments                                        --              --              --         7,689         5,520
Long-term debt, excluding current installments           54,282          46,360          29,599        14,045       218,370
Shareholders' equity                                    108,038         141,184         585,197       452,795       366,512
Share capital                                           129,042         129,827         159,461       159,961       160,295
Ordinary shares outstanding                             780,174         785,428         986,172       989,683       992,115

(1) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar.

(2) The impairment charges were recognized in 2001 and 2002 in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" respectively.


B.   CAPITALIZATION AND INDEBTEDNESS

Not applicable


C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable


D.   RISK FACTORS

In addition to the other information and risks described elsewhere in this Annual Report, our business is subject to the following risks:


WE EXPERIENCED SUBSTANTIAL LOSSES IN 2002 AND MAY CONTINUE TO DO SO IN THE
FUTURE.

We suffered operating losses and net losses in 2002 amounting to $93.7 million and $89.3 million, respectively. In 2002, our cost of revenues exceeded our net revenues resulting in negative gross margins and a gross loss of $22.2 million. Although these results of operations were an improvement over 2001, when we suffered a gross loss of $71.9 million, operating losses of $151.1 million and net losses of $134.0 million, we expect to continue to incur operating losses and net losses in 2003.

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


DOWNTURNS IN THE SEMICONDUCTOR INDUSTRY HAVE ADVERSELY AFFECTED, AND MAY CONTINUE TO ADVERSELY AFFECT, OUR OPERATING RESULTS.

Our results from operations are significantly affected by conditions in the semiconductor industry. The market for semiconductors is characterized by:

     -    rapid technological change;

     -    evolving industry standards;

     -    intense competition; and

     -    fluctuations in end-user demand.

In addition, the semiconductor industry is cyclical and, at various times, has experienced significant downturns because of production over-capacity and reduced unit demand causing rapid erosion of average selling prices and low capacity utilization. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our business would be subject to more intense competition and our results of operations may suffer as a result of the resulting downward pricing pressure and capacity underutilization. The industry began experiencing such a downturn in the fourth quarter of 2000 which continued through 2001 and only recovered slightly by 1.3% in 2002 based on data released by the Semiconductor Industry Association or SIA. We cannot assure you that the current recovery or uptrend will continue. If there is any future downturn in the semiconductor industry, our business, financial condition and results of operations are likely to be materially adversely affected.


IF WE ARE UNABLE TO INCREASE OUR CAPACITY UTILIZATION RATES, OUR PROFITABILITY WILL BE ADVERSELY AFFECTED.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units we test and assemble. Insufficient utilization of installed capacity can have a material adverse effect on our profitability. In 2001, our capacity utilization rates declined substantially from prior levels, primarily as a result of a decrease in demand for our test and assembly services resulting from a downturn in the overall semiconductor industry, particularly for communications applications. Due to our high level of fixed costs, we suffered negative margins and substantial operating losses and net losses in 2001. While capacity utilization rates increased in 2002, they have not returned to their former levels and our operating losses and net losses continued in 2002.

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


A DECREASE IN DEMAND FOR COMMUNICATIONS EQUIPMENT AND PERSONAL COMPUTERS WOULD SIGNIFICANTLY DECREASE THE DEMAND OF OUR SERVICES.

Substantially all of our net revenues are derived from customers who use our test or assembly services for semiconductors used in communications equipment and personal computers. In 2002, 84.6% of our net revenues was derived from testing and assembly of semiconductors used in such applications. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling price of communications equipment and personal computers places significant pressure on the prices of the components that are used in this equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.


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


WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

We are dependent on a small group of customers for substantially all of our net revenues. Our ten largest customers accounted for 88.3%, 85.6% and 79.8% of our net revenues in 2000, 2001 and 2002 respectively. In the year ended December 31, 2002, our three largest customers, Analog Devices, Broadcom and Marvel, each represented in excess of 10% of our net revenues and in the aggregate represented 55.7% of our net revenues. In 2000, 2001 and 2002, 78.0%, 78.4% and 80.8% of our net revenues came from customers based in the United States. We anticipate that for the foreseeable future our ten largest customers will continue to account for most of our net revenues and that we will continue to be significantly dependent on net revenues from customers based in the United States. Our ability to retain these customers, as well as other customers and to add new customers is important to the ongoing success of our company. The loss of one or more of our key customers, or reduced orders from any of our key customers, could have a material adverse effect on our business, financial condition and results of operations. See "Item 4. Information on Our
Company - Customers."


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


WE MAY NOT BE ABLE TO DEVELOP OR ACCESS LEADING TECHNOLOGY WHICH MAY AFFECT OUR ABILITY TO COMPETE EFFECTIVELY.

The semiconductor test and assembly market is characterized by rapid technological change. We must be able to offer our customers test and assembly services based upon the most advanced technology. This requirement could result in significant capital expenditures in the future. Advances in technology typically lead to rapid and significant price declines and decreased margins for older package types and may also affect demand for test services. Technology advances could also cause our test or assembly capabilities to be less competitive with new technologies and, in certain cases, to be obsolete. We periodically review our equipment for obsolescence and impairment. If we determine that, due to technology advances, reduced demand in certain end markets or otherwise, the anticipated future usage of any of our equipment has been diminished, we will write-down such equipment. In 2002, we wrote-down $15.4 million of equipment.

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


THE TESTING AND ASSEMBLY PROCESS IS COMPLEX AND OUR PRODUCTION YIELDS AND CUSTOMER RELATIONSHIPS MAY SUFFER FROM DEFECTS OR MALFUNCTIONS IN OUR TESTING EQUIPMENT OR DEFECTIVE PACKAGES AND THE INTRODUCTION OF NEW PACKAGES.

Semiconductor testing and assembly are complex processes that require significant technological and process expertise. Semiconductor testing involves sophisticated testing equipment and computer software. We develop computer software which is used to test our customers' semiconductors. We also develop conversion software programs which enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or "bugs." In addition, the testing process is subject to operator error by our employees who operate our testing equipment and related software. Any significant defect in our testing or conversion software, malfunction in our testing equipment or operator error could reduce our production yields, damage our customer relationships and materially harm our business.

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


WE MAY BE UNABLE TO OBTAIN TESTING OR ASSEMBLY EQUIPMENT WHEN WE REQUIRE IT.

The semiconductor test and assembly business is capital intensive and requires investment in expensive capital equipment manufactured by a limited number of suppliers, which are located principally in the United States, Singapore, Europe, Korea, and Japan. The market for capital equipment used in semiconductor testing is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of such capital equipment from a limited number of suppliers. If we are unable to obtain certain equipment, including testers and wire bonders, in a timely manner, we may be unable to fulfill our customers' orders which would negatively impact our business, financial condition and results of operations.

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


WE EXPECT TO INCUR SIGNIFICANT CAPITAL EXPENDITURES IN THE FUTURE AND THEREFORE MAY REQUIRE ADDITIONAL FINANCING IN THE FUTURE.

Our capital expenditures are largely driven by the demand for our services. Our capital expenditures increased from $62.4 million in 2001 to $134.7 million in 2002 primarily as a result of an increase in demand for our services. To grow our business, we will need to increase our test and assembly capacity as well as replace existing equipment from time to time. This will require substantial capital expenditures for additional equipment and further expenditure to recruit and train new employees. These expenditures will likely be made in advance of increased sales. We cannot assure you that our net revenues will increase after these expenditures. Our failure to increase our net revenues after these expenditures could have a material adverse effect on our business, financial condition and results of operations.

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


WE ARE DEPENDENT ON RAW MATERIALS SUPPLIERS AND DO NOT HAVE ANY LONG-TERM SUPPLY CONTRACTS WITH THEM.

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


OUR INTELLECTUAL PROPERTY IS IMPORTANT TO OUR ABILITY TO SUCCEED IN OUR BUSINESS BUT MAY BE DIFFICULT TO PROTECT.

Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of December 31, 2002, we have 22 issued patents and we have applied for 30 additional patents in the United States and certain other countries. We cannot assure you that any of our filed applications for patents will be granted, or, if granted, will not be challenged, invalidated or circumvented or will offer us any meaningful protection. Further, we cannot assure you that the Asian countries in which we market our products will protect our intellectual property rights to the same extent as the United States. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our assembly services, or that any confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate protection. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.


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

It is the nature of the semiconductor industry that, from time to time, we may receive communications alleging that we have infringed intellectual property rights of others. We may also, from time to time, receive from customers, requests for indemnification against pending or threatened infringement claims. For example, in 2001, we received two requests for indemnification from one of our major customers. We do not believe that the resolution of these requests for indemnification will have a material adverse effect on our business or financial condition. However, we cannot assure you that the resolution of these requests or any future allegations or requests for indemnification will not have a material adverse effect on our business or financial condition.

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


SINGAPORE TECHNOLOGIES PTE LTD CONTROLS OUR COMPANY AND THEREBY MAY DELAY, DETER OR PREVENT ACTS THAT WOULD RESULT IN A CHANGE OF CONTROL.

As of February 15, 2003, Singapore Technologies Pte Ltd beneficially owns approximately 71.8% of our ordinary shares. As of February 15, 2003, Temasek Holdings (Private) Limited directly owns 78.6% of the ordinary shares of Singapore Technologies Pte Ltd. The remaining 21.4% of the ordinary shares of Singapore Technologies Pte Ltd is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held. Singapore Technologies Holdings Pte Ltd also owns all of the 50,000 issued preference shares in Singapore Technologies Pte Ltd. As a result,

Singapore Technologies Pte Ltd is able to exercise direct or indirect control over matters requiring shareholder approval. Matters that typically require shareholder approval include, among other things:

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


A CHANGE IN CONTROL OF OUR COMPANY COULD RESULT IN A BREACH OF CERTAIN OF OUR AGREEMENTS.

Our convertible notes due 2007 and MTN Program provide that noteholders may require us to redeem the notes if Singapore Technologies Pte Ltd ceases to hold, directly or indirectly, at least 51% of our issued share capital. Our loan agreement with the Economic Development Board restricts us from, among others, undertaking any form of reconstruction which would result in a change in control of our company. From time to time, we may agree to similar terms in our financing or other arrangements. We cannot assure you that Singapore Technologies Pte Ltd will not directly or indirectly reduce its shareholding in our company to an extent that would result in a breach of these agreements, or any future agreements we may enter into. If this were to occur, our financial condition may be materially adversely affected. This restriction may also limit our ability to raise funds through the issuance of equity or equity-linked securities.


WE MAY HAVE CONFLICTS OF INTEREST WITH OUR AFFILIATES.

In the past, a substantial portion of our financing, as well as our net revenues, have come from our affiliates, and we have paid a management fee to Singapore Technologies Pte Ltd for certain services. We will continue to have certain contractual and other business relationships and may engage in material transactions with the Government of Singapore, companies within the Singapore Technologies Group (including Chartered Semiconductor Manufacturing Ltd, or Chartered, which is a major customer) and EDB Investments Pte Ltd or EDBI. Although all new material related party transactions generally require the approval of the Audit Committee and in certain circumstances may also require separate approval of a majority of our Board of Directors, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, both EDBI, Singapore Technologies Pte Ltd and their affiliates make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. For example, affiliates of Singapore Technologies Pte Ltd have investments in United Test & Assembly Center Ltd, a Singapore-based provider of semiconductor assembly and testing services for semiconductor logic/ASIC and memory products. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any conflicts of interest will be resolved in our favor. See "Item 7. Major Shareholders and Related Party Transactions."

OUR OUTSTANDING INDEBTEDNESS INCREASED SUBSTANTIALLY WITH THE ISSUANCE OF OUR CONVERTIBLE NOTES DUE 2007 AND WE MAY REQUIRE FINANCING TO FULFILL OUR OBLIGATIONS UNDER THE CONVERTIBLE NOTES.

As of December 31, 2002, we had $218.4 million of long-term debt outstanding, excluding current installments, of which $205.0 million was comprised of our convertible notes due 2007, compared to $14.0 million of long-term debt outstanding as of December 31, 2001. As a result, our interest expense and related debt service costs significantly increased in 2002 from a net interest income of $5.2 million in 2001 to a net interest expense of $5.1 million in 2002. This increased indebtedness may impact us by making it more difficult for us to obtain additional financing and limiting our financial flexibility as a result of our higher debt-to-equity ratio and constraining our ability to react quickly in an unfavorable economic climate.

In addition, in certain circumstances, including (i) a change in control or (ii) on March 18, 2005, the holders of our convertible notes may require us to redeem all or a portion of the holders' convertible notes. If such an event were to occur, or at maturity of the convertible notes, we cannot assure you that we will have sufficient funds or would be able to arrange financing to make the required purchase or redemption. We may be required to refinance our debt in order to make such payments. We may not be able to obtain such financing on terms that are acceptable to us or at all. If we are unable to obtain adequate financing to repurchase or redeem the convertible notes, we will be in default under the terms of the convertible notes.


WE DEPEND ON CERTAIN KEY EMPLOYEES AND THE LOSS OF CERTAIN OF THEM COULD ADVERSELY AFFECT OUR BUSINESS.

Our future performance will largely depend on our ability to attract and retain key technical, customer support, sales and management personnel. The loss of certain of such persons could have a material adverse effect on our business, financial condition and results of operations. We do not maintain "key man" life insurance.


WE NEED A CLEAN ROOM ENVIRONMENT FOR OUR OPERATIONS.

Our testing and assembly operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our testing or assembly environment, our test or assembly equipment may become nonfunctional or the semiconductors we test and assemble may be defective. See "Item 4. Information on Our Company - B. Business Overview - Quality Control." If we experience prolonged interruption in our operations due to problems in the clean room environment, this could have a material adverse effect on our business, financial condition and results of operations.


OUR FAILURE TO COMPLY WITH CERTAIN ENVIRONMENTAL REGULATIONS COULD REQUIRE US TO SPEND ADDITIONAL FUNDS AND COULD SERIOUSLY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATION.

We are subject to a variety of laws and regulations in the countries in which we have operations, relating to the use, storage, discharge and disposals of chemical by-products of, and water used in, our packaging process. While we believe that we are currently in compliance with such laws and regulations, failure to comply with such laws and regulations in the future could subject us to liabilities that may have an adverse effect on our financial condition and results of operations.


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

We invest significant resources in research and development. Our research and development expenses were approximately $14.6 million in 2000, $15.2 million in 2001 and $18.9 million in 2002. However, our research and development efforts may not yield commercially viable packages or test services. The qualification process for new packages and test services is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages or test services, a significant amount of time will have elapsed between our investment in new packages or test services and the receipt of any related revenues.


WE MAY BE AFFECTED BY SIGNIFICANT FLUCTUATIONS IN EXCHANGE RATES.

Our financial statements are prepared in U.S. dollars. Our net revenues are generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars and other currencies. As a result, we are affected by fluctuations in foreign currency exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar and other currencies. For example, substantially all of our revenues and the majority of our cost of revenues are denominated in U.S. dollars. In 2002, if the Singapore dollar had strengthened against the U.S. dollar by 2.0%, our cost of revenues would have increased by approximately 0.7%. Likewise, if the Singapore dollar had weakened against the U.S. dollar by 2.0%, our cost of revenues would have decreased by approximately 0.7%. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. Any significant fluctuation in currency exchange rates may harm our company.


OUR ABILITY TO MAKE FURTHER INVESTMENTS IN OUR SUBSIDIARIES MAY BE DEPENDENT ON REGULATORY APPROVALS.

Our subsidiaries may be dependent on us for future equity-related financing, and any capital contribution by us to our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. We may not be able to obtain any such approval in the future in a timely manner or at all.


BECAUSE A SIGNIFICANT PORTION OF WINSTEK'S BUSINESS AND OPERATIONS ARE LOCATED IN TAIWAN, A SEVERE EARTHQUAKE COULD SEVERELY DISRUPT THE NORMAL OPERATION OF WINSTEK'S BUSINESS AND ADVERSELY AFFECT OUR EARNINGS.

Taiwan is susceptible to earthquakes. Most recently, on March 31, 2002, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in central Taiwan. This earthquake damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. Our 51% owned subsidiary, Winstek, experienced no structural damage to its facilities and no damage to its machinery and equipment as a result of this earthquake. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquake. The production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and packaging services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business, in particular Winstek's business, and may have a material adverse effect on our financial condition and results of operations.


TERRORIST ATTACKS AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE MARKETS ON WHICH OUR SECURITIES TRADE, THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

Terrorist attacks or war may negatively affect our operations. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks or war may make travel and the transportation of our supplies and products more difficult and expensive. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.


ITEM 4. INFORMATION ON OUR COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

ST Assembly Test Services Ltd was incorporated in Singapore as a limited liability company on October 31, 1994 and began operations in January 1995.

In February 2000, we completed our initial public offering. Our ordinary shares are listed on the Singapore Exchange Securities Trading Limited or SGX-ST (SGX-ST: ST Assembly) and our ADSs are quoted on the Nasdaq National Market or Nasdaq (NASDAQ: STTS). Our registered office is at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore, Telephone:(65) 6824 7888, Facsimile:
(65) 6822 7822, website: www.stts.com and our agent for service in the United States is the current Company Secretary of ST Assembly Test Services, Inc., 1768 McCandless Drive, Milpitas, CA. 95035, United States of America, Telephone: (1
408) 586-0600 Fax: (1 408) 586-0601. Our principal place of operations is in Singapore and our global operations are mainly carried out in the United States, United Kingdom, Japan, Germany and Taiwan.

For information on our principal capital expenditures and divestitures, see "Item 5. Operating and Financial Review and Prospects."


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

We are a leader in testing mixed-signal semiconductors, while offering our customers a full range of test and assembly services for most types of semiconductors, including high performance digital semiconductors. We provide these test and assembly services to semiconductor companies which do not have their own manufacturing facilities (fabless companies), vertically integrated device manufacturers (IDMs), and independent semiconductor wafer foundries (foundries). In the year ended December 31, 2002, 51.2% of our net revenues were from test services and 48.8% of our net revenues were from assembly services.

Most of our test and assembly services are provided at our headquarter facility in Singapore. We believe that our Singapore location provides us with an ideal stable base. However, we have built, and will continue to consider building or developing, additional facilities in other locations in order to provide our customers with more access to our services. Through our 51% owned subsidiary, Winstek, we provide test services in Taiwan. Our wholly-owned subsidiaries in the United States, ST Assembly Test Services Inc., or STATS Inc., and FastRamp Test Services, Inc., or FastRamp, provide sales and marketing, design support, research and development, high-end engineering and pre-production test services and tester rental services to customers in the United States. We also have two assembly design centers in Arizona and California, in the United States and a test development center in California.


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

Wafer Fabrication. The wafer fabrication process begins with the generation of a mask defining the circuit patterns for the transistors and interconnect layers that will be formed on the raw silicon wafer. The transistors and other circuit elements are formed by repeating a series of process steps where photosensitive material is deposited onto the wafer. The material is then exposed to light through the mask in a photolithography process and the unwanted material is removed through an etching process, leaving only the desired circuit pattern on the wafer.

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

Final Testing. Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using complex processes that require the use of sophisticated testing equipment and customized software programs to electrically test a number of attributes of assembled semiconductors, including functionality, speed, predicted endurance, power consumption and electrical characteristics.


TRENDS TOWARD OUTSOURCING

Historically, IDMs conducted most of the manufacturing process in their own facilities, outsourcing only the lower-technology aspects of the process and keeping advanced or proprietary technology in-house.

Fabless semiconductor companies, which concentrated their efforts and resources on the design, marketing and sale of semiconductors, emerged in the mid-1980s. Fabless companies outsource virtually every step of the production process-fabrication, packaging and testing - to independent companies, allowing them to utilize the latest test and assembly technology without committing significant amounts of capital and other resources to manufacturing.

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


OUR SERVICES

We are in the semiconductor backend outsource business. We offer full backend turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. In 2002, 51.2% of our net revenues were from test services and 48.8% of our net revenues were from assembly services.


TEST SERVICES

We offer wafer probe and final testing on many different platforms, covering the major test platforms in the industry. Final testing involves using sophisticated test equipment and customized software programs to electronically test a number of attributes of packaged semiconductors for functionality. Wafer probe is the step immediately prior to the assembly of semiconductors and involves electrical testing of the processed wafer for defects. Wafer probe services require similar expertise and testing equipment to that used in final testing, and several of our testers (with the substitution of different handlers or probers) are used for wafer probe services.

We have invested in state-of-the-art testing equipment that allows us to test a broad variety of semiconductors, especially mixed-signal and high performance digital devices.

Mixed-signal Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications for wired telecoms products such as network routers, switches and interface cards; broadband products such as cable modem set-top boxes; and for wireless telecommunications products such as cellular phones, base stations, WLAN and Bluetooth(TM) devices, personal computer and consumer applications. Bluetooth(TM) is a technology that enables short range wireless communication between different electronic appliances. We are a member of the Bluetooth(TM) Special Interest Group (SIG). We also test mixed-signal semiconductors for computer and consumer components including audio devices, CD-ROM, hard disk drive controllers, DVD drives and game consoles.

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

Memory Testing. We provide wafer probe services covering a limited type of memory devices including static and non-volatile memories.

The following table sets forth, for the periods indicated, the percentage of our net revenues from testing services by type of semiconductor.

                                           YEAR ENDED DECEMBER 31
                                      -------------------------------
                                      2000         2001          2002
                                      -----       -----         -----
Mixed-signal                           76.0%       84.3%         75.9%
Digital                                23.5        15.1          23.9
Memory                                  0.5         0.6           0.2
                                      -----       -----         -----
                                      100.0%      100.0%        100.0%
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

Our current and ongoing investment is in line with our packaging development focus which has primarily been on high-pin count and advanced surface mount technology, or SMT, packages. SMT packages typically incorporate leads or interconnects which are soldered to the surface of the printed circuit board rather than inserted into holes, as is the case in older plated-through-hole, or PTH, technology packages. SMT is typically the preferred technology for most advanced semiconductors.

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

The following table summarizes our standard leadframe packages.

                             NUMBER OF
PACKAGE FORMAT               LEADS        DESCRIPTION                          TYPICAL APPLICATIONS
--------------               ---------    ------------------------------       -----------------------
Thin Shrink Small Outline    14-38        Traditional leadframe package        Mobile phone, mass
Package or TSSOP                          with thickness below 1.0mm           storage, multimedia and
                                          designed for logic, analog and       PDA
                                          mixed signal devices

Thin Quad Flat Package       32-128       Advanced QFP with thickness of       Mobile phone, mass
or TQFP                                   1.0mm for use in low profile,        storage and multimedia
                                          space constrained applications

Low Quad Flat Package        32-208       Advanced QFP with thickness of       Mobile phone, mass
or LQFP                                   1.4mm for use in low profile,        storage and multimedia
                                          space constrained applications

                             NUMBER OF
PACKAGE FORMAT               LEADS        DESCRIPTION                          TYPICAL APPLICATIONS
--------------               ---------    ---------------------------------    -----------------------
Metric Quad Flat             44-240       Traditional QFP designed for         Access/LAN equipment,
Package or MQFP                           ASICs, FPGAs and DSPs                multimedia and mass
                                                                               storage

Plastic Leaded Chip          44-84        Traditional leadframe package        PC, access equipment
Carrier or PLCC                           designed for applications that       and multimedia
                                          do not have space constraints
                                          and do not require a high number
                                          of interconnects

Enhanced Leadframe Packages. Our enhanced leadframe packages are similar in design to our standard leadframe packages but are generally thinner and smaller and have advanced thermal and electrical characteristics which are necessary for many of the leading-edge semiconductors designed for communications applications.

The following table summarizes our enhanced leadframe packages.

                           NUMBER OF
PACKAGE FORMAT             LEADS      DESCRIPTION                       TYPICAL APPLICATIONS
--------------             ---------  -----------------------------     -------------------------
Quad Leadless Package or   8-64       Lead frame based near chip        Mobile phone, PDA, GPS
QLP                                   scale package                     and multimedia

Exposed Pad Quad Flat      48-208     Thermally enhanced QFP with       Access/WAN/LAN equipment
Package or EPQFP                      about 30% greater thermal         and PC/graphics
                                      dissipation than MQFP

Exposed Drop-in Heat       44-208     Thermally enhanced QFP with       Access/WAN/LAN equipment
Sink Quad Flat Package                about 60% greater thermal         and PC/graphics
or EDQFP                              dissipation than MQFP

Drop-in Heat Sink Quad     64-208     Thermally enhanced QFP with       Access/WAN/LAN equipment
Flat Package or DQFP                  about 30% greater thermal         and PC/graphics
                                      dissipation than MQFP

Exposed Pad Thin Shrink    14-38      Thermally enhanced TSSOP with     Mobile Phone, mass
Small Outline Package or              about 30% greater thermal         storage multimedia and
EPTSSOP                               dissipation than TSSOP            PDA

Stacked Die Quad Flat      64-176     Compact multiple die designed     Mobile phone, PDA, GPS,
Package or SDQFP                      for space constrained             Disk drive and multimedia
                                      applications

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

Our BGA packages (including CSPs) are described below:

                             NUMBER OF
PACKAGE FORMAT               BALLS      DESCRIPTION                      TYPICAL APPLICATIONS
--------------               ---------  ------------------------------   --------------------------
Flip Chip Small Thin PBGA    49-144     CSP BGA with Flip Chip/bump      Mobile phone, WAN/LAN
FC - stPBGA                             interconnect, instead of wire    equipment
                                        bonding

Flip Chip BGA                225-516    BGA with Flip Chip/bump          DSP, ASIC, FPGA
FC - BGA                                interconnect instead of wire
                                        bonding

Tape Chip Scale Package      72-256     CSP BGA characterized by         Mobile phone, PDA and
Or TCSP                                 flex-tape substrate for high     multimedia
                                        density circuits

Stacked Die BGA or SDBGA     80-160     Compact multiple die designed    Mobile phone, PDA and
                                        for space constrained            multimedia
                                        applications

Tape Enhanced Plastic        256-600    BGA characterized by a           WAN/LAN equipment and
BGA or TBGA                             flex-tape substrate replacing    base station
                                        the laminate substrate

Enhanced BGA or EBGA         159-836    High pin count, thermally        WAN/LAN equipment and base
                                        enhanced BGA package             station
                                        suitable for high
                                        power applications which
                                        utilize heat sinks for thermal
                                        dissipation

Small Thin Plastic BGA       16-324     Smaller and thinner BGA          Mobile phone, PDA, GPS
Or stPBGA                               designed for applications        and multimedia
                                        which are space constrained
                                        and require electrical
                                        performance

                             NUMBER OF
PACKAGE FORMAT               BALLS      DESCRIPTION                      TYPICAL APPLICATIONS
--------------               ---------  -----------------------------    --------------------------
Plastic Ball Grid Array      208-720    Electrically enhanced BGA        Access/ LAN equipment,
Or PBGA                                 package designed for high I/O    PC/graphics and base
                                        replacement                      station

Matrix Tape Chip Scale       16-180     Thin (< 1.0mm) and highly         Mobile phone, PDA and
Package BGA or TCSP-M                   dense CSP BGA using a            multimedia
                                        flexible tape substrate

Low Profile Small Thin       16-324     CSP BGA characterized by a       Mobile phone, PDA and
Plastic BGA or stPBGA-L                 thin core laminate substrate     multimedia

Exposed Drop-in Heat         208-720    Thermally Enhanced PBGA with     Access/LAN/PC/graphics
Spreader Plastic BGA or                 20% greater thermal              and base station equipment
XDPBGA                                  dissipation than PBGA

Multi Chip Module Plastic    80-720     BGA integrated with two or       Access/LAN/PC graphics
BGA or MCMBGA                           more multiple die within a       and base station equipment
                                        PBGA or stPBGA

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

We have improved our fine pitch wire bonding capability to handle up to 50(mu)m in-line bond pad pitch and 70/35 (mu)m staggered bond pitch in response to industry trends toward fine line and space wafer fabrication technology. We continue to build capabilities in handling narrower pad pitches. We have also established complete handling and packaging processes for GaAs semiconductors.


PRE-PRODUCTION AND POST-PRODUCTION SERVICES

We have developed and enhanced our pre-production and post-production services to provide a total solution for our customers. Our pre-production services for assembly include package development, and for testing include software and hardware development. In 2001, we established FastRamp, which provides an extended range of pre-production volume testing services. We also provide post-production drop shipment services for our customers.

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

Test Software Development. We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization. Generally, testing requires customized software to be developed for each particular semiconductor device. Software is typically provided by the customer and may be converted by us for use on one or more of our tester platforms. Once a conversion test program has been developed, we correlate the test software through "test program verification." During this test program verification process, which typically takes from two days to two weeks, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. Customer feedback on the test results enables us to adjust the conversion test programs accordingly prior to actual production testing. We then assist our customers in collecting and analyzing the test results and develop engineering solutions to improve their design and production process. We also provide customers with test development services where we will create a test plan based on their specifications. Once the test plan is approved by the customer, we design the test fixtures, or parameters, and develop the test program. Once the test programs are developed, we perform the device characterization to enable our customer to determine the optimum conditions for their device performance. We offer these services at our facilities in Singapore and California.

FastRamp. In October 2001, we established our wholly-owned subsidiary, FastRamp in Silicon Valley, to deliver an extended range of high-end pre-production test services to new and existing customers. FastRamp commenced operations in January 2002, providing test hardware and software development, pre-production volume testing services, tester rentals and a unique customer-to-lab-to-factory relay for fast production offloads and capacity coordination. At our customers' request, certain finished and piloted test programs are then transferred to our facility in Singapore for full production. As FastRamp offers a similarly configured and substantial range of tester platforms, handlers, probers, interface hardware and manufacturing processes as our Singapore facility, this transfer is relatively seamless. In December 2002, FastRamp acquired all of the membership interests of San Diego Test Equipment LLC from Conexant Systems Inc. for cash. FastRamp began operations immediately in the San Diego facility and offers the same range of high-end pre-production test services that are offered in its facilities in the Silicon Valley.

Drop Shipment Services. We provide full drop shipment services including the delivery of final tested semiconductors to our customers' end-customers in any part of the world. We either directly bill our customers for the cost of drop shipment or incorporate this into the price of our services.


RESEARCH AND DEVELOPMENT

Our research and development efforts are focused on developing test and assembly services required by our existing customers and that are necessary to attract new customers. We spent approximately $14.6 million in 2000, $15.2 million in 2001 and $18.9 million in 2002 on research and development. We currently employ 164 dedicated professionals for packaging and test development. We consider this as a core element of our total service offering and expect to continue to invest significant resources in research and development.

Test Services. We focus on developing new technologies, software and processes to enhance efficiency and reliability and to shorten test times. These include multi-site testing, strip testing, test program optimization and hardware improvements designed to permit improved utilization of existing test equipment. When necessary we also design and build specialized equipment that is not available from outside vendors. Our test development centers are an important part of our research and development efforts and are utilized to develop and debug test software prior to production, complete test software conversions and offer our customers continuous access to our development capabilities. We currently have test development centers located in Singapore and California.

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

We have a number of advanced packages under development to support our customers' need for high performance packages. Our development roadmap includes flip chip technology and comprises build-up substrate, wafer bumping and passive integration technology components. Flip chip technology can be used in both low pin count as well as high pin count packages. It is a particularly ideal solution for devices that require more than 1,000 interconnects in a relatively small package. Build-up substrates deliver even higher interconnect density without compromising thermal and electrical performance. We believe flip chip packages will find increasing application in high-end communications equipment such as switches and routers as well as high-end PCs. Furthermore, we are building capabilities to provide system-in-package solutions for the radio frequency, wireless and cellular markets.

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

In 2002, we developed and introduced a number of new packages and capabilities, including:

-    Exposed Drop-in PBGA (XDPBGA)

-    Low Profile, small, thin PBGA (stPBGA-L)

-    Flip Chip, small, thin PBGA (FC-stPBGA)

-    Flip Chip BGA (FC-BGA)

-    Enhanced BGA using Build Up Substrate (EBGA-B)

-    Multitier EBGA (EBGA-M)

-    Stack Die CSP (SDCSP)

-    Wafer Bumping (FOC)

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

Our ten largest customers accounted for 88.3%, 85.6% and 79.8% of our net revenues in 2000, 2001 and 2002. In 2002, our three largest customers, Analog Devices, Broadcom and Marvell, each represented in excess of 10% of our net revenues and in the aggregate represented 55.7% of our net revenues. We anticipate that our ten largest customers will continue to account for a high percentage of our net revenues for the foreseeable future.

The following table sets forth for the periods indicated the percentage of our net revenues derived from testing and assembly of semiconductors used in communications, personal computers and other applications.

                              YEAR ENDED DECEMBER 31
                           ---------------------------
                            2000      2001       2002
                           -----     -----       -----
Communications              62.7%     61.3%       53.4%
Personal Computers          30.2      34.9        31.2
Others                       7.1       3.8        15.4
                           -----     -----       -----
Total                      100.0%    100.0%      100.0%
                           =====     =====       =====

We characterize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated.

                                YEAR ENDED DECEMBER 31
                             ----------------------------
GEOGRAPHICAL AREA             2000       2001        2002
-----------------            -----      -----       -----
United States                 78.0%      78.4%       80.8%
Europe                        14.1       13.0         6.2
Singapore                      7.3        5.6         4.9
Rest of Asia                   0.6        3.0         8.1
                             -----      -----       -----
Total                        100.0%     100.0%      100.0%
                             =====      =====       =====

CUSTOMER SERVICE

We place strong emphasis on quality customer service. Our broad service offerings, dedicated customer account teams and commitment to finding solutions to our customers' needs and problems have enabled us to develop important relationships with many of our customers. We have received high ratings and recognition in the area of customer service from many of our customers. For 2002, we received the Assembly and Test Supplier of the Year award for the second consecutive year from Analog Devices, Inc., the Number One Assembly and Test Partner status from Centillium Communications Inc, the Outstanding Support and Value-Added Services Recognition award from Chartered and the Test Engineering Appreciation and Recognition Award from e-FM (Motorola Semiconductor Product Sector).

To enable the customer to integrate seamlessly with us, we have implemented our B2B strategy based on RosettaNet standards. Customers can also obtain real-time manufacturing information on their products through our mySTATS portal. To foster an even closer customer relationship, we are in the process of putting a CRM (Customer Relationship Management) system and a PDM (Product Management System) to allow for design e-collaboration with the customer's designers. This will significantly improve the design collaboration process.


QUALITY CONTROL

We maintain a team of quality control staff comprising engineers, technicians, inspection specialist and other employees whose responsibilities are to monitor our test and assembly processes to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our in-house laboratory is equipped with advanced analytical tools and provides the necessary equipment and resources for our research and development and engineering staff to continuously enhance product quality and process improvement.

Our test and assembly operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. federal 209E class 1,000, 10,000 and 100,000 standards.

Our test and assembly operations in Singapore are ISO 9000, QS 9000, SAC level 1, ISO 14001 and ISO 18001 certified. ISO 9000 is an international standard on the requirements for production of quality products and services. It also sets forth quality management systems for product design, product development, installation and servicing. We are also QS 9000 and SAC Level 1 certified. QS 9000 is a quality management system that addresses the specific production needs of automotive customers. Semiconductor Assembly Council or SAC certification is one of the most prestigious certifications in the semiconductor manufacturing industry. In addition, we have also achieved certification for ISO 14001 as well as ISO 18001. ISO 14001 is an international standard on environmental management systems to ensure environmental protection and prevention of pollution in balance with socio-economic needs while ISO 18001 is the standard for implementation of an occupational health and safety management system (OHSMS)."

Customers require that our facilities and procedures undergo a stringent vendor qualification process. The qualification process typically takes from two to eight weeks but can take longer depending on the requirements of the customer.


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


INTELLECTUAL PROPERTY

Our operational success will depend in part on the ability to develop and protect our intellectual property. As of December 31, 2003, we have 22 issued patents and 30 pending patents in the United States and other countries related to various aspects of our semiconductor test and assembly. We have also applied for patents in certain other countries where appropriate. If the patents are granted, we may seek to cross-license or share our intellectual property portfolio at a future time if it is advantageous for us to do so.

We have licensed patent rights from Motorola, Inc. to use technology in manufacturing BGA packages under an agreement which expired in December 2002 and was extended to March 2003. We are currently negotiating the terms of the renewal license. Under this agreement, we are required to pay Motorola a royalty based upon the number of pads on each BGA package. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.

In February 2001, we entered into a seven-year license agreement with SyChip, Inc. to license the patent rights to use technologies and know-how relating to wafer redistribution and wafer bumping in the manufacture of flip chip integrated circuits known as the MSIT Portfolio. Under this agreement we are required to pay SyChip both a fixed fee, as well as royalties based on unit production. In addition, we have also reserved a portion of our production capacity using MSIT Portfolio to SyChip. We will retain a paid-up, perpetual and royalty-free license of the MSIT Portfolio technology at the end of the license period.

In August 2001, we entered into a 10-year technology license agreement with Flip Chip Technologies LLC. to license the right to use their proprietary Flex-On-Cap
(FOC) wafer bumping process and Redistribution (RDL) technologies to facilitate the manufacture of advanced flip chip integrated circuits. Under this agreement, we are required to pay Flip Chip fixed fees and royalties based on number of wafers produced. We will retain a paid-up, perpetual and royalty-free license to practice the FOC process at the end of the license period.

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


ENVIRONMENTAL MATTERS AND COMPLIANCE

Our test and assembly operations do not generate significant pollutants. Our operations are subject to regulatory requirements and potential liabilities arising under local laws and regulations governing among other things, air, emissions, waste water discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials. We have implemented an environmental monitoring system. We send samples of our air emissions, treated water and sludge to third party accredited laboratories for testing to ensure our compliance with the environmental laws and regulations that apply to us. We believe that we are in compliance with all applicable environmental laws and regulations. Expenditures on environmental compliance currently represent an insignificant portion of our operating expenses. We are certified ISO 14001 by the Productivity and Standards Board (Singapore) and the Japan Audit Compliance Organization.

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


C.   ORGANIZATIONAL STRUCTURE

We are part of the Singapore Technologies Group. The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development to management services in the following five core business groups: Engineering, Technology, Infrastructure & Logistics, Property and Financial Services. Other companies in the Singapore Technologies Group include Chartered, one of our major customers.

Temasek Holdings (Private) Limited is the principal holding company through which the corporate investments of the Government of Singapore are held. As of February 15, 2003, Temasek Holdings (Private) Limited directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited.

Our wholly-owned subsidiaries, STATS Inc. and FastRamp, were both incorporated in the United States in the State of Delaware. STATS Inc. undertakes sales and marketing, design support and research and development through its various facilities in the United States. FastRamp provides high-end engineering and pre-production test services and tester rental services to customers in the United States. In December 2002, FastRamp acquired San Diego Test Equipment, LLC, to provide test engineering and pre-production services in the San Diego region. Our subsidiary, Winstek, is a Taiwanese test house in which we acquired a 51% shareholding in August 2001. Winstek tests optical, mixed-signal, digital and radio frequency devices and provides an integrated range of services, including wafer probe, final test, turnkey and drop shipment services in Taiwan. In January 2003, we set up STATS Holdings Limited in the British Virgin Islands as a special purpose investment company to hold shareholding interests in companies which we may establish or acquire when the opportunity to invest arises.


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

     o    500 testers;

     o    720 wire bonders; and

     o    72 mold systems.

In addition to our headquarters in Singapore, we have several other facilities as set forth below.

                                                   AREA
                 LOCATION                      (SQUARE FEET)                         USE
                 --------                      -------------                         ---
Phoenix, Arizona, United States                    6,300       Assembly design and sales office
Milpitas, California, United States               34,000       Assembly design, test development center and sales office
San Diego, California, United States(1)           20,000       Test development center
Chiung Lin, Hsin-Chu Hsien, Taiwan                220,000      Test development, turnkey and drop shipment center

(1)  Situated within the campus of Conexant Systems Inc

Each of the facilities above are held under various leases, except for the Taiwan facility. The Taiwan facility is owned and operated by Winstek, subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2002, the total amount of indebtedness secured by these facilities was not material to us.

We also have sales offices in Singapore, Taiwan, Japan, Germany, the United Kingdom and the United States.


EQUIPMENT

Our operations and expansion plans depend on us being able to obtain an adequate supply of test and assembly equipment on a timely basis. We work closely with our major equipment suppliers to ensure that equipment is delivered on time and such equipment meets our performance specifications.

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

Testing Equipment. Testing equipment is one of the most critical components of the testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. We purchase testing equipment from major international manufacturers, including Agilent Technologies, Advantest Corporation, Credence Systems Corporation, LTX Corporation and Teradyne Inc.

As of December 31, 2002, we operate 297 testers, comprising 212 mixed-signal testers, 79 digital testers and 6 memory testers. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required that the customer provide the equipment on a consignment basis. Of the 297 testers, 21 are on consignment from customers. In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.

Assembly Equipment. The primary equipment used in assembly includes wire bonders and mold systems. As of December 31, 2002, we own and operate 620 wire bonders and 66 mold systems. Certain of our wire bonders allow for interchangeability between lead frame and array packages. We purchase wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc. and ESEC S.A. We purchase mold systems from major international manufacturers, including Apic Yamada Corporation, Asahi Engineering Co Ltd and Dai-Ichi Seiko Co Ltd.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Item 3. Key Information -- D. Risk Factors" and elsewhere in this Annual Report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Certain items in the comparative figures have been reclassified to conform to the current year's presentation.


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

Our results of operations are influenced by the state of the global semiconductor industry which is highly cyclical. According to various reports by SIA, the semiconductor device market revenue grew 37.0% from 1999 to $204.4 billion in 2000, subsequently fell 32.0% to $138.9 billion in 2001 and grew by 1.3% to $140.7 billion in 2002. Our net revenues grew by 64.7% to $331.3 million in 2000, primarily as a result of an upturn in the semiconductor industry that continued through the last quarter of 2000, but decreased 56.0% to $145.9 million in 2001 due to a severe downturn in the semiconductor industry. In 2002, our net revenues grew 54.8% over 2001 to $225.7 million. This improvement was across each of the principal end user segments for the products which we packaged and tested - communications, personal computers and consumer electronics.

The semiconductor industry is characterized by price erosion which can have a material adverse effect on our revenues and gross margins, particularly when coupled with declining capacity utilization. Prices of our products at a given level of technology decline over the product life cycle, commanding a premium in the earlier stages and declining towards the end of the cycle. To maintain our profitability, we have to offset decreases in average selling prices by improving our capacity utilization rates and production efficiency, or by shifting to higher margin test and assembly services. In addition, we have to continue to develop and offer test and assembly services which command higher margins. In the past, we have been able to successfully develop and market new higher margin products to meet the requirements of our customers. However, we cannot assure you that we can continue to do this in future nor can we assure you that we will be successful at offsetting any price declines in the future.

Our results of operations are generally affected by the capital-intensive nature of our business. A large portion of our cost of revenues is fixed in nature, with variable costs limited to the costs of materials, payroll and operating supplies. The major component of our fixed costs relates to test and assembly equipment. Testers typically cost between $1.5 million and $3.0 million each, compared with wire bonders which typically cost $80,000 each. Depreciation of our equipment and machinery is provided on a straight-line basis over their estimated useful lives of 5 years. The useful life estimate reflects our estimate of the period that we expect to derive economic benefits from use of the equipment and machinery. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of our equipment and machinery. The effect of any future changes to the estimated useful lives of our equipment and machinery could be significant to our results of operations. In the fourth quarters of 2001 and 2002, we recognized asset impairment charges of $23.7 million for 2001 and $14.7 million for 2002 and prepaid leases write-downs of $3.1 million for 2001 and $0.8 million for 2002, as the continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced the anticipated future usage of such equipment. These charges and write-downs relate to equipment held for use and equipment held for sale. The machinery and equipment held for sale is currently not being used in operations and we intend to dispose them in 2003.

We continue to routinely review the remaining estimated useful lives of our equipment and machinery to determine if such lives should be adjusted due to changes in technology, production techniques and our customer base. However, due to the nature of our testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment are dedicated to specific customers, we may not be able to anticipate declines in the utility of our machinery and equipment. Consequently, additional impairment charges may be necessary in the future.

Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins since the unit cost of test assembly services generally decreases as fixed charges, such as depreciation expense and equipment leasing costs, are allocated over a larger number of units. We expanded our test assembly capabilities between 1999 and 2000 and significantly increased the number of testers and wire bonders. The expansion of our test and assembly capabilities by the end of 2000 allowed a significant increase in our net revenues. However, the capacity utilization of our facilities decreased significantly in 2001 as a result of the downturn in the semiconductor industry. In 2002, we increased the number of our testers from 252 to 297 and the number of wire bonders from 532 to 620 and consequently, our net revenues by 54.8% over 2001. Depreciation expense and cost of leasing production equipment as a percentage of revenues were 25.5% in 2000, 80.7% in 2001 and 51.8% in 2002.

Our operating expenses consist principally of selling, general and administrative expenses which include payroll-related expenses for selling, marketing and administrative staff, facilities-related expenses, marketing expenses, management fees paid to our parent, Singapore Technologies Pte Ltd and provisions for bad debts on accounts receivable. Our operating expenses also include research and development expenditures which are focused in the following two areas:

     o development of new software and processes to enhance efficiency and reliability and to shorten test time of semiconductors; and

     o development of new, advanced packages to meet the customized needs of our customers.

We are a part of the Singapore Technologies Group, which provides us with certain direct and indirect benefits. We pay Singapore Technologies Pte Ltd a formula and service based management fee annually, for certain management services, including corporate secretarial, internal audit, training, executive resources and treasury services. The management fee amounted to $1.1 million in 2002.

We recognize stock-based compensation expense for options granted under the Share Option Plan in accordance with fixed plan accounting in accordance with Accounting Principle Board opinion No. 25, "Accounting for Stocks Issued to Employees." Reported stock-based compensation expense represents the difference between the exercise price of employee share option grants and the fair market value of our ordinary shares at the date of the grant, amortized over the vesting period of the applicable options. The fair market value of our ordinary shares prior to our initial public offering was computed based on calculating the fair market value of our total invested capital less interest-bearing debt, assuming the exercise of the outstanding options at each valuation date and adding the expected cash proceeds from the exercise of those options. The fair market value of our total invested capital was estimated using the income approach and the market approach, on a closely-held minority interest basis.

We have been granted pioneer enterprise status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for "Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services" from January 1, 1996 to December 31, 2003. During the pioneer enterprise status period, only income from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with the conditions stated in the pioneer certificate. See "--Special Tax Status."

Our functional currency is the United States dollar. Assets and liabilities denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses in foreign currencies are converted into the functional currency at the rates of exchange at the transaction date.

We experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency and translations of assets and liabilities which are denominated in currencies other than our functional currency. Our currency gains and losses arise principally from the fluctuation of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar from transactions denominated in these currencies. See "--Foreign Currency Risk."

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

In 2002, Winstek contributed $17.6 million or 7.8% of our net revenues of $225.7 million.

In December 2002, FastRamp acquired 100% of the membership interests in San Diego Test Equipment LLC from Conexant Systems Inc. in exchange for cash. Under a Test Services Agreement between Conexant Systems Inc. and FastRamp executed in December 2002, Conexant Systems Inc. committed to provide FastRamp with orders for test and sort services in specified minimum amounts for a limited period of time. The cash paid and the anticipated sales for these services are not significant in relation to our overall assets and revenue, respectively. We accounted for this acquisition using the purchase method under U.S. GAAP. We began to consolidate San Diego Test Equipment LLC financial and operating results into our financial and operating results from the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed according to estimated fair values at the date of acquisition. The allocation did not result in any goodwill.


CRITICAL ACCOUNTING POLICIES

We believe the following accounting policies are critical to our business operations and the understanding of our results of operations. A summary of our significant accounting policies used in the preparation of our consolidated financial statements can be found in Note 2 of the notes to the consolidated financial statements. Our preparation of this annual report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition. Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. We recognize revenue principally upon shipment of goods on which services have been rendered. For certain contractual arrangements, revenue is realizable and therefore recognized, upon completion of services.

Allowance for Doubtful Accounts. We record a provision for doubtful accounts based on the aging of the accounts receivables. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this allowance would reduce our net income.

Valuation of inventory. Our inventories are stated at the lower of cost, determined on the weighted average basis, or net realizable value. Cost is generally computed on a standard cost basis, based on normal capacity utilization, with unrecovered costs arising from underutilization of capacity expensed when incurred. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale.

We routinely review our inventories for their saleability and for indications of obsolescence to determine if inventories should be written-down to net realizable value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of our inventories, we consider the likelihood of spoilage or changes in market demand for our inventories.

Useful Lives and Valuation of Property, Plant and Equipment. Our operations are capital intensive and we have significant investment in testing and packaging equipment. We depreciate our property, plant and equipment based on our estimate of their economic useful lives. Management estimates of economic useful lives are set based on historical experience and future expectations. However, business conditions, underlying technology and customers' requirements may change in the future which could cause a change in the useful lives. Any change in useful lives could have a significant effect on our future operating results.

We review property, plant and equipment for impairment whenever events or changes in market conditions indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated from the asset. If the carrying amount of the asset exceeds the future undiscounted net cash flows, such assets are considered to be impaired and an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In determining the fair value of machinery and equipment, we consider offers to purchase such equipment and expected future discounted cash flows. Due to the nature of our business, which may include sudden changes in demand in the end markets and due to the fact that certain equipment is dedicated to specific customers, we may not be able to anticipate declines in the utility of our machinery and equipment. Consequently, additional impairment charges may be necessary in the future and this could have a significant negative impact on our future operating results. We recorded asset impairment charges of $23.7 million and $14.7 million in 2001 and 2002, respectively. Similar assessments were performed in respect of operating lease prepayments resulting in the write-offs of prepaid leases of $3.1 million and $0.8 million in 2001 and 2002, respectively.

Deferred Tax Asset. We record a deferred tax asset if we believe that it is more likely than not that the deferred tax assets will be realized. The deferred tax effects of the tax losses, unutilized capital allowances carry forward and temporary differences arising primarily from property, plant and equipment are recognized because they are expected to be carried forward to offset against taxable income after the expiration of the pioneer period. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, we believe it is more likely than not that we will realize benefits of these deductible differences. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period differ materially from current estimates. In the event that we are not able to realize the deferred tax assets, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                                                       YEAR ENDED DECEMBER 31
                                                                                -----------------------------------
                                                                                2000          2001            2002
                                                                                -----        ------           -----
Net revenues                                                                    100.0%        100.0%          100.0%
Cost of revenues                                                                 70.0         149.3           109.8
                                                                                -----        ------           -----
Gross profit (loss)                                                              30.0         (49.3)           (9.8)
                                                                                -----        ------           -----
Operating expenses:
  Selling, general and administrative                                            12.3          24.7            16.3
  Research and development                                                        4.4          10.4             8.4
  Asset impairments                                                                --          16.3             6.5
  Prepaid leases written off                                                       --           2.1             0.3
  Stock-based compensation                                                        0.1           0.7              --
  Others, net                                                                      --           0.1             0.2
                                                                                -----        ------           -----
     Total operating expenses                                                    16.8          54.3            31.7
                                                                                -----        ------           -----
Operating income (loss)                                                          13.2        (103.6)          (41.5)
Other income (expenses):
  Interest income (expenses), net                                                 2.4           3.6            (2.3)
  Foreign currency exchange gain (loss)                                           0.6           0.5            (0.2)
  Other non-operating income, net                                                 1.1           1.4             1.5
                                                                                -----        ------           -----
     Total other income (expenses)                                                4.1           5.5            (1.0)
                                                                                -----        ------           -----
Income (loss) before income taxes                                                17.3         (98.1)          (42.5)
Income tax benefit (expense)                                                     (0.9)          6.0             3.2
                                                                                -----        ------           -----
Net income (loss) before minority interest                                       16.4         (92.1)          (39.3)
Minority interest                                                                  --           0.2            (0.3)
                                                                                -----        ------           -----
Net income (loss)                                                                16.4%        (91.9)%         (39.6)%
                                                                                -----        ------           -----
Other comprehensive income (loss):
  Unrealized gain (loss) on available-for-sale marketable securities               --          (0.2)            0.4
  Realized gain on available-for-sale marketable securities
   included in net loss                                                            --            --              --
  Translation adjustment                                                           --           0.1            (0.1)
                                                                                -----        ------           -----
Comprehensive income (loss)                                                      16.4%        (92.0)%         (39.3)%
                                                                                -----        ------           -----


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Net revenues. Net revenues increased 54.8% from $145.9 million in 2001 to $225.7 million in 2002. The increase in net revenues was due primarily to an increase in unit shipments in both test and assembly, partially offset by the decrease in average selling prices in the first half of 2002 for both test and assembly businesses principally resulting from changes in product mix. In the second half of 2002, average selling prices for both test and assembly business increased marginally resulting principally from changes in product mix. Contribution from Winstek also increased from $1.7 million in 2001 to $17.6 million in 2002. FastRamp, which commenced operations in January 2002, contributed $3.4 million to net revenues. Net revenues from test services increased 71.4% from $67.4 million in 2001 to $115.4 million in 2002. Net revenues from assembly services increased 40.5% from $78.5 million in 2001 to $110.3 million in 2002.

Cost of revenues and gross profit margin. Cost of revenues increased 13.8% from $217.8 million in 2001 to $247.9 million in 2002. However, depreciation expense and cost of leasing testers (included in cost of revenues) decreased from $117.8 million, or 80.7% of net revenues in 2001 to $116.8 million, or 51.8% of net revenues in 2002. Cost of revenues as a percentage of sales decreased from 149.3% in 2001 to 109.8% in 2002, resulting in a smaller gross loss in 2002. Gross loss in 2002 was $22.2 million, or a gross margin of negative 9.8%, as compared to gross loss of $71.9 million, or gross margin of negative 49.3%, in 2001. The improvement in gross margin was primarily due to the increase in net revenues resulting in higher capacity utilization and lower payroll and materials costs.

Selling, general and administrative expenses. Selling, general and administrative expenses increased marginally by 1.6% from $36.0 million in 2001 to $36.6 million in 2002 but as a percentage of net revenues decreased from 24.7% of net revenues in 2001 to 16.3% of net revenues in 2002. This was a result of our on-going efforts to control costs and manage discretionary spending in a very difficult operating environment, partially offset by a payment of $1.0 million in third quarter 2002 by our controlling shareholder, Singapore Technologies Pte Ltd, to our former Chairman and Chief Executive Officer, Tan Bock Seng. The payment did not involve any cash outlay from us and was charged to our income statement as compensation expense and credited to shareholders' equity as "Additional Paid-in Capital."

Research and development expenses. Research and development expenses increased 24.4% from $15.2 million in 2001, or 10.4% of net revenues in 2001, to $18.9 million in 2002, or 8.4% of net revenues in 2002. These expenses were for additional equipment, supplies and research and development personnel to further strengthen our testing and advanced packaging capabilities.

Stock-based compensation expense. Stock-based compensation expense was $1.0 million in 2001 and $0.1 million in 2002.

Asset impairment and prepaid leases written-down. We recognized asset impairment charges of $23.7 million for 2001 and $14.7 million for 2002 and wrote-down prepaid leases of tester equipment of $3.1 million for 2001 and $0.8 million for 2002. The impairments and write-downs were taken because continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced the anticipated future usage of such equipment.

We recognized impairment charges of $19.4 million in 2001 and $11.1 million in 2002 in respect of tester equipment held for use. The carrying values of these assets were written down to the estimated fair market value and will continue to be depreciated over their remaining useful lives. We recognized asset impairment charges of $4.3 million in 2001 and $3.6 million in 2002 in respect of equipment held for sale.

Net interest income (expense). Net interest income was $5.2 million in 2001 compared to net interest expense of $5.1 million in 2002. Net interest income consisted of interest income of $6.5 million and interest expense of $1.3 million in 2001 and interest income of $5.3 million and interest expense of $10.4 million in 2002. The interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in 2002 was due primarily to the general decline in interest rates. The increased interest expense in 2002 was primarily due to our fixed-interest convertible notes issued in March 2002.

Foreign currency exchange gain (loss). We recognized an exchange gain of $0.8 million in 2001 compared to an exchange loss of $0.5 million in 2002, due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

Other non-operating income. Other non-operating income was $2.0 million in 2001 and $3.4 million in 2002. The increase was due to a gain arising from an interest-rate swap transaction in respect of a marketable debt security, gains from sale or maturity of marketable securities and a lower amount of grants recorded in 2001 for research and development activities from EDB under its Research and Incentive Scheme for Companies.

Taxation. Income tax benefit was $8.8 million in 2001 and $7.2 million in 2002. The income tax benefit of $8.8 million in 2001 comprised income tax expense of $1.4 million and deferred tax benefit of $10.2 million. The income tax benefit of $7.2 million in 2002 comprised income tax expense of $1.0 million and a deferred tax benefit of $8.2 million. The income tax expense for both years was principally due to Singapore tax on interest income generated principally from the investment of excess cash in fixed-term time deposits and marketable debt securities. The deferred tax benefit of $10.2 million in 2001 and $8.2 million in 2002 resulted principally from recognizing the deferred tax benefit associated with tax losses, unutilized capital allowances carried forward and temporary differences arising primarily from property, plant and equipment.


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Net revenues. Net revenues decreased 56.0% from $331.3 million in 2000 to $145.9 million in 2001. The decrease in net revenues was due primarily to a decrease in unit shipments in both assembly and test businesses and, to a lesser extent, a decline in average selling prices, principally resulting from changes in product mix and pricing pressures. These declines were the result of severe weakness in the end markets served by our customers and the high level of excess inventories in the semiconductor industry. Net revenues from test services decreased 55.7% from $151.9 million in 2000 to $67.4 million in 2001. Net revenues from assembly services decreased 56.3% from $179.4 million in 2000 to $78.5 million in 2001.

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

Net interest income. Net interest income decreased by 36.4% from $8.2 million in 2000 to $5.2 million in 2001. Net interest income consisted of interest income of $10.6 million and interest expense of $2.4 million in 2000 and interest income of $6.5 million and interest expense of $1.3 million in 2001. The interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in 2001 was due primarily to the lower amount of excess cash available for investment in marketable debt securities and fixed-term time deposits and the general decline in interest rates. The lower interest expense in 2001 resulted from the full repayment of two loans amounting in total to $60 million in February 2000 and the progressive repayments of the EDB loan on its repayment due dates.

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

QUARTERLY RESULTS

The following table sets forth our unaudited results of operations, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2002. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods. In addition, we believe that the period to period comparisons should not be relied upon as an indication of our future performance.

                                                                           QUARTER ENDED
                                          ----------------------------------------------------------------------------------
                                           MAR-01     JUN-01     SEP-01    DEC-01    MAR- 02     JUN-02    SEP-02     DEC-02
                                          -------    -------    -------   -------    -------    -------   -------    -------
                                                                          (in thousands)
Net revenues                               48,628     35,266     28,049    33,923     39,404     51,259    63,143     71,932
Cost of revenues                           58,543     57,200     50,021    52,025     53,228     60,031    65,102     69,582
                                          -------    -------    -------   -------    -------    -------   -------    -------
Gross profit (loss)                        (9,915)   (21,934)   (21,972)  (18,102)   (13,824)    (8,772)   (1,959)     2,350
                                          =======    =======    =======   =======    =======    =======   =======    =======
Operating expenses:
  Selling, general and
   administrative                          11,188      8,756      7,839     8,258      8,794      9,023     9,227      9,589
  Research and development                  3,523      3,500      3,816     4,321      4,158      4,530     4,983      5,185
  Asset impairments                            --         --         --    23,735         --         --        --     14,666
  Prepaid leases written off                   --         --         --     3,145         --         --        --        764
  Stock-based compensation                    660         90        100       174        230       (197)        9         18
  Others, net                                  82         --         28        (9)       130         19       402        (3)
                                          -------    -------    -------   -------    -------    -------   -------    -------
  Total operating expenses                 15,453     12,346     11,783    39,624     13,312     13,375    14,621     30,219
                                          =======    =======    =======   =======    =======    =======   =======    =======
Operating loss                            (25,368)   (34,280)   (33,755)  (57,726)   (27,136)   (22,147)  (16,580)   (27,869)

Other income (expenses):
  Interest income (expenses), net           1,890      1,619      1,161       552         (9)    (1,775)   (1,842)    (1,517)
  Foreign currency exchange
   gain (loss)                                (58)       391       (562)    1,004        199        423    (1,260)       126
  Other non-operating income
   (expenses), net                          1,157        780        840      (787)       461      1,771       525        662
                                          -------    -------    -------   -------    -------    -------   -------    -------
  Total other income (loss)                 2,989      2,790      1,439       769        651        419    (2,577)      (729)
                                          =======    =======    =======   =======    =======    =======   =======    =======
Loss before income taxes                  (22,379)   (31,490)   (32,316)  (56,957)   (26,485)   (21,728)  (19,157)   (28,598)
Income tax benefit (expense)                 (604)      (217)      (122)    9,753       (141)       441     1,619      5,244
                                          -------    -------    -------   -------    -------    -------   -------    -------
Net loss before minority interest         (22,983)   (31,707)   (32,438)  (47,204)   (26,626)   (21,287)  (17,538)   (23,354)
Minority interest                              --         --        139       173         73       (278)      (90)      (219)
                                          -------    -------    -------   -------    -------    -------   -------    -------
Net loss                                  (22,983)   (31,707)   (32,299)  (47,031)   (26,553)   (21,565)  (17,628)   (23,573)
                                          =======    =======    =======   =======    =======    =======   =======    =======
Other comprehensive income (loss):
  Unrealized gain (loss) on available-
   for-sale marketable securities              10         59         40      (412)       326        160       210        316
  Realized (gain) loss on available-
   for-sale marketable securities
   included in net loss                        --         --         --        --          2         --       (78)       (49)
  Translation adjustment                       --         --         --        93       (391)     1,152    (1,102)       129
                                          -------    -------    -------   -------    -------    -------   -------    -------
Comprehensive loss                        (22,973)   (31,648)   (32,259)  (47,350)   (26,616)   (20,253)  (18,598)   (23,177)
                                          =======    =======    =======   =======    =======    =======   =======    =======

                                                                   AS A PERCENTAGE OF NET REVENUES
                                          ----------------------------------------------------------------------------------
                                          MAR-01     JUN-01    SEP-01    DEC-01      MAR-02     JUN-02    SEP-02     DEC-02
                                          ------     ------    ------    ------      ------     ------    ------     ------

Net revenues                              100.0%     100.0%     100.0%    100.0%     100.0%     100.0%    100.0%     100.0%
Cost of revenues                          120.4%     162.2%     178.3%    153.4%     135.1%     117.1%    103.1%      96.7%
                                          -----      -----     ------    ------      -----      -----     -----      -----
Gross profit (loss)                       (20.4)%    (62.2)%    (78.3)%   (53.4)%    (35.1)%    (17.1)%    (3.1)%      3.3%
                                          =====      =====     ======    ======      =====      =====     =====      =====
Operating expenses:
  Selling, general and administrative      23.0%      24.8%      28.0%     24.3%      22.3%      17.6%     14.6%      13.3%
  Research and development                  7.2%       9.9%      13.6%     12.7%      10.6%       8.8%      7.9%       7.2%
  Asset impairments                         0.0%       0.0%       0.0%     70.0%       0.0%       0.0%      0.0%      20.4%
  Prepaid leases written off                0.0%       0.0%       0.0%      9.2%       0.0%       0.0%      0.0%       1.1%
  Stock-based compensation                  1.4%       0.3%       0.3%      0.6%       0.6%      (0.3)%     0.0%       0.0%
  Others, net                               0.2%       0.0%       0.1%      0.0%       0.3%       0.0%      0.7%       0.0%
                                          -----      -----     ------    ------      -----      -----     -----      -----
  Total operating expenses                 31.8%      35.0%      42.0%    116.8%      33.8%      26.1%     23.2%      42.0%
                                          =====      =====     ======    ======      =====      =====     =====      =====
Operating loss                            (52.2)%    (97.2)%   (120.3)%  (170.2)%    (68.9)%    (43.2)%   (26.3)%    (38.7)%

Other income (expenses):
  Interest income (expenses), net           3.9%       4.6%       4.1%      1.6%       0.0%      (3.5)%    (2.9)%     (2.1)%
  Foreign currency exchange gain (loss)    (0.1)%      1.1%      (2.0)%     3.0%       0.5%       0.8%     (2.0)%      0.2%
  Other non-operating income
   (expenses), net                          2.4%       2.2%       3.0%     (2.3)%      1.2%       3.5%      0.9%       0.8%
                                          -----      -----     ------    ------      -----      -----     -----      -----
  Total other income (expenses)             6.2%       7.9%       5.1%      2.3%       1.7%       0.8%     (4.0)%     (1.1)%
                                          =====      =====     ======    ======      =====      =====     =====      =====
Loss before income taxes                  (46.0)%    (89.3)%   (115.2)%  (167.9)%    (67.2)%    (42.4)%   (30.3)%    (39.8)%
Income tax benefit (expense)               (1.2)%     (0.6)%     (0.4)%    28.7%      (0.4)%      0.9%      2.5%       7.3%
                                          -----      -----     ------    ------      -----      -----     -----      -----
Net loss before minority interest         (47.2)%    (89.9)%   (115.6)%  (139.2)%    (67.6)%    (41.5)%   (27.8)%    (32.5)%
Minority interest                           0.0%       0.0%       0.5%      0.5%       0.2%      (0.5)%    (0.1)%     (0.3)%
                                          -----      -----     ------    ------      -----      -----     -----      -----
Net loss                                  (47.2)%    (89.9)%   (115.1)%  (138.7)%    (67.4)%    (42.0)%   (27.9)%    (32.8)%
                                          =====      =====     ======    ======      =====      =====     =====      =====
Other comprehensive income (loss):
  Unrealized gain (loss) on
   available-for-sale marketable
   securities                               0.0%       0.2%       0.1%     (1.2)%      0.8%       0.3%      0.3        0.4%
  Realized (gain) loss on
   available-on-sale marketable
   securities included in net loss          0.0%       0.0%       0.0%      0.0%       0.0%       0.0%     (0.1)%      0.0%
  Translation adjustment                    0.0%       0.0%       0.0%      0.3%      (1.0)%      2.2%     (1.8)%      0.2%
                                          -----      -----     ------    ------      -----      -----     -----      -----
Comprehensive loss                        (47.2)%    (89.7)%   (115.0)%  (139.6)%    (67.6)%    (39.5)%   (29.5)%    (32.2)%
                                          =====      =====     ======    ======      =====      =====     =====      =====

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

As of December 31, 2002, our principal sources of liquidity included $167.7 million in cash and cash equivalents and $69.8 million in marketable securities. In addition, we have $20.0 million of banking and credit facilities consisting of short-term advances and bank guarantees of which we had utilized $0.8 million in the form of bank guarantees as of December 31, 2002. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. Our subsidiary, Winstek, has NT$ 653.7 million (or approximately $18.8 million) of unutilized bank and credit facilities from various banks and financial institutions.

Net cash provided by operating activities totaled $41.3 million in 2001 and $28.5 million in 2002. In 2001, the net cash generated from operating activities was primarily due to positive working capital changes resulting mainly from the collection of accounts receivable, offset by the effect of the timing of payments to suppliers. In 2002, the net cash generated from operating activities was primarily due to net loss before the effects of depreciation and amortization, partially offset by negative working capital changes arising principally from an increase in accounts receivables as a result of higher revenues.

Net cash used in investing activities totaled $44.3 million in 2001 and $156.7 million in 2002. The net cash used in investing activities consisted of capital expenditures of $56.0 million in 2001 and $113.2 million in 2002, and purchases of marketable debt securities of $22.5 million in 2001 and $158.0 million in 2002. The net cash used in investing activities in 2001 was reduced by receipts of $20.2 million from the sale or maturity of marketable debt securities, $10.0 million from the maturity of short-term deposits, $2.2 million from the disposal of equipment and $1.8 million of cash in Winstek at acquisition as a result of the consolidation of Winstek. The net cash used in investing activities in 2002 was reduced by receipts of $113.8 million from the sale or maturity of marketable debt securities and $0.8 million from the disposal of equipment.

Net cash used in financing activities was $22.7 million in 2001 and net cash provided by financing activities was $180.6 million in 2002. In 2001, the cash used in financing activities of $22.7 million was mainly for the repayment of two installments due on the long-term EDB loan of $14.7 million and the repayment of bank loans amounting to $8.8 million by Winstek. In 2002, net cash provided by financing activities of $180.6 million consisted of net proceeds from the issuance of convertible notes in March 2002 of $195.0 million, bank borrowings of $20.6 million, receipt of government grants of $1.2 million and proceeds from issuance of shares of $1.3 million. These were reduced by the repayment of installments due on the long-term EDB loan of $14.3 million, cash pledged against borrowings of $13.0 million and payment for capital leases of $10.1 million.


CAPITAL EXPENDITURES

Our capital expenditures are primarily driven by the demand for our services. We spent $134.7 million on capital expenditures during 2002 compared to $62.4 million in 2001 and $276.9 million in 2000. We have budgeted capital expenditures for 2003 in the range of $120 million to $150 million, primarily to purchase machinery and equipment in connection with the expansion of our packaging and test operations.

The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001. However, the semiconductor test and assembly market is characterized by rapid technological changes which we expect to result in significant capital expenditure requirements within our longer-term horizon. Factors which may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base, the level of growth within our industry, and the amount and cost of capital available to us for capital expenditures. In addition, from time to time, we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

However, we have no specific agreements or understandings with respect to any material acquisition or investment at this time.

The following table sets forth our contractual obligations and commitments to make future payments as of December 31, 2002. The following excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations and which are included in current liabilities at December 31, 2002.

                                                   YEAR ENDED DECEMBER 31, 2002, PAYMENTS DUE
                                           ------------------------------------------------------------
                                           WITHIN 1                                AFTER 5      TOTAL
                                             YEAR       1-3 YEARS    4-5 YEARS      YEARS      PAYMENTS
                                             ----       ---------    ---------    --------     --------
                                                                 (in thousands)
Long term debt............................. $16,414      $ 7,299     $  4,909      $ 1,149     $ 29,771
Convertible notes..........................       -            -(1)   205,013            -      205,013
Capital lease obligations..................   6,558        5,520            -            -       12,078
Operating leases...........................   4,566        4,685        2,709       13,852       25,812
Unconditional purchase obligations:
  - Capital commitments....................  42,478            -            -            -       42,478
  - Inventory purchase commitments.........  10,800            -            -            -       10,800
                                            -------      -------     --------      -------     --------
Total contractual cash obligations          $80,816      $17,504     $212,631      $15,001     $325,952
                                            -------      -------     --------      -------     --------

(1) Holders of the convertible notes have the right to require us to purchase all or some of their notes on March 18, 2005.


CAPITAL RESOURCES

As of December 31, 2002, we had borrowings totaling $252.0 million comprising primarily $205.0 million due to our convertible note holders, $14.8 million outstanding on a loan from EDB, a related party, obligations under capital leases amounting to $12.1 million and bank borrowings of $20.2 million taken up by our subsidiary, Winstek.

In March 2002, we issued $200.0 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, we will pay to the note holders 117.665% of the principal amount. The notes can be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if our shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of the notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

We have recorded the convertible notes due 2007 as a debt instrument pursuant to U.S. GAAP. Our convertible notes are classified as a long-term liability and, accordingly, the accrued yield on the convertible notes during any period (at 4.91% per year) is classified as interest expense for that period.

We entered into a long-term loan agreement with EDB on June 5, 1998 for a sum of S$90.0 million of which $14.8 million was outstanding as of December 31, 2002. The loan is denominated in Singapore dollars and bears interest at 1% over the prevailing annual interest rate declared by the Central Provident Fund Board, a statutory board of the Government of

Singapore. The prevailing interest rate declared by the Central Provident Fund Board was 2.5% at December 31, 2002. The principal amount is repayable over seven equal semi-annual installments commencing from September 2000 and ending on September 1, 2003. The loan is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us, without prior consent from EDB, from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of our company, in each case without prior lender consent.

In connection with a working capital loan facility of US$19.0 million granted by United Overseas Bank Ltd Taipei Branch ("UOB Taipei") to our subsidiary, Winstek, in November 2002, we executed a letter of charge and set-off in favor of UOB Taipei. The agreement provides for interest at the rate of 7.93% per annum payable every quarter. The principal is repayable in 13 equal installments commencing November 6, 2004. US$3.5 million has been drawn down under this facility. Under the terms of the letter of charge and set-off, we are required to make deposits as cash collateral for the loan to Winstek in an amount equal to the amount drawn down with UOB Taipei and its branches. We may not withdraw or otherwise transfer or encumber these deposits without the consent of UOB Taipei as long as the loan is outstanding. As at December 31, 2002, the amount deposited is US$3.5 million under this agreement.

In 2002, Winstek entered into three floating rate Taiwan dollar loans of $1.7 million, $2.6 million and $7.2 million with Chiaotung Bank. The interest rates on the loans are based on the basic loan rate or fixed deposit rate quoted by and may be revised from time to time by Chiaotung Bank. As of December 31, 2002, the interest rate on the first two loans was 6.57% per annum and the interest rate on the third loan was 4.50% per annum. Interest on all three loans is payable on a monthly basis in Taiwan dollars. The principals on the $1.7 million loan and the $2.6 million loan are repayable in 21 equal monthly installments commencing March 29, 2004 and May 15, 2004, respectively, and the principal on the $7.2 million loan is repayable in 13 equal monthly installments commencing June 27, 2003. The loans are secured by fixed deposits amounting to $2.9 million and property pledged to the bank, comprising land and building and plant and machinery, of $21.7 million.

We also have United States dollar and Taiwan dollar short-term loan facilities with a number of Taiwan banks. As of December 31, 2002, $5.2 million was outstanding under these facilities which bear fixed interest rates of between 3.9% and 4.1% per annum. Certain of the loans are secured by fixed deposits with the particular bank amounting to an aggregate of $3.0 million as of December 31, 2002. The loans have all been repaid as of March 22, 2003.

As of December 31, 2002, Winstek has deposits of $3.2 million pledged as security for bank credit and facility lines available to Winstek. As of December 31, 2001, no such deposits were pledged as security.

The capital leases and bank borrowings by Winstek were taken up to finance the purchase of new testers.

We have an existing agreement with Citibank, N.A. for a working capital facility of $20.0 million. As of December 31, 2002, we had utilized $0.8 million in the form of bank guarantees under this facility. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. Our subsidiary, Winstek, has NT$ 653.7 million (or approximately $18.8 million) of unutilized working capital facilities from various banks and financial institutions.

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

We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements and debt service obligations for 2003. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a prolonged downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing. We consider opportunities to obtain additional debt or equity financing from time to time depending on prevailing market conditions. We may not be able to obtain financing on terms that are favorable to us or at all.


SPECIAL TAX STATUS

We have been granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for "Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services" from January 1, 1996 to December 31, 2003.

During the period for which our pioneer status is effective, income from our pioneer trade (test and assembly services including wafer probing) is exempt from Singapore income tax. The income from tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends and holders of ordinary shares are not subject to Singapore income tax on such dividends. See "Item 10 - Additional Information - E. Taxation - Taxation of Dividends" for information regarding taxation of dividends. Losses and unutilized capital allowances arising in the pioneer status period are available to be carried forward and offset against profits arising from the same pioneer trade after the expiration of the pioneer status period. Pioneer loss and unutilized capital allowance carried forward are available indefinitely if more than 50% of the shareholders remain unchanged from the incurrence of the tax loss or allowance to its utilization. In addition, in respect of the utilization of the unutilized capital allowances, we must continue to carry on the same trade which gave rise to the allowances. Without this exemption from income tax, our profits would be subject to income tax at the applicable corporate income tax rate of 24.5% and 22% for income earned in 2001 and 2002, respectively. The pioneer status exemption does not apply to interest and rental income earned during the pioneer status period and such income is subject to tax at the applicable corporate income tax rate. At the expiration of the pioneer status period, we expect to apply for Development and Expansion incentive which provides for a concessionary tax rate of not less than 10% on income from our pioneer trade.


DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, we have used derivative instruments such as forward foreign currency swaps, foreign forward contracts and options and interest rate swaps to mitigate the financial risks associated with certain assets and liabilities. We do not use such instruments for trading or speculative purposes.

We entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars and New Taiwan dollars. Hedge accounting has not been applied as the contracts entered into to date do not qualify as hedges under generally accepted accounting principles in the United States. Gains and losses on these contracts have been recorded as foreign currency gains or losses. As of December 31, 2002, we had no foreign currency forward contracts outstanding or any other derivative financial instruments.


FOREIGN CURRENCY RISK

A portion of our costs is denominated in foreign currencies, like the Singapore dollar, the New Taiwan dollar and the Japanese yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.

From time to time, we may have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure that any hedging technique we implement will be effective. If it is not effective, we may experience reduced net margins.


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

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. We are required to adopt the provisions of SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit and disposal activities. SFAS No. 146 requires cost associated with exit or disposal activities to be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material impact on our financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, age (as at February 15, 2003) and position of each director and member of senior management:

NAME                                         AGE     POSITION
----                                         ---     --------
BOARD OF DIRECTORS
Charles Richard Wofford(1)(2)(3)              69     Chairman of the Board of Directors
Lim Ming Seong(3)(4)                          55     Deputy Chairman of the Board of Directors
Tan Lay Koon(5)                               44     Director, President & Chief Executive Officer
Peter Seah Lim Huat(6)(7)                     56     Director
Tay Siew Choon(7)(8)(9)                       55     Director
Tan Choon Shian(7)                            36     Director
Koh Beng Seng(10)                             52     Director
Steven Hugh Hamblin(9)(10)                    54     Director
Teng Cheong Kwee(11)                          49     Director
William J. Meder(8)                           62     Director
Richard John Agnich(10)                       59     Director
Gan Chee Yen(7)(12)                           43     Alternate Director to Tay Siew Choon
Lai Yeow Hin(7)(12)                           38     Alternate Director to Tan Choon Shian

SENIOR MANAGEMENT
Suh Tae Suk                                   55     Chief Operating Officer
Pearlyne Wang                                 48     Acting Chief Financial Officer
Han Byung Joon                                43     Chief Technology Officer
Jeff Osmun                                    39     Vice President, Worldwide Sales
Ng Tiong Gee                                  40     Chief Information Officer

(1)  Appointed on August 1, 2002 as Chairman of the Board.
(2)  Chairman of the Executive Committee.
(3)  Member of the Executive Resource & Compensation Committee.
(4)  Chairman of the Budget Committee.
(5)  Appointed on June 26, 2002.
(6)  Chairman of the Executive Resource & Compensation Committee.
(7)  Appointed on July 15, 2002.
(8)  Member of the Budget Committee.
(9)  Member of the Executive Committee.
(10) Member of the Audit Committee.
(11) Chairman of the Audit Committee.
(12) Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time.

The Board of Directors held four meetings in person and one meeting by teleconference in 2002. The average attendance by directors at Board meetings they were scheduled to attend was 86%.

There are no family relationships among any of our directors, senior management or substantial shareholders, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. Lim Ming Seong is Corporate Advisor, Peter Seah Lim Huat is President & Chief Executive Officer, Tay Siew Choon is Managing Director/Chief Operating Officer and Gan Chee Yen is Director, Finance of our parent, Singapore Technologies Pte Ltd.


BOARD OF DIRECTORS

CHARLES RICHARD WOFFORD
Charles Richard Wofford was appointed to our Board of Directors in February 1998. Mr. Wofford was re-elected to our Board of Directors in 2000 and was subsequently appointed Chairman of the Board of Directors in August 2002. He is presently a Director of FSI International. Mr. Wofford was with Texas Instruments for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.

LIM MING SEONG
Lim Ming Seong became our Deputy Chairman in June 1998 and was re-elected to our Board of Directors in 2001. Mr. Lim is the Corporate Advisor of Singapore Technologies Pte Ltd, Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd and Chairman of CSE Systems & Engineering Ltd. Since joining Singapore Technologies Pte Ltd in December 1986, he has held various senior positions in the Singapore Technologies Group. Prior to joining Singapore Technologies Pte Ltd, he was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. He also participated in the Advanced Management Programs at INSEAD and Harvard University, respectively.

TAN LAY KOON
Tan Lay Koon was appointed our President and Chief Executive Officer on June 26, 2002. He was appointed to the Board of Directors on the same date. Mr. Tan joined us in May 2000 as our Chief Financial Officer. Prior to joining our company, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.

PETER SEAH LIM HUAT
Peter Seah Lim Huat was appointed to our Board of Directors in July 2002. Mr. Seah was appointed as a Director of Singapore Technologies Pte Ltd in May 1997 and is currently the President and Chief Executive Officer of Singapore Technologies Pte Ltd, a position he has held since December 1, 2001. He was with Overseas Union Bank Limited from 1977 to 2001. He held several senior positions during that time, becoming its President and Chief Executive Officer in 1991. He retired as Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited on September 30, 2001. Mr. Seah received his Bachelor of Business Administration (Honors) from the former University of Singapore in 1968.

TAY SIEW CHOON
Tay Siew Choon was appointed to our Board of Directors in July 2002. He is currently the Managing Director and Chief Operating Officer of Singapore Technologies Pte Ltd and Deputy Chairman and CEO of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Singapore Technologies Pte Ltd. He is also the Chairman of Singapore Computer Systems Ltd, SNP Corporation Ltd and Co-Chairman of NexGen Financial Holdings Ltd. He is also a board member of Singapore Technologies Pte Ltd, SembCorp Industries Ltd, Chartered Semiconductor Manufacturing and ST Telemedia Pte Ltd. Mr. Tay graduated from Auckland University in 1970 with a Bachelor of Engineering in Electrical Engineering under the Colombo Plan Scholarship and a Master of Science in System Engineering from the former University of Singapore in 1974.

TAN CHOON SHIAN
Tan Choon Shian was appointed to our Board of Directors in July 2002. Mr. Tan is currently the Director, Electronics and Precision Engineering Cluster and Director, International Operations (Japan) of the Economic Development Board, a position he has held since January 2002. He joined the Economic Development Board in 1992 and has held several other senior positions. In 1995, he became the Director of the Economic Development Board's centre in Tokyo, where he was concurrently the First Secretary (Industry) of the Singapore Embassy in Japan. In December 1998, he completed his Tokyo assignment as the Economic Development Board's Regional Director, Japan (East). Mr. Tan received his Bachelor of Science (Information Science) from the University of Tokyo in 1992 and his Master of Science (Management) from Stanford University in 2000.

KOH BENG SENG
Koh Beng Seng was appointed to our Board of Directors in February 1999 and was re-elected to our Board of Directors in 2002. He is currently the Deputy President and a Director of United Overseas Bank Limited. Mr. Koh is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. He is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. He received his Bachelor of Commerce (First Class Honors) from the former Nanyang University and his Master of Business Administration from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

STEVEN HUGH HAMBLIN
Steven Hugh Hamblin was appointed to our Board of Directors in June 1998 and was re-elected to our Board of Directors in 2002. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.

TENG CHEONG KWEE
Teng Cheong Kwee was appointed to our Board of Directors in January 2001 and was re-elected to our Board of Directors in May of that year. Prior to this appointment, he was the Head of Risk Management & Regulatory Division of the Singapore Exchange Limited. Mr. Teng has more than 20 years of experience in the finance industry. He is an Executive Director of Pheim Asset Management (Asia) Private Limited, a licensed fund management company in Singapore. Mr. Teng received his Bachelor of Engineering (Industrial), First Class Honors and Bachelor of Commerce from the University of Newcastle, Australia.

WILLIAM J. MEDER
William J. Meder was appointed to our Board of Directors in June 2001 and was re-elected to our Board of Directors in 2002. He has 38 years of experience in electronics manufacturing, technology and business management, 33 of which were with Motorola. He runs a consulting firm and currently consults for Motorola Inc., on semiconductor issues and several other multinational companies in the area of business and manufacturing management. Mr. Meder is Chairman of the Board for Leshan Phoenix, a China-U.S. joint venture, and a member of the Board for PSI Technologies. He also teaches Business and Manufacturing Strategy for the Chinese Government. He received his Bachelor of Science (Metallurgical Engineering) from Oklahoma University and Master (Materials Science) from Washington University in St. Louis.

RICHARD JOHN AGNICH
Richard John Agnich was appointed to our Board of Directors in October 2001 and was re-elected to our Board of Directors in 2002. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is a past president of the Association of General Counsel, has written on corporate governance and has been a seminar leader and speaker at programs of the Stanford Law School and the SMU Law School. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his BA in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.

GAN CHEE YEN
Gan Chee Yen was appointed Alternate Director to Tay Siew Choon upon relinquishing his appointment as Alternate Director to Premod Paul Thomas in July 2002. Mr. Gan has been in the finance and accounting field for more than 18 years and is currently the Director, Finance of Singapore Technologies Pte Ltd. He was the Senior Manager of Singapore Technologies Marine Ltd before joining Singapore Technologies Pte Ltd in September 1996 as the Group Financial Controller. Mr. Gan received his Bachelor of Accountancy from the National University of Singapore. He also participated in the Program for Management Development at the Harvard Business School in September 2001.

LAI YEOW HIN
Lai Yeow Hin was appointed Alternate Director to Tan Choon Shian upon relinquishing his appointment as Alternate Director to Liow Voon Kheong in July 2002. Mr. Lai started his career with the Singapore Economic Development Board in 1990. He is currently the Senior Manager, Investments of EDB Investments Pte. Ltd. From December 1992 to January 1996, Mr. Lai was the Director of the Economic Development Board's office in Los Angeles. He was a Founding Director of the Singapore American Business Association of Southern California from 1994 to 1996. Mr. Lai received his Master of Science (Electrical Engineering) from the University of Illinois (Urbana-Champaign).


SENIOR MANAGEMENT

SUH TAE SUK
Suh Tae Suk joined us in September 2002 as our Chief Operating Officer. Mr. Suh has amassed 29 years of experience in the semiconductor industry. Prior to joining us, he served as Managing Director of Philips Semiconductor Thailand from 1996 to September 2002 and as General Manager of Philips Semiconductor Philippines from 1995 to 1996. From 1973 to 1992, Mr. Suh was with Philips Korea where he last served as Staffing Director of Assembly Operations. He received his Bachelor of Business Administration from Kyung Hee University in 1974.

PEARLYNE WANG
Pearlyne Wang joined us in April 2000. In June 2002, Ms. Wang was appointed acting Chief Financial Officer. Before assuming her current post, she had held the position of Vice President, Finance and, prior to that, was our Financial Controller. From 1980 to 2000, she was with McDermott South East Asia Pte. Ltd and served as its Regional Head of Finance (Far East Operations) from 1996 to early 2000. From 1973 to 1980, Ms. Wang held various accounting positions at Esso Singapore Pte. Ltd. She received her CPA from the Association of Certified Chartered Accountants, UK and is a member of the Institute of Certified Public Accountants, Singapore (ICPAS).

HAN BYUNG JOON
Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining our company, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York, in 1988.

JEFFREY R. OSMUN
Jeffrey R. Osmun was appointed Vice President, Worldwide Sales & Marketing and President, U.S. Operations in September 2002. Mr. Osmun joined us in September 1999 as Director of Sales, U.S. Central Region and was later appointed Vice President, North American Sales. Prior to that, he served as National Sales Manager of Kyocera America Inc. and, before that, held the post of Director of Development - College of Engineering and Applied Sciences for Lehigh University. Mr. Osmun received his Bachelor of Science in Mechanical Engineering from Lehigh University in 1985.

NG TIONG GEE
Ng Tiong Gee was appointed Chief Information Officer in May 2001. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational's IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Compaq. Mr. Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in 1987. He also holds a Master's Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.


B.   COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

In 2002, the aggregate amount of compensation and bonus paid by our company to all our directors and senior management was approximately $2.9 million broken down as follows:

                                                                        EXECUTIVE     NON EXECUTIVE
                                                                        DIRECTORS      DIRECTORS(1)        TOTAL(2)
                                                                        ---------     -------------      ----------
Charles Richard Wofford                                                                     $75,000      $   75,000
Lim Ming Seong                                                                               48,000          48,000
Tan Lay Koon                                                             $287,226                           287,226
Harry Hooshang Davoody(3)                                                 686,612                           686,612
Tan Bock Seng(4)                                                           49,147                           305,015
Peter Seah Lim Huat                                                                          15,840          15,840
Tay Siew Choon                                                                               11,250          11,250
Tan Choon Shian                                                                               2,628           2,628
Koh Beng Seng                                                                                28,410          28,410
Steven Hugh Hamblin                                                                          57,590          57,590
Teng Cheong Kwee                                                                             29,000          29,000
William J. Meder                                                                             45,000          45,000
Richard John Agnich                                                                          45,000          45,000
Premod Paul Thomas(5)                                                                        13,540          13,540
Liow Voon Kheong(5)                                                                           3,110           3,110
Senior Management (excluding Executive Directors) as a group                                              1,197,202
                                                                                                         ----------
                                                                                                         $2,850,423
                                                                                                         ==========

(1) We will seek approval at our annual general meeting in 2003 for the payment of directors' fees of approximately $380,000 for the financial year ended December 31, 2002.

(2) No compensation was given in the form of stock options. For more information on share options granted to our directors and senior management, see "--E. Share Ownership for Directors and Senior Management."

(3) Includes a sum of $337,270 in recognition of Mr. Davoody's past services to our company. In addition, the Company approved his retention of 300,000 of the share options granted to him during the term of his employment. Mr. Davoody resigned on June 26, 2002.

(4) Includes payment of approximately $256,000 for services as advisor to our Board of Directors from January 8 to July 31, 2002 . Does not include the payment of $1.0 million by our controlling shareholder, Singapore Technologies Pte

     Ltd, to Mr. Tan Bock Seng. This amount was charged to our income statement as compensation expense and added to our shareholders' equity as "Additional Paid-in Capital" and did not involve any cash outlay from us. Mr. Tan resigned on August 1, 2002.

(5)  Resigned on July 15, 2002.

We have provided to our directors and officers customary director or officer insurance, as appropriate.

As of December 31, 2002, we had thirteen directors (including two alternate directors) on the Board. In Singapore, it is customary that directors are paid a fee for their contributions to the company. For the financial year ended December 31, 2001, we paid directors' fees totaling $275,000. We will seek approval at our annual general meeting in 2003 for the payment of directors' fees of approximately $380,000 for the financial year ended December 31, 2002. The increase was due partly to the increase in compensation for Mr. Charles Richard Wofford commensurate with his added responsibilities as Chairman of the Board to which he was appointed in August 2002, additional attendance fees paid to two Board members for attending meetings to review specific business interests of our Company and the provision of directors' fees for a full year in 2002 for two directors, namely, Mr. William J. Meder and Mr. Richard John Agnich, who, being appointed to the Board in the latter half of 2001, were each paid pro-rated directors' fees for the financial year ended December 31, 2001.

Non-executive directors receive directors' fees, except that the directors' fees for those employed by Singapore Technologies Pte Ltd are paid to Singapore Technologies Pte Ltd and for those employed by EDB Investments Pte Ltd ("EDBI") are paid to EDBI. Non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees. They may also receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any compensation for serving or attending meetings of the Board. Executive directors do not receive any directors' fees.

Our company does not have any pension, retirement or other similar post-retirement benefits, other than the defined contribution plans required by local regulations and described below.

Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. Our total expenses under this plan were $2.4 million for 2000, $2.7 million for 2001 and $3.0 million for 2002.

Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to approved retirement date. Winstek contributes its pension obligations to Central Trust of China, as required by the Labor Standards Law. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan's assets in meeting the benefits accrued to the participating staff. Our total pension plan expenses for the period from August 21, 2001 (the date we acquired Winstek) to December 31, 2001 and for the year ended December 31, 2002 were approximately $39,000 and $24,000, respectively.

STATS Inc and FastRamp also have a 401(k) savings plan covering substantially all of our U.S. employees. We contribute up to 6% of eligible employee compensation at the rate of 50% of employee contributions deferred to the 401
(k) plan. Our Company's matching contributions under the 401 (k) plan were $140,000 in 2000, $131,000 in 2001 and $186,000 in 2002.


C.   BOARD PRACTICES

BOARD OF DIRECTORS

Our Articles of Association set the minimum number of directors at two. We currently have thirteen directors including two alternate directors. A portion of our directors is re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our Articles of

Association also provide that the Board of Directors has the power to appoint any person to be a director to fill a casual vacancy or as an additional director. These persons may only be directors until the next annual general meeting of shareholders but are eligible for re-election. Accordingly, the appointments of Tan Lay Koon, Peter Seah Lim Huat, Tay Siew Choon and Tan Choon Shian will expire and we will seek shareholders' approval for their re-appointments at the next annual general meeting of shareholders in 2003. Under the Companies Act, the term of any director shall expire on the date of the annual general meeting of shareholders immediately following the date that director turns 70 years of age, although he or she will be eligible for re-election. Directors who are aged 70 or older are eligible for re-election upon the approval of not less than three-fourths of the shareholders of the company entitled to vote at a general meeting of the company and will hold office until the next annual general meeting of the shareholders. Pursuant to this regulation, the term of our Chairman of the Board, Charles Richard Wofford, will expire and we will seek shareholders' approval for his re-appointment at our next annual general meeting of shareholders in 2003.

As of February 15, 2003, Singapore Technologies Pte Ltd and its affiliates own 71.8% of our outstanding ordinary shares and is able to control actions over many matters requiring approval by our shareholders, including the election of directors.

Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. Under Singapore law, the alternate director is not merely an agent of the director but is also held accountable to the company for his or her actions as director during the period for which he or she acts as alternate director. Our directors do not have service contracts with us.

We do not have any service contracts with any of our non-executive directors. The service contracts of our executive directors do not provide for benefits upon termination of employment.


COMMITTEES OF THE BOARD OF DIRECTORS

(i)  Audit Committee

The Audit Committee currently consists of four members, all of whom are non-executive directors. They are Teng Cheong Kwee (Chairman), Steven Hugh Hamblin, Koh Beng Seng and Richard John Agnich. Mr. Hamblin stepped down as Chairman of the Audit Committee on January 28, 2003 but remains a member, when he was appointed to the Executive Committee, which was established on the same date. Mr. Wofford was a member of the Audit Committee until January 28, 2003 when he was appointed Chairman of the Executive Committee on the same date. The Audit Committee reviews the scope and results of the audits provided by our internal and independent auditors, reviews and evaluates our administrative, operating and internal accounting controls, reviews material related party transactions, and reviews the integrity of the financial information presented to our shareholders. Under Singapore law, only board members of a company may serve on its Audit Committee.

The Audit Committee held four meetings in 2002.

(ii) Executive Resource & Compensation Committee

The Executive Resource & Compensation Committee currently consists of Peter Seah Lim Huat (Chairman), Charles Richard Wofford and Lim Ming Seong.

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

The Executive Resource & Compensation Committee held four meetings in 2002.

(iii) Budget Committee

The Budget Committee currently consists of Lim Ming Seong (Chairman), Tay Siew Choon and William J. Meder. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.

The Budget Committee held six meetings in 2002.

(iv)  Executive Committee

The Executive Committee, which was formed on January 28, 2003, currently consists of Charles Richard Wofford (Chairman), Tay Siew Choon and Steven Hugh Hamblin.

The main objective of the Executive Committee is to enable the Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by the Board.


D.   EMPLOYEES

We had 2,767 full time employees as of December 31, 2002. Our employees are not members of any labor union. We have in place extensive training and development programs for our employees. We believe that we have a good relationship with our employees.

The following table sets forth certain information concerning our employees for the dates indicated.

                                                                                         AS OF DECEMBER 31,
                                                                             ---------------------------------------
                                                                              2000              2001            2002
                                                                             -----             -----           -----
TOTAL                                                                        2,693             2,559           2,767

FUNCTION
Direct and Indirect Labor (Manufacturing)                                    1,982             1,778           1,950
Indirect Labor (Administration)                                                590               627             653
Research and Development                                                       121               154             164

LOCATION
Singapore                                                                    2,613             2,370           2,419
USA                                                                             72                83             112
Taiwan                                                                           -                94             224
Others                                                                           8                12              12

E.   SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information with respect to our directors and senior management's beneficial ownership of our ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of February 15, 2003, based on an aggregate of 992,279,775 ordinary shares outstanding as of such date.

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

                                                     ORDINARY SHARES(1)
                                                     BENEFICIALLY OWNED
                                                    -------------------
DIRECTORS                                             NUMBER    PERCENT
---------                                           ---------   -------
Charles Richard Wofford                               168,332      *
Lim Ming Seong                                         40,000      *
Tan Lay Koon                                          632,800      *
Harry Hooshang Davoody                                300,000      *
Tan Bock Seng                                       4,766,218
Peter Seah Lim Huat                                         -
Tay Siew Choon                                          4,000      *
Tan Choon Shian                                             -
Koh Beng Seng                                         148,332      *
Steven Hugh Hamblin                                   158,332      *
Teng Cheong Kwee                                       16,666      *
William J Meder                                         8,666      *
Richard John Agnich                                     6,666      *
Premod Paul Thomas                                    132,000
Liow Voon Kheong                                            -
Gan Chee Yen                                           65,000      *
Lai Yeow Hin                                                -
All directors and senior management(2) as a group   7,974,712   0.8%

 *   Beneficial ownership of less than 1% of our outstanding ordinary shares.
(1) All our ordinary shares have identical rights in all respects and rank equally with one another.
(2)  Each of our senior management owns less than 1% of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

The following table contains information pertaining to share options held by directors as of February 15, 2003:

                                 NUMBER OF ORDINARY SHARES    PER SHARE EXERCISE PRICE
                                   ISSUABLE ON EXERCISE OF                          S$                   EXERCISABLE
                                                    OPTION                                                    PERIOD
                                 -------------------------    ------------------------      ------------------------
Charles Richard Wofford                             25,000                        0.42      02/09/2000 to 12/09/2004
                                                    20,000                        0.25      02/09/2000 to 06/11/2004
                                                    20,000                       3.554      02/09/2000 to 11/21/2004
                                                    40,000                        6.93      04/20/2001 to 04/19/2005
                                                    50,000                       1.592      04/24/2002 to 04/23/2006
                                                    70,000                       2.885      04/29/2003 to 04/28/2007

Lim Ming Seong                                     200,000                       1.592      04/24/2002 to 04/23/2011
                                                    70,000                       2.885      04/29/2003 to 04/28/2007

Tan Lay Koon                                       500,000                        6.93      04/20/2001 to 04/19/2010
                                                   700,000                       2.826      10/19/2001 to 10/18/2010
                                                   449,000                       1.592      04/24/2002 to 04/23/2011
                                                   325,000                       2.885      04/29/2003 to 04/28/2012
                                                 2,000,000                         2.2      06/26/2003 to 06/25/2012

Tan Bock Seng                                    1,600,000                       3.554      02/09/2000 to 11/21/2009
                                                 1,000,000                        6.93      04/20/2001 to 04/19/2010
                                                 1,972,000                       1.592      04/24/2002 to 04/23/2011
                                                 5,000,000                       2.294      12/20/2002 to 12/19/2011

Harry Hooshang Davoody                             300,000                       2.422      01/09/2003 to 01/07/2007

Koh Beng Seng                                       10,000                        0.25      02/09/2000 to 12/09/2004
                                                    50,000                       3.554      02/09/2000 to 11/21/2004
                                                    40,000                        6.93      04/20/2001 to 04/19/2005
                                                    50,000                       1.592      04/24/2002 to 04/23/2006
                                                    50,000                       2.885      04/29/2003 to 04/28/2007

Steven Hugh Hamblin                                 10,000                        0.25      02/09/2000 to 12/09/2004
                                                    20,000                        0.25      02/09/2000 to 06/11/2004
                                                    30,000                       3.554      02/09/2000 to 11/21/2004
                                                    40,000                        6.93      04/20/2001 to 04/19/2005
                                                    50,000                       1.592      04/24/2002 to 04/23/2006
                                                    70,000                       2.885      04/29/2003 to 04/28/2007

Teng Cheong Kwee                                    50,000                       1.592      04/24/2002 to 04/23/2006
                                                    50,000                       2.885      04/29/2003 to 04/28/2007

William J Meder                                     20,000                       1.624      07/23/2002 to 07/22/2006
                                                    50,000                       2.885      04/29/2003 to 04/28/2007

                                 NUMBER OF ORDINARY SHARES    PER SHARE EXERCISE PRICE
                                   ISSUABLE ON EXERCISE OF                          S$                   EXERCISABLE
                                                    OPTION                                                    PERIOD
                                 -------------------------    ------------------------      ------------------------
Richard John Agnich                                 20,000                       1.298      10/23/2002 to 10/22/2006
                                                    50,000                       2.885      04/29/2003 to 04/28/2007

Premod Paul Thomas                                  12,500                        0.42      12/10/1999 to 12/09/2009
                                                     7,500                        0.25      12/10/1999 to 12/09/2009
                                                    16,000                       3.554      02/09/2000 to 11/21/2009
                                                    40,000                        6.93      04/20/2001 to 04/19/2010
                                                    50,000                       1.592      04/24/2002 to 04/23/2011
                                                    50,000                       2.885      04/29/2003 to 04/28/2012

Gan Chee Yen                                        20,000                       3.554      02/09/2000 to 11/21/2009
                                                    40,000                        6.93      04/20/2001 to 04/19/2010
                                                    20,000                       1.592      04/24/2002 to 04/23/2011
                                                    20,000                       2.885      04/29/2003 to 04/28/2012


EMPLOYEES' SHARE OWNERSHIP SCHEME

We had an Employees' Share Ownership Scheme for employees and directors of our company, our subsidiary and the related companies within the Singapore Technologies Group which was terminated prior to the initial public offering of our shares on the Nasdaq National Market and Singapore Exchange in February, 2000.


SHARE OPTION PLAN

Effective as of May 28, 1999, our company adopted the ST Assembly Test Services Ltd Share Option Plan 1999, or the Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company through the grant of options to purchase ordinary shares of our company. Options granted under the Share Option Plan may be non-statutory options or incentive stock options intended to qualify under
Section 422 of the United States Internal Revenue Code.

The aggregate number of shares that may be issued under the Share Option Plan and under all of our other share incentive and options schemes or agreements may not exceed 150 million shares (subject to anti-dilution adjustment pursuant to the Share Option Plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for future grants of options under the Share Option Plan and all other share incentive and option schemes approved by our Board of Directors.

The Share Option Plan is administered by the Executive Resource & Compensation Committee. Employees, outside directors and consultants of our company and any of our affiliates (including our parent and any of our subsidiaries) are eligible to be granted options except that: (i) employees of our affiliates, and any participant who is an outside director or consultant is not eligible to be granted incentive stock options; and (ii) employees, outside directors and consultants of our affiliates other than our parent or any of our subsidiaries who are residents of the United States are not eligible to participate in our Share Option Plan.

An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares or of the shares of our parent or subsidiary is not eligible to be granted incentive stock options unless the exercise price of the option is at least 110% of the fair market value of the underlying shares on the date of grant and the option by its terms is not exercisable after five years from the date of grant.

The exercise price of an incentive stock option may not be less than 100% of the fair market value of the underlying shares on the date of grant. In no event may the exercise price of an option be less than the par value of the underlying shares.

Options granted to persons other than officers, outside directors and consultants become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant. No option that has an exercise price equal to or greater than the fair market value of the underlying shares on the date of grant may be exercisable prior to the first anniversary of the date of grant. No option that has an exercise price that is less than the fair market value of the underlying shares on the date of grant may be exercisable prior to the second anniversary of the date of grant.

The exercisability of options outstanding under the Share Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the Share Option Plan.

Each option granted under the Share Option Plan is evidenced by a share option agreement and the term of options may not exceed ten years from the date of grant. If the optionee's service with us is terminated, the optionee may exercise all or part of the optionee's options at any time before expiration of such options but only to the extent that such options had become exercisable before the termination of service (or become exercisable as a result of the termination), unless otherwise determined by the Board of Directors in its sole discretion. The balance of such options shall lapse when the optionee's service terminates.

The Executive Resource & Compensation Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. No modification of an outstanding option shall, without the consent of the optionee, impair the optionee's rights or increase the optionee's obligations under such option. Options are generally not transferable under the Share Option Plan.

In the event of certain changes in our capitalization, the Executive Resource & Compensation Committee is required to make appropriate adjustments in one or more of the number of the following: (i) shares available for future grants under the Share Option Plan, (ii) the number of shares covered by each outstanding option and (iii) the exercise price of each outstanding option. If we are a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation.

Unless terminated earlier by the Executive Resource & Compensation Committee, the Share Option Plan will terminate automatically in accordance with its terms on May 28, 2009. The Executive Resource & Compensation Committee may amend, suspend or terminate the Share Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the Share Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive stock options, will be subject to the approval of our shareholders.

As of February 15, 2003, options to purchase an aggregate of 53,975,695 ordinary shares were accepted and outstanding, out of which 11,848,000 were held by all directors and senior management as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from June 2004 to December 2012.

In 2003 we expect to grant to our directors, officers and employees additional options under the Share Option Plan. The exercise price of such options will be equal to the fair market value of the underlying ordinary shares on the date of the grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

As of February 15, 2003, Singapore Technologies Pte Ltd beneficially owns approximately 71.8% of our ordinary shares. As of February 15, 2003, Temasek Holdings (Private) Limited directly owns 78.6% of the ordinary shares of Singapore Technologies Pte Ltd. The remaining 21.4% of the ordinary shares of Singapore Technologies Pte Ltd is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held. Singapore Technologies Holdings Pte Ltd also owns all of the 50,000 issued preference shares in Singapore Technologies Pte Ltd. As a result, Singapore Technologies Pte Ltd is able to exercise direct or indirect control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Matters that typically require shareholder approval include, among other things:

     o    the election of directors;

     o    our merger or consolidation with any other entity;

     o    any sale of all or substantially all of our assets; and

     o    the timing and payment of dividends.

The following table sets forth certain information regarding the ownership of our ordinary shares as of February 15, 2003 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                         NUMBER OF SHARES                             PERCENTAGE(2)
NAME OF BENEFICIAL OWNER                               BENEFICIALLY OWNED                       BENEFICIALLY OWNED
------------------------                               ------------------                       -------------------
Singapore Technologies Pte Ltd(1)                             511,532,398                                  51.55%
Singapore Technologies Semiconductors Pte Ltd(1)              200,695,652                                  20.23%

(1) Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held, owns 78.6% of the ordinary shares of Singapore Technologies Pte Ltd, and owns 100% of Singapore Technologies Holdings Pte Ltd, which owns the remaining 21.4% of the ordinary shares of Singapore Technologies Pte Ltd and all of the 50,000 issued preference shares of Singapore Technologies Pte Ltd which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd. Temasek Holdings (Private) Limited may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd.
(2) Based on an aggregate 992,279,775 ordinary shares outstanding as of February 15, 2003.

All our ordinary shares have identical rights in all respects and rank equally with one another.

Our ordinary shares have been traded on the Singapore Exchange Securities Trading Limited or SGX-ST since January 31, 2000 and our ADSs have been traded on the Nasdaq National Market or Nasdaq since January 28, 2000.

As of February 15, 2003, 219,240 of our ordinary shares, representing 0.02% of our outstanding shares, were held by a total of 35 holders of record with addresses in the United States. As of the same date 442,924 of our ADSs (representing 4,429,240 ordinary shares), representing 0.45% of our outstanding shares, were held by a total of 5 registered holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADSs is substantially higher.

On February 15, 2003, the closing price of our ordinary shares on the SGX-ST was S$1.18 per ordinary share and the closing price of our ADSs on Nasdaq was $6.54 per ADS.


B.   RELATED PARTY TRANSACTIONS

We engage in transactions with companies in the Singapore Technologies Group in the normal course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered for its wafer, sort assembly and test services in March 2000. The term of this agreement, which expires in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002. This agreement governs the conduct of business between the parties, relating, among other things, to the sort, assembly and test services which were previously governed solely by purchase orders executed by Chartered. The agreement does not contain any firm commitment for Chartered to purchase or for us to supply services covered thereunder.

In October 2001, we gave a guarantee on behalf of our subsidiary, STATS Inc., for the lease by STATS Inc. of its office in California in the United States. The guarantee covers the full performance of each term, covenant and condition of the lease, including payment of all rent and other sums that may be required to be paid under the lease. The largest amount that we guaranteed in 2002 under this agreement was $4.6 million. As of December 31, 2002, the amount outstanding under this guarantee was $3.7 million.

We entered into a long-term loan agreement with EDB on June 5, 1998 for a sum of S$90.0 million. The largest amount outstanding in 2002 was $28.1 million and $14.8 million was outstanding as of December 31, 2002. The loan is denominated in Singapore dollars and bears interest at 1% over the prevailing annual interest rate declared by the Central Provident Fund Board, a statutory board of the Government of Singapore. The prevailing interest rate declared by the Central Provident Fund Board was 2.5% at December 31, 2002. The principal amount is repayable over seven equal semi-annual installments commencing from September 2000 and ending on September 1, 2003. The loan is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us, without prior consent from EDB, from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of our company, in each case without prior lender consent.

We lease the land on which our Singapore facility is situated pursuant to a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is S$110,745 ($63,647) per month subject to revision to market rate in March of each year, with the increase capped at 4% per annum.

In the year ended December 31, 2002, we paid a management fee of $1.1 million to Singapore Technologies Pte Ltd for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into on December 1999. Prior to this agreement, these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll. We believe that our arrangement with Singapore Technologies Pte Ltd approximates the cost of providing these services.

Effective January 8, 2002, we appointed Tan Bock Seng as advisor to our Board of Directors. Under the terms of the appointment, we agreed to pay him a monthly fee of S$60,000 (approximately $32,000), which we believed to be a commercially reasonable amount, and to continue to extend to him certain benefits that were extended to him as our Chief Executive Officer at the time of his retirement on January 8, 2002. The appointment was for a period of one year subject to renewal on an annual basis and could have been terminated by either party by giving one month's notice. In the event we terminated the appointment within two years from January 8, 2002 or if we did not renew the appointment during that period, we agreed to pay him a fixed sum of S$1.5 million (approximately $811,000). In addition, in the event the company successfully completed a major acquisition or investment during the term of his service, Mr. Tan would have been entitled to S$500,000 (approximately $270,000) for the first successful transaction and S$250,000 (approximately $135,000) for the second successful transaction, as well as a bonus amounting to a 1% share of a formula-based attributable economic value added amount in the event the transaction contributes positively to our economic value added results. Effective August 1, 2002, the above-mentioned arrangement was terminated by Mr. Tan in accordance with the terms of the appointment. His termination notice, including a confirmation that he had no further claims against the company in respect of compensation, was accepted by us. During the course of the appointment, Mr. Tan received a total of S$465,423 (approximately $256,000) from us as compensation for his services. In recognition of his services, our controlling shareholder, Singapore Technologies Pte Ltd, made a payment of S$1.8 million (approximately $1.0 million) to Mr. Tan in August 2002. This amount is charged to our income statement as compensation expense and added to our shareholder's equity as "Additional Paid-in Capital" as it does not involve any cash outlay by us.

Upon Mr. Davoody's resignation as our President and Chief Executive Officer on June 26, 2002, we paid him $337,270 for his past services to our company. We also approved his retention of 300,000 of the share options granted to him during his employment.

In November 2002, we executed a letter of charge and set-off in favor of United Overseas Bank Ltd Taipei Branch, ("UOB Taipei"), in connection with a working capital loan facility of US$19.0 million granted by UOB Taipei to our subsidiary, Winstek, of which US$3.5 million has been drawn down. The loan facility provides for interest at the rate of 7.93% per annum payable every quarter. Under the terms of the letter of charge and set-off, we are required to make deposits as cash collateral for the loan to Winstek in an amount equal to the amount drawn down with UOB Taipei and its branches. We may not withdraw or otherwise transfer or encumber these deposits without the consent of UOB Taipei as long as the loan is outstanding. As at December 31, 2002, the amount deposited was US$3.5 million under this agreement.

We participate in a ST cash management program managed by a bank. Under this program, cash balances are pooled with other companies in the Singapore Technologies Group. The daily cash surpluses or shortfalls of the companies within the pool earn or bear interest at prevailing interest rates. From time to time, we deposit excess funds with ST Treasury Services Ltd, a wholly-owned subsidiary of Singapore Technologies. Our insurance coverage is held under various insurance policies which are negotiated and maintained by Singapore Technologies but billed directly to us. This enables us to benefit from the group rates negotiated by Singapore Technologies.

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

LEGAL PROCEEDINGS

We are not a party to any legal proceedings which we believe would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations. There are no material proceedings in which any of our directors, members of senior management or affiliates, is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or our subsidiaries.


DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan agreement with EDB and our MTN Program restrict the payment of dividends without the consent of the lender.


B.   SIGNIFICANT CHANGES

There has been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and require disclosure in this Annual Report for which disclosure was not made in this Annual Report.


ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

PRICE RANGE OF OUR ORDINARY SHARES AND ADSS

The historical 'high' and 'low' prices of our ordinary shares and ADSs for the periods stated are as shown below.

                                                   PRICE PER ORDINARY SHARE ON THE            PRICE PER ADS ON NASDAQ
                                                             SGX (IN S$)                             (IN US$)
                                                   -------------------------------            -----------------------
                                                    HIGH                       LOW             HIGH             LOW
                                                   -----                      ----            -----            -----
Annual for 2000                                    10.90                      2.22            63.63            13.13
Annual for 2001                                     2.84                      0.99            16.00             5.60
Annual for 2002                                    3.160                      0.87            17.25             4.89

Quarterly highs and lows:
- quarter ending March 31, 2001                     2.84                      1.63            16.00             9.25
- quarter ending June 30, 2001                      1.97                      1.36            10.56             7.55
- quarter ending September 30, 2001                 1.82                      0.99             9.99             5.80
- quarter ending December 31, 2001                  2.38                      1.06            12.96             5.60
- quarter ending March 31, 2002                     3.12                      2.17            17.25            11.95
- quarter ending June 30, 2002                      3.16                      2.13            17.09            11.67
- quarter ending September 30, 2002                 2.54                      0.90            13.87             4.95
- quarter ending December 31, 2002                  1.61                      0.87             9.10             4.89

Monthly highs and lows:
September 2002                                      1.55                      0.90             8.95             4.95
October 2002                                        1.34                      0.87             7.55             4.89
November 2002                                       1.61                      1.18             9.10             6.74

                                                   PRICE PER ORDINARY SHARE ON THE            PRICE PER ADS ON NASDAQ
                                                             SGX (IN S$)                             (IN US$)
                                                   -------------------------------            -----------------------
                                                    HIGH                       LOW             HIGH             LOW
                                                   -----                      ----            -----            -----

December 2002                                       1.57                      1.15             9.10             6.15
January 2003                                        1.44                      1.16             8.00             6.60
February 2003                                       1.31                      1.17             7.43             6.31


B.   PLAN OF DISTRIBUTION

Not applicable


C.   MARKETS

Our ordinary shares are listed on the Singapore Exchange Securities Trading Limited or SGX-ST (SGX-ST: ST Assembly) and our ADSs are quoted on the Nasdaq National Market or Nasdaq (NASDAQ: STTS).


D.   SELLING SHAREHOLDERS

Not applicable


E.   DILUTION

Not applicable


F.   EXPENSES OF THE ISSUE

Not applicable


ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

Not applicable


B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a company limited by shares incorporated under the laws of the Republic of Singapore. The company registration number with the Registry of Companies and Businesses in Singapore is 199407932D.


OBJECTS

We were established mainly to manufacture, assemble, test and provide services relating to electrical and electronic components. We also carry out research and development work in relation to the electrical and electronic industry.

A detailed list of all the other objects and purposes of our company can be found in Article 3 of our Memorandum of Association which was filed as an Exhibit to our registration statement on Form F-1 (Registration Number:
333-93661) in connection with our initial public offering in 2000 and is available for examination at our principal and registered office at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore.

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

Our directors may exercise all the borrowing powers of our company to borrow money to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities.

No shares are required to be held by a director for director's qualification.

Under Singapore law, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company unless the shareholders at a general meeting vote by at least three-fourths majority in favor of his appointment to hold office until the next annual general meeting of the company.

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


NEW ORDINARY SHARES

New ordinary shares may only be issued with the prior approval of the shareholders in a general meeting of the shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required to be held, whichever is earlier. Our shareholders have given the general authority to issue any remaining approved but unissued ordinary shares prior to the next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any class of shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that new ordinary shares may not be issued to transfer a controlling interest in our company without the prior approval in general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association or Singapore law.

SHAREHOLDERS

Only persons who are registered in the register of members and, in cases in which the person so registered is The Central Depository (Pte) Limited, or CDP, the persons named as depositors in the depository register maintained by CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of members for any time or times if we provide the Registrar of Companies and Businesses of Singapore at least 14 days' notice. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders' entitlement to receive dividends and other distributions for no more than ten days a year.


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


VOTING RIGHTS

A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry clearance system will only be entitled to vote at a general meeting as a shareholder if his or her name appears on the depository register maintained by CDP 48 hours before the time for holding the general meeting. Except as otherwise provided in the Articles of Association, two or more shareholders holding at least 33 1/3% of the total issued and fully-paid ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under the Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting, by not less than five shareholders present in person or by proxy and entitled to vote or by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting.

DIVIDENDS

We may, by ordinary resolution of the shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits. However, we may capitalize our share premium account and apply it to pay dividends, if such dividends are satisfied by the issue of shares to the shareholders. Our Board of Directors may also declare an interim dividend without the approval of the shareholders. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any ordinary share provide otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his or her registered address. Notwithstanding the foregoing, the payment to CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.


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


TAKE-OVERS

The Securities and Futures Act (Chapter 289) of Singapore (the "Securities and Futures Act") and the Singapore Code on Takeovers and Mergers (the "Take-Over Code") regulates the acquisition of, among others, ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him or her, in 30% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.

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


INDEMNITY

As permitted by Singapore law, the Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.


LIMITATIONS ON RIGHTS TO HOLD OR VOTE SHARES

Except as described herein, there are no limitations imposed by Singapore law or by the Articles of Association on the rights of non-resident shareholders to hold or vote ordinary shares.


SUBSTANTIAL SHAREHOLDINGS

Under the Companies Act, a person has a substantial shareholding in a company if he or she has an interest (or interests) in one or more voting shares in the company and the nominal amount of that share (or the aggregate of the nominal amounts of those shares) is not less than 5 percent. of the aggregate of the nominal amount of all voting shares in the company. A person having a substantial shareholding in our company is required to make certain disclosures under the Companies Act and the Securities and Futures Act, including the particulars of his or her interests in our company and the circumstances by which he or she has such interests.


MINORITY RIGHTS

The rights of minority shareholders of Singapore-incorporated companies are protected under section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of the company, as they think fit to remedy situations where: (1) the affairs of the company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders; or (2) the company takes an action, or threatens to take an action, or the shareholders pass a resolution, or proposes to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may direct or prohibit any act or cancel or vary any transaction or resolution, regulate the conduct of our affairs in the future, authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the court may direct, provide for the purchase of a minority shareholder's shares by the other shareholders or by us and, in the case of a purchase of shares by us, a corresponding reduction of the share capital, provide that the Memorandum or Articles of Association be amended or provide that our company be wound up.

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

In March, 2002, we issued $200.0 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, we will pay to the note holders 117.665% of the principal amount. The notes can be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if our shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of the notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

We have licensed patent rights from Motorola, Inc. to use technology in manufacturing BGA packages under an agreement which expired in December 2002 and was extended to March 2003. We are currently negotiating the terms of the renewal license. Under this agreement, we are required to pay Motorola a royalty based upon the number of pads on each BGA package. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.


D.   EXCHANGE CONTROLS

Currently, there are no exchange control restrictions in Singapore.


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

                                                                          SINGAPORE DOLLARS PER U.S. $1.00
                                                                                  NOON BUYING RATE
                                                             ---------------------------------------------------------
                                                             AVERAGE(1)           LOW           HIGH        PERIOD END
                                                             ----------          ----           ----        ----------
Year Ended December 31,
1998                                                               1.67          1.58           1.80              1.65
1999                                                               1.70          1.66           1.74              1.67
2000                                                               1.72          1.65           1.76              1.73
2001                                                               1.80          1.74           1.85              1.85
2002                                                               1.79          1.74           1.84              1.74

Month
September 2002                                                                   1.75           1.78              1.78
October 2002                                                                     1.77           1.80              1.77
November 2002                                                                    1.76           1.77              1.77
December 2002                                                                    1.74           1.78              1.74
January 2003                                                                     1.73           1.74              1.74
February 2003                                                                    1.73           1.75              1.74

(1) The average of the daily Noon Buying Rates on the last business day of each month during the year.


E.   TAXATION

SINGAPORE TAXATION

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


INCOME TAX

Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.

Subject to the provisions of any applicable treaty for the avoidance of double taxation and subject as discussed below, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income which is at a rate of 22% for the year of assessment 2003, or 15% in the case of interest, royalty and rental of movable equipment, subject to certain exceptions. We are obligated by law to withhold tax at the source.

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

Where the dividend is declared out of the above tax exempt income or income subject to tax at a concessionary rate, if any we would have to obtain agreement from the Inland Revenue Authority of Singapore, or IRAS, upon their issue of a finalized tax assessment confirming the amount of income available for distribution of tax exempt dividends. Before such finalized tax assessment is issued and such agreement has been obtained, we may apply for, and the Comptroller of Income Tax in Singapore may issue to us, an approval for distribution of tax exempt dividends based on our estimate of chargeable income furnished to the IRAS. Exempt dividends paid by us in excess of our finalized tax exempt income or income subject to tax at a concessionary rate, if any will be deemed distributed out of our ordinary income and will be subject to the treatment outlined below.

Before January 1, 2003 (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system, the imputation system of corporate taxation applied in Singapore. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rate (currently 22% for the year of assessment
2003) would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends ("Franked Dividends") net of such tax and would be taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). In this way, the tax we paid would have been available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).

A non-resident shareholder is effectively taxed on Franked Dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on net dividends received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder will normally not receive any tax refund from the IRAS.

A new one-tier corporate tax system became effective from 1 January 2003 (subject to certain transitional rules). Under this new system, the tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in the hands of a shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. Accordingly, under the one-tier corporate tax system, no further Singapore income tax will be imposed on the net dividends received by a non-resident holder of ordinary shares or ADSs.

However, to enable companies to make use of their unutilized dividend franking credits as at December 31, 2002, there will be a five-year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system for the purposes of paying franked dividends out of its unutilized dividend franking credits as at December 31, 2002.

Accordingly, for so long as we have not moved to the one-tier corporate tax system, shareholders may continue to receive dividends with credits attached as described above.

No tax treaty currently exists between Singapore and the United States.

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


STAMP DUTY

There is no stamp duty payable in respect of the issuance and holding of new ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00 for every S$1,000 or part thereof of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. Stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore.


ESTATE DUTY

In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties of the individual situated in Singapore. Estate duty is not imposed on the movable properties in Singapore owned by a non-domiciled person. Thus, an individual holder of the ordinary shares or ADSs who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of any ordinary shares or ADSs held by the individual upon the individual's death.


UNITED STATES FEDERAL INCOME TAXATION

The following is a general summary of the material United States federal income tax consequences of the ownership, disposition and conversion of the convertible notes and the ownership and disposition of ordinary shares (including ordinary shares represented by ADSs) into which the convertible notes may be converted. This summary applies only to U.S. Holders that are beneficial owners of convertible notes, ordinary shares or ADSs and that will hold convertible notes, ordinary shares or ADSs as "capital assets." This discussion does not address tax considerations applicable to a U.S. Holder's special circumstances or to U.S. Holders that may be subject to special tax rules. U.S. Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences of the ownership, disposition and conversion of the convertible notes and the ownership and disposition of ordinary shares and ADSs in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.


TAXATION OF STATED INTEREST AND ORIGINAL ISSUE DISCOUNT

Stated interest paid on the convertible notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for United States federal income tax purposes. The convertible notes were issued with original issue discount ("OID"). A U.S. Holder of a convertible note is generally required to accrue such OID on a constant yield basis, regardless of its method of accounting, in advance of the receipt of cash attributable to such income. Stated interest and OID paid on the convertible notes will be treated as income from outside the United States, but generally will be treated as "passive income" or "financial services income" for United States foreign tax credit purposes. In the event of withholding or other payment of any Singapore tax on interest, a U.S. Holder may be entitled to either (i) a United States foreign tax credit that, subject to certain limitations, can be applied against United States federal income tax, or (ii) a deduction for such foreign income taxes.

CONVERSION OF THE CONVERTIBLE NOTES

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a convertible note into ordinary shares or ADSs except with respect to (i) cash received in lieu of a fractional share of an ordinary share or ADS and (ii) any additional payments made in respect of accrued but unpaid interest.


DISTRIBUTIONS ON ORDINARY SHARES OR ADSS

Subject to the passive foreign investment company, or PFIC, rules discussed below, distributions, if any, made with respect to the ordinary shares or ADSs after a conversion will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current and accumulated earnings and profits, calculated pursuant to United States federal income tax principles. A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by United States corporations. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the ordinary shares or ADSs and thereafter as capital gain. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period of the ordinary shares or ADSs is more than one year at the time of sale or exchange.

If a taxable dividend is paid in a currency other than the U.S. dollar, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is actually converted into U.S. dollars. U.S. Holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

The Singapore taxes are paid by our company and deemed to have been distributed to and paid by our shareholders. A U.S. Holder will not be subject to United States federal income tax on such amounts, and the holder will not be eligible for foreign tax credits for such amounts against its United States federal income tax liability. Dividends received with respect to the ordinary shares or ADSs will be treated as income from outside the United States, but generally will be treated as "passive income" or "financial services income" for United States foreign tax credit purposes.


SALE, EXCHANGE OR REDEMPTION OF THE CONVERTIBLE NOTES OR ORDINARY SHARES OR ADSS

Subject to the PFIC rules discussed below, upon the sale, exchange (other than a conversion) or redemption of a convertible note or the sale or exchange of an ordinary share or an ADS, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except, with respect to a convertible note, to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (ii) such holder's adjusted tax basis in the convertible note, ordinary share, or ADS. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the convertible note, ordinary share or ADS is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.


PASSIVE FOREIGN INVESTMENT COMPANY

Special United States federal income tax rules apply to U.S. persons owning shares of a PFIC. We do not believe that we are currently a PFIC, nor do we anticipate becoming a PFIC in the foreseeable future. However, there can be no assurance that we will not become a PFIC at some future time as a result of changes in our assets, income or business operations.

If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares, ADSs or convertible notes, such U.S. Holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the ordinary shares, ADSs or convertible notes and on any "excess distribution" received. Such U.S. Holder would also be subject to a special interest charge with respect to any such gain or "excess distribution." Rather than being subject to this tax regime, a U.S. Holder of ordinary shares or ADSs may make a "qualified electing fund" or "mark-to-market" election. A "qualified electing fund" election generally should be made for the first taxable year in which a company is a PFIC. A U.S. Holder of convertible notes will not be eligible to make a "qualified electing fund" election while the U.S. Holder holds convertible notes and therefore will be unable to make a timely election. U.S. Holders of convertible notes should consult their own tax advisors regarding the United States federal income tax consequences that would arise if we were treated as a PFIC while a U.S. Holder held convertible notes.


F.   DIVIDENDS AND PAYING AGENTS

Not applicable


G.   STATEMENTS BY EXPERTS

Not applicable


H.   DOCUMENTS ON DISPLAY

All documents relating to our company, which are referred to in this Annual Report are available at our principal executive and registered office at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore.


I.   SUBSIDIARY INFORMATION

Not applicable


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We may employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures. These instruments are used solely to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading or speculation purposes.

Our exposure to market risk associated with changes in interest rates would primarily relate to our debt obligations. However, as of December 31, 2002, our exposure to interest rate risk was relatively non-existent in view of the absence of outstanding debt obligations except for the $200 million senior unsecured and subordinated convertible notes due March 18, 2007 and the long-term loan from the Economic Development Board. The convertible notes bear interest at a rate of 1.75% per annum and have a yield to maturity of 4.91%. The applicable interest rate under the terms of the EDB loan is 1% over the prevailing annual interest rate declared by the Central Provident Fund Board, a statutory board of the Government of Singapore. The prevailing interest rate declared by the Central Provident Board was 2.5% at December 31, 2002. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations depending upon market conditions.

We have adopted a foreign currency hedging policy and may utilize foreign currency swaps as well as foreign exchange forward contracts and options. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable.

Our currency, maturity and interest rate information relating to our short-term and long-term debt and marketable securities are disclosed in Notes 7, 10, and 15 to the consolidated financial statements, respectively.

The tables below provide information about our financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans.

The information is presented in U.S. dollar equivalents, which is our reporting currency. Actual cash flows are denominated in Singapore dollars.

                                           EXPECTED MATURITY DATE AS OF DECEMBER 31, 2002              AS OF DECEMBER 31, 2001
                                      --------------------------------------------------------        ------------------------
                                                              2005 AND
                                       2003       2004         BEYOND      TOTAL    FAIR VALUE         TOTAL        FAIR VALUE
                                      ------      -----       --------    -------   ----------         ------       ----------
                                                       (in thousands, except interest and settlement rate)
Debt:
Variable rate Singapore dollar
 long-term debt:                      14,754          -              -     14,754      14,754          28,090           27,959
Average interest rate                                                         3.5%                        3.5%
Variable rate NT dollar
 long-term debt:                       1,660      2,914          6,937     11,511      ?1,511               -                -
Average interest rate                                                         5.3%
Fixed rate NT dollar
 short-term debt:                      2,992          -              -      2,992       2,992               -                -
Average interest rate                                                         4.0%
Fixed rate U.S. dollar
 long-term debt:                           -        270          3,236      3,506       4,013               -                -
Average interest rate                                                         7.9%
Fixed rate U.S. dollar
 short-term debt:                      2,182          -              -      2,182       2,182               -                -
Average interest rate                                                         3.9%
Fixed rate U.S. dollar
 convertible notes:                        -          -        205,013    205,013     194,250               -                -
Average interest rate                                                        4.9%

Assets:
Singapore dollar marketable debt
 securities                            9,822          -          5,747     15,569      15,569          23,801           23,801
Average interest rate                                                         4.2%                        4.2%
US dollar marketable
 debt securities                           -          -         51,995     51,995      51,995               -                -
Average interest rate                                                         7.3%
US dollar long-term
 fixed deposits pledged                    -        270          3,230      3,500       3,776               -                -
Average interest rate                                                         7.0%
US dollar short-term
 fixed deposits pledged                3,761          -              -      3,761       3,761               -                -
Average interest rate                                                         1.1%
NT dollar marketable
 debt securities                       2,138          -            141      2,279       2,279               -                -
Average interest rate                                                         2.7%
NT dollar long-term
 fixed deposits pledged                4,049          -              -      4,049       4,049               -                -
Average interest rate                                                         2.4%
NT dollar short-term
 fixed deposits pledged                1,267          -              -      1,267       1,267               -                -
Average interest rate                                                         2.0%

The variable rate Singapore dollar long-term debt is repayable in seven equal semi-annual installments commencing September 1, 2000. The variable rate New Taiwan dollar loans and the fixed rate United States dollar loan have quarterly repayment terms commencing 1 to 2 years from the date of draw-down of the loans.

The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, we will pay to the note holders 117.665% of the principal amount. The notes can be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. We may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if our shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

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

None


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

We completed our initial public offering of 175,950,000 ordinary shares, directly or in the form of American Depositary Shares or ADSs, at S$3.554 per ordinary share or $21.00 per ADS in February 2000, after our ordinary shares and American Depositary Receipts, or ADRs, were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $369,495,000. We also completed a separate offering of 19,550,000 ordinary shares at S$3.554 per ordinary share in Singapore on the same date. The effective date of our registration statement on Form F-1 (File number: 333-93661) was January 27, 2000. Salomon Smith Barney Inc. was the global coordinator and sole book running manager for the global offering of our ordinary shares and ADSs.

The net proceeds from our initial public offering was used to repay loans of $25.0 million from ST Treasury Services Ltd, a related party, $35.0 million from Den Danske Bank and $22.2 million due on the EDB loan on the respective repayment due dates, and for general corporate purposes, including for capital expenditure and general working capital. Except as set forth in the previous sentence, none of the proceeds were paid, directly or indirectly to our directors, officers or their associates or to any person owning ten percent or more of our ordinary shares or to our affiliates. As of December 31, 2002, our cash resources amounted to $237.5 million, comprising $167.7 million in cash and cash equivalents and $69.8 million in marketable securities.


ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Based on our chief executive officer's and chief financial officer's evaluation of our company's disclosure controls and procedures (as defined in Rules 13a-14
(c) and 15d -14 (c) under the Securities Exchange Act of 1934, as amended) as of a date within 90 days of the filing date of this annual report on Form 20-F, they have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.


CHANGES TO INTERNAL CONTROLS

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.


ITEM 16. [RESERVED]

Not applicable


ITEM 17. FINANCIAL STATEMENTS

See Item 18 for a list of the Financial Statements filed as part of this Annual Report.


ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

     Independent Auditors' Report

     Consolidated Balance Sheets as at December 31, 2001 and 2002

     Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2000, 2001 and 2002

     Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, 2001 and 2002

     Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002

     Notes to the Consolidated Financial Statements


ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report

1.1          Memorandum and Articles of Association of ST Assembly Test Services Ltd

2.1          Form of specimen certificate representing ST Assembly Test Services Ltd's ordinary shares - incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange
             Commission on January 3, 2000

2.2          Deposit Agreement among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and the holders from time to time of ADRs issued thereunder (including the form of ADR) - incorporated by reference to Exhibit 2.2 of Form 20-F of ST
             Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 30, 2001

4.1          ST Group Management & Support Services Agreement dated December 27, 1999 by and between Singapore Technologies Pte Ltd and ST Assembly Test Services Ltd - incorporated by reference to Exhibit 10.1 of Amendment No. 1 to Form F-1 of ST
             Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.2          Loan Agreement dated June 5, 1998 by and between the Economic Development Board and ST Assembly Test Services Ltd --
             incorporated by reference to Exhibit 10.2 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.4          Lease Agreement dated November 18, 1996 by and between the Housing and Development Board and ST Assembly Test Services
             Ltd -- incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.5          Immunity Agreement dated October 18, 1996 by and between Motorola Inc. and ST Assembly Test Services Ltd --
             incorporated by reference to Exhibit 10.5 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.6          Agreement for the period January 1, 2003 to March 31, 2003, for the extension of the BGA Immunity Agreement entered into on October 18, 1996 between Motorola Inc and ST Assembly Test Services Ltd

4.7          Program Agreement dated January 10, 2002 by and between Citicorp Investment Bank (Singapore) Limited and ST Assembly
             Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program - incorporated by reference to
             Exhibit 4.6 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange commission on February
             28, 2002

4.8          Trust Deed dated January 10, 2002 by and between British and Malayan Trustees Limited and ST Assembly Test Services Ltd
             establishing a S$500,000,000 Multicurrency Medium Term Note Program- incorporated by reference to Exhibit 4.7 of Form
             20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange commission on February 28, 2002

4.9          Agency Agreement dated January 10, 2002 by and between British and Malayan Trustees Limited, Citicorp Investment Bank
             (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note
             Program- incorporated by reference to Exhibit 4.8 of Form 20-F of ST Assembly Test Services Ltd filed with the
             Securities and Exchange commission on February 28, 2002

4.10         Indenture dated March 18, 2002 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the
             1.75% Convertible Notes Due 2007

4.11         US$168 Million Reg S Global Note issued by ST Assembly Test Services Ltd under the Indenture relating to the 1.75%
             Convertible Notes Due 2007

4.12         US$25 Million Reg S Global Note issued by ST Assembly Test Services Ltd under the Indenture relating to the 1.75%
             Convertible Notes Due 2007

4.13         US$7 Million Restricted Global Note issued by ST Assembly Test Services Ltd under the Indenture relating to the 1.75%
             Convertible Notes Due 2007

4.14         Letter of Appointment dated January 7, 2002 by and between Tan Bock Seng and ST Assembly Test Services Ltd appointing
             Tan Bock Seng as advisor to the Board of Directors of ST Assembly Test Services Ltd - incorporated by reference to
             Exhibit 4.9 of Form 20-F/A of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on
             September 23, 2002

4.15         Letter of Appointment dated November 30, 2001 by and between Harry Hooshang Davoody and ST Assembly Test Services Ltd
             appointing Harry Hooshang Davoody as President and Chief Executive Officer of ST Assembly Test Services Ltd

4.16         Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of ST Assembly Test
             Services Ltd dated March 24, 2003 by and between Tan Lay Koon and ST Assembly Test Services Ltd.

8.1          List of subsidiaries

10.1         Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  ST ASSEMBLY TEST SERVICES LTD


                                  By      /s/ Tan Lay Koon
                                     -------------------------------------
                                     Tan Lay Koon
                                     President and Chief Executive Officer
                                     March 31, 2003

                                 CERTIFICATIONS


I, Tan Lay Koon, certify that:

1. I have reviewed this annual report on Form 20-F of ST Assembly Test Services Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: March 31, 2003

/s/ Tan Lay Koon
-------------------------------------
Tan Lay Koon
President and Chief Executive Officer

I, Pearlyne Wang, certify that:

1. I have reviewed this annual report on Form 20-F of ST Assembly Test Services Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: March 31, 2003

/s/ Pearlyne Wang
------------------------------
Pearlyne Wang
Acting Chief Financial Officer

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES

                             INDEX TO ANNUAL REPORT


FINANCIAL STATEMENTS                                                                                         PAGE NUMBER
--------------------                                                                                         -----------
  Independent Auditors' Report.............................................................................      F-2
  Consolidated Balance Sheets..............................................................................      F-3
  Consolidated Statements of Operations and Comprehensive Income (Loss)....................................      F-5
  Consolidated Statements of Shareholders' Equity..........................................................      F-7
  Consolidated Statements of Cash Flows....................................................................      F-8
  Notes to the Consolidated Financial Statements...........................................................     F-10

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
ST Assembly Test Services Ltd:




We have audited the accompanying consolidated balance sheets of ST Assembly Test Services Ltd and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 2000, 2001 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ST Assembly Test Services Ltd and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in the United States of America.








KPMG






Singapore
March 25, 2003

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                AS OF DECEMBER 31
                IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE DATA)

                                                                    NOTE           2001            2002
                                                                    -----        --------        --------
ASSETS
Current assets:
  Cash and cash equivalents.......................................    3          $115,214        $167,661
  Accounts receivable, net........................................    4            25,584          49,461
  Amounts due from ST and ST affiliates...........................   26             1,793           3,727
  Other receivables ..............................................    5             6,047           8,913
  Inventories.....................................................    6             7,262           9,744
  Marketable securities...........................................    7             3,680          11,960
  Prepaid expenses................................................    8            20,737          10,565
  Other current assets............................................                  1,067           5,066
                                                                                 --------        --------
    Total current assets .........................................                181,384         267,097
Property, plant and equipment, net ...............................  9, 21         347,262         357,456
Marketable securities ............................................    7            20,121          57,883
Prepaid expenses .................................................    8            14,486           4,351
Goodwill .........................................................                  1,321           1,321
Other assets .....................................................                 12,004          33,860
                                                                                 --------        --------
    Total Assets .................................................               $576,578        $721,968
                                                                                 --------        --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short term borrowings ..........................................   10          $      -        $  5,174
  Current installments of long-term debt .........................   15            14,045          16,414
  Current obligations under capital leases .......................   11             2,564           6,558
  Accounts payable ...............................................                 13,692          15,336
  Amounts due to ST and ST affiliates ............................   26             2,473           1,858
  Accrued operating expenses .....................................   12            14,684          22,578
  Other payables .................................................   13            23,051          32,065
  Income taxes payable ...........................................                  1,428           1,263
                                                                                 --------        --------
    Total current liabilities ....................................                 71,937         101,246
Obligation under capital leases ..................................   11             7,689           5,520
Long-term debt, excluding current installments ...................   15            14,045         218,370
Other non-current liabilities ....................................   14             4,605           4,494
                                                                                 --------        --------
    Total liabilities ............................................                 98,276         329,630
Minority interest ................................................                 25,507          25,826

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                AS OF DECEMBER 31
                IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE DATA)

Share capital:
Ordinary shares - par value S$0.25
Authorized ordinary shares - 3,200,000,000
(2001: 3,200,000,000)
Issued ordinary shares - 989,683,485 in 2001
and 992,115,275 in 2002...........................................   17           159,961         160,295
Additional paid-in capital........................................   18           387,652         389,679
Accumulated other comprehensive loss..............................   20            (9,941)         (9,266)
Retained deficit..................................................   19           (84,877)       (174,196)
                                                                                 --------        --------
    Total shareholders' equity....................................                452,795         366,512
                                                                                 --------        --------
    Total Liabilities and Shareholders' Equity ...................               $576,578        $721,968
                                                                                 --------        --------

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                         FOR THE YEARS ENDED DECEMBER 31
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                                     NOTE       2000              2001              2002
                                                                     ----    ---------         ---------         ---------
Net revenues ...................................................             $ 331,271         $ 145,866         $ 225,738
Cost of revenues ...............................................              (231,944)         (217,789)         (247,943)
                                                                             ---------         ---------         ---------
Gross profit (loss) ............................................                99,327           (71,923)          (22,205)
                                                                             ---------         ---------         ---------
Operating expenses:
  Selling, general and administrative ..........................                40,798            36,041            36,633
  Research and development .....................................                14,636            15,160            18,856
  Asset impairments ............................................      21             -            23,735            14,666
  Prepaid leases written off ...................................       8             -             3,145               764
  Stock-based compensation .....................................                   448             1,024                60
  Other general expenses (income), net .........................                   (22)              101               548
                                                                             ---------         ---------         ---------
    Total operating expenses ...................................                55,860            79,206            71,527
                                                                             ---------         ---------         ---------
Operating income (loss) ........................................                43,467          (151,129)          (93,732)
                                                                             ---------         ---------         ---------
Other income (expense):
  Interest income ..............................................                10,638             6,497             5,271
  Interest expense .............................................                (2,424)           (1,275)          (10,414)
  Foreign currency exchange gain (loss) ........................                 2,018               775              (512)
  Other non-operating income, net ..............................      22         3,525             1,990             3,419
                                                                             ---------         ---------         ---------
    Total other income (expense) ...............................                13,757             7,987            (2,236)
                                                                             ---------         ---------         ---------

Income (loss) before income taxes ..............................                57,224          (143,142)          (95,968)
Income tax benefit (expense) ...................................      23        (2,865)            8,810             7,163
                                                                             ---------         ---------         ---------
Income (loss) before minority interest .........................                54,359          (134,332)          (88,805)
Minority interest ..............................................                     -               313              (514)
                                                                             ---------         ---------         ---------
Net income (loss) ..............................................             $  54,359         $(134,019)        $ (89,319)
                                                                             =========         =========         =========
Other comprehensive income (loss):
  Unrealized gain (loss) on available-for-sale
   marketable securities .......................................                     -              (303)            1,012
  Realized gain on available-for-sale marketable
   securities included in net loss .............................                     -                 -              (125)
  Foreign currency translation adjustment ......................                     -                93              (212)
                                                                             ---------         ---------         ---------
Comprehensive income (loss) ....................................             $  54,359         $(134,229)        $ (88,644)
                                                                             =========         =========         =========

Basic net income (loss) per ordinary share .....................             $    0.06         $   (0.14)        $   (0.09)
Diluted net income (loss) per ordinary share ...................             $    0.06         $   (0.14)        $   (0.09)


Basic net income (loss) per ADS ................................             $    0.56         $   (1.36)        $   (0.90)
Diluted net income (loss) per ADS ..............................             $    0.56         $   (1.36)        $   (0.90)
                                                                             =========         =========         =========


                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                         FOR THE YEARS ENDED DECEMBER 31
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

Number of ordinary shares (in thousands) used in
computing:
  -  basic net income (loss) per share..........................               962,828           989,083           991,549
  -  effect of dilutive options.................................                 7,803                 -                 -
                                                                             ---------         ---------         ---------
  -  diluted net income (loss) per share........................               970,631           989,083           991,549
                                                                             =========         =========         =========
Number of ADS (in thousands) used in computing:
  -  basic net income (loss) per ADS............................                96,283            98,908            99,155
  -  effect of dilutive options.................................                   780                 -                 -
                                                                             ---------         ---------         ---------
  -  diluted net income (loss) per ADS..........................                97,063            98,908            99,155
                                                                             =========         =========         =========

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE DATA)

                                                                                                                         TOTAL
                                                                      ADDITIONAL    ACCUMULATED OTHER      RETAINED      SHARE-
                                                                        PAID-IN      COMPREHENSIVE         EARNINGS     HOLDERS'
                                             ORDINARY SHARES            CAPITAL       INCOME (LOSS)       (DEFICIT)      EQUITY
                                        --------------------------    ----------    -----------------     ---------    ---------
                                              NO.             $           $                $                  $            $
                                        (IN THOUSANDS)
Balances at January 1, 2000                 785,428        129,827        26,305         (9,731)             (5,217)     141,184

Share issuances                             200,744         29,634       359,572              -                   -      389,206
Stock compensation                                -              -           448              -                   -          448
Net income                                        -              -             -              -              54,359       54,359
                                            -------        -------       -------         ------              ------      -------
Balances at December 31, 2000               986,172        159,461       386,325         (9,731)             49,142      585,197


Share issuances                               3,511            500           303              -                   -          803
Stock compensation                                -              -         1,024              -                   -        1,024
Net loss                                          -              -             -              -            (134,019)    (134,019)
Other comprehensive loss                          -              -             -           (210)                  -         (210)
                                            -------        -------       -------         ------              ------      -------
Balances at December 31, 2001               989,683        159,961       387,652         (9,941)            (84,877)     452,795

Share issuances                               2,432            334           944              -                   -        1,278
Non-cash compensation                             -              -         1,023              -                   -        1,023
Stock compensation                                -              -            60              -                   -           60
Net loss                                          -              -             -              -             (89,319)     (89,319)
Other comprehensive income                        -              -             -            675                   -          675
                                            -------        -------       -------         ------            --------      -------
Balances at December 31, 2002               992,115        160,295       389,679         (9,266)           (174,196)     366,512
                                            =======        =======       =======         ======            ========      =======


          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31
                          IN THOUSANDS OF U.S. DOLLARS

                                                                                   2000               2001              2002
                                                                                ---------          ---------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) .........................................................     $  54,359          $(134,019)         $ (89,319)

Adjustments to reconcile net income (loss)
 to net cash provided by operating activities:
  Depreciation and amortization ...........................................        72,419            100,342            106,348
  Asset impairments .......................................................             -             23,735             14,666
  Amortization of leasing prepayments .....................................        14,829             24,618             19,222
  Prepaid leases written off ..............................................             -              3,145                764
  Loss (gain) on sale of property, plant and equipment ....................           (22)               120                702
  Accretion of discount on convertible notes ..............................             -                  -              5,013
  Exchange loss (gain) ....................................................        (2,104)              (775)               367
  Deferred income taxes ...................................................             -            (10,161)            (8,189)
  Non-cash compensation ...................................................             -                  -              1,023
  Minority interest in income (loss) of subsidiary ........................             -               (313)               514
  Others ..................................................................             -                 78               (128)
Changes in operating working capital:
  Accounts receivable .....................................................       (14,430)            27,222            (23,633)
  Amounts due from ST and ST affiliates ...................................        (2,195)             6,935             (2,030)
  Inventories .............................................................        (3,480)             7,530             (2,482)
  Other receivables, prepaid expenses and other assets ....................           139             13,693               (893)
  Accounts payable, accrued operating expenses and other payables .........        14,056            (21,225)             7,163
  Amounts due to ST and ST affiliates .....................................        (3,471)               407               (611)
                                                                                ---------          ---------          ---------
Net cash provided by operating activities .................................       130,100             41,332             28,497
                                                                                ---------          ---------          ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales or maturity of marketable securities ..................             -             20,181            113,806
Purchases of marketable securities ........................................       (21,930)           (22,499)          (157,976)
Proceeds from maturity of short-term deposits .............................             -             10,000                  -
Short-term deposits with ST affiliates ....................................       (10,000)                 -                  -
Acquisition of subsidiary, net of cash acquired ...........................             -              1,835                  -
Purchases of property, plant and equipment ................................      (299,554)           (55,980)          (113,234)
Proceeds from the sale of property, plant and equipment ...................         5,423              2,195                751
                                                                                ---------          ---------          ---------
Net cash used in investing activities .....................................      (326,061)           (44,268)          (156,653)
                                                                                ---------          ---------          ---------

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31
                          IN THOUSANDS OF U.S. DOLLARS


CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt .................................................     (60,000)           (8,824)                -
Repayment of long-term debt ..................................................      (7,468)          (14,711)          (14,321)
Proceeds from issuance of shares .............................................     389,206               803             1,278
Proceeds from issuance of convertible notes ..................................           -                 -           195,032
Proceeds from bank borrowings ................................................           -                 -            20,592
Increase in restricted cash ..................................................           -                 -           (13,026)
Grants received ..............................................................           -                 -             1,150
Capital lease payments .......................................................           -                 -           (10,082)
                                                                                  --------          --------          --------
Net cash provided by (used in) financing activities ..........................     321,738           (22,732)          180,623
                                                                                  --------          --------          --------
Net increase (decrease) in cash and cash equivalents for the year ............     125,777           (25,668)           52,467
Effect of exchange rate changes on cash and cash equivalents .................        (612)             (851)              (20)
Cash and cash equivalents at beginning of the year ...........................      16,568           141,733           115,214
                                                                                  --------          --------          --------
Cash and cash equivalents at end of the year .................................    $141,733          $115,214          $167,661
                                                                                  ========          ========          ========


SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid (net of amount capitalized) ....................................    $  3,045          $  1,472          $  3,312
Income taxes paid ............................................................    $    616          $  2,995          $  1,333
Non-cash items
  Equipment acquired under capital leases ....................................    $      -          $ 10,253          $ 11,576
  Sale-leaseback transactions:
    Sales consideration applied to leasing prepayments .......................    $ 59,536          $      -          $      -
    Sales consideration included in other receivables ........................    $  7,722          $      -          $      -
  Compensation paid by Singapore Technologies Pte Ltd. .......................    $      -          $      -          $  1,023
                                                                                  ========          ========          ========

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

1.   BUSINESS AND ORGANIZATION

     BACKGROUND

     ST Assembly Test Services Ltd (the "Company") is an independent provider of a full range of semiconductor test and assembly services. The Company has operations in Singapore, Taiwan and in the United States of America, its principal market. As of December 31, 2002, the Company was 71.79% owned by Singapore Technologies Pte Ltd ("ST").


     CONCENTRATION OF RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the years ended December 31, 2000, 2001 and 2002, the Company's largest customer accounted for 32%, 29% and 30% of revenues, respectively. The Company's five largest customers collectively accounted for approximately 70%, 67% and 64% of revenues for the years ended December 31, 2000, 2001 and 2002, respectively (See Note 24). The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies which constitute the Company's largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies, credit control and collection procedures.

     In addition, the Company participates in a pooled cash management arrangement and places short-term advances with affiliates of ST.


     RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the state of the semiconductor industry and the demand for end-use applications products such as communications equipment and personal computers, pricing pressures and declines in average selling prices, reliance on a small group of principal customers, decisions by customers to discontinue outsourcing of test and assembly services, changes in customer order patterns, rescheduling or canceling of customer orders, changes in product mix, capacity utilization, availability of financing, level of competition, continued success in technological innovations, delays in acquiring or installing new equipment, shortages in supply of key components, exchange rate fluctuations and litigation.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  ACCOUNTING PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") consistently applied for all periods.


(b)  PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the consolidated accounts of ST Assembly Test Services Ltd and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

(c)  USE OF ESTIMATES

     The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.


(d)  FOREIGN CURRENCY TRANSACTIONS

     The Company utilizes the U.S. dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.


(e)  FINANCIAL INSTRUMENTS

     On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement was amended in June 2001 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Foreign currency contracts are used to protect the Company from fluctuations in exchange rates. The Company enters into foreign currency contracts, which are not designated as hedges, and the change in fair value is included in income currently. The Company did not have any foreign currency contracts as of December 31, 2001 and 2002.


(f)  CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.


(g)  INVENTORIES

     Inventories are stated at the lower of cost, determined principally on a standard cost basis which approximates the actual cost on the weighted average basis, or market (net realizable value).

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

(h)  GOODWILL

     Goodwill is not amortized, but is tested for impairment. In addition, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. Under SFAS No. 142, the Company will test goodwill for impairment on at least an annual basis by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit goodwill is determined in the same manner as the amount of goodwill recognized in a purchase business combination is determined. The Company has a single reporting unit.


(i)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

     Building, mechanical and electrical installation....  - 3 to 20 years
     Plant and machinery.................................  - 5 years
     Toolings............................................  - 5 years
     Office furniture and equipment......................  - 5 years
     Computer equipment..................................  - 2 to 3 years
     Motor vehicles......................................  - 5 years

     No depreciation is provided on property, plant and equipment under installation or construction and freehold land. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

     Plant and equipment under capital leases are stated at the present value of minimum lease payments and are amortized straight-line over the estimated useful life of the assets.


(j)  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

     For long-lived assets to be disposed of by sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. Long-lived assets to be abandoned will be considered held and used until it is disposed of.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

(k)  MARKETABLE SECURITIES

     Marketable securities at December 31, 2002 consist of corporate debt securities denominated principally in United States dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

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

     At December 31, 2002, the securities held were classified as available-for-sale.


(l)  PRODUCT WARRANTIES

     The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated amount of sales returns that are probable to occur. Warranty costs incurred in 2002 were insignificant.


(m)  OPERATING LEASES

     Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.


(n)  GRANTS

     Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to other income on the straight-line basis over the estimated useful lives of the relevant assets (See Note 14).

     Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to other income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

(o)  REVENUE RECOGNITION

     Net revenue represents the invoiced value of services rendered excluding goods and services tax, net of returns, trade discounts and allowances. Revenue is principally recognized upon shipment of goods on which services have been rendered provided title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collectibility is reasonably assured. For certain contractual arrangements, revenue is realizable, and therefore recognized, upon completion of services. Included in accounts receivable are allowances for doubtful accounts. Bad debts expense for the years ended December 31, 2000, 2001 and 2002 was $1,384, ($309), and $841, respectively.


(p)  RESEARCH AND DEVELOPMENT

     Research and development expenses are expensed as incurred. Research and development expenses amounted to $14,636, $15,160 and $18,856 during the years ended December 31, 2000, 2001 and 2002, respectively.


(q)  STOCK-BASED EMPLOYEE COMPENSATION

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 25 in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." Compensation cost is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.


(r)  PENSION PLANS

     The Company has a defined contribution plan, required by local regulation, which covers substantially all of its domestic employees who are Singapore citizens and Singapore permanent residents. Under the defined contribution plan, the Company made monthly contributions based on the statutory funding requirement into a Central Provident Fund. Total plan expenses for the years ended December 31, 2000, 2001 and 2002 were $2,367, $2,737 and
     $3,009, respectively.

     Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to approved retirement date. Winstek contributes its pension obligations to Central Trust of China, as required by the Labor Standards Law. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan's assets in meeting the benefits accrued to the participating staff. Total pension plan expenses for the period from August 21, 2001 (acquisition date) to December 31, 2001 and for the year ended December 31, 2002 were approximately $39 and $24, respectively. Additional disclosures regarding this pension plan pursuant to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" are not considered necessary due to the immateriality of the amounts involved.

     STATS Inc and FastRamp also have a 401(k) savings plan covering substantially all of our U.S. employees. The Company contributes up to 6% of eligible employee compensation at the rate of 50% of employee contributions deferred to the 401 (k) plan. The Company's matching contributions under the 401 (k) plan were $140 in 2000, $131 in 2001 and $186 in 2002.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

(s)  INCOME TAXES

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


(t)  NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes. The following table sets forth the computation of basic and diluted net income (loss) per common share:

                                                                  YEAR ENDED DECEMBER 31,
                        -----------------------------------------------------------------------------------------------------------
                                      2000                               2001                                 2002
                        -------------------------------   ----------------------------------    -----------------------------------
                         NET                  PER SHARE                            PER SHARE                              PER SHARE
                        INCOME     SHARES      AMOUNT      NET LOSS     SHARES      AMOUNT      NET LOSS      SHARES       AMOUNT
                       -------   -----------  ---------   ---------  -----------   ---------    --------    -----------   ---------
                                 (THOUSANDS)                         (THOUSANDS)                            (THOUSANDS)
Basic net income
 (loss) per share      $54,359    962,828     $  0.06     $(134,019)   989,083     $ (0.14)     $(89,319)     991,549     $ (0.09)

Effect of dilutive
 securities                         7,803                                    -                                      -
                                  -------                              -------                                -------
Diluted net income
 (loss) per share      $54,359    970,631     $  0.06     $(134,019)   989,083     $ (0.14)     $(89,319)     991,549     $ (0.09)
                       =======    =======     =======     =========    =======     =======      ========      =======     =======

                         NET                  PER ADS                             PER ADS                             PER ADS
                        INCOME      ADS       AMOUNT     NET LOSS        ADS       AMOUNT    NET LOSS       ADS       AMOUNT
                       -------  -----------   -------   ---------    -----------  -------    --------   -----------   -------
                                (THOUSANDS)                          (THOUSANDS)                        (THOUSANDS)
Basic net income
 (loss) per ADS        $54,359     96,283      $0.56    $(134,019)     98,908     $(1.36)    $(89,319)     99,155     $(0.90)
Effect of dilutive
 securities                           780                                   -                                   -
                                   ------                              ------                              ------
Diluted net income
 (loss) per ADS        $54,359     97,063      $0.56    $(134,019)     98,908     $(1.36)    $(89,319)     99,155     $(0.90)
                       =======     ======      =====    =========      ======     ======     ========      ======     ======

The Company excluded potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company's common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities and the range of related exercise prices follows:

                             YEAR ENDED DECEMBER 31,
                           ----------------------------
                            2000       2001       2002
                           ------     ------     ------
Convertible debt.........       -          -     106,895
Stock options............  18,159     51,770      54,275

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

(t)  NET INCOME (LOSS) PER SHARE (CONT'D)

     The conversion price of convertible debt outstanding was S$3.4080 per share (equivalent to approximately US$18.7099 per ADS) as of December 31, 2002. The weighted average exercise prices of options outstanding were $2.21, $1.70, and $1.65 as of December 31, 2000, 2001 and 2002, respectively. The excluded stock options have per share exercise prices ranging from $1.63 to $3.99, $0.14 to $3.99 and $0.14 to $3.99 for the years ended December 31, 2000, 2001 and 2002, respectively.


(u)  COMPREHENSIVE INCOME (LOSS)

     The Company applies SFAS No. 130, "Reporting Comprehensive Income" with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income
     (loss) consists of net income (loss), foreign currency translation adjustments and unrealized gain (loss) on available-for-sale marketable securities, and is presented in the consolidated statements of operations and comprehensive income (loss).


(v)  RECENTLY ADOPTED ACCOUNTING STANDARDS

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.
     142. SFAS No. 142 also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was issued in August 2001. The Company adopted the provisions of SFAS No. 142 as of January 1, 2002. The adoption of SFAS No. 142 did not have a material effect on the Company's financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144, did not have a material effect on the Company's financial position or results of operations.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

(w)  RECENTLY ISSUED ACCOUNTING STANDARDS

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

     SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required to adopt the provisions of SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's financial position or results of operations.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit and disposal activities. SFAS No. 146 requires cost associated with exit or disposal activities to be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's financial position or results of operations.


(x)  RECLASSIFICATIONS

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.


3.   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of the following:

                                          DECEMBER 31,
                                     --------------------
                                       2001         2002
                                     --------    --------
Cash at banks and on hand .........  $    400    $  1,896
Cash equivalents
  Bank fixed deposits .............    36,109      39,125
  ST pooled cash ..................     1,599       2,141
  ST treasury deposits ............    77,106     124,499
                                     --------    --------
                                     $115,214    $167,661
                                     ========    ========


     The Company participates in a ST cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls of the Company within the pool earn or bear interest at prevailing interest rates. The Company also places surplus cash as short-term deposits with the ST treasury unit.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

4.   ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following:

                                                  DECEMBER 31,
                                              -------------------
                                                2001        2002
                                              -------     -------
Accounts receivable - third parties .......   $26,368     $51,086
Allowance for doubtful accounts ...........      (784)     (1,625)
                                              -------     -------
                                              $25,584     $49,461
                                              =======     =======

     Movements in the allowance for doubtful accounts are as follows:

                                       2000      2001       2002
                                      ------    ------     ------
Beginning...........................  $   92    $1,093     $  784
Charge (credit) for the year........   1,384      (309)       841
Utilized in the year................    (383)        -          -
                                      ------    ------     ------
Ending..............................  $1,093    $  784     $1,625
                                      ======    ======     ======


5.   OTHER RECEIVABLES

     Other receivables consist of the following:

                                           DECEMBER 31,
                                        ------------------
                                         2001        2002
                                        ------      ------
Deposits and staff advances..........   $  103      $  386
Grant receivable (Note 14)...........    5,606       5,896
Other receivables....................      338       2,631
                                        ------      ------
                                        $6,047      $8,913
                                        ======      ======

6.   INVENTORIES

     Inventories consist of the following:

                                   DECEMBER 31,
                                -----------------
                                 2001       2002
                                ------     ------
Raw materials ...............   $3,594     $6,135
Factory supplies ............    1,352      1,071
Work-in-progress ............    1,580      2,271
Finished goods ..............      736        267
                                ------     ------
                                $7,262     $9,744
                                ======     ======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

7.   MARKETABLE SECURITIES

     Marketable securities consist of the following:

                                                                 DECEMBER 31,
                       -----------------------------------------------------------------------------------------------------
                                            2001                                               2002
                       -----------------------------------------------   ---------------------------------------------------
                                    GROSS        GROSS                                 GROSS          GROSS
                       AMORTIZED  UNREALIZED  UNREALIZED                 AMORTIZED   UNREALIZED     UNREALIZED
                         COST       GAINS         LOSS      FAIR VALUE      COST        GAINS          LOSS       FAIR VALUE
                       ---------  ----------  ----------    ----------   ---------   ----------     ----------    ----------
Available-for-sale
 corporate debt
 securities           $24,428      $120        $(747)       $23,801     $69,566        $597          $(320)       $69,843
                      =======      ====        =====        =======     =======        ====          =====        ======

     Maturities of available-for-sale debt securities are as follows (at fair value):

                                                    DECEMBER 31,
                                                 -----------------
                                                  2001       2002
                                                 -------   -------
Corporate debt securities:
  Due in one year or less ...................... $ 3,680   $11,960
  Due after one year through five years ........  20,121    57,883
                                                 -------   -------
                                                 $23,801   $69,843
                                                 =======   =======

     Proceeds from the sales or maturities of available-for-sale marketable securities during 2001 and 2002 were $20,181 and $113,806, respectively. Gross realized gains and losses in 2002 were $149 and $24, respectively. Gross realized gains and losses were immaterial in 2001.


8.      PREPAID EXPENSES

        Prepaid expenses consist of the following:

                                    DECEMBER 31,
                              -----------------------
                                2001            2002
                              -------         -------
Leasing prepayments.......... $34,090         $14,103
Other prepayments............   1,133             813
                              -------         -------
                              $35,223         $14,916
                              =======         =======
Current assets............... $20,737         $10,565
Non-current assets...........  14,486           4,351
                              -------         -------
                              $35,223         $14,916
                              =======         =======


     Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.

     In the year ended December 31, 2001 and 2002, the Company recorded impairment charges of $3,145 and $764, respectively, to write off prepaid leases for testers which the Company does not expect to use in the future.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

9.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                2001           2002
                                                              --------       --------
Cost:
  Freehold land.........................................      $  5,652       $  5,631
  Buildings, mechanical and electrical installation.....        64,688         68,044
  Plant and machinery...................................       440,690        461,580
  Toolings..............................................        31,141         32,512
  Office furniture and equipment........................        11,039         13,054
  Computer equipment....................................        16,099         22,047
  Motor vehicles........................................           127            146
  Assets under installation and construction in
   progress .............................................       20,637         10,280
                                                              --------       --------
     Total cost.........................................      $590,073       $613,294
                                                              ========       ========
Accumulated depreciation:
  Buildings, mechanical and electrical installation.....      $ 16,557       $ 21,672
  Plant and machinery...................................       194,941        195,245
  Toolings..............................................        17,969         19,797
  Office furniture and equipment........................         3,983          6,069
  Computer equipment....................................         9,355         13,036
  Motor vehicles........................................             6             19
                                                              --------       --------
    Total accumulated depreciation......................      $242,811       $255,838
                                                              ========       ========
  Property, plant and equipment (net)...................      $347,262       $357,456
                                                              ========       ========

     Depreciation charged to results of operations amounted to $71,971, $99,318 (excluding asset impairment charges of $23,735) and $105,712 (excluding asset impairment charges of $14,666) for the years ended December 31, 2000, 2001 and 2002, respectively.

     One of the buildings is built on land held on a 30-year operating lease renewable for a further 30-year period subject to the fulfillment of certain conditions. The other significant building is on freehold land.

     Included in property, plant and equipment are assets acquired under capital lease as follows:

                                                    DECEMBER 31,
                                                -------------------
                                                 2001        2002
                                                -------     -------
Plant and machinery ..........................  $     -     $14,852
Computer equipment ...........................        -         333
Assets under installation and construction ...   10,253           -
                                                -------     -------
                                                 10,253      15,185
Accumulated depreciation .....................        -      (2,545)
                                                -------     -------
                                                $10,253     $12,640
                                                =======     =======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

10.  SHORT TERM BORROWINGS

     The loan facility is for an amount of $7,616 of which $5,174 was outstanding as of December 31, 2002. The United States and Taiwan dollar short-term bank loans bore fixed interest at rates ranging from 3.9% to 4.1%. The loans are secured by a fixed deposit pledged to the bank amounting to $2,997 and are repayable between January and March 2003.


11.  CAPITAL LEASES

     Future minimum lease payments under capital leases for equipment and machinery are as follows:

                                                                          2002
                                                                        -------
Payable in year ending December 31,
  2003................................................................. $ 7,238
  2004.................................................................   4,938
  2005.................................................................     835
  2006.................................................................       -
                                                                        -------
Total minimum obligations..............................................  13,011
Less amounts representing interest at rates ranging from 6.6% to 7.1%
 per annum.............................................................    (933)
                                                                        -------
Present value of minimum obligations...................................  12,078
Current installments of obligations under capital leases...............  (6,558)
                                                                        -------
Obligations under capital leases, excluding current installments....... $ 5,520
                                                                        =======


12.  ACCRUED OPERATING EXPENSES

     Accrued operating expenses consist of the following:

                                                               DECEMBER 31,
                                                            ------------------
                                                              2001       2002
                                                            -------    -------
Staff costs...............................................  $ 1,841    $ 3,736
Purchase of raw materials.................................    5,179      6,032
Maintenance fees, license fees and royalties..............    1,193      2,407
Interest expense..........................................      329      1,173
Provision for vacation liability..........................      170      1,559
Others....................................................    5,972      7,671
                                                            -------    -------
                                                            $14,684    $22,578
                                                            =======    =======


13.  OTHER PAYABLES

     Other payables consist of the following:

                                                              DECEMBER 31,
                                                        -----------------------
                                                          2001            2002
                                                        -------         -------
Liabilities for purchase of property, plant and
 equipment...........................................   $23,051         $32,065
                                                        =======         =======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

14.  OTHER NON-CURRENT LIABILITIES

     Other non-current liabilities consist of the following:

                                                               DECEMBER 31,
                                                             ----------------
                                                              2001      2002
                                                             ------    ------
Deferred grant............................................   $2,573    $1,890
Others....................................................    2,032     2,604
                                                             ------    ------
                                                             $4,605    $4,494
                                                             ======    ======


     The deferred grant refers to a 5-year grant of $13,878 obtained by the Company in 1997 for funding of certain research and development projects from the Economic Development Board ("EDB") under its Research Incentive Scheme for Companies. The grant, which is a reimbursement of specified costs, has no requirement for repayment. Amounts received for asset-related grant are deferred and recognized in other income over the life of the related asset.

15.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                           2001           2002
                                                         --------       --------
Singapore dollar loan at floating rate ................  $ 28,090       $ 14,754
United States dollar loan at fixed rate of 7.93% ......         -          3,506
Taiwan dollar loans at floating rates .................         -         11,511
1.75% Senior convertible notes ........................         -        205,013
                                                         --------       --------
                                                           28,090        234,784
Less current installments .............................   (14,045)       (16,414)
                                                         --------       --------
                                                         $ 14,045       $218,370
                                                         ========       ========


     The Singapore dollar loan bears interest at 1% over the prevailing rate declared by the Central Provident Fund ("CPF") Board, a statutory board of Singapore, for contributions made to the CPF under the CPF Act. Interest is payable semi-annually. Principal is denominated in Singapore dollars and is repayable in 7 equal semi-annual installments commencing September 1, 2000. The loan agreement restricts the Company without prior approval from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company. The loan is unsecured, but is supported by a corporate guarantee given by ST. The loan at December 31, 2001 and 2002 bore interest at 3.5% per annum.

     The United States dollar loan was put in place on November 6, 2002 and bears interest at the rate of 7.93% per annum. Interest is payable on a quarterly basis. Principal is denominated in United States dollars and is repayable in 13 equal quarterly installments commencing November 6, 2004. The loan is secured by a fixed deposit pledged to the bank amounting to $3,500 as of December 31, 2002.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

15.  LONG-TERM DEBT (CONT'D)

     The floating rate Taiwan dollar loans comprised three loans of $1,727, $2,590 and $7,194, respectively. The loans were put in place on March 29, 2002, May 15, 2002 and June 27, 2002, respectively. Both the $1,727 and $2,590 loans bear interest at 1.8% below the basic loan rate quoted by the specified bank. As of December 31, 2002, the loans bear an interest at 6.57% per annum. Interest is payable on a monthly basis in Taiwan dollars and the principal is repayable in 21 equal quarterly installments commencing March 29, 2004 and May 15, 2004, respectively. The loans are secured by a fixed deposit and land and building pledged to the bank amounting to $1,079 and $11,032 as of December 31, 2002, respectively.

     The $7,194 loan bears interest at 2.45% above the 2-year rate for Taiwan dollar fixed deposits quoted by the specified bank. As of December 31, 2002, the loan bears an interest at 4.50% per annum. Interest is payable on a monthly basis in Taiwan dollars and the principal is repayable in 13 equal quarterly installments commencing June 27, 2003. The loan is secured by a fixed deposit and plant and machinery pledged to the bank amounting to $1,799 and $10,636 as of December 31, 2002, respectively.

     In addition to amounts disclosed above and in note 10, the Company has deposits of $3,202 pledged as security for bank credit and facility lines available to the Company as of December 31, 2002. As of December 31, 2001, no such deposits were pledged as security.

     In March, 2002, the Company issued $200,000 of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations,ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield 4.91% per year to the redemption date.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

15.  LONG-TERM DEBT (CONT'D)

     Annual maturities of long-term debts as of December 31, 2002 are as follows:

     Payable in year ending December 31,
       2003....................................................  $ 16,414
       2004....................................................     3,184
       2005....................................................     4,115
       2006....................................................     3,008
       2007....................................................   206,914
     Thereafter................................................     1,149
                                                                 --------
                                                                 $234,784
                                                                 ========


16.  UNUTILIZED CREDIT FACILITIES

     In January 2002, the Company established a S$500,000,000 Multicurrency Medium Term Note Program ("MTN Program"). Under the MTN Program, the Company may from time to time issue notes in series or tranches ("Notes") in Singapore dollars or any other currencies as may be agreed between the dealers of the MTN Program and the Company.

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

     Proceeds from the MTN Program will be used for general corporate purposes, including capital expenditure and working capital.

     The Company has not issued any Notes under the MTN Program as of December 31, 2002.

     At December 31, 2002, the Company has undrawn banking and credit facilities consisting of short-term loans and bank guarantees (excluding the MTN Program) of $37,990 with financial institutions.


17.  SHARE CAPITAL

     The Company's authorized share capital at December 31, 2002 is S$800,000,000 comprising 3,200,000,000 ordinary shares of S$0.25 par value each.

     In February 2000, the Company issued 175,950,000 ordinary shares at $2.10 per share and 19,550,000 ordinary shares at S$3.554 (US$2.10) per share in the initial public offering of the Company's shares on the Nasdaq National Market and Singapore Exchange. Offering proceeds, net of expenses, amounted to approximately $387,025.

     5,244,220, 3,511,570 and 2,431,790 ordinary shares were issued as a result of the employees exercising their share options during the years 2000, 2001 and 2002, respectively.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

17.  SHARE CAPITAL (CONT'D)

     Under Singapore law, all increases in share capital (including rights issues) require prior shareholders' approval. Singapore law does not provide for the issue of shares of no par value and, except with court approval, prohibits the issue of shares at a discount to par value.


18.  ADDITIONAL PAID-IN CAPITAL

     Additional paid-in capital represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in payment of dividends, if such dividends are satisfied by the issue of shares to members of the Company, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The Company has not utilized any amounts in the share premium account for the above mentioned purposes.

     As of December 31, 2001 and 2002, the Company's share premium account amounted to $360,372 and $361,316, respectively.


19.  RETAINED EARNINGS (DEFICITS)

     Under the new one-tier system with effect from January 1, 2003, tax payable by the Company on its non-pioneer chargeable income would constitute a final tax. Companies that have moved to the one-tier system can henceforth pay dividends that are exempt from tax in the hands of its shareholders.

     During the transitional period, the Company has up to December 31, 2007 to utilize any available balance under the old imputation system to pay a franked dividend to its shareholders.


20.  ACCUMULATED OTHER COMPREHENSIVE LOSS

     The components of accumulated other comprehensive loss are as follows:

                                                                DECEMBER 31,
                                                            ------------------
                                                             2001        2002
                                                            ------      ------
Currency translation loss.................................  $9,638      $9,850
Unrealized loss (gain) on available-for-sale
 marketable securities....................................     303        (584)
                                                            ------      ------
                                                            $9,941      $9,266
                                                            ======      ======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

21.  ASSET IMPAIRMENTS

     Due to the poor operating results and continued weakness in the semiconductor industry, the Company initiated a review in the fourth quarter of 2002 to identify long-lived assets whose carrying amounts might not be recoverable. As a result of the review, the Company recorded asset impairment charges totaling $14,666. These charges include a write down of machinery and equipment held for sale of $3,568 and a write down of machinery and equipment held for use of $11,098 to reflect their estimated fair value. In determining the fair value of machinery and equipment held for sale and held for use, the Company has considered recent offers and expected future discounted cash flows. The machinery and equipment held for sale is currently not being used in operations. The carrying amount of the machinery and equipment held for sale is $nil. Management expects machinery and equipment held for sale to be disposed in 2003.

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


22.  OTHER NON-OPERATING INCOME

                                       FOR THE YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                        2000        2001         2002
                                       ------      ------       ------
Government grant income .............. $2,792      $1,293       $1,830
Other income, net ....................    733         697        1,589
                                       ------      ------       ------
                                       $3,525      $1,990       $3,419
                                       ======      ======       ======


23.  INCOME TAXES

     Income (loss) before income taxes consists of the following:

                      FOR THE YEAR ENDED DECEMBER 31,
                  --------------------------------------
                   2000              2001          2002
                  -------        ---------      --------
Singapore.......  $56,505        $(142,493)     $(91,852)
Foreign.........      719             (649)       (4,116)
                  -------        ---------      --------
                  $57,224        $(143,142)     $(95,968)
                  =======        =========      ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

23.  INCOME TAXES (CONT'D)

     Income tax benefit (expense) consists of the following:

                                         FOR THE YEAR ENDED DECEMBER 31,
                                       ----------------------------------
                                         2000          2001         2002
                                       -------       -------      -------
Current tax provision:
  Singapore ......................     $(2,568)      $(1,107)     $  (850)
  Foreign ........................        (297)         (244)        (176)
                                       -------       -------      -------
                                       $(2,865)      $(1,351)     $(1,026)
                                       =======       =======      =======
Deferred tax benefit:
  Singapore ......................     $     -       $ 9,661      $ 8,661
  Foreign ........................           -           500         (472)
                                       -------       -------      -------
                                       $     -       $10,161      $ 8,189
                                       =======       =======      =======
                                       $(2,865)      $ 8,810      $ 7,163
                                       =======       =======      =======

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

     The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends that are not subject to Singapore income tax in the hands of the shareholders. Losses and unutilized capital allowances arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Pioneer loss and unutilized capital allowance carryforwards are available indefinitely, subject to more than 50% of the Company's equity staying with the same shareholders from the incurrence of the tax loss or allowance to its utilization. As of December 31, 2002, the Company had pioneer loss and unutilized capital allowance carryforwards of $21,940 and $186,324, respectively.

     Current tax expense for the years ended December 31, 2000, 2001 and 2002 in relation to the Singapore operation represents income tax payable on non-pioneer trade income, principally interest and rental income.

     The Company also has foreign investment tax credits carryforwards of approximately $1,458, $803 and $1,249, which expire on December 31, 2004, 2005 and 2006, respectively. The foreign investment tax credit carryforwards can be used to offset income tax payable in future years. The offsetting amount is limited to 50% of the offsetting year's income tax payable. The last year of expiry for the tax credit carryforwards is, however, not subject to the 50% limitation.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

23.  INCOME TAXES (CONT'D)

     Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company's deferred income tax assets at December 31, 2001 and 2002 are as follows:

                                                     DECEMBER 31,
                                                 --------------------
                                                   2001         2002
                                                 -------      -------
Deferred income tax assets:
  Operating loss carryforwards ...............   $ 2,896      $ 4,100
  Unutilized capital allowance carryforwards       7,730       18,632
  Investment tax credits .....................     2,362        3,510
  Property, plant and equipment ..............         -       (2,120)
  Other ......................................       (24)         (78)
                                                 -------      -------
                                                  12,964       24,044
Valuation allowance:                                   -       (2,292)
                                                 -------      -------
                                                 $12,964      $21,752
                                                 =======      =======

     The deferred tax assets were generated in 2001 and 2002, principally as a result of the deferred tax benefit associated with tax losses and unutilized capital allowances. The Company recorded a valuation allowance of $2,292 as of December 31, 2002 relating to a subsidiary's operating loss carryforwards and temporary differences arising from property, plant and equipment where it is more likely than not that the deferred tax asset will not be realized. There was no valuation allowance for deferred tax assets as of December 31, 2001. The deferred tax effects of the remaining operating loss and unutilized capital allowance carryforwards are recognized because they are expected to be carried forward to offset taxable income arising after the expiration of the Company's pioneer period. Such carryforwards are expected to be utilized during the post-pioneer period. The post-pioneer period tax rate is expected to be 10%.

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

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

23.  INCOME TAXES (CONT'D)

     A reconciliation of the expected tax expense (benefit) at the statutory rate of tax to actual tax expense (benefit) is as follows:

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                2000          2001          2002
                                                              --------      --------      --------
Income tax expense (benefit) computed
 at Singapore statutory rate of 22.0%
 (2001: 24.5%, 2000: 25.5%) .............................     $ 14,592      $(35,069)     $(21,113)
Non-deductible expenses .................................          143           243           318
Effect of pioneer status ................................      (11,772)        6,972             -
Effect of recognizing deferred tax assets at post-pioneer
 concessionary tax rate .................................            -        19,433        10,393
Change in valuation allowance ...........................                                    2,292
All other items, net ....................................          (98)         (389)          947
                                                              --------      --------      --------
Income tax expense (benefit) ............................     $  2,865      $ (8,810)     $ (7,163)
                                                              ========      ========      ========

     The pioneer status relief had the effect of increasing diluted net income per ordinary share by $0.01 and diluted net income per ADS by $0.12 for the year ended December 31, 2000. The pioneer status relief had the effect of increasing diluted net loss per ordinary share by $0.03 and $0.01 and diluted net loss per ADS by $0.27 and $0.10 for the years ended December 31, 2001 and 2002, respectively.

24.  REVENUE DATA AND MAJOR CUSTOMERS

     Operating segments, as defined under SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information," are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in a single reportable segment.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

24.  REVENUE DATA AND MAJOR CUSTOMERS (CONT'D)

     Revenues by major service line and by geographical areas (identified by location of customer headquarter) were:

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------
                                                     2000              2001             2002
                                                   --------          --------         --------
United States
- assembly .....................................   $155,892          $ 71,025         $104,043
- test .........................................    102,629            43,287           78,272
                                                   --------          --------         --------
                                                    258,521           114,312          182,315
                                                   --------          --------         --------
Singapore
- assembly .....................................      5,919             2,090              822
- test .........................................     18,215             6,097           10,160
                                                   --------          --------         --------
                                                     24,134             8,187           10,982
                                                   --------          --------         --------
Rest of Asia
- assembly .....................................      1,112             2,318            1,988
- test .........................................        731             2,066           16,569
                                                   --------          --------         --------
                                                      1,843             4,384           18,557
                                                   --------          --------         --------
Europe
- assembly .....................................     16,440             3,050            3,412
- test .........................................     30,333            15,933           10,472
                                                   --------          --------         --------
                                                     46,773            18,983           13,884
                                                   --------          --------         --------
Total ..........................................   $331,271          $145,866         $225,738
                                                   ========          ========         ========


     Revenues from major customers, as a percentage of net revenues, were as follows:

                                FOR THE YEAR ENDED DECEMBER 31,
                                -------------------------------
                                 2000          2001        2002
                                -----         -----       -----
                                  %             %           %
Customer A ..................    32.1          29.2        29.8
Customer B ..................    18.1          12.3        13.3
Customer C ..................     5.6          10.4        12.6
Others ......................    44.2          48.1        44.3
                                -----         -----       -----
                                100.0         100.0       100.0
                                =====         =====       =====

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

25.  SHARE OPTIONS AND INCENTIVE PLANS

(a)  SHARE OPTION PLAN

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

     The following table summarizes stock option activity under the Share Option Plan for the years ended December 31, 2000, 2001 and 2002:

                                                                                    WEIGHTED
                                                                                    AVERAGE
                                                              OPTIONS            EXERCISE PRICE
                                                           --------------        --------------
                                                           (IN THOUSANDS)
Options outstanding at January 1, 2000 .................       18,714                 $0.99
Granted during the year ................................       27,568                  2.85
Lapsed during the year .................................       (4,999)                 2.77
Exercised during the year ..............................       (5,244)                 0.42
                                                              -------                 -----
Options outstanding at December 31, 2000 ...............       36,039                  2.21
Granted during the year ................................       26,823                  0.94
Lapsed during the year .................................       (7,581)                 2.13
Exercised during the year ..............................       (3,511)                 0.21
                                                              -------                 -----
Options outstanding at December 31, 2001 ...............       51,770                  1.70
Granted during the year ................................       19,653                  1.36
Lapsed during the year .................................      (14,716)                 1.64
Exercised during the year ..............................       (2,432)                 0.53
                                                              -------                 -----
Options outstanding at December 31, 2002 ...............       54,275                 $1.65
                                                              =======                 =====
Exercisable at end of year .............................       13,636                 $2.01
                                                              =======                 =====

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

25.  SHARE OPTIONS AND INCENTIVE PLANS (CONT'D)

     Weighted average fair value of options granted in 2000, 2001 and 2002 were $2.44, $0.74 and $0.81, respectively.

     The following table summarizes information about fixed stock options outstanding at December 31, 2002:

                                     OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                   ----------------------------------------------------   --------------------------------
                                         WEIGHTED
                       NUMBER            AVERAGE            WEIGHTED          NUMBER           WEIGHTED
   RANGE OF         OUTSTANDING         REMAINING           AVERAGE       EXERCISABLE AT       AVERAGE
EXERCISE PRICES    AT 12/31/2002     CONTRACTUAL LIFE    EXERCISE PRICE     12/31/2002      EXERCISE PRICE
---------------    -------------     ----------------    --------------   --------------    --------------
                   (IN THOUSANDS)                                         (IN THOUSANDS)
$0.14                   653             6.6 years            $0.14               544           $0.14
$0.24                   102             7.0 years            $0.24               102           $0.24
$0.63 to $0.89       18,474             8.7 years            $0.83             2,594           $0.87
$1.25 to $1.64       23,404             8.7 years            $1.52             4,246           $1.54
$2.00 to $2.61        4,157             7.0 years            $2.05             3,124           $2.05
$3.99                 7,485             7.3 years            $3.99             3,026           $3.99
                     ------                                                   ------
                     54,275                                                   13,636
                     ======                                                   ======

     Total compensation expense recognized for stock-based compensation under the Share Option Plan for the years ended December 31, 2000, 2001 and 2002 were $448, $1,024 and $60, respectively.

(b)  IMPACT OF APPLYING FAIR VALUE BASED METHOD

     The fair value of options granted under the Share Option Plan for the years ended December 31, 2000, 2001 and 2002 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                       FOR THE YEAR ENDED DECEMBER 31,
                              ----------------------------------------------
                                  2000            2001             2002
                              -------------   -------------    -------------
Expected lives.............        10 years    5 - 10 years          5 years
Dividend yield.............            0.0%            0.0%             0.0%
Risk free interest rate....     4.2% - 4.7%     2.7% - 3.9%      1.8% - 3.0%
Expected volatility........   67.4% - 82.9%   57.6% - 64.2%    52.1% - 59.1%

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

25.  SHARE OPTIONS AND INCENTIVE PLANS (CONT'D)

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below:

                                                  FOR THE YEAR ENDED DECEMBER 31,
                                              ---------------------------------------
                                               2000            2001            2002
                                              -------       ---------        --------
Net income (loss):
  As reported............................     $54,359       $(134,019)       $(89,319)
  Pro forma..............................     $36,011       $(151,586)       $(98,649)

Basic net income (loss) per share:
  As reported............................     $  0.06       $   (0.14)       $  (0.09)
  Pro forma..............................     $  0.04       $   (0.15)       $  (0.10)

Diluted net income (loss) per share:
  As reported............................     $  0.06       $   (0.14)       $  (0.09)
  Pro forma..............................     $  0.04       $   (0.15)       $  (0.10)


26.  RELATED PARTY TRANSACTIONS

     The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development to management services in the following five core business groups: Engineering, Technology, Infrastructure and Logistics, Property and Financial Services.

     As of December 31, 2002, Temasek Holdings (Private) Limited ("Temasek") directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek.

     Temasek is a holding company through which corporate investments of the Government of Singapore are held. The Company is in the semiconductor division of the ST Group which specializes in design, manufacture, assembly and testing of semiconductors. Companies within the ST Group, including Chartered, engage in transactions with the Company in the normal course of their respective businesses.

     The building of the Company is built on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is subject to annual revision, with the increase capped at 4% per annum.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

26.  RELATED PARTY TRANSACTIONS (CONT'D)

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

     Mr Tan Bock Seng served as Chief Executive Officer of the Company from May 18, 1998 to January 7, 2002. Effective January 8, 2002, the Company appointed Mr Tan Bock Seng as advisor to their Board of Directors. In August 2002, Mr Tan Bock Seng terminated the advisory agreement between him and the Company. In recognition of his past services, ST made a payment of $1,023 to Mr Tan Bock Seng. The Company has accounted the payment as compensation expense in the income statement and as additional paid-in capital within shareholders' equity as the payment does not involve any cash outlay by the Company.

     The Company participates in a ST cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls of the Company within the pool earn or bear interest at prevailing interest rates.

     Certain general and administrative expenses of ST Assembly Test Services, Inc., a subsidiary, are borne by and recharged to the Company by Chartered Semiconductor Manufacturing Inc., a United States incorporated affiliate of ST. These expenses amounted to $556, $513 and $124 for 2000, 2001 and 2002, respectively.

     The Company had the following significant transactions with ST and ST affiliates:

                                             FOR THE YEAR ENDED DECEMBER 31,
                                            --------------------------------
                                              2000        2001         2002
                                            -------      ------      -------
ST -
  Management fees expense ................  $ 1,676      $1,019      $ 1,084

ST affiliates -
  Net revenues ...........................   24,091       8,188       10,982
  Interest income ........................    4,621       4,596        2,170
  Interest expense .......................      211           -            -
  General and administrative expenses ....  $   556      $  513      $   124
                                            =======      ======      =======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

26.  RELATED PARTY TRANSACTIONS (CONT'D)

     As of December 31, 2001 and 2002, there were the following amounts owing by
     (to) affiliates:-

                                                                                   DECEMBER 31,
                                                                              ----------------------
                                                                               2001            2002
                                                                              -------        -------
Amounts due from ST and ST affiliates
  Accounts receivable, net of allowance for doubtful accounts ............    $ 1,793        $ 3,727
                                                                              =======        =======
Amounts due to ST
  Other payables .........................................................    $(1,520)       $(1,320)
Amounts due to ST affiliates
  Accounts payable .......................................................       (953)          (538)
                                                                              -------        -------
                                                                              $(2,473)       $(1,858)
                                                                              =======        =======


27.  COMMITMENTS

(a)  LEASES

     The Company has leased land for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The annual rent (excluding rebates) is currently fixed at $762. The rent is subject to annual revision with the increase capped at 4% per annum. Operating lease rental expense for the years ended December 31, 2000, 2001 and 2002 was $583, $544 and $474, respectively.

     The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2004. Operating lease rental expenses in respect of these leases for the years ended December 31, 2000, 2001 and 2002 were $17,971, $24,516 and
     $20,965, respectively.

     Future minimum lease payments under non-cancelable operating leases of factory land and plant and equipment as of December 31, 2002 were:

Payable in year ending December 31,
  2003....................................................  $ 4,566
  2004....................................................    2,438
  2005....................................................    2,247
  2006....................................................    1,947
  2007....................................................      762
Thereafter................................................   13,852
                                                            -------
                                                            $25,812
                                                            =======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

27.  COMMITMENTS (CONT'D)

(b)  TECHNOLOGY ARRANGEMENTS

     The Company acquires patent rights and licence technologies from other companies for use in its processes. Cost of the technology licences is amortized over the shorter of the useful life or licence period. At December 31, 2002, unamortized costs for technology licences amounted to $1,739.

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


(c)  CAPITAL COMMITMENTS

     As of December 31, 2001 and 2002, there were the following capital commitments:-

                                                                  DECEMBER 31,
                                                            -----------------------
                                                              2001            2002
                                                            -------         -------
Building, mechanical and electrical installation..........  $   614         $    20
Plant and machinery.......................................   34,924          42,458
                                                            =======         =======


28.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         IN THOUSANDS OF U.S. DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

28.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

     MARKETABLE SECURITIES

     The fair value is estimated based upon the quoted market price on the last business day of the fiscal year. For securities where there are no quoted market prices, the carrying amount is assumed to be its fair value. As of December 31, 2001 and 2002, such securities amounted to $22.


     FIXED DEPOSITS

     The fair value is based on current interest rates available to the Company for fixed deposits of similar terms and remaining maturities.


     LONG-TERM DEBT

     The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.


     1.75% SENIOR CONVERTIBLE NOTES

     The fair value is estimated by obtaining quotes from brokers.


     LIMITATIONS

     Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                                                         DECEMBER 31,
                                                       ---------------------------------------------
                                                                2001                   2002
                                                       ---------------------    --------------------
                                                       CARRYING    ESTIMATED    CARRYING  ESTIMATED
                                                        AMOUNT    FAIR VALUE     AMOUNT   FAIR VALUE
                                                       --------   ----------    --------  ----------
                                                           $           $           $          $
FINANCIAL ASSETS:
  Cash and cash equivalents ........................    115,214     115,214     167,661    167,661
  Marketable securities ............................     23,801      23,801      69,843     69,843
  Fixed deposits pledged ...........................          -           -      12,577     12,853

FINANCIAL LIABILITIES:
  Long-term debt, excluding
    1.75% senior convertible notes .................     28,090      27,959      29,771     30,278
  1.75% senior convertible notes ...................          -           -     205,013    194,250