Form 20-F
period 2003-12-31
ST ASSEMBLY TEST SERVICES LTD
filed 2004-03-19
CIK 1101873

                                  UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2003

                                       or

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

     1,076,620,120 ORDINARY SHARES (PAR VALUE S$0.25 PER ORDINARY SHARE) OF
                REGISTRANT OUTSTANDING AS OF DECEMBER 31, 2003.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No[ ].

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                                   PAGE
Item 1.   Identity of Directors, Senior Management and Advisers.................................................      3
Item 2.   Offer Statistics and Expected Timetable...............................................................      3
Item 3.   Key Information.......................................................................................      3
Item 4.   Information on our Company............................................................................     23
Item 5.   Operating and Financial Review and Prospects..........................................................     41
Item 6.   Directors, Senior Management and Employees............................................................     59
Item 7.   Major Shareholders and Related Party Transactions.....................................................     72
Item 8.   Financial Information.................................................................................     74
Item 9.   The Offer and Listing.................................................................................     75
Item 10.  Additional Information................................................................................     76
Item 11.  Quantitative and Qualitative Disclosures about Market Risk............................................     88
Item 12.  Description of Securities other than Equity Securities................................................     91
Item 13.  Defaults, Dividend Arrearages and Delinquencies.......................................................     91
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..........................     91
Item 15.  Controls and Procedures...............................................................................     91
Item 16A. Audit Committee Financial Expert......................................................................     92
Item 16B. Code of Ethics........................................................................................     92
Item 16C. Principal Accountant Fees and Services................................................................     92
Item 17.  Financial Statements..................................................................................     93
Item 18.  Financial Statements..................................................................................     93
Item 19.  Exhibits..............................................................................................     94

Signatures......................................................................................................     97

When we refer to "Singapore dollars" and "S$" in this Annual Report, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to "New Taiwan dollars" and "NT$" in this Annual Report, we are referring to the New Taiwan dollars, the legal currency of Taiwan. When we refer to "U.S. dollars," "dollars," "$" and "US$" in this Annual Report, we are referring to United States dollars, the legal currency of the United States. For your convenience, unless otherwise indicated, translations of certain Singapore dollar and New Taiwan dollar amounts to U.S. dollars were made at the noon buying rate in the City of New York on December 31, 2003 which was S$1.70 per $1.00 for cable transfers in Singapore dollars, and was NT$33.99 per $1.00 for cable transfers in New Taiwan dollars, as certified for customs purposes by the Federal Reserve Bank of New York. When used in this annual report, the terms "we," "our," and "us" refer to ST Assembly Test Services Ltd and its consolidated subsidiaries, unless otherwise stated.

No representation is made that the Singapore dollar, New Taiwan dollars or U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

Certain of the statements in this Annual Report on Form 20-F, including statements regarding industry growth, are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; the impact of our proposed merger with ChipPAC, Inc.; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described in "Item 3. Key Information -- D. Risk Factors." We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.

We intend to file a proxy statement/prospectus in connection with the proposed merger with the U.S. Securities and Exchange Commission which will contain additional information regarding our proposed merger with ChipPAC. You should read the proxy statement/prospectus when it becomes available as it will contain important information regarding the companies and the proposed merger.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2002 and 2003 and for the fiscal years ended December 31, 2001, 2002 and 2003, are derived from our consolidated financial statements which have been audited by KPMG, independent auditors, and are included in "Item 18. Financial Statements." The selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for the fiscal years ended December 31, 1999 and 2000 are derived from our audited consolidated financial statements, however those audited consolidated financial statements are not included in this Annual Report.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

                                                                YEAR ENDED DECEMBER 31,
                                                   1999       2000       2001        2002       2003
                                                 --------   --------   ---------   --------   ---------
                                                (in thousands of US$, except per ordinary share and per
                                                                       ADS data)
INCOME STATEMENT DATA:
Net revenues                                    $ 201,098  $ 331,271   $ 145,866  $ 225,738  $  380,691
Cost of revenues                                 (132,889)  (231,944)   (217,789)  (247,943)   (328,014)
                                                ---------  ---------   ---------  ---------  ----------
Gross profit (loss)                                68,209     99,327     (71,923)   (22,205)     52,677
                                                ---------  ---------   ---------  ---------  ----------
Operating expenses:
   Selling, general and administrative             28,437     40,798      36,041     36,633      36,378
   Research and development                         7,283     14,636      15,160     18,856      15,295
   Asset impairments(1)                                --         --      23,735     14,666          --
   Prepaid leases written off(2)                       --         --       3,145        764          --
   Stock-based compensation                        25,327        448       1,024         60          97
   Other general expenses (income), net                37        (22)        101        548         374
                                                ---------  ---------   ---------  ---------  ----------
     Total operating expenses                      61,084     55,860      79,206     71,527      52,144
                                                ---------  ---------   ---------  ---------  ----------
Operating income (loss)                             7,125     43,467    (151,129)   (93,732)        533
Other income (expense):
   Interest income (expense), net                  (5,534)     8,214       5,222     (5,143)     (9,209)
   Foreign currency exchange gain (loss)            1,385      2,018         775       (512)      1,634
   Other non-operating income, net                  2,379      3,525       1,990      3,419       7,570
                                                ---------  ---------   ---------  ---------  ----------
     Total other income (expense), net             (1,770)    13,757       7,987     (2,236)         (5)
                                                ---------  ---------   ---------  ---------  ----------
Income (loss) before income taxes                   5,355     57,224    (143,142)   (95,968)        528
Income tax benefit (expense)                         (500)    (2,865)      8,810      7,163        (705)
                                                ---------  ---------   ---------  ---------  ----------
Net income (loss) before minority interest      $   4,855  $  54,359   $(134,332) $ (88,805) $     (177)
Minority interest                                      --         --   $     313  $    (514) $   (1,539)
                                                ---------  ---------   ---------  ---------  ----------
Net income (loss)                               $   4,855  $  54,359   $(134,019) $ (89,319) $   (1,716)
                                                ---------  ---------   ---------  ---------  ----------
Other comprehensive income:
   Unrealized gain (loss) on available-for-sale
    marketable securities                              --         --   $    (303) $   1,012  $    3,687
   Realized gain on available-for-sale
    marketable securities included in net
    loss                                               --         --          --  $    (125) $   (5,040)
   Foreign currency translation adjustment             --         --   $      93  $    (212) $      698
                                                ---------  ---------   ---------  ---------  ----------
Comprehensive income (loss)                     $   4,855  $  54,359   $(134,229) $ (88,644) $   (2,371)
                                                ---------  ---------   ---------  ---------  ----------
Net income (loss) per ordinary share:
   Basic                                        $    0.01  $    0.06   $   (0.14) $   (0.09) $    (0.00)
   Diluted                                      $    0.01  $    0.06   $   (0.14) $   (0.09) $    (0.00)
Net income (loss) per ADS:
   Basic                                        $    0.06  $    0.56   $   (1.36) $   (0.90) $    (0.02)
   Diluted                                      $    0.06  $    0.56   $   (1.36) $   (0.90) $    (0.02)
Ordinary shares (in thousands) used in per
    ordinary share calculation:
   Basic                                          770,259    962,828     989,083    991,549   1,005,374
   Diluted                                        786,725    970,631     989,083    991,549   1,005,374
ADSs (in thousands) used in per ADS
    calculation:
   Basic                                           77,026     96,283      98,908     99,155     100,537
   Diluted                                         78,672     97,063      98,908     99,155     100,537

                                        4

                                                                 YEAR ENDED DECEMBER 31,
                                                     1999        2000      2001       2002        2003
                                                   ---------   --------  --------   --------   ----------
                                                                    (in thousands of US$)
BALANCE SHEET DATA:
Cash and cash equivalents                          $  16,568   $141,733  $115,214   $167,661   $  313,163
Working capital (deficit)                            (74,030)   188,521   109,447    165,851      328,583
Total assets                                         351,965    711,758   576,578    721,968      993,852
Current installments of obligations under
 capital leases                                           --         --     2,564      6,558        5,296
Short-term debt and current installments
 of long-term debt                                    67,420     14,799    14,045     21,588        6,841
Obligation under capital leases, excluding
 current installments                                     --         --     7,689      5,520          812
Long-term debt, excluding current                     46,360     29,599    14,045    218,370      358,789
 installments
Shareholders' equity                                 141,184    585,197   452,795    366,512      475,956
Share capital                                        129,827    159,461   159,961    160,295      172,434
Ordinary shares outstanding                          785,428    986,172   989,683    992,115    1,076,620

(1) The impairment charges were recognized in 2001 in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and in 2002 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) We recorded impairment charges of $3,145,000 in 2001 and $764,000 in 2002 to write off prepaid leases for testers for which we had no expectation of future use.

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.       RISK FACTORS

In addition to the other information and risks described elsewhere in this Annual Report, our business is subject to the following risks:

WE EXPERIENCED SUBSTANTIAL LOSSES IN RECENT YEARS WHICH CONTINUED THROUGH THE FIRST NINE MONTHS OF 2003, AND MAY CONTINUE TO DO SO IN THE FUTURE.

Primarily as a result of the downturn in the semiconductor industry in recent years, we suffered operating losses and net losses since 2001 through the first nine months of 2003. For the years ended 2001 and 2002, we suffered operating losses of $151.1 million and $93.7 million, and net losses of $134.0 million and $89.3 million, respectively. We achieved operating income of $0.5 million and a net loss of $1.7 million for the full year 2003. We may incur operating losses and net losses in the future due to a variety of factors, including if the semiconductor industry does not continue to recover from the downturn as currently expected or makes only a partial recovery.

DOWNTURNS IN THE SEMICONDUCTOR INDUSTRY HAVE ADVERSELY AFFECTED, AND MAY CONTINUE TO ADVERSELY AFFECT, OUR OPERATING RESULTS.

Our results from operations are significantly affected by conditions in the semiconductor industry. The market for semiconductors is characterized by:

         -        rapid technological change;

         -        evolving industry standards;

         -        intense competition; and

         -        fluctuations in end-user demand.

In addition, the semiconductor industry is cyclical and, at various times, has experienced significant downturns because of production over-capacity and reduced unit demand causing rapid erosion of average selling prices and low capacity utilization. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our business would be subject to more intense competition and our results of operations may suffer as a result of the resulting downward pricing pressure and capacity underutilization. The industry began experiencing such a downturn in the fourth quarter of 2000 which continued through 2001 and 2002, with a significant recovery only occurring in 2003 with 18.3% growth, based on data released by the Semiconductor Industry Association or SIA. We cannot assure you that the current recovery or uptrend will continue. If there is any future downturn in the semiconductor industry, our business, financial condition and results of operations are likely to be materially adversely affected.

IF WE ARE UNABLE TO INCREASE OUR CAPACITY UTILIZATION RATES, OUR PROFITABILITY WILL BE ADVERSELY AFFECTED.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units we test and assemble. Insufficient utilization of installed capacity can have a material adverse effect on our profitability. In 2001, our capacity utilization rates declined substantially from prior levels, primarily as a result of a decrease in demand for our test and assembly services resulting from a downturn in the overall semiconductor industry, particularly for communications applications. Due to our high level of fixed costs, we suffered negative margins and substantial operating losses and net losses in 2001 and 2002. While capacity utilization rates increased in 2002 and 2003, they have not returned to their former levels and our net losses continued in 2003.

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

A DECREASE IN DEMAND FOR COMMUNICATIONS EQUIPMENT AND PERSONAL COMPUTERS WOULD SIGNIFICANTLY DECREASE THE DEMAND OF OUR SERVICES.

Substantially all of our net revenues are derived from customers who use our test or assembly services for semiconductors used in communications equipment and personal computers. In 2002 and 2003, 84.6% and 88.2%, respectively, of our net revenues was derived from testing and assembly of semiconductors used in such applications. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling price of communications equipment and personal computers places significant pressure on the prices of the components that are used in this equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.

OUR RESULTS FLUCTUATE FROM QUARTER TO QUARTER.

Our operating results have fluctuated and may continue to fluctuate substantially from quarter to quarter due to a wide variety of factors, including:

         -        general economic conditions in the semiconductor industry;

         - a shift by integrated device manufacturers, or IDMs, between internal and outsourced test and assembly services;

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

         - the ability to obtain adequate equipment and materials on a timely basis;

         - any exposure to currency and interest rate fluctuations that may not be adequately covered under our hedging policy; and

         -        weakness in the supply of wafers.

As a result of all of these factors, we believe that period-to-period comparisons of our operating results are not meaningful, and you should not rely on such comparisons to predict our future performance. Unfavorable changes in any of the above factors may adversely affect our business, financial condition and results of operations. In addition, such unfavorable changes could cause volatility in the price of our ordinary shares and American Depositary Shares, or ADSs.

For example, during the second quarter of 1998 and again in the fourth quarter of 2000 and throughout 2001, the average selling prices of many of our test and assembly services decreased because of an excess of worldwide capacity relative to demand which resulted in intense competition among independent test and assembly service providers. This resulted in decreased demand for our test and assembly services which adversely impacted our financial results. If we cannot offset declines in selling prices by reducing our costs of delivering those services, increasing the number of units tested or assembled, or shifting our focus to higher margin test and assembly services, our business, financial condition and results of operations could be adversely affected. See "Item 5. Operating and Financial Review and Prospects."

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

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

We are dependent on a small group of customers for substantially all of our net revenues. Our ten largest customers accounted for 85.6%, 79.8% and 78.8% of our net revenues in 2001, 2002 and 2003, respectively. In the year ended December 31, 2003, our three largest customers, Analog Devices, Broadcom and Marvell, each represented in excess of 10% of our net revenues and in the aggregate represented 57.2% of our net revenues. In 2001, 2002 and 2003, 78.4%, 80.8% and 81.4%, respectively, of our net revenues came from customers based in the United States. We anticipate that for the foreseeable future our ten largest customers will continue to account for most of our net revenues and that we will continue to be significantly dependent on net revenues from customers based in the United

States. Our ability to retain these customers, as well as other customers and to add new customers is important to the ongoing success of our company. The loss of one or more of our key customers, or reduced orders from any of our key customers, could have a material adverse effect on our business, financial condition and results of operations. See "Item 4. Information on Our Company - Customers."

DECISIONS BY OUR INTEGRATED DEVICE MANUFACTURER, OR IDM, CUSTOMERS TO CURTAIL OUTSOURCING MAY ADVERSELY AFFECT OUR COMPANY.

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

WE MAY NOT BE ABLE TO DEVELOP OR ACCESS LEADING TECHNOLOGY WHICH MAY AFFECT OUR ABILITY TO COMPETE EFFECTIVELY.

The semiconductor test and assembly market is characterized by rapid technological change. We must be able to offer our customers test and assembly services based upon the most advanced technology. This requirement could result in significant capital expenditures in the future. Advances in technology typically lead to rapid and significant price declines and decreased margins for older package types and may also affect demand for test services. Technology advances could also cause our test or assembly capabilities to be less competitive with new technologies and, in certain cases, to be obsolete. We periodically review our equipment for obsolescence and impairment. If we determine that, due to technology advances, reduced demand in certain end markets or otherwise, the anticipated future usage of any of our equipment has been diminished, we will write-down such equipment. In 2001 and 2002, we wrote-down $26.9 million and $15.4 million of equipment, respectively.

If we fail to develop advanced test and assembly services or to access those developed by others in a timely manner, we could lose existing customers or miss potential customers demanding these advanced services. Developing new technology may result in longer sales cycles and product implementations, which may cause revenue and operating income to fluctuate or fail to meet expectations. Also, we would miss the opportunity to benefit from the higher average selling prices which are derived from newer and emerging test and assembly services. In addition, the choice of test equipment is important to us because obtaining the wrong test equipment or failing to understand market requirements will make us less competitive and will lower our asset utilization. In order to remain competitive, we must be able to upgrade or migrate our test equipment to respond to changing technological requirements.

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

WE EXPECT TO INCUR SIGNIFICANT CAPITAL EXPENDITURES IN THE FUTURE AND THEREFORE MAY REQUIRE ADDITIONAL FINANCING IN THE FUTURE.

Our capital expenditures are largely driven by the demand for our services. Accordingly, we cannot accurately estimate our capital expenditure beyond the next quarter which may result in additional capital expenditures beyond previously anticipated. Our capital expenditures increased from $134.7 million in 2002 to $231.9 million in 2003 primarily as a result of an increase in demand for our services. In 2004, we currently expect that our capital expenditures will be between $200 million and $250 million. To grow our business, we will need to increase our test and assembly capacity as well as replace existing equipment from time to time. This will require substantial capital expenditures for additional equipment and further expenditure to recruit and train new employees. These expenditures will likely be made in advance of increased sales. We cannot assure you that our net revenues will increase after these expenditures. Our failure to increase our net revenues after these expenditures could have a material adverse effect on our business, financial condition and results of operations.

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

WE HAVE ENTERED INTO A NUMBER OF FINANCING ARRANGEMENTS THAT IMPOSE LIMITATIONS ON OUR ACTIONS.

Under our convertible notes due 2007 and 2008, there are certain restrictions on our ability to undertake a consolidation or merger with another entity and to create security interests upon the whole or any part of our property or assets and the property and assets of our material subsidiaries. Our medium term note program, or MTN Program, limits our ability to pay dividends while the interest on the notes is unpaid and to create security interests to secure our indebtedness.

As a result of these limitations, we may encounter difficulties obtaining the required consents from our existing lenders to conduct our business, in particular, to obtain the necessary financing to maintain or grow our business, on a timely basis or at all. This could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON RAW MATERIALS SUPPLIERS AND GENERALLY DO NOT HAVE ANY LONG-TERM SUPPLY CONTRACTS WITH THEM.

We obtain the materials we need for our assembly services from outside suppliers. We purchase all of our materials on a purchase order basis. We generally do not enter into long-term contracts with any of our suppliers. If we cannot obtain sufficient quantities of materials at reasonable prices or if we are not able to pass on higher materials costs to our customers, this could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE SUCCESSFUL IN OUR ACQUISITIONS AND INVESTMENTS IN OTHER COMPANIES AND BUSINESSES.

As part of our growth strategy, from time to time, we may make acquisitions and investments in companies or businesses. For example, on February 10, 2004, we signed an Agreement and Plan of Merger and Reorganization with ChipPAC, Inc., or ChipPAC, pursuant to which a newly formed, wholly owned subsidiary of ours will merge with ChipPAC and ChipPAC will become our wholly owned subsidiary. In 2003, we set up a new manufacturing facility in Shanghai, China as a first step of our strategic plan to establish a significant manufacturing presence in China to service our existing international customers as well as engage the indigenous Chinese foundries and design houses. In 2001, we acquired a majority interest in Winstek Semiconductor Corporation, or Winstek, to enhance our position in the Taiwanese market. The success of our acquisitions and investments depends on a number of factors, including:

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

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

The independent semiconductor test and assembly service industry is very competitive and diverse and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry comprises both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors that are much larger in size than us. These competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ASE Test Limited, ASAT Holdings Limited and Siliconware Precision Industries Co., Ltd. Their facilities are primarily located in Asia.

Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and has been in operation for some time. Such companies have also established relationships with many of our current or potential customers. Some of our competitors have established testing facilities in North America and may commence independent testing operations in Asia. These activities would compete directly with our activities.

We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial and other resources than we do and may rely on internal sources for test and assembly services for a number of reasons including due to:

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

OUR INTELLECTUAL PROPERTY IS IMPORTANT TO OUR ABILITY TO SUCCEED IN OUR BUSINESS BUT MAY BE DIFFICULT TO PROTECT.

Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of February 15, 2004, we held a total of 43 patents in Singapore and the United States. We have also filed 56 patent applications in various countries as appropriate. We cannot assure you that any of our filed applications for patents will be granted, or, if granted, will not be challenged, invalidated or circumvented or will offer us any meaningful protection. Further, we cannot assure you that the Asian countries in which we market our products will protect our intellectual property rights to the same extent as the United States. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our assembly services, or that any confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate protection. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

We have licenses to use third party patents, patent applications and other technology rights, as well as trademark rights, in the operation of our business. To the extent these licenses are not perpetual and irrevocable, we believe that these licenses will be renewable under normal commercial terms upon their expiration. However, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor due to our uncured breach, if any, or in the event of our bankruptcy, as the case may be, which could cause us to incur substantial liabilities and to suspend the packaging services and processes that utilized these technologies. Even if we are able to renew these arrangements, no assurances can be made that they will be on the same terms as currently exist.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY RIGHTS DISPUTES.

Our ability to compete successfully will depend, in part, on our ability to operate without infringing the proprietary rights of others. When we become aware of the valid intellectual property of others that may pertain to or affect our business, we will attempt to either design around such intellectual property license or cross-license, or otherwise obtain rights that we feel are required. However, we have no means of ascertaining what patent applications have been filed in the United States until they are granted or, for certain patent applications, until they are published. In addition, we may not be aware of the intellectual property rights of others or be familiar with the laws governing such rights in certain countries in which our products are or may be sold. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims and other intellectual property claims brought by third parties.

In the event that any valid claim is made against us, we could be required to:

         -        stop using certain processes;

         - cease manufacturing, using, importing or selling infringing packages;

         -        pay substantial damages;

         -        develop non-infringing technologies; or

         -        attempt to acquire licenses to use the infringed technology.

It is the nature of the semiconductor industry that, from time to time, we may receive communications alleging that we have infringed intellectual property rights of others. We may also, from time to time, receive from customers, requests for indemnification against pending or threatened infringement claims brought against such customers. We do not currently have any material third party allegations of or claims for indemnification against intellectual property infringement. However, we cannot assure you that any future allegations or requests for indemnification will not have a material adverse effect on our business or financial condition.

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

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD CONTROLS OUR COMPANY AND THEREBY MAY DELAY, DETER OR PREVENT ACTS THAT WOULD RESULT IN A CHANGE OF CONTROL.

On December 29, 2003, Singapore Technologies Pte Ltd transferred the ownership of all our ordinary shares held by Singapore Technologies Pte Ltd to its wholly owned subsidiary, Singapore Technologies Semiconductors Pte Ltd. As of February 15, 2004, Singapore Technologies Semiconductors Pte Ltd beneficially owned approximately 66.15% of our ordinary shares (including 5.27% of shares lent to Deutsche Bank AG and Morgan Stanley & Co. International Limited pursuant to a Global Master Securities Lending Agreement in connection with the issue of convertible notes due 2008 by ST Assembly Test Services Ltd dated October 29, 2003 executed by each of Deutsche Bank AG and Morgan Stanley & Co. International Limited). As of February 15, 2004, Temasek Holdings (Private) Limited, or Temasek Holdings, the principal holding company through which the corporate investments of the Government of

Singapore are held, directly owned approximately 81.3% of the ordinary shares of Singapore Technologies Pte Ltd. The remaining 18.7% of the ordinary shares of Singapore Technologies Pte Ltd is owned by Singapore Technologies Holdings Pte Ltd which is in turn 100% owned by Temasek Holdings. Singapore Technologies Holdings Pte Ltd also owns all of the 50,000 issued preference shares in Singapore Technologies Pte Ltd. As a result, Singapore Technologies Pte Ltd and Temasek Holdings are able to exercise direct or indirect control over matters requiring shareholder approval.

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

In the event that the merger with ChipPAC is completed, we anticipate that Singapore Technologies Semiconductors Pte Ltd's beneficial ownership of our ordinary shares would be reduced to approximately 36%. We further anticipate that Singapore Technologies Semiconductors Pte Ltd will remain our largest shareholder and will have significant influence over matters requiring the approval of our shareholders.

A CHANGE IN CONTROL OR REORGANIZATION OF OUR COMPANY COULD RESULT IN A BREACH OF CERTAIN OF OUR AGREEMENTS.

Our convertible notes due 2007 and 2008 and MTN Program provide that noteholders may require us to redeem the notes if any person other than Singapore Technologies Pte Ltd or its affiliates holds, directly or indirectly, more than 50% of our issued share capital. From time to time, we may agree to similar terms in our material financing contracts or other arrangements. Under our lease agreement with the Housing and Development Board, or HDB, relating to the lease of facilities at 5 Yishun Street 23, Singapore 768422, we require the consent of the HDB to effect any form of reorganization of our company, including a merger with another company such as our proposed merger with ChipPAC. We cannot assure you that Singapore Technologies Pte Ltd will not directly or indirectly reduce its shareholding in our company and no other person will acquire more than 50% of our issued share capital or that we will be able to obtain HDB's consent upon such reorganization of our company. If this were to occur, we may be in breach of these agreements and our financial condition may be materially adversely affected.

WE MAY HAVE CONFLICTS OF INTEREST WITH OUR AFFILIATES.

In the past, a substantial portion of our financing, as well as our net revenues, have come from our affiliates, and we have paid a management fee to Singapore Technologies Pte Ltd for certain services. We will continue to have certain contractual and other business relationships and may engage in material transactions with the Government of Singapore and companies within the Singapore Technologies Group (including Chartered Semiconductor Manufacturing Ltd, or Chartered, which is a major customer). Although all new material related party transactions generally require the approval of the Audit Committee and in certain circumstances may also require separate approval of a majority of our Board of Directors, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, both EDB Investments Pte Ltd, or EDBI (one of our principal shareholders), Singapore Technologies Pte Ltd and each of their affiliates make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. For example, affiliates of Singapore Technologies Pte Ltd have investments in United Test & Assembly Center Ltd, a Singapore-based provider of semiconductor assembly and testing services for semiconductor logic/ASIC and memory products. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any conflicts of interest will be resolved in our favor. See "Item 7. Major Shareholders and Related Party Transactions."

OUR OUTSTANDING INDEBTEDNESS INCREASED SUBSTANTIALLY WITH THE ISSUANCE OF OUR CONVERTIBLE NOTES DUE 2007 AND 2008 AND WE MAY REQUIRE FINANCING TO FULFILL OUR OBLIGATIONS UNDER OUR CONVERTIBLE NOTES.

As of December 31, 2003 we had $358.8 million of long-term debt outstanding, excluding current installments, of which $327.4 million was comprised of our convertible notes due 2007 and 2008, compared to $218.4 million of long-term debt outstanding as of December 31, 2002. As a result, our interest expense and related debt service costs significantly increased from a net interest expense of $5.1 million in 2002 to a net interest expense of $9.2 million in 2003. This increased indebtedness may impact us by:

- making it more difficult for us to obtain additional financing and limiting our financial flexibility as a result of our higher debt to equity ratio;

- increasing our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;

- requiring us to dedicate a substantial portion of our cash flow from operations to payments on this indebtedness, thus reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

- placing us at a competitive disadvantage relative to our competitors that have less debt; and

- limiting, along with the financial and other restrictive covenants in the indebtedness, our ability to borrow additional funds.

In addition, the holders of our convertible notes due 2007 and 2008, may in certain circumstances, including a change in control, or on March 18, 2005 in respect of the convertible notes due 2007 and on November 7, 2007 in respect of the convertible notes due 2008, require us to redeem all or a portion of the holders' convertible notes. If such an event were to occur, or at maturity of our convertible notes, we cannot assure you that we will have sufficient funds or would be able to arrange financing to make the required purchase or redemption. We may be required to refinance our debt in order to make such payments. We may not be able to obtain such financing on terms that are acceptable to us or at all. If we are unable to obtain adequate financing to repurchase or redeem the convertible notes, we will be in default under the terms of the convertible notes.

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

WE NEED A CLEAN ROOM ENVIRONMENT FOR OUR OPERATIONS.

Our testing and assembly operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our testing or assembly environment, our test or assembly equipment may become nonfunctional or the semiconductors we test and assemble may be defective. See "Item 4. Information on Our

Company-B. Business Overview-Quality Control." If we experience prolonged interruption in our operations due to problems in the clean room environment, this could have a material adverse effect on our business, financial condition and results of operations.

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

We invest significant resources in research and development. Our research and development expenses were approximately $15.2 million in 2001, $18.9 million in 2002 and $15.3 million in 2003. However, our research and development efforts may not yield commercially viable packages or test services. The qualification process for new packages and test services is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages or test services, a significant amount of time will have elapsed between our investment in new packages or test services and the receipt of any related revenues.

WE MAY BE AFFECTED BY SIGNIFICANT FLUCTUATIONS IN EXCHANGE RATES.

Our financial statements are prepared in U.S. dollars. Our net revenues are generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars and other currencies. As a result, we are affected by fluctuations in foreign currency exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar and other currencies. For example, substantially all of our revenues and the majority of our cost of revenues are denominated in U.S. dollars. In 2003, if the Singapore dollar had strengthened against the U.S. dollar by 2.0%, our cost of revenues would have increased by approximately 0.6%. Likewise, if the Singapore dollar had weakened against the U.S. dollar by 2.0%, our cost of revenues would have decreased by approximately 0.6%. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. Any significant fluctuation in currency exchange rates may harm our company.

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

Taiwan is susceptible to earthquakes. For example, on March 31, 2002, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in central Taiwan. This earthquake damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. Our 55%-owned subsidiary, Winstek, experienced no structural damage to its facilities and no damage to its machinery and equipment as a result of this earthquake. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquake. The production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and packaging services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business, in particular Winstek's business, and may have a material adverse effect on our financial condition and results of operations.

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

RISK FACTORS RELATING TO OUR PROPOSED MERGER WITH CHIPPAC

OUR PROPOSED MERGER WITH CHIPPAC MAY NOT BE SUCCESSFUL.

On February 10, 2004, we signed an Agreement and Plan of Merger and Reorganization with ChipPAC pursuant to which a newly-formed wholly owned subsidiary of ours will merge with ChipPAC and ChipPAC will become our wholly owned subsidiary. Consummation of the proposed merger is subject to certain conditions, including approval of our shareholders and the shareholders of ChipPAC, expiration of the Hart-Scott-Rodino antitrust waiting period in the United States, receipt of a private letter ruling from the U.S. tax authorities or opinions from nationally recognized law firms relating to the tax treatment of the merger for ChipPAC stockholders and other customary conditions, which we cannot assure you will be satisfied or waived soon or at all. If we are delayed or unable to satisfy the conditions to closing, the proposed merger may be delayed or may not close.

We cannot assure you that the combined company will be successful in its integration efforts and/or will be able to generate the results of operations or maintain or improve its financial condition as we currently anticipate. In particular, we cannot assure you that:

         - the increase in scale from the combined operations will benefit our business as currently anticipated;

         - we will be able to provide the combined range of services that are currently provided by us and ChipPAC;

         - we will be able to maintain or strengthen our position in the respective end markets we or ChipPAC currently serve;

         - we will be able to maintain or grow our customer, supplier or strategic partner bases;

         -        our operations will be successful in the future;

         -        we will be able to maintain or strengthen our balance sheet;

         - the merger will be accretive to our financial results or that we will achieve any synergies, including revenue and cost synergies, from the merger; and

         - we will be able to successfully integrate our employees and operations with those of ChipPAC.

If the merger is unsuccessful or we do not achieve the results of operations as currently planned, our business, results of operations and financial condition will likely be materially adversely affected.

FAILURE TO RECEIVE THE PRIVATE LETTER RULING FROM THE IRS MAY DELAY OR PREVENT THE MERGER.

A condition to closing the merger is receipt by us and ChipPAC of the private letter ruling from the IRS or opinions from nationally recognized law firms that the exchange of ChipPAC Class A common stock for our ADSs in the merger will not result in the recognition of gain under Section 367 of the Internal Revenue Code. We and ChipPAC have submitted our request to the IRS for the private letter ruling. In the event that neither the private letter ruling nor the opinions can be obtained, the merger agreement may be terminated. There can be no assurance that the IRS will issue the private letter ruling prior to our extraordinary general meeting and the ChipPAC special meeting to approve the merger, if at all. If the IRS does not issue the private letter ruling in a timely manner, or advises us and ChipPAC that it will not issue the private letter ruling, it is unlikely that nationally recognized law firms would be able to give us and ChipPAC opinions in a timely manner, if at all. Consequently, assuming all other conditions to closing have been satisfied or waived, including the requisite approvals of our shareholders and ChipPAC stockholder approvals, consummation of the merger may be materially delayed and/or the merger agreement may be terminated.

Any delay of the consummation of the merger could prevent the combined company from realizing the expected benefits of the merger and could materially harm its business, financial results and prospects. In the event that neither the private letter ruling nor the opinion can be obtained, the merger agreement may be terminated.

THE COMBINED COMPANY MAY FACE CHALLENGES IN INTEGRATING CHIPPAC WITH US AND, AS A RESULT, MAY NOT REALIZE THE EXPECTED BENEFITS OF THE MERGER.

The combined company may not be successful in integrating our business and with that of ChipPAC's. Integrating the two companies' operations and personnel will be a complex process. The integration may not be completed rapidly and may not achieve the anticipated benefits of the merger. The successful integration of the two companies' businesses will require, among other things, the following:

         - integration of the two companies' products and services, sales and marketing, information and software systems and other operations;

         -        retention and integration of management and other employees;

         -        achievement of the expected cost savings;

         - coordination of ongoing and future research and development efforts and marketing activities;

         - retention of existing customers of both companies and attraction of additional customers;

         - retention of strategic partners of each company and attraction of new strategic partners;

         - developing and maintaining uniform standards, controls, procedures and policies;

         - minimization of disruption of the combined company's ongoing business and distraction of its management; and

         -        limiting expenses related to integration.

The successful integration of the two companies will involve considerable risks and may not be successful. These risks include:

         - the impairment of relationships with employees, customers and business partners;

         - the potential disruption of the combined company's ongoing business and distraction of its management;

         - the difficulty of incorporating acquired technology and rights into the products and service offerings of the combined company; and

         - unanticipated expenses and potential delays related to the integration of us and ChipPAC.

The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger. The diversion of the attention of management and any difficulties encountered in the process of combining us and ChipPAC could cause the disruption of, or a loss of momentum in, the activities of the combined company's business. Further, the process of combining ChipPAC's business with our business could negatively affect employee morale and our ability to retain some key employees of either company after the merger. If the anticipated benefits of the merger are not realized or the combined company is unsuccessful in addressing the risks related to the integration, the combined company's business, financial condition and results of operations may be negatively impacted.

In addition, we intend, after the merger, to develop new products and services that combine our assets with those of ChipPAC. This may result in longer sales cycles and product implementations, which may cause revenue and operating income to fluctuate and fail to meet expectations.

WHETHER OR NOT THE MERGER IS COMPLETED, THE ANNOUNCEMENT OF THE PROPOSED MERGER MAY CAUSE DISRUPTIONS IN OUR BUSINESS WHICH COULD HAVE MATERIAL ADVERSE EFFECTS ON OUR BUSINESS AND OPERATIONS.

Whether or not the merger is completed, our and ChipPAC's customers, suppliers or other strategic partners in response to the announcement of the merger, may terminate or cancel their existing relationships with us or ChipPAC, or delay or defer decisions to enter into or to renew those arrangements, which could have a material adverse effect on the business of either company and, if the merger is completed, the business of the combined company. Similarly, current and prospective employees of ours or ChipPAC's may experience uncertainty about their future roles with the combined company which may adversely affect the ability of the combined company to attract and retain key management, sales, marketing and technical personnel.

WE EXPECT TO INCUR SIGNIFICANT TRANSACTION COSTS IN CONNECTION WITH THE MERGER WHICH COULD ADVERSELY AFFECT THE FINANCIAL RESULTS OF THE COMBINED COMPANY.

We expect to incur transaction costs of approximately $10.0 million (excluding ChipPAC's costs) in connection with the merger. If the benefits of the merger do not exceed the associated costs, including costs associated with integrating the two companies and the dilution to our shareholders resulting from the issuance of our ADSs in connection with the merger, the combined company's financial results, including earnings per ordinary share and per ADS, could be materially harmed.

WE MAY NOT BE ABLE TO ENTER INTO A MERGER OR BUSINESS COMBINATION WITH ANOTHER PARTY AT A FAVORABLE PRICE BECAUSE OF RESTRICTIONS IN THE MERGER AGREEMENT.

Provisions in the merger agreement prohibit each of us and ChipPAC, subject to certain exceptions, from soliciting, initiating, encouraging or entering into certain other transactions such as a merger, sale of assets or other business combination outside the ordinary course of business with any other third parties. These provisions may discourage other companies from proposing transactions that may be favorable to us and our shareholders. As a result, if the merger is not consummated, we may be at a disadvantage to our competitors.

WE MAY RECOGNIZE CHARGES TO EARNINGS RESULTING FROM THE APPLICATION OF THE PURCHASE METHOD OF ACCOUNTING.

In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting, which will result in charges to earnings. Under purchase accounting, we will record the market value of our ADSs issued in connection with the merger, the fair market value of the options to purchase ChipPAC Class A common stock that will be substituted with options to purchase our ordinary shares and the amount of direct transaction costs, as the cost of acquiring the business of ChipPAC. The combined company will allocate these total costs to ChipPAC's net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to in-process research and development will be expensed by the combined company in the quarter in which the merger is completed. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of these assets, including goodwill or intangible assets with indefinite lives, becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, in-process research and development and potential impairment charges will decrease the net income of the combined company in the foreseeable future, which could materially impact the combined company's business and results of operations.

IF THE COMBINED COMPANY IS UNABLE TO TAKE ADVANTAGE OF OPPORTUNITIES TO MARKET AND SELL OUR AND CHIPPAC'S PRODUCTS AND SERVICES TO THE OTHER'S TRADITIONAL CUSTOMERS, THE COMBINED COMPANY MAY NOT REALIZE SOME OF THE EXPECTED BENEFITS OF THE MERGER.

Prior to the merger, we and ChipPAC have each maintained separate and distinct customer bases and business partners specific to their respective businesses. Following the merger, the combined company expects to take advantage of the customer bases of the formerly separate businesses in order to promote and sell the products and services of one company to the traditional customers and business partners of the other company. In the event that the traditional customers and business partners of either ours or ChipPAC are not receptive to the products and services of the other, the combined company may not realize some of the expected benefits of the merger, and the business of the combined company may be harmed.

FAILURE TO COMPLETE THE MERGER COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

Our obligation to consummate the proposed merger is subject to the satisfaction or waiver of a number of closing conditions, including receipt of the private letter ruling from the IRS relating to the U.S. federal income, governmental approvals and shareholder approvals.

If the merger is not completed for any reason, we will be subject to a number of material risks, including:

         - we may be obligated to pay a termination fee of $40 million to the other party if the merger agreement is terminated in certain circumstances;

         - costs related to the merger, such as legal and accounting fees and a portion of the investment banking fees, must be paid even if the merger is not completed;

         - benefits that we expect to realize from the merger would not be realized; and

         - the diversion of our management attention from our day-to-day business and the unavoidable disruption to our respective employees and relationships with customers and suppliers during the period before consummation of the merger may make it difficult for us to regain our financial and market position if the merger does not occur.

If we are unsuccessful in addressing these risks, our respective business, financial condition and results of operations may be negatively impacted.

NEED FOR GOVERNMENTAL CONSENTS AND APPROVALS MAY PREVENT OR DELAY CONSUMMATION OF THE MERGER.

Our and ChipPAC's obligations to consummate the proposed merger are subject to the satisfaction or waiver of a number of closing conditions including, among other things, receipt of all necessary governmental consents and approvals. In particular, the merger is subject to review by the Antitrust Division of the United States Department of Justice and the Federal Trade Commission under the HSR Act. Under this statute, we and ChipPAC are required to make pre-merger notification filings and to await the expiration or early termination of statutory waiting periods and clearance prior to completing the merger. We and ChipPAC are seeking to obtain all such required regulatory clearances prior to the scheduled completion of these transactions.

The reviewing authorities may not permit the merger at all or may impose restrictions or conditions on the merger that may seriously harm the combined company if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or the holding of separate assets or businesses. While the merger agreement provides that we and ChipPAC must use their reasonable best efforts to obtain all regulatory clearances necessary for the consummation of the merger, either we or ChipPAC may refuse to complete the merger if restrictions or conditions are required by governmental authorities that would require us or ChipPAC to divest any assets or license any technology that, individually or in the aggregate, would have a fair value in excess of $10,000,000 in any manner that would not be commercially reasonable. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. We and ChipPAC also may agree to restrictions or conditions imposed by antitrust authorities in order to obtain regulatory approval, and these restrictions or conditions could harm the combined company's operations. In addition, during or after the statutory waiting periods, and even after the completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before

\
or after it is completed. We, ChipPAC or the combined company may not prevail, or may incur significant costs, in defending or settling any action under such antitrust laws.

ITEM 4.  INFORMATION ON OUR COMPANY

A.    HISTORY AND DEVELOPMENT OF OUR COMPANY

ST Assembly Test Services Ltd was incorporated in Singapore as a limited liability company on October 31, 1994 and began operations in January 1995.

In February 2000, we completed our initial public offering. Our ordinary shares are listed on the Singapore Exchange Securities Trading Limited or SGX-ST (SGX-ST: ST Assembly) and our ADSs are quoted on the Nasdaq National Market or Nasdaq (NASDAQ: STTS). Our registered office is at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore, Telephone: (65) 6824 7888, Facsimile:
(65) 6822 7822, website: www.stts.com and our agent for service in the United States is the current Company Secretary of ST Assembly Test Services, Inc., 1768 McCandless Drive, Milpitas, CA. 95035, United States of America, Telephone: (1
408) 586-0600 Fax: (1 408) 586-0601. Our principal place of operations is in Singapore and our global operations are mainly carried out in the United States, United Kingdom, Japan, Germany, Taiwan and China.

For information concerning the proposed merger of our company with ChipPAC, see "Item 10. Material Contracts."

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

We are a leader in testing mixed-signal semiconductors, while offering our customers a full range of test and assembly services for most types of semiconductors, including high performance digital semiconductors. We provide these test and assembly services to semiconductor companies which do not have their own manufacturing facilities (fabless companies), vertically integrated device manufacturers (IDMs), and independent semiconductor wafer foundries (foundries). In the year ended December 31, 2003, 52.5% of our net revenues were from test services and 47.5% of our net revenues were from assembly services.

Most of our test and assembly services are provided at our main facility in Singapore. We believe that our Singapore location provides us with an ideal stable base. However, we have built, and will continue to consider building or developing, additional facilities in other locations in order to provide our customers with more access to our services. Through our 55%-owned subsidiary, Winstek, we provide test services in Taiwan. Our new Shanghai facility, which became operationally ready in the fourth quarter of 2003, offers wafer probe and final test for mixed signal and high-end digital applications. Our two wholly owned subsidiaries in the United States, ST Assembly Test Services, Inc., or STATS Inc., and STATS FastRamp Test Services, Inc. (formerly FastRamp Test Services, Inc.), or STATS FastRamp, provide sales and marketing, design support, research and development, high-end engineering and pre-production test services and tester rental services to customers in the United States. We also have two package design centers in Arizona and California, in the United States of America.

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

The semiconductor industry is cyclical and, at various times, has experienced significant downturns because of production over-capacity and reduced unit demand causing rapid erosion of average selling prices and low capacity utilization. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our business would be subject to more intense competition and our results of operations may suffer as a result of the resulting downward pricing pressure and capacity underutilization. The industry began experiencing such a downturn in the fourth quarter of 2000 which continued through 2001 and 2002, with a significant recovery only occurring in 2003 with 18.3% growth, based on data released by the Semiconductor Industry Association or SIA. If there is any future downturn in the semiconductor industry, our business, financial condition and results of operations are likely to be materially adversely affected.

SEMICONDUCTOR MANUFACTURING PROCESS

The production of a semiconductor is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The production process can be broadly divided into three primary stages:

         -        wafer fabrication, including wafer probe;

         - assembly of bare semiconductors, or die, into finished semiconductors (referred to as "assembly" or "packaging;" and

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

Fabless semiconductor companies, which concentrated their efforts and resources on the design, marketing and sale of semiconductors, emerged in the mid-1980s. Fabless companies outsource virtually every step of the production process -fabrication, packaging and testing - to independent companies, allowing them to utilize the latest test and assembly technology without committing significant amounts of capital and other resources to manufacturing.

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

OUR SERVICES

We are in the semiconductor backend outsource business. We offer full backend turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. In 2003, 52.5% of our net revenues were from test services and 47.5% of our net revenues were from assembly services.

TEST SERVICES

We offer wafer probe and final testing on many different platforms, covering the major test platforms in the industry. Final testing involves using sophisticated test equipment and customized software programs to electronically test a number of attributes of packaged semiconductors for functionality. Wafer probe is the step immediately prior to the assembly of semiconductors and involves electrical testing of the processed wafer for defects. Wafer probe services require similar expertise and testing equipment to that used in final testing, and several of our testers (with the substitution of different handlers or probers are used for wafer probe services).

We have invested in state-of-the-art testing equipment that allows us to test a broad variety of semiconductors, especially mixed-signal and high performance digital devices.

Mixed-signal Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable modem set-top boxes; and for wireless telecommunications products such as cellular phones, base stations, WLAN and Bluetooth(TM) devices, personal computer and consumer applications. Bluetooth(TM) is a technology that enables short range wireless communication between different electronic appliances. We are a member of the Bluetooth(TM) Special Interest Group (SIG). We also test mixed-signal semiconductors for computer and consumer components including audio devices, CD-ROM, hard disk drive controllers, DVD players and game consoles.

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

Memory Testing. We provide wafer probe services covering a limited type of memory devices including static and non-volatile memories.

The following table sets forth, for the periods indicated, the percentage of our net revenues from testing services by type of semiconductor.

                YEAR ENDED DECEMBER 31
                2001    2002     2003
--------------------------------------
Mixed signal     84.3%   75.9%    82.4%
Digital          15.1    23.9     17.5
Memory            0.6     0.2      0.1
--------------------------------------
Total           100.0%  100.0%   100.0%
======================================

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

Our current and ongoing investment is in line with our packaging development focus which has primarily been on high-pin count packages system in package modules for surface mount technology, or SMT packages. SMT packages typically incorporate leads or interconnects which are soldered to the surface of the printed circuit board rather than inserted into holes, as is the case in older plated-through-hole, or PTH, technology packages. SMT is typically the preferred technology for most advanced semiconductors.

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

                          NUMBER
    PACKAGE FORMAT       OF LEADS                DESCRIPTION                     TYPICAL APPLICATIONS
--------------------------------------------------------------------------------------------------------
Thin Shrink Small           14-38   Traditional leadframe package with       Mobile phone, mass storage,
Outline  Package or                 thickness below 1.0mm designed for       multimedia and PDA
TSSOP                               logic, analog and mixed signal devices
                                    such as Flash, SRAM, EPROM, EEPROM and
                                    DRAM

Thin Quad Flat Package     32-128   Advanced QFP with thickness of           Mobile phone, mass storage
or TQFP                             1.0mm for use in low profile, space      and multimedia
                                    constrained applications

Low Quad Flat Package      32-208   Advanced QFP with thickness of           Mobile phone, mass storage
or LQFP                             1.4mm for use in low profile, space      and multimedia
                                    constrained applications

Metric Quad Flat           44-240   Traditional QFP designed for ASICs,      Access/LAN equipment,
Package or MQFP                     FPGAs and DSPs                           multimedia and mass
                                                                             storage

Plastic Leaded Chip         44-84   Traditional leadframe package            PC, access equipment and
Carrier or PLCC                     designed for applications that do not    multimedia
                                    have space constraints and do not
                                    require a high number of
                                    interconnects

Enhanced Leadframe Packages. Our enhanced leadframe packages are similar in design to our standard leadframe packages but are generally thinner and smaller and have advanced thermal and electrical characteristics which are necessary for many of the leading-edge semiconductors designed for communications applications.

The following table summarizes our enhanced leadframe packages.

                          NUMBER
    PACKAGE FORMAT       OF LEADS             DESCRIPTION                TYPICAL APPLICATIONS
-----------------------------------------------------------------------------------------------
Quad Leadless Package        8-68   Lead frame based near chip        Mobile phone, PDA, GPS
or QLP                                                                and multimedia

Exposed Pad Quad Flat      48-216   Thermally enhanced QFP with       Access/WAN/LAN equipment
Package or EPQFP                    30% greater thermal dissipation   and PC/graphics,
                                    than MQFP                         HDD

Exposed Drop-in Heat       48-208   Thermally enhanced QFP with       Access/WAN/LAN
Sink Quad Flat Package              60% greater thermal dissipation   equipment and PC/graphics
or EDQFP                            than MQFP


                            NUMBER
     PACKAGE FORMAT        OF LEADS              DESCRIPTION                  TYPICAL APPLICATIONS
------------------------------------------------------------------------------------------------------
Drop-in Heat Sink Quad       64-208   Thermally enhanced QFP with         Access/WAN/LAN equipment and
Flat Package or DQFP                  30% greater thermal dissipation     PC/graphics
                                      than MQFP

Exposed Pad Thin Shrink       14-38   Thermally enhanced TSSOP with       Mobile Phone, mass storage
Small Outline Package or              30% greater thermal dissipation     multimedia and PDA
EPTSSOP                               than TSSOP

Stacked Die Quad Flat        64-176   Compact multiple die designed for   Mobile phone, PDA, GPS, Disk
Package or SDQFP                      space constrained applications      drive and multimedia

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

Our BGA packages (including CSPs) are described below:

                              NUMBER
      PACKAGE FORMAT         OF BALLS               DESCRIPTION                    TYPICAL APPLICATIONS
-----------------------------------------------------------------------------------------------------------
Flip Chip Small Thin PBGA      49-144   CSP BGA with Flip Chip/bump            Mobile phone, WAN/LAN
FC- stPBGA                              interconnect, instead of wire          equipment
                                        bonding

Flip Chip BGA                225-1152   BGA with Flip Chip/bump                DSP, ASIC, FPGA
FC - BGA                                interconnect instead of wire bonding

Tape Chip Scale Package or     81-169   CSP BGA characterized by flex-tape     Mobile phone, PDA and
TCSP                                    substrate for high density circuits    multimedia

Stacked Die BGA or             72-144   Compact multiple die designed for      Mobile phone, PDA and
SDBGA                                   space constrained applications         multimedia

Tape Enhanced Plastic         208-256   BGA characterized by a flex-tape       WAN/LAN equipment and base
BGA or TBGA                             substrate replacing the laminate       station
                                        substrate

Enhanced BGA or EBGA         159-1140   High pin count, thermally enhanced     WAN/LAN equipment and base
                                        BGA package suitable for high          station
                                        power applications which utilize
                                        heat sinks for thermal dissipation

Small Thin Plastic BGA         16-319   Smaller and thinner BGA designed       Mobile phone, PDA, GPS and
Or stPBGA                               for applications which are space       multimedia
                                        constrained and require electrical
                                        performance

Plastic Ball Grid Array or   169-1152   Electrically enhanced BGA package      Access/ LAN equipment,
PBGA                                    designed for high I/O replacement      PC/graphics and base station

Matrix Tape Chip Scale         81-169   Thin (<1.0mm) and highly dense         Mobile phone, PDA and
Package BGA or TCSP-M                   CSP BGA using a flexible tape          multimedia
                                        substrate

Low Profile Small Thin         41-280   CSP BGA characterized by a thin        Mobile phone, PDA and
Plastic BGA or stPBGA-L                 core laminate substrate                multimedia

Exposed Drop-in Heat          208-841   Thermally Enhanced PBGA with           Access/LAN/PC/graphics and
Spreader Plastic BGA or                 20% greater thermal dissipation than   base station equipment
XDPBGA                                  PBGA

Multi Chip Module Plastic      80-600   BGA integrated with two or more        Access/LAN/PC graphics and
BGA or MCMBGA                           multiple die within a PBGA or          base station equipment
                                        stPBGA

In response to certain governmental and industry trends toward environmentally friendly products, our assembly operations introduced a green molding compound and set up a dedicated lead-free line. This line processes lead-free packaging for our leaded packages using a pure tin solder alternative. We introduced lead-free array packaging in 2001.

We have improved our fine pitch wire bonding capability to handle up to 45 micron in-line bond pad pitch and 60/30 micron staggered bond pitch in response to industry trends toward fine line and space wafer fabrication technology. We have also established complete handling and packaging processes for GaAs semiconductors.

Wafer Process Services. In 2003, we introduced Flex-On-Cap (FOC) wafer bumping services, with and without redistribution layers (RDL) for 6 inch and 8 inch wafers as part of our efforts to be a total turnkey assembly and test solutions provider for high-end products, including products requiring wafer bumping, probe and flipchip assembly and test solutions.

PRE-PRODUCTION AND POST-PRODUCTION SERVICES

We have developed and enhanced our pre-production and post-production services to provide a total solution for our customers. Our pre-production services for assembly include package development, and for testing include software and hardware development. In 2001, we established STATS FastRamp, which provides an extended range of pre-production volume testing services. We also provide post-production drop shipment services for our customers.

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

Test Software and Hardware Development. We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization. Generally, testing requires customized software to be developed for each particular semiconductor device. Software is typically provided by the customer and may be converted by us for use on one or more of our tester platforms. Once a conversion test program has been developed, we correlate the test software through "test program verification." During this test program verification process, which typically takes from two days to two weeks, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. Customer feedback on the test results enables us to adjust the conversion test programs accordingly prior to actual production testing. We then assist our customers in collecting and analyzing the test results and develop engineering solutions to improve their design and production process. We also provide customers with test development services where we will create a test plan based on their specifications. Once the test plan is approved by the customer, we design the test fixtures, or parameters, and develop the test program. Once the test programs are developed, we perform the device characterization to enable our customer to determine the optimum conditions for their device performance. We offer these services at our facility in Singapore.

STATS FastRamp. In October 2001, we established our wholly owned subsidiary, STATS FastRamp in Silicon Valley, to deliver an extended range of high-end pre-production test services to new and existing customers. STATS FastRamp commenced operations in January 2002, providing test hardware and software development, pre-production volume testing services, tester rentals and a unique customer-to-lab-to-factory relay for fast production offloads and capacity coordination. At our customers' request, certain finished and piloted test programs are then transferred to our facility in Singapore for full production. As STATS FastRamp offers a similarly configured and substantial range of tester platforms, handlers, probers, interface hardware and manufacturing processes as our

Singapore facility, this transfer is relatively seamless. In December 2002, STATS FastRamp acquired the San Diego test facility from Conexant Systems Inc. for cash. STATS FastRamp began operations immediately in the San Diego facility and offers the same range of high-end preproduction test services that are offered in its facilities in Silicon Valley.

Drop Shipment Services. We provide full drop shipment services including the delivery of final tested semiconductors to our customers' end-customers in any part of the world. We either directly bill our customers for the cost of drop shipment or incorporate this into the price of our services.

RESEARCH AND DEVELOPMENT

Our research and development efforts are focused on developing test and assembly services required by our existing customers and that are necessary to attract new customers. We spent approximately $15.2 million in 2001, $18.9 million in 2002 and $15.3 million in 2003 on research and development. As of February 15, 2004, we employed 129 dedicated professionals for packaging and test development. We consider this as a core element of our total service offering and expect to continue to invest significant resources in research and development.

Test Services. We focus on developing new technologies, software and processes to enhance efficiency and reliability and to shorten test times. These include multi-site testing, strip testing, test program optimization and hardware improvements designed to permit improved utilization of existing test equipment. When necessary we also design and build specialized equipment that is not available from outside vendors. Our test development center is an important part of our research and development efforts and is utilized to develop and debug test software prior to production, complete test software conversions and offer our customers continuous access to our development capabilities. Our test development center is located in Singapore.

Assembly Services. We have established a dedicated group of engineers whose primary focus is the development and improvement of materials and process technology as well as development of new and advanced packages. Because we typically offer our assembly services to our existing test customers, we are in a position to better understand their packaging needs. As a result, we focus our assembly research and development efforts in part on developing packages tailored to their individual requirements. These efforts take place at our package design development centers located in Singapore, California and Arizona.

We have a number of advanced packages under development to support our customers' need for high performance packages. Our development roadmap includes flip -chip technology and comprises build-up substrate, wafer bumping and passive integration technology components. Flip -chip technology can be used in both low pin count as well as high pin count packages. It is a particularly ideal solution for devices that require more than 1,000 interconnects in a relatively small package. Build-up substrates deliver even higher interconnect density without compromising thermal and electrical performance. We believe flip-chip packages will find increasing application in high-end communications equipment such as switches and routers as well as high-end PCs. Furthermore, we are building capabilities to provide system-in-package solutions for the radio frequency, wireless and cellular markets.

We also have next generation CSPs both under development and in qualification which incorporate lead-frame, laminate and tape technologies. The emphasis in the development of such packages is on low-profile, small footprint and light weight characteristics. These packages are used particularly in hand-held wireless communications equipment. These products are extremely useful for all hand-held devices including mobile station modems, base-band circuits and memories. We recently developed a total System-in-Package (SiP) solution to meet market demand for next generation devices with higher levels of integration, increased functionality and compact sizes.

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

In 2003, we developed and introduced a number of new packages, including:

         -        Land Grid Array or LGA

         -        System in Package stPBGA or SiP-stPBGA

         -        System in Package LGA or SiP-LGA

         -        Flip Chip BGA with Buildup Substrate and Heat Sink or FCBGA-HB

         -        Flip Chip Land Grid Array or FC-LGA

         -        Same Size Die Stacked, small, thin PBGA or SS-stPBGA

         -        Wafer Level CSP or WLCSP

         -        Thin Quad Leadless Package or QLP-T

         -        Chip Scale Module Package or CSMP

         -        Redistributed wafer bumping or RDL

         -        Dual Row Quad Leadless Package (QLP-DR)

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

We market our services through direct sales forces strategically located in Singapore, Taiwan, Japan, the United Kingdom and the United States.

Pricing Policy. We price our test services principally on the length of tester CPU time used, typically referred to as test time on per-second basis. The price of test time is a function of tester platform and hardware configuration, which are usually determined by our customers based on the function and complexity of a particular semiconductor device. In general, the test time for a complex semiconductor device will be longer than a less complex semiconductor device. Wafer probe pricing is determined by similar factors. Any reduction in test time by optimization of test program or optimum hardware configuration will mean savings for our customers.

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

Our ten largest customers accounted for 85.6%, 79.8% and 78.8% of our net revenues in 2001, 2002 and 2003. In 2003, our three largest customers, Analog Devices, Broadcom and Marvell, each represented in excess of 10% of our net revenues and in the aggregate represented 57.2% of our net revenues. We anticipate that our ten largest customers will continue to account for a high percentage of our net revenues.

If our proposed merger with ChipPAC is completed as planned and we are able to maintain or develop our existing customer base and that of ChipPAC's, we expect that the customer base of the combined company will be broadened and more diversified.

The following table sets forth for the periods indicated the percentage of our net revenues derived from testing and assembly of semiconductors used in communications, personal computers and other applications.

                     YEAR ENDED DECEMBER 31
                      2001    2002    2003
-------------------------------------------
Communications        61.3%   53.4%    58.3%
Personal Computers    34.9    31.2     29.9
Others                 3.8    15.4     11.8
-------------------------------------------
Total                100.0%  100.0%   100.0%
===========================================

We characterize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated.

                   YEAR ENDED DECEMBER 31
GEOGRAPHICAL AREA   2001    2002    2003
-----------------------------------------
United States        78.4%   80.8%   81.3%
Europe               13.0     6.2     4.7
Singapore             5.6     4.9     3.7
Rest of Asia          3.0     8.1    10.3
-----------------------------------------
Total               100.0%  100.0%  100.0%
=========================================

CUSTOMER SERVICE

We place strong emphasis on quality customer service. Our broad service offerings, dedicated customer account teams and commitment to finding solutions to our customers' needs and problems have enabled us to develop important relationships with many of our customers. We have received high ratings and recognition in the area of customer service from many of our customers. For 2003, we have been named the Supplier of the Year by two of our top customers, Broadcom and Analog Devices. This is the third consecutive year that we have received this award from Analog Devices.

We have implemented an IT architecture that seeks to achieve our objective of creating a virtual manufacturing environment for our customers. Our system includes links to some of our customers' systems and an Internet portal, the mySTATS portal, which may be directly accessed by our customers. These features enable our customers to obtain real time information on our works-in-progress, inventory and shipment status, as well as other information relating to our operations.

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

Our test and assembly operations in Singapore are ISO 9000, QS 9000, SAC level 1, ISO 14001 and ISO 18001 certified. ISO 9000 is an international standard on the requirements for production of quality products and services. It also sets forth quality management systems for product design, product development, installation and servicing. We are also QS 9000 and SAC Level 1 certified. QS 9000 is a quality management system that addresses the specific production needs of automotive customers. Semiconductor Assembly Council or SAC certification is one of the most prestigious certifications in the semiconductor manufacturing industry. In addition, we have also achieved certification for ISO 14001 as well as ISO 18001. ISO 14001 is an international standard on environmental management systems to ensure environmental protection and prevention of pollution in balance with socio-economic needs while ISO 18001 is the standard for implementation of an occupational health and safety management system (OHSMS).

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

These companies include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ASE Test Limited, ASAT Holdings Limited and Siliconware Precision Industries Co., Ltd.

These companies have significant manufacturing capacity, financial resources, research and development, operations, marketing and other capabilities and have been in operation for some time. Such companies have also established relationships with many of our current or potential customers.

We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial and other resources than we do and may rely on internal sources for test and assembly services including due to:

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

INTELLECTUAL PROPERTY

Our operational success will depend in part on the ability to develop and protect our intellectual property. As of February 15, 2004, we held a total of 43 patents in Singapore and the United States. We have also filed 56 patent applications in various countries as appropriate. If the patents are granted, we may seek to cross-license or share our intellectual property portfolio at a future time if it is advantageous for us to do so.

We have licensed patent rights from Motorola, Inc. to use technology in manufacturing BGA packages under an agreement which expires in December 31, 2010. Under this agreement, we are required to pay Motorola a royalty based upon a percentage of net revenues. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.

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

In August 2001, we entered into a 10-year technology license agreement with Flip Chip Technologies LLC. to license the right to use their proprietary Flex-On-Cap
(FOC) wafer bumping process and Redistribution (RDL) technologies to facilitate the manufacture of advanced flip -chip integrated circuits. Under this agreement, we are required to pay Flip Chip fixed fees and royalties based on number of wafers produced. We will retain a paid-up, perpetual and royalty-free license to practice the FOC process at the end of the license period.

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

On June 20, 2003, we executed a Strategic Assistance Loan Agreement with Simmtech Co. Ltd or Simmtech, pursuant to which Simmtech undertook to supply such quantities of substrates to enable us to produce at least a specified number of PBGA and stPBGA packages up to June 2007. On December 26, 2003, we signed a Base Capacity and Continuing Support Agreement with Simmtech pursuant to which Simmtech undertook to supply to us at least a specified minimum quantity of substrates up to December 2008. We also manage inventory with automated materials management processes using integrated Oracle software systems. The unavailability of an adequate supply of raw materials could materially and adversely affect our business, financial condition and results of operations. See "Item 3. Key Information -- D. Risk Factors - We are dependent on raw material suppliers and do not have any long-term supply contracts with them."

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

INSURANCE

We maintain insurance policies covering losses, including losses due to business interruption and losses due to fire, which we consider to be adequate. Our insurance policies cover our buildings, machinery and equipment. Significant damage to our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our business, financial condition and results of operations. We are not insured against the loss of any of our key personnel.

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

Temasek Holdings is the principal holding company through which the corporate investments of the Government of Singapore are held. As of February 15, 2004, Temasek Holdings directly owned 81.3% of Singapore Technologies Pte Ltd. The remaining 18.7% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings. On December 29, 2003, Singapore Technologies Pte Ltd transferred the ownership of all our ordinary shares held by them to its wholly owned subsidiary, Singapore Technologies Semiconductors Pte Ltd. As of February 15, 2004, Singapore Technologies Semiconductors Pte Ltd beneficially owned approximately 66.15% of our ordinary shares (including 5.27% of shares lent to Deutsche Bank AG and Morgan Stanley & Co. International Limited pursuant to a Global Master Securities Lending Agreement in connection with the issue of convertible notes due 2008 by ST Assembly Test Services Ltd dated October 29, 2003 executed by each of Deutsche Bank AG and Morgan Stanley & Co. International Limited).

Our wholly owned subsidiaries, STATS Inc. and STATS FastRamp, were both incorporated in the United States in the State of Delaware. STATS Inc. undertakes sales and marketing, design support and research and development through its various facilities in the United States. STATS FastRamp provides high-end engineering and pre-production test services and tester services to customers in the United States. In December 2002, STATS FastRamp acquired San Diego Test Equipment, LLC, a limited liability company, to provide test engineering and pre-production services in the San Diego region. In March 2003, the assets of San Diego Test Equipment, LLC were merged with STATS FastRamp and the limited liability company cancelled. Our subsidiary, Winstek, is a Taiwanese test house. In October 2003, we increased our shareholding in Winstek from 51% to 55%. Winstek tests optical, mixed-signal, digital and radio frequency devices and provides an integrated range of services, including wafer probe, final test, turnkey and drop shipment services in Taiwan. In June 2003, we incorporated STATS Shanghai Ltd for the purposes of commencing manufacturing operations in Shanghai, China. STATS Shanghai Ltd is a wholly owned subsidiary of STATS Holdings Limited, incorporated in the British Virgin Islands, which is a wholly owned subsidiary of ours. We recently formed a wholly-owned subsidiary, Camelot Merger, Inc., which is incorporated in the United States in the State of Delaware to merge with ChipPAC pursuant to our proposed merger with ChipPAC.

D.       PROPERTY, PLANT AND EQUIPMENT

Our facilities in Asia and the United States are used to offer a range of package design, packaging and testing services. Our primary facility providing large scale turnkey packaging and testing services are located in Singapore.

All our facilities are held under various leases except for the Taiwan facility. The Taiwan facility is owned and operated by Winstek, subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions.

The following chart summarizes the information about our key facilities as of February 15, 2004.

                                   AREA
           LOCATION           (SQUARE FEET)                                 USE

---------------------------------------------------------------------------------------------------------------
Yishun, Singapore(1)              580,000         Primary facility providing turnkey packaging, and testing services, including wafer sort and probe and drop shipment services
Ang Mo Kio, Singapore              29,000         Corporate executive, administrative, sales and marketing and finance office
Phoenix, Arizona, United States     6,300         Package design and sales office
Milpitas, California, United       34,000         Package design, test facility and sales office
     States
San Diego, California, United      20,000         Test facility
     States(2)
Chiung Lin, Hsin-Chu Hsien,       220,000         Test development, turnkey and drop shipment facility
     Taiwan
Zhangjiang High Tech Park,         25,000         Test facility
     Shanghai, China

(1) Our primary facility was opened in November 1997. We constructed this facility on land leased from the Housing & Development Board, a statutory board of the Government of Singapore, for a 30-year term expiring March 2026 with an option for renewal.

(2)      Situated within the campus of Conexant Systems Inc.

We are seeking to lease additional building space in Singapore of approximately 52,000 square feet to enable us to meet the anticipated increase in production capacity requirements. Discussions on the terms of the lease are ongoing. We are planning for this new facility to be operationally ready around the second quarter of 2004.

If our proposed merger with ChipPAC is completed as planned, we will acquire the business and operations of ChipPAC. As disclosed in its Form 10-K, ChipPAC's corporate headquarters are located in Fremont, California, and ChipPAC provides all packaging, test and distribution services through facilities in Ichon, South Korea, Shanghai, China and Kuala Lumpur, Malaysia. The Ichon facility was founded in 1985 and the Shanghai facility was founded in 1994. As disclosed in ChipPAC's Form 10-K, both the Ichon and Shanghai facilities are ISO-14001 certified and QS-9000 certified and the Kuala Lumpur facility is ISO-9002, QS-9000 and ISO-14001 certified.

As disclosed in its Form 10-K, the following chart summarizes information about ChipPAC's key facilities as of February 15, 2004.

FACILITY AND LOCATION    LEASED/OWNED   SQ. FT.   FUNCTIONS/SERVICES       PRINCIPAL PACKAGING
                                                                           OR SERVICES PROVIDED
----------------------------------------------------------------------------------------------------
Fremont, California         Leased       56,320   Executive offices,       Sales, marketing,
                                                  research and             administration and
                                                  development, sales,      design review services
                                                  marketing and
                                                  administration
Chandler, Arizona           Leased        5,357   Research and             Design and
                                                  development, sales and   characterization services
                                                  marketing
Shanghai, China            Owned(1)     442,000   Packaging and test       Leaded IC, Chip-Scale,
                                                  services, research and   BGA, packaging and test
                                                  development,
                                                  warehousing services,
                                                  distribution services
Ichon, South Korea          Leased      474,000   Packaging and test       Advanced leaded,
                                                  services, research and   BGA,Chip-Scale,
                                                  development,             Flip-Chip packaging
                                                  warehousing services,    and test
                                                  distribution services
Kuala Lumpur, Malaysia     Owned(1)     483,328   Packaging and test       Discrete power, leaded
                                                  services, research and   IC, test and
                                                  development,             distribution services
                                                  warehousing services

(1) Building and improvements are owned by ChipPAC but, upon the termination of the existing long-term land lease, revert to the lessor in the years 2044 and 2086 for our facilities in Shanghai, China and Kuala Lumpur, Malaysia, respectively.

EQUIPMENT

Our operations and expansion plans depend on us being able to obtain an adequate supply of test and assembly equipment on a timely basis. We work closely with our major equipment suppliers to ensure that equipment is delivered on time and such equipment meets our performance specifications.

With the exception of a few key suppliers that provide reserved equipment delivery slots and price discount structures, we have no binding supply agreements with any of our suppliers. A reserved equipment delivery slot is one which allows us to obtain an accelerated delivery of the equipment over and above the delivery schedule previously committed to by the supplier. Typically, price discounts are offered for volume purchases. We acquire our test and assembly equipment on a purchase order basis, which exposes us to substantial risks. A small portion of our equipment is held under capital lease. The unavailability of new test or assembly equipment, the failure of such equipment or other equipment acquired by us to operate in accordance with our specifications or requirements or delays in the delivery of such equipment, could delay implementation of our expansion plans and could materially and adversely affect our results of operations or financial condition. See "Item 3. Key Information -- D. Risk Factors -- We may be unable to obtain testing and assembly equipment when we require it."

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

As of February 15, 2004, we had 397 testers, comprising 315 mixed-signal testers, 76 digital testers and 6 memory testers. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required that the customer provide the equipment on a consignment basis. Of the 397 testers, 30 are on consignment from customers. In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.

Assembly Equipment. The primary equipment used in assembly includes wire bonders and mold systems. As of February 15, 2004, we owned and operated 1,137 wire bonders and 73 mold systems. Certain of our wire bonders allow for interchangeability between lead frame and array packages. We purchase wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc. and ESEC S.A. We purchase mold systems from major international manufacturers, including Apic Yamada Corporation, Asahi Engineering Co Ltd and Dai-Ichi Seiko Co Ltd.

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

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY

Our results of operations are influenced by the state of the global semiconductor industry which is highly cyclical. According to various reports by SIA, the semiconductor device market revenue grew 37.0% from 1999 to $204.4 billion in 2000, subsequently fell 32.0% to $138.9 billion in 2001, recovered by 1.3% in 2002 to $140.8 billion and grew by 18.3% to $166.4 billion in 2003. Our net revenues decreased 56.0% to $145.9 million in 2001 due to this severe downturn in the semiconductor industry and increased by 54.8% to $225.7 million in 2002. In 2003, our net revenues grew 68.6% over 2002 to $380.7 million. This improvement was across each of the principal end user segments for the products which we packaged and tested - communications, personal computers and consumer electronics. Our net revenues in 2002 and 2003 grew at a higher rate than the recovery of the semiconductor industry in general due primarily to our investments in equipment and capacity at an appropriate level to meet customer demands, our financial resources to make such investments and our ability to offer a turnkey solution with our comprehensive mixed signal test platform. However, we cannot assure you that this growth rate can be maintained. We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.

DECLINING PRICES

The semiconductor industry is characterized by price erosion which can have a material adverse effect on our revenues and gross margins, particularly when coupled with declining capacity utilization. Prices of our products at a given level of technology decline over the product life cycle, commanding a premium in the earlier stages and declining towards the end of the cycle. To maintain our profitability, we offset decreases in average selling prices by improving our capacity utilization rates and production efficiency, or by shifting to higher margin test and assembly services. In addition, we continue to develop and offer test and assembly services which command higher margins. In the past we have been able to successfully develop and market new higher margin products to meet the requirements of our customers. However, we cannot assure you that we can continue to do this in future nor can we assure you that we will be successful at offsetting any price declines in the future. We expect average selling prices to fluctuate depending on our product mix in any given period.

COST OF REVENUES

Our results of operations are generally affected by the capital-intensive nature of our business. Our cost of revenues include depreciation expense, attributed overhead such as facility rental, operating costs and property taxes and insurance, cost of labor and materials and cost of leasing equipment. A large portion of our cost of revenues is fixed in nature, with variable costs limited to the costs of materials, payroll and operating supplies. The major component of our fixed costs relates to test and assembly equipment. Testers typically cost between $1.5 million and $3.0 million each, compared with wire bonders which typically cost $80,000 each.

Depreciation of our equipment and machinery is provided on a straight-line basis over their estimated useful lives of 5 to 7 years. We routinely review the remaining estimated useful lives of our equipment and machinery to determine if such lives should be adjusted due to changes in technology, production techniques and our customer base. However, due to the nature of our testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment are dedicated to specific customers, we may not be able to anticipate declines in the utility of our machinery and equipment. Consequently, additional impairment charges may be necessary in the future. We also review property, plant and equipment for impairment whenever events or changes in conditions indicate that the carrying amount may not be recoverable.

CAPACITY UTILIZATION RATES

Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins since the unit cost of test and assembly services generally decreases as fixed charges, such as depreciation expense and equipment leasing costs, are allocated over a larger number of units. We expanded our test and assembly capabilities between 1999 and 2000 and significantly increased the number of testers and wire bonders. The expansion of our test and assembly capabilities by the end of 2000 allowed a significant increase in our net revenues. However, the capacity utilization of our facilities decreased significantly in 2001 as a result of the downturn in the semiconductor industry. The semiconductor industry is still recovering from the worst downturn in its history and our utilization has improved year over year from 2001 to 2003. In 2003, we increased the number of our testers from 297 to 394 and the number of wire bonders from 620 to 952 and our net revenues by 68.6% over 2002. Depreciation expense and cost of leasing production equipment as a percentage of revenues were 80.7% in 2001, 51.8% in 2002 and 34.8% in 2003.

OPERATING EXPENSES

Our operating expenses consist principally of selling, general and administrative expenses which include payroll-related expenses for selling, marketing and administrative staff, facilities-related expenses and depreciation of non-production equipment, marketing expenses, management fees paid to our parent, Singapore Technologies Pte Ltd, provisions for bad debts on accounts receivable and professional fees. Our operating expenses also include research and development expenditures which mainly consist of salaries and benefits of research and development personnel, depreciation of research and development equipment and related supplies and are focused in the following two areas:

         - development of new software and processes to enhance efficiency and reliability and to shorten test time of semiconductors; and

         - development of new, advanced packages to meet the customized needs of our customers.

CAPACITY EXPANSION

In August 2001, we acquired a 51% equity interest in Winstek by subscribing for new shares for cash consideration of $28.0 million. We accounted for this acquisition using the purchase method. We began to consolidate Winstek's financial and operating results into our financial and operating results from the date of acquisition. In October 2003, we invested an additional $12.9 million in Winstek, of which $9.6 million was to maintain our 51% shareholding through taking up our share of an equity placement and $3.3 million was for an additional 4% equity interest. The purchase price has been allocated to the assets acquired and liabilities assumed according to estimated fair values at the date of acquisition. The allocation resulted in the recognition of goodwill of approximately $1.3 million and $0.9 million for 2001 and 2003, respectively. In accordance with Statement No. 142, "Goodwill and Other Intangible Assets," we will not amortize the goodwill but test it for impairment at least annually.

In 2002, Winstek contributed $17.6 million or 7.8% of our net revenues of $225.7 million compared to $31.0 million or 8.1% of our net revenues of $380.7 million in 2003.

In December 2002, STATS FastRamp acquired 100% of the membership interests in San Diego Test Equipment LLC from Conexant Systems Inc. in exchange for cash. Under a Test Services Agreement between Conexant Systems Inc. and STATS FastRamp executed in December 2002, Conexant Systems Inc. committed to provide STATS FastRamp with orders for test and sort services in specified minimum amounts for a limited period of time. The cash paid and the anticipated sales for these services are not significant in relation to our overall assets and revenue, respectively. We accounted for this acquisition using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed according to estimated fair values at the date of acquisition. The allocation did not result in any goodwill. We began to consolidate San Diego Test Equipment LLC financial and operating results into our financial and operating results from the date of acquisition. In March 2003, San Diego Test Equipment LLC was merged with STATS FastRamp, our wholly owned subsidiary.

On February 10, 2004, we signed an Agreement and Plan of Merger and Reorganization with ChipPAC pursuant to which a newly formed, wholly owned subsidiary of ours will merge with ChipPAC and ChipPAC will become our wholly owned subsidiary. Consummation of the proposed merger is subject to certain conditions, including approval of our shareholders and the shareholders of ChipPAC, expiration of the Hart-Scott-Rodino antitrust waiting period in the United States, receipt of a private letter ruling from the U.S. tax authorities or opinions from nationally recognized law firms relating to the tax treatment of the merger for ChipPAC stockholders and other customary conditions, which we cannot assure you will be satisfied or waived.

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

REVENUE RECOGNITION, ALLOWANCE FOR DOUBTFUL DEBTS AND SALES RETURNS

We derive revenue primarily from wafer probe, assembly and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered, net of returns, trade discounts and allowances, and excluding goods and services tax.

Our sales arrangements include probe, assembly or test services sold on a standalone basis, where no other services are provided and our customers arrange for the remaining services to be provided by themselves or others, as well as multiple-element arrangements where probe, assembly and test and, in some cases, pre-production and post-production services are provided together. A typical multiple-element arrangement includes wafer probe, assembly and testing of the individual integrated circuits.

Where arrangements provide for multiple elements, we either combine the elements into a single unit of accounting or treat them as separate units of accounting depending on whether they meet certain specified criteria. Effective July 1, 2003, the criteria applied follows the methodology set out in FASB Emerging Issues Task Force, (EITF) Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Under the methodology a delivered item is considered a separate unit of accounting if the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item and performance of the undelivered service is considered probable and substantially under our control.

The total arrangement consideration is allocated to each unit of accounting based on fair value which we determine using the price of the service when we sell it on a standalone basis. Revenue for each unit of accounting is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Our package development, test software and hardware development services are provided in advance of our test and assembly services, and are not treated as separate units of accounting. The determination of accounting units and allocation of consideration between the elements are critical judgements and estimates.

We make estimates of potential sales returns and discounts. We provide for such returns and discounts based upon historical experience as a deduction from gross revenue. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. Significant management judgements and estimates must be made and used in connection with establishing the sales returns and discounts allowances in any accounting period. Material differences between our estimates and actual returns may impact the amount and timing of our revenue for any particular period. Our actual returns and discounts have not historically been significantly different from our estimates.

Similarly, we make estimates of the collectibility of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowance when there is doubt as to the collectibility of individual accounts. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, the customer's historical payment history, its current credit-worthiness and current economic trends. We believe that we adequately manage our credit risk through our credit evaluation process, credit policies and credit control and collection procedures. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate. Our actual uncollectible accounts have not historically been significantly different from our estimates.

VALUATION OF INVENTORY

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand from our customers within specific time horizons, generally six months or less. The estimates of future demand that we use in the valuation of inventories are the forecasts provided by our customers. If our inventory for specific customer forecast is greater than actual demand, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin.

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

DEPRECIATION & AMORTIZATION

Our operations are capital intensive and we have significant investment in testing and packaging equipment. We depreciate our property, plant and equipment based on our estimate of the period that we expect to derive economic benefits from their use. Management estimates of economic useful lives are set based on historical experience, future expectations and the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of our equipment and machinery. However, business conditions, underlying technology and customers' requirements may change in the future which could cause a change in the useful lives. Any change in useful lives could have a significant effect on our future operating results.

In the third quarter of 2003, we completed a review of the estimated useful lives of our assembly equipment. As a result, effective from July 1, 2003, the lives used to depreciate certain assembly equipment were changed prospectively from 5 years to 7 years. The change reflects longer actual service periods being achieved and expected to be achieved from similar new equipment. The impact of this change was a reduction to depreciation expense of $6.8 million for the year ended December 31, 2003.

ASSET IMPAIRMENT

We review property, plant and equipment for impairment whenever events or changes in market conditions indicate that the carrying amounts may not be recoverable.

Management judgment is critical in assessing the following criteria for asset impairment:

         -        a significant decrease in the asset's market prices;

         - a significant adverse change in the extent or manner in which assets are being used or in their physical condition;

         - a significant adverse change in legal factors or in business climate that could affect the asset's value or an adverse action or assessment by a regulator;

         - an accumulation of costs significantly in excess of the amount originally expected for an asset's acquisition or construction;

         - a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset's use; and

         - a current expectation that it is more-likely-than-not (or greater than 50% likelihood) that the asset will be sold or otherwise disposed off significantly before the end of its previously estimated useful life.

Generally, we consider the above criteria to be met when the utilization rate of machinery or equipment falls below 35% for four consecutive quarters and the actual or projected utilization has deteriorated more than 50% from last impairment review. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated from the asset. If the carrying amount of the asset exceeds the future undiscounted net cash flows, such assets are considered to be impaired and an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In determining the fair value of machinery and equipment, we consider offers to purchase such equipment and expected future discounted cash flows. Due to the nature of our business, which may include sudden changes in demand in the end markets and due to the fact that certain equipment is dedicated to specific customers, we may not be able to anticipate declines in the utility of our machinery and equipment. Consequently, additional impairment charges may be necessary in the future and this could have a significant negative impact on our future operating results.

We recorded asset impairment charges of $23.7 million and $14.7 million in 2001 and 2002, respectively. Similar assessments were performed in respect of operating lease prepayments resulting in the write-offs of prepaid leases of $3.1 million and $0.8 million in 2001 and 2002, respectively.

DEFERRED TAX ASSET

We record a deferred tax asset when we believe that it is more likely than not that the deferred tax assets will be realized. The deferred tax effects of the tax losses, unutilized capital allowances carried forward and temporary differences arising primarily from property, plant and equipment are recognized because they are expected to be offset against future taxable income. Tax losses and unutilized capital allowances are available for offset against future taxable income provided that the company's shareholding composition remains substantially (at least 50%) the same as at certain relevant dates. An additional requirement for the utilization of unutilized capital allowances for offset against future taxable profits arising after the incentive period is that the company continues to carry on the same trade which gave rise to the capital allowances.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize benefits of these deductible differences. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period differ materially from current estimates. In the event that we are not able to realize the deferred tax assets, an adjustment to the deferred tax asset would be charged to income in the period such determination was made which would result in a reduction of our net income.

For a discussion of significant items in deferred tax asset, see "Note 13. Income Taxes" in the Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                                 2001     2002    2003
---------------------------------------------------------------------------------------
Net revenues                                                     100.0%   100.0%  100.0%
Cost of revenues                                                 149.3    109.8    86.2
---------------------------------------------------------------------------------------
Gross profit (loss)                                              (49.3)    (9.8)   13.8
---------------------------------------------------------------------------------------
Operating expenses:
    Selling, general and administrative                           24.7     16.3     9.6
    Research and development                                      10.4      8.4     4.0
    Asset impairments                                             16.3      6.5     0.0
    Prepaid leases written off                                     2.1      0.3     0.0
    Stock-based compensation                                       0.7      0.0     0.0
    Others, net                                                    0.1      0.2     0.1
---------------------------------------------------------------------------------------
        Total operating expenses                                  54.3     31.7    13.7
---------------------------------------------------------------------------------------
Operating income (loss)                                         (103.6)   (41.5)    0.1
Other income (expenses):
    Interest income (expenses), net                                3.6     (2.3)   (2.4)
    Foreign currency exchange gain (loss)                          0.5     (0.2)    0.4
    Other non-operating income, net                                1.4      1.5     2.0
---------------------------------------------------------------------------------------
        Total other income (expenses)                              5.5     (1.0)   (0.0)
---------------------------------------------------------------------------------------
Income (loss) before income taxes                                (98.1)   (42.5)    0.1
Income tax benefit (expense)                                       6.0      3.2    (0.2)
---------------------------------------------------------------------------------------
Net loss before minority interest                                (92.1)   (39.3)   (0.1)
Minority interest                                                  0.2     (0.3)   (0.4)
---------------------------------------------------------------------------------------
Net loss                                                         (91.9)%  (39.6)%  (0.5)%
---------------------------------------------------------------------------------------
Other comprehensive income (loss):
    Unrealized gain (loss) on available-for-sale marketable       (0.2)     0.4     1.0
    securities
    Realized gain on available-for-sale marketable securities
    included in net loss                                          (0.0)    (0.0)   (1.3)
    Translation adjustment                                         0.1     (0.1)    0.2
---------------------------------------------------------------------------------------
Comprehensive loss                                               (92.0)%  (39.3)%  (0.6)%
---------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Net revenues. We derive revenues from test and assembly of array and leaded packages. Net revenues increased 68.6% from $225.7 million in 2002 to $380.7 million in 2003. The increase in net revenues was due primarily to an increase in unit shipments in both test and assembly as a result of an increase in demand for test services and assembly packages, partially offset by the decrease in average selling prices ("ASPs") for assembly business, principally resulting from changes in product mix. Unit shipments for test and assembly businesses increased 60.0% and 67.0%, respectively, from 2002. Compared to 2002, ASPs for the test business increased 5% and ASPs for the assembly business decreased 3% due principally to changes in product mix to lower ASP products. Net revenues from test services increased 73.2% from $115.4 million in 2002 to $199.9 million in 2003. Net revenues from assembly services increased 63.9% from $110.3 million in 2002 to $180.8 million in 2003. Contribution from Winstek also increased from $17.6 million in 2002 to $31.0 million in 2003. STATS FastRamp, which commenced operations in January 2002 and contributes primarily to test revenues, contributed $11.7 million to net revenues.

The communications segment grew the most and contributed 58.3% of our net revenues, followed by the personal computers segment at 29.9% of our net revenues. The increase in the communications segment is largely due to shipments to the mobile phone and infrastructure markets. We derived 80.8% and 81.3% of our net revenues for 2002 and 2003, respectively, from customers headquartered in the United States.

Cost of revenues and gross profit margin. Cost of revenues include depreciation expense, leasing expense, facilities costs, direct and indirect labor and materials cost. Cost of revenues increased 32.3% from $247.9 million in 2002 to $328.0 million in 2003. Depreciation expense and cost of leasing testers (included in cost of revenues) increased from $116.8 million, or 51.8% of net revenues in 2002 to $132.4 million, or 34.8% of net revenues in 2003. Direct and indirect labor and materials costs increased from $71.7 million or 31.8% of net revenues in 2002 to $104.1 million or 27.3% of net revenues in 2003 principally due to our increased production and testing services in 2003. Cost of revenues as a percentage of revenue decreased from 109.8% in 2002 to 86.2% in 2003, resulting in a gross profit in 2003. Gross profit in 2003 was $52.7 million, or a gross margin of 13.8%, as compared to gross loss of $22.2 million, or gross margin of negative 9.8%, in 2002. The improvement in gross margin was principally due to higher capacity utilization and cost control.

Selling, general and administrative expenses. Selling, general and administrative expenses mainly consist of salaries and benefits for sales, marketing, general and administrative employees, depreciation of non-production equipment and professional fees. Selling, general and administrative expenses decreased marginally by 0.7% from $36.6 million in 2002 to $36.4 million in 2003 and decreased as a percentage of net revenues from 16.3% in 2002 to 9.6% in 2003. We lowered our discretionary spending and other expenses in 2003. This decrease in expenses was offset by higher bonus provisions in 2003 and higher insurance premiums in 2003. The 2002 selling, general and administrative expenses included a one-time payment of $1.0 million to our former Chairman in 2002 in recognition of his past services.

Research and development expenses. Research and development expenses mainly consist of salaries and benefits of research and development personnel, depreciation of research and development equipment and related supplies. Research and development expenses decreased 18.9% from $18.9 million in 2002, or 8.4% of net revenues in 2002, to $15.3 million in 2003, or 4.0% of net revenues in 2003. The decrease in 2003 was mainly due to lower headcount as we transferred the personnel to production upon completion of a wafer process project.

Asset impairment and prepaid leases written-down. We recognized asset impairment charges of $14.7 million for 2002, of which $11.1 million was for tester equipment held for use and $3.6 million was for equipment held for sale. The carrying values of these assets were written down to the estimated fair value and will continue to be depreciated over their remaining useful lives. There were no asset impairment charges recognized in 2003.

We wrote-down prepaid leases of tester equipment of $0.8 million in 2002. The impairments and write-downs were taken because continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced the anticipated future usage of such equipment. There were no write-downs of prepaid leases of tester equipment in 2003.

Net interest income (expense). Net interest expense was $5.1 million in 2002 compared to $9.2 million in 2003. Net interest expense consisted of interest income of $5.3 million and interest expense of $10.4 million in 2002 and interest income of $4.8 million and interest expense of $14.0 million in 2003. The interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in 2003 was due primarily to the general decline in interest rates. Interest expense primarily comprised interest accrued and paid on our convertible notes and bank borrowings by Winstek. The increase in interest expense in 2003 was primarily due to our fixed-interest convertible notes issued in October 2003 as well as an increase in bank borrowings drawn by Winstek of $23.2 million.

Foreign currency exchange gain (loss). We recognized an exchange gain of $1.6 million in 2003 compared to an exchange loss of $0.5 million in 2002, due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

Other non-operating income. Other non-operating income was $3.4 million in 2002 and $7.6 million in 2003. The increase was due to gains from sales of marketable securities and amortization for the deferred grant for development activities from the Economic Development Board, or EDB, under its Research and Incentive Scheme for Companies.

Taxation. Income tax benefit was $7.2 million in 2002 and income tax expense was $0.7 million in 2003. The income tax benefit of $7.2 million in 2002 comprised income tax expense of $1.0 million and deferred tax benefit of $8.2 million. The income tax expense of $0.7 million in 2003 comprised income tax expense of $1.9 million and a deferred tax benefit of $1.2 million. The income tax expense for both years was principally due to Singapore tax on interest income generated principally from the investment of excess cash in fixed-term time deposits and marketable debt securities. The deferred tax benefit of $8.2 million in 2002 and $1.2 million in 2003 resulted principally from recognizing the deferred tax benefit associated with tax losses, unutilized capital allowances carried forward and temporary differences arising primarily from property, plant and equipment.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Net revenues. Net revenues increased 54.8% from $145.9 million in 2001 to $225.7 million in 2002. The increase in net revenues was due primarily to an increase in unit shipments in both test and assembly, partially offset by the decrease in average selling prices in the first half of 2002 for both test and assembly businesses principally resulting from changes in product mix. In the second half of 2002, average selling prices for both test and assembly business increased marginally resulting principally from changes in product mix. Contribution from Winstek also increased from $1.7 million in 2001 to $17.6 million in 2002. STATS FastRamp, which commenced operations in January 2002, contributed $3.4 million to net revenues. Net revenues from test services increased 71.4% from $67.4 million in 2001 to $115.4 million in 2002. Net revenues from assembly services increased 40.5% from $78.5 million in 2001 to $110.3 million in 2002.

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

QUARTERLY RESULTS

The following table sets forth our unaudited results of operations, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2003. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

                                                                          QUARTER ENDED
                                          MAR-02     JUN-02     SEP-02     DEC-02    MAR-03    JUN-03     SEP-03    DEC-03
--------------------------------------------------------------------------------------------------------------------------
                                                                      (in thousands of U.S.$)
Net revenues                              39,404     51,259     63,143     71,932    75,531    87,602     97,922   119,636
Cost of revenues                          53,228     60,031     65,102     69,582    72,015    77,680     81,517    96,802
--------------------------------------------------------------------------------------------------------------------------
Gross profit (loss)                      (13,824)    (8,772)    (1,959)     2,350     3,516     9,922     16,405    22,834
                                         =================================================================================

Operating expenses:
   Selling, general and
     administrative                        8,794      9,023      9,227      9,589     8,652     8,288      9,267    10,171
   Research and development                4,158      4,530      4,983      5,185     4,492     4,033      3,550     3,220
   Asset impairments                          --         --         --     14,666        --        --         --        --
   Prepaid leases written off                 --         --         --        764        --        --         --        --
   Stock-based compensation                  230       (197)         9         18        52       (15)        21        39
   Others, net                               130         19        402         (3)     (387)      281         77       403
--------------------------------------------------------------------------------------------------------------------------
   Total operating expenses               13,312     13,375     14,621     30,219    12,809    12,587     12,915    13,833
                                         =================================================================================

Operating income (loss)                  (27,136)   (22,147)   (16,580)   (27,869)   (9,293)   (2,665)     3,490     9,001

Other income (expenses):
   Interest income (expenses), net            (9)    (1,775)    (1,842)    (1,517)   (1,666)   (1,911)    (2,467)   (3,165)
   Foreign currency exchange gain
     (loss)                                   199        423     (1,260)       126      (236)      389       (132)    1,613
   Other non-operating income
     (expenses), net                          461      1,771        525        662       990     5,176      1,022       383
--------------------------------------------------------------------------------------------------------------------------
   Total other income (loss)                 651        419     (2,577)      (729)     (912)    3,654     (1,577)   (1,169)
                                         =================================================================================

Income (loss) before income taxes        (26,485)   (21,728)   (19,157)   (28,598)  (10,205)      989      1,913     7,832
Income tax benefit (expense)                (141)       441      1,619      5,244     1,111    (1,273)      (565)       22
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) before minority
     interest                            (26,626)   (21,287)   (17,538)   (23,354)   (9,094)     (284)     1,348     7,854
Minority interest                             73       (278)       (90)      (219)     (533)     (418)      (572)      (16)
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)                        (26,553)   (21,565)   (17,628)   (23,573)   (9,627)     (702)       776     7,838
                                         =================================================================================

Other comprehensive income (loss):
   Unrealized gain (loss) on
     available-for-sale marketable
     securities                              326        160        210        316       314     4,186       (383)     (430)
   Realized (gain) loss on
     available-for-sale marketable
     securities included in net loss           2         --        (78)       (49)       17    (4,854)      (193)      (10)
   Translation adjustment                   (391)     1,152     (1,102)       129         3       113        720      (138)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)              (26,616)   (20,253)   (18,598)   (23,177)   (9,293)   (1,257)       920     7,260
                                         =================================================================================

                                                                AS A PERCENTAGE OF NET REVENUES
                                         MAR-02     JUN-02     SEP-02    DEC-02     MAR-03    JUN-03     SEP-03     DEC-03
--------------------------------------------------------------------------------------------------------------------------
Net revenues                             100.0%     100.0%     100.0%    100.0%     100.0%    100.0%     100.0%     100.0%
Cost of revenues                         135.1%     117.1%     103.1%     96.7%      95.3%     88.7%      83.2%      80.9%
-------------------------------------------------------------------------------------------------------------------------
Gross profit (loss)                      (35.1)%    (17.1)%     (3.1)%     3.3%       4.7%     11.3%      16.8%      19.1%
                                         ================================================================================

Operating expenses:
    Selling, general and administrative   22.3%      17.6%      14.6%     13.3%      11.4%      9.4%       9.5%       8.5%
    Research and development              10.6%       8.8%       7.9%      7.2%       5.9%      4.6%       3.6%       2.7%
    Asset impairments                      0.0%       0.0%       0.0%     20.4%       0.0%      0.0%       0.0%       0.0%
    Prepaid leases written off             0.0%       0.0%       0.0%      1.1%       0.0%      0.0%       0.0%       0.0%
    Stock-based compensation               0.6%      (0.3)%      0.0%      0.0%       0.1%      0.0%       0.0%       0.0%
    Others, net                            0.3%       0.0%       0.7%      0.0%      (0.4)%     0.3%       0.2%       0.4%
-------------------------------------------------------------------------------------------------------------------------
    Total operating expenses              33.8%      26.1%      23.2%     42.0%      17.0%     14.3%      13.3%      11.6%
                                         ================================================================================

Operating income (loss)                  (68.9)%    (43.2)%    (26.3)%   (38.7)%    (12.3)%    (3.0)%      3.5%       7.5%

Other income (expenses):
    Interest income (expenses), net        0.0%      (3.5)%     (2.9)%    (2.1)%     (2.2)%    (2.2)%     (2.5)%     (2.6)%
    Foreign currency exchange gain
     (loss)                                0.5%       0.8%      (2.0)%     0.2%      (0.3)%     0.4%      (0.1)%      1.3%
    Other non-operating income
     (expenses), net                       1.2%       3.5%       0.9%      0.8%       1.3%      5.9%       1.1%       0.3%
-------------------------------------------------------------------------------------------------------------------------
    Total other income (expenses)          1.7%       0.8%      (4.0)%    (1.1)%     (1.2)%     4.1%      (1.5)%     (1.0)%
                                         ================================================================================

Income (loss) before income taxes        (67.2)%    (42.4)%    (30.3)%   (39.8)%    (13.5)%     1.1%       2.0%       6.5%
Income tax benefit (expense)              (0.4)%      0.9%       2.5%      7.3%       1.5%     (1.4)%     (0.6)%      0.1%
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) before minority
     interest                            (67.6)%    (41.5)%    (27.8)%   (32.5)%    (12.0)%    (0.3)%      1.4%       6.6%
Minority interest                          0.2%      (0.5)%     (0.1)%    (0.3)%     (0.7)%    (0.5)%     (0.6)%      0.0%
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                        (67.4)%    (42.0)%    (27.9)%   (32.8)%    (12.7)%    (0.8)%      0.8%       6.6%
                                         ================================================================================

Other comprehensive income (loss):
    Unrealized gain (loss) on
      available-for-sale marketable
      securities                           0.8%       0.3%       0.3       0.4%       0.4%      4.8%      (0.4)      (0.4)%
    Realized (gain) loss on
      available-on-sale marketable
      securities included in net loss      0.0%       0.0%      (0.1)%     0.0%       0.0%     (5.5)%     (0.2)%      0.0%
    Translation adjustment                (1.0)%      2.2%      (1.8)%     0.2%       0.0%      0.1%       0.7%      (0.1)%
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)              (67.6)%    (39.5)%    (29.5)%   (32.2)%    (12.3)%    (1.4)%      0.9%       6.1%
                                         ================================================================================

LIQUIDITY AND CAPITAL RESOURCES

CURRENT AND EXPECTED LIQUIDITY

As of December 31, 2003, our principal sources of liquidity included $313.2 million in cash and cash equivalents and $34.4 million in marketable securities. We also have $20.0 million of banking and credit facilities consisting of short to medium-term advances and bank guarantees of which we have utilized $1.1 million in the form of bank guarantees as of December 31, 2003. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. We also have a $294.1 million (S$500 million) Multicurrency Medium-term Note Program ("MTN Program") under which we may, from time to time, issue in series or tranches in Singapore dollars or any other currency as may be agreed upon between us and the dealers of the MTN Program. We have not issued any notes under the MTN Program. Additionally, our subsidiary Winstek has approximately $4.2 million (NT$ 144.0 million) of unutilized bank and credit facilities from various banks and financial institutions.

We expect our capital expenditures for 2004 to be between $200 million and $250 million. The majority of the capital expenditures are expected to be for investments in next generation testers; fine pitch wirebonders; new capabilities, such as Chip Scale Module Packaging, which is a wafer level packaging technology that could potentially offer the most cost effective integration solution for certain applications; and expansion of production facilities in Singapore, Taiwan and China.

We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements and debt service obligations for 2004. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing. We consider opportunities to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

CASH FLOWS FROM OPERATING ACTIVITIES

Net cash provided by operating activities totaled $28.5 million in 2002 and $82.5 million in 2003. Net cash was mainly provided by net losses adjusted for non-cash related items. Working capital uses of cash included increases in accounts receivable and inventories. Accounts receivable increased in December 2003 over December 2002, primarily due to higher revenue. Overall inventory levels were higher by 104 % at December 31, 2003 compared to December 31, 2002 as we increased raw materials inventory to meet forecast demand.

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used in investing activities totaled $156.7 million in 2002 and $174.3 million in 2003. The net cash used in investing activities consisted of capital expenditures of $113.2 million in 2002 and $209.3 million in 2003, purchases of marketable debt securities of $158.0 million in 2002 and $43.9 million in 2003, an advance to a vendor to secure supplies of $5.0 million in 2003 and purchases of additional shares totaling $0.5 million in our subsidiary, Winstek, in 2003. The net cash used in investing activities in 2002 was reduced by receipts of $113.8 million from the sale or maturity of marketable debt securities and $0.8 million from the disposal of equipment. The net cash used in investing activities in 2003 was reduced by receipts of $83.3 million from the sale or maturity of marketable debt securities and $1.1 million from the disposal of equipment. The increase in cash used for investing activities in 2002 compared to 2001 was mainly due to increased capital expenditures and purchases of marketable securities in 2002.

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

CASH FLOWS FROM FINANCING ACTIVITIES AND RESEARCH AND DEVELOPMENT GRANTS

Net cash provided by financing activities was $180.6 million in 2002 and net cash provided by financing activities was $234.7 million in 2003. In 2002, net cash provided by financing activities of $180.6 million consisted of net proceeds from the issuance of convertible notes in March 2002 of $195.0 million, bank borrowings of $20.6 million, receipt of government grants of $1.2 million and proceeds from issuance of shares of $1.3 million. These were reduced by the repayment of installments due on the long-term EDB loan of $14.3 million, cash pledged against borrowings of $13.0 million and payment for capital leases of $10.1 million. In 2003, net cash provided by financing activities of $234.7 million consisted of net proceeds from the issuance of our ordinary shares of $117.5 million and net proceeds from the issuance of our convertible notes due 2008 of $112.3 million in November 2003 (the offerings were intended to provide us with financing for general corporate purposes, including capital expenditures and acquisitions and investments, if any), bank borrowings of $49.8 million, decrease in cash pledged against borrowings of $8.2 million and receipt of government grants of $6.8 million. These were reduced by the repayment of installments due on the long-term EDB loan of $14.8 million, repayment of long-term and short-term bank borrowings of $32.3 million and payment for capital leases of $12.9 million.

OFF-BALANCE SHEET TRANSACTIONS

We do not have any "off-balance sheet transactions," as defined in Item 5.E. of Form 20-F.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commitments to make future payments as of December 31, 2003. The following excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations and which are included in current liabilities at December 31, 2003.

                                                      YEAR ENDED DECEMBER 31, 2003, PAYMENTS DUE
                                           -----------------------------------------------------------------
                                                                                        MORE
                                            WITHIN 1                                   THAN 5
                                              YEAR       1-3 YEARS      4-5 YEARS       YEARS         TOTAL
                                              ----       ---------      ---------       -----         -----
                                                                 (in thousands of US$)
Long term debt...........................  $   6,841      $23,368       $   7,715      $   327     $  38,251
Convertible notes........................          -            -(1)      327,379(2)         -       327,379
Capital lease obligations................      5,296          812               -            -         6,108
Operating leases.........................     42,507        7,228           1,753       13,365        64,853
Unconditional purchase obligations:
      - Capital commitments..............     49,310            -               -            -        49,310
      - Inventory purchase
        commitments......................      8,413            -               -            -         8,413
                                           -----------------------------------------------------------------

Total contractual cash obligations         $ 112,367      $31,408       $ 336,847      $13,692     $ 494,314
                                           -----------------------------------------------------------------

(1) Holders of our convertible notes due 2007 have the right to require us to purchase all or some of their notes on March 18, 2005.

(2) Holders of our convertible notes due 2008 have the right to require us to purchase all or some of their notes on November 7, 2007.

FINANCING ARRANGEMENTS

As of December 31, 2003, we had borrowings totaling $371.8 million comprising primarily $327.4 million due to our convertible note holders, obligations under capital leases amounting to $6.1 million and bank borrowings of $38.3 million taken up by our subsidiary, Winstek.

In March 2002, we issued $200.0 million of senior unsecured and unsubordinated convertible notes due March 18, 2007, with net proceeds of $195.0 million. The convertible notes due 2007 bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date of the convertible notes due 2007, we will pay to the note holders of the convertible notes 117.665% of the principal amounts. The notes can be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215) for the convertible notes due 2007. The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if our shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of the notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

In November 2003, we issued $115.0 million of senior unsecured and unsubordinated convertible notes due November 7, 2008, with net proceeds of $112.3 million. The convertible notes have a yield to maturity of 4.25%. At the maturity date, we will pay to the note holders 123.4% of the principal amount of the notes, comprising principal and redemption interest. The notes can be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if our shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.25% per year to the redemption date.

We have recorded the convertible notes due 2007 and 2008 as debt instruments pursuant to U.S. GAAP. Our convertible notes are classified as long-term liabilities and, accordingly, the accrued yields on the convertible notes due 2007 and 2008 during any period (at 4.91% and 4.25% per year, respectively) are classified as interest expense for that period.

Concurrently with the issuance of the convertible notes due 2008, we placed and issued 83,389,375 of our ordinary shares at a placing price of S$2.40 for each ordinary share placed and issued in November 2003.

The long-term loan agreement with EDB dated June 5, 1998 for a sum of $52.9 million (S$90.0 million) of which $14.8 million was outstanding as of December 31, 2002 was fully paid in September 2003.

In connection with a working capital loan facility of US$19.0 million granted by United Overseas Bank Ltd Taipei Branch ("UOB Taipei") to our subsidiary, Winstek, in November 2002, we executed a letter of charge and set-off in favor of UOB Taipei. The agreement provides for interest at the rate of 7.93% per annum payable every quarter. The principal was repayable in 13 equal installments commencing November 6, 2004. US$3.5 million was drawn down under this facility. Under the terms of the letter of charge and set-off, we were required to make deposits as cash collateral for the loan to Winstek in an amount equal to the amount drawn down with UOB Taipei and its branches. We may not withdraw or otherwise transfer or encumber these deposits without the consent of UOB Taipei as long as the loan is outstanding. As at December 31, 2002, the amount deposited was US$3.5 million under this agreement. This loan has been fully paid by the end of 2003.

In 2003, Winstek entered into five floating rate Taiwan dollar loans of $2.9 million, $17.7 million, $1.7 million, $4.4 million and $2.9 million with China Development Industrial Bank, Taishin International Bank, First Commercial Bank, Chiaotung Bank and Hsinchu International Bank, respectively. The interest rates on the loans are revised from time to time by the Banks. As of December 31, 2003, the interest rates on the loans were 3.8%, 3.367%, 3.65%, 4% and 2.178% per annum, respectively. Interest on all five loans is payable on a monthly basis in Taiwan dollars. The principal on the $2.9 million loan is repayable in 15 equal quarterly installments commencing June 24, 2005, and the principal on the $17.7 million loan is repayable in 16 equal installments every two months commencing September 26, 2004. The principal on the $1.7 million loan is repayable in 16 equal quarterly installments commencing July 25, 2004, the principal on the $4.4 million loan is repayable in 13 equal quarterly installments commencing November 10, 2004, and the principal on the $2.9 million loan is repayable in 48 unequal monthly installments commencing January 10, 2004. The loans are secured by fixed deposits amounting to $0.5 million and property pledged to the bank, comprising land and building and plant and machinery, of $56.6 million.

In 2003, Winstek also entered into one fixed rate Taiwan dollar loan of $2.7 million with Taiwan Life Insurance Co., Ltd. As of December 31, 2003, the interest rate on the loan was 3.94%. Interest is payable on a quarterly basis in Taiwan dollars and the principal is repayable in 12 unequal monthly installments commencing December 26, 2003. The loan is secured by plant and machinery pledged to the bank amounting to $4.1 million.

We also had United States dollar and Taiwan dollar short-term loan facilities with a number of Taiwan banks. The loans were all repaid by the end 2003.

As of December 31, 2003, Winstek had deposits of $4.5 million pledged as security for bank credit and facility lines available to Winstek. As of December 31, 2002, Winstek had deposits of $3.2 million pledged as security for bank credit and facility lines available to Winstek.

The capital leases and bank borrowings by Winstek were taken up to finance the purchase of new testers.

We have an existing agreement with Citibank, N.A. for a working capital facility of $20.0 million. As of December 31, 2003, we had utilized $1.1 million in the form of bank guarantees under this facility. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. Our subsidiary, Winstek, has approximately $4.2 million (NT$144.0 million) of unutilized working capital facilities from various banks and financial institutions.

In January 2002, we established a $294.1 million (S$500.0 million) MTN Program. Under the MTN Program, we may, from time to time, issue notes in series or tranches in Singapore dollars or any other currencies as may be agreed upon between us and the dealers of the MTN Program. Each series of notes may be issued in various amounts and terms, and may bear fixed or floating rates of interest. The notes constitute unsecured obligations. The MTN

Program limits our ability to pay dividends while the interest on the notes is unpaid, to create security interests to secure our indebtedness and to undertake any form of reconstruction, amalgamation, merger or consolidation with another company if such arrangement would affect our ability to make payments on the notes, among other things. We intend to use the proceeds from the MTN Program for our general corporate purposes including capital expenditure, working capital and investments. We have not issued any notes under the MTN Program. Our ability to issue notes under the MTN Program will depend on market and other conditions (including our financial condition) prevailing at the time we intend to issue notes. As a result, we may not be able to issue notes under the MTN Program.

SPECIAL TAX STATUS

We have been granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for "Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services" from January 1, 1996 to December 31, 2003.

Under the pioneer incentive, income from qualifying activities is exempt from Singapore income tax. The tax exempt profits from the pioneer trade may be distributed as tax-exempt dividends and no further Singapore income tax will be levied on such dividends.

The tax exemption under the pioneer incentive does not apply to non-qualifying income such as interest and rental income earned during the incentive period. Such non-qualifying income is subject to tax at the applicable income tax rate (22% for income earned in 2002 and 2003).

Tax losses and unutilized tax depreciation ("capital allowances") arising during the incentive period are available to be carried forward for offset against future taxable profits arising after the incentive period. This is provided that our shareholding composition remains substantially (at least 50%) the same as at certain relevant dates. An additional requirement for the utilization of unutilized capital allowances for offset against future taxable profits arising after the incentive period is we continue to carry on the same trade which gave rise to the capital allowances.

Without the pioneer incentive, our profits would be subject to income tax at the applicable corporate income tax rate.

In December 2003, an application was submitted to the EDB to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade is in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we have not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. EDB has recommended our application for revocation of the pioneer status to the Minister of Finance for approval. If the revocation is approved, we would receive a refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. We are also in the process of working with the EDB to apply for a new tax incentive in the future.

DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, we have used derivative instruments such as forward foreign currency swaps, foreign forward contracts and options and interest rate swaps to mitigate the financial risks associated with certain assets and liabilities.

We entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars and New Taiwan dollars and to benefit from our expectations of future exchange rate fluctuations. Hedge accounting has not been applied as the contracts entered into to date do not qualify as hedges under generally accepted accounting principles in the United States. Gains and losses on these contracts have been recorded as foreign currency gains or losses. As of December 31, 2003, we had no foreign currency forward contracts outstanding or any other derivative financial instruments, except for a premium deposit of $10.0 million denominated in Singapore dollars. The premium deposit is entered with Citibank, whereby interest earned on the deposit is at an enhanced rate of 3.95%. Upon its maturity on January 26, 2004, Citibank redeemed the principal and interest in U.S. dollars at the pre-determined strike price.

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

From time to time, we may have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we implement will be effective. If it is not effective, we may experience reduced net income.

RESEARCH AND DEVELOPMENT

See "Item 4. Information on our Company - B. Business Overview - Research & Development."

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, a consensus was reached on Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") 00-21 "Revenue Arrangements with Multiple Deliverables." The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial condition and results of operations on the date of adoption.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIE") - an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("FIN No. 46"). The effective date of FIN No. 46 was subsequently deferred by FASB staff Position 46-6. A VIE is an entity in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from investors. Among other things, FIN No. 46 requires the consolidation of the assets, liabilities and results of operations of VIEs by the primary beneficiary. FIN No. 46 also requires the disclosure of information concerning VIEs by entities that hold significant variable interest but may not be the primary beneficiary. FIN No. 46 applied immediately to VIEs created after January 31, 2003 and is effective for interim periods beginning after December 15, 2003 for interests in VIEs that were acquired before February 1, 2003. FIN No. 46 also requires the disclosure of the nature, purpose, size and activities of VIEs, as well as the maximum exposure to loss in connection with VIEs for any financial statements issued after January 31, 2003, if it is reasonably possible that an entity will consolidate or disclose information about a VIE. The adoption of FIN No. 46 did not have any impact on the Company's financial condition and results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." Among other things, SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively. The adoption of SFAS No. 149 did not have a material impact the Company's financial condition and results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 also revises the definition of a liability to encompass obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial condition and results of operations on the date of adoption.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, age (as at February 15, 2004) and position of each director and member of senior management:

NAME                                         AGE     POSITION
--------------------------------------------------------------------------------------------------
BOARD OF DIRECTORS
Charles Richard Wofford (1)(2)(3)             70     Chairman of the Board of Directors
Lim Ming Seong (2)(3)(4)                      56     Deputy Chairman of the Board of Directors
Tan Lay Koon                                  45     Director, President & Chief Executive Officer
Peter Seah Lim Huat (5)(6)                    57     Director
Tay Siew Choon (7)(8)                         56     Director
Quek Swee Kuan (9)                            39     Director
Koh Beng Seng (10)                            53     Director
Steven Hugh Hamblin (8)(10)                   55     Director
Teng Cheong Kwee (11)                         50     Director
William J. Meder (7)                          63     Director
Richard John Agnich (10)                      60     Director
Eleana Tan Ai Ching(12)                       41     Alternate Director to Tay Siew Choon

SENIOR MANAGEMENT
Suh Tae Suk                                   56     Chief Operating Officer
Wang Pearlyne                                 49     Acting Chief Financial Officer
Han Byung Joon                                44     Chief Technology Officer
Jeff Osmun                                    40     Vice President, Worldwide Sales
Ng Tiong Gee                                  41     Chief Information Officer

(1)      Chairman of the Executive Committee.

(2)      Member of the Executive Resource & Compensation Committee.

(3)      Member of the Nominating Committee.

(4)      Chairman of the Budget Committee.

(5)      Chairman of the Executive Resource & Compensation Committee.

(6)      Chairman of the Nominating Committee.

(7)      Member of the Budget Committee.

(8)      Member of the Executive Committee.

(9) Appointed on July 29, 2003 to replace Tan Choon Shian, who resigned on the same date.

(10)     Member of the Audit Committee.

(11)     Chairman of the Audit Committee.

(12) Eleana Tan Ai Ching was appointed as alternate director to Tay Siew Choon on January 2, 2004, to replace Gan Chee Yen, who resigned on December 31, 2003. Lai Yeow Hin, alternate director to Tan Choon Shian, resigned on July 29, 2003. Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time.

The Board of Directors held three meetings in person and one meeting by videoconference/teleconference in 2003. The average attendance by directors at Board meetings they were scheduled to attend was 95%.

There are no family relationships among any of our directors, senior management or substantial shareholders, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. The following directors hold or held positions in 2003 in Singapore Technologies Pte Ltd: Lim Ming Seong was Corporate Advisor until January 31, 2004, Peter Seah Lim Huat is President & Chief Executive Officer, Tay Siew Choon is Managing Director/Chief Operating Officer and Eleana Tan Ai Ching is Director, Finance. The following directors hold or held positions in 2003 in Singapore Technologies Semiconductors Pte Ltd: Peter Seah Lim Huat is Chairman, Lim Ming Seong is a director and Tay Siew Choon is a director.

BOARD OF DIRECTORS

CHARLES RICHARD WOFFORD

Charles Richard Wofford has been a member of our Board of Directors since February 1998. He was appointed Chairman of the Board of Directors in August 2002 and re-elected to the Board of Directors in 2003. He is presently a director of FSI International. Mr. Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts degree from Texas Western College.

LIM MING SEONG

Lim Ming Seong became our Deputy Chairman in June 1998 and was re-elected to our Board of Directors in 2001. Mr. Lim was the Corporate Advisor of Singapore Technologies Pte Ltd until January 31, 2004. He is the Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd and Chairman of CSE Global Ltd, formerly known as CSE Systems & Engineering Ltd. Since joining Singapore Technologies Pte Ltd in December 1986, he has held various senior positions in the Singapore Technologies Group. Mr. Lim is presently a director of Singapore Technologies Semiconductors Pte Ltd and STATS Inc. Prior to joining Singapore Technologies Pte Ltd, he was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. He also participated in the Advanced Management Programs at INSEAD and Harvard University.

TAN LAY KOON

Tan Lay Koon was appointed our President and Chief Executive Officer on June 26, 2002. He was appointed to the Board of Directors on the same date. Mr. Tan joined us in May 2000 as our Chief Financial Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.

PETER SEAH LIM HUAT

Peter Seah Lim Huat was appointed to our Board of Directors in July 2002. Mr. Seah was appointed as a Director of Singapore Technologies Pte Ltd in May 1997 and is currently the President and Chief Executive Officer of Singapore Technologies Pte Ltd, a position he has held since December 1, 2001. He was with the former Overseas Union Bank Limited from 1977 to 2001. He held several senior positions during that time, becoming its President and Chief Executive Officer in 1991. He retired as Vice Chairman and Chief Executive Officer of the former Overseas Union Bank Limited on September 30, 2001. Mr. Seah received his Bachelor of Business Administration (Honors) from the former University of Singapore in 1968. Mr. Seah is a director or chairman of numerous companies including, in particular, Singapore Technologies Pte Ltd, Singapore Technologies Semiconductors Pte Ltd, Chartered, EDBI and Singapore Technologies Holdings.

TAY SIEW CHOON

Tay Siew Choon was appointed to our Board of Directors in July 2002. He is currently the Managing Director and Chief Operating Officer of Singapore Technologies Pte Ltd and Deputy Chairman and CEO of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Singapore Technologies Pte Ltd. He is also the Chairman of Singapore Computer Systems Ltd, SNP Corporation Ltd and Co-Chairman of NexGen Financial Holdings Ltd. He is also a board member of Singapore Technologies Pte Ltd, Singapore Technologies Semiconductors Pte Ltd, SembCorp Industries Ltd, Chartered Semiconductor Manufacturing, ST Telemedia Pte Ltd and SNP-Leefung Holdings Ltd. Mr. Tay graduated from Auckland University in 1970 with a Bachelor of Engineering in Electrical Engineering under the Colombo Plan Scholarship and a Master of Science in System Engineering from the former University of Singapore in 1974.

QUEK SWEE KUAN

Quek Swee Kuan was appointed to our Board of Directors in July 2003. Mr. Quek is currently Director, InfoComms & Media, EDB. He is also the Chief Information Officer and Director for EDB's North American operations. Mr. Quek joined EDB as a Senior Industry Officer in the Electronics Systems Group in 1994. Prior to joining the EDB, he was a Systems Engineer at Tandem Computers. He was Head of the Electronics Systems Group in 1995 before being posted to EDB's Silicon Valley office. From 1998, Mr. Quek was Regional Director for the Western Region, based in Silicon Valley. In January 2001, he returned to Singapore to be a Deputy Director, Services Development Division before assuming his current appointment in April 2002. He holds a Bachelor's degree in Computer Science from the National University of Singapore in 1988 and a Masters in Business Administration (Higher Honours) from Oklahoma City University in 1992.

KOH BENG SENG

Koh Beng Seng was appointed to our Board of Directors in February 1999 and was re-elected to our Board of Directors in 2002. He is currently the Deputy President and a Director of United Overseas Bank Limited and Far Eastern Bank Limited. Mr. Koh is on the Board of Directors of Singapore Technologies Engineering Ltd. He is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. He received his Bachelor of Commerce (First Class Honors) from the former Nanyang University and his Master of Business Administration from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

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

WILLIAM J. MEDER

William J. Meder was appointed to our Board of Directors in June 2001 and was re-elected to our Board of Directors in 2002. He has 38 years of experience in electronics manufacturing, technology and business management, 33 of which were with Motorola. He runs a consulting firm, Firebird Consulting Group L.L.C. and currently consults for Motorola Inc., on semiconductor issues and several other multinational companies in the area of business and manufacturing management. Mr. Meder is Chairman of the Board for Leshan Phoenix, a China-U.S. joint venture, and a member of the Board for PSI Technologies. He also teaches Business and Manufacturing Strategy for the Chinese Government. He received his Bachelor of Science (Metallurgical Engineering) from Oklahoma University and Master (Materials Science) from Washington University in St. Louis.

RICHARD JOHN AGNICH

Richard John Agnich was appointed to our Board of Directors in October 2001 and was re-elected to our Board of Directors in 2002. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is a past president of the Association of General Counsel, and has written on corporate governance. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his BA in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.

ELEANA TAN AI CHING

Eleana Tan Ai Ching was appointed Alternate Director to Tay Siew Choon on January 2004. Ms. Tan has been in the finance accounting field for more than 16 years and is currently the Director, Finance of Singapore Technologies Pte Ltd. Prior to this appointment, she was Group Financial Controller of Singapore Technologies Engineering Ltd. Ms. Tan is presently a director of Chartered Silicon Partners Pte Ltd. Ms. Tan received her Bachelor of Accountancy (Honors) from the National University of Singapore.

SENIOR MANAGEMENT

SUH TAE SUK

Suh Tae Suk joined us in September 2002 as our Chief Operating Officer. Mr. Suh has 29 years of experience in the semiconductor industry. Prior to joining us, he served as Managing Director of Philips Semiconductor Thailand from 1996 to September 2002 and as General Manager of Philips Semiconductor Philippines from 1995 to 1996. From 1973 to 1992, Mr. Suh was with Philips Korea where he last served as Staffing Director of Assembly Operations. He received his Bachelor of Business Administration from Kyung Hee University in 1974.

PEARLYNE WANG

Pearlyne Wang joined us in April 2000. Ms. Wang is acting Chief Financial Officer, a position she has held since June 2002, except during the tenure of our former Chief Financial Officer, Dov Oshri from August 2003 to January 2004 when she was Vice President, Finance. Before assuming the post of Acting Chief Financial Officer in June 2002, she had held the position of Vice President, Finance and, prior to that, was our Financial Controller. From 1980 to 2000, she was with McDermott South East Asia Pte. Ltd and served as its Regional Head of Finance (Far East Operations) from 1996 to early 2000. From 1973 to 1980, Ms. Wang held various accounting positions at Esso Singapore Pte. Ltd. She received her CPA from the Association of Certified Chartered Accountants, UK and is a member of the Institute of Certified Public Accountants Singapore (ICPAS).

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

B.       COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

In 2003, the aggregate amount of compensation and bonuses paid and accrued for all our directors and senior management was approximately $2.2 million broken down as follows:

                                                                       EXECUTIVE     NON EXECUTIVE
                                                                       DIRECTORS      DIRECTORS(1)        TOTAL(2)
-----------------------------------------------------------------------------------------------------------------
Charles Richard Wofford                                                                   $ 102,420      $  102,420
Lim Ming Seong                                                                               50,000          50,000
Tan Lay Koon                                                          $  397,602(5)                         397,602
Peter Seah Lim Huat                                                                          30,000          30,000
Tay Siew Choon                                                                               30,000          30,000
Quek Swee Kuan(3)                                                                             2,393           2,393
Tan Choon Shian(4)                                                                            3,346           3,346
Koh Beng Seng                                                                                29,000          29,000
Steven Hugh Hamblin                                                                          67,410          67,410
Teng Cheong Kwee                                                                             33,590          33,590
William J. Meder                                                                             49,000          49,000
Richard John Agnich                                                                          41,000          41,000
Senior Management (excluding Executive Directors) as a group                                              1,338,443
                                                                      ----------          ---------      ----------

                                                                      $  397,602          $ 438,159      $2,174,204
                                                                      ==========          =========      ==========

(1) We will seek approval at our annual general meeting in 2004 for the payment of directors' fees for the financial year ended December 31, 2003.

(2)      No compensation was given in the form of stock options.

(3)      Appointed on July 29, 2003.

(4)      Resigned on July 29, 2003.

(5) Includes bonus payment of $22,958 for the financial year ended December 31, 2003.

As of February 15, 2004, we had twelve directors (including one alternate director) on the Board. Our executive director does not receive any directors' fees. Our non-executive directors are paid directors' fees, except that for the directors employed by Singapore Technologies Pte Ltd and EDBI, their directors' fees are paid to Singapore Technologies Pte Ltd and EDBI, respectively. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees. They may receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any directors' fees including for serving or attending meetings of the Board.

For the financial year ended December 31, 2002, we paid our non-executive directors fees totaling $380,000. We will seek approval at our annual general meeting in 2004 for the payment of directors' fees of approximately $440,000. The increase was due principally to attendance fees paid to Mr. Charles Richard Wofford and Mr. Steven Hugh Hamblin for attendance at Executive Committee meetings.

We have provided to our directors and officers customary director or officer insurance, as appropriate.

We have an established incentive plan to reward our senior executives for their performance and contributions. The incentive pool is derived from the annual wage increments of the participants and a sharing of the positive Economic Value Added, or EVA, and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool would be based on the collective achievement of the corporate goals, achievement of individual performance targets as well as his or her scoring on corporate values. Each senior executive will have his or her own notional EVA bank account. The bonus earned each year will be added to his or her notional EVA bank account, and only one third of the aggregate EVA bank amount will be paid for the year. Payment is made only when there is a positive EVA bank balance in the notional EVA bank account.

In the case of Tan Lay Koon, his incentive plan comprises a Performance Target Bonus component as well as an EVA-based incentive plan. The Performance Target Bonus is paid in relation to the extent to which he achieves his yearly individual targets which are set to focus on what needs to be achieved for the year in support of long term strategic business goals subject to a maximum payout of 2.5 months' base salary. His EVA-based incentive plan is also based on a sharing of the positive EVA and the change in EVA over the preceding year. Each year, the EVA bonus earned will be added to (or subtracted from, in the case of negative EVA change) his notional EVA bank account, and only one third of the aggregate EVA bank amount will be the payout for the year. The balance is accrued to the following year as a provision for future years' payout and the payout is subject to the future performance of the company.

We do not have any pension, retirement or other similar post-retirement benefits, other than the plans required or permitted by local regulations and described below.

Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. Our total expenses under this plan were $2.7 million for 2001, $3.0 million for 2002 and $4.0 million for 2003.

Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek contributes its pension obligations to Central Trust of China, as required by the Labor Standards Law. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan's assets in meeting the benefits accrued to the participating staff. Our total pension plan expenses for the period from August 21, 2001 (the date we acquired Winstek) to December 31, 2001 were approximately $39,000, for the year ended December 31, 2002 were approximately $24,000 and for the year ended December 31, 2003 were approximately $46,000.

STATS Inc and STATS FastRamp have a 401(k) savings plan covering substantially all of our U.S. employees. We contribute up to 6% of eligible employee compensation at the rate of 50% of employee contributions deferred to the 401
(k) plan. Our company's matching contributions under the 401(k) plan were $131,000 in 2001, $186,000 in 2002 and $258,000 in 2003.

C.       BOARD PRACTICES

BOARD OF DIRECTORS

Our Articles of Association set the minimum number of directors at two. We currently have twelve directors including an alternate director. A number of our directors are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Accordingly, the appointments of Steven Hugh Hamblin, William
J. Meder and Richard John Agnich will expire and we will seek shareholders' approval for their re-appointment at the next annual general meeting of shareholders in 2004. Our Articles of Association also provide that the Board of Directors has the power to appoint any person to be a director to fill a casual vacancy or as an additional director. These persons may only be directors until the next annual general meeting of shareholders but are eligible for re-election. Accordingly, the appointment of Quek Swee Kuan will expire and we will seek shareholders' approval for his re-appointment at the next annual general meeting of shareholders in 2004. Under the Companies Act, the term of any director shall expire on the date of the annual general meeting of shareholders immediately following the date that director turns 70 years of age, although he or she will be eligible for re-election. Directors who are aged 70 or older are eligible for re-election upon the approval of the shareholders of the company by way of an ordinary resolution passed at an annual general meeting and, if re-elected, will hold office until the next annual general meeting of the shareholders. Accordingly, the appointment of Charles Richard Wofford, will expire and we will seek shareholders' approval for his re-appointment at the next annual general meeting of shareholders to be held in 2004.

As of February 15, 2004, Singapore Technologies Pte Ltd through its wholly owned subsidiary Singapore Technologies Semiconductors Pte Ltd beneficially owned approximately 66.15% of our outstanding ordinary shares (including 5.27% of shares lent to Deutsche Bank AG and Morgan Stanley & Co. International Limited pursuant to a Global Master Securities Lending Agreement in connection with the issue of convertible notes due 2008 by ST Assembly Test Services Ltd dated October 29, 2003 executed by each of Deutsche Bank AG and Morgan Stanley & Co. International Limited) and is able to control actions over many matters requiring approval by our shareholders, including the election of directors.

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

We do not have any service contracts with any of our non executive directors. The services contract of our executive director does not provide for benefits upon termination of employment.

COMMITTEES OF THE BOARD OF DIRECTORS

(i)      Audit Committee

The Audit Committee currently consists of four members, all of whom are non-executive directors. They are Teng Cheong Kwee (Chairman), Steven Hugh Hamblin, Koh Beng Seng and Richard John Agnich. Mr. Hamblin stepped down as Chairman of the Audit Committee on January 28, 2003 but remains a member. He was appointed to the Executive Committee which was established on January 28, 2003. Mr. Wofford was a member of the Audit Committee until January 28, 2003 when he was appointed Chairman of the Executive Committee. The Audit Committee reviews the scope and results of the audits provided by our internal and independent auditors, reviews and evaluates the adequacy of our administrative, operating and internal accounting controls, reviews material related party transactions, and reviews the integrity of the financial information presented to our shareholders. Under Singapore law, only board members of a company may serve on its Audit Committee.

The Audit Committee held four meetings in 2003.

(ii)     Executive Resource & Compensation Committee

The Executive Resource & Compensation Committee currently consists of Peter Seah Lim Huat (Chairman), Charles Richard Wofford and Lim Ming Seong.

The Executive Resource & Compensation Committee oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies that attract, motivate and retain talented executives to meet our current and future growth plans. Specifically, the Executive Resource & Compensation Committee establishes and approves the compensation policies and incentive programs for key management executives. The compensation of the Chief Executive Officer is further required to be approved by the Board. The Executive Resource and Compensation Committee also approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and younger talented executives.

We are a "controlled company" as defined in Rule 4350(c)(5) of the Nasdaq Marketplace Rules (i.e. more than 50% of the voting power of our company is held by an individual, group or another company) and hence, we are exempt from compliance with Rule 4350(c) of the Nasdaq Marketplace Rules relating to independence of directors serving on compensation and nomination committees.

The Executive Resource & Compensation Committee held three meetings in 2003.

(iii)    Budget Committee

The Budget Committee currently consists of Lim Ming Seong (Chairman), Tay Siew Choon and William J. Meder. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.

The Budget Committee held five meetings in 2003.

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

The Executive Committee held six meetings in 2003.

(v)      Nominating Committee

The Nominating Committee which was established on January 28, 2004, comprises the same members as the Executive Resource & Compensation Committee. The Committee identifies suitable candidates for appointment to our Board of Directors, with a view to ensuring that the individuals comprising our Board can contribute in the relevant strategic areas of our business and are able to discharge their responsibilities as directors having regard to the law and high standards of governance.

We are a "controlled company" as defined in Rule 4350(c)(5) of the Nasdaq Marketplace Rules (i.e. more than 50% of the voting power of our company is held by an individual, group or another company) and hence, we are exempt from compliance with Rule 4350(c) of the Nasdaq Marketplace Rules relating to independence of directors serving on compensation and nomination committees.

D.       EMPLOYEES

As of December 31, 2003, we had 4,004 full time employees and 29 temporary employees or contract employees. Our employees are not members of any labor union or organization in Singapore or any other country in which we operate. We cannot assure you that our employees will not become members of labor unions or similar organizations, particularly if such membership is required under the laws of the countries in which we operate our business. We believe that our employees should be equity owners of our company and we seek to provide opportunities for them to build careers with us. We believe we have a good relationship with our employees.

The following table sets forth numbers of our employees by function and location for the dates indicated.

                                                                            AS OF DECEMBER 31,
                                                                      2001            2002        2003
-------------------------------------------------------------------------------------------------------
FUNCTION

Direct and Indirect Labor (Manufacturing)                            1,778           1,950        3,140(1)
Indirect Labor (Administration)                                        627             653          735
Research and Development                                               154             164          129

TOTAL                                                                2,559           2,767        4,004

LOCATION
Singapore                                                            2,370           2,419        3,461
USA                                                                     83             112          145
Taiwan                                                                  94             224          376
China                                                                    -               -           16
Others                                                                  12              12            6

TOTAL                                                                2,559           2,767        4,004

(1) The approximately 61% increase in headcount was the result of additional hires in 2003 to support the increase in the volume of our operations.

E.       SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

Based on an aggregate of 1,076,731,410 ordinary shares outstanding as of February 15, 2004, each of our directors and senior management officers has a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of such date.

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

SHARE OPTIONS FOR DIRECTORS

The following table contains information pertaining to share options held by directors as of February 15, 2004:

                                      NUMBER OF ORDINARY SHARES
                                       ISSUABLE ON EXERCISE OF     PER SHARE EXERCISE PRICE          EXERCISABLE
                                                 OPTION                      S$                         PERIOD
------------------------------------------------------------------------------------------------------------------------
Charles Richard Wofford                        25,000                        0.42               02/09/2000 to 12/09/2004
                                               20,000                        0.25               02/09/2000 to 06/11/2004
                                               20,000                       3.554               02/09/2000 to 11/21/2004
                                               40,000                        6.93               04/20/2001 to 04/19/2005
                                               50,000                       1.592               04/24/2002 to 04/23/2006
                                               70,000                       2.885               04/29/2003 to 04/28/2007
                                              100,000                        1.99               08/06/2004 to 08/05/2008

Lim Ming Seong                                200,000                       1.592               04/24/2002 to 04/23/2011
                                               70,000                       2.885               04/29/2003 to 04/28/2007
                                               70,000                        1.99               08/06/2004 to 08/05/2008

Tan Lay Koon                                  500,000                        6.93               04/20/2001 to 04/19/2010
                                              700,000                       2.826               10/19/2001 to 10/18/2010
                                              449,000                       1.592               04/24/2002 to 04/23/2011
                                              325,000                       2.885               04/29/2003 to 04/28/2012
                                            2,000,000                         2.2               06/26/2003 to 06/25/2012
                                              700,000                        1.99               08/06/2004 to 08/05/2013

Koh Beng Seng                                  10,000                        0.25               02/09/2000 to 12/09/2004
                                               50,000                       3.554               02/09/2000 to 11/21/2004
                                               40,000                        6.93               04/20/2001 to 04/19/2005
                                               50,000                       1.592               04/24/2002 to 04/23/2006
                                               50,000                       2.885               04/29/2003 to 04/28/2007
                                               50,000                        1.99               08/06/2004 to 08/05/2008

Peter Seah Lim Huat                            70,000                        1.99               08/06/2004 to 08/05/2013

Tay Siew Choon                                 70,000                        1.99               08/06/2004 to 08/05/2013

Steven Hugh Hamblin                            10,000                        0.25               02/09/2000 to 12/09/2004
                                               20,000                        0.25               02/09/2000 to 06/11/2004
                                               30,000                       3.554               02/09/2000 to 11/21/2004
                                               40,000                        6.93               04/20/2001 to 04/19/2005
                                               50,000                       1.592               04/24/2002 to 04/23/2006
                                               70,000                       2.885               04/29/2003 to 04/28/2007
                                               70,000                        1.99               08/06/2004 to 08/05/2008

Teng Cheong Kwee                               50,000                       1.592               04/24/2002 to 04/23/2006
                                               50,000                       2.885               04/29/2003 to 04/28/2007
                                               70,000                        1.99               08/06/2004 to 08/05/2008

William J Meder                                20,000                       1.624               07/23/2002 to 07/22/2006

                                      NUMBER OF ORDINARY SHARES
                                       ISSUABLE ON EXERCISE OF     PER SHARE EXERCISE PRICE          EXERCISABLE
                                                 OPTION                      S$                         PERIOD
------------------------------------------------------------------------------------------------------------------------
                                               50,000                       2.885               04/29/2003 to 04/28/2007
                                               50,000                        1.99               08/06/2004 to 08/05/2008

Richard John Agnich                            20,000                       1.298               10/23/2002 to 10/22/2006
                                               50,000                       2.885               04/29/2003 to 04/28/2007
                                               50,000                        1.99               08/06/2004 to 08/05/2008

Quek Swee Kuan                                      0                           -                                      -

Eleana Tan Ai Ching                                 0                           -                                      -

EMPLOYEES' SHARE OWNERSHIP SCHEME

We had an Employees' Share Ownership Scheme for employees and directors of our company, our subsidiary and the related companies within the Singapore Technologies Group which was terminated prior to the initial public offering of our shares on the Nasdaq National Market and Singapore Exchange in February 2000.

SHARE OPTION PLAN

Effective as of May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999, or the Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase their proprietary interest in our company through the grant of options to purchase ordinary shares of our company. Options granted under the Share Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

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

Each option granted under the Share Option Plan is evidenced by a share option agreement and the term of options may not exceed ten years from the date of grant. If the optionee's service with us is terminated, the optionee may exercise all or part of the optionee's options at any time before expiration of such options but only to the extent that such options had become exercisable before the termination of service (or become exercisable as a result of the termination), unless otherwise determined by the Executive Resource & Compensation Committee in its sole discretion. The balance of such options shall lapse when the optionee's service terminates.

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

As of February 15, 2004, options to purchase an aggregate of 60,711,595 ordinary shares were accepted and outstanding, out of which 13,902,000 were held by all directors and senior management as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from June 2004 to August 2013.

In 2004, we expect to grant to our directors, officers and employees additional options under the Share Option Plan. The exercise price of such options will be equal to the fair market value of the underlying ordinary shares on the date of the grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

On December 29, 2003, Singapore Technologies Pte Ltd transferred the ownership of all our ordinary shares held by Singapore Technologies Pte Ltd of 511,532,398 ordinary shares or 47.51% of our issued shares as of such date to its wholly owned subsidiary, Singapore Technologies Semiconductors Pte Ltd. As of February 15, 2004, Singapore Technologies Semiconductors Pte Ltd beneficially owned approximately 66.15% of our ordinary shares (including 5.27% of shares lent to Deutsche Bank AG and Morgan Stanley & Co. International Limited pursuant to a Global Master Securities Lending Agreement in connection with the issue of convertible notes due 2008 by ST Assembly Test Services Ltd dated October 29, 2003 executed by each of Deutsche Bank AG and Morgan Stanley & Co. International Limited). As of February 15, 2004, Temasek Holdings, the principal holding company through which the corporate investments of the Government of Singapore are held, directly owned 81.3% of the ordinary shares of Singapore Technologies Pte Ltd. The remaining 18.7% of the ordinary shares of Singapore Technologies Pte Ltd is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings. Singapore Technologies Holdings Pte Ltd also owns all of the 50,000 issued preference shares in Singapore Technologies Pte Ltd. As a result, Singapore Technologies Pte Ltd and Temasek Holdings are able to exercise direct or indirect control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Matters that typically require shareholder approval include, among other things:

     -   the election of directors;

     -   our merger or consolidation with any other entity;

     -   any sale of all or substantially all of our assets; and

     -   the timing and payment of dividends.

The following table sets forth certain information regarding the ownership of our ordinary shares as of February 15, 2004 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                        NUMBER OF SHARES                          PERCENTAGE(2)
NAME OF BENEFICIAL OWNER                               BENEFICIALLY OWNED                       BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------
Singapore Technologies Semiconductors Pte Ltd(1)           712,228,050                                 66.15 %

(1) Includes 5.27% of shares lent to Deutsche Bank AG and Morgan Stanley & Co. International Limited pursuant to a Global Master Securities Lending Agreement in connection with the issue of convertible notes due 2008 by ST Assembly Test Services Ltd dated October 29, 2003 executed by each of Deutsche Bank AG and Morgan Stanley & Co. International Limited. Temasek Holdings, the principal holding company through which the corporate investments of the Government of Singapore are held, owns 81.3% of the ordinary shares of Singapore Technologies Pte Ltd, and owns 100% of Singapore Technologies Holdings Pte Ltd, which owns the remaining 18.7% of the ordinary shares of Singapore Technologies Pte Ltd and all of the 50,000 issued preference shares of Singapore Technologies Pte Ltd which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd.

     Temasek Holdings may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies Semiconductors Pte Ltd.

(2) Based on an aggregate 1,076,731,410 ordinary shares outstanding as of February 15, 2004.

All our ordinary shares have identical rights in all respects and rank equally with one another.

Our ordinary shares have been traded on the Singapore Exchange Securities Trading Limited or SGX-ST since January 31, 2000 and our ADSs have been traded on the Nasdaq National Market or Nasdaq since January 28, 2000.

As of February 15, 2004, 201,240 of our ordinary shares, representing 0.02% of our outstanding shares, were held by a total of 35 holders of record with addresses in the United States. As of February 15, 2004, 812,318 of our ADSs (representing 8,123,180 ordinary shares), representing 0.75% of our outstanding shares, were held by a total of 5 registered holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADSs could be higher.

On February 15, 2004, the closing price of our ordinary shares on the SGX-ST was S$1.94 per ordinary share and the closing price of our ADSs on Nasdaq was $11.58 per ADS.

B.       RELATED PARTY TRANSACTIONS

We engage in transactions with companies in the Singapore Technologies Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered for its wafer, sort assembly and test services in March 2000. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002. This agreement governs the conduct of business between the parties, relating, among other things, to the sort, assembly and test services which were previously governed solely by purchase orders executed by Chartered. The agreement does not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder.

In October 2001, we gave a guarantee on behalf of our subsidiary, STATS Inc., for the lease by STATS Inc. of its office in California in the United States. The guarantee covers the full performance of each term, covenant and condition of the lease, including payment of all rent and other sums that may be required to be paid under the lease. The largest amount that we guaranteed in 2002 under this agreement was $4.6 million. As of December 31, 2003, the amount outstanding under this guarantee was approximately $3.2 million.

We entered into a long-term loan agreement with EDB on June 5, 1998 for a sum of $52.9 million (S$90.0 million). The loan was denominated in Singapore dollars and bore interest at 1% over the prevailing annual interest rate declared by the Central Provident Fund Board, a statutory board of the Government of Singapore. The principal amount was repayable over seven equal semi-annual installments commencing from September 2000 and ending on September 1, 2003. The loan was guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricted us, without prior consent from EDB, from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of our company, in each case without prior lender consent. We fully repaid this loan on September 1, 2003.

We lease the land on which our Singapore facility is situated pursuant to a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is $63,647 (S$110,745) per month subject to revision to market rate in March of each year, with the increase capped at 4% per annum.

In the years ended December 31, 2001, 2002 and 2003, we paid management fees of $1.0 million, $1.1 million and $1.1 million, respectively, to Singapore Technologies Pte Ltd for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into on December 1999. Prior to this agreement, these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll. We believe that our arrangement with Singapore Technologies Pte Ltd approximates the cost of providing these services.

Mr. Tan Bock Seng served as our Chief Executive Officer from May 18, 1998 to January 7, 2002. Effective January 8, 2002, we appointed Mr. Tan Bock Seng as advisor to our Board of Directors. In August 2002, Mr. Tan Bock Seng terminated the advisory agreement between him and us. In recognition of his past services, Singapore Technologies Pte Ltd made a payment of $1.0 million to Mr. Tan Bock Seng. We accounted for the payment as compensation expenses in the income statement and as additional paid-in capital within shareholders' equity as the payment did not involve any cash outlay by us.

In November 2002, we executed a letter of charge and set-off in favor of United Overseas Bank Ltd Taipei Branch, or "UOB Taipei," in connection with a working capital loan facility of $19.0 million granted by UOB Taipei to our subsidiary, Winstek, of which $3.5 million had been drawn down. as of February 15, 2004. The loan facility provides for interest at the rate of 7.93% per annum payable every quarter. Under the terms of the letter of charge and set-off, we are required to make deposits as cash collateral for the loan to Winstek in an amount equal to the amount drawn down with UOB Taipei and its branches. We may not withdraw or otherwise transfer or encumber these deposits without the consent of UOB Taipei as long as the loan is outstanding. As at December 31, 2002, the amount deposited was US$3.5 million under this agreement. This loan was fully repaid in November 2003.

We participate in a ST cash management program managed by a bank. Under this program, cash balances are pooled with other companies in the Singapore Technologies Group. The daily cash surpluses or shortfalls of the companies within the pool earn or bear interest at prevailing interest rates. From time to time, we deposit excess funds with ST Treasury Services Ltd, a wholly owned subsidiary of Singapore Technologies. Our insurance coverage is held under various insurance policies which are negotiated and maintained by Singapore Technologies but billed directly to us. This enables us to benefit from the group rates negotiated by Singapore Technologies.

In accordance with the requirements of the Nasdaq Marketplace Rules, all new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of the Board of Directors.

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

ITEM 9. THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

PRICE RANGE OF OUR ORDINARY SHARES AND ADSs

The historical `high' and `low' prices of our ordinary shares and ADSs for the periods stated are as shown below.

                                                        PRICE PER ORDINARY SHARE ON THE      PRICE PER ADS ON NASDAQ
                                                                  SGX (IN S$)                        (IN US$)
                                                            HIGH               LOW             HIGH             LOW
--------------------------------------------------------------------------------------------------------------------
Annual for 2000                                            10.90              2.22            63.63            13.13
Annual for 2001                                             2.84              0.99            16.00             5.60
Annual for 2002                                             3.16              0.87            17.25             4.89
Annual for 2003                                             2.73              1.05            15.75             6.16

Quarterly highs and lows :
- quarter ending March 31, 2002                             3.12              2.17            17.25            11.95
- quarter ending June 30, 2002                              3.16              2.13            17.09            11.67
- quarter ending September 30, 2002                         2.54              0.90            13.87             4.95
- quarter ending December 31, 2002                          1.61              0.87             9.10             4.89
- quarter ending March 31, 2003                             1.44              1.05             8.00             6.16
- quarter ending June 30, 2003                              1.83              1.15            10.30             6.65
- quarter ending September 30, 2003                         2.59              1.72            14.89             9.55
- quarter ending December 31, 2003                          2.73              1.93            15.75            11.40

Monthly highs and lows :
September 2003                                              2.59              2.22            14.89            12.41
October 2003                                                2.73              2.25            15.75            12.80
November 2003                                               2.46              1.93            13.90            11.40
December 2003                                               2.19              1.98            13.45            11.45
January 2004                                                2.45              2.12            14.74            12.60
February 2004                                               2.32              1.76            13.78            10.34

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

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Not applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a company limited by shares incorporated under the laws of the Republic of Singapore. Our company registration number with the Registry of Companies and Businesses in Singapore is 199407932D.

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

BOARD OF DIRECTORS

Our Articles of Association state that a director must declare at a meeting of the Board of Directors if there are matters which may conflict with his duties or interests as a director. He is not allowed to vote in respect of any contract or arrangement or other proposal whatsoever in which he has any interest, directly or indirectly and shall not be counted in the quorum in relation to any resolution with respect to which he is not entitled to vote. If an independent quorum is not achieved, the remaining directors may convene a general meeting.

Our directors may exercise all the borrowing powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities.

No shares are required to be held by a director for director's qualification.

Under Singapore law, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company unless the shareholders at an annual general meeting vote by an ordinary resolution in favor of his appointment to hold office until the next annual general meeting of the company.

Our Articles of Association set the minimum number of directors at two. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election.

Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. There is currently one alternate director. Under Singapore law, the alternate director is not merely an agent of the director but is accountable to the company for his or her actions as director during the period for which he or she acts as alternate director.

ORDINARY SHARES

Our authorized capital is S$800,000,000 consisting of 3,200,000,000 ordinary shares of par value S$0.25 each. We have only one class of shares, namely, ordinary shares, which have identical rights in all respects and rank equally with one another. Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors think fit and may issue preference shares which are, or at the option of our company are, redeemable, subject to certain limitations. Our directors may issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium on those shares will, subject to certain exceptions, be transferred to a share premium account. All of our ordinary shares are in registered form. All issued ordinary shares are entitled to voting rights. We may, subject to and in accordance with the Companies Act, Chapter 50 of Singapore or "Companies Act," purchase our own ordinary shares. We may not, except as provided in the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our ordinary shares.

NEW ORDINARY SHARES

New ordinary shares may only be issued with the prior approval of the shareholders in a general meeting of the shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required to be held, whichever is earlier. Our shareholders have given the general authority to allot and issue any remaining approved but unissued ordinary shares in the capital of our company prior to the next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any class of shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that, amongst others, new ordinary shares may not be issued to transfer a controlling interest in our company without the prior approval in general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association or Singapore law.

SHAREHOLDERS

Only persons who are registered in the register of members and, in cases in which the person so registered is The Central Depository (Pte) Limited, or CDP, the persons named as depositors in the depository register maintained by CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights in respect of any ordinary share other than an absolute right to the entirety thereof of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of members for any time or times if we provide the Registrar of Companies and Businesses of Singapore at least 14 days' notice. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders' entitlement to receive dividends and other distributions for no more than ten days a year.

TRANSFER OF ORDINARY SHARES

There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in a form acceptable to our directors. Our directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if we are properly notified and if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our directors may require.

GENERAL MEETINGS OF SHAREHOLDERS

We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by Singapore law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of our company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital, share premium account or capital redemption reserve fund. We must give at least 21 days' notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days' notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business and a statement regarding the effect of any proposed resolution on our company in respect of such special business.

VOTING RIGHTS

A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry clearance system will only be entitled to vote at a general meeting if his or her or its name appears on the depository register maintained by CDP as at 48 hours before the time of the general meeting. Except as otherwise provided in our Articles of Association, two or more shareholders holding at least 33 1/3% of our total issued and fully-paid ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A poll may be demanded in certain circumstances, including by the chairman of the meeting, by not less than five shareholders present in person or by proxy and entitled to vote or by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting.

DIVIDENDS

We may, by ordinary resolution of our shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our directors. We must pay all dividends out of our profits. However, we may capitalize our share premium account and apply it to pay dividends, if such dividends are satisfied by the issue of shares to the shareholders. Our directors may also declare an interim dividend without the approval of the shareholders. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any ordinary share provide otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his or her registered address. Notwithstanding the foregoing, the payment to CDP of any dividend payable to a shareholder who holds his ordinary shares through the CDP book-entry clearance system shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.

BONUS AND RIGHTS ISSUE

Our directors may, with approval by our shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to our shareholders in proportion to their shareholdings. Our directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue.

TAKE-OVERS

The Singapore Code on Take-Overs and Mergers, or "Take-Over Code," regulates the acquisition of, among others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him or her, in 30% or more of our voting shares, or, if such person holds, either on his or her own or together with parties acting in concert with him or her, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.

"Parties acting in concert" comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: a company and its related and associated companies and companies whose associated companies include any of these companies, a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts), a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, a financial or other professional adviser and its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client's equity share capital, directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent, partners, and an individual and his or her close relatives, related trusts, any person who is accustomed to act in accordance with his or her instructions and companies controlled by the individual, his or her close relatives, his or her related trusts or any person who is accustomed to act in accordance with his or her instructions.

An offer for consideration other than cash must, subject to certain exceptions, be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months.

Under the Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer.

LIQUIDATION OR OTHER RETURN OF CAPITAL

If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.

INDEMNITY

As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as officers or employees of our company and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.

LIMITATIONS ON RIGHTS TO HOLD OR VOTE SHARES

Except as described herein, there are no limitations imposed by Singapore law or by our Articles of Association on the rights of non-resident shareholders to hold or vote ordinary shares.

SUBSTANTIAL SHAREHOLDINGS

The Companies Act and the Securities and Futures Act, Chapter 289 of Singapore require the substantial shareholders of our company to give notice to our company and the SGX-ST including particulars of their interest and the circumstances by reason of which they have such interest, within two business days of their becoming substantial shareholders of our company and of any change in the percentage level of their interest.

Under the Companies Act, a person has a substantial shareholding in a company if he or she has an interest (or interests) in one or more voting shares in our company and the nominal amount of that share (or the aggregate of the nominal amounts of those shares) is not less than 5% of the aggregate of the nominal amount of all voting shares in our company.

MINORITY RIGHTS

The rights of minority shareholders of Singapore-incorporated companies are protected under section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of the company, as they think fit to remedy situations where: (1) the affairs of the company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders; or (2) the company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may direct or prohibit any act or cancel or vary any transaction or resolution, regulate the conduct of our company's affairs in the future, authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the court may direct. The Singapore courts may also direct that our company or some of our shareholders purchase minority shareholder's shares and, in the case of a purchase of shares by us, a corresponding reduction of the share capital, and direct that our Memorandum or Articles of Association be amended or that our company be wound up.

C.       MATERIAL CONTRACTS

In January 2002, we established a $294.1 million (S$500.0 million) MTN Program. Under the MTN Program, we may, from time to time, issue notes in series or tranches in Singapore dollars or any other currencies as may be agreed upon between us and the dealers of the MTN Program. Each series of notes may be issued in various amounts and terms, and may bear fixed or floating rates of interest. The notes constitute unsecured obligations. The MTN Program limits our ability to pay dividends while the interest on the notes is unpaid, to create security interests to secure our indebtedness and to undertake any form of reconstruction, amalgamation, merger or consolidation with another company if such arrangement would affect our ability to make payments on the notes, among other things. We intend to use the proceeds from the MTN Program for our general corporate purposes including capital expenditure, working capital and investments. We have not issued any notes under the MTN Program. Our ability to issue notes under the MTN Program will depend on market and other conditions (including our financial condition) prevailing at the time we intend to issue notes. As a result, we may not be able to issue notes under the MTN Program.

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

We have licensed patent rights from Motorola, Inc. to use technology in manufacturing BGA packages under an agreement which expires on December 31, 2010. Under this agreement, we are required to pay Motorola a royalty based upon a percentage of net revenues. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.

In June 2003, we executed a Strategic Assistance Loan Agreement with Simmtech, pursuant to which we granted an interest-free loan of $5 million to Simmtech and Simmtech undertook to supply such quantities of materials, substrates and other supplies to enable us to produce a specified number of PBGA and stPBGA packages up to mid 2007. The loan is repayable in installments of $450,000, with the first installment of the repayment amount due on

June 23, 2004 and thereafter on the first day of each subsequent three month period, except that the last repayment amount is due no later than July 1, 2007. In order to secure Simmtech's obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 700,000 shares of common stock of Simmtech under a Pledge Agreement dated June 20, 2003 as well as transferred to us pursuant to a Yangdo Tambo Agreement dated June 20, 2003, all its rights and interests in certain movable property to be released and re-transferred upon the repayment of the loan.

In November, 2003, we issued $115.0 million of senior unsecured and unsubordinated convertible notes due November 7, 2008. The convertible notes have a yield to maturity of 4.25%. At the maturity date, we will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into our ordinary shares, or subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of $3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of UD$1.00 =S$1.7403). The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if our shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.25% per year to the redemption date.

On December 26, 2003, we signed a Base Capacity and Continuing Support Agreement with Simmtech and a Loan Agreement pursuant to which we granted an interest-free loan of $15 million to Simmtech. Under the Base Capacity and Continuing Support Agreement which took effect from January 1, 2004, Simmtech further committed and undertook to supply certain quantities of substrates and other supplies to enable us to produce certain specified quantities of PBGA and stPBGA packages. In connection with this, we executed a Strategic Assistance Loan Agreement under which we granted a loan of $15 million to Simmtech. The loan is repayable in installments of $882,353, with the first installment due on January 2, 2005 and thereafter on the first day of each subsequent three month period, except that the last installment is due no later than January 2, 2009. Under the Loan Agreement, in the event that Simmtech spins off its substrate manufacturing operations and forms a new company, to run such operations, we are entitled to make an equity investment of up to 30% in the new company. Further, for as long as the loan is outstanding from Simmtech, we have the right to nominate for election one non-standing member of the board of directors of Simmtech. In order to secure Simmtech's obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 2,400,000 shares of common stock of Simmtech under a Share Pledge Agreement dated December 26, 2003. Simmtech also transferred to us pursuant to a Yangdo Tambo Agreement dated December 26, 2003, all its rights and interests in the equipment to be purchased using the loan sums. These rights and interests will be released and re-transferred upon repayment of the loan. In addition, we were granted a fourth priority maximum amount factory mortgage over certain property owned by Simmtech.

In January 2004, in order to enhance our yields on our cash deposits, we entered into a bond transaction and an asset swap transaction with Deutsche Bank AG, London Branch. In exchange for the purchase of certain bonds from the Bank at a bond purchase price of $96,116,000, the Bank agreed to make four payments of $25,000,000 each spread out over the years 2004 to 2007, to us in respect of the bonds. In consideration for such payments, we agreed to pledge the Bonds in favor of the Bank and enter into an International Swaps and Derivatives Association ("ISDA") Agreement with the Bank.

On February 10, 2004, we signed an Agreement and Plan of Merger and Reorganization with ChipPAC, pursuant to which a newly formed, wholly owned subsidiary of ours will merge with ChipPAC and ChipPAC will become our wholly owned subsidiary. Pursuant to the merger, each share of Class A common stock, par value US$0.01 per share, of ChipPAC will be converted into the right to receive 0.87 of our ADSs. Consummation of the merger is subject to certain conditions, including approval of our shareholders and the stockholders of ChipPAC, expiration of the Hart-Scott-Rodino antitrust waiting period in the United States, receipt of a private letter ruling from U.S. tax authorities relating to the tax treatment of the merger for ChipPAC stockholders and other customary conditions, which we cannot assure you will be satisfied or waived. Singapore Technologies Semiconductors Pte Ltd has entered into a voting agreement pursuant to which it has agreed to vote approximately 59% of our outstanding capital stock beneficially owned by Singapore Technologies Semiconductors Pte Ltd in favor of the issuance of our ADSs in connection with the merger and certain other related matters. In addition, certain of ChipPAC's stockholders who own approximately 18% of ChipPAC's Class A common stock have entered into a voting agreement pursuant to which they have agreed to vote in favor of the merger.

D.       EXCHANGE CONTROLS

Currently, there are no exchange control restrictions in Singapore.

EXCHANGE RATES

Fluctuations in the exchange rate between the Singapore dollar and the U.S dollar will affect the U.S. dollar equivalent of the Singapore dollar price of the ordinary shares on the Singapore Exchange and, as a result, may affect the market price of our convertible notes. Currently, there are no restrictions in Singapore on the conversion of Singapore dollars into U.S. dollars and vice versa.

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

                                                  SINGAPORE DOLLARS PER US$1.00
                                                         NOON BUYING RATE
                                    AVERAGE(1)           LOW           HIGH        PERIOD END
                                    ----------           ---           ----        ----------
Year Ended December 31,
1999                                   1.70              1.66          1.74            1.67
2000                                   1.72              1.65          1.76            1.73
2001                                   1.80              1.74          1.85            1.85
2002                                   1.79              1.74          1.84            1.74
2003                                   1.74              1.69          1.78            1.70

Month
September 2003                                           1.73          1.76            1.73
October 2003                                             1.72          1.75            1.74
November 2003                                            1.71          1.75            1.72
December 2003                                            1.70          1.72            1.70
January 2004                                             1.69          1.71            1.69
February 2004                                            1.67          1.69            1.68

(1) The average of the daily Noon Buying Rates on the last business day of each month during the year.

E.       TAXATION

SINGAPORE TAXATION

The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The following is a summary of the material Singapore tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs, (collectively, the "Securities") to a holder of the Securities who is not tax resident in Singapore. The statements below are not to be regarded as advice on the tax position of any holder of the Securities or of any person acquiring, selling or otherwise dealing with the Securities or on any tax implications arising from the acquisition, sale or other dealings in respect of the Securities. The statements made herein do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Securities and does not purport to deal with the tax consequences applicable to all categories of investors some of which (such as dealers in securities) may be subject to special rules. Prospective holders of the Securities are advised to consult their own tax advisors as to the Singapore or other tax consequences of the acquisition, ownership or disposition of the Securities, including, in particular, the effect of any foreign, state or local tax laws to which they are subject.

INCOME TAX

GENERAL

Non-resident corporate taxpayers are subject to income tax on income that is accruing in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accruing in or derived from Singapore.

Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a current rate of 22% for the years of assessment 2003 and 2004, or 15% in the case of interest, royalty and rental of moveable equipment, subject to certain exceptions. We are obligated by law to withhold tax at the source.

A corporation will be regarded as being tax resident in Singapore if the control and management of its business is exercised in Singapore (for example, if the corporation's board of directors meets and conducts the business of the corporation in Singapore). An individual is tax resident in Singapore in a year of assessment if, in the preceding year, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she resides in Singapore.

DIVIDEND DISTRIBUTIONS

Dividends received in respect of our ordinary shares or ADSs by either a resident or non-resident of Singapore are not subject to Singapore withholding tax.

No Comprehensive tax treaty currently exist between Singapore and the United States.

DIVIDENDS PAID OUT OF TAX-EXEMPT INCOME OR INCOME SUBJECT TO CONCESSIONARY TAX RATE

If we pay dividends on the ordinary shares or ADSs out of income received that is exempt from tax because of our pioneer status or out of our income received that is subject to tax at a concessionary rate, if any, such dividends will be free from Singapore tax in the hands of the holders of the ordinary shares and ADSs. See "Item 5. Operating and Financial Review and Prospects -- Special Tax Status" for a discussion of our pioneer status.

DIVIDENDS PAID OUT OF INCOME SUBJECT TO NORMAL CORPORATE TAXATION

IMPUTATION SYSTEM

Prior to January 1, 2004, Singapore was on the imputation system of corporate taxation. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rate (currently 22% for the years of assessment 2003 and 2004) would be imputed to, and deemed to be paid on behalf of, our shareholders. Upon distribution of such income as dividends, our shareholders would have received dividends "Franked Dividends" net of such tax. The gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate) would be subject to Singapore tax. At the same time, the tax we paid would be available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).

A non-resident shareholder is effectively taxed on Franked Dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on net dividends received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder which does not have a permanent establishment in Singapore and deductible expenses attributed to such dividend income would normally not receive any tax refund from the Inland Revenue Authority of Singapore.

NEW ONE-TIER CORPORATE TAX SYSTEM

A new one-tier corporate tax system became effective from January 1, 2003 (subject to certain transitional rules). Under this new system, the tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in the hands of the shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. Accordingly, under the one-tier corporate tax system, no further Singapore income tax will be imposed on the net dividends received by a non-resident holder of the ordinary shares or ADSs.

However, to enable companies to make use of their unutilized dividend franking credits as at December 31, 2002, there will be a five-year transitional period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system for the purposes of paying franked dividends out of its unutilized dividend franking credits as at December 31, 2002. Accordingly, as long as we remain on the imputation system, shareholders may continue to receive dividends with credits attached as described above under "Imputation System."

For the transitional period from January 1, 2003 up to December 31, 2007, when the imputation system will co-exist with the one-tier corporate tax system, if we have not moved to the one-tier system, tax vouchers issued by us will distinguish between franked dividends and normal tax exempt dividends not being exempt dividends under the one-tier system, such as dividends paid out of tax exempt income, approved deduction or further deduction of expenses or foreign tax credit allowed. If we have fully utilized our dividend franking credits (that is. we are required to move to the one-tier system) or if we elect to move to the one-tier system at an earlier date, tax vouchers issued by us will distinguish between normal tax exempt dividends and exempt dividends under the one-tier system. We do not presently intend to migrate to the new one-tier corporate tax system until our dividend franking credits as at December 31, 2002 are fully utilized or until the transition period comes to an end on December 31, 2007, whichever is earlier.

CAPITAL GAINS ON DISPOSAL OF ORDINARY SHARES AND ADSs

Singapore does not impose tax on capital gains. However, there are currently no specific laws or regulations which address the characterization of capital gains; hence gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. Thus, any gains or profits from the disposal of the ordinary shares or ADSs are not taxable in Singapore unless the seller is regarded as carrying on a trade or business (for example, one of dealing in securities) in Singapore, in which case the disposal profits would be taxable as such profits would be considered revenue in nature.

STAMP DUTY

There is no stamp duty payable in respect of the issuance and holding of ordinary shares or ADSs. Where ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$0.20 for every S$100 or part thereof of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of ordinary shares or ADSs. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and received in Singapore.

ESTATE DUTY

In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties of the individual situated in Singapore. Estate duty is not imposed on the movable properties in Singapore owned by a non-domiciled person. Thus, an individual holder of the ordinary shares or ADSs who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of the ordinary shares or ADSs held by the individual upon the individual's death.

Prospective purchasers of ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisers regarding the Singapore estate duty consequences of their investment and ownership of such ordinary shares and/or ADS.

UNITED STATES FEDERAL INCOME TAXATION

The following is a general summary of the material United States federal income tax consequences of the ownership and disposition of ordinary shares (including ordinary shares represented by ADSs). This summary applies only to U.S. Holders that are beneficial owners of ordinary shares or ADSs and that hold ordinary shares or ADSs as "capital assets." This discussion does not address tax considerations applicable to a U.S. Holder's special circumstances or to U.S. Holders that may be subject to special tax rules. U.S. Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences of the ownership and disposition of ordinary shares and ADSs in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.

DISTRIBUTIONS ON ORDINARY SHARES OR ADSS

Subject to the passive foreign investment company, or PFIC, rules discussed below, distributions, if any, made with respect to the ordinary shares or ADSs will be included in the income of a U.S. Holder as dividend income to the extent of our current and accumulated earnings and profits, calculated pursuant to United States federal income tax principles. U.S. Holders must include such distributions in income on the date they are actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of the ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for reduced rate of taxation if we are a "qualified foreign corporation" for United States federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and the ordinary shares or the ADSs are considered to be readily tradable on an established securities market within the United States. No assurance can be made that our status as a qualified foreign corporation will not change.

A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by United States corporations. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the ordinary shares or ADSs and thereafter as capital gain. Such capital gain will be long-term capital gain if the U.S. Holder's holding period of the ordinary shares or ADSs is more than one year at the time of sale or exchange.

If a taxable dividend is paid in a currency other than the U.S. dollar, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the dividend by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADS, regardless of whether the payment is actually converted into U.S. dollars. U.S. Holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

Dividends received with respect to the ordinary shares or ADSs will be treated as income from outside the United States, but generally will be treated as "passive income" or "financial services income" for United States foreign tax credit purposes. Under Section 904(g) of the United States Internal Revenue Code of 1986, as amended, dividends paid by a foreign corporation 50% or more of which is owned by United States persons may be treated as income from sources within the United States to the extent that the foreign corporation has more than a small amount of income from sources within the United States. The Singapore taxes are paid by our company and deemed to have been distributed to and paid by our shareholders. A U.S. Holder will not be subject to United States federal income tax on such amounts, and the holder will not be eligible for foreign tax credits for such amounts against its United States federal income tax liability.

SALE OR EXCHANGE OF THE ORDINARY SHARES OR ADSs

Subject to the PFIC rules discussed below, upon the sale or exchange of an ordinary share or an ADS, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or exchange and (ii) such holder's adjusted tax basis in the ordinary share, or ADS. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the ordinary share or ADS is more than one year at the time of sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 15%. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.

PASSIVE FOREIGN INVESTMENT COMPANY

Special United States federal income tax rules apply to U.S. persons owning shares of a PFIC. We do not believe that we are currently a PFIC, nor do we anticipate becoming a PFIC in the foreseeable future. However, there can be no assurance that we will not become a PFIC at some future time as a result of changes in our assets, income or business operations.

If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares, ADSs, such U.S. Holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the ordinary share or ADSs and on any "excess distribution" received. Such U.S. Holder would also be subject to a special interest charge with respect to any such gain or "excess distribution." Rather than being subject to this tax regime, a U.S. Holder of ordinary shares or ADSs may make a "qualified electing fund" or "mark-to-market" election. A "qualified electing fund" election generally should be made for the first taxable year in which a company is a PFIC.

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

I.       SUBSIDIARY INFORMATION

Not applicable

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in currency exchange rates and interest rates. To mitigate the currency exchange risks, a substantial majority of our revenue, material and equipment supplies are transacted in U.S. Dollars. We may employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures. These instruments are generally used to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading purposes.

Investment and Interest Rates. Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an "A" rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. As of December 31, 2003, our long-term debt obligations for the $200.0 million and $115.0 million senior unsecured and subordinated convertible notes due March 18, 2007 and November 7, 2008, bear a fixed interest rate. The convertible notes due March 18, 2007 bear interest at a rate of 1.75% per annum and have a yield to maturity of 4.91%. The convertible notes due November 7, 2008 have a yield to maturity of 4.25%.

Currency Exchange Rates. Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable.

However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.

Our currency, maturity and interest rate information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 4, 13, and 15 to the consolidated financial statements, respectively.

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


                                         EXPECTED MATURITY DATE AS OF DECEMBER 31, 2003                  AS OF DECEMBER 31,
                                                             2006 AND                  FAIR                     2002
                                       2004       2005        BEYOND       TOTAL       VALUE           TOTAL         FAIR VALUE
                                       -----     ------      ---------    -------     -------         -------        ----------
                                                      (in thousands of US$, except interest and settlement rate)
Debt:
Variable rate Singapore dollar
    long-term debt:                        -          -             -           -           -          14,754           14,754
Average interest rate                                                                                     3.5%
Variable rate NT dollar
     long-term debt:                   5,889     11,256        18,395      35,540      35,540          11,511           11,511
Average interest rate                                                         3.4%                        5.3%
Fixed rate NT dollar
     long-term debt:                     952        990           769       2,711       2,559               -                -
Average interest rate                                                         3.9%
Fixed rate NT dollar
     short-term debt:                      -          -             -           -           -           2,992            2,992
Average interest rate                                                                                     4.0%
Fixed rate U.S. dollar
     long-term debt:                       -          -             -           -           -           3,506            4,013
Average interest rate                                                                                     7.9%
Fixed rate U.S. dollar
     short-term debt:                      -          -             -           -           -           2,182            2,182
Average interest rate                                                                                     3.9%
Fixed rate U.S. dollar
     convertible notes:                    -          -       327,379     327,379     339,138         205,013          194,250
Average interest rate                                                         4.7%                        4.9%

Assets:
Singapore dollar marketable debt
    securities                         5,273          -         5,248      10,521      10,521          15,569           15,569
Average interest rate                                                         2.8%                        4.2%
US dollar marketable
      debt securities                      -          -        17,913      17,913      17,913          51,995           51,995
Average interest rate                                                         5.0%                        7.3%
US dollar long-term
      fixed deposits pledged               -          -           450         450         450           3,500            3,776
Average interest rate                                                         1.0%                        7.0%
US dollar short-term

      fixed deposits pledged             412          -             -         412         412           3,761            3,761
Average interest rate                                                         1.1%                        1.1%
NT dollar marketable
     debt securities                   5,872          -           151       6,023       6,023           2,279            2,279
Average interest rate                                                         1.9%                        2.7%
NT dollar long-term
      fixed deposits pledged             920        460         1,902       3,282       3,282           4,049            4,049
Average interest rate                                                         1.1%                        2.4%
NT dollar short-term
      fixed deposits pledged             368          -             -         368         368           1,267            1,267
Average interest rate                                                         0.9%                        2.0%

The variable rate Singapore dollar long-term debt is repayable in seven equal semi-annual installments commencing September 1, 2000. The variable rate New Taiwan dollar loans and the fixed rate United States dollar loan have quarterly repayment terms commencing 1 to 2 years from the date of draw-down of the loans.

In March, 2002, the Company issued $200.0 million of senior unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195.0 million. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, we will pay to the note holders 117.665% of the principal amount. The notes can be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. We may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if our shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

On November 7, 2003, we issued $115.0 million of senior unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112.3 million. The convertible notes have a yield to maturity of 4.25%. At the maturity date, we will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into our ordinary shares, or subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of $3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of UD$1.00 =S$1.7403). The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if our shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.25% per year to the redemption date.

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

We completed our initial public offering of 175,950,000 ordinary shares, directly or in the form of ADSs, at S$3.554 per ordinary share or $21.00 per ADS in February 2000, after our ordinary shares and American Depositary Receipts, or ADRs, were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $369,495,000. We also completed a separate offering of 19,550,000 ordinary shares at S$3.554 per ordinary share in Singapore on the same date. The effective date of our registration statement on Form F-1 (File number: 333-93661) was January 27, 2000. Salomon Smith Barney Inc. was the global coordinator and sole book running manager for the global offering of our ordinary shares and ADSs.

The net proceeds from our initial public offering was used to repay loans of $25.0 million from ST Treasury Services Ltd, a related party, $35.0 million from Den Danske Bank and $22.2 million due on the EDB loan on the respective repayment due dates, and for general corporate purposes, including for capital expenditure and general working capital. Except as set forth in the previous sentence, none of the proceeds were paid, directly or indirectly to our directors, officers or their associates or to any person owning ten percent or more of our ordinary shares or to our affiliates. As of December 31, 2003, our cash resources amounted to $347.6 million, comprising $313.2 million in cash and cash equivalents and $34.4 million in marketable securities.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Based on our chief executive officer's and chief financial officer's evaluation of our company's disclosure controls and procedures (as defined in Rules 13a-14
(c) and 15d - 14 (c) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Form 20-F, they have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

CHANGES TO INTERNAL CONTROLS

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Steven Hugh Hamblin qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Hamblin and each of the other members of the Audit Committee is an "independent director" as defined in Rule 4200(15) of the Nasdaq Marketplace Rules. In connection with the proposed merger with ChipPAC and assuming their election to the Board of Directors, we agreed to use our reasonable best efforts to cause to be appointed to the Audit Committee of the combined company effective as of the closing of the merger, any of Mr. Robert W. Conn, Mr. R. Douglas Norby or Mr. Chong Sup Park who are current members of the Board of Directors of ChipPAC. Mr. Norby has been identified by ChipPAC's Board of Directors as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our officers, directors and employees and to all officers, directors and employees of our subsidiaries. The text of our Code of Business Conduct and Ethics is posted on our internet website at http://www.stts.com.

1. From our main web page, first click on "Investor Relations"

2. Next, click on "Code of Ethics"

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG have served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

The following table shows the fees we paid or accrued for the audit and other services provided by KPMG for 2002 and 2003.

                                                                                     DECEMBER 31,
                                                                           -------------------------------
                                                                              2002                2003
                                                                           -----------        ------------
                                                                                (in thousands of US$)
Audit Fees.............................................................    $       259        $        374
Audit-Related Fees.....................................................             33                   7
Tax Fees...............................................................             47                  71
All Other Fees.........................................................              -                   -
                                                                           -----------        ------------
     Total                                                                 $       339        $        452
                                                                           ===========        ============

Audit Fees. This category consists of fees billed for the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit;

statutory audits required by non-U.S. jurisdictions; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Audit-Related Fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programmes and projects; review of security controls and operational effectiveness of systems; review of plans and controls for shared service centres; due diligence related to acquisitions; accounting assistance; audits for MTN Program, offering of convertible notes and submissions to EDB and Infocomm Development Authority for grants and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

Tax Fees. This category includes fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities and tax planning services.

All Other Fees. No fees were paid or billed by KPMG with respect to any other services which have not been described above, in 2002 and 2003.

AUDIT COMMITTEE PRE-APPROVAL PROCESS

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. All of the services provided by KPMG during the last two fiscal years have been approved by the Audit Committee.

ITEM 17. FINANCIAL STATEMENTS

See Item 18 for a list of the Financial Statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

         Independent Auditors' Report

         Consolidated Balance Sheets as at December 31, 2002 and 2003

         Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2001, 2002 and 2003

         Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2002 and 2003

         Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003

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

4.1 ST Group Management & Support Services Agreement dated December 27, 1999 by and between Singapore Technologies Pte Ltd and ST Assembly Test Services Ltd - incorporated by reference to Exhibit 10.1 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.2 Lease Agreement dated November 18, 1996 by and between the Housing and Development Board and ST Assembly Test Services Ltd - incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.3 Agreement for the period January 1, 2003 to March 31, 2003, for the extension of the BGA Immunity Agreement entered into on October 18, 1996 between Motorola Inc and ST Assembly Test Services Ltd - incorporated by reference to Exhibit 4.6 of Form 20-F of ST Assembly Test Services filed with the Securities and Exchange Commission on March 31, 2003

4.4 Program Agreement dated January 10, 2002 by and between Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program - incorporated by reference to Exhibit 4.6 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.5 Trust Deed dated January 10, 2002 by and between British and Malayan Trustees Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program- incorporated by reference to Exhibit 4.7 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.6 Agency Agreement dated January 10, 2002 by and between British and Malayan Trustees Limited, Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program- incorporated by reference to
         Exhibit 4.8 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.7 Indenture dated March 18, 2002 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the 1.75% Convertible Notes Due 2007 - incorporated by reference to Exhibit 4.10 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.8 US$168 Million Reg S Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 - incorporated by reference to Exhibit 4.11 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.9 US$25 Million Reg S Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 - incorporated by reference to Exhibit 4.12 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.10 US$7 Million Restricted Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 - incorporated by reference to Exhibit 4.13 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.11 Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of ST Assembly Test Services Ltd dated March 24, 2003 by and between Tan Lay Koon and ST Assembly Test Services Ltd
         - incorporated by reference to Exhibit 4.16 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.12 Amendment Agreement dated April 22, 2003 renewing the Immunity Agreement dated October 18, 1996 by and between Motorola Inc. and ST Assembly Test Services Ltd*

4.13 Securities Pledge Agreement dated January 16, 2004 by and between ST Assembly Test Services Ltd as Pledgor and Deutsche Bank AG, London Branch as Pledgee

4.14 Confirmation Letter Agreement dated January 8, 2004 by and between ST Assembly Test Services Ltd and Deutsche Bank AG, London Branch

4.15 Agreement and Plan of Merger and Reorganization dated February 10, 2004 by and between ST Assembly Test Services Ltd, ChipPAC, Inc. and Camelot Merger, Inc.

4.16 Strategic Assistance Loan Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co Ltd

4.17 The Yangdo Tambo Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd

4.18 Pledge Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd

4.19 Loan Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd and Se-Ho Chun

4.20 Yangdo Tambo Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd

4.21 Share Pledge Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Se-Ho Chun

4.22 Factory Kun Mortgage Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd

4.23 Base Capacity and Continuing Support Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd

4.24 Indenture dated November 7, 2003 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the Convertible Notes Due 2008

4.25 US$115 Million Reg S Global Note issued by ST Assembly Test Services Ltd under the Indenture relating to the Convertible Notes Due 2008

8.1      List of subsidiaries

12.1 Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002

* Confidential treatment has been requested. Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                   ST ASSEMBLY TEST SERVICES LTD

Date: March 19, 2004

                                                             By /s/ Tan Lay Koon
                                                               -----------------
                                                                    Tan Lay Koon
                                           President and Chief Executive Officer

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES

                             INDEX TO ANNUAL REPORT

FINANCIAL STATEMENTS                                                                  PAGE NUMBER
Independent Auditors' Report......................................................         F-2

Consolidated Balance Sheets.......................................................         F-3

Consolidated Statements of Operations and Comprehensive Income (Loss).............         F-5

Consolidated Statements of Shareholders' Equity...................................         F-7

Consolidated Statements of Cash Flows.............................................         F-8

Notes to the Consolidated Financial Statements....................................         F-10

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
ST Assembly Test Services Ltd:

We have audited the accompanying consolidated balance sheets of ST Assembly Test Services Ltd and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for the years ended December 31, 2001, 2002 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ST Assembly Test Services Ltd and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years ended December 31, 2001, 2002 and 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG

Singapore
February 6, 2004

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                AS OF DECEMBER 31
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

                                                                       NOTE             2002               2003
                                                                                     -----------       -----------
ASSETS
Current assets:
     Cash and cash equivalents.....................................      3           $   167,661       $   313,163
     Marketable securities.........................................      4                11,960            11,144
     Accounts receivable, net......................................      5                49,461            79,899
     Amounts due from ST and ST affiliates.........................      2                 3,727             7,050
     Other receivables ............................................      6                 8,913             2,773
     Inventories...................................................      7                 9,744            19,839
     Prepaid expenses and other assets.............................      8                15,631            14,863
                                                                                     -----------       -----------
         Total current assets......................................                      267,097           448,731

Marketable securities..............................................      4                57,883            23,313
Prepaid expenses...................................................      8                 4,351             6,283
Property, plant and equipment, net.................................      9               357,456           476,073
Goodwill and other assets..........................................     10                35,181            39,452
                                                                                     -----------       -----------
         Total Assets..............................................                  $   721,968       $   993,852
                                                                                     -----------       -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable..............................................                  $    15,336       $     8,042
     Payables related to property, plant and equipment
         purchases.................................................                       32,065            54,089
     Accrued operating expenses....................................     11                22,578            40,661
     Income taxes payable..........................................     12                 1,263             3,383
     Amounts due to ST and ST affiliates...........................      2                 1,858             1,836
     Short term borrowings.........................................     13                 5,174                 -
     Current obligations under capital leases......................     14                 6,558             5,296
     Current installments of long-term debt........................     15                16,414             6,841
                                                                                     -----------       -----------
         Total current liabilities.................................                      101,246           120,148

Obligations under capital leases, excluding current installments...     14                 5,520               812
Long-term debt, excluding current installments.....................     15               218,370           358,789
Other non-current liabilities......................................     17                 4,494             4,463
                                                                                     -----------       -----------
         Total liabilities.........................................                      329,630           484,212

Minority interest..................................................                       25,826            33,684

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                AS OF DECEMBER 31
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

                                                                       NOTE             2002               2003
                                                                                     -----------       -----------
Share capital:
Ordinary shares - par value S$0.25,
Authorized 3,200,000,000 shares
Issued ordinary shares - 992,115,275 in 2002
and 1,076,620,120 in 2003......................................          18              160,295           172,434
Additional paid-in capital.....................................          19              389,679           489,355
Accumulated other comprehensive loss...........................          21               (9,266)           (9,921)
Accumulated deficit............................................          20             (174,196)         (175,912)
                                                                                     -----------       -----------
         Total shareholders' equity............................                          366,512           475,956
                                                                                     -----------       -----------
         Commitments and contingencies.........................          23
                                                                                     -----------       -----------
         Total Liabilities and Shareholders' Equity ...........                      $   721,968       $   993,852
                                                                                     -----------       -----------

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         FOR THE YEARS ENDED DECEMBER 31
                          IN THOUSANDS OF U.S. DOLLARS

                                                                NOTE         2001                2002            2003
                                                                          -----------          ---------      ----------
Net revenues.............................................                 $   145,866          $ 225,738      $  380,691
Cost of revenues.........................................                    (217,789)          (247,943)       (328,014)
                                                                          -----------          ---------      ----------
Gross profit (loss) .....................................                     (71,923)           (22,205)         52,677
                                                                          -----------          ---------      ----------
Operating expenses:
     Selling, general and administrative.................                      36,041             36,633          36,378
     Research and development............................                      15,160             18,856          15,295
     Asset impairments...................................         9            23,735             14,666               -
     Prepaid leases written off..........................                       3,145                764               -
     Stock-based compensation............................                       1,024                 60              97
     Other general expenses, net.........................                         101                548             374
                                                                          -----------          ---------      ----------
         Total operating expenses........................                      79,206             71,527          52,144
                                                                          -----------          ---------      ----------

Operating income (loss)..................................                    (151,129)           (93,732)            533
                                                                          -----------          ---------      ----------
Other income (expense), net:
     Interest income.....................................                       6,497              5,271           4,785
     Interest expense....................................                      (1,275)           (10,414)        (13,994)
     Foreign currency exchange gain (loss)...............                         775               (512)          1,634
     Other non-operating income, net.....................        24             1,990              3,419           7,570
                                                                          -----------          ---------      ----------
         Total other income (expense), net...............                       7,987             (2,236)             (5)
                                                                          -----------          ---------      ----------

Income (loss) before income taxes........................                    (143,142)           (95,968)            528
Income tax benefit (expense).............................        12             8,810              7,163            (705)
                                                                          -----------          ---------      ----------
Loss before minority interest............................                    (134,332)           (88,805)           (177)
Minority interest........................................                         313               (514)         (1,539)
                                                                          -----------          ---------      ----------
Net loss.................................................                 $  (134,019)         $ (89,319)     $   (1,716)
                                                                          ===========          =========      ==========

Basic and diluted net loss per ordinary share............                 $     (0.14)         $   (0.09)     $    (0.00)
Basic and diluted net loss per ADS.......................                 $     (1.36)         $   (0.90)     $    (0.02)
                                                                          ===========          =========      ==========
Ordinary shares (in thousands) used in per ordinary
     share calculation:
     -   basic and diluted                                                    989,083            991,549       1,005,374
                                                                          ===========          =========      ==========
ADS (in thousands) used in per ADS calculation:
     -   basic and diluted                                                     98,908             99,155         100,537
                                                                          ===========          =========      ==========

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                         FOR THE YEARS ENDED DECEMBER 31
                          IN THOUSANDS OF U.S. DOLLARS

                                                                NOTE         2001                2002             2003
                                                                          -----------          ---------       ---------
Net loss.................................................                 $  (134,019)         $ (89,319)      $  (1,716)

Other comprehensive loss:
       Unrealized gain (loss) on available-for-sale
            marketable securities........................                        (303)             1,012           3,687
       Realized gain on available-for-sale marketable
            securities included in net loss..............                           -               (125)         (5,040)
       Foreign currency translation adjustment...........                          93               (212)            698
                                                                          -----------          ---------       ---------
Comprehensive loss.......................................                 $  (134,229)         $ (88,644)      $  (2,371)
                                                                          ===========          =========       =========

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          IN THOUSANDS OF U.S. DOLLARS

                                                                                     ACCUMULATED                          TOTAL
                                                                     ADDITIONAL         OTHER           ACCUMULATED       SHARE-
                                                                      PAID-IN       COMPREHENSIVE         EARNINGS       HOLDERS'
                                               ORDINARY SHARES        CAPITAL           LOSS             (DEFICIT)        EQUITY
                                               ---------------       -----------        -----            ---------        ------
                                          NO.                $           $                $                  $              $
                                      (IN THOUSANDS)
Balances at January 1, 2001                 986,172        159,461       386,325           (9,731)           49,142      585,197

Share issuances                               3,511            500           303                -                 -          803
Stock compensation                                -              -         1,024                -                 -        1,024
Net loss                                          -              -             -                -          (134,019)    (134,019)
Other comprehensive loss                          -              -             -             (210)                -         (210)
                                          ---------       --------   -----------      -----------         ---------     --------
Balances at December 31, 2001               989,683        159,961       387,652           (9,941)          (84,877)     452,795

Share issuances                               2,432            334           944                -                 -        1,278
Non-cash compensation                             -              -         1,023                -                 -        1,023
Stock compensation                                -              -            60                -                 -           60
Net loss                                          -              -             -                -           (89,319)     (89,319)
Other comprehensive income                        -              -             -              675                 -          675
                                          ---------       --------   -----------      -----------         ---------     --------
Balances at December 31, 2002               992,115        160,295       389,679           (9,266)         (174,196)     366,512

Share issuances                              84,505         12,139        99,579                -                 -      111,718
Stock compensation                                -              -            97                -                 -           97
Net loss                                          -              -             -                -            (1,716)      (1,716)
Other comprehensive loss                          -              -             -             (655)                -         (655)
                                          ---------       --------   -----------      -----------         ---------     --------
Balances at December 31, 2003             1,076,620        172,434       489,355           (9,921)         (175,912)     475,956
                                          =========       ========   ===========      ===========         =========     ========

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31
                          IN THOUSANDS OF U.S. DOLLARS

                                                                              2001             2002             2003
                                                                           ----------       ----------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss............................................................       $ (134,019)      $  (89,319)       $  (1,716)
Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
     Depreciation and amortization..................................          100,342          106,348          121,765
     Asset impairments and prepaid leases written off...............           26,880           15,430                -
     Amortization of leasing prepayments............................           24,618           19,222           11,732
     Loss on sale of property, plant and equipment..................              120              702              100
     Accretion of discount on convertible notes.....................                -            5,013            7,366
     Foreign currency exchange loss (gain)..........................             (775)             367           (3,367)
     Deferred income taxes..........................................          (10,161)          (8,189)          (1,246)
     Non-cash compensation..........................................                -            1,023                -
     Minority interest in income (loss) of subsidiary...............             (313)             514            1,539
     Gain on sale and maturity of marketable securities.............                -             (125)          (5,040)
     Others.........................................................               78               (3)             (54)
Changes in operating working capital:
     Accounts receivable............................................           27,222          (23,633)         (30,277)
     Amounts due from ST and ST affiliates..........................            6,935           (2,030)          (2,932)
     Inventories....................................................            7,530           (2,482)         (10,095)
     Other receivables, prepaid expenses and other assets...........           13,693             (893)         (16,783)
     Accounts payable, accrued operating expenses and other
           Payables.................................................          (21,225)           7,163           11,769
     Amounts due to ST and ST affiliates............................              407             (611)            (213)
                                                                           ----------       ----------        ---------
Net cash provided by operating activities...........................           41,332           28,497           82,548
                                                                           ----------       ----------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of marketable securities........................            8,281          110,962           77,566
Proceeds from maturity of marketable securities.....................           11,900            2,844            5,753
Proceeds from maturity of short-term deposits.......................           10,000                -                -
Purchases of marketable securities..................................          (22,499)        (157,976)         (43,850)
Acquisition of subsidiary, net of cash acquired.....................            1,835                -             (467)
Purchases of property, plant and equipment..........................          (55,980)        (113,234)        (209,326)
Others, net.........................................................            2,195              751           (3,946)
                                                                           ----------       ----------        ---------
Net cash used in investing activities...............................          (44,268)        (156,653)        (174,270)
                                                                           ----------       ----------        ---------

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31
                          IN THOUSANDS OF U.S. DOLLARS

                                                                              2001             2002             2003
                                                                           ----------       ----------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt........................................           (8,824)               -          (27,419)
Repayment of long-term debt.........................................          (14,711)         (14,321)         (19,713)
Proceeds from issuance of shares, net of expenses...................              803            1,278          117,477
Proceeds from issuance of convertible notes, net of expenses........                -          195,032          112,345
Proceeds from bank borrowings.......................................                -           20,592           49,839
Decrease (increase) in restricted cash..............................                -          (13,026)           8,223
Grants received.....................................................                -            1,150            6,784
Capital lease payments..............................................                -          (10,082)         (12,862)
                                                                           ----------       ----------        ---------
Net cash provided by (used in) financing activities.................          (22,732)         180,623          234,674
                                                                           ----------       ----------        ---------
Net increase (decrease) in cash and cash equivalents................          (25,668)          52,467          142,952
Effect of exchange rate changes on cash and cash equivalents........             (851)             (20)           2,550
Cash and cash equivalents at beginning of the year..................          141,733          115,214          167,661
                                                                           ----------       ----------        ---------
Cash and cash equivalents at end of the year........................       $  115,214       $  167,661        $ 313,163
                                                                           ==========       ==========        =========
SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid (net of amount capitalized)...........................       $    1,472       $    3,312        $   5,580
Income taxes paid...................................................       $    2,995       $    1,333        $     669
Non-cash items
     Equipment acquired under capital leases........................       $   10,253       $   11,576        $   2,663
     Compensation paid by Singapore Technologies Pte Ltd............       $        -       $    1,023        $       -
                                                                           ==========       ==========        =========

          See accompanying notes to consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

1.       BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      BUSINESS AND ORGANIZATION

         ST Assembly Test Services Ltd (the "Company") is an independent provider of a full range of semiconductor test and assembly services. The Company has operations in Singapore, Taiwan, China, the United Kingdom, Japan and in the United States of America, its principal market.

         The Company is a majority-owned subsidiary of Singapore Technologies Pte Ltd ("ST"), through its wholly owned subsidiary, Singapore Technologies Semiconductors Pte Ltd ("STS") (collectively the "Singapore Technologies Group"), which is itself ultimately wholly owned by Temasek Holdings (Private) Limited ("Temasek"). Temasek is a holding company through which corporate investments of the Government of Singapore are held.

         In January 2003, the Company established a wholly owned subsidiary, STATS Holdings Limited, in the British Virgin Islands. In June 2003, STATS Holdings Limited established a wholly owned subsidiary, STATS Shanghai Ltd, incorporated in Shanghai, People's Republic of China. STATS Shanghai Ltd, a 25,000 square feet manufacturing facility, started operations in December 2003.

         During the year the Company increased its equity interest in Winstek from 51% to 55% with the purchase of 1,056,000 shares at NT$15 per share from the minority shareholders as well as the purchase of 28,144,000 new shares issued by Winstek at NT$15 per share.

(b)      ACCOUNTING PRINCIPLES

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") consistently applied for all periods.

(c)      PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the consolidated accounts of ST Assembly Test Services Ltd and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

(d)      USE OF ESTIMATES

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

(e)      RECLASSIFICATIONS

         Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(f)      FOREIGN CURRENCY TRANSACTIONS

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

         The financial statements of foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of the subsidiaries are translated from their respective functional currencies into reporting currency of United States dollars at exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. The resulting translation adjustments are included in other comprehensive income
         (loss).

(g)      CONCENTRATION OF RISK

         The Company's customers are comprised of companies in the semiconductor industry located primarily in the United States of America, as well as in Europe and Asia. This industry is highly cyclical and experiences significant fluctuations in customer demand, competitive pricing pressure that leads to steady declines in average selling prices, and rapid technological changes.

         The Company's largest customer accounted for approximately 29%, 30% and 32% of revenues for the years ended December 31, 2001, 2002, and 2003, respectively. The Company's five largest customers collectively accounted for approximately 67%, 64% and 66% of revenues for the years ended December 31, 2001, 2002 and 2003, respectively. The Company mitigates the concentration of credit risk in trade receivables through the Company's credit evaluation process, credit policies, credit control and collection procedures.

         Cash and cash equivalents are deposited with banks primarily in Singapore, Taiwan, and the United States of America. Deposits in these banks may exceed the amount of insurance provided on such deposits, if any. The Company also participates in a pooled cash management arrangement and places short-term advances with affiliates of ST.

(h)      CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.

(i)      DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives' hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(j)      MARKETABLE SECURITIES

         Foreign currency contracts are used to protect the Company from fluctuations in exchange rates. The Company enters into foreign currency contracts, which are not designated as hedges, and the change in fair value is included in income currently. Other contracts entered into to date by the Company also do not qualify as hedges under generally accepted accounting principles in the United States.

         Marketable securities at December 31, 2002 and 2003 consist of corporate debt securities denominated principally in U.S. dollars and classified as available-for-sale. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

         Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

         A decline in the market value of individual available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value, with the impairment charged to earnings and a new cost basis for the security being established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

(k)      INVENTORIES

         Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market (net realizable value). The Company does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company's inventories.

(l)      GOODWILL

         The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. Under SFAS No. 142, goodwill is not amortized, but is tested for impairment. The Company tests goodwill for impairment on at least an annual basis by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit goodwill is determined in the same manner as the amount of goodwill recognized in a purchase business combination is determined. The Company has four reporting units.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(m)      PATENT RIGHTS AND TECHNOLOGY LICENSES

         The Company acquires patent rights and technology licenses from other companies for use in its processes. Cost of the technology licenses is amortized over the shorter of the useful life or license period. At December 31, 2003, unamortized costs for technology licenses amounted to $1,548.

(n)      PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Building, mechanical and electrical installation....      - 3 to 20 years
Plant and machinery.................................      - 5 to 7 years
Toolings............................................      - 5 years
Office furniture and equipment......................      - 5 years
Computer equipment..................................      - 2 to 3 years
Motor vehicles......................................      - 5 years

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

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. The adoption of SFAS No. 143 on January 1, 2003 did not have a material effect on our financial position or results of operations.

(o)      IMPAIRMENT OF LONG-LIVED ASSETS

         The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. A review for impairment is conducted when the utilization rate of machinery or equipment falls below 35% for four consecutive quarters and the actual or projected utilization has deteriorated more than 50% from last impairment review. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

         For long-lived assets held for sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until it is disposed of.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(p)      COMPREHENSIVE LOSS

         The Company applies SFAS No. 130, "Reporting Comprehensive Income" with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss consists of net loss, foreign currency translation adjustments and unrealized gain (loss) on available-for-sale marketable securities, and is presented in the consolidated statements of comprehensive loss.

(q)      REVENUE RECOGNITION

         Revenue is derived primarily from wafer probe, assembly and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered net of returns, trade discounts and allowances, and excluding goods and services tax.

         Sales arrangements include probe, assembly or test services sold on a standalone basis where no other services are provided and customers arrange for remaining services to be provided by themselves or others as well as multiple-element arrangements where probe, assembly and test, and, in some cases, pre-production and post-production services, are provided together. A typical multiple-element arrangement includes wafer probe, assembly and testing of the individual integrated circuits.

         Where arrangements provide for multiple elements, elements are either combined into one single unit of accounting or treated as separate units of accounting depending on whether they meet certain specified criteria. Effective July 1, 2003, the criteria applied follows the methodology set out in FASB Emerging Issues Task Force (EITF) Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Under this methodology a delivered item is considered a separate unit of accounting if the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and performance of the undelivered services is considered probable and substantially under the Company's control.

         The total arrangement consideration is allocated to each unit of accounting based on fair value which is determined using the price of the service when sold on a standalone basis. Revenue for each unit of accounting is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Package development, test software and hardware development services are provided in advance of test and assembly services, and are not treated as separate units of accounting.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(q)      REVENUE RECOGNITION (CONTINUED)

         Material type of products and services as a percentage of net revenues are as follows

                             FOR THE YEAR ENDED DECEMBER 31,
                            ----------------------------------
                              2001         2002        2003
                            --------    ---------    ---------
                               %            %            %
                            --------    ---------    ---------
Revenue
- assembly - array ......       12.1         14.8         20.6
- assembly - leaded .....       41.7         34.0         26.9
- test ..................       46.2         51.2         52.5
                            --------    ---------    ---------
Total                          100.0        100.0        100.0
                            ========    =========    =========

         Provisions are made for estimates of potential sales returns and discounts based upon historical experience as a deduction from gross revenue. Specific items are provided for at the time their existence is known and the amounts are estimable.

         Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer's historical payment history, its current credit-worthiness and current economic trends.

(r)      GRANTS

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

(s)      STOCK-BASED EMPLOYEE COMPENSATION

         The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 23 in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Compensation cost is measured as the excess of fair market value of the stock subject to the option at measurement date over the exercise price of the option.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(s)      STOCK-BASED EMPLOYEE COMPENSATION (CONTINUED)

         Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:


                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        2001           2002          2003
                                                     ----------     ----------    ----------
Stock-based compensation cost:
      As reported (intrinsic method)............     $    1,024     $       60    $       97
      Pro forma (fair value method).............     $   18,591     $    9,390    $   10,496
Net loss:
      As reported...............................     $ (134,019)    $  (89,319)   $   (1,716)
      Pro forma.................................     $ (151,586)    $  (98,649)   $  (12,115)

Basic and diluted net loss per share:
      As reported...............................     $    (0.14)    $    (0.09)   $    (0.00)
      Pro forma.................................     $    (0.15)    $    (0.10)   $    (0.01)

Basic and diluted net loss per ADS:
      As reported...............................     $    (1.36)    $    (0.90)   $    (0.02)
      Pro forma.................................     $    (1.53)    $    (0.99)   $    (0.12)

         The fair value of options granted under the Share Option Plan for the years ended December 31, 2001, 2002 and 2003 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                           FOR THE YEAR ENDED DECEMBER 31,
                                     --------------------------------------------
                                         2001            2002           2003
                                     ------------    ------------    ------------
Expected lives...................    5 - 10 years         5 years    5 - 10 years
Dividend yield...................             0.0%            0.0%            0.0%
Risk free interest rate..........      2.7% - 3.9%     1.8% - 3.0%     2.5% - 3.6%
Expected volatility..............    57.6% - 64.2%   52.1% - 59.1%   59.7% - 67.4%

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(t)      PENSION PLANS

         Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek contributes 2% of eligible wages and salaries, on a monthly basis, to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, Winstek actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan's assets in meeting the benefits accrued to the participating staff. As at December 31, 2003, shortfall in the plan's assets amounts to $72. Total pension plan expenses for the period from August 21, 2001 (acquisition date) to December 31, 2001 and for the year ended December 31, 2002 and 2003 were approximately $39, $24 and $46, respectively. Additional disclosures regarding this pension plan pursuant to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" are not considered necessary due to the insignificance of the amounts involved.

         STATS Inc and STATS FastRamp have a 401(k) savings plan covering substantially all US employees. The Company contributes up to 6% of eligible employee compensation at the rate of 50% of employee contributions deferred to the 401 (k) plan. The Company's matching contributions under the 401 (k) plan were $131, $186, and $258 for the year ended December 31, 2001, 2002 and 2003, respectively. The matching contributions are accrued monthly and adjusted when the actuals are calculated. The expenses relating to the plan are $15 per person per quarter and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.

(u)      OPERATING LEASES

         Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

(v)      PRODUCT WARRANTIES

         The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2001, 2002 and 2003 were insignificant.

(w)      RESEARCH AND DEVELOPMENT

         Research and development expenses are expensed as incurred.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(x)      INCOME TAXES

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

(y)      NET LOSS PER SHARE

         Basic net loss per share is computed using the weighted average number of common shares outstanding. Diluted net loss per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.

         The Company excluded potentially dilutive securities for each period presented from its diluted net loss per share computation because either the exercise price of the securities exceeded the average fair value of the Company's common stock or the Company had net losses, and therefore these securities were anti-dilutive.

         A summary of the excluded potentially dilutive securities and the range of related exercise prices follows:

                                                     YEAR ENDED DECEMBER 31,
                                               -----------------------------------
                                                  2001        2002         2003
                                               ---------    ---------    ---------
Convertible debt...........................            -      106,895      172,513
Stock options..............................       51,770       54,275       61,022

         The conversion price of convertible debt outstanding was S$3.050 to S$3.408 per share (equivalent to approximately US$15.33 to US$18.71 per ADS) as of December 31, 2003. The weighted average exercise prices of options outstanding were $1.70, $1.65, and $1.58 (equivalent to $17.00, $16.50, and $15.80 per ADS) as of December 31, 2001, 2002 and 2003,
         respectively. The excluded stock options have per share exercise prices ranging from $0.14 to $3.99 (equivalent to $1.40 and $39.90 per ADS) for the years ended December 31, 2001, 2002 and 2003.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(z)      NEW ACCOUNTING PRONOUNCEMENTS

         In November 2002, a consensus was reached on Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") 00-21 "Revenue Arrangements with Multiple Deliverables." The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial condition and results of operations on the date of adoption.

         In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIE") - an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("FIN No. 46"). The effective date of FIN No. 46 was subsequently deferred by FASB staff Position 46-6. A VIE is an entity in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from investors. Among other things, FIN No. 46 requires the consolidation of the assets, liabilities and results of operations of VIEs by the primary beneficiary. FIN No. 46 also requires the disclosure of information concerning VIEs by entities that hold significant variable interest but may not be the primary beneficiary. FIN No. 46 applied immediately to VIEs created after January 31, 2003 and is effective for interim periods beginning after December 15, 2003 for interests in VIEs that were acquired before February 1, 2003. FIN No. 46 also requires the disclosure of the nature, purpose, size and activities of VIEs, as well as the maximum exposure to loss in connection with VIEs for any financial statements issued after January 31, 2003, if it is reasonably possible that an entity will consolidate or disclose information about a VIE. The adoption of FIN No. 46 did not have any impact on the Company's financial condition and results of operations.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." Among other things, SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively. The adoption of SFAS No. 149 did not have a material impact the Company's financial condition and results of operations.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

(z)      NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 also revises the definition of a liability to encompass obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial condition and results of operations on the date of adoption.

2.       RELATED PARTY TRANSACTIONS

         The Singapore Technologies Group ("ST Group") is a leading technology-based multi-national conglomerate based in Singapore. The ST Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development to management services in the following five core business groups:
         Engineering, Technology, Infrastructure and Logistics, Property and Financial Services.

         As of December 31, 2003, Temasek Holdings (Private) Limited ("Temasek") directly owns 81.3% of the ST Group. The remaining 18.7% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek.

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

         The Company's primary operations are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is subject to annual revision, with the increase capped at 4% per annum.

         The Company had the following significant transactions with the ST
         Group:

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                       -----------------------------------
                                                          2001        2002         2003
                                                       ---------    ---------    ---------
ST -
     Management fees expense ......................    $   1,019    $   1,084    $   1,086

ST affiliates -
     Net revenues .................................        8,188       10,982       13,940
     Interest income ..............................        4,596        2,170        1,286
     General and administrative expenses ..........    $     513    $     124    $       -
                                                       =========    =========    =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

2.       RELATED PARTY TRANSACTIONS (CONTINUED)

         ST provides management and corporate services to the Company. Under a service agreement effective January 1, 2000, annual management fees are payable for the provision of specified services on mutually agreed terms which the Company believes approximates the cost of providing those services. The fees are subject to review by the parties every three years.

         Mr.Tan Bock Seng served as Chief Executive Officer of the Company from May 18, 1998 to January 7, 2002. Effective January 8, 2002, the Company appointed Mr.Tan Bock Seng as advisor to their Board of Directors. In August 2002, Mr.Tan Bock Seng terminated the advisory agreement between him and the Company. In recognition of his past services, ST made a payment of $1,023 to Mr.Tan Bock Seng. The Company accounted for the payment as compensation expense in the income statement and as additional paid-in capital within shareholders' equity as the payment did not involve any cash outlay by the Company.

         The Company participates in a ST cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls of the Company within the pool earn or bear interest at prevailing interest rates. The Company also places surplus cash as short-term deposits with ST Treasury unit.

         Certain general and administrative expenses of ST Assembly Test Services, Inc., a subsidiary, are borne by and recharged to the Company by Chartered Semiconductor Manufacturing Inc., a United States incorporated affiliate of ST. These expenses amounted to $513 and $124 for 2001 and 2002 respectively. There were no such expenses in 2003.

         As of December 31, 2002 and 2003, there were the following amounts owing by (to) affiliates:

                                                                               DECEMBER 31,
                                                                        -------------------------
                                                                           2002           2003
                                                                        ----------     ----------
Amounts due from ST and ST affiliates
     Accounts receivable, net of allowance for sales returns.......     $    3,727     $    7,050
                                                                        ==========     ==========

Amounts due to ST
     Other payables................................................     $   (1,320)    $   (1,122)
Amounts due to ST affiliates
     Accounts payable..............................................           (538)          (714)
                                                                        ----------     ----------
                                                                        $   (1,858)    $   (1,836)
                                                                        ==========     ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

3.       CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of the following:

                                                                 DECEMBER 31,
                                                        ------------------------------
                                                            2002              2003
                                                        ------------      ------------
Cash at banks and on hand.........................      $      1,896      $      2,140
Cash equivalents
     Bank fixed deposits..........................            39,125           176,737
     ST pooled cash...............................             2,141             3,201
     ST treasury deposits.........................           124,499            80,202
     Premium deposit..............................                 -             5,858
     Investment fund..............................                 -            45,025
                                                        ------------      ------------
                                                        $    167,661      $    313,163
                                                        ============      ============

         The Company participates in a ST cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls of the Company within the pool earn or bear interest at prevailing interest rates. The Company also places surplus cash as short-term deposits with the ST treasury unit.

         The premium deposit is a bank fixed deposit which gives enhanced yield. Upon its maturity, the Company redeems the principal and interest either in S$ or US$ depending on the position of the US$ to S$ rate against a pre-determined strike price on a future calculation time and date.

4.       MARKETABLE SECURITIES

         Marketable securities consist of the following:

                                                                      DECEMBER 31,
                       ----------------------------------------------------------------------------------------------------------
                                              2002                                                   2003
                       ---------------------------------------------------    ---------------------------------------------------
                                      GROSS         GROSS                                    GROSS         GROSS
                       AMORTIZED    UNREALIZED    UNREALIZED                  AMORTIZED    UNREALIZED    UNREALIZED
                         COST          GAINS        LOSSES      FAIR VALUE      COST          GAINS        LOSSES      FAIR VALUE
                       ---------    ----------    ----------    ----------    ---------    ----------    ----------    ----------
Available-for-sale
 corporate debt
 securities            $  69,566    $      597    $     (320)   $   69,843    $  35,389    $       69    $   (1,001)   $   34,457
                       =========    ==========    ==========    ==========    =========    ==========    ==========    ==========

         Maturities of available-for-sale debt securities are as follows (at fair value):

                                                                  DECEMBER 31,
                                                            -------------------------
                                                               2002           2003
                                                            ----------     ----------
Corporate debt securities:
     Due in one year or less...........................     $   11,960     $   11,144
     Due after one year through five years.............         57,883         23,313
                                                            ----------     ----------
                                                            $   69,843     $   34,457
                                                            ==========     ==========

         Gross realized gains and losses were insignificant in 2001. Gross realized gains and losses in 2002 were $149 and $24, respectively. Gross realized gains and losses in 2003 were $5,062 and $22, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities during 2001, 2002 and 2003 were $20,181, $113,806 and $83,319, respectively.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

5.       ACCOUNTS RECEIVABLE

         Accounts receivable consists of the following:

                                                             DECEMBER 31,
                                                       -------------------------
                                                          2002           2003
                                                       ----------     ----------
Accounts receivable - third parties...............     $   51,086     $   81,261
Allowance for sales returns.......................         (1,625)        (1,362)
                                                       ----------     ----------
                                                       $   49,461     $   79,899
                                                       ==========     ==========

         Movements in the allowance for sales returns are as follows:

                                                          2001           2002           2003
                                                       ----------     ----------     ---------
Beginning.........................................     $    1,093     $      784     $   1,625
Utilized during the year..........................           (682)           (36)       (1,102)
Charged during the year...........................            373            877           839
                                                       ----------     ----------     ---------
Ending............................................     $      784     $    1,625     $   1,362
                                                       ==========     ==========     =========

6.       OTHER RECEIVABLES

         Other receivables consist of the following:

                                                              DECEMBER 31,
                                                       -------------------------
                                                          2002           2003
                                                       ----------     ----------
Deposits and staff advances.......................     $      386     $      405
Grants receivable.................................          5,896            722
Other receivables.................................          2,631          1,646
                                                       ----------     ----------
                                                       $    8,913     $    2,773
                                                       ==========     ==========

7.       INVENTORIES

         Inventories consist of the following:

                                                               DECEMBER 31,
                                                       -------------------------
                                                          2002           2003
                                                       ----------     ----------
Factory supplies..................................     $    1,071     $    1,595
Raw materials.....................................          6,135         13,109
Work-in-progress and finished goods...............          2,538          5,135
                                                       ----------     ----------
                                                       $    9,744     $   19,839
                                                       ==========     ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

8.       PREPAID EXPENSES AND OTHER ASSETS

         Prepaid expenses and other assets consist of the following:

                                                              DECEMBER 31,
                                                       -------------------------
                                                          2002           2003
                                                       ----------     ----------
Leasing prepayments...............................     $   14,103     $   17,233
Other prepayments.................................            813          1,053
Deferred income tax assets (note 12)..............             21          1,203
Fixed deposits pledged for bank loans.............          5,028            780
Others............................................             17            877
                                                       ----------     ----------
                                                       $   19,982     $   21,146
                                                       ==========     ==========

         Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.

         In the years ended December 31, 2001 and 2002, the Company recorded impairment charges of $3,145 and $764, respectively. The impairment charge resulted from the related testers no longer being used. As the tester platforms had no expected future use, the prepaid leases for these testers were written-off.

9.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consist of the following:

                                                                        DECEMBER 31,
                                                                  ------------------------
                                                                     2002          2003
                                                                  ----------    ----------
Cost:
     Freehold land ..........................................     $    5,631    $    5,760
     Buildings, mechanical and electrical installation ......         68,044        70,661
     Plant and machinery ....................................        461,580       641,103
     Toolings ...............................................         32,512        45,587
     Office furniture and equipment and motor vehicles ......         35,247        40,235
     Assets under installation and construction in progress..         10,280        24,153
                                                                  ----------    ----------
         Total cost .........................................     $  613,294    $  827,499
                                                                  ==========    ==========

Accumulated depreciation:
     Buildings, mechanical and electrical installation ......     $   21,672    $   27,561
     Plant and machinery ....................................        195,245       271,457
     Toolings ...............................................         19,797        25,700
     Office furniture and equipment and motor vehicles ......         19,124        26,708
                                                                  ----------    ----------
         Total accumulated depreciation .....................     $  255,838    $  351,426
                                                                  ==========    ==========

Property, plant and equipment, net ..........................     $  357,456    $  476,073
                                                                  ==========    ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

9.       PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

         Depreciation includes assets under capital leases and was charged to results of operations amounting to $99,318 (excluding asset impairment charges of $23,735), $105,712 (excluding asset impairment charges of $14,666) and $119,938 for the years ended December 31, 2001, 2002 and 2003, respectively.

         In the third quarter of 2003 the Company completed a review of the estimated useful lives of its assembly equipment. As a result, effective from July 1, 2003, the lives used to depreciate certain assembly equipment were changed prospectively from 5 years to 7 years. The change reflects longer actual service periods being achieved and expected to be achieved from similar new equipment. There is no change to test equipment and machinery lives which continue to be depreciated over their estimated useful lives of 3 to 5 years. The impact of this change is a reduction to depreciation expense by $6,800 for the year ended December 31, 2003.

         Due to the continuing softness in the demand for test services, the company recorded asset impairment charges in operating expenses totaling $14,666 in 2002. These charges included a write down of machinery and equipment held for sale of $3,568 and a write down of machinery and equipment held for use of $11,098 to reflect their estimated fair value. In determining the fair value of machinery and equipment held for sale and held for use, the Company considered recent offers and expected future cash flows. The carrying amount of the machinery and equipment held for sale was $nil. The machinery and equipment held for sale were not used in operations and the Company has disposed of them in 2003.

         The Company routinely reviews the remaining estimated useful lives of their equipment and machinery to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment and machinery. However, due to the nature of the testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its machinery and equipment.

         The Company's primary operations are conducted in a building constructed on land held on a 30-year operating lease renewable for a further 30-year period subject to the fulfillment of certain conditions. The other significant building is on freehold land.

         Included in property, plant and equipment are assets acquired under capital lease as follows:

                                                         DECEMBER 31,
                                                   -------------------------
                                                      2002           2003
                                                   ----------     ----------
Plant and machinery...........................     $   14,852     $   16,718
Computer equipment............................            333            333
                                                   ----------     ----------
                                                       15,185         17,051
Accumulated depreciation......................         (2,545)        (6,408)
                                                   ----------     ----------
                                                   $   12,640     $   10,643
                                                   ==========     ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

10.      GOODWILL AND OTHER ASSETS

         Goodwill and other assets consist of the following:

                                                         DECEMBER 31,
                                                   -------------------------
                                                      2002           2003
                                                   ----------     ----------
Goodwill......................................     $    1,321     $    2,209
Deferred income tax assets (note 12)..........         21,733         22,471
Fixed deposits pledged for bank loans.........          7,549          3,732
Others........................................          4,578         11,040
                                                   ----------     ----------
                                                   $   35,181     $   39,452
                                                   ==========     ==========

         Goodwill of $1,321 in 2002 was due to the Company's initial acquisition of a 51% equity interest in Winstek made in 2001. The additional goodwill of $888 in 2003 was due to the Company's additional investment of $3,268 in Winstek in October 2003. This investment increased our equity interest in Winstek from 51% to 55%. The fair value of the identifiable net assets acquired in this step acquisition is based on the percentage of the additional 4% ownership interest acquired. In accordance with SFAS No. 142, goodwill is not amortized but will be reviewed annually for impairment. The Company has chosen every August to perform an annual impairment test for goodwill and concluded that an impairment charge from the adoption of SFAS No. 142 was not required.

11.      ACCRUED OPERATING EXPENSES

         Accrued operating expenses consist of the following:

                                                          DECEMBER 31,
                                                      --------------------
                                                        2002        2003
                                                      --------    --------
Staff costs ......................................    $  3,736    $  5,384
Purchase of raw materials ........................       6,032      18,293
Maintenance fees, license fees and royalties .....       2,407       1,237
Interest expense .................................       1,173       1,001
Provision for vacation liability .................       1,559       2,610
Others ...........................................       7,671      12,136
                                                      --------    --------
                                                      $ 22,578    $ 40,661
                                                      ========    ========

12.      INCOME TAXES

         Income (loss) before income taxes consists of the following:

                      FOR THE YEAR ENDED DECEMBER 31,
                   --------------------------------------
                      2001          2002         2003
                   ----------    ----------    ----------
Singapore .....    $ (142,493)   $  (91,852)   $     (122)
Foreign .......          (649)       (4,116)          650
                   ----------    ----------    ----------
                   $ (143,142)   $  (95,968)   $      528
                   ==========    ==========    ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

12.      INCOME TAXES (CONTINUED)

         Income tax benefit (expense) consists of the following:

                         FOR THE YEAR ENDED DECEMBER 31,
                        --------------------------------
                          2001        2002        2003
                        --------    --------    --------
Current:
    Singapore ......    $ (1,107)   $   (850)   $ (1,706)
    Foreign ........        (244)       (176)       (225)
                        --------    --------    --------
                        $ (1,351)   $ (1,026)   $ (1,931)
                        ========    ========    ========
Deferred:
    Singapore ......    $  9,661    $  8,661    $    741
    Foreign ........         500        (472)        485
                        --------    --------    --------
                        $ 10,161    $  8,189    $  1,226
                        ========    ========    ========
                        $  8,810    $  7,163    $   (705)
                        ========    ========    ========

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

         The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends that are not subject to Singapore income tax in the hands of the shareholders. Losses and unutilized capital allowances arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Pioneer loss and unutilized capital allowance carryforwards are available indefinitely, subject to more than 50% of the Company's equity staying with the same shareholders from the incurrence of the tax loss or allowance to its utilization. As of December 31, 2003, the Company had pioneer loss and unutilized capital allowance carryforwards of $23,908 and $240,612 respectively.

         In December 2003, an application was submitted to the Economic Development Board (EDB) to revoke the Company's pioneer status granted from January 1, 1996 to December 31, 2003. STATS' pioneer trade is in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, STATS has not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, STATS has paid taxes in respect of its interest and rental income as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. If the revocation is approved, the company will receive a refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against this income derived in the previous years. STATS is also in the process of working with the EDB to apply for a new tax incentive in the future.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

12.      INCOME TAXES (CONTINUED)

         Current tax expense for the years ended December 31, 2001, 2002 and 2003 in relation to the Singapore operation represents income tax payable on non-pioneer trade income, principally interest and rental income.

         A reconciliation of the expected tax expense (benefit) at the statutory rate of tax to actual tax expense (benefit) is as follows:

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                         --------------------------------
                                                           2001        2002        2003
                                                         --------    --------    --------
Income tax expense (benefit) computed at
     Singapore statutory rate of 22.0%
     (2002: 22.0%, 2001: 24.5%) .....................    $(35,069)   $(21,113)   $    116
Non-deductible expenses .............................         243         318         175
Non-taxable income (grant income) ...................        (235)       (308)       (253)
Effect of pioneer status ............................       6,972           -           -
Effect of  recognizing  deferred  tax assets at
     post-pioneer concessionary tax rate ............      19,433      10,393      (5,781)
Change in valuation allowance .......................           -       2,292       6,383
All other items, net ................................        (154)      1,255          65
                                                         --------    --------    --------
Income tax expense (benefit) ........................    $ (8,810)   $ (7,163)   $    705
                                                         ========    ========    ========

         The pioneer status relief had the effect of increasing diluted net loss per ordinary share by $0.03 and $0.01 and diluted net loss per ADS by $0.27 and $0.10 for the years ended December 31, 2001 and 2002, but decreasing diluted net loss per ordinary share by $0.01 and diluted net loss per ADS by $0.06 for the year ended December 31, 2003.

         The Company also has foreign investment tax credit carryforwards of approximately $531, $2,044, $3,631 and $2,927, which expire on December 31, 2004, 2005, 2006 and 2007, respectively. The foreign investment tax credit carryforwards can be used to offset income tax payable in future years. The offsetting amount is limited to 50% of the offsetting year's income tax payable. The last year of expiry for the tax credit carryforwards is, however, not subject to the 50% limitation.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

12.      INCOME TAXES (CONTINUED)

         Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company's deferred income tax assets at December 31, 2002 and 2003 are as follows:

                                                DECEMBER 31,
                                            --------------------
                                              2002        2003
                                            --------    --------
Deferred income tax assets:
     Operating loss carryforwards ......    $  4,100    $  4,574
     Investment tax credits ............       3,510       9,133
     Property, plant and equipment .....      18,632      25,708
     Other .............................           -         592
                                            --------    --------
                                              26,242      40,007
Valuation allowance:                          (2,292)     (8,675)
                                            --------    --------
                                            $ 23,950    $ 31,332
                                            ========    ========

Deferred income tax liabilities:
     Unrealized tax credits ............    $  2,605    $  3,250
     Property, plant and equipment .....       2,120       7,658
     Other .............................          78           -
                                            --------    --------
                                               4,803      10,908

                                            --------    --------
Net deferred income tax assets              $ 19,147    $ 20,424
                                            ========    ========

         The deferred tax assets as of December 31, 2003 arose principally as a result of the deferred tax benefit associated with tax losses and unutilized capital allowances. The company recorded a valuation allowance of $2,292 and $8,675 as of December 31, 2002 and 2003, respectively, which represents an increase of $2,292 and $6,383 in 2002 and 2003, respectively, relating to a subsidiary's operating loss carryforwards and temporary differences arising from property, plant and equipment where it is more likely than not that the deferred tax asset will not be realized. The deferred tax effects of the remaining operating loss and unutilized capital allowance carryforwards are recognized because they are expected to be carried forward to offset taxable income arising during the post-pioneer period at the expected post-pioneer period tax rate of 10%. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

13.      SHORT TERM BORROWINGS

         The loan facility was for an amount of $7,616 of which $5,174 was outstanding as of December 31, 2002. The United States and Taiwan dollar short-term bank loans bore fixed interest at rates ranging from 3.9% to 4.1% during the year 2002. The loans were secured by a fixed deposit pledged to the bank amounting to $2,997 as of December 31, 2002 and were repaid between January and March 2003. The Company has $nil short term borrowings as of December 31, 2003.

14.      CAPITAL LEASES

         Future minimum lease payments under capital leases for equipment and machinery are as follows:

                                                                                              2003
                                                                                           -----------
Payable in year ending December 31,
   2004...............................................................................     $     5,425
   2005...............................................................................             823
   2006...............................................................................               -
   2007...............................................................................               -
                                                                                           -----------
Total minimum obligations.............................................................           6,248
Less amounts representing interest at rates ranging from 6.6% to 7.1% per annum.......            (140)
                                                                                           -----------
Present value of minimum obligations..................................................           6,108
Current installments of obligations under capital leases..............................          (5,296)
                                                                                           -----------
Obligations under capital leases, excluding current installments......................     $       812
                                                                                           ===========

         All leasing arrangements are for testers with 1 or 4-year terms. At the end of the lease term, the Company may choose to terminate, renew the lease or purchase the equipment at fair market value.

15.      LONG-TERM DEBT

         Long-term debt consists of the following:

                                                                 DECEMBER 31,
                                                           ------------------------
                                                              2002          2003
                                                           ----------    ----------
1.75% coupon senior fixed-rate convertible notes ......    $  200,000    $  200,000
0% coupon senior fixed-rate convertible notes .........             -       115,000
Taiwan dollar loans at floating rates .................        11,511        35,540
Taiwan dollar loans at fixed rate of 3.94% ............             -         2,711
Singapore dollar loan at floating rate ................        14,754             -
United States dollar loan at fixed rate of 7.93% ......         3,506             -
Accrued yield-to-maturity interest on notes ...........         5,013        12,379
                                                           ----------    ----------
                                                              234,784       365,630
Less current installments .............................       (16,414)       (6,841)
                                                           ----------    ----------
                                                           $  218,370    $  358,789
                                                           ==========    ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

15.      LONG-TERM DEBT (CONTINUED)

         In March, 2002, the Company issued $200,000 of senior unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195,032. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield 4.91% per year to the redemption date.

         On November 7, 2003, the Company issued $115,000 of senior unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, the Company will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4. 25% per annum to the redemption date if the Company's shares or ADSs trade at or above

         130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.25% per year to the redemption date.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

15.      LONG-TERM DEBT (CONTINUED)

         The floating rate Taiwan dollar loans comprise eight loans from a bank of $1,766, $2,649, $7,359, $1,737, $17,663, $4,416, $2,944 and $2,944.
         The loans were put in place on March 26, 2002, May 15, 2002, June 27, 2002, June 9, 2003, September 26, 2003, November 10, 2003, December 24,
         2003 and December 29, 2003, respectively. As of December 31, 2003, the loans bear an interest at 4.774%, 4.774%, 4%, 3.65%, 3.367%, 4%, 3.8%
         and 2.178% per annum, respectively. Interest is payable on a monthly basis for these loans.

         For the first loan of $1,766, the principal is repayable in 21 equal quarterly installments commencing March 29, 2004. The loan is secured by a fixed deposit and land pledged to the bank amounting to $442 and $2,792 as of December 31, 2003, respectively.

         For the second loan of $2,649, the principal is repayable in 21 equal quarterly installments commencing May 15, 2004. The loan is secured by a fixed deposit and building pledged to the bank amounting to $662 and $4,198 as of December 31, 2003, respectively.

         For the third loan of $7,359, of which $5,662 was outstanding as of December 31, 2003, and the sixth loan of $4,416, the principal is repayable in 10 and 13 equal quarterly installments commencing June
         27, 2003 and November 10, 2004, respectively. Both loans are secured by a fixed deposit and plant and machinery pledged to the bank amounting to $1,840 and $18,456 as of December 31, 2003.

         For the fourth loan of $1,737, the principal is repayable in 16 equal quarterly installments commencing July 25, 2004. The loan is secured by land and plant and machinery pledged to the bank amounting to $2,946 and $1,967 as of December 31, 2003, respectively.

         For the fifth loan of $17,663, of which $13,540 was outstanding as of December 31, 2003, the principal is repayable in 16 equal installments every 2 months commencing September 26, 2004. The loan is secured by plant and machinery pledged to the bank amounting to $24,925 as of December 31, 2003.

         For the seventh loan of $2,944, of which $2,826 was outstanding as of December 31, 2003, the principal is repayable in 15 equal quarterly installments commencing June 24, 2005. The loan is secured by plant and machinery pledged to the bank amounting to $5,316 as of December 31, 2003.

         For the last loan of $2,944, the principal is repayable in 48 unequal monthly installments commencing January 10, 2004. The loan is secured by a fixed deposit and plant and machinery pledged to the bank amounting to $450 and $3,018 as of December 31, 2003, respectively.

         The Taiwan dollar fixed rate loan was placed with an Insurance Company on December 29, 2003 and bears interest at the rate of 3.94% per annum. Interest is payable on a quarterly basis and the principal is repayable in 12 unequal monthly installments commencing December 26, 2003. The loan is secured by plant and machinery pledged to the insurance company amounting to $4,114 as of December 31, 2003.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

15.      LONG-TERM DEBT (CONTINUED)

         The Singapore dollar loan is from the Singapore Economic Development Board and bears interest at 1% over the prevailing rate declared by the Central Provident Fund ("CPF") Board, a statutory board of Singapore, for contributions made to the CPF under the CPF Act. Interest is payable semi-annually. Principal is denominated in Singapore dollars and is repayable in 7 equal semi-annual installments commencing September 1, 2000. The loan agreement restricts the Company without prior approval from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company. The loan is unsecured, but is supported by a corporate guarantee given by ST. The loan at December 31, 2002 bore interest at 3.5% per annum. The loan was fully repaid in 2003.

         The United States dollar loan is from a bank and was put in place on November 6, 2002 and bears interest at the rate of 7.93% per annum. Interest is payable on a quarterly basis. Principal is denominated in United States dollars and is repayable in 13 equal quarterly installments commencing November 6, 2004. The loan is secured by a fixed deposit pledged to the bank amounting to $3,500 as of December 31, 2002. The Company repaid the loan in full during 2003.

         In addition to amounts disclosed above and in note 14, the Company has deposits of $4,512 pledged as security for bank credit and facility lines available to the Company as of December 31, 2003. As of December 31, 2002, $3,202 deposits were pledged as security.

         Annual maturities of long-term debt as of December 31, 2003 are as follows:

Payable in year ending December 31,
  2004                                     $     6,841
  2005                                          12,246
  2006                                          11,122
  2007                                         217,528
  2008                                         117,566
Thereafter.............................            327
                                           -----------
                                           $   365,630
                                           ===========

16.      UNUTILIZED CREDIT FACILITIES

         In January 2002, the Company established a $294,100 (S$500,000,000) Multicurrency Medium Term Note Program ("MTN Program"). Under the MTN Program, the Company may from time to time issue notes in series or tranches ("Notes") in Singapore dollars or any other currencies as may be agreed between the dealers of the MTN Program and the Company. Each series or tranche of the Notes may be issued in various amounts and terms, and may bear fixed or floating rates of interest. The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company, ranking pari passu, without any preference or priority among themselves, and pari passu, with all other unsecured obligations (other than subordinated obligations and priorities created by law) of the Company.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

16.      UNUTILIZED CREDIT FACILITIES (CONTINUED)

         Proceeds from the MTN Program will be used for general corporate purposes, including capital expenditure and working capital. The Company has not issued any Notes under the MTN Program as of December 31, 2003.

         At December 31, 2003, the Company has undrawn banking and credit facilities consisting of long-term loans and bank guarantees (excluding the MTN Program) of $23,135 with financial institutions.

17.      OTHER NON-CURRENT LIABILITIES

         Other non-current liabilities consist of the following:



                         DECEMBER 31,
                       ---------------
                        2002     2003
                       ------   ------
Deferred grant .....   $1,890   $1,211
Others .............    2,604    3,252
                       ------   ------
                       $4,494   $4,463
                       ======   ======

         The deferred grant refers to a 5-year grant of $13,878 obtained by the Company from the Economic Development Board ("EDB") under its Research Incentive Scheme for Companies in 1997 to acquire equipment to be used in certain research and development projects. The grant, which is a reimbursement of specified costs, has no requirement for repayment. Amounts received for asset-related grant are deferred and recognized in other income over the life of the related asset.

18.      SHARE CAPITAL

         On November 5, 2003, the Company issued 83,389,375 new ordinary shares of par value S$0.25 each with proceeds of $115 million (net proceeds of $111 million). The 83,389,375 new shares were admitted to the Official List of the Singapore Exchange Securities Trading Limited on 6 November 2003.

         As a result of the employees exercising their share options during the years 2001, 2002 and 2003, 3,511,570, 2,431,790 and 1,115,470 ordinary shares were issued, respectively.

         Under Singapore law, all increases in share capital (including rights issues) require prior shareholders' approval. Singapore law does not provide for the issue of shares of no par value and, except with court approval, prohibits the issue of shares at a discount to par value.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

19.      ADDITIONAL PAID-IN CAPITAL

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

         As of December 31, 2002 and 2003, the Company's share premium account amounted to $361,316 and $460,895, respectively.

20.      ACCUMULATED DEFICITS

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

21.      ACCUMULATED OTHER COMPREHENSIVE LOSS

         The components of accumulated other comprehensive loss are as follows:

                                                                              DECEMBER 31,
                                                                         --------------------
                                                                           2002        2003
                                                                         --------    --------
Currency translation loss ............................................   $  9,850    $  9,152
Unrealized loss (gain) on available-for-sale marketable securities ...       (584)        769
                                                                         --------    --------
                                                                         $  9,266    $  9,921
                                                                         ========    ========

22.      SHARE OPTIONS AND INCENTIVE PLANS

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

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

22.      SHARE OPTIONS AND INCENTIVE PLANS (CONTINUED)

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

         Prior to 2000, Share options granted prior to May 1999 under the previous Employees' Share Ownership Scheme were converted using the higher of par value or net tangible asset value. In April 2002, share options were granted with exercise prices determined by the average of the last 5-day closing prices prior to grant date. These two bases gave rise to exercise prices of the share options being lower than their fair market values at grant date and hence, the related stock compensation charges.

         The following table summarizes stock option activity under the Share Option Plan for the years ended December 31, 2001, 2002 and 2003:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                        OPTIONS      EXERCISE PRICE
                                                    --------------   --------------
                                                    (IN THOUSANDS)
Options outstanding at January 1, 2001 ...........       36,039              2.21
Granted during the year ..........................       26,823              0.94
Lapsed during the year ...........................       (7,581)             2.13
Exercised during the year ........................       (3,511)             0.21
                                                         ------        ----------
Options outstanding at December 31, 2001 .........       51,770              1.70
Granted during the year ..........................       19,653              1.36
Lapsed during the year ...........................      (14,716)             1.64
Exercised during the year ........................       (2,432)             0.53
                                                         ------        ----------
Options outstanding at December 31, 2002 .........       54,275              1.65
Granted during the year ..........................       10,956              1.17
Lapsed during the year ...........................       (3,094)             1.69
Exercised during the year ........................       (1,115)             0.62
                                                         ------        ----------
Options outstanding at December 31, 2003 .........       61,022        $     1.58
                                                         ======        ==========
Exercisable at December 31, 2001 .................        8,122        $     1.98
                                                         ======        ==========
Exercisable at December 31, 2002 .................       13,636        $     2.01
                                                         ======        ==========
Exercisable at December 31, 2003 .................       33,728        $     1.66
                                                         ======        ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

22.      SHARE OPTIONS AND INCENTIVE PLANS (CONTINUED)

         Weighted-average grant-date fair value of options granted in 2001, 2002 and 2003 were $0.74, $0.81 and $0.60, respectively.

         The following table summarizes information about fixed stock options outstanding at December 31, 2003:

                                   OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                     ------------------------------------------------   ------------------------------
                                        WEIGHTED
                         NUMBER         AVERAGE          WEIGHTED           NUMBER         WEIGHTED
RANGE OF EXERCISE     OUTSTANDING      REMAINING          AVERAGE       EXERCISABLE AT      AVERAGE
     PRICES          AT 12/31/2003  CONTRACTUAL LIFE   EXERCISE PRICE     12/31/2003    EXERCISE PRICE
-----------------    -------------  ----------------   --------------   --------------  --------------
                    (IN THOUSANDS)                                      (IN THOUSANDS)
 $0.14                     283          5.7 years          $  0.14             283         $  0.14
 $0.24                      80          5.9 years          $  0.24              80         $  0.24
 $0.63 to $0.89         16,722          7.7 years          $  0.83           5,594         $  0.84
 $1.17 to $1.64         32,820          8.3 years          $  1.40          19,550         $  1.33
 $2.00 to $2.61          4,086          6.0 years          $  2.05           3,955         $  2.05
 $3.99                   7,031          6.3 years          $  3.99           4,266         $  3.99
                        ------                                              ------
                        61,022                                              33,728
                        ======                                              ======

         Total compensation expense recognized for stock-based compensation under the Share Option Plan for the years ended December 31, 2001, 2002 and 2003 were $1,024, $60 and $97, respectively.

23.      COMMITMENTS AND CONTINGENCIES

(a)      COMMITMENTS

         As of December 31, 2002 and 2003, capital commitments consist of the following:

                                                            DECEMBER 31,
                                                         ------------------
                                                           2002      2003
                                                         --------  --------
CAPITAL COMMITMENTS
Building, mechanical and electrical installation ......  $     20  $  6,341
Plant and machinery ...................................    42,458    42,969
                                                         ========  ========
OTHER COMMITMENTS
Inventories ...........................................  $ 10,800  $  8,413
                                                         ========  ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

23.      COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)      OPERATING LEASES

         The Company has leased land for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The annual rent (excluding rebates) is currently fixed at $779. The rent is subject to annual revision with the increase capped at 4% per annum. Operating lease rental expense for the years ended December 31, 2001, 2002 and 2003 was $544, $474 and $489,
         respectively.

         The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2004. Operating lease rental expenses in respect of these leases for the years ended December 31, 2001, 2002 and 2003 were $24,516, $20,965 and $18,118, respectively.

         Future minimum lease payments under non-cancelable operating leases of factory land and plant and equipment as of December 31, 2003 were:

Payable in year ending December 31,
   2004........................         $42,507
   2005........................           4,248
   2006........................           2,980
   2007........................             974
   2008........................             779
Thereafter ....................          13,365
                                        -------
                                        $64,853
                                        =======

(c)      CONTINGENCIES

         The Company is a party to claims that arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they are probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position, results of operations, or cash flows.

24.      OTHER NON-OPERATING INCOME, NET

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                           2001         2002        2003
                                                          ------       ------      ------
Government grant income ...............................   $1,293       $1,830      $2,347
Gain on sale and maturity of marketable securities ....        -          125       5,040
Other income, net .....................................      697        1,464         183
                                                          ------       ------      ------
                                                          $1,990       $3,419      $7,570
                                                          ======       ======      ======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

25.         FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                          DECEMBER 31,
                                          ---------------------------------------------
                                                  2002                    2003
                                          ---------------------   ---------------------
                                          CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                           AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                             $           $           $           $
                                          --------   ----------   --------   ----------
FINANCIAL ASSETS:
      Cash and cash equivalents ........  167,661      167,661     313,163    313,163
      Marketable securities ............   69,843       69,843      34,457     34,457
      Fixed deposits pledged ...........   12,577       12,853       4,512      4,512

FINANCIAL LIABILITIES:
      Long-term debt, excluding
            Senior convertible notes ...   29,771       30,278      38,251     38,099
      Senior convertible notes .........  205,013      194,250     327,379    339,138

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

         MARKETABLE SECURITIES

         The fair value is estimated based upon the quoted market price on the last business day of the fiscal year. For securities where there are no quoted market prices, the carrying amount is assumed to be its fair value. As of December 31, 2002 and 2003, such securities amounted to $22.

         FIXED DEPOSITS

         The fair value is based on current interest rates available to the Company for fixed deposits of similar terms and remaining maturities.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

25.      FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

26.      BUSINESS SEGMENT, GEOGRAPHIC AND MAJOR CUSTOMER DATA

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

         Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

                            FOR THE YEAR ENDED DECEMBER 31,
                            ------------------------------
                              2001       2002       2003
                            --------   --------   --------
Singapore
- assembly - array ......   $     92   $     11   $      1
- assembly - leaded .....      1,998        811        638
- test ..................      6,097     10,160     13,301
                            --------   --------   --------
                               8,187     10,982     13,940
                            --------   --------   --------
United States
- assembly - array ......     16,392     32,469     76,485
- assembly - leaded .....     54,633     71,574     93,841
- test ..................     43,287     78,272    139,388
                            --------   --------   --------
                             114,312    182,315    309,714
                            --------   --------   --------
Rest of Asia
- assembly - array ......        241        341        998
- assembly - leaded .....      2,077      1,647      3,895
- test ..................      2,066     16,569     34,200
                            --------   --------   --------
                               4,384     18,557     39,093
                            --------   --------   --------
Europe
- assembly - array ......        988        672        932
- assembly - leaded .....      2,062      2,740      4,015
- test ..................     15,933     10,472     12,997
                            --------   --------   --------
                              18,983     13,884     17,944
                            --------   --------   --------
Total
- assembly - array ......     17,713     33,493     78,416
- assembly - leaded .....     60,770     76,772    102,389
- test ..................     67,383    115,473    199,886
                            --------   --------   --------
                            $145,866   $225,738   $380,691
                            ========   ========   ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

26.      BUSINESS SEGMENT, GEOGRAPHIC AND MAJOR CUSTOMER DATA (CONTINUED)

         Long-lived assets by geographical area were:

                       FOR THE YEAR ENDED DECEMBER 31,
                       -------------------------------
                             2002           2003
                           --------       --------
Singapore ..........       $274,071       $365,794
United States ......         20,574         12,536
Rest of Asia .......         62,811         97,743
                           --------       --------
Total ..............       $357,456       $476,073
                           ========       ========

         Net assets by geographical area were:

                       FOR THE YEAR ENDED DECEMBER 31,
                       -------------------------------
                              2002           2003
                           ---------      ---------
Singapore ..........       $ 370,993      $ 480,451
United States ......          (4,698)        (6,214)
Rest of Asia .......             216          1,719
                           ---------      ---------
Total ..............       $ 366,511      $ 475,956
                           =========      =========

         Revenues from major customers, as a percentage of net revenues, were as follows:

                 FOR THE YEAR ENDED DECEMBER 31,
                 -------------------------------
                  2001         2002        2003
                   %            %           %
                 ------       ------      ------
Customer A ....   29.2          29.8        31.6
Customer B ....   12.3          13.3        12.0
Customer C ....   10.4          12.6        13.6
Others ........   48.1          44.3        42.8
                 -----        ------      ------
                 100.0         100.0       100.0
                 =====        ======      ======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              IN THOUSANDS OF U.S. DOLLARS (EXCEPT PER SHARE DATA)

27.      SUBSEQUENT EVENTS

         PROPOSED MERGER WITH CHIPPAC, INC.

         On February 10, 2004, the Company signed an Agreement and Plan of Merger and Reorganization with ChipPAC, Inc., or ChipPAC, pursuant to which a newly formed, wholly owned subsidiary of STATS will merge with ChipPAC and ChipPAC will become a wholly owned subsidiary of STATS. Pursuant to the merger, each share of Class A common stock, par value US$0.01 per share, of ChipPAC will be converted into the right to receive 0.87 of STATS' American Depositary Shares. Consummation of the merger is subject to certain conditions, including approval of STATS' shareholders and the stockholders of ChipPAC, expiration of the Hart-Scott-Rodino antitrust waiting period in the United States, receipt of a private letter ruling from U.S. tax authorities relating to the tax treatment of the merger for ChipPAC stockholders and other customary conditions. Singapore Technologies Semiconductors Pte Ltd, or STS, has entered into a voting agreement pursuant to which it has agreed to vote approximately 59% of STATS' outstanding capital stock beneficially owned by STS in favor of the issuance of STATS' American Depositary Shares in connection with the merger and certain other related matters. In addition, certain of ChipPAC's stockholders who own approximately 18% of the outstanding ChipPAC Class A common stock have entered into a voting agreement pursuant to which they have agreed to vote in favor of the merger. The transaction is expected to close by the end of the second quarter of 2004.

         ChipPAC is a full portfolio provider of semiconductor packaging, design, assembly, test and distribution services in Korea, China, Malaysia and the United States.

         The total number of our ordinary shares to be issued pursuant to the merger is approximately 85 million. Under our convertible notes due 2007 and 2008 and our MTN Program, our noteholders may require us to redeem the notes if any person other than Singapore Technologies Pte Ltd holds, directly or indirectly, more than 50% of our issued share capital. The proposed merger does not result in any person holding, directly or indirectly, more than 50% of our issued share capital.

         The aggregate acquisition costs will be determined by factors such as the market prices of STATS's ADSs, number of ADSs to be issued, fair value of the options to purchase ChipPAC's Class A common stock that are substituted with options to purchase shares of STATS's ordinary shares or ADSs and the amount of direct transaction costs.