Form 20-F
period 2004-12-31
STATS CHIPPAC LTD.
filed 2005-03-18
CIK 1101873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

Commission file number 000-29103

STATS ChipPAC Ltd.

(Exact Name of Registrant as Specified in Its Charter)

10 Ang Mo Kio Street 65,
#05-17/20 Techpoint,
Republic of Singapore	Singapore 569059
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value S$0.25 per share, including Ordinary Shares represented by American Depositary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,944,330,450 Ordinary Shares (par value S$0.25 per Ordinary Share) of Registrant outstanding as of December 31, 2004.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑                    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐                    Item 18 ☑

		Page
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4
ITEM 4.	INFORMATION ON OUR COMPANY	23
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	48
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	64
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	77
ITEM 8.	FINANCIAL INFORMATION	80
ITEM 9.	THE OFFER AND LISTING	80
ITEM 10.	ADDITIONAL INFORMATION	81
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	96
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	96
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	97
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	97
ITEM 15.	CONTROLS AND PROCEDURES	97
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	98
ITEM 16B.	CODE OF ETHICS	98
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	98
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	99
ITEM 16E.	ISSUER PURCHASES OF EQUITY SECURITIES	99
ITEM 17.	FINANCIAL STATEMENTS	99
ITEM 18.	FINANCIAL STATEMENTS	99
ITEM 19.	EXHIBITS	100
SIGNATURES		105

INDEX TO FINANCIAL STATEMENTS
Ex-4.40 Indenture, dated November 18, 2004, by and between STATS ChipPAC Ltd. and U.S. Bank National Association
Ex-4.41 Purchase Agreement, dated as of November 5, 2004 by and between STATS ChipPAC Ltd., Deutsche Bank AG, Singapore Branch and Lehman Brothers International (Europe)
Ex- 4.42 Registration Rights Agreement, dated November 18, 2004
Ex- 4.43 Subsidiary Guarantee Agreement, dated November 18, 2004, by and between STATS ChipPAC Ltd.,the Subsidiary Guarantors and U.S. Bank National Association, as Trustee
Ex- 4.44 Second Supplemental Indenture among ChipPAC International, as Issuer, ChipPAC, Inc., as Guarantor, and U.S. Bank National Association as Trustee, dated October 7, 2004
Ex- 4.45 Second Supplemental Indenture among ChipPAC Inc., as Company, STATS ChipPAC Ltd., as Parent, and U.S.Bank National Association, as Trustee, dated October 11, 2004
Ex- 4.46 Third Supplemental Indenture among ChipPAC Inc., as Company, STATS ChipPAC Ltd., as Parent, and U.S. Bank National Association, as Trustee, dated November 2, 2004
Ex-8.1 List of Subsidiaries
Ex-12.1 Certification by CEO pursuant to Section 302
Ex-12.2 Certification by CFO pursuant to Section 302
Ex-13.1 Certification by CEO & CFO pursuant to Section 906
Ex-15.1 Consent of PWC, Singapore, independent registered public accounting firm
Ex-15.2 Consent of KPMG, independent registered public accounting firm

GENERAL INFORMATION

References to “Singapore dollars” and “S$” in this Annual Report mean Singapore dollars, the legal currency of the Republic of Singapore. References to “U.S. dollars,” “$” and “US$” mean United States dollars, the legal currency of the Unites States. References to “South Korean Won” and “KRW” mean Korean Republic Won, the legal currency of the Republic of Korea. References to “Chinese Renminbi” and “RMB” mean Chinese Renminbi, the legal currency of People’s Republic of China. References to “Malaysian Ringgit” and “MYR” mean Malaysian Ringgit, the legal currency of Malaysia. References to “New Taiwan Dollar” and “NT$” mean New Taiwan dollars, the legal currency of Taiwan. For your convenience, unless otherwise indicated, translations of certain Singapore dollar, New Taiwan dollar and South Korean Won amounts to U.S. dollars were made at the noon buying rate in the City of New York on December 31, 2004 which was S$1.63 per $1.00 for cable transfers in Singapore dollars, NT$31.74 per $1.00 for cable transfers in New Taiwan dollars and was KRW1035.10 per $1.00 for cable transfers in South Korean Won, as certified for customs purposes by the Federal Reserve Bank of New York.

No representation is made that the Singapore dollar, U.S. dollar, New Taiwan dollar or South Korean Won amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

When used in this annual report, the terms “we,” “our,” and “us” refer to STATS ChipPAC Ltd. and its consolidated subsidiaries after the consummation of the merger described herein, the term “STATS” refers to ST Assembly Test Services Ltd, a Singapore company, and its consolidated subsidiaries prior to the consummation of the merger, the term “ChipPAC” refers to ChipPAC, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the consummation of the merger and ChipPAC, Inc. as a wholly-owned subsidiary of ours after the consummation of the merger. On January 20, 2005, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC, Inc. The entity surviving the merger was renamed STATS ChipPAC, Inc.

Following the consummation of the merger of STATS and ChipPAC, we have included in our financial results for the year ended December 31, 2004, the financial results of STATS for the full year and the financial results of ChipPAC from August 5, 2004. The term “pro forma for the merger” as used in this document gives effect to the merger as if it had been consummated on January 1 of that particular year and reflects ChipPAC’s financial data for the twelve months ended December 31 for that particular year.

FORWARD-LOOKING STATEMENTS

Certain of the statements in this Annual Report on Form 20-F are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. These include statements on our financial condition and results of operations, plans, business strategies, operating efficiencies and synergies, capital and other expenditures, outcome of litigation, industry growth and other statements on underlying assumptions, other than statements of historical fact, including but not limited to those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions.

Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; the impact of our merger with ChipPAC, including our ability to integrate and obtain the anticipated results and synergies from our merger with ChipPAC; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of packaging and test services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; ability to develop and protect our intellectual property; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing on acceptable terms or at all; exchange rate fluctuations; litigation and other risks described in “Item 3. Key Information — D. Risk Factors.”

You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2003 and 2004 and for the fiscal years ended December 31, 2002, 2003 and 2004, are derived from our consolidated financial statements which have been audited by KPMG (for years ended December 31, 2002 and 2003) and PricewaterhouseCoopers (PwC) (for year ended December 31, 2004), independent registered public accounting firms, and are included in “Item 18. Financial Statements.” The selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for the fiscal years ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in this Annual Report.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Following the consummation of the merger of STATS and ChipPAC, we have included in our financial results for the year ended December 31, 2004, the financial results of STATS for the full year and the financial results of ChipPAC from August 5, 2004. The financial results prior to the year ended December 31, 2004 reflect the financial results of STATS and do not include the financial results of ChipPAC.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of US$, except per ordinary share and per ADS data)
Income Statement Data:
Net revenues	$331,271	$145,866	$225,738	$380,691	$769,121
Cost of revenues	(231,944)	(217,789)	(247,943)	(328,014)	(643,540)

Gross profit (loss)	99,327	(71,923)	(22,205)	52,677	125,581

Operating expenses:
Selling, general and administrative (1)	41,246	37,065	36,693	36,475	84,965
Research and development	14,636	15,160	18,856	15,295	17,637
Goodwill impairment (2)	—	—	—	—	453,000
Equipment impairments (3)	—	23,735	14,666	—	—
Prepaid leases written off (4)	—	3,145	764	—	—
Other general expenses (income), net	(22)	101	548	374	(464)

Total operating expenses	55,860	79,206	71,527	52,144	555,138

Operating income (loss)	43,467	(151,129)	(93,732)	533	(429,557)
Other income (expense):
Interest income (expense), net	8,214	5,222	(5,143)	(9,209)	(24,386)
Foreign currency exchange gain (loss)	2,018	775	(512)	1,634	(1,122)
Other non-operating income (expense), net	3,525	1,990	3,419	7,570	(936)

Total other income (expense), net	13,757	7,987	(2,236)	(5)	(26,444)

Income (loss) before income taxes	57,224	(143,142)	(95,968)	528	(456,001)
Income tax benefit (expense)	(2,865)	8,810	7,163	(705)	(7,894)

Income (loss) before minority interest	$54,359	$(134,332)	$(88,805)	$(177)	$(463,895)
Minority interest	—	$313	$(514)	$(1,539)	$(3,828)

Net income (loss)	$54,359	$(134,019)	$(89,319)	$(1,716)	$(467,723)

Net income (loss) per ordinary share:
Basic	$0.06	$(0.14)	$(0.09)	$(0.00)	$(0.33)
Diluted	$0.06	$(0.14)	$(0.09)	$(0.00)	$(0.33)
Net income (loss) per ADS:
Basic	$0.56	$(1.36)	$(0.90)	$(0.02)	$(3.27)
Diluted	$0.56	$(1.36)	$(0.90)	$(0.02)	$(3.27)
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	962,828	989,083	991,549	1,005,374	1,428,954
Diluted	970,631	989,083	991,549	1,005,374	1,428,954
ADSs (in thousands) used in per ADS calculation:
Basic	96,283	98,908	99,155	100,537	142,895
Diluted	97,063	98,908	99,155	100,537	142,895

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of US$, except share data)
Balance Sheet Data:
Cash and cash equivalents	$141,733	$115,214	$167,661	$313,163	$227,509
Working capital (deficit)	188,521	109,447	165,851	328,583	124,028
Total assets	711,758	576,578	721,968	993,852	2,271,702
Current installments of obligations under capital leases	—	2,564	6,558	5,296	7,587
Short-term borrowings and current installments of long-term debt	14,799	14,045	21,588	6,841	174,281
Obligation under capital leases, excluding current installments	—	7,689	5,520	812	10,771
Long-term debt, excluding current installments	29,599	14,045	218,370	358,789	642,175
Shareholders’ equity	585,197	452,795	366,512	475,956	1,159,350
Share capital	159,461	159,961	160,295	172,434	298,233

Ordinary shares outstanding (in thousands)	986,172	989,683	992,115	1,076,620	1,944,330

(1)	Includes stock-based compensation expenses of $448,000, $1,024,000, $60,000, $97,000 and $658,000 in 2000, 2001, 2002, 2003 and 2004, respectively.

(2)	We recorded impairment charges of $453,000,000 in 2004 on our goodwill associated with purchase accounting for the acquisition of ChipPAC.

(3)	The impairment charges were recognized in 2001 in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and in 2002 in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(4)	We recorded impairment charges of $3,145,000 in 2001 and $764,000 in 2002 to write off prepaid leases for testers for which we had no expectation of future use.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

In addition to the other information and risks described elsewhere in this Annual Report, our business is subject to the following risks:

We may be unable to integrate our operations successfully and may not realize the full anticipated benefits of the combination of STATS and ChipPAC.

We may not be successful in integrating the businesses of STATS and ChipPAC. Integrating the two companies’ operations and personnel is a complex process. The integration may not be completed rapidly and may not achieve the anticipated benefits of the combination of STATS and ChipPAC. The successful integration of the two companies’ businesses will require, among other things, the following:

•	integration of the two companies’ products and services, sales and marketing, information and software systems and other operations;

•	retention and integration of management and other employees;

•	achievement of the expected cost savings;

•	coordination of ongoing and future research and development efforts and marketing activities;

•	retention of existing customers of both companies and attraction of additional customers;

•	retention of strategic partners of each company and attraction of new strategic partners;

•	developing and maintaining uniform standards, controls, procedures and policies;

•	minimization of disruption of the combined company’s ongoing business and distraction of its management; and

•	limiting expenses related to integration.

The successful integration of STATS and ChipPAC will involve considerable risks and may not be successful. These risks include:

•	the impairment of relationships with employees, customers and business partners;

•	our ability to attract and retain key management, sales, marketing and technical personnel;

•	a delay in, or cancellation of, purchasing decisions by current and prospective customers and business partners;

•	the potential disruption of the combined company’s ongoing business and distraction of its management;

•	the difficulty of incorporating acquired technology and rights into the products and service offerings of the combined company; and

•	unanticipated expenses and potential delays related to the integration of STATS and ChipPAC.

We may not succeed in addressing these risks or any other problems encountered in connection with the combination of STATS and ChipPAC. The diversion of the attention of management and any difficulties encountered in the process of combining STATS and ChipPAC could cause the disruption of, or a loss of momentum in, the activities of the combined company’s business. Further, the process of combining ChipPAC’s business with STATS’ business could negatively affect employee morale and STATS’ ability to retain some key STATS and ChipPAC employees after the merger. If the anticipated benefits of the merger are not realized or the combined company is unsuccessful in addressing the risks related to the integration, the combined company’s business, financial condition and results of operations may be negatively impacted.

If we are unable to take advantage of opportunities to market and sell STATS’ and ChipPAC’s products and services to the other’s traditional customers, we may not realize the full anticipated benefits of the combination of STATS and ChipPAC.

Prior to the merger, STATS and ChipPAC each maintained separate and distinct customer bases and business partners specific to their respective businesses. As a result of the merger, we intend to take advantage of the customer bases of the formerly separate businesses in order to promote and sell the products and services of one company to the traditional customers and business partners of the other company. In the event that the traditional customers and business partners of either STATS or ChipPAC are not receptive to the products and services of the other, we may not realize some of the expected benefits of the merger, and our business may be harmed.

We have experienced substantial losses in the past and may continue to do so in the future.

For the year ended December 31, 2004, we suffered an operating loss of $429.6 million and a net loss of $467.7 million. STATS achieved operating income of $0.5 million in 2003, but suffered net losses of $1.7 million. Similarly, ChipPAC achieved operating income of $0.4 million in 2003, but suffered net losses of $28.8 million. We cannot assure you that we will not continue to incur operating losses and net losses in the future due to a variety of factors, including if the semiconductor industry does not recover from the downturn or makes only a partial recovery.

We recorded an impairment charge of $453.0 million to our earnings for the year ended December 31, 2004 and may be required to record another significant charge to earnings in the future when we review our goodwill or other intangible assets for potential impairment.

As a result of accounting for the merger using the purchase accounting method, we recorded goodwill and other intangible assets upon the merger of approximately $974.4 million and $147.2 million, respectively. Under U.S. GAAP, we are required to review our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill and other intangible assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review at the end of 2004 and recorded an impairment charge of $453.0 million to our earnings for the year ended December 31, 2004. We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges will likely have a significant adverse impact on our results of operations.

Downturns in the semiconductor industry have adversely affected our operating results, and may continue to adversely affect, our operating results.

Our results of operations and the results from operations of STATS and ChipPAC have been and will be significantly affected by conditions in the semiconductor industry. The market for semiconductors is characterized by:

•	rapid technological change;

•	evolving industry standards;

•	intense competition; and

•	fluctuations in end-user demand.

Beginning in the fourth quarter of the calendar year 2000, the industry experienced a downturn which continued through 2001 and 2002. This downturn had a significant adverse impact on our sales and financial performance, as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started a modest recovery in late 2002 and continued its recovery momentum throughout 2003 and the first half of 2004. In late 2004, however, we experienced a softening of our business as our customers corrected their excess inventory positions. Industry outlook for 2005 published by recognized industry research analysts and associations are highly mixed, with some projecting growth rates of up to 5% and others projecting declines of up to 5% as compared to 2004.

If we are unable to increase our capacity utilization rates, our profitability will be adversely affected.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units tested and assembled. Insufficient utilization of installed capacity can have a material adverse effect on our profitability. In 2001, our capacity utilization rates declined substantially from prior levels, primarily as a result of a decrease in demand for their packaging and test services resulting from a downturn in the overall semiconductor industry, particularly for communications applications. Due to the high level of fixed costs, we suffered substantial net losses in 2001 and 2002. While capacity utilization rates increased in 2002, 2003 and 2004, they have not returned to their former levels and our net losses continued in 2004.

Our ability to restore or increase our profitability and enhance our gross margins will continue to be dependent, in large part, upon our ability to restore high capacity utilization rates. Capacity utilization rates may be affected by a number of factors and circumstances, including:

•	overall industry conditions;

•	installation of new equipment in anticipation of future business;

•	the level of customer orders;

•	operating efficiencies;

•	mechanical failure;

•	disruption of operations due to expansion of operations, introduction of new packages or relocation of equipment;

•	disruption in supply of raw materials;

•	changes in product mix; and

•	fire or other natural disasters.

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

A significant portion of our net revenues are derived from customers who use our test or packaging services for semiconductors used in communications equipment and personal computers. Net revenues from packaging or testing of semiconductors used in such applications comprised 82.8% of our net revenues in 2004 and 88.2% of STATS’ net revenues and 61.0% of ChipPAC’s net revenues in 2003. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling prices of communications equipment and personal computers places significant pressure on the prices of the components that are used in this equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.

Our operating results have fluctuated, and may continue to fluctuate, from quarter to quarter, which may make it difficult to predict our future performance.

Our operating results have fluctuated and our operating results may continue to fluctuate substantially from quarter to quarter due to a wide variety of factors, including:

•	general economic conditions in the semiconductor industry;

•	a shift by integrated device manufacturers, or IDMs, between internal and outsourced test and packaging services;

•	general economic conditions in the markets addressed by end-users of semiconductors;

•	the seasonality of the semiconductor industry;

•	the short-term nature of our customers’ commitments;

•	the rescheduling or cancellation of large orders;

•	the timing and volume of orders relative to our capacity;

•	changes in capacity utilization;

•	the erosion of the selling prices of packages;

•	changes in our product mix;

•	the rescheduling, cancellation and timing of expenditures in anticipation of future orders;

•	disruptions caused by the installation of new equipment;

•	the ability to obtain adequate equipment and materials on a timely and cost-effective basis;

•	any exposure to currency and interest rate fluctuations that may not be adequately covered under our hedging policy;

•	weakness in the supply of wafers;

•	loss of key personnel or the shortage of available skilled workers; and

•	changes in effective tax rates.

As a result of all of these factors, we believe that period-to-period comparisons of our operating results are not meaningful, and that using such comparisons to predict our future performance may not be meaningful. In addition, unfavorable changes in any of the above factors may adversely affect our business, financial condition and results of operations.

Our profitability will be affected by average selling prices of packaging and test services that have experienced pricing pressures and have a tendency to decline.

Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes tested or assembled, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially adversely affected.

We depend on a small number of customers for a significant portion of our revenues and any decrease in sales to any of them could adversely affect our business and results of operations.

We are dependent on a small group of customers for substantially all of our net revenues. In the year ended December 31, 2004, proforma for the merger, our ten largest customers represented 67.0% of our net revenues. STATS’ ten largest customers accounted for 79.8% and 78.8% of STATS’ net revenues in 2002 and 2003, respectively. ChipPAC’s ten largest customers accounted for 88.6% and 79.1% of ChipPAC’s net revenues in 2002 and 2003, respectively. In the year ended December 31, 2004, our two largest customers, Analog Devices, Inc. and Broadcom Corporation, each represented in excess of 10% of our net revenues and in the aggregate represented 31.7% of the net revenues.

Although no one customer is expected to account for more than 25% of the combined company’s revenue, we anticipate that our ten largest customers will continue to account for a significant portion of our net revenues for the foreseeable future. Our ability to retain these and other customers, and to add new customers, is important to our ongoing success. The loss of one or more key customers, or reduced demand from any key customers, could have a material adverse effect on our business, financial condition and results of operations.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months at a significant cost to the customer. As a result, customers are reluctant to qualify new packaging and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our revenues. Furthermore, we believe that once a semiconductor company has selected a particular packaging and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s packaging and test services. See “Item 4. Information on Our Company — Customers.”

Decisions by our integrated device manufacturer, or IDM, customers to curtail outsourcing may adversely affect our business.

Historically, we have been dependent on the trend in outsourcing of packaging and test services by IDMs. Our IDM customers continually evaluate the outsourced services against their own in-house packaging and test services. As a result, at any time, IDMs may decide to shift some or all of their outsourced packaging and test services to internally sourced capacity. Any such shift or a slowdown in this trend of outsourcing packaging and test services is likely to adversely affect our business, financial condition and results of operations.

In a downturn in the semiconductor industry, IDMs may respond by shifting some outsourced packaging and test services to internally serviced capacity on a short term basis. This would have a material adverse effect on our business, financial condition and results of operations, especially during a prolonged industry downturn.

We do not have any significant backlog because our customers do not place purchase orders far in advance, which makes us vulnerable to sudden changes in customer demand.

Our customers generally do not place purchase orders far in advance, and our contracts with major domestic customers do not generally require minimum purchase of our products or services. In addition, our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net operating revenues in future periods and causes our operating results to fluctuate from period to period. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. For example, in 1999 and early 2000, we incurred significant costs in expectation of strong demand in the semiconductor market, but this demand did not fully materialize because of the market downturn between late 2000 and early 2003. We expect that in the future our net operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. We also cannot assure you that our customers’ orders will be consistent with our expectations when we made or will make the necessary investments in raw materials, labor and equipment.

We may not be able to develop or access leading technology which may affect our ability to compete effectively.

The semiconductor packaging and test markets are characterized by rapid technological change and increasing complexity. We must be able to offer our customers packaging and test services based upon the most advanced technology. This requirement could result in significant research and development expenditures and capital expenditures in the future. We periodically review our equipment for obsolescence and impairment. If we determine that, due to technological advances, reduced demand in certain end markets or otherwise, the anticipated future usage of any of our equipment has been diminished, we will write-down such equipment. In 2002, STATS wrote-down $15.4 million of equipment and made zero write-downs in 2003. In 2002 and 2003, ChipPAC made zero write-downs and wrote-down $11.7 million of impaired assets, respectively. In 2004, we made zero write-down.

If we fail to develop advanced test and packaging services or to access those developed by others in a timely manner, we could lose existing customers or miss potential customers demanding these advanced services. Developing new technology may result in longer sales cycles and product implementations, which may cause revenue and operating income to fluctuate or fail to meet expectations. Also, we would miss the opportunity to benefit from the higher average selling prices which are derived from newer and emerging packaging and test services. In addition, our choice of test equipment is important because obtaining the wrong test equipment or failing to understand market requirements will make us less competitive and will lower our asset utilization. In order to remain competitive, we must be able to upgrade or migrate our test equipment to respond to changing technological requirements.

The packaging and testing process is complex and our production yields and customer relationships may suffer from defects or malfunctions in our testing equipment or defective packages and the introduction of new packages.

Semiconductor packaging and testing are complex processes that require significant technological and process expertise. Semiconductor testing involves sophisticated testing equipment and computer software. We develop computer software which is used to test our customers’ semiconductors. We also develop conversion software programs which enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or “bugs.” In addition, the testing process is subject to operator error by our employees who operate our testing equipment and related software. Any significant defect in our testing or conversion software, malfunction in our testing equipment or operator error could reduce our production yields, damage our customer relationships and materially harm our business.

The packaging process is complex and involves a number of precise steps. Defective packages primarily result from:

•	contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	defective raw materials; or

•	defective plating services.

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

Our failure to maintain high standards or acceptable production yields, if significant and prolonged, could result in loss of customers, increased costs of production, delays, substantial amounts of returned goods and claims by customers relating thereto. Any of these problems could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to obtain packaging and testing equipment in a timely manner or on reasonably favorable terms and prices, we may be unable to meet customer demand and our revenue may decline.

The semiconductor packaging and test business is capital intensive and requires investment in expensive capital equipment manufactured by a limited number of suppliers, which are located principally in the United States, Singapore, Europe, Korea and Japan. The market for capital equipment used in semiconductor testing is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of such capital equipment from a limited number of suppliers. If we are unable to obtain certain equipment, such as testers and wire bonders, in a timely manner, we may be unable to fulfill our customers’ orders which would negatively impact our business, financial condition and results of operations.

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

We expect to incur significant capital expenditures in the future and therefore may require additional financing in the future which may not be available on terms favorable to us, if at all.

Our capital expenditures are largely driven by the demand for our services. Our combined capital expenditures increased from $366.2 million in 2003 to $392.0 million in 2004 primarily as a result of an increase in demand for our services. In 2005, we expect that our capital expenditures will be approximately $300.0 million. To grow our business, we will need to increase our packaging and test capacity as well as replace existing equipment from time to time. This will require substantial capital expenditures for additional equipment and further expenditure to recruit and train new employees. These expenditures will likely be made in advance of increased sales. We cannot assure you that our net revenues will increase after these expenditures. Failure to increase our net revenues after these expenditures could have a material adverse effect on our business, financial condition and results of operations.

We may need to obtain additional debt or equity financing to fund our capital expenditures. Additional debt financing may be required which, if obtained, may:

•	limit the ability of our China subsidiaries to pay dividends or require us to seek consents for the payment of dividends, upon which we rely in order to pay the interest on the convertible notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our growth plan;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot assure you that we will be able to obtain the additional financing on terms that are acceptable to us or at all.

To service our indebtedness and other potential liquidity requirements we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We believe that our cash flow from operations together with our existing liquid assets will be sufficient to meet our cash flow needs for at least the next 12 months. However, our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

We have entered into a number of financing arrangements that impose limitations on our actions which may limit our ability to maintain and grow our business.

The terms of our 6.75% senior notes, zero coupon convertible notes, 1.75% convertible notes, 8.0% convertible subordinated notes, 2.5% convertible subordinated notes and Multicurrency Medium Term Notes program (the MTN Program) contain restrictions applicable to us that limit our ability to, among other things:

•	incur additional debt and issue certain preferred stock;

•	consolidate or merge with another entity;

•	create liens;

•	pay dividends, repurchase stock and make other distributions;

•	prepay subordinated debt;

•	make investments and other restricted payments;

•	enter into sale and leaseback transactions;

•	sell assets; and

•	enter into transactions with affiliates.

As a result of these limitations, we may encounter difficulties obtaining the required consents from our existing lenders to conduct our business, in particular, to obtain the necessary financing to maintain or grow our business, on a timely basis or at all. This could have a material adverse effect on our business, financial condition and results of operations.

A breach of any of the covenants or restrictions contained in any of the indentures could result in an event of default. Such default could allow our debt holders to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and/or to declare all borrowings outstanding thereunder to be due and payable. If our debt is accelerated, our assets may not be sufficient to repay such debt in full.

Our substantial indebtedness could adversely affect our financial health.

We have a substantial amount of indebtedness. As of December 31, 2004, we had total indebtedness of $834.8 million, consisting of $215.0 million of unsecured senior notes, $521.3 million of unsecured convertible notes, $78.6 million of senior secured debt (including capital lease obligations) and $19.9 million of unsecured short-term debt.

Our substantial indebtedness may impact us by:

•	increasing our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	placing us at a competitive disadvantage relative to our competitors that have less leverage; and

•	limiting, along with the financial and other restrictive covenants in the indebtedness, our ability to borrow additional funds.

In addition, the holders of our various notes may, in certain circumstances, including a change in control of our company, in each case as defined in the respective indenture relating to such notes, require us to redeem all or a portion of the holders’ notes. Further, certain holders of our $200.0 million of 1.75% convertible notes due 2007 have required us to and the holders of our $115.0 million of zero coupon convertible notes due 2008 may require us to repurchase all or a portion of the holders’ convertible notes on March 18, 2005 and November 7, 2007, respectively. We have received demands for the redemption of $125,420,000 aggregate amount of the 1.75% convertible notes due 2007, and the total amount payable in respect of these notes, including interest, is $139,813,590. We may be required to refinance our debt in order to make such payments. If such an event were to occur, or at maturity of each series of convertible notes, we cannot assure you that we will have sufficient funds or would be able to arrange financing on terms that are acceptable to us or at all or to obtain waivers of prohibitions from lenders under our other financing arrangements to make the required purchase or redemption. If we do not have sufficient funds or are unable to obtain adequate financing or waivers to repurchase or redeem such notes, we will be in default under the terms of those notes.

We generally do not have any long-term supply contracts with our raw materials suppliers and may not be able to obtain the raw materials required for our business, which could have a material adverse effect on our business.

We obtain the materials we need for our packaging services from outside suppliers. We purchase all of our materials on a purchase order basis and have not generally entered into long-term contracts with our suppliers. If we cannot obtain sufficient quantities of materials at reasonable prices or if we are not able to pass on higher materials costs to our customers, this could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in our acquisitions and investments in other companies and businesses.

From time to time, we may make acquisitions of, or investments in, other companies or businesses. In August 2004, we completed our merger with ChipPAC. In 2003, we set up a new manufacturing facility in Shanghai, China as a first step of its strategic plan to establish a significant manufacturing presence in China to service its existing international customers as well as engage the indigenous Chinese foundries and design houses. In 2001, we acquired a majority interest in Winstek Semiconductor Corporation, or Winstek, to enhance our position in the Taiwanese market.

The success of any acquisitions and investments depends on a number of factors, including:

•	our ability to identify suitable opportunities for investment or acquisition;

•	our ability to finance any future acquisition or investment on terms acceptable to us or at all;

•	whether we are able to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;

•	the extent to which we are able to exercise control over the acquired company;

•	the economic, business or other strategic objectives and goals of the acquired company compared to those of our company; and

•	our ability to successfully integrate the acquired company or business with our business.

If we are unsuccessful in our acquisitions and investments, our financial condition may be materially adversely affected and we may be unable to realize the anticipated results or synergies from these acquisitions or investments.

We may not be able to compete successfully in our industry.

The independent semiconductor test and assembly service, or SATS, industry is very competitive and diverse and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry comprises both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors, including, among others, Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ASE Test Limited, and Siliconware Precision Industries Co., Ltd. Their facilities are primarily located in Asia.

Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and has been in operation for some time. Such companies have also established relationships with many of our current or potential customers.

We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial, technical and other resources than we have and may rely on internal sources for packaging and test services for a number of reasons including due to:

•	their desire to realize higher utilization of their existing test and packaging capacity;

•	their unwillingness to disclose proprietary technology;

•	their possession of more advanced packaging and testing technologies; and

•	the guaranteed availability of their own packaging and test capacity.

We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our customers will not rely on internal sources for test and packaging services, or that our business, financial condition and results of operations will not be adversely affected by such increased competition.

Our intellectual property is important to our ability to succeed in our business but may be difficult to obtain and protect.

Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2005, we held a total of approximately 300 patents comprising patents issued and pending patent applications. We have approximately 71 patents granted and allowed by the US Patent and Trademark office and approximately 55 patents registered or allowed in Singapore, Korea or other countries.

We cannot assure you that any of our pending applications for patents will be granted, or, if granted, will not be challenged, invalidated or circumvented or will offer us any meaningful protection. Further, we cannot assure you that the Asian countries in which we market our products will protect our intellectual property rights in the same manner or to the same extent as the United States. Additionally, we cannot assure you that our competitors will not challenge our rights in such intellectual property, or develop, patent or gain access to similar know-how and technology, or reverse engineer our packaging services, or that any confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate protection. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

We have licenses to use third party patents, patent applications and other technology rights, as well as trademark rights, in the operation of our business. To the extent these licenses are not perpetual and irrevocable, we believe that these licenses will be renewable under normal or reasonable commercial terms upon their expiration. However, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor. Alternatively, if we are able to renew these licenses, we cannot assure you that they will be renewed on the same terms as currently exist. Any termination of, or failure to extend or renew, these licenses could cause us to incur substantial liabilities and to suspend the services and processes that utilize these technologies.

We may be subject to intellectual property rights disputes which could materially adversely affect our business.

Our ability to compete successfully will depend, in part, on our ability to operate without infringing the proprietary rights of others. However, we may not be aware of the intellectual property rights of others or whether such rights conflict with our rights, or be familiar with the laws governing such rights in certain countries in which our products and services are or may be sold. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we may face more frequent patent and other intellectual property infringement claims brought by third parties.

In the event that any valid claim is made against us, we could be required to:

•	stop using certain processes or other intellectual property;

•	cease manufacturing, using, importing or selling infringing packages;

•	pay substantial damages;

•	develop non-infringing technologies; or

•	attempt to acquire licenses to use the infringed technology.

It is the nature of the semiconductor industry that, from time to time, we may receive communications alleging that we have infringed intellectual property rights of others. We may also, from time to time, receive from customers, requests for indemnification against pending or threatened infringement claims brought against such customers. We do not currently have any material third party allegations of or claims for indemnification against intellectual property infringement. However, we cannot assure you that the resolution of any future allegation or request for indemnification will not have a material adverse effect on our business or financial condition.

Although we may seek licenses from or enter into agreements with third parties covering the intellectual property that we are allegedly infringing, we cannot assure you that any such licenses could be obtained on acceptable terms, if at all. We may also have to commence lawsuits against companies who infringe our intellectual property rights. Such claims could result in substantial costs and diversion of our resources.

Should any of the disputes described above occur, our business, financial condition and results of operations could be materially adversely affected.

We are exposed to certain risks as a result of the significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings), through its wholly-owned subsidiary. Temasek Holdings’ interests may conflict with your interests.

Following a restructuring of the Temasek Holdings group of companies on December 31, 2004, Temasek Holdings acquired all of the shareholdings in Singapore Technologies Semiconductors Pte Ltd (STSPL) held by Temasek Holdings’ wholly-owned subsidiary, Singapore Technologies Pte Ltd. As of January 31, 2005, Temasek Holdings, through STSPL, beneficially owns approximately 36.69% of our outstanding ordinary shares. Temasek Holdings is the principal holding company through which the corporate investments of the Government of Singapore are held. As a result, Temasek Holdings will have significant influence over matters requiring the approval of our shareholders.

Matters that typically require the approval of our shareholders include, among other things:

•	the election of directors;

•	the merger or consolidation of our company with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.

The actions of Temasek and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which may be against the interests of holders of our ADSs and ordinary shares.

We may have conflicts of interest with our affiliates which may not be resolved in our favor.

In the past, a substantial portion of our financing, as well as certain amounts of our net revenues, came from our affiliates, and we paid a management fee to Singapore Technologies Pte Ltd (STPL) for certain services. We have certain contractual and other business relationships and may engage in material transactions with the Government of Singapore, companies within the Temasek Holdings group, including Chartered Semiconductor Manufacturing Ltd (Chartered), which is one of our key customers. Although all new material related party transactions generally will require the approval of the audit committee of our Board of Directors and in certain circumstances may also require separate approval of a majority of our Board of Directors, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, Temasek Holdings and their affiliates make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. For example, affiliates of Temasek Holdings have investments in United Test & Assembly Center Ltd, a Singapore-based provider of semiconductor packaging and testing services for semiconductor logic/application — specific integrated circuits (ASICs) and memory products. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any such conflicts of interest will be resolved in our favor.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could impact our business.

We depend on our key senior management to run our business. We do not maintain “key man” life insurance on any of our personnel. The loss of these persons could have a material adverse effect on our business, financial condition and results of operations, particularly if we are unable to find, relocate and integrate adequate replacements for any of these persons. Further, in order to develop or grow our business, we will require experienced technical, customer support, sales and management personnel and other skilled employees. We may be unable to attract or retain these persons. This could disrupt our operations or materially adversely affect the success of our business.

Investor confidence and the value of ADSs and ordinary shares may be adversely impacted if we or our independent registered public accounting firm are unable to provide adequate attestation over the adequacy of the internal control over our financial reporting as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. Management may not conclude that our internal control over our financial reporting is effective. Moreover, even if management does conclude that our internal control over our financial reporting is effective, if our independent registered public accounting firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact the market price of ADSs and ordinary shares.

We need a controlled environment for our operations and any prolonged inability to maintain a clean room environment may disrupt our operations and materially adversely affect our business.

Our packaging and testing operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our packaging or testing environment, our packaging or test equipment may become nonfunctional or the tested and packaged semiconductors may be defective. If we experience prolonged interruption in our operations due to problems in the clean room environment, this could have a material adverse effect on our business, financial condition and results of operations.

Liabilities and obligations under certain environmental laws and regulations could require us to spend additional funds and could adversely affect our financial condition and results of operations.

We are subject to a variety of environmental laws and regulations in the countries in which we have operations, including laws and regulations relating to the use, storage, discharge and disposal of hazardous materials and the chemical by-products of, and waste water discharges from, our packaging and testing processes. We may also be subject to liability under such laws and regulations for the investigation or cleanup of contamination caused by, or other damages associated with, the release of hazardous materials in connection with current or historical operations at our facilities or off-site locations. While we believe that we are currently in material compliance with such laws and regulations, failure to comply with such laws and regulations in the future could subject us to liabilities that may have an adverse effect on our financial condition and results of operations. While we believe that we do not face material liabilities associated with contamination conditions and that in some cases we have contractual indemnification agreements with predecessors relating to such conditions, should these predecessors become unable or unwilling to address these conditions, or should other yet unknown conditions be identified in the future that are not subject to such indemnification agreements, we could face environmental liabilities that may have an adverse effect on our financial condition and results of operations.

A fire or other calamity at one of our facilities could adversely affect us.

We conduct our packaging and testing operations at a limited number of facilities. Significant damage at any of these facilities as a result of a fire or other calamity would have a material adverse effect on our business, financial conditions and results of operations. Some of the processes that we utilize in our operations place us at risk of fire and other damage. For example, highly flammable gases are used in the preparation of wafers holding semiconductor devices for flip-chip packaging. While we maintain insurance policies covering losses, including losses due to fire, which we consider to be adequate, we cannot assure you that it would be sufficient to cover all of our potential losses. Our insurance policies cover our buildings, machinery and equipment.

Research and development investments may not yield profitable and commercially viable packages or test services and thus will not necessarily result in increases in revenues for us.

We invest significant resources in our research and development. However, research and development efforts may not yield commercially viable packages or test services. The qualification process for new packages and test services is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages or test services, a significant amount of time will have elapsed between our investment in new packages or test services and the receipt of any related revenues. In addition, from time to time, our customers have requested, and may request, research and development services relating to the development of packages and/or services. These customers generally do not, and may not, reimburse us for our research and development expenses if the developed package or service does not achieve expected levels of demand or utilization.

Significant fluctuations in exchange rates may affect our financial condition and results of operations.

Our financial statements are prepared in U.S. dollars. Our net revenues are generally denominated in U.S. dollars and operating expenses are generally incurred in U.S. dollars, Singapore dollars, Japanese yen, South Korean Won, Malaysian Ringgit, Chinese Renminbi and the New Taiwan dollar. Our capital expenditures are generally denominated in U.S. dollars, Singapore dollars, South Korean won, Japanese yen and other currencies. As a result, we are affected by significant fluctuations in foreign currency exchange rates among the U.S. dollar, the Singapore dollar, the Japanese yen and other currencies, including the South Korean Won, the Malaysian Ringgit, the Chinese Renminbi and the New Taiwan dollar.

Our ability to make further investments in our subsidiaries may be dependent on regulatory approvals.

Our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries, including, but not limited to, Winstek and our China subsidiaries, may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional equity investment by foreign entities in local corporations. We may not be able to obtain any such approval in the future in a timely manner or at all.

If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

The employees at our Icheon, South Korea facility are represented by the STATS ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is renewed every other year. ChipPAC entered into a new wage agreement with the union in July 2004, which was retroactive to May 1, 2004, and is effective through April 30, 2005. As of January 31, 2005, approximately 67.9% of our South Korean employees were represented by the STATS ChipPAC Korea Labor Union. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages.

Because a significant portion of Winstek’s business and operations, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services are located in Taiwan, a severe earthquake could severely disrupt their normal operation and adversely affect our earnings.

Taiwan is susceptible to earthquakes. For example, on March 31, 2002, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in central Taiwan. This earthquake damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. Our 54.5% owned subsidiary, Winstek, experienced no structural damage to its facilities and no damage to its machinery and equipment as a result of this earthquake. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquake. The production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and packaging services. If suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business, in particular Winstek’s business, and may have a material adverse effect on our financial condition and results of operations.

New laws and regulations, currency devaluation and political instability in countries in which we operate, particularly in South Korea, China, Malaysia and Taiwan could make it more difficult for us to operate successfully.

A significant portion of our unit shipments are sent out to and substantially all of our packaging and test facilities are located in Singapore, South Korea, China, Malaysia and Taiwan. In addition, we believe that the end markets for certain of our key customers are located in Asia. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the United States, particularly in these countries.

Furthermore, the following are some of the risks inherent in doing business internationally:

•	regulatory limitations imposed by foreign governments;

•	fluctuations in currency exchange rates;

•	political, military and terrorist risks;

•	disruptions or delays in shipments caused by customs brokers or government agencies;

•	unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences resulting from changes in tax laws.

If future operations are negatively affected by these changes, our sales or profits may suffer.

We could suffer adverse tax and other financial consequences if taxing authorities do not agree with our interpretation of applicable tax laws.

ChipPAC is our wholly-owned subsidiary. ChipPAC’s corporate structure and operations are based, in part, on interpretations of various tax laws, including withholding tax, and other relevant laws of applicable taxing jurisdictions. We cannot assure you that the taxing authorities will agree with our interpretations or that they will reach the same conclusions. For example, the South Korean National Tax Service (NTS) has informed ChipPAC that it has made an assessment of approximately KRW 18.7 billion (approximately $18.1 million) against ChipPAC relating to withholding tax that it asserts should have been collected on interest paid on a loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary. We believe that no withholding on the transaction in question is required under the prevailing tax treaty. We have appealed this assessment and believe that such assessment should be overturned. In the event that we are not successful with our appeal, we estimate that the maximum amount payable including potential interest and local surtax as at December 31, 2004 is estimated to be KRW 28.2 billion (approximately $27.2 million). However, our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or the anticipated benefits of ChipPAC’s corporate structure could be materially impaired. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contingencies.”

Failure to receive necessary governmental consents and approvals or the imposition of restrictions or conditions by governmental authorities may limit the expected benefits of the combination of STATS and ChipPAC.

Notwithstanding the successful completion of the combination of STATS and ChipPAC, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. The governmental authorities also may impose restrictions or conditions on the merger that may seriously harm the combined company. These conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger. We may not prevail, or may incur significant costs, in defending or settling any action under such antitrust laws.

ITEM 4. INFORMATION ON OUR COMPANY

A.	History and Development of Our Company

We were incorporated in Singapore as a limited liability company on October 31, 1994 and began operations in January 1995.

In February 2000, we completed our initial public offering. Our ordinary shares are listed on the Singapore Exchange Securities Trading Limited or SGX-ST (SGX-ST: STATSChP) and our ADSs are quoted on the Nasdaq National Market or Nasdaq (NASDAQ: STTS). Our registered office is at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore, and our telephone and facsimile numbers at that address is (65) 6824 7888 and (65) 6720 7829, respectively. Our principal executive offices are located at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,

Singapore 569059, Republic of Singapore. Our website address is: www.statschippac.com and our agent for service in the United States is the current Company Secretary of STATS ChipPAC, Inc., located at 47400 Kato Road, Fremont, CA 94538, United States of America; Telephone: (1 510) 979-8000; Facsimile: (1 510) 979-8001. We are headquartered in Singapore and our global operations are mainly carried out in Singapore, South Korea, China, Malaysia, Taiwan, United States, United Kingdom, the Netherlands and Japan.

On August 5, 2004, we completed our merger with ChipPAC a Delaware corporation, which resulted in ChipPAC becoming our wholly-owned subsidiary. In connection with the merger, we changed our name from ST Assembly Test Services Ltd to STATS ChipPAC Ltd. In the merger, former ChipPAC stockholders received 0.87 ADS for each share of ChipPAC Class A common stock owned by such stockholder. Each ADS represents the right to receive ten ordinary shares, par value S$0.25 per share, of our company. Following the consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of our total shares outstanding.

For information concerning the merger of our company with ChipPAC, see “Item 10. Additional Information — Material Contracts.”

B. Business Overview

We are a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:

•	Packaging services: for leaded, power and array packages designed to provide customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution and wafer bumping services. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.

We have a leadership position in providing advanced packages, such as stacked die, System-in-Package (SiP) and flip-chip, as well as ball grid array packages (BGA) and chip scale packages (CSP). We are a leader in high-volume assembly, test and distribution of discrete and analog power packages.

We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. We have strong expertise in testing a wide range of high-performance digital devices.

We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their needs. Our merger with ChipPAC, which significantly broadened our capabilities in both packaging and test services, enabled us to take advantage of the customer bases of the formerly separate businesses in order to promote and sell the products and services to an enlarged customer base of the combined company.

We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan (through our 54.5% owned subsidiary, Winstek). We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in Singapore, South Korea, China, Malaysia, Taiwan, the United States, the United Kingdom, the Netherlands and Japan. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

Our Industry

Semiconductors are critical components used in an increasingly wide variety of applications such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As the performance of electronic systems has improved and their size and cost have decreased, the use of semiconductors in these applications has grown significantly.

The semiconductor industry is highly cyclical mainly due to the cyclicality of demand in the markets of the products that use semiconductors. This is significantly exacerbated by the capital intensive nature of the semiconductor industry and the time required to set up new capacity that results in periods of high capacity utilization when demand is robust, followed by periods of underutilization and accelerated price erosion when new capacities are commissioned and demand growth slows.

Historically, IDMs conducted most of the semiconductor manufacturing process in their own facilities, outsourcing only the lower-technology aspects of the process and keeping advanced or proprietary technology in-house.

Fabless semiconductor companies, which concentrated their efforts and resources on the design, marketing and sale of semiconductors, emerged in the mid-1980s. Fabless companies outsource virtually every step of the production process — fabrication, packaging and testing — to independent companies, allowing them to utilize the latest production, packaging and test technologies without committing significant amounts of capital and other resources to manufacturing.

The demand for quick delivery to market of increasingly smaller semiconductors with greater functionality, which may be used in a wide array of electronic applications, has led to increased requirements for technical expertise and capital spending in the semiconductor production process. In addition to fabless companies, IDMs outsource packaging and test requirements as a means of obtaining cost-effective access to backend state-of-the-art technology, and a faster time to market.

Historically, outsourced semiconductor manufacturing services have grown faster than the semiconductor market as a whole. We believe that the reduced investments in packaging and test capacity by semiconductor manufacturers in the past two years will better position outsource providers to capture a greater percentage of future volume levels.

Beginning in the fourth quarter of the calendar year 2000, the industry experienced a downturn which continued through 2001 and 2002. This downturn had a significant adverse impact on our sales and financial performance, as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started a modest recovery in late 2002 and continued its recovery momentum throughout 2003 and the first half of 2004. In late 2004, however, we experienced a softening of our business as our customers corrected their excess inventory positions. Industry outlook for 2005 published by recognized industry research analysts and associations are highly mixed, with some projecting growth rates of up to 5% and others projecting declines of up to 5%.

Semiconductor Manufacturing Process

The production of a semiconductor is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The production process can be broadly divided into three primary stages:

•	wafer fabrication, including wafer probe;

•	assembly of bare semiconductors, or die, into finished semiconductors (referred to as “assembly” or “packaging”); and

•	final testing of assembled semiconductors.

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

Assembly. The assembly process packages the semiconductor to protect it, facilitate its integration into electronic systems and enable the dissipation of heat. In the assembly process, the wafer is diced into individual dies that are then attached to a substrate with an epoxy adhesive. Typically leads on the substrate are then connected by extremely fine gold wires to the input/output (I/O) terminals on the die through the use of automated equipment known as “wire bonders.” Finally, each die is encapsulated in a molding compound, thus forming the package.

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

Our Strengths and Strategy

Our goal is to strengthen our position as a leading global provider of a full range of semiconductor packaging and test services. The key elements of our strengths and strategy include the following:

Leverage our broad portfolio of packaging and test services to provide full turnkey solutions. We offer one of the broadest portfolios of comprehensive end-to-end packaging and test services in the semiconductor industry. Increasingly, our customers are looking for supply chain semiconductor manufacturing solutions from value-added design to packaging, test and delivery to their designated locations. We intend to leverage our strong packaging and test capabilities to provide a full turnkey solution consisting of integrated packaging, testing and direct shipment to end customers. We believe that the scale and scope of our technical capabilities and global reach will enable us to provide our customers with seamless cost-effective solutions that will simplify their supply chain management.

Leverage our established presence in the major hubs of wafer fabrication. We have manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States. We intend to leverage our strategic proximity to the major hubs of wafer fabrication to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

Capitalize on our research and development capabilities to drive accelerated growth. We have over 200 employees in our research and development department which focuses on developing advanced technologies to meet our customers’ needs. We believe this will enable us to capture potential opportunities and accelerate our growth.

Continue to cultivate our strong customer relationships. We have a broad and diversified customer base that includes most of the world’s leading semiconductor companies across the fast-growing communications, computing and power markets. No single customer accounted for more than 25% of the combined company’s net revenues for 2004. We seek to strengthen these relationships and build new relationships by providing our customers with an integrated supply chain solution.

Continue to focus on high-quality customer service. Our customers demand increasingly high levels of service. Our close interactions with our customers enable us to better anticipate and meet their requirements on a timely basis. We focus on developing and delivering to our customers semiconductor designs that are developed, packaged, tested and delivered on time and as specified to any of their global locations. Our flexible manufacturing model allows us to better address periodic, product-specific capacity constraints that negatively affect smaller players. We have implemented information technology platforms to enable the seamless integration of our customers’ systems into ours, to enable them to obtain real-time information on their works in progress and thereby facilitate their production planning processes. We believe that offering high-quality customer service is critical to attracting and retaining leading semiconductor companies as our customers. We intend to continue to foster a service-oriented and customer-focused environment.

Leverage our financial position. Our financial strength provides us with robust financial resources and flexibility to invest in customers’ anticipated needs and withstand the downturns of industry cycles. We intend to leverage our financial position to continue to make prudent investments in research and development efforts even through downturns in the semiconductor industry and be better positioned to take advantage of potential opportunities right at the start of an upturn cycle.

Our Services

We offer semiconductor packaging and test services to the semiconductor industry for applications in communications, computing, consumer, automotive and industrial end markets. We offer full backend turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. Pro forma for the merger, for the year ended December 31, 2004, 68.2% of our net revenues were from packaging services and 31.8%, of our net revenues were from test and other services.

The following table sets forth, for the periods indicated, the percentage of net revenues by packaging product group and testing and other services for STATS and for the combined company on a pro forma basis. Our historical data for the year ended December 31, 2004 includes the data for ChipPAC from August 5, 2004.

				STATS ChipPAC
		STATS Historical		Pro Forma	Historical	Pro Forma
		Year Ended		Year Ended	Year Ended	Year Ended
	December 31,			December 31,	December 31,	December 31,
	2001	2002	2003	2003	2004	2004
Packaging — array	12.1%	14.8%	20.6%	40.9%	40.6%	47.2%
Packaging — leaded	41.7	34.0	26.9	27.1	20.9	21.0
Test and other services	46.2	51.2	52.5	32.0	38.5	31.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Packaging Services

We offer a broad range of leaded, power and advanced array packages designed to provide customers with a full range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. Packaging serves to protect the die and facilitate electrical connection and heat dissipation. As part of customer support on packaging services, we also offer complete package design, electrical and thermal simulation, measurement and design of lead-frames and substrates. Our two key types of packaging services, lead-frame and array, contributed approximately 21.0% and 47.2%, respectively, of our pro forma net revenues for the year ended December 31, 2004.

Leaded Packaging. “Leaded” or “lead-frame” package is the most widely used package type and is used in almost every electronic application, including automobiles, household appliances, desktop and notebook computers and telecommunications. Leaded packages have been in existence since semiconductors were first produced and are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. With leaded packages, the die is attached to a lead-frame (a flat lattice of leads) and very fine gold wires are bonded (welded) to the chip and then welded to the leads to provide the interconnect. The chip is then encapsulated in plastic to form a package, with the ends of the lead-frame leads protruding from the edges of the package to enable connection to a printed circuit board. Specific packaging customization and improvements are continually being engineered to improve electrical and thermal performance, shrink package sizes and enable multi-chip capability.

Standard Lead-frame Packages. Our standard lead-frame packages are used in a variety of applications, including mobile phones, notebook computers and networking systems. We focus on high-performance, thin profile and near chip scale lead-frame packages.

The following table summarizes our standard lead-frame packages:

Number
Package Format	of Leads	Description	Typical Applications
Plastic Dual In-line Package (PDIP)	8-40	Lead-frame package of low pin count with two-side leads and plated-through-hole (PTH) technology	Automotive electronics, power management, audio and remote control

Small Outline Integrated Circuit (SOIC)	8-32	Lead-frame package of low pin count with two-side leads, and a surface mount technology (SMT) designed for logic, linear, digital and read-only-memory devices	Automotive electronics, power management, audio and remote control

Plastic Leaded Chip Carrier (PLCC)	20-84	Traditional lead-frame package designed for applications that do not have space constraints and do not require a high number of interconnects	Personal computer (PC), access equipment and multimedia

Number
Package Format	of Leads	Description	Typical Applications
Micro Small outline Package (MSOP)	8-10	Lead-frame package of very low pin count with thickness below 1.0mm designed for logic, analog and mixed-signal devices such as analog and operation amplifiers, controllers and drivers, logic, memory and radio frequency (RF)/ wireless devices	Mobile phone, mass storage, multimedia and PDA

Shrink Small Outline Package (SSOP)	36-56	Traditional lead-frame package designed for logic, analog and mixed-signal devices such as Flash, SRAM, EPROM, EEPROM and DRAM	PC, mass storage and multimedia

Thin Shrink Small Outline Package (TSSOP)	8-56	Traditional lead-frame package with thickness below 1.0mm designed for logic, analog and mixed-signal devices such as Flash, SRAM, EPROM, EEPROM and DRAM	Mobile phone, mass storage, multimedia and PDA

Thin Small Outline Package (TSOP)	28-56	Traditional lead-frame package with two-side leads, and a SMT designed for memory, RF/wireless, logic, linear and automotive devices	PC, portable electronics, networking equipment and automotive electronics

Thin Quad Flat Package (TQFP)	32-128	Advanced QFP with thickness of 1.0mm for use in low profile, space constrained applications	Mobile phone, mass storage and multimedia

Low Quad Flat Package (LQFP)	32-208	Advanced QFP with thickness of 1.4mm for use in low profile, space constrained applications	Mobile phone, mass storage and multimedia

Metric Quad Flat Package (MQFP)	44-240	Traditional QFP designed for application-specific integrated circuits (ASICs), field programmable gate arrays (FPGAs) and digital signal processors (DSPs)	Access/LAN equipment, multimedia and mass storage

Enhanced Lead-frame Packages. Our enhanced lead-frame packages are similar in design to our standard lead-frame packages but are generally thinner and smaller and have advanced thermal and electrical characteristics which are necessary for many of the leading-edge semiconductors designed for communications applications.

We believe we are a leader in offering chip stack technology that provides the flexibility of stacking up to seven dies in a single package to improve package performance and functionality while reducing overall package size and cost. These solutions provide us with a significant competitive advantage when servicing clients who need to reduce the form factor of their devices while increasing product functionality, for instance in mobile handheld and phone applications.

The following table summarizes our enhanced lead-frame packages:

Number
Package Format	of Leads	Description	Typical Applications
Quad Leadless Package (QLPp)	8-68	Lead-frame based near chip scale	Mobile phone, PDA, GPS

Bumped Chip Carrier (BCC)	16-84	Lead-frame based near chip scale	Mobile phone, PDA, GPS

Lead-frame CSP (LFCSPs)	8-64	Lead-frame based near chip scale	Mobile phone, PDA, GPS

Exposed Pad Low Quad Flat Package (LQFP-ep)	48-216	Thermally enhanced QFP with 30% greater thermal dissipation than MQFP	Access/WAN/LAN equipment and PC/graphics, HDD

Exposed Pad Thin Quad Flat Package (TQFP-ep)	32-100	Thermally enhanced TQFP with 30% greater thermal dissipation than TQFP	Access/WAN/LAN equipment, PC/graphics, HDD, PDA, GPS and mobile phone

Exposed Drop-in Heat Sink Quad Flat Package (MQFP-ed)	128-240	Thermally enhanced QFP with 60% greater thermal dissipation than MQFP	Access/WAN/LAN equipment and PC/graphics

Drop-in Heat Sink Quad Flat Package (MQFP-d)	64-208	Thermally enhanced QFP with 30% greater thermal dissipation than MQFP	Access/WAN/LAN equipment and PC/graphics

Number
Package Format	of Leads	Description	Typical Applications
Exposed Pad Thin Shrink Small Outline Package (TSSOP-ep)	16-38	Thermally enhanced TSSOP with 30% greater thermal dissipation than TSSOP	Mobile phone, mass storage multimedia and PDA

Stacked Die Quad Flat Package (LQFP-SD)	32-208	Compact multiple die designed for space constrained applications	Mobile phone, PDA, GPS, disk drive and multimedia

Stacked Die Exposed Pad Low Quad Flat Package (LQFP-ep-SD)	32-216	Thermally enhanced LQFP-SD designed for space constrained applications with thickness of 1.4mm and greater thermal dissipation than LQFP-SD	PC, mobile phone, PDA, GPS, disk drive, MP3, pagers and consumer electronics

Stacked Die Exposed Pad Thin Quad Flat Package (TQFP-ep-SD)	32-100	Thermally enhanced with multiple die TQFP designed for space constrained applications with thickness of 1.0mm and greater thermal dissipation than LQFP-SD	PC, mobile phone, PDA, GPS, disk drive, MP3 and consumer electronics

Power Packaging. Power semiconductors are used in a variety of end-markets, including telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. These end markets increasingly depend upon power regulation and control in the trend toward smaller devices and longer operating times. Packaging manufacturers are left to contend with shrinking chip geometries owing to continued emphasis upon greater mobility and portability. Power semiconductors typically involve higher current and voltage levels than memory, logic and microprocessor devices. The high current involved in switching high voltages on and off and the phase control of AC signals result in considerable power dissipated internally that produces heat. Thus our power packages are designed in such a way as to conduct the resultant heat away from the chip as power is dissipated, preventing the power device from being destroyed.

Power package assembly is somewhat different from assembly of non-power integrated circuit as it employs special solder die attach and heavy aluminum wire bonding machines. Higher current levels of power semiconductors likewise require larger diameter aluminum and gold wire than non-power integrated circuits to carry the load. Our facility in Malaysia maintains a vast array of these special machines needed for power semiconductor assembly and test. With a current capacity of over 12.25 million units per week, we believe we are the industry leader in power package assembly supporting a number of the world’s major power semiconductor manufacturers, whose products are designed and used in power supplies, battery chargers, ignition modules, voltage regulators, motor controllers, ignition controllers and power management devices.

Array Packaging. Array substrate based packaging represents one of the fastest growing areas in the semiconductor packaging industry and is used primarily in computing platforms, networking, hand-held consumer products, wireless communications devices, personal digital assistants, video cameras, home electronic devices such as DVDs and home video game machines.

Benefits of array packaging over leaded packaging include:

•	smaller size;

•	greater pin count, or number of connections to the printed circuit board;

•	greater reliability;

•	higher power dissipation;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

BGA technology was first introduced as a solution to problems associated with the increasingly high lead counts required for advanced semiconductors used in applications such as portable computers and wireless telecommunications. As the number of leads surrounding the integrated circuit increased, high lead count packages experienced significant electrical shorting problems. The BGA technology solved this problem by effectively creating leads on the bottom surface of the package in the form of small bumps or solder balls. In a typical BGA, the semiconductor die is placed on top of a plastic or tape laminate substrate rather than a lead-frame. The die is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of solder balls that connect the packaged device to a printed circuit board. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual balls. For the highest lead count devices, the BGA format can be manufactured less expensively and requires less delicate handling.

Our BGA are typically used in semiconductors that require enhanced performance, including DSPs, microprocessors and microcontrollers, ASICs, FPGAs, memory and PC chipsets. Our BGA typically have between 16 and 900 balls.

Several of these packages have been developed as CSPs. The emphasis of these packages is on low profile, small footprint and lightweight characteristics. These are ideal for medium pin-count applications which require dense arrays in very small package sizes such as hand-held wireless equipment, mobile base stations and digital photography.

We supply our customers with substantially the entire family of BGA packaging services offered in the marketplace today, including:

•	Standard BGA. Standard BGA packaging has a grid array of balls on the underside of the integrated circuit, and is used in high-performance applications, like PC chipsets, graphic controllers and DSPs. A BGA generally has greater than 100 pins.

•	Chip-Scale. Chip-scale packaging includes all packages where the package is less than 1.2 times the size of the silicon die. Chip-scale BGA is a substrate (laminate or tape)-based package that is designed for memory devices and other medium pin count semiconductors and requires dense ball arrays in very small package sizes, like wireless telephones and personal digital assistants, video cameras, digital cameras and pagers.

•	System-in-Package. SiP is a family of chip-scale-packages that contain several semiconductor dies along with passive components such as resistors, capacitors and inductors in one package. Dies can be either stacked on top of each other or side by side. This technology allows greater functionality in the same package footprint and thickness without significant cost increase. These packages are used in wireless handsets, consumer products and mobile computing applications.

•	Flip-Chip BGA. Flip-chip BGA packaging, in which the silicon die is directly attached to the substrate using gold or solder bumps instead of wire bonds, provides the most dense interconnect with the highest electrical and thermal performance. Flip-chip BGA technology is used in a wide array of applications ranging from consumer products to highly sophisticated ASICs, PC chipsets, graphics and memory packages.

While we believe that flip-chip BGA represents the next generation of BGA packaging technology, we believe that standard BGA and chip-scale BGA packaging will experience long life cycles as have many of our leaded packaging solutions.

Our array packages (including CSPs) are described below:

Number
Package Format	of Balls	Description	Typical Applications
Flip-Chip Low Profile Fine Pitch BGA (fcLFBGA)	49-144	CSP BGA with Flip-Chip/bump interconnect, instead of wire bonding	Mobile phone, WAN/LAN equipment

Flip-Chip BGA (fcBGA)	225-1152	BGA with Flip-Chip/bump interconnect instead of wire bonding	DSP, ASIC, FPGA

Tape based Very Thin Fine Pitch BGA (VFBGA-T)	81-169	Thin CSP BGA (<1.0mm) characterized by flex-tape substrate for high density circuits	Mobile phone, PDA and multimedia

Stacked Die Low Profile Fine Pitch BGA (LFBGA-SD)	72-409	Compact multiple die designed for space sensitive applications. Capability to stack up to seven dies in one package	Mobile phone, PDA and multimedia

Tape Enhanced Plastic base BGA (TBGA)	208-792	BGA characterized by a flex-tape substrate mounted on a copper heatspreader. This package has a high thermal performance	WAN/LAN equipment and base station

Enhanced BGA (EBGA)	159-1140	High pin count, thermally enhanced BGA suitable for high power applications which utilize heat sinks for thermal dissipation	WAN/LAN equipment and base station

Number
Package Format	of Balls	Description	Typical Applications
Low Profile Fine Pitch BGA (LFBGA)	16-450	Smaller and thinner BGA designed for applications which are space constrained and require electrical performance	Mobile phone, PDA, GPS and multimedia

Plastic Ball Grid Array (PBGA)	169-1152	Electrically enhanced BGA package designed for high I/O replacement	Access/LAN equipment, PC/graphics and base station

Thin Fine Pitch BGA (TFBGA)	41-280	CSP BGA characterized by a thin core laminate substrate	Mobile phone, PDA and multimedia

Exposed Drop-in Heat Spreader Plastic BGA (PBGA-H)	208-841	Thermally Enhanced PBGA with 20% greater thermal dissipation than PBGA	Access/LAN/PC/graphics and base station equipment

Multi Chip Module Plastic BGA (PBGA-MC)	80-600	BGA integrated with two or more multiple die within a PBGA	Access/LAN/PC/graphics and base station equipment

In response to ongoing government regulation and the industry trend towards environmentally friendly products, our packaging operations introduced a “green” molding compound and set up a dedicated lead-free pure tin plating machine for leadframe based products since 2001.

In June 2004, we announced the offering of lead-free and “green” material options for our entire package portfolio. These lead-free and “green” packages are qualified with enhanced moisture sensitivity level to withstand the higher reflow temperature at board packaging that is required for lead-free solders, complying with current Joint Electron Device Engineering Council and Japan Electronics & Information Technology Industries Association standards for lead-free reflow profile with a peak temperature of 260 degrees Celsius. Our green initiative is developed in accordance with a number of international standards including the European Commission’s Directive on Waste from Electrical and Electronic Equipment and Restriction on Hazardous Substances.

In response to industry trends toward fine line and space wafer fabrication technology, we have improved our fine pitch wire bonding capability to handle up to 40 micron in-line bond pad pitch and 50/25 micron staggered bond pitch. We have also established complete handling and packaging processes for gallium arsenide (GaAs) semiconductors.

Wafer Process Services. In 2003, we introduced Flex-On-Cap (FOC) wafer bumping services, with and without redistribution layers (RDL) for 6 inch and 8 inch wafers as part of our efforts to be a total turnkey packaging and test solutions provider for high-end products, including products requiring wafer bumping, probe and flip-chip packaging and test solutions.

Test Services

We provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and radio frequency devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have capitalized on this trend by enhancing our test service capabilities. Proforma for the merger, our test revenue increased 32.5% from $259.4 million in the year ended December 31, 2003 to $343.8 million in the year ended December 31, 2004.

We offer wafer probe and final testing on many different platforms, covering the major test platforms in the industry. Wafer probe is the step immediately prior to the packaging of semiconductors and involves electrical testing of the processed wafer for defects. Wafer probe services require similar expertise and testing equipment to that used in final testing. We probe wafers at either ambient or elevated temperature in accordance with our customer’s test requirement. Wafers are probed either as bumped or un-bumped wafers. For bumped wafers, we can probe both peripheral or array bumped wafers. We believe this wafer probe capability is very important to customers who require known-good-die for flip-chip packaging.

Final testing involves using sophisticated test equipment and device-specific software programs to electrically test a number of attributes of packaged semiconductors for functionality and performance in accordance with a test plan or test list. The test plan or test list varies from device to device and customer to customer. For final testing, we have either gravity feed handlers or pick-and-place handlers. We also offer strip testing for mixed-signal and RF applications. We believe strip testing offers some advantages over the conventional method, including allowing large numbers of devices to be tested at the same time, improved first pass yield, a more effective and efficient handling of smaller form factor devices and increased overall throughput.

In order to test the capability of a semiconductor device, our customers generally will provide us with their proprietary test programs and specify the test equipment to run those programs. Our customers at times may consign their test equipment to us. Alternatively, our customers may engage us to develop the test program and test hardware required to test their device. The devices to be tested are placed into a socket-custom load board by an automated handling system, which is connected to the test equipment, which then tests the devices using software programs developed and supplied by our customers or by us. The cost of any specific test and the time required to conduct it, ranging from a few milliseconds to several seconds, varies depending on the complexity of the semiconductor device and the customer’s test program.

We have invested in state-of-the-art testing equipment that allows us to test a broad variety of semiconductors, especially the more complex testing of mixed-signal and high-performance digital devices.

Mixed-signal Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable modem set-top boxes; and for wireless telecommunications products such as cellular phones, base stations, WLAN and Bluetooth(TM) devices, personal computer and consumer applications. Bluetooth(TM) is a technology that enables short range wireless communication between different electronic appliances. We are a member of the Bluetooth(TM) Special Interest Group. We also test mixed-signal semiconductors for computer and consumer components including audio devices, CD-ROM, hard disk drive controllers, DVD players and game consoles.

Digital Testing. We test a variety of digital semiconductors, including high-performance semiconductors used in PCs, disk drives, modems and networking systems. Specific digital semiconductors tested include DSPs, FPGAs, microcontrollers, central processing units, bus interfaces, digital ASICs and application specific standard products.

Memory Testing. We provide wafer probe services covering a limited type of memory devices including static and non-volatile memories.

Test-Related Services. We offer a variety of other value-added test-related services, including:

•	Burn-in process support. Burn-in is the process of electrically stressing semiconductors, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal semiconductors. During burn-in process support, we perform an analysis of burn-in rejects in order to determine the cause of failure.

•	Reliability testing. Reliability testing is the process of testing a semiconductor to evaluate its life span. It is performed on a sample of devices that have passed final testing.

•	Thermal and electrical characterization. Thermal and electrical characterization is the process of testing a semiconductor for performance consistency under thermal and electrical stress.

•	Dry pack. Dry pack is the process of baking the semiconductors in order to prevent the failure of any semiconductors due to exposure to moisture during shipping. We “dry pack” many of our packaged integrated circuits in specially sealed, environmentally secure containers.

Tape and reel. Many electronic assembly lines utilize “tape and reel” methods in which semiconductors are placed into a pocket tape to enable faster attachment to the printed circuit board. We offer a service in which we ship packaged and tested devices on a tape and reel mechanism, in a tray or in a tube in accordance with our customer’s post-test requirements.

Pre-production and Post-production Services

We have developed and enhanced our pre-production and post-production services to provide a total solution for our customers. Our pre-production services for packaging include package development, and for testing include software and hardware development. In 2001, we established STATS ChipPAC Test Services, Inc. (formerly STATS FastRamp Test Services, Inc.), which provides an extended range of pre-production volume testing services. We also provide post-production drop shipment services for our customers.

Package Development. Our package development group interacts with customers early in the design process to optimize package design and manufacturability including through selection, design and development of the appropriate package, lead-frame or substrate for that device by simulating the semiconductor’s performance and end-use environment. For each project, our engineers create a design strategy in consultation with each customer to address the customer’s requirements, package attributes, design guidelines and previous experience with similar products. After a design is finished, we provide quick-turn prototype services. By offering package design and prototype services, we can reduce our customer’s development costs, accelerate time-to-volume production and ensure that new designs can be properly packaged at a reasonable cost. We offer these services at our facilities in Singapore, South Korea, China, Malaysia and the United States.

Test Software and Hardware Development. We work closely with our customers to provide sophisticated software engineering services, including test program development, platform conversion, multi-site conversion, test optimization and strip testing implementation. Generally, testing requires customized software to be developed for each particular semiconductor device. Software is typically provided by the customer. We also provide test development services where we will develop a total test solution for the customer. The test development process is divided into five phases. We will first create a test plan based on the customer’s specifications. Once the test plan is approved by the customer, we create the engineer designs and develop the layout for the test fixtures, generate the check-plot for the customer and, upon the customer’s approval, proceed to hardware fabrication. In conjunction with hardware fabrication, we develop the test program and convert all simulation vectors to the desired tester format. Once the test program is developed, we debug the program, the hardware and the device. We then correlate the software and hardware with the bench data provided by the customer. Thereafter, we perform device characterization to enable our customer to understand the device performance over different voltage and temperature ranges. This enables the customer to determine the optimum conditions for their device performance and also to achieve optimum test yield.

In some cases, test program and hardware provided by the customer may be converted by us for use on one or more of our tester platforms. Once a test program has been converted, we correlate the test software and hardware using the correlation units or devices provided by the customer. Upon the customer’s approval of the results of the correlation of the test software and hardware, actual production testing begins. On an on-going basis, a dedicated group of our product engineers will then assist our customers in collecting and analyzing the test results and develop engineering solutions to improve their test robustness and production efficiency. We offer these services at our facility in Singapore.

STATS ChipPAC Test Services, Inc.

In October 2001, we established our wholly-owned subsidiary, STATS ChipPAC Test Services, Inc. in Milpitas, California, which is in Silicon Valley, to deliver an extended range of high-end pre-production test services to new and existing customers. STATS ChipPAC Test Services, Inc. commenced operations in January 2002, providing test hardware and software development, pre-production volume testing services, tester rentals and a unique customer-to-lab-to-factory relay for fast production offloads and capacity coordination. At our customers’ request, certain finished and piloted test programs are then transferred to our facility in Singapore for full production.

As STATS ChipPAC Test Services, Inc. offers a similarly configured and substantial range of tester platforms, handlers, probers, interface hardware and manufacturing processes as our Singapore facility, this transfer is relatively seamless. In December 2002, STATS ChipPAC Test Services, Inc. acquired the San Diego test facility from Conexant Systems Inc. for cash and in connection with the acquisition, assumed certain liabilities associated with the San Diego facility. STATS ChipPAC Test Services, Inc. began operations immediately in the San Diego facility and offers the same range of high-end preproduction test services that are offered in its facilities in Silicon Valley.

Warehousing and Drop Shipment Services. In order to enable semiconductor companies to improve their time-to-market and reduce supply chain and handling costs, we offer warehousing and drop shipment services in which we ship packaged semiconductor devices directly to our customers’ end-customers. We either directly bill our customers for the cost of drop shipment or incorporate this into the price of our services.

Research and Development

Our research and development efforts are focused on developing new packages, design, assembly and test services and technologies required by our existing customers and that are necessary to attract new customers. We have invested considerable resources and we are among the leaders in new product and technology development. STATS spent approximately $18.9 million in 2002 and $15.3 million in 2003 on research and development and ChipPAC spent approximately $10.1 million in 2002 and $11.7 million in 2003. Our expenditure for research and development for 2004 is $17.6 million. As of January 31, 2005, we employed over 220 dedicated professionals for packaging and test development. We consider this a core element of our total service offering and expect to continue to invest significant resources in research and development.

Packaging Services. We have established a dedicated group of engineers whose primary focus is the development and improvement of materials and process technology as well as development of new and advanced packages. We work closely with our existing customers to better understand their immediate and future packaging needs. As a result, we focus our packaging research and development efforts in part on developing packages tailored to their individual requirements. Our web-based proprietary design and performance characterization provides the shortest time-to-market with predictable performance. These efforts take place at our package design development centers located in Singapore, South Korea, Malaysia and the United States.

We have a number of advanced packages under development to support our customers’ needs for high-performance packages. Our development roadmap includes flip-chip technology and comprises build-up substrate, wafer bumping and passive integration technology components. Flip-chip technology can be used in both low pin count as well as high pin count packages and is particularly suitable for devices that require more than 1,000 interconnects in a relatively small die. Build-up substrates deliver even higher interconnect density without compromising thermal and electrical performance. We believe flip-chip packages will find increasing application in high-end communications equipment such as switches and routers as well as high-end PCs. Furthermore, we have built capabilities to provide SiP solutions for the radio frequency, wireless and cellular markets.

We also have next generation CSPs both under development and in qualification which incorporate lead-frame, laminate and tape technologies, along with multiple die stacking capabilities. The emphasis in the development of such packages is the integration of more silicon chips in the same low-profile, small footprint and light weight package. This requires development of many enabling technologies in order to thin and stack dies in very low profile packages. We continually seek to develop and improve stacked die, stacked packages or three-dimensional packages such as Package-in-Package (PiP) and Package-on-Package (PoP) to meet customer needs. These packages are used particularly in hand-held wireless communications equipment and are extremely useful for all hand-held devices including mobile phones, PDA, base station modems, base-band circuits and memories. We continue to develop total SiP solutions to meet market demand for next generation devices with higher levels of integration, increased functionality and compact sizes.

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

During the past two years, we developed and introduced a number of new packages, including:

•	Land Grid Array (LGA);

•	System-in-Package LFBGA (LFBGA-SiP);

•	System-in-Package LGA (LGA-SiP);

•	Flip-Chip BGA with Buildup Substrate and Heat Sink (fcBGA-H);

•	Lead free Flip-Chip Land Grid Array (fcLGA);

•	Wafer Level CSP (WLCSP);

•	Thin Quad Leadless Package (UQLPp);

•	Chip Scale Module Package (LFBGA-CSMP, fcLGA-CSMP);

•	Low profile, Fine pitch BGA with Heatspreader (LFBGA-H);

•	Redistributed wafer bumping (RDL);

•	Dual Row Leadframe CSP (LFCSP-dr);

•	0.4mm Leadframe CSP;

•	Dual Row Quad Leadless Package (QLPp-dr);

•	Molded multi-die chip scale package family with the following chip-stack combinations in package profile thickness ranging from 0.8 to 1.4mm (LF/TF/VFBGA):

—	Two-chip stack, same chip size;

—	Three-chip stack, “pyramid stack”;

—	Three-chip stack with the two chip same size;

—	Four-chip stack, “pyramid stack”;

—	Four-chip stack with two chips same size;

—	Five-chip stack, “pyramid stack”;

—	Five-chip stack with three chips same size;

—	Six-chip stack, “pyramid stack”;

—	Six-chip stack with three chips same size; and

—	Seven-chip stack with four chips same size;

•	Lead-frame chip scale package (LFCSP(TM));

•	Bumped Chip Carrier package family (BCC, BCC+, BCC++);

•	“Gigabit-Green-Gold-to-Gold” flip chip interconnection package family of CSPs and BGAs (G4(TM));

•	Higher thermal performance PBGA with embedded heatslug (PBG-H);

•	Thermally enhanced ball grid array family with integrated passive components (PBGA-H-SiP);

•	Flip-Chip Multi Package Module family module (fcBGA-MP);

•	Flip-Chip BGA with High Lead bumping (fcBGA-Hi Lead);

•	Enhanced BGA with Multi Cavity (EBGA-MC);

•	Flip-Chip on lead-frame substrate (fcLFCSPs);

•	Package-in-Package (PiP) stacking — LFBGA-PiP; and

•	Package-on-Package (PoP) — LFBGA-PoP.

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

Customers

Our customers include some of the largest semiconductor companies in the world. Since the beginning of 2003, each of STATS and ChipPAC has been seeking to diversify and broaden their respective customer bases. STATS’ ten largest customers accounted for 79.8% and 78.8% of its net revenues in 2002 and 2003, respectively. ChipPAC’s ten largest customers accounted for 88.6% and 79.1% of its net revenues in 2002 and 2003, respectively with year ended December 31, 2004, proforma for the merger, our ten largest customer represented 67.0% of our revenues. In 2004, our two largest customers, Analog Devices, Inc. and Broadcom Corporation each represented in excess of 10% of our net revenues and in the aggregate represented 31.7% of our net revenues. As a result of the merger, we expect that we will enjoy a well-diversified and broad customer base. We anticipate that customer concentration will decrease as our business grows with an increase in engagements from a large number of customers comprising our existing customer base and the addition of new customers with whom we have already become qualified or with whom we are currently undergoing qualification.

The following table sets forth, for the periods indicated, the percentage of net revenues derived from packaging and test of semiconductors used in communications, personal computers and other applications for STATS and for the combined company on a pro forma basis. Our historical data for the year ended December 31, 2004 includes the data for ChipPAC from August 5, 2004.

				STATS ChipPAC
		STATS Historical		Pro Forma	Historical	Pro Forma
		Year Ended		Year Ended	Year Ended	Year Ended
	December 31,			December 31,	December 31,	December 31,
	2001	2002	2003	2003	2004	2004
Communications	61.3%	53.4%	58.3%	50.2%	60.1%	57.9%
Personal computers	34.9	31.2	29.9	23.6	22.8	21.1
Consumer and others	3.8	15.4	11.8	26.2	17.1	21.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Our customers are located around the world, but are principally headquartered in the United States of America. We report geographic distribution of revenue based on the location of our customers’ headquarters which is not indicative of shipment destination or end market for our services. The following table details, for the periods indicated, the percentage of net revenues received from the United States, Europe and Asia by STATS and by the combined company on a pro forma basis. Our historical data for the year ended December 31, 2004 includes the data for ChipPAC from August 5, 2004.

				STATS ChipPAC
		STATS Historical		Pro Forma	Historical	Pro Forma
		Year Ended		Year Ended	Year Ended	Year Ended
	December 31,			December 31,	December 31,	December 31,
	2001	2002	2003	2003	2004	2004
United States of America	78.4%	80.8%	81.3%	83.7%	77.2%	77.4%
Europe	13.0	6.2	4.7	3.3	4.6	4.3
Asia	8.6	13.0	14.0	13.0	18.2	18.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In general, we believe the factors that our customers take into account in choosing their packaging and test service providers include the ability of the provider to provide packaging and test services for a wide range of semiconductor devices and the close proximity of the packaging and test house to their wafer fabrication plant. Close proximity between the wafer foundry and the packaging and test house enhances overall communication, simplifies supply chain logistics and results in increased yield.

Semiconductor companies require packaging and test service providers to undergo a qualification process before selecting them as their packager or tester. The qualification process for a packaging service company is a lengthy and rigorous process that typically takes three to six months, and typically costs the customer approximately $250,000 to $300,000. In the case of a test service company, the test company must, in addition to ensuring that the requisite tester platform is used, have the requisite production engineering expertise to pass a highly specialized and rigorous test qualification process. The test qualification process typically takes one to two months where the test house already has the tester technology and three to six months where the tester technology is a new test platform, and typically costs the customer approximately $20,000 to $100,000. Once a primary packager or tester has been selected, that packager or tester gains insight into its customer’s business operations and an understanding of its products as part of the overall working relationship. The packaging and test service providers’ familiarity with the customer’s requirements and accordingly, their ability to better meet those requirements, combined with the pressures of a semiconductor company to meet the time-to-market demands of its customers, help to assure continuity of relationship with their providers. We have been successful in attracting new customers because we are one of only a few independent packaging and test companies that offers full turnkey packaging, test and distribution services for a broad portfolio of packages in strategic manufacturing locations.

Sales and Marketing

We market our services through direct sales forces strategically located at centers in close proximity to our customers, in Singapore, South Korea, China, Malaysia, Taiwan, the United States, the United Kingdom, the Netherlands and Japan. Our account managers, applications engineers, customer service representatives and sales support personnel form teams that focus on specific customers or geographic regions.

Customers generally deliver rolling six month forecasts and release production die to us in daily or weekly increments for packaging, test and distribution. These near-term forecasts guide us as to anticipated volumes, but provide no meaningful backlog statistics. Substantially all of our materials inventory is purchased based on customer forecasts. We carry relatively small quantities of raw material inventory and we have relatively low levels of finished goods inventory.

Our marketing efforts focus on creating a brand awareness and familiarity with our advanced device packaging technologies and an understanding of our end-user market applications in wireless handset and PDA graphics, PC chipsets, wireless LAN, memory, storage and networking. We market our leadership in advanced packaging, test technology, and distribution and our ability to supply a broad line of packaging and test services to the semiconductor industry. We target engineers and executive level decision makers through a direct sales force, the delivery of “white papers” at industry conferences, mailings of technical brochures and newsletters, advertisements in trade journals and our website.

Pricing Policy. We price our test services principally on the length of tester CPU time used, typically referred to as test time on per-second basis. The price of test time is a function of tester platform and hardware configuration, which are usually determined by our customers based on the function and complexity of a particular semiconductor device. In general, the test time for a complex semiconductor device will be longer than a less complex semiconductor device. Wafer probe pricing is determined by similar factors. Any reduction in test time resulting from optimization of test program or optimum hardware configuration will mean savings for our customers.

Packaging services are priced competitively against the market and vary depending on such factors as package complexity and material cost. Design costs are not material but when incurred may be charged to a customer separately or built into the unit price.

Customer Service

We place strong emphasis on quality customer service. Our broad service offerings, dedicated customer account teams and commitment to finding solutions to our customers’ needs and problems have enabled us to develop important relationships with many of our customers. We have implemented an information technology architecture that seeks to achieve our objective of creating a virtual manufacturing environment for our customers and making it easier for them to work with us. Our system includes Business to Business links to some of our customers’ systems and an internet portal, the mySTATSChipPAC portal, which may be directly accessed by our customers. These features enable our customers to obtain real-time information on our works-in-progress, inventory and shipment status, as well as other information relating to our operations. Our system also includes a design collaboration system that enables us to engage the customer at the design stage for ease of working collaboratively on design changes.

Suppliers

Raw Materials

Our packaging operations depend upon obtaining adequate supplies of raw materials on a timely basis. The principal materials used in our packaging process are lead-frames or laminate substrates, gold wire, molding compound, epoxy, tubes and trays. We purchase materials based on the regular monthly forecasts of our customers. Our customers are generally responsible for most or all of the costs of unique materials that we purchase but do not use, particularly those lead-frames and substrates that are ordered on the basis of customer-supplied forecasts. We manage inventory with automated materials management processes using enterprise resource planning systems. We work closely with our primary materials suppliers to ensure the timely availability of materials supplies, and we are not dependent on any one supplier for a substantial portion of our materials requirements. The materials we procure are normally available and we are able to meet our production requirements from multiple sources through new materials qualifications, periodic negotiation and placement of written purchase orders. We typically combine our global requirements into centrally negotiated agreements to gain economies of scale in procurement and more significant volume discounts. Should materials become scarce, we would look to enter into long-term supply agreements with key suppliers. The major suppliers of our substrate material are located in South Korea, Japan and Taiwan.

Equipment

Our operations and expansion plans depend on us being able to obtain an adequate supply of packaging and test equipment on a timely basis. We work closely with our major equipment suppliers to ensure that equipment meets our performance specifications and is delivered on time.

With the exception of a few key suppliers that provide reserved equipment delivery slots and price discount structures, we have no binding supply agreements with any of our suppliers. A reserved equipment delivery slot is one which allows us to obtain an accelerated delivery of the equipment over and above the delivery schedule previously committed to by the supplier. Typically, price discounts are offered for volume purchases. We leverage our large volume of orders for testers, probers, handlers and other equipment with our equipment suppliers to secure favorable terms for our equipment purchases, including pricing and accelerated delivery times. We acquire our packaging and test equipment on a purchase order basis, which exposes us to substantial risks. A portion of our equipment is held under capital lease. The unavailability of new test or packaging equipment, the failure of such equipment or other equipment acquired by us to operate in accordance with our specifications or requirements or delays in the delivery of such equipment, could delay implementation of our expansion plans and could materially and adversely affect our results of operations or financial condition. See “Risk Factors — Risks Related to Our Business — If we are unable to obtain packaging and testing equipment in a timely manner or on reasonably favorable terms and prices, we may be unable to meet customer demand and our revenue may decline.”

Packaging Equipment. The primary equipment used in packaging includes die saw, die attach, wire bonders and mold systems. Certain of our wire bonders allow for interchangeability between lead-frame and array packages. We purchase die attach and wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc., Shinkawa Ltd, ASM Technology and Unaxis (formerly known as ESEC S.A.). We purchase mold systems from major international manufacturers, including Apic Yamada Corporation, Asahi Engineering Co Ltd and Dai-Ichi Seiko Co Ltd.

Testing Equipment. Testing equipment is one of the most critical components of the wafer probing and device testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment are Teradyne Inc., Agilent Technologies and LTX Corporation.

As of January 31, 2005, we operated 881 testers, comprising 619 mixed-signal testers, 150 digital testers, 92 memory testers and 20 discrete power testers. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required that the customer provide the equipment on a consignment basis. Of the 881 testers, 134 are on consignment from customers. In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.

Quality Control

We maintain a team of quality control staff comprising engineers, technicians, inspection specialists and other employees whose responsibilities are to monitor our packaging and test processes to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our in-house laboratory is equipped with advanced analytical tools and provides the necessary equipment and resources for our research and development and engineering staff to continuously enhance product quality and process improvement.

Our packaging and test operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure the stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal 209E class 1,000, 10,000 and 100,000 standards.

Our packaging and test operations in Singapore are ISO 9000, Semiconductor Assembly Council (SAC) level 1, ISO 14001, TS16949 and OHSAS 18001 certified. Our facilities located in Icheon, South Korea (founded in 1985), Shanghai, China (founded in 1994) and Kuala Lumpur, Malaysia are ISO 14001, ISO 9001 and TS16949 certified. In addition, our Kuala Lumpur, Malaysia facility is OHSAS 18001 certified. ISO 9000 is an international standard on the requirements for production of quality products and services. It also sets forth quality management systems for product design, product development, installation and servicing. TS16949 is a quality management system that addresses the specific production needs of automotive customers. SAC certification is one of the most prestigious certifications in the semiconductor manufacturing industry. ISO 14001 is an international standard on environmental management systems to ensure environmental protection and prevention of pollution in balance with socio-economic needs while OHSAS 18001 is the standard for implementation of an occupational health and safety management system (OHSMS).

Competition

The independent SATS industry is very competitive and highly fragmented. In order to compete, we must offer state-of-the-art testing services and bring the most technologically advanced packages to market as quickly as our competitors and at comparable prices. Packaging and test services are provided by both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors, whose facilities are primarily located in Asia.

Our primary competitors and their primary locations are as follows:

•	Advanced Semiconductor Engineering, Inc. — South Korea, Taiwan, Malaysia, Hong Kong and the United States;

•	Amkor Technology, Inc. — South Korea, Japan, Taiwan, the Philippines and the United States;

•	ASE Test Limited — South Korea, Taiwan, Malaysia, Hong Kong and the United States; and

•	Siliconware Precision Industries Co., Ltd. — Taiwan.

Each of these companies has significant packaging capacity, financial resources, research and development operations, marketing and other capabilities, as well as some degree of operating experience. These companies also have established relationships with many large semiconductor companies, which are current or potential customers of ours.

We also compete with the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial and other resources than we do and may rely on internal sources for packaging and test services for reasons including:

•	their desire to realize higher utilization of their existing packaging or test capacity;

•	their unwillingness to disclose proprietary technology;

•	their possession of more advanced packaging or testing technologies; and

•	the guaranteed availability of their own packaging or test capacity.

The principal elements of competition in the independent semiconductor packaging industry include variety of packages offered, price, location, available capacity, cycle time, engineering capability, technical competence, customer service and flexibility. In the area of test services, we compete on the basis of quality, cycle time, pricing, location, available capacity, software development, engineering capability, technical competence, customer service and flexibility. We believe that we compete favorably in these areas.

In addition, we also compete in the independent testing market with smaller niche companies, which offer limited services and compete principally on the basis of engineering capability, location and available capacity.

Intellectual Property

Our ability to develop and provide advanced packaging technologies and designs for our customers depends in part on our proprietary know-how, trade secrets and other patented and non-patented technologies, which we either own or license from third parties. We have licenses to use numerous third party patents, patent applications and other technology rights, as well as trademark and other intellectual property rights, in the operation of our business. We believe that the material licenses should be renewable under normal or reasonable commercial terms once they expire.

Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2005, we held a total of approximately 300 patents comprising issued patents and pending patent applications. We have approximately 71 patents granted and allowed by the US Patent and Trademark office and approximately 55 patents registered or allowed in Singapore, Korea and other countries.

When we are aware of intellectual property of others that may pertain to or affect our business, we attempt to either avoid processes protected by existing patents, or cross-license or otherwise obtain certain process or package technologies. In addition, we execute confidentiality and non-disclosure agreements with our customers and consultants and limit access to and distribution of our proprietary information.

Our ability to compete successfully and achieve future growth will rely in part on the technological skills and innovation of our personnel and our ability to develop, maintain and protect proprietary technologies. The departure of any of our key management or technical personnel or the breach of their confidentiality and non-disclosure obligations or our failure to achieve our intellectual property objectives or avoid infringement could have a material adverse effect on our business, financial condition and results of operations.

Our primary registered trademarks and trade names are “STATS” and “ChipPAC” and have commenced registration of our trade name “STATSChipPAC” after the merger of STATS and ChipPAC. We also own or are licensed to use other trademarks.

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

Environmental Matters and Compliance

Our operations are subject to regulatory requirements and potential liabilities arising under laws and regulations governing, among other things, air emissions, waste water discharges, waste storage, treatment and disposal of wastes, and remediation of releases of hazardous materials. We have implemented an environmental monitoring system. We send samples of our air emissions, treated water and sludge to third party accredited laboratories for testing to ensure our compliance with the environmental laws and regulations that apply to us. We believe that we are in substantial compliance with all applicable environmental laws and regulations. Expenditures on environmental compliance currently represent an insignificant portion of our operating expenses. We are certified ISO 14001 by Spring Singapore (Standards, Productivity and Innovation Board) (formerly known as the Productivity and Standards Board (Singapore)) and the Japan Audit Compliance Organization.

C.	Organizational Structure

The diagram below summarizes our corporate structure. We may from time to time make acquisitions of, or investments in, other companies or businesses.

(1)	STATS ChipPAC, Inc (formerly ST Assembly Test Services, Inc.) was merged into ChipPAC, Inc., effective as of January 20, 2005 and the entity surviving the merger was renamed STATS ChipPAC, Inc.

D.	Property, Plants and Equipment

Our packaging and test network is comprised of eleven facilities throughout Asia and the United States. The following chart provides information regarding our facilities:

	Area		Principal Packaging or
Property/Location(1)	(Sq. Feet)	Functions/Services	Services Provided
Yishun, Singapore(2)	594,036	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and array packaging, including BGA, flip-chip packaging, wafer level packaging and CSP, and drop shipment services

	Area		Principal Packaging or
Property/Location(1)	(Sq. Feet)	Functions/Services	Services Provided
Icheon, South Korea	504,086	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Advanced array packaging such as stacked die, SiP and flip-chip, standard array packaging such as BGA and CSP and test services

Kuala Lumpur, Malaysia(3)	488,448	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Packaging of discrete power, integrated circuits, leaded packages, test and distribution services

Qing Pu, Shanghai, China(4)	421,748	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Packaging of memory card, leaded packages, CSP, BGA, memory card, wafer probe, test and distribution services

Hsin-Chu Hsien, Taiwan(5)	220,000	Test services, research and development, warehousing services, and drop shipment services	Test development, final test, wafer probe and distribution services

Fremont, California, United States	56,320	Sales, marketing, administration and research and development	Sales, marketing, administration and design review services

Milpitas, California, United States	34,000	Package design, test facility and sales office	Sales, marketing, administration, design and test engineering services

Ang Mo Kio, Singapore	31,261	Corporate executive, administrative, sales and marketing and finance office	Corporate administration and finance, sales and marketing

Pu Dong, Shanghai, China	20,736	Test facility	Wafer probe and distribution services

	Area		Principal Packaging or
Property/Location(1)	(Sq. Feet)	Functions/Services	Services Provided
San Diego, California(6), United States	20,000	Test facility	Test engineering services

Tempe, Arizona, United States	9,300	Package design, research and development and sales office	Sales, marketing, administration, design and characterization services

(1)	We lease all of our facilities except where otherwise noted.

(2)	We own the production assets but lease the land from the statutory housing development board of the Government of Singapore under a long-term lease with an initial term expiring in March 2026 with an option to renew.

(3)	We own the building and improvements and lease the land from the State Government of Malaysia, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2086.

(4)	We own the building and improvements and lease the land, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2044.

(5)	Winstek owns the land and building, which is subject to mortgages and certain other security interests.

(6)	Situated within the campus of Conexant Systems Inc.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Certain items in the comparative figures have been reclassified to conform to the current year’s presentation.

Overview

STATS ChipPAC is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets.

In August 2004, we completed the merger with ChipPAC, Inc. which resulted in ChipPAC, Inc. becoming a wholly-owned subsidiary of STATS. The merger was accounted for using the purchase method. Under the purchase method of accounting, the cost of approximately $1.1 billion to acquire ChipPAC, including transaction costs, was allocated to ChipPAC’s net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The financial results for the combined company reflect the financial results of STATS for the full period and the financial results of ChipPAC from August 5, 2004. As a result, changes in our operating results for 2004 as compared with 2003 and 2002 are due generally to the acquisition of ChipPAC and the inclusion of ChipPAC’s operating results in 2004. Further, because ChipPAC’s operating results have not been included for the full year 2004, and in any case for the reasons mentioned in “Item 3.D. Risk Factors — our operating results have fluctuated, and may continue to fluctuate, from quarter to quarter, which may make it difficult to predict our future performance” and elsewhere in this annual report, the period-to-period comparisons of our operating results are not meaningful and you should not use such comparisons to predict our future performance.

Factors Affecting Our Results of Operations

Cyclicality of the Semiconductor Industry. Our results of operations are influenced by the state of the global semiconductor industry which is highly cyclical. Beginning in the fourth quarter of the calendar year 2000, the industry experienced a downturn which continued through 2001 and 2002. This downturn had a significant adverse impact on our sales and financial performance, as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started a modest recovery in late 2002 and continued its recovery momentum throughout 2003 and the first half of 2004. In late 2004, however, we experienced a softening of our business as our customers corrected their excess inventory positions. Industry outlook for 2005 published by recognized industry research analysts and associations are highly mixed, with some projecting growth rates of up to 5% and others projecting declines of up to 5%. Our net revenues decreased 56.0% in 2001 due to the 2001 downturn. Our net revenues consequently increased 54.8% to $225.7 million in 2002. In 2003, our net revenues grew 68.6% over 2002 to $380.7 million and in 2004, our revenues grew further by 102.0% to $769.1 million (although this increase was to a large extent, also due to our acquisition of ChipPAC). We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.

Declining Prices. The semiconductor industry is characterized by price erosion which can have a material adverse effect on our revenues and gross margins, particularly when coupled with declining capacity utilization. Prices of our products at a given level of technology decline over the product life cycle, commanding a premium in the earlier stages and declining towards the end of the cycle. To maintain our profitability, we offset decreases in average selling prices by improving our capacity utilization rates and production efficiency, or by shifting to higher margin test and packaging services. In addition, we continue to develop and offer test and packaging services which command higher margins. We expect average selling prices to fluctuate depending on our product mix in any given period.

Cost of Revenues. Our results of operations are generally affected by the capital-intensive nature of our business. Our cost of revenues include depreciation expense, attributed overhead such as facility rental, operating costs and property taxes and insurance, cost of labor and materials and cost of leasing equipment. Our fixed cost comprised largely the expenses related to our test and packaging equipment. Depreciation of our equipment and machinery is generally provided on a straight -line basis over their estimated useful lives of eight years. We routinely review the remaining estimated useful lives of our equipment and machinery to determine if such lives should be adjusted due to changes in technology, production techniques and our customer base. However, due to the nature of our testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment are dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our machinery and equipment. Consequently, impairment charges on our equipment and machinery may be necessary in the future. Our variable costs comprised cost of materials, payroll and operating supplies. The cost of our packaging services will typically include a higher proportion of variable costs. Our variable costs may be subject to various global economic factors such as gold prices, oil prices and fluctuations in foreign exchange rates.

Capacity Utilization Rates. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins since the unit cost of test and packaging services generally decreases as fixed charges, such as depreciation expense and equipment leasing costs, are allocated over a larger number of units. We expanded our test and packaging capabilities in 2000 and significantly increased the number of testers and wire bonders. The expansion of our test and packaging capabilities by the end of 2000 allowed a significant increase in our net revenues. However, the capacity utilization of our facilities decreased significantly in 2001 as a result of the downturn in the semiconductor industry. The semiconductor industry is still recovering from the worst downturn in its history and our utilization has improved year over year from 2001 to 2004. Our ability to manage our gross profit margins will continue to depend in part on our ability to effectively manage utilization rates.

Goodwill and Intangible Assets. As a result of accounting for the merger using the purchase accounting method, we recorded goodwill and other intangible assets upon the merger with ChipPAC amounting to $974.4 million and $147.2 million, respectively. Goodwill is recorded when the cost of an acquisition exceeds the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. These tests are performed more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses are recorded when the carrying amount of goodwill and intangible assets exceeds their respective implied fair values. We performed an impairment review at the end of 2004 and recorded an impairment charge of $453.0 million to our results of operations for the year ended December 31, 2004 on our goodwill associated with the acquisition of ChipPAC, as determined by an independent appraiser using a combination of market multiples and fair values. We believe that the decline in the fair values of the ChipPAC reporting units were due primarily to:-

(a)	longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the testing and packaging business, affected our short-term earnings expectation; and

(b)	a revision of the industry outlook beyond 2005 as compared to the time the merger was announced.

We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Should an impairment be determined to have occurred, such impairment losses are recorded as a part of income from continuing operations and this will likely have a significant adverse effect on our results of operations.

Critical Accounting Policies

We believe the following accounting policies are critical to its business operations and the understanding of its results of operations. Our preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of its financial statements and the reported amounts of revenues and expenses during the reporting period. If actual results differ significantly from the estimates and assumptions, there could be a material adverse effect on our financial statements.

Revenue Recognition, Allowance For Doubtful Debts, Trade Discounts and Allowances and Sales Returns. We derive revenue primarily from wafer probe, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered, net of returns, trade discounts and allowances, and excluding goods and services tax.

Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in Securities Exchange Commission’s Staff Account Bulletin No. 104 “Revenue Recognition in Financial Statements.”

Our sales arrangement include probe, packaging or test services sold on a standalone basis, as well as multiple-element arrangements where probe, packaging, test, and in some cases, pre-production and post-production services are provided together. The allocation of revenue to each unit of accounting based on fair value, determined by reference to prices of services sold on a standalone basis, is critical judgement and estimate. Changes in the determination of the allocation could impact the timing of such revenue.

We generally do not take ownership of customer supplied semiconductors as these materials are sent to us on a consignment basis. Accordingly, the value of the customer supplied materials are neither reflected in revenue nor in cost of revenue.

We make estimates of potential sales returns and discounts which we allow for volume purchases and early payments as a deduction from gross revenue based on our historical experience and expectations of our customers’ ultimate purchase levels and payment timing. Actual revenues may differ from our estimates if future customer purchases or payment timing differ from our estimates, which may happen as a result of changes in general economic conditions, market demand for our customers’ products, or desire by our customers’ interest in achieving payment timing discounts. Our actual returns and discounts have not historically been significantly different from our estimates.

Similarly, we make estimates of the collectibility of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowance when there is doubt as to the collectibility of individual accounts. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, the customer’s historical payment history, its current creditworthiness and current economic trends. We believe that we adequately manage our credit risk through our credit evaluation process, credit policies and credit control and collection procedures. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate. Our actual uncollectible accounts have not historically been significantly different from our estimates.

Valuation of Inventory. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand from our customers within specific time horizons, generally six months or less. The estimates of future demand that we use in the valuation of inventories are the forecasts provided by our customers. If our inventory for specific customer forecast is greater than actual demand, we may be required to record additional inventory reserves, which would have a negative impact on our gross margin.

Our inventories are stated at the lower of cost, determined on the weighted average basis, and market value, as estimated by us. Cost is generally computed on a standard cost basis, based on normal capacity utilization, with unrecovered costs arising from underutilization of capacity expensed when incurred.

Depreciation and Amortization. Our operations are capital intensive and we have significant investment in testing and packaging equipment. We depreciate our property, plant and equipment based on our estimate of the period that we expect to derive economic benefits from their use. Our estimates of economic useful lives are set based on historical experience, future expectations and the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of our equipment and machinery. However, business conditions, underlying technology and customers’ requirements may change in the future which could cause a change in the useful lives. Any change in useful lives could have a significant effect on our future operating results.

In the third quarter of 2003, we completed a review of the estimated useful lives of our packaging equipment. As a result, effective from July 1, 2003, the lives used to depreciate certain packaging equipment were changed prospectively from five years to seven years. The change reflects longer actual service periods being achieved and expected to be achieved from similar new equipment. The impact of this change was a reduction to depreciation expense of $6.8 million for the year ended December 31, 2003.

In the third quarter of 2004, following the consummation of the merger, we adopted ChipPAC’s policy to depreciate equipment and machinery on a straight line basis over eight years. The impact of this change is depreciation savings of $23.7 million for year ended December 31, 2004. Our decision to change the estimated useful lives of the packaging and test equipment was based on the following:

•	historical experience for equipment in the China and Malaysia factories

•	expected economic life of assets

•	equipment’s potential re-use among product lines

•	prevailing industry practice

•	consultation with equipment manufacturers

We believe that our principal competitors depreciate their packaging assets over periods of six to eight years.

Valuation of Property, Plant and Equipment. We review property, plant and equipment for impairment whenever events or changes in market conditions indicate that the carrying amounts may not be recoverable. Management judgment is critical in assessing whether events have occurred that may impact the carrying value of property, plant and equipment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated from the asset. If the carrying amount of the asset exceeds the future undiscounted net cash flows, such assets are considered to be impaired and an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. In determining the fair value of machinery and equipment, we consider offers to purchase such equipment and expected future discounted cash flows. Due to the nature of our business, which may include sudden changes in demand in the end markets and due to the fact that certain equipment is dedicated to specific customers, we may not be able to anticipate declines in the utility of our machinery and equipment. Generally, we consider consecutive quarterly utilization rates declines or projected utilization deterioration as principal factors for our impairment review. Consequently, additional impairment charges may be necessary in the future and this could have a significant negative impact on its future operating results.

We recorded asset impairment charges of $23.7 million and $14.7 million in 2001 and 2002, respectively. Similar assessments were performed in respect of operating lease prepayments resulting in the write-offs of prepaid leases of $3.1 million and $0.8 million in 2001 and 2002, respectively. We did not record any impairment changes in 2003 and 2004.

Deferred Tax Asset. We record a deferred tax asset when we believes that it is more likely than not that the deferred tax asset will be realized. The deferred tax effects of the tax losses, unutilized capital allowances carried forward and temporary differences arising primarily from property, plant and equipment are recognized because they are expected to be offset against future taxable income.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the assessment will be made if it is more likely than not that the deferred tax assets will realized. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period differ materially from current estimates. In the event that we are not able to realize the deferred tax assets, an adjustment to the deferred tax asset would be charged to income in the period such determination was made which would result in a reduction of our net income.

For a discussion of significant items in deferred tax asset, see “Note 14. Income Taxes” in the notes to our audited financial statements.

Valuation of Goodwill. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine the fair value based on a weighting of income and market approaches. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We performed an impairment review of the goodwill associated with the acquisition of ChipPAC at the end of 2004 with the determination of fair value supplemented by independent appraisal and recorded an impairment charge of $453.0 million to our results of operations for the year ended December 31, 2004.

Results of Operations

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

	Year ended December 31,
	2002	2003	2004
Net revenues
Packaging — array	14.8	20.6	40.6
Packaging — leaded	34.0	26.9	20.9
Test and other services	51.2	52.5	38.5
Total net revenues	100.0%	100.0%	100.0%

Gross profit (loss)	(9.8)	13.8	16.3
Selling, general and administrative	16.3	9.6	11.0
Research and development	8.4	4.0	2.3
Goodwill and asset impairments	6.5	0.0	58.9
Prepaid leases written off	0.3	0.0	0.0
Others, net	0.2	0.1	(0.1)
Operating income (loss)	(41.5)%	0.1%	(55.9)%

Year Ended December 31, 2004 Compared to Year ended December 31, 2003

Net Revenues. We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $769.1 million for the year ended December 31, 2004, an increase of 102.0% compared to $380.7 million for the year ended December 31, 2003. The increase was mainly from ChipPAC’s operations which were consolidated on August 5, 2004 and increase in unit shipments. Effective our merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on our packaging revenues than on our test revenues.

Unit volumes of our total packaging increased 244.9% in 2004 as compared to 2003. Test revenue for the year ended December 31, 2004 increased 47.9% compared to the year ended December 31, 2003. Our packaging revenue in 2004 increased 161.6% compared to 2003. Average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services for the year ended December 31, 2004 increased 5.3% compared to the year ended December 31, 2003, primarily due to changes in product mix.

For the year ended December 31, 2004, revenues from communications market increased by 108.2% over the year ended December 31, 2003, and contributed 60.1% of our revenues in the year ended December 31, 2004 as compared to 58.3% of our revenues in the year ended December 31, 2003. The revenue from communications remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from personal computers market contributed 22.7% of our revenue in the year ended December 31, 2004 and represented an increase of 53.8% over the year ended December 31, in 2003. We expect to continue to be dependent on the communications and personal computer markets for substantially all of our revenues.

Gross profit. Gross profit during the year ended December 31, 2004 was $125.6 million, an increase of $72.9 million as compared to $52.7 million for the year ended December 31, 2003. Gross margin as a percent of revenue was 16.3% as compared to 13.8% in 2003. For the year ended December 31, 2004, gross profit improved primarily as a result of higher equipment utilization, depreciation savings from the change in equipment useful lives and continued cost control measures. Overall equipment utilization was approximately 69% for the year ended December 31, 2004 as compared to 66% for the year ended December 31, 2003. We continued to see pressure to reduce average selling prices in 2004. Our cost of revenues consists principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We also experienced continued higher cost as a result of external global economic factors such as higher gold prices, higher oil prices, and the adverse effect of the strengthening of the Singapore dollar, South Korean won and Japanese yen against the U.S. dollar when compared to 2003.

Selling, general and administrative expenses. Selling, general and administrative expenses were $85.0 million for the year ended December 31, 2004, as compared to $36.5 million in 2003, an increase of 132.9% from the year ended December 31, 2003. As a percentage of revenues, selling, general and administrative expenses were 11.0% for the year ended December 31, 2004, compared to 9.6% for the year ended December 31, 2003. The increase in selling, general and administrative expenses was due primarily to the inclusion of merger and integration expenses and ChipPAC expenses which amounted to $41.2 million, inclusive of the amortization of the intangible assets which amounted to $21.1 million for the year ended December 31, 2004 and stock-based compensation expenses of $0.7 million mainly resulting from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. Continued measures to control costs and manage discretionary expenses in 2004, were partially offset by the additional headcount employed in 2004.

Research and development. Research and development expenses for the year ended December 31, 2004 were $17.6 million versus $15.3 million for the year ended December 31, 2003, an increase of $2.3 million. Research and development expenses had increased primarily due to the inclusion of ChipPAC expenses which amounted to $6.1 million, inclusive of the amortization of the acquired intangible assets which amounted to $1.3 million, for the year ended December 31, 2004. However, expenses were partially offset by a reduction in expenses due to higher government grant income, depreciation savings from the change in equipment useful lives and continued cost control.

Asset impairment. As required by US GAAP, we performed our annual valuation of goodwill. Based on the valuation, we took a special, non-cash charge of $453.0 million in our operating results. This charge does not affect operating results of prior periods and will have no future cash impact. The goodwill arose from the purchase accounting for the acquisition of ChipPAC. The majority of the purchase price was derived from share values near the announcement date as required by US GAAP and resulted in $974 million of goodwill. In the future, we will perform a test for goodwill impairment at least annually as required by US GAAP.

Net interest income(expense). Net interest expense was $24.4 million compared to $9.2 million in 2003. Net interest expense consisted of interest income of $4.4 million and interest expense of $28.8 million in 2004 and interest income of $4.8 million and interest expense of $14.0 million in 2003. The decrease in interest income for the year ended December 31, 2004 was primarily due to lower yields on the marketable debt held by us. The increase in interest expense was primarily due to interest on debts assumed as a result of our merger with ChipPAC and our accrued interest on the $215.0 million 6.75% senior subordinated notes . Total outstanding interest-bearing debt was $834.8 million and $371.7 million as of December 31, 2004 and 2003, respectively.

Foreign currency exchange gain (loss). Net foreign currency exchange loss was $1.1 million for the year ended December 31, 2004, as compared to net foreign currency exchange gain of $1.6 million for the year ended December 31, 2003. These non-cash losses and gains were primarily due to the fluctuations between the exchange rate of the United States dollar and the Singapore dollar, the South Korean won and the Japanese yen.

Income taxes. We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income taxes were $7.9 million for the year ended December 31, 2004 as compared to $0.7 million for the year ended December 31, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net revenues. We derive revenues primarily from test and packaging of array and leaded packages. Net revenues increased 68.6% from $225.7 million in 2002 to $380.7 million in 2003. Net revenues from test services increased 73.2% from $115.4 million in 2002 to $199.9 million in 2003 mainly due to a 60.0%, or $78.2 million, increase in unit shipments from 2002, and a 4.8%, or $6.2 million, increase in average selling prices. Net revenues from packaging services increased 63.9% from $110.3 million in 2002 to $180.8 million in 2003 mainly due to a 67.1%, or $99.0 million, increase in unit shipments from 2002 partially offset by a 2.9%, or $28.5 million, decline due principally to a change in product mix. Contribution from Winstek also increased from $17.6 million in 2002 to $31.0 million in 2003. STATS ChipPAC Test Services, Inc. (formerly STATS FastRamp), which commenced operations in January 2002 contributed $11.7 million to net revenues and primarily to our test revenue.

Revenues from the communications segment increased more than revenues from other segments, contributing 58.3% of our net revenues, followed by the personal computers segment at 29.9% of our net revenues. The increase in the communications segment was largely due to shipments to the mobile phone and infrastructure markets. We expect to continue to be dependent on the communications and personal computers segments for a substantial portion of our net revenues. We derived 80.8% and 81.3% of our net revenues for 2002 and 2003, respectively, from customers headquartered in the United States and expect to continue to depend on such customers for a substantial portion of our net revenues in the foreseeable future.

Average selling prices for our services generally have declined over product life cycles, particularly for our packaging services. Average selling prices of our packaging services for 2003 declined 3% as compared to an 11% decline in average selling prices in 2002. We expect that average selling prices for our packaging and test services will continue to decline in the future. Historically, we have been able to partially offset the effect of price declines by successfully developing and marketing new higher margin products, such as advanced leaded and array packages, by negotiating lower prices with our materials vendors, and by implementing engineering and technological changes in our packaging and test processes which resulted in reduced manufacturing costs. To the extent that we are not able to offset any price increases in the future, our gross margins would be negatively affected.

Gross profit. Gross profit in 2003 was $52.7 million, or a gross margin of 13.8%, as compared to gross loss of $22.2 million, or gross margin of negative 9.8%, in 2002. The improvement in gross margin from 2002 was principally due to higher capacity utilization and cost control that was partially offset by the appreciation of the Singapore dollar against the United States dollar. Our cost of revenues consists principally of fixed costs such as depreciation and leasing expense, and variable costs such as direct and indirect labor, materials and overhead expenses. Because a substantial portion of our costs at our factories is fixed, relatively small increases or decreases in capacity utilization may have a significant effect on our profitability. Aggregate capacity utilization improved throughout 2003. In the second half of 2003, we began to experience increases in substrate material costs as a result of supply shortages, although as a percentage of revenues, the total cost of materials declined in 2003 as a result of some pricing benefits we leveraged with the increased volume purchases in 2003. We have enhanced our supply base, including by entering into a supply arrangement with Simmtech (as a result of which we expect Simmtech to be a major supplier of our substrate requirements in 2004) and alliances with certain substrate suppliers, and do not expect substrate materials availability to be a significant issue in the near future. However, our performance in 2004 will be dependent upon our ability to procure materials, such as substrates, at a reasonable cost. Cost of revenue as a percentage of revenue decreased from 109.8% in 2002 to 86.2% in 2003, resulting in a gross profit in 2003.

Selling, general and administrative expenses. Selling, general and administrative expenses mainly consist of salaries and benefits for sales, marketing, general and administrative employees, depreciation of non-production equipment and professional fees. Selling, general and administrative expenses decreased marginally by 0.6% from $36.7 million in 2002 to $36.5 million in 2003 and decreased as a percentage of net revenues from 16.3% in 2002 to 9.6% in 2003. We lowered our discretionary spending and other expenses in 2003. This decrease in expenses was offset by higher bonus provisions in 2003 and higher insurance premiums in 2003. The 2002 selling, general and administrative expenses included a one-time payment of $1.0 million to our former Chairman in 2002 in recognition of his past services.

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

Other non-operating income (expenses). Other non-operating income was $3.4 million in 2002 and $7.6 million in 2003. The increase was due to gains from sales of marketable securities and amortization for the deferred grant for development activities from the Singapore Economic Development Board, or EDB, under its Research and Incentive Scheme for Companies.

Income Taxes. Income tax benefit was $7.2 million in 2002 and income tax expense was $0.7 million in 2003. The income tax benefit of $7.2 million in 2002 comprised income tax expense of $1.0 million and deferred tax benefit of $8.2 million. The income tax expense of $0.7 million in 2003 comprised income tax expense of $1.9 million and a deferred tax benefit of $1.2 million. The income tax expense for both years was principally due to Singapore tax on interest income generated principally from the investment of excess cash in fixed-term time deposits and marketable debt securities. The deferred tax benefit of $8.2 million in 2002 and $1.2 million in 2003 resulted principally from recognizing the deferred tax benefit associated with tax losses, unutilized capital allowances carried forward and temporary differences arising primarily from property, plant and equipment.

Quarterly Results

The following table sets forth our unaudited results of operations, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2004. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

	QUARTER ENDED
	Mar-03	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04
	(in thousands of US $)
Net revenues	75,531	87,602	97,922	119,636	132,328	138,995	231,951	265,847
Cost of revenues	72,015	77,680	81,517	96,802	111,949	114,358	193,600	223,634
Gross profit	3,516	9,922	16,405	22,834	20,379	24,637	38,351	42,213

Operating expenses:
Selling, general and administrative	8,704	8,273	9,288	10,210	10,252	11,648	28,286	34,778
Research and development	4,492	4,033	3,550	3,220	3,086	2,903	5,781	5,867
Goodwill impairment	—	—	—	—	—	—	—	453,000
Others, net	(387)	281	77	403	(37)	(511)	11	73

Total operating expenses	12,809	12,587	12,915	13,833	13,301	14,040	34,078	493,718

Operating income (loss)	(9,293)	(2,665)	3,490	9,001	7,078	10,597	4,273	(451,505)

Other income (expenses):
Interest income (expenses) net	(1,666)	(1,911)	(2,467)	(3,165)	(3,328)	(3,620)	(8,365)	(9,073)
Foreign currency exchange gain (loss)	(236)	389	(132)	1,613	1,026	(1,299)	151	(1,000)
Other non-operating income (expenses), net	990	5,176	1,022	383	81	(435)	(438)	(144)

Total other income (expenses)	(912)	3,654	(1,577)	(1,169)	(2,221)	(5,354)	(8,652)	(10,217)

Income (loss) before income taxes	(10,205)	989	1,913	7,832	4,857	5,243	(4,379)	(461,722)
Income tax benefit (expense)	1,111	(1,273)	(565)	22	(509)	(123)	(1,713)	(5,549)

Income (loss) before minority interest	(9,094)	(284)	1,348	7,854	4,348	5,120	(6,092)	(467,271)
Minority interest	(533)	(418)	(572)	(16)	(282)	(463)	(1,352)	(1,731)

Net income (loss)	(9,627)	(702)	776	7,838	4,066	4,657	(7,444)	(469,002)

	AS A PERCENTAGE OF REVENUES
	Mar-03	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	95.3%	88.7%	83.2%	80.9%	84.6%	82.3%	83.5%	84.1%

Gross profit	4.7%	11.3%	16.8%	19.1%	15.4%	17.7%	16.5%	15.9%

Operating expenses:
Selling, general and administrative	11.5%	9.4%	9.5%	8.5%	7.7%	8.5%	12.2%	13.1%
Research and development	5.9%	4.6%	3.6%	2.7%	2.3%	2.1%	2.5%	2.2%
Goodwill impairment	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	170.4%
Others, net	(0.4)%	0.3%	0.2%	0.4%	0.1%	(0.5)%	0.0%	0.0%

Total operating expenses	17.0%	14.3%	13.3%	11.6%	10.1%	10.1%	14.7%	185.7%

Operating income (loss)	(12.3)%	(3.0)%	3.5%	7.5%	5.3%	7.6%	1.8%	(169.8)%

Other income (expenses):
Interest income (expenses) net	(2.2)%	(2.2)%	(2.5)%	(2.6)%	(2.5)%	(2.6)%	(3.6)%	(3.4)%
Foreign currency exchange gain (loss)	(0.3)%	0.4%	(0.1)%	1.3%	0.8%	(0.9)%	0.1%	(0.4)%
Other non-operating income (expenses), net	1.3%	5.9%	1.1%	0.3%	0.1%	(0.3)%	(0.2)%	(0.1)%

Total other income (expenses)	(1.2)%	4.1%	(1.5)%	(1.0)%	(1.6)%	(3.8)%	(3.7)%	(3.9)%

Income (loss) before income taxes	(13.5)%	1.1%	2.0%	6.5%	3.7%	3.8%	(1.9)%	(173.7)%
Income tax benefit (expense)	1.5%	(1.4)%	(0.6)%	0.1%	(0.4)%	(0.1)%	(0.7)%	(2.1)%

Income (loss) before minority interest	(12.0)%	(0.3)%	1.4%	6.6%	3.3%	3.7%	(2.6)%	(175.8)%
Minority interest	(0.7)%	(0.5)%	(0.6)%	0.0%	(0.2)%	(0.3)%	(0.6)%	(0.6)%

Net income (loss)	(12.7)%	(0.8)%	0.8%	6.6%	3.1%	3.4%	(3.2)%	(176.4)%

Liquidity and Capital Resources

Our principal source of liquidity as of December 31, 2004 consisted of $247.7 million of cash, cash equivalents and marketable securities. Our liquidity needs primarily arise from the outstanding debts of STATS ChipPAC, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time-to-time. We expect this to be about $300.0 million in 2005 as our capital expenditure spending continues to be targeted at demand we see from our customers. We spent $270.8 million on capital expenditures during the year ended December 31, 2004, as compared to $231.9 million in capital expenditures during the year ended December 31, 2003.

Total Borrowings

In August 2004, in connection with the merger of ChipPAC, we consolidated all the outstanding borrowings of ChipPAC. The face value of ChipPAC’s borrowings consisted of $165.0 million of 12.75% senior subordinated notes due 2009, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, $12.2 million of capital lease obligations and $11.8 million of foreign lines of credit with rates ranging from 2.1% to 2.9%. The borrowings had an aggregate fair value of $399.5 million on the acquisition date.

As of December 31, 2004, our total debt outstanding consisted of $834.8 million of borrowings, which included $182.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $215.0 million of 6.75% senior subordinated notes due 2011, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008 and other long- and short- term borrowings.

On October 7, 2004, we drew down $50.0 million under a multi-currency line of credit with Oversea-Chinese Banking Corporation Limited, to pay part of the purchase price for the repurchase of ChipPAC’s 12.75% senior subordinated notes due 2009. On November 18, 2004, we repaid the $50.0 million outstanding under the multi-currency line of credit with Oversea-Chinese Banking Corporation Limited with proceeds from our offering of the 6.75% senior notes described below.

In October 2004, we completed the tender offer and consent solicitation of any and all of the outstanding 12.75% senior subordinated notes due 2009 (the “12.75% Senior Notes”) issued by our indirect wholly-owned subsidiary ChipPAC International Company Limited (“ChipPAC International”). ChipPAC International received valid tenders of 12.75% Senior Notes and deliveries of related consents from holders of approximately 62.1%, or $102.5 million aggregate principal amount, of 12.75% Senior Notes outstanding. ChipPAC International paid approximately $109.1 million, plus accrued and unpaid interest, for the 12.75% Senior Notes validly tendered and related consents validly delivered.

In October 2004, ChipPAC solicited consents from holders of the 2.5% convertible subordinated notes due 2008 (the “Notes”) to amend certain provisions of the indenture pursuant to which the Notes were issued. The consents from the majority of the outstanding principal amount of the Notes were received in November 2004 and resulted in the effectiveness of the supplemental indenture. ChipPAC paid approximately $0.3 million to Note holders who delivered consents in November 2004. The Notes are guaranteed by us, but not any of our direct or indirect subsidiaries, on a subordinated basis.

On November 18, 2004, we offered $215.0 million of 6.75% senior notes due 2011 in a private placement. We received approximately $209.3 million after deducting debt issuance costs. The net proceeds were used to redeem or repurchase the remaining 37.9%, or $62.5 million aggregate principal amount, of the 12.75% Senior Notes outstanding at the redemption price of 106.375% of the principal amount thereof, plus accrued and unpaid interest, as permitted under the indenture governing such notes and to repay the $50.0 million outstanding with Oversea-Chinese Banking Corporation Limited. The remaining proceeds will be used for general corporate purposes and pending such use, we have invested the proceeds in short-term investments.

Between December 9 to 15, 2004, we repurchased $16.5 million aggregate principal of the 1.75% convertible notes due 2007 with our existing cash on hand. Pursuant to the indenture governing our 1.75% convertible notes due 2007, we received demands for redemption of $125.4 million aggregate principal amount of our 1.75% convertible notes due 2007 from the note holders. The total amount payable in respect of the redeemed 1.75% convertible notes due 2007, including interest is $139.8 million. We expect to finance the redemption from cash and lines of credit.

As of December 31, 2004, we had available lines of credit (excluding the MTN program), including those available to our consolidated subsidiaries, amounting to an aggregate of $296.7 million, of which $99.2 million was utilized. We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements, as well as capital lease and debt service repayment obligations for 2005.

If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us.

We will continue to be exposed to fluctuations in currency exchange rates and interest rates and we may continue to employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures employed historically.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet transactions,” as defined in Item 5.E. of Form 20-F.

Other than the guarantee provided on our 2.5% convertible notes and 6.75% senior notes (see Note 28: Condensed Consolidating Financial Information) and the tax guarantee to the South Korean Tax Authorities as discussed below, we have no performance guarantees. We also have no investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc., assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations are approximately $161.1 million as of December 31, 2004.

Our total commitments on our loans, capital lease, operating leases, and other agreements as of December 31, 2004, were as follows (in thousands):

	Payments Due
	Within 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
On balance sheet commitments:
1.75% convertible notes due 2007	$137,107	$63,492	$—	$—	$200,599
Zero coupon convertible notes due 2008	—	—	120,690	—	120,690
2.5% convertible subordinated notes due 2008	—	—	150,000	—	150,000
8% convertible subordinated notes due 2011	—	—	—	50,000	50,000
6.75% senior notes due 2011	—	—	—	215,000	215,000
Capital lease obligations	7,587	10,771	—	—	18,358
Long-term loans	17,300	34,099	8,894	—	60,293
Short-term loans	19,874	—	—	—	19,874

Total on balance sheet commitments	181,868	108,362	279,584	265,000	834,814

	Payments Due
	Within 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Off balance sheet commitments:
Operating leases	12,792	18,906	10,226	30,908	72,832
Royalty/licensing agreements	476	1,100	634	—	2,210
Contingent payments to Cirrus	1,000	1,500	—	—	2,500
Purchase obligations	—	—	—	—	—
— Capital commitments	36,315	—	—	—	36,315
— Inventory purchase commitments	47,210	—	—	—	47,210
Total off balance sheet commitments	97,793	21,506	10,860	30,908	161,067

Total commitments	$279,661	$129,868	$290,444	$295,908	$995,881

Contingencies

In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15.5 million) made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.6 million) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 31, 2004 is estimated to be 28.2 billion South Korean Won (approximately $27.2 million). We do not believe that the outcome of the resolution of this matter will have a material adverse effect on our financial position, results of operations or cash flows. As of December 31, 2004, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.

Cash Flows From Operating Activities

For the year ended December 31, 2004, cash provided by operations was $136.6 million as compared to $82.5 million for the year ended December 31, 2003. Cash provided and used by operations is calculated by adjusting our net income (loss) by non-cash related items such as depreciation and amortization, accretion of discount (premium) on certain of our outstanding notes, amortization of debt issuance cost, impairment of goodwill, loss (gain) from sale of assets, deferred income taxes, foreign currency exchange loss (gain), minority interest and by changes in assets and liabilities. During the year ended December 31, 2004, non-cash related items included $453.0 million of goodwill impairment charges, $216.3 million related to depreciation and amortization, $11.4 million from the accretion of discount and premium, $0.1 million from loss on sale of assets, $15.0 million from the deferred taxes and $3.8 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in inventories, other receivables, prepaid expenses and other assets and decreases in accounts payable, accrued operating expenses and other payables. Working capital source of cash included decrease in accounts receivable and amounts due from affiliates.

Cash Flows From Investing Activities

For the year ended December 31, 2004, cash used in investing activities was $264.8 million versus $174.3 million for the year ended December 31, 2003. The primary usage of cash in investing activities were related to the acquisition of property and equipment of $287.6 million during 2004 and $209.3 million during 2003. The increase in capital expenditure is directly related to our increase in revenues and forecasted demand from customers. In the year ended December 31, 2004 and 2003, we invested in marketable securities which amounted to $160.9 million and $43.9 million respectively and received proceeds from the sale or maturity of our marketable securities of $177.2 million and $83.3 million, respectively. In the year ended December 31, 2004, we recorded $7.2 million of net cash acquired in the merger with ChipPAC.

Cash Flows From Financing Activities

For the year ended December 31, 2004, cash provided by financing activities was $41.1 million as compared to cash provided by financing activities of $234.7 million for the year ended December 31, 2003. During the year ended December 31, 2004, $107.6 million was borrowed and $81.0 million was repaid on our borrowings and debts as compared to $49.8 million and $47.1 million respectively for the year ended December 31, 2003. For the year ended December 31, 2004, we raised $210.5 million from the issue of our 6.75% senior notes due 2011, net of expenses and repurchased the $165.0 million face value 12.75% ChipPAC senior notes at an aggregate consideration of $175.5 million and repurchased $16.5 million aggregate principal of our 1.75% convertible notes at an aggregate consideration of $18.1 million. For the year ended December 31, 2003, we raised $112.3 million from the issue of a $115 million zero coupon notes due 2008, net of expenses. In addition, $7.2 million and $12.9 million of capital lease payments were made during the year ended December 31, 2004 and 2003, respectively. During the year ended December 31, 2004 and 2003, $2.0 million and $117.5 million respectively was provided by the issuance of new shares.

Special Tax Status

We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services” for an incentive period from January 1, 1996 to December 31, 2003. In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke retroactively our pioneer status granted from January 1, 1996 to December 31, 2003. The impact on our statement of operations, if this incentive had not been granted, would have been increases in deferred tax benefits of $8.1 million, $7.8 million and $0.6 million in 2001, 2002 and 2003, respectively. Income derived from non-pioneer activities during the pioneer period, however is subject to income tax at the prevailing enacted tax rate. The impact on our statement of operations if this incentive had not been granted, would have been reductions in income tax expense of $1.1 million, $0.9 million and $1.7 million in 2001, 2002 and 2003, respectively. If we had not been granted pioneer status, trade and non trade income, such as interest income, would have been subjected to income tax at the prevailing enacted rate. Our pioneer trade is in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, we have paid taxes in respect of its interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application for the revocation was approved by EDB. Accordingly, we expect to receive a refund of taxes amounting to $5.0 million paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.

Derivative Financial Instruments

From time to time, we have used derivative instruments such as forward foreign currency swaps, foreign forward contracts and options and interest rate swaps to mitigate the financial risks associated with certain assets and liabilities.

In 2003, hedge accounting has not been applied as the contracts entered into do not qualify as hedges under generally accepted accounting principles in the United States. Gains and losses on these contracts have been recorded as foreign currency gains or losses. As of December 31, 2003, we had no foreign currency forward contracts outstanding or any other derivative financial instruments, except for a premium deposit of $10.0 million denominated in Singapore dollars. The premium deposit is entered with Citibank, whereby interest earned on the deposit is at an enhanced rate of 3.95%. Upon its maturity on January 26, 2004, Citibank redeemed the principal and interest in U.S. dollars at the pre-determined strike price.

We entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean won and Malaysian Ringgit and to benefit from our expectations of future exchange rate fluctuations.

In February 2004, STATS ChipPAC Korea entered into a series of foreign currency forward contracts with Korea Exchange Bank. The total forward contracts of $55.0 million have been structured such that two contracts of $5.0 million in total have been settled each month from February to December 2004. The purpose of the forward contracts is to hedge the first $5.0 million of monthly operating expenses denominated in South Korean Won in order to limit the exposure to fluctuations in the foreign currency exchange rate against the U.S. Dollar. All forward contracts qualify for hedge accounting as defined by SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities.” During the year ended December 31, 2004, the Company recorded a realized gain of $1.63 million in the statement of operations.

In November and December 2004, STATS ChipPAC Korea entered into a series of foreign currency forward contracts with Korea Exchange Bank and Cho Hung Bank. The total forward contracts with Korea Exchange Bank and Cho Hung Bank amounted to $30.0 million and $40.0 million respectively. During the year ended December 31, 2004, the Company recorded unrealized gains of $3.78 million in other comprehensive loss.

In June 2004, STATS ChipPAC Malaysia Sdn. Bhd. entered into a series of foreign currency forward contracts with Southern Bank Bhd. The total forward contracts of $39.5 million have been structured such that two contracts of either $5.5 million or $6.0 million in total will be settled each month from June to December 2004. The purpose of the forward contracts is to hedge the first $5.5 million to $6.0 million of monthly operating expenses denominated in Malaysian Ringgit in order to limit the exposure to fluctuations in the foreign currency exchange rate against the U.S. Dollar. All forward contracts qualify for hedge accounting as defined by SFAS No.133. During the year ended December 31, 2004, the Company recorded an unrealized gain of $0.2 million in other comprehensive loss.

Foreign Currency Risk

A portion of our costs is denominated in foreign currencies, like the Singapore dollar, the South Korean Won, the Malaysian Ringgit, the Chinese Renminbi and the Japanese yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.

From time to time, we may have engaged in, and may continue to engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we implement will be effective. If it is not effective, we may experience reduced net income.

Research and Development

See “Item 4. Information on our Company — B. Business Overview — Research & Development.”

Recent Accounting Pronouncements

In March 2004, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-01). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. This consensus is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The application of this consensus does not have a material impact on our consolidated results of operations as our current policies are consistent with the consensus.

In April 2004, the EITF issued Statement No. 03-06 “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (EITF 03-06). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance as in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 became effective during the quarter ended June 30, 2004, the adoption of which did not have an impact on STATS’ or ChipPAC’s calculation of earnings per share.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” (SFAS 123 (R)) This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, “Statement of Cash Flows,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, we are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS No. 123(R) will be effective for quarterly periods beginning after June 15, 2005, which is our third quarter of fiscal 2005. We are currently evaluating the impact from this standard on its results of operations and financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age (as at January 31, 2005) and position of each director and member of senior management:

Name	Age	Position

Board of Directors
Charles Richard Wofford (1)(2)(3)	71	Chairman of the Board of Directors
Lim Ming Seong (2)(3)(4)	57	Deputy Chairman of the Board of Directors
Tan Lay Koon	46	Director, President & Chief Executive Officer
Peter Seah Lim Huat (5)(6)	58	Director

Name	Age	Position
Tay Siew Choon (7)(8)	57	Director
Steven Hugh Hamblin (8)(9)	56	Director
Richard John Agnich (10)	61	Director
Robert W. Conn	62	Director
R. Douglas Norby (9)	69	Director
Park Chong Sup (7)	57	Director

Senior Management
Wan Choong Hoe	51	Chief Operating Officer
Michael G. Potter	38	Chief Financial Officer
Han Byung Joon	45	Chief Technology Officer
Jeffrey R. Osmun	41	Vice President, Worldwide Sales and Marketing
Ng Tiong Gee	42	Chief Information Officer
Scott J. Jewler	39	Chief Strategy Officer
Dennis W. Daniels	50	Vice President, Corporate Human Resources

(1)	Chairman of the Executive Committee.

(2)	Member of the Executive Resource & Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Chairman of the Budget Committee.

(5)	Chairman of the Executive Resource & Compensation Committee.

(6)	Chairman of the Nominating Committee.

(7)	Member of the Budget Committee.

(8)	Member of the Executive Committee.

(9)	Member of the Audit Committee.

(10)	Chairman of the Audit Committee.

The Board of Directors held four meetings in person and five meetings by teleconference in 2004. The average attendance by directors at Board meetings they were scheduled to attend was 86%.

Pursuant to the terms of the merger agreement, Mr. Dennis P. McKenna, Dr. Conn, Mr. Norby and Dr. Park were nominated for election as our directors and Mr. McKenna was nominated to serve as Vice Chairman of our Board of Directors until December 31, 2004. At our extraordinary shareholders’ meeting on August 4, 2004, Mr. McKenna, Dr. Conn, Mr. Norby and Dr. Park were elected as our directors with Mr. McKenna appointed to serve as Vice Chairman of our Board of Directors until December 31, 2004. Mr. McKenna resigned from our Board of Directors with effect from December 8, 2004. Other than with respect to these four persons, there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. There are no family relationships among any of our directors, senior management or substantial shareholders. Mr. Tay was the Corporate Advisor to and Mr. Lim and Mr. Seah were employees of STPL, the parent company of our controlling shareholder, STSPL, until December 31, 2004, on which date, pursuant to a restructuring exercise, all the assets of STPL were transferred to STPL’s parent, Temasek Holdings. Mr. Seah has been a member of the Temasek Advisory Panel since January 1, 2005.

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

He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts degree from Texas Western College.

LIM MING SEONG

Lim Ming Seong became our Deputy Chairman in June 1998 and was re-elected to our Board of Directors in 2001. He is the Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd, Chairman of CSE Global Ltd, formerly known as CSE Systems & Engineering Ltd, and sits on the boards of StarHub Ltd and several other companies. Since joining STPL in December 1986, he has held various senior positions in the former Singapore Technologies group, including as Group Director of STPL until January 31, 2002. Prior to joining STPL, he was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. He also participated in the Advanced Management Programs at INSEAD and Harvard University.

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

PETER SEAH LIM HUAT

Peter Seah Lim Huat was appointed to our Board of Directors in July 2002. He has been a member of the Temasek Advisory Panel since January 1, 2005. He was until December 31, 2004 the President and Chief Executive Officer of STPL and also a member of its board of directors. He was a banker for the past 33 years, retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of Singapore Computer Systems Limited, SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered and StarHub Ltd. His other appointments include being a member of the Institute of Defence and Strategic Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry and Honorary Treasurer of the Singapore Business Federation Council. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.

TAY SIEW CHOON

Tay Siew Choon was appointed to our Board of Directors in July 2002. He is the Deputy Chairman of Green Dot Capital Pte Ltd, a subsidiary of Temasek Holdings and was the Corporate Advisor of STPL until December 31, 2004. He is also the Chairman of SNP Corporation Ltd and Co-Chairman of NexGen Financial Holdings Limited. He is also a board member of Chartered, ST Telemedia Pte Ltd, Straco Corporation Limited, Pan-United Corporation Ltd and SNP-Leefung Holdings Limited. Mr. Tay graduated from Auckland University in 1970 with a Bachelor of Engineering in Electrical Engineering under the Colombo Plan Scholarship and a Master of Science in System Engineering from the former University of Singapore in 1974.

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

RICHARD J. AGNICH

Richard J. Agnich was appointed to our Board of Directors in October 2001. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his B.A. in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.

ROBERT W. CONN

Robert W. Conn was appointed to our Board of Directors in August 2004. Dr. Conn was a member of the Board of Directors of ChipPAC prior to the merger. Dr. Conn has been the Managing Director of Enterprise Partners Venture Capital since July 2002. Dr. Conn served as Dean of the Jacobs School of Engineering, University of California, San Diego, from 1994 to 2002. From 1980 to 1994, Dr. Conn served as Professor of Engineering and Applied Science at the University of California, Los Angeles (UCLA), where he was founding director of the Institute of Plasma and Fusion Research. Dr. Conn co-founded a semiconductor equipment company in 1986, Plasma & Materials Technologies, now Trikon Technologies, and was Chairman of the Board through 1993. Dr. Conn is a member of the U.S. National Academy of Engineering, and served in 1997 and 1998 as a member of the President’s Committee of Advisors on Science and Technology Panel on Energy R&D Policy for the 21st Century. As Managing Director of a venture capital firm, Dr. Conn serves as a director of five private companies: NEXX Systems, Inc., Pivotal Systems, Inc., PathScale, Inc., Nuelight Corp, and TwinStar Systems, Inc. He is a member of one other public company board, Intersil Corporation, and serves on Intersil’s nominating and compensation committees. Dr. Conn received his Bachelor of Science in Chemical Engineering and Physics from the Pratt Institute. He received a Masters of Science in Mechanical Engineering and a Ph.D in Engineering Science from the California Institute of Technology.

R. DOUGLAS NORBY

R. Douglas Norby was appointed to our Board of Directors in August 2004. Mr. Norby was a member of the Board of Directors of ChipPAC prior to the merger. He has been Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc. since July 2003. Mr. Norby worked as a consultant for Tessera Technologies, Inc. from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of LSI Logic Corporation, Alexion Pharmaceuticals, Inc. and Verisity Ltd and serves as the Chairman of Alexion’s and Verisity’s audit committee. He received his B.A. in Economics from Harvard University and M.B.A. from Harvard Business School.

PARK CHONG SUP

Park Chong Sup was appointed to our Board of Directors in August 2004. Dr. Park was a member of the Board of Directors of ChipPAC prior to the merger. Dr. Park has been the Chairman and Chief Executive Officer of Maxtor Corporation since November 2004. Dr. Park served as Investment Partner and Senior Advisor at H&Q Asia Pacific from April 2004 until September 2004, and as Managing Director from November 2002 until March 2004. Dr. Park served as the Chairman and Chief Executive Officer of Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co. Ltd.) from April 2000 to May 2002. He served as President and Chief Executive Officer of Hyundai Electronics America, Inc. from September 1996 to October 1999 and Chairman from November 1999 to May 2002. Dr. Park is a director of Smart Modular Technologies, Inc. Dr. Park holds a B.A. in Management from Yonsei University, an M.A. in Management from Seoul National University, an M.B.A. from the University of Chicago and a Doctorate in Management from Nova Southeastern University.

SENIOR MANAGEMENT

WAN CHOONG HOE

Wan Choong Hoe was appointed Chief Operating Officer in September 2004. Mr. Wan was previously Vice President and Managing Director responsible for Singapore and China operations for National Semiconductor Manufacturer Singapore Pte. Ltd. (National Semiconductor), a position he held since 2000. From 1994 to 2000, Mr. Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore and previously held positions as Director of Operations and Director of QRA/ Logistics. Prior to joining National Semiconductor in 1986, Mr. Wan held various positions at Texas Instruments Singapore Pte. Ltd. and from 1997 to 2001 served as Chairman of the Gintic Research Institute Management Board. Mr. Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.

MICHAEL G. POTTER

Michael G. Potter was appointed Chief Financial Officer in August 2004. Mr. Potter was Acting Chief Financial Officer of ChipPAC prior to the merger, a position he had held since April 2004. Prior to that time, he served as Corporate Controller of ChipPAC from October 2000 through April 2004. Prior to joining ChipPAC, Mr. Potter held several executive positions at Honeywell Inc., including serving as Controller for a Strategic Business Unit of Honeywell. Mr. Potter started his career at KPMG Peat Marwick. Mr. Potter holds a Bachelor of Commerce degree, Accounting, from Concordia University and a Graduate Diploma of Public Accountancy from McGill University. He is also a chartered accountant.

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

JEFFREY R. OSMUN

Jeffrey R. Osmun was appointed Corporate Vice President, Worldwide Sales and Marketing and President, U.S. Operations in September 2002. Mr. Osmun joined us in September 1999 as Director of Sales, U.S. Central Region and was later appointed Vice President, North American Sales. Prior to that, he served as National Sales Manager of Kyocera America Inc. and, before that, held the post of Director of Development — College of Engineering and Applied Sciences for Lehigh University. Mr. Osmun received his Bachelor of Science in Mechanical Engineering from Lehigh University in 1985.

NG TIONG GEE

Ng Tiong Gee was appointed Chief Information Officer in May 2001. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational’s IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Hewlett Packard. Mr. Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in 1987. He also holds a Master’s Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.

SCOTT J. JEWLER

Scott J. Jewler joined us as our Chief Strategy Officer in August 2004. Prior to joining us, Mr. Jewler held various executive positions at Amkor Technology, Inc., including President of Amkor Technology Taiwan and Senior Vice President, Assembly Business Unit. Before that, he held various manufacturing operations positions at Mitsubishi Semiconductor America, Inc. Mr. Jewler holds five U.S. patents in the area of integrated circuit packaging. Mr. Jewler graduated from Clemson University with a Bachelor of Science degree in Mechanical Engineering.

DENNIS W. DANIELS

Dennis W. Daniels was appointed Corporate Vice President, Human Resources in August 2004. Mr. Daniels was Vice President, Corporate Administration and Human Resources at ChipPAC prior to the merger, a position he had held since November 2003. Prior to joining ChipPAC, he held several executive human resources positions at Solectron Corp, Chase Manhattan Mortgage Corp, PepsiCo and Tenneco Oil Corp. Before that, Mr. Daniels was an officer in the United States Marine Corps. Mr. Daniels holds a Bachelor of Science degree in Journalism from the University of Kansas and a Master’s degree in Public Administration from the University of Missouri.

B.	Compensation of Directors and Senior Management

In 2004, the aggregate amount of compensation and bonus paid and accrued for all of our directors and senior management was approximately $2.4 million broken down as follows:

	Executive	Non executive
	Directors	Directors(1)	Total(2)
Charles Richard Wofford		$111,000	$111,000
Lim Ming Seong		53,000	53,000
Tan Lay Koon	$659,224		659,224
Peter Seah Lim Huat		30,000	30,000
Tay Siew Choon		37,000	37,000
Quek Swee Kuan (3)		3,577	3,577
Koh Beng Seng(3)		21,590	21,590
Steven H. Hamblin		77,000	77,000
Teng Cheong Kwee(3)		24,500	24,500
William J. Meder(3)		32,590	32,590
Richard J. Agnich		48,250	48,250
Eleana Tan Ai Ching(4)		0	0
Dennis P. McKenna(5)(6)		16,000	16,000
Robert W. Conn(5)		14,340	14,340
R. Douglas Norby(5)		15,420	15,420
Park Chong Sup(5)		15,800	15,800
Senior management (excluding Executive Directors) as a group			1,248,239

	$659,224	$500,067	$2,407,530

(1)	We will seek approval at our annual general meeting in 2005 for the payment of directors’ fees of approximately $500,067 for the financial year ended December 31, 2004.

(2)	No compensation was given in the form of stock options. For more information on share options granted to our directors and senior management, see “E. Share Ownership for Directors and Senior Management.”

(3)	Resigned on August 5, 2004 pursuant to the merger with ChipPAC.

(4)	Resigned on September 10, 2004.

(5)	Appointed on August 5, 2004 pursuant to the merger with ChipPAC.

(6)	Resigned on December 8, 2004.

As of January 31, 2005, we have ten directors on our Board. Our executive director does not receive any directors’ fees. Our non-executive directors are paid directors’ fees. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2004 will be submitted for approval by our shareholders at our annual general meeting to be held in April 2005.

We have provided to our directors and officers customary directors and officers liability insurance cover.

We have an established incentive plan to reward our senior executives for their performance and contributions. The incentive pool is derived from the annual wage increments of the participants and a sharing of the positive Economic Value Added (EVA) and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool would be based on the collective achievement of the corporate goals, achievement of individual performance targets as well as his or her scoring on corporate values. Each senior executive will have his or her own notional EVA bank account. The bonus earned each year will be added to his or her notional EVA bank account, and only one third of the aggregate EVA bank amount will be paid for the year. Payment is made only when there is a positive EVA bank balance in the notional EVA bank account.

In the case of Mr. Tan, his incentive plan comprises a Performance Target Bonus component as well as an EVA-based incentive plan. The Performance Target Bonus is paid in relation to the extent to which he achieves his yearly individual targets which are set to focus on what needs to be achieved for the year in support of long term strategic business goals subject to a maximum payout of 2.5 months’ base salary. His EVA-based incentive plan is also based on a sharing of the positive EVA and the change in EVA over the preceding year. Each year, the EVA bonus earned will be added to (or subtracted from, in the case of negative EVA change) his notional EVA bank account, and only one third of the aggregate EVA bank amount will be the payout for the year. The balance is accrued to the following year as a provision for future years’ payout and the payout is subject to our future performance.

We do not provide any post-retirement benefits, other than pursuant to the plans required or permitted by local regulations and described below.

Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. The aggregate expenses under this plan were $3.0 million for 2002, $4.0 million for 2003 and $4.6 million for 2004.

Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees except for contract and foreign workers. STATS ChipPAC Malaysia Sdn Bhd’s total expenses under this plan for the period August 5, 2004 to December 31, 2004 were approximately $0.7 million. Employees with more than 20 years of service with STATSChipPAC Malaysia Sdn Bhd are entitled to a single sum payment of $2,600 upon their mandatory retirement from their employment at age 55 years. We paid US$5,300 for the period August 5, 2004 to December 31, 2004. Accrued gratuity benefits for eligible employees are adjusted annually as of Balance Sheet date.

Under Chinese Law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our Chinese employees. From August 5, 2004 to December 31, 2004, the aggregate expenses under this plan were $1.2 million.

Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek contributes its pension obligations to Central Trust of China, as required by the Labor Standards Law. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. Winstek’s total expenses under this plan were $24,000 for 2002, $46,000 for 2003 and $76,000 for 2004.

STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company contributes up to 6% of eligible employee compensation at the rate of 50% of employee contributions deferred to the 401(k) plan. The Company’s matching contributions under the 401(k) plan were $186,000, $258,000 and $262,000 for the year ended December 31, 2002, 2003 and 2004, respectively. The matching contributions are accrued monthly and adjusted when the actuals are calculated. The expenses relating to the plan are $15 per person per quarter and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.

ChipPAC, Inc. maintains a plan where each participant may contribute up to 15.0% of tax gross compensation (up to a statutory limit). The Company is required to make contributions based on contributions made by employees. The contributions to the 401(k) plan for the period from August 5, 2004 to December 31, 2004 were approximately $58,000.

Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (formerly ChipPAC Korea Company Ltd), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for period August 5, 2004 to December 31, 2004 were approximately $1.8 million.

Under the National Pension Act of South Korea, STATS ChipPAC Korea is required to contribute a certain percentage for pension based on the employees salary to the Korean National Pension Fund. The expense for the pension benefits for the period August 5, 2004 to December 31, 2004 were approximately $0.7 million.

C.	Board Practices

Board of Directors

Our Articles of Association set the minimum number of directors at two. We currently have ten directors. A number of our directors are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their last re-election or appointment standing for re-election. Accordingly, the appointments of Lim Ming Seong, Tan Lay Koon and Tay Siew Choon will expire and we will seek shareholders’ approval for their re-appointment at the next annual general meeting of shareholders in 2005. Under the Companies Act, the term of any director shall expire at the conclusion on the date of the annual general meeting of shareholders immediately following the date that director turns 70 years of age, although he or she will be eligible for re-election. Directors who are aged 70 or older are eligible for re-election upon the approval of the shareholders of the company by way of an ordinary resolution passed at an annual general meeting and, if re-elected, will hold office until the next annual general meeting of the shareholders. Accordingly, the appointment of Charles Richard Wofford, will expire and we will seek shareholders’ approval for his re-appointment at the next annual general meeting of shareholders to be held in 2005.

As of January 31, 2005, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (STSPL), beneficially owned approximately 36.69% of our outstanding ordinary shares. Temasek Holdings is the principal holding company through which the corporate investments of the Government of Singapore are held. As a result, Temasek Holdings will have significant influence over matters requiring the approval of our shareholders. The actions of Temasek and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations.

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

The Audit Committee currently consists of three members, all of whom are non-executive directors. They are Richard J. Agnich (Chairman), Steven H. Hamblin and R. Douglas Norby. The Audit Committee serves as an independent and objective party to review the integrity and reliability of the financial information presented by management to shareholders, regulators and the general public. It oversees the establishment, documentation, maintenance and periodic evaluation of the system of our internal controls and is responsible for the appointment, compensation, independence, retention, termination and oversight of the work of our external auditors. The Audit Committee also reviews and evaluates the performance and policies of our internal audit function and of its external auditors. Under Singapore law, only board members of a company may serve on its Audit Committee.

The Audit Committee held eight meetings in 2004.

(ii)	Executive Resource & Compensation Committee

The Executive Resource & Compensation Committee currently consists of Peter Seah Lim Huat (Chairman), Charles R. Wofford and Lim Ming Seong.

The Executive Resource & Compensation Committee oversees the development of leadership and management talent in our company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with focus on long term sustainability of business and long term shareholders’ return. Specifically, the Executive Resource & Compensation Committee, reviews and approves the compensation policies and incentive programs for key management executives and considers, reviews and approve the entire specific remuneration package and service contract terms for each key management executive. The compensation of the Chief Executive Officer is further required to be approved by the Board. The Executive Resource and Compensation Committee, also reviews and approves all our option plans, stock plans and other equity based plans.

The Executive Resource & Compensation Committee held four meetings in 2004.

(iii)	Budget Committee

The Budget Committee currently consists of Lim Ming Seong (Chairman), Tay Siew Choon and Chong Sup Park. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.

The Budget Committee held four meetings in 2004.

(iv)	Executive Committee

The Executive Committee currently consists of Charles R. Wofford (Chairman), Tay Siew Choon and Steven H. Hamblin.

The main objective of the Executive Committee is to enable the Board to delegate some of its powers and functions regarding the governing of our affairs and the affairs of our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by the Board.

The Executive Committee held four meetings in 2004.

(v)	Nominating Committee

The Nominating Committee which was established on January 28, 2004, comprises the same members as the Executive Resource & Compensation Committee. The Nominating Committee identifies suitable candidates for appointment to our Board of Directors, with a view to ensuring that the individuals comprising our Board can contribute in the relevant strategic areas of our business and are able to discharge their responsibilities as directors having regard to the law and high standards of governance.

The Nominating Committee held four meetings in 2004.

D.	Employees

As of December 31, 2004, we employed 11,280 full-time employees and 414 temporary employees or contract employees.

As of December 31, 2004, approximately 1,351 of our employees at the Icheon, South Korea facility are represented by the ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The collective bargaining agreement, which, among other things, covers basic union activities, working conditions and welfare programs, and the wage agreement are each effective through April 30, 2005. We believe that we have good relationships with our employees and the union.

The following table sets forth numbers of our employees by function and location for the dates indicated:

	STATS		STATS ChipPAC
	as of December 31		as of
	2002	2003	December 31, 2004
Function
Direct and Indirect Labor (Manufacturing)	2,346	3,596	10,398	(1)
Indirect Labor (Administration)	257	279	653
Research and Development	164	129	229

Total(1)	2,767	4,004	11,280

Location
Singapore	2,419	3,461	3,828
China	—	16	2,459
Malaysia	—	—	2,310
South Korea	—	—	2,031
Taiwan	224	376	443
United States	112	145	198
Others	12	6	11

Total(1)	2,767	4,004	11,280

(1)	The approximate 182% increase in headcount was the result of additional hires in 2004 to support the increase in the volume of our operations and the addition of ChipPAC employees as a result of the merger with ChipPAC.

E.	Share Ownership for Directors and Senior Management

Based on an aggregate of 1,944,384,070 ordinary shares outstanding as of January 31, 2005, each of our directors and senior management officers has a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of such date.

Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

All our ordinary shares have identical rights in all respects and rank equally with one another.

Share Options for Directors

The following table contains information pertaining to share options held by our directors as of January 31, 2005.

	Number of Ordinary	Per Share
	Shares Issuable on	Exercise Price
	Exercise of Option	S$	Exercisable Period
Charles R. Wofford	40,000	6.93	04/20/2001 to 04/19/2005
	50,000	1.592	04/24/2002 to 04/23/2006
	70,000	2.885	04/29/2003 to 04/28/2007
	100,000	1.99	08/06/2004 to 08/05/2008
	50,000	1.91	02/17/2005 to 02/16/2009
	50,000	1.06	08/11/2005 to 08/10/2009
Lim Ming Seong	200,000	1.592	04/24/2002 to 04/23/2011
	70,000	2.885	04/29/2003 to 04/28/2007
	70,000	1.99	08/06/2004 to 08/05/2008
	35,000	1.91	02/17/2005 to 02/16/2009
	35,000	1.06	08/11/2005 to 08/10/2009
Tan Lay Koon	500,000	6.93	04/20/2001 to 04/19/2010
	700,000	2.826	10/19/2001 to 10/18/2010
	449,000	1.592	04/24/2002 to 04/23/2011
	325,000	2.885	04/29/2003 to 04/28/2012
	2,000,000	2.2	06/26/2003 to 06/25/2012
	700,000	1.99	08/06/2004 to 08/05/2013
	500,000	1.91	02/17/2005 to 02/16/2014
	500,000	1.06	08/11/2005 to 08/10/2014
Peter Seah Lim Huat	70,000	1.99	08/06/2004 to 08/05/2013
	35,000	1.91	02/17/2005 to 02/16/2014
	35,000	1.06	08/11/2005 to 08/10/2014
Tay Siew Choon	70,000	1.99	08/06/2004 to 08/05/2013
	35,000	1.91	02/17/2005 to 02/16/2014
	35,000	1.06	08/11/2005 to 08/10/2009
Steven H. Hamblin	40,000	6.93	04/20/2001 to 04/19/2005
	50,000	1.592	04/24/2002 to 04/23/2006
	70,000	2.885	04/29/2003 to 04/28/2007
	70,000	1.99	08/06/2004 to 08/05/2008
	35,000	1.91	02/17/2005 to 02/16/2009
	35,000	1.06	08/11/2005 to 08/10/2009
Richard J. Agnich	20,000	1.298	10/23/2002 to 10/22/2006
	50,000	2.885	04/29/2003 to 04/28/2007
	50,000	1.99	08/06/2004 to 08/05/2008
	25,000	1.91	02/17/2005 to 02/16/2009
	25,000	1.06	08/11/2005 to 08/10/2009
Robert W. Conn(1)	174,000	1.88	04/15/2003 to 08/04/2009
	130,500	0.50	03/17/2004 to 08/04/2009
	130,500	1.36	02/05/2005 to 08/04/2009

	Number of Ordinary	Per Share
	Shares Issuable on	Exercise Price
	Exercise of Option	S$	Exercisable Period
R. Douglas Norby(1)	174,000	1.88	04/15/2003 to 08/04/2009
	130,500	0.50	03/17/2004 to 08/04/2009
	130,500	1.36	02/05/2005 to 08/04/2009
Park Chong Sup(1)	130,500	1.57	10/20/2001 to 08/04/2009
	43,500	0.38	09/27/2002 to 08/04/2009
	130,500	0.50	03/17/2004 to 08/04/2009
	130,500	1.36	02/05/2005 to 08/04/2009

(1)	The exercise prices for Dr. Conn’s, Mr. Norby’s and Dr. Park’s options are denominated in U.S. dollars and presented here in Singapore dollars for comparability purposes using the exchange rate based on Bloomberg Close Quote on August 5, 2004 of S$1.7214 per $1.00.

Employees’ Share Ownership Scheme

We had an Employees’ Share Ownership Scheme for employees and directors of our company, our subsidiary and the related companies within the Singapore Technologies Group which was terminated prior to the initial public offering of our shares on the Nasdaq National Market and Singapore Exchange in February 2000.

Share Option Plan

STATS ChipPAC Ltd. Substitute Purchase and Option Plan (the “Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP” and collectively with the Substitute Option Plan, the “Substitute Plans”). In connection with the merger between STATS and ChipPAC, we adopted the Substitute Plans to enable substitute options to be granted to holders of options granted under the ChipPAC 1999 Stock Purchase and Option Plan and the ChipPAC 2000 Equity Incentive Plan. The number of our ordinary shares that may be issued under the Substitute Option Plan and the Substitute EIP, may not exceed, in the aggregate, 7.2 million and 73 million ordinary shares, respectively.

STATS ChipPAC Ltd. Share Option Plan, as amended. Effective May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (STATS 1999 option plan). The STATS 1999 option plan was amended from time to time to accomplish various varying objectives, including among other purposes, to comply with changes in applicable laws and to bring the plan in line with current market practices. In connection with the consummation of the merger and, in light of the significant increase in the number of our employees, our shareholders approved an amendment to the STATS 1999 option plan, effective as of August 5, 2004, to increase the maximum number of ordinary shares issuable under the plan and the issuance of new ordinary shares upon the exercise of options granted under the plan. The STATS 1999 option plan was re-named the STATS ChipPAC Ltd. STATS Option Plan (“STATS ChipPAC option plan”).

The purpose of the STATS ChipPAC option plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in us through the grant of options to purchase our ordinary shares. Options granted under the STATS ChipPAC option plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

The aggregate number of ordinary shares that may be issued under the STATS ChipPAC option plan may not exceed 245 million shares (subject to anti-dilution adjustment pursuant to the STATS ChipPAC option plan).

STATS ChipPAC Ltd. Employee Share Purchase Plan 2004. In connection with the merger, effective August 5, 2004, our shareholders approved the adoption of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (ESPP). The purpose of the ESPP is to provide our employees with the opportunity to purchase our ordinary shares in order to encourage broad employee ownership, encourage employees to remain in our employ, enhance the ability to attract new employees by providing an opportunity to acquire a vested interest in our success and provide a performance incentive to our employees. The ESPP is intended to qualify under Sections 421 and 423 of the United States Internal Revenue Code.

Participants in the ESPP may elect through payroll deductions or a lump sum contribution to purchase our ordinary shares or ADSs at a fixed discount.

A maximum aggregate of 130 million ordinary shares whether issued in the form of ordinary shares or ADSs have been reserved for issuance under the ESPP.

As of January 31, 2005, options to purchase an aggregate of 131,666,844 ordinary shares were outstanding, out of which 18,671,800 were held by all our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from April 2005 to October 2014.

In 2005, we expect to grant to our directors, officers and employees additional options under the STATS ChipPAC option plan. The exercise price of such options will be equal to the fair market value of the underlying ordinary shares on the date of the grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Prior to the consummation of our merger with ChipPAC in August 2004, Singapore Technologies Semiconductors Pte Ltd (STSPL) held 59.18% of our outstanding shares. This was reduced to a 32.67% following the consummation of the merger.

Following a restructuring of the Temasek Holdings group of companies on December 31, 2004, Temasek Holdings acquired all of the shareholdings in STSPL held by Temasek Holdings’ wholly-owned subsidiary, Singapore Technologies Pte Ltd. As of January 31, 2005, Temasek Holdings, through STSPL, beneficially owns approximately 36.69% of our outstanding ordinary shares. Temasek Holdings is the principal holding company through which the corporate investments of the Government of Singapore are held. As a result, Temasek Holdings will have significant influence over matters requiring the approval of our shareholders.

     Matters that typically require the approval of our shareholders include, among other things:

•	the election of directors;

•	the merger or consolidation of us with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.

The following table sets forth certain information regarding the ownership of our ordinary shares as of January 31, 2005 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage(2)
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
Singapore Technologies Semiconductors Pte Ltd(1)	713,386,050	36.69%

(1)	Includes 2.41% of shares lent to Deutsche Bank AG, Singapore Branch, and Morgan Stanley & Co. International Limited as of January 31, 2005 pursuant to a Global Master Securities Lending Agreement in connection with the issue of convertible notes due 2008 by STATS ChipPAC. Temasek Holdings, the principal holding company through which the corporate investments of the Government of Singapore are held, owns 100% of the ordinary shares of STSPL. Temasek Holdings is deemed to beneficially own ordinary shares which are owned directly by STSPL.

(2)	Based on an aggregate 1,944,384,070 ordinary shares outstanding as of January 31, 2005.

     All our ordinary shares have identical rights in all respects and rank equally with one another.

Our ordinary shares have been traded on the Singapore Exchange Securities Trading Limited since January 31, 2000 and our ADSs have been traded on the Nasdaq since January 28, 2000.

As of February 28, 2005, 88,817,550 of our ordinary shares, representing 4.5% of our outstanding shares, were held by a total of 32 holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADSs could be higher.

On February 28, 2005, the closing price of our ordinary shares on the SGD-ST was S$1.00 per ordinary share and the closing price of our ADSs on Nasdaq was $6.09 per ADS.

B.	Related Party Transactions

Temasek Holdings is a holding company with investments in a group of companies (the Temasek Holdings Group). We engage in transactions with companies in the Temasek Holdings Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered in March 2000 pursuant to which we agreed to provide wafer sort, packaging and test services to Chartered. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002. This agreement governs the conduct of business between the parties, relating, among other things, to our provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement does not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder. In April 2004, we entered into another test services agreement with Chartered pursuant to which we agreed to give Chartered priority to use six of our testers, and access to six additional testers, for which Chartered guarantees minimum loading and issuance of purchase orders of $450,000 per month. This test services agreement is due to expire in March 2005.

In October 2001, we gave a guarantee on behalf of our subsidiary, STATS ChipPAC, Inc., for the lease by STATS ChipPAC, Inc. of its office in California in the United States. The guarantee covers the full performance of each term, covenant and condition of the lease, including payment of all rent and other sums that may be required to be paid under the lease. As of December 31, 2004, the amount outstanding under this guarantee was approximately $2.1 million.

In the years ended December 31, 2002, 2003 and 2004, we paid management fees of $1.1 million for each year, to STPL for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into in December 1999. Prior to this agreement, these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll. We believe that our arrangement with STPL approximated the cost of providing these services.

Mr. Tan Bock Seng served as Chief Executive Officer of the Company from May 18, 1998 to January 7, 2002. Effective January 8, 2002, the Company appointed Mr. Tan Bock Seng as advisor to their Board of Directors. In August 2002, Mr. Tan Bock Seng terminated the advisory agreement between him and our company. In recognition of his past services, STPL made a payment of $1.0 million to Mr. Tan Bock Seng. The Company accounted for the payment as compensation expense in the income statement and as additional paid-in capital within shareholders’ equity as the payment did not involve any cash outlay by our company.

We participated in a cash management program managed by a bank for the former Singapore Technologies Group. Under this program, cash balances are pooled with other companies in the former Singapore Technologies Group. The daily cash surpluses or shortfalls of the companies within the pool earn or bear interest at prevailing interest rates. This arrangement was terminated as of November 30, 2004. In the past, we had deposited excess funds with ST Treasury Services Ltd, a wholly-owned subsidiary of Temasek Holdings but we have ceased to do so since October 1, 2004. Our insurance coverage is held under various insurance policies which are negotiated by our insurance brokers along with those of other companies in the former Singapore Technologies Group. While this enabled us to benefit from the group rates negotiated by our insurance brokers, these policies are issued and billed directly to us and are further negotiated by us to tailor to our specific insurance needs.

In accordance with the requirements of the Nasdaq Marketplace Rules, all new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of the Board of Directors. We also engage in transactions with other companies directly or indirectly controlled by Temasek Holdings, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee.

C.	Interest of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please see Item 18 for a list of the financial statements filed as part of this Annual Report.

Legal Proceedings

On July 31, 2002, Seagate Technology L.L.C. filed suit against Atmel Corporation and Atmel SARL in Santa Clara County Superior Court. Seagate alleges that Atmel supplied defective semiconductor chips, and that Atmel had its chips outsourced and packaged by ChipPAC and Amkor Technology, Inc. On November 19, 2003, Atmel filed a First Amended Cross-Complaint against ChipPAC, Amkor and Sumitomo Bakelite, Ltd., the Japanese manufacturer of the allegedly defective epoxy mold compound. ChipPAC is currently being defended by insurance counsel, subject to the complete reservation of rights by the insurance company. ChipPAC has filed a cross-complaint against Sumitomo. We believe the claims against ChipPAC for indemnification are without merit and will vigorously defend the litigation. However, the litigation process is inherently uncertain and there can be no assurance that the outcome of these claims will be favorable for ChipPAC.

We are not involved in any other legal proceedings; the outcome of which we believe would have a material adverse effect on our business, financial condition or results of operations. From time to time, however, we are involved in claims that arise in the ordinary course of business, and we maintain insurance that we believe to be adequate to cover these claims.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares, including our ordinary shares represented by ADSs.

B.	Significant Changes

There has been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and require disclosure in this Annual Report for which disclosure was not made in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Price range of our ordinary shares and ADSs

The historical ‘high’ and ‘low’ prices of our ordinary shares and ADSs for the periods stated are as shown below.

	Price per ordinary share on the		Price per ADS on
	SGX (in S$)		Nasdaq (in US$)
	High	Low	High	Low
Annual for 2000	10.90	2.72	63.63	13.13
Annual for 2001	2.84	0.99	16.00	5.60
Annual for 2002	3.16	0.87	17.25	4.89
Annual for 2003	2.73	1.05	15.75	6.16
Annual for 2004	2.45	0.92	14.74	5.40
Quarterly highs and lows:
— quarter ending March 31, 2003	1.44	1.05	8.00	6.16
— quarter ending June 30, 2003	1.83	1.15	10.30	6.65
— quarter ending September 30, 2003	2.59	1.72	14.89	9.55
— quarter ending December 31, 2003	2.73	1.93	15.75	11.40
— quarter ending March 31, 2004	2.45	1.64	14.74	9.51
— quarter ending June 30, 2004	1.88	1.30	10.71	7.38
— quarter ending September 30, 2004	1.43	1.00	7.84	5.50
— quarter ending December 31, 2004	1.12	0.92	6.61	5.40
Monthly highs and lows:
September 2004	1.15	1.02	6.98	5.90
October 2004	1.12	0.975	6.61	5.69
November 2004	1.01	0.92	6.00	5.40
December 2004	1.05	0.915	6.38	5.51
January 2005	1.04	0.88	6.27	5.37
February 2005	1.09	0.935	6.49	5.78

B.	Plan of Distribution

Not applicable

C.	Markets

Our ordinary shares are listed on the Singapore Exchange Securities Trading Limited or SGX-ST (SGX-ST: STATSChP) and our ADSs are quoted on the Nasdaq National Market or Nasdaq (NASDAQ: STTS).

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

We are a company limited by shares incorporated under the laws of the Republic of Singapore. Our company registration number in Singapore is 199407932D.

Objects

We were established mainly to manufacture, assemble, test and provide services relating to electrical and electronic components. We also carry out research and development work in relation to the electrical and electronic industry.

A detailed list of all the other objects and purposes of our company can be found in Article 3 of our Memorandum of Association which was filed as an Exhibit to our registration statement on Form F-1 (Registration Number: 333-93661) in connection with our initial public offering in 2000 and is available for examination at our registered office at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore.

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

No shares are required to be held by a director for director’s qualification.

Under Singapore law, no person of or over the age of 70 years shall be appointed or act as a director of a public company or of a subsidiary of a public company unless the shareholders at an annual general meeting vote by an ordinary resolution in favor of his appointment to hold office until the next annual general meeting of the company.

Our Articles of Association set the minimum number of directors at two. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election.

Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. There is currently no alternate director. Under Singapore law, the alternate director is not merely an agent of the director but is accountable to the company for his or her actions as director during the period for which he or she acts as alternate director.

Ordinary Shares

Our authorized capital is S$800,000,000 consisting of 3,200,000,000 ordinary shares of par value S$0.25 each. We have only one class of shares, namely, ordinary shares, which have identical rights in all respects and rank equally with one another. Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may think fit, and may issue preference shares which are, or at the option of our company are, redeemable, subject to certain limitations.

Our directors may issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium on those shares will, subject to certain exceptions, be transferred to a share premium account. All of our ordinary shares are in registered form. All our issued ordinary shares are entitled to voting rights. We may, subject to and in accordance with the Companies Act, Chapter 50 of Singapore (the Companies Act) purchase our own ordinary shares. We may not, except as provided in the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our ordinary shares.

New Ordinary Shares

New ordinary shares may only be issued with the prior approval of the shareholders in a general meeting. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required by law to be held, whichever is earlier. Our shareholders have given the general authority to allot and issue any remaining approved but unissued ordinary shares in the capital of our company prior to the next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that, amongst others, new ordinary shares may not be issued to transfer a controlling interest in our company without the prior approval in general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association or Singapore law.

Shareholders

Only persons who are registered in our register of members and, in cases in which the person so registered is The Central Depository (Pte) Limited (CDP), the persons named as depositors in the depository register maintained by CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights in respect of any ordinary share other than an absolute right to the entirety thereof of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of members for any time or times. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders’ entitlement to receive dividends and other distributions for no more than ten days a year.

Transfer of Ordinary Shares

There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in a form acceptable to our directors. Our directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if the applicant pays a fee which will not exceed S$2 together with the amount of the proper duty chargeable, if any, and furnishes any evidence and indemnity that our directors may require.

General Meetings of Shareholders

We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by Singapore law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of our company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital, share premium account or capital redemption reserve fund. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business and a statement regarding the effect of any proposed resolution on our company in respect of such special business.

Voting Rights

A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry settlement system will only be entitled to vote at a general meeting if his name appears on the depository register maintained by CDP as at 48 hours before the time of the general meeting as certified by CDP to our Company. Except as otherwise provided in our Articles of Association, two or more shareholders holding at least 33 1/3% of our total issued and fully-paid ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A poll may be demanded in certain circumstances, including by the chairman of the meeting, by not less than five shareholders present in person or by proxy and entitled to vote or by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting.

Dividends

We may, by ordinary resolution of our shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our directors. We must pay all dividends out of our profits. However, we may capitalize our share premium account and apply it to pay dividends, if such dividends are satisfied by the issue of shares to the shareholders. Our directors may also declare an interim dividend without the approval of the shareholders. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder’s ordinary shares, unless the rights attaching any ordinary shares or the terms of issue thereof provide otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, the payment to CDP of any dividend payable to a shareholder who holds his ordinary shares through the CDP book-entry settlement system shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.

Bonus and Rights Issue

Our directors may, with approval by our shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to our shareholders in proportion to their shareholdings. Our directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of any stock exchange in which we are listed.

Take-Overs

The Singapore Code on Take-over and Mergers (the “Take-over Code”) regulates the acquisition of, amongst others, ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future take-over or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.

“Parties acting in concert” comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: a company and its related and associated companies and companies whose associated companies include any of these companies;, a company and any of its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts), a company and any of its pension funds and employee share schemes; a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, a financial or other professional adviser and its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis; where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital; directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent; partners; and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his or her instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions.

Subject to certain exceptions, a take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months.

Under the Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to consider and decide on the offer.

Liquidation or Other Return of Capital

If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any distribution of surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.

Indemnity

As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, our directors and officers shall be entitled to be indemnified by our company against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as officers or employees of our company and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify our directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.

Limitations on Rights to Hold or Vote Shares

Except as described herein, there are no limitations imposed by Singapore law or by our Articles of Association on the rights of non-resident shareholders to hold or exercise voting rights attached to our ordinary shares.

Substantial Shareholdings

The Companies Act and the Securities and Futures Act, Chapter 289 of Singapore require the substantial shareholders of our company to give notice to our company and the SGX-ST, including particulars of their interest and the circumstances by reason of which they have such interest, within two business days of their becoming substantial shareholders of our company and of any change in the percentage level of their interest.

Under the Companies Act, a person has a substantial shareholding in our company if he has an interest (or interests) in one or more voting shares in our company and the nominal amount of that share (or the aggregate amount of the nominal amounts of those shares) is not less than 5 per cent of the aggregate of the nominal amount of all voting shares in our company.

“Percentage level”, in relation to a substantial shareholder, means the percentage figure ascertained by expressing the aggregate of the nominal amount of our voting shares in which the substantial shareholder has an interest or interests immediately before or (as the case may be) immediately after the relevant time as a percentage of the nominal amount of all the voting shares in our company, and, if it is not a whole number, rounding that figure down to the next whole number.

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

Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may direct or prohibit any act or cancel or vary any transaction or resolution, regulate the conduct of our company’s affairs in the future, and authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the courts may direct. The Singapore courts may also direct that our company or some of our shareholders purchase a minority shareholder’s shares and, in the case of a purchase of shares by us, a corresponding reduction of our share capital, and direct that our Memorandum or Articles of Association be amended or that our company be wound up.

C.	Material Contracts

We lease the land on which our Singapore facility is situated pursuant to a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is $43,073 (S$70,209) per month, after deducting a rebate offered by the landlord, subject to revision to market rate in March of each year, with the increase capped at 4% per annum. In August 2004, the rate of rental increase was changed from a cap of 4% per annum to a cap of the lower of 5.5% per annum of the preceding annual rental rate or to the prevailing rental rate posted by the Housing and Development Board. The new rates will become effective upon the landlord’s withdrawal of the rental rebate or in March 2005.

In January 2002, we established a $306.7 million (S$500.0 million) MTN Program. Under the MTN Program, we may, from time to time, issue notes in series or tranches in Singapore dollars or any other currencies as may be agreed upon between us and the dealers of the MTN Program. Each series of notes may be issued in various amounts and terms, and may bear fixed or floating rates of interest. The notes constitute unsecured obligations. The MTN Program limits our ability to pay dividends while the interest on the notes is unpaid, to create security interests to secure our indebtedness and to undertake any form of reconstruction, amalgamation, merger or consolidation with another company if such arrangement would affect our ability to make payments on the notes, among other things. We intend to use any proceeds from the MTN Program for our general corporate purposes including capital expenditure, working capital and investments. We have not issued any notes under the MTN Program. Our ability to issue notes under the MTN Program will depend on market and other conditions (including our financial condition) prevailing at the time we intend to issue notes. As a result, we may not be able to issue notes under the MTN Program.

In March 2002, we issued $200.0 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, we will pay to the note holders 117.665% of the principal amount. The notes can be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if our shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of the notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder’s notes at a price to yield of 4.91% per year to the redemption date. We have received demands for the redemption of $125,420,000 aggregate amount of the notes. The total amount payable in respect of the redeemed Notes, including interest, is $139,813,590. We intend to pay for all or a portion of the redeemed notes with cash at hand or some form of financing or a combination of both.

We have licensed patent rights from Motorola, Inc. to use technology in manufacturing BGA packages under an agreement which expires on December 31, 2010. Under this agreement, we are required to pay Motorola a royalty based upon a percentage of net revenues. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.

In June 2003, we executed a Strategic Assistance Loan Agreement with Simmtech, pursuant to which we granted an interest-free loan of $5 million to Simmtech and Simmtech undertook to supply such quantities of materials, substrates and other supplies to enable us to produce a specified number of PBGA and stPBGA packages up to mid 2007. The loan is repayable in installments of $450,000, with the first installment of the repayment amount due on June 23, 2004 and thereafter on the first day of each subsequent three month period, except that the last repayment amount is due no later than July 1, 2007. In order to secure Simmtech’s obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 0.7 million shares of common stock of Simmtech under a

Pledge Agreement dated June 20, 2003 as well as transferred to us pursuant to a Yangdo Tambo Agreement dated June 20, 2003, all its rights and interests in certain movable property to be released and re-transferred upon the repayment of the loan. On December 26, 2003, we signed a Base Capacity and Continuing Support Agreement with Simmtech and a Loan Agreement pursuant to which we granted an interest-free loan of $15 million to Simmtech. Under the Base Capacity and Continuing Support Agreement which took effect from January 1, 2004, Simmtech further committed and undertook to supply certain quantities of substrates and other supplies to enable us to produce certain specified quantities of PBGA and stPBGA packages. In connection with this, we executed a Strategic Assistance Loan Agreement under which we granted a loan of $15 million to Simmtech. The loan is repayable in installments of $882,353, with the first installment due on January 2, 2005 and thereafter on the first day of each subsequent three month period, except that the last installment is due no later than January 2, 2009. Under the Loan Agreement, in the event that Simmtech spins off its substrate manufacturing operations and forms a new company, to run such operations, we are entitled to make an equity investment of up to 30% in the new company. Further, for as long as the loan is outstanding from Simmtech, we have the right to nominate for election one non-standing member of the board of directors of Simmtech. In order to secure Simmtech’s obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 2.4 million shares of common stock of Simmtech under a Share Pledge Agreement dated December 26, 2003. Simmtech also transferred to us pursuant to a Yangdo Tambo Agreement dated December 26, 2003, all its rights and interests in the equipment to be purchased using the loan sums. These rights and interests will be released and re-transferred upon repayment of the loan. In addition, we were granted a fourth priority maximum amount factory mortgage over certain property owned by Simmtech. At Simmtech’s request, we discharged the pledge of 0.7 million shares on January 27, 2005 in consideration of the value of the 2.4 million shares pledged to us under the December 26, 2003 Share Pledge Agreement.

In November, 2003, we issued $115.0 million of senior unsecured and unsubordinated convertible notes due November 7, 2008. The convertible notes have a yield to maturity of 4.25%. At the maturity date, we will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into our ordinary shares, or subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of $3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of UD$1.00 =S$1.7403). The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if our shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require us to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require us to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date.

In January 2004, in order to enhance our yields on our cash deposits, we entered into a bond transaction and an asset swap transaction with Deutsche Bank AG, London Branch. In exchange for the purchase of certain bonds from the Bank at a bond purchase price of $96,116,000, the Bank agreed to make four payments of $25,000,000 each spread out over the years 2004 to 2007, to us in respect of the bonds. In consideration for such payments, we agreed to pledge the Bonds in favor of the Bank and enter into an International Swaps and Derivatives Association (“ISDA”) Agreement (“ISDA Agreement”) with the Bank. We liquidated the bonds and terminated the ISDA Agreement in August 2004.

On February 10, 2004, we signed an Agreement and Plan of Merger and Reorganization with ChipPAC, pursuant to which a newly formed, wholly owned subsidiary of ours merged with ChipPAC and ChipPAC became our wholly owned subsidiary. Pursuant to the merger, each share of Class A common stock, par value US$0.01 per share, of ChipPAC was converted into the right to receive 0.87 of our ADSs. STPL has entered into a voting agreement pursuant to which it agreed to vote approximately 59% of STATS outstanding capital stock beneficially owned by STPL in favor of the issuance of our ADSs in connection with the merger and certain other related matters. In addition, certain of ChipPAC’s stockholders who owned approximately 18% of ChipPAC’s Class A common stock entered into a voting agreement pursuant to which they agreed to vote in favor of the merger. The merger with ChipPAC was completed on August 5, 2004.

In May and June 2003, ChipPAC issued $150.0 million of 2.5% convertible subordinated notes due 2008. These convertible notes are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008, with interest at the rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes were originally convertible into ChipPAC Class A common stock. However, as a condition precedent to the merger, we, ChipPAC and the trustee for these convertible notes entered into a supplemental indenture to modify the conversion rights of these convertible notes such that these convertible notes would be convertible into our ADSs. Pursuant to the supplemental indenture, these convertible notes can be converted into our ADSs at a conversion price of $9.267 per ADS. The conversion price may be subject to adjustments for certain events. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any. On October 11, 2004, we, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act with an obligation for us to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130.5 million aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004. Payment of the consent fee of $326,250 was made on November 4, 2004.

In November 2004, we issued $215.0 million of 6.75% senior notes due 2011. These notes are our unsecured senior obligations. These notes are guaranteed, on an unsecured senior basis, by all of our existing wholly owned subsidiaries (except STATS ChipPAC Test Services (Shanghai) Co., Ltd. and STATS ChipPAC Shanghai Co., Ltd.) and our future restricted subsidiaries (except where prohibited by local law). These notes will mature on November 15, 2011, with interest at the rate of 6.75% per annum payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2005. Prior to November 15, 2008, we may redeem all or part of these notes at any time by paying a “make-whole” premium plus accrued and unpaid interest. We may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, we may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of these notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, we may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, we will be required to offer to purchase these notes at 101% of their principal amount plus accrued and unpaid interest.

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

	Singapore Dollars Per US$1.00
	Noon Buying Rate
	Average(1)	Low	High	Period End
Year Ended December 31,
2000	1.73	1.65	1.76	1.73
2001	1.80	1.73	1.85	1.85
2002	1.79	1.73	1.85	1.74
2003	1.74	1.70	1.78	1.70
2004	1.69	1.63	1.73	1.63

Month
September 2004	—	1.68	1.71	1.68
October 2004	—	1.66	1.69	1.66
November 2004	—	1.64	1.67	1.64
December 2004	—	1.63	1.65	1.63
January 2005	—	1.63	1.65	1.64
February 2005	—	1.62	1.65	1.62

(1)	The average of the daily Noon Buying Rates on the last business day of each month during the year.

E.	Taxation

Singapore Taxation

The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The following is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs, (collectively, the “Securities”) to a holder of the Securities who is not tax resident in Singapore. The statements below are not to be regarded as advice on the Singapore tax position of any holder of the Securities or of any person acquiring, selling or otherwise dealing with the Securities or on any tax implications arising from the acquisition, sale or other dealings in respect of the Securities. The statements made herein do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Securities and does not purport to deal with the tax consequences applicable to all categories of investors some of which (such as dealers in securities) may be subject to special rules. Prospective purchasers and holders of the Securities are advised to consult their own tax advisors as to the Singapore or other tax consequences of the acquisition, ownership or disposition of the Securities, including, in particular, the effect of any foreign, state or local tax laws to which they are subject.

Income Tax

General

Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.

Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 22% for the years of assessment 2004 and a rate of 20% with effect from the year of assessment 2005, or 15% in the case of interest, royalty and rental of moveable equipment, subject to certain exceptions. We are obligated by law to withhold tax at the source.

A corporation will be regarded as being tax resident in Singapore if the control and management of its business is exercised in Singapore (for example, if the corporation’s board of directors meets and conducts the business of the corporation in Singapore). An individual is tax resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if resides in Singapore.

Dividend Distributions

Dividends received in respect of our ordinary shares or ADSs by either a resident or non-resident of Singapore are not subject to Singapore withholding tax.

Dividends paid out of Tax-Exempt Income or Income subject to Concessionary Tax Rate

If we pay dividends on the ordinary shares or ADSs out of income received that is exempt from tax because of our pioneer status or out of our income received that is subject to tax at a concessionary rate, if any, such dividends will be free from Singapore tax in the hands of the holders of the ordinary shares and ADSs. See “Item 5. Operating and Financial Review and Prospects — Special Tax Status” for a discussion of our pioneer status.

Dividends paid out of Income subject to Normal Corporate Taxation

Imputation System

Prior to January 1, 2003, (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see “New One-Tier Corporate Tax System” below) Singapore was on the imputation system of corporate taxation. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rate 22% for the years of assessment 2004) and 20% with effect from the year of assessment 2005 would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends “Franked Dividends” net of such tax and would be taxed on. The gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate. In this way, the tax we paid would be available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).

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

However, to enable companies to make use of their unutilized dividend franking credits as at December 31, 2002, there will be a five-year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system for the purposes of paying Franked Dividends out of its unutilized dividend franking credits as at December 31, 2002. Accordingly, as long as we remain on the imputation system, shareholders may continue to receive dividends with credits attached as described above under “Imputation System.”

For the transitional period from January 1, 2003 up to December 31, 2007, when the imputation system will co-exist with the one-tier corporate tax system, if we have not moved to the one-tier system, tax vouchers issued by us will distinguish between franked dividends and normal tax exempt dividends not being exempt dividends under the one-tier system, such as dividends paid out of tax exempt income, approved deduction or further deduction of expenses or foreign tax credit allowed. If we have fully utilized our dividend franking credits (that is, we are required to move to the one-tier system) or if we elect to move to the one-tier system at an earlier date, tax vouchers issued by us will distinguish between normal tax exempt dividends and exempt dividends under the one-tier system. We do not presently intend to migrate to the new one-tier corporate tax system until our dividend franking credits as at December 31, 2002 are fully utilized or until the transition period comes to an end on December 31, 2007, whichever is earlier.

No comprehensive tax treaty currently exist between Singapore and the United States.

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

Estate Duty

In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties of the individual situated in Singapore. Estate duty is not imposed on the movable properties in Singapore owned by a non-domiciled person. Thus, an individual holder of the ordinary shares or ADSs who is not domiciled in Singapore at the time of his death will not be subject to Singapore estate duty on the value of the ordinary shares or ADSs held by the individual upon the individual’s death.

Prospective purchasers of ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisers regarding the Singapore estate duty consequences of their investment and ownership of such ordinary shares and/or ADSs.

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax consequences of the ownership and disposition of ordinary shares (including ordinary shares represented by ADSs). This summary applies only to U.S. Holders that are beneficial owners of ordinary shares or ADSs and that hold ordinary shares or ADSs as “capital assets.” This discussion does not address tax considerations applicable to a U.S. Holder’s special circumstances or to U.S. Holders that may be subject to special tax rules. U.S. Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences of the ownership and disposition of ordinary shares and ADSs in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.

Distributions on Ordinary Shares or ADSs

Subject to the passive foreign investment company, or PFIC, rules discussed below, distributions, if any, made with respect to the ordinary shares or ADSs will be included in the income of a U.S. Holder as dividend income to the extent of our current and accumulated earnings and profits, calculated pursuant to United States federal income tax principles. U.S. Holders must include such distributions in income on the date they are actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of the ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for reduced rate of taxation if we are a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and the ordinary shares or the ADSs are considered to be readily tradable on an established securities market within the United States. No assurance can be made that our status as a qualified foreign corporation will not change.

A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by United States corporations. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. Such capital gain will be long-term capital gain if the U.S. Holder’s holding period of the ordinary shares or ADSs is more than one year at the time of sale or exchange.

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

Dividends received with respect to the ordinary shares or ADSs will be treated as income from outside the United States, but, for taxable years beginning before December 31, 2006, generally will be treated as “passive income” or “financial services income” for United States foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will be treated as “passive category income” or “general category income” for United States foreign tax credit purposes. Under Section 904(g) of the United States Internal Revenue Code of 1986, as amended, dividends paid by a foreign corporation 50% or more of which is owned by United States persons may be treated as income from sources within the United States to the extent that the foreign corporation has more than a small amount of income from sources within the United States. The Singapore taxes are paid by our company and deemed to have been distributed to and paid by our shareholders. A U.S. Holder will not be subject to United States federal income tax on such amounts, and the holder will not be eligible for foreign tax credits for such amounts against its United States federal income tax liability.

Sale or Exchange of the Ordinary Shares or ADSs

Subject to the PFIC rules discussed below, upon the sale or exchange of an ordinary share or an ADS, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or exchange and (ii) such holder’s adjusted tax basis in the ordinary share, or ADS. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary share or ADS is more than one year at the time of sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 15%. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.

Passive Foreign Investment Company

Special United States federal income tax rules apply to U.S. persons owning shares of a PFIC. We do not believe that we are currently a PFIC, nor do we anticipate becoming a PFIC in the foreseeable future. However, there can be no assurance that we will not become a PFIC at some future time as a result of changes in our assets, income or business operations.

If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares, ADSs, such U.S. Holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the ordinary share or ADSs and on any “excess distribution” received. Such U.S. Holder would also be subject to a special interest charge with respect to any such gain or “excess distribution.” Rather than being subject to this tax regime, a U.S. Holder of ordinary shares or ADSs may make a “qualified electing fund” or “mark-to-market” election. A “qualified electing fund” election generally should be made for the first taxable year in which a company is a PFIC.

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

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in currency exchange rates and interest rates. To mitigate the currency exchange risks, a substantial majority of our revenue, material and equipment supplies are transacted in U.S. dollars. We may employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures. These instruments are generally used to reduce or eliminate the financial risks associated with its assets and liabilities and not for trading purposes.

Investment and Interest Rates. Our exposure to market risk associated with changes in interest rates primarily relates to its investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. As of December 31, 2004, our long-term debt obligations for the $200.0 million and $115.0 million senior unsecured and unsubordinated convertible notes due March 18, 2007 and November 7, 2008, the $50.0 million and $150.0 million subordinated convertible notes due June 15, 2011 and June 1, 2008 and the $215.0 million senior notes due 2011 bear a fixed interest rate. The convertible notes due March 18, 2007 bear interest at a rate of 1.75% per annum and have a yield to maturity of 4.91%. The convertible notes due November 7, 2008 have a yield to maturity of 4.25%. The senior subordinated convertible notes due 2011 and 2008 and senior notes due 2011 bear interest of 8.0%, 2.5% and 6.75% per annum.

Currency Exchange Rates. A portion of our costs is denominated in foreign currencies, like the Singapore dollar, the New Taiwan dollar and the Japanese yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysia Ringgit to benefit from its expectations of future exchange rate fluctuations.

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

Currency, maturity and interest rate information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 4, 15, and 17 to our audited consolidated financial statements, respectively.

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

Not applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

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

The net proceeds from our initial public offering was used to repay loans of $25.0 million from ST Treasury Services Ltd, a related party, $35.0 million from Den Danske Bank and $22.2 million due on the EDB loan on the respective repayment due dates, and for general corporate purposes, including for capital expenditure and general working capital. Except as set forth in the previous sentence, none of the proceeds were paid, directly or indirectly to our directors, officers or their associates or to any person owning ten percent or more of our ordinary shares or to our affiliates. As of December 31, 2004, our cash resources amounted to $247.7 million, comprising $227.5 million in cash and cash equivalents and $20.2 million in marketable securities.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Based on our chief executive officer’s and chief financial officer’s evaluation of our disclosure controls and procedures (as defined in Rules 13a-14 (c) and 15d-14 (c) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Form 20-F, they have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

Changes to internal controls

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Steven Hugh Hamblin and Mr. R. Douglas Norby qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in Rule 4200(15) of the Nasdaq Marketplace Rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our officers, directors and employees and to all officers, directors and employees of our subsidiaries. The text of our Code of Business Conduct and Ethics is posted on our internet website at http://www.statschippac.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG served as our independent registered public accounting firm for the financial year ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. PWC served as our independent registered public accounting firm from August 2004.

The following table shows the fees we paid or accrued for the audit and other services provided by KPMG for 2003 and PWC for 2004.

	December 31,
	2003	2004
	(in thousands of US$)
Audit Fees	$374	$918
Audit-Related Fees	7	160
Tax Fees	71	42
All Other Fees	—	35

Total	$452	$1,155

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

Audit-Related Fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include internal control reviews of new systems, programmes and projects; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; accounting assistance; audits for MTN Program, offering of convertible notes and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

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

All Other Fees. No fees were paid or billed by KPMG or by PWC with respect to any other services which have not been described above, in 2003 and 2004.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. All of the services provided by KPMG and PWC during the last two fiscal years have been approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. ISSUER PURCHASES OF EQUITY SECURITIES

Neither we, nor any affiliated purchaser, made any purchase of our equity securities for the year ended December 31, 2004.

ITEM 17. FINANCIAL STATEMENTS

See Item 18 for a list of the Financial Statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets as at December 31, 2003 and 2004

Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004

Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum and Articles of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 3.2 to Form F-4 of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on April 6, 2004

2.1	Form of specimen certificate representing ST Assembly Test Services Ltd’s ordinary shares — incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

2.2	Deposit Agreement among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and the holders from time to time of ADRs issued thereunder (including the form of ADR) — incorporated by reference to Exhibit 2.2 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 30, 2001

4.1	ST Group Management & Support Services Agreement dated December 27, 1999 by and between Singapore Technologies Pte Ltd and ST Assembly Test Services Ltd — incorporated by reference to Exhibit 10.1 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.2	Lease Agreement dated November 18, 1996 by and between the Housing and Development Board and ST Assembly Test Services Ltd — incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.3	Agreement for the period January 1, 2003 to March 31, 2003, for the extension of the BGA Immunity Agreement entered into on October 18, 1996 between Motorola Inc and ST Assembly Test Services Ltd — incorporated by reference to Exhibit 4.6 of Form 20-F of ST Assembly Test Services filed with the Securities and Exchange Commission on March 31, 2003

4.4	Program Agreement dated January 10, 2002 by and between Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program — incorporated by reference to Exhibit 4.6 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.5	Trust Deed dated January 10, 2002 by and between British and Malayan Trustees Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program — incorporated by reference to Exhibit 4.7 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.6	Agency Agreement dated January 10, 2002 by and between British and Malayan Trustees Limited,

Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program — incorporated by reference to Exhibit 4.8 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.7	Indenture dated March 18, 2002 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.10 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.8	US$168 Million Reg S Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.11 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.9	US$25 Million Reg S Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.12 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.10	US$7 Million Restricted Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.13 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.11	Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of ST Assembly Test Services Ltd dated March 24, 2003 by and between Tan Lay Koon and ST Assembly Test Services Ltd — incorporated by reference to Exhibit 4.16 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.12	ChipPAC, Inc. Employee Retention and Severance Plan — incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K of ChipPAC, Inc. for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 12, 2004

4.13	Separation Agreement, dated as of February 10, 2004, among ST Assembly Test Services Ltd, ChipPAC, Inc. and Dennis P. McKenna — incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K of ChipPAC, Inc. for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 12, 2004

4.14	Amendment Agreement dated April 22, 2003 renewing the Immunity Agreement dated October 18, 1996 by and between Motorola Inc. and ST Assembly Test Services Ltd — incorporated by reference to Exhibit 4.12 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.15	Securities Pledge Agreement dated January 16, 2004 by and between ST Assembly Test Services Ltd as Pledgor and Deutsche Bank AG, London Branch as Pledgee — incorporated by reference to Exhibit 4.13 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.16	Confirmation Letter Agreement dated January 8, 2004 by and between ST Assembly Test Services Ltd and Deutsche Bank AG, London Branch — incorporated by reference to Exhibit 4.14 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.17	Agreement and Plan of Merger and Reorganization dated February 10, 2004 by and between ST Assembly Test Services Ltd, ChipPAC, Inc. and Camelot Merger, Inc. — incorporated by reference to Exhibit 4.15 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.18	Strategic Assistance Loan Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co Ltd — incorporated by reference to Exhibit 4.16 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.19	The Yangdo Tambo Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.17 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.20	Pledge Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.18 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.21	Loan Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd and Se-Ho Chun — incorporated by reference to Exhibit 4.19 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.22	Yangdo Tambo Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.20 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.23	Share Pledge Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Se-Ho Chun — incorporated by reference to Exhibit 4.21 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.24	Factory Kun Mortgage Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.22 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.25	Base Capacity and Continuing Support Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.23 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.26	Indenture dated November 7, 2003 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the Convertible Notes Due 2008 — incorporated by reference to Exhibit 4.24 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.27	US$115 Million Reg S Global Note issued by ST Assembly Test Services Ltd under the Indenture relating to the Convertible Notes Due 2008 — incorporated by reference to Exhibit 4.25 of Form 20-F of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.28	Purchase Agreement, dated as of May 22, 2003, by and between ChipPAC, Inc. and Lehman Brothers Inc. — incorporated by reference to Exhibit 4.5 of Form S-3 of ChipPAC, Inc. filed with the Securities and Exchange Commission on August 26, 2003

4.29	Registration Rights Agreement, dated March 28, 2003, by and between ChipPAC, Inc. and Lehman brothers Inc. — incorporated by reference to Exhibit 10.39 of Form 10-Q of ChipPAC, Inc. filed with the Securities and Exchange Commission on August 8, 2003 for the period ended June 30, 2003

4.30	Indenture, dated as of May 28, 2003, by and between ChipPAC, Inc. and U.S. Bank National Association, as trustee incorporated by reference to Exhibit 10.40 of Form 10-Q of ChipPAC, Inc. filed with the Securities and Exchange Commission on August 8, 2003 for the period ended June 30, 2003

4.31	Employment Agreement, dated as of February 26, 2004, among ST Assembly Test Services Ltd, ChipPAC, Inc. and Dennis Daniels — incorporated by reference to Exhibit 4.7 of Form F-4 of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on April 6, 2004

4.32	Employment Agreement, dated as of March 17, 2004, among ST Assembly Test Services Ltd, ChipPAC, Inc. and Michael G. Potter — incorporated by reference to Exhibit 4.8 of Form F-4 of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on April 6, 2004

4.33	Retention Agreement, entered into on April 18, 2004, among ST Assembly Test Services Ltd, ChipPAC, Inc. and Robert Krakauer — incorporated by reference to Exhibit 10.42 to the Quarterly Report on Form 10-Q of ChipPAC, Inc. for the three months ended March 31, 2004, as filed with the Securities and Exchange Commission on May 10, 2004

4.34	Retention Agreement, dated as of May 11, 2004, between ChipPAC, Inc. and Patricia McCall — incorporated by reference to Exhibit 10.44 to the Quarterly Report on Form 10-Q of ChipPAC, Inc. for the three months ended June 30, 3002, as filed with the Securities and Exchange Commission on July 30, 2004

4.35	First Supplemental Indenture among ChipPAC Inc., as Company, ST Assembly Test Services Ltd, as Parent, and U.S. Bank National Association, as Trustee, dated August 4, 2004 — incorporated by reference to Exhibit 42 of Form F-3 of STATS ChipPAC, Inc. filed with the Securities and Exchange Commission on October 13, 2004

4.36	STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan — incorporated by reference to Exhibit 4.4 to Form S-8 POS of STATS ChipPAC Ltd. of August 25, 2004

4.37	STATS ChipPAC Ltd. Substitute Equity Incentive Plan — incorporated by reference to Exhibit 4.5 to Form S-8 POS of STATS ChipPAC Ltd. of August 25, 2004

4.38	STATS ChipPAC Ltd. Share Option Plan — incorporated by reference to Exhibit 4.3 to Form S-8 of STATS ChipPAC Ltd. of August 25, 2004

4.39	STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 — incorporated by reference to Exhibit 4.4 to Form S-8 of STATS ChipPAC Ltd. of August 25, 2004

4.40	Indenture, dated November 18, 2004, by and between STATS ChipPAC Ltd. and U.S. Bank National Association

4.41	Purchase Agreement, dated as of November 5, 2004 by and between STATS ChipPAC Ltd, Deutsche Bank AG, Singapore Branch and Lehman Brothers International (Europe)

4.42	Registration Rights Agreement, dated November 18, 2004, by and between STATS ChipPAC Ltd. and STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC, Inc., ChipPAC International Company Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company, STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, STATS ChipPAC Malaysia Sdn. Bhd., and STATS ChipPAC Korea Ltd. (collectively, the “Subsidiary Guarantors”) and Deutsche Bank AG, Singapore Branch and Lehman Brothers International (Europe)

4.43	Subsidiary Guarantee Agreement, dated November 18, 2004, by and between STATS ChipPAC Ltd., the Subsidiary Guarantors and U.S. Bank National Association, as Trustee

4.44	Second Supplemental Indenture among ChipPAC International, as Issuer, ChipPAC, Inc., as Guarantor, and U.S. Bank National Association as Trustee, dated October 7, 2004

4.45	Second Supplemental Indenture among ChipPAC Inc., as Company, STATS ChipPAC Ltd., as Parent, and U.S. Bank National Association, as Trustee, dated October 11, 2004

4.46	Third Supplemental Indenture among ChipPAC Inc., as Company, STATS ChipPAC Ltd., as Parent, and U.S. Bank National Association, as Trustee, dated November 2, 2004

8.1	List of subsidiaries

12.1	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Pricewaterhouse Coopers, Singapore, independent registered public accounting firm

15.2	Consent of KPMG, independent registered public accounting firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STATS CHIPPAC LTD.
Date: March 18, 2005
By /s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

STATS CHIPPAC LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
STATS ChipPAC Ltd.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Singapore
March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
ST Assembly Test Services Ltd:

We have audited the accompanying consolidated balance sheet of ST Assembly Test Services Ltd and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ST Assembly Test Services Ltd and subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

KPMG

Singapore
February 6, 2004

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31
In thousands of U.S. Dollars (except per share data)

	Note	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	3	$313,163	$227,509
Short-term marketable securities	4	11,144	2,060
Accounts receivable, net	5	79,899	149,650
Amounts due from affiliates	2	7,050	2,623
Other receivables	6	2,773	16,813
Inventories	7	19,839	54,690
Prepaid expenses and other current assets	8	14,863	38,836

Total current assets		448,731	492,181
Long-term marketable securities	4	23,313	18,121
Property, plant and equipment, net	9	474,133	1,035,803
Intangible assets	10	1,940	125,830
Goodwill	11	2,209	523,598
Prepaid expenses and other non-current assets	8	43,526	76,169

Total assets		$993,852	$2,271,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$8,042	$68,573
Payables related to property, plant and equipment purchases		54,089	51,638
Accrued operating expenses	13	40,661	63,899
Income taxes payable		3,383	2,038
Short-term borrowings	15	—	19,874
Amounts due to affiliates	2	1,836	137
Current obligations under capital leases	16	5,296	7,587
Current installments of long-term debt	17	6,841	154,407

Total current liabilities		120,148	368,153
Obligations under capital leases, excluding current installments	16	812	10,771
Long-term debt, excluding current installments	17	358,789	642,175
Other non-current liabilities	19	4,463	50,362

Total liabilities		484,212	1,071,461
Minority interest		33,684	40,891
Share capital:
Ordinary shares — par value S$0.25,
Authorized 3,200,000,000 shares
Issued ordinary shares — 1,076,620,120 in 2003 and 1,944,330,450 in 2004	20	172,434	298,233
Additional paid-in capital	21	489,355	1,507,612
Accumulated other comprehensive loss	22	(9,921)	(2,860)
Accumulated deficit		(175,912)	(643,635)

Total shareholders’ equity		475,956	1,159,350

Commitments and contingencies	24

Total liabilities and shareholders’ equity		$993,852	$2,271,702

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
In thousands of U.S. Dollars (except per share data)

	Note	2002	2003	2004
Net revenues		$225,738	$380,691	$769,121
Cost of revenues		(247,943)	(328,014)	(643,540)

Gross profit (loss)		(22,205)	52,677	125,581

Operating expenses:
Selling, general and administrative		36,693	36,475	84,965
Research and development		18,856	15,295	17,637
Goodwill and asset impairments	9, 11	14,666	—	453,000
Prepaid leases written off		764	—	—
Other general expenses (income), net		548	374	(464)

Total operating expenses		71,527	52,144	555,138

Operating income (loss)		(93,732)	533	(429,557)

Other income (expense), net:
Interest income		5,271	4,785	4,430
Interest expense		(10,414)	(13,994)	(28,816)
Foreign currency exchange gain (loss)		(512)	1,634	(1,122)
Other non-operating income (expense), net	25	3,419	7,570	(936)

Total other income (expense), net		(2,236)	(5)	(26,444)

Income (loss) before income taxes		(95,968)	528	(456,001)
Income tax benefit (expense)	14	7,163	(705)	(7,894)

Loss before minority interest		(88,805)	(177)	(463,895)
Minority interest		(514)	(1,539)	(3,828)

Net loss		$(89,319)	$(1,716)	$(467,723)

Basic and diluted net loss per ordinary share		$(0.09)	$(0.00)	$(0.33)
Basic and diluted net loss per ADS		$(0.90)	$(0.02)	$(3.27)
Ordinary shares (in thousands) used in per ordinary share calculation:
— basic and diluted		991,549	1,005,374	1,428,954
ADS (in thousands) used in per ADS calculation:
— basic and diluted		99,155	100,537	142,895

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31
In thousands of U.S. Dollars

	2002	2003	2004
Net loss	$(89,319)	$(1,716)	$(467,723)
Other comprehensive loss:
Unrealized gain (loss) on available-for-sale marketable securities	1,012	3,687	(548)
Realized (gain) loss on available-for-sale marketable securities included in net loss	(125)	(5,040)	537
Unrealized gain on hedging instruments	—	—	3,953
Realized gain on hedging instruments	—	—	(168)
Foreign currency translation adjustment	(212)	698	3,287

Comprehensive loss	$(88,644)	$(2,371)	$(460,662)

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other	Accumulated	Total
			Paid-in	Comprehensive	Earnings	Shareholders’
	Ordinary Shares		Capital	Loss	(Deficit)	Equity
	No.
	(In thousands)	$	$	$	$	$
Balances at January 1, 2002	989,683	159,961	387,652	(9,941)	(84,877)	452,795
Share issuances	2,432	334	944	—	—	1,278
Non-cash compensation	—	—	1,023	—	—	1,023
Stock compensation	—	—	60	—	—	60
Net loss	—	—	—	—	(89,319)	(89,319)
Other comprehensive income	—	—	—	675	—	675

Balances at December 31, 2002	992,115	160,295	389,679	(9,266)	(174,196)	366,512
Share issuances	84,505	12,139	99,579	—	—	111,718
Stock compensation	—	—	97	—	—	97
Net loss	—	—	—	—	(1,716)	(1,716)
Other comprehensive loss	—	—	—	(655)	—	(655)

Balances at December 31, 2003	1,076,620	172,434	489,355	(9,921)	(175,912)	475,956
Share issuances	5,802	856	1,112	—	—	1,968
Share issuances and assumption of share options in connection with acquisition	861,908	124,943	1,016,549	—	—	1,141,492
Stock compensation	—	—	658	—	—	658
Effect of subsidiary’s equity transaction	—	—	(62)	—	—	(62)
Net loss	—	—	—	—	(467,723)	(467,723)
Other comprehensive income	—	—	—	7,061	—	7,061

Balances at December 31, 2004	1,944,330	298,233	1,507,612	(2,860)	(643,635)	1,159,350

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
In thousands of U.S. Dollars

	2002	2003	2004
Cash Flows From Operating Activities
Net loss	$(89,319)	$(1,716)	$(467,723)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	105,466	120,610	188,683
Goodwill and asset impairments and prepaid leases written off	15,430	—	453,000
Amortization of leasing prepayments	19,222	11,732	25,718
Debt issuance cost amortization	882	1,155	1,913
Loss (gain) on sale of property, plant and equipment	702	100	(656)
Accretion of discount on convertible notes	5,013	7,366	11,437
Loss from repurchase of senior and convertible notes	—	—	797
Foreign currency exchange loss (gain)	367	(3,367)	(830)
Deferred income taxes	(8,189)	(1,246)	15,005
Non-cash compensation	1,023	—	—
Minority interest in income of subsidiary	514	1,539	3,828
Loss (gain) on sale and maturity of marketable securities	(125)	(5,040)	537
Others	(3)	(54)	1,029
Changes in operating working capital:
Accounts receivable	(23,633)	(30,277)	8,149
Amounts due from affiliates	(2,030)	(2,932)	4,427
Inventories	(2,482)	(10,095)	(1,171)
Other receivables, prepaid expenses and other assets	(893)	(16,783)	(64,421)
Accounts payable, accrued operating expenses and other payables	7,163	11,769	(41,406)
Amounts due to affiliates	(611)	(213)	(1,699)

Net cash provided by operating activities	28,497	82,548	136,617

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	110,962	77,566	130,497
Proceeds from maturity of marketable securities	2,844	5,753	46,687
Purchases of marketable securities	(157,976)	(43,850)	(160,943)
Acquisition of intangible assets	(65)	—	(1,428)
Acquisition of subsidiary, net of cash acquired	—	(467)	7,208
Purchases of property, plant and equipment	(113,169)	(209,326)	(287,574)
Others, net	751	(3,946)	729

Net cash used in investing activities	(156,653)	(174,270)	(264,824)

Cash Flows From Financing Activities
Repayment of short-term debt	$—	$(27,419)	$(72,006)
Repayment of long-term debt	(14,321)	(19,713)	(8,982)
Proceeds from issuance of shares, net of expenses	1,278	117,477	1,968
Proceeds from issuance of convertible and senior notes, net of expenses	195,032	112,345	210,458
Repurchase of senior and convertible notes	—	—	(193,647)
Proceeds from bank borrowings	20,592	49,839	107,620
Decrease (increase) in restricted cash	(13,026)	8,223	2,927
Grants received	1,150	6,784	—
Capital lease payments	(10,082)	(12,862)	(7,210)

Net cash provided by financing activities	180,623	234,674	41,128

Net increase (decrease) in cash and cash equivalents	52,467	142,952	(87,079)
Effect of exchange rate changes on cash and cash equivalents	(20)	2,550	1,425
Cash and cash equivalents at beginning of the year	115,214	167,661	313,163

Cash and cash equivalents at end of the year	$167,661	$313,163	$227,509

Supplementary Cash Flow Information
Interest paid (net of amount capitalized)	$3,312	$5,580	$21,974
Income taxes paid	$1,333	$669	$1,023
Non-cash items
Issuance of shares and assumption of share options in connection with acquisition	$—	$—	$1,066,994
Equipment acquired under capital leases	$11,576	$2,663	$—
Compensation paid by Singapore Technologies Pte Ltd.	$1,023	$—	$—

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In thousands of U.S. Dollars (except per share data)

1.	Background and Summary of Significant Accounting Policies

     (a) Business and Organization

STATS ChipPAC Ltd. (“STATS ChipPAC” or “STATS” prior to consummation of the merger) and subsidiaries (collectively the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company was formed in connection with the merger of ST Assembly Test Services Ltd and ChipPAC, Inc. (“ChipPAC”), which was consummated on August 5, 2004. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share, owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total shares outstanding. As a result of the merger, ChipPAC became a wholly-owned subsidiary of STATS. The transaction was accounted for using the purchase method. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.

In 2004, the Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), issued new shares to its employees as employee stock bonus and resulted in the dilution of the Company’s interest in Winstek from 55.0% to 54.5%. The Company recognized the loss of $62 on the dilution on interest within shareholders’ equity.

The Company has operations in Singapore, South Korea, China, Malaysia, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.

Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd, beneficially owned approximately 37% of the Company as of December 31, 2004. Temasek is the principal holding company through which corporate investments of the Government of Singapore are held.

     (b) Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) consistently applied for all periods.

     (c) Principles of Consolidation

The consolidated financial statements include the consolidated accounts of STATS ChipPAC and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     (d) Issuances of Stock by Subsidiaries

Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stocks to third parties, are recognized as increases or decreases to additional paid-in capital as a component of shareholders’ equity.

     (e) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units, and contingent liabilities, among others. Actual results could differ from these estimates.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In thousands of U.S. Dollars (except per share data)

     (f) Reclassifications

Certain reclassifications have been made in prior years' financial statements to conform with classifications used in the current year.

     (g) Foreign Currency Transactions

The Company predominantly utilizes the U.S. dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses which are denominated in foreign currencies are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.

Winstek designates the New Taiwan Dollar as its functional currency. Where the functional currency of a subsidiary is other than the Company’s U.S. dollar reporting currency, the financial statements are translated into U.S. dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive loss, which is reflected as a separate component of shareholders’ equity.

     (h) Certain Risks and Concentrations

The Company’s customers are comprised of companies in the semiconductor industry located primarily in the United States of America, Europe and Asia. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breath of packaging offerings, time-to-market, technical competence, design services quality, production yields, reliability of customer service and price.

The Company’s largest customer accounted for approximately 30%, 32% and 21% of revenues for the years ended December 31, 2002, 2003, and 2004, respectively. The Company’s five largest customers collectively accounted for approximately 64%, 66% and 56% of revenues for the years ended December 31, 2002, 2003 and 2004, respectively. The decommitment from any major customer for products, or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures.

Cash and cash equivalents are deposited with banks primarily in Singapore, South Korea, China, Malaysia, British Virgin Islands, Taiwan and the United States of America. Deposits in these banks may exceed the amount of insurance provided on such deposits, if any. The Company has not experienced any losses to date on its bank cash deposits. Prior to December 2004, the Company also participates in a pooled cash management arrangement and places short-term advances with affiliates of Temasek.

South Korean, Chinese and Malaysian foreign currency exchange regulations may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China and Malaysia. As of December 31, 2004, there were no restrictions on foreign funds flow.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In thousands of U.S. Dollars (except per share data)

     (i) Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts and money market funds at December 31, 2004.

     (j) Derivative Instruments and Hedging Activities

The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.

In 2004, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 31, 2004, the Company had realized and unrealized gain of $168 and $3,953, respectively, on its foreign forward contracts. In 2003, hedge accounting has not been applied as the foreign currency forward contracts entered into do not qualify as hedges. Gains and losses on these contracts have been recorded as foreign currency gains or losses.

     (k) Marketable Securities

Marketable securities at December 31, 2003 and 2004 consist of corporate debt securities denominated principally in U.S. dollars and classified as available-for-sale. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

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

     (l) Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In thousands of U.S. Dollars (except per share data)

     (m) Business Combination

Business combinations have been accounted for using the purchase method accounting. Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired has been recorded as goodwill.

     (n) Goodwill

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) effective January 1, 2002. Under SFAS 142, goodwill is not amortized, but is tested for impairment. The Company tests goodwill for impairment on an annual basis in the designated quarters for its different reporting units, and whenever circumstances indicate the carrying value of the goodwill may have been impaired. The impairment test is performed by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit is determined in the same manner as the amount of goodwill recognized in a purchase business combination.

The estimates of fair value of a reporting unit are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. In estimating fair values of its reporting units, the Company also use analyst estimates as well as comparable market analyses.

     (o) Intangible assets

The Company acquires patent rights and technology licenses from other companies for use in its processes. Cost of the technology licenses is amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, the costs of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 4, 2004, determined by independent appraisals.

Intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In thousands of U.S. Dollars (except per share data)

     (p) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Land use rights	50 to 99 years
Building, mechanical and electrical installation	3 to 25 years
Equipment	2 to 8 years

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

The Company adopted SFAS No. 143, “Accounting For Asset Retirement Obligations,” (“SFAS 143”) on January 1, 2003, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and (or) normal use of asset.

     (q) Long-Lived Assets

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

     (r) Comprehensive Loss

The Company applies SFAS No. 130, “Reporting Comprehensive Income” with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss consists of net loss, foreign currency translation adjustments and unrealized gain (loss) on available-for-sale marketable securities and hedging instruments, and is presented in the consolidated statements of comprehensive loss.

     (s) Revenue Recognition

Revenue is derived primarily from wafer probe, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered net of returns, trade discounts and allowances, and excluding goods and services tax.

Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in Securities Exchange Commission’s Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements.”

The Company’s sales arrangement include probe, packaging or test services sold on a standalone basis, as well as multiple-element arrangements where probe, packaging, test, and in some cases pre-production and post-production services are provided together. Where arrangements provide for multiple elements, elements are either combined into one single unit of accounting or treated as separate units of accounting depending on whether certain specified criteria are met. Revenue is allocated to each unit of accounting based on fair value, determined by reference to prices of services sold on a standalone basis.

The Company generally does not take ownership of customer supplied semiconductors as these materials are sent to the Company on a consignment basis. Accordingly, the values of the customer supplied materials are neither reflected in revenue nor in cost of revenue.

Provisions are made for estimates of potential sales returns and discounts allowance for volume purchases and early payments and are recorded as a deduction from gross revenue based upon historical experience and expectations of

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In thousands of U.S. Dollars (except per share data)

customers’ ultimate purchase levels and timing of payment. Actual revenues may differ from estimates if future customer purchases or payment timing differ, which may happen as a result of changes in general economic conditions, market demand for the customers’ products, or desire by customers’ interest in achieving payment timing discounts. Actual returns and discounts have not historically been significantly different from estimates. In addition, specific returns and discounts are provided for at the time their existence is known and the amounts are estimable.

The following sets forth the percentage of net revenues by packaging products group and testing services:

	For the Year Ended
	December 31,
	2002	2003	2004
	%	%	%
Revenue
— packaging — array	14.8	20.6	40.6
— packaging — leaded	34.0	26.9	20.9
— test	51.2	52.5	38.5

Total	100.0	100.0	100.0

Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.

     (t) Grants

Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to income on the straight-line basis over the estimated useful lives of the relevant assets.

Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.

There are no restrictions on transferring technology or manufacturing products developed with government grants.

     (u) Stock-Based Employee Compensation

At December 31, 2004, the Company has two stock-based employee compensation plans, which are more fully described in Note 25. The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and includes pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” Compensation cost is measured as the excess of fair market value of the stock subject to the option at measurement date over the exercise price of the option.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In thousands of U.S. Dollars (except per share data)

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss would have been increased to the pro forma amounts indicated below:

	For the Year Ended December 31,
	2002	2003	2004
Net loss as reported	$(89,319)	$(1,716)	$(467,723)
Add: Total stock-based employee compensation expenses included in reported net loss, net of related tax effects	60	97	658
Deduct: Total stock-based employee compensation expenses determined under the fair value method for all awards, net of related tax effects	(9,390)	(10,496)	(18,492)

Pro forma net loss	$(98,649)	$(12,115)	$(485,557)

Basic and diluted net loss per share:
As reported	$(0.09)	$(0.00)	$(0.33)
Pro forma	$(0.10)	$(0.01)	$(0.34)
Basic and diluted net loss per ADS:
As reported	$(0.90)	$(0.02)	$(3.27)
Pro forma	$(0.99)	$(0.12)	$(3.40)

The fair value of options granted for the years ended December 31, 2002, 2003 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2002	2003	2004
Expected lives	5 years	5 - 10 years	5 - 10 years
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	1.8% - 3.0%	2.5% - 3.6%	0.8% - 4.3%
Expected volatility	52.1% - 59.1%	59.7% - 67.4%	55.9% - 64.9%

     (v) Employee Benefit Plans

Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek contributes 2% of eligible wages and salaries, on a monthly basis, to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, Winstek actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As at December 31, 2004, there is no shortfall in the plan’s assets. Total pension plan expenses for the year ended December 31, 2002, 2003 and 2004 were approximately $24, $46 and $76, respectively. Additional disclosures regarding this pension plan pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” are not considered necessary due to the insignificance of the amounts involved.

STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company contributes up to 6% of eligible employee compensation at the rate of 50% of employee contributions deferred to the 401(k) plan. The Company’s matching contributions under the 401(k) plan were $186, $258 and $262 for the year ended December 31, 2002, 2003 and 2004, respectively. The matching contributions are accrued monthly and adjusted when the actuals are calculated. The expenses relating to the plan are $15 per person per quarter and are

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In thousands of U.S. Dollars (except per share data)

accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.

ChipPAC, Inc. maintains a 401(k) plan where each participant may contribute up to 15.0% of tax gross compensation (up to a statutory limit). The Company is required to make contributions based on contributions made by employees. The contributions to the 401(k) plan for the period from August 5, 2004 to December 31, 2004 were approximately $58.

Employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. In accordance with the National Pension Act of South Korea, a certain portion of severance benefits has been deposited with the Korean National Pension Fund and deducted from accrued severance benefits. The amount contributed will be refunded to employees from the National Pension Fund upon retirement. The expense for severance benefits for the period from August 5, 2004 to December 31, 2004 were approximately $1,793.

The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $3,009, $4,072 and $7,226 with respect to these retirement plans in the years ended December 31, 2002, 2003 and 2004, respectively.

     (w) Operating Leases

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

     (x) Product Warranties

The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2002, 2003 and 2004 were insignificant.

     (y) Research and Development

Research and development expenses are expensed as incurred.

     (z) Income Taxes

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

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

(aa)	Net Loss Per Share

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

The Company excluded potentially dilutive securities for each period presented from its diluted net loss per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive.

A summary of the excluded potentially dilutive securities outstanding as of December 31 and the range of related exercise prices follows:

	Year Ended December 31,
	2002	2003	2004
Convertible debt	106,895	172,513	369,235
Stock options	54,275	61,022	131,997

The conversion price of convertible debt outstanding was S$1.585 to S$3.408 per share (equivalent to approximately $9.26 to $18.71 per ADS) as of December 31, 2004. The weighted average exercise prices of options outstanding were $1.65, $1.58, and $1.01 (equivalent to $16.50, $15.80, and $10.10 per ADS) as of December 31, 2002, 2003 and 2004, respectively. The excluded stock options have per share exercise prices ranging from $0.14 to $3.99 (equivalent to $1.40 and $39.90 per ADS) for the years ended December 31, 2002, 2003 and 2004.

(bb)	New Accounting Pronouncements

In March 2004, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. This consensus is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The application of this consensus does not have a material impact on the consolidated results of operations as the Company’s current policies are consistent with the consensus.

In April 2004, the EITF issued Statement No. 03-06, “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (“EITF 03-06”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 became effective during the second quarter of fiscal 2004, the adoption of which did not have an impact on the calculation of earnings per share.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”) SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS 151 will have a material effect on the Company’s consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, “Statement of Cash Flows,“and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for quarterly periods beginning after June 15, 2005, which is the Company’s third quarter of fiscal 2005. The Company is currently evaluating the impact from this standard on its results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”) effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. SFAS 153 is not expected to have a material effect on the Company’s consolidated financial statements.

2.	Related Party Transactions

As of December 31, 2004, Temasek, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd, beneficially owns approximately 37% of our outstanding ordinary shares. Singapore Technologies Pte Ltd (“STPL”), a wholly-owned subsidiary of Temasek, was the holding company of Singapore Technologies Semiconductors Pte Ltd prior to a restructuring completed on December 31, 2004 pursuant to which all the assets of Singapore Technologies Pte Ltd were transferred to Temasek.

Temasek is the principal holding company through which corporate investments of the Government of Singapore are held. Companies within the Temasek group, including Chartered Semiconductor Manufacturing Ltd (“Chartered”), engage in transactions with the Company in the normal course of their respective businesses. These transactions, such as for gas, water, electricity, facilities management and telecommunications services, are on customary terms and conditions no different from those with third parties.

The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.

STPL provides management and corporate services to the Company. Under a service agreement effective January 1, 2000, annual management fees are payable for the provision of specified services on mutually agreed terms which the Company believes approximates the cost of providing those services. The fees are subject to review by the parties every three years. The service fee expense amounted to $1,084, $1,086 and $1,146 for 2002, 2003 and 2004, respectively. The service agreement was terminated on December 31, 2004.

The Company has contracts with Chartered to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered for 2002, 2003 and 2004 were $10,982, $13,940 and $18,537, respectively.

Mr. Tan Bock Seng served as Chief Executive Officer of the Company from May 18, 1998 to January 7, 2002. Effective January 8, 2002, the Company appointed Mr. Tan Bock Seng as advisor to their Board of Directors. In August 2002, Mr. Tan Bock Seng terminated the advisory agreement between him and the Company. In recognition

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

of his past services, STPL made a payment of $1,023 to Mr. Tan Bock Seng. The Company accounted for the payment as compensation expense in the income statement and as additional paid-in capital within shareholders’ equity as the payment did not involve any cash outlay by the Company.

The Company participated in a cash management program managed by a bank for the former STPL group (“STPL pooled cash”). Under the program, cash balances are pooled and daily cash surpluses or shortfalls of the Company within the pool earn or bear interest at prevailing interest rates. This arrangement was terminated as of November 30, 2004. In the past, the Company had placed surplus cash as short-term deposits with ST Treasury Services Ltd (“STPL treasury deposits”), a wholly-owned subsidiary of Temasek, but the Company had ceased to do so since October 1, 2004. Interest income under this arrangement for 2002, 2003 and 2004 amounted to $2,170, $1,286 and $255, respectively.

Certain general and administrative expenses of a wholly-owned subsidiary, STATS ChipPAC, Inc., were borne by and recharged to the Company by Chartered. These expenses amounted to $124 for 2002. There were no such expenses in 2003 and 2004.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

As of December 31, 2003 and 2004, there were the following amounts owing by (to) affiliates:

	December 31,
	2003	2004
Amounts due from affiliates
Accounts receivable, net of allowance for sales returns	$7,050	$2,623

Amounts due to affiliates
Other payables	$(1,122)	$—
Accounts payable	(714)	(137)

	$(1,836)	$(137)

3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31,
	2003	2004
Cash at banks and on hand	$2,140	$37,100
Cash equivalents
Bank fixed deposits	176,737	152,849
STPL pooled cash	3,201	—
STPL treasury deposits	80,202	—
Premium deposit	5,858	—
Investment fund	45,025	37,560

	$313,163	$227,509

The premium deposit is a bank fixed deposit which gives enhanced yield. Upon its maturity, the Company redeems the principal and interest either in S$ or US$ depending on the position of the US$ to S$ rate against a pre-determined strike price on a future calculation time and date.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

4.	Marketable Securities

Marketable securities consist of the following:

	December 31,
	2003				2004
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities	$35,389	$69	$(1,001)	$34,457	$20,961	$—	$(780)	$20,181

Maturities of available-for-sale debt securities are as follows (at fair value):

	December 31,
	2003	2004
Corporate debt securities:
Due in one year or less	$11,144	$2,060
Due after one year through five years	23,313	18,121

	$34,457	$20,181

Gross realized gains and losses in 2002 were $149 and $24, respectively. Gross realized gains and losses in 2003 were $5,062 and $22, respectively. Gross realized gains and losses in 2004 were $86 and $623, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities during 2002, 2003 and 2004 were $113,806, $83,319 and $177,184, respectively.

5.	Accounts Receivable

Accounts receivable consists of the following:

	December 31,
	2003	2004
Accounts receivable — third parties	$81,261	$151,549
Allowance for sales returns	(1,362)	(1,899)

	$79,899	$149,650

Movements in the allowance for sales returns are as follows:

	2002	2003	2004
Beginning	$784	$1,625	$1,362
Utilized during the year	(36)	(1,102)	(4,511)
Charged during the year	877	839	5,048

Ending	$1,625	$1,362	$1,899

6.	Other Receivables

Other receivables consist of the following:

	December 31,
	2003	2004
Deposits and staff advances	$405	$580
Grants receivable	722	1,322
Forward contract receivable	—	3,785
Taxes receivable	—	9,492
Other receivables	1,646	1,634

	$2,773	$16,813

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

7.	Inventories

Inventories consist of the following:

	December 31,
	2003	2004
Raw materials	$14,704	$42,267
Work-in-progress	5,092	11,472
Finished goods	43	951

	$19,839	$54,690

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

8.	Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2003	2004
Leasing prepayments	$10,950	$27,137
Other prepayments and assets	1,030	4,004
Deferred income tax assets	1,203	2,422
Loans to vendors	900	4,879
Fixed deposits pledge for bank loans	780	394

	$14,863	$38,836

Prepaid expenses and other non-current assets consist of the following:

	December 31,
	2003	2004
Leasing prepayments	$6,283	$7,071
Deferred income tax assets	22,471	33,992
Fixed deposits pledged for bank loans	3,732	727
Other deposits	—	5,225
Loans to vendors	4,100	13,771
Debt issuance cost, net of accumulated amortization of $2,036 and $3,481	6,154	10,677
Others	786	4,706

	$43,526	$76,169

Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements. In the year ended December 31, 2002, the Company recorded impairment charge of $764. The impairment charge resulted from testers no longer being used. As the tester platforms had no expected future use, the prepaid leases for these testers were written-off.

Included in current and non-current loan to vendors are amounts of $5,000 and $15,000 extended by the Company in June 2003 and January 2004, respectively, to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5,000 and $15,000 are repayable by quarterly installments of $450 and $882 up to June 2007 and December 2008, respectively. During the year ended December 31, 2004, $1,350 was repaid.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

9.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2003	2004
Cost:
Freehold land	$5,760	$6,147
Land and land use rights	—	19,864
Buildings, mechanical and electrical installation	70,661	164,083
Equipment	805,830	1,404,959

Total cost	$882,251	$1,595,053

Total accumulated depreciation	$408,118	$559,250

Property, plant and equipment, net	$474,133	$1,035,803

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $105,712 (excluding asset impairment charges of $14,666), $119,938 and $163,975 for the years ended December 31, 2002, 2003 and 2004, respectively.

In the third quarter of fiscal 2004, following the consummation of the merger, the Company adopted ChipPAC’s policy to depreciate equipment and machinery on a straight-line basis over 8 years, from 5 years previously. The impact of this change is depreciation savings of $23,373 for year ended December 31, 2004. The change resulted in an increase in net income of $19,698, net of tax effects of $3,675. This will also result in a decrease in loss per share and ADS by $0.01 and $0.14, respectively for the year ended December 31, 2004.

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

Land use rights represent payments to secure, on a fully-paid up basis, the use of properties where the Company’s facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively. The land use rights expire in the year 2044 for Shanghai, China and in the year 2086 for Kuala Lumpur, Malaysia. The Company’s Singapore facilities are located in a building constructed on land held on a 30-year operating lease which is renewable for a further 30-year period subject to the fulfillment of certain conditions. The facilities in Hsin-Chu Hsien, Taiwan are located on a freehold land.

Included in property, plant and equipment are equipments acquired under capital lease at a cost of $17,051 and $31,889 as of December 31, 2003 and 2004, respectively. The accumulated depreciation for these leased assets for the year ended December 31, 2003 and 2004 amounted to $6,408 and $7,317, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

10.	Intangible Assets

Intangible assets consist of the following:

	December 31, 2003			December 31, 2004
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$—	$—	$—	$7,700	$(458)	$7,242
Technology and intellectual property	—	—	—	32,000	(1,333)	30,667
Customer relationships	—	—	—	99,300	(20,688)	78,612
Software and licenses	3,582	(1,642)	1,940	13,180	(3,871)	9,309

	$3,582	$(1,642)	$1,940	$152,180	$(26,350)	$125,830

Amortization expense for intangible assets is summarized as follows:

	For the Year Ended December 31,
	2002	2003	2004
Tradenames	$—	$—	$458
Technology and intellectual property	—	—	1,333
Customer relationships	—	—	20,688
Software and licenses	606	512	2,229

	$606	$512	$24,708

Intangible assets are being amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows:

2005	$57,457
2006	35,734
2007	6,059
2008	4,893
2009	4,631
Thereafter	17,056

Total	$125,830

11.	Goodwill

The changes in the carrying value of goodwill for the year ended December 31, 2004 are as follows:

	December 31,
	2003	2004
Beginning	$1,321	$2,209
Goodwill related to acquisitions	888	974,389
Impairment charges	—	(453,000)

Ending	$2,209	$523,598

As of December 31, 2003, the Company had goodwill of $2,209 related to the acquisition of Winstek. As a result of the acquisition of ChipPAC, Inc. in August 2004, the Company recorded additional goodwill of $974,389, inclusive

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

of purchase adjustments of $4,880 in the fourth quarter of 2004 related primarily to equipment and deferred taxes valuation. Pursuant to business combination accounting rules, the goodwill associated with the acquisition of ChipPAC was recorded based on share prices at the time the merger was announced.

The Company performed its annual test for impairment of goodwill related to ChipPAC during the fourth quarter of 2004. Goodwill was allocated to reporting units associated with the Company’s acquisitions. The test completed in the fourth quarter of 2004 indicated that the reported book value of the ChipPAC reporting units exceeded its fair value, as determined by independent appraiser using a combination of discounted cash flows and market multiples methodologies.

The Company believes that the decline in the fair values of the ChipPAC reporting units are due primarily to:-

(a)	longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the testing and packaging business had affected the short-term earnings expectation of the Company; and

(b)	a revision of the industry outlook beyond 2005 as compared to the time the merger was announced.

The Company compared the fair values of the ChipPAC reporting units to the fair values of their tangible and identifiable intangible net assets for purposes of determining the implied fair value of goodwill as of December 31, 2004. Upon completion of the assessment, the Company recorded a non-cash impairment charge of $453,000 to reduce the carrying value of goodwill related to the acquisition of ChipPAC to its estimated fair value of $521,389.

12.	Business Combination

On August 5, 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. The transaction has been accounted for using the purchase method. ChipPAC is a full portfolio provider of semiconductor packaging, design, assembly, test and distribution services. By combining the testing expertise of STATS with the packaging expertise of ChipPAC, STATS ChipPAC offers its global customers one of the broadest portfolios of comprehensive end-to-end packaging and test services in the semiconductor industry.

The number of STATS ChipPAC ADSs issued pursuant to the merger was 86,190,753, determined based upon the exchange ratio of 0.87 STATS ADSs for each share of ChipPAC Class A common stock and the number of outstanding shares of ChipPAC Class A common stock as of August 5, 2004. The average market price per STATS ADS of $12.402 is based upon an average of the closing prices for a range of trading days (February 8 through 12, 2004) around February 10, 2004, the date on which the merger was announced.

The fair values of STATS substitute options, both vested and unvested, were determined using a Black-Scholes valuation model with the following assumptions: no dividend yield, an expected volatility of 62.47%, and a risk-free interest rate of 3.12%. The model assumed an expected life of five to seven years for vested and unvested options.

The number of STATS ChipPAC ordinary shares that are subject to STATS substitute options in connection with the merger is 76,492,951, based upon the total number of shares of ChipPAC Class A common stock subject to outstanding ChipPAC options as of August 5, 2004, at an exercise price range of $0.15 to $1.47 per STATS ChipPAC ordinary share.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

Based on the above, the estimated total purchase price of the ChipPAC acquisition is as follows (in thousands):

Value of STATS ChipPAC ADSs issued	$1,068,955
Value of STATS substitute options	74,548

Total value of STATS securities	1,143,503
Estimated direct transaction costs	9,369

Total estimated purchase price	$1,152,872

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to ChipPAC’s net tangible and identifiable intangible assets based on their estimated fair values as at merger date. In determining the price allocation, management considered, among other factors, its intention for use of acquired assets as well as historical demand and estimates of future demand for ChipPAC’s products and services. Based on these assumptions, the estimated purchase price is allocated as follows (in thousands):

Current and other assets	$170,332
Property, plant and equipment	447,568
Current liabilities	(161,203)
Long-term debts	(375,519)
Other long-term liabilities	(51,924)

Net assets	29,254
Amortizable intangible assets:
Tradenames	7,700
Technology and intellectual property	32,000
Customer relationships	99,300
Software and licenses	8,218
Unearned compensation on unvested options	2,011
Goodwill	974,389

$1,152,872

Of the total estimated purchase price, an estimate of $29,254 has been allocated to net assets assumed and $147,218 has been allocated to amortizable identifiable intangible assets acquired. The final allocation of purchase price is subject to adjustments for a period not to exceed one year from the consummation date (the allocation period) in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and EITF No. 95-3, “Recognition of Liabilities in connection with a Purchase Business Combination.” The allocation period is intended to differentiate between amounts that are determined as a result of the identification and valuation process required by SFAS 141 for all assets acquired and liabilities assumed and amounts that are determined as a result of information that was not previously obtained being obtained.

The fair value of tangible assets was estimated primarily based on the cost and sales comparison approaches. In applying the cost approach, the replacement or reproduction cost estimates for the buildings, machinery and other equipment were based on indexed original costs or manufacturer reported replacement costs. Original historical cost data was segregated by appraisal class and year of acquisition, and indexed to estimated reproduction cost. Inflation trend factors were derived using indices from nationally recognized indexes. Replacement or reproduction costs were reduced by depreciation factors that reflect the estimated physical deterioration and functional obsolescence of assets. The sales comparison approach was used for tangible assets that have an active resale market. Similar assets recently sold or offered for sale were analyzed and their prices adjusted to reflect the difference between the comparable asset and the asset and the conditions of the sale to estimate the value of the acquired assets.

The fair value assigned to intangible assets was estimated by discounting the estimated future cash flows of the intangibles assets to their present value. The cash flow estimates used for technology and intellectual property were based on estimates of product revenue and appropriate royalty rates (based on an analysis of rates for similar technologies and forecast product margins). The cash flow estimates used for customer relationships were based on estimates of revenue attributed to the current customers and the programs they have been qualified on as well as the profitability attributed to each. The rate used to discount these net cash flows was determined after consideration of market returns on debt and equity capital, the weighted average return on invested capital, the nature of each asset and the risk associated with achieving the forecast.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

The Company expects to amortize the fair value of the ChipPAC tradename on a straight-line basis over an estimated life of seven years.

Technology and intellectual property relates to ChipPAC’s technology for ball grid array, lead-frame and chip scale package. The Company expects to amortize the fair value of these assets on a straight-line basis over an average estimated life of ten years.

Customer relationships represent those customers with which ChipPAC has current sales relationships. The Company expects to amortize the fair value of these assets on a straight-line basis over an average estimated life of two years.

The Company recorded $2,011 of unearned compensation on unvested options, in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation.” This amount represents the intrinsic value of stock options assumed that is earned as the employees provide services over the next four years.

Of the total estimated purchase price, $974,389 has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and identifiable intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators are present.

The following unaudited pro forma financial information presents a summary of the results of operations of the Company assuming the merger was consummated on January 1, 2003 or 2004. The unaudited pro forma financial information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 2003 or 2004, nor is it necessarily indicative of future operating results or financial position of the Company.

	For the Year Ended December 31,
	2003	2004
Revenues	$809,880	$1,084,165
Net loss	(75,154)	(484,695)

Net loss per ordinary share:
Basic and diluted	$(0.04)	$(0.25)

Net loss per ADS:
Basic and diluted	$(0.41)	$(2.52)

The unaudited proforma financial information above includes the following material, non-recurring charges: impairment of goodwill of $453,000 and merger related expenses of $5,399 for the year ended December 31, 2004.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

13.	Accrued Operating Expenses

Accrued operating expenses consist of the following:

	December 31,
	2003	2004
Staff costs	$5,384	$22,609
Purchase of raw materials	18,293	12,789
Maintenance fees, license fees and royalties	1,237	2,832
Interest expense	1,001	3,060
Provision for vacation liability	2,610	3,511
Others	12,136	19,098

	$40,661	$63,899

14.	Income Taxes

Income (loss) before income taxes consists of the following:

	For the Year Ended December 31,
	2002	2003	2004
Singapore	$(91,852)	$(122)	$6,674
Foreign	(4,116)	650	(462,675)

	$(95,968)	$528	$(456,001)

Income tax benefit (expense) consists of the following:

	For the Year Ended December 31,
	2002	2003	2004
Current:
Singapore	$(850)	$(1,706)	$7,283
Foreign	(176)	(225)	(172)

	$(1,026)	$(1,931)	$7,111

Deferred:
Singapore	$8,661	$741	$(9,145)
Foreign	(472)	485	(5,860)

	$8,189	$1,226	$(15,005)

	$7,163	$(705)	$(7,894)

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

The Company was previously granted pioneer status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services”. In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke the Company’s pioneer status granted from January 1, 1996 to December 31, 2003. The Company’s pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company has not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, the Company has paid taxes in respect of its interest and rental income as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application of for the revocation was approved by EDB. Accordingly, the Company expects to receive a refund of taxes amounting to approximately $5,039 paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in previous years. The Company is in the process of working with the EDB for a new tax incentive for its Singapore operations.

A reconciliation of the expected tax expense (benefit) at the statutory rate of tax to actual tax expense (benefit) is as follows:

	For the Year Ended December 31,
	2002	2003	2004
Income tax expense (benefit) computed at Singapore statutory rate of 20.0% (2003: 22.0%, 2002:
22.0%)	$(21,113)	$116	$(91,200)
Non-deductible expenses, including goodwill impairment charges	318	175	91,488
Non-taxable income	(308)	(253)	(1,212)
Differences in tax rates	(692)	(121)	6,898
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	10,393	(5,781)	(13,199)
Change in valuation allowance	2,292	6,383	12,722
Benefit of tax status change	—	—	(935)
Taxable foreign exchange adjustment	—	—	2,639
All other items, net	1,947	186	693

Income tax expense (benefit)	$(7,163)	$705	$7,894

The pioneer status relief had the effect of increasing diluted net loss per ordinary share by $0.01 and diluted net loss per ADS by $0.10 for the years ended December 31, 2002, but decreasing diluted net loss per ordinary share by $0.01 and diluted net loss per ADS by $0.06 for the year ended December 31, 2003. The pioneer status relief was revoked in September 2004.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 31, 2003 and 2004 are as follows:

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

	December 31,
	2003	2004
Deferred income tax assets:
Operating loss carryforwards	$4,574	$29,372
Investment tax credits	9,133	45,656
Property, plant and equipment	25,708	18,276
Other	592	67

	40,007	99,371
Valuation allowance:	(8,675)	(56,957)

	$31,332	$36,414

Deferred income tax liabilities:
Unrealized tax credits	$3,250	$—
Property, plant and equipment	7,658	17,855
Allowances and reserves	—	12,764

	10,908	30,619

Net deferred income tax assets	$20,424	$5,795

During the year ended December 31, 2004, as part of our acquisition of ChipPAC, we acquired approximately $103,351 of net operating loss carryforwards and $32,185 of tax credit carryforwards that were recognised as deferred tax assets upon acquisition. We established a valuation allowance of $40,807 against all of the net operating loss carryforwards and a portion of the Korean tax credit carryforwards. If utilized, these attributes will be treated as a reduction in acquired goodwill. As of December 31, 2004, $5,916 of the Korean tax credit carryforwards were utilized.

The deferred tax assets as of December 31, 2004 arose principally as a result of the deferred tax benefit associated with tax loss carryforwards and investment tax credits. The Company recorded a valuation allowance of $8,675 and $56,957 as of December 31, 2003 and 2004, respectively, which represents an increase of $6,383 and $48,282 in 2003 and 2004, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establish a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, to be recoverable.

As at December 31, 2004, the Company had approximately $119,912 of tax loss carryforwards available to offset against future taxable income which will expire in varying amounts from 2006 to 2024.

Winstek has investment tax credit carryforwards of approximately $2,190, $2,712, $5,839 and $3,593, which expire in 2005, 2006, 2007 and 2008, respectively. The foreign investment tax credit carryforwards can be used to offset income tax payable in future years. The offsetting amount is limited to 50% of the offsetting year’s income tax payable. The last year of expiry for the tax credit carryforwards is, however, not subject to the 50% limitation. STATS ChipPAC Korea has investment tax credits and research and development credits of approximately $27,964 and $3,328, respectively. The credits will expire in varying amounts from 2005 through 2009.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

15.	Short-Term Borrowings

The short-term borrowings relate to the line of credit with Cho Hung Bank, with credit limit of $25,000. The line of credit bore interest at rates ranging from 2.1% to 3.3% during the year 2004. The line of credit is subject to annual review of Cho Hung Bank for the continued use of the facility. The Company had no short-term borrowings as of December 31, 2003.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

16.	Capital Leases

Future minimum lease payments under capital leases for equipment and machinery are as follows:

2004
Payable in year ending December 31,
2005	$8,245
2006	7,428
2007	3,730
2008	—
Thereafter	—

Total minimum obligations	19,403
Less amounts representing interest at rates ranging from 4.4% to 7.1% per annum	(1,045)

Present value of minimum obligations	18,358
Current installments of obligations under capital leases	(7,587)

Obligations under capital leases, excluding current Installments	$10,771

All leasing arrangements are for testers with 1 or 4-year terms. At the end of the lease term, the Company may choose to terminate, renew the lease or purchase the equipment at fair market value.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

17.	Long-term debt

Long-term debt consists of the following:

	December 31,
	2003	2004
1.75% coupon senior fixed-rate convertible notes	$200,000	$183,500
0% coupon senior fixed-rate convertible notes	115,000	115,000
2.5% convertible subordinated notes	—	150,000
8% convertible subordinated notes	—	50,000
6.75% senior notes	—	215,000
Taiwan dollar loans at floating rates	35,540	51,951
Taiwan dollar loans and commercial papers at fixed rates	2,711	8,342
Accrued yield-to-maturity interest on notes	12,379	22,789

	365,630	796,582
Less current amounts	(6,841)	(154,407)

	$358,789	$642,175

In March, 2002, the Company issued $200,000 of senior unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195,032. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company’s shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. In December 2004, the Company repurchased $16,500 aggregate principal of these convertible notes for $18,150 and recorded loss of $266. On January 11, 2005, the Company repurchased a further $26,080 aggregate principal amount of these convertible notes for $28,796. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield 4.91% per year to the redemption date. Subsequent to December 31, 2004, pursuant to the indenture governing these convertible notes, the Company received demands for redemption of $125,420 aggregate principal amount of these convertible notes from the note holders. The Company intends to finance the redemption from cash and lines of credit. As at December 31, 2004, the loan amounts subject to redemption were classified as current liabilities.

On November 7, 2003, the Company issued $115,000 of senior unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, the Company will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date.

On August 5, 2004, in connection with the merger of ChipPAC, the Company assumed the outstanding borrowings of ChipPAC. The face value of ChipPAC long-term debts consisted of $165,000 of 12.75% senior subordinated notes due 2009, $50,000 of 8.0% convertible subordinated notes due 2011 and $150,000 of 2.5% convertible subordinated notes due 2008.

The $165,000 12.75% senior subordinated notes were issued by ChipPAC International Company Limited (“ChipPAC International”), a wholly-owned subsidiary of ChipPAC. These notes were fully and unconditionally guaranteed on a senior subordinated basis by ChipPAC and certain of its subsidiaries. The notes would mature on August 1, 2009, with interest at the rate of 12.75% per annum payable semi-annually on August 1 and February 1 of each year. ChipPAC International may redeem all or a portion of these notes at any time on or after August 1, 2004 at designated redemption prices. On September 3, 2004, ChipPAC International commenced a cash tender offer to repurchase any and all of the outstanding $165,000 principal amount of these notes at a repurchase price of 106.375% of the principal amount thereof plus accrued and unpaid interest. In conjunction with the tender offer, ChipPAC International also solicited consents of holders of these notes to adopt amendments to the indenture governing such notes that would eliminate substantially all of the restrictive covenants and certain events of default in the indenture. On October 7, 2004, the Company completed the tender offer and consent solicitation of any and all of the outstanding notes. ChipPAC International received valid tenders of the notes and deliveries of related consents from holders of approximately 62.1% or $102,500 aggregate principal amount of the notes outstanding. ChipPAC International paid approximately $111,474, including accrued and unpaid interest for the senior subordinated notes validly tendered and related consents validly delivered. In November 2004, the Company repurchased the remaining 37.9%, or $62,500 aggregate principal amount of the senior subordinated notes, as permitted under the indenture governing such notes. The Company recorded a loss of $531 on the repurchase of the notes. The tender offer and repurchase of the 12.75% senior subordinated notes were financed by part of the proceeds from the issuance of new senior unsecured notes below.

On November 5, 2004, the Company issued $215,000 of senior unsecured notes due November 15, 2011, for net proceeds of $210,458. The senior notes bears interest of 6.75% per annum. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to November 15, 2008, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, the Company may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of the senior notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, the Company may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest.

The $50,000 8.0% convertible subordinated notes due 2011 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 15, 2011 and bear interest rate of 8.0%. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $11.448 per ADS. The conversion price may be subject to adjustments for certain events. ChipPAC may redeem all or a portion of these convertible notes at any time on or after June 15, 2004 at the designated redemption price. Upon the occurrence of specified change in control events, each holder of these convertible notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

The $150,000 2.5% convertible subordinated notes due 2008 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008 and bear interest rate of 2.5% per annum payable. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be convertible into the Company’s ADSs at a conversion price of $9.267 per ADS. The conversion price may be subject to adjustments for certain events. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act with an obligation of STATS ChipPAC to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130,500 aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004.

In 2002, Winstek entered into three floating rate New Taiwan dollar loans of $1,766, $2,649 and $7,359 with Chiaotung Bank. The interest rates on the loans are revised from time to time by Chiaotung Bank. As at December 31, 2004, the interest rates on the loans were 4.1%, 4.1% and 3.1% per annum, respectively. Interest on all three loans is payable on a monthly basis in New Taiwan dollars. The principal on the $1,766 loan and the $2,649 loan are each repayable in 21 equal quarterly installments commencing March 29, 2004 and May 15, 2004, respectively. The principal on the $7,359 loan is repayable in 10 equal quarterly installments commencing June 27, 2003. As of December 31, 2004, the $1,766 loan is secured by fixed deposit and land pledged to the bank of $3,174, the $2,649 loan is secured by a fixed deposit and building pledged to the bank of $7,298 and the $7,359 loan is secured by a fixed deposit and machinery pledged to the bank of $6,830.

In 2003, Winstek entered into five floating rate New Taiwan dollar loans of $2,944, $17,663, $1,737, $4,416 and $2,944 with China Development Industrial Bank, Taishin International Bank, First Commercial Bank, Chiaotung Bank and Hsinchu International Bank, respectively. The interest rates on the loans are revised from time to time by the banks. As at December 31, 2004, the interest rates on the loans were 3.0%, 3.5%, 2.7%, 3.1% and 2.9% per annum, respectively. Interest on all five loans is payable on a monthly basis in New Taiwan dollars. The principal on the $2,944 loan is repayable in 15 equal quarterly installments commencing June 24, 2005, and the principal on the $17,663 loan is repayable in 16 equal installments every two months commencing September 26, 2004. The principal on the $1,737 loan is repayable in 16 equal quarterly installments commencing July 25, 2004, the principal on the $4,416 loan is repayable in 13 equal quarterly installments commencing November 10, 2004, and the principal on the $2,944 loan is repayable in 48 unequal monthly installments commencing January 10, 2004. The loans are secured by property pledged to the bank, comprising land and machinery of $42,026, as of December 31, 2004.

In 2003, Winstek also obtained a multi-currency credit facility of NT$340.0 million ($10,712) with Chiaotung Bank. The interest rate on a U.S. dollar loan under this facility is the intra-bank interest rate of Chiaotung Bank for U.S. dollars plus 1.0% per annum. All drawdowns have been repaid before December 31, 2004.

In 2004, Winstek entered into a floating rate New Taiwan dollar term loan facility of NT$1.8 billion ($56,711) with a syndicate of lenders, with Chiaotung Bank as the agent bank. The purpose of the term loan is for the expansion of Winstek’s testing capacity. The loan may also be accessed through letters of credit. The term loan must be fully drawn within 18 months from August 27, 2004, the date of the first drawdown. Winstek must satisfy certain conditions precedent with respect to each drawdown. As of December 31, 2004, Winstek has drawn down NT$378.0

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

million ($11,918) under the loan, which is repayable in eight equal installments commencing February 27, 2006 and ending on August 27, 2009. The interest rate on the term loan is the rate set by Chunghwa Post Co. Ltd. plus 1.3% per annum. As of December 31, 2004, the interest rate on the loan was 2.9% per annum. Interest on the loan is payable on a monthly basis. The loan is secured by certain machinery purchased with the loan proceeds amounting to $14,779 as of December 31, 2004.

In 2004, Winstek entered into 2 floating rate New Taiwan dollar loans of $1,794 and $2,627 with Taipei Commercial Bank and IBT Bank, respectively. The interest rates on the loans are revised from time to time by the banks. As of December 31, 2004, the interest rates on the loans were 2.8% and 3.0% per annum, respectively. Interest on the $1,794 and $2,627 loans are repayable on a monthly basis, and the respective principals are repayable in 16 equal quarterly installments. As of December 31, 2004, the $1,794 loan is secured by machinery pledged to the bank of $2,694 and the $2,627 loan is secured by machinery pledged to the bank of $4,081.

In 2003, Winstek entered into a Taiwan dollar fixed rate loan with Taiwan Life Insurance Company. The loan bears interest at the rate of 3.9% per annum. As at December 31, 2004, the outstanding balance of this loan amounts to $1,885. Interest and principal are repayable in 12 equal quarterly installments commencing December 26, 2003. The loan is secured by plant and machinery pledged to Taiwan Life Insurance Company amounting to $3,382 as of December 31, 2004.

In 2004, Winstek entered into a Taiwan dollar fixed rate loan with Taiwan Life Insurance Company of $3,303. As of December 31, 2004, the interest rate on the loan is 3.6% per annum. Interest and principal on the loan is repayable in 16 equal quarterly installments. As of December 31, 2004, the loan is secured by machinery pledged to Taiwan Life Insurance Company amounting to $6,306.

In 2004, two Taiwan dollar fixed rate commercial papers of NT$50.0 million ($1,577) each were issued through Taching Bill Co. (guaranteed by Far East Commercial Bank) and Chung Hsing Bill Co. (guaranteed by Fu-Hua Commercial Bank) for two years, commencing November 12, 2004 and December 24, 2004, respectively. The interest rates on the commercial papers were 1.7 % per annum for Taching Bill Co. and 1.7% per annum for Chung Hsing Bill Co. Interest is repayable every two months and principal is repayable on maturity.

In addition to amounts disclosed above, the Company has deposits of $1,121 pledged as security for bank credit and facility lines available to the Company as of December 31, 2004. As of December 31, 2003, $4,512 deposits were pledged as security.

Annual maturities of long-term debt as of December 31, 2004 are as follows:

Payable in year ending December 31,
2005	$154,407
2006	22,248
2007	75,343
2008	276,244
2009	3,340
Thereafter	265,000

$796,582

Substantially all assets of the STATS ChipPAC consolidated group, with the exception of the Winstek and the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Test Services Shanghai Co., Ltd.), have been pledged as collateral under the terms of the 6.75% Senior Notes due 2011. The indenture governing the 6.75% senior notes has been fully and unconditionally guaranteed, on an unsecured senior basis, by the parent company and the guaranteeing subsidiaries. See Note 28, Condensed Consolidating Financial Information.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

18.	Unutilized Credit Facilities

In January 2002, the Company established a $306,748 (S$500,000,000) Multicurrency Medium Term Note Program (“MTN Program”). Under the MTN Program, the Company may from time to time issue notes in series or tranches (“Notes”) in Singapore dollars or any other currencies as may be agreed between the dealers of the MTN Program and the Company provided that various terms and conditions are satisfied, including a condition that STPL must hold (either directly or indirectly through any one or more wholly-owned subsidiaries) at least 51% of the Company’s issued share capital. Pursuant to the completion of the merger with ChipPAC, the Company issued ordinary shares to the former shareholders of ChipPAC, as a result of which it no longer satisfy this condition as the shareholdings of STSPL (a wholly-owned subsidiary of STPL) has been diluted below 51%. The Company has not issued any Notes under the MTN Program as of December 31, 2003 and 2004.

At December 31, 2004, the Company has undrawn banking and credit facilities consisting of long-term loans and bank guarantees (excluding the MTN Program) of $197,472 with financial institutions.

19.	Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,
	2003	2004
Deferred grant	$1,211	$3,412
Deferred tax liabilities	3,250	30,619
Others	2	16,331

	$4,463	$50,362

The deferred grant refers to a 5-year grant of $13,878 obtained by the Company from the Economic Development Board under its Research Incentive Scheme for Companies in 1997 to acquire equipment to be used in certain research and development projects. The grant, which is a reimbursement of specified costs, has no requirement for repayment. Amounts received for asset-related grant are deferred and recognized in other income over the life of the related asset.

20.	Share Capital

On November 5, 2003, the Company issued 83,389,375 new ordinary shares of par value S$0.25 each with proceeds of $115 million (net proceeds of $111 million). The 83,389,375 new shares were admitted to the Official List of the Singapore Exchange Securities Trading Limited on November 6, 2003.

On August 5, 2004, the Company completed the acquisition of ChipPAC. The Company issued 861,907,530 new ordinary shares of par value S$0.25 each and assumed options to purchase 76,492,951 ordinary shares to effect the acquisition.

As a result of the employees exercising their share options during the years 2002, 2003 and 2004, 2,431,790, 1,115,470 and 5,802,800 ordinary shares were issued, respectively.

Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Singapore law does not provide for the issue of shares of no par value and, except with court approval, prohibits the issue of shares at a discount to par value.

21.	Additional Paid-in Capital

Additional paid-in capital represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

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

As of December 31, 2003 and 2004, the Company’s share premium account amounted to $460,895 and $1,406,019, respectively.

22.	Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	December 31,
	2003	2004
Currency translation loss	$9,152	$5,865
Unrealized gain on hedging instruments	—	(3,785)
Unrealized loss on available-for-sale marketable securities	769	780

	$9,921	$2,860

23.	Share Options and Incentive Plans

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

Prior to 2000, share options granted prior to May 1999 under the previous Employees’ Share Ownership Scheme were converted using the higher of par value or net tangible asset value. In April 2002, share options were granted with exercise prices determined by the average of the last 5-day closing prices prior to grant date. These two bases gave rise to exercise prices of the share options being lower than their fair market values at grant date and resulted in the recognition of stock compensation charges.

In connection with the merger with ChipPAC, the Company adopted the Substitute Purchase and Option Plan (“Substitute Option Plan”) and Substitute Equity Incentive Plan (“Substitute EIP”) (collectively the “Substitute Plans”) to enable substitute options to be granted to holders of options granted under the ChipPAC shares options and incentive plans. The number of ordinary shares that may be issued under the Substitute Option Plan and Substitute EIP, may not exceed, in the aggregate, 7.2 million and 73 million shares, respectively. On August 5, 2004, the Company effected an amendment to the Share Option Plan to increase the shares to be reserved for option plans to 245 million shares (subject to adjustment under the plan).

In August 2004, the Company adopted an employee share purchase plan (“ESPP”) for the benefit of its employers. A maximum aggregate of 130 million shares have been reserved for issuance under the ESPP. The ESPP qualifies in the

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

United States under Section 423 of the United States for Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85.0% of the lower of the fair market value at the beginning or the end specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ends on February 14, 2005. Share purchases are limited to 15.0% of an employee’s eligible compensation.

The following table summarizes stock option activity for the years ended December 31, 2002, 2003 and 2004:

		Weighted Average
	Options	Exercise Price
	(In thousands)
Options outstanding at January 1, 2002	51,770	1.70
Granted during the year	19,653	1.36
Lapsed during the year	(14,716)	1.64
Exercised during the year	(2,432)	0.53

Options outstanding at December 31, 2002	54,275	1.65
Granted during the year	10,956	1.17
Lapsed during the year	(3,094)	1.69
Exercised during the year	(1,115)	0.62

Options outstanding at December 31, 2003	61,022	1.58
Assumed through ChipPAC acquisition	76,493	0.55
Granted during the year	11,523	0.87
Lapsed during the year	(11,239)	1.16
Exercised during the year	(5,802)	0.33

Options outstanding at December 31, 2004	131,997	$1.01

Exercisable at December 31, 2002	13,636	$2.01

Exercisable at December 31, 2003	33,728	$1.66

Exercisable at December 31, 2004	66,097	$1.13

Weighted-average grant-date fair value of options granted in 2002, 2003 and 2004 were $0.81, $0.60 and $0.92 respectively.

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted
	Number	Remaining	Average	Number	Weighted
Range of Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Average
Prices	12/31/2004	Life	Price	12/31/2004	Exercise Price
	(In thousands)			(In thousands)
$0.14 to $0.15	215	4.8 years	$0.15	215	$0.15
$0.21 to $0.29	22,884	7.7 years	$0.26	12,975	$0.25
$0.32 to $0.47	11,944	6.2 years	$0.41	9,045	$0.40
$0.53 to $0.89	47,266	8.0 years	$0.76	15,669	$0.78
$0.91 to $1.09	1,961	7.5 years	$0.95	1,156	$0.96
$1.16 to $1.66	37,877	7.4 years	$1.38	18,532	$1.46
$2.01 to $2.61	3,391	5.0 years	$2.06	3,338	$2.06
$3.99	6,459	5.3 years	$3.99	5,167	$3.99

	131,997			66,097

Total compensation expense recognized for stock-based compensation under the Share Option Plan for the years ended December 31, 2002, 2003 and 2004 were $60, $97 and $658, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

24.	Commitments and Contingencies

(a)	Commitments

As of December 31, 2003 and 2004, capital commitments consist of the following:

	December 31,
	2003	2004
Capital commitments
Building, mechanical and electrical installation	$6,341	$1,598
Plant and machinery	42,969	34,717

Other commitments
Inventories	$8,413	$47,210

The Company is party to certain royalty and licensing agreements which have anticipated payments of $476, $524, $576 and $634 in 2005, 2006, 2007 and 2008, respectively. Following the acquisition of ChipPAC, the Company assumed the obligation to pay until June 30, 2007 additional contingent incentive payments to Cirrus Logic, Inc. of up to approximately $2,500 based on achievement of certain milestones.

The Company leases its certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense for the years ended December 31, 2002, 2003 and 2004 was $2,007, $2,597 and $4,781, respectively.

The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2004. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases for the years ended December 31, 2002, 2003 and 2004 were $20,965, $18,118 and $39,543, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2004 were:

Payable in year ending December 31,
2005	$12,792
2006	11,007
2007	7,899
2008	7,656
2009	2,570
Thereafter	30,908

$72,832

(b)	Contingent liabilities

In the normal course of business, the Company is subject to claims and litigations. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they are probable and reasonably estimable. The Company does not believe

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position, results of operations, or cash flows.

In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15,457) made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,608) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 31, 2004 is estimated to be 28.2 billion South Korea Won (approximately $27,244). The Company does not believe that the outcome of the resolution of this matter will have a material adverse effect on its financial position, results of operations or cash flows. As of December 31, 2004, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

25.	Other Non-Operating Income (Expense), net

	For the Year Ended
	December 31,
	2002	2003	2004
Government grant income	$1,830	$2,347	$—
Gain (loss) on sale and maturity of marketable securities	125	5,040	(537)
Other income (expense), net	1,464	183	(399)

	$3,419	$7,570	$(936)

26.	Fair Value of Financial Instruments

	December 31,
	2003		2004
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	$	$	$	$
Financial Assets:
Cash and cash equivalents	313,163	313,163	227,509	227,509
Marketable securities	34,457	34,457	20,181	20,181
Fixed deposits pledged	4,512	4,512	1,121	1,121
Financial Liabilities:
Short-term borrowings	—	—	19,874	19,874
Long-term debt, excluding senior and convertible notes	38,251	38,099	60,293	60,163
Senior and convertible notes	327,379	339,138	736,289	748,907

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

Marketable securities

The fair value is estimated based upon the quoted market price on the last business day of the fiscal year. For securities where there are no quoted market prices, the carrying amount is assumed to be its fair value. As of December 31, 2003 and 2004, such securities amounted to $22 and $nil, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

Fixed deposits

The fair value is based on current interest rates available to the Company for fixed deposits of similar terms and remaining maturities.

Short-term borrowings and long-term debt

The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.

Senior and convertible notes

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

27.	Business Segment, Geographic and Major Customer Data

Operating segments, as defined under SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” (“SFAS 131”) are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has identified its individual geographic operating locations as its operating segments. All material geographical operating locations qualify for aggregation under SFAS 131 due to similarities in economic characteristics, nature of services, market base and production process. Accordingly, the operating segments have been aggregated into one reportable segment.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	For the Year Ended December 31,
	2002	2003	2004
Singapore
— packaging — array	$11	$1	$6
— packaging — leaded	811	638	830
— test	10,160	13,301	17,708

	10,982	13,940	18,544

United States
— packaging — array	32,469	76,485	253,595
— packaging — leaded	71,574	93,841	145,511
— test	78,272	139,388	195,082

	182,315	309,714	594,188

Rest of Asia
— packaging — array	341	998	49,500
— packaging — leaded	1,647	3,895	8,585
— test	16,569	34,200	63,197

	18,557	39,093	121,282

Europe
— packaging — array	672	932	9,264
— packaging — leaded	2,740	4,015	6,172
— test	10,472	12,997	19,671

Total	13,884	17,944	35,107

— packaging — array	33,493	78,416	312,365
— packaging — leaded	76,772	102,389	161,098
— test	115,473	199,886	295,658

	$225,738	$380,691	$769,121

Long-lived assets by geographical area were:

	For the Year Ended
	December 31,
	2003	2004
Singapore	$364,246	$391,522
United States	12,144	27,704
Rest of Asia	97,743	619,577

Total	$474,133	$1,035,803

Net assets by geographical area were:

	For the Year Ended
	December 31,
	2003	2004
Singapore	$480,451	$689,100
United States	(6,214)	23,190
Rest of Asia	1,719	447,060

Total	$475,956	$1,159,350

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

Revenues from major customers, as a percentage of net revenues, were as follows:

	For the Year Ended
	December 31,
	2002	2003	2004
	%	%	%
Customer A	29.8	31.6	20.6
Customer B	13.3	12.0	11.1
Customer C	12.6	13.6	8.5
Others	44.3	42.8	59.8

	100.0	100.0	100.0

28.	Condensed Consolidating Financial Information

In connection with the merger with ChipPAC in August 2004, the Company assumed the $150,000 2.5% Convertible Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided an unconditional guarantee of the Convertible Notes.

In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011 in a private placement. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by ChipPAC and STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Korea Ltd., STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L. and ChipPAC Liquidity Management Hungary Limited Liability Company (the “Guarantor Subsidiaries”). STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and Winstek did not provide guarantees (the “Non-Guarantor Subsidiaries”).

The following is the consolidated financial information segregated between STATS ChipPAC as the parent company of the Convertible Notes and issuer of the Senior Notes; ChipPAC as issuer of the Convertible Notes and guarantor of the Senior Notes; the Guarantor Subsidiaries and Non-Guarantor Subsidiaries of the Senior Notes.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

	STATS	Guarantor	Non-Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$204,788	$4,045	$17,573	$(668)	$225,738
Cost of revenues	(227,811)	(7,415)	(13,115)	398	(247,943)

Gross profit (loss)	(23,023)	(3,370)	4,458	(270)	(22,205)

Operating expenses:
Selling, general and administrative	34,062	1,513	1,574	(456)	36,693
Research and development	18,507	—	585	(236)	18,856
Asset impairments	14,666	—	—	—	14,666
Prepaid leases written off	764	—	—	—	764
Other general expenses (income), net	(681)	—	—	1,229	548

Total operating expenses	67,318	1,513	2,159	537	71,527

Operating income (loss)	(90,341)	(4,883)	2,299	(807)	(93,732)

Other income (expense), net:
Interest income	5,075	3	193	—	5,271
Interest expense	(9,595)	—	(819)	—	(10,414)
Foreign currency exchange gain (loss)	(366)	—	(146)	—	(512)
Equity loss from investment in subsidiaries	(4,470)	—	—	4,470	—
Other non-operating income, net	3,375	—	44	—	3,419

Total other income (expense), net	(5,981)	3	(728)	4,470	(2,236)

Income (loss) before income taxes	(96,322)	(4,880)	1,571	3,663	(95,968)
Income tax benefit (expense)	7,810	(124)	(523)	—	7,163

Loss before minority interest	(88,512)	(5,004)	1,048	3,663	(88,805)
Minority interest	—	—	—	(514)	(514)

Net income (loss)	$(88,512)	$(5,004)	$1,048	$3,149	$(89,319)

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002

	STATS	Guarantor	Non-Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(88,512)	$(5,004)	$1,048	$3,149	$(89,319)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	92,685	4,978	8,204	(401)	105,466
Asset impairments and prepaid expenses written off	15,430	—	—	—	15,430
Amortization of leasing prepayments	18,755	467	—	—	19,222
Debt issuance cost amortization	882	—	—	—	882
Loss (gain) on sale of property, plant and equipment	(667)	19	142	1,208	702
Accretion of discount on convertible notes	5,013	—	—	—	5,013
Foreign currency exchange loss	367	—	—	—	367
Deferred income taxes	(8,660)	208	263	—	(8,189)
Non-cash compensation	1,023	—	—	—	1,023
Minority interest in income of subsidiary	—	—	—	514	514
Loss (gain) on sale and maturity of marketable securities	(134)	—	9	—	(125)
Equity loss from investment in subsidiaries	4,470	—	—	(4,470)	—
Others	(3)	—	—	—	(3)
Changes in operating working capital:
Accounts receivable	(19,270)	(880)	(3,483)	—	(23,633)
Amounts due from affiliates	(2,345)	(406)	—	721	(2,030)
Inventories	(2,482)	—	—	—	(2,482)
Other receivables, prepaid expenses and other assets	(867)	(8)	(18)	—	(893)
Accounts payable, accrued operating expenses and other payables	4,610	1,179	1,374	—	7,163
Amounts due to affiliates	(104)	214	—	(721)	(611)

Net cash provided by operating activities	$20,191	$767	$7,539	$—	$28,497

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$105,829	$—	$5,133	$—	$110,962
Proceeds from maturity of marketable securities	2,844	—	—	—	2,844
Purchases of marketable securities	(151,748)	—	(6,228)	—	(157,976)
Acquisition of intangible assets	(65)	—	—	—	(65)
Acquisition of subsidiary, net of cash acquired	(13,831)	—	—	13,831	—
Purchases of property, plant and equipment	(73,131)	(14,251)	(27,447)	1,660	(113,169)
Others, net	2,342	10	59	(1,660)	751

Net cash used in investing activities	$(127,760)	$(14,241)	$(28,483)	$13,831	$(156,653)

Cash Flows From Financing Activities
Repayment of long-term debt	$(14,321)	$—	$—	$—	$(14,321)
Proceeds from issuance of shares	1,256	—	22	—	1,278
Proceeds from issuance of convertible notes, net of expenses	195,032	—	—	—	195,032
Proceeds from bank borrowings	21	—	20,571	—	20,592
Increase in restricted cash	(3,500)	—	(9,526)	—	(13,026)
Grants received	1,150	—	—	—	1,150
Capital lease payments	(7,993)	—	(2,089)	—	(10,082)
Cash proceeds from parent company	—	13,831	—	(13,831)	—

Net cash provided by financing activities	$171,645	$13,831	$8,978	$(13,831)	$180,623

Net increase (decrease) in cash and cash equivalents	$64,076	$357	$(11,966)	$—	$52,467
Effect of exchange rate changes on cash and cash equivalents	(340)	—	320	—	(20)
Cash and cash equivalents at beginning of the year	99,910	41	15,263	—	115,214

Cash and cash equivalents at end of the year	$163,646	$398	$3,617	$—	$167,661

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2003

	STATS	Guarantor	Non-Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$297,165	$221	$15,777	$—	$313,163
Short-term marketable securities	5,272	—	5,872	—	11,144
Accounts receivable, net	70,545	1,760	7,594	—	79,899
Amounts due from affiliates	8,362	5,905	—	(7,217)	7,050
Other receivables	2,459	213	101	—	2,773
Inventories	19,839	—	—	—	19,839
Prepaid expenses and other assets	12,200	139	2,524	—	14,863

Total current assets	415,842	8,238	31,868	(7,217)	448,731
Long-term marketable securities	23,162	—	151	—	23,313
Prepaid expenses	6,283	—	—	—	6,283
Property, plant and equipment, net	364,246	12,780	97,361	(254)	474,133
Intangible assets	1,548	—	392	—	1,940
Investment in subsidiaries	60,824	—	—	(60,824)	—
Goodwill	—	—	—	2,209	2,209
Other assets	29,316	—	7,927	—	37,243

Total assets	$901,221	$21,018	$137,699	$(66,086)	$993,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable	$6,649	$358	$1,035	$—	$8,042
Payables related to property, plant and equipment purchases	40,825	384	12,880	—	54,089
Accrued operating expenses	36,623	1,944	2,094	—	40,661
Income taxes payable	2,195	—	1,188	—	3,383
Amounts due to affiliates	7,862	134	1,057	(7,217)	1,836
Current obligations under capital leases	1,880	2,662	754	—	5,296
Current installments of long-term debt	—	—	6,841	—	6,841

Total current liabilities	96,034	5,482	25,849	(7,217)	120,148
Obligations under capital leases, excluding current installments	812	—	—	—	812
Long-term debt, excluding current installments	327,379	—	31,410	—	358,789
Other non-current liabilities	1,212	—	3,251	—	4,463

Total liabilities	425,437	5,482	60,510	(7,217)	484,212

Minority interest	—	—	—	33,684	33,684
Issued shares	172,434	—	71,140	(71,140)	172,434
Additional paid-in capital	489,337	21,903	6,765	(28,650)	489,355
Accumulated other comprehensive loss	(9,921)	—	(2,189)	2,189	(9,921)
Accumulated earnings (deficit)	(176,066)	(6,367)	1,473	5,048	(175,912)

Total shareholders’ equity	475,784	15,536	77,189	(92,553)	475,956

Total liabilities and shareholder’s equity	$901,221	$21,018	$137,699	$(66,086)	$993,852

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003

	STATS	Guarantor	Non-Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$337,934	$12,137	$31,041	$(421)	$380,691
Cost of revenues	(291,769)	(12,546)	(23,908)	209	(328,014)

Gross profit (loss)	46,165	(409)	7,133	(212)	52,677

Operating expenses:
Selling, general and administrative	32,228	2,307	2,264	(324)	36,475
Research and development	14,808	—	672	(185)	15,295
Other general expenses, net	502	536	—	(664)	374

Total operating expenses	47,538	2,843	2,936	(1,173)	52,144

Operating income (loss)	(1,373)	(3,252)	4,197	961	533

Other income (expense), net:
Interest income	4,618	—	167	—	4,785
Interest expense	(12,474)	—	(1,520)	—	(13,994)
Foreign currency exchange gain (loss)	1,496	—	138	—	1,634
Equity loss from investment in subsidiaries	(1,590)	—	—	1,590	—
Other non-operating income (expense), net	7,611	—	(41)	—	7,570

Total other income (expense), net	(339)	—	(1,256)	1,590	(5)

Income (loss) before income taxes	(1,712)	(3,252)	2,941	2,551	528
Income tax benefit (expense)	(965)	774	(514)	—	(705)

Loss before minority interest	(2,677)	(2,478)	2,427	2,551	(177)
Minority interest	—	—	—	(1,539)	(1,539)

Net income (loss)	$(2,677)	$(2,478)	$2,427	$1,012	$(1,716)

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2003

	STATS	Guarantor	Non-Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(2,677)	$(2,478)	$2,427	$1,012	$(1,716)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	98,823	5,761	16,235	(209)	120,610
Amortization of leasing prepayments	11,732	—	—	—	11,732
Debt issuance cost amortization	1,155	—	—	—	1,155
Loss (gain) on sale of property, plant and equipment	503	307	42	(752)	100
Accretion of discount on convertible notes	7,366	—	—	—	7,366
Foreign currency exchange loss (gain)	(2,875)	—	(492)	—	(3,367)
Loss (gain) on sale and maturity of marketable securities	(5,025)	—	(15)	—	(5,040)
Deferred income taxes	(741)	—	(505)	—	(1,246)
Minority interest in loss of subsidiary	—	—	—	1,539	1,539
Equity loss from investment in subsidiaries	1,590	—	—	(1,590)	—
Others	—	—	(54)	—	(54)
Changes in operating working capital:
Accounts receivable	(27,196)	(865)	(2,216)	—	(30,277)
Amounts due to affiliates	(2,827)	(643)	1	537	(2,932)
Inventories	(10,095)	—	—	—	(10,095)
Other receivables, prepaid expenses and other assets	(15,854)	604	(1,533)	—	(16,783)
Accounts payable, accrued operating expenses and other payables	9,640	368	1,761	—	11,769
Amounts due to affiliates	1,010	(743)	57	(537)	(213)

Net cash provided by operating activities	$64,529	$2,311	$15,708	$—	$82,548

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$70,238	$—	$7,328	$—	$77,566
Proceeds from maturity of marketable securities	5,753	—	—	—	5,753
Purchases of marketable securities	(32,924)	—	(10,926)	—	(43,850)
Acquisition of subsidiary, net of cash acquired	(15,533)	—	3,092	12,441	—
Purchase of additional shares in subsidiary	(467)	—	—	—	(467)
Purchases of property, plant and equipment	(168,968)	(2,172)	(38,186)	—	(209,326)
Others, net	(4,136)	1	189	—	(3,946)

Net cash used in investing activities	$(146,037)	$(2,171)	$(38,503)	$12,441	$(174,270)

Cash Flows From Financing Activities
Repayment of short-term debt	$—	$—	$(27,419)	$—	$(27,419)
Repayment of long-term debt	(14,768)	—	(4,945)	—	(19,713)
Proceeds from issuance of shares	112,245	—	17,673	(12,441)	117,477
Proceeds from issuance of convertible notes, net of expenses	112,345	—	—	—	112,345
Proceeds from bank borrowings	—	—	49,839	—	49,839
Decrease in restricted cash	3,500	—	4,723	—	8,223
Grants received	6,784	—	—	—	6,784
Capital lease payments	(7,405)	(317)	(5,140)	—	(12,862)

Net cash provided by (used in) financing activities	$212,701	$(317)	$34,731	$(12,441)	$234,674

Net increase (decrease) in cash and cash equivalents	$131,193	$(177)	$11,936	$—	$142,952
Effect of exchange rate changes on cash and cash equivalents	2,326	—	224	—	2,550
Cash and cash equivalents at beginning of the year	163,646	398	3,617	—	167,661

Cash and cash equivalents at end of the year	$297,165	$221	$15,777	$—	$313,163

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2004

	STATS		Guarantor	Non-Guarantor
	ChipPAC	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$184,824	$533	$20,978	$21,174	$—	$227,509
Marketable securities	—	—	787	1,273	—	2,060
Accounts receivable, net	66,875	—	70,444	12,331	—	149,650
Amounts due from affiliates	250,479	194,605	32,635	3,719	(478,815)	2,623
Other receivables	8,022	70	8,483	238	—	16,813
Inventories	19,916	—	28,440	6,334	—	54,690
Prepaid expenses and other assets	32,971	1,525	1,013	3,327	—	38,836

Total current assets	563,087	196,733	162,780	48,396	(478,815)	492,181
Marketable securities	18,097	—	—	24	—	18,121
Prepaid expenses	7,072	—	5,224	—	—	12,296
Property, plant and equipment, net	391,523	4,912	376,014	263,530	(176)	1,035,803
Investment in subsidiaries	750,620	—	—	—	(750,620)	—
Intangible assets	1,398	2,802	120,174	1,456	—	125,830
Goodwill	—	—	415,349	106,040	2,209	523,598
Other assets	34,614	487	23,202	5,570	—	63,873

Total assets	$1,766,411	$204,934	$1,102,743	$425,016	$(1,227,402)	$2,271,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,957	$2,314	$43,596	$14,714	$(8)	$68,573
Payables related to property, plant and equipment purchases	20,028	4	17,878	13,728	—	51,638
Accrued operating expenses	36,773	8,307	11,335	7,484	—	63,899
Income taxes payable	—	13	2,005	20	—	2,038
Short term borrowings	—	—	19,874	—	—	19,874
Amounts due to affiliates	4,941	173	440,622	33,216	(478,815)	137
Current obligations under capital leases	805	—	6,782	—	—	7,587
Current installments of long-term debt	137,107	—	—	17,300	—	154,407

Total current liabilities	207,611	10,811	542,092	86,462	(478,823)	368,153
Obligations under capital leases, excluding current installments	—	—	10,771	—	—	10,771
Long-term debt, excluding current installments	399,182	200,000	—	42,993	—	642,175
Other non-current liabilities	268	—	45,981	4,113	—	50,362

Total liabilities	607,061	210,811	598,844	133,568	(478,823)	1,071,461

Minority interest	—	—	—	—	40,891	40,891
Issued shares	298,233	991	—	81,535	(82,526)	298,233
Additional paid-in capital	1,507,854	291,795	682,651	261,866	(1,236,554)	1,507,612
Accumulated other comprehensive loss	(2,860)	(5,993)	12,492	4,417	(10,916)	(2,860)
Accumulated earnings (deficit)	(643,877)	(292,670)	(191,244)	(56,370)	540,526	(643,635)

Total shareholders’ equity	1,159,350	(5,877)	503,899	291,448	(789,470)	1,159,350

Total liabilities and shareholder’s equity	$1,766,411	$204,934	$1,102,743	$425,016	$(1,227,402)	$2,271,702

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

	STATS		Guarantor	Non-Guarantor
	ChipPAC	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$462,697	$9,703	$259,785	$83,382	$(46,446)	$769,121
Cost of revenues	(390,673)	(203)	(225,543)	(73,690)	46,569	(643,540)

Gross profit (loss)	72,024	9,500	34,242	9,692	123	125,581

Operating expenses:
Selling, general and administrative	42,887	7,682	29,133	5,273	—	84,965
Research and development	10,811	1,047	4,885	894	—	17,637
Goodwill impairment	—	—	360,869	92,131	—	453,000
Other general expenses (income), net	(618)	121	33	(44)	44	(464)

Total operating expenses	53,070	8,850	394,920	98,254	44	555,138

Operating income (loss)	18,954	650	(360,678)	(88,562)	79	(429,557)

Other income (expense), net:
Interest income	7,774	9	2,770	123	(6,246)	4,430
Interest expense	(19,173)	(2,875)	(11,458)	(1,556)	6,246	(28,816)
Foreign currency exchange gain (loss)	(206)	—	(1,034)	118	—	(1,122)
Equity income (loss) from investment in subsidiaries	(472,535)	(67,882)	(87,677)	—	628,094	—
Other non-operating income, net	(675)	12	(531)	258	—	(936)

Total other income (expense), net	(484,815)	(70,736)	(97,930)	(1,057)	628,094	(26,444)

Income (loss) before income taxes	(465,861)	(70,086)	(458,608)	(89,619)	628,173	(456,001)
Income tax benefit (expense)	(1,862)	(14)	(7,015)	997	—	(7,894)

Loss before minority interest	(467,723)	(70,100)	(465,623)	(88,622)	628,173	(463,895)
Minority interest	—	—	—	—	(3,828)	(3,828)

Net income (loss)	$(467,723)	$(70,100)	$(465,623)	$(88,622)	$624,345	$(467,723)

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2004

	STATS		Guarantor	Non-Guarantor
	ChipPAC	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(467,723)	$(70,100)	$(465,623)	$(88,622)	$624,345	$(467,723)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	104,141	628	54,320	29,638	(44)	188,683
Goodwill impairment	—	—	360,869	92,131	—	453,000
Amortization of leasing prepayments	25,718	—	—	—	—	25,718
Debt issuance cost amortization	1,741	—	—	172	—	1,913
Loss (gain) on sale of property, plant and equipment	(631)	—	5	(30)	—	(656)
Accretion of discount on convertible notes	11,923	—	(486)	—	—	11,437
Loss from early debt extinguishment	266	—	531	—	—	797
Foreign currency exchange loss (gain)	(516)	—	—	(314)	—	(830)
Deferred income taxes	9,145	—	6,665	(805)	—	15,005
Minority interest in income (loss) of subsidiary	—	—	—	—	3,828	3,828
Equity loss from investment in subsidiaries	472,535	67,882	87,677	—	(628,094)	—
(Gain) Loss on sale and maturity of marketable securities	503	—	—	34	—	537
Others	1,162	127	(193)	(32)	(35)	1,029
Changes in operating working capital:
Accounts receivable	3,670	—	8,789	(4,310)	—	8,149
Amounts due from affiliates	(242,237)	26,486	6,882	15,986	197,310	4,427
Inventories	(77)	—	(946)	(148)	—	(1,171)
Other receivables, prepaid expenses and other assets	(64,078)	(1,442)	224	875	—	(64,421)
Accounts payable, accrued operating expenses and other payables	(2,709)	(23,934)	(11,138)	(3,625)	—	(41,406)
Amounts due to affiliates	(2,918)	(85)	190,199	8,415	(197,310)	(1,699)

Net cash provided by operating activities	$(150,085)	$(438)	$237,775	$49,365	$—	$136,617

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$101,323	$—	$—	$29,174	$—	$130,497
Proceeds from maturity of marketable securities	46,687	—	—	—	—	46,687
Purchases of marketable securities	(137,124)	—	222	(24,041)	—	(160,943)
Acquisition of intangible assets	—	(399)	(555)	(474)	—	(1,428)
Acquisition of subsidiary, net of cash acquired	(14,049)	—	—	4,680	16,577	7,208
Purchases of property, plant and equipment	(172,320)	(1,090)	(60,327)	(81,225)	27,388	(287,574)
Others, net	20,926	33	3,144	4,014	(27,388)	729

Net cash used in investing activities	$(154,557)	$(1,456)	$(57,516)	$(67,872)	$16,577	$(264,824)

Cash Flows From Financing Activities
Repayment of short-term debt	$(50,000)	$—	$—	$(22,006)	$—	$(72,006)
Repayment of long-term debt	—	—	—	(8,982)	—	(8,982)
Proceeds from issuance of shares, net of expenses	1,968	—	—	—	—	1,968
Proceeds from issuance of convertible and senior notes, net of expenses	210,458	—	—	—	—	210,458
Repurchase of senior and convertible notes	(18,083)	—	(175,564)	—	—	(193,647)
Proceeds from bank borrowings	50,000	—	8,016	49,604	—	107,620
Decrease in restricted cash	—	—	—	2,927	—	2,927
Capital lease payments	(2,042)	—	(4,390)	(778)	—	(7,210)

Net cash provided by (used in) financing activities	$192,301	$—	$(171,938)	$20,765	$—	$41,128

Net decrease in cash and cash equivalents	$(112,341)	$(1,894)	$8,321	$2,258	$16,577	$(87,079)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	1,425	—	1,425
Cash and cash equivalents at beginning of the year/period	297,165	2,427	12,657	17,491	(16,577)	313,163

Cash and cash equivalents at end of the year	$184,824	$533	$20,978	$21,174	$—	$227,509