Form 20-F
period 2005-12-25
STATS CHIPPAC LTD.
filed 2006-02-28
CIK 1101873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 25, 2005
or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to
or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report
Commission file number 000-29103
STATS ChipPAC Ltd.
(Exact Name of Registrant as specified in its charter)

10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Republic of Singapore	Singapore 569059
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Ordinary Shares, including Ordinary Shares
represented by American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,976,292,025 Ordinary Shares of Registrant.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes     ☑      No     ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes     ☐      No     ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes     ☑      No     ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):
Large accelerated filer     ☑      Accelerated filer     ☐      Non-accelerated filer    ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17    ☐      Item 18    ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes    ☐      No   ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes    ☐      No    ☐

		PAGE
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
ITEM 4.	INFORMATION ON OUR COMPANY	21
ITEM 4A.	UNRESOLVED STAFF COMMENTS	42
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	58
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	71
ITEM 8.	FINANCIAL INFORMATION	73
ITEM 9.	THE OFFER AND LISTING	75
ITEM 10.	ADDITIONAL INFORMATION	76
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	88
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	89
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	89
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	89
ITEM 15.	CONTROLS AND PROCEDURES	89
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	89
ITEM 16B.	CODE OF ETHICS	89
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	89
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	90
ITEM 16E.	ISSUER PURCHASES OF EQUITY SECURITIES	90
ITEM 17.	FINANCIAL STATEMENTS	90
ITEM 18.	FINANCIAL STATEMENTS	90
ITEM 19.	EXHIBITS	91
SIGNATURES		96
INDEX TO FINANCIAL STATEMENTS		F-1
EX-4.46 Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated August 5, 2004 by and between Tan Lay Koon and STATS ChipPAC Ltd.
EX-4.48 Supplemental Subsidiary Guarantee Agreement dated as of Feburary 21, 2006, by and between STATS ChipPAC Ltd. and U.S. Bank National Association with respect to the 7.5% Senior Notes 2010
EX-4.49 Supplemental Subsidiary Guarantee Agreement, dated as of Feburary 21, 2006, by and between STATS ChipPAC Ltd. and U.S. Bank National Association with respect to 6 3/4% Senior Notes due 2011
EX-8.1 List of subsidiaries
EX-12.1 Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-12.2 Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-13.1 Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-13.2 Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002
EX-15.1 Consent Pricewaterhouse Coopers, Singapore, independent registered public accounting firm
EX-15.2 Consent of KPMG, independent registered public accounting firm

i

GENERAL INFORMATION
     References to “Singapore dollars” and “S$” in this annual report mean Singapore dollars, the legal currency of the Republic of Singapore. References to “U.S. dollars,” “$” and “US$” mean United States dollars, the legal currency of the United States. References to “South Korean Won” and “KRW” mean Korean Republic Won, the legal currency of the Republic of Korea. References to “Chinese Renminbi” and “RMB” mean Chinese Renminbi, the legal currency of People’s Republic of China. References to “Malaysian Ringgit” and “MYR” mean Malaysian Ringgit, the legal currency of Malaysia. References to “New Taiwan dollar” and “NT$” mean New Taiwan dollars, the legal currency of Taiwan. References to “Japanese yen” or “¥” mean Japanese yen, the legal currency of Japan. The noon buying rate in the City of New York on January 31, 2006 was S$1.62 per $1.00 for cable transfers in Singapore dollars, KRW958.90 per $1.00 for cable transfers in South Korean Won, RMB8.06 per $1.00 for cable transfers in Chinese Renminbi, MYR3.75 per $1.00 for cable transfers in Malaysian Ringgit, NT$31.97 per $1.00 for cable transfers in New Taiwan dollars and ¥116.88 per $1.00 for cable transfers in Japanese yen, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain amounts in these currencies have been translated into U.S. dollars based on these exchange rates. Certain amounts (including percentage amounts) have been rounded for convenience; as a result, certain figures may not sum to total amounts or equal quotients.
     No representation is made that the Singapore dollar, U.S. dollar, South Korean Won, Chinese Renminbi, Malaysian Ringgit, New Taiwan dollar or Japanese yen amounts shown in this annual report could have been or could be converted at such rate or at any other rate.
     In this annual report, unless otherwise specified or the context requires, the terms “Company,” “combined company,” “STATS ChipPAC,” “we,” “our,” and “us” refer to STATS ChipPAC Ltd., a Singapore company, and its consolidated subsidiaries after the consummation of the merger described herein, the term “STATS” refers to ST Assembly Test Services Ltd, a Singapore company, and its consolidated subsidiaries prior to the consummation of the merger, the term “ChipPAC” refers to ChipPAC, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the consummation of the merger and ChipPAC, Inc. (now known as STATS ChipPAC, Inc. as described below) as a wholly-owned subsidiary of STATS ChipPAC after the consummation of the merger. On January 20, 2005, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC, Inc. The entity surviving the merger was renamed STATS ChipPAC, Inc.
     Following the consummation of the merger of STATS and ChipPAC, we have included in our financial results for the years ended December 31, 2004 and 2005 the financial results of ChipPAC from August 5, 2004. The term “pro forma” as used in this document gives effect to the merger as if it had been consummated on January 1 of that particular year and reflects ChipPAC’s financial data for the 12 months ended December 31 for that particular year.
     Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the calendar month end of that period. Our first three quarters of 2005 ended on March 27, 2005, June 26, 2005 and September 25, 2005, respectively, and our fourth quarter and fiscal year 2005 ended on December 25, 2005, the Sunday nearest to the calendar quarter end of each period, while our quarterly periods in prior years ended on March 31, June 30, September 30 and December 31, respectively. For ease of presentation, our first three quarters of 2005 and fourth quarter and fiscal year 2005 have been presented as ending on March 31, June 30, September 30, and December 31, 2005, respectively, and unless otherwise specified or the context requires, references to “2005” refer to our fiscal year 2005.
FORWARD-LOOKING STATEMENTS
     Certain of the statements in this annual report on Form 20-F are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. These include statements on our financial condition and results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies and synergies, budget, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans or objectives of management, outcome of litigation, industry growth, the impact of regulatory initiatives, markets for our securities and other statements on underlying assumptions, other than statements of historical fact, including but not limited to those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions.
     Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers (PCs); reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in product mix; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; inability to achieve satisfactory internal controls to meet the requirements of Sarbanes Oxley Act of 2002; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; unsuccessful acquisitions and investments in other companies and businesses; and other risks described in “Item 3. Key Information — D. Risk Factors.”
     You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2004 and 2005 and for the fiscal years ended December 31, 2003, 2004 and 2005, are derived from our consolidated financial statements which have been audited by KPMG (for year ended December 31, 2003) and PricewaterhouseCoopers (PwC) (for years ended December 31, 2004 and 2005), independent registered public accounting firms, and are included in “Item 18. Financial Statements.” The selected consolidated financial data as of December 31, 2001, 2002 and 2003 and for the fiscal years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements, which are not included in this annual report.
     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
     Following the consummation of the merger of STATS and ChipPAC, we have included in our financial results for the years ended December 31, 2004 and 2005 the financial results of ChipPAC from August 5, 2004. The financial results prior to the year ended December 31, 2004 reflect the financial results of STATS and do not include the financial results of ChipPAC.

	Year Ended December 31,
	2001	2002	2003	2004	2005
		(In thousands, except per share data and ratios)
Income Statement Data:
Net revenues	$145,866	$225,738	$380,691	$769,121	$1,157,253
Cost of revenues	(217,789)	(247,943)	(328,014)	(643,540)	(968,023)

Gross profit (loss)	(71,923)	(22,205)	52,677	125,581	189,230

Operating expenses:
Selling, general and administrative(1)	37,065	36,693	36,475	84,965	135,771
Research and development	15,160	18,856	15,295	17,637	26,071
Goodwill impairment(2)	—	—	—	453,000	—
Equipment impairments(3)	23,735	14,666	—	—	—
Prepaid leases written off(4)	3,145	764	—	—	—
Restructuring charges	—	—	—	—	830
Other general expenses (income), net	101	548	374	(464)	(20)

Total operating expenses	79,206	71,527	52,144	555,138	162,652

Operating income (loss)	(151,129)	(93,732)	533	(429,557)	26,578
Other income (expense), net:
Interest income (expense), net	5,222	(5,143)	(9,209)	(24,386)	(36,215)
Foreign currency exchange gain (loss)	775	(512)	1,634	(1,122)	531
Other non-operating income (expense), net	1,990	3,419	7,570	(936)	(1,076)

Total other income (expense), net	7,987	(2,236)	(5)	(26,444)	(36,760)

Income (loss) before income taxes	(143,142)	(95,968)	528	(456,001)	(10,182)
Income tax benefit (expense)	8,810	7,163	(705)	(7,894)	(9,689)

Income (loss) before minority interest	(134,332)	(88,805)	(177)	(463,895)	(19,871)
Minority interest	313	(514)	(1,539)	(3,828)	(6,440)

Net income (loss)	$(134,019)	$(89,319)	$(1,716)	$(467,723)	$(26,311)

Net income (loss) per ordinary share:
Basic	$(0.14)	$(0.09)	$(0.00)	$(0.33)	$(0.01)
Diluted	$(0.14)	$(0.09)	$(0.00)	$(0.33)	$(0.01)
Net income (loss) per ADS:
Basic	$(1.36)	$(0.90)	$(0.02)	$(3.27)	$(0.13)
Diluted	$(1.36)	$(0.90)	$(0.02)	$(3.27)	$(0.13)
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	989,083	991,549	1,005,374	1,428,954	1,961,950
Diluted	989,083	991,549	1,005,374	1,428,954	1,961,950
ADS (in thousands) used in per ADS calculation:
Basic	98,908	99,155	100,537	142,895	196,195
Diluted	98,908	99,155	100,537	142,895	196,195

Balance Sheet Data:
Cash and cash equivalents	$115,214	$167,661	$313,163	$227,509	$224,720
Working capital	109,447	165,851	328,583	124,028	250,369
Total assets	576,578	721,968	993,852	2,271,702	2,393,382
Current installments of obligations under capital leases	2,564	6,558	5,296	7,587	7,091
Short-term borrowings and current installments of long-term debt	14,045	21,588	6,841	174,281	35,542
Obligation under capital leases, excluding current installments	7,689	5,520	812	10,771	3,680
Long-term debt, excluding current installments	14,045	218,370	358,789	642,175	775,425
Shareholders’ equity	452,795	366,512	475,956	1,159,350	1,141,652
Share capital	$159,961	$160,295	$172,434	$298,233	$303,052
Ordinary shares outstanding (in thousands)	989,683	992,115	1,076,620	1,944,330	1,976,292

(1)	Includes stock-based compensation expenses of $1,024,000, $60,000, $97,000, $658,000 and $743,000 in 2001, 2002, 2003, 2004 and 2005, respectively.

(2)	We recorded impairment charges of $453,000,000 in 2004 on our goodwill associated with purchase accounting for the acquisition of ChipPAC.

(3)	The impairment charges were recognized in 2001 in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and in 2002 in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(4)	We recorded impairment charges of $3,145,000 in 2001 and $764,000 in 2002 to write off prepaid leases for testers with no expectation of future use.

B. Capitalization and Indebtedness
     Not applicable
C. Reasons for the Offer and Use of Proceeds
     Not applicable
D. Risk Factors
     In addition to the other information and risks described elsewhere in this annual report, our business is subject to the following risks:
Risks Relating to Our Company
Downturns in the semiconductor industry have adversely affected our operating results and may continue to adversely affect our operating results.
     Our results of operations and the results from operations of STATS and ChipPAC have been and will be significantly affected by conditions in the semiconductor industry. The market for semiconductors is characterized by:
•	rapid technological change;

•	evolving industry standards;

•	intense competition; and

•	fluctuations in end-user demand.
     The semiconductor industry experienced a downturn beginning in the fourth quarter of 2000, which continued through 2001 and 2002. This downturn had a significant adverse impact on our sales and financial performance, as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started a modest recovery in late 2002 and continued its recovery momentum throughout 2003 and the first half of 2004. In late 2004 and early 2005, however, we experienced a softening of our business as our customers corrected their excess inventory positions. Although the semiconductor industry gradually improved in 2005 as customers consumed their inventory position and then replenished their supply chain in anticipation of increased demand, there are no assurances that such improvement will continue or that there will not be a decline in the industry that will result in a material adverse effect on our business, financial condition and results of operations.
We may not be able to compete successfully in our industry.
     The independent semiconductor assembly and test service (SATS) industry is very competitive and diverse and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry comprises both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors, including, among others, Advanced Semiconductor Engineering, Inc. and its subsidiary, ASE Test Limited, Amkor Technology, Inc., and Siliconware Precision Industries Co., Ltd. Their facilities are primarily located in Asia.
     Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and has been in operation for some time. Such companies have also established relationships with many of our current or potential customers.

     We also face competition from the internal capabilities and capacity of many of our current and potential integrated device manufacturers (IDM) customers. Many IDMs have greater financial, technical and other resources than we have and may rely on internal sources for packaging and test services for a number of reasons including due to:
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
A decrease in demand for communications equipment, consumer and multi-applications, and personal computers, would significantly decrease the demand of our services.
     Substantially all of our net revenues are derived from customers who use our test or packaging services for semiconductors used in communications equipment, consumer and multi-applications, and personal computers. Any significant decrease in the demand for communications equipment, consumer and multi-applications, or personal computers may decrease the demand for our services and could seriously harm our Company. In addition, the declining average selling prices of communications equipment, consumer and multi-applications, and personal computers places significant pressure on the prices of the components that are used in this equipment. If the average selling prices of communications equipment, consumer and multi-applications, and personal computers continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.
We depend on a small number of customers for a significant portion of our revenues and any decrease in sales to any of them could adversely affect our business and results of operations.
     We are dependent on a small group of customers for substantially all of our net revenues. In 2005, our ten largest customers represented 69.7% of our net revenues. Our three largest customers, Analog Devices, Inc., Freescale Semiconductor, Inc. and Intel Corporation, each contributed in excess of 10% of our net revenues and in the aggregate contributed 32.1% of our net revenues.
     Although no one customer is expected to account for more than 15% of our Company’s revenues, we anticipate that our ten largest customers will continue to account for a significant portion of our net revenues for the foreseeable future. Our ability to retain these and other customers, and to add new customers, is important to our ongoing success. The loss of one or more key customers, or reduced demand from any key customers, could have a material adverse effect on our business, financial condition and results of operations.
     In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months at a significant cost to the customer. As a result, customers are reluctant to qualify new packaging and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our revenues. Furthermore, we believe that once a semiconductor company has selected a particular packaging and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s packaging and test services. See “Item 4. Information on Our Company — B. Business Overview — Customers.”

Decisions by our IDM customers to curtail outsourcing may adversely affect our business.
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
     The semiconductor packaging and test markets are characterized by rapid technological change and increasing complexity. We must be able to offer our customers packaging and test services based upon the most advanced technology. This requirement could result in significant research and development expenditures and capital expenditures in the future. We periodically review our equipment for obsolescence and impairment. If we determine that, due to technological advances, reduced demand in certain end markets or otherwise, the anticipated future usage of any of our equipment has been diminished, we will write-down such equipment. STATS did not make any write-downs in 2003. In 2003, ChipPAC wrote-down $11.7 million of impaired assets. In 2004 and 2005, no write-down of assets was made.
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
     Our capital expenditures are largely driven by the demand for our services. Our combined capital expenditures were $392.0 million in 2004 and $277.7 million in 2005. In 2006, we expect that our capital expenditures will be approximately $300.0 million. To grow our business, we will need to increase our packaging and test capacity as well as replace existing equipment from time to time. This will require substantial capital expenditures for additional equipment and further expenditure to recruit and train new employees. These expenditures will likely be made in advance of increased sales. We cannot assure you that our net revenues will increase after these expenditures. Failure to increase our net revenues after these expenditures could have a material adverse effect on our business, financial condition and results of operations.
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
     The semiconductor packaging and test business is capital intensive and requires investment in expensive capital equipment manufactured by a limited number of suppliers, which are located principally in the United States, Singapore, Europe, South Korea and Japan. The market for capital equipment used in semiconductor testing is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of such capital equipment from a limited number of suppliers. If we are unable to obtain certain equipment, such as testers and wire bonders, in a timely manner, we may be unable to fulfill our customers’ orders which would negatively impact our business, financial condition and results of operations.
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
     In 2005, we achieved an operating income of $26.6 million, but suffered a net loss of $26.3 million. In 2004, we suffered an operating loss of $429.6 million and a net loss of $467.7 million. STATS achieved operating income of $0.5 million in 2003, but suffered net losses of $1.7 million. Similarly, ChipPAC achieved operating income of $0.4 million in 2003, but suffered net losses of $28.8 million. We cannot assure you that we will not continue to incur operating losses and net losses in the future due to a variety of factors, including if the semiconductor industry does not continue to recover from the downturn.
Our substantial indebtedness could adversely affect our financial health.
     We have a substantial amount of indebtedness. As of December 31, 2005, we had total indebtedness of $821.7 million, consisting of $365.0 million of unsecured senior notes, $361.5 million of unsecured convertible notes (of which $161.5 million were senior convertible notes and $200.0 million were subordinated convertible notes), $78.3 million of senior secured debt (including capital lease obligations) and $16.9 million of unsecured short-term debt. In addition, we are permitted to incur additional debt under the terms of our existing debt.
     Our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations by:
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
     In addition, the holders of our various notes may, in certain circumstances, including a change in control of our Company, in each case as defined in the respective indenture relating to such notes, require us to redeem all or a portion of the holders’ notes. For example, certain holders of our $115.0 million of zero coupon convertible notes due 2008 may require us to repurchase all or a portion of the holders’ convertible notes on November 7, 2007. We may be required to refinance our debt in order to make such payments. If such an event were to occur, or at maturity of each series of convertible notes, we cannot assure you that we will have sufficient funds or would be able to arrange financing on terms that are acceptable to us or at all or to obtain waivers of prohibitions from lenders under our other financing arrangements to make the required purchase or redemption. If we do not have sufficient funds or are unable to obtain adequate financing or waivers to repurchase or redeem such notes, we will be in default under the terms of those notes.
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
We recorded an impairment charge of $453.0 million to our earnings in 2004 and may be required to record another significant charge to earnings in the future when we review our goodwill or other intangible assets for potential impairment.
     As a result of accounting for the merger in 2004 using the purchase accounting method, we recorded goodwill and other intangible assets upon the merger of approximately $974.4 million and $147.2 million, respectively. Under U.S. GAAP, we are required to review our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill and other intangible assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $453.0 million to our earnings in 2004. Our impairment review of goodwill in 2005 did not indicate any impairment. We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges will likely have a significant adverse impact on our results of operations.
We could suffer adverse tax and other financial consequences if taxing authorities do not agree with our interpretation of applicable tax laws.
     ChipPAC is our wholly-owned subsidiary. ChipPAC’s corporate structure and operations are based, in part, on interpretations of various tax laws, including withholding tax, and other relevant laws of applicable taxing jurisdictions. We cannot assure you that the taxing authorities will agree with our interpretations or that they will reach the same conclusions. For example, the South Korean National Tax Service (NTS) has informed ChipPAC that it has made an assessment of approximately KRW 18.7 billion (approximately $19.5 million based on the exchange rate as at January 31, 2006) against ChipPAC relating to withholding tax that it asserts should have been collected on interest paid on a loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary. We believe that no withholding on the transaction in question is required under the prevailing tax treaty. We have appealed this assessment and believe that such assessment should be overturned. In the event that we are not successful with our appeal, we estimate that the maximum amount payable including potential interest and local surtax as at December 31, 2005 is estimated to be KRW 31.6 billion (approximately $32.9 million based on the exchange rate as at January 31, 2006). However, our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or the anticipated benefits of ChipPAC’s corporate structure could be materially impaired. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contingencies.”
Our intellectual property is important to our ability to succeed in our business but may be difficult to obtain and protect.
     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2006, our Company and our various subsidiaries held a total of approximately 448 issued patents and pending patent applications. Of these, we have approximately 94 patents granted or allowed by the U.S. Patent and Trademark Office and approximately 42 patents registered or allowed in Singapore, South Korea and other countries.
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
     It is the nature of the semiconductor industry that, from time to time, we may receive communications alleging that we have infringed intellectual property rights of others. For example, in February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (Tessera), has asserted that semiconductor chip packaging, specifically devices having ball grid array (BGA) and multi-chip BGA configurations, used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to our Company. A court determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. We may also, from time to time, receive from customers, requests for indemnification against pending or threatened infringement claims brought against such customers. However, we cannot assure you that the resolution of any future allegation or request for indemnification will not have a material adverse effect on our business, financial condition and results of operations.
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
     Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our operating results have fluctuated, and may continue to fluctuate, from quarter to quarter, which may make it difficult to predict our future performance.
     Our operating results have fluctuated and may continue to fluctuate substantially from quarter to quarter due to a wide variety of factors, including:
•	general economic conditions in the semiconductor industry;

•	a shift by IDMs, between internal and outsourced test and packaging services;

•	general economic conditions in the markets addressed by end-users of semiconductors;

•	the seasonality of the semiconductor industry;

•	the short-term nature of our customers’ commitments;

•	the rescheduling or cancellation of large orders;

•	the timing and volume of orders relative to our capacity;

•	changes in capacity utilization;

•	the erosion of the selling prices of packages;

•	changes in our product mix;

•	the rescheduling, cancellation and timing of expenditures in anticipation of future orders;

•	disruptions caused by the installation of new equipment;

•	the ability to obtain adequate equipment and materials on a timely and cost-effective basis;

•	any exposure to currency and interest rate fluctuations that may not be adequately covered under our hedging policy;

•	weakness in the supply of wafers and substrates;

•	loss of key personnel or the shortage of available skilled workers; and

•	changes in effective tax rates.
     As a result of all of these factors, we believe that period to period comparisons of our operating results are not meaningful, and that using such comparisons to predict our future performance may not be meaningful. In addition, unfavorable changes in any of the above factors may adversely affect our business, financial condition and results of operations.
If we are unable to increase our capacity utilization, our gross margin will be adversely affected.
     As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units tested and packaged. Insufficient utilization of installed capacity can have a material adverse effect on our gross margin. In 2001, our capacity utilization declined substantially from prior levels, primarily as a result of a decrease in demand for packaging and test services resulting from a downturn in the overall semiconductor industry, particularly for communications applications. Due to the high level of fixed costs, we suffered substantial gross loss in 2001 and 2002. While capacity utilization increased in 2002, 2003, 2004 and 2005, no assurance can be given that capacity utilization will continue to increase or be maintained or that it will not decline and adversely affect our gross margin.

     Our ability to maintain or enhance our gross margins will continue to be dependent, in large part, upon our ability to increase capacity utilization. Capacity utilization may be affected by a number of factors and circumstances, including:
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
     We cannot assure you that our capacity utilization will not be materially adversely affected by future declines in the semiconductor industry, declines in industries that purchase semiconductors or other factors. Any inability on our part to increase our capacity utilization could have a material adverse effect on our business, financial condition and results of operations.
We have entered into a number of financing arrangements that impose limitations on our actions which may limit our ability to maintain and grow our business.
     The terms of our 7.5% senior notes due 2010, 6.75% senior notes due 2011, zero coupon convertible notes due 2008, 1.75% convertible notes due 2007, 8.0% convertible subordinated notes due 2011 and 2.5% convertible subordinated notes due 2008 contain restrictions applicable to us that limit our ability to, among other things:
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

     A breach of any of the covenants or restrictions contained in any of the indentures could result in an event of default. Such default could allow our debt holders to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and/or to declare all borrowings outstanding hereunder to be due and payable. If our debt is accelerated, our assets may not be sufficient to repay such debt in full.
Our profitability will be affected by average selling prices of packaging and test services that have experienced pricing pressures and have a tendency to decline.
     Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged and tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially adversely affected.
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
Liabilities and obligations under certain environmental laws and regulations could require us to spend additional funds and could adversely affect our business, financial condition and results of operations.
     We are subject to a variety of environmental laws and regulations in the countries in which we have operations, including laws and regulations relating to the use, storage, discharge and disposal of hazardous materials and the chemical by-products of, and waste water discharges from, our packaging and testing processes. Furthermore, our activities are also subject to new regulatory requirements on the environmental impacts of products such as the European Union’s Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment and other similar legislations in China and certain states in the United States. As a result of these laws and regulations, we expect that our customers will increasingly demand products that do not contain these restricted substances, such as lead as an alloy in soldering material. Such requirements may adversely affect our manufacturing costs by requiring us to acquire costly equipment or materials or to redesign some of our processes, thereby resulting in further costs increase from research and development and quality controls. In addition, failures to meet these demands could materially adversely affect our product sales. We may also be subject to liability under such laws and regulations for the investigation or cleanup of contamination caused by, or other damages associated with, the release of hazardous materials in connection with current or historical operations at our facilities or off-site locations. While we believe that we are currently in material compliance with such laws and regulations, failure to comply with such laws and regulations in the future could subject us to liabilities that may have an adverse effect on our business, financial condition and results of operations. While we believe that we do not face material liabilities associated with contamination conditions and that in some cases we have contractual indemnification agreements with predecessors relating to such conditions, should these predecessors become unable or unwilling to address these conditions, or should other yet unknown conditions be identified in the future that are not subject to such indemnification agreements, we could face environmental liabilities that may have an adverse effect on our business, financial condition and results of operations.
Significant fluctuations in exchange rates may affect our business, financial condition and results of operations.
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
     Our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries, including, but not limited to, Winstek Semiconductor Corporation (Winstek) and our China subsidiaries, may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional equity investment by foreign entities in local corporations. We may not be able to obtain any such approval in the future in a timely manner or at all.
We are exposed to certain risks as a result of the significant ownership by Temasek Holdings (Private) Limited, through its wholly-owned subsidiary. Temasek Holdings’ interests may conflict with your interests.
     Following a restructuring of the Temasek Holdings group of companies on December 31, 2004, Temasek Holdings acquired all of the shareholdings in Singapore Technologies Semiconductors Pte Ltd (STSPL) held by Temasek Holdings’ wholly-owned subsidiary, Singapore Technologies Pte Ltd (STPL). As of January 31, 2006, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (STSPL), beneficially owned approximately 36.03% of our outstanding ordinary shares. Temasek Holdings, wholly-owned by the Minister of Finance (Incorporated) for Singapore, a statutory body constituted by the Minister for Finance (Incorporation) Act (Cap. 183), owns 100% of the ordinary shares of STSPL. As a result, Temasek Holdings will have significant influence over matters requiring the approval of our shareholders.
     Matters that typically require the approval of our shareholders include, among other things:
•	the election of directors;

•	the merger or consolidation of our Company with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.

     The actions of Temasek Holdings and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which may be against the interests of holders of our ADSs and ordinary shares.
We may have conflicts of interest with our affiliates which may not be resolved in our favor.
     In the past, a substantial portion of our financing, as well as certain amounts of our net revenue, came from our affiliates, and we paid a management fee to STPL for certain services. We have certain contractual and other business relationships and may engage in material transactions with the Government of Singapore, companies within the Temasek Holdings group, including Chartered Semiconductor Manufacturing Ltd. (Chartered), which is one of our customers. Although all new material related party transactions generally will require the approval of the audit committee of our Board of Directors and in certain circumstances may also require separate approval of a majority of our Board of Directors, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, Temasek Holdings and their affiliates make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. For example, affiliates of Temasek Holdings have investments in United Test & Assembly Center Ltd, a Singapore-based provider of semiconductor packaging and testing services for semiconductor logic, radio frequency (RF), application-specific integrated circuits (ASICs) and memory products. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any such conflicts of interest will be resolved in our favor.
Investor confidence and the value of ADSs and ordinary shares may be adversely impacted if we or our independent registered public accounting firm are unable to provide adequate attestation over the adequacy of the internal control over our financial reporting as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.
     We are subject to the Securities and Exchange Commission’s (SEC) reporting obligations. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Management may not conclude that our internal control over our financial reporting is effective. Moreover, even if management does conclude that our internal control over our financial reporting is effective, if our independent registered public accounting firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact the market price of ADSs and ordinary shares.
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
     We may not be successful in integrating the businesses of STATS and ChipPAC. Integrating the two companies’ operations and personnel is a complex process. The integration may not be completed rapidly and may not achieve the anticipated benefits of the combination of STATS and ChipPAC. The successful integration of the two companies’ businesses will require, among other things, the following:
•	integration of the two companies’ products and services, sales and marketing, information and software systems and other operations;

•	retention and integration of management and other employees;

•	achievement of the expected cost savings;

•	coordination of ongoing and future research and development efforts and marketing activities;

•	retention of existing customers of both companies and attraction of additional customers;

•	retention of strategic partners of each company and attraction of new strategic partners;

•	developing and maintaining uniform standards, controls, procedures and policies;

•	minimization of disruption of the combined company’s ongoing business and distraction of its management; and

•	limiting expenses related to integration.
     The successful integration of STATS and ChipPAC will involve considerable risks and may not be successful. These risks include:
•	the impairment of relationships with employees, customers and business partners;

•	our ability to attract and retain key management, sales, marketing and technical personnel;

•	a delay in, or cancellation of, purchasing decisions by current and prospective customers and business partners;

•	the potential disruption of the combined company’s ongoing business and distraction of its management; and

•	the difficulty of incorporating acquired technology and rights into the products and service offerings of the combined company.
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
     The employees at our Icheon, South Korea facility are represented by the STATS ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is renewed every other year. The wage agreement was renewed in 2005 and is effective through April 30, 2006. The collective bargaining agreement was renewed in 2005 and is effective through April 30, 2007. As of January 31, 2006, approximately 63% of our South Korean employees were represented by the STATS ChipPAC Korea Labor Union. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages.

With our operations conducted in a limited number of facilities, a fire, flood or other calamity at one of our facilities could adversely affect us.
     We conduct our packaging and testing operations at a limited number of facilities. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining materials and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have a material adverse effect on our business, financial condition and results of operations. For example, our operations in South Korea, Taiwan and China are vulnerable to regional typhoons that can bring with them destructive winds and torrential rains, which can in turn cause plant closures and transportation interruptions. In addition, some of the processes that we utilize in our operations place us at risk of fire and other damage. For example, highly flammable gases are used in the preparation of wafers holding semiconductor devices for flip-chip packaging. While we maintain insurance policies for various types of property, casualty and other risks, which we consider to be adequate, we do not carry insurance for all the above referred risks and with regard to the insurance we do maintain, we cannot assure you that it would be sufficient to cover all of our potential losses.
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
There can be no assurance that economic, political or legal developments in any of these countries would not have a material adverse effect on our business, financial condition and results of operations.
Conducting business in China involves uncertainties and there can be no assurances that the intended benefits from our new China facility will be realized.
     In December 2005, we commenced construction of additional buildings next to our existing facility in Qing Pu, Shanghai at an estimated cost of $53.4 million. Upon completion, the new facility will increase the total floor space at that location by approximately 500,000 square feet. Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with our investment in the facility in China. These risks include:
•	economic and political uncertainties in China;

•	local infrastructure problems, such as electrical power interruptions;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources;

•	measures which may be introduced to control inflation or deflation;

•	continuing fluctuations in the value of the Chinese Renminbi currency; and

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China.
Because a significant portion of Winstek’s business and operations, our new 300 millimeter (mm) wafer bumping facility, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services are located in Taiwan, a severe earthquake could severely disrupt their normal operations and adversely affect our earnings.
     Taiwan is susceptible to earthquakes. For example, on March 31, 2002, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in central Taiwan. This earthquake damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. Our 52% owned subsidiary, Winstek, experienced no structural damage to its facilities and no damage to its machinery and equipment as a result of this earthquake. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquake. The production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and packaging services. If suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business, in particular our 300mm wafer bumping and Winstek’s business, and may have a material adverse effect on our business, financial condition and results of operations.
Outbreaks of epidemics and communicable diseases in China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.
     In early 2003, China and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The World Health Organization and several countries issued travel warnings against international travel to China and several other Asian nations during the period of the alert. China reported a number of cases of SARS in April 2004. More recently, the avian influenza viruses have been a health threat in many countries across Asia. There can be no assurance that the SARS virus, avian influenza viruses and/or different or even more virulent viruses will not make a reappearance in the future. If such an outbreak were to occur in Singapore, South Korea, China, Malaysia or Taiwan, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through facility closures and the imposition of other emergency measures, any of which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing facilities could result in our management and employees being quarantined and our operations being required to be suspended.
We may not be successful in our acquisitions and investments in other companies and businesses.
     From time to time, we may make acquisitions of, or investments in, other companies or businesses. In November 2005, we set up a new facility in Song Jiang, China to provide 200mm gold bumping services as part of our strategy to service the high growth liquid crystal display (LCD) driver semiconductor market. This operation is expected to complete setup and begin customer qualification in early 2006. In October 2005, we also set up a new facility in Taiwan to provide 300mm wafer electroplated solder bumping services as part of our strategy to provide turnkey services for advanced flip chip packaging applications. This operation is presently qualified and in high volume production. In August 2004, we completed our merger with ChipPAC. In 2003, we set up a new manufacturing facility in Shanghai, China as a first step of our strategic plan to establish a significant manufacturing presence in China to service its existing international customers as well as engage the indigenous Chinese foundries and design houses. In 2001, we acquired a majority interest in Winstek, to enhance our position in the Taiwanese market.
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
Risks Relating to Our Ordinary Shares and ADSs
The trading price of our ordinary shares and our ADSs has been and may continue to be volatile.
     The trading price of our ordinary shares and our ADSs has been and may continue to be subject to large fluctuations. Our ordinary share price and our ADS share price may increase or decrease in response to a number of events and factors, including:
•	quarterly variations in operating results;

•	changes in financial estimates and recommendations by securities analysts;

•	the operating and stock price performance of other companies in our industry;

•	developments affecting us, our customers or our competitors;

•	changes in government regulation;

•	changes in general economic conditions;

•	changes in accounting principles; and

•	other events or factors described in this annual report.
     This volatility may adversely affect the price of our ordinary shares and our ADSs, regardless of our operating performance.

Singapore law contains provisions that could discourage a take-over of our Company.
     The Securities and Futures Act, Chapter 289 of Singapore and the Singapore Code on Take-overs and Mergers (Take-over Code) contain certain provisions that may delay, deter or prevent a future take-over or change in control of our Company. Any person acquiring an interest (either on his or her own or together with parties acting in concert with him or her) in 30% or more of our voting shares must extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-over Code. A take-over offer is also required to be made if a person holding (either on his or her own or together with parties acting in concert with him or her) between 30% and 50% (both inclusive) of our voting shares acquires additional voting shares representing more than 1% of our voting shares in any six-month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our Company.
Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a corporation incorporated in the United States.
     Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of our management and the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. For example, controlling shareholders of U.S. corporations have fiduciary duties to minority shareholders while controlling shareholders in Singapore corporations are not subject to such duties. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States.
It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.
     Our Company is a limited liability company incorporated under the laws of Singapore. Some of our directors and a majority of our senior management reside outside the United States. In addition, a majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for shareholders to enforce liabilities based upon United States securities laws. We have been advised that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts. We have also been advised that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.
The Singapore securities market is relatively small and more volatile than markets in the United States and may cause the market price of our ordinary shares and our ADSs to fluctuate.
     The Singapore Exchange Securities Trading Limited (SGX-ST) is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of December 31, 2005, there were 492 companies listed on the Main Board of the SGX-ST and the aggregate market capitalization of listed equity securities of these companies was approximately S$427.9 billion. For the year ended December 31, 2005, the annualized aggregate trading value on the SGX-ST (including shares traded on the CLOB International trading system) was approximately S$200.8 billion. The relatively small market capitalization of, and trading volume on, the SGX-ST may cause the market price of securities of Singapore companies, including our ordinary shares and, in turn, our ADSs, to fluctuate.
Future sales, or perceived sales, of our ordinary shares or our ADSs by our Company or existing shareholders could cause the price of our ordinary shares and our ADSs to decline.
     Sales of our ordinary shares or our ADSs in the public market, or the perception that these sales could occur, could cause the market price of ordinary shares and our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate. All of our outstanding shares are freely transferable without restriction in Singapore and in the United States (in the form of ADSs), except that the shares owned by our affiliates, including Temasek Holdings and STSPL, may only be sold in the United States if they registered or if they qualified for an exemption from registration, including pursuant Rule 144 under the Securities Act of 1933, as amended (Securities Act).

Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement for the ADSs.
     Holders may exercise voting rights with respect to the ordinary shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Singapore law or under our Articles of Association that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying ordinary shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our Articles of Association require us to notify our shareholders at least 14 days in advance of any annual general meeting unless a special resolution is to be passed at that meeting, in which case at least 21 days’ notice must be given. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.
     ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs:
•	the notice of such meeting;

•	voting instruction forms; and

•	a statement as to the manner in which instructions may be given by holders.
     To exercise their voting rights, ADS holders must then instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of ordinary shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.
     Except as described in this annual report, holders will not be able to exercise voting rights attaching to the ADSs.
The ability of holders of ADSs to participate in any rights offering of our Company is limited, which may cause dilution to their holdings.
     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders in any jurisdictions unless both the rights and the securities to which such rights relate are either exempt from registration under the applicable securities laws of such jurisdictions or are registered in accordance with the provisions of such laws. However, we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our securities may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.
ITEM 4. INFORMATION ON OUR COMPANY
A. History and Development of Our Company
     We were incorporated in Singapore as a limited liability company on October 31, 1994 and began operations in January 1995.
     In February 2000, we completed our initial public offering. Our ordinary shares are listed on the SGX-ST (SGX-ST: STATSChP) and our ADSs are quoted on the Nasdaq National Market (Nasdaq) (NASDAQ: STTS). Our registered office is at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore, and our telephone and facsimile numbers at that address is (65) 6824 7888 and (65) 6720 7829, respectively. Our principal executive offices are located at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore. Our website address is: www.statschippac.com and our agent for service in the United States is the current Company Secretary of STATS ChipPAC, Inc., located at 47400 Kato Road, Fremont, CA 94538, United States of America; Telephone: 1 (510) 979-8000; Facsimile: 1 (510) 979-8001. We are headquartered in Singapore and our global operations are mainly carried out in Singapore, South Korea, China, Malaysia, Taiwan, United States, United Kingdom, the Netherlands and Japan.
     On August 5, 2004, we completed our merger with ChipPAC, which resulted in ChipPAC becoming our wholly-owned subsidiary. In connection with the merger, we changed our name from ST Assembly Test Services Ltd to STATS ChipPAC Ltd. For information concerning the merger of our Company with ChipPAC, see “Item 10. Additional Information — C. Material Contracts,” and elsewhere in this annual report.

     Our capital expenditure in 2003, 2004 and 2005 amounted to $231.9 million, $270.8 million and $277.7 million, respectively. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time-to-time. We expect our capital expenditure to be approximately $300.0 million in 2006, as our capital expenditure spending continues to be targeted at demand we see from our customers and the expansion of our facilities in China.
B. Business Overview
     We are a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power and array packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution (RDL), integrated passive device (IPD) and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package (SiP) and flip-chip, as well as BGA packages and wafer level chip scale packages. We are a leader in high-volume assembly, test and distribution of discrete and analog power packages.
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
     We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan (through our 52% owned subsidiary, Winstek). We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in Singapore, South Korea, China, Malaysia, Taiwan, the United States, the United Kingdom, the Netherlands and Japan. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
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
     Historically, outsourced semiconductor manufacturing services have grown faster than the semiconductor market as a whole. We believe that the reduced investments in packaging and test capacity by semiconductor manufacturers will better position outsource providers to capture a greater percentage of future volume levels.
     Beginning in the fourth quarter of 2000, the industry experienced a downturn which continued through 2001 and 2002. This downturn had a significant adverse impact on our sales and financial performance, as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started a modest recovery in late 2002 and continued its recovery momentum throughout 2003 and the first half of 2004. In late 2004, however, we experienced a softening of our business as our customers corrected their excess inventory positions. In the first half of 2005, the semiconductor industry gradually improved as customers consumed their excess inventory position. The industry strengthened further in the second half of 2005 as customers replenished their supply chain in anticipation of broad based end-market demand.
     The industry outlook for 2006 based on published materials by recognized industry research analysts and associations is averagely strong in the range of 7-10% growth. The SATS market is expected to grow at a faster pace than the semiconductor industry as a whole, driven by strong demand for NAND flash, LCD driver integrated circuit (IC), handset and PC related chip.
     In 2001, our net revenues decreased 56.0% over 2000 to $145.9 million, due to the 2001 downturn. Our net revenues increased 54.8% to $225.7 million in 2002. In 2003, our net revenues grew by 68.6% over 2002 to $380.7 million. In 2004, our net revenues grew further by 102.0% to $769.1 million and in 2005, our net revenues grew by 50.5% over 2004 to $1,157.3 million primarily due to our acquisition of ChipPAC and a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging. We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.
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
     Wafer Fabrication. The wafer fabrication process begins with the generation of a mask defining the circuit patterns for the transistors and interconnects layers that will be formed on the raw silicon wafer. The transistors and other circuit elements are formed by repeating a series of process steps where photosensitive material is deposited onto the wafer. The material is then exposed to light through the mask in a photolithography process and the unwanted material is removed through an etching process, leaving only the desired circuit pattern on the wafer.

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
     Continue to cultivate our strong customer relationships. We have a broad and diversified customer base that includes most of the world’s leading semiconductor companies across the fast-growing communications, computing and power markets. No single customer accounted for more than 15% of our Company’s net revenues for 2005. We seek to strengthen these relationships and build new relationships by providing our customers with an integrated supply chain solution.
     Continue to focus on high-quality customer service. Our customers demand increasingly high levels of service. Our close interactions with our customers enable us to better anticipate and meet their requirements on a timely basis. We focus on developing and delivering to our customers, semiconductor designs that are developed, packaged, tested and delivered on time and as specified to any of their global locations. Our flexible manufacturing model allows us to better address periodic, product-specific capacity constraints that negatively affect smaller players. We have implemented information technology platforms to enable the seamless integration of our customers’ systems into ours, to enable them to obtain real-time information on their works in progress and thereby facilitate their production planning processes. We believe that offering high-quality customer service is critical to attracting and retaining leading semiconductor companies as our customers. We intend to continue to foster a service-oriented and customer-focused environment.
     Capitalize on our financial position. Our financial strength provides us with financial resources and flexibility to invest in customers’ anticipated needs and withstand the downturns of industry cycles. We intend to capitalize on our financial position to continue to make prudent investments in research and development efforts even through downturns in the semiconductor industry and be better positioned to take advantage of potential opportunities right at the start of an upturn cycle.

Our Services
     We offer semiconductor packaging and test services to the semiconductor industry for applications in communications, computing, consumer, automotive and industrial end markets. We offer full backend turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. For the year ended December 31, 2005, 72.2% of our net revenues were from packaging services and 27.8% of our net revenues were from test and other services.
     The following table sets forth, the percentage of net revenues by packaging product group and testing and other services for the periods indicated. Our historical data for the year ended December 31, 2004 includes the data for ChipPAC from August 5, 2004 and our historical data for the year ended December 31, 2005 includes the data for ChipPAC for the full period.

	STATS	STATS ChipPAC
	Historical	Historical	Pro Forma	Historical
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2003	2004	2004	2005
Packaging — array	20.6%	40.6%	47.2%	50.2%
Packaging — leaded	26.9	20.9	21.0	22.0
Test and other services	52.5	38.5	31.8	27.8

Total	100.0%	100.0%	100.0%	100.0%

Packaging Services
     We offer a broad range of leaded, power and advanced array packages designed to provide customers with a full range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. Packaging serves to protect the die and facilitate electrical connection and heat dissipation. As part of customer support on packaging services, we also offer complete package design, electrical and thermal simulation, measurement and design of lead-frames and substrates. Our two key types of packaging services, lead-frame and array, contributed approximately 22.0% and 50.2%, respectively, of our net revenues for the year ended December 31, 2005.
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
     The following table summarizes our standard lead-frame packages:

Number
Package Format	of Leads	Description	Typical Applications
Plastic Dual In-line Package (PDIP)	8-40	Lead-frame package of low pin count with two-side leads and plated-through-hole (PTH) technology	Automotive electronics, power management, audio and remote control

Small Outline Integrated Circuit (SOIC)	8-32	Lead-frame package of low pin count with two-side leads, and a surface mount technology (SMT) designed for logic, linear, digital and read-only-memory devices	Automotive electronics, power management, audio and remote control

Plastic Leaded Chip Carrier (PLCC)	20-84	Traditional lead-frame package designed for applications that do not have space constraints and do not require a high number of interconnects	Personal computers, access equipment and multimedia

Number
Package Format	of Leads	Description	Typical Applications
Micro Small outline Package (MSOP)	8-10	Lead-frame package of very low pin count with thickness below 1.0mm designed for logic, analog and mixed-signal devices such as analog and operation amplifiers, controllers and drivers, logic, memory and radio frequency (RF)/wireless devices	Mobile phone, mass storage, multimedia and PDA

Shrink Small Outline Package (SSOP)	36-56	Traditional lead-frame package designed for logic, analog and mixed-signal devices such as Flash, SRAM, EPROM, EEPROM and DRAM	Personal computers, mass storage and multimedia

Thin Shrink Small Outline Package (TSSOP)	8-56	Traditional lead-frame package with thickness below 1.0mm designed for logic, analog and mixed-signal devices such as Flash, SRAM, EPROM, EEPROM and DRAM	Mobile phone, mass storage, multimedia and PDA

Thin Small Outline Package (TSOP)	28-56	Traditional lead-frame package with two-side leads, and a SMT designed for memory, RF/wireless, logic, linear and automotive devices	Personal computers, portable electronics, networking equipment and automotive electronics

Thin Quad Flat Package (TQFP)	32-128	Advanced QFP with thickness of 1.0mm for use in low profile, space constrained applications	Mobile phone, mass storage and multimedia

Low Quad Flat Package (LQFP)	32-208	Advanced QFP with thickness of 1.4mm for use in low profile, space constrained applications	Mobile phone, mass storage and multimedia

Metric Quad Flat Package (MQFP)	44-240	Traditional QFP designed for application-specific integrated circuits (ASICs), field programmable gate arrays (FPGAs) and digital signal processors (DSPs)	Access/LAN equipment, multimedia and mass storage
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
     The following table summarizes our enhanced lead-frame packages:

Number
Package Format	of Leads	Description	Typical Applications
Quad Leadless Package (QLPp)	8-68	Lead-frame based near chip scale	Mobile phone, PDA, GPS

Bumped Chip Carrier (BCC)	16-84	Lead-frame based near chip scale	Mobile phone, PDA, GPS

Lead-frame Chip Scale Packages (LFCSPs)	8-64	Lead-frame based near chip scale	Mobile phone, PDA, GPS

Exposed Pad Low Quad Flat Package (LQFP-ep)	48-216	Thermally enhanced QFP with 30% greater thermal dissipation than MQFP	Access/WAN/LAN equipment and PC/graphics, HDD

Exposed Pad Thin Quad Flat Package (TQFP-ep)	32-100	Thermally enhanced TQFP with 30% greater thermal dissipation than TQFP	Access/WAN/LAN equipment, PC/graphics, HDD, PDA, GPS and mobile phone

Number
Package Format	of Leads	Description	Typical Applications
Exposed Drop-in Heat Sink Quad Flat Package (MQFP-ed)	128-240	Thermally enhanced QFP with 60% greater thermal dissipation than MQFP	Access/WAN/LAN equipment and PC/graphics

Drop-in Heat Sink Quad Flat Package (MQFP-d)	64-208	Thermally enhanced QFP with 30% greater thermal dissipation than MQFP	Access/WAN/LAN equipment and PC/graphics

Exposed Pad Thin Shrink Small Outline Package (TSSOP-ep)	16-38	Thermally enhanced TSSOP with 30% greater thermal dissipation than TSSOP	Mobile phone, mass storage multimedia and PDA

Stacked Die Quad Flat Package (LQFP-SD)	32-208	Compact multiple die designed for space constrained applications	Mobile phone, PDA, GPS, disk drive and multimedia

Stacked Die Exposed Pad Low Quad Flat Package (LQFP-ep-SD)	32-216	Thermally enhanced LQFP-SD designed for space constrained applications with thickness of 1.4mm and greater thermal dissipation than LQFP-SD	PC, mobile phone, PDA, GPS, disk drive, MP3, pagers and consumer electronics

Stacked Die Exposed Pad Thin Quad Flat Package (TQFP-ep-SD)	32-100	Thermally enhanced with multiple die TQFP designed for space constrained applications with thickness of 1.0mm and greater thermal dissipation than LQFP-SD	PC, mobile phone, PDA, GPS, disk drive, MP3 and consumer electronics
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
     Several of these packages have been developed as chip-scale packages (CSPs). The emphasis of these packages is on low profile, small footprint and lightweight characteristics. These are ideal for medium pin-count applications which require dense arrays in very small package sizes such as hand-held wireless equipment, mobile base stations and digital photography.
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
     Our array packages (including CSPs) are described below:

Number of
Package Format	Balls	Description	Typical Applications
Flip-Chip Low Profile Fine Pitch BGA (fcLFBGA)	49-144	CSP BGA with Flip- Chip/bump interconnect, instead of wire bonding	Mobile phone, WAN/LAN equipment

Flip-Chip BGA (fcBGA)	225-1152	BGA with Flip-Chip/bump interconnect instead of wire bonding	DSP, ASIC, FPGA

Tape based Very Thin Fine Pitch BGA (VFBGA-T)	81-169	Thin CSP BGA (<1.0mm) characterized by flex-tape substrate for high density circuits	Mobile phone, PDA and multimedia

Number of
Package Format	Balls	Description	Typical Applications
Stacked Die Low Profile Fine Pitch BGA (LFBGA-SD)	72-409	Compact multiple die designed for space sensitive applications. Capability to stack up to seven dies in one package	Mobile phone, PDA and multimedia

Tape Enhanced Plastic base BGA (TBGA)	208-792	BGA characterized by a flex- tape substrate mounted on a copper heatspreader. This package has a high thermal performance	WAN/LAN equipment and base station

Enhanced BGA (EBGA)	159-1140	High pin count, thermally enhanced BGA suitable for high power applications which utilize heat sinks for thermal dissipation	WAN/LAN equipment and base station

Low Profile Fine Pitch BGA (LFBGA)	16-450	Smaller and thinner BGA designed for applications which are space constrained and require electrical performance	Mobile phone, PDA, GPS and multimedia

Plastic Ball Grid Array (PBGA)	169-1152	Electrically enhanced BGA package designed for high I/O replacement	Access/LAN equipment, PC/graphics and base station

Thin Fine Pitch BGA (TFBGA)	41-280	CSP BGA characterized by a thin core laminate substrate	Mobile phone, PDA and multimedia

Exposed Drop-in Heat Spreader Plastic BGA (PBGA-H)	208-841	Thermally Enhanced PBGA with 20% greater thermal dissipation than PBGA	Access/LAN/PC/graphics and base station equipment

Multi Chip Module Plastic BGA (PBGA-MC)	80-600	BGA integrated with two or more multiple die within a PBGA	Access/LAN/PC/graphics and base station equipment
     In response to ongoing government regulation and the industry trend towards environmentally friendly products, our packaging operations introduced a “green” molding compound and set up a dedicated lead-free pure tin plating machine for leadframe based products since 2001.
     In 2004, we announced the offering of lead-free and “green” material options for our entire package portfolio. These lead-free and “green” packages are qualified with enhanced moisture sensitivity level to withstand the higher reflow temperature at board packaging that is required for lead-free solders, complying with current Joint Electron Device Engineering Council and Japan Electronics & Information Technology Industries Association standards for lead-free reflow profile with a peak temperature of 260 degrees Celsius. Our green initiative is developed in accordance with a number of international standards including the European Commission’s Directive on Waste from Electrical and Electronic Equipment and Restriction on Hazardous Substances.
     In response to industry trends toward fine line and space wafer fabrication technology, we have improved our fine pitch wire bonding capability to handle up to 40 micron in-line bond pad pitch and 50/25 micron staggered bond pitch. We have also established complete handling and packaging processes for gallium arsenide (GaAs) semiconductors.
     Wafer Process Services. In 2003, we introduced Flex-On-Cap (FOC) wafer bumping services, with and without redistribution layers (RDL) for 150mm and 200mm wafers as part of our efforts to be a total turnkey packaging and test solutions provider for high-end products, including products requiring wafer bumping, probe and flip-chip packaging and test solutions. In 2005, we also started to offer 300mm wafer bumping services.
Test Services
     We provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and radio frequency devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have capitalized on this trend by enhancing our test service capabilities. Our test revenue was $322.0 million in the year ended December 31, 2005, compared to our test revenue, pro forma for the merger, of $344.4 million in the year ended December 31, 2004. The decrease of 6.5% reflected effects of the declining average selling prices and softening of the industry in early 2005.

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
     Mixed-signal Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable modem set-top boxes; and for wireless telecommunications products such as cellular phones, base stations, WLAN and Bluetoothtm devices, personal computers and consumer applications. Bluetoothtm is a technology that enables short range wireless communication between different electronic appliances. We are a member of the Bluetoothtm Special Interest Group. We also test mixed-signal semiconductors for computers and consumer components including audio devices, CD-ROM, hard disk drive controllers, DVD players and game consoles.
     Digital Testing. We test a variety of digital semiconductors, including high-performance semiconductors used in PCs, disk drives, modems and networking systems. Specific digital semiconductors tested include DSPs, FPGAs, microcontrollers, central processing units (CPUs), bus interfaces, digital ASICs and application specific standard products.
     Memory Testing. We provide wafer probe services covering a limited type of memory devices including static and non-volatile memories.
     Test-Related Services. We offer a variety of other value-added test-related services, including:
•	Burn-in process support. Burn-in is the process of electrically stressing semiconductors, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal semiconductors. During burn-in process support, we perform an analysis of burn-in rejects in order to determine the cause of failure.

•	Reliability testing. Reliability testing is the process of testing a semiconductor to evaluate its life span. It is performed on a sample of devices that have passed final testing.

•	Thermal and electrical characterization. Thermal and electrical characterization is the process of testing a semiconductor for performance consistency under thermal and electrical stress.

•	Dry pack. Dry pack is the process of baking the semiconductors in order to prevent the failure of any semiconductors due to exposure to moisture during shipping. We “dry pack” many of our packaged integrated circuits in specially sealed, environmentally secure containers.

•	Tape and reel. Many electronic assembly lines utilize “tape and reel” methods in which semiconductors are placed into a pocket tape to enable faster attachment to the printed circuit board. We offer a service in which we ship packaged and tested devices on a tape and reel mechanism, in a tray or in a tube in accordance with our customer’s post-test requirements.
Pre-production and Post-production Services
     We have developed and enhanced our pre-production and post-production services to provide a total solution for our customers. Our pre-production services for packaging include package development, and for testing include software and hardware development. Our wholly-owned subsidiary, STATS ChipPAC Test Services, Inc. in Milpitas, California, which is in Silicon Valley, delivers an extended range of high-end pre-production test services to new and existing customers. STATS ChipPAC Test Services, Inc. commenced operations in January 2002 and provides test hardware and software development services, pre-production volume testing services, tester rentals and a unique customer-to-lab-to-factory relay for fast production offloads and capacity coordination. At our customers’ request, certain finished and piloted test programs are transferred to our facility in Singapore for full production. As STATS ChipPAC Test Services, Inc. offers a similarly configured and substantial range of tester platforms, handlers, probers, interface hardware and manufacturing processes as our Singapore facility, this transfer is relatively seamless. In December 2002, STATS ChipPAC Test Services, Inc. acquired the San Diego test facility from Conexant Systems Inc. for cash and in connection with the acquisition, assumed certain liabilities associated with the San Diego facility. STATS ChipPAC Test Services, Inc. began operations immediately in the San Diego facility and offers the same range of high-end preproduction test services that are offered in its facilities in Silicon Valley. We also provide post-production drop shipment services for our customers.
     Package Development
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
     Test Software and Hardware Development
     We work closely with our customers to provide sophisticated software engineering services, including test program development, platform conversion, multi-site conversion, test optimization and strip testing implementation. Generally, testing requires customized software to be developed for each particular semiconductor device. Software is typically provided by the customer. We also provide test development services where we will develop a total test solution for the customer. The test development process is divided into five phases. We will first create a test plan based on the customer’s specifications. Once the test plan is approved by the customer, we create the engineering designs and develop the layout for the test fixtures, generate the check-plot for the customer and, upon the customer’s approval, proceed to hardware fabrication. In conjunction with hardware fabrication, we develop the test program and convert all simulation vectors to the desired tester format. Once the test program is developed, we debug the program, the hardware and the device. We then correlate the software and hardware with the bench data provided by the customer. Thereafter, we perform device characterization to enable our customer to understand the device performance over different voltage and temperature ranges. This enables the customer to determine the optimum conditions for their device performance and also to achieve optimum test yield.
     In some cases, test program and hardware provided by the customer may be converted by us for use on one or more of our tester platforms. Once a test program has been converted, we correlate the test software and hardware using the correlation units or devices provided by the customer. Upon the customer’s approval of the results of the correlation of the test software and hardware, actual production testing begins. On an on-going basis, a dedicated group of our product engineers will then assist our customers in collecting and analyzing the test results and develop engineering solutions to improve their test robustness and production efficiency. We offer these services at our facilities in Singapore and the United States.

     Warehousing and Drop Shipment Services
     In order to enable semiconductor companies to improve their time-to-market and reduce supply chain and handling costs, we offer warehousing and drop shipment services in which we ship packaged semiconductor devices directly to our customers’ end-customers. We either directly bill our customers for the cost of drop shipment or incorporate this into the price of our services.
Research and Development
     Our research and development efforts are focused on developing new packages, design, assembly and test services and technologies required by our existing customers and that are necessary to attract new customers. We have invested considerable resources and we are among the leaders in new product and technology development. STATS and ChipPAC spent approximately $15.3 million and $11.7 million in 2003, respectively, on research and development. Our expenditures for research and development for 2004 and 2005 were $17.6 million and $26.1 million, respectively. As of January 31, 2006, we employed over 230 dedicated professionals for packaging and test development. We consider this a core element of our total service offering and expect to continue to invest significant resources in research and development.
Packaging Services
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
     During the past three years, we developed and introduced a number of new packages, including:
•	Land Grid Array (LGA);

•	System-in-Package LFBGA (LFBGA-SiP);

•	System-in-Package LGA (LGA-SiP);

•	Flip-Chip BGA with Buildup Substrate and Heat Sink (fcBGA-H);

•	Lead free Flip-Chip Land Grid Array (fcLGA);

•	Wafer Level CSP (WLCSP);

•	Thin Quad Leadless Package (UQLPp);

•	Chip Scale Module Package (LFBGA-CSMP, fcLGA-CSMP, QLP-CSMP);

•	Low profile, Fine pitch BGA with Heatspreader (LFBGA-H);

•	Redistributed wafer bumping (RDL);

•	Dual Row Leadframe CSP (LFCSP-dr);

•	0.4mm Leadframe CSP;

•	Power Leadframe CSP;

•	Stacked Die Leadframe CSP;

•	Dual Row Quad Leadless Package (QLPp-dr);

•	Molded multi-die chip scale package family with the following chip-stack combinations in package profile thickness ranging from 0.8 to 1.4mm (LF/TF/VFBGA):
— Two-chip stack, same chip size;

— Three-chip stack, “pyramid stack”;

— Three-chip stack with the two chip same size;

— Four-chip stack, “pyramid stack”;

— Four-chip stack with two chips same size;

— Five-chip stack, “pyramid stack”;

— Five-chip stack with three chips same size;

— Six-chip stack, “pyramid stack”;

— Six-chip stack with three chips same size; and

— Seven-chip stack with four chips same size;
•	Lead-frame chip scale package (LFCSPtm);

•	Bumped Chip Carrier package family (BCC, BCC+, BCC++);

•	Stacked Die Bumped Chip Carrier package (BCC++ -SD2);

•	“Gigabit-Green-Gold-to-Gold” flip chip interconnection package family of CSPs and BGAs (G4TM);

•	Higher thermal performance PBGA with embedded heatslug (PBG-H);

•	Thermally enhanced ball grid array family with integrated passive components (PBGA-H-SiP);

•	Stacked Die System-in-Package PBGA (PBGA-SiP-SD);

•	Flip-Chip Multi Package Module family module (fcBGA-MP);

•	Flip-Chip BGA with High Lead bumping (fcBGA-Hi Lead);

•	Enhanced BGA with Multi Cavity (EBGA-MC);

•	Flip-Chip on lead-frame substrate (fcLFCSPs);

•	Package-in-Package (PiP) stacking — LFBGA-PiP;

•	Package-on-Package (PoP) — LFBGA-PoP;

•	Stacked Die System-in-Package Multi Package Module — TFLGA-SiP-SD2-MP;

•	Stacked Die System-in-Package LGA — VFLGA-SiP-SD4;

•	Bond on Chip Fine Ball Grid Array – TFBGA-BOC;

•	Stacked Die Bond on Chip Fine Ball Grid Array — TFBGA-BOC-SD2;

•	Extremely Thin Fine Ball Grid Array (XFBGA);

•	Extremely Thin Fine Land Grid Array (XFLGA);

•	Flip-Chip Quad Leadless Package (fcQLPp); and

•	Stacked Die Thin Small Outline Package (TSOP-SD7).
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
Customers
     Our customers include some of the largest semiconductor companies in the world. Since the beginning of 2003, each of STATS and ChipPAC has been seeking to diversify and broaden their respective customer bases. STATS’ and ChipPAC’s ten largest customers accounted for 78.8% and 79.1% of STATS’ and ChipPAC’s respective net revenues in 2003. In the year ended December 31, 2004, pro forma for the merger, our ten largest customers accounted for 67.0% of our net revenues. In the year ended December 31, 2005, our ten largest customers accounted for 69.7% of our net revenues. In 2005, our three largest customers, Analog Devices, Inc., Freescale Semiconductor, Inc. and Intel Corporation, each contributed in excess of 10% of our net revenues and in the aggregate contributed 32.1% of our net revenues. As a result of the merger, we expect that we will enjoy a well-diversified and broad customer base. We anticipate that customer concentration will decrease as our business grows with an increase in engagements from a large number of customers comprising our existing customer base and the addition of new customers with whom we have already become qualified or with whom we are currently undergoing qualification.

     The following table sets forth, for the periods indicated, the percentage of net revenues derived from packaging and test of semiconductors used in communications, personal computers and other applications. Our historical data for the year ended December 31, 2004 includes the data for ChipPAC from August 5, 2004 and our historical data for the year ended December 31, 2005 includes the data for ChipPAC for the full period.

	STATS	STATS ChipPAC
	Historical	Historical	Pro Forma	Historical
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2003	2004	2004	2005
Communications	58.3%	60.1%	57.9%	55.2%
Personal computers	29.9	22.8	21.1	21.5
Consumer, multi-applications and others	11.8	17.1	21.0	23.3

Total	100.0%	100.0%	100.0%	100.0%

     Our customers are located around the world, but are principally headquartered in the United States of America. We report geographic distribution of revenue based on the location of our customers’ headquarters which is not indicative of shipment destination or end market for our services. The following table details, for the periods indicated, the percentage of net revenues received from the United States, Europe and Asia. Our historical data for the year ended December 31, 2004 includes the data for ChipPAC from August 5, 2004 and our historical data for the year ended December 31, 2005 includes the data for ChipPAC for the full period.

	STATS	STATS ChipPAC
	Historical	Historical	Pro Forma	Historical
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2003	2004	2004	2005
United States of America	81.3%	77.2%	77.4%	76.5%
Europe	4.7	4.6	4.3	2.3
Asia	14.0	18.2	18.3	21.2

Total	100.0%	100.0%	100.0%	100.0%

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
Pricing Policy
     Test services are priced competitively against the market and vary principally on the type of tester used and length of tester CPU time used, typically referred to as test time on per-second basis. The price of test time is a function of tester platform and hardware configuration, which are usually determined by our customers based on the function and complexity of a particular semiconductor device. In general, the test time for a complex semiconductor device will be longer than a less complex semiconductor device. Wafer probe pricing is determined by similar factors. Any reduction in test time resulting from optimization of test program or optimum hardware configuration will mean savings for our customers.
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
     With the exception of a few key suppliers that provide reserved equipment delivery slots and price discount structures, we have no binding supply agreements with any of our suppliers. A reserved equipment delivery slot is one which allows us to obtain an accelerated delivery of the equipment over and above the delivery schedule previously committed to by the supplier. Typically, price discounts are offered for volume purchases. We leverage our large volume of orders for testers, probers, handlers and other equipment with our equipment suppliers to secure favorable terms for our equipment purchases, including pricing and accelerated delivery times. We acquire our packaging and test equipment on a purchase order basis, which exposes us to substantial risks. A portion of our equipment is held under capital lease. The unavailability of new test or packaging equipment, the failure of such equipment or other equipment acquired by us to operate in accordance with our specifications or requirements or delays in the delivery of such equipment, could delay implementation of our expansion plans and could materially and adversely affect our business, financial condition and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company. If we are unable to obtain packaging and testing equipment in a timely manner or on reasonably favorable terms and prices, we may be unable to meet customer demand and our revenue may decline.”
     Packaging Equipment. The primary equipment used in packaging includes die saw, die attach, wire bonders and mold systems. Certain of our wire bonders allow for interchangeability between lead-frame and array packages. We purchase die attach and wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc., Shinkawa Ltd, ASM Technology and Unaxis (formerly known as ESEC S.A.). As of January 31, 2006, we operated an aggregate of 3,614 wire bonders. We purchase mold systems from major international manufacturers, including Apic Yamada Corporation, Asahi Engineering Co Ltd and Dai-Ichi Seiko Co Ltd.
     Testing Equipment. Testing equipment is one of the most critical components of the wafer probing and device testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment are Teradyne, Inc., Agilent Technologies, Inc. and LTX Corporation.
     As of January 31, 2006, we operated 945 testers, comprising 666 mixed-signal testers, 151 digital testers, 108 memory testers and 20 discrete power testers. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required that the customer provide the equipment on a consignment basis. Of the 945 testers, 157 are on consignment from customers. In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.

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
     Our packaging and test operations in Singapore are ISO 9000, ISO 14001, TS16949 and OHSAS 18001 certified. Our facilities located in Icheon, South Korea, Shanghai, China and Kuala Lumpur, Malaysia are ISO 14001, ISO 9001 and TS16949 certified. In addition, both of our facilities in Kuala Lumpur, Malaysia, and Icheon, South Korea are OHSAS 18001 certified; and our Shanghai, China, facility is expected to achieve OHSAS 18001 accreditation in late 2006. ISO 9000 is an international standard on the requirements for production of quality products and services. It also sets forth quality management systems for product design, product development, installation and servicing. TS16949 is a quality management system that addresses the specific production needs of automotive customers. ISO 14001 is an international standard on environmental management systems to ensure environmental protection and prevention of pollution in balance with socio-economic needs while OHSAS 18001 is the standard for implementation of an occupational health and safety management system (OHSMS).
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
     Our primary competitors and their primary locations are as follows:
•	Advanced Semiconductor Engineering, Inc. — South Korea, Taiwan, Malaysia, Hong Kong and the United States;

•	Amkor Technology, Inc. — South Korea, Japan, Taiwan, China, the Philippines and the United States;

•	ASE Test Limited — South Korea, Taiwan, Malaysia, Hong Kong and the United States; and

•	Siliconware Precision Industries Co., Ltd. — Taiwan.
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
     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2006, our Company and our various subsidiaries held a total of approximately 448 issued patents and pending patent applications. Of these, we have approximately 94 patents granted or allowed by the U.S. Patent and Trademark Office and approximately 42 patents registered or allowed in Singapore, South Korea and other countries.
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
     In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations, used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement dated December 22, 1988 between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to our Company. We believe that we have a meritorious defense to the claims and intend to defend the lawsuit vigorously. Tessera has also sued Advanced Micro Devices, Inc., Spansion LLC, Advanced Semiconductor Engineering, Inc., ChipMOS Technologies, Inc., ChipMOS U.S.A. Inc., Silicon Precision Industries Co., Ltd. and ST Microelectronics N.V. in the same lawsuit.
     Our primary registered trademarks and trade names are “STATS” and “ChipPAC”, and we have commenced registration of our trade name “STATSChipPAC” after the merger of STATS and ChipPAC. We also own or are licensed to use other trademarks.
Insurance
     We maintain insurance policies covering losses, including losses due to business interruption and losses due to fire, which we consider to be adequate. Our insurance policies cover our buildings, machinery and equipment. The policies are subject to deductibles and exclusions that result in our retention of a level of risk. Significant damage to our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our business, financial condition and results of operations. We are not insured against the loss of any of our key personnel.

Environmental Matters and Compliance
     Our manufacturing operations use many chemicals, gases and other hazardous substances and also generate gaseous, liquid and solid wastes. We are subject to regulatory requirements on, and potential liabilities of the environmental aspects of manufacturing processes arising under laws and regulations governing, among other things, the use, storage, discharge and disposal of chemicals, air and water discharges as well as monitoring and remediation of soil and groundwater contamination. These environmental aspects are identified and managed in a proactive and systematic way via the ISO 14001 standard to which four of our manufacturing facilities are certified. We regularly send samples of emissions and wastes to third party accredited laboratories for analysis to ensure our compliance with the environmental laws and regulations that apply to us. We believe that we are in substantial compliance with all current environmental laws and regulations applicable to our operations and facilities.
     Furthermore, our activities are subject to new regulatory requirements on the environmental impacts of products such as the European Union’s Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment and other similar legislations in China and certain states in the United States. As a result of these laws and regulations, we expect that our customers will increasingly demand products that do not contain these restricted substances, such as lead as an alloy in soldering material. Such requirements may adversely affect our manufacturing costs by requiring us to acquire costly equipment or materials or to redesign some of our processes, thereby resulting in further costs increase from research and development and quality controls. In addition, failures to meet these demands could materially adversely affect our product sales.
C. Corporate Structure
     The diagram below summarizes our corporate structure. We may from time to time make acquisitions of, or investments in, other companies or businesses.

Notes:

(1)	Incorporated in November 2005 in Song Jiang district, Shanghai, China.

(2)	Incorporated in September 2005 in Hsin Chu district, Taiwan.

(3)	STATS ChipPAC, Inc. (formerly ST Assembly Test Services, Inc.) was merged into ChipPAC, Inc. effective as of January 20, 2005, and the entity surviving the merger was renamed STATS ChipPAC, Inc.

D. Property, Plants and Equipment
     Our packaging and test network comprises 13 facilities throughout Asia and the United States. The following chart provides information regarding our facilities. For information on the aggregate capacity of our facilities in terms of the number of wire bonders and testers we operate, see “— B. Business Overview — Supplies — Equipment.” Our utilization rates for equipment for the years ended December 31, 2003, 2004 and 2005 were 66%, 69% and 72%, respectively.

	Area
Property/Location(1)	(Sq. Feet)	Functions/Services	Principal Packaging or Services Provided
Yishun, Singapore(2)	594,036	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Test services, including mixed- signal and high performance testing, wafer sort and probe, traditional and advanced leaded and array packaging, including BGA, flip-chip packaging, wafer level packaging and CSP, and drop shipment services

Icheon, South Korea	587,273	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Advanced array packaging such as stacked die, SiP and flip- chip, standard array packaging such as BGA and CSP and test services

Kuala Lumpur, Malaysia(3)	488,448	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Advanced lead frame packages such as LFCSP and BCC, discrete power packages, and test services

Qing Pu, Shanghai, China(4)	421,748	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Packaging of leaded packages, CSP, BGA, memory card, wafer probe, test and distribution services

Hsin-Chu Hsien, Taiwan(5)	220,000	Test services, research and development, warehousing services, and drop shipment services	Test development, final test, wafer probe and distribution services

Fremont, California, United States	56,320	Sales, marketing, administration and research and development	Sales, marketing, administration and design review services

Milpitas, California, United States	34,000	Test facility and sales office	Sales, marketing, administration, design and test engineering services

Ang Mo Kio, Singapore	31,261	Corporate executive, administrative, sales and marketing and finance office	Corporate administration and finance, sales and marketing

Pu Dong, Shanghai, China	20,736	Test facility	Wafer probe and distribution services

San Diego, California, United States(6)	20,000	Test facility	Test engineering services

Song Jiang, Shanghai, China	15,000	LCD driver, IC bumping and assembly turnkey services	Gold bumping, CP testing, COG assembly and COF assembly for LCD driver IC

Tempe, Arizona, United States	9,300	Package design, research and development and sales office	Sales, marketing, administration, design and characterization services

Hsin-Chu Hsien, Taiwan	7,000	Solder bump services for flip-chip assembly	Eutectic/High-lead/Lead-free solder bump for 300mm wafers

(1)	We lease all of our facilities except where otherwise noted.

(2)	We own the production assets but lease the land from the statutory housing development board of the Government of Singapore under a long-term lease with an initial term expiring in March 2026 with an option to renew.

(3)	We own the building and improvements and lease the land from the State Government of Malaysia, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2086.

(4)	We own the building and improvements and lease the land, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2044. In December 2005, we commenced construction of additional buildings next to our existing facility in Qing Pu, Shanghai, at an estimated cost of $53.4 million in order to increase floor space for business expansion. Upon completion, the new facilities will increase the total floor space by approximately 500,000 square feet. The construction is expected to be completed in November 2006.

(5)	Winstek owns the land and building, which is subject to mortgages and certain other security interests.

(6)	Situated within the campus of Conexant Systems Inc.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Our first three quarters of 2005 ended on March 27, 2005, June 26, 2005 and September 25, 2005, respectively, and our fourth quarter and fiscal year 2005 ended on December 25, 2005, the Sunday nearest to the calendar quarter end of each period, while our quarterly periods in prior years ended on March 31, June 30, September 30 and December 31, respectively. For ease of presentation, our first three quarters of 2005 and fourth quarter and fiscal year 2005 have been presented as ending on March 31, June 30, September 30, and December 31, 2005, respectively, and unless otherwise specified or the context requires, references to “2005” refer to our fiscal year 2005.
Overview
     We are a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets.
     In August 2004, we completed the merger with ChipPAC, Inc. which resulted in ChipPAC, Inc. becoming a wholly-owned subsidiary of STATS. The merger was accounted for using the purchase method. Under the purchase method of accounting, the cost of approximately $1.1 billion to acquire ChipPAC, including transaction costs, was allocated to ChipPAC’s net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The financial results for the periods presented in this annual report reflect the financial results of STATS for the full periods and the financial results of ChipPAC from August 5, 2004. As a result, changes in our operating results for the year ended December 31, 2004 compared with the year ended December 31, 2003 and for the year ended December 31, 2005 compared with the year ended December 31, 2004 are due generally to the acquisition of ChipPAC and the inclusion of ChipPAC’s operating results from August 5, 2004. Further, because ChipPAC’s operating results have not been included for 2003 and the full year 2004, and in any case for the reasons mentioned in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Our operating results have fluctuated, and may continue to fluctuate, from quarter to quarter, which may make it difficult to predict our future performance” and elsewhere in this annual report, the period to period comparisons of our operating results are not meaningful and you should not use such comparisons to predict our future performance.

Factors Affecting Our Results of Operations
Cyclicality of the Semiconductor Industry
     Our results of operations are influenced by the state of the global semiconductor industry which is highly cyclical. Beginning in the fourth quarter of 2000, the industry experienced a downturn which continued through 2001 and 2002. This downturn had a significant adverse impact on our sales and financial performance, as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started a modest recovery in late 2002 and continued its recovery momentum throughout 2003 and the first half of 2004. In late 2004, however, we experienced a softening of our business as our customers corrected their excess inventory positions. In the first half of 2005, the semiconductor industry gradually improved as customers consumed their excess inventory position. The industry strengthened further in the second half of 2005 as customers replenished their supply chain in anticipation of broad based end-market demand. The industry outlook for 2006 based on published materials by recognized industry research analysts and associations is averagely strong in the range of 7-10% growth. The SATS market is expected to grow at a faster pace than the semiconductor industry as a whole driven by strong demand for NAND flash, LCD driver IC, handset and PC related chip. In 2001, our net revenues decreased 56.0% over 2000 to $145.9 million, due to the 2001 downturn. Our net revenues increased 54.8% to $225.7 million in 2002. In 2003, our net revenues grew by 68.6% over 2002 to $380.7 million. In 2004, our revenues grew further by 102.0% to $769.1 million and in 2005, our net revenues grew by 50.5% over 2004 to $1,157.3 million primarily due to our acquisition of ChipPAC and a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging. We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.
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
     Cost of Revenues. Our results of operations are generally affected by the capital-intensive nature of our business. Our cost of revenues include depreciation expense, attributed overhead such as facility rental, operating costs and property taxes and insurance, cost of labor and materials and cost of leasing equipment. Our fixed costs comprised largely the expenses related to our test and packaging equipment. Depreciation of our equipment and machinery is generally provided on a straight-line basis over their estimated useful lives of eight years. We routinely review the remaining estimated useful lives of our equipment and machinery to determine if such lives should be adjusted due to changes in technology, production techniques and our customer base. However, due to the nature of our operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment are dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our equipment and machinery. Consequently, impairment charges on our equipment and machinery may be necessary in the future. Our variable costs comprised cost of materials, payroll and operating supplies. The cost of our packaging services will typically include a higher proportion of variable costs. Our variable costs may be subject to various global economic factors such as gold prices, oil prices and fluctuations in foreign exchange rates.
     Capacity Utilization. Increases or decreases in capacity utilization can have a significant effect on gross profit margins since the unit cost of test and packaging services generally decreases as fixed charges, such as depreciation expense and equipment leasing costs, are allocated over a larger number of units. We expanded our test and packaging capabilities in 2000 and significantly increased the number of testers and wire bonders. The expansion of our test and packaging capabilities by the end of 2000 allowed a significant increase in our net revenues. However, the capacity utilization of our facilities decreased significantly in 2001 as a result of the downturn in the semiconductor industry. The semiconductor industry is still recovering from the worst downturn in its history and our capacity utilization has improved year over year from 2001 to 2005. Our ability to manage our gross profit margins will continue to depend in part on our ability to effectively manage our capacity utilization.
     Goodwill and Intangible Assets. As a result of accounting for the merger using the purchase accounting method, we recorded goodwill and other intangible assets in 2004 upon the merger with ChipPAC amounting to $974.4 million and $147.2 million, respectively. In 2005, additional purchase adjustments of $1.0 million were made to goodwill. Goodwill is recorded when the cost of an acquisition exceeds the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. These tests are performed more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses are recorded when the carrying amount of goodwill and intangible assets exceeds their respective implied fair values. In 2005, we completed our annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired. We performed an impairment review at the end of 2004 and recorded an impairment charge of $453.0 million to our results of operations for the year ended December 31, 2004 on our goodwill associated with the acquisition of ChipPAC, with determination of fair value supplemented by independent appraisal using a combination of discounted cash flows and market multiples methodologies. We believed that the decline in the fair values of the ChipPAC reporting units in 2004 were primarily due to:
•	longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the testing and packaging business, affected our short-term earnings expectation; and

•	a revision of the industry outlook beyond 2005 compared to the time the merger was announced.
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
     See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — We recorded an impairment charge of $453.0 million to our earnings in 2004 and may be required to record another significant charge to earnings in the future when we review our goodwill or other intangible assets for potential impairment.”
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
Revenue Recognition, Allowance For Doubtful Debts, Trade Discounts and Allowances and Sales Returns
     We derive revenue primarily from wafer probe, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered, net of returns, trade discounts and allowances, and excluding goods and services tax.
     Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”
     Our sales arrangement include probe, packaging or test services sold on a standalone basis, as well as multiple-element arrangements where probe, packaging, test, and in some cases, pre-production and post-production services are provided together. The allocation of revenue to each unit of accounting based on fair value, determined by reference to prices of services sold on a standalone basis, is critical judgment and estimate. Changes in the determination of the allocation could impact the timing of such revenue.
     We generally do not take ownership of customer supplied semiconductors as these materials are sent to us on a consignment basis. Accordingly, the value of the customer supplied materials is neither reflected in revenue nor in cost of revenue.
     We make estimates of the collectibility of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowance when there is doubt as to the collectibility of individual accounts. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, the customer’s historical payment history, its current creditworthiness and current economic trends. We believe that we adequately manage our credit risk through our credit evaluation process, credit policies, and credit control and collection procedures. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate. Our actual uncollectible accounts have not historically been significantly different from our estimates.
     Similarly, we make estimates of potential sales returns and discounts which we allow for volume purchases and early payments as a deduction from gross revenue based on our historical experience and expectations of our customers’ ultimate purchase levels and payment timing. Actual revenues may differ from our estimates if future customer purchases or payment timing differ from our estimates, which may happen as a result of changes in general economic conditions, market demand for our customers’ products, or desire by our customers’ interest in achieving payment timing discounts. Our actual returns and discounts have not historically been significantly different from our estimates.
Valuation of Inventory
     The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that are not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand from our customers within specific time horizons, generally six months or less. The estimates of future demand that we use in the valuation of inventories are the forecasts provided by our customers. If our inventory for specific customer forecast is greater than actual demand, we may be required to record additional inventory reserves, which would have a negative impact on our gross margin.
     Our inventories are stated at the lower of cost, determined on the weighted average basis, and market value, as estimated by us. Cost is generally computed on a standard cost basis, based on normal capacity utilization, with unrecovered costs arising from underutilization of capacity expensed when incurred.
Depreciation and Amortization
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
     In 2003, we completed a review of the estimated useful lives of our packaging equipment. As a result, effective from July 1, 2003, the lives used to depreciate certain packaging equipment were changed prospectively from five years to seven years. The change reflected longer actual service periods being achieved and expected to be achieved from similar new equipment. The impact of this change was a reduction to depreciation expense of $6.8 million for the year ended December 31, 2003.
     In the third quarter of 2004, following the consummation of the merger, we adopted ChipPAC’s policy to depreciate equipment and machinery on a straight line basis over eight years. The impact of this change was depreciation savings of $23.7 million for the year ended December 31, 2004.
     Our decision to change the estimated useful lives of the packaging and test equipment was based on the following:
•	expected economic life of assets;

•	equipment’s potential re-use among product lines;

•	historical experience for equipment in our factories;

•	prevailing industry practice; and

•	consultation with equipment manufacturers.
     We believe that our principal competitors depreciate their packaging assets over periods of six to eight years.

Valuation of Property, Plant and Equipment
     We review property, plant and equipment for impairment whenever events or changes in market conditions indicate that the carrying amounts may not be recoverable. Management judgment is critical in assessing whether events have occurred that may impact the carrying value of property, plant and equipment.
     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated from the asset. If the carrying amount of the asset exceeds the future undiscounted net cash flows, such assets are considered to be impaired and an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. In determining the fair value of equipment and machinery, we consider offers to purchase such equipment and expected future discounted cash flows. Due to the nature of our business, which may include sudden changes in demand in the end markets and due to the fact that certain equipment is dedicated to specific customers, we may not be able to anticipate declines in the utility of our equipment and machinery. Generally, we consider consecutive quarterly utilization rates declines or projected utilization deterioration as principal factors for our impairment review. Consequently, additional impairment charges may be necessary in the future and this could have a significant negative impact on our future operating results.
     We did not record any impairment charges in 2003, 2004 and 2005.
Deferred Tax Asset
     We record a deferred tax asset when we believe that it is more likely than not that the deferred tax asset will be realized. The deferred tax effects of the tax losses, unutilized capital allowances carried forward and temporary differences arising primarily from property, plant and equipment are recognized because they are expected to be offset against future taxable income.
     In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the assessment will be made if it is more likely than not that the deferred tax assets will realized. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period differ materially from current estimates. In the event that we are not able to realize the deferred tax assets, an adjustment to the deferred tax asset would be charged to income in the period such determination was made which would result in a reduction of our net income.
     For a discussion of significant items in deferred tax asset, see “Note 14. Income Taxes” of our consolidated financial statements included in “Item 18. Financial Statements.”
Valuation of Goodwill
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

     In 2005, we completed our annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired. We performed an impairment review of the goodwill associated with the acquisition of ChipPAC at the end of 2004, with the determination of fair value supplemented by independent appraisal and recorded an impairment charge of $453.0 million to our results of operations in 2004.
Results of Operations
     The following table describes the composition of revenue by product group and test services, as a percentage of net revenues:

	Year Ended December 31,
	2003	2004	2005
Net revenues
Packaging — array	20.6%	40.6%	50.2%
Packaging — leaded	26.9	20.9	22.0
Test and other services	52.5	38.5	27.8

Total net revenues	100.0%	100.0%	100.0%

     The following table sets forth certain data as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Total net revenues	100.0%	100.0%	100.0%
Gross profit	13.8	16.3	16.4
Selling, general and administrative	9.6	11.0	11.7
Research and development	4.0	2.3	2.3
Goodwill impairment	0.0	58.9	0.0
Restructuring charges	0.0	0.0	0.1
Others general expenses (income), net	0.1	0.0	0.0
Operating income (loss)	0.1	(55.9)	2.3
Other income (expense), net	0.0	(3.4)	(3.2)
Income tax expense	(0.1)	(1.0)	(0.8)
Minority interest	(0.4)	(0.5)	(0.6)
Net income (loss)	(0.4)%	(60.8)%	(2.3)%
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Net Revenues
     Net revenues were $1,157.3 million in 2005, an increase of 50.5% compared to $769.1 million in 2004. The increase was primarily due to our acquisition of ChipPAC (ChipPAC’s results of operations were consolidated from August 5, 2004) and a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging. Following our merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on our packaging revenue than on our test revenue.
     Our packaging revenue in 2005 increased 76.7% to $835.3 million compared to 2004. Unit volumes of our total packaging increased 76.4% in 2005 compared to 2004, and contributed to an increase of $426.4 million in revenue. Average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services in 2005 decreased 7.2%, compared to 2004, primarily due to changes in product mix, and contributed to a decrease of $63.9 million in revenue. We experienced increased demand for our 3-D packaging, FBGA and PBGA packaging in 2005. Test revenue in 2005 increased 8.9% to $322.0 million compared to 2004. Our increase in test revenue from our acquisition of ChipPAC was partially offset by declining average selling prices.
     In 2005, revenue from the communications market decreased by 4.9% over 2004, and contributed 55.2% of our net revenues in 2005 compared to 60.1% of our net revenues in 2004. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from consumer, multi-applications and other markets increased 6.2% over 2004 and contributed 23.3% of our net revenues in 2005. Revenue from the personal computers market decreased 1.3% over 2004 and contributed 21.5% of our net revenues in 2005. We expect to continue to be dependent on the communications, consumer and multi-applications, and personal computers markets for substantially all of our net revenues.
Gross Profit
     Gross profit in 2005 was $189.2 million, an increase of $63.6 million compared to $125.6 million in 2004. Gross margin as a percentage of net revenues was 16.4% in 2005 compared to 16.3% in 2004. In 2005, gross profit improved primarily as a result of higher equipment utilization, depreciation savings from the change in equipment useful lives and continued cost control measures, including a reduction in workforce, partially offset by lower overall average selling prices, changes in product mix and an increase in cost of materials. Overall equipment utilization was approximately 72% in 2005 compared to 69% in 2004. We continued to experience pressure to reduce average selling prices in 2005. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We also experienced continued higher cost as a result of external global economic factors such as higher gold prices, higher oil prices, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won and Japanese yen against the U.S. dollar in 2005 when compared to 2004.
Selling, General and Administrative
     Selling, general and administrative expenses were $135.8 million in 2005, an increase of 59.8% compared to $85.0 million in 2004. As a percentage of net revenues, selling, general and administrative expenses were 11.7% in 2005, compared to 11.0% in 2004. The increase in selling, general and administrative expenses in 2005 was primarily due to the higher headcount resulting from our merger with ChipPAC, the inclusion of merger and integration expenses, and ChipPAC expenses which amounted to $84.3 million. The merger and integration expenses and ChipPAC expenses in 2005 included the amortization of the intangible assets which amounted to $38.1 million and stock-based compensation expenses of $0.7 million mainly resulting from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. The increase was partially offset by continued measures to control costs and manage discretionary expenses in 2005.
Research and Development
     Research and development expenses in 2005 were $26.1 million compared to $17.6 million in 2004, an increase of $8.5 million. Research and development expenses had increased primarily due to the inclusion of ChipPAC expenses which amounted to $13.9 million, inclusive of the amortization of the acquired intangible assets which amounted to $2.4 million in 2005. However, these expenses were partially offset by depreciation savings from the change in equipment useful lives and continued measures to control costs and manage discretionary expense.
Restructuring Charges
     During the quarter ended March 31, 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues. We had a total reduction in workforce of 88 employees related to the restructuring. Severance and related charges of $0.8 million were expensed in 2005. There were no restructuring charges incurred in 2004.
Goodwill Impairment
     As required by U.S. GAAP, we performed our annual test for impairment in 2005, and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired. In 2004, we impaired $453.0 million of goodwill related to our acquisition of ChipPAC. We will continue to perform a test for goodwill impairment at least annually as required by U.S. GAAP.

Net Interest Income (Expense)
     Net interest expense was $36.2 million in 2005 compared to $24.4 million in 2004. Net interest expense consisted of interest income of $6.4 million and interest expense of $42.6 million in 2005 and interest income of $4.4 million and interest expense of $28.8 million in 2004. The increase in interest income in 2005 was primarily due to an increase of the marketable securities held by us. The increase in interest expense was primarily due to interest on debts assumed as a result of our merger with ChipPAC, and our accrued interest on the $215.0 million 6.75% senior notes due 2011 issued in November 2004, the $150.0 million 7.5% senior notes due 2010 issued in July 2005, an increase in foreign loans of $19.7 million in South Korea and $4.6 million in Taiwan, and the $99.0 million short-term debts which was borrowed and repaid in 2005. The increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007 and repayment of certain long-term debts in South Korea and Taiwan, respectively. Total outstanding interest-bearing debt was $821.7 million and $834.8 million as of December 31, 2005 and 2004, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain was $0.5 million in 2005, compared to net foreign currency exchange loss of $1.1 million in 2004. These non-cash losses and gains were primarily due to the fluctuations between the exchange rate of the United States dollar and the Singapore dollar, the South Korean Won and the Japanese yen.
Other Non-Operating Income (Expense)
     Other non-operating expense, net was $1.1 million in 2005 compared to $0.9 million in 2004. The increase was primarily due to write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 in 2005.
Income Taxes
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income taxes were $9.7 million in 2005 compared to $7.9 million in 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Net Revenues
     Net revenues were $769.1 million in 2004, an increase of 102.0% compared to $380.7 million in 2003. The increase was mainly from ChipPAC’s operations which were consolidated from August 5, 2004 and an increase in unit shipments. Following our merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on our packaging revenues than on our test revenues.
     Our packaging revenue in 2004 increased 161.6% to $472.8 million compared to 2003. Unit volumes of our total packaging increased 244.9% in 2004 compared to 2003, and contributed to an increase of $267.2 million in our net revenues. Average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services in 2004 increased 5.3% compared to 2003, primarily due to changes in product mix and contributed to an increase of $24.9 million in our net revenues. Test revenue in 2004 increased 47.9% to $295.7 million compared to 2003.
     In 2004, revenues from the communications market increased 108.2% over 2003, and contributed 60.1% of our net revenues in 2004 compared to 58.3% of our net revenues in 2003. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from the personal computers market increased 53.8% over 2003 and contributed 22.7% of our net revenues in 2004. We expect to continue to be dependent on the communications and personal computers markets for substantially all of our revenues.

Gross Profit
     Gross profit in 2004 was $125.6 million, an increase of $72.9 million compared to $52.7 million in 2003. Gross margin as a percentage of net revenues was 16.3% in 2004 compared to 13.8% in 2003. In 2004, gross profit improved primarily as a result of higher equipment utilization, depreciation savings from the change in equipment useful lives and continued cost control measures. Overall equipment utilization was approximately 69% in 2004 compared to 66% in 2003. We continued to experience pressure to reduce average selling prices in 2004. We also experienced continued higher cost as a result of external global economic factors such as higher gold prices, higher oil prices, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won and Japanese yen against the U.S. dollar in 2004 when compared to 2003.
Selling, General and Administrative
     Selling, general and administrative expenses were $85.0 million in 2004 compared to $36.5 million in 2003, an increase of 132.9% compared to 2003. As a percentage of net revenues, selling, general and administrative expenses were 11.0% in 2004, compared to 9.6% in 2003. The increase in selling, general and administrative expenses was primarily due to the inclusion of merger and integration expenses and ChipPAC expenses which amounted to $41.2 million in 2004, inclusive of the amortization of the intangible assets which amounted to $21.1 million and stock-based compensation expenses of $0.7 million mainly resulting from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. Continued measures to control costs and manage discretionary expenses in 2004, were partially offset by the additional headcount employed in 2004.
Research and Development
     Research and development expenses in 2004 were $17.6 million compared to $15.3 million in 2003, an increase of $2.3 million. Research and development expenses had increased primarily due to the inclusion of ChipPAC expenses which amounted to $6.1 million, inclusive of the amortization of the acquired intangible assets which amounted to $1.3 million in 2004. However, expenses were partially offset by a reduction in expenses due to higher government grant income, depreciation savings from the change in equipment useful lives and continued cost control.
Goodwill Impairment
     As required by U.S. GAAP, we performed our annual valuation of goodwill. Based on the valuation, we took a special, non-cash charge of $453.0 million in our operating results in 2004. This charge does not affect operating results of prior periods and will have no future cash impact. The goodwill arose from the purchase accounting for the acquisition of ChipPAC. The majority of the purchase price was derived from share values near the announcement date as required by U.S. GAAP and resulted in $974.4 million of goodwill. There was no goodwill impairment in 2003.
Net Interest Income (Expense)
     Net interest expense was $24.4 million in 2004 compared to $9.2 million in 2003. Net interest expense consisted of interest income of $4.4 million and interest expense of $28.8 million in 2004 and interest income of $4.8 million and interest expense of $14.0 million in 2003. The decrease in interest income in 2004 was primarily due to lower yields on the marketable debt held by us. The increase in interest expense was primarily due to interest on debts assumed as a result of our merger with ChipPAC and our accrued interest on the $215.0 million 6.75% senior notes due 2011. Total outstanding interest-bearing debt was $834.8 million and $371.7 million as of December 31, 2004 and 2003, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange loss was $1.1 million in 2004, compared to net foreign currency exchange gain of $1.6 million in 2003. These non-cash losses and gains were primarily due to the fluctuations between the exchange rate of the United States dollar and the Singapore dollar, the South Korean Won and the Japanese yen.

Income Taxes
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income taxes were $7.9 million in 2004 compared to $0.7 million in 2003.
Quarterly Results
     The following table sets forth our unaudited results of operations, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2005. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

	Fiscal Quarter Ended
	March	June	September	December	March	June	September	December
	31, 2004	30, 2004	30, 2004	30, 2004	31, 2005	30, 2005	30, 2005	31, 2005
				(In thousands)
Net revenues	$132,328	$138,995	$231,951	$265,847	$234,146	$264,346	$301,298	$357,463
Cost of revenues	(111,949)	(114,358)	(193,600)	(223,634)	(209,748)	(228,541)	(250,588)	(279,146)

Gross profit	20,379	24,637	38,351	42,213	24,398	35,805	50,710	78,317

Operating expenses:
Selling, general and administrative	10,252	11,648	28,286	34,778	32,285	33,766	34,041	35,679
Research and development	3,086	2,903	5,781	5,867	5,942	6,536	6,243	7,350
Goodwill impairment	—	—	—	453,000	—	—	—	—
Restructuring charges	—	—	—	—	830	—	—	—
Other general expenses (income), net	(37)	(511)	11	73	(39)	(5)	(7)	31

Total operating expenses	13,301	14,040	34,078	493,718	39,018	40,297	40,277	43,060

Operating income (loss)	7,078	10,597	4,273	(451,505)	(14,620)	(4,492)	10,433	35,257
Other income (expenses), net:
Interest income (expenses), net	(3,328)	(3,620)	(8,365)	(9,073)	(9,447)	(8,283)	(9,148)	(9,337)
Foreign currency exchange gain (loss)	1,026	(1,299)	151	(1,000)	(391)	71	880	(29)
Other non-operating income (expenses), net	81	(435)	(438)	(144)	(1,544)	157	227	84

Total other income (expenses), net	(2,221)	(5,354)	(8,652)	(10,217)	(11,382)	(8,055)	(8,041)	(9,282)

Income (loss) before income taxes	4,857	5,243	(4,379)	(461,722)	(26,002)	(12,547)	2,392	25,975
Income tax expense	(509)	(123)	(1,713)	(5,549)	(1,139)	(1,159)	(1,247)	(6,144)

Income (loss) before minority interest	4,348	5,120	(6,092)	(467,271)	(27,141)	(13,706)	1,145	19,831
Minority interest	(282)	(463)	(1,352)	(1,731)	22	(1,357)	(2,156)	(2,949)

Net income (loss)	$4,066	$4,657	$(7,444)	$(469,002)	$(27,119)	$(15,063)	$(1,011)	$16,882

	Fiscal Quarter Ended
	(As a Percentage of Revenues)
	March	June	September	December	March	June	September	December
	31, 2004	30, 2004	30, 2004	30, 2004	31, 2005	30, 2005	30, 2005	31, 2005
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(84.6)	(82.3)	(83.5)	(84.1)	(89.6)	(86.5)	(83.2)	(78.1)

Gross profit	15.4	17.7	16.5	15.9	10.4	13.5	16.8	21.9

Operating expenses:
Selling, general and administrative	7.7	8.5	12.2	13.1	13.8	12.8	11.2	9.9
Research and development	2.3	2.1	2.5	2.2	2.5	2.4	2.1	2.1
Goodwill impairment	0.0	0.0	0.0	170.4	0.0	0.0	0.0	0.0
Restructuring charges	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.0
Other general expenses (income), net	0.1	(0.5)	0.0	0.0	0.0	0.0	0.0	0.0

Total operating expenses	10.1	10.1	14.7	185.7	16.6	15.2	13.3	12.0
Operating income (loss)	5.3	7.6	1.8	(169.8)	(6.2)	(1.7)	3.5	9.9
Other income (expenses), net:
Interest income (expenses) net	(2.5)	(2.6)	(3.6)	(3.4)	(4.0)	(3.1)	(3.0)	(2.6)
Foreign currency exchange gain (loss)	0.8	(0.9)	0.1	(0.4)	(0.2)	0.0	0.3	0.0
Other non-operating income (expenses), net	0.1	(0.3)	(0.2)	(0.1)	(0.7)	0.1	0.1	0.0

Total other income (expenses), net	(1.6)	(3.8)	(3.7)	(3.9)	(4.9)	(3.0)	(2.6)	(2.6)

Income (loss) before income taxes	3.7	3.8	(1.9)	(173.7)	(11.1)	(4.7)	0.9	7.3
Income tax expense	(0.4)	(0.1)	(0.7)	(2.1)	(0.5)	(0.5)	(0.4)	(1.7)

Income (loss) before minority interest	3.3	3.7	(2.6)	(175.8)	(11.6)	(5.2)	0.5	5.6
Minority interest	(0.2)	(0.3)	(0.6)	(0.6)	(0.0)	(0.5)	(0.7)	(0.8)

Net income (loss)	3.1%	3.4%	(3.2)%	(176.4)%	(11.6)%	(5.7)%	(0.2)%	4.8%

Liquidity and Capital Resources
     Our principal source of liquidity consists of cash, cash equivalents and marketable securities, which amounted to $260.2 million as of December 31, 2005. We also have available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $309.8 million, of which $124.3 million was utilized as of December 31, 2005. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time-to-time. We expect this to be approximately $300.0 million in 2006, as our capital expenditure spending continues to be targeted at demand that we see from our customers and the expansion of our facilities in China. We spent $277.7 million on capital expenditures in 2005, compared to $270.8 million in 2004.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, as well as capital lease and debt service repayment obligations for 2006. If our capital expenditure requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
     The Companies (Amendment) Act 2005 of Singapore (Companies Amendment Act), which became effective on January 30, 2006, introduced key amendments to the Companies Act, Chapter 50 of Singapore (Companies Act). As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. In light of these amendments, we are considering implementing a share repurchase program and amending our employee share plans to, among other things, allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new ordinary shares) to eligible plan participants. If our Board of Directors determines that it would be in the best interest of our Company and our shareholders to adopt a share repurchase program, we expect to seek shareholders’ approval to adopt a share repurchase program within specified mandates relating to maximum repurchase price and volume and timing and manner of repurchases at our next annual general meeting of shareholders to be held in April 2006. Any such repurchases would be made in compliance with Rule 10b-18 under the Securities and Exchange Act of 1934, as amended (Exchange Act). We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
Total Borrowings
     As of December 31, 2005, our total debt outstanding consisted of $821.7 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-term and short-term borrowings.
     On January 14, 2005, we repurchased an additional $26.1 million aggregate principal amount of our 1.75% convertible notes due 2007 with our existing cash on hand. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of our 1.75% convertible notes due 2007 pursuant to demands for redemption from note holders in accordance with the indenture governing our 1.75% convertible notes due 2007. We paid a total amount of $138.6 million (excluding interest) in respect of the redeemed convertible notes. We financed the redemption from cash and short-term borrowings.
     On March 17, 2005, we drew down a total of $99.0 million under our lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. to pay part of the purchase price for the redemption of our 1.75% convertible notes due 2007 described above. On July 20, 2005, we repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with a portion of the net proceeds from the offering of the 7.5% senior notes due 2010 described below.
     On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the SEC. Pursuant to the exchange offer, we accepted tenders to exchange $213.9 million aggregate principal amount of our 6.75% senior notes due 2011 that were registered for a like principal amount of our then outstanding unregistered 6.75% senior notes due 2011.
     On July 19, 2005, we offered $150.0 million of 7.5% senior notes due 2010 in a private placement. We received approximately $146.7 million after deducting debt issuance costs. A portion of the net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. In September 2005, we filed an exchange offer registration statement with the SEC. Pursuant to the exchange offer, we accepted tenders to exchange all $150.0 million aggregate principal amount of our 7.5% senior notes due 2010 that were registered for a like principal amount of our then outstanding unregistered 7.5% senior notes due 2010.
     See “Item 10. Additional Information — C. Material Contracts” and Notes 15, 16 and 17 to our audited consolidated financial statements for more details on our debt instruments.
Off-Balance Sheet Arrangements
     Other than the guarantee provided on our 2.5% convertible subordinated notes due 2008, 6.75% senior notes due 2011 and 7.5% senior notes due 2010 (see Note 28: Condensed Consolidating Financial Information), and the tax guarantee to the South Korean Tax Authorities as discussed below, we have no performance guarantees. We also have no investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc. assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations were approximately $406.7 million as of December 31, 2005.
Contractual Obligations
     Our total commitments on our loans, capital lease, operating leases, and other agreements as of December 31, 2005, were as follows:

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
			(In thousands)
On balance sheet commitments:
1.75% convertible notes due 2007(1)	$—	$35,589	$—	$—	$35,589
Zero coupon convertible notes due 2008(1)(2)	—	125,874	—	—	125,874
2.5% convertible subordinated notes due 2008	—	150,000	—	—	150,000
8% convertible subordinated notes due 2011	—	—	—	50,000	50,000
6.75% senior notes due 2011	—	—	—	215,000	215,000
7.50% senior notes due 2010	—	—	150,000	—	150,000
Capital lease obligations	7,091	3,680	—	—	10,771
Long-term loans	18,651	41,041	7,921	—	67,613
Short-term loans	16,891	—	—	—	16,891

Total on balance sheet commitments	$42,633	$356,184	$157,921	$265,000	$821,738

Off balance sheet commitments:
Operating leases	$13,795	$19,878	$17,156	$61,819	$112,648
Royalty/licensing agreements	4,640	9,282	9,282	—	23,204
Contingent payments to Cirrus	875	750	—	—	1,625
Purchase obligations:
— Capital commitments	147,373	—	—	—	147,373
— Inventory purchase commitments	121,822	—	—	—	121,822

Total off balance sheet commitments	288,505	29,910	26,438	61,819	406,672

Total commitments	$331,138	$386,094	$184,359	$326,819	$1,288,410

(1)	On maturity of the 1.75% convertible notes due 2007 and zero coupon convertible notes due 2008, we are required to pay the note holders 117.665% and 123.4% of the principal amounts, respectively.

(2)	Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.
Contingencies
     In the normal course of business, we are subject to claims and litigations. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. On July 31, 2002, Seagate Technology L.L.C. (Seagate) filed suit against Atmel Corporation and Atmel SARL in Santa Clara County Superior Court. Seagate alleges that Atmel supplied defective semiconductor chips, and that Atmel had its chips outsourced and packaged by ChipPAC and Amkor Technology, Inc. On November 19, 2003, Atmel filed a First Amended Cross-Complaint against ChipPAC, Amkor and Sumitomo Bakelite, Ltd., the Japanese manufacturer of the allegedly defective epoxy mold compound. On April 14, 2005, we reached a resolution with Seagate with respect to this litigation. As part of a broader settlement agreement among all parties to this matter, we had agreed to pay a fee in consideration of a release from all claims related to this litigation. The amount related to the settlement is being paid by our Company’s insurer.
     In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company. We believe that we have a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, we cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and the results of operations of our Company.
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $16.7 million based on the exchange rate as of January 31, 2006) made by the South Korean National Tax Service (NTS) relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (MAP) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.8 million based on the exchange rate as of January 31, 2006) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax estimated to be 31.6 billion South Korean Won (approximately $32.9 million based on the exchange rate as of January 31, 2006). As of December 31, 2005, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of our Company.
Cash Flows From Operating Activities
     In 2005, cash provided by operations was $270.7 million compared to $136.6 million in 2004. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 1.75% convertible notes due 2007, deferred income taxes, foreign currency exchange loss or gain, minority interest and by changes in assets and liabilities, accretion of discount (premium) on certain of our outstanding notes, amortization of debt issuance cost, impairment of goodwill, loss (gain) from sale of assets, deferred income taxes, foreign currency exchange loss (gain), minority interest, and by changes in assets and liabilities. In 2005, non-cash related items included $281.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $7.4 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% convertible notes due 2007, $9.4 million from the deferred taxes and $6.4 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, amounts due from affiliates, inventories and decreases in amount due to affiliates. Working capital source of cash included decreases in other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables.
     In 2004, cash provided by operations was $136.6 million compared to $82.5 million in 2003. Cash provided and used by operations is calculated by adjusting our net income (loss) by non-cash related items such as depreciation and amortization, accretion of discount (premium) on certain of our outstanding notes, amortization of debt issuance cost, impairment of goodwill, loss (gain) from sale of assets, deferred income taxes, foreign currency exchange loss (gain), minority interest and by changes in assets and liabilities. In 2004, non-cash related items included $453.0 million of goodwill impairment charges, $216.3 million related to depreciation and amortization, $11.4 million from the accretion of discount and premium, $0.1 million from gain on sale of assets, $15.0 million from the deferred taxes and $3.8 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in inventories, other receivables, prepaid expenses and other assets and decreases in accounts payable, accrued operating expenses and other payables. Working capital source of cash included decrease in accounts receivable and amounts due from affiliates.
Cash Flows From Investing Activities
     In 2005, cash used in investing activities was $263.0 million compared to $264.8 million in 2004. The primary usage of cash in investing activities was related to the acquisition of property and equipment of $245.8 million in 2005 and $287.6 million in 2004. We experienced a decrease in capital expenditure in 2005 as we focused on extracting better utilization from our existing equipment and benefited from our ability to redeploy assets across the various geographic operating locations to maximize utilization. In 2005, we acquired $4.9 million of software and licenses. In 2005 and 2004, we invested in marketable securities which amounted to $32.0 million and $160.9 million, respectively, and received proceeds from the sale or maturity of our marketable securities of $16.5 million and $177.2 million, respectively.
     In 2004, cash used in investing activities was $264.8 million compared to $174.3 million in 2003. The primary usage of cash in investing activities was related to the acquisition of property and equipment of $287.6 million in 2004 and $209.3 million in 2003. The increase in capital expenditure is directly related to our increase in revenues and forecasted demand from customers. In 2004 and 2003, we invested in marketable securities which amounted to $160.9 million and $43.9 million, respectively, and received proceeds from the sale or maturity of our marketable securities of $177.2 million and $83.3 million, respectively. In 2004, we recorded $7.2 million of net cash acquired in the merger with ChipPAC.

Cash Flows From Financing Activities
     In 2005, cash used in financing activities was $9.4 million compared to cash provided by financing activities of $41.1 million in 2004. In 2005, $188.1 million was borrowed and $180.9 million was repaid on our borrowings and debts, compared to $107.6 million and $81.0 million, respectively, in 2004. In 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In 2005, $146.5 million, net of expenses, was provided from the issuance of $150.0 million of 7.5% senior notes due 2010 compared to the net proceeds of $210.5 million from the issuance of $215.0 million of 6.75% of senior notes due 2011. In addition, $11.7 million and $7.2 million of capital lease payments were made in 2005 and 2004, respectively. In 2005 and 2004, $13.5 million and $2.0 million, respectively, were provided by the issuance of new shares through the employee share option scheme and the employee share purchase plan.
     In 2004, cash provided by financing activities was $41.1 million compared to cash provided by financing activities of $234.7 million in 2003. In 2004, $107.6 million was borrowed and $81.0 million was repaid on our borrowings and debts as compared to $49.8 million and $47.1 million, respectively, in 2003. In 2004, we raised $210.5 million from the issue of our 6.75% senior notes due 2011, net of expenses, and repurchased the $165.0 million face value 12.75% ChipPAC senior notes at an aggregate consideration of $175.5 million and repurchased $16.5 million aggregate principal of our 1.75% convertible notes at an aggregate consideration of $18.1 million. In 2003, we raised $112.3 million from the issue of a $115.0 million zero coupon notes due 2008, net of expenses. In addition, $7.2 million and $12.9 million of capital lease payments were made in 2004 and 2003, respectively. In 2004 and 2003, $2.0 million and $117.5 million, respectively, were provided by the issuance of new shares.
Special Tax Status
     We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board (EDB) to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we recorded $5.0 million of tax recoverable in December 2004 related to the expected refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. We received a partial refund of taxes amounting to $4.6 million in April 2005. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.
Derivative Financial Instruments
     We are exposed to fluctuations in currency exchange rates and interest rates. From time to time, we may employ derivative instruments such as forward foreign currency swaps, foreign forward contracts and options and interest rate swaps to mitigate the financial risks associated with certain anticipated cash flows, assets and liabilities.
     In 2003, hedge accounting has not been applied as the contracts entered into do not qualify as hedges under U.S. GAAP. Gains and losses on these contracts have been recorded as foreign currency gains or losses. As of December 31, 2003, we had no foreign currency forward contracts outstanding or any other derivative financial instruments, except for a premium deposit of $10.0 million denominated in Singapore dollars. The premium deposit is entered with Citibank, whereby interest earned on the deposit is at an enhanced rate of 3.95%. Upon its maturity on January 26, 2004, Citibank redeemed the principal and interest in U.S. dollars at the pre-determined strike price.
     In 2004 and 2005, we entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysian Ringgit and to benefit from our expectations of future exchange rate fluctuations. As of December 31, 2005, our Company has a series of foreign currency forward contract with total contract value of approximately $68.0 million. In 2005, our Company additionally entered into a series of gold forward contract with total contract value of approximately $7.0 million to hedge against fluctuations in gold prices. All forward contracts qualify for hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

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
     From time to time, we may have engaged in, and may continue to engage in foreign exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we implement will be effective. If it is not effective, we may experience reduced net income.
Research and Development
See “Item 4. Information on our Company — B. Business Overview — Research and Development.”
Recent Accounting Pronouncements
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (SFAS 151), which requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on our consolidated financial statements.
     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123) amends SFAS No. 95, “Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, we are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for annual periods beginning after June 15, 2005, which is our first quarter of fiscal 2006. We presently account for stock-based compensation under the intrinsic method. See Note 1(v) of our audited consolidated financial statements for the effect on reported net loss if we had accounted for our share options and employee share purchase rights using the fair value recognition provisions of SFAS 123.
     In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (SAB 107). SAB 107 provides the SEC staff position regarding the application of SFAS 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. We are currently reviewing the requirements of SFAS 123(R) and SAB 107 and expect that the adoption of SFAS 123(R) will have a material impact on our consolidated results of operations and earnings per share.
     In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (SFAS 154). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We are currently evaluating the effect of the adoption of SFAS 154 on our consolidated financial position or results of operations but do not expect it to have a material impact.
     In September 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (EITF 04-13). EITF 04-13 discusses whether inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined and treated as a nonmonetary exchange and addresses (a) under what circumstances should two or more transactions with the same counterparty (counterparties) be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (APB 29) and SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB 29” (SFAS 153) and (b) if nonmonetary transactions within the scope of APB 29 and SFAS 153 involve inventory, are there any circumstances under which the transactions should be recognized at fair value. The pronouncement is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring in interim or annual reporting periods beginning after March 15, 2006. We do not expect that this pronouncement will have a material effect on our financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth the name, age (as at January 31, 2006) and position of each director and member of senior management:

Name	Age	Position
Board of Directors
Charles R. Wofford(1)(2)(3)(4)	72	Chairman of our Board of Directors
Lim Ming Seong(5)	58	Deputy Chairman of our Board of Directors
Tan Lay Koon	47	Director, President and Chief Executive Officer
Peter Seah Lim Huat(6)(7)	59	Director
Tay Siew Choon(8)(9)	58	Director
Steven H. Hamblin(1)(6)(9)(10)	57	Director
Richard J. Agnich(1)(7)(11)	62	Director
Robert W. Conn(1)	63	Director
R. Douglas Norby(1)(10)	70	Director
Park Chong Sup(1)(8)	58	Director
Senior Management
Wan Choong Hoe	52	Corporate Vice President, Chief Operating Officer
Michael G. Potter	39	Corporate Vice President, Chief Financial Officer
Han Byung Joon	46	Corporate Vice President, Chief Technology Officer
Jeffrey R. Osmun	42	Corporate Vice President, Worldwide Sales and Marketing
Ng Tiong Gee	43	Corporate Vice President, Chief Information Officer
Scott J. Jewler	40	Corporate Vice President, Chief Strategy Officer
Dennis W. Daniels	51	Corporate Vice President, Human Resources
Janet T. Taylor	48	Corporate Vice President, General Counsel

(1)	Determined by our Board of Directors to be independent under Rule 4200 of the Nasdaq Marketplace Rules.

(2)	Chairman of the Executive Committee.

(3)	Chairman of the Executive Resource & Compensation Committee.

(4)	Chairman of the Nominating and Corporate Governance Committee.

(5)	Chairman of the Budget Committee.

(6)	Member of the Executive Resource & Compensation Committee.

(7)	Member of the Nominating and Corporate Governance Committee.

(8)	Member of the Budget Committee.

(9)	Member of the Executive Committee.

(10)	Member of the Audit Committee.

(11)	Chairman of the Audit Committee.
     Our Board of Directors held four meetings in person in 2005. The average attendance by directors at Board meetings they were scheduled to attend was 93%.
     Dr. Robert W. Conn, Mr. R. Douglas Norby and Dr. Park Chong Sup were nominated for election as our directors pursuant to the terms of the merger agreement governing our merger with ChipPAC and elected as our directors at our extraordinary shareholders’ meeting on August 4, 2004.

     Other than with respect to these three persons, there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. There are no family relationships among any of our directors, senior management or substantial shareholders. Mr. Peter Seah Lim Huat was an employee of STPL, the parent company of our controlling shareholder, STSPL, until December 31, 2004, when all the assets of STPL were transferred to STPL’s parent, Temasek Holdings, pursuant to a restructuring exercise. Mr. Seah became a member of the Temasek Advisory Panel in January 2005. Mr. Lim Ming Seong was an employee of STPL until January 31, 2002 and immediately thereafter became a Corporate Advisor to STPL until December 31, 2004. Mr. Tay Siew Choon was an employee of STPL until March 31, 2004 and immediately thereafter became a Corporate Advisor of STPL until December 31, 2004.
Board of Directors
     Charles R. Wofford
     Mr. Charles Richard Wofford has been a member of our Board of Directors since February 1998. He was appointed Chairman of our Board of Directors in August 2002 and re-appointed to our Board of Directors in 2003, 2004 and 2005. Mr. Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995 and Executive Vice Chairman of FSI International from 1996 to 1998. He received his Bachelor of Arts degree from Texas Western College.
     Lim Ming Seong
     Mr. Lim Ming Seong became our Deputy Chairman in June 1998 and was re-elected to our Board of Directors in 2001. He is the Chairman of CSE Global Ltd, formerly known as CSE Systems & Engineering Ltd, and sits on the boards of StarHub Ltd and several other companies. Since joining STPL in December 1986, he has held various senior positions in the former Singapore Technologies group, including as Group Director of STPL until January 31, 2002. Prior to joining STPL, he was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. He also participated in the Advanced Management Programs at INSEAD and Harvard University.
     Tan Lay Koon
     Mr. Tan Lay Koon was appointed our President and Chief Executive Officer on June 26, 2002. He was appointed to our Board of Directors on the same date. Mr. Tan joined us in May 2000 as our Chief Financial Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.
     Peter Seah Lim Huat
     Mr. Peter Seah Lim Huat was appointed to our Board of Directors in July 2002. He has been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of STPL and a member of its board of directors. He was a banker for the past 33 years, retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of Singapore Computer Systems Limited, SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered and StarHub Ltd. His other appointments include being a member of the Institute of Defence and Strategic Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry and Honorary Treasurer of the Singapore Business Federation Council. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.
     Tay Siew Choon
     Mr. Tay Siew Choon was appointed to our Board of Directors in July 2002. He is the Deputy Chairman of Green Dot Capital Pte Ltd, a subsidiary of Temasek Holdings. He was the Chief Operating Officer and managing director of STPL until April 1, 2004 and the Corporate Advisor of STPL until December 31, 2004. He is also the Chairman of SNP Corporation Ltd and Co-Chairman of NexGen Financial Holdings Limited. He is also a board member of Chartered, Straco Corporation Limited, Pan-United Corporation Ltd and SNP-Leefung Holdings Limited. Mr. Tay graduated from Auckland University in 1970 with a Bachelor of Engineering in Electrical Engineering under the Colombo Plan Scholarship and a Master of Science in System Engineering from the former University of Singapore in 1974.
     Steven H. Hamblin
     Mr. Steven Hugh Hamblin was appointed to our Board of Directors in June 1998. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Marketing Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin is also a board member of Chartered Semiconductor Manufacturing Ltd. He received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.
     Richard J. Agnich
     Mr. Richard J. Agnich was appointed to our Board of Directors in October 2001. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his B.A. in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.
     Robert W. Conn
     Dr. Robert W. Conn was appointed to our Board of Directors in August 2004. Dr. Conn was a member of the board of directors of ChipPAC prior to the merger. Dr. Conn has been the Managing Director of Enterprise Partners Venture Capital since July 2002. Dr. Conn served as Dean of the Jacobs School of Engineering, University of California, San Diego, from 1994 to 2002. From 1980 to 1994, Dr. Conn served as Professor of Engineering and Applied Science at the University of California, Los Angeles (UCLA), where he was founding director of the Institute of Plasma and Fusion Research. Dr. Conn co-founded a semiconductor equipment company in 1986, Plasma & Materials Technologies, now Trikon Technologies, and was Chairman of the Board through 1993. Dr. Conn is a member of the U.S. National Academy of Engineering, and served in 1997 and 1998 as a member of the U.S. President’s Committee of Advisors on Science and Technology Panel on Energy R&D Policy for the 21st Century. As Managing Director of a venture capital firm, Dr. Conn serves as a director of nine private companies: NEXX Systems, Inc., Pivotal Systems, Inc., PathScale, Inc., Nuelight Inc., 3Leaf Networks, Inc., Ascendent Systems, Inc., Quorum Systems, Inc., Tarari Systems, Inc. and Novowave, Inc. He is a member of one other public company board, Intersil Corporation, and serves on Intersil’s nominating and compensation committees. Dr. Conn received his Bachelor of Science in Chemical Engineering and Physics from the Pratt Institute. He received a Masters of Science in Mechanical Engineering and a Ph.D in Engineering Science from the California Institute of Technology.
     R. Douglas Norby
     Mr. R. Douglas Norby was appointed to our Board of Directors in August 2004. Mr. Norby was a member of the board of directors of ChipPAC prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc. from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera Technologies, Inc. from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of LSI Logic Corporation, Alexion Pharmaceuticals, Inc., Jazz Semiconductor, Inc. and Neterion, Inc., and serves as the Chairman of Alexion’s, Jazz Semiconductor’s and Neterion’s audit committee. He received his B.A. in Economics from Harvard University and M.B.A. from Harvard Business School.

     Park Chong Sup
     Dr. Park Chong Sup was appointed to our Board of Directors in August 2004. Dr. Park was a member of the board of directors of ChipPAC prior to the merger. Dr. Park has been the Chairman and Chief Executive Officer of Maxtor Corporation since November 2004. Dr. Park served as Investment Partner and Senior Advisor at H&Q Asia Pacific from April 2004 until September 2004, and as Managing Director from November 2002 until March 2004. Dr. Park served as the Chairman and Chief Executive Officer of Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co. Ltd.) from April 2000 to May 2002. He served as President and Chief Executive Officer of Hyundai Electronics America, Inc. from September 1996 to October 1999 and Chairman from November 1999 to May 2002. Dr. Park is a director of Smart Modular Technologies, Inc. Dr. Park holds a B.A. in Management from Yonsei University, an M.A. in Management from Seoul National University, an M.B.A. from the University of Chicago and a Doctorate in Management from Nova Southeastern University.
Senior Management
     Wan Choong Hoe
     Mr. Wan Choong Hoe was appointed Chief Operating Officer in September 2004. Mr. Wan was previously Vice President and Managing Director responsible for Singapore and China operations for National Semiconductor Manufacturer Singapore Pte. Ltd. (National Semiconductor), a position he held since 2000. From 1994 to 2000, Mr. Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore and previously held positions as Director of Operations and Director of QRA/Logistics. Prior to joining National Semiconductor in 1986, Mr. Wan held various positions at Texas Instruments Singapore Pte. Ltd. and, from 1997 to 2001, served as Chairman of the Gintic Research Institute Management Board. Mr. Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.
     Michael G. Potter
     Mr. Michael G. Potter was appointed Chief Financial Officer in August 2004. Mr. Potter was Acting Chief Financial Officer of ChipPAC prior to the merger, a position he had held since April 2004. Prior to that time, he served as Corporate Controller of ChipPAC from October 2000 through April 2004. Prior to joining ChipPAC, Mr. Potter held several executive positions at Honeywell Inc., including serving as Controller for a Strategic Business Unit of Honeywell. Mr. Potter started his career at KPMG Peat Marwick. Mr. Potter holds a Bachelor of Commerce degree, Accounting, from Concordia University and a Graduate Diploma of Public Accountancy from McGill University. He is also a chartered accountant.
     Han Byung Joon
     Dr. Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York, in 1988.
     Jeffrey R. Osmun
     Mr. Jeffrey R. Osmun was appointed Corporate Vice President, Worldwide Sales and Marketing. Operations in September 2002. Mr. Osmun joined us in September 1999 as Director of Sales, U.S. Central Region and was later appointed Vice President, North American Sales. Prior to that, he served as National Sales Manager of Kyocera America Inc. and, before that, held the post of Director of Development — College of Engineering and Applied Sciences for Lehigh University. Mr. Osmun received his Bachelor of Science in Mechanical Engineering from Lehigh University in 1985.
     Ng Tiong Gee
     Mr. Ng Tiong Gee was appointed Chief Information Officer in May 2001. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational’s IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Hewlett Packard. Mr. Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in

1987. He also holds a Master’s Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.
     Scott J. Jewler
     Mr. Scott J. Jewler joined us as our Chief Strategy Officer in August 2004. Prior to joining us, Mr. Jewler held various executive positions at Amkor Technology, Inc., including President of Amkor Technology Taiwan and Senior Vice President, Assembly Business Unit. Before that, he held various manufacturing operations positions at Mitsubishi Semiconductor America, Inc. Mr. Jewler holds five U.S. patents in the area of integrated circuit packaging. Mr. Jewler graduated from Clemson University with a Bachelor of Science degree in Mechanical Engineering.
     Dennis W. Daniels
     Mr. Dennis W. Daniels was appointed Corporate Vice President, Human Resources in August 2004. Mr. Daniels was Vice President, Corporate Administration and Human Resources at ChipPAC prior to the merger, a position he had held since November 2003. Prior to joining ChipPAC, he held several executive human resources positions at Solectron Corp, Chase Manhattan Mortgage Corp, PepsiCo and Tenneco Oil Corp. Before that, Mr. Daniels was an officer in the United States Marine Corps. Mr. Daniels holds a Bachelor of Science degree in Journalism from the University of Kansas and a Master’s degree in Public Administration from the University of Missouri.
     Janet T. Taylor
     Ms. Janet T. Taylor was appointed Corporate Vice President, General Counsel in June 2005. Prior to joining our company, Ms. Taylor practiced as a Foreign Legal Consultant at the law firm of Kartini Muljadi & Rekan in Indonesia. Ms. Taylor was counsel in the U.S. Securities Practice Group of Sidley Austin Brown & Wood’s Singapore office from 2000 to 2002 and prior to that, a partner in the U.S. Securities Practice Group of Baker & McKenzie’s Singapore office. In 1999, she joined the U.S. Securities Practice Group of Norton Rose’s London office until she returned to Singapore in 2000. In 1993, she joined LeBoeuf, Lamb Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. Ms. Taylor began her legal career in 1989 at Debevoise & Plimpton in New York. Ms. Taylor was admitted to the New York Bar in 1990. She holds a Juris Doctor from Harvard Law School, a Bachelor of Arts degree (History) from the University of Texas and a Bachelor of Business Administration degree (Accounting) from Sam Houston State University.
B. Compensation of Directors and Senior Management
     In 2005, the aggregate amount of compensation and bonus paid for all of our directors and senior management was approximately $4.7 million. In addition, a bonus in the amount of $360,799 was approved for Mr. Tan Lay Koon and bonuses in the aggregate amount of $503,893 were approved for our senior management (excluding Mr. Tan, our Executive Director) by our Employee Resources and Compensation Committee with respect to services rendered in 2005 which will be paid in 2006.

	Executive		Non executive
	Directors		Directors(1)	Total(2)
Charles R. Wofford			$110,840	$110,840
Lim Ming Seong			58,000	58,000
Tan Lay Koon	$1,079,518	(3)		1,097,518
Peter Seah Lim Huat			47,160	47,160
Tay Siew Choon			41,000	41,000
Steven H. Hamblin			70,000	70,000
Richard J. Agnich			45,000	45,000
Robert W. Conn			35,000	35,000
R. Douglas Norby			41,000	41,000
Park Chong Sup			41,000	41,000
Senior management (excluding our Executive Director) as a group				3,129,007

	$1,079,518		$489,000	$4,697,525

(1)	We will seek approval at our annual general meeting in 2006 for the payment of directors’ fees of approximately $489,000 for the financial year ended December 31, 2005.

(2)	Does not include compensation given in the form of stock options. For more information on share options granted to our directors and senior management, see “ — E. Share Ownership for Directors and Senior Management.”

(3)	Includes bonus in the amount of $601,332 paid in 2005 with respect to services rendered in 2004.

     As of January 31, 2006, we have ten directors on our Board. Our executive director does not receive any directors’ fees. Our non-executive directors are paid directors’ fees. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2005 will be submitted for approval by our shareholders at our annual general meeting to be held in April 2006.
     We have provided to our directors and officers customary directors and officers liability insurance cover.
     We have engaged an outside consultant to advise us on our overall compensation scheme. Effective January 30, 2006, the Companies Act was amended pursuant to the Companies Amendment Act, as a result of which a Singapore company can now repurchase shares out of capital, as well as from distributable profits and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being required to be cancelled. As part of our re-evaluation of our overall compensation scheme, we are considering implementing a share repurchase program and amending our employee share plans to, among other things, allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new ordinary shares) to eligible plan participants. If our board of directors determines that it would be in the best interest of our Company and our shareholders, we expect to seek shareholders’ approval to adopt a revised compensation scheme, including a share repurchase program within specified mandates relating to maximum repurchase price, volume, timing and manner of repurchases, at our next annual general meeting of shareholders to be held in April 2006. Any such repurchases would be made in compliance with Rule 10b-18 under the Exchange Act. We also understand that Temasek Holdings has obtained a ruling from the Securities Industry Council of Singapore that, subject to certain conditions, Temasek Holdings and its concert parties will be exempted from making a general offer for our Company if Temasek Holdings’ interest in our Company’s shares increases by more than 1% in any six-month period solely as a result of the purchases by our Company of our Company’s shares under a share repurchase program.
     We expect that the revised compensation scheme would continue to include a short term (annual) incentive plan, as currently in place, to reward our senior executives and other eligible employees for their performance and contributions. The short term incentive plan is and we anticipate that it would continue to be funded by a pool of monies that we would set aside based on a predetermined aggregate percentage of payroll. Payment in 2005 is, and we anticipate it will continue to be in 2006, dependant on the level of achievement against corporate financial targets as well as plant and functional goals. We expect that each participant would continue to have a bonus target as a percentage of base salary.
     In addition to the short term incentive plan, we anticipate that senior executives and other designated employees would also be eligible to receive share options under our employee share option plan. Grants under the employee share option plan would be determined by job level and individual performance and vesting would be over a four-year period.
     We anticipate that the employee share option plan would be phased out over a one-year period and replaced by long term incentives in the form of restricted shares. Therefore, we anticipate that one-half of the share based compensation for 2006 would be granted pursuant to the employee share option plan and the other half would be granted pursuant to the restricted share plan. Grants of restricted shares would be based on our Company’s performance against certain financial goals and vesting would be over a three-year period.
     Further, it is anticipated that Mr. Tan Lay Koon and a very limited group of the most senior executives would be eligible to participate in an additional restricted share plan. Under the proposed restricted share plan, fully vested shares would be granted based on grant targets for each eligible participant based on our Company’s achievement of certain financial “stretch” goals. Finally, we expect that Mr. Tan Lay Koon and a very limited group of the most senior executives would participate in a modified long term cash incentive plan based on measuring Economic Value Added (EVA). EVA improvement year over year would fund a group EVA pool. If the group EVA pool has a net positive balance in a given year, individual EVA bonuses would be distributed (one-third paid to the participant and two-thirds held in an individual EVA bank account for each of the participants).
     Prior to 2005, the group incentive EVA pool was derived from the annual wage increments of the participants and a sharing of the positive EVA and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool was based on the collective achievement of the corporate goals, achievement of individual performance targets as well as his or her scoring on corporate values. Each senior executive had his or her own notional EVA bank account. The bonus earned each year was added to his or her notional EVA bank account, and payment was made only when there was a positive EVA bank balance in the notional EVA bank account. This incentive plan with regard to EVA was suspended for the year 2005 while our compensation plan is under review. It is anticipated that this plan will be modified for 2006 as described above.
     We do not provide any post-retirement benefits, other than pursuant to the plans required or permitted by local regulations and described below.

     Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. The aggregate expenses under this plan were $4.0 million for 2003, $4.6 million for 2004 and $4.8 million for 2005.
     Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees except for contract and foreign workers. STATS ChipPAC Malaysia Sdn Bhd’s total expenses under this plan for the period August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005 were approximately $0.7 million and $1.9 million, respectively. Employees with more than 20 years of service with STATSChipPAC Malaysia Sdn Bhd are entitled to a single sum payment of $2,600 upon their mandatory retirement from their employment at age 55 years. We paid $5,300 and $21,200 for such retirement payments for the period August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
     Under Chinese law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our Chinese employees. From August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005, the aggregate expenses under this plan were $1.2 million and $1.8 million, respectively.
     Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek contributes its pension obligations to Central Trust of China, as required by the Labor Standards Law. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. Winstek’s total expenses under this plan were $46,000 for 2003, $76,000 for 2004 and $55,000 for 2005.
     STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan to which we contribute up to 6% of eligible employee compensation at the rate of 50% of employee contributions to the 401(k) plan. Our matching contributions under the 401(k) plan were $258,000, $320,000 and $395,000 for the year ended December 31, 2003, 2004 and 2005, respectively. The matching contributions are accrued monthly and adjusted when the actual amounts are calculated. The expenses relating to the plan are $15 per person per quarter and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
     Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (formerly ChipPAC Korea Company Ltd), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for period August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005 were approximately $1.8 million and $6.3 million, respectively.
     Under the National Pension Act of South Korea, STATS ChipPAC Korea is required to contribute a certain percentage for pension based on the employees’ salary to the Korean National Pension Fund. The expense for the pension benefits for the period August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005 were approximately $0.7 million and $2.1 million, respectively.
C. Board Practices
Board of Directors
     Our Articles of Association set the minimum number of directors at two. We currently have ten directors. A number of our directors are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of our board, with the directors who have been in office longest since their last re-election or appointment standing for re-election. Accordingly, the appointments of Mr. Peter Seah Lim Huat, Mr. Steven H. Hamblin and Mr. Richard J. Agnich will expire and we will seek shareholders’ approval for their re-appointment at the next annual general meeting of shareholders to be held in 2006. Under the Companies Act, the term of any director shall expire at the conclusion on the date of the annual general meeting of shareholders immediately following the date that director turns 70 years of age, although he or she will be eligible for re-election. Directors who are aged 70 or older are eligible for re-election upon the approval of the shareholders of our Company by way of an ordinary resolution passed at an annual general meeting and, if re-elected, will hold office until the next annual general meeting of the shareholders. Accordingly, the appointments of Mr. Charles R. Wofford and Mr. R. Douglas Norby will expire and we will seek shareholders’ approval for their re-appointment at the next annual general meeting of shareholders to be held in 2006.
     As of January 31, 2006, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (STSPL), beneficially owned approximately 36.03% of our outstanding ordinary shares. Temasek Holdings, wholly-owned by the Minister of Finance (Incorporated) for Singapore, a statutory body constituted by the Minister for Finance (Incorporation) Act (Cap. 183), owns 100% of the ordinary shares of STSPL. As a result, Temasek Holdings will have significant influence over matters requiring the approval of our shareholders. The actions of Temasek Holdings and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations.
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
Committees of our Board of Directors
(i) Audit Committee
     The Audit Committee currently consists of three members, all of whom are non-executive directors and determined by our Board of Directors to be independent under the Nasdaq Marketplace Rules. Since 2004 and currently, the members of the Audit Committee are Mr. Richard J. Agnich (Chairman), Mr. Steven H. Hamblin and Mr. R. Douglas Norby. The Audit Committee serves as an independent and objective party to review the integrity and reliability of the financial information presented by management to shareholders, regulators and the general public. It oversees the establishment, documentation, maintenance and periodic evaluation of the system of our internal controls and is responsible for the appointment, compensation, independence, retention, termination and oversight of the work of our external auditors. The Audit Committee also reviews and evaluates the performance and policies of our internal audit function and of its external auditors. Under Singapore law, only board members of a company may serve on its Audit Committee.
     The Audit Committee held four meetings in 2005.
(ii) Executive Resource & Compensation Committee
     The current members of the Executive Resource & Compensation Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Steven H. Hamblin. In January 2006, Mr. Seah resigned as Chairman of the Executive Resource & Compensation Committee and Mr. Wofford was appointed Chairman. Also in January 2006, Mr. Lim Ming Seong resigned as a member of the Executive Resource & Compensation Committee and Mr. Hamblin was appointed as a member.
     The Executive Resource & Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long term sustainability of business and long term shareholders’ return.
     Prior to July 2005, the specific duties and responsibilities of the Executive Resource & Compensation Committee included the following:
•	Review and approve the compensation policies and incentive programs for key management executives;

•	Consider, review and approve the entire specific remuneration package and service contract terms for each key management executive, except that the compensation of the Chief Executive Officer was further required to be approved by our Board; and

•	Review and approve all our option plans, stock plans and other equity based plans.
     Nasdaq Marketplace Rule 4350 (c) regarding director independence was required to be implemented by foreign private issuers with effect from July 31, 2005. Accordingly, in July 2005, our Board adopted a new charter for our Executive Resource & Compensation Committee. From July 31, 2005 to December 31, 2005, because Mr. Seah and Mr. Lim do not qualify as independent directors under the Nasdaq Marketplace Rules, any compensation decision with regard to our chief executive officer or any other executive officers would have been determined by or recommended to the Board for determination by a majority of our independent directors. Our chief executive officer would have been required to recuse himself from all deliberations and voting in respect of his compensation. During such period, the duties and responsibilities of the Executive Resource & Compensation Committee did not include any compensation decision with regard to our chief executive officer or any other executive officer.
     In January 2006, our Board adopted a new charter for our Executive Resource & Compensation Committee which became effective on January 16, 2006. Our Board has resolved, with effect from January 16, 2006, to rely on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3) that requires the compensation of the chief executive officer and all other executive officers of a Nasdaq-listed company to be determined, or recommended to our Board of Directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, we follow the following practice which is consistent with the Singapore code of corporate governance:
•	The Executive Resource & Compensation Committee is comprised entirely of non-executive directors, the majority of whom, including the Chairman, qualify as independent directors under the Nasdaq Marketplace Rules and the Singapore code of corporate governance. Mr. Peter Seah Lim Huat does not qualify as an independent director under the Nasdaq Marketplace Rules or the Singapore code of corporate governance.

•	The Executive Resource & Compensation Committee is responsible for reviewing, considering and approving the compensation policies, incentive programs, specific compensation (including each award and total proposed awards under each equity based plan) of each senior management executive. The Executive Resource & Compensation Committee also reviews and approves all our option plans, stock plans and other equity based plans.
     The Executive Resource & Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long term sustainability of business and long term shareholders’ return.
     Specifically, the duties and responsibilities of the Executive Resource & Compensation Committee included the following:
•	Review and approve our Company’s policy for determining executive remuneration including the remuneration policy with regard to key management executives;

•	Consider, review, vary and make recommendations the board with respect to the entire specific remuneration package and service contract terms for each key management executive;

•	Review and approve all our option plans, stock plans and other equity based plans; and

•	Approve the remuneration framework, including director’s fees for our non-executive directors
     The Executive Resource & Compensation Committee held six meetings in 2005.
(iii) Budget Committee
     The Budget Committee currently consists of Mr. Lim Ming Seong (Chairman), Mr. Tay Siew Choon and Dr. Park Chong Sup. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.
     The Budget Committee held four meetings in 2005.

(iv) Executive Committee
     The Executive Committee currently consists of Mr. Charles R. Wofford (Chairman), Mr. Tay Siew Choon and Mr. Steven H. Hamblin. The main objective of the Executive Committee is to enable our Board to delegate some of its powers and functions regarding the governing of our affairs and the affairs of our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board.
     The Executive Committee held four meetings in 2005.
(v) Nominating and Corporate Governance Committee
     The current members of the Nominating and Corporate Governance Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Richard J. Agnich. In 2005, the members of the Nominating and Corporate Governance Committee were Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Lim Ming Seong. In January 2006, Mr. Lim Ming Seong resigned as a member of the Nominating and Corporate Governance Committee and Mr. Richard J. Agnich was appointed as a member.
     Nasdaq Marketplace Rule 4350 (c) regarding director independence was required to be implemented by foreign private issuers with effect from July 31, 2005. Accordingly, in July 2005, our Board adopted a new charter for our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include identifying suitable candidates for appointment to our Board, with a view to ensuring that the individuals comprising our Board can contribute in the relevant strategic areas of our business and are able to discharge their responsibilities as directors having regard to the law and high standards of governance.
     From July 31, 2005 to December 31, 2005, because Mr. Seah and Mr. Lim do not qualify as independent directors under the Nasdaq Marketplace Rules, any director nominees would have been selected by or recommended to the Board for selection by a majority of our independent directors. During such period, the duties and responsibilities of the Nominating and Corporate Governance Committee did not include the selection of or recommendation to the Board for selection by a majority of our independent directors, any director nominees.
     In January 2006, our Board adopted a new charter for our Nominating and Corporate Governance Committee which became effective on January 16, 2006. Our Board has resolved, with effect from January 16, 2006, to rely on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3) that requires director nominees to be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors, we follow the following practice which is consistent with the Singapore code of corporate governance:
•	The Nominating and Corporate Governance Committee comprises not less than three members, the majority of whom, including the Chairman, qualify as independent directors under the Nasdaq Marketplace Rules and the Singapore code of corporate governance. Mr. Seah does not qualify as an independent director under the Nasdaq Marketplace Rules or the Singapore code of corporate governance.

•	The Nominating and Corporate Governance Committee’s duties and responsibilities include the following:
(i)	the identification of qualified candidates to become Board members;

(ii)	the selection of nominees for election as directors at the next annual meeting of shareholders (or extraordinary general meeting of shareholders at which directors are to be elected);

(iii)	the selection of candidates to fill any vacancies on our Board;

(iv)	the development and recommendation to our Board of a set of corporate governance guidelines and principles applicable to our Company (being our Code of Business Conduct and Ethics); and

(v)	oversight of the evaluation of our Board and Board committees.
     The Nominating and Corporate Governance Committee held one meeting in 2005.

D. Employees
     As of December 31, 2005, we employed 12, 782 full-time employees and 360 temporary employees or contract employees.
     As of December 31, 2005, approximately 1,488 of our employees at the Icheon, South Korea facility are represented by the ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which, among other things, covers basic union activities, working conditions and welfare programs is renewed every other year. The wage agreement was renewed in 2005 and is effective through April 30, 2006. The collective bargaining agreement was renewed in 2005 and is effective through April 30, 2007.
     The following table sets forth numbers of our employees by function and location for the dates indicated:

	STATS	STATS ChipPAC
	as of December 31,	as of December 31,
	2003	2004	2005
Function
Direct and Indirect Labor (Manufacturing)	3,596	10,398	11,376
Indirect Labor (Administration)	279	653	1,535
Research and Development	129	229	231

Total(1)	4,004	11,280	13,142

Location
Singapore	3,461	3,828	3,896
China	16	2,459	3,540
Malaysia	—	2,310	2,462
South Korea	—	2,031	2,424
Taiwan	376	443	562
United States	145	198	245
Others	6	11	13

Total(1)	4,004	11,280	13,142

(1)	The approximate 182% increase in headcount was the result of additional hires in 2004 to support the increase in the volume of our operations and the addition of ChipPAC employees as a result of the merger with ChipPAC.
E. Share Ownership for Directors and Senior Management
     Based on an aggregate of 1,976,627,005 ordinary shares outstanding as of January 31, 2006, each of our directors and senior management officers has a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of such date.
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
     All our ordinary shares have identical rights in all respects and rank equally with one another.
Share Options for Directors
     The following table contains information pertaining to share options held by our directors as of January 31, 2006.

	Number of Ordinary Shares	Per Share Exercise
	Issuable on Exercise of Option	Price (S$)	Exercisable Period
Charles R. Wofford	50,000	1.592	04/24/2002 to 04/23/2006
	70,000	2.885	04/29/2003 to 04/28/2007
	100,000	1.99	08/06/2004 to 08/05/2008
	50,000	1.91	02/17/2005 to 02/16/2009

	Number of Ordinary Shares		Per Share Exercise
	Issuable on Exercise of Option		Price (S$)	Exercisable Period
	50,000	(1)	1.06	08/11/2005 to 08/10/2009
	57,500	(1)	1.01	05/03/2006 to 05/02/2010
	57,500	(1)	0.925	10/31/2006 to 10/30/2010
Lim Ming Seong	200,000		1.592	04/24/2002 to 04/23/2011
	70,000		2.885	04/29/2003 to 04/28/2007
	70,000		1.99	08/06/2004 to 08/05/2008
	35,000		1.91	02/17/2005 to 02/16/2009
	35,000		1.06	08/11/2005 to 08/10/2009
	42,500		1.01	05/03/2006 to 05/02/2010
	42,500		0.925	10/31/2006 to 10/30/2010
Tan Lay Koon	500,000		6.93	04/20/2001 to 04/19/2010
	700,000		2.826	10/19/2001 to 10/18/2010
	449,000		1.592	04/24/2002 to 04/23/2011
	325,000		2.885	04/29/2003 to 04/28/2012
	2,000,000		2.2	06/26/2003 to 06/25/2012
	700,000		1.99	08/06/2004 to 08/05/2013
	500,000		1.91	02/17/2005 to 02/16/2014
	500,000		1.06	08/11/2005 to 08/10/2014
	600,000		1.01	05/03/2006 to 05/02/2015
	600,000		0.925	10/31/2006 to 10/30/2015
Peter Seah Lim Huat	70,000		1.99	08/06/2004 to 08/05/2013
	35,000		1.91	02/17/2005 to 02/16/2014
	35,000		1.06	08/11/2005 to 08/10/2014
	40,000		1.01	05/03/2006 to 05/02/2010
	40,000		0.925	10/31/2006 to 10/30/2010
Tay Siew Choon	70,000		1.99	08/06/2004 to 08/05/2013
	35,000		1.91	02/17/2005 to 02/16/2014
	35,000		1.06	08/11/2005 to 08/10/2009
	37,500		1.01	05/03/2006 to 05/02/2010
	37,500		0.925	10/31/2006 to 10/30/2010
Steven H. Hamblin	50,000		1.592	04/24/2002 to 04/23/2006
	70,000		2.885	04/29/2003 to 04/28/2007
	70,000		1.99	08/06/2004 to 08/05/2008
	35,000		1.91	02/17/2005 to 02/16/2009
	35,000	(1)	1.06	08/11/2005 to 08/10/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010
Richard J. Agnich	20,000		1.298	10/23/2002 to 10/22/2006
	50,000		2.885	04/29/2003 to 04/28/2007
	50,000		1.99	08/06/2004 to 08/05/2008
	25,000		1.91	02/17/2005 to 02/16/2009
	25,000	(1)	1.06	08/11/2005 to 08/10/2009
	42,500	(1)	1.01	05/03/2006 to 05/02/2010
	42,500	(1)	0.925	10/31/2006 to 10/30/2010
Robert W. Conn	174,000	(2)	1.88	04/15/2003 to 08/04/2009
	130,500	(2)	0.50	03/17/2004 to 08/04/2009
	130,500	(2)	1.36	02/05/2005 to 08/04/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010
R. Douglas Norby	174,000	(2)	1.88	04/15/2003 to 08/04/2009
	130,500	(2)	0.50	03/17/2004 to 08/04/2009
	130,500	(2)	1.36	02/05/2005 to 08/04/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010
Park Chong Sup	130,500	(2)	1.57	10/20/2001 to 08/04/2009
	43,500	(2)	0.38	09/27/2002 to 08/04/2009
	130,500	(2)	0.50	03/17/2004 to 08/04/2009
	130,500	(2)	1.36	02/05/2005 to 08/04/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010

(1)	The exercise prices for these options are denominated in U.S. dollars and are presented here in Singapore dollars for comparability purposes using the exchange rate based on the Bloomberg Close Quote on the respective dates of grant.

(2)	The exercise prices for these options are denominated in U.S. dollars and presented here in Singapore dollars for comparability purposes using the exchange rate based on Bloomberg Close Quote on August 5, 2004 of S$1.7214 per $1.00.
Employees’ Share Ownership Scheme
     We have engaged an outside consultant to advise us on our overall compensation scheme. Effective January 30, 2006, the Companies Act was amended pursuant to the Companies Amendment Act, as a result of which a Singapore company can now repurchase shares out of capital, as well as from distributable profits and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being required to be cancelled. As part of our re-evaluation of our overall compensation scheme, we are considering implementing a share repurchase program and amending our employee share plans to, among other things, allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new ordinary shares) to eligible plan participants. If our board of directors determines that it would be in the best interest of our Company and our shareholders, we expect to seek shareholders’ approval to adopt a revised compensation scheme, including a share repurchase program within specified mandates relating to maximum repurchase price and volume and timing and manner of repurchases, at our next annual general meeting of shareholders to be held in April 2006. Any such repurchases would be made in compliance with Rule 10b-18 under the Exchange Act. See “ — B. Compensation of Directors and Senior Management” for a discussion of anticipated changes to our compensation scheme.
     We anticipate that the employee share option plan described below would be phased out over a one-year period and replaced by long term incentives in the form of restricted shares. Therefore, we anticipate that one-half of the share based compensation would be granted pursuant to the employee share option plan and the other half would be granted pursuant to the restricted share plan. Grants of restricted shares would be based on our Company’s performance against two-year financial goals and grant targets based on job level. Vesting would be over a three-year period.
     Further, it is anticipated that Mr. Tan Lay Koon and a very limited group of the most senior executives would be eligible to participate in an additional restricted share plan. Under the proposed restricted share plan, fully vested shares would be granted based on grant targets for each eligible participant based on our Company’s achievement of three-year financial “stretch” goals.
     Share Option Plan
     STATS ChipPAC Ltd. Substitute Purchase and Option Plan (Substitute Option Plan) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the Substitute EIP and collectively with the Substitute Option Plan, the Substitute Plans). In connection with the merger between STATS and ChipPAC, we adopted the Substitute Plans to enable substitute options to be granted to holders of options granted under the ChipPAC 1999 Stock Purchase and Option Plan and the ChipPAC 2000 Equity Incentive Plan. The number of our ordinary shares that may be issued under the Substitute Option Plan and the Substitute EIP, may not exceed, in the aggregate, 7.2 million and 73.0 million ordinary shares, respectively.
     STATS ChipPAC Ltd. Share Option Plan, as amended. Effective May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (STATS 1999 option plan). The STATS 1999 option plan was amended from time to time to accomplish various varying objectives, including among other purposes, to comply with changes in applicable laws and to bring the plan in line with current market practices. In connection with the consummation of the merger and, in light of the significant increase in the number of our employees, our shareholders approved an amendment to the STATS 1999 option plan, effective as of August 5, 2004, to increase the maximum number of ordinary shares issuable under the plan and the issuance of new ordinary shares upon the exercise of options granted under the plan. The STATS 1999 option plan was re-named the STATS ChipPAC Ltd. Share Option Plan (STATS ChipPAC option plan).
     The purpose of the STATS ChipPAC option plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in us through the grant of options to purchase our ordinary shares. Options granted under the STATS ChipPAC option plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (Internal Revenue Code).
     The aggregate number of ordinary shares that may be issued under the STATS ChipPAC option plan may not exceed 245 million shares (subject to anti-dilution adjustment pursuant to the STATS ChipPAC option plan).
     STATS ChipPAC Ltd. Employee Share Purchase Plan 2004. In connection with the merger, effective August 5, 2004, our shareholders approved the adoption of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (ESPP). The purpose of the ESPP is to provide our employees with the opportunity to purchase our ordinary shares in order to encourage broad employee ownership, encourage employees to remain in our employ, enhance the ability to attract new employees by providing an opportunity to acquire a vested interest in our success and provide a performance incentive to our employees. The ESPP is intended to qualify under Sections 421 and 423 of the Internal Revenue Code.
     Participants in the ESPP may elect through payroll deductions or a lump sum contribution to purchase our ordinary shares or ADSs at a fixed discount.
     A maximum aggregate of 130.0 million ordinary shares, whether issued in the form of ordinary shares or ADSs, have been reserved for issuance under the ESPP.
     As of January 31, 2006, options to purchase an aggregate of 123,569,105 ordinary shares were outstanding, out of which 23,424,000 were held by all our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from April 2006 to December 2015.
     In 2006, we expect to grant to our directors, officers and employees additional options under the STATS ChipPAC option plan. The exercise price of such options will be equal to the fair market value of the underlying ordinary shares on the date of the grant.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Prior to the consummation of our merger with ChipPAC in August 2004, STSPL held approximately 59.18% of our outstanding shares. This was reduced to approximately 32.67% following the consummation of the merger.
     Following a restructuring of the Temasek Holdings group of companies on December 31, 2004, Temasek Holdings acquired all of the shareholdings in STSPL held by Temasek Holdings’ wholly-owned subsidiary, STPL. As of January 31, 2006, Temasek Holdings, through STSPL, beneficially owns approximately 36.03% of our outstanding ordinary shares. Temasek Holdings, wholly-owned by the Minister of Finance (Incorporated) for Singapore, a statutory body constituted by the Minister of Finance (Incorporation) Act (Cap. 183), owns 100% of the ordinary shares of STSPL As a result, Temasek Holdings will have significant influence over matters requiring the approval of our shareholders.
Matters that typically require the approval of our shareholders include, among other things:
•	the election of directors;

•	the merger or consolidation of us with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.
     The following table sets forth certain information regarding the ownership of our ordinary shares as of January 31, 2006 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (3)
Temasek Holdings(1)	712,228,050	36.03%
FMR Corp.(2)	291,832,700	14.76%

(1)	Temasek Holdings, wholly-owned by the Minister of Finance (Incorporated) for Singapore, a statutory body constituted by the Minister of Finance (Incorporation) Act (Cap. 183), owns 100% of the ordinary shares of STSPL. Temasek Holdings is deemed to beneficially own our ordinary shares, which are owned directly by STSPL. Includes 5.32% of shares lent to Deutsche Bank AG, Singapore Branch, and Morgan Stanley Stanley & Co. International Limited as of January 31, 2006 pursuant to a Global Master Securities Lending Agreement in connection with the issue of convertible notes due 2008 by STATS ChipPAC.

(2)	FMR Corp. wholly owns Fidelity Management & Research Company. FMR Corp. is deemed to beneficially own our ordinary shares, which are owned directly by Fidelity Management & Research Company. Members of the family of Edward C. Johnson, III, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.

(3)	Based on an aggregate 1,976,627,005 ordinary shares outstanding as of January 31, 2006.
     The Take-over Code of Singapore provides that any person acquiring an interest, either on his or her own or together with parties acting in concert with him in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-over Code. Should we adopt a share repurchase program, we understand that Temasek Holdings has obtained a ruling from the Securities Industry Council of Singapore that, subject to certain conditions, Temasek Holdings and its concert parties will be exempted from making a general offer for our Company if Temasek Holdings’ interest in our Company’s shares increases by more than 1% in any six-month period solely as a result of the purchases by our Company of our Company’s shares under a share repurchase program. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Take-Overs”
     All our ordinary shares have identical rights in all respects and rank equally with one another.
     Our ordinary shares have been traded on the SGX-ST since January 31, 2000 and our ADSs have been traded on the Nasdaq since January 28, 2000.
     As of January 31, 2006, 482,769,710 of our ordinary shares, representing 24.42% of our outstanding shares, were held by a total of 20 holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADSs could be higher.
     On January 31, 2006, the closing price of our ordinary shares on the SGX-ST was S$1.14 per ordinary share and the closing price of our ADSs on Nasdaq was $7.00 per ADS.
B. Related Party Transactions
     Temasek Holdings is a holding company with investments in a group of companies (the Temasek Holdings Group). We engage in transactions with companies in the Temasek Holdings Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered in March 2000 pursuant to which we agreed to provide wafer sort, packaging and test services to Chartered. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002. This agreement governs the conduct of business between the parties, relating, among other things, to our provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement does not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder. In April 2004, we entered into another test services agreement with Chartered pursuant to which we agreed to give Chartered priority to use six of our testers, and access to six additional testers, for which Chartered guarantees minimum loading and issuance of purchase orders of $450,000 per month. This test services agreement expired in March 2005. In March 2005, we entered into a three-year partnership agreement with Chartered pursuant to which we agreed to provide wafer sort, assembly and test services to Chartered. This is not a firm commitment from Chartered to purchase from us nor is it a firm commitment from us to supply services covered thereunder.
     In the years ended December 31, 2003 and 2004, we paid management fees of $1.1 million for each year to STPL for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into in December 1999. Prior to this agreement, these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll. We believe that our arrangement with STPL approximates the cost of providing these services.
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
     In accordance with the requirements of the Nasdaq Marketplace Rules, all new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of our Board of Directors. We also engage in transactions with other companies directly or indirectly controlled by Temasek Holdings, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately $13.2 million, $24.1 million and $14.7 million for 2003, 2004 and 2005, respectively.
C. Interest of Experts and Counsel
     Not applicable
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     Please see Item 18 for a list of the financial statements filed as part of this annual report.
Legal Proceedings
     On July 31, 2002, Seagate Technology L.L.C. filed suit against Atmel Corporation and Atmel SARL in Santa Clara County Superior Court. Seagate alleges that Atmel supplied defective semiconductor chips, and that Atmel had its chips outsourced and packaged by ChipPAC and Amkor Technology, Inc. On November 19, 2003, Atmel filed a First Amended Cross-Complaint against ChipPAC, Amkor and Sumitomo Bakelite, Ltd., the Japanese manufacturer of the allegedly defective epoxy mold compound. On April 14, 2005, we reached a resolution with Seagate with respect to this litigation. As part of a broader settlement agreement among all parties to this matter, we have agreed to pay a fee in consideration of a release from all claims related to this litigation. The amount being paid by us as part of the settlement is being paid by our insurer.
     In February 2006, STATS ChipPAC Ltd., ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement dated December 22, 1988, between Tessera and ChipPAC which agreement has been assigned by ChipPAC to our Company. We believe that we have a meritorious defense to the claims and intend to defend the lawsuit vigorously. Tessera has also sued Advanced Micro Devices, Inc., Spansion LLC, Advanced Semiconductor Engineering, Inc., ChipMOS Technologies, Inc., ChipMOS U.S.A. Inc., Silicon Precision Industries Co., Ltd. and ST Microelectronics N.V. in the same lawsuit.
     We are not involved in any other legal proceedings, the outcome of which we believe would have a material adverse effect on our business, financial condition and results of operations. From time to time, however, we are involved in claims that arise in the ordinary course of business, and we maintain insurance that we believe to be adequate to cover these claims.
Dividend Policy
     We have never declared or paid any cash dividends on our ordinary shares, including our ordinary shares represented by ADS. We may declare dividends by ordinary resolution of our shareholders at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may, without the approval of our shareholders, also declare an interim dividend. We must pay all dividends out of profits. In making its determinations, our Board of Directors will consider, among other things, future earnings, results of operations, capital requirements, our general financial condition, general business conditions and other factors which they may deem relevant. We may pay dividends in Singapore dollars or U.S. dollars. Holders of ADS will receive any distributions in U.S. dollars.
B. Significant Changes
     There has been no significant subsequent event following the close of the last financial year up to the date of this annual report that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Price range of our ordinary shares and ADSs
     The historical ‘high’ and ‘low’ prices of our ordinary shares and ADSs for the periods stated are as shown below.

	Price per Ordinary Share
	on the SGX-ST		Price per ADS on Nasdaq
	(in S$)		(in US$)
	High	Low	High	Low
Annual for 2001	2.84	0.99	16.00	5.60
Annual for 2002	3.16	0.87	17.25	4.89
Annual for 2003	2.73	1.05	15.75	6.16
Annual for 2004	2.45	0.92	14.74	5.40
Annual for 2005	1.34	0.88	8.16	5.30

Quarterly highs and lows:
— quarter ending March 31, 2004	2.45	1.64	14.74	9.51
— quarter ending June 30, 2004	1.88	1.30	10.71	7.38
— quarter ending September 30, 2004	1.43	1.00	7.84	5.50
— quarter ending December 31, 2004	1.12	0.92	6.61	5.40
— quarter ending March 31, 2005	1.16	0.88	7.25	5.37
— quarter ending June 30, 2005	1.26	0.97	7.43	5.75
— quarter ending September 30, 2005	1.34	1.00	8.16	6.10
— quarter ending December 31, 2005	1.21	0.90	7.02	5.30

Monthly highs and lows:
August 2005	1.16	1.00	7.07	6.11
September 2005	1.16	1.03	6.84	6.10
October 2005	1.06	0.90	6.25	5.30
November 2005	1.13	0.94	6.65	5.50
December 2005	1.21	1.04	7.02	6.27
January 2006	1.17	1.01	7.50	6.19
February 2006 (up to February 21, 2006)	1.15	1.06	7.17	6.50
B. Plan of Distribution
     Not applicable
C. Markets
     Our ordinary shares are listed on SGX-ST (SGX-ST: STATSChP) and our ADSs are quoted on Nasdaq (NASDAQ: STTS).
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
Board of Directors
     Our Articles of Association state that a director must declare at a meeting of our Board of Directors if there are matters which may conflict with his duties or interests as a director. He is not allowed to vote in respect of any contract or arrangement or other proposal whatsoever in which he has any interest, directly or indirectly and shall not be counted in the quorum in relation to any resolution with respect to which he is not entitled to vote. If an independent quorum is not achieved, the remaining directors may convene a general meeting.
     Our directors may exercise all the borrowing powers of our Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities.
     No shares are required to be held by a director for director’s qualification.
     Under Singapore law, no person of or over the age of 70 years shall be appointed or act as a director of a public company or of a subsidiary of a public company unless the shareholders at an annual general meeting vote by an ordinary resolution in favor of his appointment to hold office until the next annual general meeting of our Company.
     Our Articles of Association set the minimum number of directors at two. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of our Board, with the directors who have been in office longest since their re-election or appointment standing for re-election.
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

     All of our ordinary shares are in registered form. All our issued ordinary shares are entitled to voting rights. We may, subject to and in accordance with the Companies Act purchase our own ordinary shares. We may not, except as provided in the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our ordinary shares.
New Ordinary Shares
     New ordinary shares may only be issued with the prior approval of the shareholders in a general meeting. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required by law to be held, whichever is earlier. Our shareholders have given the general authority to allot and issue any remaining approved but un-issued ordinary shares in the capital of our Company prior to the next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that, among others, new ordinary shares may not be issued to transfer a controlling interest in our Company without the prior approval in a general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association or Singapore law.
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
General Meetings of Shareholders
     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by Singapore law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of our Company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business and a statement regarding the effect of any proposed resolution on our Company in respect of such special business.

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
Bonus and Rights Issue
     Our directors may, with approval by our shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve account) and distribute the same as bonus shares credited as paid-up to our shareholders in proportion to their shareholdings. Our directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of any stock exchange in which we are listed.
Take-Overs
     The Take-over Code regulates the acquisition of, amongst others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our Company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-over Code.
     “Parties acting in concert” comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: a company and its related and associated companies and companies whose associated companies include any of these companies; a company and any of its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts); a company and any of its pension funds and employee share schemes; a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis; a financial or other professional adviser and its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital; directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for our Company may be imminent; partners; and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his or her instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions.
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
     Under the Companies Act, a person has a substantial shareholding in our Company if he has an interest (or interests) in one or more voting shares in our Company and the total votes attached to that share, or those shares, are not less than 5% of the total votes attached to all the voting shares in our Company.
     “Percentage level” in relation to a substantial shareholder, means the percentage figure ascertained by expressing the total votes attached to our voting shares in which the substantial shareholder has an interest or interests immediately before or (as the case may be) immediately after the relevant time as a percentage of the total votes attached to all the voting shares in our Company, and, if it is not a whole number, rounding that figure down to the next whole number.

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
     Singapore courts have wide discretion as to the relief they may grant and such relief is not limited to the relief listed in the Companies Act. However, Singapore courts may direct or prohibit any act or cancel or vary any transaction or resolution, regulate the conduct of our Company’s affairs in the future, and authorize civil proceedings to be brought in the name of, or on behalf of, our Company by a person or persons and on such terms as the courts may direct. The Singapore courts may also direct that our Company or some of our shareholders purchase the shares of a minority shareholder and, in the case of a purchase of shares by us, a corresponding reduction of our share capital, and direct that our Memorandum or Articles of Association be amended or that our company be wound up.
C. Material Contracts
     We lease the land on which our Singapore facility is situated pursuant to a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is $43,073 (S$70,209) per month, after deducting a rebate offered by the landlord, subject to revision to market rate in March of each year, with the increase capped at 4% per annum. In August 2004, the rate of rental increase was changed from a cap of 4% per annum to a cap of the lower of 5.5% per annum of the preceding annual rental rate or to the prevailing rental rate posted by the Housing and Development Board. The new rates became effective upon the landlord’s withdrawal of the rental rebate in March 2005.
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
     In March 2002, we issued $200.0 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, we will pay to the note holders 117.665% of the principal amount. The notes can be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if our shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. On March 18, 2005, we redeemed $125.9 million of the notes at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. We also repurchased $26.1 million of the notes during 2005. We paid an aggregate consideration of $167.3 million for such redemptions and repurchases in 2005. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder’s notes at a price to yield of 4.91% per year to the redemption date.
     We have licensed patent rights from Freescale Semiconductor, Inc. to use technology in manufacturing BGA packages under an agreement (which was initially entered into with Motorola, Inc. and which Motorola, Inc. assigned to Freescale Semiconductor, Inc. in 2004). The agreement expires on December 31, 2010. Under this agreement, we are required to pay Freescale Semiconductor, Inc. a royalty based upon a percentage of net revenues. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.

     In June 2003, we executed a Strategic Assistance Loan Agreement with Simmtech, pursuant to which we granted an interest-free loan of $5 million to Simmtech and Simmtech undertook to supply such quantities of materials, substrates and other supplies to enable us to produce a specified number of PBGA and stPBGA packages up to mid 2007. The loan is repayable in installments of $450,000, with the first installment of the repayment amount due on June 23, 2004 and thereafter on the first day of each subsequent three month period, except that the last repayment amount is due no later than July 1, 2007. In order to secure Simmtech’s obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 0.7 million shares of common stock of Simmtech under a Pledge Agreement dated June 20, 2003 as well as transferred to us pursuant to a Yangdo Tambo Agreement dated June 20, 2003, all its rights and interests in certain movable property to be released and re-transferred upon the repayment of the loan. On December 26, 2003, we signed a Base Capacity and Continuing Support Agreement with Simmtech and a Loan Agreement pursuant to which we granted an interest-free loan of $15 million to Simmtech. Under the Base Capacity and Continuing Support Agreement which took effect from January 1, 2004, Simmtech further committed and undertook to supply certain quantities of substrates and other supplies to enable us to produce certain specified quantities of PBGA and stPBGA packages. In connection with this, we executed a Strategic Assistance Loan Agreement under which we granted a loan of $15 million to Simmtech. The loan is repayable in installments of $882,353, with the first installment paid on January 2, 2005 and subsequent installments payable on the first day of each subsequent three-month period, except that the last installment is due no later than January 2, 2009. Under the Loan Agreement, in the event that Simmtech spins off its substrate manufacturing operations and forms a new company, to run such operations, we are entitled to make an equity investment of up to 30% in the new company. Further, for as long as the loan is outstanding from Simmtech, we have the right to nominate for election one non-standing member of the board of directors of Simmtech. In order to secure Simmtech’s obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 2.4 million shares of common stock of Simmtech under a Share Pledge Agreement dated December 26, 2003. Simmtech also transferred to us pursuant to a Yangdo Tambo Agreement dated December 26, 2003, all its rights and interests in the equipment to be purchased using the loan sums. These rights and interests will be released and re-transferred upon repayment of the loan. In addition, we were granted a fourth priority maximum amount factory mortgage over certain property owned by Simmtech. At Simmtech’s request, we discharged the pledge of 0.7 million shares on January 27, 2005 in consideration of the value of the 2.4 million shares pledged to us under the December 26, 2003 Share Pledge Agreement.
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
     In January 2004, in order to enhance our yields on our cash deposits, we entered into a bond transaction and an asset swap transaction with Deutsche Bank AG, London Branch. In exchange for the purchase of certain bonds from the Bank at a bond purchase price of $96,116,000, the Bank agreed to make four payments of $25,000,000 each spread out over the years 2004 to 2007, to us in respect of the bonds. In consideration for such payments, we agreed to pledge the Bonds in favor of the Bank and enter into an International Swaps and Derivatives Association (ISDA) Agreement (ISDA Agreement) with the Bank. We liquidated the bonds and terminated the ISDA Agreement in August 2004.
     On February 10, 2004, we signed an Agreement and Plan of Merger and Reorganization with ChipPAC, pursuant to which a newly formed, wholly-owned subsidiary of ours merged with ChipPAC and ChipPAC became our wholly-owned subsidiary. Pursuant to the merger, each share of Class A common stock, par value US$0.01 per share, of ChipPAC was converted into the right to receive 0.87 of our ADSs. STPL has entered into a voting agreement pursuant to which it agreed to vote approximately 59% of STATS outstanding capital stock beneficially owned by STPL in favor of the issuance of our ADSs in connection with the merger and certain other related matters. In addition, certain of ChipPAC’s stockholders who owned approximately 18% of ChipPAC’s Class A common stock entered into a voting agreement pursuant to which they agreed to vote in favor of the merger. The merger with ChipPAC was completed on August 5, 2004.

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
     In November 2004, we issued $215.0 million of 6.75% senior notes due 2011. These notes are our unsecured senior obligations. These notes are guaranteed, on an unsecured senior basis, by all of our existing wholly-owned subsidiaries (except STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.) and our future restricted subsidiaries (except where prohibited by local law). These notes will mature on November 15, 2011, with interest at the rate of 6.75% per annum payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2005. Prior to November 15, 2008, we may redeem all or part of these notes at any time by paying a “make-whole” premium plus accrued and unpaid interest. We may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, we may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of these notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, we may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, we will be required to offer to purchase these notes at 101% of their principal amount plus accrued and unpaid interest.
     In July 2005, we issued $150,000 of 7.50% senior notes due 2010. These notes are our unsecured senior obligations. The senior notes are guaranteed on an unsecured senior basis, by all of our existing wholly-owned subsidiaries (except STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Korea Ltd.) and our future restricted subsidiaries (except where prohibited by local law). These notes will mature on July 19, 2010, with interest at the rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year, commencing January 19, 2006. Prior to July 19, 2010, we may redeem all or part of these notes at any time by paying a “make-whole” premium plus accrued and unpaid interest. We may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. In addition, prior to July 19, 2008, we may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, we will be required to offer to purchase these notes at 101% of their principal amount plus accrued and unpaid interest.
D. Exchange Controls
     Currently, there are no exchange control restrictions in Singapore.

Exchange Rates
     Fluctuations in the exchange rate between the Singapore dollar and the U.S dollar will affect the U.S. dollar equivalent of the Singapore dollar price of the ordinary shares on SGX-ST and, as a result, may affect the market price of our convertible notes. Currently, there are no restrictions in Singapore on the conversion of Singapore dollars into U.S. dollars and vice versa.
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

	Singapore Dollars per US$1.00 Noon Buying Rate
	Average(1)	Low	High	Period End
Year Ended December 31,
2001	1.80	1.73	1.85	1.85
2002	1.79	1.73	1.85	1.74
2003	1.74	1.70	1.78	1.70
2004	1.69	1.63	1.73	1.63
2005	1.66	1.62	1.71	1.66

Month
August 2005	—	1.65	1.69	1.68
September 2005	—	1.67	1.69	1.68
October 2005	—	1.68	1.70	1.70
November 2005	—	1.69	1.70	1.69
December 2005	—	1.66	1.69	1.66
January 2006	—	1.62	1.65	1.62
February 2006 (up to February 21)	—	1.62	1.64	1.63

(1)	The average of the daily noon buying rates on the last business day of each month during the year.
E. Taxation
Singapore Taxation
     The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The following is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs, (collectively, referred to the Securities) to a holder of the Securities who is not tax resident in Singapore. The statements below are not to be regarded as advice on the Singapore tax position of any holder of the Securities or of any person acquiring, selling or otherwise dealing with the Securities or on any tax implications arising from the acquisition, sale or other dealings in respect of the Securities. The statements made herein do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Securities and does not purport to deal with the tax consequences applicable to all categories of investors some of which (such as dealers in securities) may be subject to special rules. Prospective purchasers and holders of the Securities are advised to consult their own tax advisors as to the Singapore or other tax consequences of the acquisition, ownership or disposition of the Securities, including, in particular, the effect of any foreign, state or local tax laws to which they are subject.

Income Tax
     General
     Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.
     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 22% for the year of assessment 2004 and a rate of 20% with effect from the year of assessment 2005, or 15% in the case of interest and rental of moveable equipment, or 10% in the case of royalty for the use of or the right to use any movable property, subject to certain exceptions. We are obligated by law to withhold tax at the source.
     A corporation will be regarded as being tax resident in Singapore if the control and management of its business is exercised in Singapore (for example, if the corporation’s board of directors meets and conducts the business of the corporation in Singapore). An individual is tax resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if the individual resides in Singapore.
Dividend Distributions
     Dividends received in respect of our ordinary shares or ADSs by either a resident or non-resident of Singapore are not subject to Singapore withholding tax.
Dividends paid out of Tax-Exempt Income or Income subject to Concessionary Tax Rate
     If we pay dividends on the ordinary shares or ADSs out of income received that is exempt from tax or out of our income received that is subject to tax at a concessionary rate, if any, such dividends will be free from Singapore tax in the hands of the holders of the ordinary shares and ADSs. See “Item 5. Operating and Financial Review and Prospects — Special Tax Status” for a discussion of our application for tax incentive.
Dividends paid out of Income subject to Normal Corporate Taxation
     Imputation System
     Prior to January 1, 2003, (and to a certain extent between January 1, 2003 and December 31, 2007), pursuant to the transitional rules for the new one-tier corporate tax system (see “New One-Tier Corporate Tax System” below) Singapore was on the imputation system of corporate taxation. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rate of 22% for the year of assessment 2004 and 20% with effect from the year of assessment 2005 would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends (Franked Dividends) net of such tax and would be taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). In this way, the tax we paid would be available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).
     A non-resident shareholder is effectively taxed on Franked Dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on net dividends received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder who does not have a permanent establishment in Singapore and deductible expenses attributed to such dividend income would normally not receive any tax refund from the Inland Revenue Authority of Singapore.

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
     For the transitional period from January 1, 2003 up to December 31, 2007, when the imputation system co-exists with the one-tier corporate tax system, if we have not moved to the one-tier system, tax vouchers issued by us will distinguish between franked dividends and normal tax exempt dividends not being exempt dividends under the one-tier system, such as dividends paid out of tax exempt income, approved deduction or further deduction of expenses or certain foreign income for which foreign tax credit was allowed. If we have fully utilized our dividend franking credits (that is, we are required to move to the one-tier system) or if we elect to move to the one-tier system at an earlier date, tax vouchers issued by us will distinguish between normal tax exempt dividends and exempt dividends under the one-tier system. We do not presently intend to migrate to the new one-tier corporate tax system until our dividend franking credits as at December 31, 2002 are fully utilized or until the transition period comes to an end on December 31, 2007, whichever is earlier.
     No comprehensive tax treaty currently exists between Singapore and the United States.
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
     Prospective purchasers of ordinary shares or ADSs, who are individuals, whether or not domiciled in Singapore, should consult their own tax advisers regarding the Singapore estate duty consequences of their investment and ownership of such ordinary shares and/or ADSs.
United States Federal Income Taxation
     The following is a general summary of the material United States federal income tax consequences of the ownership and disposition of ordinary shares (including ordinary shares represented by ADSs). This summary applies only to U.S. Holders (as defined below) that have the U.S. dollar as their functional currency and that hold ordinary shares or ADSs as “capital assets.” This discussion does not address tax considerations applicable to a U.S. Holder’s special circumstances or to U.S. Holders that may be subject to special tax rules. You are a “U.S. Holder” if you are a beneficial owner of ordinary shares or ADSs and you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (a) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. The following discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. U.S. Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences of the ownership and disposition of ordinary shares and ADSs in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.
Distributions on Ordinary Shares or ADSs
     Subject to the passive foreign investment company (PFIC) rules discussed below, distributions, if any, made with respect to the ordinary shares or ADSs will be included in the income of a U.S. Holder as dividend income to the extent of our current and accumulated earnings and profits, calculated pursuant to United States federal income tax principles. U.S. Holders must include such distributions in income on the date they are actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of the ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for reduced rate of taxation if we are a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid or its ADSs with respect to such stock are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and the ordinary shares or the ADSs are considered to be readily tradable on an established securities market within the United States. No assurance can be made that our status as a qualified foreign corporation will not change.
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

     Dividends received with respect to the ordinary shares or ADSs will be treated as income from outside the United States and, for taxable years beginning before December 31, 2006, generally will be treated as “passive income” or “financial services income” for United States foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will be treated as “passive category income” or “general category income” for United States foreign tax credit purposes. Under Section 904(g) of the Internal Revenue Code, certain portions of dividends paid by a foreign corporation 50% or more of which is owned by United States persons may be treated as income from sources within the United States provided that the foreign corporation has more than a small amount of income from sources within the United States. The Singapore taxes are paid by our Company and deemed to have been distributed to and paid by our shareholders. A U.S. Holder will not be subject to United States federal income tax on such amounts, and the holder will not be eligible for foreign tax credits for such amounts against its United States federal income tax liability.
Sale or Exchange of the Ordinary Shares or ADSs
     Subject to the PFIC rules discussed below, upon the sale or exchange of an ordinary share or an ADS, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or exchange and (ii) such holder’s adjusted tax basis in the ordinary share or ADS. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary share or ADS is more than one year at the time of sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 15%. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.
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
     If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. Holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the ordinary share or ADSs and on any “excess distribution” received. Such U.S. Holder would also be subject to a special interest charge with respect to any such gain or “excess distribution.” Rather than being subject to this tax regime, a U.S. Holder of ordinary shares or ADSs may make a “qualified electing fund” or “mark-to-market” election. A “qualified electing fund” election generally should be made for the first taxable year in which a company is a PFIC.
United States Information Reporting and Backup Withholding
     Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or redemption of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents
     Not applicable
G. Statements by Experts
     Not applicable
H. Documents on Display
     All documents relating to our Company which are referred to in this annual report are available at our principal executive offices at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore and registered office at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore.
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
Investment and Interest Rates
     Our exposure to market risk associated with changes in interest rates primarily relates to its investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. The fair value of convertible notes is also impacted by the market price of our ordinary shares or ADSs. As of December 31, 2005, our long-term debt obligations for the $31.5 million and $115.0 million senior unsecured and unsubordinated convertible notes due March 18, 2007 and November 7, 2008, respectively, the $50.0 million and $150.0 million subordinated convertible notes due June 15, 2011 and June 1, 2008, respectively, and the $215.0 million and $150.0 million senior notes due November 15, 2011 and July 19, 2010, respectively, bear fixed interest rate. The convertible notes due March 18, 2007 bear interest at a rate of 1.75% per annum and have a yield to maturity of 4.91%. The convertible notes due November 7, 2008 have a yield to maturity of 4.25%. The subordinated convertible notes due 2011 and 2008, and senior notes due 2011 and 2010 bear interest of 8.0%, 2.5%, 6.75% and 7.5% per annum, respectively.
Currency Exchange Rates
     A portion of our costs is denominated in foreign currencies, like the Singapore dollar, the Malaysian Ringgit, the South Korean Won, the Chinese Renminbi, the New Taiwan dollar and the Japanese yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysia Ringgit to benefit from our expectations of future exchange rate fluctuations.
     Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 31, 2005, we have a series of foreign currency forward contracts with total contract value of approximately $68.0 million, to hedge against fluctuation in Singapore dollars, South Korean Won and Malaysian Ringgit. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.

     Currency, maturity, interest rate and fair value information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 1(l), 4, 15 and 17, and 26 to our audited consolidated financial statements, respectively.
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
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of disclosure controls and procedures
     Based on our chief executive officer’s and chief financial officer’s evaluation of our disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act) as of the end of the period covered by this Form 20-F, they have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.
Changes to internal controls
     There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Mr. Steven H. Hamblin and Mr. R. Douglas Norby qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in Rule 4200(15) of the Nasdaq Marketplace Rules.
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
     The following table shows the fees we paid or accrued for the audit and other services provided by PwC for 2004 and 2005.

	December 31,
	2004	2005
	(In thousands)
Audit Fees	$918	$849
Audit-Related Fees	160	33
Tax Fees	42	124
All Other Fees	35	229

Total	$1,155	$1,235

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
     Audit-Related Fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include internal control reviews of new systems, program and projects; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; accounting assistance; audits, offering of convertible notes and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.
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
     All Other Fees. No fees were paid or billed by PwC with respect to any other services which have not been described above, in 2004 and 2005.
Audit Committee Pre-approval Process
     Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. All of the services provided by KPMG and PwC during the last three fiscal years have been approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
     Not applicable.
ITEM 16E. ISSUER PURCHASES OF EQUITY SECURITIES
     Neither we, nor any affiliated purchaser, made any purchase of our equity securities for the year ended December 31, 2005.
ITEM 17. FINANCIAL STATEMENTS
     See Item 18 for a list of the Financial Statements filed as part of this annual report.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

     Reports of Independent Registered Public Accounting Firms
     Consolidated Balance Sheets as at December 31, 2004 and 2005
     Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2003, 2004 and 2005
     Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005
     Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005
     Notes to the Consolidated Financial Statements
ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report:
1.1	Memorandum and Articles of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 3.2 to Form F-4 (File No. 333-114232)of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on April 6, 2004

2.1	Form of specimen certificate representing STATS ChipPAC Ltd.’s ordinary shares — incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form F-1 (File No. 333-93661) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

2.2	Deposit Agreement dated February 8, 2000 among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and the holders from time to time of ADRs issued thereunder (including the form of ADR) — incorporated by reference to Exhibit 2.2 of Form 20-F (File No. 333-93661) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 30, 2001

4.1	Lease Agreement dated November 18, 1996 by and between the Housing and Development Board and ST Assembly Test Services Ltd — incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 (File No. 333-93661) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.2	Program Agreement dated January 10, 2002 by and between Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program — incorporated by reference to Exhibit 4.6 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.3	Trust Deed dated January 10, 2002 by and between British and Malayan Trustees Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program— incorporated by reference to Exhibit 4.7 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.4	Agency Agreement dated January 10, 2002 by and between British and Malayan Trustees Limited, Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program — incorporated by reference to Exhibit 4.8 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.5	Indenture dated March 18, 2002 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.6	US$168 Million Reg S Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.11 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.7	US$25 Million Reg S Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.8	US$7 Million Restricted Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.13 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.9	ChipPAC, Inc. Employee Retention and Severance Plan — incorporated by reference to Exhibit 10.41 to the annual report on Form 10-K (File No. 000-31173) of ChipPAC, Inc. for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 12, 2004

4.10	Separation Agreement, dated as of February 10, 2004, among ST Assembly Test Services Ltd, ChipPAC, Inc. and Dennis P. McKenna — incorporated by reference to Exhibit 10.33 to the annual report on Form 10-K (File No. 000-31173) of ChipPAC, Inc. for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 12, 2004

4.11	Amendment Agreement dated April 22, 2003 renewing the Immunity Agreement dated October 18, 1996 by and between Motorola Inc. and ST Assembly Test Services Ltd — incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.12	Securities Pledge Agreement dated January 16, 2004 by and between ST Assembly Test Services Ltd as Pledgor and Deutsche Bank AG, London Branch as Pledgee — incorporated by reference to Exhibit 4.13 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.13	Confirmation Letter Agreement dated January 8, 2004 by and between ST Assembly Test Services Ltd and Deutsche Bank AG, London Branch — incorporated by reference to Exhibit 4.14 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.14	Agreement and Plan of Merger and Reorganization dated February 10, 2004 by and between ST Assembly Test Services Ltd, ChipPAC, Inc. and Camelot Merger, Inc. — incorporated by reference to Exhibit 4.15 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.15	Strategic Assistance Loan Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co Ltd — incorporated by reference to Exhibit 4.16 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.16	The Yangdo Tambo Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.17 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.17	Pledge Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.18 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.18	Loan Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd and Se-Ho Chun — incorporated by reference to Exhibit 4.19 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.19	Yangdo Tambo Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.20 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.20	Share Pledge Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Se-Ho Chun — incorporated by reference to Exhibit 4.21 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.21	Factory Kun Mortgage Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.22 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.22	Base Capacity and Continuing Support Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.23 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.23	Indenture dated November 7, 2003 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the $115 million zero-rated Convertible Notes Due 2008 — incorporated by reference to Exhibit 4.24 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.24	US$115 Million Reg S Global Note issued by ST Assembly Test Services Ltd under the Indenture relating to the zero-rate Convertible Notes Due 2008 — incorporated by reference to Exhibit 4.25 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.25	Purchase Agreement, dated as of May 22, 2003, by and between ChipPAC, Inc. and Lehman Brothers Inc. — incorporated by reference to Exhibit 4.5 of Form S-3 (File No. 333-108236) of ChipPAC, Inc. filed with the Securities and Exchange Commission on August 26, 2003

4.26	Registration Rights Agreement, dated March 28, 2003, by and between ChipPAC, Inc. and Lehman brothers Inc. — incorporated by reference to Exhibit 10.39 of Form 10-Q (File No. 000-31173) of ChipPAC, Inc. filed with the Securities and Exchange Commission on August 8, 2003 for the period ended June 30, 2003

4.27	Indenture, dated as of May 28, 2003, by and between ChipPAC, Inc. and U.S. Bank National Association, as trustee incorporated by reference to Exhibit 10.40 of Form 10-Q (File No. 000-31173) of ChipPAC, Inc. filed with the Securities and Exchange Commission on August 8, 2003 for the period ended June 30, 2003

4.28	Employment Agreement, dated as of February 26, 2004, among ST Assembly Test Services Ltd, ChipPAC, Inc. and Dennis Daniels — incorporated by reference to Exhibit 4.7 of Form F-4 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on April 6, 2004

4.29	Employment Agreement, dated as of March 17, 2004, among ST Assembly Test Services Ltd, ChipPAC, Inc. and Michael G. Potter — incorporated by reference to Exhibit 4.8 of Form F-4 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on April 6, 2004

4.30	Retention Agreement, entered into on April 18, 2004, among ST Assembly Test Services Ltd, ChipPAC, Inc. and Robert Krakauer — incorporated by reference to Exhibit 10.42 to the Quarterly Report on Form 10-Q (File No. 000-31173) of ChipPAC, Inc. for the three months ended March 31, 2004, as filed with the Securities and Exchange Commission on May 10, 2004

4.31	Retention Agreement, dated as of May 11, 2004, between ChipPAC, Inc. and Patricia McCall — incorporated by reference to Exhibit 10.44 to the Quarterly Report on Form 10-Q (File No. 000-31173) of ChipPAC, Inc. for the three months ended June 30, 3002, as filed with the Securities and Exchange Commission on July 30, 2004

4.32	First Supplemental Indenture among ChipPAC Inc., as Company, ST Assembly Test Services Ltd, as Parent, and U.S. Bank National Association, as Trustee, dated August 4, 2004 — incorporated by reference to Exhibit 4.2 of Form F-3 (File No. 333-119705) of STATS ChipPAC, Inc. filed with the Securities and Exchange Commission on October 13, 2004

4.33	STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan — incorporated by reference to Exhibit 4.4 to Form S-8 POS (File No. 333-114232) of STATS ChipPAC Ltd. of August 25, 2004

4.34	STATS ChipPAC Ltd. Substitute Equity Incentive Plan — incorporated by reference to Exhibit 4.5 to Form S-8 POS (File No. 333-114232) of STATS ChipPAC Ltd. of August 25, 2004

4.35	STATS ChipPAC Ltd. Share Option Plan — incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-118555) of STATS ChipPAC Ltd. of August 25, 2004

4.36	STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 — incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-118555) of STATS ChipPAC Ltd. of August 25, 2004

4.37	Indenture, dated November 18, 2004, by and between STATS ChipPAC Ltd. and U.S. Bank National Association — incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 333-75080) for fiscal year ended December 31, 2004 of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005 (Form 20-F FY2004)

4.38	Purchase Agreement, dated as of November 5, 2004 by and between STATS ChipPAC Ltd, Deutsche Bank AG, Singapore Branch and Lehman Brothers International (Europe) — incorporated by reference to Exhibit 4.41 to the Form 20-F FY2004

4.39	Registration Rights Agreement, dated November 18, 2004, by and between STATS ChipPAC Ltd. and STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC, Inc., ChipPAC International Company Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company, STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, STATS ChipPAC Malaysia Sdn. Bhd., and STATS ChipPAC Korea Ltd. (collectively, referred to as the Subsidiary Guarantors) and Deutsche Bank AG, Singapore Branch and Lehman Brothers International (Europe) — incorporated by reference to Exhibit 4.42 to the Form 20-F FY2004

4.40	Subsidiary Guarantee Agreement, dated November 18, 2004, by and between STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association, as Trustee — incorporated by reference to Exhibit 4.43 to the Form 20-F FY2004

4.41	Second Supplemental Indenture among ChipPAC International Company Limited, as Issuer, ChipPAC, Inc., as Guarantor, and U.S. Bank National Association as Trustee, dated October 7, 2004 — incorporated by reference to Exhibit 4.44 to the Form 20-F FY2004

4.42	Second Supplemental Indenture among ChipPAC Inc., as Company, STATS ChipPAC Ltd., as Parent, and U.S. Bank National Association, as Trustee, dated October 11, 2004 — incorporated by reference to Exhibit 4.45 to the Form 20-F FY2004

4.43	Third Supplemental Indenture among ChipPAC Inc., as Company, STATS ChipPAC Ltd., as Parent, and U.S. Bank National Association, as Trustee, dated November 2, 2004 — incorporated by reference to Exhibit 4.46 to the Form 20-F FY2004

4.44	Indenture dated as of July 19, 2005 by and between STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.1 to Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2005

4.45	Registration Rights Agreement dated as of July 19, 2005 by and among STATS ChipPAC Ltd. and STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC, Inc., ChipPAC International Company Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company, STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited and STATS ChipPAC Malaysia Sdn. Bhd. (collectively referred to as the 2005 Subsidiary Guarantors) and Credit Suisse First Boston (Singapore) Limited and Deutsche Bank AG, Singapore Branch — incorporated by reference to Exhibit 4.2 to Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2005

4.46	Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated August 5, 2004 by and between Tan Lay Koon and STATS ChipPAC Ltd.

4.47	Subsidiary Guarantee Agreement dated as of July 19, 2005, by and between STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association, as Trustee— incorporated by reference to Exhibit 4.3 to Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2005

4.48	Supplemental Subsidiary Guarantee Agreement, dated as of February 21, 2006, by and between STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association, as Trustee with respect to the 7.5% Senior Notes due 2010

4.49	Supplemental Subsidiary Guarantee Agreement, dated as of February 21, 2006, by and between STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association, as Trustee with respect to the 6 3/4% Senior Notes due 2011

8.1	List of subsidiaries

12.1	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Pricewaterhouse Coopers, Singapore, independent registered public accounting firm

15.2	Consent of KPMG, independent registered public accounting firm

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: February 28, 2006

STATS CHIPPAC LTD.
By:	/s/Tan Lay Koon
Name:	Tan Lay Koon
Title:	President and Chief Executive Officer

By:	/s/Michael G. Potter
Name:	Michael G. Potter
Title:	Corporate Vice President, Chief Financial Officer

STATS CHIPPAC LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive loss, of shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers
Singapore
February 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
ST Assembly Test Services Ltd:
We have audited the accompanying consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows of ST Assembly Test Services Ltd and subsidiaries for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of ST Assembly Test Services Ltd and subsidiaries for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.
KPMG
Singapore
February 6, 2004

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31
In thousands of U.S. Dollars (except per share data)

	Note	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	3	$227,509	$224,720
Short-term marketable securities	4	2,060	17,648
Accounts receivable, net	5	149,650	240,990
Amounts due from affiliates	2	2,623	6,810
Other receivables	6	16,813	11,336
Inventories	7	54,690	79,483
Prepaid expenses and other current assets	8	38,836	26,727

Total current assets		492,181	607,714
Long-term marketable securities	4	18,121	17,803
Property, plant and equipment, net	9	1,035,803	1,107,031
Intangible assets	10	125,830	72,780
Goodwill	11	523,598	522,625
Prepaid expenses and other non-current assets	8	76,169	65,429

Total assets		$2,271,702	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$68,573	$136,058
Payables related to property, plant and equipment purchases		51,638	79,425
Accrued operating expenses	13	63,899	96,932
Income taxes payable		2,038	2,235
Short-term borrowings	15	19,874	16,891
Amounts due to affiliates	2	137	62
Current obligations under capital leases	16	7,587	7,091
Current installments of long-term debts	17	154,407	18,651

Total current liabilities		368,153	357,345
Obligations under capital leases, excluding current installments	16	10,771	3,680
Long-term debts, excluding current installments	17	642,175	775,425
Other non-current liabilities	19	50,362	66,611

Total liabilities		1,071,461	1,203,061
Minority interest		40,891	48,669
Share capital:
Ordinary shares — par value S$0.25, Authorized 3,200,000,000 shares Issued ordinary shares — 1,944,330,450 in 2004 and 1,976,292,025 in 2005	20	298,233	303,052
Additional paid-in capital	21	1,507,612	1,517,118
Accumulated other comprehensive loss	22	(2,860)	(8,572)
Accumulated deficit		(643,635)	(669,946)

Total shareholders’ equity		1,159,350	1,141,652

Commitments and contingencies	24

Total liabilities and shareholders’ equity		$2,271,702	$2,393,382

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
In thousands of U.S. Dollars (except per share data)

	Note	2003	2004	2005
Net revenues		$380,691	$769,121	$1,157,253
Cost of revenues		(328,014)	(643,540)	(968,023)

Gross profit		52,677	125,581	189,230

Operating expenses:
Selling, general and administrative		36,475	84,965	135,771
Research and development		15,295	17,637	26,071
Restructuring charges		—	—	830
Goodwill impairment	11	—	453,000	—
Other general expenses (income), net		374	(464)	(20)

Total operating expenses		52,144	555,138	162,652

Operating income (loss)		533	(429,557)	26,578

Other income (expense), net:
Interest income		4,785	4,430	6,414
Interest expense		(13,994)	(28,816)	(42,629)
Foreign currency exchange gain (loss)		1,634	(1,122)	531
Other non-operating income (expense), net	25	7,570	(936)	(1,076)

Total other income (expense), net		(5)	(26,444)	(36,760)

Income (loss) before income taxes		528	(456,001)	(10,182)
Income tax expense	14	(705)	(7,894)	(9,689)

Loss before minority interest		(177)	(463,895)	(19,871)
Minority interest		(1,539)	(3,828)	(6,440)

Net loss		$(1,716)	$(467,723)	$(26,311)

Basic and diluted net loss per ordinary share		$(0.00)	$(0.33)	$(0.01)
Basic and diluted net loss per ADS		$(0.02)	$(3.27)	$(0.13)
Ordinary shares (in thousands) used in per ordinary share calculation:
— basic and diluted		1,005,374	1,428,954	1,961,950
ADS (in thousands) used in per ADS calculation:
— basic and diluted		100,537	142,895	196,195
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31
In thousands of U.S. Dollars

	2003	2004	2005
Net loss	$(1,716)	$(467,723)	$(26,311)
Other comprehensive loss:
Unrealized gain (loss) on available-for-sale marketable securities	3,687	(548)	(247)
Realized (gain) loss on available-for-sale marketable securities included in net loss	(5,040)	537	—
Unrealized gain on hedging instruments	—	3,953	133
Realized gain on hedging instruments included in net loss	—	(168)	(3,143)
Foreign currency translation adjustment	698	3,287	(2,455)

Comprehensive loss	$(2,371)	$(460,662)	$(32,023)

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other		Total
			Paid-in	Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Capital	Loss	Deficit	Equity
	No.
	(In thousands)	$	$	$	$	$
Balances at January 1, 2003	992,115	160,295	389,679	(9,266)	(174,196)	366,512
Share issuances	84,505	12,139	99,579	—	—	111,718
Stock compensation	—	—	97	—	—	97
Net loss	—	—	—	—	(1,716)	(1,716)
Other comprehensive loss	—	—	—	(655)	—	(655)

Balances at December 31, 2003	1,076,620	172,434	489,355	(9,921)	(175,912)	475,956

Share issuances	5,802	856	1,112	—	—	1,968
Share issuances and assumption of share options in connection with acquisition	861,908	124,943	1,016,549	—	—	1,141,492
Stock compensation	—	—	658	—	—	658
Effect of subsidiary’s equity transaction	—	—	(62)	—	—	(62)
Net loss	—	—	—	—	(467,723)	(467,723)
Other comprehensive income	—	—	—	7,061	—	7,061

Balances at December 31, 2004	1,944,330	298,233	1,507,612	(2,860)	(643,635)	1,159,350

Share issuances	31,962	4,819	8,702	—	—	13,521
Stock compensation	—	—	743	—	—	743
Effect of subsidiary’s equity transaction	—	—	61	—	—	61
Net loss	—	—	—	—	(26,311)	(26,311)
Other comprehensive loss	—	—	—	(5,712)	—	(5,712)

Balances at December 31, 2005	1,976,292	303,052	1,517,118	(8,572)	(669,946)	1,141,652

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
In thousands of U.S. Dollars

	2003	2004	2005
Cash Flows From Operating Activities
Net loss	$(1,716)	$(467,723)	$(26,311)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	120,610	188,683	254,138
Goodwill impairment	—	453,000	—
Amortization of leasing prepayments	11,732	25,718	25,790
Debt issuance cost amortization	1,155	1,913	1,961
Loss (gain) on sale of property, plant and equipment	100	(656)	1,529
Accretion of discount on convertible notes	7,366	11,437	7,414
Loss from repurchase and redemption of senior and convertible notes	—	797	1,653
Foreign currency exchange (gain) loss	(3,367)	(830)	(134)
Deferred income taxes	(1,246)	15,005	9,351
Minority interest in income of subsidiary	1,539	3,828	6,440
(Gain) loss on sale of marketable securities	(5,040)	537	—
Others	(54)	1,029	1,278
Changes in operating working capital:
Accounts receivable	(30,277)	8,149	(91,340)
Amounts due from affiliates	(2,932)	4,427	(4,187)
Inventories	(10,095)	(1,171)	(24,793)
Other receivables, prepaid expenses and other assets	(16,783)	(64,421)	3,516
Accounts payable, accrued operating expenses and other payables	11,769	(41,406)	104,499
Amounts due to affiliates	(213)	(1,699)	(75)

Net cash provided by operating activities	82,548	136,617	270,729

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$77,566	$130,497	$15,726
Proceeds from maturity of marketable securities	5,753	46,687	787
Purchases of marketable securities	(43,850)	(160,943)	(32,017)
Acquisition of intangible assets	—	(1,428)	(4,853)
Acquisition of subsidiary, net of cash acquired	(467)	7,208	—
Purchases of property, plant and equipment	(209,326)	(287,574)	(245,775)
Others, net	(3,946)	729	3,139

Net cash used in investing activities	(174,270)	(264,824)	(262,993)

Cash Flows From Financing Activities
Repayment of short-term debts	$(27,419)	$(72,006)	$(143,276)
Repayment of long-term debts	(19,713)	(8,982)	(37,670)
Proceeds from issuance of shares, net of expenses	117,477	1,968	13,521
Proceeds from issuance of senior and convertible notes, net of expenses	112,345	210,458	146,535
Repurchase and redemption of senior and convertible notes	—	(193,647)	(167,263)
Proceeds from bank borrowings	49,839	107,620	188,085
(Increase) decrease in restricted cash	8,223	2,927	(1,487)
Grants received	6,784	—	246
Capital lease payments	(12,862)	(7,210)	(11,737)
Contribution by minority interest in subsidiary, net	—	—	3,623

Net cash provided by financing activities	234,674	41,128	(9,423)

Net increase in cash and cash equivalents	142,952	(87,079)	(1,687)
Effect of exchange rate changes on cash and cash equivalents	2,550	1,425	(1,102)
Cash and cash equivalents at beginning of the year	167,661	313,163	227,509

Cash and cash equivalents at end of the year	$313,163	$227,509	$224,720

Supplementary Cash Flow Information
Interest paid	$5,580	$21,974	$40,738
Income taxes paid	$669	$1,023	$185
Non-cash items
Issuance of shares and assumption of share options in connection with acquisition	$—	$1,066,994	$—
Equipment acquired under capital leases	$2,663	$—	$4,150
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
In 2005, a subsidiary, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC. The surviving entity was renamed STATS ChipPAC, Inc.
In 2004, the Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), issued new shares to its employees as employee stock bonus and resulted in the dilution of the Company’s interest in Winstek from 55.0% to 54.5%. The Company recognized the loss of $62 on the dilution of interest within shareholders’ equity. In 2005, Winstek issued 10,555,556 shares of its capital stock, par value NT$10, in a public offering at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company recognized the gain of $61 on the resulting dilution of interest within shareholders’ equity. The Company owned approximately 52% of Winstek as of December 31, 2005.
The Company has operations in Singapore, South Korea, China, Malaysia, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.
Temasek Holdings (Private) Limited (“Temasek Holdings”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 36% of the Company as of December 31, 2005. Temasek Holdings, wholly-owned by the Minister of Finance (Incorporated) for Singapore, a statutory body constituted by the Minister for Finance (Incorporation) Act (Cap. 183), owns 100% of the ordinary shares of STSPL.
     (b) Fiscal Year
Since the beginning of fiscal 2005, the Company employed fiscal year and fiscal quarter reporting periods. STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. For presentation purposes, the fiscal years have been presented as ending on December 31. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
     (c) Accounting Principles
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) consistently applied for all periods.
     (d) Principles of Consolidation
The consolidated financial statements include the consolidated accounts of STATS ChipPAC and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (e) Issuances of Stock by Subsidiaries
Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stocks to third parties, are recognized as increases or decreases to additional paid-in capital as a component of shareholders’ equity.
     (f) Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units; and contingent liabilities, among others. Actual results could differ from these estimates.
     (g) Reclassifications
Certain reclassifications have been made in prior years’ financial statements to conform with classifications used in the current year.
     (h) Foreign Currency Transactions
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
     (i) Certain Risks and Concentrations
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
The Company’s largest customer accounted for approximately 32%, 21% and 12% of revenues for the years ended December 31, 2003, 2004 and 2005, respectively. The Company’s five largest customers collectively accounted for approximately 66%, 56% and 49% of revenues for the years ended December 31, 2003, 2004 and 2005, respectively. The decommitment from any major customer for products, or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows. The

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures.
Cash and cash equivalents are deposited with banks primarily in Singapore, South Korea, China, Malaysia, British Virgin Islands, Taiwan and the United States of America. Deposits in these banks may exceed the amount of insurance provided on such deposits, if any. The Company has not experienced any losses to date on its bank cash deposits. Prior to December 2004, the Company also participates in a pooled cash management arrangement and places short-term advances with affiliates of Temasek Holdings.
South Korean, Chinese and Malaysian foreign currency exchange regulations may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China and Malaysia. As of December 31, 2005, there were no restrictions on foreign funds flow.
     (j) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts, money market funds and foreign government treasury bills at December 31, 2005.
     (k) Derivative Instruments and Hedging Activities
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
In 2004 and 2005, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 31, 2005, the Company has a series of foreign currency forward contracts with total contract value of approximately $68,000. In 2005, the Company entered into a series of gold forward contracts with total contract value of approximately $7,000 to hedge against fluctuations in gold prices. At December 31, 2005, the Company had realized and unrealized gain of $3,143 and $133, respectively, on its foreign currency and gold forward contracts. At December 31, 2004, the Company had realized and unrealized gain of $168 and $3,953, respectively, on its foreign currency forward contracts. In 2003, hedge accounting has not been applied as the foreign currency forward contracts entered into do not qualify as hedges. Gains and losses on these contracts have been recorded as foreign currency gains or losses.
     (l) Marketable Securities
Marketable securities at December 31, 2004 and 2005 consist of corporate debt securities and certificates of deposits denominated in U.S. Dollars, Singapore Dollars, Chinese Renminbi and New Taiwan Dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
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

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
A decline in the market value of individual available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value, with the impairment charged to earnings and a new cost basis for the security being established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.
     (m) Inventories
Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.
     (n) Business Combination
Business combinations are accounted for using the purchase method accounting. Business combinations which are accounted for under the purchase method of accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired is recorded as goodwill.
     (o) Goodwill
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
     (p) Intangible Assets
The Company acquires patent rights and technology licenses from other companies for use in its processes. Cost of the technology licenses is amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, the costs of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004, determined by independent appraisals.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Acquired intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years
     (q) Property, Plant and Equipment
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
     (r) Long-Lived Assets
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
     (s) Comprehensive Loss
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
     (t) Revenue Recognition
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

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in Securities Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”
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
Provisions are made for estimates of potential sales returns and discounts allowance for volume purchases and early payments and are recorded as a deduction from gross revenue based upon historical experience and expectations of customers’ ultimate purchase levels and timing of payment. Actual revenues may differ from estimates if future customer purchases or payment timing differ, which may happen as a result of changes in general economic conditions, market demand for the customers’ products, or by customers’ desire to achieve payment timing discounts. Actual returns and discounts have not historically been significantly different from estimates. In addition, specific returns and discounts are provided for at the time their existence is known and the amounts are estimable.
The following sets forth the percentage of net revenues by packaging products group and testing services:

	For the Year Ended
	December 31,
	2003	2004	2005
	%	%	%
Revenue
— packaging — array	20.6	40.6	50.2
— packaging — leaded	26.9	20.9	22.0
— test and other services	52.5	38.5	27.8

Total	100.0	100.0	100.0

Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.
     (u) Grants
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

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (v) Stock-Based Employee Compensation
At December 31, 2005, the Company has two stock-based employee compensation plans, which are more fully described in Note 23. The Company measures stock-based employee compensation expense for financial statement purposes in accordance with the intrinsic method of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and includes pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” Compensation expense is measured as the excess of fair market value of the stock subject to the option at measurement date over the exercise price of the option.
If compensation expense had been determined based on the grant date fair value for awards, in accordance with SFAS No. 123, the Company’s net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

	For the Year Ended December 31,
	2003	2004	2005
Net loss as reported	$(1,716)	$(467,723)	$(26,311)
Add: Total stock-based employee compensation expenses included in reported net loss, net of related tax effects	97	658	743
Deduct: Total stock-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(10,496)	(18,492)	(19,612)

Pro forma net loss	$(12,115)	$(485,557)	$(45,180)

Basic and diluted net loss per share:
As reported	$(0.00)	$(0.33)	$(0.01)
Pro forma	$(0.01)	$(0.34)	$(0.02)
Basic and diluted net loss per ADS:
As reported	$(0.02)	$(3.27)	$(0.13)
Pro forma	$(0.12)	$(3.40)	$(0.23)
The fair value of stock options granted for the years ended December 31, 2003, 2004 and 2005 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2003	2004	2005
Expected lives	5 – 10 years	5 – 10 years	9 years
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	2.5% – 3.6%	0.8% – 4.3%	2.6% – 3.3%
Expected volatility	59.7% – 67.4%	55.9% – 64.9%	55.0% – 57.1%
The fair value of employee share purchase rights issued for the year ended December 31, 2005 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

For the Year Ended
December 31,
2005
Expected lives	0.5 years
Dividend yield	0.0%
Risk free interest rate	1.3 – 1.9%
Expected volatility	38.0 – 42.8%

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (w) Employee Benefit Plans
Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek contributes 2% of eligible wages and salaries, on a monthly basis, to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, Winstek actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As at December 31, 2005, there is a $60 shortfall in the plan’s assets. Total pension plan expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $46, $76 and $55, respectively. Additional disclosures regarding this pension plan pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” are not considered necessary due to the insignificance of the amounts involved.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company contributes up to 6% of eligible employee compensation at the rate of 50% of employee contributions to the 401(k) plan. The Company’s matching contributions under the 401(k) plan were $258, $320 and $395 for the years ended December 31, 2003, 2004 and 2005, respectively. The matching contributions are accrued monthly and adjusted when the actuals are calculated. The expenses relating to the plan are $15 per person per quarter and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. In accordance with the National Pension Act of South Korea, a certain portion of severance benefits has been deposited with the Korean National Pension Fund and deducted from accrued severance benefits. The amount contributed will be refunded to employees from the National Pension Fund upon retirement. The expense for severance benefits for the period from August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005 were approximately $1,793 and $6,333, respectively.
The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $4,072, $7,226 and $10,711 with respect to these retirement plans in the years ended December 31, 2003, 2004 and 2005, respectively.
     (x) Operating Leases
Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
     (y) Product Warranties
The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2003, 2004 and 2005 were insignificant.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (z) Research and Development
     Research and development expenses are expensed as incurred.
     (aa) Income Taxes
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
     (bb) Net Loss Per Share
Basic net loss per share is computed using the weighted average number of ordinary shares outstanding. Diluted net loss per share is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
The Company excluded potentially dilutive securities for each period presented from its diluted net loss per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive.
A summary of the excluded potentially dilutive securities outstanding as of December 31 and the range of related exercise prices follows:

	Year Ended December 31,
	2003	2004	2005
Convertible debt	172,513	369,235	287,999
Stock options	61,022	131,997	124,175
The conversion price of convertible debt outstanding was approximately $0.927 to $1.871 per share (equivalent to approximately $9.27 to $18.71 per ADS) as of December 31, 2005. The weighted average exercise prices of options outstanding were approximately $1.58, $1.01 and $1.01 (equivalent to $15.80, $10.10 and $10.10 per ADS) as of December 31, 2003, 2004 and 2005, respectively. The excluded stock options have per share exercise prices ranging from approximately $0.14 to $3.99 (equivalent to $1.40 and $39.90 per ADS) as of December 31, 2003, 2004 and 2005.
     (cc) New Accounting Pronouncements
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) amends SFAS No. 95, “Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for annual periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. The Company presently accounts for stock-based compensation under the intrinsic method. See Note 1(v) for the effect on reported net loss if the Company had accounted for its share options and employee share purchase rights using the fair value recognition provisions of SFAS 123.
In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the requirements of SFAS 123(R) and SAB 107 and expects that the adoption of SFAS 123(R) will have a material impact on the Company’s consolidated results of operations and earnings per share.
In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the effect of the adoption of SFAS 154 on the Company’s consolidated financial position or results of operations but does not expect it to have a material impact.
In September 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 discusses whether inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined and treated as a nonmonetary exchange and addresses (a) under what circumstances should two or more transactions with the same counterparty (counterparties) be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”) and SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB 29” (“SFAS 153”) and (b) if nonmonetary transactions within the scope of APB 29 and SFAS 153 involve inventory, are there any circumstances under which the transactions should be recognized at fair value. The pronouncement is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring in interim or annual reporting periods beginning after March 15, 2006. The Company does not expect that this pronouncement will have a material effect on its financial statements.
2. Related Party Transactions
As of December 31, 2005, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd, beneficially owns approximately 36% of the Company’s outstanding ordinary shares. Singapore Technologies Pte Ltd (“STPL”), a wholly-owned subsidiary of Temasek Holdings, was the holding company of Singapore Technologies Semiconductors Pte Ltd prior to a restructuring completed on December 31, 2004 pursuant to which all the assets of Singapore Technologies Pte Ltd were transferred to Temasek Holdings.
Companies within the Temasek Holdings group, including Chartered Semiconductor Manufacturing Ltd (“Chartered”), engage in transactions with the Company in the normal course of their respective businesses. These transactions, such as for gas, water, electricity, facilities management, transportation and telecommunication services, are on customary terms and conditions no different from those with third parties.

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
STPL previously provided management and corporate services to the Company. Under a service agreement effective January 1, 2000, annual management fees were payable for the provision of specified services on mutually agreed terms which the Company believed approximated the cost of providing those services. The fees were subjected to review by the parties every three years. The service fee expense amounted to $1,086 and $1,146 for 2003 and 2004, respectively. The service agreement was terminated on December 31, 2004.
The Company has contracts with Chartered to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered for 2003, 2004 and 2005 were $13,940, $18,537 and $12,647, respectively.
The Company previously participated in a cash management program managed by a bank for the former STPL group (“STPL pooled cash”). Under the program, cash balances were pooled and daily cash surpluses or shortfalls of the Company within the pool earned or bore interest at prevailing interest rates. This arrangement was terminated as of November 30, 2004. In the past, the Company had placed surplus cash as short-term deposits with ST Treasury Services Ltd (“STPL treasury deposits”), a wholly-owned subsidiary of Temasek Holdings, but the Company had ceased to do so since October 1, 2004. Interest income under this arrangement for 2003 and 2004 amounted to $1,286 and $255, respectively.
As of December 31, 2004 and 2005, there were the following amounts owing by (to) affiliates:

	December 31,
	2004	2005
Amounts due from affiliates
Accounts receivable, net of allowance for sales returns	$2,623	$6,810

Amounts due to affiliates
Accounts payable	$(137)	$(62)

3. Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 31,
	2004	2005
Cash at banks and on hand	$37,100	$29,126
Cash equivalents
Bank fixed deposits	152,849	153,991
Money market funds	37,560	39,891
Foreign government treasury bills	—	1,712

	$227,509	$224,720

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
4. Marketable Securities
Marketable securities consist of the following:

	December 31,
	2004				2005
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities	$20,961	$—	$(780)	$20,181	$27,562	$—	$(1,027)	$26,535

Held-to-maturity certificates of deposit	$—	$—	$—	$—	$8,916	$—	$—	$8,916

Maturities of marketable securities (at fair value) are as follows:

	December 31,
	2004	2005
Marketable securities:
Due in one year or less	$2,060	$17,648
Due after one year through five years	18,121	17,803

	$20,181	$35,451

Gross realized gains and losses in 2003 were $5,062 and $22, respectively. Gross realized gains and losses in 2004 were $86 and $623, respectively. Gross realized gains and losses in 2005 were $nil and $nil, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities during 2003, 2004 and 2005 were $83,319, $177,184 and $16,513, respectively.
5. Accounts Receivable
Accounts receivable consists of the following:

	December 31,
	2004	2005
Accounts receivable — third parties	$151,549	$243,830
Allowance for sales returns	(1,899)	(2,840)

	$149,650	$240,990

Movements in the allowance for sales returns are as follows:

	2003	2004	2005
Beginning	$1,625	$1,362	$1,899
Utilized during the year	(1,102)	(4,511)	(1,094)
Charged during the year	839	5,048	2,517
Writeback during the year	—	—	(482)

Ending	$1,362	$1,899	$2,840

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
6. Other Receivables
Other receivables consist of the following:

	December 31,
	2004	2005
Deposits and staff advances	$580	$1,229
Grants receivable	1,322	1,313
Forward contract receivable	3,785	1,051
Taxes receivable	9,492	3,796
Other receivables	1,634	3,947

	$16,813	$11,336

7. Inventories
Inventories consist of the following:

	December 31,
	2004	2005
Raw materials	$42,267	$63,079
Work-in-progress	11,472	15,727
Finished goods	951	677

	$54,690	$79,483

8. Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 31,
	2004	2005
Leasing prepayments	$27,137	$10,054
Other prepayments and assets	4,004	9,543
Deferred income tax assets	2,422	1,425
Loans to vendors	4,879	5,329
Fixed deposits pledged for bank loans	394	376

	$38,836	$26,727

Prepaid expenses and other non-current assets consist of the following:

	December 31,
	2004	2005
Leasing prepayments	$7,071	$2,623
Deferred income tax assets	33,992	38,879
Fixed deposits pledged for bank loans	727	2,232
Other deposits	5,225	289
Loans to vendors	13,771	8,441
Debt issuance cost, net of accumulated amortization of $3,481 and $3,026	10,677	10,895
Others	4,706	2,070

	$76,169	$65,429

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.
Included in current and non-current loan to vendors are amounts of $5,000 and $15,000 extended by the Company in June 2003 and January 2004, respectively, to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5,000 and $15,000 are repayable by quarterly installments of $450 and $882 up to June 2007 and December 2008, respectively. During the year ended December 31, 2005, $4,880 was repaid.
9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,
	2004	2005
Cost:
Freehold land	$6,147	$5,857
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	164,083	170,206
Equipment	1,404,959	1,660,504

Total cost	$1,595,053	$1,856,431

Total accumulated depreciation	$559,250	$749,400

Property, plant and equipment, net	$1,035,803	$1,107,031

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $119,938, $163,975 and $195,923 for the years ended December 31, 2003, 2004 and 2005, respectively.
In the third quarter of fiscal 2004, following the consummation of the merger, the Company adopted ChipPAC’s policy to depreciate equipment and machinery on a straight-line basis over 8 years, from 5 years previously. The impact of this change was depreciation savings of $23,373 for year ended December 31, 2004. The change resulted in an increase in net income of $19,698, net of tax effects of $3,675. This also resulted in a decrease in loss per share and ADS by $0.01 and $0.14, respectively, for the year ended December 31, 2004.
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
Included in property, plant and equipment are equipments acquired under capital lease at a cost of $31,889 and $20,406 as of December 31, 2004 and 2005, respectively. The accumulated depreciation for these leased assets for the year ended December 31, 2004 and 2005 amounted to $7,317 and $3,775, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
10. Intangible Assets
Intangible assets consist of the following:

	December 31, 2004			December 31, 2005
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(458)	$7,242	$7,700	$(1,558)	$6,142
Technology and intellectual property	32,000	(1,333)	30,667	32,000	(4,533)	27,467
Customer relationships	99,300	(20,688)	78,612	99,300	(70,338)	28,962
Software, licenses and others	13,180	(3,871)	9,309	18,528	(8,319)	10,209

	$152,180	$(26,350)	$125,830	$157,528	$(84,748)	$72,780

Amortization expense for intangible assets is summarized as follows:

	For the Year Ended December 31,
	2003	2004	2005
Tradenames	$—	$458	$1,100
Technology and intellectual property	—	1,333	3,200
Customer relationships	—	20,688	49,650
Software, licenses and others	512	2,229	4,265

	$512	$24,708	$58,215

Intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 31, 2005 is summarized as follows:

2006	$36,330
2007	6,694
2008	6,163
2009	5,202
2010	4,658
Thereafter	13,733

Total	$72,780

11. Goodwill
The changes in the carrying value of goodwill are as follows:

	December 31,
	2004	2005
Beginning	$2,209	$523,598
Goodwill related to acquisitions	974,389	—
Impairment charges	(453,000)	—
Purchase adjustments	—	(973)

Ending	$523,598	$522,625

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
As of December 31, 2003, the Company had goodwill of $2,209 related to the acquisition of Winstek. As a result of the acquisition of ChipPAC, Inc. in August 2004, the Company recorded additional goodwill of $974,389, inclusive of purchase adjustments of $4,880 in the fourth quarter of 2004 related primarily to equipment and deferred taxes valuation. In 2005, additional purchase adjustments of $973 related to the cost of acquisition of $453 and fair value of liabilities acquired of $520 were recorded.
Pursuant to business combination accounting rules, the goodwill associated with the acquisition of ChipPAC was recorded based on share prices at the time the merger was announced. The Company performed its annual test for impairment of goodwill related to ChipPAC during the fourth quarter of 2004 and 2005. Goodwill was allocated to reporting units associated with the Company’s acquisitions.
In 2005, the Company completed its annual test for impairment and determined that the fair value of the reporting units exceed their carrying value, and therefore goodwill was not impaired.
The annual impairment review completed in 2004 indicated that the reported book value of the ChipPAC reporting units exceeded its fair value, with the determination of fair value supplemented by independent appraisal using a combination of discounted cash flows and market multiples methodologies. The Company believed that the decline in the fair values of the ChipPAC reporting units in 2004 were primarily due to:-
(a)	longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the testing and packaging business had affected the short-term earnings expectation of the Company; and
(b)	a revision of the industry outlook beyond 2005 as compared to the time the merger was announced.
The Company compared the fair values of the ChipPAC reporting units to the fair values of their tangible and identifiable intangible net assets for purposes of determining the implied fair value of goodwill in 2004. Upon completion of the assessment, the Company recorded a non-cash impairment charge of $453,000 to reduce the carrying value of goodwill related to the acquisition of ChipPAC to its estimated fair value of $521,389 in 2004.
12. Business Combination
On August 5, 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. The transaction had been accounted for using the purchase method. ChipPAC is a full portfolio provider of semiconductor packaging, design, assembly, test and distribution services. By combining the testing expertise of STATS with the packaging expertise of ChipPAC, STATS ChipPAC offers its global customers one of the broadest portfolios of comprehensive end-to-end packaging and test services in the semiconductor industry.
The number of STATS ChipPAC ADSs issued pursuant to the merger was 86,190,753, determined based upon the exchange ratio of 0.87 STATS ADS for each share of ChipPAC Class A common stock and the number of outstanding shares of ChipPAC Class A common stock as of August 5, 2004. The average market price per STATS ADS of $12.402 is based upon an average of the closing prices for a range of trading days (February 8 through 12, 2004) around February 10, 2004, the date on which the merger was announced.
The fair values of STATS ChipPAC substitute options, both vested and unvested, were determined using a Black-Scholes valuation model with the following assumptions: no dividend yield, an expected volatility of 62.47%, and a risk-free interest rate of 3.12%. The model assumed an expected life of five to seven years for vested and unvested options.
The number of STATS ChipPAC ordinary shares that were subjected to STATS ChipPAC substitute options in connection with the merger was 76,492,951, based upon the total number of shares of ChipPAC Class A common stock subjected to outstanding ChipPAC options as of August 5, 2004, at an exercise price range of $0.15 to $1.47 per STATS ChipPAC ordinary share.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Based on the above, the estimated total purchase price of the ChipPAC acquisition was as follows:

Value of STATS ChipPAC ADSs issued	$1,068,955
Value of STATS ChipPAC substitute options	74,548

Total value of STATS ChipPAC securities	1,143,503
Estimated direct transaction costs	9,369

Total estimated purchase price	$1,152,872

Under the purchase method of accounting, the total estimated purchase price as shown in the table above was allocated to ChipPAC’s net tangible and identifiable intangible assets based on their estimated fair values as at merger date. In determining the price allocation, management considered, among other factors, its intention for use of acquired assets as well as historical demand and estimates of future demand for ChipPAC’s products and services. Based on these assumptions, the estimated purchase price was allocated as follows:

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

$1,152,872

Certain adjustments were made to goodwill subsequent to the acquisition date and are described in Note 11, Goodwill.
Of the total estimated purchase price, an estimate of $29,254 had been allocated to net assets assumed and $147,218 had been allocated to amortizable identifiable intangible assets acquired. The final allocation of purchase price was subjected to adjustments for a period not to exceed one year from the consummation date (the allocation period) in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and EITF No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” The allocation period was intended to differentiate between amounts that were determined as a result of the identification and valuation process required by SFAS 141 for all assets acquired and liabilities assumed and amounts that were determined as a result of information that was not previously obtained being obtained.
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

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The fair value assigned to intangible assets was estimated by discounting the estimated future cash flows of the intangibles assets to their present value. The cash flow estimates used for technology and intellectual property were based on estimates of product revenue and appropriate royalty rates (based on an analysis of rates for similar technologies and forecast product margins). The cash flow estimates used for customer relationships were based on estimates of revenue attributed to the current customers and the programs they have been qualified on as well as the profitability attributed to each customer related asset. The rate used to discount these net cash flows was determined after consideration of market returns on debt and equity capital, the weighted average return on invested capital, the nature of each asset and the risk associated with achieving the forecast.
The fair value of the ChipPAC tradename was amortized on a straight-line basis over an estimated life of seven years.
Technology and intellectual property were related to ChipPAC’s technology for ball grid array, lead-frame and chip scale package. The fair value of these assets was amortized on a straight-line basis over an average estimated life of ten years.
Customer relationships represent those customers with which ChipPAC had current sales relationships. The fair value of these assets was amortized on a straight-line basis over an average estimated life of two years.
The Company recorded $2,011 of unearned compensation on unvested options, in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation.” This amount represents the intrinsic value of stock options assumed that is earned as the employees provide services over the next four years.
Of the total estimated purchase price, $974,389 had been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and identifiable intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives resulting from business combinations will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators are present.
The following pro forma financial information presents a summary of the results of operations of the Company assuming the merger was consummated on January 1, 2003 or 2004. The pro forma financial information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 2003 or 2004, nor is it necessarily indicative of future operating results or financial position of the Company.

	For the Year Ended
	December 31,
	2003	2004
Revenues	$809,880	$1,084,165
Net loss	(75,154)	(484,695)
Net loss per ordinary share:
Basic and diluted	$(0.04)	$(0.25)
Net loss per ADS:
Basic and diluted	$(0.41)	$(2.52)
The proforma financial information above included the following material, non-recurring charges: impairment of goodwill of $453,000 and merger related expenses of $5,399 for the year ended December 31, 2004.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
13. Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 31,
	2004	2005
Staff costs	$22,609	$31,324
Purchase of raw materials	12,789	25,082
Maintenance fees, license fees and royalties	2,832	5,378
Interest expense	3,060	7,780
Provision for vacation liability	3,511	4,732
Others	19,098	22,636

	$63,899	$96,932

14. Income Taxes
Income (loss) before income taxes consists of the following:

	For the Year Ended December 31,
	2003	2004	2005
Singapore	$(122)	$6,674	$6,698
Foreign	650	(462,675)	(16,880)

	$528	$(456,001)	$(10,182)

Income tax benefit (expense) consists of the following:

	For the Year Ended December 31,
	2003	2004	2005
Current:
Singapore	$(1,706)	$7,283	$(72)
Foreign	(225)	(172)	(373)

	$(1,931)	$7,111	$(445)

Deferred:
Singapore	$741	$(9,145)	$(617)
Foreign	485	(5,860)	(8,627)

	$1,226	$(15,005)	$(9,244)

	$(705)	$(7,894)	$(9,689)

The Company was previously granted pioneer status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke the Company’s pioneer status granted from January 1, 1996 to December 31, 2003. The Company’s pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application for the revocation was approved by EDB. Accordingly, the Company recorded $5,039 of tax recoverable in 2004 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4,559 has been refunded in 2005. The Company is in the process of working with the EDB for a new tax incentive for its Singapore operations.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
A reconciliation of the expected tax expense (benefit) at the statutory rate of tax to actual tax expense (benefit) is as follows:

	For the Year Ended December 31,
	2003	2004	2005
Income tax expense (benefit) computed at Singapore statutory rate of 20.0% (2004: 20.0%, 2003: 22.0%)	$116	$(91,200)	$(2,036)
Non-deductible expenses, including goodwill impairment charges	175	91,488	1,989
Non-taxable income	(253)	(1,212)	(2,194)
Differences in tax rates	(121)	6,898	15,434
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(5,781)	(13,199)	(6,539)
Tax benefits from employee stock option plans	—	—	(2,084)
Reinvestment allowance	—	(10,415)	(5,755)
Change in valuation allowance	6,383	23,137	30,133
Effect of tax loss carryforwards and unutilized capital allowance previously not recognized	—	—	(21,685)
Benefit of tax status change	—	(935)	—
Taxable foreign exchange adjustment	—	2,639	1,283
All other items, net	186	693	1,143

Income tax expense	$705	$7,894	$9,689

The pioneer status relief had the effect of decreasing diluted net loss per ordinary share by $0.01 and diluted net loss per ADS by $0.06 for the year ended December 31, 2003. The pioneer status relief was revoked in September 2004.
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 31, 2004 and 2005 are as follows:

	December 31,
	2004	2005
Deferred income tax assets:
Operating loss carryforwards	$29,372	$34,787
Investment, and research and development tax credits	45,656	50,136
Reinvestment allowance	23,581	29,336
Property, plant and equipment	18,276	32,551
Others	67	4,165

	116,952	150,975
Valuation allowance	(80,538)	(110,671)

	$36,414	$40,304

Deferred income tax liabilities:
Property, plant and equipment	$17,855	$26,386
Allowances and reserves	15,908	20,618

	33,763	47,004

Net deferred income tax assets (liabilities)	$2,651	$(6,700)

During the year ended December 31, 2004, as part of our acquisition of ChipPAC, we acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. We established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards. If utilized, these attributes will be treated as a reduction in acquired goodwill. As of December 31, 2004, $5,916 of the Korean tax credit carryforwards was utilized.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The deferred tax assets as of December 31, 2004 and 2005 arose principally as a result of the deferred tax benefit associated with tax loss carryforwards and investment tax credits. The Company recorded a valuation allowance of $80,538 and $110,671 as of December 31, 2004 and 2005, respectively, which represents an increase of $71,863 and $30,133 in 2004 and 2005, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establish a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, to be recoverable.
As at December 31, 2005, the Company has approximately $136,947 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2006 to 2024. Changes in stock ownership can result in a limitation on the amount of net operating loss that are available as carryforwards. The Company determined it had undergone such an ownership change during 2004 in connection with its merger with ChipPAC. In 2005, the limitations in connection with the merger with ChipPAC related to the carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company were waived by the Singapore tax authorities, subject to fulfillment of certain continuing conditions. Consequently, approximately $21,685 of such tax loss and capital allowance carryforwards were recognized as deferred tax assets in 2005. As at December 31, 2005, the Company has approximately $2,941 of tax deductions in the United States as a result of the exercise of employee share options reflected in net operating loss carryforwards and valuation allowance, of which the tax benefit has not been realized.
As at December 31, 2005, the Company has approximately $3,956, $298,121, $46,180 and $104,771 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2006 through 2012.
15. Short-Term Borrowings
The short-term borrowings relate to the lines of credit with Cho Hung Bank, Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea, with credit limits of $25,000, $5,000 and $4,000, respectively. The lines of credit bore interest at rates ranging from 2.1% to 3.3% and 3.59% to 5.86% for the years ended December 31, 2004 and 2005, respectively. As of December 31, 2004 and 2005, $19,874 and $16,891 of short-term borrowings remain outstanding, respectively. These lines of credit are subject to annual review by the lenders for the continued use of the facilities.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
16. Capital Leases
Future minimum lease payments under capital leases for equipment and machinery as of December 31, 2005 are as follows:

Payable in year ending December 31,
2006	$7,428
2007	3,729
2008	—
2009	—
Thereafter	—

Total minimum obligations	11,157
Less amounts representing interest at rates ranging from 4.4% to 7.1% per annum	(386)

Present value of minimum obligations	10,771
Current installments of obligations under capital leases	(7,091)

Obligations under capital leases, excluding current installments	$3,680

All leasing arrangements are for testers with 3-year terms. At the end of the lease term, the Company may choose to terminate, renew the lease or purchase the equipment at fair market value.
17. Long-term Debts
Long-term debts consist of the following:

	December 31,
	2004	2005
1.75% convertible senior fixed-rate notes	$183,500	$31,500
0% convertible senior fixed-rate notes	115,000	115,000
2.5% convertible subordinated fixed-rate notes	150,000	150,000
8% convertible subordinated fixed-rate notes	50,000	50,000
6.75% senior fixed-rate notes	215,000	215,000
7.5% senior fixed-rate notes	—	150,000
U.S. dollars bank loan at floating rates	—	2,760
Taiwan dollar loans at floating rates	51,951	53,987
Taiwan dollar loans and commercial papers at fixed rates	8,342	10,866
Accrued yield-to-maturity interest on notes	22,789	14,963

	796,582	794,076
Less current amounts	(154,407)	(18,651)

	$642,175	$775,425

In March, 2002, the Company issued $200,000 of senior, unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195,032. The convertible notes bear interest at the rate of 1.75% per annum payable semi-annually on March 18 and September 18 of each year and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company’s shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. Between December 9 and 15 2004, the Company repurchased $16,500 aggregate principal of these convertible notes for $18,150 and recorded loss of $266. On January 14, 2005, the Company repurchased a further $26,080 aggregate principal amount of these convertible notes for $28,796 and recorded a loss of $390. Holders of these convertible notes had the rights to require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield 4.91% per year to the redemption date. The Company received notices of demand for redemption of $125,920 aggregate principal amount of these convertible notes which the Company redeemed in March 2005 at a loss of $1,263. The Company financed the redemption from cash and short-term borrowings. In July 2005, the Company cancelled $42,580 aggregate principal amount of the convertible notes repurchased by the Company. Following the redemption and cancellation, $31,500 aggregate principal amount of these convertible notes remained outstanding.
On November 7, 2003, the Company issued $115,000 of senior, unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, the Company will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date.
On August 5, 2004, in connection with the merger of ChipPAC, the Company assumed the outstanding borrowings of ChipPAC. The face value of ChipPAC long-term debts consisted of $165,000 of 12.75% senior subordinated notes due 2009, $50,000 of 8.0% convertible subordinated notes due 2011 and $150,000 of 2.5% convertible subordinated notes due 2008.
The $165,000 12.75% senior subordinated notes were issued by ChipPAC International Company Limited (“ChipPAC International”), a wholly-owned subsidiary of ChipPAC. These notes were fully and unconditionally guaranteed on a senior subordinated basis by ChipPAC and certain of its subsidiaries. The notes would mature on August 1, 2009, with interest at the rate of 12.75% per annum payable semi-annually on August 1 and February 1 of each year. ChipPAC International may redeem all or a portion of these notes at any time on or after August 1, 2004 at designated redemption prices. On September 3, 2004, ChipPAC International commenced a cash tender offer to repurchase any and all of the outstanding $165,000 principal amount of these notes at a repurchase price of 106.375% of the principal amount thereof plus accrued and unpaid interest. In conjunction with the tender offer, ChipPAC International also solicited consents of holders of these notes to adopt amendments to the indenture governing such notes that would eliminate substantially all of the restrictive covenants and certain events of default in the indenture. On October 7, 2004, the Company completed the tender offer and consent solicitation of any and all of the outstanding notes. ChipPAC International received valid tenders of the notes and deliveries of related consents from holders of approximately 62.1% or $102,500 aggregate principal amount of the notes outstanding. ChipPAC International paid approximately $111,474, including accrued and unpaid interest for the senior subordinated notes validly tendered and related consents validly delivered. In November 2004, the Company repurchased the remaining 37.9%, or $62,500 aggregate principal amount of the senior subordinated notes, as permitted under the indenture

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
governing such notes. The Company recorded a loss of $531 on the repurchase of the notes. The tender offer and repurchase of the 12.75% senior subordinated notes were financed by part of the proceeds from the issuance of the senior unsecured notes due November 15, 2011 below.
On November 18, 2004, the Company issued $215,000 of senior unsecured notes due November 15, 2011, for net proceeds of $210,458. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to November 15, 2008, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, the Company may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of the senior notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, the Company may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest.
The $50,000 8.0% convertible subordinated notes due 2011 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 15, 2011 and bear interest rate of 8.0% per annum payable semi-annually on June 15 and December 15 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $11.448 per ADS. The conversion price may be subject to adjustments for certain events. ChipPAC may redeem all or a portion of these convertible notes at any time on or after June 15, 2004 at the designated redemption price. Upon the occurrence of specified change in control events, each holder of these convertible notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the purchase date.
The $150,000 2.5% convertible subordinated notes due 2008 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008 and bear interest rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be convertible into the Company’s ADSs at a conversion price of $9.267 per ADS. The conversion price may be subject to adjustments for certain events. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act with an obligation of STATS ChipPAC to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130,500 aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004.
On July 19, 2005, the Company issued $150,000 of senior unsecured notes due July 19, 2010 for net proceeds of $146,535. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to July 19, 2010, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
principal amount plus accrued and unpaid interest and liquidated damages, if any. In addition, prior to July 19, 2008, the Company may redeem up to 35% of these notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest. A portion of the net proceeds were used to repay the then outstanding $99,000 short-term debts with Overseas-Chinese Banking Corporation Limited and Bank of America N.A.
In 2005, STATS ChipPAC Korea obtained a U.S. dollars term loan facility of $15,000 from Hana Bank. As at December 31, 2005, the interest rate on the loan was 6.0% per annum. The principal and interest on the loan is repayable in 4 equal quarterly installments commencing February 28, 2007.
In 2002, Winstek entered into three floating rate New Taiwan dollar loans of $1,766, $2,649 and $7,359 with Chiaotung Bank. The interest rates on the loans are revised from time to time by Chiaotung Bank. As at December 31, 2005, the interest rates on the loans were 3.4% per annum. Interest on all three loans is payable on a monthly basis in New Taiwan dollars. The principal on the $1,766 loan and the $2,649 loan are each repayable in 21 equal quarterly installments commencing March 29, 2004 and May 15, 2004, respectively. The principal on the $7,359 loan is repayable in 13 equal quarterly installments commencing June 27, 2003. As of December 31, 2005, the $1,766 loan is secured by fixed deposit and land pledged to the bank of $3,172, the $2,649 loan is secured by fixed deposit and building pledged to the bank of $6,643 and the $7,359 loan is secured by fixed deposit and machinery pledged to the bank of $3,847.
In 2003, Winstek entered into two floating rate New Taiwan dollar loans of $4,416 and $2,944 with Chiaotung Bank and Hsinchu International Bank, respectively. The interest rates on the loans are revised from time to time by the banks. As at December 31, 2005, the interest rates on the loans were 3.4% and 2.8% per annum, respectively. Interest on all two loans is payable on a monthly basis in New Taiwan dollars. The principal on the $4,416 loan is repayable in 13 equal quarterly installments commencing November 10, 2004, and the principal on the $2,944 loan is repayable in 48 unequal monthly installments commencing January 10, 2004. The loans are secured by machinery pledged to the banks of $5,899 as of December 31, 2005.
In 2004, Winstek entered into a floating rate New Taiwan dollar term loan facility of NT$1.8 billion ($56,711) with a syndicate of lenders, with Chiaotung Bank as the agent bank. The purpose of the term loan is for the expansion of Winstek’s testing capacity. The loan may also be accessed through letters of credit. The term loan must be fully drawn within 18 months from August 27, 2004, the date of the first drawdown. Winstek must satisfy certain conditions precedent with respect to each drawdown. As of December 31, 2005, Winstek has drawn down NT$997.2 million ($29,965) under the loan, which is repayable in eight equal installments commencing February 27, 2006 and ending on August 27, 2009. The interest rate on the term loan is the rate set by Chunghwa Post Co. Ltd. plus 1.3% per annum. As of December 31, 2005, the interest rate on the loan was 3.2% per annum. Interest on the loan is payable on a monthly basis. The loan is secured by certain machinery purchased with the loan proceeds amounting to $31,880 as of December 31, 2005.
In 2005, Winstek entered into three Taiwan dollar floating rate loan of $9,015, $6,010 and $1,502 with Taishin Bank, China Development Bank and Hsinchu International Bank, respectively. The interest rates on the loans are revised from time to time by the banks. As at December 31, 2005, the interest rates were 2.2%, 2.2% and 2.7% per annum, respectively. Interest on all three loans is payable on a monthly basis in New Taiwan dollars. The principal on the $9,015 and $6,010 loans are repayable on maturity. The principal on the $1,502 loan is repayable in 12 equal quarterly installments commencing February 18, 2006. The $9,015 loan is secured by machinery pledged to the bank of $17,013.
In 2003, Winstek entered into a Taiwan dollar fixed rate loan with Taiwan Life Insurance Company of $2,711. As of December 31, 2005, the loan bears interest at the rate of 3.4% per annum. Interest and principal are repayable in 12 equal quarterly installments commencing December 26, 2003. The loan is secured by machinery pledged to Taiwan Life Insurance Company amounting to $2,174 as of December 31, 2005.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2004, Winstek entered into a Taiwan dollar fixed rate loan with Taiwan Life Insurance Company of $3,303. As of December 31, 2005, the interest rate on the loan is 3.4% per annum. Interest and principal on the loan is repayable in 16 equal quarterly installments. As of December 31, 2005, the loan is secured by machinery pledged to Taiwan Life Insurance Company amounting to $4,550.
In 2004, two Taiwan dollar fixed rate commercial papers of NT$50.0 million ($1,577) each were issued through Taching Bill Co. (guaranteed by Far East Commercial Bank) and Chung Hsing Bill Co. (guaranteed by Fu-Hua Commercial Bank) for two years, commencing November 12, 2004 and December 24, 2004, respectively. The interest rates on the commercial papers were 1.7 % per annum for Taching Bill Co. and 1.9% per annum for Chung Hsing Bill Co. Interest is repayable every two months and principal is repayable on maturity.
In 2005, Winstek entered into a Taiwan dollar fixed rate loan of $3,005 with IBT Bank. As of December 31, 2005, the interest rate on the loan is 2.5% per annum. Interest on the loan is payable on a monthly basis in New Taiwan dollars. The principal is repayable in 6 equal half-yearly installments commencing May 17, 2006.
In addition to amounts disclosed above, the Company has deposits of $2,608 pledged as security for bank credit and facility lines made available to the Company as of December 31, 2005. As of December 31, 2004, $1,121 deposits were pledged as security.
Annual maturities of long-term debts as of December 31, 2005 are as follows:

Payable in year ending December 31,
2006	$18,651
2007	51,275
2008	301,229
2009	7,921
2010	150,000
Thereafter	265,000

$794,076

Substantially all assets of the STATS ChipPAC consolidated group, with the exception of Winstek and the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), have been pledged as collateral under the terms of the 6.75% Senior Notes due 2011 or the 7.5% Senior Notes due 2010. The indenture governing the 6.75% senior notes and the 7.5% senior notes has been fully and unconditionally guaranteed, on an unsecured senior basis, by the parent company and the guaranteeing subsidiaries. See Note 28, Condensed Consolidating Financial Information. These indentures contain certain covenants which, among other things, limit the incurrence of additional indebtedness, prepay subordinated debts, investments, dividends, transaction with affiliates, asset sales, sale and leaseback, liens and encumbrances, merger and consolidations and other customary restrictions. The 6.75% senior notes and the 7.5% senior notes are cross-defaulted to the Company’s other indebtedness.
18. Unutilized Credit Facilities
At December 31, 2005, the Company has undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $185,569 with financial institutions.
The notional letters of credit amounts outstanding at December 31, 2004 and 2005 were $nil and $8,951, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
19. Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 31,
	2004	2005
Deferred grant	$268	$—
Deferred tax liabilities	33,763	46,654
Others	16,331	19,957

	$50,362	$66,611

The deferred grant in 2004 referred to a 5-year grant of $13,878 obtained by the Company from the Economic Development Board under its Research Incentive Scheme for Companies in 1997 to acquire equipment to be used in certain research and development projects. The grant, which was a reimbursement of specified costs, has no requirement for repayment. Amounts received for asset-related grant were deferred and recognized in other income over the life of the related asset.
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
As a result of the employees exercising their share options in 2003, 2004 and 2005, 1,115,470, 5,802,800 and 31,961,575 ordinary shares were issued, respectively.
Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. The Singapore law was revised effective January 30, 2006 whereby common stock par value is eliminated. The revision will result in all ordinary shares being recorded with no par value.
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
As of December 31, 2004 and 2005, the Company’s share premium account amounted to $1,406,019 and $1,414,721, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
22. Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss are as follows:

	December 31,
	2004	2005
Currency translation loss	$5,865	$8,320
Unrealized gain on hedging instruments	(3,785)	(775)
Unrealized loss on available-for-sale marketable securities	780	1,027

	$2,860	$8,572

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
In August 2004, the Company adopted an employee share purchase plan (“ESPP”) for the benefit of its employers. A maximum aggregate of 130 million shares have been reserved for issuance under the ESPP. The ESPP qualifies in the United States under Section 423 of the United States for Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85.0% of the lower of the fair market value at the beginning or the end specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ends on February 14, 2005. Share purchases are limited to 15.0% of an employee’s eligible compensation.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following table summarizes stock option activity for the years ended December 31, 2003, 2004 and 2005:

		Weighted
		Average
	Options	Exercise Price
	(In thousands)
Options outstanding at January 1, 2003	54,275	1.65
Granted during the year	10,956	1.17
Lapsed during the year	(3,094)	1.69
Exercised during the year	(1,115)	0.62

Options outstanding at December 31, 2003	61,022	1.58
Assumed through ChipPAC acquisition	76,493	0.55
Granted during the year	11,523	0.87
Lapsed during the year	(11,239)	1.16
Exercised during the year	(5,802)	0.33

Options outstanding at December 31, 2004	131,997	1.01
Granted during the year	27,299	0.59
Lapsed during the year	(16,972)	1.03
Exercised during the year	(18,149)	0.35

Options outstanding at December 31, 2005	124,175	$1.01

Exercisable at December 31, 2003	33,728	$1.66

Exercisable at December 31, 2004	66,097	$1.13

Exercisable at December 31, 2005	62,785	$1.30

Weighted-average fair value of options granted in 2003, 2004 and 2005 were $0.60, $0.92 and $0.38, respectively.
The following table summarizes information about fixed stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted
	Number	Remaining	Average	Number	Weighted
Range of Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Average
Prices	12/31/2005	Life	Price	12/31/2005	Exercise Price
	(In thousands)			(In thousands)
$0.14 to $0.15	143	3.8 years	$0.15	143	$0.15
$0.21 to $0.29	12,272	6.8 years	$0.27	6,780	$0.25
$0.32 to $0.47	5,093	5.3 years	$0.43	4,999	$0.43
$0.53 to $0.89	62,614	8.2 years	$0.69	16,957	$0.79
$0.91 to $1.09	1,761	6.7 years	$0.96	1,117	$0.97
$1.16 to $1.66	33,420	6.4 years	$1.38	23,917	$1.43
$2.01 to $2.61	3,122	4.0 years	$2.06	3,122	$2.06
$3.99	5,750	4.3 years	$3.99	5,750	$3.99

	124,175			62,785

Total compensation expense recognized for stock-based compensation on share options and employee share purchase rights for the years ended December 31, 2003, 2004 and 2005 were $97, $658 and $743, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
24. Commitments and Contingencies
     (a) Commitments
As of December 31, 2004 and 2005, capital commitments consist of the following:

	December 31,
	2004	2005
Capital commitments
Building, mechanical and electrical installation	$1,598	$3,204
Plant and machinery	34,717	144,169

Other commitments
Inventories	$47,210	$121,822

The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $4,640 per annum for 2006 through 2010. Following the acquisition of ChipPAC, the Company assumed the obligation to pay until June 30, 2007 additional contingent incentive payments to Cirrus Logic, Inc. of up to approximately $1,625 subject to achievement of certain milestones.
The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense for the years ended December 31, 2003, 2004 and 2005 was $2,597, $4,781 and $8,499, respectively.
The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2008. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases for the years ended December 31, 2003, 2004 and 2005 were $18,118, $39,543 and $30,514, respectively.
Future minimum lease payments under non-cancelable operating leases as of December 31, 2005 were:

Payable in year ending December 31,
2006	$13,795
2007	10,488
2008	9,390
2009	8,600
2010	8,556
Thereafter	61,819

$112,648

     (b) Contingent liabilities
In the normal course of business, the Company is subject to claims and litigations. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. On July 31, 2002, Seagate Technology L.L.C. (“Seagate”) filed suit against Atmel Corporation and Atmel SARL in Santa Clara County Superior Court. Seagate alleges that Atmel supplied defective semiconductor chips, and that Atmel had its chips outsourced and packaged by ChipPAC and Amkor Technology, Inc. On November 19, 2003, Atmel filed a First Amended Cross-Complaint against ChipPAC, Amkor and Sumitomo Bakelite, Ltd., the Japanese manufacturer of the allegedly defective epoxy mold compound. On April 14, 2005, the Company reached a resolution with Seagate with respect to this litigation. As part of a broader settlement agreement among all parties to this matter, the Company had agreed to pay a fee in consideration of a release from all claims related to this litigation. The amount related to the settlement is being paid by the Company’s insurer.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having ball grid array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
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
In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15,727 as of December 31, 2005) made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,620 as of December 31, 2005) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 31, 2005 is estimated to be 31.6 billion South Korean Won (approximately $30,981 as of December 31, 2005). As of December 31, 2005, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
25. Other Non-Operating Income (Expense), net

	For the Year Ended
	December 31,
	2003	2004	2005
Government grant income	$2,347	$—	$—
Gain (loss) on sale and maturity of marketable securities	5,040	(537)	—
Loss from repurchase and redemption of senior and convertible notes	—	(797)	(1,653)
Other income, net	183	398	577

	$7,570	$(936)	$(1,076)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
26. Fair Value of Financial Instruments

	December 31,
	2004		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	$	$	$	$
Financial Assets:
Cash and cash equivalents	227,509	227,509	224,720	224,720
Marketable securities	20,181	20,181	35,451	35,451
Pledged fixed deposits	1,121	1,121	2,608	2,608
Financial Liabilities:
Short-term borrowings	19,874	19,874	16,891	16,891
Long-term debts, excluding senior and convertible notes	60,293	60,163	67,613	67,476
Senior and convertible notes	736,289	748,907	726,463	708,110
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
Pledged fixed deposits
The fair value is based on current interest rates available to the Company for fixed deposits of similar terms and remaining maturities.
Short-term borrowings and long-term debts
The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.
Senior and convertible notes
The fair value is estimated by obtaining quotes from market and brokers.

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

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	For the Year Ended December 31,
	2003	2004	2005
Singapore
— packaging — array	$1	$6	$—
— packaging — leaded	638	830	189
— test and other services	13,301	17,708	12,459

	13,940	18,544	12,648

United States
— packaging — array	76,485	253,595	444,066
— packaging — leaded	93,841	145,511	230,462
— test and other services	139,388	195,082	210,511

	309,714	594,188	885,039

Rest of Asia
— packaging — array	998	49,500	129,082
— packaging — leaded	3,895	8,585	17,038
— test and other services	34,200	63,197	86,277

	39,093	121,282	232,397

Europe
— packaging — array	932	9,264	7,672
— packaging — leaded	4,015	6,172	6,750
— test and other services	12,997	19,671	12,747

	17,944	35,107	27,169

Total
— packaging — array	78,416	312,365	580,820
— packaging — leaded	102,389	161,098	254,439
— test and other services	199,886	295,658	321,994

	$380,691	$769,121	$1,157,253

Long-lived assets by geographical area were:

	For the Year Ended
	December 31,
	2004	2005
Singapore	$391,522	$350,960
United States	24,704	25,574
Rest of Asia	619,577	730,497

Total	$1,035,803	$1,107,031

Net assets by geographical area were:

	For the Year Ended
	December 31,
	2004	2005
Singapore	$689,100	$531,141
United States	23,190	6,843
Rest of Asia	447,060	603,668

Total	$1,159,350	$1,141,652

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Revenues from major customers, as a percentage of net revenues, were as follows:

	For the Year Ended
	December 31,
	2003	2004	2005
	%	%	%
Customer A	31.6	20.6	11.6
Customer B	12.0	11.1	10.4
Customer C	13.6	8.5	10.1
Others	42.8	59.8	67.9

	100.0	100.0	100.0

28. Condensed Consolidating Financial Information
In connection with the merger with ChipPAC in 2004, the Company assumed the $150,000 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003

			Non-
	STATS	Guarantor	Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$337,934	$12,137	$31,041	$(421)	$380,691
Cost of revenues	(291,769)	(12,546)	(23,908)	209	(328,014)

Gross profit (loss)	46,165	(409)	7,133	(212)	52,677

Operating expenses:
Selling, general and administrative	32,228	2,307	2,264	(324)	36,475
Research and development	14,808	—	672	(185)	15,295
Other general expenses, net	502	536	—	(664)	374

Total operating expenses	47,538	2,843	2,936	(1,173)	52,144

Operating income (loss)	(1,373)	(3,252)	4,197	961	533

Other income (expense), net:
Interest income	4,618	—	167	—	4,785
Interest expense	(12,474)	—	(1,520)	—	(13,994)
Foreign currency exchange gain (loss)	1,496	—	138	—	1,634
Equity loss from investment in subsidiaries	(1,590)	—	—	1,590	—
Other non-operating income (expense), net	7,611	—	(41)	—	7,570

Total other income (expense), net	(339)	—	(1,256)	1,590	(5)

Income (loss) before income taxes	(1,712)	(3,252)	2,941	2,551	528
Income tax benefit (expense)	(965)	774	(514)	—	(705)

Loss before minority interest	(2,677)	(2,478)	2,427	2,551	(177)
Minority interest	—	—	—	(1,539)	(1,539)

Net income (loss)	$(2,677)	$(2,478)	$2,427	$1,012	$(1,716)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2003

			Non –
	STATS	Guarantor	Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(2,677)	$(2,478)	$2,427	$1,012	$(1,716)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	98,823	5,761	16,235	(209)	120,610
Amortization of leasing prepayments	11,732	—	—	—	11,732
Debt issuance cost amortization	1,155	—	—	—	1,155
Loss (gain) on sale of property, plant and equipment	503	307	42	(752)	100
Accretion of discount on convertible notes	7,366	—	—	—	7,366
Foreign currency exchange gain	(2,875)	—	(492)	—	(3,367)
Deferred income taxes	(741)	—	(505)	—	(1,246)
Minority interest in loss of subsidiary	—	—	—	1,539	1,539
Loss (gain) on sale and maturity of marketable securities	(5,025)	—	(15)	—	(5,040)
Equity loss from investment in subsidiaries	1,590	—	—	(1,590)	—
Others	—	—	(54)	—	(54)
Changes in operating working capital:
Accounts receivable	(27,196)	(865)	(2,216)	—	(30,277)
Amounts due from affiliates	(2,827)	(643)	1	537	(2,932)
Inventories	(10,095)	—	—	—	(10,095)
Other receivables, prepaid expenses and other assets	(15,854)	604	(1,533)	—	(16,783)
Accounts payable, accrued operating expenses and other payables	9,640	368	1,761	—	11,769
Amounts due to affiliates	1,010	(743)	57	(537)	(213)

Net cash provided by operating activities	$64,529	$2,311	$15,708	$—	$82,548

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$70,238	$—	$7,328	$—	$77,566
Proceeds from maturity of marketable securities	5,753	—	—	—	5,753
Purchases of marketable securities	(32,924)	—	(10,926)	—	(43,850)
Acquisition of subsidiary, net of cash acquired	(15,533)	—	3,092	12,441	—
Purchase of additional shares in subsidiary	(467)	—	—	—	(467)
Purchases of property, plant and equipment	(168,968)	(2,172)	(38,186)	—	(209,326)
Others, net	(4,136)	1	189	—	(3,946)

Net cash used in investing activities	$(146,037)	$(2,171)	$(38,503)	$12,441	$(174,270)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(27,419)	$—	$(27,419)
Repayment of long-term debts	(14,768)	—	(4,945)	—	(19,713)
Proceeds from issuance of shares, net of expenses	112,245	—	17,673	(12,441)	117,477
Proceeds from issuance of convertible notes, net of expenses	112,345	—	—	—	112,345
Proceeds from bank borrowings	—	—	49,839	—	49,839
Decrease in restricted cash	3,500	—	4,723	—	8,223
Grants received	6,784	—	—	—	6,784
Capital lease payments	(7,405)	(317)	(5,140)	—	(12,862)

Net cash provided by (used in) financing activities	$212,701	$(317)	$34,731	$(12,441)	$234,674

Net increase (decrease) in cash and cash equivalents	$131,193	$(177)	$11,936	$—	$142,952
Effect of exchange rate changes on cash and cash equivalents	2,326	—	224	—	2,550
Cash and cash equivalents at beginning of the year	163,646	398	3,617	—	167,661

Cash and cash equivalents at end of the year	$297,165	$221	$15,777	$—	$313,163

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2004

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509
Short-term marketable securities	—	—	—	787	1,273	—	2,060
Accounts receivable, net	66,875	—	—	70,444	12,331	—	149,650
Amounts due from affiliates	250,479	194,605	13,002	66,326	3,719	(525,508)	2,623
Other receivables	8,022	70	7,620	863	238	—	16,813
Inventories	19,916	—	23,868	4,572	6,334	—	54,690
Prepaid expenses and other current assets	32,971	1,525	273	740	3,327	—	38,836

Total current assets	563,087	196,733	46,739	162,734	48,396	(525,508)	492,181
Long-term marketable securities	18,097	—	—	—	24	—	18,121
Property, plant and equipment, net	391,523	4,912	199,234	176,780	263,530	(176)	1,035,803
Investment in subsidiaries	750,620	—	—	—	—	(750,620)	—
Intangible assets	1,398	2,802	1,816	118,358	1,456	—	125,830
Goodwill	—	—	312,758	102,591	106,040	2,209	523,598
Prepaid expenses and other non-current assets	41,686	487	28,242	184	5,570	—	76,169

Total assets	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$7,957	$2,314	$41,448	$2,148	$14,714	$(8)	$68,573
Payables related to property, plant and equipment purchases	20,028	4	9,610	8,268	13,728	—	51,638
Accrued operating expenses	36,773	8,307	4,382	6,953	7,484	—	63,899
Income taxes payable	—	13	1,555	450	20	—	2,038
Short-term borrowings	—	—	19,874	—	—	—	19,874
Amounts due to affiliates	4,941	173	50,205	437,110	33,216	(525,508)	137
Current obligations under capital leases	805	—	6,782	—	—	—	7,587
Short-term debts and current installments of long-term debts	137,107	—	—	—	17,300	—	154,407

Total current liabilities	207,611	10,811	133,856	454,929	86,462	(525,516)	368,153
Obligations under capital leases, excluding current installments	—	—	10,771	—	—	—	10,771
Long-term debts, excluding current installments	399,182	200,000	—	—	42,993	—	642,175
Other non-current liabilities	268	—	35,792	10,189	4,113	—	50,362

Total liabilities	607,061	210,811	180,419	465,118	133,568	(525,516)	1,071,461

Minority interest	—	—		—	—	40,891	40,891
Total shareholders’ equity	1,159,350	(5,877)	408,370	95,529	291,448	(789,470)	1,159,350

Total liabilities and shareholders’ equity	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$462,697	$9,703	$148,382	$259,785	$83,382	$(194,828)	$769,121
Cost of revenues	(390,673)	(203)	(130,630)	(243,295)	(73,690)	194,951	(643,540)

Gross profit	72,024	9,500	17,752	16,490	9,692	123	125,581

Operating expenses:
Selling, general and administrative	42,877	7,682	3,271	25,862	5,273	—	84,965
Research and development	10,811	1,047	2,933	1,952	894	—	17,637
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000
Other general expenses (income), net	(618)	121	—	33	(44)	44	(464)

Total operating expenses	53,070	8,850	277,938	116,982	98,254	44	555,138

Operating income (loss)	18,954	650	(260,186)	(100,492)	(88,562)	79	(429,557)

Other income (expense), net:
Interest income	7,774	9	59	3,596	123	(7,131)	4,430
Interest expense	(19,173)	(2,875)	(1,399)	(10,944)	(1,556)	7,131	(28,816)
Foreign currency exchange gain (loss)	(206)	—	(1,915)	881	118	—	(1,122)
Equity loss from investment in subsidiaries	(472,535)	(67,882)	—	(87,677)	—	628,094	—
Other non-operating income (expense), net	(675)	12	11	(542)	258	—	(936)

Total other income (expense), net	(484,815)	(70,736)	(3,244)	(94,686)	(1,057)	628,094	(26,444)

Income (loss) before income taxes	(465,861)	(70,086)	(263,430)	(195,178)	(89,619)	628,173	(456,001)
Income tax benefit (expense)	(1,862)	(14)	(6,500)	(515)	997	—	(7,894)

Income (loss) before minority interest	(467,723)	(70,100)	(269,930)	(195,693)	(88,622)	628,173	(463,895)
Minority interest	—	—	—	—	—	(3,828)	(3,828)

Net income (loss)	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2004

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	104,141	628	17,008	37,312	29,638	(44)	188,683
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000
Amortization of leasing prepayments	25,718	—	—	—	—	—	25,718
Debt issuance cost amortization	1,741	—	—	—	172	—	1,913
Loss (gain) on sale of property, plant and equipment	(631)	—	—	5	(30)	—	(656)
Accretion of discount on convertible notes	11,923	—	—	(486)	—	—	11,437
Loss from repurchase and redemption of senior and convertible notes	266	—	—	531	—	—	797
Foreign currency exchange gain	(516)	—	—	—	(314)	—	(830)
Deferred income taxes	9,145	—	6,204	461	(805)	—	15,005
Minority interest in income of subsidiary	—	—	—	—	—	3,828	3,828
Equity loss from investment in subsidiaries	472,535	67,882	—	87,677	—	(628,094)	—
Gain on sale and maturity of marketable securities	503	—	—	—	34	—	537
Others	1,162	127	—	(193)	(32)	(35)	1,029
Changes in operating working capital:
Accounts receivable	3,670	—	—	8,789	(4,310)	—	8,149
Amounts due from affiliates	(242,237)	26,486	(1,171)	6,976	15,986	198,387	4,427
Inventories	(77)	—	(632)	(314)	(148)	—	(1,171)
Other receivables, prepaid expenses and other assets	(64,078)	(1,442)	(2,459)	2,683	875	—	(64,421)
Accounts payable, accrued operating expenses and other payables	(2,709)	(23,934)	3,506	(14,644)	(3,625)	—	(41,406)
Amounts due to affiliates	(2,918)	(85)	94	191,182	8,415	(198,387)	(1,699)

Net cash provided by operating activities	(150,085)	(438)	24,354	213,421	49,365	—	136,617

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$101,323	$—	$—	$—	$29,174	$—	$130,497
Proceeds from maturity of marketable securities	46,687	—	—	—	—	—	46,687
Purchases of marketable securities	(137,124)	—	—	222	(24,041)	—	(160,943)
Acquisition of intangible assets	—	(399)	(45)	(510)	(474)	—	(1,428)
Acquisition of subsidiary, net of cash acquired	(9,369)	—	—	—	—	16,577	7,208
Cash injection in subsidiary	(4,680)	—	—	—	—	4,680	—
Purchases of property, plant and equipment	(172,320)	(1,090)	(35,893)	(24,434)	(81,225)	27,388	(287,574)
Others, net	20,926	33	133	3,011	4,014	(27,388)	729

Net cash used in investing activities	(154,557)	(1,456)	(35,805)	(21,711)	(72,552)	21,257	(264,824)

Cash Flows From Financing Activities
Repayment of short-term debts	$(50,000)	$—	$—	$—	$(22,006)	—	$(72,006)
Repayment of long-term debts	—	—	—	—	(8,982)	—	(8,982)
Proceeds from issuance of shares, net of expenses	1,968	—	—	—	4,680	(4,680)	1,968
Proceeds from issuance of senior notes, net of expenses	210,458	—	—	—	—	—	210,458
Repurchase and redemption of senior and convertible notes	(18,083)	—	—	(175,564)	—	—	(193,647)
Proceeds from bank borrowings	50,000	—	8,016	—	49,604	—	107,620
Decrease in restricted cash	—	—	—	—	2,927	—	2,927
Capital lease payments	(2,042)	—	(1,727)	(2,663)	(778)	—	(7,210)

Net cash provided by (used in) financing activities	192,301	—	6,289	(178,227)	25,445	(4,680)	41,128

Net increase (decrease) in cash and cash equivalents	(112,341)	(1,894)	(5,162)	13,483	2,258	16,577	(87,079)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	1,425	—	1,425
Cash and cash equivalents at beginning of the year	297,165	2,427	7,138	5,519	17,491	(16,577)	313,163

Cash and cash equivalents at end of the year	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2005

			STATS		Non–
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720
Short-term marketable securities	—	—	—	—	17,648	—	17,648
Accounts receivable, net	90,825	—	—	130,129	20,036	—	240,990
Amounts due from affiliates	360,343	202,224	8,575	96,148	13,612	(674,092)	6,810
Other receivables	3,936	245	6,047	204	904	—	11,336
Inventories	25,365	—	32,024	4,621	17,473	—	79,483
Prepaid expenses and other current assets	15,096	1,357	3,468	1,216	5,590	—	26,727

Total current assets	640,406	204,461	82,405	242,183	112,351	(674,092)	607,714
Long-term marketable securities	17,803	—	—	—	—	—	17,803
Property, plant and equipment, net	350,960	4,800	261,650	218,202	271,504	(85)	1,107,031
Investment in subsidiaries	738,852	12,186	—	—	—	(751,038)	—
Intangible assets	1,998	2,281	1,615	63,990	2,896	—	72,780
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Prepaid expenses and other non-current assets	28,850	369	28,931	202	7,077	—	65,429

Total assets	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$23,665	$477	$63,150	$11,302	$37,464	$—	$136,058
Payables related to property, plant and equipment purchases	22,404	—	23,980	12,694	20,347	—	79,425
Accrued operating expenses	56,620	10,377	10,317	9,334	10,284	—	96,932
Income taxes payable	—	68	1,555	612	—	—	2,235
Short-term borrowings	—	—	16,891	—	—	—	16,891
Amounts due to affiliates	8,065	1,882	89,351	542,979	31,877	(674,092)	62
Current obligations under capital leases	—	—	7,091	—	—	—	7,091
Current installments of long-term debts	—	—	—	—	18,651	—	18,651

Total current liabilities	110,754	12,804	212,335	576,921	118,623	(674,092)	357,345
Obligations under capital leases, excluding current installments	—	—	3,680	—	—	—	3,680
Long-term debts, excluding current installments	526,463	200,000	2,760	—	46,202	—	775,425
Other non-current liabilities	—	—	50,112	11,763	4,736	—	66,611

Total liabilities	637,217	212,804	268,887	588,684	169,561	(674,092)	1,203,061

Minority interest	—	—	—	—	—	48,669	48,669
Total shareholders’ equity	1,141,652	11,293	418,051	38,278	329,961	(797,583)	1,141,652

Total liabilities and shareholders’ equity	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2005

			STATS		Non–
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$435,630	$40,268	$387,830	$684,290	$163,870	$(554,635)	$1,157,253
Cost of revenues	(363,092)	(384)	(347,964)	(612,676)	(142,909)	499,002	(968,023)

Gross profit	72,538	39,884	39,866	71,614	20,961	(55,633)	189,230

Operating expenses:
Selling, general and administrative	44,488	24,862	9,007	94,774	9,635	(46,995)	135,771
Research and development	10,779	5,556	6,986	10,015	1,452	(8,717)	26,071
Restructuring charges	734	—	—	96	—	—	830
Other general expenses (income), net	—	—	—	(20)	—	—	(20)

Total operating expenses	56,001	30,418	15,993	104,865	11,087	(55,712)	162,652

Operating income (loss)	16,537	9,466	23,873	(33,251)	9,874	79	26,578

Other income (expense), net:
Interest income	24,292	17	226	2,531	229	(20,881)	6,414
Interest expense	(31,358)	(8,240)	(3,372)	(18,827)	(1,713)	20,881	(42,629)
Foreign currency exchange gain (loss)	(1,125)	(3)	(535)	1,529	665	—	531
Equity gain (loss) from investment in subsidiaries	(32,320)	414	—	—	—	31,906	—
Other non-operating income (expense), net	(1,648)	(91)	(19)	93	589	—	(1,076)

Total other income (expense), net	(42,159)	(7,903)	(3,700)	(14,674)	(230)	31,906	(36,760)

Income (loss) before income taxes	(25,622)	1,563	20,173	(47,925)	9,644	31,985	(10,182)
Income tax benefit (expense)	(689)	(56)	(7,767)	(1,909)	732	—	(9,689)

Income (loss) before minority interest	(26,311)	1,507	12,406	(49,834)	10,376	31,985	(19,871)
Minority interest	—	—	—	—	—	(6,440)	(6,440)

Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	81,823	2,073	41,982	86,275	42,064	(79)	254,138
Amortization of leasing prepayments	25,790	—	—	—	—	—	25,790
Debt issuance cost amortization	1,848	113	—	—	—	—	1,961
Loss (gain) on sale of property, plant and equipment	445	—	220	(62)	926	—	1,529
Accretion of discount on convertible notes	7,414	—	—	—	—	—	7,414
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange loss (gain)	48	—	—	168	(350)	—	(134)
Deferred income taxes	617	—	7,767	1,574	(607)	—	9,351
Minority interest in income of subsidiary	—	—	—	—	—	6,440	6,440
Equity loss (gain) from investment in subsidiaries	32,320	(414)	—	—	—	(31,906)	—
Others	698	134	344	311	(209)	—	1,278
Changes in operating working capital:
Accounts receivable	(23,950)	—	—	(59,685)	(7,705)	—	(91,340)
Amounts due from affiliates	(109,865)	(4,564)	4,426	(16,358)	(9,893)	132,067	(4,187)
Inventories	(5,449)	—	(8,156)	(49)	(11,139)	—	(24,793)
Other receivables, prepaid expenses and other assets	7,357	315	(1,667)	(153)	(2,336)	—	3,516
Accounts payable, accrued operating expenses and other payables	35,737	89	30,918	12,200	25,555	—	104,499
Amounts due to affiliates	3,124	1,709	39,146	89,352	(1,339)	(132,067)	(75)

Net cash provided by operating activities	33,299	962	127,386	63,739	45,343	—	270,729

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$15,726	$—	$15,726
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(32,017)	—	(32,017)
Cash injection in subsidiary	(25,587)	—	—	(25,500)	—	51,087	—
Acquisition of intangible assets	(787)	(698)	(812)	(837)	(1,719)	—	(4,853)
Purchases of property, plant and equipment	(53,718)	(187)	(94,163)	(78,419)	(61,648)	42,360	(245,775)
Others, net	18,726	10	4,927	9,629	12,207	(42,360)	3,139

Net cash used in investing activities	(61,366)	(875)	(90,048)	(94,340)	(67,451)	51,087	(262,993)

Cash Flows From Financing Activities
Repayment of short-term debts	$(100,464)	$—	$(35,779)	$—	$(7,033)	$—	$(143,276)
Repayment of long-term debts	—	—	(7,101)	—	(30,569)	—	(37,670)
Proceeds from issuance of shares, net of expenses	13,521	—	—	21,479	33,231	(54,710)	13,521
Proceeds from issuance of convertible notes, net of expenses	146,535	—	—	—	—	—	146,535
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	42,657	—	44,964	—	188,085
Increase in restricted cash	—	—	(18)	—	(1,469)	—	(1,487)
Grants received	246	—	—	—	—	—	246
Capital lease payments	(4,955)	—	(6,782)	—	—	—	(11,737)
Contribution by minority interest in subsidiary, net	—	—	—	—	—	3,623	3,623

Net cash provided by (used in) financing activities	(11,916)	—	(7,023)	21,479	39,124	(51,087)	(9,423)

Net increase (decrease) in cash and cash equivalents	(39,983)	87	30,315	(9,122)	17,016	—	(1,687)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(1,102)	—	(1,102)
Cash and cash equivalents at beginning of the year	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the year	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720