Form 20-F
period 2006-12-31
STATS CHIPPAC LTD.
filed 2007-03-12
CIK 1101873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2006
or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to
or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report
Commission file number 000-29103
STATS ChipPAC Ltd.
(Exact Name of Registrant as specified in its charter)

Republic of Singapore (Jurisdiction of incorporation or organization)	10 Ang Mo Kio Street 65 #05-17/20 Techpoint Singapore 569059 (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares, including Ordinary Shares represented by American Depositary Shares (each representing ten Ordinary Shares) (Title of Class)	NASDAQ Stock Market (Name of Exchange on which registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
2,002,814,117 Ordinary Shares of Registrant.
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
Yes ☐          No ☐

		PAGE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
ITEM 4.	INFORMATION ON OUR COMPANY	20
ITEM 4A.	UNRESOLVED STAFF COMMENTS	42
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	59
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	74
ITEM 8.	FINANCIAL INFORMATION	76
ITEM 9.	THE OFFER AND LISTING	78
ITEM 10.	ADDITIONAL INFORMATION	79
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	91
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	92
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	92
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	92
ITEM 15.	CONTROLS AND PROCEDURES	92
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	93
ITEM 16B.	CODE OF ETHICS	93
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	94
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	94
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	94
ITEM 17.	FINANCIAL STATEMENTS	94
ITEM 18.	FINANCIAL STATEMENTS	95
ITEM 19.	EXHIBITS	95
SIGNATURES		100
INDEX TO FINANCIAL STATEMENTS
Ex-1.1 Memorandum of Association of STATS ChipPAC Ltd.
Ex-4.28 STATS ChipPAC Ltd. Share Option Plan
Ex-4.30 STATS ChipPAC Ltd. Performance Share Plan
Ex-4.41 Subscription Agreement dated June 22, 2006
Ex-4.42 Deed of Indemnity dated June 22, 2006
Ex-4.43 Joint Venture Agreement dated June 22, 2006
Ex-4.44 Asset Sale and Purchase Agreement dated June 22, 2006
EX-4.45 Amendment Number One dated July 14, 2006 to the Asset Sales & Purchase Agreement dated June 22, 2006
Ex-4.46 Manufacturer's Representative Agreement dated June 22, 2006
Ex-4.47 US$125,000,000 Syndicated Facility Agreement dated August 10, 2006 between STATS ChiPAC Ltd. and Oversea-Chinese Banking Corporation Limited
Ex-4.48 English language translation of Korean language US$25,000,000 Term Loan Agreement dated May 29, 2006 between STATS ChipPAC Korea Ltd. and Hana Bank
Ex-4.49 English language summary of Chinese language NT$1.8 Billion Syndicated Loan Agreement dated March 2, 2004 between Winstek Semiconductor Corporation and Mega Bank
Ex-4.50 English language summary of Chinese language NT$3.6 Billion Syndicated Loan Agreement dated August 18, 2006 between Winstek Semiconductor Corporation and Taishin Bank
Ex-12.1 Certification by CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
Ex-12.2 Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act 2002
Ex-13.1 Certification by CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Ex-13.2 Certification by CFO pursuant to Section 906 of the Sarbanes-Oxley Act 2002
Ex-15.1 Consent of Pricewaterhouse Coopers, Singapore,independent registered public accounting firm

i

GENERAL INFORMATION
     References to “Singapore dollars” and “S$” in this annual report mean Singapore dollars, the legal currency of the Republic of Singapore. References to “U.S. dollars”, “$” and “US$” mean United States dollars, the legal currency of the United States. References to “South Korean Won” and “KRW” mean Korean Republic Won, the legal currency of the Republic of Korea. References to “Chinese Renminbi” and “RMB” mean Chinese Renminbi, the legal currency of People’s Republic of China. References to “Malaysian Ringgit” and “MYR” mean Malaysian Ringgit, the legal currency of Malaysia. References to “New Taiwan dollar” and “NT$” mean New Taiwan dollars, the legal currency of Taiwan. References to “Japanese yen” or “¥” mean Japanese yen, the legal currency of Japan. The noon buying rate in the City of New York on January 31, 2007 was S$1.54 per $1.00 for cable transfers in Singapore dollars, KRW941.00 per $1.00 for cable transfers in South Korean Won, RMB7.77 per $1.00 for cable transfers in Chinese Renminbi, MYR3.50 per $1.00 for cable transfers in Malaysian Ringgit, NT$32.95 per $1.00 for cable transfers in New Taiwan dollars and ¥121.02 per $1.00 for cable transfers in Japanese yen, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain amounts in these currencies have been translated into U.S. dollars based on these exchange rates. Certain amounts (including percentage amounts) have been rounded for convenience; as a result, certain figures may not sum to total amounts or equal quotients.
     No representation is made that the Singapore dollar, U.S. dollar, South Korean Won, Chinese Renminbi, Malaysian Ringgit, New Taiwan dollar or Japanese yen amounts shown in this annual report could have been or could be converted at such rate or at any other rate.
     In this annual report, unless otherwise specified or the context requires, the terms “Company”, “combined company”, “STATS ChipPAC”, “we”, “our”, and “us” refer to STATS ChipPAC Ltd., a Singapore company, and its consolidated subsidiaries after the consummation of the merger described herein, the term “STATS” refers to ST Assembly Test Services Ltd, a Singapore company, and its consolidated subsidiaries prior to the consummation of the merger and the term “ChipPAC” refers to ChipPAC, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the consummation of the merger and ChipPAC, Inc. (now known as STATS ChipPAC, Inc. as described below) as a wholly-owned subsidiary of STATS ChipPAC after the consummation of the merger. On January 20, 2005, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC, Inc. The entity surviving the merger was renamed STATS ChipPAC, Inc.
     Following the consummation of the merger of STATS and ChipPAC, we have included in our financial results for the periods presented in this annual report the financial results of ChipPAC from August 5, 2004.
     Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2006 ended on March 26, June 25 and September 24, respectively, and our fourth quarter and fiscal year 2006 ended on December 31, while our first three quarters of 2005 ended on March 27, June 26 and September 25, respectively, and our fourth quarter and fiscal year 2005 ended on December 25, the Sunday nearest to the calendar quarter end of each period. Our quarterly periods in the years prior to 2005 ended on March 31, June 30, September 30 and December 31, respectively. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
FORWARD-LOOKING STATEMENTS
     Certain of the statements in this annual report on Form 20-F are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. These include statements on our financial condition and results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies and synergies, budget, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans or objectives of management, outcome of litigation, industry growth, the impact of regulatory initiatives, markets for our securities and other statements on underlying assumptions, other than statements of historical fact, including but not limited to those that are identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects” and similar expressions.
     Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers (PCs); decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; proposed tender offer by Singapore Technologies Semiconductors Pte Ltd (STSPL), a subsidiary of Temasek Holdings (Private) Limited (Temasek Holdings); actions that may be taken by the Company or third parties in connection with or in response to such proposed tender offer; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in product mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described in “Item 3. Key Information — D. Risk Factors”.
     You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.
RECENT DEVELOPMENTS
Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek Holdings, announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and American Depositary Shares (ADSs) in our Company that STSPL does not already own (the Offer). As of January 31, 2007, STSPL owned approximately 35.56% of our outstanding ordinary shares. The information in the following paragraph is based on STSPL’s Offer announcement.
The offer price will be S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer will be conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of our outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of our outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher purchase price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer would also include an offer by STSPL for our outstanding $115,000,000 Convertible Notes due 2008 and $150,000,000 2.50% Convertible Notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.
STSPL stated that it will send to our security holders the Offer to Purchase, which will contain the terms and conditions of the Offer, not earlier than 14 days and not later than 21 days from the date of the Offer announcement. STSPL announced that the Offer will remain open for acceptances by security holders for a period of not less than 20 U.S. business days or 28 calendar days after the date of posting of the Offer to Purchase, whichever is the longer.
On March 1, 2007, we announced that our board of directors will appoint an independent financial adviser to advise the directors of our Company who are regarded as independent for the purposes of the Offer under the Singapore Code on Take-Overs and Mergers (Take-Over Code) (Special Committee). On March 3, 2007, our board of directors formed the Special Committee to review and consider the Offer and such other strategic alternatives available to the Company as the Special Committee may deem to be appropriate. The recommendations to security holders by our Special Committee and the reasons for those recommendations will be set forth in a circular of our Company (which will also contain the advice of the independent financial adviser appointed by our Special Committee) and our Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (SEC). Following their publication, these documents can be obtained without charge at www.sec.gov, www.sgx.com and www.statschippac.com. Our security holders should read these filings as they will contain important information about the Offer, our board of director’s recommendations, the advice of the independent financial adviser and other related matters.
See “Item 5. Operating and Financial Review and Prospects — Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer” for a discussion of the impact on our liquidity and earnings guidance for our first fiscal quarter of 2007.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable

ITEM 3.	KEY INFORMATION
A. Selected Financial Data
     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated financial data as of December 25, 2005 and December 31, 2006 and for 2004, 2005 and 2006 are derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers (PwC), independent registered public accounting firm, and are included in “Item 18. Financial Statements”. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for 2002 and 2003 are derived from our audited consolidated financial statements, which are not included in this annual report.
     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
     Following the consummation of the merger of STATS and ChipPAC, we have included in our financial results for the periods presented in this annual report the financial results of ChipPAC from August 5, 2004. The financial results prior to 2004 reflect the financial results of STATS and do not include the financial results of ChipPAC.

	Year Ended
	December 31,	December 31,	December 31,	December 25,	December 31,
	2002	2003	2004	2005	2006
	(In thousands, except per share data and ratios)

Income Statement Data:
Net revenues	$225,738	$380,691	$769,121	$1,157,253	$1,616,933
Cost of revenues	(247,943)	(328,014)	(643,540)	(968,023)	(1,290,773)

Gross profit (loss)	(22,205)	52,677	125,581	189,230	326,160

Operating expenses:
Selling, general and administrative	37,241	36,849	84,501	135,751	139,466
Research and development	18,856	15,295	17,637	26,071	30,446
Goodwill impairment(1)	—	—	453,000	—	—
Equipment impairments(2)	14,666	—	—	—	—

	Year Ended
	December 31,	December 31,	December 31,	December 25,	December 31,
	2002	2003	2004	2005	2006
	(In thousands, except per share data and ratios)

Prepaid leases written off	764	—	—	—	—
Restructuring charges	—	—	—	830	1,938

Total operating expenses	71,527	52,144	555,138	162,652	171,850

Operating income (loss)(3)	(93,732)	533	(429,557)	26,578	154,310
Other income (expense), net:
Interest income (expense), net	(5,143)	(9,209)	(24,386)	(36,215)	(40,415)
Foreign currency exchange gain (loss)	(512)	1,634	(1,122)	531	(1,578)
Equity income from equity investee	—	—	—	—	152
Other non-operating income (expense), net	3,419	7,570	(936)	(1,076)	108

Total other income (expense), net	(2,236)	(5)	(26,444)	(36,760)	(41,733)

Income (loss) before income taxes	(95,968)	528	(456,001)	(10,182)	112,577
Income tax benefit (expense)	7,163	(705)	(7,894)	(9,689)	(25,759)

Income (loss) before minority interest	(88,805)	(177)	(463,895)	(19,871)	86,818
Minority interest	(514)	(1,539)	(3,828)	(6,440)	(10,010)

Net income (loss)	$(89,319)	$(1,716)	$(467,723)	$(26,311)	$76,808

Net income (loss) per ordinary share:
Basic	$(0.09)	$(0.00)	$(0.33)	$(0.01)	$0.04
Diluted	$(0.09)	$(0.00)	$(0.33)	$(0.01)	$0.04
Net income (loss) per ADS:
Basic	$(0.90)	$(0.02)	$(3.27)	$(0.13)	$0.39
Diluted	$(0.90)	$(0.02)	$(3.27)	$(0.13)	$0.37
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	991,549	1,005,374	1,428,954	1,961,950	1,991,110
Diluted	991,549	1,005,374	1,428,954	1,961,950	2,161,545
ADS (in thousands) used in per ADS calculation:
Basic	99,155	100,537	142,895	196,195	199,111
Diluted	99,155	100,537	142,895	196,195	216,154
Balance Sheet Data:
Cash and cash equivalents	$167,661	$313,163	$227,509	$224,720	$171,457
Working capital	165,851	328,583	124,028	250,369	227,967
Total assets	721,968	993,852	2,271,702	2,393,382	2,458,280
Current installments of obligations under capital leases	6,558	5,296	7,587	7,091	3,680
Short-term borrowings and current installments of long-term debt	21,588	6,841	174,281	35,542	61,693
Obligation under capital leases, excluding current installments	5,520	812	10,771	3,680	—
Long-term debt, excluding current installments	218,370	358,789	642,175	775,425	697,523
Shareholders’ equity	366,512	475,956	1,159,350	1,141,652	1,246,150
Share capital	$160,295	$172,434	$298,233	$303,052	$1,847,002
Ordinary shares outstanding (in thousands)	992,115	1,076,620	1,944,330	1,976,292	2,002,814

(1)	We recorded impairment charges of $453,000,000 in 2004 on our goodwill associated with purchase accounting for the acquisition of ChipPAC.

(2)	We recognized impairment charges of $14,666,000 in 2002 on our equipment.

(3)	Includes share-based compensation expenses of $60,000, $97,000, $658,000 and $743,000 in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) in 2002, 2003, 2004 and 2005, respectively, and $13,688,000 in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment” in 2006.

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
     Our results of operations have been and will be significantly affected by conditions in the semiconductor industry. The market for semiconductors is characterized by:
•	rapid technological change;

•	evolving industry standards;

•	intense competition; and

•	fluctuations in end-user demand.
     The semiconductor industry experienced a significant downturn beginning in the fourth quarter of 2000. This downturn had a significant adverse impact on our sales and financial performance as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started its recovery in late 2002. However, in late 2004 to early 2005 and in late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. Despite the softening of our business in late 2006, the semiconductor industry outlook in 2007 published by recognized industry research analysts and associations are projecting growth rates of approximately 7% as compared to 2006. However, there is no assurance that inventory correction will not continue or resurface in 2007 or that there will not be a further decline in the industry that will result in a material adverse effect on our business, financial condition and results of operations.
We may not be able to compete successfully in our industry.
     The independent semiconductor assembly and test service (SATS) industry is very competitive and diverse and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry comprises both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors, including, among others, Advanced Semiconductor Engineering, Inc. and its subsidiaries, Amkor Technology, Inc. and Siliconware Precision Industries Co., Ltd. Their facilities are primarily located in Asia.
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
A decrease in demand for communications equipment, consumer and multi-applications, or personal computers, may significantly decrease the demand of our services.
     Substantially all of our net revenues are derived from customers who use our test or packaging services for semiconductors used in communications equipment, consumer and multi-applications, or personal computers. Any significant decrease in the demand for communications equipment, consumer and multi-applications, or personal computers may decrease the demand for our services and could seriously harm our Company. In addition, the declining average selling prices of communications equipment, consumer and multi-applications, or personal computers places significant pressure on the prices of the components that are used in these products. If the average selling prices of communications equipment, consumer and multi-applications, or personal computers continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.
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
     In a downturn in the semiconductor industry, IDMs may respond by shifting some outsourced packaging and test services to internally serviced capacity on a short-term basis. This would have a material adverse effect on our business, financial condition and results of operations, especially during a prolonged industry downturn.
We depend on a small number of customers for a significant portion of our revenues and any decrease in sales to any of them could adversely affect our business and results of operations.
     We are dependent on a small group of customers for substantially all of our net revenues. In 2006, our ten largest customers accounted for 65.3% of our net revenues. Our two largest customers, Freescale Semiconductor, Inc. and Intel Corporation, each contributed in excess of 10% of our net revenues and in the aggregate contributed 20.8% of our net revenues in 2006.
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
     In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months at a significant cost to the customer. As a result, customers are reluctant to qualify new packaging and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our revenues. Furthermore, we believe that once a semiconductor company has selected a particular packaging and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s packaging and test services. See “Item 4. Information on Our Company — B. Business Overview — Customers”.

We may not be able to develop or access leading technology which may affect our ability to compete effectively.
     The semiconductor packaging and test markets are characterized by rapid technological change and increasing complexity. We must be able to offer our customers packaging and test services based upon the most advanced technology. This requirement could result in significant research and development expenditures and capital expenditures in the future. We periodically review our equipment for obsolescence and impairment. If we determine that, due to technological advances, reduced demand in certain end markets or otherwise, the anticipated future usage of any of our equipment has been diminished, we will write-down such equipment. Although no write-down of equipments was made in 2004, 2005 and 2006, we cannot assure you that we would not have to write down our equipment in the future.
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
     Our capital expenditures are largely driven by the demand for our services. Our capital expenditures were $277.7 million in 2005 and $348.5 million in 2006. In 2007, we expect our capital expenditures to be approximately $250.0 million, depending on business conditions. To grow our business, we will need to increase our packaging and test capacity, to replace existing equipment from time to time and to expand our facilities. This will require substantial capital expenditures for additional equipment and further expenditure to recruit and train new employees. These expenditures will likely be made in advance of increased sales. We cannot assure you that our net revenues will increase after these expenditures. Failure to increase our net revenues after these expenditures could have a material adverse effect on our business, financial condition and results of operations.
     We may need to obtain additional debt or equity financing to fund our capital expenditures. Additional debt financing may be required which, if obtained, may:
•	limit our Company or its subsidiaries’ ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our growth plan;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.
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
     In 2004, we suffered an operating loss of $429.6 million and a net loss of $467.7 million. In 2005, we achieved an operating income of $26.6 million, but suffered a net loss of $26.3 million. Although we achieved an operating income of $154.3 million and a net income of $76.8 million in 2006, we cannot assure you that we will not continue to incur operating losses and net losses in the future due to a variety of factors, including if there is a further decline in the semiconductor industry.
The announcement by Temasek Holdings’ subsidiary, STSPL, of a proposed tender offer to purchase all of our outstanding ordinary shares and ADSs may cause disruptions in our business, which could have a material adverse effect on our business and operations.
     Our customers, suppliers or other strategic partners, in response to the announcement by STSPL, a wholly-owned subsidiary of Temasek Holdings, of its intention to launch a tender offer to purchase all of our outstanding ordinary shares and ADSs and certain of our outstanding convertible notes, as described above under “Recent Developments — Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer”, may terminate or cancel their existing relationships with us, or delay or defer decisions to enter into or to renew those arrangements, which could have a material adverse effect on our business and operations. Similarly, our current and prospective employees may experience uncertainty about their future roles with our Company, which may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel.
Litigation may arise in connection with the proposed tender offer by STSPL, which could negatively impact our business and our results of operations.
     Litigation may arise against, among others, our Company and our directors and officers alleging, among others, breaches of fiduciary duties relating to the proposed tender offer by STSPL. There can be no assurance as to the outcome of any such litigation (if it arises) and the impact on our business and results of operations. Any such litigation, with or without merit, could substantially divert the attention of management and resources in general. In addition, the cost of defending any such litigation, even if resolved favorably, could be substantial.
Our substantial indebtedness could adversely affect our financial health.
     We have a substantial amount of indebtedness. As of December 31, 2006, we had total indebtedness of $762.9 million, consisting of $365.0 million of unsecured senior notes, $318.1 million of unsecured convertible notes (of which $161.5 million were senior convertible notes and $150.0 million were subordinated convertible notes), $79.2 million of senior secured debt (including capital lease obligations) and $0.6 million of unsecured short-term debt. In addition, we are permitted to incur additional debt under the terms of our existing debt.
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
     In addition, the holders of our various notes may, in certain circumstances, including a change in control of our Company, in each case as defined in the respective indenture relating to such notes, require us to redeem all or a portion of the holders’ notes. STSPL’s proposed tender offer for the remaining shares in our Company that STSPL does not already own, as described above under “Recent Developments — Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer”, if consummated, would result in a change in control of our Company as defined in the indenture relating to our $150.0 million of 2.5% convertible subordinated notes due 2008. In such an event, holders of our 2.5% convertible subordinated notes due 2008 will have the right to require us to repurchase all or a portion of their notes. Further, holders of our $115.0 million of zero coupon convertible notes due 2008 may require us to repurchase all or a portion of the holders’ convertible notes on November 7, 2007. In any such events, or at maturity of each series of notes, we may not have sufficient funds or we may not be able to arrange financing on terms that are acceptable to us or at all or to obtain waivers of prohibitions from lenders under our other financing arrangements to make the required purchase or redemption. If we do not have sufficient funds or are unable to obtain adequate financing or waivers to repurchase or redeem such notes, we will be in default under the terms of those notes.
To service our indebtedness and other potential liquidity requirements we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
     Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We believe that our cash flow from operations together with our existing liquid assets and credit facilities will be sufficient to meet our cash flow needs for at least the next 12 months. However, our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.
We recorded an impairment charge of $453.0 million to our earnings in 2004 and may be required to record another significant charge to earnings in the future when we review our goodwill or other intangible assets for potential impairment.
     As of December 31, 2006, we had goodwill and other intangible assets of approximately $513.5 million and $41.8 million, respectively, which primarily resulted from the accounting of the merger in 2004 using the purchase accounting method. Under U.S. GAAP, we are required to review our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill and other intangible assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $453.0 million to our earnings in 2004. Our impairment review of goodwill in 2005 and 2006 did not indicate any impairment. We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges will likely have a significant adverse impact on our results of operations.
We could suffer adverse tax and other financial consequences if taxing authorities do not agree with our interpretation of applicable tax laws.
     ChipPAC is our wholly-owned subsidiary. ChipPAC’s corporate structure and operations are based, in part, on interpretations of various tax laws, including withholding tax, and other relevant laws of applicable taxing jurisdictions. We cannot assure you that the taxing authorities will agree with our interpretations or that they will reach the same conclusions. For example, the South Korean National Tax Service (NTS) has informed ChipPAC that it has made an assessment of approximately KRW 18.7 billion (approximately $19.9 million based on the exchange rate as at January 31, 2007) against ChipPAC relating to withholding tax and interest that it asserts should have been collected on interest paid on a loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary. We believe that no withholding tax on the transaction in question is required under the prevailing tax treaty. We have appealed this assessment through the NTS’s Mutual Agreement Procedure (MAP) and believe that such assessment should be overturned. The MAP will terminate on July 3, 2007 if not extended by the NTS. In the event that we are not successful with our appeal, we estimate that the maximum amount payable including potential interest and local surtax as at December 31, 2006 to be KRW 36.5 billion (approximately $38.8 million based on the exchange rate as at January 31, 2007). However, our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or the anticipated benefits of ChipPAC’s corporate structure could be materially impaired. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contingencies”.
Our intellectual property is important to our ability to succeed in our business but may be difficult to obtain and protect.
     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2007, our Company and our various subsidiaries held a total of approximately 644 issued patents and pending patent applications. Of these, we have approximately 116 patents granted or allowed by the U.S. Patent and Trademark Office and approximately 57 patents registered or allowed in Singapore, South Korea and other countries.
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
     It is the nature of the semiconductor industry that, from time to time, we may receive communications alleging that we have infringed intellectual property rights of others. For example, in February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (Tessera), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (BGA) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company. A court determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit, we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.
     We also, from time to time, receive from customers, requests for indemnification against pending or threatened infringement claims brought against such customers. The resolution of any future allegation or request for indemnification could have a material adverse effect on our business, financial condition and results of operations.
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
     Our operating results have fluctuated and may continue to fluctuate substantially from quarter to quarter due to a wide variety of factors, including:
•	general economic conditions in the semiconductor industry and the markets addressed by end-users of semiconductors;

•	a shift by IDMs between internal and outsourced test and packaging services;

•	the seasonality of the semiconductor industry;

•	the short-term nature of our customers’ commitments;

•	the rescheduling or cancellation of large orders;

•	the timing and volume of orders relative to our capacity;

•	changes in capacity utilization;

•	the erosion of the selling prices of packages;

•	changes in our product mix;

•	the rescheduling, cancellation and timing of expenditures in anticipation of future orders;

•	disruptions caused by the installation of new equipment;

•	the ability to obtain adequate equipment and materials on a timely and cost-effective basis;

•	any exposure to currency and interest rate fluctuations that may not be adequately covered under our hedging policy;

•	weakness in the supply of wafers and substrates;

•	loss of key personnel or the shortage of available skilled workers; and

•	changes in effective tax rates.
     As a result of all of these factors, we believe that period to period comparisons of our operating results are not meaningful, and that using such comparisons to predict our future performance may not be meaningful. In addition, unfavorable changes in any of the above factors may adversely affect our business, financial condition and results of operations.
If we are unable to maintain or increase our capacity utilization, our gross margin will be adversely affected.
     As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, high capacity utilization allows us to maintain higher gross margins because it enables us to allocate fixed costs over a greater number of units tested and packaged. Insufficient utilization of installed capacity can have a material adverse effect on our gross margin. Due to the high level of fixed costs, we suffered substantial gross loss in 2002. While our capacity utilization has increased since 2003, there can be no assurance that our capacity utilization will continue to increase or be maintained or that it will not decline and adversely affect our gross margin.
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
     We cannot assure you that our capacity utilization will not be materially adversely affected by future declines in the semiconductor industry, declines in industries that purchase semiconductors or other factors. Any inability on our part to maintain or increase our capacity utilization could have a material adverse effect on our business, financial condition and results of operations.
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
     The terms of our 7.5% senior notes due 2010 and 6.75% senior notes due 2011 contain restrictions applicable to us that limit our ability to, among other things:
•	incur additional debt and issue certain preferred stock;

•	consolidate or merge with another entity;

•	create liens;

•	pay dividends, repurchase stock and make other distributions;

•	prepay subordinated debt;

•	make investments and other restricted payments;

•	enter into sale and leaseback transactions;

•	sell assets; and

•	enter into transactions with affiliates.
     The terms of our zero coupon convertible notes due 2008, 1.75% convertible notes due 2007 and 2.5% convertible subordinated notes due 2008 also include one or more of the above restrictions. As a result of these limitations, we may encounter difficulties obtaining the required consents from our existing lenders to conduct our business, in particular, to obtain the necessary financing to maintain or grow our business, on a timely basis or at all. This could have a material adverse effect on our business, financial condition and results of operations.
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
     We invest significant resources in our research and development. However, research and development efforts may not yield commercially viable packages or test services. The qualification process for new packages and test services is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages or test services, a significant amount of time will have elapsed between our investment in new packages or test services and the receipt of any related revenues. In addition, from time to time, our customers may request, and have requested, research and development services relating to the development of packages and/or services. These customers may not, and generally do not, reimburse us for our research and development expenses if the developed package or service does not achieve expected levels of demand or utilization.
We do not have any significant backlog because our customers do not place purchase orders far in advance, which makes us vulnerable to sudden changes in customer demand.
     Our customers generally do not place purchase orders far in advance, and our contracts with major customers do not generally require minimum purchase of our products or services. In addition, our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net operating revenues in future periods and causes our operating results to fluctuate from period to period. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our net operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. We also cannot assure you that our customers’ orders will be consistent with our expectations when we made or will make the necessary investments in raw materials, labor and equipment.
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
     Semiconductor packaging and testing are complex processes that require significant technological and process expertise. Semiconductor testing involves sophisticated testing equipment and computer software. We develop computer software which is used to test our customers’ semiconductors. We also develop conversion software programs which enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or “bugs”. In addition, the testing process is subject to operator error by our employees who operate our testing equipment and related software. Any significant defect in our testing or conversion software, malfunction in our testing equipment or operator error could reduce our production yields, damage our customer relationships and materially harm our business.
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
We are exposed to certain risks as a result of the significant ownership by Temasek Holdings, through its wholly-owned subsidiary. Temasek Holdings’ interests may conflict with your interests.
     As of January 31, 2007, Temasek Holdings, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 35.56% of our outstanding ordinary shares. Temasek Holdings, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek Holdings has significant influence over matters requiring the approval of our shareholders.
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
     On March 1, 2007, STSPL announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and ADSs in our Company that STSPL does not already own. See “Recent Developments — Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer” above. If the tender offer is consummated, STSPL’s ownership of our outstanding ordinary shares and ADSs will increase to the extent of the ordinary shares and ADSs tendered and accepted in the offer.
We may have conflicts of interest with our affiliates which may not be resolved in our favor.
     We have certain contractual and other business relationships and may engage in material transactions with the Government of Singapore and companies within the Temasek Holdings group, including Chartered Semiconductor Manufacturing Ltd. (Chartered), which is one of our customers, and with our joint venture with China Resources Logic Limited (CR Logic). Although all new material related party transactions generally will require the approval of the audit committee of our Board of Directors and in certain circumstances may also require separate approval of a majority of our Board of Directors, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, Temasek Holdings and their affiliates make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. For example, affiliates of Temasek Holdings have investments in United Test & Assembly Center Ltd, a Singapore-based provider of semiconductor packaging and testing services for semiconductor logic, radio frequency (RF), application-specific integrated circuits (ASICs) and memory products. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any such conflicts of interest will be resolved in our favor.
We may not be successful in our acquisitions and investments in other companies and businesses.
     From time to time, we may make acquisitions of, or investments in, other companies or businesses. In June 2006, we entered into a strategic joint venture with CR Logic for the assembly and test of select products in Wuxi, China, in connection with which we acquired a 25% shareholding in Micro Assembly Technologies Limited (MAT) with CR Logic owning a 75% interest. MAT wholly owns Wuxi CR Micro-Assembly Technology Ltd. (ANST), an assembly and test company based in Wuxi, China. In November 2005, we invested in a new facility in Song Jiang, China to provide 200 millimeter (mm) gold bumping services as part of our strategy to service the high growth liquid crystal display (LCD) driver semiconductor market. In October 2005, we also invested in a new facility in Taiwan to provide 300mm wafer electroplated solder bumping services as part of our strategy to provide turnkey services for advanced flip-chip packaging applications. In August 2004, we completed our merger with ChipPAC.
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
     The employees at our Icheon, South Korea facility are represented by the STATS ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is renewed every other year. The wage agreement was renewed in 2006 and is effective through April 30, 2007. The collective bargaining agreement was renewed in 2005 and is effective through April 30, 2007. As of January 31, 2007, approximately 67% of our South Korean employees were represented by the STATS ChipPAC Korea Labor Union. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages.
With our operations conducted in a limited number of facilities, a fire, flood or other calamity at one of our facilities could adversely affect us.
     We conduct our packaging and testing operations at a limited number of facilities. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining materials and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have a material adverse effect on our business, financial condition and results of operations. For example, our operations in South Korea, Taiwan and China are vulnerable to regional typhoons that can bring with them destructive winds and torrential rains, which can in turn cause plant closures, power supply, telecommunications and transportation interruptions. In addition, some of the processes that we utilize in our operations place us at risk of fire and other damage. For example, highly flammable gases are used in the preparation of wafers holding semiconductor devices for flip-chip packaging. While we maintain insurance policies for various types of property, casualty and other risks, which we consider to be adequate, we do not carry insurance for all the above referred risks and with regard to the insurance we do maintain, we cannot assure you that it would be sufficient to cover all of our potential losses.

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
     We are expanding our facilities in China to include additional buildings next to our existing facility in Qing Pu, Shanghai. The expansion will increase floor space by approximately 500,000 square feet and is near completion. Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with our investment in the facility in China. These risks include:
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
Because a significant portion of Winstek’s business and operations, our 300mm wafer bumping facility, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services are located in Taiwan, a severe earthquake could severely disrupt their normal operations and adversely affect our earnings.
     Taiwan is susceptible to earthquakes. For example, on March 31, 2002, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in central Taiwan. This earthquake damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. Our 52% owned subsidiary, Winstek, experienced no structural damage to its facilities and no damage to its machinery and equipment as a result of this earthquake. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquake. Recently, on December 26, 2006, tremors from an earthquake near the southern tip of Taiwan caused casualties, property damage and also damaged several undersea cables, disrupting internet and telecommunications across various parts of Asia. There were no major disruptions to operations at Winstek and our 300mm wafer bumping facility. The production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and packaging services. If suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business, in particular Winstek’s and our 300mm wafer bumping business, and may have a material adverse effect on our business, financial condition and results of operations.
Outbreaks of epidemics and communicable diseases in China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.
     In early 2003, China and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome (SARS) virus. The World Health Organization and several countries issued travel warnings against international travel to China and several other Asian nations during the period of the alert. China reported a number of cases of SARS in April 2004. More recently, the avian influenza viruses have been a health threat in many countries across Asia. There can be no assurance that the SARS virus, avian influenza viruses and/or different or even more virulent viruses will not make a re-appearance in the future. If such an outbreak were to occur in Singapore, South Korea, China, Malaysia or Taiwan, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through facility closures and the imposition of other emergency measures, any of which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing facilities could result in our management and employees being quarantined and our operations being required to be suspended.
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
     The Securities and Futures Act, Chapter 289 of Singapore and the Take-Over Code contain certain provisions that may delay, deter or prevent a future take-over or change in control of our Company. Any person acquiring an interest (either on his or her own or together with parties acting in concert with him or her) in 30% or more of our voting shares must extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code. A take-over offer is also required to be made if a person holding (either on his or her own or together with parties acting in concert with him or her) between 30% and 50% (both inclusive) of our voting shares acquires (either on his or her own or together with parties acting in concert with him or her) additional voting shares representing more than 1% of our voting shares in any six-month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our Company.
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
     Our Company is a limited liability company incorporated under the laws of Singapore. Some of our directors and a majority of our senior management reside outside the United States. In addition, a majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for shareholders to enforce liabilities based upon United States securities laws. We have been advised that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States may not be enforceable in Singapore courts. We have also been advised that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.
The Singapore securities market is relatively small and more volatile than markets in the United States and may cause the market price of our ordinary shares and our ADSs to fluctuate.
     The Singapore Exchange Securities Trading Limited (SGX-ST) is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of December 31, 2006, there were 539 companies listed on the Main Board of the SGX-ST and the aggregate market capitalization of listed equity securities of these companies was approximately S$579.8 billion. For the year ended December 31, 2006, the annualized aggregate trading value on the SGX-ST (including shares traded on the Central Limit Order Book (CLOB) International trading system) was approximately S$291.2 billion. The relatively small market capitalization of, and trading volume on, the SGX-ST may cause the market price of securities of Singapore companies, including our ordinary shares and, in turn, our ADSs, to fluctuate.
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
     Except as described in this annual report, holders of ADSs will not be able to exercise voting rights attaching to the ADSs.
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
A. History and Development of Our Company
     STATS ChipPAC Ltd. was incorporated in Singapore as a limited liability company on October 31, 1994 and began operations in January 1995.
     In February 2000, we completed our initial public offering. Our ordinary shares are listed on SGX-ST (SGX-ST: STATSChP) and, our ADSs are quoted on the NASDAQ Stock Market (Nasdaq) (NASDAQ: STTS). Our registered office is at No. 5, Yishun Street 23, Singapore 768442, Republic of Singapore, and our telephone and facsimile numbers at that address is (65) 6824 7888 and (65) 6720 7829, respectively. Our principal executive offices are located at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore. Our website address is: www.statschippac.com. Information contained on our website does not constitute a part of this annual report. Our agent for service in the United States is the current Company Secretary of STATS ChipPAC, Inc., located at 47400 Kato Road, Fremont, CA 94538, United States of America; Telephone: 1 (510) 979-8000; Facsimile: 1 (510) 979-8001. We are headquartered in Singapore and our global operations are mainly carried out in Singapore, South Korea, China, Malaysia, Taiwan, United States, United Kingdom, the Netherlands and Japan.
     On August 5, 2004, we completed our merger with ChipPAC, which resulted in ChipPAC becoming our wholly-owned subsidiary. In connection with the merger, we changed our name from ST Assembly Test Services Ltd to STATS ChipPAC Ltd. For information concerning the merger of our Company with ChipPAC, see “Item 10. Additional Information — C. Material Contracts”, and elsewhere in this annual report.
     Our capital expenditures in 2004, 2005 and 2006 amounted to $270.8 million, $277.7 million and $348.5 million, respectively. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging

\

and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditures to be approximately $250.0 million in 2007 as our capital expenditure spending continues to be targeted at demand we see from our customers.
For a more detailed discussion of our capital expenditures and financing for such capital expenditures, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
     On March 1, 2007, STSPL announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and ADSs in our Company that STSPL does not already own. See “Recent Developments — Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer” above.
B. Business Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power, array, memory card and wafer level chip-scale packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers (RDL), integrated passive device (IPD), and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package (SiP) and flip-chip, as well as BGA packages and wafer level chip-scale packages. We are a leader in high-volume assembly, test and distribution of discrete and analog power packages.
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
     We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan (which includes our 52% owned subsidiary, Winstek). We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in Singapore, South Korea, China, Malaysia, Taiwan, the United States, the United Kingdom, the Netherlands and Japan. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
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
     The demand for quick delivery to market of increasingly smaller semiconductors with greater functionality, which may be used in a wide array of electronic applications, has led to increased requirements for technical expertise and capital spending in the semiconductor production process. In addition to fabless companies, IDMs outsource packaging and test requirements as a means of obtaining cost-effective access to backend state-of-the-art technology and a faster time to market.
     Historically, outsourced semiconductor manufacturing services have grown faster than the semiconductor market as a whole. We believe that the reduced investments in packaging and test capacity by semiconductor manufacturers will better position outsource providers to capture a greater percentage of future volume levels.
     The semiconductor industry experienced a significant downturn beginning in the fourth quarter of 2000. This downturn had a significant adverse impact on our sales and financial performance as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started its recovery in late 2002. However, in late 2004 to early 2005 and in late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. Despite the softening of our business in late 2006, the semiconductor industry outlook in 2007 published by recognized industry research analysts and associations are projecting growth rates of approximately 7% as compared to 2006. We expect the SATS market to grow at a faster pace than the semiconductor industry as a whole and we believe that we are well positioned to benefit from the growing outsourcing trend and from our strategic positioning in the higher growth communication, computing and consumer markets.
     In 2002, our net revenues increased 54.8% over 2001 to $225.7 million. In 2003, our net revenues grew by 68.6% over 2002 to $380.7 million. In 2004, our net revenues grew further by 102.0% to $769.1 million. In 2005, our net revenues grew by 50.5% over 2004 to $1,157.3 million primarily due to our acquisition of ChipPAC and a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging. In 2006, our net revenues grew by 39.7% over 2005 to $1,616.9 million. We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.
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

Typically leads on the substrate are then connected by extremely fine gold wires to the input/output (I/O) terminals on the die through the use of automated equipment known as “wire bonders”. Finally, each die is encapsulated in a molding compound, thus forming the package.
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
     Capitalize on our research and development capabilities to drive accelerated growth. We have over 250 employees in our research and development department which focuses on developing advanced technologies to meet our customers’ needs. We believe this will enable us to capture potential opportunities and accelerate our growth.
     Continue to cultivate our strong customer relationships. We have a broad and diversified customer base that includes most of the world’s leading semiconductor companies across the fast-growing communications, computing and power markets. No single customer accounted for more than 15% of our Company’s net revenues for 2006. We seek to strengthen these relationships and build new relationships by providing our customers with an integrated supply chain solution.
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
Our Services
     We offer semiconductor packaging and test services to the semiconductor industry for applications in communications, computing, consumer, automotive and industrial end markets. We offer full backend turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. In 2006, 73.8% of our net revenues were derived from packaging services and 26.2% of our net revenues were derived from test and other services.

     The following table sets forth the percentage of net revenues by packaging product group and testing and other services for the periods indicated. Our data for 2004 includes the data for ChipPAC from August 5, 2004 and our data for 2005 and 2006 includes the data for ChipPAC for the full period.

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006

Packaging — array	40.6%	50.2%	55.5%
Packaging — leaded	20.9	22.0	18.3
Test and other services	38.5	27.8	26.2

Total	100.0%	100.0%	100.0%

Packaging Services
     We offer a broad range of leaded, power and advanced array packages designed to provide customers with a full range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. Packaging serves to protect the die and facilitate electrical connection and heat dissipation. As part of customer support on packaging services, we also offer complete package design, electrical and thermal simulation, measurement and design of lead-frames and substrates. Our two key types of packaging services, leaded and array, contributed approximately 18.3% and 55.5%, respectively, of our net revenues in 2006.
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
     Standard Lead-frame Packages. Our standard lead-frame packages are used in a variety of applications, including mobile phones, notebook computers and networking systems. We focus on high-performance, thin profile and near chip-scale lead-frame packages.
     The following table summarizes our standard lead-frame packages:

Number
Package Format	of I/Os	Description	Typical Applications

Plastic Dual In-line Package (PDIP)	8-40	Lead-frame package of low pin countwith two-side leads and plated-through-hole (PTH) technology	Automotive electronics, power management, audio and remote control

Small Outline Integrated Circuit (SOIC)	8-32	Lead-frame package of low pin count with two-side leads, and a surface mount technology (SMT) designed for logic, linear, digital and read-only-memory devices	Automotive electronics, power management, audio and remote control

Plastic Leaded Chip Carrier (PLCC)	20-84	Traditional lead-frame package designed for applications that do not have space constraints and do not require a high number of interconnects	Personal computers (PCs), access equipment and multimedia

Number
Package Format	of I/Os	Description	Typical Applications

Micro Small outline Package (MSOP)	8-10	Lead-frame package of very low pin count with thickness below 1.0mm designed for logic, analog and mixed-signal devices such as analog and operation amplifiers, controllers and drivers, logic, memory and RF/wireless devices	Mobile phone, mass storage, multimedia and Personal Digital Assistant (PDA)

Shrink Small Outline Package (SSOP)	36-56	Traditional lead-frame package designed for logic, analog and mixed-signal devices such as Flash, SRAM, EPROM, EEPROM and DRAM	PCs, mass storage and multimedia

Thin Shrink Small Outline Package (TSSOP)	8-56	Traditional lead-frame package with thickness below 1.0mm designed for logic, analog and mixed-signal devices such as Flash, SRAM, EPROM, EEPROM and DRAM	Mobile phone, mass storage, multimedia and PDA

Thin Small Outline Package (TSOP)	28-56	Traditional lead-frame package with two-side leads, and a SMT designed for memory, RF/wireless, logic, linear and automotive devices	PCs, portable electronics, networking equipment and automotive electronics

Thin Quad Flat Package (TQFP)	32-128	Advanced QFP with thickness of 1.0mm for use in low profile, space constrained applications	Mobile phone, mass storage and multimedia

Low Quad Flat Package (LQFP)	32-208	Advanced QFP with thickness of 1.4mm for use in low profile, space constrained applications	Mobile phone, mass storage and multimedia

Metric Quad Flat Package (MQFP)	44-240	Traditional QFP designed for ASICs, field programmable gate arrays (FPGAs) and digital signal processors (DSPs)	Access/Local Area Network (LAN) equipment, multimedia and mass storage
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
     The following table summarizes our enhanced lead-frame packages:

Number
Package Format	of I/Os	Description	Typical Applications

Quad Flat No-Lead (QFN)	4-88	Lead-frame based plastic encapsulated chip-scale package in single mold cavity format (punch singulated) or molded array format (saw singulated)	Mobile phone, PDA, Global Positioning System (GPS)

Dual Row Quad Flat No-Lead (QFN-dr)	4-156	QFN version with staggered dual row leads offers higher I/O counts.	Mobile phone, PDA, GPS

Bumped Chip Carrier (BCC)	16-84	Lead-frame based near chip-scale	Mobile phone, PDA, GPS

Dual Row Bumped Chip Carrier (BCCs)	16-116	BCC version with staggered dual row leads offers higher I/O counts.	Mobile phone, PDA, GPS

Lead-frame Chip-scale Packages (LFCSPs)	8-64	Lead-frame based near chip-scale	Mobile phone, PDA, GPS

Exposed Pad Low Quad Flat Package (LQFP-ep)	48-216	Thermally enhanced QFP with 30% greater thermal dissipation than MQFP	Access/Wide Area Network (WAN)/LAN equipment and PC/graphics, high disk drive (HDD)

Exposed Pad Thin Quad Flat Package (TQFP-ep)	32-100	Thermally enhanced TQFP with 30% greater thermal dissipation than TQFP	Access/WAN/LAN equipment, PC/graphics, HDD, PDA, GPS and mobile phone

Exposed Drop-in Heat Sink Quad Flat Package (MQFP-ed)	128-240	Thermally enhanced QFP with 60% greater thermal dissipation than MQFP	Access/WAN/LAN equipment and PC/graphics

Drop-in Heat Sink Quad Flat Package (MQFP-d)	64-208	Thermally enhanced QFP with 30% greater thermal dissipation than MQFP	Access/WAN/LAN equipment and PC/graphics

Exposed Pad Thin Shrink Small Outline Package (TSSOP-ep)	16-38	Thermally enhanced TSSOP with 30% greater thermal dissipation than TSSOP	Mobile phone, mass storage multimedia and PDA

Stacked Die Quad Flat Package (LQFP-SD)	32-208	Compact multiple die designed for space constrained applications	Mobile phone, PDA, GPS, disk drive and multimedia

Stacked Die Exposed Pad Low Quad Flat Package (LQFP-ep-SD)	32-216	Thermally enhanced LQFP-SD designed for space constrained applications with thickness of 1.4mm and greater thermal dissipation than LQFP-SD	PC, mobile phone, PDA, GPS, disk drive, MP3, pagers and consumer electronics

Stacked Die Exposed Pad Thin Quad Flat Package (TQFP-ep-SD)	32-100	Thermally enhanced with multiple die TQFP designed for space constrained applications with thickness of 1.0mm and greater thermal dissipation than LQFP-SD	PC, mobile phone, PDA, GPS, disk drive, MP3 and consumer electronics

     Power Packaging. Power semiconductors are used in a variety of end-markets, including telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. These end markets increasingly depend upon power regulation and control in the trend toward smaller devices and longer operating times. Packaging manufacturers are left to contend with shrinking chip geometries owing to continued emphasis upon greater mobility and portability. Power semiconductors typically involve higher current and voltage levels than memory, logic and microprocessor devices. The high current involved in switching high voltages on and off and the phase control of alternating current (AC) signals result in considerable power dissipated internally that produces heat. Thus our power packages are designed in such a way as to conduct the resultant heat away from the chip as power is dissipated, preventing the power device from being destroyed.
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
     We supply our customers with substantially the entire family of BGA packaging services offered in the marketplace today, including:
•	Standard BGA. Standard BGA packaging has a grid array of balls on the underside of the integrated circuit, and is used in high-performance applications, like PC chipsets, graphic controllers and DSPs. A BGA generally has greater than 100 pins.

•	Chip-scale. Chip-scale packaging includes all packages where the package is less than 1.2 times the size of the silicon die. Chip-scale BGA is a substrate (laminate or tape)-based package that is designed for memory devices and other medium pin count semiconductors and requires dense ball arrays in very small package sizes, like wireless telephones and personal digital assistants, video cameras, digital cameras and pagers.

•	System-in-Package. SiP is a family of chip-scale-packages that contain several semiconductor dies along with passive components such as resistors, capacitors and inductors in one package. Dies can be either stacked on top of each other or side by side. This technology allows greater functionality in the same package footprint and thickness without significant cost increase. These packages are used in wireless handsets, consumer products and mobile computing applications.

•	Chip-scale Module Packaging (CSMP). CSMP is an advanced SiP solution which features a modular architecture that integrates mixed IC technologies and a wide variety of IPD such as resistors, capacitors, inductors, filters, Balanced Unbalanced (BALUNs) and interconnects directly onto a silicon substrate. The result is a high performance system level solution, which provides a significant reduction in die size, weight, number of interconnections and system board space requirements, and can be used for many applications.

•	Flip-chip BGA. Flip-chip BGA packaging, in which the silicon die is directly attached to the substrate using gold or solder bumps instead of wire bonds, provides the most dense interconnect with the highest electrical and thermal performance. Flip-chip BGA technology is used in a wide array of applications ranging from consumer products to highly sophisticated ASICs, PC chipsets, graphics and memory packages.
     While we believe that flip-chip BGA represents the next generation of BGA packaging technology, we believe that standard BGA and chip-scale BGA packaging will experience long life cycles as have many of our leaded packaging solutions.
     Our array packages, including CSPs, are described below:

Number
Package Format	of I/Os	Description	Typical Applications

Land Grid Array (LGA)	8-200	Laminate substrate based package with plastic overmolded encapsulation. Unlike a standard flip-chip BGA, second level interconnect is achieved on the LGA by connecting “lands” on the package directly onto the printed circuit board through solder re-flow	Mobile phone, wireless RF, analog, ASIC, memory chip

Flip-chip Low Profile Fine Pitch BGA (fcLFBGA)	49-144	CSP BGA with Flip-chip/bump interconnect, instead of wire bonding	Mobile phone, WAN/LAN equipment

Flip-chip BGA (fcBGA)	225-1152	BGA with Flip-Clip/bump interconnect instead of wire bonding	DSP, ASIC, FPGA

Tape based Very Thin Fine Pitch BGA (VFBGA-T)	81-169	Thin CSP BGA (<1.0mm) characterized by flex-tape substrate for high density circuits	Mobile phone, PDA and multimedia

Stacked Die Low Profile Fine Pitch BGA (LFBGA-SD)	72-409	Compact multiple die designed for space sensitive applications. Capability to stack up to seven dies in one package	Mobile phone, PDA and multimedia

Tape Enhanced Plastic base BGA (TBGA)	208-792	BGA characterized by a flex-tape substrate mounted on a copper heatspreader. This package has a high thermal dissipation	WAN/LAN equipment and base station

Number
Package Format	of I/Os	Description	Typical Applications

Enhanced BGA (EBGA)	159-1140	High pin count, thermally-enhanced BGA suitable for high power applications which utilize heat sinks for thermal dissipation	WAN/LAN equipment and base station

Low Profile Fine Pitch BGA (LFBGA)	16-450	Smaller and thinner BGA designed for applications which are space constrained and require electrical performance	Mobile phone, PDA, GPS and multimedia

Plastic Ball Grid Array (PBGA)	169-1152	Electrically enhanced BGA package designed for high I/O replacement	Access/LAN equipment, PC/graphics and base station

Thin Fine Pitch BGA (TFBGA)	41-280	CSP BGA characterized by a thin core laminate substrate	Mobile phone, PDA and multimedia

Exposed Drop-in Heat Spreader Plastic BGA (PBGA-H)	208-841	Thermally Enhanced PBGA with 20% greater thermal dissipation than PBGA	Access/LAN/PC/graphics and base station equipment

Multi Chip Module Plastic BGA (PBGA-MC)	80-600	BGA integrated with two or more multiple die within a PBGA	Access/LAN/PC/graphics and base station equipment

Package-in-Package (PiP)	40-450	Three-dimensional package stacking fully tested packaged chips and bare chips in a CSP	PC, mobile phone, PDA, MP3, base station modems, memory cards and consumer electronics

Package-on-Package (PoP)	128-700	Three-dimensional package stacking multiple fully tested separate packages	PC, mobile phone, PDA, MP3, base station modems, memory cards and consumer electronics
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
     Wafer Process Services. As part of our efforts to be a total turnkey packaging and test solutions provider for high-end products, including products requiring wafer bumping, probe and flip-chip packaging and test solutions, we introduced Flex-On-Cap (FOC) wafer bumping services, with and without redistribution layers (RDL) for 150mm and 200mm wafers in 2003 and we started to offer 300mm wafer electroplated solder bumping services in 2005. In 2006, we set up a new facility to provide 200mm gold bumping services as part of our strategy to service the high growth LCD driver semiconductor market.

Test Services
     We provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and radio frequency devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have capitalized on this trend by enhancing our test service capabilities. Our test revenue was $422.7 million in 2006, compared to $322.0 million in 2005. The increase of 31.3% reflected effects of the growth in the semiconductor industry coupled with a trend towards increased outsourcing of test services.
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
     Mixed-signal Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable modem set-top boxes; and for wireless telecommunications products such as cellular phones, base stations, wireless local area network (WLAN) and Bluetoothtm devices, personal computers and consumer applications. Bluetoothtm is a technology that enables short range wireless communication between different electronic appliances. We are a member of the Bluetoothtm Special Interest Group. We also test mixed-signal semiconductors for computers and consumer components including audio devices, CD-ROM, hard disk drive controllers, DVD players and game consoles.
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
Pre-production and Post-production Services
We have developed and enhanced our pre-production and post-production services to provide a total solution for our customers. Our pre-production services for packaging include package development, and for testing include software and hardware development. Our wholly-owned subsidiary, STATS ChipPAC Test Services, Inc. in Milpitas, California, which is in Silicon Valley, delivers an extended range of high-end pre-production test services to new and existing customers. STATS ChipPAC Test Services, Inc. commenced operations in January 2002 and provides test hardware and software development services, pre-production volume testing services, tester rentals and a unique customer-to-lab-to-factory relay for fast production offloads and capacity coordination. At our customers’ request, certain finished and piloted test programs are transferred to our high-volume manufacturing facilities in Asia for full production release. STATS ChipPAC Test Services, Inc. operates as a microcosm of our high-volume Asian operations; it operates similarly configured testing systems and handling equipment to ensure transfers to our manufacturing facilities in Asia for subsequent volume production ramps are seamless. In December 2002, STATS ChipPAC Test Services, Inc. acquired the San Diego test facility from Conexant Systems Inc. for cash and in connection with the acquisition, assumed certain liabilities associated with the San Diego facility. STATS ChipPAC Test Services, Inc. began operations immediately in the San Diego facility and offers the same range of high-end preproduction test services that are offered in its facilities in Silicon Valley. We also provide post-production drop shipment services for our customers.
     Package Development
     Our package development group interacts with customers early in the design process to optimize package design and manufacturability including through selection, design and development of the appropriate package, lead-frame or substrate for that device by simulating the semiconductor’s performance and end-use environment. For each project, our engineers create a design strategy in consultation with each customer to address the customer’s requirements, package attributes, design guidelines and previous experience with similar products. After a design is finished, we provide quick-turn prototype services. By offering package design and prototype services, we can reduce our customer’s development costs, accelerate time-to-volume production and ensure that new designs can be properly packaged at a reasonable cost. We offer these services at our facilities in Singapore, South Korea, China, Taiwan and the United States.
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
Research and Development
     Our research and development efforts are focused on developing new packages, design, assembly and test services and technologies required by our existing customers and that are necessary to attract new customers. We have invested considerable resources and we are among the leaders in new product and technology development. Our expenditures for research and development in 2004, 2005 and 2006 were $17.6 million, $26.1 million and $30.4 million, respectively. As of January 31, 2007, we employed over 250 dedicated professionals for packaging and test development. We consider this a core element of our total service offering and expect to continue to invest significant resources in research and development.
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
     We have a number of advanced packages under development to support our customers’ needs for high-performance packages. Our development roadmap includes flip-chip technology and comprises build-up substrate, wafer bumping and passive integration technology components. Flip-chip technology can be used in both low pin count as well as high pin count packages and is particularly suitable for devices that require more than 1,000 interconnects in a relatively small die. Build-up substrates deliver even higher interconnect density without compromising thermal and electrical performance. We believe flip-chip packages will find increasing application in high-end communications equipment such as switches, routers, PC chipsets, advanced memory buffer chips and high-end graphic processors. Furthermore, we have built capabilities to provide SiP solutions for the radio frequency, wireless and cellular markets.
     We also have next generation CSPs both under development and in qualification which incorporate lead-frame, laminate and tape technologies, along with multiple die stacking capabilities. The emphasis in the development of such packages is the integration of more silicon chips in the same low-profile, small footprint and light weight package. This requires development of many enabling technologies in order to thin and stack dies in very low profile packages. We continually seek to develop and improve stacked die, stacked packages or three-dimensional packages such as Package-in-Package (PiP) and Package-on-Package (PoP) to meet customer needs. These packages are used particularly in hand-held wireless communications equipment and are extremely useful for all hand-held devices including PC, mobile phones, PDA, base station modems, base-band circuits and memories. We continue to develop total SiP solutions to meet market demand for next generation devices with higher levels of integration, increased functionality and compact sizes.
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
     During the past three years, we developed and introduced a number of new packages, including:

•	Lead free Flip-Chip Land Grid Array (fcLGA);

•	Chip-scale Module Package (LFBGA-CSMP, fcLGA-CSMP, QLP-CSMP);

•	Low profile, Fine pitch BGA with Heatspreader (LFBGA-H);

•	Dual Row Leadframe CSP (LFCSP-dr);

•	0.4mm Leadframe CSP;

•	Power Leadframe CSP;

•	Stacked Die Leadframe CSP;

•	Dual Row Quad Leadless Package (QLPp-dr);

•	Molded multi-die chip-scale package family with the following chip-stack combinations in package profile thickness ranging from 0.8 to 1.4mm (LF/TF/VFBGA):
—	Two-chip stack, same chip size;

—	Three-chip stack, “pyramid stack”;

—	Three-chip stack with the two chip same size;

—	Four-chip stack, “pyramid stack”;

—	Four-chip stack with two chips same size;

—	Five-chip stack, “pyramid stack”;

—	Five-chip stack with three chips same size;

—	Six-chip stack, “pyramid stack”;

—	Six-chip stack with three chips same size; and

—	Seven-chip stack with four chips same size;
•	Lead-frame chip-scale package (LFCSPtm);

•	Stacked Die Bumped Chip Carrier package (BCC++ -SD2);

•	“Gigabit-Green-Gold-to-Gold” flip-chip interconnection package family of CSPs and BGAs (G4TM);

•	Higher thermal performance PBGA with embedded heatslug (PBG-H);

•	Thermally enhanced ball grid array family with integrated passive components (PBGA-H-SiP);

•	Stacked Die System-in-Package PBGA (PBGA-SiP-SD);

•	Flip-Chip Multi Package Module family module (fcBGA-MP);

•	Flip-Chip BGA with High Lead bumping (fcBGA-Hi Lead);

•	Enhanced BGA with Multi Cavity (EBGA-MC);

•	Flip-Chip on lead-frame substrate (fcLFCSPs);

•	Package-in-Package (PiP) stacking — LFBGA-PiPs; PiPm;

•	Package-on-Package (PoP) — LFBGA-PoP; VFBGA-PoP;

•	Stacked Die System-in-Package Multi Package Module — TFLGA-SiP-SD2-MP;

•	Stacked Die System-in-Package LGA — VFLGA-SiP-SD4;

•	Bond on Chip Fine Ball Grid Array — TFBGA-BOC;

•	Stacked Die Bond on Chip Fine Ball Grid Array — TFBGA-BOC-SD2;

•	Extremely Thin Fine Ball Grid Array (XFBGA);

•	Extremely Thin Fine Land Grid Array (XFLGA);

•	Flip-Chip Quad Leadless Package (fcQLPp);

•	Stacked Die Thin Small Outline Package (TSOP-SD7);

•	Thin Internal Stack Module (Thin ISM);

•	Stack Die Package-on-Package — LFBGA-PoPt-SD5;

•	Flip-Chip Stacked Die Fine Ball Grid Array — fcTFBGA-SD2; fcLFBGA-SD2;

•	Flip-Chip System-in-Package BGA with 160 um Bump Pitch — fcBGA-SiP-SS2 with 160 um Bump Pitch;

•	Extremely thin Quad Flat No-Lead — XQFN;

•	Multi Pad Quad Flat No-Lead — Multi Pad QFNs;

•	0.4mm pitch Quad Flat No-Lead (punch-singulated); and

•	Memory Card Format — SD-SiP-SD5; MS Micro; rsMMC/MMC.
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

Customers
     Our customers include some of the largest semiconductor companies in the world. We seek to diversify and broaden our customer base. In 2004, 2005 and 2006, our ten largest customers accounted for 67.0%, 69.7% and 65.3%, respectively, of our net revenues. In 2006, our two largest customers, Freescale Semiconductor, Inc. and Intel Corporation, each contributed in excess of 10% of our net revenues and in the aggregate contributed 20.8% of our net revenues. We anticipate that customer concentration will decrease as our business grows with an increase in engagements from a large number of customers comprising our existing customer base and the addition of new customers with whom we have already become qualified or with whom we are currently undergoing qualification.
     The following table sets forth, for the periods indicated, the percentage of net revenues derived from packaging and test of semiconductors used in communications, personal computers and other applications. Our data for 2004 includes the data for ChipPAC from August 5, 2004 and our data for 2005 and 2006 includes the data for ChipPAC for the full period.

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Communications	60.1%	55.2%	56.7%
Personal computers	22.8	21.5	18.7
Customer, multi-applications and others	17.1	23.3	24.6

Total	100.0%	100.0%	100.0%

     Our customers are located around the world. We report geographic distribution of revenue based on the location of our customers’ headquarters which is not indicative of shipment destination or end market for our services. The following table details, for the periods indicated, the percentage of net revenues received from the United States, Europe and Asia. Our data for 2004 includes the data for ChipPAC from August 5, 2004 and our data for 2005 and 2006 includes the data for ChipPAC for the full period.

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
United States of America	77.2%	76.5%	73.2%
Europe	4.6	2.3	2.9
Asia	18.2	21.2	23.9

Total	100.0%	100.0%	100.0%

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
     Customers generally deliver rolling six month forecasts and release production die to us in daily or weekly increments for packaging, test and distribution. These near-term forecasts guide us as to anticipated volumes, but provide no meaningful backlog statistics. Substantially all of our materials inventory is purchased based on customer forecasts. We carry relatively low levels of work-in-progress and finished goods inventory.
     Our marketing efforts focus on creating a brand awareness and familiarity with our advanced device packaging technologies and an understanding of our end-user market applications in wireless handset and PDA graphics, PC chipsets, wireless LAN, BluetoothTM , flash memory, storage and networking. We market our leadership in three-dimensional advanced packaging and test technology, distribution and our ability to supply a broad line of packaging and test services to the semiconductor industry. We target engineers and executive level decision makers through a direct sales force, the delivery of “white papers” at industry conferences, mailings of technical brochures and newsletters, advertisements in trade journals and our website.
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
     Packaging services are priced competitively against the market and vary depending on such factors as package complexity and material cost. Design costs are not material but when incurred may be charged to a customer separately under non-recurring engineering cost or built into the unit price.
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
Suppliers
Raw Materials
     Our packaging operations depend upon obtaining adequate supplies of raw materials on a timely basis. The principal materials used in our packaging process are lead-frames or laminate substrates, gold wire, molding compound, epoxy, tubes and trays. The prices of lead-frames, laminate substrates, gold wire, molding compound, epoxy, tubes and trays tend to be volatile. We purchase materials based on the regular monthly forecasts of our customers. Our customers are generally responsible for most or all of the costs of unique materials that we purchase but do not use, particularly those lead-frames and substrates that are ordered on the basis of customer-supplied forecasts. We manage inventory with automated materials management processes using enterprise resource planning systems. We work closely with our primary materials suppliers to ensure the timely availability of materials supplies, and we are not dependent on any one supplier for a substantial portion of our materials requirements. The materials we procure are normally available and we are able to meet our production requirements from multiple sources through new materials qualifications, periodic negotiation and placement of written purchase orders. We typically combine our global requirements into centrally negotiated agreements to gain economies of scale in procurement and more significant volume discounts. We generally do not have long-term supply contracts with our supplier. However, should materials become scarce, we would look to enter into long-term supply agreements with key suppliers. The major suppliers of our substrate material are located in South Korea, Japan and Taiwan.
Equipment
     Our operations and expansion plans depend on us being able to obtain an adequate supply of packaging and test equipment on a timely basis. We work closely with our major equipment suppliers to ensure that equipment meets our performance specifications and is delivered on time.
     With the exception of a few key suppliers that provide reserved equipment delivery slots and price discount structures, we have no binding supply agreements with any of our suppliers. A reserved equipment delivery slot is one which allows us to obtain an accelerated delivery of the equipment over and above the delivery schedule previously committed to by the supplier. We acquire our packaging and test equipment on a purchase order basis. Increased levels of demand for the type of capital equipment required in our business may cause an increase in the price and lengthen delivery cycles. Typically, price discounts are offered for volume purchases. We leverage our large volume of orders for testers, probers, handlers and other equipment with our equipment suppliers to secure favorable terms for our equipment purchases, including pricing and accelerated delivery times. A portion of our equipment is held under capital lease. The unavailability of new test or packaging equipment, the failure of such equipment or other equipment acquired by us to operate in accordance with our specifications or requirements or delays in the delivery of such equipment, could delay implementation of our expansion plans and could materially and adversely affect our business, financial condition and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — If we are unable to obtain packaging and testing equipment in a timely manner or on reasonably favorable terms and prices, we may be unable to meet customer demand and our revenue may decline”.
     Packaging Equipment. The primary equipment used in packaging includes die saw, die attach, wire bonders and mold systems. Certain of our wire bonders allow for interchangeability between lead-frame and array packages. We purchase die attach and wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc., Shinkawa Ltd, ASM Technology and Unaxis (formerly known as ESEC S.A.). As of January 31, 2007, we operated an aggregate of 3,845 wire bonders. We purchase mold systems from major international manufacturers, including , Asahi Engineering Co Ltd, Dai-Ichi Seiko Co Ltd. and Towa Corporation.
     Testing Equipment. Testing equipment is one of the most critical components of the wafer probing and device testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment are Teradyne, Inc., Verigy Ltd. and LTX Corporation.
     As of January 31, 2007, we operated 959 testers, comprising 693 mixed-signal testers, 138 digital testers, 108 memory testers and 20 discrete power testers. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required that the customer provide the equipment on a consignment basis. Of the 959 testers, 183 are on consignment from customers. In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.
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
     Our packaging and test operations in Singapore are ISO 9000, ISO 14001, TS16949 and OHSAS 18001 certified. Our facilities located in Icheon, South Korea, Shanghai, China and Kuala Lumpur, Malaysia are ISO 14001, ISO 9001 and TS16949 certified. In addition, both of our facilities in Kuala Lumpur, Malaysia, and Icheon, South Korea are OHSAS 18001 certified; and our Shanghai, China, facility is expected to achieve OHSAS 18001 accreditation in the third quarter of 2007. ISO 9000 is an international standard on the requirements for production of quality products and services. It also sets forth quality management systems for product design, product development, installation and servicing. TS16949 is a quality management system that addresses the specific production needs of automotive customers. ISO 14001 is an international standard on environmental management systems to ensure environmental protection and prevention of pollution in balance with socio-economic needs while OHSAS 18001 is the standard for implementation of an occupational health and safety management system (OHSMS).
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

     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2007, our Company and our various subsidiaries held a total of approximately 644 issued patents and pending patent applications. Of these, we have approximately 116 patents granted or allowed by the U.S. Patent and Trademark Office and approximately 57 patents registered or allowed in Singapore, South Korea and other countries.
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
     In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company. We believe that we have a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit, we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.
     We also, from time to time, receive from customers request for indemnification against pending or threatened infringement claims brought against such customers. The resolution of any future allegation or request for indemnification could have a material adverse effect on our business, financial condition and results of operations.
     Our primary registered trademark and trade name are “STATSChipPAC”. We also own or are licensed to use other trademarks.
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

STATS ChipPAC Ltd.
(formerly ST Assembly Test Services Ltd)
(Singapore)
100%
52%
100%
100%
100%
25%
STATS Holdings Limited
(British Virgin Islands)
Winstek
Semiconductor Corporation
(Taiwan)
STATS ChipPAC Semiconductor
Shanghai Co., Ltd.
(China)
STATS ChipPAC Taiwan
Co., Ltd.
(Taiwan)
STATS ChipPAC, Inc.
(Delaware, United States)
Micro Assembly
Technolgies Limited
(British Virgins) ("MAT")
100%
STATS ChipPAC Test Services
(Shanghai) Co., Ltd.
(China)
100%
100%
100%
STATS ChipPAC Test Services, Inc.
(Delaware, United States)
STATS ChipPAC (Barbados) Ltd.
(Barbados)
ChipPAC International Company Limited
(British Virgins Islands)
100%
Wuxi CR Micro-Assembly
Technology.(1)
(China) ("ANST")
100%
STATS ChipPAC (BVI) Limited
(British Virgins Islands)
100%
100%
ChipPAC Luxembourg S. .R.L.
(Luxembourg))
ChipPAC Liquidity Management
Hungary Limited
Liability Company
(Hungary)
100%
100%
99.9%
0.1%
STATS ChipPAC Shanghai Co., Ltd.
(China)
STATS ChipPAC Malaysia Sdn. Bhd.
(Malaysia)
STATS ChipPAC Lorea Ltd.
(South Korea)

Note:

(1)	In June 2006, we entered into a strategic joint venture with CR Logic for the assembly and test of select products in Wuxi, China, in connection with which we acquired a 25% shareholding in MAT with CR Logic owning a 75% interest. MAT wholly owns ANST, an assembly and test company based in Wuxi, China.

D. Property, Plants and Equipment
     Our packaging and test network comprises 12 facilities throughout Asia and the United States. The following chart provides information regarding our facilities. For information on the aggregate capacity of our facilities in terms of the number of wire bonders and testers we operate, see “— B. Business Overview — Suppliers — Equipment”. Our utilization rates for equipment for 2004, 2005 and 2006 were 69%, 72% and 75%, respectively.

	Area
Property/Location(1)	(Sq. Feet)	Functions/Services	Principal Packaging or Services Provided
Yishun, Singapore(2)	594,036	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and array packaging including BGA, flip-chip packaging, wafer level packaging and CSP and drop shipment services

Icheon, South Korea	587,273	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Advanced array packaging such as stacked die, SiP and flip-chip, standard array packaging such as BGA and CSP and test services

Kuala Lumpur, Malaysia(3)	488,448	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Advanced lead frame packages such as LFCSP and BCC, discrete power packages, and test services

Qing Pu, Shanghai, China(4)	421,748	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Packaging of leaded packages, CSP, BGA, memory card, wafer probe, test and distribution services

Hsin-Chu Hsien, Taiwan(5)	217,258	Test services, research and development, warehousing services, and drop shipment services	Test development, final test, wafer probe and distribution services

Fremont, California, United States	56,320	Sales, marketing, administration and research and development	Sales, marketing, administration and design review services

Milpitas, California, United States	34,000	Test facility and sales office	Sales, marketing, administration, design and test engineering services

Ang Mo Kio, Singapore	31,261	Corporate executive, administrative, sales and marketing and finance office	Corporate administration and finance, sales and marketing

San Diego, California, United States(6)	20,000	Test facility	Test engineering services

Song Jiang, Shanghai, China	15,000	LCD driver, IC bumping and assembly turnkey services	Gold bumping, Circuit probe (CP) testing, Chip-on-glass (COG) assembly and Chip-on-flex (COF) assembly for LCD driver IC

	Area
Property/Location(1)	(Sq. Feet)	Functions/Services	Principal Packaging or Services Provided
Tempe, Arizona, United States	9,300	Package design, research and development and sales office	Sales, marketing, administration, design and characterization services

Hsin-Chu Hsien, Taiwan	7,000	Solder bump services for flip-chip assembly	Eutectic/High-lead/Lead-free solder bump for 300mm wafers

(1)	We lease all of our facilities except where otherwise noted.

(2)	We own the production assets but lease the land from the statutory housing development board of the Government of Singapore under a long-term lease with an initial term expiring in March 2026 with an option to renew.

(3)	We own the building and improvements and lease the land from the State Government of Malaysia, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2086.

(4)	We own the building and improvements and lease the land, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2044. Our investment of approximately $53.6 million to expand our existing facility in Qing Pu, Shanghai, by adding new buildings next to it, is near completion. The addition of the new buildings will increase the total floor space indicated above by approximately 500,000 square feet.

(5)	Winstek owns the land and building, which is subject to mortgages and certain other security interests.

(6)	Situated within the campus of Conexant Systems Inc.
In addition, we purchased a building together with the land in 2006 in Icheon City, South Korea for approximately $14.3 million. The refurbishment works on the building are expected to be completed in various stages throughout 2007 and 2008. The amount of the expenditures and the timing of the refurbishment work will depend on market conditions. The building has a total floor space of approximately 199,000 square feet and is expected to accommodate turnkey packaging and test services upon completion.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
     None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2006 ended on March 26, June 25 and September 24, respectively, and our fourth quarter and fiscal year 2006 ended on December 31, while our first three quarters of 2005 ended on March 27, June 26 and September 25, respectively, and our fourth quarter and fiscal year 2005 ended on December 25, the Sunday nearest to the calendar quarter end of each period. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
Overview
     We are a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the skill to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets.

     In August 2004, we completed the merger with ChipPAC, Inc. which resulted in ChipPAC, Inc. becoming a wholly-owned subsidiary of STATS. The merger was accounted for using the purchase method. Under the purchase method of accounting, the cost of approximately $1.1 billion to acquire ChipPAC, including transaction costs, was allocated to ChipPAC’s net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The financial results for the periods presented in this annual report reflect the financial results of STATS for the full periods and the financial results of ChipPAC from August 5, 2004. As a result, changes in our operating results in 2005 compared with 2004 are due generally to the acquisition of ChipPAC and the inclusion of ChipPAC’s operating results from August 5, 2004. Further, because ChipPAC’s operating results have not been included for the full year 2004, and in any case for the reasons mentioned in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Our operating results have fluctuated, and may continue to fluctuate, from quarter to quarter, which may make it difficult to predict our future performance” and elsewhere in this annual report, the period to period comparisons of our operating results are not meaningful and you should not use such comparisons to predict our future performance.
Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek Holdings, announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and ADSs in our Company that STSPL does not already own (the Offer). As of January 31, 2007, STSPL owned approximately 35.56% of our outstanding ordinary shares. The information in the following paragraph is based on STSPL’s Offer announcement.
     The offer price will be S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer will be conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of our outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of our outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher purchase price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer would also include an offer by STSPL for our outstanding $115,000,000 Convertible Notes due 2008 and $150,000,000 2.50% Convertible Notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.
     STSPL stated that it will send to our security holders the Offer to Purchase, which will contain the terms and conditions of the Offer, not earlier than 14 days and not later than 21 days from the date of the Offer announcement. STSPL announced that the Offer will remain open for acceptances by security holders for a period of not less than 20 U.S. business days or 28 calendar days after the date of posting of the Offer to Purchase, whichever is the longer.
     On March 1, 2007, we announced that our board of directors will appoint an independent financial adviser to advise the directors of our Company who are regarded as independent for the purposes of the Offer under the Take-Over Code (Special Committee). On March 3, 2007, our board of directors formed the Special Committee to review and consider the Offer and such other strategic alternatives available to the Company as the Special Committee may deem to be appropriate. The recommendations to security holders by our Special Committee and the reasons for those recommendations will be set forth in a circular of our Company (which will also contain the advice of the independent financial adviser appointed by our Special Committee) and our Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC. Following their publication, these documents can be obtained without charge at www.sec.gov, www.sgx.com and www.statschippac.com. Our security holders should read these filings as they will contain important information about the Offer, our board of director’s recommendations, the advice of the independent financial adviser and other related matters.
     We expect to incur significant expenses in investment banking, legal and other fees and use significant amounts of internal resources in connection with the matters described above. It is not possible to accurately predict the amount of money or internal resources that will be required in connection with the these matters. Due to the additional costs expected to be incurred in connection with these matters, we may not be able to achieve the net income and net income per ADS guidance for the first fiscal quarter of 2007 that we had provided in our earnings release on January 25, 2007. Further, while we are dealing with these matters, we may not be able to provide any guidance on our future quarterly results of operations.
Factors Affecting Our Results of Operations
Cyclicality of the Semiconductor Industry
     Our results of operations are influenced by the state of the global semiconductor industry which is highly cyclical. The semiconductor industry experienced a significant downturn beginning in the fourth quarter of 2000. This downturn had a significant adverse impact on our sales and financial performance as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started its recovery in late 2002. However, in late 2004 to early 2005 and in late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. Despite the softening of our business in late 2006, the semiconductor industry outlook in 2007 published by recognized industry research analysts and associations are projecting growth rates of approximately 7% as compared to 2006. We expect the SATS market to grow at a faster pace than the semiconductor industry as a whole and we believe that we are well positioned to benefit from the growing outsourcing trend and from our strategic positioning in the higher growth communication, computing and consumer markets.
     In 2002, our net revenues increased 54.8% over 2001 to $225.7 million. In 2003, our net revenues grew by 68.6% over 2002 to $380.7 million. In 2004, our net revenues grew further by 102.0% to $769.1 million. In 2005, our net revenues grew by 50.5% over 2004 to $1,157.3 million primarily due to our acquisition of ChipPAC and a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging and in 2006, our net revenues grew by 39.7% over 2005 to $1,616.9 million. We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.
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
     Cost of Revenues. Our results of operations are generally affected by the capital-intensive nature of our business. Our cost of revenues include depreciation expense, attributed overhead such as facility rental, operating costs and property taxes and insurance, cost of labor and materials and cost of leasing equipment. Our fixed costs comprised largely the expenses related to our test and packaging equipment. Depreciation of our equipment and machinery is generally provided on a straight-line basis over their estimated useful lives of eight years. We routinely review the remaining estimated useful lives of our equipment and machinery to determine if such lives should be adjusted due to changes in technology, production techniques and our customer base. However, due to the nature of our operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment are dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our equipment and machinery. Consequently, impairment charges on our equipment and machinery may be necessary in the future. Our variable costs comprised cost of materials, payroll and operating supplies. The cost of our packaging services will typically include a higher proportion of variable costs compared to test services. Our variable costs may be subject to various global economic factors such as gold prices, oil prices and fluctuations in foreign exchange rates.
     Capacity Utilization. Increases or decreases in capacity utilization can have a significant effect on gross profit margins since the unit cost of test and packaging services generally decreases as fixed charges, such as depreciation expense and equipment leasing costs, are allocated over a larger number of units. We have experienced a significant decrease in the capacity utilization of our facilities in 2001 as a result of the downturn in the semiconductor industry. Our capacity utilization has improved year over year from 2002 to 2006 as the semiconductor industry has been returning to growth. Our ability to manage our gross profit margins will continue to depend in part on our ability to effectively manage our capacity utilization.
     Goodwill and Intangible Assets. As of December 31, 2006, we had goodwill and other intangible assets of approximately $513.5 million and $41.8 million, respectively, which primarily resulted from the accounting of the merger in 2004 using the purchase accounting method.
     Goodwill is recorded when the cost of an acquisition exceeds the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. These tests are performed more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses are recorded when the carrying amount of goodwill and intangible assets exceeds their respective implied fair values. We performed an impairment review at the end of 2004 and recorded an impairment charge of $453.0 million to our results of operations in 2004 on our goodwill associated with the acquisition of ChipPAC, with determination of fair value supplemented by independent appraisal using a combination of discounted cash flows and market multiples methodologies. We believed that the decline in the fair values of the ChipPAC reporting units in 2004 were primarily due to:
•	longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the testing and packaging business, affected our short-term earnings expectation; and

•	a revision of the industry outlook beyond 2005 compared to the time the merger was announced.
     In 2005 and 2006, we completed our annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
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
     See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — We recorded an impairment charge of $453.0 million to our earnings in 2004 and may be required to record another significant charge to earnings in the future when we review our goodwill or other intangible assets for potential impairment”.
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
Revenue Recognition, Allowance For Doubtful Debts, Trade Discounts and Allowances and Sales Returns
     We derive revenue primarily from wafer probe and bumping, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered, net of returns, trade discounts and allowances, and excluding goods and services tax.
     Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in the SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.

     Our sales arrangement include probe, bumping, packaging or test services sold on a standalone basis, as well as multiple-element arrangements where probe, bumping, packaging, test, and in some cases, pre-production and post-production services are provided together. The allocation of revenue to each unit of accounting based on fair value, determined by reference to prices of services sold on a standalone basis, is critical judgment and estimate. Changes in the determination of the allocation could impact the timing of such revenue.
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
     Our inventories are stated at the lower of cost, determined on the weighted average basis, and market value, as estimated by us. Cost is generally computed on a standard cost basis, based on normal capacity utilization, with unrecoverable costs arising from underutilization of capacity expensed when incurred.
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
     In the third quarter of 2004, following the consummation of the merger, we adopted ChipPAC’s policy to depreciate equipment and machinery on a straight line basis over eight years. The impact of this change was depreciation savings of $23.7 million in 2004.
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
     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated from the asset. If the carrying amount of the asset exceeds the future undiscounted net cash flows, such assets are considered to be impaired and an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. In determining the fair value of equipment and machinery, we consider offers to purchase such equipment and expected future discounted cash flows. Due to the nature of our business, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, we may not be able to anticipate declines in the utility of our equipment and machinery. Generally, we consider consecutive quarterly utilization rate declines or projected utilization deterioration as principal factors for our impairment review. Consequently, additional impairment charges may be necessary in the future and this could have a significant negative impact on our future operating results.
     We did not record any impairment charges in 2004, 2005 and 2006.
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
     For a discussion of significant items in deferred tax asset, see “Note 14. Income Taxes” of our consolidated financial statements included in “Item 18. Financial Statements”.
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
     We performed an impairment review of the goodwill associated with the acquisition of ChipPAC at the end of 2004, with the determination of fair value supplemented by independent appraisal and recorded an impairment charge of $453.0 million to our results of operations in 2004. In 2005 and 2006, we completed our annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
Results of Operations
     The following table sets forth the composition of revenue by product group and test services as a percentage of net revenues:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Net revenues
Packaging — array	40.6%	50.2%	55.5%
Packaging — leaded	20.9	22.0	18.3
Test and other services	38.5	27.8	26.2

Total net revenues	100.0%	100.0%	100.0%

     The following table sets forth certain data as a percentage of net revenues for the periods indicated:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Total net revenues	100.0%	100.0%	100.0%
Gross profit	16.3	16.4	20.2
Selling, general and administrative	11.0	11.7	8.6
Research and development	2.3	2.3	1.9
Goodwill impairment	58.9	0.0	0.0
Restructuring charges	0.0	0.1	0.1
Operating income (loss)	(55.9)	2.3	9.6
Other income (expense), net	(3.4)	(3.2)	(2.6)
Income tax expense	(1.0)	(0.8)	(1.6)
Minority interest	(0.5)	(0.6)	(0.6)
Net income (loss)	(60.8)%	(2.3)%	4.8%
Year Ended December 31, 2006 Compared to Year Ended December 25, 2005
Net Revenues
     We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $1,616.9 million in 2006, an increase of 39.7% compared to $1,157.3 million in 2005. The increase was primarily due to a continued growth in the semiconductor industry, coupled with a continuing trend towards increased outsourcing of test and packaging in 2006.
     Our packaging revenue in 2006 increased 43.0% to $1,194.3 million compared to 2005. Unit volumes of our total packaging in 2006 were 39.4% higher compared to 2005 and contributed to an increase of $332.8 million in revenue. The average selling prices for our services have generally decreased over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in 2006 increased 2.2% compared to 2005, primarily due to changes in product mix, and contributed to an increase of $18.2 million in revenue. Revenue from test and other services in 2006 increased 31.3% to $422.7 million compared to 2005.

     In 2006, revenue contribution from the communications market increased 1.5% over 2005, and represented 56.7% of our revenues in 2006, compared to 55.2% of our revenues in 2005. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets in 2006 increased 1.3% over 2005, and represented 24.6% of our revenues in the 2006. Revenue contribution from personal computers market in 2006 decreased 2.8% over 2005 and represented 18.7% of our revenues in 2006. We expect to continue to depend on the communications, consumer and multi-applications, and personal computers market for substantially all of our net revenues.
Gross Profit
     Gross profit in 2006 was $326.2 million, an increase of $136.9 million compared to $189.2 million in 2005. Gross profit as a percentage of net revenues was 20.2% in 2006, compared to 16.4% in 2005. Gross profit in 2006 include $6.0 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R) which reduced gross margin by 0.3% during the year. In 2006, gross profit improved primarily as a result of better operating leverage, improved product mix, continued cost control measures and higher overall average selling price, partially offset by higher depreciation from our larger capital asset base and an increase in cost of materials. Overall equipment utilization was approximately 75% in 2006 compared to 72% in 2005. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices which affected our cost of materials and the adverse effect of the strengthening of the Singapore dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. dollar when compared to 2005.
Selling, General and Administrative
     Selling, general and administrative expenses were $139.5 million in 2006, an increase of 2.7% compared to $135.8 million in 2005. As a percentage of net revenues, selling, general and administrative expenses were 8.6% in 2006 compared to 11.7% in 2005. The increase in selling, general and administrative expenses in 2006 was primarily a result of higher share-based compensation expense, higher payroll expenses resulting from additional headcount, increased cost of general business support for our overall business growth and higher Sarbanes-Oxley Act compliance related expenses, partially offset by certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortized. In 2006, share-based compensation expense was $6.1 million under SFAS 123(R) compared to $0.7 million under APB 25 in 2005.
Research and Development
     Research and development expenses were $30.4 million in 2006 compared to $26.1 million in 2005, an increase of $4.4 million. Research and development expenses increased primarily due to an increase in headcount and the inclusion of share-based compensation expense of $1.6 million under SFAS 123(R) in 2006. As a percentage of net revenues, research and development expenses were 1.9% in 2006 compared to 2.3% in 2005.
Restructuring Charges
     In the third quarter of 2006 and the first quarter of 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 556 and 88 employees, respectively, related to the restructuring. Severance and related charges of $1.9 million and $0.8 million were incurred and expensed in the third quarter of 2006 and the first quarter of 2005, respectively.
Goodwill Impairment
     As required by U.S. GAAP, we performed our annual test for impairment in 2006 and 2005, and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired.
Net Interest Income (Expense)
     Net interest expense was $40.4 million in 2006 compared to $36.2 million in 2005. Interest income was $5.4 million in 2006 compared to $6.4 million in 2005. The decrease in interest income in 2006 was primarily due to a decrease in cash equivalents and marketable securities held by us compared to 2005.

     Interest expense was $45.8 million in 2006 compared to $42.6 million in 2005. The increase in interest expense was primarily due to a full year of interest on the $150.0 million 7.5% senior notes due 2010 in 2006 compared to approximately half year of interest in 2005 as the notes were issued in July 2005 and an increase in foreign loans of $12.0 million in South Korea and $50.3 million in Taiwan. The increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007, a repurchase of $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 and repayment of short-term and long-term debts in South Korea and long-term debts in Taiwan. Total outstanding interest-bearing debt was $762.9 million and $821.7 million as of December 31, 2006 and December 25, 2005, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain or (loss) was $(1.6) million in 2006 compared to $0.5 million in 2005. The non-cash losses in 2006 were due primarily to the fluctuations of the exchange rate between the U.S. dollar and the Singapore dollar, the South Korean Won and the Chinese Renminbi.
Other Non-Operating Income (Expense)
     Net other non-operating income was $0.1 million in 2006 compared to net other non-operating (expense) of $(1.1) million in 2005. The fluctuation resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 in 2005.
Income Tax Expense
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Our consolidated income tax expense was $25.8 million in 2006 compared to $9.7 million in 2005 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America.
Year Ended December 25, 2005 Compared to Year Ended December 31, 2004
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
     Our packaging revenue in 2005 increased 76.7% to $835.3 million compared to 2004. Unit volumes of our total packaging increased 76.4% in 2005 compared to 2004, and contributed to an increase of $426.4 million in revenue. Average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services in 2005 decreased 7.2%, compared to 2004, primarily due to changes in product mix, and contributed to a decrease of $63.9 million in revenue. We experienced increased demand for our three-dimensional packaging, FBGA and PBGA packaging in 2005. Test revenue in 2005 increased 8.9% to $322.0 million compared to 2004. Our increase in test revenue from our acquisition of ChipPAC was partially offset by declining average selling prices.
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
Net Interest Income (Expense)
     Net interest expense was $36.2 million in 2005 compared to $24.4 million in 2004. Net interest expense consisted of interest income of $6.4 million and interest expense of $42.6 million in 2005 and interest income of $4.4 million and interest expense of $28.8 million in 2004. The increase in interest income in 2005 was primarily due to an increase of the marketable securities held by us. The increase in interest expense was primarily due to interest on debts assumed as a result of our merger with ChipPAC, and our accrued interest on the $215.0 million 6.75% senior notes due 2011 issued in November 2004, the $150.0 million 7.5% senior notes due 2010 issued in July 2005, an increase in foreign loans of $19.7 million in South Korea and $4.6 million in Taiwan, and the $99.0 million short-term debts which was borrowed and repaid in 2005. The increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007 and repayment of certain long-term debts in South Korea and Taiwan, respectively. Total outstanding interest-bearing debt was $821.7 million and $834.8 million as of December 25, 2005 and December 31, 2004, respectively.

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
Income Tax Expense
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
Quarterly Results
     The following table sets forth our unaudited results of operations, including as a percentage of net revenues, for the eight fiscal quarters ended December 31, 2006. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

	Fiscal Quarter Ended
	March 27,	June 26,	September 25,	December 25,	March 26,	June 25,	September 24,	December 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(In thousands)
Net revenues	$234,146	$264,346	$301,298	$357,463	$385,709	$418,133	$397,109	$415,982
Cost of revenues	(209,748)	(228,541)	(250,588)	(279,146)	(309,116)	(331,327)	(318,185)	(332,145)

Gross profit	24,398	35,805	50,710	78,317	76,593	86,806	78,924	83,837

Operating expenses:
Selling, general and administrative	32,246	33,761	34,034	35,710	39,711	39,914	30,707	29,134
Research and development	5,942	6,536	6,243	7,350	6,973	7,909	7,632	7,932
Restructuring charges	830	—	—	—	—	—	1,938	—

Total operating expenses	39,018	40,297	40,277	43,060	46,684	47,823	40,277	37,066

Operating income (loss).	(14,620)	(4,492)	10,433	35,257	29,909	38,983	38,647	46,771
Other income (expenses), net:
Interest income (expenses), net	(9,447)	(8,283)	(9,148)	(9,337)	(9,696)	(10,414)	(10,796)	(9,509)
Foreign currency exchange gain (loss).	(391)	71	880	(29)	(9)	(455)	(593)	(521)
Equity income from equity investee	—	—	—	—	—	—	128	24
Other non-operating income (expenses), net	(1,544)	157	227	84	275	294	453	(914)

Total other income (expenses), net	(11,382)	(8,055)	(8,041)	(9,282)	(9,430)	(10,575)	(10,808)	(10,920)

	Fiscal Quarter Ended
	March 27,	June 26,	September 25,	December 25,	March 26,	June 25,	September 24,	December 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(In thousands)
Income (loss) before income taxes	(26,002)	(12,547)	2,392	25,975	20,479	28,408	27,839	35,851
Income tax expense	(1,139)	(1,159)	(1,247)	(6,144)	(5,918)	(7,211)	(7,137)	(5,493)

Income (loss) before minority interest	(27,141)	(13,706)	1,145	19,831	14,561	21,197	20,702	30,358
Minority interest	22	(1,357)	(2,156)	(2,949)	(2,545)	(3,177)	(2,205)	(2,083)

Net income (loss)	$(27,119)	$(15,063)	$(1,011)	$16,882	$12,016	$18,020	$18,497	$28,275

	Fiscal Quarter Ended
	(As a Percentage of Net Revenues)
	March 27,	June 26,	September 25,	December 25,	March 26,	June 25,	September 24,	December 31,
	2005	2005	2005	2005	2006	2006	2006	2006
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(89.6)	(86.5)	(83.2)	(78.1)	(80.1)	(79.2)	(80.1)	(79.8)

Gross profit	10.4	13.5	16.8	21.9	19.9	20.8	19.9	20.2

Operating expenses:
Selling, general and administrative	13.8	12.8	11.2	9.9	10.3	9.5	7.7	7.0
Research and development	2.5	2.4	2.1	2.1	1.8	1.9	1.9	1.9
Restructuring charges	0.3	0.0	0.0	0.0	0.0	0.0	0.5	0.0

Total operating expenses	16.6	15.2	13.3	12.0	12.1	11.4	10.1	8.9
Operating income (loss)	(6.2)	(1.7)	3.5	9.9	7.8	9.4	9.8	11.3
Other income (expenses), net:
Interest income (expenses) net	(4.0)	(3.1)	(3.0)	(2.6)	(2.5)	(2.5)	(2.7)	(2.3)
Foreign currency exchange gain (loss)	(0.2)	0.0	0.3	0.0	0.0	(0.1)	(0.1)	(0.1)
Equity income from equity investee	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-operating income (expenses), net	(0.7)	0.1	0.1	0.0	0.1	0.1	0.1	(0.2)

Total other income (expenses), net	(4.9)	(3.0)	(2.6)	(2.6)	(2.4)	(2.5)	(2.7)	(2.6)
Income (loss) before income taxes	(11.1)	(4.7)	0.9	7.3	5.4	6.9	7.1	8.7
Income tax expense	(0.5)	(0.5)	(0.4)	(1.7)	(1.5)	(1.7)	(1.8)	(1.3)

Income (loss) before minority interest	(11.6)	(5.2)	0.5	5.6	3.9	5.2	5.3	7.4
Minority interest	(0.0)	(0.5)	(0.7)	(0.8)	(0.7)	(0.8)	(0.6)	(0.5)

Net income (loss)	(11.6)%	(5.7)%	(0.2)%	4.8%	3.2%	4.4%	4.7%	6.9%

Liquidity and Capital Resources
      Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash and cash equivalents and marketable securities. As at December 31, 2006, we had cash, cash equivalents and marketable securities of $231.9 million. We also have available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $447.6 million, of which $105.0 million was utilized as of December 31, 2006. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditure to be approximately $250.0 million in 2007 as our capital expenditure spending continues to be targeted at demand that we see from our customers and on long-term strategic investments. We spent $348.5 million on capital expenditures in 2006, compared to $277.7 million in 2005. We experienced an increase in capital expenditure in 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long-term strategic investments.
     At the annual general meeting in April 2006, our shareholders approved the repurchase of up to approximately 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 31, 2006, we have not repurchased any shares. We intend to seek a renewal of the shareholders’ mandate in our next annual general meeting. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as capital lease and debt service repayment obligations for 2007. Our debt service repayment obligations for 2007 include our obligation to repay the remaining $31.5 million aggregate principal amount of our 1.75% convertible notes upon maturity in March 2007 and to meet the redemption of the outstanding $115.0 million aggregate principal amount of our 0% convertible notes if our noteholders exercise their put option thereunder in November 2007. Further, STSPL’s proposed tender offer for the remaining shares in our Company that STSPL does not already own, as described above under “Recent Developments — Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer”, if consummated, would result in a change in control of our Company as defined in the indenture relating to our $150.0 million of 2.5% convertible subordinated notes due 2008. In such an event, holders of our 2.5% convertible subordinated notes due 2008 will have the right to require us to repurchase all or a portion of their notes. If our capital expenditure requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Total Borrowings
     As of December 31, 2006, our total debt outstanding consisted of $762.9 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-term and short-term borrowings.
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
     In 2006, we increased our total term loan facilities from Hana Bank in South Korea to $30.0 million, an increase of $15.0 million over 2005. During 2006, we borrowed $12.0 million under these facilities to finance our purchase of a building and land in South Korea. These borrowings are repayable over eight equal quarterly installments from November 2006 to June 2009 and as of December 31, 2006, $14.1 million was outstanding. Further in 2006, Winstek borrowed NT$1.6 billion ($50.3 million as of December 31, 2006) under its NT$1.8 billion ($55.2 million as of December 31, 2006) floating rate New Taiwan dollar term loan facility, obtained from a syndicate of lenders with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. This facility is secured by a pledge of Winstek’s equipment with net book value of $50.2 million as of December 31, 2006. The proceeds from this facility were primarily used to repay certain of Winstek’s other credit facilities.
     On October 16, 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011. We paid a total amount of $50.5 million (excluding interest) in respect of the subordinated convertible notes. The repurchase was financed with our current working capital, including our cash and cash equivalents.
     See “Item 10. Additional Information — C. Material Contracts” and Notes 15, 16 and 17 to our audited consolidated financial statements for more details on our debt instruments.
Off-Balance Sheet Arrangements
     We provided tax guarantee to the South Korean tax authorities as discussed below. We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc. assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations were approximately $273.6 million as of December 31, 2006.
Contractual Obligations
     Our total commitments on our loans, capital lease, operating leases, other obligations and other agreements as of December 31, 2006, were as follows:

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
			(In thousands)
On balance sheet commitments:
1.75% convertible notes due 2007(1)(3)	$36,800	$—	$—	$—	$36,800
Zero coupon convertible notes due 2008(1)(2)(3)	—	131,280	—	—	131,280
2.5% convertible subordinated notes due 2008(3)	—	150,000	—	—	150,000
6.75% senior notes due 2011(3)	—	—	215,000	—	215,000
7.5% senior notes due 2010(3)	—	—	150,000	—	150,000
Capital lease obligations(3)	3,680	—	—	—	3,680
Long-term loans(3)	24,301	49,345	1,380	518	75,544
Short-term loans(3)	592	—	—	—	592
Other non-current liabilities(4)	—	—	—	—	—

Total on balance sheet commitment	$65,373	$330,625	$366,380	$518	$762,896

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
			(In thousands)
Off balance sheet commitments:
Operating leases	$29,945	$42,226	$16,561	$43,261	$131,993
Royalty/licensing agreements	7,363	14,587	13,890	—	35,840
Contingent payments to Cirrus	750	—	—	—	750
Purchase obligations:
— Capital commitments	24,932	—	—	—	24,932
— Inventory purchase commitments	80,049	—	—	—	80,049

Total off balance sheet commitments	143,039	56,813	30,451	43,261	273,564

Total commitments	$208,412	$387,438	$396,831	$43,779	$1,036,460

(1)	On maturity of the 1.75% convertible notes due 2007 and zero coupon convertible notes due 2008, we are required to pay the note holders 117.665% and 123.4% of the principal amounts, respectively.

(2)	Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.

(3)	The convertible notes, senior notes, capital lease obligations, short-term and long-term loans agreements contain provisions for the payment of interest either on maturity or on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within 1 year, 1-3 years, 3-5 years and more than 5 years amount to $32.6 million, $65.8 million, $40.4 million, and $0.01 million, respectively.

(4)	Our other non-current liabilities as of December 31, 2006 were $84.8 million, including $26.9 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.
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
     In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company. We believe that we have a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit, we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.

     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17.0 million based on the exchange rate as of January 31, 2007) made by the South Korean National Tax Service (NTS) relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding tax on the transactions in question. ChipPAC has appealed the assessment through the NTS’s MAP and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.9 million based on the exchange rate as of January 31, 2007) was made on January 9, 2004 for interest expense from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. The MAP will terminate on July 3, 2007 if not extended by the NTS. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax estimated to be 36.5 billion South Korean Won (approximately $38.8 million based on the exchange rate as of January 31, 2007). As of December 31, 2006, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of our Company.
Cash Flows From Operating Activities
     In 2006, cash provided by operations was $427.8 million compared to $270.7 million in 2005. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 8% convertible subordinated notes due 2011, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in assets and liabilities. In 2006, non-cash related items included $276.1 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $13.7 million related to share-based compensation expense, $6.6 million from the accretion of discount on certain of our convertible notes, $0.5 million from loss on repurchase and redemption of our 8.0% convertible subordinated notes due 2011, $19.9 million from the deferred taxes, $10.0 million from the minority interest in income of our subsidiary and $0.2 million income from investment in equity investee. In 2005, non-cash related items included $281.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.7 million related to share-based compensation expense, $7.4 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% convertible notes due 2007, $9.4 million from the deferred taxes and $6.4 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, inventories and decreases in amount due to affiliates. Working capital source of cash included decreases in amount due from affiliates, other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables.
     In 2005, cash provided by operations was $270.7 million compared to $136.6 million in 2004. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 1.75% convertible notes due 2007, deferred income taxes, foreign currency exchange loss or gain, minority interest and by changes in assets and liabilities, accretion of discount on certain of our convertible notes, amortization of debt issuance cost, impairment of goodwill, loss (gain) from sale of assets, deferred income taxes, foreign currency exchange loss (gain), minority interest, and by changes in assets and liabilities. In 2004, non-cash related items included $453.0 million of goodwill impairment charges, $216.3 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.7 million related to share-based compensation expense, $11.4 million from the accretion of discount, $0.8 million from loss on repurchase and redemption of our 1.75% convertible notes due 2007 and our 12.75% senior notes due 2009, $15.0 million from the deferred taxes and $3.8 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, amounts due from affiliates, inventories and decreases in amount due to affiliates. Working capital source of cash included decreases in other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables.

Cash Flows From Investing Activities
     In 2006, cash used in investing activities was $425.8 million compared to $263.0 million in 2005. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $393.6 million in 2006 and $245.8 million in 2005. We experienced an increase in capital expenditure in 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long-term strategic investments. In 2006, we acquired a 25% shareholding in MAT for $10.2 million. In 2006 and 2005, we invested $6.4 million and $4.9 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2006 and 2005, we invested in marketable securities which amounted to $80.9 million and $32.0 million, respectively, and received proceeds from the sale and maturity of our marketable securities of $56.2 million and $16.5 million, respectively.
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
Cash Flows From Financing Activities
     In 2006, cash used in financing activities was $54.9 million compared to $9.4 million in 2005. In 2006, $60.3 million was borrowed and $69.9 million was repaid on our borrowings and debts, compared to $188.1 million and $180.9 million, respectively, in 2005. In 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 at an aggregate consideration of $50.5 million. In 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In 2005, $146.5 million, net of expenses, was provided from the issuance of $150.0 million of 7.5% senior notes due 2010. In 2006 and 2005, we reduced our restricted cash by $1.6 million and increased our restricted cash by $1.5 million, respectively. In addition, $7.1 million and $11.7 million of capital lease payments were made in 2006 and 2005, respectively. In 2006 and 2005, $13.3 million and $13.5 million, respectively, was provided by the issuance of new ordinary shares of our Company through the employee share option plan and the employee share purchase plan. The total number of ordinary shares issued in 2006 and 2005 were 26.5 million and 32.0 million, respectively.
     In 2005, cash used in financing activities was $9.4 million compared to cash provided by financing activities of $41.1 million in 2004. In 2005, $188.1 million was borrowed and $180.9 million was repaid on our borrowings and debts, compared to $107.6 million and $81.0 million, respectively, in 2004. In 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In 2005, $146.5 million, net of expenses, was provided from the issuance of $150.0 million of 7.5% senior notes due 2010 compared to the net proceeds of $210.5 million from the issuance of $215.0 million of 6.75% of senior notes due 2011 in 2004. In 2005 and 2004, we increased our restricted cash by $1.5 million and reduced our restricted cash by $2.9 million, respectively. In addition, $11.7 million and $7.2 million of capital lease payments were made in 2005 and 2004, respectively. In 2005 and 2004, $13.5 million and $2.0 million, respectively, were provided by the issuance of new ordinary shares of our Company through the employee share option scheme and the employee share purchase plan. The total number of ordinary shares issued in 2005 and 2004 were 32.0 million and 5.8 million, respectively.
Special Tax Status
     We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing of Integrated Circuits Including Wafer Probing Services”. In December 2003, an application was submitted to the Singapore Economic Development Board (EDB) to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we recorded $5.0 million of tax recoverable in December 2004 related to the expected refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. We received a partial refund of taxes amounting to $4.6 million in April 2005. In 2006, we received the remaining $0.4 million from EDB. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.
Derivative Financial Instruments
     We are exposed to fluctuations in currency exchange rates and interest rates. From time to time, we may employ derivative instruments such as forward foreign currency swaps, foreign forward contracts and options and interest rate swaps to mitigate the financial risks associated with certain anticipated cash flows, assets and liabilities.
     In 2005 and 2006, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 25, 2005 and December 31, 2006, the Company had a series of foreign currency forward contracts qualifying as cash flow hedges with total contract value of approximately $147.0 million and $68.0 million, respectively. In 2005, the Company entered into a series of gold forward contracts qualifying as cash flow hedges with total contract value of approximately $7.0 million to reduce exposure of the commodity price risk related to gold usage in the cost of materials. The duration of these instruments are generally less than 12 months. All forward contracts qualify for hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.
Foreign Currency Risk
     A portion of our costs is denominated in various foreign currencies, like the Singapore dollar, the South Korean Won, the Malaysian Ringgit, the Chinese Renminbi, New Taiwan dollars and the Japanese yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.
     From time to time, we may have engaged in, and may continue to engage in, foreign exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we implement will be effective. If it is not effective, we may experience reduced net income.
Research and Development
     See “Item 4. Information on our Company — B. Business Overview — Research and Development”.
Recent Accounting Pronouncements
     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation”, amends SFAS No. 95, “Statement of Cash Flows”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) is effective for annual periods beginning after June 15, 2005, which is the Company’s fiscal 2006. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions.
     The adoption of SFAS 123(R) had a material impact on our consolidated financial statements for 2006, and is expected to continue to materially impact our financial statements in the foreseeable future. See Note 23 to the financial statements appearing herein for more information on the impact of the adoption of SFAS 123(R).
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN 48 will have on the consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal years ending after December 15, 2008.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth the name, age (as at January 31, 2007) and position of each director and member of senior management. The business address of our directors and senior management is our principal executive office in Singapore.

Name	Age	Position

Board of Directors
Charles R. Wofford(1)(2)(3)(4)	73	Chairman of our Board to Directors
Lim Ming Seong(5)	59	Deputy Chairman of our Board of Directors
Tan Lay Koon	48	Director, President and Chief Executive Officer
Peter Seah Lim Huat(6)(7)	60	Director
Steven H. Hamblin(1)(8)(9)	58	Director
Richard J. Agnich(1)(7)(9)	63	Director
Robert W. Conn(1)(10)	64	Director
R. Douglas Norby(1)(11)	71	Director
Park Chong Sup(1)(10)	59	Director
Teng Cheong Kwee(1)(12)	53	Director
Tokumasa Yasui(1)(13)	62	Director

Senior Management
Wan Choong Hoe	53	Executive Vice President, Chief Operating Officer
Han Byung Joon	47	Executive Vice President, Chief Technology Officer
Scott J. Jewler	41	Executive Vice President, Chief Strategy Officer
Michael G. Potter	40	Senior Vice President, Chief Financial Officer
Ng Tiong Gee	44	Senior Vice President, Human Resources and Chief Information Officer
Janet T. Taylor	49	Senior Vice President, General Counsel

(1)	Determined by our Board of Directors to be independent under Rule 4200 of the Nasdaq Marketplace Rules.

(2)	Chairman of the Executive Committee.

(3)	Chairman of the Executive Resource & Compensation Committee.

(4)	Chairman of the Nominating and Corporate Governance Committee.

(5)	Chairman of the Budget Committee.

(6)	Member of the Executive Resource & Compensation Committee.

(7)	Member of the Nominating and Corporate Governance Committee.

(8)	Member of the Executive Committee.

(9)	Member of the Audit Committee.

(10)	Member of the Budget Committee.

(11)	Chairman of the Audit Committee.

(12)	Appointed as a director on October 1, 2006.

(13)	Appointed as a director on January 23, 2007.

     Our Board of Directors held four meetings in person in 2006. The attendance by directors at Board meetings they were scheduled to attend was 100%.
     Dr. Robert W. Conn, Mr. R. Douglas Norby and Dr. Park Chong Sup were nominated for election as our directors pursuant to the terms of the merger agreement governing our merger with ChipPAC and elected as our directors at our extraordinary shareholders’ meeting on August 4, 2004.
     Other than with respect to these three persons, there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. There are no family relationships among any of our directors, senior management or substantial shareholders. Mr. Peter Seah Lim Huat was an employee of Singapore Technologies Pte Ltd (STPL), the parent company of our controlling shareholder, STSPL, until December 31, 2004, when all the assets of STPL were transferred to STPL’s parent, Temasek Holdings, pursuant to a restructuring exercise. Mr. Seah became a member of the Temasek Advisory Panel in January 2005. Mr. Lim Ming Seong was an employee of STPL until January 31, 2002 and immediately thereafter became a Corporate Advisor to STPL until February 2, 2004.
     Mr. Tay Siew Choon has resigned from our Board with effect from April 30, 2006.
Board of Directors
     Charles R. Wofford
     Mr. Charles Richard Wofford has been a member of our Board of Directors since February 1998 and the Chairman of our Board of Directors since August 2002. Mr. Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, Chief Executive Officer and President of Farr Company from 1992 to 1995 and Executive Vice Chairman of FSI International from 1996 to 1998. He received his Bachelor of Arts degree from Texas Western College.
     Lim Ming Seong
     Mr. Lim Ming Seong has been the Deputy Chairman of our Board of Directors since June 1998. He is the Chairman of CSE Global Ltd, formerly known as CSE Systems & Engineering Ltd, and sits on the boards of StarHub Ltd and several other companies. Since joining STPL in December 1986, he has held various senior positions in the former Singapore Technologies group, including as Group Director of STPL until January 31, 2002. Prior to joining STPL, he was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. He also participated in the Advanced Management Programs at INSEAD and Harvard University.

     Tan Lay Koon
     Mr. Tan Lay Koon has been our President and Chief Executive Officer and a member of our Board of Directors since June 2002. Mr. Tan joined us in May 2000 as our Chief Financial Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.
     Peter Seah Lim Huat
     Mr. Peter Seah Lim Huat has been a member of our Board of Directors since July 2002. He has been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of STPL and a member of its board of directors. He was a banker for the past 33 years, retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of Singapore Computer Systems Limited, SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered and StarHub Ltd. His other appointments include being a member of S Rajaratnam School of International Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry and Honorary Treasurer of the Singapore Business Federation Council. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.
     Steven H. Hamblin
     Mr. Steven Hugh Hamblin has been a member of our Board of Directors since June 1998. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Marketing Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin is also a board member of Chartered. He is a Certified Public Accountant. He received his Bachelor of Science in Civil Engineering from the University of Missouri and his Master of Science in Industrial Administration from Carnegie-Mellon University.
     Richard J. Agnich
     Mr. Richard J. Agnich has been a member of our Board of Directors since October 2001. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his B.A. in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.
     Robert W. Conn
     Dr. Robert W. Conn has been a member of our Board of Directors since August 2004. Dr. Conn was a member of the board of directors of ChipPAC prior to the merger. Dr. Conn has been the Managing Director of Enterprise Partners Venture Capital since July 2002. Dr. Conn served as Dean of the Jacobs School of Engineering, University of California, San Diego, from 1994 to 2002. From 1980 to 1994, Dr. Conn served as Professor of Engineering and Applied Science at the University of California, Los Angeles (UCLA), where he was founding director of the Institute of Plasma and Fusion Research. Dr. Conn co-founded a semiconductor equipment company in 1986, Plasma & Materials Technologies, now Trikon Technologies, and was Chairman of the Board through 1993. Dr. Conn is a member of the U.S. National Academy of Engineering, and served in 1997 and 1998 as a member of the U.S. President’s Committee of Advisors on Science and Technology Panel on Energy R&D Policy for the 21st Century. As Managing Director of a venture capital firm, Dr. Conn serves as a director of eleven private companies: NEXX Systems, Inc., Pivotal Systems, Inc., Nuelight Inc., 3Leaf Networks, Inc., Quorum Systems, Inc., Tarari Systems, Inc. Calient Networks, Inc., Hammerhead Systems, Inc., Novera Optics, Inc., Scoperta, Inc. and Quartics, Inc.. He is a member of one other public company board, Intersil Corporation, and serves on Intersil’s audit committee. Dr. Conn received his Bachelor of Science in Chemical Engineering and Physics from the Pratt Institute. He received a Masters of Science in Mechanical Engineering and a Ph.D in Engineering Science from the California Institute of Technology.

     R. Douglas Norby
     Mr. R. Douglas Norby has been a member of our Board of Directors since August 2004. Mr. Norby was a member of the board of directors of ChipPAC prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc. from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera Technologies, Inc. from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of LSI Logic Corporation, Alexion Pharmaceuticals, Inc., Neterion, Inc., Magnachip Semiconductor Ltd. and Nexx Systems, Inc., and serves as the Chairman of Alexion’s, Neterion’s, Magnachip’s and Nexx’s audit committee. He received his B.A. in Economics from Harvard University and M.B.A. from Harvard Business School.
     Park Chong Sup
     Dr. Park Chong Sup has been a member of our Board of Directors since August 2004. Dr. Park was a member of the board of directors of ChipPAC prior to the merger. Dr. Park has been the Chairman and Chief Executive Officer of Maxtor Corporation from November 2004 to May 2006. Dr. Park served as Investment Partner and Senior Advisor at H&Q Asia Pacific from April 2004 until September 2004, and as Managing Director from November 2002 until March 2004. Dr. Park served as the Chairman and Chief Executive Officer of Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co. Ltd.) from April 2000 to May 2002. He served as President and Chief Executive Officer of Hyundai Electronics America, Inc. from September 1996 to October 1999 and Chairman from November 1999 to May 2002. Dr. Park is a director of Smart Modular Technologies, Inc., A-Max Technology Ltd., Seagate Technology and Ballard Power Systems, Inc. Dr. Park holds a B.A. in Management from Yonsei University, an M.A. in Management from Seoul National University, an M.B.A. from the University of Chicago and a Doctorate in Management from Nova Southeastern University.
     Teng Cheong Kwee
     Mr. Teng Cheong Kwee has been a member of our Board of Directors since October 2006. He was previously a member of our Board from January 2001 to August 2004 and was appointed a member and Chairman of our Audit Committee in January 2001 and January 2003, respectively. Mr. Teng was the Head of Risk Management & Regulatory Division of the Singapore Exchange Limited and has held various positions in regulatory and financial institutions including the Monetary Authority of Singapore. Mr. Teng has more than 20 years of experience in the finance industry. He is also a non-executive Director of several other companies listed on the SGX-ST. Mr. Teng received his Bachelor of Engineering (Industrial) (First Class Honors) and Bachelor of Commerce from the University of Newcastle, Australia.
     Tokumasa Yasui
     Mr. Tokumasa Yasui has been a member of our Board of Directors since January 2007. Mr. Yasui is currently Special Advisor to the President of Renesas Solutions Corp., a subsidiary of Renesas Technology Corp., a joint venture between Hitachi Ltd. and Mitsubishi Ltd. Prior to that, he was a Managing Director of Renesas Semiconductor (Malaysia) Sdn. Bhd. He has also held various senior management positions with Hitachi Ltd. where he last served as Group Executive of the Semiconductor Division. He has also served as Executive Vice President of Elpida Memory, Inc., which started as a joint venture between Hitachi Ltd. and NEC Corp. Mr. Yasui holds a Bachelor of Engineering and a Master of Engineering in Electrical Engineering from Kyoto University.
Senior Management
     Wan Choong Hoe
     Mr. Wan Choong Hoe joined us as Chief Operating Officer in September 2004. Mr. Wan was previously Vice President and Managing Director responsible for Singapore and China operations for National Semiconductor Manufacturer Singapore Pte. Ltd. (National Semiconductor), a position he held since 2000. From 1994 to 2000, Mr. Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore and previously held positions as Director of Operations and Director of QRA/Logistics. Prior to joining National Semiconductor in 1986, Mr. Wan held various positions at Texas Instruments Singapore Pte. Ltd. and from 1997 to 2001, served as Chairman of the Gintic Research Institute Management Board. Mr. Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.

     Han Byung Joon
     Dr. Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, prior to that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip-scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York, in 1988.
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
     Ng Tiong Gee
     Mr. Ng Tiong Gee was appointed Chief Information Officer in May 2001 and Senior Vice President of Human Resources in February 2007. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational’s IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Hewlett Packard. Mr. Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in 1987. He also holds a Master’s Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.
     Janet T. Taylor
     Ms. Janet T. Taylor joined us as General Counsel in June 2005. Prior to joining our Company, Ms. Taylor practiced as a Foreign Legal Consultant at the law firm of Kartini Muljadi & Rekan in Indonesia. Ms. Taylor was counsel in the U.S. Securities Practice Group of Sidley Austin Brown & Wood’s Singapore office from 2000 to 2002 and prior to that, a partner in the U.S. Securities Practice Group of Baker & McKenzie’s Singapore office. In 1999, she joined the U.S. Securities Practice Group of Norton Rose’s London office until she returned to Singapore in 2000. In 1993, she joined LeBoeuf, Lamb Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. Ms. Taylor began her legal career in 1989 at Debevoise & Plimpton in New York. Ms. Taylor was admitted to the New York Bar in 1990. She holds a Juris Doctor from Harvard Law School, a Bachelor of Arts degree (History) from the University of Texas and a Bachelor of Business Administration degree (Accounting) from Sam Houston State University.

B. Compensation of Directors and Senior Management
     The following table sets forth the aggregate amount of compensation including bonus paid or proposed to be paid for all of our directors and senior management with respect to services rendered in 2006.

	Executive	Non executive
	Director	Directors(1)	Total(2)(3)
Charles R. Wofford		$129,790	$129,790
Lim Ming Seong		58,420	58,420
Tan Lay Koon	$1,417,373		1,417,373
Peter Seah Lim Huat		50,040	50,040
Tay Siew Choon(4)		16,340	16,340
Steven H. Hamblin		81,790	81,790
Richard J. Agnich		65,790	65,790
R. Douglas Norby		52,000	52,000
Robert W. Conn		50,000	50,000
Park Chong Sup		51,000	51,000
Teng Cheong Kwee(5)		8,500	8,500

Senior management (excluding our Executive Director) as a group			3,116,683

	$1,417,373	$563,670	$5,097,726

(1)	We will seek approval at our annual general meeting in 2007 for the payment of directors’ fees of approximately $563,670 for 2006.

(2)	Does not include compensation given in the form of share options. For more information on share options granted to our directors and senior management, see “ — E. Share Ownership for Directors and Senior Management”.

(3)	Includes $283,498 representing payment of one-third of the notional Economic Value Added (EVA) bank account. See discussion below.

(4)	Resigned as a director on April 30, 2006.

(5)	Appointed as a director on October 1, 2006.
     As of January 31, 2007, we have eleven directors on our Board. Our executive director does not receive any directors’ fees. Our non-executive directors are paid directors’ fees. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2006 will be submitted for approval by our shareholders at our annual general meeting to be held in April 2007.
     We have provided to our directors and officers customary directors and officers liability insurance cover.
     We obtained shareholders’ approval to adopt a revised compensation scheme, including a share repurchase program within specified mandates relating to maximum repurchase price, volume, timing and manner of repurchases, at our last annual general meeting of shareholders held in April 2006. We intend to effect such repurchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended (Exchange Act). The revised compensation scheme, among other things, allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) for our employee share plans.

     Our overall compensation scheme continues to include a short-term (annual) cash incentive plan to reward our senior executives and other eligible employees for their performance and contributions. The short-term incentive plan is funded by a pool of monies that we set aside based on a predetermined aggregate percentage of payroll. Payment in 2007 with respect to services rendered in 2006 is dependant on the level of achievement against corporate financial targets as well as plant and functional goals. Each participant has a bonus target as a percentage of base salary.
     In addition to the short-term incentive plan, the directors and senior executives and other designated employees are also eligible to participate in a restricted share plan. Further, Mr. Tan Lay Koon and a limited group of the senior employees are also eligible to participate in a performance share plan. See “— E. Share Ownership for Directors and Senior Management — Employees’ Share Ownership Schemes”
     Finally, Mr. Tan Lay Koon and a very limited group of the most senior executives are eligible to participate in a modified long-term cash incentive plan based on measuring Economic Value Added (EVA). EVA improvement year over year funds a group EVA pool. If the group EVA pool has a net positive balance in a given year, individual EVA bonuses would be distributed (one-third paid to the participant and two-thirds held in an individual EVA bank account for each of the participants).
     The group incentive EVA pool is derived from the annual wage increments of the participants and a sharing of the positive EVA and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool is based on the collective achievement of the corporate goals, achievement of individual performance targets as well as his or her scoring on corporate values. Each eligible senior executive has his or her own notional EVA bank account. The bonus earned each year is added to his or her notional EVA bank account, and payment is made only when there was a positive EVA bank balance in the notional EVA bank account. This incentive plan with regard to EVA was suspended for the year 2005 while our compensation plan was then under review.
     We do not provide any post-retirement benefits, other than pursuant to the plans required or permitted by local regulations and described below.
     Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd., based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for the period August 5, 2004 to December 31, 2004, and for 2005 and 2006 were approximately $1.8 million, $6.3 million and $9.1 million, respectively.
     Under the National Pension Act of South Korea, STATS ChipPAC Korea Ltd. is required to contribute a certain percentage for pension based on the employees’ salary to the Korean National Pension Fund. The expense for the pension benefits for the period August 5, 2004 to December 31, 2004, and for 2005 and 2006 were approximately $0.7 million, $2.1 million and $2.8 million, respectively.
     Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. The aggregate expenses under this plan were $4.6 million for 2004, $4.8 million for 2005 and $5.3 million for 2006.
     Under Chinese law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our Chinese employees. From August 5, 2004 to December 31, 2004, and for 2005 and 2006, the aggregate expenses under this plan were $1.2 million, $1.8 million and $2.2 million, respectively.
     Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees except for contract and foreign workers. STATS ChipPAC Malaysia Sdn Bhd’s total expenses under this plan for the period August 5, 2004 to December 31, 2004, and for 2005 and 2006 were approximately $0.7 million, $1.9 million and $2.0 million, respectively. Employees with more than 20 years of service with STATSChipPAC Malaysia Sdn Bhd are entitled to a single sum payment of $2,600 upon their mandatory retirement from their employment at age 55 years. We paid $5,300, $21,200 and $51,600 for such retirement payments for the period August 5, 2004 to December 31, 2004, and for 2005 and 2006, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
     STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $320,000,

$395,000 and $457,000 in 2004, 2005 and 2006, respectively. The matching contributions are accrued monthly and adjusted when the actual amounts are calculated. The expenses relating to the plan are $15 per person per quarter and are accrued on a monthly basis. Returns on the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
     Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek revised its contribution in 2006 from 2% to 6% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, Winstek actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As at December 31, 2006, there was no shortfall in the plan’s assets. Total pension plan expenses in 2004, 2005 and 2006 were approximately $76,000, $55,000 and $5,000, respectively.
C. Board Practices
Board of Directors
     Our Articles of Association set the minimum number of directors at two. We currently have eleven directors. A number of our directors are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of our board, with the directors who have been in office longest since their last re-election or appointment standing for re-election. Our Articles of Association also provide that the Board of Directors has the power to appoint any person to be a director to fill a casual vacancy or as an additional director. These persons may only be directors until the next annual general meeting of shareholders but are eligible for re-election. Accordingly, the appointments of Mr. Lim Ming Seong, Dr. Robert W. Conn, Dr. Park Chong Sup, Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui will expire and we will seek shareholders’ approval for their re-election at the next annual general meeting of shareholders to be held in April 2007. Under the Companies Act, the term of any director shall expire at the conclusion on the date of the annual general meeting of shareholders immediately following the date that director turns 70 years of age, although he or she will be eligible for re-appointment. Directors who are aged 70 or older are eligible for re-appointment upon the approval of the shareholders of our Company by way of an ordinary resolution passed at an annual general meeting and, if re-appointed, will hold office until the next annual general meeting of the shareholders. Accordingly, the appointments of Mr. Charles R. Wofford and Mr. R. Douglas Norby will expire and we will seek shareholders’ approval for their re-appointment at the next annual general meeting of shareholders to be held in April 2007.
     As of January 31, 2007, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (STSPL), beneficially owned approximately 35.56% of our outstanding ordinary shares. Temasek Holdings, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek Holdings has significant influence over matters requiring the approval of our shareholders. The actions of Temasek Holdings and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations.
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
     The Audit Committee currently consists of three members, all of whom are non-executive directors and determined by our Board of Directors to be independent under the Nasdaq Marketplace Rules. The current members of the Audit Committee are Mr. R. Douglas Norby (Chairman), Mr. Steven H. Hamblin and Mr. Richard J. Agnich. In January 2007, Mr. Richard J. Agnich resigned as Chairman of the Audit Committee and Mr. R. Douglas Norby was appointed Chairman. The Audit Committee serves as an independent and objective party to review the integrity and reliability of the financial information presented by management to shareholders, regulators and the general public. It oversees the establishment, documentation, maintenance and periodic evaluation of the system of our internal controls and is responsible for the appointment, compensation, independence, retention, termination and oversight of the work of our external auditors. The Audit Committee also reviews and evaluates the performance and policies of our internal audit function and of its external auditors. Under Singapore law, only board members of a company may serve on its Audit Committee.
     The Audit Committee held five meetings in 2006.
     Executive Resource & Compensation Committee
     The current members of the Executive Resource & Compensation Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Teng Cheong Kwee. In January 2007, Mr. Steven H. Hamblin resigned as a member of the Executive Resource & Compensation Committee and Mr. Teng Cheong Kwee was appointed as a member.
     The Executive Resource & Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long-term sustainability of business and long-term shareholders’ return.
     With effect from January 16, 2006, we have been relying on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3) that requires the compensation of the chief executive officer and all other executive officers of a Nasdaq-listed company to be determined, or recommended to our Board of Directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, we follow the following practice which is consistent with the Singapore code of corporate governance:
•	The Executive Resource & Compensation Committee is comprised entirely of non-executive directors, the majority of whom, including the Chairman, qualify as independent directors under the Nasdaq Marketplace Rules and the Singapore code of corporate governance. Mr. Peter Seah Lim Huat does not qualify as an independent director under the Nasdaq Marketplace Rules or the Singapore code of corporate governance.

•	The Executive Resource & Compensation Committee is responsible for reviewing, considering and approving the compensation policies, incentive programs, specific compensation (including each award and total proposed awards under each equity based plan) of each Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer. The Executive Resource & Compensation Committee has delegated to the Chief Executive Officer the power to approve awards to employees at the job level of Vice President and below who do not report directly to the Chief Executive Officer. The Executive Resource & Compensation Committee also reviews and approves all our option plans, share plans and other equity based plans.
     The Executive Resource & Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long-term sustainability of business and long-term shareholders’ return.
     In January 2007, our Board adopted a new charter for our Executive Resource & Compensation Committee which became effective on January 24, 2007. Our Board has resolved, with effect from January 24, 2007, to delegate to the Executive Resource & Compensation Committee the power to review, vary (if necessary) and approve the entire specific remuneration package and service contract terms for key management executives of the Company at the job level of Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer as well as the Chief Executive Officer.

Previously, the Executive Resource and Compensation Committee would approve the entire specific remuneration package and service contract terms for management executives of the Company at the job level of Vice President and above.
     Specifically, the duties and responsibilities of the Executive Resource & Compensation Committee includes the following:
•	Consider, review, vary and approve our Company’s policy for determining executive remuneration including the remuneration policy with regard to Executive Vice Presidents, Senior Vice Presidents and Vice Presidents who reports directly to the Chief Executive Officer;

•	Consider, review, vary and approve the entire specific remuneration package and service contract terms for each Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer;

•	Review and approve all our option plans, stock plans and other equity based plans; and

•	Approve the remuneration framework, including director’s fees for our non-executive directors.
     The Executive Resource & Compensation Committee held six meetings in 2006.
     Budget Committee
     The Budget Committee currently consists of Mr. Lim Ming Seong (Chairman), Dr. Park Chong Sup and Dr. Robert W. Conn. In April 2006, Mr. Tay Siew Choon, who was then a member of the Budget Committee, resigned as a member of the Board of Directors and in January 2007, Dr. Robert W. Conn was appointed as a member. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.
     The Budget Committee held four meetings in 2006.
     Executive Committee
     The Executive Committee currently consists of Mr. Charles R. Wofford (Chairman), Mr. Steven H. Hamblin and Mr. Teng Cheong Kwee. In April 2006, Mr. Tay Siew Choon, who was then a member of the Executive Committee, resigned as a member of the Board of Directors and in October 2006, Mr. Peter Seah Lim Huat was appointed as a member. In January 2007, Mr. Peter Seah Lim Huat resigned as a member of the Executive Committee and Mr. Teng Cheong Kwee was appointed as a member. The main objective of the Executive Committee is to enable our Board to delegate some of its powers and functions regarding the governing of our affairs and the affairs of our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board.
     The Executive Committee held four meetings in 2006.
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
     With effect from January 16, 2006, we have been relying on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3) that requires director nominees to be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors, we follow the following practice which is consistent with the Singapore code of corporate governance:

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
     The Nominating and Corporate Governance Committee held three meetings in 2006.
D. Employees
     As of December 31, 2006, we employed 13,817 full-time employees and 394 temporary or contract employees. The average number of temporary or contract employees in 2006 based on the number of temporary or contract employees at the end of each month was 493 per month.
     As of December 31, 2006, approximately 1,675 of our employees at the Icheon, South Korea, facility were represented by the ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which, among other things, covers basic union activities, working conditions and welfare programs is renewed every other year. The wage agreement was renewed in 2006 and is effective through April 30, 2007. The collective bargaining agreement was renewed in 2005 and is effective through April 30, 2007.
     The following table sets forth numbers of our employees by function and location for the dates indicated:

	December 31,	December 25,	December 31,
	2004	2005	2006
Function:
Direct and indirect labor (manufacturing)	10,398	12,315	13,181
Indirect labor (administration)	653	694	770
Research and development	229	232	260

Total	11,280	13,241	14,211

Location:
Singapore	3,828	4,092	3,527
China	2,459	3,452	4,241
Malaysia	2,310	2,472	3,007
South Korea	2,031	2,407	2,513
Taiwan	443	560	645
United States	198	245	262
Others	11	13	16

Total	11,280	13,241	14,211

E. Share Ownership for Directors and Senior Management
     Based on an aggregate of 2,003,007,258 ordinary shares outstanding as of January 31, 2007, each of our directors and senior management officers had a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of such date.
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
     All our ordinary shares have identical rights in all respects and rank equally with one another.
Share Options for Directors
     The following table contains information pertaining to share options held by our directors as of January 31, 2007.

	Number of Ordinary Shares		Per Share Exercise
	Issuable on Exercise of Option		Price (S$)	Exercisable Period

Charles R. Wofford	70,000		2.885	04/29/2003 to 04/28/2007
	100,000		1.99	08/06/2004 to 08/05/2008
	50,000		1.91	02/17/2005 to 02/16/2009
	50,000	(1)	1.06	08/11/2005 to 08/10/2009
	57,500	(1)	1.01	05/03/2006 to 05/02/2010
	57,500	(1)	0.925	10/31/2006 to 10/30/2010
	60,000	(1)	1.08	05/29/2007 to 05/28/2011

Lim Ming Seong	200,000		1.592	04/24/2002 to 04/23/2011
	70,000		2.885	04/29/2003 to 04/28/2007
	70,000		1.99	08/06/2004 to 08/05/2008
	35,000		1.91	02/17/2005 to 02/16/2009
	35,000		1.06	08/11/2005 to 08/10/2009
	42,500		1.01	05/03/2006 to 05/02/2010
	42,500		0.925	10/31/2006 to 10/30/2010
	45,000		1.08	05/29/2007 to 05/28/2011

Tan Lay Koon	500,000		6.93	04/20/2001 to 04/19/2010
	700,000		2.826	10/19/2001 to 10/18/2010
	449,000		1.592	04/24/2002 to 04/23/2011
	325,000		2.885	04/29/2003 to 04/28/2012
	2,000,000		2.2	06/26/2003 to 06/25/2012
	700,000		1.99	08/06/2004 to 08/05/2013
	500,000		1.91	02/17/2005 to 02/16/2014
	500,000		1.06	08/11/2005 to 08/10/2014
	600,000		1.01	05/03/2006 to 05/02/2015
	600,000		0.925	10/31/2006 to 10/30/2015
	700,000		1.08	05/29/2007 to 05/28/2011

Peter Seah Lim Huat	70,000		1.99	08/06/2004 to 08/05/2013
	35,000		1.91	02/17/2005 to 02/16/2014
	35,000		1.06	08/11/2005 to 08/10/2014
	40,000		1.01	05/03/2006 to 05/02/2010
	40,000		0.925	10/31/2006 to 10/30/2010
	45,000		1.08	05/29/2007 to 05/28/2011

	Number of Ordinary Shares		Per Share Exercise
	Issuable on Exercise of Option		Price (S$)	Exercisable Period

Steven H. Hamblin	70,000		2.885	04/29/2003 to 04/28/2007
	70,000		1.99	08/06/2004 to 08/05/2008
	35,000		1.91	02/17/2005 to 02/16/2009
	35,000	(1)	1.06	08/11/2005 to 08/10/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010
	45,000	(1)	1.08	05/29/2007 to 05/28/2011

Richard J. Agnich	50,000		2.885	04/29/2003 to 04/28/2007
	50,000		1.99	08/06/2004 to 08/05/2008
	25,000		1.91	02/17/2005 to 02/16/2009
	25,000	(1)	1.06	08/11/2005 to 08/10/2009
	42,500	(1)	1.01	05/03/2006 to 05/02/2010
	42,500	(1)	0.925	10/31/2006 to 10/30/2010
	45,000	(1)	1.08	05/29/2007 to 05/28/2011

Robert W. Conn	174,000	(2)	1.88	04/15/2003 to 08/04/2009
	130,500	(2)	1.36	02/05/2005 to 08/04/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010
	40,000	(1)	1.08	05/29/2007 to 05/28/2011

R. Douglas Norby	174,000	(2)	1.88	04/15/2003 to 08/04/2009
	130,500	(2)	0.50	03/17/2004 to 08/04/2009
	130,500	(2)	1.36	02/05/2005 to 08/04/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010
	45,000	(1)	1.08	05/29/2007 to 05/28/2011

Park Chong Sup	130,500	(2)	1.57	10/20/2001 to 08/04/2009
	43,500	(2)	0.38	09/27/2002 to 08/04/2009
	130,500	(2)	0.50	03/17/2004 to 08/04/2009
	130,500	(2)	1.36	02/05/2005 to 08/04/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010
	40,000	(1)	1.08	05/29/2007 to 05/28/2011

Teng Cheong Kwee (3)	50,000		2.885	04/29/2003 to 04/28/2007
	70,000		1.99	08/06/2004 to 08/05/2008
	35,000		1.91	02/17/2005 to 02/16/2009

(1)	The exercise prices for these options are denominated in U.S. dollars and are presented here in Singapore dollars for comparability purposes using the exchange rate based on the Bloomberg Close Quote on the respective dates of grant.

(2)	The exercise prices for these options are denominated in U.S. dollars and presented here in Singapore dollars for comparability purposes using the exchange rate based on Bloomberg Close Quote on August 5, 2004 of S$1.7214 per $1.00.

(3)	Appointed as a director on October 1, 2006.

Employees’ Share Ownership Scheme
     In 2006, we engaged an outside consultant to advise us on our overall compensation scheme. As part of our re-evaluation of our overall compensation scheme, we adopted the STATS ChipPAC Ltd. Restricted Share Plan (RSP) and the STATS ChipPAC Ltd. Performance Share Plan (PSP) described below as well as amended the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (ESPP) and the STATS ChipPAC Ltd. Share Option Plan (STATS ChipPAC Option Plan) as described below.
     The STATS ChipPAC Option Plan, as amended, has been phased out as of December 2006 and replaced by longer term incentives in the form of restricted shares to be granted pursuant to the RSP. One-half of the share based compensation in 2006 was granted pursuant to the STATS ChipPAC Option Plan and the other half was granted pursuant to the RSP. Grants of restricted shares are based on our Company’s performance against the prior year’s financial goals and grant targets based on job level. Vesting is over a three-year period from date of grant.
     Further, Mr. Tan Lay Koon and a limited group of senior employees will be eligible to participate in the PSP. Under the PSP, fully vested shares would be granted based on grant targets for each eligible participant that are determined according to our Company’s achievement of specified three-year performance goals.
     Effective January 30, 2006, the Companies Act was amended pursuant to the Companies Amendment Act, as a result of which a Singapore company can repurchase shares out of its capital, as well as from distributable profits and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being required to be cancelled. In light of these amendments, at our annual shareholders’ meeting in April 2006, we obtained shareholders’ approval to repurchase up to approximately 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting) to allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) under our equity incentive plans. The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 31, 2006, we have not repurchased any shares. We intend to seek renewal of the shareholders’ mandate in our next annual general meeting in April 2007.
     Equity Incentive Plans
     STATS ChipPAC Ltd. Substitute Purchase and Option Plan (Substitute Option Plan) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the Substitute EIP, and together with the Substitute Option Plan, the Substitute Plans). In connection with the merger between STATS and ChipPAC, we adopted the Substitute Plans to enable substitute options to be granted to holders of options granted under the ChipPAC 1999 Stock Purchase and Option Plan and the ChipPAC 2000 Equity Incentive Plan. The number of our ordinary shares that may be issued under the Substitute Option Plan and the Substitute EIP, may not exceed, in the aggregate, 7 million and 73 million ordinary shares, respectively.
     STATS ChipPAC Ltd. Share Option Plan, as amended. Effective May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (STATS 1999 option plan). The STATS 1999 option plan was amended from time to time to accomplish various varying objectives, including among other purposes, to comply with changes in applicable laws and to bring the plan in line with current market practices. In connection with the consummation of the merger and, in light of the significant increase in the number of our employees, our shareholders approved an amendment to the STATS 1999 option plan, effective as of August 5, 2004, to increase the maximum number of ordinary shares issuable under the plan and the issuance of new ordinary shares upon the exercise of options granted under the plan. The STATS 1999 option plan was re-named the STATS ChipPAC Ltd. Share Option Plan.
     The purpose of the STATS ChipPAC Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in us through the grant of options to purchase our ordinary shares. Options granted under the STATS ChipPAC Option Plan may be either nonqualified options or incentive stock options (ISO) intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (Internal Revenue Code).
     In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the STATS ChipPAC Option Plan to no more than 198 million ordinary shares (subject to anti-dilution adjustment pursuant to the plan), including 80 million ordinary shares that may be issued under the Substitute Plans. To the extent any options under the STATS ChipPAC Option Plan or the Substitute Plans expire unexercised or are otherwise cancelled or otherwise terminated, the ordinary shares allocable to such options will again be available for grant.

     The STATS ChipPAC Option Plan is administered by the Executive Resource and Compensation Committee. Employees, directors and consultants are eligible for the grant of options subject to certain exceptions as provided in the plan.
     The exercise price of an ISO must not be less than 100% of the fair market value of our ordinary share on the date of grant. However, an individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible to be granted ISOs unless (i) the exercise price of the ISO is at least 110% of the fair market value of the shares on the date of grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the date of grant.
     The options typically vest over a four-year period. The term of an option granted to an employee may not, prior to the amendments to the plan adopted in April 2006, exceed 10 years from the date of grant, and pursuant to the amendments to the plan adopted in April 2006, exceed seven years from the date of grant. The term of an option granted to a non-employee may not exceed five years from the date of grant.
     In 2006, we granted to our directors, officers and employees options to purchase an aggregate of 16,498,100 ordinary shares under the STATS ChipPAC Option Plan.
     As of January 31, 2007, options (under the STATS ChipPAC Option Plan and the Substitute Plans combined) to purchase an aggregate of 114,932,062 ordinary shares were outstanding, out of which options to purchase 22,767,300 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from April 2007 to December 2015.
     STATS ChipPAC Ltd. Employee Share Purchase Plan 2004
     In August 2004, our Company adopted the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (ESPP) to provide our employees with the opportunity to purchase our ordinary shares in order to encourage broad employee ownership, encourage employees to remain in our employ, enhance the ability to attract new employees by providing an opportunity to acquire a vested interest in our success and provide a performance incentive to our employees.
     The ESPP is administered by the Executive Resource and Compensation Committee. Employees of our Company and designated subsidiaries are eligible to participant in the plan.
     Prior to the amendments to the ESPP adopted in 2006, substantially all employees could purchase our Company’s ordinary shares at a price equal to 85% of the lower of the fair market value at the beginning or the end of specified six-month purchase periods. Share purchases are limited to 15% of an employee’s eligible compensation.
     In April 2006, changes to the terms of the ESPP were approved by the shareholders. We eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined by reference to the lower of the fair market value at the beginning or the end of the specified purchase period and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase, or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, our Company may match up to 20% of the contributions of the ESPP participants by transferring or issuing shares or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code.
     In addition, in 2006, the maximum aggregate of ordinary shares that may be issued under the ESPP was revised from 130 million ordinary shares to no more than 92 million ordinary shares of our Company (subject to anti-dilution adjustment pursuant to the ESPP).
     Unless terminated earlier, the ESPP will terminate automatically seven years from its adoption. Our Board of Directors may amend or terminate the plan at any time and for any reason, except that no termination of the plan may affect purchase rights previously granted (subject to limited exceptions as provided in the plan).
     STATS ChipPAC Ltd. Restricted Share Plan
     In April 2006, our Company adopted the STATS ChipPAC Ltd. Restricted Share Plan (RSP). The purpose of the RSP is to replace the STATS ChipPAC Option Plan by 2007 and to offer selected individuals an opportunity to acquire a proprietary interest in the success of our Company, or to increase their interest, through the grant of Restricted Share Units (RSUs).

     The RSP is administered by the Executive Resource and Compensation Committee. Employees, directors and consultants are eligible to participant in the RSP.
     An RSU represents an unfunded, unsecured promise of our Company to issue or transfer ordinary shares of our Company with no exercise or purchase price as the award vests in accordance with a schedule determined by the Executive Resource and Compensation Committee. RSUs may be granted subject to performance conditions. Each RSU has a value equal to the fair market value of an ordinary share and the Executive Resource and Compensation Committee has the authority to settle RSUs in cash or shares. RSUs granted under the plan are generally not transferable. Unvested portions of RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the RSP until such ordinary shares have been issued or transferred pursuant to the terms of the RSP.
     The number of ordinary shares that may be issued under the STATS ChipPAC RSP may not exceed, in the aggregate, 50 million ordinary shares of our Company (subject to anti-dilution adjustments pursuant to the RSP). As of December 31, 2006, no grant of RSUs or shares under the RSP had been made.
     Unless terminated earlier, the RSP plan will terminate automatically seven years after the later of the date of its adoption or shareholders’ approval of an increase in the plan limit. Our Board of Directors may amend, suspend or terminate the RSP at any time and for any reason, subject to shareholders’ approval to the extent required by Nasdaq or applicable laws or regulations.
     STATS ChipPAC Ltd. Performance Share Plan
     In April 2006, our Company adopted the STATS ChipPAC Ltd. Performance Share Plan (PSP). The PSP is intended to supplement our Company’s long-term compensation strategy of senior level employees, under which the number of ordinary shares ultimately or their equivalent cash value or combination thereof received by the employee depends on our Company’s performance against specified targets over a period of time to be determined by the Executive Resource and Compensation Committee.
     The PSP is administered by the Executive Resource and Compensation Committee. Employees, directors and consultants are eligible to participate in the PSP.
     The ordinary shares covered by a grant under the PSP shall be fully vested. Performance shares awards are granted subject to performance criteria measured over performance periods as determined by the Executive Resource and Compensation Committee, which are typically over three years. The Executive Resource and Compensation Committee has the authority to settle performance shares in cash or shares, or a combination thereof. A grantee of any awards under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the PSP.
     The number of ordinary shares that may be issued under the PSP may not exceed, in the aggregate, 15 million ordinary shares of our Company. As of December 31, 2006, no grant of share awards under the PSP had been made.
     Unless terminated earlier, the PSP plan will terminate automatically seven years after the later of the date of its adoption or shareholders’ approval of an increase in the plan limit. Our Board of Directors may amend, suspend or terminate the PSP at any time and for any reason, subject to shareholders’ approval to the extent required by Nasdaq or applicable laws or regulations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     As of January 31, 2007, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (STSPL), beneficially owned approximately 35.56% of our outstanding ordinary shares. Temasek Holdings, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek Holdings has significant influence over matters requiring the approval of our shareholders.

     Matters that typically require the approval of our shareholders include, among other things:
•	the election of directors;

•	the merger or consolidation of us with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.
     The following table sets forth certain information regarding the ownership of our ordinary shares as of March 7, 2007 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

Temasek Holdings(1)	712,228,050	35.35%
FMR Corp.(2)	240,096,700	11.92%

(1)	As provided by Temasek Holdings, a private limited company incorporated in Singapore, wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183), which owns 100% of the ordinary shares of STSPL. Temasek Holdings is therefore deemed to beneficially own 712,228,050 of our ordinary shares, which are owned directly by STSPL as of March 1, 2007. The percentage beneficially owned is based on an aggregate 2,014,574,554 ordinary shares outstanding as of March 7, 2007.

(2)	As provided in a notice by FMR Corp. and Fidelity International Limited (FIL) to our Company dated March 7, 2007. Based on Amendment No. 4 to the Schedule 13G filed by FMR Corp. and Edward C. Johnson III, Chairman of FMR Corp., with the SEC on February 14, 2007, the shares are owned by institutional accounts managed by direct or indirect wholly-owned subsidiaries of FMR Corp. and FIL, respectively, in varying amounts. Members of the family of Edward C. Johnson, III, Chairman of FMR Corp., through their ownership, directly or through trusts, of equity shares of FMR Corp. representing 49% of the voting power of FMR Corp. and a shareholders’ voting agreement, form a controlling group with respect to FMR Corp. Partnerships controlled predominantly by members of the family of Edward C. Johnson, III, Chairman of FMR Corp. and FIL, or trusts for their benefit, own shares of FIL voting stock representing approximately 47% of the total voting power of FIL. The percentage benefically owned is based on an aggregate 2,014,574,554 ordinary shares outstanding as of March 7, 2007.
     The Take-Over Code of Singapore provides that any person acquiring an interest (either on his or her own or together with parties acting in concert with him) in 30% or more of our voting shares or, if such person holds (either on his own or together with parties acting in concert with him) between 30% and 50% (both inclusive) of our voting shares, and acquires (either on his or her own or together with parties acting in concert with him) additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Take-Overs”.
     All our ordinary shares have identical rights in all respects and rank equally with one another.
     Our ordinary shares have been traded on the SGX-ST since January 31, 2000, and our ADSs have been traded on the NASDAQ Stock Market since January 28, 2000.
     As of January 31, 2007, 463,700,430 of our ordinary shares, representing 23.15% of our outstanding shares, were held by a total of 17 holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADSs could be higher.
     On January 31, 2007, the closing price of our ordinary shares on the SGX-ST was S$1.29 per ordinary share and the closing price of our ADSs on the NASDAQ Stock Market was $8.36 per ADS.
     On March 1, 2007, STSPL announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and ADSs in our Company that STSPL does not already own. See “Item 4. Information on our Company — A. History and Development of Our Company — Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer”.
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
     In 2004, we paid management fees of $1.1 million to STPL for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into in December 1999 and terminated on December 31, 2004. We believe that our arrangement with STPL approximated the cost of providing these services.
     In accordance with the requirements of the Nasdaq Marketplace Rules, all new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of our Board of Directors. We also engage in transactions with other companies directly or indirectly controlled by Temasek Holdings, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately $24.1 million, $14.7 million and $18.4 million for 2004, 2005 and 2006, respectively.
C. Interest of Experts and Counsel
     Not applicable

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     Please see Item 18 for a list of the financial statements filed as part of this annual report.

Legal Proceedings
     In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company. We believe that we have a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that our products and processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit, we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.
     We are not involved in any other legal or arbitration proceedings, the outcome of which we believe would have a material adverse effect on our business, financial condition and results of operations. From time to time, however, we are involved in claims that arise in the ordinary course of business, and we maintain insurance that we believe to be adequate to cover these claims.
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

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
Price range of our ordinary shares and ADSs
     The historical ‘high’ and ‘low’ prices of our ordinary shares and ADSs for the periods stated are as shown below.

	Price per Ordinary Share		Price per ADS on
	on the SGX-ST		NASDAQ Stock Market(1)
	(in S$)		(in US$)
	High	Low	High	Low

Annual for 2002	3.16	0.87	17.25	4.89
Annual for 2003	2.73	1.05	15.75	6.16
Annual for 2004	2.45	0.92	14.74	5.40
Annual for 2005	1.34	0.88	8.16	5.30
Annual for 2006	1.42	0.84	8.85	4.91
Quarterly highs and lows:
— quarter ended March 27, 2005	1.16	0.88	7.25	5.37
— quarter ended June 26, 2005	1.26	0.97	7.43	5.75
— quarter ended September 25, 2005	1.34	1.00	8.16	6.11
— quarter ended December 25, 2005	1.21	0.90	7.02	5.30
— quarter ended March 26, 2006	1.25	1.01	7.77	6.19
— quarter ended June 25, 2006	1.42	0.90	8.85	5.53
— quarter ended September 24, 2006	1.05	0.84	6.65	4.91
— quarter ended December 31, 2006	1.33	0.93	8.42	5.74
Monthly highs and lows:
August 2006	1.05	0.87	6.65	5.48
September 2006	1.04	0.96	6.65	5.98
October 2006	1.00	0.93	6.54	5.74
November 2006	1.33	0.97	8.42	6.08
December 2006	1.31	1.13	8.33	7.31
January 2007	1.32	1.14	8.59	7.26
February 2007	1.64	1.26	10.20	8.19

(1)	Prior to July 2006, on the Nasdaq National Market.
B. Plan of Distribution
     Not applicable
C. Markets
     Our ordinary shares are listed on SGX-ST (SGX-ST: STATSChP) and, our ADSs are quoted on the NASDAQ Stock Market (NASDAQ: STTS).
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
Ordinary Shares
     We have only one class of shares, namely, ordinary shares. As of December 31, 2006, there were 2,002,814,117 ordinary shares issued and allotted by our Company.

     Until January 30, 2006, our ordinary shares had a par value of S$0.25 each. The Companies Amendment Act, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital”. Accordingly, as of January 30, 2006, the shares of our Company have no par or nominal value.
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
     All of our ordinary shares are in registered form. All our issued ordinary shares are entitled to voting rights described under “—Voting Rights” below. We may, subject to and in accordance with the Companies Act and the rules of the SGX-ST, purchase our own ordinary shares. We may not, except as provided in the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our ordinary shares.
New Ordinary Shares
     New ordinary shares may only be issued with the prior approval of the shareholders in a general meeting. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required by law to be held, whichever is earlier. Our shareholders have given the general authority to allot and issue ordinary shares in the capital of our Company prior to the next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that, amongst others, new ordinary shares may not be issued to transfer a controlling interest in our Company without the prior approval in general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association or Singapore law.
Shareholders
     Only persons who are registered in our register of members and, in cases in which the person so registered is The Central Depository (Pte) Limited (“CDP”) or its nominee, as the case may be, the persons named as depositors in the depository register maintained by CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights in respect of any ordinary share other than an absolute right to the entirety thereof of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of members for any time or times. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders’ entitlement to receive dividends and other distributions for no more than ten days a year.
Transfer of Ordinary Shares
     There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in a form acceptable to our directors. Our directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped if required and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our directors may require.
General Meetings of Shareholders
     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of our issued share capital request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by Singapore law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of our Company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business and a statement regarding the effect of any proposed resolution on our Company in respect of such special business.
Voting Rights
     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry settlement system will only be entitled to vote at a general meeting if his name appears on the depository register maintained by CDP as at 48 hours before the time of the general meeting as certified by CDP to our Company. Except as otherwise provided in our Articles of Association, two or more shareholders holding at least 33 1/3% of our total issued and fully-paid ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person or by proxy shall have one vote (provided that in the case of a shareholder who is represented by two proxies, only one of the two proxies as determined by that shareholder or, failing such determination, by the chairman of the meeting (or by a person authorized by him) in his sole discretion shall be entitled to vote on a show of hands), and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A poll may be demanded in certain circumstances, including by the chairman of the meeting, by not less than five shareholders present in person or by proxy and entitled to vote at the meeting, by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting or, by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of our Company (excluding treasury shares).
Dividends
     We may, by ordinary resolution of our shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our directors. We must pay all dividends out of our profits. Our directors may also declare an interim dividend without the approval of the shareholders. All dividends in respect of shares are paid in proportion to the number of shares held by a shareholder, unless the rights attaching any ordinary shares or the terms of issue thereof provide otherwise. Where shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares. All dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid. An amount paid or credited as paid on a share in advance of a call is to be ignored. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, the payment to CDP of any dividend payable to a shareholder who holds his ordinary shares through the CDP book-entry settlement system shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.
Bonus and Rights Issue
     Our directors may, with approval by our shareholders at a general meeting, issue bonus shares for which no consideration is payable to our Company to the shareholders in proportion to their shareholdings and/or capitalize any reserves or profits (including profit or monies carried and standing to any reserve account) and distribute the same as bonus shares credited as paid-up to our shareholders in proportion to their shareholdings. Our directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of any stock exchange in which we are listed.
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
     Parties acting in concert” comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: a company, its related companies and their associated companies and companies whose associated companies include any of these companies; a company and any of its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts); a company and any of its pension funds and employee share schemes; a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis; a financial or other professional adviser and its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital; directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent; partners; and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his or her instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions.
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
C. Material Contracts
     We lease the land on which our Singapore facility is situated under a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore, pursuant to a lease agreement dated November 18, 1996. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is $43,073 (S$70,209) per month, after deducting a rebate offered by the landlord, subject to revision to market rate in March of each year, with the increase capped at 4% per annum. In August 2004, the rate of rental increase was changed from a cap of 4% per annum to a cap of the lower of 5.5% per annum of the preceding annual rental rate or to the prevailing rental rate posted by the Housing and Development Board. The new rates became effective upon the landlord’s withdrawal of the rental rebate in March 2005.
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
     We have licensed patent rights from Freescale Semiconductor, Inc. to use technology in manufacturing BGA packages under an agreement (which was initially entered into with Motorola, Inc. in October 1996, as amended in April 2003, and which Motorola, Inc. assigned to Freescale Semiconductor, Inc. in June 2004). The agreement expires on December 31, 2010. Under this agreement, we are required to pay Freescale Semiconductor, Inc. a royalty based upon a percentage of net revenues. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.
     On June 20, 2003, we executed a Strategic Assistance Loan Agreement with Simmtech, pursuant to which we granted an interest-free loan of $5 million to Simmtech and Simmtech undertook to supply such quantities of materials, substrates and other supplies to enable us to produce a specified number of PBGA and stPBGA packages up to mid 2007. The loan is repayable in installments of $450,000, with the first installment of the repayment amount due on June 23, 2004 and thereafter on the first day of each subsequent three month period, except that the last repayment amount is due no later than July 1, 2007. In order to secure Simmtech’s obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 0.7 million shares of common stock of Simmtech under a Pledge Agreement dated June 20, 2003 as well as transferred to us, all its rights and interests in certain movable property to be released and re-transferred upon the repayment of the loan pursuant to a Yangdo Tambo Agreement dated June 20, 2003. On December 26, 2003, we signed a Base Capacity and Continuing Support Agreement with Simmtech and a Loan Agreement pursuant to which we granted an interest-free loan of $15 million to Simmtech. Under the Base Capacity and Continuing Support Agreement which took effect from January 1, 2004, Simmtech further committed and undertook to supply certain quantities of substrates and other supplies to enable us to produce certain specified quantities of PBGA and stPBGA packages. In connection with this, we executed a Strategic Assistance Loan Agreement under which we granted a loan of $15 million to Simmtech. The loan is repayable in installments of $882,353, with the first installment paid on January 2, 2005 and subsequent installments payable on the first day of each subsequent three-month period, provided that the last installment shall be due no later than January 2, 2009. Under the Loan Agreement, in the event that Simmtech spins off its substrate manufacturing operations and forms a new company to run such operations, we are entitled to make an equity investment of up to 30% in the new company. Further, for as long as the loan is outstanding from Simmtech, we have the right to nominate for election one non-standing member to the board of directors of Simmtech. In order to secure Simmtech’s obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 2.4 million shares of common stock of Simmtech under a Share Pledge Agreement dated December 26, 2003. Simmtech also transferred to us, pursuant to a Yangdo Tambo Agreement dated December 26, 2003, all its rights and interests in the equipment to be purchased using the loan sums. These rights and interests will be released and re-transferred upon repayment of the loan. In addition, we were granted a fourth priority maximum amount factory mortgage over certain property owned by Simmtech. At Simmtech’s request, we discharged the pledge of 0.7 million shares on January 27, 2005 in consideration of the value of the 2.4 million shares pledged to us under the December 26, 2003 Share Pledge Agreement.
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
     In May and June 2003, ChipPAC issued $150.0 million of 2.5% convertible subordinated notes due 2008. These convertible notes are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008, with interest at the rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes were originally convertible into ChipPAC Class A common stock. However, as a condition precedent to the merger, we, ChipPAC and the trustee for these convertible notes entered into a supplemental indenture to modify the conversion rights of these convertible notes such that these convertible notes would be convertible into our ADSs. Pursuant to the supplemental indenture, these convertible notes can be converted into our ADSs at a conversion price of $9.267 per ADS. The conversion price may be subject to adjustments for certain events. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any. On October 11, 2004, we, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Sections 13 and 15(d) of the Exchange Act with an obligation for us to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130.5 million aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004. Payment of the consent fee of $326,250 was made on November 4, 2004.
     In March 2004, our subsidiary, Winstek entered into a Loan Agreement with a syndicate of lenders, with Mega Bank as the agent bank, for the sum of $54.6 million (NT$1.8 Billion). As of December 31, 2006, Winstek has drawn down $50.3 million (NT$1.6 billion) under the loan, which is repayable in eight equal installments commencing February 27, 2006 and ending on August 27, 2009. The interest rate on the loan is 3.5% per annum and interest on the loan is payable on a monthly basis.
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
     In May 2006, we entered in a three-year term loan agreement with Hana Bank, Korea for the sum of $25.0 million. The loan drawn down under this term loan agreement bears a floating rate of interest determined by reference to LIBOR and will be payable by June 2009.
     In June 2006, we entered into a strategic joint venture with CR Logic for the assembly and test of select products in Wuxi, China. Under the agreement, CR Logic’s indirect wholly-owned subsidiary, ANST, has agreed to purchase more than 1,000 sets of key assembly and test equipment from us for US$35 million, to be settled in cash installments over a four year period until 2010. We will continue to provide sales and technical support to our existing customers on specific low lead count packages until December 31, 2009 with customer purchase orders being placed directly with ANST. ANST, in return, has agreed to pay us a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009. In connection with this joint venture, we acquired a 25% ownership stake in ANST for a cash consideration of US$10 million with CR Logic owning a 75% interest.
     In August 2006, we entered into a facility agreement with Oversea-Chinese Banking Corporation Limited, as the arranger and agent, and six lenders for a syndicated three-year revolving line of credit of $125.0 million. The purpose of the line of credit is to fund working capital requirements and for general corporate purposes. Any loan drawn down under this line of credit will bear a floating rate of interest determined by reference to LIBOR.
     In August 2006, our subsidiary Winstek entered into a loan agreement with a syndicate of lenders, with Taishin Bank as the agent bank, for the sum of $110.5 million (NT$3.6 Billion). Any loan drawn down under this term loan agreement will bear a floating rate of interest determined by reference to 90 days commercial paper interest rate and will be payable six years from the first draw down.

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

	Singapore Dollars per US$1.00 Noon Buying Rate
	Average(1)	Low	High	Period End
Fiscal Year
2002	1.79	1.73	1.85	1.74
2003	1.74	1.70	1.78	1.70
2004	1.69	1.63	1.73	1.63
2005	1.66	1.62	1.71	1.67
2006	1.58	1.67	1.53	1.53
Month
August 2006	—	1.57	1.58	1.57
September 2006	—	1.57	1.59	1.59
October 2006	—	1.56	1.59	1.56
November 2006	—	1.54	1.57	1.54
December 2006	—	1.55	1.53	1.53
January 2007	—	1.53	1.54	1.54
February 2007	—	1.53	1.54	1.53

(1)	The average of the daily noon buying rates on the last business day of each month during the year.
E. Taxation
Singapore Taxation
     The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The following is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs (collectively, referred to the Securities) to a holder of the Securities who is not tax resident in Singapore. The statements below are not to be regarded as advice on the Singapore tax position of any holder of the Securities or of any person acquiring, selling or otherwise dealing with the Securities or on any tax implications arising from the acquisition, sale or other dealings in respect of the Securities. The statements made herein do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Securities and does not purport to deal with the tax consequences applicable to all categories of investors some of which (such as dealers in securities) may be subject to special rules. Prospective purchasers and holders of the Securities are advised to consult their own tax advisors as to the Singapore or other tax consequences of the acquisition, ownership or disposition of the Securities, including, in particular, the effect of any foreign, state or local tax laws to which they are subject.

Income Tax
     General
     Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.
     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 20% for the year of assessment 2007 and 18% for the year of assessment 2008, or 15% in the case of interest and rental of moveable equipment, or 10% in the case of royalty for the use of or the right to use any movable property, subject to certain exceptions. We are obligated by law to withhold tax at the source.
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
     Prior to January 1, 2003, (and to a certain extent between January 1, 2003 and December 31, 2007), pursuant to the transitional rules for the new one-tier corporate tax system (see “— New One-Tier Corporate Tax System” below) Singapore was on the imputation system of corporate taxation. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rates up to year of assessment 2003 (up to December 31, 2002) would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends (Franked Dividends) net of such tax and would be taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). In this way, the tax we paid would be available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).
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
     However, to enable companies to make use of their unutilized dividend franking credits as at December 31, 2002, there will be a five-year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system for the purposes of paying Franked Dividends out of its unutilized dividend franking credits as at December 31, 2002. Accordingly, as long as we remain on the imputation system, shareholders may continue to receive dividends with credits attached as described above under “Imputation System”.
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
Tax on Capital Gains
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
     On December 30, 2005, the Inland Revenue Authority of Singapore issued a circular entitled “Income Tax Implications arising from the adoption of Singapore Financial Reporting Standards 39 (FRS 39) — Financial instruments: Recognition and Measurement” (FRS 39 Circular). Legislative amendments to give effect to the FRS 39 Circular have recently been passed by the Singapore Parliament. The tax regime described in FRS 39 Circular generally applies, subject to certain “opt-out” provisions, to taxpayers who are required to comply with FRS 39 for financial reporting purposes. Holders of our ordinary shares or ADSs who are adopting FRS 39 for Singapore income tax purposes may be required to recognize gains or losses on the shares or ADSs, irrespective of disposal, in accordance with FRS 39. Holders of our ordinary shares or ADSs who may be subject to the tax treatment under the FRS 39 Circular should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding or disposal of our ordinary shares or ADSs.
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
United States Federal Income Taxation
     The following is a general summary of the material United States federal income tax consequences of the ownership and disposition of ordinary shares (including ordinary shares represented by ADSs). This summary applies only to U.S. Holders (as defined below) that have the U.S. dollar as their functional currency and that hold ordinary shares or ADSs as “capital assets”. This discussion does not address tax considerations applicable to a U.S. Holder’s special circumstances or to U.S. Holders that may be subject to special tax rules. You are a “U.S. Holder” if you are a beneficial owner of ordinary shares or ADSs and you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. The following discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. U.S. Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences of the ownership and disposition of ordinary shares and ADSs in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.
Distributions on Ordinary Shares or ADSs
     Subject to the passive foreign investment company (PFIC) rules discussed below, distributions, if any, made with respect to the ordinary shares or ADSs will be included in the income of a U.S. Holder as dividend income to the extent of our current and accumulated earnings and profits, calculated pursuant to United States federal income tax principles. U.S. Holders must include such distributions in income on the date they are actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of the ADSs. Subject to certain limitations, for taxable years beginning before January 1, 2011, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for reduced rate of taxation if we are a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation generally includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid or its ADSs with respect to such stock are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and the ordinary shares or the ADSs are considered to be readily tradable on an established securities market within the United States. No assurance can be made that our status as a qualified foreign corporation will not change.
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
     Dividends received with respect to the ordinary shares or ADSs will be treated as income from outside the United States and, for taxable years beginning before December 31, 2006, generally will be treated as “passive income” or “financial services income” for United States foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will be treated as “passive category income” or “general category income” for United States foreign tax credit purposes. Under the Internal Revenue Code of 1986, as amended, certain portions of dividends paid by a foreign corporation 50% or more of which is owned by United States persons may be treated as income from sources within the United States provided that the foreign corporation has more than a small amount of income from sources within the United States. The Singapore taxes paid under the imputation system are paid by our Company and deemed to have been distributed to and paid by our shareholders. A U.S. Holder should not be subject to United States federal income tax on such amounts, and the holder will likely not be eligible for foreign tax credits for such amounts against its United States federal income tax liability.
Sale or Exchange of the Ordinary Shares or ADSs
     Subject to the PFIC rules discussed below, upon the sale or exchange of an ordinary share or an ADS, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or exchange and (ii) such holder’s adjusted tax basis in the ordinary share or ADS. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary share or ADS is more than one year at the time of sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.
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
     If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. Holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the ordinary share or ADSs and on any “excess distribution” received. Such U.S. Holder would also be subject to a special interest charge with respect to any such gain or “excess distribution”. Rather than being subject to this tax regime, if available, a U.S. Holder of ordinary shares or ADSs may make a “qualified electing fund” or “mark-to-market” election. A “qualified electing fund” election generally should be made for the first taxable year in which a company is a PFIC.
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
Investment and Interest Rates
     Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. The fair value of convertible notes is also impacted by the market price of our ordinary shares or ADSs. As of December 31, 2006, our short-term and long-term debt obligations for the $31.5 million and $115.0 million senior unsecured and unsubordinated convertible notes due March 18, 2007 and November 7, 2008, respectively, the $150.0 million subordinated convertible notes due June 1, 2008 and the $215.0 million and $150.0 million senior notes due November 15, 2011 and July 19, 2010, respectively, bear fixed interest rate. The convertible notes due March 18, 2007 bear interest at a rate of 1.75% per annum and have a yield to maturity of 4.91%. The convertible notes due November 7, 2008 have a yield to maturity of 4.25%. The subordinated convertible notes due 2008, and senior notes due 2011 and 2010 bear interest of 2.5%, 6.75% and 7.5% per annum, respectively.
Currency Exchange Rates
     A portion of our costs is denominated in various foreign currencies, like the Singapore dollar, the Malaysian Ringgit, the South Korean Won, the Chinese Renminbi, the New Taiwan dollar and the Japanese yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysia Ringgit to benefit from our expectations of future exchange rate fluctuations.
     Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 31, 2006, we had a series of foreign currency forward contracts with total contract value of approximately $147.0 million, to hedge against fluctuation in Singapore dollars, South Korean Won and Malaysian Ringgit. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.
     We have performed sensitivity analyses as of December 31, 2006 and December 25, 2005 by measuring the change in fair values arising from a hypothetical 10% adverse movement in the exchange rates for all the currencies relative to the U.S. dollar, with all other variables held constant. The analyses cover our foreign currencies monetary denominated assets and liabilities. The foreign currency exchange rates we used were based on our closing exchange rates as of December 31, 2006 and December 25, 2005. The sensitivity analyses indicated that a hypothetical 10% adverse movement, after taking into account offsetting positions, would result in a further foreign exchange loss of $3.9 million and $1.4 million as of December 31, 2006 and December 25, 2005, respectively
     Currency, maturity, interest rate and fair value information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 1(m), 4, 15, 17 and 27 to our audited consolidated financial statements, respectively.
Commodity Price
     We purchase certain raw materials in the normal course of business, which are affected by commodity prices. Therefore, we are exposed to some price volatility related to various market conditions outside our control. However, we employ various purchasing and pricing contract techniques in an effort to minimize volatility. Generally these techniques include setting in advance the price for products to be delivered in the future. We do not generally make use of financial instruments to hedge commodity prices, partly because of the contract pricing utilized. While price volatility can occur, which would impact profit margins, there are generally alternative suppliers available.
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
Evaluation of Disclosure Controls and Procedures
     As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.
     Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the end of the period covered by this report, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
     Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.

     Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
     Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
     Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework”.
     Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Our independent registered public accounting firm, PricewaterhouseCoopers, has issued an audit report on management’s assessment of our internal control over financial reporting, which is included herein.
Changes to Internal Controls
     Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Mr. Steven H. Hamblin and Mr. R. Douglas Norby each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in Rule 4200(15) of the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS
     Our Company has built a reputation of integrity and ethical business practices and gained credibility and trust from our stockholders, customers, suppliers and employees over time. We have adopted a code of business conduct and ethics that is designed to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder and is applicable to our employees, officers and non-employee directors, including our chief executive officer, chief financial officer, principal accounting officer or controller, and persons performing similar function. We have posted our code of ethics on our internal company website, conducted company-wide awareness workshops and have included it within our new employee orientation programs. We will provide it free of charge to the general public upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     PwC served as our independent registered public accounting firm from August 2004.
     The following table shows the fees we paid or accrued for the audit and other services provided by PwC for 2005 and 2006.

	Year Ended
	December 25,	December 31,
	2005	2006
	(In thousands)
Audit fees	$849	$1,935
Audit-related fees	33	45
Tax fees	124	140
All other fees	229	36

Total	$1,235	$2,156

     Audit Fees. This category consists of fees billed for the audit of financial statements and internal control over financial reporting, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-U.S. jurisdictions; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
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
     All Other Fees. No fees were paid or billed by PwC with respect to any other services which have not been described above in 2005 and 2006.
Audit Committee Pre-approval Process
     Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. All of the services provided by PwC during the last three fiscal years have been approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
     Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Neither we, nor any affiliated purchaser, made any purchase of our equity securities for the year ended December 31, 2006.

ITEM 17.	FINANCIAL STATEMENTS
     See Item 18 for a list of the Financial Statements filed as part of this annual report.

ITEM 18.	FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:
     Report of Independent Registered Public Accounting Firm
     Consolidated Balance Sheets as at December 25, 2005 and December 31, 2006
     Consolidated Statements of Operations and Comprehensive Income (Loss) for 2004, 2005 and 2006
     Consolidated Statements of Shareholders’ Equity for 2004, 2005 and 2006
     Consolidated Statements of Cash Flows for 2004, 2005 and 2006
     Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS
     The following exhibits are filed as part of this annual report:

1.1**	Memorandum of Association of STATS ChipPAC Ltd.

1.2.	Amended Articles of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 2 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on May 9, 2006

2.1	Specimen ordinary share certificate of STATS ChipPAC Ltd. issued on and after January 30, 2006 in respect of transfers of shares issued before January 30, 2006 — incorporated by reference to Exhibit 3.1 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on May 9, 2006

2.1.1	Specimen ordinary share certificate of STATS ChipPAC Ltd. issued on and after January 30, 2006 in respect of new issuances of shares issued after January 30, 2006 — incorporated by reference to Exhibit 3.2 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on May 9, 2006

2.2	Deposit Agreement dated February 8, 2000 among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and the holders from time to time of American Depositary Receipts (ADRs) issued thereunder (including the form of ADR) — incorporated by reference to Exhibit 2.2 of Form 20-F (File No. 333-93661) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 30, 2001

4.1	Lease Agreement dated November 18, 1996 by and between the Housing and Development Board and ST Assembly Test Services Ltd — incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 (File No. 333-93661) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on January 3, 2000

4.2	Program Agreement dated January 10, 2002 by and between Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program — incorporated by reference to Exhibit 4.6 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.3	Trust Deed dated January 10, 2002 by and between British and Malayan Trustees Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program— incorporated by reference to Exhibit 4.7 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.4	Agency Agreement dated January 10, 2002 by and between British and Malayan Trustees Limited, Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note

Program — incorporated by reference to Exhibit 4.8 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on February 28, 2002

4.5	Indenture dated March 18, 2002 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.6	US$168 Million Reg S Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.11 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.7	US$25 Million Reg S Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.8	US$7 Million Restricted Global Note issued by ST Assembly Test Services Ltd in relation to the 1.75% Convertible Notes Due 2007 — incorporated by reference to Exhibit 4.13 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 31, 2003

4.9	ChipPAC, Inc. Employee Retention and Severance Plan — incorporated by reference to Exhibit 10.41 to the annual report on Form 10-K (File No. 000-31173) of ChipPAC, Inc. for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 12, 2004

4.10#	Amendment Agreement dated April 22, 2003 renewing the Immunity Agreement dated October 18, 1996 by and between Motorola Inc. and ST Assembly Test Services Ltd — incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.11	Agreement and Plan of Merger and Reorganization dated February 10, 2004 by and between ST Assembly Test Services Ltd, ChipPAC, Inc. and Camelot Merger, Inc. — incorporated by reference to Exhibit 4.15 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.12	Strategic Assistance Loan Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.16 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.13	The Yangdo Tambo Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.17 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.14	Pledge Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.18 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.15	Loan Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd and Se-Ho Chun — incorporated by reference to Exhibit 4.19 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.16	Yangdo Tambo Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.20 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.17	Share Pledge Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Mr. Se-Ho Chun — incorporated by reference to Exhibit 4.21 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.18	Factory Kun-Mortgage Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.22 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.19	Base Capacity and Continuing Support Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.23 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.20	Indenture dated November 7, 2003 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the $115 million zero-rated Convertible Notes Due 2008 — incorporated by reference to Exhibit 4.24 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.21	US$115 Million Reg S Global Note issued by ST Assembly Test Services Ltd under the Indenture relating to the US$115 million zero-rated Convertible Notes Due 2008 — incorporated by reference to Exhibit 4.25 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd filed with the Securities and Exchange Commission on March 19, 2004

4.22	Indenture dated as of May 28, 2003 by and between ChipPAC, Inc. and U.S. Bank National Association, as trustee relating to the 2.50% Convertible Subordinated Notes Due 2008 — incorporated by reference to Exhibit 10.40 to the Quarterly Report on Form 10-Q (File No. 000-31173) of ChipPAC, Inc. filed with the Securities and Exchange Commission on August 8, 2003 for the three months ended June 30, 2003

4.23	Employment Agreement dated as of March 17, 2004 among ST Assembly Test Services Ltd, ChipPAC, Inc. and Michael G. Potter — incorporated by reference to Exhibit 4.8 of Form F-4 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on April 6, 2004

4.24	First Supplemental Indenture dated August 4, 2004 to the Indenture dated as of May 28, 2003 among ChipPAC Inc., ST Assembly Test Services Ltd and U.S. Bank National Association relating to the 2.50% Convertible Subordinated Securities Due 2008 — incorporated by reference to Exhibit 4.2 of Form F-3 (File No. 333-119705) of STATS ChipPAC, Inc. filed with the Securities and Exchange Commission on October 13, 2004

4.25	STATS ChipPAC Ltd. Substitute Equity Incentive Plan — incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004

4.26	STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan — incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004

4.27	STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 — incorporated by reference to Appendix 1 to STATS ChipPAC Ltd.’s Proxy Statement which was filed as Exhibit 99.1 on Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2006

4.28**	STATS ChipPAC Ltd. Share Option Plan

4.29	STATS ChipPAC Ltd. Restricted Share Plan — incorporated by reference to Appendix 2 to STATS ChipPAC Ltd.’s Proxy Statement which was filed as Exhibit 99.1 on Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2006

4.30**	STATS ChipPAC Ltd. Performance Share Plan

4.31	Indenture dated November 18, 2004 by and between STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.40 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005

4.32	Subsidiary Guarantee Agreement dated November 18, 2004 by and between STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association relating to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.43 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005

4.33	Second Supplemental Indenture dated October 7, 2004 to the Indenture dated as of November 18, 2004 among ChipPAC International Company Limited, ChipPAC, Inc. and U.S. Bank National Association relating to the 6.75% Senior Notes Due 2011— incorporated by reference to Exhibit 4.44 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005

4.34	Second Supplemental Indenture dated October 11, 2004 to the Indenture dated as of May 28, 2003 among ChipPAC Inc., STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 2.50% Convertible Subordinated Notes Due 2008 — incorporated by reference to Exhibit 4.45 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005

4.35	Third Supplemental Indenture dated November 2, 2004 to the Indenture dated as of May 28, 2003 among ChipPAC Inc., STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 2.50% Convertible Subordinated Notes Due 2008 — incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005

4.36	Indenture dated as of July 19, 2005 by and between STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.1 of Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2005

4.37	Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated August 5, 2004 by and between Tan Lay Koon and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006

4.38	Subsidiary Guarantee Agreement dated as of July 19, 2005 by and between STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association relating to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.3 of Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2005

4.39	Supplemental Subsidiary Guarantee Agreement dated as of February 21, 2006 by and between STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.48 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006

4.40	Supplemental Subsidiary Guarantee Agreement dated as of February 21, 2006 by and between STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 63/4% Senior Notes due 2011 — incorporated by reference to Exhibit 4.49 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006

4.41**	Subscription Agreement dated June 22, 2006 between STATS ChipPAC Ltd., China Resources Logic Limited, Micro Assembly Technologies Limited and Wuxi China Resources Microelectronics (Holdings) Limited

4.42**	Deed of Indemnity dated June 22, 2006 between STATS ChipPAC Ltd., China Resources Logic Limited, Micro Assembly Technologies Limited and Wuxi China Resources Microelectronics (Holdings) Limited

4.43**	Joint Venture Agreement dated June 22, 2006 between STATS ChipPAC Ltd., China Resources Logic Limited, Wuxi China Resources Microelectronics (Holdings) Limited, Micro Assembly Technologies Limited and Wuxi CR Micro-Assembly Technology Ltd.

4.44**	Asset Sale and Purchase Agreement dated June 22, 2006 between STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Ltd., Wuxi CR Micro-Assembly Technology Ltd. and China Resources Logic Limited

4.45**	Amendment Number One dated July 14, 2006 to the Asset Sale and Purchase Agreement dated June 22, 2006 between STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Ltd., Wuxi CR Micro-Assembly Technology Ltd. and China Resources Logic Limited

4.46**	Manufacturer’s Representative Agreement dated June 22, 2006 between Wuxi CR Micro-Assembly Technology Ltd., China Resources Logic Limited, STATS ChipPAC (BVI) Limited and STATS ChipPAC Ltd.

4.47**##	US$125,000,000 Syndicated Facility Agreement dated August 10, 2006 between STATS ChipPAC Ltd. and Oversea-Chinese Banking Corporation Limited

4.48**##	English language translation of Korean language US$25,000,000 Term Loan Agreement dated May 29, 2006 between STATS ChipPAC Korea Ltd. and Hana Bank

4.49**	English language summary of Chinese language NT$1.8 Billion Syndicated Loan Agreement dated March 2, 2004 between Winstek Semiconductor Corporation and Mega Bank

4.50**	English language summary of Chinese language NT$3.6 Billion Syndicated Loan Agreement dated August 18, 2006 between Winstek Semiconductor Corporation and Taishin Bank

8.1	List of subsidiaries — incorporated by reference to Exhibit 8.1 of Form 20-F (File no. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Pricewaterhouse Coopers, Singapore, independent registered public accounting firm

#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the SEC. The omitted portions have been filed separately with the SEC.
##	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC. The omitted portions have been filed separately with the SEC.

**	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 12, 2007

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President and Chief Executive Officer

By:	/s/ Michael G. Potter
Name:	Michael G. Potter
Title:	Senior Vice President, Chief Financial Officer

STATS CHIPPAC LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
We have completed an integrated audit of STATS ChipPAC Ltd.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries as of December 31, 2006 and December 25, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Notes 1(x) and 23 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers
Singapore
March 12, 2007

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

		December 25,	December 31,
	Note	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	3	$224,720	$171,457
Short-term marketable securities	4	17,648	45,126
Accounts receivable, net	5	240,990	243,779
Amounts due from affiliates	2	6,810	2,506
Other receivables	6	11,336	6,975
Inventories	7	79,483	111,614
Short-term restricted cash		376	—
Prepaid expenses and other current assets	8	26,351	18,364

Total current assets		607,714	599,821
Long-term marketable securities	4	17,803	15,358
Property, plant and equipment, net	9	1,107,031	1,192,830
Investment in equity investee	2	—	10,292
Intangible assets	10	72,780	41,846
Goodwill	11	522,625	513,512
Long-term restricted cash		2,232	981
Prepaid expenses and other non-current assets	8	63,197	83,640

Total assets		$2,393,382	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$136,058	$167,722
Payables related to property, plant and equipment purchases		79,425	34,277
Accrued operating expenses	13	96,932	97,627
Income taxes payable		2,235	6,810
Short-term borrowings	15	16,891	592
Amounts due to affiliates	2	62	45
Current obligations under capital leases	16	7,091	3,680
Current installments of long-term debts	17	18,651	61,101

Total current liabilities		357,345	371,854
Obligations under capital leases, excluding current installments	16	3,680	—
Long-term debts, excluding current installments	17	775,425	697,523
Other non-current liabilities	19	66,611	84,807

Total liabilities		1,203,061	1,154,184
Minority interest		48,669	57,946
Share capital:
Ordinary shares — 2005: Authorized 3,200,000,000 shares, par value S$0.25; 2006: Unlimited shares with no par value
Issued ordinary shares — 1,976,292,025 in 2005 and 2,002,814,117 in 2006	20, 21	303,052	1,847,002
Additional paid-in capital	20	1,517,118	—
Accumulated other comprehensive loss	22	(8,572)	(7,714)
Accumulated deficit		(669,946)	(593,138)

Total shareholders’ equity		1,141,652	1,246,150
Commitments and contingencies	24

Total liabilities and shareholders’ equity		$2,393,382	$2,458,280

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)

		Year Ended
		December 31,	December 25,	December 31,
	Note	2004	2005	2006
Net revenues		$769,121	$1,157,253	$1,616,933
Cost of revenues		(643,540)	(968,023)	(1,290,773)

Gross profit		125,581	189,230	326,160

Operating expenses:
Selling, general and administrative		84,501	135,751	139,466
Research and development		17,637	26,071	30,446
Restructuring charges	25	—	830	1,938
Goodwill impairment	11	453,000	—	—

Total operating expenses		555,138	162,652	171,850

Operating income (loss)		(429,557)	26,578	154,310

Other income (expense), net:
Interest income		4,430	6,414	5,401
Interest expense		(28,816)	(42,629)	(45,816)
Foreign currency exchange gain (loss)		(1,122)	531	(1,578)
Equity income from investment in equity investee		—	—	152
Other non-operating income (expense), net	26	(936)	(1,076)	108

Total other income (expense), net		(26,444)	(36,760)	(41,733)

Income (loss) before income taxes		(456,001)	(10,182)	112,577
Income tax expense	14	(7,894)	(9,689)	(25,759)

Income (loss) before minority interest		(463,895)	(19,871)	86,818
Minority interest		(3,828)	(6,440)	(10,010)

Net income (loss)		$(467,723)	$(26,311)	$76,808

Net income (loss) per ordinary share:
— basic		$(0.33)	$(0.01)	$0.04
— diluted		$(0.33)	$(0.01)	$0.04

Net income (loss) per ADS:
— basic		$(3.27)	$(0.13)	$0.39
— diluted		$(3.27)	$(0.13)	$0.37

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic		1,428,954	1,961,950	1,991,110
— diluted		1,428,954	1,961,950	2,161,545

ADS (in thousands) used in per ADS calculation:
— basic		142,895	196,195	199,111
— diluted		142,895	196,195	216,154
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
In thousands of U.S. Dollars

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Net income (loss)	$(467,723)	$(26,311)	$76,808
Other comprehensive income (loss):
Unrealized loss on available-for-sale marketable securities	(548)	(247)	(5)
Realized (gain) loss on available-for-sale marketable securities included in net income (loss)	537	—	(5)
Unrealized gain on hedging instruments	3,953	133	3,058
Realized gain on hedging instruments included in net income (loss)	(168)	(3,143)	(3,157)
Foreign currency translation adjustment	3,287	(2,455)	967

Comprehensive income (loss)	$(460,662)	$(32,023)	$77,666

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other		Total
			Paid-in	Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Capital	Loss	Deficit	Equity
	No.
	(In thousands)
Balances at January 1, 2004	1,076,620	$172,434	$489,355	$(9,921)	$(175,912)	$475,956
Share issuances	5,802	856	1,112	—	—	1,968
Share issuances and assumption of share options in connection with acquisition	861,908	124,943	1,016,549	—	—	1,141,492
Share-based compensation	—	—	658	—	—	658
Effect of subsidiary’s equity transaction	—	—	(62)	—	—	(62)
Net loss	—	—	—	—	(467,723)	(467,723)
Other comprehensive income	—	—	—	7,061	—	7,061

Balances at December 31, 2004	1,944,330	298,233	1,507,612	(2,860)	(643,635)	1,159,350
Share issuances	31,962	4,819	8,702	—	—	13,521
Share-based compensation	—	—	743	—	—	743
Effect of subsidiary’s equity transaction	—	—	61	—	—	61
Net loss	—	—	—	—	(26,311)	(26,311)
Other comprehensive loss	—	—	—	(5,712)	—	(5,712)

Balances at December 25, 2005	1,976,292	303,052	1,517,118	(8,572)	(669,946)	1,141,652
Share issuances	26,522	13,197	57	—	—	13,254
Share-based compensation	—	13,688	—	—	—	13,688
Effect of abolition of the share par value	—	1,517,175	(1,517,175)	—	—	—
Effect of subsidiary’s equity transaction	—	(110)	—	—	—	(110)
Net income	—	—	—	—	76,808	76,808
Other comprehensive income	—	—	—	858	—	858

Balances at December 31, 2006	2,002,814	$1,847,002	$—	$(7,714)	$(593,138)	$1,246,150

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Cash Flows From Operating Activities
Net income (loss)	$(467,723)	$(26,311)	$76,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	188,683	254,138	266,317
Goodwill impairment	453,000	—	—
Amortization of leasing prepayments	25,718	25,790	7,386
Debt issuance cost amortization	1,913	1,961	2,371
(Gain) loss on sale of property, plant and equipment	(656)	1,529	1,251
Accretion of discount on convertible notes	11,437	7,414	6,618
Loss from repurchase and redemption of senior and convertible notes	797	1,653	500
Foreign currency exchange (gain) loss	(830)	(134)	758
Share-based compensation expense	658	743	13,688
Deferred income taxes	15,005	9,351	19,853
Minority interest in income of subsidiary	3,828	6,440	10,010
Equity income from investment in equity investee	—	—	(152)
(Gain) loss on sale of marketable securities	537	—	(5)
Others	371	535	1,009
Changes in operating working capital:
Accounts receivable	8,149	(91,340)	(2,789)
Amounts due from affiliates	4,427	(4,187)	4,304
Inventories	(1,171)	(24,793)	(32,268)
Other receivables, prepaid expenses and other assets	(64,421)	3,516	7,355
Accounts payable, accrued operating expenses and other payables	(41,406)	104,499	44,774
Amounts due to affiliates	(1,699)	(75)	(17)

Net cash provided by operating activities	136,617	270,729	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$130,497	$15,726	$35,391
Proceeds from maturity of marketable securities	46,687	787	20,841
Purchases of marketable securities	(160,943)	(32,017)	(80,866)
Investment in equity investee	—	—	(10,154)
Acquisition of intangible assets	(1,428)	(4,853)	(6,419)
Acquisition of subsidiary, net of cash acquired	7,208	—	—
Purchases of property, plant and equipment	(287,574)	(245,775)	(393,643)
Others, net	729	3,139	9,067

Net cash used in investing activities	(264,824)	(262,993)	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$(72,006)	$(143,276)	$(42,290)
Repayment of long-term debts	(8,982)	(37,670)	(27,627)
Proceeds from issuance of shares, net of expenses	1,968	13,521	13,254
Proceeds from issuance of senior and convertible notes, net of expenses	210,458	146,535	—
Repurchase and redemption of senior and convertible notes	(193,647)	(167,263)	(50,500)
Proceeds from bank borrowings	107,620	188,085	60,308
(Increase) decrease in restricted cash	2,927	(1,487)	1,627
Grants received	—	246	—
Capital lease payments	(7,210)	(11,737)	(7,091)
Distribution to minority interest in subsidiary	—	—	(2,542)
Contribution by minority interest in subsidiary, net	—	3,623	—

Net cash provided by financing activities	41,128	(9,423)	(54,861)

Net decrease in cash and cash equivalents	(87,079)	(1,687)	(52,873)
Effect of exchange rate changes on cash and cash equivalents	1,425	(1,102)	(390)
Cash and cash equivalents at beginning of the year	313,163	227,509	224,720

Cash and cash equivalents at end of the year	$227,509	$224,720	$171,457

Supplementary Cash Flow Information
Interest paid	$21,974	$40,738	$28,307
Income taxes paid	1,023	185	1,418
Non-cash items
Issuance of shares and assumption of share options in connection with acquisition	1,066,994	—	—
Equipment acquired under capital leases	$—	$4,150	$—
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)
1.	Background and Summary of Significant Accounting Policies
     (a) Business and Organization
STATS ChipPAC Ltd. (“STATS ChipPAC” or “STATS” prior to consummation of the merger, and, together with its subsidiaries, the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company was formed in connection with the merger of ST Assembly Test Services Ltd and ChipPAC, Inc. (“ChipPAC”), which was consummated on August 5, 2004. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share, owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total shares outstanding. As a result of the merger, ChipPAC became a wholly-owned subsidiary of STATS. The transaction was accounted for using the purchase method. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.
In 2005, the Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), issued 10,555,556 shares of its capital stock, par value NT$10 per share, in a public offering at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company recognized a gain of $61 on the resulting dilution of interest within shareholders’ equity. The Company owned approximately 52% of Winstek’s total shares outstanding as of December 31, 2006.
The Company has operations in Singapore, South Korea, China, Malaysia, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.
Temasek Holdings (Private) Limited (“Temasek Holdings”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 36% of the Company as of December 31, 2006. Temasek Holdings, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).
     (b) Fiscal Year
Since the beginning of fiscal 2005, the Company has employed fiscal year and fiscal quarter reporting periods. STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2006, a 53-week year, ended on December 31, 2006, and fiscal year 2005, a 52-week year, ended on December 25, 2005. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
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
     (e) Issuances of Stock by Subsidiaries
Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stocks to third parties, are recognized as increases or decreases to shareholders’ equity.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (f) Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units; and contingent liabilities, among others. Determining the fair value of purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. Actual results could differ from these estimates.
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
The Company’s largest customer accounted for approximately 21%, 12% and 11% of revenues in 2004, 2005 and 2006, respectively. The Company’s five largest customers collectively accounted for approximately 56%, 49% and 43% of revenues in 2004, 2005 and 2006, respectively. The decommitment from any major customer for products, or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Cash and cash equivalents are deposited with financial institutions primarily in Singapore, South Korea, China, Malaysia, British Virgin Islands, Taiwan and the United States of America. Deposits in the financial institutions may exceed the amount of insurance provided on such deposits, if any. The Company utilizes forward contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The Company has not experienced any losses to date from instruments held with financial institutions.
South Korean, Chinese and Malaysian foreign currency exchange regulators may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China and Malaysia.
     (j) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts, money market funds and foreign government treasury bills at December 31, 2006.
     (k) Restricted Cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirement and as collateral for bank loans. As of December 25, 2005 and December 31, 2006, there were $376 and $nil of short-term restricted cash and $2,232 and $981 of long-term restricted cash, respectively.
     (l) Derivative Instruments and Hedging Activities
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
The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements.
In 2005 and 2006, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 25, 2005, and December 31, 2006, the Company had a series of foreign currency forward contracts qualifying as cash flow hedges with total contract value of approximately $68,000 and $147,000, respectively. In 2005, the Company entered into a series of gold forward contracts qualifying as cash flow hedges with total contract value of approximately $7,000 to reduce exposure of the commodity price risk related to gold usage in the cost of materials. The duration of these instruments are generally less than 12 months. At December 31, 2006, the Company had realized and unrealized gain of $3,157 and $3,058, respectively, on its foreign currency forward contracts. At December 25, 2005, the Company had realized and unrealized gain of $3,143 and $133, respectively, on its foreign currency forward and gold forward contracts. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
     (m) Marketable Securities
Marketable securities at December 25, 2005 and December 31, 2006 consist of corporate debt securities and certificates of deposits denominated in U.S. dollars, Singapore dollars, Chinese Renminbi and New Taiwan dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect if any, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.
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
     (n) Inventories
Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.
     (o) Equity Method Investments
Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest are accounted for using the equity method of accounting. The Company’s unrealized profit arising from sales by the Company to equity method investee are eliminated to the extent of the Company’s ownership. In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited (“MAT”) for $10,154.
     (p) Business Combination
Business combinations are accounted for using the purchase method accounting. Business combinations which are accounted for under the purchase method accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired is recorded as goodwill.
     (q) Goodwill
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
The estimates of fair value of a reporting unit are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. In estimating fair values of its reporting units, the Company also uses comparable market analyses.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (r) Intangible Assets
The Company acquires patent rights and technology licenses from other companies for use in its processes. Cost of the technology licenses is amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, the cost of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004 based on management’s estimate of the fair value of these intangible assets. Management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables.
Acquired intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years
     (s) Property, Plant and Equipment
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
     (t) Long-Lived Assets
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
     (u) Comprehensive Income (Loss)
The Company applies SFAS No. 130, “Reporting Comprehensive Income” with respect to reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) consists of net income, foreign currency translation adjustments and unrealized gain or loss on available-for-sale marketable securities and hedging instruments, and is presented in the consolidated statements of comprehensive income (loss).

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (v) Revenue Recognition
Revenue is derived primarily from wafer probe and bumping, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered net of returns, trade discounts and allowances, and excluding goods and services tax.
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
The Company’s sales arrangement include probe, bumping, packaging or test services sold on a standalone basis, as well as multiple-element arrangements where probe, bumping, packaging, test, and in some cases, pre-production and post-production services are provided together. Where arrangements provide for multiple elements, elements are either combined into one single unit of accounting or treated as separate units of accounting depending on whether certain specified criteria are met. Revenue is allocated to each unit of accounting based on fair value, determined by reference to prices of services sold on a standalone basis.
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
The following sets forth the percentage of net revenues by packaging products group and testing services:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Revenue
— packaging — array	40.6%	50.2%	55.5%
— packaging — leaded	20.9	22.0	18.3
— test and other services	38.5	27.8	26.2

Total	100.0%	100.0%	100.0%

Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.
     (w) Grants
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
     (x) Share-Based Compensation
Share-based compensation represents the cost related to share-based awards made to employees and directors. Effective December 26, 2005, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement of share-based compensation expense for all share-based payment awards based on estimated fair value. The Company measures grant-date fair value estimates, and recognizes the share-based compensation expense on a graded vesting basis net of estimated forfeitures over the requisite service period. Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and included pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”
In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). At December 31, 2006, the Company has four share-based compensation plans, which are more fully described in Note 23.
     (y) Employee Benefit Plans
Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek revised its contribution in 2006 from 2% to 6% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, Winstek actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As at December 31, 2006, there was no shortfall in the plan’s assets. Total pension plan expenses in 2004, 2005 and 2006 were approximately $76, $55 and $5, respectively.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $320, $395 and $457 in 2004, 2005 and 2006, respectively. The matching contributions are accrued monthly and adjusted when the actual amounts are calculated. The expenses relating to the plan are $15 per person per quarter and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. In accordance with the National Pension Act of South Korea, a certain portion of severance benefits has been deposited with the Korean National Pension Fund and deducted from accrued severance benefits. The amount contributed will be refunded to employees from the Korean National Pension Fund upon retirement. Annual severance benefits expense charged to operations is based upon the change in the accrued severance benefits payable at the balance sheet date. The expense for severance benefits for the period from August 5, 2004 to December 31, 2004 and for the years ended December 25, 2005 and December 31, 2006 were approximately $1,793, $6,333 and $9,119, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $7,226, $10,711 and $12,849 with respect to these retirement plans in 2004, 2005 and 2006, respectively.
     (z) Operating Leases
Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
     (aa) Product Warranties
The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture generally for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2004, 2005 and 2006 were insignificant.
     (bb) Research and Development
Research and development costs are expensed as incurred.
     (cc) Income Taxes
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
     (dd) Net Income (Loss) Per Share
Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of share options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
The Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive.
A summary of the excluded potentially dilutive securities outstanding and the range of related exercise prices follows:

	December 31,	December 25,	December 31,
	2004	2005	2006
Convertible debt	369,235	287,999	82,454
Share options	131,997	124,175	103,508
The conversion price of convertible debt outstanding was approximately $0.93 to $1.87 per share (equivalent to approximately $9.30 to $18.70 per ADS) as of December 31, 2006. The weighted average exercise prices

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
of share options outstanding were approximately $1.01, $1.01 and $0.99 (equivalent to $10.10, $10.10 and $9.90 per ADS) as of December 31, 2004, December 25, 2005 and December 31, 2006, respectively. The excluded share options have per share exercise prices ranging from approximately $0.14 to $3.99 (equivalent to $1.40 to $39.90 per ADS) as of December 31, 2004 and December 25, 2005 and $0.68 to $3.99 (equivalent to $6.80 and $39.90 per ADS) as of December 31, 2006.
The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per ordinary share computations for the periods presented below:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Net income (loss)	$(467,723)	$(26,311)	$76,808
Adjusted net income (loss)	(467,723)	(26,311)	79,058

Weighted average number of ordinary shares outstanding (basic)	1,428,954	1,961,950	1,991,110
Weighted average dilutive shares from share plans	—	—	8,564
Weighted average dilutive convertible notes	—	—	161,871

Weighted average number of ordinary shares and equivalent ordinary shares outstanding (diluted)	1,428,954	1,961,950	2,161,545

     (ee) New Accounting Pronouncements
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, “Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) is effective for annual periods beginning after June 15, 2005, which is the Company’s fiscal 2006. In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions.
The adoption of SFAS 123(R) had a material impact on our consolidated financial statements for the year ended December 31, 2006, and is expected to continue to materially impact our financial statements in the foreseeable future. See note 23 below for more information on the impact of the adoption of SFAS 123(R).
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN 48 will have on the consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008.
2.	Related Party Transactions
As of December 31, 2006, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owns approximately 36% of the Company’s outstanding ordinary shares. Singapore Technologies Pte Ltd (“STPL”), a wholly-owned subsidiary of Temasek Holdings, was the holding company of STSPL prior to a restructuring completed on December 31, 2004 pursuant to which all the assets of STPL were transferred to Temasek Holdings.
The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.
STPL previously provided management and corporate services to the Company. Under a service agreement effective January 1, 2000, annual management fees were payable for the provision of specified services on mutually agreed terms which the Company believed approximated the cost of providing those services. The fees were subjected to review by the parties every three years. The service fee expense amounted to $1,146 in 2004. The service agreement was terminated on December 31, 2004.
The Company has contracts with Chartered Semiconductor Manufacturing Ltd (“Chartered”), majority owned by Temasek Holdings through STSPL, to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered in 2004, 2005 and 2006 were $18,537, $12,647 and $11,109, respectively.
The Company also engages in transacting with other companies, directly or indirectly controlled by Temasek Holdings, in the ordinary course of business. These transactions which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates or prices and on customary terms and conditions. These expenses amounted to $24,095, $14,672 and $18,375 in 2004, 2005 and 2006, respectively.
The amounts owing by (to) affiliates were as follows:

	December 25,	December 31,
	2005	2006
Amounts due from affiliates
Accounts receivable, net of allowance for sales returns	$6,810	$2,506

Amounts due to affiliates
Accounts payable	$(62)	$(45)

In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35,000 payable over 4 years and a performance-based contingent earn-out of $5,000. ANST is a wholly owned subsidiary of MAT, of which the Company has a 25% shareholding. As a result of the planned sale of these assets to ANST, the Company has separately classified the related assets of $28,688 to assets held for sale, a component of other non-current assets. During 2006, $2,429 of the related assets have been transferred to ANST and $430 of gain has been recognized in year ended December 31, 2006. In addition to the transfer of assets, the

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009.
3.	Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 25,	December 31,
	2005	2006
Cash at banks and on hand	$29,126	$62,551
Cash equivalents
Bank fixed deposits	153,991	77,309
Money market funds	39,891	30,039
Foreign government treasury bills	1,712	1,558

	$224,720	$171,457

4.	Marketable Securities
Marketable securities consist of the following:

	December 25, 2005				December 31, 2006
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities	$27,562	$—	$(1,027)	$26,535	$61,521	$35	$(1,072)	$60,484

Held-to-maturity certificates of deposit	$8,916	$—	$—	$8,916	$—	$—	$—	$—

Maturities of marketable securities (at fair value) are as follows:

	December 25,	December 31,
	2005	2006
Marketable securities:
Due in one year or less	$17,648	$45,126
Due after one year through five years	17,803	15,358

	$35,451	$60,484

Gross realized gains and losses in 2004 were $86 and $623, respectively. Gross realized gains and losses in 2005 were $nil and $nil, respectively. Gross realized gains and losses in 2006 were $5 and $nil, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities during 2004, 2005 and 2006 were $177,184, $16,513 and $56,232, respectively.
5.	Accounts Receivable
Accounts receivable consists of the following:

	December 25,	December 31,
	2005	2006
Accounts receivable — third parties	$243,830	$247,185
Allowance for sales returns	(2,840)	(3,406)

	$240,990	$243,779

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Movements in the allowance for sales returns are as follows:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Beginning	$1,362	$1,899	$2,840
Utilized during the year	(4,511)	(1,094)	—
Charged during the year	5,048	2,517	3,034
Writeback during the year	—	(482)	(2,468)

Ending	$1,899	$2,840	$3,406

6.	Other Receivables
Other receivables consist of the following:

	December 25,	December 31,
	2005	2006
Deposits and staff advances	$1,229	$718
Grants receivable	1,313	—
Forward contract receivable	1,051	196
Taxes receivable	3,796	2,533
Other receivables	3,947	3,528

	$11,336	$6,975

7.	Inventories
Inventories consist of the following:

	December 25,	December 31,
	2005	2006
Raw materials	$63,079	$88,339
Work-in-progress	15,727	19,395
Finished goods	677	3,880

	$79,483	$111,614

8.	Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 25,	December 31,
	2005	2006
Leasing prepayments	$10,054	$11
Other prepayments and assets	9,543	14,035
Deferred income tax assets	1,425	289
Loans to a vendor	5,329	4,029

	$26,351	$18,364

Prepaid expenses and other non-current assets consist of the following:

	December 25,	December 31,
	2005	2006
Leasing prepayments	$2,623	$—
Deferred income tax assets	38,879	39,028
Other deposits	289	285
Loans to a vendor	8,441	4,412
Debt issuance cost, net of accumulated amortization of $3,026 and $5,397	10,895	9,510
Assets held for sale	—	26,259
Others	2,070	4,146

	$63,197	$83,640

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.
The Company extended $5,000 and $15,000 loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5,000 and $15,000 are repayable in quarterly installments of $450 and $882 up to June 2007 and December 2008, respectively. During the year ended December 31, 2006, $5,329 was repaid.
9.	Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 25,	December 31,
	2005	2006
Cost:
Freehold land	$5,857	$5,972
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	170,206	236,179
Equipment	1,660,504	1,880,982

Total cost	$1,856,431	$2,142,997

Total accumulated depreciation	$749,400	$950,167

Property, plant and equipment, net	$1,107,031	$1,192,830

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $163,975, $195,923 and $229,067 in 2004, 2005 and 2006, respectively.
In the third quarter of 2004, following the consummation of the merger, the Company adopted ChipPAC’s policy to depreciate equipment on a straight-line basis over 8 years, from 5 years previously. The impact of this change was depreciation savings of $23,373 in 2004. The change resulted in an increase in net income of $19,698, net of tax effects of $3,675. This also resulted in a decrease in loss per share and ADS by $0.01 and $0.14, respectively, in 2004.
The Company routinely reviews the remaining estimated useful lives of its equipment to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment. However, due to the nature of the packaging and testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its equipment.
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
Included in property, plant and equipment are equipment acquired under capital lease at a cost of $20,406 and $20,891 as of December 25, 2005 and December 31, 2006, respectively. The accumulated depreciation for these leased assets as of December 25, 2005 and December 31, 2006 amounted to $3,775 and $6,397, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
10.	Intangible Assets
Intangible assets consist of the following:

	December 25, 2005			December 31, 2006
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(1,558)	$6,142	$7,700	$(2,658)	$5,042
Technology and intellectual property	32,000	(4,533)	27,467	32,000	(7,733)	24,267
Customer relationships	99,300	(70,338)	28,962	99,300	(99,300)	—
Software, licenses and others	18,528	(8,319)	10,209	24,855	(12,318)	12,537

	$157,528	$(84,748)	$72,780	$163,855	$(122,009)	$41,846

Amortization expense related to finite-lived intangible assets is summarized as follows:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Tradenames	$458	$1,100	$1,100
Technology and intellectual property	1,333	3,200	3,200
Customer relationships	20,688	49,650	28,962
Software, licenses and others	2,229	4,265	3,988

	$24,708	$58,215	$37,250

Finite-lived intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 31, 2006 is summarized as follows:

2007	$7,592
2008	7,069
2009	6,237
2010	4,995
2011	4,281
Thereafter	11,672

Total	$41,846

11.	Goodwill
The changes in the carrying value of goodwill are as follows:

	December 25, 2005	December 31, 2006
Beginning	$523,598	$522,625
Purchase adjustments	(973)	(9,113)

Ending	$522,625	$513,512

As of December 31, 2006, the Company had goodwill of $2,209 related to the acquisition of Winstek and $511,303 related to the acquisition of ChipPAC. In 2005, purchase adjustments of $973 related to the cost of acquisition of $453 and fair value of liabilities acquired of $520 were recorded. In 2006, purchase adjustments of $9,113 related to the deferred taxes valuation were recorded.
Pursuant to business combination accounting rules, the goodwill associated with the acquisition of ChipPAC was recorded based on share prices at the time the merger was announced. The Company performed its annual test for impairment of goodwill related to ChipPAC during the fourth quarter of 2004, 2005 and 2006. Goodwill was allocated to reporting units associated with the Company’s acquisitions.
In 2005 and 2006, the Company performed its annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The annual impairment review completed in 2004 indicated that the reported book value of the ChipPAC reporting units exceeded its fair value, with the determination of fair value supplemented by independent appraisal using a combination of discounted cash flows and market multiples methodologies. The Company believed that the decline in the fair values of the ChipPAC reporting units in 2004 were primarily due to:-
(a)	longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the packaging and testing business had affected the short-term earnings expectation of the Company; and
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
On August 5, 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. The transaction had been accounted for using the purchase method. ChipPAC is a full portfolio provider of semiconductor packaging, design, test and distribution services. By combining the testing expertise of STATS with the packaging expertise of ChipPAC, STATS ChipPAC offers its global customers one of the broadest portfolios of comprehensive end-to-end packaging and test services in the semiconductor industry.
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
Of the total estimated purchase price, an estimate of $29,254 had been allocated to net assets assumed and $147,218 had been allocated to amortizable identifiable intangible assets acquired. The final allocation of purchase price was subjected to adjustments as described in Note 11.
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
The following pro forma financial information presents a summary of the results of operations of the Company assuming the merger was consummated on January 1, 2004. The pro forma financial information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 2004, nor is it necessarily indicative of future operating results or financial position of the Company.

Year Ended
December 31,
2004
Revenues	$1,084,165
Net loss	(484,695)
Net loss per ordinary share:
Basic and diluted	$(0.25)
Net loss per ADS:
Basic and diluted	$(2.52)
The proforma financial information above included the following material, non-recurring charges: impairment of goodwill of $453,000 and merger related expenses of $5,399 in 2004.
13.	Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 25, 2005	December 31, 2006
Staff costs	$31,324	$33,957
Purchase of raw materials	25,082	10,875
Maintenance fees, license fees and royalties	5,378	2,828
Interest expense	7,780	7,553
Provision for vacation liability	4,732	3,299
Others	22,636	39,115

	$96,932	$97,627

14.	Income Taxes
Income (loss) before income taxes consists of the following:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Singapore	$6,674	$6,698	$951
Foreign	(462,675)	(16,880)	111,626

	$(456,001)	$(10,182)	$112,577

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Income tax benefit (expense) consists of the following:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Current tax:
Singapore	$7,283	$(72)	$—
Foreign	(172)	(373)	(5,935)

Total current tax	$7,111	$(445)	$(5,935)

Deferred tax:
Singapore	$(9,145)	$(617)	$(1,400)
Foreign	(5,860)	(8,627)	(18,424)

Total deferred tax	$(15,005)	$(9,244)	$(19,824)

	$(7,894)	$(9,689)	$(25,759)

A reconciliation of the expected tax expense (benefit) at the Singapore statutory rate of tax to actual tax expense (benefit) is as follows:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Income tax expense (benefit) computed at Singapore statutory rate of 20.0% (2005 and 2004: 20.0%)	$(91,200)	$(2,036)	$22,515
Non-deductible expenses, including goodwill impairment charges	91,488	1,989	4,892
Non-taxable income	(1,212)	(2,194)	(461)
Differences in tax rates	6,898	15,434	5,550
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(13,199)	(6,539)	(13,926)
Change in statutory tax rate	—	—	(651)
Tax benefits from employee share option plans	—	(2,084)	(665)
Reinvestment allowance	(10,415)	(5,755)	(5,632)
Change in valuation allowance	23,137	30,133	9,114
Effect of tax loss carryforwards and unutilized capital allowance previously not recognized	—	(21,685)	—
Benefit of tax status change	(935)	—	—
Taxable foreign exchange adjustment	2,639	1,283	4,575
All other items, net	693	1,143	448

Income tax expense	$7,894	$9,689	$25,759

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 25, 2005 and December 31, 2006 are as follows:

	December 25, 2005	December 31, 2006
Deferred income tax assets:
Operating loss carryforwards	$34,787	$27,079
Investment, and research and development tax credits	50,136	57,804
Reinvestment allowance	29,336	34,968
Property, plant and equipment	32,551	32,185
Others	4,165	7,066

	150,975	159,102
Valuation allowance	(110,671)	(119,785)

	$40,304	$39,317

Deferred income tax liabilities:
Property, plant and equipment	$26,386	$34,147
Allowances and reserves	20,618	22,610

	47,004	56,757

Net deferred income tax assets (liabilities)	$(6,700)	$(17,440)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2004, as part of the acquisition of ChipPAC, the Company acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. The Company established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards. If utilized, these attributes will be treated as a reduction in acquired goodwill. In 2004, $5,916 of the South Korea tax credit carryforwards was utilized. In 2006, a further $9,113 of the South Korea and China net operating loss carryforwards and tax credit carryforwards was utilized.
The deferred tax assets as of December 25, 2005 and December 31, 2006 arose principally as a result of the deferred tax benefit associated with operating loss carryforwards, investment, and research and development tax credits, reinvestment allowance and deductible temporary differences on property, plant and equipment. The Company recorded a valuation allowance of $110,671 and $119,785 as of December 25, 2005 and December 31, 2006, respectively, which represents an increase of $30,133 and $9,114 in 2005 and 2006, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establish a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, to be recoverable.
As at December 31, 2006, the Company has approximately $113,197 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2007 to 2024. Changes in stock ownership can result in a limitation on the amount of net operating loss that is available as carryforwards. The Company determined it had undergone such an ownership change in 2004 in connection with its merger with ChipPAC. In 2005, the limitations in connection with the merger with ChipPAC related to the carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company were waived by the Singapore tax authorities, subject to fulfillment of certain continuing conditions. Consequently, approximately $21,685 of such tax loss and capital allowance carryforwards were recognized as deferred tax assets in 2005. As at December 31, 2006, the Company has approximately $2,960 of tax deductions in the United States as a result of the exercise of employee share options reflected in net operating loss carryforwards and valuation allowance, of which the tax benefit has not been realized.
As at December 31, 2006, the Company has approximately $7,969, $303,600, $49,834 and $134,493 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2007 through 2013.
The Company’s pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application for the revocation of the Company’s pioneer status granted from January 1, 1996 to December 31, 2003 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services” was approved by the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore. Accordingly, the Company recorded $5,039 of tax recoverable in 2004 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4,559 has been refunded in 2005. The remaining $480 has been refunded in 2006. The Company is in the process of working with the EDB for a new tax incentive for its Singapore operations.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
15.	Short-Term Borrowings
The short-term borrowings relate to the lines of credit with Shin Han Bank (formerly known as Cho Hung Bank), Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea, with credit limits of $25,000, $5,000 and $14,000, respectively, and short-term borrowings from Mega Bank of $544. These facilities bore average interest rates of 4.8% and 4.6% in 2005 and 2006, respectively. As of December 25, 2005 and December 31, 2006, $16,891 and $592 were borrowed against these facilities, and $27,109 and $43,952 of unutilized South Korean lines of credit were available, respectively. These South Korean lines of credit are subject to annual review by the lenders for the continued use of the facilities.
16.	Capital Leases
Future minimum lease payments under capital leases for equipment as of December 31, 2006 are as follows:

Payable in year
2007	$3,729
2008	—
2009	—
2010	—
Thereafter	—

Total minimum obligations	3,729
Less amounts representing interest at rates ranging from 4.4% to 4.7% per annum	(49)

Present value of minimum obligations and current installments of obligations under capital lease	$3,680

All leasing arrangements are for testers with 3-year terms. At the end of the lease term, the Company may choose to terminate, renew the lease or purchase the equipment at fair market value.
17.	Long-term Debts
Long-term debts consist of the following:

	December 25, 2005	December 31, 2006
1.75% convertible senior fixed-rate notes	$31,500	$31,500
0% convertible senior fixed-rate notes	115,000	115,000
2.5% convertible subordinated fixed-rate notes	150,000	150,000
8% convertible subordinated fixed-rate notes	50,000	—
6.75% senior fixed-rate notes	215,000	215,000
7.5% senior fixed-rate notes	150,000	150,000
U.S. dollars bank loan at floating rates	2,760	14,070
Taiwan dollar loans at floating rates	53,987	58,615
Taiwan dollar loans and commercial papers at fixed rates	10,866	2,859
Accrued yield-to-maturity interest on convertible notes	14,963	21,580

	794,076	758,624
Less current amounts	(18,651)	(61,101)

	$775,425	$697,523

In March, 2002, the Company issued $200,000 of senior, unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195,032. The convertible notes bear interest at the rate of 1.75% per annum payable semi-annually on March 18 and September 18 of each year and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company’s shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. In 2004, the

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Company repurchased $16,500 aggregate principal of these convertible notes for $18,150 and recorded a loss of $266. In 2005, the Company repurchased a further $26,080 aggregate principal amount of these convertible notes for $28,796 and recorded a loss of $390. Holders of these convertible notes had the right to require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% (to arrive at effective yield of 4.91%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield 4.91% per year to the redemption date. The Company received notices of demand for redemption of $125,920 aggregate principal amount of these convertible notes which the Company redeemed in March 2005 at a loss of $1,263. The Company financed the redemption from cash and short-term borrowings. In July 2005, the Company repurchased and cancelled $42,580 aggregate principal amount of these convertible notes. Following the redemption and cancellation, $31,500 aggregate principal amount of these convertible notes remained outstanding at December 31, 2006.
On November 7, 2003, the Company issued $115,000 of senior, unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, the Company will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% (to arrive at effective yield of 4.25%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date.
The conversion price of the 1.75% convertible senior notes and zero coupon convertible senior notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution of the Company’s ordinary shares, or subsidiaries’ issue of any securities or rights which are convertible into or exchangeable for the Company’s ordinary shares, to all or substantially all holders of the Company’s ordinary shares for below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to purchase or subscribe for the Company’s ordinary shares for below the reasonable range of fair market value; (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of assets or other securities, including rights to acquire those assets or other securities, for below the reasonable range of the assets or other securities’ fair market value; (5) on issue or distribution of “extraordinary dividends” (defined as a total dividend that is equal to or exceeds (i) 2% of the one year average closing price of the Company’s ordinary shares if the Company has never paid cash dividends, or (ii) the lower of (a) two times the largest aggregate cash dividends in any previous year, and (b) the largest aggregate cash dividends in any previous year plus 1% of the one year average closing price of the Company’s ordinary shares if the Company has paid cash dividends at least once); and (6) on spin-off of any of the Company’s subsidiaries or other business units.
The terms of the indentures governing the 1.75% convertible senior notes and zero coupon convertible senior notes provide that the ordinary shares deliverable upon conversion would not be registered under the Securities Act of 1933.
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

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
ChipPAC may redeem all or a portion of these convertible notes at any time on or after June 15, 2004 at the designated redemption price, expressed as a percentage of principal amount of the convertible notes, plus, in each case, accrued interest to the date of redemption:

Year	Percentage
2004	104.00%
2005	103.33%
2006	102.67%
2007	102.00%
2008	101.33%
2009	101.67%
2010 and thereafter	100.00%
Upon the occurrence of specified change in control events, each holder of these convertible notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest. In October 2006, the Company repurchased the outstanding $50,000 aggregate principal amount of these convertible notes for $50,500 and recorded a loss of $500. The repurchase was financed with current working capital, including the Company’s cash and cash equivalents.
The $150,000 2.5% convertible subordinated notes due 2008 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008 and bear interest rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $9.267 per ADS. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act of 1934 with an obligation of STATS ChipPAC to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130,500 aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004.
The conversion price of the 8.0% convertible subordinated notes and 2.5% convertible subordinated notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to subscribe for or purchase the Company’s ordinary shares, or securities convertible into the Company’s ordinary shares, at a price per share or a conversion price per share below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares any shares of capital stock of the Company, evidences of indebtedness or other non-cash assets (excluding (i) dividends, distributions and rights or warrants referred to above, and (ii) dividends or distributions paid in cash), or rights or warrants to subscribe for, or purchase any of the Company’s securities (excluding those rights or warrants referred to above); (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of all cash distributions in an aggregate amount that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds, in the case of the 2.5% convertible subordinated notes, 10% of the Company’s then market capitalization, and in the case of the 8.0% convertible subordinated notes, 12.5% of the Company’s then market capitalization; and (5) on purchase by the Company of the Company’s ordinary shares to the extent it involves aggregate consideration that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds, in the case of the 2.5% convertible subordinated notes, 10% of the Company’s then market capitalization, and in the case of the 8% convertible subordinated notes, 12.5% of the Company’s then market capitalization.
The terms of the indentures governing the 2.5% convertible subordinated notes and the 8.0% convertible subordinated notes permits only issuance of new shares. There is no net cash or net share settlement provisions. Also, pursuant to the registration rights agreement relating to the 2.5% convertible subordinated notes and the 8.0% convertible subordinated notes, shelf registration is required to be maintained for a period of two years. The shelf registration requirement of the 8.0% convertible subordinated notes had expired as of the date of the merger of the Company and ChipPAC, and the shelf registration requirement of the 2.5% convertible subordinated notes has been continued via a registration statement on Form F-3/S-3 filed on October 13, 2004 and which offering had been terminated on October 11, 2006.
The various provisions of the convertible notes were evaluated by the Company to determine whether any specific conversion features should be bifurcated from the debt host instrument and accounted for as separate derivatives. The Company concluded that conversion options, conversion price adjustments, option to settle for cash upon conversion, the Company’s call option and note holders’ put option embedded in the convertibles notes may be classified as equity and therefore do not need to be accounted for separately from the debt host instruments. The change in control put options are determined to be clearly and closely related to the debt host instrument and are not required to be accounted for separately. Further, the conversion prices were out-of-the-money at the commitment dates and did not result in bifurcation of beneficial conversion features.
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
On July 19, 2005, the Company issued $150,000 of senior unsecured notes due July 19, 2010 for net proceeds of $146,535. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to July 19, 2010, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any. In addition, prior to July 19, 2008, the Company may redeem up to 35% of these notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest. A portion of the net proceeds were used to repay the then outstanding $99,000 short-term debts with Overseas-Chinese Banking Corporation Limited and Bank of America N.A.
The Company has two U.S. dollars term loan facilities of $25,000 and $5,000 from Hana Bank in South Korea, of which $14,070 was outstanding as of December 31, 2006. As at December 31, 2006, the average interest rate on the loans was 7.1% per annum. The principal and interest on these loans are repayable over eight equal quarterly installments from November 2006 to June 2009.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Winstek has a NT$1.8 billion ($55,232) floating rate New Taiwan dollar term loan facility with a syndicate of lenders, with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. As of December 31, 2006, Winstek has drawn down NT$1.6 billion ($50,338) under the loan, which is repayable in eight equal installments commencing February 27, 2006 and ending on August 27, 2009. The interest rate on the loan was 3.5% per annum and interest on the loan is payable on a monthly basis. This loan is secured by a pledge of equipment with net book value of $50,163 as of December 31, 2006.
In August 2006, Winstek obtained another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($110,463) with a syndicate of lenders, with Taishin bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of December 31, 2006, Winstek has not utilized the term loan facility and there was no outstanding balance on this facility.
Additionally, Winstek has NT$1.4 billion ($43,449) of other bank and credit facilities from various banks and financial institutions, of which $18,394 borrowings was outstanding as of December 31, 2006. These credit facilities have varying interest rates ranging from 2.1% to 3.6% per annum and maturities ranging from 2007 through 2012. The $18,394 borrowings are secured by a pledge of equipment with net book value of $33,487 as of December 31, 2006.
Annual maturities of long-term debts as of December 31, 2006 are as follows:

Payable in year
2007	$61,101
2008	312,575
2009	18,050
2010	150,690
2011	215,690
Thereafter	518

$758,624

The STATS ChipPAC consolidated group, with the exception of Winstek, the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), and, in the case of the 7.5% Senior Notes due 2010, STATS ChipPAC Korea Ltd., fully and unconditionally guaranteed the obligations under the indentures of the 6.75% Senior Notes due 2011 or the 7.5% Senior Notes due 2010, on an unsecured senior basis. See Note 30, Condensed Consolidating Financial Information. The STATS ChipPAC consolidated group, with the exception of Winstek, are subjected to the covenant restrictions under the terms of the 6.75% Senior Notes due 2011 or the 7.5% Senior Notes due 2010, which, among other things, limit the incurrence of additional indebtedness, prepay subordinated debts, investments, dividends, transaction with affiliates, asset sales, sale and leaseback, liens and encumbrances, merger and consolidations and other customary restrictions. The 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010 are cross-defaulted to the Company’s other indebtedness.
18.	Unutilized Credit Facilities
The Company established a syndicated 3-year revolving line of credit of $125,000 in August 2006. The line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The new facility is irrevocable for the 3-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of December 31, 2006, the Company had not used this line of credit and there was no outstanding balance on this facility.
At December 31, 2006, the Company had other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $337,624 with financial institutions.
The notional letters of credit amounts outstanding at December 25, 2005 and December 31, 2006 were $8,951 and $122, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
19.	Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 25, 2005	December 31, 2006
Deferred tax liabilities	$46,654	$56,747
Accrued severance benefits	19,957	26,892
Others	—	1,168

	$66,611	$84,807

Changes in accrued severance benefits in 2004, 2005 and 2006 are as follows:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Beginning	$—	$16,587	$20,210
Increase due to acquisition	13,819	—	—
Provision for severance benefits	1,793	6,334	9,119
Severance payments	(704)	(3,138)	(4,172)
Foreign currency loss	1,679	427	1,997

Ending	$16,587	$20,210	$27,154
Payments on deposits with Korean National Pension Fund	(262)	(253)	(262)

Ending, net of payments on deposits	$16,325	$19,957	$26,892

20.	Share Capital and Additional Paid-in Capital
On August 5, 2004, the Company issued 861,907,530 new ordinary shares and assumed options to purchase 76,492,951 ordinary shares to effect the acquisition of ChipPAC.
As a result of the employees exercising their share options and purchase rights in 2004, 2005 and 2006, 5,802,800, 31,961,575 and 26,522,092 ordinary shares were issued, respectively.
Additional paid-in capital represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in payment of dividends, if such dividends are satisfied by the issue of shares to members of the Company, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The Company has not utilized any amounts in the share premium account for the above mentioned purposes. As of December 25 2005, the Company’s share premium account amounted to $1,414,721.
Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act of 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid up capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital as of January 30, 2006 and increased the share capital account on that date to $1,820,277.
21.	Share Repurchase
The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. In light of these amendments, at the annual general meeting in April 2006, the Company obtained shareholders’ approval for the repurchase of up to approximately 50

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting) and the amendment of its employee share plans to, among other things, allow the Company the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) to eligible plan participants. The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 31, 2006, the Company had not repurchased any shares.
22.	Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss are as follows:

	December 25, 2005	December 31, 2006
Currency translation loss	$(8,320)	$(7,353)
Unrealized gain on hedging instruments	775	676
Unrealized loss on available-for-sale marketable securities	(1,027)	(1,037)

	$(8,572)	$(7,714)

23.	Share Options and Incentive Plans
In April 2006, the Company’s shareholders authorized the Company to issue restricted share units of the Company in respect of ordinary shares of the Company and grant performance shares under the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively.
Under the RSP, the Company is permitted to grant Restricted Share Units (“RSUs”) to eligible participants. The RSP is intended to replace the STATS ChipPAC Ltd. Share Option Plan, as amended, by 2007. The RSUs are share awards that entitle the grantee to ordinary shares of the Company or their equivalent cash value or combinations thereof as the award vests in accordance with a schedule determined by the Board of Directors or committee thereof. The unvested portions of the RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSU has no rights as a shareholder with respect to any ordinary shares covered by the RSP until such ordinary shares have been issued or transferred pursuant to the terms of the RSP. The PSP is intended to supplement the Company’s long term compensation strategy of senior level employees, under which the number of ordinary shares or their equivalent cash value or combinations thereof ultimately received by the employee depends on the Company’s performance against specified targets over a period of time to be determined by the Board of Directors or committee thereof. The ordinary shares covered by a grant under the PSP shall vest in accordance with a schedule determined by the Board of Directors or committee thereof. A grantee of any ordinary shares under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the PSP. The number of ordinary shares that may be issued under the STATS ChipPAC RSP and the STATS ChipPAC PSP may not exceed, in the aggregate, 50 million and 15 million ordinary shares of the Company, respectively. As of December 31, 2006, no grant of share awards under the RSP and PSP had been made.
In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the STATS ChipPAC Ltd. Share Option Plan, as amended, (“STATS ChipPAC Option Plan”) to not exceed 198 million ordinary shares (subject to adjustment under the plan), including the 80 million ordinary shares subject to the STATS ChipPAC Ltd. Substitute Purchase and Option Plan (“Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (“Substitute EIP”). The purpose of the STATS ChipPAC Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in the Company through the grant of options to purchase ordinary shares. Options granted under the STATS ChipPAC Option Plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. The options typically vest over a four-year period. Option periods may not exceed 10 years from the date of grant.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The plan is administered by a committee appointed by the directors. Employees, outside directors and consultants are eligible for the grant of options except for (i) employees of affiliates, outside directors and consultants, who are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options. The exercise price of an incentive stock option is the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.
In August 2004, the Company adopted the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the benefit of its employees. Under the ESPP, substantially all employees could purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85% of the lower of the fair market value at the beginning or the end of the specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ended on February 14, 2005. Share purchases are limited to 15% of an employee’s eligible compensation.
In April 2006, changes to the terms of the ESPP were approved by the shareholders. The Company eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined on the lower of the fair market value at the beginning or the end of the specified purchase period, and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase, or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, the Company may match up to 20% of the contributions of the ESPP participants by transferring or issuing newly issued shares, existing shares (including treasury shares), shares acquired on the open market or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code. The maximum aggregate of ordinary shares that may be issued under the ESPP has been revised from 130 million ordinary shares in 2005 to not exceed 92 million ordinary shares of the Company in 2006.
Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB 25 and its related interpretations, and includes pro forma information in accordance with SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In the Company’s pro forma information, the Company accounted for forfeitures as they occurred.
Effective December 26, 2005, the Company adopted the fair value recognition provisions of SFAS 123(R). The Company has elected to adopt the modified-prospective transition method permitted by SFAS 123(R) and accordingly prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The modified-prospective transition method requires that share-based compensation expense be recorded for (a) any share-based payments granted through, but not yet vested as of December 25, 2005 based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any share-based payments granted subsequent to December 25, 2005, based on the grant-date fair value estimated, and adjusted for estimated forfeitures. For share option awards, the Company continued to recognize compensation expense on a graded vesting basis over the requisite service period of the award. The impact of recording share-based compensation expense related to share options and employee share purchase rights as a result of the adoption of SFAS 123(R) was as follows:

Year Ended
December 31,
2006
Cost of revenues	$5,965
Selling, general and administrative	6,143
Research and development	1,580

$13,688

As a result of adopting SFAS 123(R), the Company’s net income for the year ended December 31, 2006 was $13,307 lower than if it had continued to account for share-based compensation under APB 25.
If the Company had not adopted SFAS 123(R), basic and diluted earnings per share for the year ended December 31, 2006 would have been $0.05 and $0.04, respectively, compared to reported basic and diluted

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
earnings per share of $0.04 and $0.04, respectively. This is equivalent to basic and diluted earnings per ADS of $0.45 and $0.43, respectively, for the year ended December 31, 2006, respectively, compared to reported basic and diluted earnings per ADS of $0.39 and $0.37, respectively.
The following table illustrates the pro forma amounts if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation in 2004 and 2005:

	Year Ended
	December 31, 2004	December 25, 2005
Net loss as reported	$(467,723)	$(26,311)
Add: Total share-based employee compensation expenses included in reported net loss, net of related tax effects	658	743
Deduct: Total share-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(18,492)	(19,612)

Pro forma net loss	$(485,557)	$(45,180)

Basic and diluted net loss per share:
As reported	$(0.33)	$(0.01)
Pro forma	$(0.34)	$(0.02)
Basic and diluted net loss per ADS:
As reported	$(3.27)	$(0.13)
Pro forma	$(3.40)	$(0.23)
The Company estimates the grant-date fair value of employee share purchase rights granted prior to August 16, 2006, and share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurates with the estimated expected term of the Company’s employee share purchase rights or share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
The terms of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the purchase period which commenced on August 16, 2006 and ends on February 14, 2007 were based on the changes approved by the shareholders in April 2006. For these employee share purchase rights, the total number of shares to be purchased under the plan and the Company matching of up to 20% of the contribution of the ESPP participants, by transferring or issuing shares or providing cash contribution for the purchase of shares, can vary as the purchase price per share is determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights is determined at the end of the purchase period, on which the number of shares an employee is entitled and the purchase price are determinable. The Company calculates estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares and the level of contribution, as determined in accordance with the terms of the ESPP.
The fair value of share options granted in 2004, 2005 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Expected term	5 — 10 years	5 — 9 years	3 — 7 years
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	0.8% — 4.3%	2.6% — 3.3%	3.0% — 3.4%
Weighted average volatility	61.0%	55.9%	39.1%
SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the year ended December 31, 2006, the windfall tax benefit realized from exercised employee share options was insignificant.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following table summarizes share option activity in 2004, 2005 and 2006:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at January 1, 2004	61,022	$1.58
Assumed through ChipPAC acquisition	76,493	0.55
Granted	11,523	0.87
Lapsed and forfeited	(11,239)	1.16
Exercised	(5,802)	0.33

Options outstanding at December 31, 2004	131,997	1.01
Granted	27,299	0.59
Lapsed and forfeited	(16,972)	1.03
Exercised	(18,149)	0.35

Options outstanding at December 25, 2005	124,175	1.01
Granted	16,498	0.68
Lapsed and forfeited	(17,596)	1.11
Exercised	(6,277)	0.41

Options outstanding at December 31, 2006	116,800	$0.99	$11,670

Exercisable at December 31, 2004	66,097	$1.13

Exercisable at December 25, 2005	62,785	$1.30

Exercisable at December 31, 2006	70,732	$1.19	$6,136

The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their share options. During the year ended December 31, 2006, the total amount of cash received from the exercise of share options was $2,575.
The following table summarizes information about share options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
Range of Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	12/31/2006	Life	Price	12/31/2006	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	89	2.8 years	$0.15	89	2.8 years	$0.15
$0.21 to $0.29	8,751	5.6 years	$0.27	6,299	5.4 years	$0.26
$0.33 to $0.47	3,740	4.3 years	$0.43	3,709	4.3 years	$0.43
$0.53 to $0.89	66,764	6.9 years	$0.69	26,547	6.1 years	$0.74
$0.91 to $1.09	1,606	4.9 years	$0.96	1,189	4.1 years	$0.97
$1.16 to $1.66	28,321	5.1 years	$1.37	25,370	4.9 years	$1.39
$2.01 to $2.61	2,692	2.9 years	$2.05	2,692	2.9 years	$2.05
$3.99	4,837	3.3 years	$3.99	4,837	3.3 years	$3.99

	116,800	6.0 years		70,732	5.2 years

The fair value of employee share purchase rights granted prior to August 16, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
	December 25, 2005	December 31, 2006
Expected term	0.5 years	0.5 years
Dividend yield	0.0%	0.0%
Risk free interest rate	1.3 — 1.9%	2.7%
Weighted average volatility	39.4%	35.4%
As of December 31, 2006, there was $8,420 of unrecognized share-based compensation expenses related to approximately 46.1 million of unvested share option awards net of $716 of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 1.6 years.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Total grant-date fair value of share options that vested during the year ended December 31, 2006 was $15,306, respectively. Total intrinsic value of share options exercised during the year ended December 31, 2006 was $1,912. For the year ended December 31, 2006, the value of the 20,245,050 shares issued for ESPP purchases was $10,679 and the employees contributed $10,139 to the ESPP.
24.	Commitments and Contingencies
     (a) Commitments
As of December 25, 2005 and December 31, 2006, unconditional purchase obligations consist of the following:

	December 25,	December 31,
	2005	2006
Capital commitments
Building, mechanical and electrical installation	$3,204	$4,039
Plant and equipment	144,169	20,893

Other commitments
Inventories	$121,822	$80,049

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.
The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $7,363 per annum for 2007 through 2011. Following the acquisition of ChipPAC, the Company assumed the obligation to pay until September 30, 2007 additional contingent incentive payments to Cirrus Logic, Inc. of up to approximately $750 subject to achievement of certain milestones.
The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense in 2004, 2005 and 2006 was $4,781, $8,499 and $11,084, respectively.
The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2009. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases for in 2004, 2005 and 2006 were $39,543, $30,514 and $21,749, respectively.
Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 were:

Payable in year
2007	$29,945
2008	28,473
2009	13,753
2010	8,534
2011	8,027
Thereafter	43,261

$131,993

     (b) Contingent Liabilities
The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liabilities associated with these claims and litigations when they are probable and reasonably estimable.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunctions and could have a material adverse effect on the business, financial condition and results of operations of the Company.
In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17,233 as of December 31, 2006) was made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding tax on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,871 as of December 31, 2006) was made on January 9, 2004 for interest expense from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. The MAP will terminate on July 3, 2007 if not extended by the NTS. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 31, 2006 is estimated to be 36.5 billion South Korean Won (approximately $39,235 as of December 31, 2006). As of December 31, 2006, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
25.	Restructuring Charges
In the first quarter of 2005 and third quarter of 2006, certain restructuring plans were executed to realign the Company’s organization and reduce operating costs to better align the Company’s expenses with revenues, which resulted in a total reduction in workforce of 88 and 556 employees, respectively, related to the restructuring. Severance and related charges of $830 and $1,938 were incurred and expensed in the first quarter of 2005 and third quarter of 2006, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
26.	Other Non-Operating Income (Expense)

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Gain (loss) on sale and maturity of marketable securities	$(537)	$—	$5
Loss from repurchase and redemption of senior and convertible notes	(797)	(1,653)	(500)
Other income, net	398	577	603

	$(936)	$(1,076)	$108

27.	Fair Value of Financial Instruments

	December 25, 2005		December 31, 2006
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$224,720	$224,720	$171,457	$171,457
Marketable securities	35,451	35,451	60,484	60,484
Restricted cash	2,608	2,608	981	981
Financial Liabilities:
Short-term borrowings	16,891	16,891	592	592
Long-term debts, excluding senior and convertible notes	67,613	67,476	75,544	75,414
Senior and convertible notes	$726,463	$708,110	$683,080	$690,217
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
Restricted cash
The fair value is based on current interest rates available to the Company for time deposits and government bonds of similar terms and remaining maturities.
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
28.	Business Segment, Geographic and Major Customer Data
Operating segments, as defined under SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”) are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has identified its individual geographic operating locations as its operating segments. All material geographical operating locations qualify for aggregation under SFAS 131 due to similarities in economic characteristics, nature of services, market base and production process. Accordingly, the operating segments have been aggregated into one reportable segment.
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
United States
— packaging — array	253,595	444,066	648,258
— packaging — leaded	145,511	230,462	265,012
— test and other services	195,082	210,511	269,939

	594,188	885,039	1,183,209

Asia
— packaging — array	49,506	129,082	231,946
— packaging — leaded	9,415	17,227	21,861
— test and other services	80,905	98,736	132,720

	139,826	245,045	386,527

Europe
— packaging — array	9,264	7,672	17,585
— packaging — leaded	6,172	6,750	9,610
— test and other services	19,671	12,747	20,002

	35,107	27,169	47,197

Total
— packaging — array	312,365	580,820	897,789
— packaging — leaded	161,098	254,439	296,483
— test and other services	295,658	321,994	422,661

	$769,121	$1,157,253	$1,616,933

Long-lived assets by geographical area were:

	Year Ended
	December 25,	December 31,
	2005	2006
Singapore	$350,960	$332,784
United States	25,574	24,310
Rest of Asia	730,497	835,736

Total	$1,107,031	$1,192,830

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Net assets by geographical area were:

	Year Ended
	December 25,	December 31,
	2005	2006
Singapore	$531,141	$411,340
United States	6,843	96,162
Rest of Asia	603,668	738,648

Total	$1,141,652	$1,246,150

Revenues from major customers, as a percentage of net revenues, were as follows:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006

Customer A	20.6%	11.6%	10.7%
Customer B	11.1	10.4	10.1
Customer C	8.5	10.1	8.7
Others	59.8	67.9	70.5

	100.0%	100.0%	100.0%

29.	Recent Event
On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek Holdings, announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and ADSs in the Company that STSPL does not already own (the “Offer”). As of January 31, 2007, STSPL owned approximately 36% of the Company’s outstanding ordinary shares. The information in the following paragraph is based on STSPL’s Offer announcement.
The offer price will be S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer will be conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of the Company’s outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the Company’s outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher purchase price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer would also include an offer by STSPL for the Company’s outstanding $115,000 senior, unsecured and unsubordinated convertible notes due 2008 and the $150,000 2.5% convertible subordinated notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.
Consummation of the Offer is subject to conditions described above and other customary conditions. The Company expects in due course to make further announcements on important information about the Offer, the Company’s board of director’s recommendations, the advice of independent financial adviser and other related matters.
30.	Condensed Consolidating Financial Information
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
In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s wholly owned subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
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

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$462,697	$9,703	$148,382	$259,785	$83,382	$(194,828)	$769,121
Cost of revenues	(390,673)	(203)	(130,630)	(243,295)	(73,690)	194,951	(643,540)

Gross profit	72,024	9,500	17,752	16,490	9,692	123	125,581

Operating expenses:
Selling, general and administrative	42,259	7,803	3,271	25,895	5,229	44	84,501
Research and development	10,811	1,047	2,933	1,952	894	—	17,637
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000

Total operating expenses	53,070	8,850	277,938	116,982	98,254	44	555,138

Operating income (loss)	18,954	650	(260,186)	(100,492)	(88,562)	79	(429,557)

Other income (expense), net:
Interest income	7,774	9	59	3,596	123	(7,131)	4,430
Interest expense	(19,173)	(2,875)	(1,399)	(10,944)	(1,556)	7,131	(28,816)
Foreign currency exchange gain (loss)	(206)	—	(1,915)	881	118	—	(1,122)
Equity loss from investment in subsidiaries	(472,535)	(67,882)	—	(87,677)	—	628,094	—
Other non-operating income (expense), net	(675)	12	11	(542)	258	—	(936)

Total other income (expense), net	(484,815)	(70,736)	(3,244)	(94,686)	(1,057)	628,094	(26,444)

Loss before income taxes	(465,861)	(70,086)	(263,430)	(195,178)	(89,619)	628,173	(456,001)
Income tax benefit (expense)	(1,862)	(14)	(6,500)	(515)	997	—	(7,894)

Loss before minority interest	(467,723)	(70,100)	(269,930)	(195,693)	(88,622)	628,173	(463,895)
Minority interest	—	—	—	—	—	(3,828)	(3,828)

Net loss	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2004

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income loss	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	104,141	628	17,008	37,312	29,638	(44)	188,683
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000
Amortization of leasing prepayments	25,718	—	—	—	—	—	25,718
Debt issuance cost amortization	1,741	—	—	—	172	—	1,913
Loss (gain) on sale of property, plant and equipment	(631)	—	—	5	(30)	—	(656)
Accretion of discount on convertible notes	11,923	—	—	(486)	—	—	11,437
Loss from repurchase and redemption of senior and convertible notes	266	—	—	531	—	—	797
Foreign currency exchange gain	(516)	—	—	—	(314)	—	(830)
Share-based compensation expense	582	—	—	—	76	—	658
Deferred income taxes	9,145	—	6,204	461	(805)	—	15,005
Minority interest in income of subsidiary	—	—	—	—	—	3,828	3,828
Equity loss from investment in subsidiaries	472,535	67,882	—	87,677	—	(628,094)	—
Gain on sale and maturity of marketable securities	503	—	—	—	34	—	537
Others	580	127	—	(193)	(108)	(35)	371
Changes in operating working capital:
Accounts receivable	3,670	—	—	8,789	(4,310)	—	8,149
Amounts due from affiliates	(242,237)	26,486	(1,171)	6,976	15,986	198,387	4,427
Inventories	(77)	—	(632)	(314)	(148)	—	(1,171)
Other receivables, prepaid expenses and other assets	(64,078)	(1,442)	(2,459)	2,683	875	—	(64,421)
Accounts payable, accrued operating expenses and other payables	(2,709)	(23,934)	3,506	(14,644)	(3,625)	—	(41,406)
Amounts due to affiliates	(2,918)	(85)	94	191,182	8,415	(198,387)	(1,699)

Net cash provided by (used in) operating activities	(150,085)	(438)	24,354	213,421	49,365	—	136,617

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$101,323	$—	$—	$—	$29,174	$—	$130,497
Proceeds from maturity of marketable securities	46,687	—	—	—	—	—	46,687
Purchases of marketable securities	(137,124)	—	—	222	(24,041)	—	(160,943)
Acquisition of intangible assets	—	(399)	(45)	(510)	(474)	—	(1,428)
Acquisition of subsidiary, net of cash acquired	(9,369)	—	—	—	—	16,577	7,208
Cash injection in subsidiary	(4,680)	—	—	—	—	4,680	—
Purchases of property, plant and equipment	(172,320)	(1,090)	(35,893)	(24,434)	(81,225)	27,388	(287,574)
Others, net	20,926	33	133	3,011	4,014	(27,388)	729

Net cash used in investing activities	(154,557)	(1,456)	(35,805)	(21,711)	(72,552)	21,257	(264,824)

Cash Flows From Financing Activities
Repayment of short-term debts	$(50,000)	$—	$—	$—	$(22,006)	$—	$(72,006)
Repayment of long-term debts	—	—	—	—	(8,982)	—	(8,982)
Proceeds from issuance of shares, net of expenses	1,968	—	—	—	4,680	(4,680)	1,968
Proceeds from issuance of senior notes, net of expenses	210,458	—	—	—	—	—	210,458
Repurchase and redemption of senior and convertible notes	(18,083)	—	—	(175,564)	—	—	(193,647)
Proceeds from bank borrowings	50,000	—	8,016	—	49,604	—	107,620
Decrease in restricted cash	—	—	—	—	2,927	—	2,927
Capital lease payments	(2,042)	—	(1,727)	(2,663)	(778)	—	(7,210)

Net cash provided by (used in) financing activities	192,301	—	6,289	(178,227)	25,445	(4,680)	41,128

Net increase (decrease) in cash and cash equivalents	(112,341)	(1,894)	(5,162)	13,483	2,258	16,577	(87,079)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	1,425	—	1,425
Cash and cash equivalents at beginning of the year	297,165	2,427	7,138	5,519	17,491	(16,577)	313,163

Cash and cash equivalents at end of the year	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 25, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720
Short-term marketable securities	—	—	—	—	17,648	—	17,648
Accounts receivable, net	90,825	—	—	130,129	20,036	—	240,990
Amounts due from affiliates	360,343	202,224	8,575	96,148	13,612	(674,092)	6,810
Other receivables	3,936	245	6,047	204	904	—	11,336
Inventories	25,365	—	32,024	4,621	17,473	—	79,483
Short-term restricted cash	—	—	—	—	376	—	376
Prepaid expenses and other current assets	15,096	1,357	3,468	1,216	5,214	—	26,351

Total current assets	640,406	204,461	82,405	242,183	112,351	(674,092)	607,714
Long-term marketable securities	17,803	—	—	—	—	—	17,803
Property, plant and equipment, net	350,960	4,800	261,650	218,202	271,504	(85)	1,107,031
Investment in subsidiaries	738,852	12,186	—	—	—	(751,038)	—
Intangible assets	1,998	2,281	1,615	63,990	2,896	—	72,780
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Long-term restricted cash	—	—	745	—	1,487	—	2,232
Prepaid expenses and other non-current assets	28,850	369	28,186	202	5,590	—	63,197

Total assets	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$23,665	$477	$63,150	$11,302	$37,464	$—	$136,058
Payables related to property, plant and equipment purchases	22,404	—	23,980	12,694	20,347	—	79,425
Accrued operating expenses	56,620	10,377	10,317	9,334	10,284	—	96,932
Income taxes payable	—	68	1,555	612	—	—	2,235
Short-term borrowings	—	—	16,891	—	—	—	16,891
Amounts due to affiliates	8,065	1,882	89,351	542,979	31,877	(674,092)	62
Current obligations under capital leases	—	—	7,091	—	—	—	7,091
Current installments of long-term debts	—	—	—	—	18,651	—	18,651

Total current liabilities	110,754	12,804	212,335	576,921	118,623	(674,092)	357,345
Obligations under capital leases, excluding current installments	—	—	3,680	—	—	—	3,680
Long-term debts, excluding current installments	526,463	200,000	2,760	—	46,202	—	775,425
Other non-current liabilities	—	—	50,112	11,763	4,736	—	66,611

Total liabilities	637,217	212,804	268,887	588,684	169,561	(674,092)	1,203,061

Minority interest	—	—	—	—	—	48,669	48,669
Total shareholders’ equity	1,141,652	11,293	418,051	38,278	329,961	(797,583)	1,141,652

Total liabilities and shareholders’ equity.	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 25, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$435,630	$40,268	$387,830	$684,290	$163,870	$(554,635)	$1,157,253
Cost of revenues	(363,092)	(384)	(347,964)	(612,676)	(142,909)	499,002	(968,023)

Gross profit	72,538	39,884	39,866	71,614	20,961	(55,633)	189,230

Operating expenses:
Selling, general and administrative	44,488	24,862	9,007	94,754	9,635	(46,995)	135,751
Research and development	10,779	5,556	6,986	10,015	1,452	(8,717)	26,071
Restructuring charges	734	—	—	96	—	—	830
Total operating expenses	56,001	30,418	15,993	104,865	11,087	(55,712)	162,652

Operating income (loss)	16,537	9,466	23,873	(33,251)	9,874	79	26,578

Other income (expense), net: Interest income	24,292	17	226	2,531	229	(20,881)	6,414
Interest expense	(31,358)	(8,240)	(3,372)	(18,827)	(1,713)	20,881	(42,629)
Foreign currency exchange gain (loss)	(1,125)	(3)	(535)	1,529	665	—	531
Equity gain (loss) from investment in subsidiaries	(32,320)	414	—	—	—	31,906	—
Other non-operating income (expense), net	(1,648)	(91)	(19)	93	589	—	(1,076)

Total other income (expense), net	(42,159)	(7,903)	(3,700)	(14,674)	(230)	31,906	(36,760)

Income (loss) before income taxes	(25,622)	1,563	20,173	(47,925)	9,644	31,985	(10,182)
Income tax benefit (expense)	(689)	(56)	(7,767)	(1,909)	732	—	(9,689)

Income (loss) before minority interest	(26,311)	1,507	12,406	(49,834)	10,376	31,985	(19,871)
Minority interest	—	—	—	—	—	(6,440)	(6,440)

Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 25, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	81,823	2,073	41,982	86,275	42,064	(79)	254,138
Amortization of leasing prepayments	25,790	—	—	—	—	—	25,790
Debt issuance cost amortization	1,848	113	—	—	—	—	1,961
Loss (gain) on sale of property, plant and equipment	445	—	220	(62)	926	—	1,529
Accretion of discount on convertible notes	7,414	—	—	—	—	—	7,414
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange loss (gain)	48	—	—	168	(350)	—	(134)
Share-based compensation expense	703	—	—	—	40	—	743
Deferred income taxes	617	—	7,767	1,574	(607)	—	9,351
Minority interest in income of subsidiary	—	—	—	—	—	6,440	6,440
Equity loss (gain) from investment in subsidiaries	32,320	(414)	—	—	—	(31,906)	—
Others	(5)	134	344	311	(249)	—	535
Changes in operating working capital:
Accounts receivable	(23,950)	—	—	(59,685)	(7,705)	—	(91,340)
Amounts due from affiliates	(109,865)	(4,564)	4,426	(16,358)	(9,893)	132,067	(4,187)
Inventories	(5,449)	—	(8,156)	(49)	(11,139)	—	(24,793)
Other receivables, prepaid expenses and other assets	7,357	315	(1,667)	(153)	(2,336)	—	3,516
Accounts payable, accrued operating expenses and other payables	35,737	89	30,918	12,200	25,555	—	104,499
Amounts due to affiliates	3,124	1,709	39,146	89,352	(1,339)	(132,067)	(75)

Net cash provided by operating activities	33,299	962	127,386	63,739	45,343	—	270,729

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$15,726	$—	$15,726
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(32,017)	—	(32,017)
Cash injection in subsidiary	(25,587)	—	—	(25,500)	—	51,087	—
Acquisition of intangible assets	(787)	(698)	(812)	(837)	(1,719)	—	(4,853)
Purchases of property, plant and equipment	(53,718)	(187)	(94,163)	(78,419)	(61,648)	42,360	(245,775)
Others, net	18,726	10	4,927	9,629	12,207	(42,360)	3,139

Net cash used in investing activities	(61,366)	(875)	(90,048)	(94,340)	(67,451)	51,087	(262,993)

Cash Flows From Financing Activities
Repayment of short-term debts	$(100,464)	$—	$(35,779)	$—	$(7,033)	$—	$(143,276)
Repayment of long-term debts	—	—	(7,101)	—	(30,569)	—	(37,670)
Proceeds from issuance of shares, net of expenses	13,521	—	—	21,479	33,231	(54,710)	13,521
Proceeds from issuance of convertible notes, net of expenses	146,535	—	—	—	—	—	146,535
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	42,657	—	44,964	—	188,085
Increase in restricted cash	—	—	(18)	—	(1,469)	—	(1,487)
Grants received	246	—	—	—	—	—	246
Capital lease payments	(4,955)	—	(6,782)	—	—	—	(11,737)
Contribution by minority interest in subsidiary, net	—	—	—	—	—	3,623	3,623

Net cash provided by (used in) financing activities	(11,916)	—	(7,023)	21,479	39,124	(51,087)	(9,423)

Net increase (decrease) in cash and cash equivalents	(39,983)	87	30,315	(9,122)	17,016	—	(1,687)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(1,102)	—	(1,102)
Cash and cash equivalents at beginning of the year	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the year	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2006

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457
Short-term marketable securities	2,619	—	—	—	42,507	—	45,126
Accounts receivable, net	75,655	—	—	153,427	14,697	—	243,779
Amounts due from affiliates	480,580	152,734	14,973	93,602	25,833	(765,216)	2,506
Other receivables	2,249	219	3,092	672	743	—	6,975
Inventories	36,996	—	41,871	6,514	26,233	—	111,614
Prepaid expenses and other current assets	6,805	1,158	6,600	1,473	2,328	—	18,364

Total current assets	673,961	154,288	89,039	311,296	136,453	(765,216)	599,821
Long-term marketable securities	15,358	—	—	—	—	—	15,358
Property, plant and equipment, net	332,786	4,261	285,582	237,688	332,523	(10)	1,192,830
Investment in equity investee	10,292	—	—	—	—	—	10,292
Investment in subsidiaries	830,366	14,706	—	86,433	—	(931,505)	—
Intangible assets	3,630	2,039	1,997	31,716	2,464	—	41,846
Goodwill	—	—	304,557	102,129	104,617	2,209	513,512
Long-term restricted cash	—	—	629	—	352	—	981
Prepaid expenses and other non-current assets	22,256	258	25,956	319	34,851	—	83,640

Total assets	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$38,967	$20	$62,945	$10,537	$55,253	$—	$167,722
Payables related to property, plant and equipment purchases	8,048	—	12,340	8,176	5,713	—	34,277
Accrued operating expenses	44,287	9,347	13,210	9,171	21,612	—	97,627
Income taxes payable	—	187	1,663	3,326	1,634	—	6,810
Short-term borrowings	—	—	48	—	544	—	592
Amounts due to affiliates	18,117	1,252	75,398	633,912	36,582	(765,216)	45
Current obligations under capital leases		—	3,680	—	—	—	3,680
Current installments of long-term debts	36,800	—	5,070	—	19,231	—	61,101

Total current liabilities	146,219	10,806	174,354	665,122	140,569	(765,216)	371,854
Long-term debts, excluding current installments installments	496,280	150,000	9,000	—	42,243	—	697,523
Other non-current liabilities	—	—	68,518	9,694	6,595	—	84,807

Total liabilities	642,499	160,806	251,872	674,816	189,407	(765,216)	1,154,184

Minority interest	—	—	—	—	—	57,946	57,946
Total shareholders’ equity	1,246,150	14,746	455,888	94,765	421,853	(987,252)	1,246,150

Total liabilities and shareholders’ equity	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$501,660	$39,870	$573,502	$1,070,609	$289,434	$(858,142)	$1,616,933
Cost of revenues	(400,330)	(75)	(490,533)	(950,922)	(240,838)	791,925	(1,290,773)

Gross profit	101,330	39,795	82,969	119,687	48,596	(66,217)	326,160

Operating expenses:
Selling, general and administrative	57,018	26,970	12,453	86,268	12,030	(55,273)	139,466
Research and development	10,253	5,781	10,408	13,692	1,334	(11,022)	30,446
Restructuring charges	1,938	—	—	—	—	—	1,938

Total operating expenses	69,209	32,751	22,861	99,960	13,364	(66,295)	171,850

Operating income (loss)	32,121	7,044	60,108	19,727	35,232	78	154,310

Other income (expense), net: Interest income	3,468	27	389	2,776	811	(2,070)	5,401
Interest expense	(35,198)	(7,145)	(3,507)	—	(2,036)	2,070	(45,816)
Foreign currency exchange gain (loss)	89	(1)	(2,874)	2,304	(1,142)	46	(1,578)
Equity gain from investment in equity investee	152	—	—	—	—	—	152
Equity gain from investment in subsidiaries	74,478	2,520	—	12,741	—	(89,739)	—
Dividend income from subsidiary	2,903	—	—	—	—	(2,903)	—
Other non-operating income (expense), net.	195	(600)	(2)	219	296	—	108

Total other income (expense), net	46,087	(5,199)	(5,994)	18,040	(2,071)	(92,596)	(41,733)

Income before income taxes	78,208	1,845	54,114	37,767	33,161	(92,518)	112,577
Income tax expense	(1,400)	(1,451)	(19,624)	(1,840)	(1,444)	—	(25,759)

Income before minority interest	76,808	394	34,490	35,927	31,717	(92,518)	86,818
Minority interest	—	—	—	—	—	(10,010)	(10,010)

Net income	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006

			STATS		Non-
			ChipPAC	Guarantor	Guarantor
	STATS ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	86,748	1,698	53,207	75,173	49,570	(79)	266,317
Amortization of leasing prepayments	7,386	—	—	—	—	—	7,386
Debt issuance cost amortization	2,262	109	—	—	—	—	2,371
Loss (gain) on sale of property, plant and equipment	852	—	(16)	(58)	473	—	1,251
Accretion of discount on convertible notes	6,618	—	—	—	—	—	6,618
Loss on redemption of convertible notes	—	500	—	—	—	—	500
Foreign currency exchange loss (gain)	(220)	—	—	—	1,024	(46)	758
Share-based compensation	4,150	1,762	5,244	1,429	1,103	—	13,688
Deferred income taxes	1,400	1,300	19,515	(2,069)	(293)	—	19,853
Minority interest in income of subsidiary	—	—	—	—	—	10,010	10,010
Equity (income) loss from investment in subsidiaries	(74,479)	(2,520)	—	(12,741)	—	89,740	—
Equity (income) loss from investment in equity investee	(152)	—	—	—	—	—	(152)
Gain on sale of marketable securities	—	—	—	—	(5)	—	(5)
Others	487	1	175	136	210	—	1,009
Changes in operating working capital:
Accounts receivable	15,170	—	—	(23,298)	5,339	—	(2,789)
Amounts due from affiliates	(120,238)	49,490	(6,398)	2,547	(12,221)	91,124	4,304
Inventories	(11,631)	—	(9,984)	(1,893)	(8,760)	—	(32,268)
Other receivables, prepaid expenses and other assets	6,358	220	(451)	(518)	1,746	—	7,355
Accounts payable, accrued operating expenses and other payables	2,973	(1,366)	10,070	1,781	31,316	—	44,774
Amounts due to affiliates	10,052	(630)	(13,953)	90,932	4,706	(91,124)	(17)

Net cash provided by operating activities	14,544	50,958	91,899	167,348	105,925	(2,903)	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$35,391	$—	$35,391
Proceeds from maturity of marketable securities	—	—	—	—	20,841	—	20,841
Purchases of marketable securities	—	—	—	—	(80,866)	—	(80,866)
Cash injection in subsidiaries	(7,517)	—	—	(54,500)	—	62,017	—
Investment in equity investee	(10,154)	—	—	—	—	—	(10,154)
Acquisition of intangible assets	(1,835)	(698)	(1,151)	(2,314)	(421)	—	(6,419)
Purchases of property, plant and equipment	(96,176)	(219)	(94,167)	(71,989)	(157,913)	26,821	(393,643)
Others, net	12,100	1	6,139	7,198	10,450	(26,821)	9,067

Net cash used in investing activities	(103,582)	(916)	(89,179)	(121,605)	(172,518)	62,017	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(21,496)	$—	$(20,794)	$—	$(42,290)
Repayment of long-term debts	—	—	(690)	—	(26,937)	—	(27,627)
Proceeds from issuance of shares, net of expenses	13,254	—	—	—	62,017	(62,017)	13,254
Repurchase and redemption of senior and convertible notes	—	(50,500)	—	—	—	—	(50,500)
Proceeds from bank borrowings	—	—	16,653	—	43,655	—	60,308
Decrease in restricted cash	—	—	116	—	1,511	—	1,627
Capital lease payments	—	—	(7,091)	—	—	—	(7,091)
Distribution to minority interest in subsidiary	—	—	—	—	(5,445)	2,903	(2,542)

Net cash provided by (used in) financing activities	13,254	(50,500)	(12,508)	—	54,007	(59,114)	(54,861)

Net increase (decrease) in cash and cash equivalents	(75,784)	(458)	(9,788)	45,743	(12,586)	—	(52,873)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(390)	—	(390)
Cash and cash equivalents at beginning of the year	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the year	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457