Form 20-F
period 2007-12-30
STATS CHIPPAC LTD.
filed 2008-03-07
CIK 1101873

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 000-29103

STATS ChipPAC Ltd.
(Exact Name of Registrant as specified in its charter)

10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Republic of Singapore	Singapore 569059
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None	None
(Title of Class)	(Name of Exchange on which registered)

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
2,047,333,663 Ordinary Shares of Registrant.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐     No ☑

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
Large accelerated filer ☐     Accelerated filer ☑     Non-accelerated filer ☐

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
Yes ☐     No ☐

		PAGE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
ITEM 4.	INFORMATION ON OUR COMPANY	26
ITEM 4A.	UNRESOLVED STAFF COMMENTS	50
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	50
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	71
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	85
ITEM 8.	FINANCIAL INFORMATION	88
ITEM 9.	THE OFFER AND LISTING	89
ITEM 10.	ADDITIONAL INFORMATION	90
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	106
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	107
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	107
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	107
ITEM 15.	CONTROLS AND PROCEDURES	107
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	109
ITEM 16B.	CODE OF ETHICS	109
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	109
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	110
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	110
ITEM 17.	FINANCIAL STATEMENTS	110
ITEM 18.	FINANCIAL STATEMENTS	110
ITEM 19.	EXHIBITS	111
SIGNATURES		116
INDEX TO FINANCIAL STATEMENTS		F-1
EX-4.6 Second Amendment to Immunity Agreement dated September 19, 2006 amending the Immunity Agreement dated October 18, 1996, as amended April 22, 2003
EX-4.24 Supplemental Subsidiary Guarantee Agreement dated as of September 18, 2007 with respect to the 6.75% Senior Notes due 2011
EX-4.28 Supplemental Subsidiary Guarantee Agreement dated as of September 18, 2007 with repect to the 7.5% Senior Notes Due 2010
EX-4.31 STATS ChipPAC Ltd. Employee Share Purchase Plan 2004
EX-4.37 Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated October 26, 2007
EX-4.48 Agreement for the Sale and Purchase of Assets dated April 23, 2007 by and between Schott Advanced Packaging Singapore Pte Ltd. and STATS ChipPAC Ltd.
EX-4.49 Asset Sale and Purchase Agreement dated May 21, 2007 among STATS ChipPAC Malaysia Sdn Bhd and Ningbo Mingxin Microelectronics Co. Ltd. and Daheng New Epoch Technology, Inc.
EX-4.50 Asset Purchase Agreement dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited, STATS ChipPAC Ltd., LSI (Thai) Ltd. and LSI Corporation
EX-4.51 Amendment No.1 dated October 2, 2007, to Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited, STATS ChipPAC Ltd., LSI (Thai) Ltd. and LSI Corporation
EX-4.52 Promissory Note, dated October 2, 2007 issued by STATS ChipPAC (Thailand) Limited
EX-4.53 US$50,000,000 Uncommitted Facility Agreement dated November 23, 2007 by and between Bank of America, N.A., Singapore Branch and STATS ChipPAC Ltd.
EX-8.1 List of subsidiaries
EX-12.1 Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-12.2 Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-13.1 Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-13.2 Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-15.1 Consent of Pricewaterhouse Coopers, Singapore, independent registered public accounting firm

GENERAL INFORMATION

References to “Singapore dollars” and “S$” in this annual report mean Singapore dollars, the legal currency of the Republic of Singapore. References to “U.S. dollars,” “$” and “US$” mean United States dollars, the legal currency of the United States of America. References to “South Korean Won” and “KRW” mean Korean Republic Won, the legal currency of the Republic of Korea. References to “Chinese Renminbi” and “RMB” mean Chinese Renminbi, the legal currency of People’s Republic of China. References to “Malaysian Ringgit” and “MYR” mean Malaysian Ringgit, the legal currency of Malaysia. References to “New Taiwan dollar” and “NT$” mean New Taiwan dollars, the legal currency of Taiwan. References to “Japanese Yen” or “¥” mean Japanese Yen, the legal currency of Japan. References to “Thai Baht” and “THB” mean Thai Baht, the legal currency of Thailand. The noon buying rate in the City of New York on January 31, 2008 was S$1.42 per $1.00 for cable transfers in Singapore dollars, KRW943.40 per $1.00 for cable transfers in South Korean Won, RMB7.18 per $1.00 for cable transfers in Chinese Renminbi, MYR3.24 per $1.00 for cable transfers in Malaysian Ringgit, NT$32.15 per $1.00 for cable transfers in New Taiwan dollars, ¥106.74 per $1.00 for cable transfers in Japanese Yen and Thai Baht 31.22 per $1.00 for cable transfers in Thai Baht, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain amounts in these currencies have been translated into U.S. dollars based on these exchange rates. Certain amounts (including percentage amounts) have been rounded for convenience; as a result, certain figures may not sum to total amounts or equal quotients.

No representation is made that the Singapore dollar, U.S. dollar, South Korean Won, Chinese Renminbi, Malaysian Ringgit, New Taiwan dollar, Japanese Yen or Thai Baht amounts shown in this annual report could have been or could be converted at such rate or at any other rate.

On August 5, 2004, we completed our merger with ChipPAC, Inc., which resulted in ChipPAC, Inc. becoming our wholly-owned subsidiary. In connection with the merger, we changed our name from ST Assembly Test Services Ltd to STATS ChipPAC Ltd. In this annual report, unless otherwise specified or the context requires, the terms “Company,” “STATS ChipPAC,” “we,” “our,” and “us” refer to STATS ChipPAC Ltd., a Singapore company, and its consolidated subsidiaries after the consummation of the merger described herein; the term “STATS” refers to ST Assembly Test Services Ltd, a Singapore company, and its consolidated subsidiaries prior to the consummation of the merger; and the term “ChipPAC” refers to (a) ChipPAC, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the consummation of the merger and (b) ChipPAC, Inc. (now known as STATS ChipPAC, Inc. as described below) as a wholly-owned subsidiary of STATS ChipPAC after the consummation of the merger. On January 20, 2005, STATS ChipPAC, Inc. was merged into ChipPAC, Inc. The entity surviving the merger was renamed STATS ChipPAC, Inc.

Following the consummation of the merger of STATS and ChipPAC, we have included the financial results of ChipPAC in our financial results since August 5, 2004.

Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2007 ended on April 1, July 1 and September 30, respectively, and our fourth quarter and fiscal year 2007 ended on December 30. Our first three quarters of 2006 ended on March 26, June 25 and September 24, respectively, and our fourth quarter and fiscal year 2006 ended on December 31. Our first three quarters of 2005 ended on March 27, June 26 and September 25, respectively, and our fourth quarter and fiscal year 2005 ended on December 25. Our quarterly periods in the years prior to 2005 ended on March 31, June 30, September 30 and December 31, respectively. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.

FORWARD-LOOKING STATEMENTS

Certain of the statements in this annual report on Form 20-F are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. These include statements regarding our intention to raise indebtedness and make a cash distribution to shareholders, our intention to amend and terminate our American Depositary Receipts (“ADR”) program, our intention to terminate the registration of our ordinary shares and American Depositary Shares

(“ADSs”) and reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the trading of the ADSs on the over-the-counter market, the continued trading and listing of our ordinary shares on the Singapore Exchange Securities Trading Limited (the “SGX-ST”), our financial condition and results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies and synergies, budget, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans or objectives of management, outcome of litigation, industry growth, the impact of regulatory initiatives, markets for our securities and other statements on underlying assumptions, other than statements of historical fact, including but not limited to those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions.

Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the Exchange Act; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the SGX-ST; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described in “Item 3. Key Information — D. Risk Factors.”

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

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2006 and December 30, 2007 and for 2005, 2006 and 2007 are derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers (“PwC”), independent registered public accounting firm, and are included in “Item 18. Financial Statements.” The selected consolidated financial data as of December 31, 2003, December 31, 2004 and December 25, 2005 and for 2003 and 2004 are derived from our audited consolidated financial statements, which are not included in this annual report.

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

	Year Ended
	December 31,	December 31,	December 25,	December 31,	December 30,
	2003	2004	2005	2006	2007
	(In thousands except per share data)

Statement of Operations Data:
Net revenues	$380,691	$769,121	$1,157,253	$1,616,933	$1,651,560
Cost of revenues	(328,014)	(643,540)	(968,023)	(1,290,773)	(1,330,284)

Gross profit	52,677	125,581	189,230	326,160	321,276

Operating expenses:
Selling, general and administrative	36,849	84,501	135,751	139,466	112,593
Research and development	15,295	17,637	26,071	30,446	34,918
Tender offer expenses	—	—	—	—	10,922
Goodwill impairment(1)	—	453,000	—	—	—
Held for sale asset impairment(2)	—	—	—	—	1,725
Restructuring charges	—	—	830	1,938	990

Total operating expenses	52,144	555,138	162,652	171,850	161,148

Operating income (loss)(3)	533	(429,557)	26,578	154,310	160,128
Other income (expense), net:
Interest expense, net	(9,209)	(24,386)	(36,215)	(40,415)	(33,192)
Foreign currency exchange gain (loss)	1,634	(1,122)	531	(1,578)	2,487
Equity income from equity investee	—	—	—	152	102
Other non-operating income (expense), net	7,570	(936)	(1,076)	108	(442)

Total other expense, net	(5)	(26,444)	(36,760)	(41,733)	(31,045)

Income (loss) before income taxes	528	(456,001)	(10,182)	112,577	129,083
Income tax expense	(705)	(7,894)	(9,689)	(25,759)	(29,581)

Income (loss) before minority interest	(177)	(463,895)	(19,871)	86,818	99,502
Minority interest	(1,539)	(3,828)	(6,440)	(10,010)	(5,818)

Net income (loss)	$(1,716)	$(467,723)	$(26,311)	$76,808	$93,684

Net income (loss) per ordinary share:
Basic	$(0.00)	$(0.33)	$(0.01)	$0.04	$0.05
Diluted	$(0.00)	$(0.33)	$(0.01)	$0.04	$0.04

	Year Ended
	December 31,	December 31,	December 25,	December 31,	December 30,
	2003	2004	2005	2006	2007
	(In thousands except per share data)

Net income (loss) per ADS:
Basic	$(0.02)	$(3.27)	$(0.13)	$0.39	$0.46
Diluted	$(0.02)	$(3.27)	$(0.13)	$0.37	$0.44
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,005,374	1,428,954	1,961,950	1,991,110	2,032,962
Diluted	1,005,374	1,428,954	1,961,950	2,161,545	2,188,687
ADS (in thousands) used in per ADS calculation:
Basic	100,537	142,895	196,195	199,111	203,296
Diluted	100,537	142,895	196,195	216,154	218,869

	As of
	December 31,	December 31,	December 25,	December 31,	December 30,
	2003	2004	2005	2006	2007
	(In thousands except per share data)

Balance Sheet Data:
Cash and cash equivalents	$313,163	$227,509	$224,720	$171,457	$213,461
Working capital	328,583	124,028	250,369	227,967	31,610
Total assets	993,852	2,271,702	2,393,382	2,458,280	2,596,954
Current installments of obligations under capital leases	5,296	7,587	7,091	3,680	—
Short-term borrowings and current installments of long-term debt	6,841	174,281	35,542	61,693	240,781
Obligation under capital leases, excluding current installments	812	10,771	3,680	—	—
Long-term debt, excluding current installments	358,789	642,175	775,425	697,523	423,853
Shareholders’ equity	475,956	1,159,350	1,141,652	1,246,150	1,383,969
Share capital	$172,434	$298,233	$303,052	$1,847,002	$1,891,546
Ordinary shares outstanding (in thousands)	1,076,620	1,944,330	1,976,292	2,002,814	2,047,334

Notes:

(1)	We recorded impairment charges of $453,000,000 in 2004 on our goodwill associated with purchase accounting for the acquisition of ChipPAC.

(2)	We recorded impairment charges of $1,725,000 in 2007 on the disposal of the packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”).

(3)	Includes share-based compensation expenses of $97,000, $658,000 and $743,000 in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), in 2003, 2004 and 2005, respectively, and $13,688,000 and $8,869,000 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), in 2006 and 2007, respectively.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

In addition to the other information and risks described elsewhere in this annual report, our business is subject to the following risks:

Risks Relating to Our Company

Our business is affected by changes in the state of the general economy and the semiconductor markets, and a slowdown or downturn in the general economy or the semiconductor markets could affect the demand for our products and services.

Our customers include a range of organizations in the semiconductor industry whose success is intrinsically linked to the health of the economy generally and of the semiconductor markets specifically. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which we operate is very competitive. As a result, we believe that fluctuations, disruptions, instability or downturns in the general economy and the semiconductor markets could adversely affect demand for our products and services. For example, such fluctuations, disruptions, instability or downturns may cause our customers to do the following:

•	cancel or reduce planned expenditures for our products and services;

•	seek to lower their costs by renegotiating their contracts with us; or

•	switch to lower-priced products or services provided by our competitors.

The subprime mortgage crisis which started in the U.S. has placed downward pressure on global economic growth. If such conditions persist, this would have a material adverse effect on our business, financial condition and results of operations.

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

In late 2004 to early 2005 and in late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. There is no assurance that inventory correction will not resurface in 2008 or that there will not be a further decline in the industry that will result in a material adverse effect on our business, financial condition and results of operations.

We may not be able to compete successfully in our industry.

The independent semiconductor assembly and test service (“SATS”) industry is very competitive and diverse and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry comprises both large multi-national companies and small niche market competitors. We face intense competition from a number of competitors including, among others, Advanced Semiconductor Engineering, Inc. and its subsidiaries, Amkor Technology, Inc. and Siliconware Precision Industries Co., Ltd. Their facilities are also primarily located in the Asia Pacific region.

Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and has been in operation for some time. Such companies have also established relationships with many of our current or potential customers.

We also face competition from the internal capabilities and capacity of many of our current and potential integrated device manufacturers (“IDM”) customers. Many IDMs have greater financial, technical and other resources than we have and may rely on internal sources for packaging and test services for a number of reasons including due to:

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

A decrease in demand for communications equipment, consumer and multi-applications, or personal computers (“PCs”), may significantly decrease the demand of our services.

Substantially all of our net revenues are derived from customers who use our test or packaging services for semiconductors used in communications equipment, consumer and multi-applications, or PCs. Any significant decrease in the demand for communications equipment, consumer and multi-applications, or PCs may decrease the demand for our services and could seriously harm our Company. In addition, the declining average selling prices of communications equipment, consumer and multi-applications, or PCs places significant pressure on the prices of the components that are used in these products. If the average selling prices of communications equipment, consumer and multi-applications, or PCs continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.

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

We are dependent on a small group of customers for substantially all of our net revenues. In 2007, our ten largest customers accounted for 67.0% of our net revenues. Our largest customer, Analog Devices, Inc., contributed in excess of 10% of our net revenues and our two largest customers, Analog Devices, Inc. and Intel Corporation, in the aggregate contributed 19.7% of our net revenues.

Although no single customer is expected to account for more than 15% of our Company’s net revenues, we anticipate that our ten largest customers will continue to account for a significant portion of our net revenues for the foreseeable future. Our ability to retain and grow our business with these and other customers, and to add new customers, is important to our ongoing success. However, we believe our ability to grow our business with these and other customers is limited because our customers typically allocate their requirements to more than one supplier to limit their dependence on any one supplier. Furthermore, the loss of one or more of our ten largest customers due to the termination of product lines, shifting of business to their other suppliers or otherwise, or reduced demand from any of our ten largest customers, could have a material adverse effect on our business, financial condition and results of operations. In 2007, two of our 2006 top ten customers significantly decreased their business with us primarily due to a decline in demand from their end customers and shifting of business to their other suppliers, as a result of which one of them ceased to be among our top ten customers in 2007.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months at a significant cost to the customer. As a result, customers are reluctant to qualify new packaging and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with whom we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net revenues. Furthermore, we believe that once a semiconductor company has selected a particular packaging and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s packaging and test services. See “Item 4. Information on Our Company — B. Business Overview — Customers.”

We may not be able to develop or access leading technology which may affect our ability to compete effectively.

The semiconductor packaging and test markets are characterized by rapid technological change and increasing complexity. We must be able to offer our customers packaging and test services based upon the most advanced technology. This requirement could result in significant research and development expenditures and capital expenditures in the future. We periodically review our equipment for obsolescence and impairment. If we determine that, due to technological advances, reduced demand in certain end markets or otherwise, the anticipated future usage of any of our equipment has been diminished, we will write down the carrying book values of such equipment. For example, we recognized an impairment loss on assets held for sale of $1.7 million in 2007. We cannot assure you that we would not have to further write down the carrying book values of our equipment in the future.

If we fail to develop advanced test and packaging services or to access those developed by others in a timely manner, we could lose existing customers or fail to acquire potential customers demanding these advanced services. Developing new technology may result in longer sales cycles and product implementations, which may cause revenue and operating income to fluctuate or fail to meet expectations. Also, we would miss the opportunity to benefit from the higher average selling prices which are derived from newer and emerging packaging and test services. In addition, our choice of test and packaging equipment is important because obtaining the wrong test and packaging equipment or failing to understand market requirements will make us less competitive and will lower our asset utilization. In order to remain competitive, we must be able to upgrade or migrate our test and packaging equipment to respond to changing technological requirements.

We expect to incur significant capital expenditures in the future and therefore may require additional financing in the future, which may not be available on terms favorable to us, if at all.

Our capital expenditures are largely driven by the demand for our services. Our capital expenditures were $277.7 million in 2005, $348.5 million in 2006 and $268.8 million in 2007. In 2008, we expect our capital expenditures to be approximately $300 million, depending on business conditions. To grow our business, we will need to increase our assembly and test capacity, to replace existing equipment from time to time and to expand our facilities. This will require substantial capital expenditures for additional equipment and further expenditure to recruit and train new employees. These expenditures will likely be made in advance of generating sales revenue. We cannot assure you that our net revenues will be maintained or will increase after these expenditures are incurred.

Failure to generate revenue after these expenditures could have a material adverse effect on our business, financial condition and results of operations.

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

We have experienced substantial losses in the past and may do so in the future.

In 2004, we suffered an operating loss of $429.6 million and a net loss of $467.7 million. In 2005, we achieved an operating income of $26.6 million, but suffered a net loss of $26.3 million. Although we achieved an operating income of $154.3 million and a net income of $76.8 million in 2006, and an operating income of $160.1 million and a net income of $93.7 million in 2007, we cannot assure you that we will not incur operating losses and net losses in the future due to a variety of factors, including if there is a decline in the semiconductor industry.

Our proposed capital reduction and cash distribution to our shareholders will require us to incur substantial indebtedness and to refinance certain outstanding indebtedness that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution. We may not be able to arrange for such debt financing and if we do, the substantial indebtedness could adversely affect our financial health.

In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. The proposed capital reduction is subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution and the repayment of certain of our outstanding debt (including the redemption or repurchase of our 6.75% senior notes due 2011 and 7.5% senior notes due 2010 (“our senior notes”) that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to us. The proposed capital reduction is also subject to (1) approval by the SGX-ST and other applicable regulatory authorities, (2) approval by our shareholders at an extraordinary general meeting of shareholders that we will be convening on March 17, 2008, (3) approval by the Singapore High Court and (4) our Board of Directors

determining, following the satisfaction of the preceding conditions, that it is in our best interest to effect the proposed cash distribution.

We cannot assure you that we would be able to arrange debt financing or to redeem or repurchase our senior notes on terms that are acceptable to us or at all. If we are unable to obtain adequate financing or to repurchase or redeem our senior notes or obtain the requisite consents to amend our senior notes to eliminate the restrictions, in each case on terms that are acceptable to us, we will not be able to proceed with the proposed cash distribution. If we do obtain adequate financings and the other aforesaid conditions to which the proposed cash distribution are subject have been satisfied, but our Board of Directors are then of the view that it is not in our best interests to effect the proposed cash distribution (due to the then prevailing market or economic conditions or for any other reason), we will not proceed with the proposed cash distribution. If we proceed with the proposed cash distribution, the substantial indebtedness we would incur to make the proposed cash distribution could adversely affect our financial health.

Our substantial indebtedness could adversely affect our financial health.

We have a substantial amount of indebtedness. As of December 30, 2007, we had total indebtedness of $664.6 million, consisting of $365.0 million of unsecured senior notes, $156.5 million of unsecured convertible notes (of which $22.0 million were senior convertible notes and $134.5 million were subordinated convertible notes), $17.2 million of secured debt and $125.9 million of unsecured debt. In addition, we are permitted to incur additional debt under the terms of our existing debt. We intend to incur substantial additional indebtedness to fund the proposed cash distribution, repay certain existing indebtedness and pay for the associated fees and expenses. We may also incur additional debt for general working capital. Any additional indebtedness that we may incur may be on terms similar to or more stringent than those governing our current indebtedness.

Our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations by:

•	increasing our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of cash flow to fund working capital, capital expenditures, research and development, and other general corporate purposes;

•	placing us at a competitive disadvantage relative to our competitors that have less leverage; and

•	limiting, along with the financial and other restrictive covenants in the indebtedness, our ability to borrow additional funds.

In addition, the holders of our various notes may, in certain circumstances, including a change in control of our Company, in each case as defined in the respective indenture relating to such notes, require us to redeem all or a portion of the holders’ notes. We may be required to refinance our debt in order to make such payments. If such an event were to occur, we cannot assure you that we will have sufficient funds or would be able to arrange financing on terms that are acceptable to us or at all or to obtain waivers of prohibitions from lenders under our other financing arrangements to make the required purchase or redemption. If we do not have sufficient funds or are unable to obtain adequate financing or waivers to repurchase or redeem such notes, we will be in default under the terms of those notes.

To service our indebtedness and other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness (including indebtedness that we intend to incur to finance our proposed cash distribution) and to fund planned capital expenditures and research and development will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Although we believe that our cash flow from operations, together with our existing liquid assets and credit facilities, will be sufficient to meet our investment and operational needs for at least the next 12 months, we will need to incur substantial additional indebtedness in order to make the proposed cash distribution. Furthermore, we have assumed that STSPL will convert the $134.5 million aggregate principal amount of our 2.5% convertible notes due 2008 (“our 2.5% convertible notes”) that it acquired in connection with its tender offer in 2007. However, STSPL has the option to convert or to hold the notes to maturity. If STSPL does not convert the 2.5% convertible notes, we will be required to redeem them at maturity in June 2008, which will put additional strain on our liquidity.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our proposed cash distribution or our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

We recorded an impairment charge of $453.0 million to our earnings in 2004 and may be required to record another significant charge to earnings in the future when we review our goodwill or other intangible assets for potential impairment.

As of December 30, 2007, we had goodwill and other intangible assets of approximately $548.0 million and $40.8 million, respectively, which primarily resulted from the accounting of the merger in 2004 using the purchase accounting method. Under U.S. GAAP, we are required to review our goodwill and intangible assets for impairment whenever circumstances indicate the carrying value may not be recoverable. In addition, goodwill and other intangible assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $453.0 million to our earnings in 2004. Although our impairment review of goodwill in 2005, 2006 and 2007 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges will likely have a significant adverse impact on our results of operations.

We could suffer adverse tax and other financial consequences if taxing authorities do not agree with our interpretation of applicable tax laws.

ChipPAC is our wholly-owned subsidiary. ChipPAC’s corporate structure and operations are based, in part, on interpretations of various tax laws, including withholding tax, and other relevant laws of applicable taxing jurisdictions. We cannot assure you that the taxing authorities will agree with our interpretations or that they will reach the same conclusions. For example, the South Korean National Tax Service (the “NTS”) has informed ChipPAC that it has made two assessments of approximately KRW18.7 billion (approximately $19.8 million based on the exchange rate as of January 31, 2008) in the aggregate against ChipPAC relating to withholding tax not collected on the interest income from a loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to May 2002. We do not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed these assessments through the NTS’s Mutual Agreement Procedure (“MAP”). The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that we are not successful with our appeal, we estimate that the maximum amount payable by us, including potential interest and local surtax, as of December 30, 2007 is KRW33.0 billion (approximately $34.9 million based on the exchange rate as of January 31, 2008). However, our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or the anticipated benefits of ChipPAC’s corporate structure could be materially impaired. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contingencies.”

Our intellectual property is important to our ability to succeed in our business but may be difficult to obtain and protect.

Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2008, our Company and our various subsidiaries held a total of approximately 836 issued patents and pending patent applications. Of these, we have approximately 166 patents granted or allowed by the U.S. Patent and Trademark Office (the “PTO”) and approximately 79 patents registered or allowed in Singapore, South Korea and other countries.

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

In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company. Further, in January 2008, Tessera served on our Company a draft complaint that Tessera proposes to file with the United States International Trade Commission (the “ITC”) to request an investigation (the “Proposed Second ITC Investigation”) of our Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In the Proposed Second ITC Investigation, Tessera seeks an order to prevent our Company and other named companies from importing certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, into the United States. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Proposed Second ITC Investigation. See “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”

We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.

We also, from time to time, receive from customers, requests for indemnification against pending or threatened infringement claims brought against such customers, such as the Tessera cases described above. The resolution of any future allegation or request for indemnification could have a material adverse effect on our business, financial condition and results of operations.

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

As a result of all of these factors, we believe that using historical results to predict our future performance may not be meaningful. In addition, unfavorable changes in any of the above factors may adversely affect our business, financial condition and results of operations.

If we are unable to maintain or increase our capacity utilization, our gross margin will be adversely affected.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, high capacity utilization allows us to maintain higher gross margins because it enables us to allocate fixed costs over a greater number of units tested and packaged. Insufficient utilization of installed capacity can have a material adverse effect on our gross margin. Although our capacity utilization has increased since 2003, there can be no assurance that our capacity utilization will continue to increase or be maintained or that it will not decline and adversely affect our gross margin.

Our ability to maintain or enhance our gross margins will continue to be dependent, in large part, upon our ability to maintain or increase capacity utilization. Capacity utilization may be affected by a number of factors and circumstances, including:

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

We cannot assure you that our capacity utilization will not be materially and adversely affected by future declines in the semiconductor industry, declines in industries that purchase semiconductors or other factors. Any inability on our part to maintain or increase our capacity utilization could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to obtain packaging and testing equipment in a timely manner or on reasonably favorable terms and prices, we may be unable to meet customer demand and our revenue may decline.

The semiconductor assembly and test business is capital intensive and requires investment in expensive capital equipment manufactured by a limited number of suppliers, which are located principally in the United States, Singapore, Europe, South Korea and Japan. The market for capital equipment used in semiconductor assembly and testing is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of such capital equipment from a limited number of suppliers. If we are unable to obtain certain equipment, such as testers and wire bonders, in a timely manner, we may be unable to fulfill our customers’ orders which would negatively impact our business, financial condition and results of operations.

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

The terms of our senior notes contain restrictions applicable to us that limit our ability to, among other things:

•	incur additional debt and issue certain preferred stock;

•	consolidate or merge with another entity;

•	incur liens and encumbrances;

•	declare or pay dividends, repurchase stock and make other distributions;

•	prepay subordinated debt;

•	make investments and other restricted payments;

•	enter into sale and leaseback transactions;

•	sell assets;

•	enter into transactions with affiliates; and

•	designate any of our subsidiaries as unrestricted subsidiaries (as such term is defined in the indenture governing the respective notes).

The terms of our outstanding zero coupon convertible notes due 2008 (“our zero coupon convertible notes”) and our 2.5% convertible notes also include one or more of the above restrictions. The restrictions contained in the indentures governing our senior notes could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. We may encounter difficulties obtaining the required consents from our existing debt holders to engage in the above or other activities in connection with our business, in particular, to obtain the necessary financing to maintain or grow our business, on a timely basis or at all. This could have a material adverse effect on our business, financial condition and results of operations.

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

We invest significant resources in our research and development. However, research and development may not yield commercially viable packages or test services. The process to prove out and qualify new packages and test services is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages or test services, a significant amount of time will have elapsed between our investment in new packages or test services and the receipt of any related revenues. In addition, from time to time, our customers may request, and have requested, research and development services relating to the development of packages and/or services. These customers may not, and generally do not, reimburse us for our research and development expenses if the developed package or service does not achieve expected levels of demand or utilization.

We do not have any significant backlog because our customers do not place purchase orders far in advance, which makes us vulnerable to sudden changes in customer demand.

Our customers generally do not place purchase orders far in advance, and our contracts with major customers do not generally require minimum purchases of our products or services. In addition, our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net operating revenues in future periods and causes our operating results to fluctuate from period to period. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for any revenue shortfalls. We expect that in the future our net operating revenues in any period will continue to be substantially dependent upon purchase orders received in the relevant period. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. We also cannot assure you that our customers’ orders will be consistent with our expectations when we made or will make the necessary investments in raw materials, labor and equipment.

We generally do not have any long-term supply contracts with our raw materials suppliers and may not be able to obtain the raw materials required for our business at reasonable prices, which could have a material adverse effect on our business.

We obtain the raw materials we need for our packaging services from outside suppliers. We purchase our materials, including substrates, gold and other commodity materials such as copper, as required on a purchase order basis and have not generally entered into long-term contracts with our suppliers. The price of gold and other commodities used in our business fluctuate from time to time. If we cannot obtain sufficient quantities of raw materials at reasonable prices or if we are not able to pass on higher materials costs to our customers, this could have a material adverse effect on our business, financial condition and results of operations.

We need a controlled environment for our operations and any prolonged inability to maintain a clean room environment may disrupt our operations and, materially and adversely affect our business.

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

We depend on our key senior management to run our business. We do not maintain “key man” life insurance on any of our personnel. The loss of these persons could have a material adverse effect on our business, financial condition and results of operations, particularly if we are unable to find, relocate and integrate adequate replacements for any of these persons. Further, in order to develop or grow our business, we will require experienced technical, customer support, sales and management personnel and other skilled employees. We may be unable to attract or retain these persons. This could disrupt our operations or materially and adversely affect the success of our business.

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

We are subject to a variety of environmental laws and regulations in the countries in which we have operations, including laws and regulations relating to the use, storage, discharge and disposal of hazardous materials and the chemical by-products of, and waste water discharges from, our packaging and testing processes. Furthermore, our activities are also subject to new regulatory requirements on the environmental impacts of products such as the European Union’s Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment. As a result of these laws and regulations, we expect that our customers will increasingly demand products that do not contain these restricted substances, such as lead as an alloy in soldering material. Such requirements may adversely affect our manufacturing costs by requiring us to acquire costly equipment or materials or to redesign some of our processes, thereby resulting in further cost increases from research and development and quality controls. In addition, failure to meet these demands could materially adversely affect our product sales. We may also be subject to liability under such laws and regulations for the investigation or cleanup of contamination caused by, or other damages associated with, the release of hazardous materials in connection with current or historical operations at our facilities or off-site locations. While we believe that we are currently in material compliance with such laws and regulations, failure to comply with such laws and regulations in the future could subject us to liabilities that may have an adverse effect on our business, financial condition and results of operations. While we believe that we do not face material liabilities associated with contamination conditions and that in some cases we have contractual indemnification agreements with predecessors relating to such conditions, should these predecessors become unable or unwilling to address these conditions, or should other yet unknown conditions be identified in the future that are not subject to such indemnification agreements, we could face environmental liabilities that may have an adverse effect on our business, financial condition and results of operations.

Significant fluctuations in exchange rates may affect our business, financial condition and results of operations.

Our financial statements are prepared in U.S. dollars. Our net revenues are generally denominated in U.S. dollars and operating expenses are generally incurred in U.S. dollars, Singapore dollars, Japanese Yen, South Korean Won, Malaysian Ringgit, Chinese Renminbi, New Taiwan dollars and Thai Baht. Our capital expenditures are generally denominated in U.S. dollars, Singapore dollars, South Korean Won, Japanese Yen and other currencies. As a result, we are affected by significant fluctuations in foreign currency exchange rates among the U.S. dollar, the Singapore dollar, the Japanese Yen and other currencies, including the South Korean Won, the Malaysian Ringgit, the Chinese Renminbi, the New Taiwan dollar and Thai Baht.

Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if such policy is unsuccessful.

Our ability to make further investments in our subsidiaries may be dependent on regulatory approvals.

Our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries including, but not limited to, STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation) and our China subsidiaries, may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional investment by foreign entities in local corporations. We may not be able to obtain any such approval in the future in a timely manner or at all. Any delay or inability to provide capital to our subsidiaries may adversely affect our business.

Temasek controls our Company and its interests may conflict with the interests of our other shareholders.

As of January 31, 2008, Temasek, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.1% of our outstanding ordinary shares (including ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and all of our outstanding 2.5% convertible notes. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek is able to exercise control over matters requiring the approval of our shareholders.

Matters that typically require the approval of our shareholders include, among other things:

•	the election of directors;

•	the merger or consolidation of our Company with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.

Specifically, Temasek and STSPL have disclosed in their Amendment No. 17 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 16, 2007 that they may seek to cause our Company to voluntarily delist our ordinary shares from the SGX-ST and to deregister under the Exchange Act if it becomes eligible to do so. In addition, Temasek and STSPL have disclosed in their Schedule 13D that they and their affiliates may from time to time hold discussions with our management or directors or other parties regarding any or all of the following, and STSPL and Temasek have specifically reserved the right to change their intention with respect to any or all of such matters:

•	the acquisition by any person of additional securities of our Company, or the disposition of securities of our Company;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving our Company or any of our subsidiaries;

•	a sale or transfer of a material amount of assets of our Company or any of our subsidiaries;

•	any change in the present Board of Directors or management of our Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

•	any material change in the present capitalization or dividend policy of our Company;

•	any other material change in our Company’s business or corporate structure;

•	changes in our Company’s charter or bylaws or other actions which may impede the acquisition of control of our Company by any person;

•	causing a class of securities of our Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	causing a class of equity securities of our Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	any action similar to any of those enumerated above.

The actions of Temasek and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which may be against the interests of holders of our ADSs and ordinary shares, or reduce the liquidity of our ADSs and ordinary shares and adversely affect their trading prices.

We may have conflicts of interest with our affiliates which may not be resolved in our favor.

We have certain contractual and other business relationships and may engage in material transactions with the Government of Singapore and companies within the Temasek group, including Chartered Semiconductor Manufacturing Ltd. (“Chartered”), which is one of our customers, and with our joint venture with China Resources Logic Limited (“CR Logic”). Although all new material related party transactions generally will require the approval of the audit committee of our Board of Directors and in certain circumstances may also require separate approval of a majority of our Board of Directors, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, Temasek and its affiliates make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any such conflicts of interest will be resolved in our favor.

We may not be successful in our acquisitions and investments in other companies and businesses and may face difficulties in integrating our acquisitions.

From time to time, we may make acquisitions of, or investments in, other companies or businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. In October 2007, we completed the acquisition of an assembly and test operation in Pathumthani, Thailand, with LSI Corporation (“LSI”). In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, Wuxi CR Micro-Assembly Technology Ltd. (“ANST”), in connection with which we acquired a 25% shareholding in Micro Assembly Technologies Limited (“MAT”), with CR Logic owning a 75%

interest. ANST, an assembly and test company based in Wuxi, China, is a wholly owned subsidiary of MAT. In November 2005, we invested in a new facility in Song Jiang, China to provide 200mm gold bumping services. We plan to convert the equipment relating to the 200mm gold bumping services, where applicable, to 200mm wafer electroplated solder bumping services. In October 2005, we invested in a new facility in Taiwan to provide 300mm wafer electroplated solder bumping services as part of our strategy to provide turnkey services for advanced flip-chip packaging applications.

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

If we are unsuccessful in our acquisitions and investments or face difficulties in integrating our acquisitions and investments, or if our acquisitions and investments were to subject us to contingent or unknown liabilities, our financial condition may be materially adversely affected and we may be unable to realize the anticipated results or synergies from these acquisitions or investments.

If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

The employees at our Icheon, South Korea, facility are represented by the STATS ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is renewed every other year. The wage agreement was renewed in 2007 and is effective through March 31, 2008. The collective bargaining agreement was renewed in 2007 and is effective through April 30, 2009. As of December 30, 2007, approximately 70% of our South Korean employees were represented by the STATS ChipPAC Korea Labor Union. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages.

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

New laws and regulations, currency devaluation and political instability in countries in which we operate, particularly in South Korea, China, Malaysia, Taiwan and Thailand could make it more difficult for us to operate successfully.

A significant portion of our unit shipments are sent out to and a significant portion of our packaging and test facilities are located in South Korea, China, Malaysia, Taiwan and Thailand. In addition, we believe that the end markets for certain of our ten largest customers are located in Asia. The following are some of the risks inherent in doing business internationally:

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

In October 2007, we expanded our facilities in China to include additional buildings next to our facility in Qing Pu, Shanghai. The expansion increased floor space by approximately 500,000 square feet. Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with our investment in the facility in China. These risks include:

•	economic and political uncertainties in China;

•	local infrastructure problems, such as electrical power interruptions;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources;

•	measures which may be introduced to control inflation or deflation;

•	continuing appreciation in the value of the Chinese Renminbi currency; and

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China.

Because a significant portion of STATS ChipPAC Taiwan Semiconductor Corporation’s business and operations, our 300mm wafer bumping facility, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, are located in Taiwan, a severe earthquake could severely disrupt their normal operations and adversely affect our earnings.

Taiwan is susceptible to earthquakes. For example, on December 26, 2006, tremors from an earthquake near the southern tip of Taiwan caused casualties, property damage and also damaged several undersea cables, disrupting internet and telecommunications across various parts of Asia. There were no major disruptions to operations at STATS ChipPAC Taiwan Semiconductor Corporation and our 300mm wafer bumping facility. However, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and packaging services. If suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business, in particular STATS ChipPAC Taiwan Semiconductor Corporation’s and our 300mm wafer bumping business, and may have a material adverse effect on our business, financial condition and results of operations.

Outbreaks of epidemics and communicable diseases in China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early 2003, China and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome (“SARS”) virus. The World Health Organization and several countries issued travel warnings against international travel to China and several other Asian nations during the period of the alert. China subsequently reported a number of cases of SARS in April 2004. More recently, the avian influenza viruses have been a health threat in many countries across Asia. There can be no assurance that the SARS virus, avian influenza viruses and/or different or even more virulent viruses will not make a re-appearance in the future. If such an outbreak were to occur in Singapore, South Korea, China, Malaysia, Taiwan or Thailand, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through facility closures and the imposition of other emergency measures, any of which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing facilities could result in our management and employees being quarantined and our operations being required to be suspended.

Risks Relating to Our Ordinary Shares and ADSs

The trading price of our ordinary shares and our ADSs has been and may continue to be volatile.

The trading price of our ordinary shares and our ADSs has been and may continue to be subject to large fluctuations. Our ordinary share price and our ADS share price may increase or decrease in response to a number of events and factors, including:

•	quarterly variations in operating results;

•	changes in financial estimates and recommendations by securities analysts;

•	the operating and stock price performance of other companies in our industry;

•	developments affecting us, our customers or our competitors;

•	changes in government regulation;

•	changes in general economic conditions;

•	changes in accounting principles;

•	our proposed capital reduction, cash distribution to shareholders and financing of the cash distribution to shareholders;

•	the timing of the termination of our ADR program, termination of the registration of our ordinary shares and ADSs and reporting obligations under the Exchange Act; and

•	other events or factors described in this annual report.

This volatility may adversely affect the price of our ordinary shares and our ADSs, regardless of our operating performance.

The delisting of our ADSs from the Nasdaq Global Select Market (“Nasdaq”) may result in investors finding it more difficult to buy or sell our ADSs and will prevent distributions we pay to holders from being treated as “qualified dividend income” for U.S. federal income tax purposes. Furthermore, if we terminate our reporting obligations under the Exchange Act, investors may find it more difficult to obtain information about our Company.

We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007. Further, in November 2007, we announced that we intend to terminate the registration of our ordinary shares and ADSs and our reporting obligations under the Exchange Act if and when we become eligible to do so.

The delisting of our ADSs from Nasdaq could reduce the ability of holders of our ADSs to purchase or sell ADSs as quickly and as inexpensively as they have done historically, and may have an adverse effect on the trading price of our ordinary shares and ADSs. Delisting could also adversely affect our relationships with our vendors and/or customers. In addition, because our ordinary shares will no longer be treated as readily tradeable on an established securities market within the United States, any distributions we pay to holders will not be treated as “qualified dividend income” for U.S. federal income tax purposes. Please see the discussion under the heading “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” for more details.

We currently file reports with the SEC electronically and our reports can be found on the SEC’s website. If and when we are able to terminate our U.S. public reporting obligations, investors may find it more difficult to obtain current information about our Company. We will, however, be obligated to file reports under Singapore’s applicable reporting requirements when we are no longer subject to the U.S. public reporting obligations, but Singapore’s applicable reporting requirements may not require the same level of disclosure as the U.S. public reporting requirements.

Our Company’s efforts to meet applicable conditions for deregistration under the Exchange Act may result in a diversion of management’s time and other resources.

Under U.S. federal securities laws, our Company will be able to terminate the registration of our ordinary shares and ADSs under the Exchange Act and our U.S. public reporting obligations if the average daily trading volume (“ADTV”) of our ordinary shares and ADSs during a recent 12-month period in the U.S. is no greater than 5% of the ADTV of such shares and ADSs on a worldwide basis, or if there are less than 300 holders of our ordinary shares and ADSs in the U.S. or worldwide, subject to meeting other applicable conditions. Such conditions include our maintaining the listing of our ordinary shares on the SGX-ST for at least 12 months prior to such termination. The SGX-ST may suspend and/or delist our ordinary shares on the SGX-ST if STSPL, other substantial shareholders (i.e., shareholders who have an interest in 5% or more of our outstanding ordinary shares) and our directors, together with their respective associates (as defined in the listing manual of the SGX-ST), own in the aggregate more than 90% of our outstanding ordinary shares. See “— The SGX-ST may suspend and/or delist our ordinary shares on the SGX-ST. Furthermore, we may voluntarily delist our ordinary shares from the SGX-ST.” If we are delisted from the SGX-ST, we will not be able to rely on the deregistration rules for foreign private issuers described above and it will consequently be more difficult for us to deregister and may result in a diversion of management’s time and other resources. If our Company’s U.S. ADTV or number of holders of our ordinary shares and ADSs does not fall below the applicable thresholds, if our ordinary shares are delisted from the SGX-ST or if our Company is unable to meet other applicable conditions for deregistration, our Company will have to continue to incur the significant costs and administrative burdens associated with maintaining compliance with our U.S. public reporting obligations, which may have an adverse impact on our Company’s profitability and results of operations.

In addition, our Company’s efforts to meet applicable conditions for deregistration may result in a diversion of management’s time and other resources.

The SGX-ST may suspend and/or delist our ordinary shares on the SGX-ST. Furthermore, we may voluntarily delist our ordinary shares from the SGX-ST.

The SGX-ST may suspend and/or delist the listing of our ordinary shares on the SGX-ST if STSPL, other substantial shareholders (i.e., shareholders who have an interest in 5% or more of our outstanding ordinary shares) and our directors, together with their respective associates (as defined in the listing manual of the SGX-ST), own in the aggregate more than 90% of our issued ordinary shares. As of January 31, 2008, STSPL owned approximately 83.1% of our outstanding ordinary shares (including ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and all of our outstanding 2.5% convertible notes. In addition we received notice from Marathon Asset Management LLP (“Marathon”) in May 2007 that it had voting control over 102,305,000 ordinary shares, which represented 5.0% of our outstanding ordinary shares at that time, and non-voting control over an additional 37,549,000 ordinary shares, which represented 1.8% of our outstanding ordinary shares at that time and we received notice from OZ Management LLC (“OZ”) in April 2007 that it had an interest in 37,703,900 ordinary shares, which represented 1.9% of our outstanding ordinary shares at that time. Further purchases of ordinary shares and ADSs by STSPL, other substantial shareholders, our directors, or their respective associates may result in the suspension and/or delisting of the listing of our ordinary shares on the SGX-ST.

Furthermore, Temasek and STSPL may seek to cause us to voluntarily delist from the SGX-ST, and have also discussed with us the possibility of our Company voluntarily delisting from the SGX-ST. However, as any delisting from the SGX-ST is subject to certain conditions being satisfied, such as obtaining shareholders’ approval as discussed below and making an offer to all holders of outstanding ordinary shares (including ordinary shares represented by ADSs, if any) and outstanding convertible notes issued by our Company of a reasonable exit alternative (which would normally be in cash), there is no certainty as to whether STSPL and Temasek will proceed to seek a delisting from the SGX-ST. Furthermore, any voluntary delisting from the SGX-ST is subject to the decision of our Board of Directors.

Under the listing manual of the SGX-ST, the SGX-ST may agree, upon our application, to delist our Company if, subject to compliance with other requirements under the listing manual of the SGX-ST, the proposal to delist is approved at a general meeting by a majority of at least 75% of the ordinary shares held by the shareholders present and voting on a poll, and the proposal is not voted against by 10% or more of the ordinary shares held by the shareholders present and voting on a poll. On a poll, each shareholder has one vote for each share that the shareholder holds. Under the listing manual of the SGX-ST, our directors and our controlling shareholder (namely, STSPL) may vote on the proposal to delist.

Delisting from the SGX-ST would mean that shareholders who continue to hold our ordinary shares after such delisting would hold shares in an unlisted company, and it is likely to be difficult for such shareholders to sell their ordinary shares in the absence of a public market for the ordinary shares. Furthermore, after delisting, we would no longer be obliged to comply with the listing manual of the SGX-ST, in particular the corporate disclosure requirements applicable to Singapore listed companies, which would substantially reduce the information required to be furnished by us to our shareholders and to the SGX-ST.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a company incorporated in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing companies incorporated in Singapore. The rights of our shareholders and the responsibilities of our management and the members of our Board of Directors under Singapore law may be different from those applicable to a company incorporated in the United States. For example, controlling shareholders of U.S. companies have fiduciary duties to minority shareholders while controlling shareholders in Singapore companies are not subject to such duties. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholder than they would as shareholders of a company incorporated in the United States.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

Our Company is a limited liability company incorporated under the laws of Singapore. Most of our directors and a majority of our senior management reside outside the United States. In addition, a majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for shareholders to enforce liabilities based upon United States federal securities laws. We have been advised that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States may not be enforceable in Singapore courts. We have also been advised that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

The Singapore securities market is relatively small and more volatile than markets in the United States and may cause the market price of our ordinary shares and our ADSs to fluctuate.

The SGX-ST is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of December 31, 2007, there were 762 companies listed on the Main Board of the SGX-ST and the aggregate market capitalization of listed equity securities of these companies was approximately S$766.0 billion. The relatively small market capitalization of, and trading volume on, the SGX-ST may cause the market price of securities of Singapore companies, including our ordinary shares and, in turn, our ADSs, to fluctuate.

Our concentrated ownership reduces the trading liquidity of our ordinary shares and ADSs and there can be no assurance that a more liquid trading market will ever develop or be sustained.

As of January 31, 2008, STSPL owned approximately 83.1% of our outstanding ordinary shares (including ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and all of our outstanding 2.5% convertible notes. In addition we received notice from Marathon in May 2007 that it had voting control over 102,305,000 ordinary shares, which represented 5.0% of our outstanding ordinary shares at that time, and non-voting control over an additional 37,549,000 ordinary shares, which represented 1.8% of our outstanding ordinary shares at that time and we received notice from OZ in April 2007 that it had an interest in 37,703,900 ordinary shares, which represented 1.9% of our outstanding ordinary shares at that time. Our concentrated ownership reduces the trading liquidity for the Company’s ordinary shares and ADSs, which could lead to a lower and/or more volatile trading price for the ordinary shares and ADSs. The price at which the ordinary shares and ADSs may be sold will be unpredictable if there are very few trades in the ordinary shares because a relatively small block of shares traded can lead to a dramatic fluctuation in the share price. We cannot assure you that a more liquid trading market will develop or be sustained.

Future sales, perceived sales, or issuances of our ordinary shares or our ADSs by our Company or existing shareholders could cause the price of our ordinary shares and our ADSs to decline.

Sales or issuances of our ordinary shares or our ADSs in the public market, or the perception that these sales could occur, could cause the market price of ordinary shares and our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate. All of our outstanding shares are freely transferable without restriction in Singapore and in the United States (in the form of ADSs), except that the shares owned by our affiliates, including Temasek and STSPL, may only be sold in the United States if they registered or if they qualified for an exemption from registration, including pursuant Rule 144 under the Securities Act of 1933, as amended (“Securities Act”).

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

The ability of holders of our ADSs to participate in the proposed capital reduction is limited by the terms of the deposit agreement for the ADSs and the timing of our proposed termination of our ADR program.

Holders of our ADSs may receive the cash distribution associated with our proposed capital reduction (if effected) with respect to the ordinary shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. We are currently maintaining our ADR program as a Level I program. We intend to terminate our ADR program and the timing of the termination of our ADR program will take into consideration the expected timetable for the proposed capital reduction and cash distribution. In the event there is a delay in our currently contemplated timing for the proposed capital reduction, we may nonetheless proceed to terminate our ADR program while our capital reduction is pending. If the books closure date (or record date) for the proposed cash distribution (if effected) occurs after the termination of our ADR program but during the period of time after the termination of the ADR program during which ADS holders may exchange their ADSs for the underlying ordinary shares (the “exchange period”), ADS holders will only be able to receive the cash distribution pertaining to the ordinary shares underlying their ADSs if they exchange their ADSs for the underlying ordinary shares or at the end of the exchange period upon a sale by the depositary of any remaining underlying ordinary shares in the ADR program and a distribution of the net proceeds thereof together with the cash distribution pertaining to such remaining underlying ordinary shares, in each case, subject to the payment of ADS cancellation fees and cash distribution fees. If the books closure date for the proposed cash distribution (if effected) occurs after the exchange period expires, any ADSs remaining in the ADR program at the end of the exchange period may be sold by the depositary and any holder of such ADSs would not receive the cash distribution if the sale occurs prior to the books closure date.

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

STATS ChipPAC Ltd. was incorporated under the laws of Singapore as a limited liability company on October 31, 1994 and began operations in January 1995.

In February 2000, we completed our initial public offering. Our ordinary shares are listed on SGX-ST (SGX-ST: STATSChP). Our ADSs were traded on Nasdaq from January 28, 2000 to December 28, 2007. We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007. We are currently maintaining our ADR program as a Level I program. We intend to terminate our ADR program and the timing of the termination of our ADR program will take into consideration the expected timetable for our proposed capital reduction and cash distribution as discussed below. We will make an announcement of the expected timing of the termination of our ADR program when we have established the expected timetable for our proposed capital reduction and cash distribution. Further, the deposit agreement (the “Deposit Agreement”) for the ADSs provides that ADSs may be exchanged for the underlying ordinary shares for six months after termination of the ADR program. We are in discussions with Citibank, N.A., the depositary for the ADSs (the “Depositary”), about amending the Deposit Agreement to shorten this period from six months to 30 days.

Our registered office and principal executive offices are located at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore, and our telephone and facsimile numbers at that address are (65) 6824-7888 and (65) 6720-7829, respectively. Our website address is www.statschippac.com. Information contained on our website does not constitute a part of this annual report. Our agent for service in the United States is the current Company Secretary of STATS ChipPAC, Inc., located at 47400 Kato Road, Fremont, CA 94538, United States of America; Telephone: 1 (510) 979-8000; Facsimile: 1 (510) 979-8001. We are headquartered in Singapore and our global manufacturing operations are carried out mainly in South Korea, Singapore, China, Malaysia, Taiwan, Thailand and the United States. We have sales offices in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands.

On August 5, 2004, we completed our merger with ChipPAC, Inc., which resulted in ChipPAC, Inc. becoming our wholly-owned subsidiary. In connection with the merger, we changed our name from ST Assembly Test Services Ltd to STATS ChipPAC Ltd. and our subsidiaries changed their names from ChipPAC Limited, ChipPAC Korea Ltd., ChipPAC (Shanghai) Company Limited and ChipPAC Malaysia Sdn. Bhd. to STATS ChipPAC (BVI) Limited, STATS ChipPAC Korea Ltd., STATS ChipPAC (Shanghai) Co., Ltd. and STATS ChipPAC Malaysia Sdn. Bhd., respectively. In January 2005, ST Assembly Test Service, Inc. was merged into ChipPAC, Inc. and the entity surviving the merger was renamed STATS ChipPAC, Inc. In October 2007, our 52%-owned subsidiary, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation. For information concerning the merger of our Company with ChipPAC, see “Item 10. Additional Information — C. Material Contracts,” and elsewhere in this annual report.

In March 2007, STSPL, a wholly-owned subsidiary of Temasek, launched a voluntary conditional cash offer for our ordinary shares at S$1.75 per share and S$17.50 per ADS. The tender offer also included an offer by STSPL for our zero coupon convertible notes at S$997.50 per US$1,000 principal amount of the notes and our 2.5% convertible notes at S$1,872.50 per US$1,000 principal amount of the notes. The offer price for each series of the convertible notes was the “see-through” price, which is the price holders of the convertible notes would receive if they converted their convertible notes into ordinary shares or ADSs at the conversion prices specified in the terms of the convertible notes and then tendered their ordinary Shares or ADSs in the tender offer. However, if STSPL were to acquire such number of ordinary shares (including ordinary shares represented by ADSs) as to result in STSPL holding 90% or more of the outstanding ordinary shares, whether pursuant to the tender offer or otherwise, the offer price would have been raised to the higher offer price of S$1.88 per ordinary share and S$18.80 per ADS. The “see-through” higher offer price were S$1,071.60 per US$1,000 principal amount of our zero coupon convertible notes and S$2,011.60 per US$1,000 principal amount of our 2.5% convertible notes. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under our share option plans. The option price was calculated on a “see-through” basis, which means that the option price for an option was the amount (if positive) of the offer price or (if applicable) the higher offer price less the exercise price of that option. If the exercise price of an option is equal to or more than the offer price or (if applicable) the higher offer price, the option price for each option was the nominal amount of S$0.001. In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of our outstanding ordinary shares (including ADSs, but excluding the ordinary shares issuable upon conversion of the US$134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and $134.5 million aggregate principal amount of our 2.5% convertible notes. In addition, options representing 85,348,090 ordinary shares were surrendered and cancelled. STSPL paid the offer price for the securities acquired in the tender offer as the 90% threshold for the higher offer price to be applicable was not reached. The balance $15.5 million outstanding principal amount of our 2.5% convertible notes were converted into ADSs in May 2007.

In October 2007, we consummated the acquisition of LSI’s assembly and test operation in Thailand.

In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. The proposed capital reduction is subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution and the repayment of certain of our outstanding debt (including the redemption or repurchase of our senior notes that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to us. The proposed capital reduction is also subject to (1) approval by the SGX-ST and other applicable regulatory authorities, (2) approval by our shareholders at an extraordinary general meeting of shareholders that we will be convening on March 17, 2008, (3) approval by the Singapore High Court and (4) our Board of Directors determining, following the satisfaction of the preceding conditions, that it is in our best interests to effect the proposed cash distribution.

Our capital expenditures in 2005, 2006 and 2007 amounted to $277.7 million, $348.5 million and $268.8 million, respectively. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditures to be approximately $300 million in 2008 as our capital expenditure spending continues to be targeted at demand we see from our customers.

For a more detailed discussion of our capital expenditures and financing for such capital expenditures, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

B.	Business Overview

We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:

•	Packaging services: providing leaded, power, array, memory card and wafer level chip-scale packages (“CSPs”) to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers (“RDL”), integrated passive devices (“IPD”) and wafer bumping services for flip-chip and wafer level CSPs. As part of customer support on packaging services, we also offer package design; electrical, mechanical and thermal simulation; measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing on a diverse selection of test platforms covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal, radio frequency (“RF”), analog and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack, and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.

We have a leadership position in providing advanced packages, such as stacked die (“SD”), System-in-Package (“SiP”) and flip-chip, as well as BGA packages and wafer level CSPs. We are a leader in high volume assembly, test and distribution of discrete and analog power packages.

We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications and consumer applications. We have strong expertise in testing a wide range of high-performance digital devices.

We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their individual needs.

We are headquartered in Singapore and our manufacturing facilities are strategically located in South Korea, Singapore, China, Malaysia, Taiwan (which includes our 52%-owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation) and Thailand. We also have test pre-production facilities in the United States. We market our services through our direct sales force in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

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

The semiconductor industry is highly cyclical mainly due to the cyclicality of demand in the markets of the products that use semiconductors. This is significantly exacerbated by the capital intensive nature of the semiconductor industry and the time required to set up new capacity, which results in periods of high capacity utilization when demand is robust followed by periods of underutilization and accelerated price erosion when new capacities are commissioned and demand growth slows.

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

Outsourced semiconductor manufacturing services have grown faster than the semiconductor market as a whole over the past four years. We believe that the reduced investments in packaging and test capacity by semiconductor manufacturers will better position outsource providers to capture a greater percentage of future volume levels.

The semiconductor industry experienced a significant downturn beginning in the fourth quarter of 2000. This downturn had a significant adverse impact on our sales and financial performance as customers reduced purchase orders to reflect inventory corrections and lower demand experienced in their end-user markets. The semiconductor industry started to recover in late 2002. However, in late 2004 to early 2005 and again in late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. The semiconductor industry experienced an average growth between 2% and 3% in 2007 as compared to 2006. A recent forecast published by a recognized industry research analyst projects a growth of approximately 3.4% in 2008 as compared to 2007. We expect the SATS market to grow at a faster pace than the semiconductor industry as a whole and we believe that we are well positioned to benefit from the growing outsourcing trend and from our strategic positioning in the higher growth communication, computing and consumer markets.

In 2005, our net revenues grew by 50.5% over 2004 to $1,157.3 million primarily due to our acquisition of ChipPAC and a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging functions. In 2006, our net revenues grew by 39.7% over 2005 to $1,616.9 million. In 2007, our net revenues increased by 2.1% over 2006 to $1,651.6 million. We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.

Semiconductor Manufacturing Process

The production of a semiconductor is a complex process that requires sophisticated engineering and manufacturing expertise. The production process can be broadly divided into three primary stages:

•	wafer fabrication, including wafer probe, wafer bumping and input/output (“I/O”) trace redistribution;

•	assembly of bare semiconductors, or die, into finished semiconductors (referred to as “assembly” or “packaging”); and

•	final testing of assembled semiconductors.

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

Wafer Bumping.  Wafer bumping is a process by which contact points or I/O pads on a wafer are heightened above the wafer surface by adding conductor material like solder bump. These contact bumps are bonded or fused to make all required electrical connections to tape or interconnection substrate in a single process step. Bumps may be created on the die edges or distributed over the surface of the die in an area array format. This process is usually used in flip-chip die attached for flip-chip packages.

I/O Trace Redistribution.  I/O trace redistribution is a process where contact points of high-density, fine-pitch peripheral I/O bonding pads on a semiconductor chip are fanned-out using new traces created on multiple layers of masks to achieve evenly distributed large pitch bonding pads for the ease of solder bump or ball placement in the subsequent flip-chip interconnect process.

Assembly.  The assembly process packages the semiconductor chip to protect it, facilitate its integration into electronic systems and enable the dissipation of heat. In the assembly process, the wafer is diced into individual dies that are then attached to a substrate with an epoxy adhesive. Typically leads on the substrate are then connected by extremely fine gold wires to the I/O terminals on the die through the use of automated equipment known as “wire bonders.” Finally, each die is encapsulated in a molding compound, thus forming the package.

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

Leverage our established presence in the major geographic hubs of wafer fabrication.  We have manufacturing facilities located in South Korea, Singapore, China, Malaysia, Thailand and Taiwan, and test pre-production facilities in the United States. We intend to leverage our strategic proximity to the major geographic hubs of wafer fabrication to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

Capitalize on our research and development capabilities to drive accelerated growth.  We have 300 employees in our research and development department, which focuses on developing advanced technologies to meet our customers’ needs. We believe this will enable us to capture potential opportunities and accelerate our growth.

Continue to cultivate our strong customer relationships.  We have a broad and diversified customer base that includes most of the world’s leading semiconductor companies across the fast-growing communications, computing and consumer markets. No single customer accounted for more than 15% of our net revenues in 2007. We seek to strengthen these relationships and build new relationships by providing our customers with an integrated supply chain solution.

Continue to focus on high-quality customer service.  Our customers demand increasingly high levels of service. Our close interactions with our customers enable us to better anticipate and meet their requirements on a timely basis. We focus on developing and delivering to our customers semiconductor designs that are developed, packaged, tested and delivered on time and as specified to any of their global locations. Our flexible manufacturing model allows us to better address periodic, product-specific capacity constraints that negatively affect smaller players. We have implemented information technology platforms to enable the seamless integration of our customers’ systems into ours, to enable them to obtain real-time information on their works-in-progress and thereby facilitate their production planning processes. We believe that offering high-quality customer service is critical to attracting and retaining leading semiconductor companies as our customers. We intend to continue fostering a service-oriented and customer-focused environment.

Our Services

We offer semiconductor packaging and test services to the semiconductor industry for applications in communications, computing, consumer, automotive and industrial markets. We offer full backend turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. In 2007, 74.7% of our net revenues were derived from packaging services and 25.3% of our net revenues were derived from test and other services.

The following table sets forth the percentage of net revenues by packaging product group and testing and other services for the periods indicated.

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Packaging — array	50.2%	55.5%	56.3%
Packaging — leaded	22.0	18.3	18.4
Test and other services	27.8	26.2	25.3

Total	100.0%	100.0%	100.0%

Packaging Services

We offer a broad range of advanced array, leaded and power packages designed to provide customers with a full range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. Packaging serves to protect the die and facilitate electrical connection and heat dissipation. As part of customer support on packaging services, we also offer complete package design, electrical and thermal simulation, measurement and design of lead-frames, substrates and wafer level integrations. Our packaging revenue was $1,233.6 million in 2007, compared to $1,194.3 million in 2006. Our two key types of packaging services, array and leaded, contributed approximately 56.3% and 18.4%, respectively, of our net revenues in 2007.

Array Packaging.  Array substrate-based packaging represents one of the fastest growing areas in the semiconductor packaging industry and is used primarily in computing platforms, networking, hand-held consumer products, wireless communications devices, personal digital assistants, video cameras, home electronic devices such as Digital Video Disc (“DVDs”) and game consoles.

Benefits of array packaging over leaded packaging include:

•	smaller size;

•	greater pin count, or number of connections to the printed circuit board;

•	greater reliability;

•	higher power dissipation;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

BGA technology was first introduced as a solution to problems associated with the increasingly high lead counts required for advanced semiconductors used in applications such as portable computers and wireless telecommunications. As the number of leads surrounding the integrated circuits (“IC”) increased, high lead count packages experienced significant electrical shorting problems. The BGA technology solved this problem by effectively creating leads on the bottom surface of the package in the form of small bumps or solder balls. In a typical BGA, the semiconductor die is placed on top of a plastic or tape laminate substrate rather than a lead-frame. The die is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of solder balls that connect the packaged device to a printed circuit board. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual balls. For the highest lead count devices, the BGA format can be manufactured less expensively and requires less delicate handling.

Our BGA are typically used in semiconductors that require enhanced performance, including digital signal processors (“DSPs”), microprocessors and microcontrollers, application-specific integrated circuits (“ASICs”), field programmable gate arrays (“FPGAs”), memory and PC chipsets. Our BGA typically have between 16 and 900 balls.

Several of these packages have been developed as CSPs. The emphasis of these packages is on low profile, small footprint and lightweight characteristics. These are ideal for medium pin-count applications which require dense arrays in very small package sizes such as hand-held wireless equipment, mobile base stations and digital photography.

We supply our customers with substantially the entire family of BGA packaging services offered in the marketplace today, including:

•	Standard BGA. Standard BGA packaging has a grid array of balls on the underside of the IC, and is used in high-performance applications, like PC chipsets, graphic controllers and DSPs. A BGA generally has greater than 100 balls.

•	Chip-scale. Chip-scale packaging includes all packages where the package is less than 1.2 times the size of the silicon die. Chip-scale BGA is a substrate (laminate or tape)-based package that is designed for memory devices and other medium pin count semiconductors and requires dense ball arrays in very small package sizes, like wireless telephones and mobile hand-held devices, video cameras, digital cameras and pagers.

•	System-in-Package. SiP is a family of CSPs that contain several semiconductor dies along with passive components such as resistors, capacitors and inductors in one package. Dies can either be stacked on top of each other or side by side. This technology allows greater functionality in the same package footprint and thickness without significant cost increase. These packages are used in wireless handsets, consumer products and mobile computing applications.

•	Chip-scale Module Packaging (“CSMP”). CSMP is an advanced SiP solution which features a modular architecture that integrates mixed IC technologies and a wide variety of IPD such as resistors, capacitors, inductors, filters, Balanced Unbalanced (“BALUNs”) and interconnects directly onto a silicon substrate. The result is a high performance, system-level solution, which provides a significant reduction in die size, weight, number of interconnections and system board space requirements, and can be used for many applications.

•	Flip-chip. Flip-chip packaging, in which the silicon die is directly attached to the substrate using gold or solder bumps instead of wire bonds, provides the most dense interconnect with the highest electrical and thermal performance. Flip-chip technology is used in a wide array of applications ranging from consumer products to highly sophisticated ASICs, PC chipsets, graphics and memory packages. Flip-chip packages are available in various package formats including Quad Flat No-Lead (“QFN”), Low-Profile Fine-Pitch Ball Grid Array (“LFBGA”), Land Grid Array (“LGA”), BGA, Flip-Chip Ball Grid Array with Multi-Package Module (“fcBGA-MP”), and complex three-dimensional (“3D”) packages (SiP, multi-die (“MD”), Package-in-Package (“PiP”)).

•	3D Package Stacking (PiP, Package-on-Package (“PoP”)).

(i)	PiP is a 3D package which stacks a fully tested Internal Stacking Module (“ISM”) on top of a Base Assembly Package (“BAP”) to form a single CSP solution.

(ii)	PoP is a 3D package in which fully tested packages such as single die FBGA (as defined herein) or stacked die FBGA (typically MD) is stacked on top of another single stacked die FBGA (which is typically base band or analog die) during the board mount process.

While stacked die packages have been extremely successful in delivering increased functional integration in ultra thin profiles, cumulative yield impact and lack of Known Good Die (“KGD”) in some device applications necessitate pretesting of packaged devices in a 3D configuration. As a result, stacking pretested packages together in single solution is emerging as a next generation technology of choice in wireless applications. For applications such as mobile phones which require integration of a digital base band or DSP and an analog device, PiP and PoP are effective stacked package solutions. Three-dimensional — Next Generation Packages are available in various package formats including PiP, Flip-Chip PiP, PoP and Fan-in Package-on-Package (“Fi-PoP”).

While we believe that flip-chip BGA represents the current generation of BGA packaging technology, we believe that standard BGA and chip-scale BGA packaging will experience long life cycles as have many of our leaded packaging solutions.

Our array packages, including CSPs, are described below:

Number
Package Format	of I/Os	Description	Types of Applications

Fine Pitch Land Grid Array (“FLGA”)	8-200	Laminate substrate based package with plastic overmolded encapsulation. Unlike a standard FBGA, second level interconnect is achieved on the LGA by connecting “lands” on the package directly onto the printed circuit board through solder re-flow. Available in a broad range of Joint Electron Device Engineering Council (“JEDEC”) standard body sizes including Thin Profile FLGA (<1.20mm) (“TFLGA”), Very Thin Profile FLGA (<1.00mm) (“VFLGA”) and Very Very Thin Profile FLGA (<0.80mm) (“WFLGA”) package thickness.	Mobile phone, wireless RF, analog, ASIC, memory chip.

Stacked Die Fine Pitch LGA (“FLGA-SD”)	8-200	Compact MD designed for space sensitive applications. Capability to stack up to seven dies in one package. Available packages including includes TFLGA-SD, VFLGA-SD and WFLGA-SD packages.	Mobile phone, wireless RF, analog, ASIC, memory chip.

Flip-chip Low Profile Fine Pitch BGA (“fcLFBGA”)	49-144	Chip-scale BGA with Flip-chip/bump interconnect, instead of wire bonding.	Mobile phone, Wide Area Network (“WAN”)/Local Area Network (“LAN”) equipment.

Flip-chip BGA (“fcBGA”)	225-1,152	BGA with Flip-Chip/bump interconnect instead of wire bonding.	DSP, ASIC, FPGA.

Fine Pitch BGA (“FBGA”)	40-450	Smaller and thinner BGA designed for applications which are space constrained and require electrical performance. Available in a broad range of JEDEC standard body sizes with LFBGA (<1.70mm, typically <1.40mm), TFBGA (<1.20mm), VFBGA (<1.00mm),	Mobile hand-held devices, Global Positioning System (“GPS”) and multimedia.
WFBGA (<0.80mm) and UFBGA (0.55mm max.) package thickness. LFBGA with attached heatsink (“LFBGA-H”) is qualified for small body sizes.

Stacked Die Fine Pitch BGA (“FBGA-SD”)	40-450	Compact MD designed for space sensitive applications. Capability to stack up to seven dies in one package. Available in a broad range of JEDEC standard body sizes with LFBGA (<1.70mm, typically <1.40mm), TFBGA (<1.20mm), VFBGA (<1.00mm), WFBGA (<0.80mm) and UFBGA (0.55mm max.) package thickness. LFBGA-H (with attached heatsink) is qualified for small body sizes.	Mobile hand-held devices and multimedia.

Tape Ball Grid Array Package (“TBGA”)	256-896	BGA characterized by a flex-tape substrate mounted on a copper heatspreader. This package has a high thermal dissipation.	WAN/LAN equipment and base station.

Enhanced BGA (“EBGA”)	159-1,152	High pin count, thermally-enhanced BGA suitable for high power applications which utilize heat sinks for thermal dissipation.	WAN/LAN equipment and base station.

Plastic Ball Grid Array (“PBGA”)	169-1,253	Electrically enhanced BGA package designed for high I/O replacement.	Access/LAN equipment, PC/graphics and base station.

Number
Package Format	of I/Os	Description	Types of Applications

Stacked Die Plastic Ball Grid Array (“PBGA-SD”)	121-1,253	Increased sub-system performance achieved by integrating multiple chips into a single package. Capability to stack up to seven dies in one package.	DSPs and memory, gate arrays, ASICs, PC chipsets and peripherals, microprocessors/controllers.

Exposed Drop-in Heat Spreader Plastic BGA (“PBGA-H”)	169-1,253	Thermally enhanced PBGA with 20% greater thermal dissipation than PBGA.	Access/LAN/PC/graphics and base station equipment.

Plastic Ball Grid Array — Multi-Die (“PBGA-MD”)	74-1,253	BGA integrated with two or more MD within a PBGA.	Access/LAN/PC/graphics and base station equipment.

PiP	40-450	A 3D package that stacks a fully tested ISM on top of a BAP to form a single package solution.	Mobile hand-held devices, PC, MPEG-1 Audio Layer 3 players (“MP3 players”), base station modems, memory cards and consumer electronics.

PoP	128-700	A 3D package in which fully tested package are stacked on top of another package during the board mount process.	Mobile hand-held devices, PC, MP3 players, base station modems, memory cards and consumer electronics.

Leaded Packaging.  “Leaded” or “lead-frame” package is the most widely used package type and is used in almost every electronic application, including automobiles, household appliances, desktop and notebook computers and telecommunications. Leaded packages have been in existence since semiconductors were first produced and are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. With leaded packages, the die is attached to a lead-frame (a flat lattice of leads) and very fine gold wires are bonded (welded) to the chip and the leads to provide the interconnect. The chip is then encapsulated in plastic to form a package, with the ends of the lead-frame leads protruding from the edges of the package to enable connection to a printed circuit board. Specific packaging customization and improvements are continually being engineered to improve electrical and thermal performance, shrink package sizes and enable multi-chip capability.

Standard Lead-frame Packages.  Our standard lead-frame packages are used in a variety of applications, including mobile phones, computers, networking systems, and consumer and industrial products. We focus on high-performance, thin profile and near chip-scale lead-frame packages. The following table summarizes our standard lead-frame packages:

Number
Package Format	of I/Os	Description	Types of Applications

Thin Shrink Small Outline Package (“TSSOP”)	8-56	Traditional lead-frame package with thickness below 1.0mm designed for logic, analog and mixed-signal devices such as Flash, Static Random Access Memory (“SRAM”), Erasable Programmable Read-Only Memory (“EPROM”), Electrically Erasable Programmable Read-Only Memory (“EEPROM”) and Dynamic Random Access Memory (“DRAM”).	Mass storage, multimedia and mobile hand-held devices.

Thin Small Outline Package (“TSOP”)	28-56	Traditional lead-frame package with two-side leads, and a surface mount technology (“SMT”) designed for memory, RF/wireless, logic, linear and automotive devices.	PCs, portable electronics, networking equipment and automotive electronics.

Thin Quad Flat Package (“TQFP”)	32-128	Advanced Quad Flat Package (“QFP”) with thickness of 1.0mm for use in low profile, space-constrained applications.	Mobile phone, mass storage and multimedia.

Low Quad Flat Package (“LQFP”)	32-208	Advanced QFP with thickness of 1.4mm for use in low profile, space-constrained applications.	Mobile phone, mass storage and multimedia.

Metric Quad Flat Package (“MQFP”)	44-240	Traditional QFP designed for ASICs, FPGAs and DSPs.	Access/LAN equipment, multimedia and mass storage.

Enhanced Lead-frame Packages.  Our enhanced lead-frame packages are similar in design to our standard lead-frame packages but are generally thinner and smaller and have advanced thermal and electrical characteristics which are necessary for many of the leading-edge semiconductors designed for communications applications.

We believe we are a leader in offering chip stack technology that provides the flexibility of stacking up to seven dies in a single package to improve package performance and functionality while reducing overall package size and cost. These solutions provide us with a significant competitive advantage when servicing customers who need to reduce the form factor of their devices while increasing product functionality, for instance in mobile hand-held and phone applications.

The following table summarizes our enhanced lead-frame packages:

Number of
Package Format	I/Os	Description	Types of Applications

QFN	4-88	Lead-frame based plastic encapsulated CSP in single mold cavity format or molded array format. Available in a broad range of JEDEC standard body sizes including Extremely Thin Quad Flat Non-Leaded Package (“XQFN”) (<0.50mm), Ultra Thin Quad Flat Non-Leaded Package (“UQFN”) (<0.65mm), Very Very Thin Quad Flat Non-Leaded Package (“WQFN”) (<0.80mm) and Very Thin Quad Flat Non-Leaded Package (“VQFN”) (<1.00mm) package thickness.	Mobile hand-held devices and GPS.

Dual Row Quad Flat No-Lead (“QFN-dr”)	44-156	QFN version with staggered dual row leads offers higher I/O counts.	Mobile hand-held devices and GPS.

Bumped Chip Carrier (“BCC”)	16-84	Lead-frame based near chip-scale.	Mobile hand-held devices and GPS.

Dual Row Bumped Chip Carrier (“BCCs”)	84-148	BCC version with staggered dual row leads offers higher I/O counts.	Mobile hand-held devices and GPS.

Exposed Pad Low Quad Flat Package (“LQFP-ep”)	32-208	Thermally enhanced QFP with 30% greater thermal dissipation than MQFP.	Access/WAN/LAN equipment and PC/graphics and hard disk drive (“HDD”).

Exposed Pad Thin Quad Flat Package (“TQFP-ep”)	32-128	Thermally enhanced TQFP with 30% greater thermal dissipation than TQFP.	Access/WAN/LAN equipment, PC/graphics, HDD, mobile hand-held devices and GPS.

Exposed Pad Thin Shrink Small Outline Package (“TSSOP-ep”)	8-56	Thermally enhanced TSSOP with 30% greater thermal dissipation than TSSOP.	Mobile hand-held devices and mass storage multimedia.

Stacked Die Quad Flat Package (“LQFP-SD”)	32-208	Compact MD designed for space constrained applications.	Mobile hand-held devices, GPS, HDD and multimedia.

Stacked Die Exposed Pad Low Quad Flat Package (“LQFP-ep-SD”)	32-208	Thermally enhanced LQFP-SD designed for space constrained applications with thickness of 1.4mm and greater thermal dissipation than LQFP-SD.	Mobile hand-held devices, PC, GPS, HDD, MP3 players, pagers and consumer electronics.

Stacked Die Exposed Pad Thin Quad Flat Package (“TQFP-ep-SD”)	32-128	Thermally enhanced with MD TQFP designed for space constrained applications with thickness of 1.0mm and greater thermal dissipation than LQFP-SD.	Mobile hand-held devices, PC, GPS, HDD, MP3 players and consumer electronics.

Stacked Die Thin Small Outline Package (“TSOP-SD”)	24-56	Compact MD designed for space constrained applications.	Mobile hand-held devices, GPS, HDD and multimedia.

Power Packaging.  Our facility in Malaysia maintains a vast array of special machines needed for power semiconductor assembly and test. In May 2007, we signed an agreement to sell these machines related to discrete power packages to Mingxin and to provide related training and technical assistance for $10.0 million. The agreement provides for the payment of the purchase price and transfer of the assets to take place in three equal installments over 12 months from the commencement of the first phase of the transfer unless the transfer plan is amended or updated by mutual agreement of the parties. Phase one commenced in July 2007. We believe the sale and transfer will be completed by July 2008. In the interim, we are continuing to operate these machines. Once the transfer is complete, we intend to cease to engage in the power package business.

Power semiconductors are used in a variety of end-markets, including telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. These end markets increasingly depend upon power regulation and control in the trend toward smaller devices and longer operating times. Packaging manufacturers are left to contend with shrinking chip geometries owing to continued emphasis upon greater mobility and portability. Power semiconductors typically involve higher current and voltage levels than memory, logic and microprocessor devices. The high current involved in switching high voltages on and off and the phase control of alternating current (“AC”) signals result in considerable power dissipated internally that produces heat. Thus, our power packages are designed to conduct the resultant heat away from the chip as power is dissipated, preventing the power device from being destroyed.

Power package assembly is somewhat different from assembly of non-power IC as it employs special solder die attach and heavy aluminum wire bonding machines. Higher current levels of power semiconductors likewise require larger diameter aluminum and gold wire than non-power ICs to carry the load.

In response to ongoing government regulation and the industry trend towards environmentally friendly products, our packaging operations introduced a “green” molding compound and set up a dedicated lead-free pure tin plating machine for leadframe based products since 2001.

In 2004, we announced the offering of lead-free and “green” material options for our entire package portfolio. These lead-free and “green” packages are qualified with enhanced moisture sensitivity level to withstand the higher reflow temperature at board packaging that is required for lead-free solders, complying with current JEDEC and Japan Electronics & Information Technology Industries Association standards for lead-free reflow profile with a peak temperature of 260 degrees Celsius. Our “green” initiative is developed in accordance with a number of international standards including the European Commission’s Directive on Waste from Electrical and Electronic Equipment and Restriction on Hazardous Substances.

In response to industry trends toward fine line and space wafer fabrication technology, we have improved our fine pitch wire bonding capability to handle up to 35 micron in-line bond pad pitch and 40/20 micron staggered bond pitch. We have also established complete handling and packaging processes for gallium arsenide (“GaAs”) semiconductors.

Wafer Process Services.  As part of our efforts to be a total turnkey packaging and test solutions provider for high-end products, including products requiring wafer bumping, probe and flip-chip packaging and test solutions, we introduced Flex-On-Cap (“FOC”) wafer bumping services, with and without RDL for 150mm and 200mm wafers in 2003 and we started to offer 300mm wafer electroplated solder bumping services in 2005. In 2006, we set up a facility to provide 200mm gold bumping services as part of our strategy to service the high-growth liquid crystal display driver semiconductor market. For the purposes of strategic positioning in other high-growth areas, we plan to convert the equipment relating to the 200mm gold bumping services, where applicable, to 200mm wafer electroplated solder bumping services.

Test Services

We provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and RF devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have capitalized on this trend by enhancing our test service capabilities. Our test revenue was $418.0 million in 2007, compared to $422.7 million in 2006.

We offer wafer probe and final testing on many different platforms, covering the major test platforms in the industry. Wafer probe is the step immediately prior to the packaging of semiconductors and involves electrical testing of the processed wafer for defects. Wafer probe services require similar expertise and testing equipment to that used in final testing. We probe wafers at either ambient or elevated temperature in accordance with our customer’s test requirement. Wafers are probed either as bumped or un-bumped wafers. For bumped wafers, we can probe both peripheral or array bumped wafers. We believe this wafer probe capability is very important to customers who require KGD for flip-chip packaging.

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

Mixed-signal and RF Testing.  We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable modem set-top boxes; and for wireless telecommunications products such as cellular phones, base stations, wireless local area network (“WLAN”) and Bluetooth(tm) devices, PCs and consumer applications. Bluetooth(tm) is a technology that enables short range wireless communication between different electronic appliances. We are a member of the Bluetooth(tm) Special Interest Group. We also test mixed-signal semiconductors for computers and consumer components including audio devices, CD-ROM, hard disk drive controllers, DVD players and game consoles.

Digital Testing.  We test a variety of digital semiconductors, including high-performance semiconductors used in PCs, disk drives, modems and networking systems. Specific digital semiconductors tested include DSPs, FPGAs, microcontrollers, central processing units (“CPUs”), bus interfaces, digital ASICs and application specific standard products.

Memory Testing.  We provide wafer probe services covering a limited type of memory devices including static and non-volatile memories.

Test-Related Services.  We offer a variety of other value-added test-related services, including:

•	Burn-in process support. Burn-in is the process of electrically stressing semiconductors, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal semiconductors. During burn-in process support, we perform an analysis of burn-in rejects in order to determine the cause of failure.

•	Reliability testing. Reliability testing is the process of testing a semiconductor to evaluate its life span. It is performed on a sample of devices that have passed final testing.

•	Thermal and electrical characterization. Thermal and electrical characterization is the process of testing a semiconductor for performance consistency under thermal and electrical stress.

•	Dry pack. Dry pack is the process of baking the semiconductors in order to prevent the failure of any semiconductors due to exposure to moisture during shipping. We “dry pack” many of our packaged ICs in specially sealed, environmentally secure containers.

•	Tape and reel. Many electronic assembly lines utilize “tape and reel” methods in which semiconductors are placed into a pocket tape to enable faster attachment to the printed circuit board. We offer a service in which we ship packaged and tested devices on a tape and reel mechanism, in a tray or in a tube in accordance with our customer’s post-test requirements.

Pre-production and Post-production Services

We have developed and enhanced our pre-production and post-production services to provide a total solution for our customers. Our pre-production services for packaging include package development, and for testing include software and hardware development. Our wholly-owned subsidiary, STATS ChipPAC Test Services, Inc. in Milpitas, California, which is in Silicon Valley, delivers an extended range of high-end pre-production test services to new and existing customers. STATS ChipPAC Test Services, Inc. commenced operations in January 2002 and provides test hardware and software development services, pre-production volume testing services, tester rentals and a unique customer-to-lab-to-factory relay for fast production offloads and capacity coordination. At our customers’ request, certain finished and piloted test programs are transferred to our high-volume manufacturing facilities in Asia for full production release. STATS ChipPAC Test Services, Inc. operates as a microcosm of our high-volume Asian operations; it operates similarly configured testing systems and handling equipment to ensure transfers to our manufacturing facilities in Asia for subsequent volume production ramps are seamless. In December 2002, STATS ChipPAC Test Services, Inc. acquired our San Diego test facility from Conexant Systems Inc. for cash. STATS ChipPAC Test Services, Inc. began operations immediately in the San Diego facility and offers the same range of high-end pre-production test services that are offered in its facilities in Silicon Valley. We also provide post-production drop shipment services for our customers.

Package Development.  Our package development group interacts with customers early in the design process to optimize package design and manufacturability including through selection, design and development of the appropriate package, lead-frame or substrate for that device by simulating the semiconductor’s performance and end-use environment. For each project, our engineers create a design strategy in consultation with each customer to address the customer’s requirements, package attributes, design guidelines and previous experience with similar products. After a design is finished, we provide quick-turn prototype services. By offering package design and prototype services, we can reduce our customer’s development costs, accelerate time-to-volume production and ensure that new designs can be properly packaged at a reasonable cost. We offer these services at our facilities in Singapore, South Korea, China, Thailand, Taiwan and the United States.

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

Research and Development

Our research and development efforts are focused on developing new packages, design, assembly and test services and technologies required by our existing customers and that are necessary to attract new customers. We have invested considerable resources and we are among the leaders in new product and technology development. Our expenditures for research and development in 2005, 2006 and 2007 were $26.1 million, $30.4 million and $34.9 million, respectively. As of January 31, 2008, we employed 300 dedicated professionals for packaging and test development. We consider this a core element of our total service offering and expect to continue to invest significant resources in research and development.

Packaging Services

We have established a dedicated group of engineers whose primary focus is the development and improvement of materials and process technology as well as development of new and advanced packages. We work closely with our existing customers to better understand their immediate and future packaging needs. As a result, we focus our packaging research and development efforts in part on developing packages tailored to their individual requirements. Our web-based proprietary design and performance characterization provides the shortest time-to-market with predictable performance. These efforts take place at our package design development centers located in Singapore, South Korea, China, Taiwan, Malaysia and the United States.

We have a number of advanced packages under development to support our customers’ needs for high-performance packages. Our development roadmap includes flip-chip technology and comprises build-up substrate, wafer bumping and passive integration technology components. Flip-chip technology can be used in both low pin count as well as high pin count packages and is particularly suitable for devices that require more than 1,000 interconnects in a relatively small die. Build-up substrates deliver even higher interconnect density without compromising thermal and electrical performance. We believe flip-chip packages will find increasing application in high-end communications equipment such as switches, routers, PC chipsets, advanced memory buffer chips and high-end graphic processors. Furthermore, we have built capabilities to provide SiP solutions for the RF, wireless and cellular markets.

We also have next generation CSPs, both under development and in qualification, which incorporate lead-frame, laminate and tape technologies, along with MD stacking capabilities and wafer level 3D integrations. The emphasis in the development of such packages is the integration of more silicon chips in the same low-profile, small footprint and light weight package. This requires development of many enabling technologies in order to thin and stack dies in very low profile packages, Through Silicone Via (“TSV”) and wafer to wafer or wafer to die bonding technologies.

In 2007, we established a new research and development facility in Singapore focusing on TSV, micro-bump and other next generation technologies. Currently, over 30 dedicated professionals are working at this new facility.

We continually seek to develop and improve stacked die, stacked packages or 3D packages such as PiPs and PoPs to meet customer needs. These packages are used particularly in hand-held wireless communications equipment and are extremely useful for all hand-held devices including PC, mobile hand-held devices, base station modems, base-band circuits and memories. We continue to develop total SiP solutions to meet market demand for next generation devices with higher levels of integration, increased functionality and compact sizes.

In addition, we continue to increase our support functions for thermal, electrical, stress and package to board level reliability characterization. We offer a full range of thermal simulation and actual testing for all of our existing packages and packages under development. We have a full-service reliability laboratory that can stress test assembled semiconductors. In conjunction with local institutes and laboratories, we can also perform board level reliability testing of surface mount assembled packages.

During the past three years, we developed and introduced a number of new packages, including:

•	Chip-scale Module Package (LFBGA-CSMP, fcLGA-CSMP, QFN-CSMP);

•	Dual Row Quad Flat No-Lead (QFN-dr);

•	Molded multi-die CSP family with the following chip-stack combinations in package profile thickness ranging from 0.8 to 1.4mm (L/T/VFBGA):

—	Up to seven-chip stack, with up to four chips same chip size;

—	Up to six-chip stack, “pyramid stack”;

•	Stacked Die Bumped Chip Carrier package (BCC++ -SD2);

•	Flip-Chip BGA with High Lead bumping (fcBGA-Hi Lead);

•	Enhanced BGA with Multi Cavity (EBGA-MC);

•	PiP stacking — LFBGA, fcLFBGA;

•	PoP — LFBGA, VFBGA;

•	Stacked Die System-in-Package Multi Package Module — TFLGA-SiP-SD-MP;

•	Stacked Die System-in-Package LGA — VFLGA-SiP-SD4;

•	Bond on Chip Fine Ball Grid Array — TFBGA-BOC;

•	Stacked Die Bond on Chip Fine Ball Grid Array — TFBGA-BOC-SD;

•	Extremely Thin Fine Ball Grid Array and Land Grid Array (XFBGA, XFLGA);

•	Flip-Chip Quad Flat No-Lead (fcQFN);

•	Stacked Die Thin Small Outline Package (TSOP-SD7);

•	Thin Internal Stack Module (Thin ISM);

•	Flip-Chip Stacked Die Fine Pitch Ball Grid Array — fcTFBGA-SD2, fcLFBGA-SD2;

•	Extremely thin Quad Flat No-Lead — XQFN;

•	Multi Pad Quad Flat No-Lead — Multi Pad QFNs;

•	Memory Card Format — MS Micro, Multimedia Card, Micro SD, SD-USB;

•	Stacked Die FBGA with Wire-in-Film Technology — T/LFBGA-SD (WIF);

•	Wire Bonding with Bond on Trace Technology — 60 micrometer (“um”) Finger Pitch;

•	Molded Underfill Technology; and

•	Fine Pitch Fan-in Package-on-Package — T/VFBGA FiPoP.

We will continue to develop and introduce advanced packaging that meets the requirements of our customers.

Test Services

We focus on developing new technologies, software and processes to enhance efficiency and reliability and to shorten test times. These include multi-site testing, strip testing, test program optimization and hardware improvements designed to permit improved utilization of existing test equipment. When necessary, we also design and build specialized equipment that is not available from outside vendors. Our test development center is an important part of our research and development efforts and is utilized to develop and debug test software prior to production, complete test software conversions and offer our customers continuous access to our development capabilities. Our test development center is located in Singapore and our pre-production test center is located in the United States.

Customers

Our customers include some of the largest semiconductor companies in the world. We seek to diversify and broaden our customer base. In 2005, 2006 and 2007, our ten largest customers accounted for 69.7%, 65.3% and 67.0%, respectively, of our net revenues. Our largest customer, Analog Devices, Inc., contributed in excess of 10% of our net revenues and our two largest customers, Analog Devices, Inc. and Intel Corporation, in the aggregate contributed 19.7% of our net revenues. We anticipate that customer concentration will decrease as our business grows with an increase in engagements from a large number of customers comprising our existing customer base and the addition of new customers with whom we have already become qualified or with whom we are currently undergoing qualification.

The following table sets forth, for the periods indicated, the percentage of net revenues derived from packaging and test of semiconductors used in communications, PCs, customer and other applications:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Communications	55.2%	56.7%	52.5%
Customer and other applications	23.3	24.6	32.0
PCs	21.5	18.7	15.5

Total	100.0%	100.0%	100.0%

Our customers are located around the world. We report geographic distribution of revenue based on the location of our customers’ headquarters which is not indicative of shipment destination or end market for our services. The following table details, for the periods indicated, the percentage of net revenues received from the United States, Asia and Europe:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

United States of America	76.5%	73.2%	74.7%
Asia	21.2	23.9	22.3
Europe	2.3	2.9	3.0

Total	100.0%	100.0%	100.0%

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

Semiconductor companies require packaging and test service providers to undergo a qualification process before selecting them as their packager or tester. The qualification process for a packaging service company is a lengthy and rigorous process that typically takes three to six months, and we believe typically costs the customer approximately $250,000 to $300,000. In the case of a test service company, the test company must, in addition to ensuring that the requisite tester platform is used, have the requisite production engineering expertise to pass a highly specialized and rigorous test qualification process. The test qualification process typically takes one to two months where the test house already has the tester technology and three to six months where the tester technology is a new test platform, and we believe typically costs the customer approximately $20,000 to $100,000. Once a primary packager or tester has been selected, that packager or tester gains insight into its customer’s business operations and an understanding of its products as part of the overall working relationship. The packaging and test service providers’ familiarity with the customer’s requirements and accordingly, their ability to better meet those requirements, combined with the pressures of a semiconductor company to meet the time-to-market demands of its customers, help to assure continuity of relationship with their providers. We have been successful in attracting new customers because we are one of only a few independent packaging and test companies that offers full turnkey packaging, test and distribution services for a broad portfolio of packages in strategic manufacturing locations.

Sales and Marketing

We market our services through direct sales forces strategically located at centers in close proximity to our customers, in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. Our account managers, applications engineers, customer service representatives and sales support personnel form teams that focus on specific customers or geographic regions.

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

Our marketing efforts focus on creating a brand awareness and familiarity with our advanced device packaging technologies and an understanding of our end-user market applications in wireless handset and mobile hand-held device graphics, PC chipsets, wireless LAN, Bluetooth(tm), flash memory, storage and networking. We market our leadership in 3D advanced packaging and test technology, distribution and our ability to supply a broad line of packaging and test services to the semiconductor industry. We target engineers and executive level decision makers through a direct sales force, the delivery of “white papers” at industry conferences, mailings of technical brochures and newsletters, advertisements in trade journals and our website.

Pricing Policy

Test services are priced competitively against the market and vary principally on the type of tester used and length of tester CPU time used, typically referred to as test time on per-second basis. The price of test time is a function of tester platform and hardware configuration, which are usually determined by our customers based on the function and complexity of a particular semiconductor device. In general, the test time for a complex semiconductor device will be longer than a less complex semiconductor device. Wafer probe pricing is determined by similar factors. Any reduction in test time resulting from optimization of test program or optimum hardware configuration means savings for our customers.

Packaging services are priced competitively against the market and vary depending on such factors as package complexity and material cost. Design costs are not material but when incurred may be charged to a customer separately under non-recurring engineering cost or built into the unit price.

Customer Service

We place strong emphasis on quality customer service. Our broad service offerings, dedicated customer account teams and commitment to finding solutions to our customers’ needs and problems have enabled us to develop important relationships with many of our customers. We have implemented an information technology architecture that seeks to achieve our objective of creating a virtual manufacturing environment for our customers and making it easier for them to work with us. Our system includes business-to-business links to some of our customers’ systems and an internet portal, our mySTATSChipPAC portal, which may be directly accessed by our customers. These features enable our customers to obtain real-time information on our works-in-progress, inventory and shipment status, as well as other information relating to our operations. Our system also includes a design collaboration system that enables us to engage the customer at the design stage for ease of working collaboratively on design changes.

Suppliers

Raw Materials

Our packaging operations depend upon obtaining adequate supplies of raw materials on a timely basis. The principal materials used in our packaging process are lead-frames or laminate substrates, gold wire, molding compound, epoxy, tubes and trays. The prices of lead-frames, laminate substrates, gold wire, molding compound, epoxy, tubes and trays tend to be volatile. We purchase materials based on the regular weekly and monthly forecasts of our customers. Our customers are generally responsible for most or all of the costs of unique materials that we purchase but do not use, particularly those lead-frames and substrates that are ordered on the basis of customer-supplied forecasts. We manage inventory with automated materials management processes using enterprise resource planning systems. We work closely with our primary materials suppliers to ensure the timely availability of materials supplies, and we are not dependent on any one supplier for a substantial portion of our materials requirements. The materials we procure are normally available and we are able to meet our production requirements from multiple sources through new materials qualifications, periodic negotiation and placement of written purchase orders. We typically combine our global requirements into centrally negotiated agreements to gain economies of scale in procurement and more significant volume discounts. We generally do not have long-term supply contracts with our supplier. However, should materials become scarce, we would look to enter into long-term supply agreements with key suppliers. We seek to minimize shortage of supply by ensuring that we have multiple sources of supply. The major suppliers of our substrate material are located in South Korea, Japan, Taiwan and China.

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

Packaging Equipment.  The primary equipment used in packaging includes die saw, die attach, wire bonders and mold systems. Certain of our wire bonders allow for interchangeability between lead-frame and array packages. We purchase die attach and wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc., Shinkawa Ltd, ASM Technology and Unaxis (formerly known as ESEC S.A.). As of January 31, 2008, we operated an aggregate of 4,578 wire bonders. We purchase mold systems from major international manufacturers including Asahi Engineering Co Ltd, Dai-Ichi Seiko Co Ltd. and Towa Corporation.

Testing Equipment.  Testing equipment is one of the most critical components of the wafer probing and device testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. The majority of our testing equipment is supplied by Teradyne, Inc., Advantest, Verigy Ltd. and LTX Corporation.

As of January 31, 2008, we operated 1,042 testers, comprising 800 mixed-signal testers, 148 digital testers, 81 memory testers, 12 discrete power testers and one module tester. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required that the customer provide the equipment on a consignment basis. Of the 1,042 testers, 177 are on consignment from customers. In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.

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

Our packaging and test operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure the stability and integrity of our operations, we maintain clean rooms at our facilities, for all of our test operations and some of our packaging operations, which meet ISO 14644 standards.

Our packaging and test operations in Singapore, Icheon, South Korea, Shanghai, China, Kuala Lumpur, Malaysia and Bangkok, Thailand are all ISO 9000, TS16949, ISO 14001 and OHSAS 18001 certified. ISO 9000 is an international standard on the requirements for production of quality products and services. It also sets forth quality management systems for product design, product development, installation and servicing. TS16949 is a quality management system that addresses the specific production needs of automotive customers. ISO 14001 is an international standard on environmental management systems to ensure environmental protection and prevention of pollution in balance with socio-economic needs while OHSAS 18001 is the standard for implementation of an occupational health and safety management system (“OHSMS”).

Competition

The independent SATS industry is very competitive and highly fragmented. In order to compete, we must offer state-of-the-art testing services and bring the most technologically advanced packages to market as quickly as our competitors and at comparable prices. Packaging and test services are provided by both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors whose facilities are primarily located in Asia.

Our primary competitors and their primary locations are as follows:

•	Advanced Semiconductor Engineering, Inc. — South Korea, Taiwan, China, Malaysia, Singapore, Hong Kong and the United States;

•	Amkor Technology, Inc. — South Korea, Japan, Taiwan, China, the Philippines, Singapore and the United States; and

•	Siliconware Precision Industries Co., Ltd. — Taiwan and China.

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

The principal elements of competition in the independent semiconductor packaging industry include the variety of packages offered, price, location, available capacity, cycle time, engineering capability, technical competence, customer service and flexibility. In the area of test services, we compete on the basis of quality, cycle time, pricing, location, available capacity, software development, engineering capability, technical competence, customer service and flexibility. We believe that we compete favorably in these areas.

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

Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2008, our Company and our various subsidiaries held a total of approximately 836 issued patents and pending patent applications. Of these, we have approximately 166 patents granted or allowed by the PTO and approximately 79 patents registered or allowed in Singapore, South Korea and other countries.

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

In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in the California Litigation. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company.

In May 2007, at Tessera’s request, the ITC instituted an investigation of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers (the “First ITC Investigation”). In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas against certain of our Company’s co-defendants in the California Litigation and other companies (the “Texas Action”). In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.

In January 2008, Tessera served on our Company a draft complaint that Tessera proposes to file with the ITC to request the Proposed Second ITC Investigation of our Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In February 2008, the district court presiding over the California Litigation held that Tessera may file this draft complaint with the ITC. In the Proposed Second ITC Investigation, Tessera seeks an order to prevent our Company and other named companies from importing certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, into the United States. The Proposed Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation.

The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Proposed Second ITC Investigation. In February 2008, the First ITC Investigation was stayed pending the outcome of the PTO’s reexamination procedures. It is not possible to predict the outcome of the California Litigation or the Proposed Second ITC Investigation, the total costs of resolving the California Litigation and the Proposed Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action, or when the stay in the First ITC Investigation will be lifted. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Proposed Second ITC Investigation.

We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.

We also, from time to time, receive from customers request for indemnification against pending or threatened infringement claims brought against such customers, such as the Tessera cases described above. The resolution of any future allegation or request for indemnification could have a material adverse effect on our business, financial condition and results of operations.

Our primary registered trademark and trade name is “STATSChipPAC”. We also own or are licensed to use other trademarks.

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

Environmental Matters and Compliance

Our manufacturing operations use many chemicals, gases and other hazardous substances and also generate gaseous, liquid and solid wastes. We comply with international standards administered by the International Organization for Standardization, the Occupational Safety and Health Administration and Trading Standards. In

addition we are subject to regulatory requirements on, and potential liabilities of the environmental aspects of manufacturing processes arising under laws and regulations governing, among other things, the usage, storage, discharge and disposal of chemicals, air and water discharges as well as monitoring and remediation of soil and groundwater contamination. These environmental aspects are identified and managed in a proactive and systematic way via the ISO 14001 standard to which six of our manufacturing facilities are certified. We regularly send samples of emissions and wastes to third party accredited laboratories for analysis to ensure our compliance with the environmental laws and regulations that apply to us. We believe that we are in substantial compliance with all current environmental laws and regulations applicable to our operations and facilities.

Furthermore, our activities are subject to regulatory requirements on the environmental impacts of products such as the European Union’s Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment and other similar legislations in China and certain states in the United States. As a result of these laws and regulations, we expect that our customers will increasingly demand products that do not contain these restricted substances, such as lead as an alloy in soldering material. Such requirements may adversely affect our manufacturing costs by requiring us to acquire costly equipment or materials or to redesign some of our processes, thereby resulting in further cost increases from research and development and quality control. In addition, failure to meet these demands could materially and adversely affect our revenues.

C.	Corporate Structure

The diagram below summarizes our corporate structure. We may, from time to time, make acquisitions of, or investments in, other companies or businesses.

Notes:

(1)	In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST, in connection with which we acquired a 25% shareholding in MAT with CR Logic owning a 75% interest. ANST, an assembly and test company based in Wuxi, China, is a wholly owned subsidiary of MAT.

(2)	In October 2007, we completed the acquisition of LSI’s assembly and test operations in Thailand.

D.	Property, Plants and Equipment

Our packaging and test network comprises 15 facilities throughout Asia and the United States. The following chart provides information regarding our facilities. For information on the aggregate capacity of our facilities in terms of the number of wire bonders and testers we operate, see “— B. Business Overview — Suppliers — Equipment.” Our utilization rates for equipment for 2005, 2006 and 2007 were 72%, 75% and 75%, respectively.

	Area		Principal Packaging
Property/Location(1)	(Sq. Feet)	Functions/Services	or Services Provided

Yishun, Singapore(2)	594,738	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and array packaging including BGA, flip-chip packaging, wafer level packaging and CSP, wafer bumping and fabrication of integrated passive devices and drop shipment services

Ang Mo Kio, Singapore	31,277	Corporate executive, administrative, sales and marketing, and finance office.	Corporate administration and finance, sales and marketing.

Woodlands, Singapore(3)	51,129	Research and development on 3D wafer level integration with TSV.	Research and development on 3D wafer level integration with TSV.

Qing Pu, Shanghai, China(4)	983,276	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Packaging of leaded packages, CSP, BGA, memory card, wafer probe, test and distribution services

Song Jiang, Shanghai, China	11,795	Solder bump services for flip-chip assembly.	Eutectic/High-lead/Lead-free solder bump for 200mm and 300mm wafers.

Icheon, South Korea	769,955	Turnkey packaging and test services, research and development, warehousing, services, and drop shipment services	Advanced array packaging such as stacked die, SiP and flip-chip, standard array packaging such as BGA and CSP and test services

Icheon, South Korea(5)	181,291	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services.	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and array packaging including BGA, flip-chip packaging and CSP.

Hsin-Chu Hsien, Taiwan(6)	218,149	Test services, research and development, warehousing services, and drop shipment services.	Test development, final test, wafer probe and distribution services.

	Area		Principal Packaging
Property/Location(1)	(Sq. Feet)	Functions/Services	or Services Provided

Hsin-Chu Hsien, Taiwan	6,730	Solder bump services for flip-chip assembly.	Eutectic/High-lead solder bump for 300mm wafers.

Kuala Lumpur, Malaysia(7)	488,448	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Advanced lead frame packages such as LFCSP and BCC and test services

Pathumthani, Thailand(8)	463,000	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and array packaging, including BGA, and drop shipment services

Fremont, California, United States	56,320	Sales, marketing, administration and research and development.	Sales, marketing, administration and design review services.

Milpitas, California, United States	34,000	Test facility and sales office.	Sales, marketing, administration, design and test engineering services.

San Diego, California, United States(9)	20,000	Test facility.	Test engineering services.

Tempe, Arizona, United States	9,300	Package design, research and development and sales office.	Sales, marketing, administration, design and characterization services.

Notes:

(1)	We lease all of our facilities except where otherwise noted.

(2)	We own the production assets but lease the land from the statutory housing development board of the Government of Singapore under a long-term lease with an initial term expiring in March 2026 with an option to renew.

(3)	We own the research and development assets but lease the premises for an initial term expiring in October 2008 with an option to renew for a further term to be mutually agreed.

(4)	We own the building and improvements and lease the land, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2044. In October 2007, we expanded our facilities in China to include additional buildings next to our facility in Qing Pu, Shanghai. The expansion increased floor space by approximately 500,000 square feet.

(5)	We purchased a building together with the land in 2006 in Icheon City, South Korea, for approximately $14.3 million. The refurbishment of 145,671 square feet for test operations and of 34,209 square feet for dormitories were completed and the test line was moved to this premises by August 2007. We expect to complete the refurbishment of an additional 20,031 square feet, for purposes of test operations, office and warehousing space, in the third fiscal quarter of 2008. The refurbishment is expected to cost approximately $8.2 million, none of which has been paid to date. The project is being financed by our working capital.

(6)	STATS ChipPAC Taiwan Semiconductor Corporation owns the land and building, which are subject to mortgages and certain other security interests.

(7)	We own the building and improvements and lease the land from the Federal Government of Malaysia, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2086. In

December 2007, we completed the expansion of our Ulu Klang Free Trade Zone plant in Kuala Lumpur, Malaysia, by converting office space into additional production floor space.

(8)	We own the land and building.

(9)	Situated within the campus of Conexant Systems Inc.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2007 ended on April 1, July 1 and September 30, respectively, and our fourth quarter and fiscal year 2007 ended on December 30. Our first three quarters of 2006 ended on March 26, June 25 and September 24, respectively, and our fourth quarter and fiscal year 2006 ended on December 31. Our first three quarters of 2005 ended on March 27, June 26 and September 25, respectively, and our fourth quarter and fiscal year 2005 ended on December 25. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.

Overview

We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets.

In August 2004, we completed the merger with ChipPAC, Inc. which resulted in ChipPAC, Inc. becoming a wholly-owned subsidiary of STATS. The merger was accounted for using the purchase method. Under the purchase method of accounting, the cost of approximately $1.1 billion to acquire ChipPAC, including transaction costs, was allocated to ChipPAC’s net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. We have included the financial results of ChipPAC in our financial results since August 5, 2004.

Temasek’s Subsidiary, STSPL’s, Tender Offer

In March 2007, STSPL, a wholly-owned subsidiary of Temasek, launched a voluntary conditional cash tender offer for our ordinary shares and ADSs that STSPL did not already own. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183). The tender offer also included an offer by STSPL for our outstanding $115.0 million aggregate principal amount of our zero coupon convertible notes and $150 million aggregate principal amount of our 2.5% convertible notes. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC’s share option plans.

In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares (including ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and $134.5 million aggregate principal amount of our 2.5% convertible notes. The balance $15.5 million outstanding principal amount of our 2.5% convertible notes was converted into ADSs in May 2007.

In 2007, we recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.

Changes in share ownership by shareholder may result in a limitation on the amount of the net operating losses and unutilized capital allowances that are available as carryforwards for use by us. We reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to our ability to carryforward certain Singapore tax losses and capital allowances for offset against our future taxable profits in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions.

Our Proposed Capital Reduction and Cash Distribution

In January 2008, we announced our intention to effect a capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. The proposed capital reduction is subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution and the repayment of certain of our outstanding debt (including the redemption or repurchase of our senior notes that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to us. The proposed capital reduction is also subject to (1) approval by the SGX-ST and other applicable regulatory authorities, (2) approval by our shareholders at an extraordinary general meeting of shareholders that we will be convening on March 17, 2008, (3) approval by the Singapore High Court and (4) our Board of Directors determining, following the satisfaction of the preceding conditions, that it is in our best interest, to effect the proposed cash distribution. On February 22, 2008, we distributed our notice of the extraordinary general meeting and our circular to our shareholders.

Factors Affecting Our Results of Operations

Cyclicality of the Semiconductor Industry

Our results of operations are influenced by the state of the global semiconductor industry which is highly cyclical. In late 2004 to early 2005 and in late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. The semiconductor industry experienced an average growth between 2% and 3% in 2007 as compared to 2006. A recent forecast published by a recognized industry research analyst projects a growth of approximately 3.4% in 2008 as compared to 2007. Outsourced semiconductor manufacturing services have grown faster than the semiconductor market as a whole over the past four years. We believe that the reduced investments in packaging and test capacity by semiconductor manufacturers will better position outsource providers to capture a greater percentage of future volume levels. We expect the SATS market to continue to grow at a faster pace than the semiconductor industry as a whole and we believe that we are well positioned to benefit from the growing outsourcing trend and from our strategic positioning in the higher growth communication, computing and consumer markets.

In 2003, our net revenues grew by 68.6% over 2002 to $380.7 million. In 2004, our net revenues grew further by 102.0% to $769.1 million. In 2005, our net revenues grew by 50.5% over 2004 to $1,157.3 million primarily due to our acquisition of ChipPAC and a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging. In 2006, our net revenues grew by 39.7% over 2005 to $1,616.9 million. In 2007, our net revenues grew by 2.1% to $1,651.6 million. The growth of our net revenues in 2007 was lower on a percentage basis than previous years because we were impacted by weak demand from certain large customers. We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.

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

Cost of Revenues.  Our results of operations are generally affected by the capital-intensive nature of our business. Our cost of revenues include depreciation expense, attributed overhead such as facility rental, operating costs and property taxes and insurance, cost of labor and materials and cost of leasing equipment. Our fixed costs comprise largely the expenses related to our test and packaging equipment. Depreciation of our equipment and machinery is generally provided on a straight-line basis over their estimated useful lives of eight years. We routinely review the remaining estimated useful lives of our equipment and machinery to determine if such lives should be adjusted due to changes in technology, production techniques and our customer base. However, due to the nature of our operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment are dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our equipment and machinery. Consequently, impairment charges on our equipment and machinery may be necessary in the future.

Our variable costs comprise cost of materials, payroll and operating supplies. The cost of our packaging services will typically include a higher proportion of variable costs compared to test services. Our variable costs may be subject to various global economic factors such as gold prices, oil prices and fluctuations in foreign exchange rates.

Capacity Utilization.  Increases or decreases in capacity utilization can have a significant effect on gross profit margins since the unit cost of test and packaging services generally decreases as fixed charges, such as depreciation expense and equipment leasing costs, are allocated over a larger number of units. Our capacity utilization improved year over year from 2003 to 2006 as the semiconductor industry returned to growth following a downturn in the semiconductor industry. Capacity utilization in 2007 remained at the same level as in 2006. Our ability to manage our gross profit margins will continue to depend in part on our ability to effectively manage our capacity utilization.

Goodwill and Intangible Assets.  As of December 30, 2007, we had goodwill and other intangible assets of approximately $548.0 million and $40.8 million, respectively.

Goodwill is recorded when the cost of an acquisition exceeds the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. These tests are performed more frequently whenever circumstances indicate that the carrying value may not be recoverable. Impairment losses are recorded when the carrying amount of goodwill and intangible assets exceeds their respective implied fair values. We performed an impairment review at the end of 2004 and recorded an impairment charge of $453.0 million to our results of operations in 2004 on our goodwill associated with the acquisition of ChipPAC, with determination of fair value supplemented by independent appraisal using a combination of discounted cash flows and market multiples methodologies. We believed that the decline in the fair values of the ChipPAC reporting units in 2004 were primarily due to:

•	longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the testing and packaging business, affected our short-term earnings expectation; and

•	a revision of the industry outlook beyond 2005 compared to the time the merger was announced.

In 2005, 2006 and 2007, we completed our annual test for impairment and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired.

We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Should an impairment be determined to have occurred, such impairment losses are recorded as a charge to income from continuing operations and this will likely have a significant adverse effect on our results of operations.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — We recorded an impairment charge of $453.0 million to our earnings in 2004 and may be required to record another significant charge to earnings in the future when we review our goodwill or other intangible assets for potential impairment.”

Critical Accounting Policies

We believe the following accounting policies are critical to our business operations and the understanding of our results of operations. Our preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. If actual results differ significantly from the estimates and assumptions, there could be a material adverse effect on our financial statements.

Revenue Recognition, Allowance For Doubtful Debts, Trade Discounts and Allowances and Sales Returns

We derive revenue primarily from wafer probe and bumping, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered, net of returns, trade discounts and allowances, and excluding goods and services tax.

Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in the SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”

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

Valuation of Property, Plant and Equipment

We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Management judgment is critical in assessing whether events have occurred that may impact the carrying value of property, plant and equipment.

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

We did not record any impairment charges in 2005 and 2006. In 2007, we recorded impairment charges of $1.7 million on the disposal of the packaging and test equipment related to discrete power packages to Mingxin.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — We recorded an impairment charge of $453.0 million to our earnings in 2004 and may be required to record another significant charge to earnings in the future when we review our goodwill or other intangible assets for potential impairment.”

Deferred Tax Asset and Uncertain Income Tax Positions

We record a deferred tax asset when we believe that it is more likely than not that the deferred tax asset will be realized. The deferred tax effects of the tax losses, unutilized capital allowances carried forward and temporary differences arising primarily from property, plant and equipment are recognized because they are expected to be offset against future taxable income.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income based on our business plan and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the assessment will be made if it is more likely than not that the deferred tax assets will realized. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period differ materially from current estimates. In the event that we are not able to realize the deferred tax assets, an adjustment to the deferred tax asset would be charged to income in the period such determination was made which would result in a reduction of our net income.

As discussed in “— Recent Accounting Pronouncements,” we adopted the Financial Accounting Standards Board (“FASB”) Interpretations 48 (“FIN 48”) in 2007. We account for uncertainty in income taxes by prescribing a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. We recognize liabilities for uncertain income tax positions based on our estimate of whether, and the extent to which, additional taxes will be required. We also report interest and penalties related to uncertain income tax positions as income taxes.

For a discussion of significant items in deferred tax asset and uncertain tax positions, see Note 13. Income Taxes of our consolidated financial statements included in “Item 18. Financial Statements.”

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

We performed an impairment review of the goodwill associated with the acquisition of ChipPAC at the end of 2004, with the determination of fair value supplemented by independent appraisal and recorded an impairment charge of $453.0 million to our results of operations in 2004. In 2005, 2006 and 2007, we completed our annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.

Results of Operations

The following table sets forth the composition of revenue by product group and test services as a percentage of net revenues:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Net revenues
Packaging — array	50.2%	55.5%	56.3%
Packaging — leaded	22.0	18.3	18.4
Test and other services	27.8	26.2	25.3

Total net revenues	100.0%	100.0%	100.0%

The following table sets forth certain data as a percentage of net revenues for the periods indicated:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Total net revenues	100.0%	100.0%	100.0%
Gross profit	16.4	20.2	19.5
Selling, general and administrative	11.7	8.6	6.8
Research and development	2.3	1.9	2.1
Tender offer expenses	—	—	0.7
Impairment of assets held for sale	—	—	0.1
Restructuring charges	0.1	0.1	0.1
Operating income	2.3	9.6	9.7
Other expense, net	(3.2)	(2.6)	(1.9)
Income tax expense	(0.8)	(1.6)	(1.8)
Minority interest	(0.6)	(0.6)	(0.3)
Net income (loss)	(2.3)%	4.8%	5.7%

Year Ended December 30, 2007 Compared to Year Ended December 31, 2006

Net Revenues

We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $1,651.6 million in 2007, an increase of 2.1% compared to $1,616.9 million in 2006. The increase was primarily due to the contribution from our factory in Pathumthani, Thailand, acquired in October 2007. This was partially offset by weak demand from certain large customers.

Our packaging revenue in 2007 increased 3.3% to $1,233.6 million compared to 2006. Unit volumes of our total packaging in 2007 were flat compared to 2006; however, improved product mix resulted in an increase of $3.8 million in revenue. The average selling prices for our services have generally decreased over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in 2007 increased 3.5% compared to 2006, primarily due to changes in product mix, and contributed to an increase of $35.6 million in revenue. Revenue from test and other services in 2007 decreased 1.1% to $418.0 million compared to 2006.

In 2007, revenue contribution from the communications market decreased 4.2% over 2006 to $867.2 million and represented 52.5% of our revenues compared to 56.7% of our revenues in 2006. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets increased 7.3% over 2006 to $528.5 million and represented 32.0% of our revenues in the 2007 compared to 24.7% of our revenues in 2006. Revenue contribution from personal computers market decreased 3.2% over 2006 to $255.8 million and represented 15.5% of our revenues in 2007 compared to 18.7% of our revenues in 2006. We expect to continue to depend on the communications, consumer and multi-applications, and personal computers market for substantially all of our net revenues.

Gross Profit

Gross profit in 2007 was $321.3 million, a decrease of $4.9 million compared to $326.2 million in 2006. Gross profit as a percentage of net revenues was 19.5% in 2007, compared to 20.2% in 2006. Gross profit in 2007 included $4.8 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R), which reduced gross margin by 0.3% during the year. Overall equipment utilization was approximately 75% in both 2007 and 2006. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won, Chinese Renminbi, Thai Baht and Malaysian Ringgit against the U.S. dollar when compared to 2006.

Selling, General and Administrative

Selling, general and administrative expenses were $112.6 million in 2007, a decrease of 19.3% compared to $139.5 million in 2006. As a percentage of net revenues, selling, general and administrative expenses were 6.8% in 2007 compared to 8.6% in 2006. The decrease in selling, general and administrative expenses in 2007 was primarily due to certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortized, lower Sarbanes-Oxley Act compliance related expenses and lower share-based compensation expense partially offset by higher payroll expense resulting from an increased number of employees and increased cost of general business support. In 2007, share-based compensation expense was $3.1 million under SFAS 123(R) compared to $6.1 million in 2006.

Research and Development

Research and development expenses were $34.9 million in 2007 compared to $30.4 million in 2006, an increase of $4.5 million. Research and development expenses increased primarily due to an increase in headcount and the establishment of a new facility for the research and development of advanced wafer integration technology. As a percentage of net revenues, research and development expenses were 2.1% in 2007 compared to 1.9% in 2006.

Tender Offer Expenses

In 2007, we incurred $10.9 million in expense in connection with the tender offer by STSPL which consisted of investment banking, legal, accounting, insurance, printing and other costs.

Impairment of Assets Held for Sale

In 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test equipment related to our discrete power packaging business. We did not record any impairment charge of assets held for sale in 2006.

Restructuring Charges

In the second quarter of 2007 and the third quarter of 2006, certain restructuring plans were executed to reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 143 and 556 employees, respectively, related to the restructuring. Severance and related charges of $1.0 million and $1.9 million were incurred and expensed in the second quarter of 2007 and the third quarter of 2006, respectively.

Net Interest Income (Expense)

Net interest expense was $33.2 million in 2007 compared to $40.4 million in 2006. Interest income was $7.3 million in 2007 compared to $5.4 million in 2006. The increase in interest income in 2007 was primarily due to an increase in cash equivalents and marketable securities held by us compared to 2006.

Interest expense was $40.5 million in 2007 compared to $45.8 million in 2006. The decrease in interest expense was primarily due to the decrease in outstanding indebtedness as a result of our repurchase of $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 in October 2006, the redemption of our remaining $31.5 million aggregate principal amount of our 1.75% convertible notes upon maturity in March 2007, the redemption of $96.4 million aggregate principal amount of our zero coupon convertible notes and a decrease in long-term debts in Taiwan, partially offset by an increase in long-term debts in South Korea. Total outstanding interest-bearing debt was $664.6 million and $762.9 million as of December 30, 2007 and December 31, 2006, respectively.

Foreign Currency Exchange Gain (Loss)

Net foreign currency exchange gain was $2.5 million in 2007 compared to a net foreign currency exchange loss of $1.6 million in 2006. The non-cash gain in 2007 and loss in 2006 were due primarily to the fluctuations of the exchange rate between the U.S. dollar and the Singapore dollar, South Korean Won, Chinese Renminbi and, in the case of 2007, Thai Baht.

Other Non-Operating Income (Expense)

Net other non-operating expense was $0.4 million in 2007 compared to net other non-operating income of $0.1 million in 2006.

Income Tax Expense

We record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Our consolidated income tax expense was $29.6 million in 2007 compared to $25.8 million in 2006 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.

Year Ended December 31, 2006 Compared to Year Ended December 25, 2005

Net Revenues

Net revenues were $1,616.9 million in 2006, an increase of 39.7% compared to $1,157.3 million in 2005. The increase was primarily due to continued growth in the semiconductor industry, coupled with a continuing trend towards increased outsourcing of test and packaging in 2006.

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

Gross Profit

Gross profit in 2006 was $326.2 million, an increase of $136.9 million compared to $189.2 million in 2005. Gross profit as a percentage of net revenues was 20.2% in 2006, compared to 16.4% in 2005. Gross profit in 2006 included $6.0 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R), which reduced gross margin by 0.3% during the year. In 2006, gross profit improved primarily as a result of better operating leverage, improved product mix, continued cost control measures and higher overall average selling price, partially offset by higher depreciation from our larger capital asset base and an increase in cost of materials. Overall equipment utilization was approximately 75% in 2006 compared to 72% in 2005. We continue to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices, which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. dollar when compared to 2005.

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

Foreign Currency Exchange Gain (Loss)

Net foreign currency exchange gain (loss) was $(1.6) million in 2006 compared to $0.5 million in 2005. The non-cash losses in 2006 were due primarily to the fluctuations of the exchange rate between the U.S. dollar and the Singapore dollar, South Korean Won and Chinese Renminbi.

Other Non-Operating Income (Expense)

Net other non-operating income was $0.1 million in 2006 compared to net other non-operating expense of $1.1 million in 2005. The fluctuation resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 in 2005.

Income Tax Expense

We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Our consolidated income tax expense was $25.8 million in 2006 compared to $9.7 million in 2005 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States.

Quarterly Results

The following table sets forth our unaudited results of operations, including as a percentage of net revenues, for the eight fiscal quarters ended December 30, 2007. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

	Fiscal Quarter Ended
	March 26,	June 25,	September 24,	December 31,	April 1,	July 1,	September 30,	December 30,
	2006	2006	2006	2006	2007	2007	2007	2007
	(In thousands)

Net revenues	$385,709	$418,133	$397,109	$415,982	$390,470	$370,183	$414,231	$476,676
Cost of revenues	(309,116)	(331,327)	(318,185)	(332,145)	(312,911)	(303,236)	(330,337)	(383,800)

Gross profit	76,593	86,806	78,924	83,837	77,559	66,947	83,894	92,876

Operating expenses:
Selling, general and administrative	39,711	39,914	30,707	29,134	27,999	28,036	26,603	29,955
Research and development	6,973	7,909	7,632	7,932	8,185	8,985	9,006	8,742
Tender offer expenses	—	—	—	—	6,808	4,114	—	—
Impairment of assets held for sale	—	—	—	—	—	1,725	—	—
Restructuring charges	—	—	1,938	—	—	990	—	—

Total operating expenses	46,684	47,823	40,277	37,066	42,992	43,850	35,609	38,697

Operating income	29,909	38,983	38,647	46,771	34,567	23,097	48,285	54,179
Other income (expenses), net:
Interest income (expenses), net	(9,696)	(10,414)	(10,796)	(9,509)	(8,627)	(8,124)	(7,708)	(8,733)
Foreign currency exchange gain (loss)	(9)	(455)	(593)	(521)	120	(405)	(93)	2,865
Equity income (loss) from equity investee	—	—	128	24	(253)	177	(113)	291
Other non-operating income (expenses), net	275	294	453	(914)	41	(151)	(328)	(4)

Total other income (expenses), net	(9,430)	(10,575)	(10,808)	(10,920)	(8,719)	(8,503)	(8,242)	(5,581)

Income before income taxes	20,479	28,408	27,839	35,851	25,848	14,594	40,043	48,598
Income tax expense	(5,918)	(7,211)	(7,137)	(5,493)	(7,651)	(5,782)	(10,812)	(5,336)

Income before minority interest	14,561	21,197	20,702	30,358	18,197	8,812	29,231	43,262
Minority interest	(2,545)	(3,177)	(2,205)	(2,083)	(1,150)	(1,383)	(1,369)	(1,916)

Net income	$12,016	$18,020	$18,497	$28,275	$17,047	$7,429	$27,862	$41,346

	Fiscal Quarter Ended
	(As a Percentage of Net Revenues)
	March 26,	June 25,	September 24,	December 31,	April 1,	July 1,	September 30,	December 30,
	2006	2006	2006	2006	2007	2007	2007	2007

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(80.1)	(79.2)	(80.1)	(79.8)	(80.1)	(81.9)	(79.7)	(80.5)

Gross profit	19.9	20.8	19.9	20.2	19.9	18.1	20.3	19.5

Operating expenses:
Selling, general and administrative	10.3	9.5	7.7	7.0	7.2	7.6	6.4	6.3
Research and development	1.8	1.9	1.9	1.9	2.1	2.4	2.2	1.8
Tender offer expenses	—	—	—	—	1.7	1.1	0.0	—
Impairment of assets held for sale	—	—	—	—	—	0.5	0.0	—
Restructuring charges	0.0	0.0	0.5	0.0	—	0.3	0.0	—

Total operating expenses	12.1	11.4	10.1	8.9	11.0	11.9	8.6	8.1
Operating income	7.8	9.4	9.8	11.3	8.9	6.2	11.7	11.4
Other income (expenses), net:
Interest income (expenses) net	(2.5)	(2.5)	(2.7)	(2.3)	(2.2)	(2.2)	(1.9)	(1.8)
Foreign currency exchange gain (loss)	(0.0)	(0.1)	(0.1)	(0.1)	0.0	(0.1)	(0.0)	0.6
Equity income from equity investee	—	—	0.0	0.0	(0.1)	0.0	(0.0)	0.1
Other non-operating income (expenses), net	0.1	0.1	0.1	(0.2)	0.0	0.0	(0.1)	0.0

Total other income (expenses), net	(2.4)	(2.5)	(2.7)	(2.6)	(2.3)	(2.3)	(2.0)	(1.1)
Income before income taxes	5.4	6.9	7.1	8.7	6.6	3.9	9.7	10.3

Income tax expense	(1.5)	(1.7)	(1.8)	(1.3)	(2.0)	(1.6)	(2.6)	(1.1)

Income before minority interest	3.9	5.2	5.3	7.4	4.6	2.3	7.1	9.2
Minority interest	(0.7)	(0.8)	(0.6)	(0.5)	(0.3)	(0.4)	(0.3)	(0.4)

Net income	3.2%	4.4%	4.7%	6.9%	4.3%	1.9%	6.8%	8.8%

Liquidity and Capital Resources

Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash and cash equivalents and marketable securities. As of December 30, 2007, we had cash, cash equivalents and marketable securities of $258.0 million. We also have available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $408.0 million, of which $112.4 million was utilized as of December 30, 2007. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditures to be approximately $300 million in 2008 as our capital expenditure spending continues to be targeted at demand we see from our customers. We spent $268.8 million on capital expenditures in 2007, compared to $348.5 million in 2006. Our capital expenditure in 2006 was higher than 2007 because we experienced greater expansion across the various geographic operating locations in 2006.

At our annual shareholders’ meeting in April 2007, our shareholders approved the repurchase of up to approximately 51.0 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 30, 2007, we have not repurchased any shares. We intend to seek renewal of the shareholders’ mandate in our next annual general meeting in April 2008. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.

In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million payable over the next four years. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPac (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum, payable annually, for the remainder of the purchase price. The amount payable to LSI under the promissory note after contractual netting of certain receivables from LSI of $3.2 million amounted to $46.8 million as of December 30, 2007.

In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. The proposed capital reduction is subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution and the repayment of certain of our outstanding debt (including the redemption or repurchase of our senior notes that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. See “— Our Proposed Capital Reduction and Cash Distribution.”

In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of our zero coupon convertible notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents.

We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations for 2008. As discussed above, we intend to obtain debt financing to fund our proposed cash distribution of up to $813.0 million to our shareholders, repay certain existing indebtedness and pay for the associated fees and expenses. Our debt service repayment obligations for 2008 include our obligation to redeem at maturity our 2.5% convertible notes and our zero coupon convertible notes. As of February 29, 2008, $134.5 million aggregate principal amount of our 2.5% convertible notes remained outstanding, all of which were held by STSPL subsequent to its tender offer in May 2007 (as described above), and $3.7 million aggregate principal amount of our zero coupon convertible notes remained outstanding. Furthermore, we have assumed that STSPL will convert the $134.5 million aggregate principal amount of our 2.5% convertible notes that it acquired in connection with its tender offer in 2007. However, STSPL has the option to convert or to hold the notes to maturity. If STSPL does not convert the 2.5% convertible notes, we will be required to redeem them at maturity in June 2008, which will put additional strain on our liquidity.

If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.

Total Borrowings

As of December 30, 2007, our total debt outstanding consisted of $664.6 million of borrowings, which included $215.0 million of our 6.75% senior notes due 2011, $150.0 million of our 7.5% senior notes due 2010, $18.6 million of our zero coupon convertible notes, $134.5 million of our 2.5% convertible notes, and other long-term and short-term borrowings.

In October 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011. We paid a total amount of $50.5 million (excluding accrued interest) in respect of the subordinated convertible notes. The repurchase was financed with our cash and cash equivalents.

In March 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including accrued interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents.

In May 2007, we issued 16.7 million ordinary shares upon conversion of $15.5 million aggregate principal amount of our 2.5% convertible notes.

In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPAC (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum, payable annually, for the remainder of the purchase price. The amount payable to LSI under the promissory note after contractual netting of certain receivables from LSI of $3.2 million amounted to $46.8 million as of December 30, 2007. The promissory note is payable in annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over the next four years.

In November 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon convertible notes pursuant to demands for redemption from note holders in accordance with the indenture governing our zero coupon convertible notes. We paid a total amount of $114.1 million (excluding accrued interest) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of our zero coupon convertible notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents.

STATS ChipPAC Korea Ltd.’s term loan facility from Hana Bank in South Korea amounted to $25.0 million. During 2006, we borrowed $12.0 million under these facilities to finance our purchase of a building and land in South Korea. These borrowings are repayable over eight equal quarterly installments from September 2007 to June 2009. In 2007, we borrowed an additional $3.6 million under these facilities, which is repayable at maturity in June 2009. As of December 30, 2007, the interest rate for our $12.0 million loan was 6.6% and the interest rate for our $3.6 million loan was 6.4% per annum. Interest is payable on a monthly basis. As of December 30, 2007, $12.6 million was outstanding.

In 2006, STATS ChipPAC Taiwan Semiconductor Corporation borrowed NT$1.6 billion ($51.0 million based on the exchange rate as of January 31, 2008) under its NT$1.8 billion ($56.0 million based on the exchange rate as of January 31, 2008) floating interest rate loan facility, obtained from a syndicate of lenders with Mega Bank (formerly known as Chiao Tung Bank) as the sponsor bank. This facility was secured by a pledge of STATS ChipPAC Taiwan Semiconductor Corporation’s equipment with net book value of $50.2 million as of December 31, 2006. As of December 30, 2007, the interest rate on the loan was 3.9% per annum. Interest on the loan was payable on a monthly basis. The proceeds from this facility were primarily used to repay debt under certain of STATS ChipPAC Taiwan Semiconductor Corporation’s other credit facilities. This facility has been fully repaid and terminated and the equipment pledge has been released as of December 30, 2007.

In August 2006, STATS ChipPAC Taiwan Semiconductor Corporation obtained another floating interest rate loan facility of NT$3.6 billion ($112.0 million based on the exchange rate as of January 31, 2008) with a syndicate of lenders, with Taishin Bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. As of December 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion ($21.8 million based on the exchange rate as of January 31, 2008) under this term loan facility. As of December 30, 2007, the interest rate on the loan was 3.5% per annum. The principal and interest on the loan is repayable in nine quarterly installments commencing 24 months from first draw down date with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. The proceeds from this facility were primarily used to repay debt under certain of STATS ChipPAC Taiwan Semiconductor’s other credit facilities.

See “Item 10. Additional Information — C. Material Contracts” and Notes 14, 15 and 16 to our audited consolidated financial statements for more details on our debt instruments.

Off-Balance Sheet Arrangements

We provided tax guarantee to the South Korean tax authorities as discussed below under “— Contingencies.” We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, and purchase obligations. Our total off-balance sheet obligations were approximately $242.0 million as of December 30, 2007.

Contractual Obligations

Our total commitments on our loans, operating leases, other obligations and other agreements as of December 30, 2007 were as follows. We had no capital lease obligations as of December 30, 2007.

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands)

On balance sheet commitments:
Zero coupon convertible notes due 2008(1)(2)	$21,991	$—	$—	$—	$21,991
2.5% convertible subordinated notes due 2008(2)	134,500	—	—	—	134,500
6.75% senior notes due 2011(2)	—	—	215,000	—	215,000
7.5% senior notes due 2010(2)	—	150,000	—	—	150,000
Long-term loans(2)	33,990	47,638	11,215	—	92,843
Short-term loans	50,300	—	—	—	50,300
Other non-current liabilities(3)	—	—	—	—	—

Total on balance sheet commitment	$240,781	$197,638	$226,215	$—	$664,634

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands)

Off balance sheet commitments:
Operating leases	$14,240	$19,013	$17,719	$36,724	$87,696
Royalty/licensing agreements	8,013	16,051	16,083	—	40,147
Purchase obligations:
— Capital commitments	64,231	—	—	—	64,231
— Inventory purchase commitments	49,925	—	—	—	49,925

Total off balance sheet commitments	136,409	35,064	33,802	36,724	241,999

Total commitments	$377,190	$232,702	$260,017	$36,724	$906,633

Notes:

(1)	On maturity of our zero coupon convertible notes, we are required to pay the note holders 123.4% of the principal amount. On November 7, 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon convertible notes pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. We paid a total amount of $114.1 million (including interest accrued up to November 7, 2007) in respect of the redemption of the zero coupon convertible notes. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of our zero coupon convertible notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents.

(2)	The convertible notes, senior notes, short-term and long-term loans agreements contain provisions for the payment of interest either on maturity or on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due on these commitments within one year, 1-3 years and 3-5 years amount to $35.8 million, $55.7 million and $15.2 million, respectively.

(3)	Our other non-current liabilities as of December 30, 2007 were $125.1 million, including $39.0 million related to retirement and severance benefits for our employees in South Korea and Thailand, respectively, which were not included in the table due to lack of contractual certainty as to the timing of payments. Also included in other non-current liabilities as of December 30, 2007 was $16.6 million of liability for uncertain tax positions under FIN 48 (defined below). We are unable to reasonably estimate the timing of the amount; therefore, the liability is excluded from the table.

Contingencies

We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.

In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in the California Litigation. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company.

In May 2007, at Tessera’s request, the ITC instituted an investigation of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers (the “First ITC Investigation”). In addition, in April 2007, Tessera instituted an action in Federal District Court for the Eastern District of Texas against certain of our Company’s co-defendants in the California Litigation and other companies (the “Texas Action”). In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.

In January 2008, Tessera served on our Company a draft complaint that Tessera proposes to file with the ITC to request the Proposed Second ITC Investigation of our Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In February 2008, the district court presiding over the California Litigation held that Tessera may file this draft complaint with the ITC. In the Proposed Second ITC Investigation, Tessera seeks an order to prevent our Company and other named companies from importing certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, into the United States. The Proposed Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation.

The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Proposed Second ITC Investigation. In February 2008, the First ITC Investigation was stayed pending the outcome of the PTO’s reexamination procedures. It is not possible to predict the outcome of the California Litigation or the Proposed Second ITC Investigation, the total costs of resolving the California Litigation and the Proposed Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action, or when the stay in the First ITC Investigation will be lifted. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Proposed Second ITC Investigation.

We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction, and could have a material adverse effect on the business, financial condition and the results of operations of our Company.

We also, from time to time, receive from customers request for indemnification against pending or threatened infringement claims brought against such customers, such as the Tessera cases described above. The resolution of any future allegation or request for indemnification could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.

In connection with the merger of STATS and ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately KRW16.0 billion (approximately $17.0 million based on the exchange rate as of January 31, 2008) was made by the NTS, relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to September 2001. We do not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed this assessment through the MAP. In July 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request in July 2002. A further assessment of KRW2.7 billion (approximately $2.8 million based on the exchange rate as of January 31, 2008) was made against ChipPAC in January 2004 for interest expense from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that we are not successful with our appeal, we estimate that the maximum amount payable by us, including potential interest and local surtax, as of December 30, 2007 to be KRW33.0 billion (approximately $34.9 million based on the exchange rate as of January 31, 2008). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of our Company.

Cash Flows From Operating Activities

In 2007, cash provided by operations was $411.5 million compared to $427.8 million in 2006. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in certain assets and liabilities. In 2007, non-cash related items included $256.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $8.9 million related to share-based compensation expense, $4.8 million from the accretion of discount on certain of our convertible notes, $3.7 million from deferred taxes, $5.8 million from the minority interest in income of one of our subsidiaries, $1.7 million from impairment of assets held for sale, and $0.1 million income from investment in an equity investee. In 2006, non-cash related items included $276.1 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $13.7 million related to share-based compensation expense, $6.6 million from the accretion of discount on certain of our convertible notes,

$0.5 million from loss on repurchase and redemption of our 8.0% convertible subordinated notes due 2011, $19.9 million from deferred taxes, $10.0 million from the minority interest in income of one of our subsidiaries and $0.2 million income from investment in an equity investee.

Working capital uses of cash included increases in account receivables and amounts due from affiliates. Working capital sources of cash included decreases in inventories, other receivables, prepaid expenses and other assets, and increases in accounts payable, accrued operating expenses and other payables, and amounts due to affiliates. Inventories as of December 30, 2007 were lower as compared to December 31, 2006 as a result of better inventory management. Accounts receivables as of December 30, 2007 were higher compared to December 31, 2006 mainly due to slower cash collections.

In 2006, cash provided by operations was $427.8 million compared to $270.7 million in 2005. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 8% convertible subordinated notes due 2011, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in certain assets and liabilities. In 2005, non-cash related items included $281.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.7 million related to share-based compensation expense, $7.4 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% convertible notes due 2007, $9.4 million from deferred taxes and $6.4 million from the minority interest in income of one of our subsidiaries. Working capital uses of cash included increases in accounts receivable, inventories and decreases in amount due to affiliates. Working capital source of cash included decreases in amount due from affiliates, other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables.

Cash Flows From Investing Activities

In 2007, cash used in investing activities was $299.1 million compared to $425.8 million in 2006. The primary usage of cash in investing activities related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, amounting to $232.3 million in 2007 and $393.6 million in 2006. Our capital expenditure in 2006 was higher than 2007 because we experienced greater expansion across the various geographic operating locations in 2006. In 2007, we acquired LSI’s assembly and test operations in Thailand for approximately $100.0 million. In 2007 and 2006, we received $21.8 million and $4.0 million from the proceeds from sale of assets held for sale. In 2006, we acquired a 25% shareholding in MAT for $10.2 million. In 2007 and 2006, we invested $6.8 million and $6.4 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2007 and 2006, we invested in marketable securities which amounted to $27.5 million and $80.9 million, respectively, and received proceeds from the sale and maturity of our marketable securities of $43.3 million and $56.2 million, respectively.

In 2006, cash used in investing activities was $425.8 million compared to $263.0 million in 2005. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $393.6 million in 2006 and $245.8 million in 2005. We experienced an increase in capital expenditure in 2006 as we were expanding our assets across the various geographic operating locations based on the expected business growth and certain long-term strategic investments. In 2006, we acquired a 25% shareholding in MAT for $10.2 million. In 2006 and 2005, we invested $6.4 million and $4.9 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2006 and 2005, we invested in marketable securities which amounted to $80.9 million and $32.0 million, respectively, and received proceeds from the sale and maturity of our marketable securities of $56.2 million and $16.5 million, respectively.

Cash Flows From Financing Activities

In 2007, cash used in financing activities was $70.5 million compared to $54.9 million in 2006. In 2007, $82.9 million was borrowed and $177.1 million of our borrowings and debts was repaid, compared to $60.3 million and $69.9 million, respectively, in 2006. In 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including accrued interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents. In 2007, we also redeemed $96.4 million aggregate principal of our zero coupon convertible notes at an aggregate consideration of $114.1 million, pursuant to demands for redemption from note holders in accordance with indenture governing the zero coupon convertible notes. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of our zero coupon convertible notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents. In 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 at an aggregate consideration of $50.5 million. In 2007 and 2006, we increased our restricted cash by $0.6 million and reduced our restricted cash by $1.6 million, respectively. In addition, $3.7 million and $7.1 million of capital lease payments were made in 2007 and 2006, respectively. In 2007 and 2006, $19.9 million and $13.3 million, respectively, was provided by the issuance of new ordinary shares of our Company through the employee share option plan and the employee share purchase plan. The total number of ordinary shares issued in 2007 and 2006 were 27.8 million and 26.5 million, respectively.

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

Special Tax Status

We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke our previous pioneer status granted from January 1, 1996 to December 31, 2003. Our previous pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the previous pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the previous pioneer trade cannot be set-off against the non-qualifying income during the previous pioneer incentive period due to the application of the law in respect of the previous pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we were refunded $5.0 million of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years.

In February 2008, EDB offered us a new five-year tax incentive for our Singapore operations commencing July 1, 2007 whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.

Derivative Financial Instruments

We are exposed to fluctuations in currency exchange rates and interest rates. From time to time, we may employ derivative instruments such as forward foreign currency swaps, foreign forward contracts and options and interest rate swaps to mitigate the financial risks associated with certain anticipated cash flows, assets and liabilities.

In 2006 and 2007, we entered into foreign currency forward contracts to protect us from fluctuations in exchange rates. As of December 31, 2006 and December 30, 2007, we had a series of foreign currency forward contracts qualifying as cash flow hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” with total contract value of approximately $147.0 million and $206.0 million, respectively, to hedge our operating expenses denominated in Singapore dollars, South Korean Won, Malaysian Ringgit and, with respect to 2007, Chinese Renminbi in order to limit the fluctuations in these foreign currency exchange rates against the U.S. dollar. The duration of these instruments are generally less than 12 months. As of December 30, 2007, we had realized and unrealized gains of $2.0 million and $1.7 million, respectively, on our foreign currency forward contracts qualifying as cash flow hedges. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.

Foreign Currency Risk

A portion of our costs is denominated in various foreign currencies, including the Singapore dollar, the South Korean Won, the Malaysian Ringgit, the Chinese Renminbi, Thai Baht, the New Taiwan dollar and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.

Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if such policy is unsuccessful.

Research and Development

See “Item 4. Information on our Company — B. Business Overview — Research and Development.”

Recent Accounting Pronouncements

In July 2006, the FASB issued FIN 48. FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. We have adopted FIN 48 effective at the beginning of the first quarter of 2007. See Note 13 of our consolidated financial statements for information on the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial statements. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”), which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on our consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008. We are currently evaluating the effect of the requirement of SFAS 158 related to measurement of the funded status of deferred benefit plans on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses to be reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. We are currently evaluating the effect of SFAS 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities are reversed subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. We are currently evaluating the effects, if any, that SFAS 141(R) may have on our financial statements; however, since we have acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. As of December 30, 2007, we have established deferred tax valuation allowances of $34.9 million in purchase accounting. See Note 13 of our consolidated financial statements for information on deferred tax valuation allowances.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. We are currently evaluating the effect of SFAS 160 on our consolidated financial statements and anticipate that SFAS 160 will not have a significant impact on the reporting of our results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth the name, age (as of January 31, 2008) and position of each director and member of senior management. The business address of our directors and senior management is our registered office in Singapore.

Name	Age	Position

Board of Directors
Charles R. Wofford(1)(2)(3)(4)	74	Chairman of our Board of Directors
Tan Lay Koon	49	Director, President and Chief Executive Officer
Peter Seah Lim Huat(5)(6)	61	Director
R. Douglas Norby(1)(5)(7)	72	Director
Teng Cheong Kwee(1)(6)(8)(9)	54	Director
Tokumasa Yasui(1)(9)	63	Director
Phoon Siew Heng(8)(10)	44	Director
Senior Management
Wan Choong Hoe	54	Executive Vice President, Chief Operating Officer
Han Byung Joon	48	Executive Vice President, Chief Technology Officer
John Lau Tai Chong	48	Senior Vice President, Chief Financial Officer
Ng Tiong Gee	45	Senior Vice President, Human Resources and Chief Information Officer
Janet T. Taylor	50	Senior Vice President, General Counsel

Notes:

(1)	Determined by our Board of Directors to be independent for the purposes of the Singapore Code of Corporate Governance 2005.

(2)	Chairman of the Executive Committee.

(3)	Chairman of the Executive Resource and Compensation Committee.

(4)	Chairman of the Nominating and Corporate Governance Committee.

(5)	Member of the Executive Resource and Compensation Committee.

(6)	Member of the Nominating and Corporate Governance Committee.

(7)	Chairman of the Audit Committee.

(8)	Member of the Executive Committee.

(9)	Member of the Audit Committee.

(10)	Appointed as a director on August 6, 2007.

Our Board of Directors held four meetings in person and three meetings by teleconference in 2007. The average attendance by directors at Board of Directors meetings they were scheduled to attend was 95%.

Mr. R. Douglas Norby was nominated for election as our director pursuant to the terms of the merger agreement governing our merger with ChipPAC and elected as our director at our extraordinary shareholders’ meeting on August 4, 2004.

Other than with respect to Mr. R. Douglas Norby, there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. There are no familial relationships among any of our directors, senior management or substantial shareholders. Mr. Peter Seah Lim Huat was an employee of Singapore Technologies Pte Ltd (“STPL”), the parent company of our controlling shareholder, STSPL, until December 31, 2004, when all the assets of STPL were transferred to STPL’s parent, Temasek, pursuant to a restructuring exercise. Mr. Seah became a member of the Temasek advisory panel in January 2005. Mr. Phoon

Siew Heng was employed by Temasek from 1999 to September 2007, and was appointed Chief Investment Officer of Temasek in December 2006.

Mr. Lim Ming Seong, Mr. Steven H. Hamblin, Mr. Richard J. Agnich, Dr. Park Chong Sup and Dr. Robert W. Conn resigned from our Board of Directors with effect from August 24, 2007.

Board of Directors

Charles R. Wofford

Mr. Charles Richard Wofford has been a member of our Board of Directors since February 1998 and the Chairman of our Board of Directors since August 2002. Mr. Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, Chief Executive Officer and President of Farr Company from 1992 to 1995 and Executive Vice Chairman of FSI International from 1996 to 1998. He received his Bachelor of Arts from Texas Western College.

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

Peter Seah Lim Huat

Mr. Peter Seah Lim Huat has been a member of our Board of Directors since July 2002. He has also been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of STPL and a member of its board of directors. He was a banker for 33 years before retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of Singapore Computer Systems Limited, SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered and StarHub Ltd. His other appointments include being a member of S.Rajaratnam School of International Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry and Honorary Treasurer of the Singapore Business Federation Council. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.

R. Douglas Norby

Mr. R. Douglas Norby has been a member of our Board of Directors since August 2004. Mr. Norby was a member of the board of directors of ChipPAC, Inc. prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc. from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera Technologies, Inc. from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of Alexion Pharmaceuticals, Inc., Neterion, Inc., Magnachip Semiconductor Ltd., Nexx Systems, Inc. and Intellon Corporation, and serves as the Chairman of each of such companies’ audit committee. He received his Bachelor of Arts in Economics from Harvard University and Master of Business Administration from Harvard Business School.

Teng Cheong Kwee

Mr. Teng Cheong Kwee has been a member of our Board of Directors since October 2006. He was previously a member of our Board of Directors from January 2001 to August 2004 and was appointed as a member and the Chairman of our Audit Committee in January 2001 and January 2003, respectively. Mr. Teng was the head of Risk Management & Regulatory Division of the Singapore Exchange Limited and has held various positions in regulatory and financial institutions including the Monetary Authority of Singapore. Mr. Teng has more than 20 years of experience in the finance industry. He is also a non-executive Director of several other companies listed on the SGX-ST. Mr. Teng received his Bachelor of Engineering (Industrial) (First Class Honors) and Bachelor of Commerce from the University of Newcastle in Australia.

Tokumasa Yasui

Mr. Tokumasa Yasui has been a member of our Board of Directors since January 2007. Mr. Yasui is currently an Advisor of Renesas Solutions Corp., a subsidiary of Renesas Technology Corp., which is a joint venture between Hitachi Ltd. and Mitsubishi Ltd. Prior to that, he was a Managing Director of Renesas Semiconductor (Malaysia) Sdn. Bhd. He has also held various senior management positions with Hitachi Ltd. where he last served as Group Executive of the Semiconductor Division. He has also served as Executive Vice President of Elpida Memory, Inc., which started as a joint venture between Hitachi Ltd. and NEC Corp. Mr. Yasui holds a Bachelor of Engineering and a Master of Engineering in Electrical Engineering from Kyoto University.

Phoon Siew Heng

Mr. Phoon Siew Heng has been a member of our Board of Directors since August 2007. Mr. Phoon is currently an Executive Advisor in Wah Hin & Co. (Pte.) Ltd. He also sits on the board of directors of Alliance Financial Group Berhad, Alliance Bank Malaysia Berhad and Alliance Investment Bank Berhad. He was with Temasek from 1999 to September 2007 and was appointed Chief Investment Officer at Temasek in December 2006. Prior to joining Temasek, Mr. Phoon was with Standard Chartered Merchant Bank Asia Ltd. He was a Deputy Director in the Ministry of Finance, Singapore, from 1988 to 1992. He was previously a Director of Shin Corporation Public Company Limited, SP PowerGrid Limited, SMRT Corporation Ltd, Singapore Airport Terminal Services Limited and SIA Engineering Company Limited, and a Board Commissioner in PT Bank Internasional Indonesia Tbk and PT Bank Danamon Indonesia Tbk. Mr. Phoon holds a Bachelor of Economics (Honors) from Monash University in Australia.

Senior Management

Wan Choong Hoe

Mr. Wan Choong Hoe joined us as our Chief Operating Officer in September 2004. Mr. Wan was previously Vice President and Managing Director responsible for Singapore and China operations for National Semiconductor Manufacturer Singapore Pte. Ltd. (“National Semiconductor”), a position he held since 2000. From 1994 to 2000, Mr. Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore, and previously held positions as Director of Operations and Director of QRA/Logistics. Prior to joining National Semiconductor in 1986, Mr. Wan held various positions at Texas Instruments Singapore Pte. Ltd., and from 1997 to 2001, served as Chairman of the Gintic Research Institute Management Board. Mr. Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.

Han Byung Joon

Dr. Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, prior to that, held various engineering positions with International Business Machines and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip-scale semiconductor packaging technologies which have been patented. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York in 1988.

John Lau Tai Chong

Mr. John Lau Tai Chong joined us as our Chief Financial Officer in October 2007. Prior to joining us, he was Chief Financial Officer at Abacus International Pte Ltd with overall responsibility for spearheading strategic and financial planning, management and statutory reporting, controllership, tax planning, treasury and risk management, legal, mergers and acquisitions, strategic investments and strategic operations of Abacus International Pte Ltd and its subsidiaries. Prior to that, Mr. Lau was Vice President, Finance for Praxair Asia Inc. and held various senior management positions with Sembawang Corporation Ltd. Mr. Lau graduated with a Bachelor of Accountancy from National University of Singapore. He also holds a Master of Business Administration from Golden Gate University in San Francisco, California.

Ng Tiong Gee

Mr. Ng Tiong Gee was appointed as our Chief Information Officer in May 2001 and Senior Vice President of Human Resources in February 2007. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational’s information technology activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Hewlett Packard. Mr. Ng graduated with a Bachelor of Mechanical Engineering, with honors, from the National University of Singapore in 1987. He also holds a Master’s of Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.

Janet T. Taylor

Ms. Janet T. Taylor joined us as our General Counsel in June 2005. Prior to joining our Company, Ms. Taylor practiced as a Foreign Legal Consultant at the law firm of Kartini Muljadi & Rekan in Indonesia. Ms. Taylor was counsel in the U.S. Securities Practice Group of Sidley Austin Brown & Wood’s Singapore office from 2000 to 2002 and prior to that, a partner in the U.S. Securities Practice Group of Baker & McKenzie’s Singapore office. In 1999, she joined the U.S. Securities Practice Group of Norton Rose’s London office until she returned to Singapore in 2000. In 1993, she joined LeBoeuf, Lamb, Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. Ms. Taylor began her legal career in 1989 at Debevoise & Plimpton in New York. Ms. Taylor was admitted to the New York Bar in 1990. She holds a Juris Doctor from Harvard Law School, a Bachelor of Arts (History) from the University of Texas and a Bachelor of Business Administration (Accounting) from Sam Houston State University.

B.  Compensation

Compensation of Directors and Senior Management

The following table sets forth the aggregate amount of compensation, including bonus paid or proposed to be paid, for all of our directors and senior management with respect to services rendered in 2007.

	Executive	Non-executive
	Director	Directors(1)	Total(2)

Charles R. Wofford		$161,000	$161,000
Lim Ming Seong(3)		38,340	38,340
Tan Lay Koon	$1,694,542		1,694,542
Peter Seah Lim Huat		49,420	49,420
Steven H. Hamblin(3)		56,080	56,080
Richard J. Agnich(3)		73,080	73,080
R. Douglas Norby		83,260	83,260
Robert W. Conn(3)		36,920	36,920
Park Chong Sup(3)		42,330	42,330
Teng Cheong Kwee		77,840	77,840
Tokumasa Yasui		53,170	53,170
Phoon Siew Heng(4)		21,170	21,170
Senior management (excluding our Chief Executive Officer) as a group			2,715,211

	$1,694,542	$692,610	$5,102,363

Notes:

(1)	We will seek approval at our annual general meeting in 2008 for the payment of directors’ fees of approximately $565,610 for 2007 (which excludes $127,000 paid to the special committees of the Board of Directors formed in relation to the tender offer by STSPL in 2007).

(2)	Does not include compensation given in the form of share options. For more information on share options granted to our directors and senior management, see “— E. Share Ownership for Directors and Senior Management.” Includes $341,720 representing payment of one-third of the notional Economic Value Added (“EVA”) bank account. See discussion below.

(3)	Resigned as a director on August 24, 2007.

(4)	Appointed as a director on August 6, 2007.

We currently have seven directors on our Board. Our executive director does not receive any director fees. Our non-executive directors are paid directors’ fees. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board of Directors and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2007 will be submitted for approval by our shareholders at our annual general meeting to be held in April 2008.

We provided to our directors and officers customary directors’ and officers’ liability insurance coverage in 2007.

At our last annual general meeting of shareholders held in April 2007, we obtained shareholders’ approval for the renewal of the share repurchase program within specified mandates relating to maximum repurchase price, volume, timing and manner of repurchases. We intend to effect any such repurchases in compliance with Rule 10b-18 under the Exchange Act. The share repurchase program, among other things, allows us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) for our employee share plans.

Our overall compensation scheme continues to include a short-term (annual) cash incentive plan to reward our senior executives and other eligible employees for their performance and contributions. The short-term incentive plan is funded by a pool of monies that we set aside based on a predetermined aggregate percentage of payroll. Payment in 2008 with respect to services rendered in 2007 is dependant on the participant’s level of achievement measured against corporate financial targets, as well as plant and functional goals. Each participant has a bonus target measured as a percentage of base salary.

In addition to the short-term incentive plan, the directors, senior executives and other designated employees are eligible to participate in a restricted share plan. Further, Mr. Tan Lay Koon and a limited group of the senior employees are also eligible to participate in a performance share plan. See “— E. Share Ownership for Directors and Senior Management — Employees’ Share Ownership Schemes.”

Finally, Mr. Tan Lay Koon and a very limited group of the most senior executives are eligible to participate in a modified long-term cash incentive plan based on measuring EVA. EVA improvement year over year funds a group EVA pool. If the group EVA pool has a net positive balance in a given year, individual EVA bonuses would be distributed to eligible participants (one-third is paid directly to the participant and two-thirds is held in an individual EVA bank account for each participant).

The group incentive EVA pool is derived from the annual wage increments of the participants and a sharing of the positive EVA and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool is based on the collective achievement of the corporate goals, achievement of individual performance targets and individual scoring on corporate values. Each eligible senior executive has his or her own notional EVA bank account. The bonus earned each year is added to his or her notional EVA bank account, and payment is made only when there was a positive EVA bank balance in the notional EVA bank account. This incentive plan was suspended for the year 2005 while our compensation plan was under review and was resumed in year 2006.

Pension, Retirement or Similar Benefits

We do not provide any post-retirement benefits other than those pursuant to the plans required or permitted by local regulations and described below.

Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for 2005, 2006 and 2007 was approximately $6.3 million, $9.1 million and $10.7 million, respectively. In accordance with the National Pension Act of South Korea, a certain portion of these severance benefits are deposited with the Korean National Pension Fund.

Additionally, under the National Pension Act of South Korea, STATS ChipPAC Korea Ltd. is required to contribute a certain percentage for pension based on each employee’s salary to the Korean National Pension Fund. The expense for the pension benefits for 2005, 2006 and 2007 was approximately $2.1 million, $2.8 million and $3.3 million, respectively.

Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens or Singapore permanent residents. The aggregate expenses under this plan were approximately $4.8 million for 2005, $5.3 million for 2006 and $6.1 million for 2007.

Under Chinese law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our employees in China. For 2005, 2006 and 2007, the aggregate expenses under this plan were approximately $1.8 million, $2.2 million and $3.1 million, respectively.

Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees in Malaysia except for contract and foreign workers. STATS ChipPAC Malaysia

Sdn Bhd’s total expenses under this plan for 2005, 2006 and 2007 were approximately $1.9 million, $2.0 million and $2.2 million, respectively. Employees with more than 20 years of service with STATSChipPAC Malaysia Sdn Bhd are entitled to a single sum payment of $2,898 upon their mandatory retirement from their employment at age 55 years. We paid approximately $21,200, $51,600 and $84,500 for such retirement payments for 2005, 2006 and 2007, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.

Under Thai law, we make monthly contributions based on the statutory funding requirement into the Employee Provident Fund for substantially all of our employees in Thailand. The aggregate expenses under this plan were approximately $153,000 for the period from October 2, 2007 (when we acquired LSI’s assembly and test operations in Thailand) to December 31, 2007.

Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited based on their length of service and latest salary at the time of retirement or involuntary termination. The expense for severance benefits for 2007 was approximately $1.4 million.

ChipPAC and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where our Company matches 50% of employee contributions up to 6% of eligible employee compensation. Our matching contributions under the 401(k) plan were approximately $395,000, $457,000 and $470,000 in 2005, 2006 and 2007, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of $2,000 and $28 per person and are accrued on a monthly basis. Returns on the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.

Under Taiwanese law, STATS ChipPAC Taiwan Semiconductor Corporation and STATS ChipPAC Taiwan Co., Ltd. are required to make monthly contributions based on the statutory funding requirement for substantially all of the employees in Taiwan into the employee’s individual pension account overseen by the Bureau of Labor Insurance. For 2005, 2006 and 2007, the aggregate expenses under this plan for STATS ChipPAC Taiwan Semiconductor Corporation were approximately $144,000, $364,000 and $334,000, respectively, and for STATS ChipPAC Taiwan Co., Ltd. were approximately $19,000, $99,000 and $141,000, respectively.

STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 30, 2007, there was no shortfall in the plan’s assets. Total pension plan expenses in 2005, 2006 and 2007 were approximately $55,000, $5,000 and $7,000, respectively.

C.  Board Practices

Board of Directors

Our Articles of Association set the minimum number of directors at two. We currently have seven directors. A number of our directors are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but is generally equal to one-third of our Board of Directors, with the directors who have been in office longest since their last re-election or appointment standing for re-election. Our Articles of Association also provide that the Board of Directors has the power to appoint any person to be a director to fill a casual vacancy or as an additional director. These persons may only be directors until the next annual general meeting of shareholders but are eligible for re-election. Accordingly, the appointments of Mr. Tan

Lay Koon, Mr. Peter Seah Lim Huat and Mr. Phoon Siew Heng will expire, and we intend to seek shareholders’ approval for their re-election, at the next annual general meeting of shareholders to be held in April 2008.

Under the Companies Act, Chapter 50 of Singapore (“Companies Act”), the term of any director expires on the date of the annual general meeting of shareholders immediately following the date on which that director turns 70 years of age, although he or she is thereafter eligible for re-appointment. Directors who are aged 70 or older are eligible for re-appointment upon the approval of our shareholders by way of an ordinary resolution passed at an annual general meeting and, if re-appointed, will hold office until the next annual general meeting of the shareholders. Accordingly, the appointments of Mr. Charles R. Wofford and Mr. R. Douglas Norby will expire, and we intend to seek shareholders’ approval for their re-appointment, at the next annual general meeting of shareholders to be held in April 2008.

As of January 31, 2008, Temasek, through its wholly-owned subsidiary STSPL, beneficially owned approximately 83.1% of our outstanding ordinary shares (including ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and all of our outstanding 2.5% convertible notes. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek is able to exercise control over matters requiring the approval of our shareholders. The actions of Temasek and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations.

Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. Under Singapore law, the alternate director is not merely an agent of the director but is also held accountable to us for his or her actions as director during the period for which he or she acts as alternate director.

We do not have any service contracts with any of our non-executive directors. The service contract of our executive director does not provide for benefits upon termination of employment.

Committees of our Board of Directors

Audit Committee

The Audit Committee currently consists of three members, all of whom are non-executive directors and determined by our Board of Directors to be independent under applicable SEC rules and for purposes of the Singapore Code of Corporate Governance 2005. The current members of the Audit Committee are Mr. R. Douglas Norby (Chairman), Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui. In August 2007, Mr. Richard J. Agnich and Mr. Steven H. Hamblin resigned from the Board of Directors and accordingly ceased to be members of the Audit Committee. Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui were appointed as members of the Audit Committee in their place.

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

The Audit Committee held five meetings in 2007.

Executive Resource and Compensation Committee

The current members of the Executive Resource and Compensation Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. R. Douglas Norby. In August 2007, Mr. Teng Cheong Kwee resigned as a member of the Executive Resource and Compensation Committee and Mr. R. Douglas Norby was appointed as a member.

The Executive Resource and Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long-term sustainability of business and long-term shareholders’ return.

Prior to our voluntary delisting from Nasdaq in December 2007, we relied on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3), which requires the compensation of the chief executive officer and all other executive officers of a Nasdaq-listed company to be determined, or recommended to the Board of Directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, we adopted, and continue to adopt, the following practices, which are consistent with the Singapore Code of Corporate Governance 2005:

•	the Executive Resource and Compensation Committee is comprised entirely of non-executive directors, the majority of whom, including the Chairman, qualify as independent directors under the Nasdaq Marketplace Rules and the Singapore Code of Corporate Governance 2005. Mr. Peter Seah Lim Huat does not qualify as an independent director under the Nasdaq Marketplace Rules or the Singapore Code of Corporate Governance 2005.

•	the Executive Resource and Compensation Committee is responsible for reviewing, considering and approving the compensation policies, incentive programs, specific compensation (including each award and total proposed awards under each equity-based plan) of each Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer. The Executive Resource and Compensation Committee has delegated to the Chief Executive Officer the power to approve awards to employees at the job level of Vice President and below who do not report directly to the Chief Executive Officer. The Executive Resource and Compensation Committee also reviews and approves all our option plans, share plans and other equity-based plans.

In January 2007, our Board of Directors adopted a new charter for our Executive Resource and Compensation Committee. Our Board of Directors has resolved, with effect from January 24, 2007, to delegate to the Executive Resource and Compensation Committee the power to review, vary (if necessary) and approve the entire specific remuneration package and service contract terms for the Chief Executive Officer and the key management executives of our Company that are at the job level of Executive Vice President, Senior Vice President and Vice President and who report directly to the Chief Executive Officer.

Previously, the Executive Resource and Compensation Committee would approve the entire specific remuneration package and service contract terms for all management executives of our Company at the job level of Vice President and above.

Specifically, the duties and responsibilities of the Executive Resource and Compensation Committee include the following:

•	consider, review, vary and approve our Company’s policy for determining executive remuneration including the remuneration policy with regard to Executive Vice Presidents, Senior Vice Presidents and Vice Presidents who report directly to the Chief Executive Officer;

•	consider, review, vary and approve the entire specific remuneration package and service contract terms for each Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer;

•	review and approve all of our option plans, stock plans and other equity-based plans; and

•	approve the remuneration framework, including director’s fees for our non-executive directors.

The Executive Resource and Compensation Committee held five meetings in 2007.

Executive Committee

The Executive Committee currently consists of Mr. Charles R. Wofford (Chairman), Mr. Teng Cheong Kwee and Mr. Phoon Siew Heng. In August 2007, Mr. Steven H. Hamblin, who was then a member of the Executive Committee, resigned from the Board of Directors and Mr. Phoon Siew Heng was appointed as a member of the Executive Committee in place thereof.

The main objective of the Executive Committee is to enable our Board of Directors to delegate some of its powers and functions regarding the governing of our affairs and the affairs of our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board of Directors.

In August 2007, the Budget Committee was dissolved and the Executive Committee assumed its role of meeting with our senior management to review our annual budget and financial performance.

The Executive Committee held four meetings in 2007.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Teng Cheong Kwee. In August 2007, Mr. Richard J. Agnich, who was then a member of the Nominating and Corporate Governance Committee, resigned from the Board of Directors and Mr. Teng Cheong Kwee was appointed as a member of the Nominating and Corporate Governance Committee in place thereof. The Nominating and Corporate Governance Committee’s responsibilities include identifying suitable candidates for appointment to our Board, with a view to ensuring that the individuals comprising our Board of Directors can contribute in the relevant strategic areas of our business and are able to discharge their responsibilities as directors having regard to the law and high standards of governance.

Prior to our voluntary delisting from Nasdaq in December 2007, we relied on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3), which requires director nominees to be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors, we adopted, and continue to adopt, the following practices which are consistent with the Singapore Code of Corporate Governance 2005:

•	The Nominating and Corporate Governance Committee comprises not less than three directors, the majority of whom, including the Chairman, qualify as independent directors under the Nasdaq Marketplace Rules and the Singapore Code of Corporate Governance 2005. Mr. Peter Seah Lim Huat does not qualify as an independent director under the Nasdaq Marketplace Rules or the Singapore Code of Corporate Governance 2005.

•	The Nominating and Corporate Governance Committee’s duties and responsibilities include the following:

(i) the identification of qualified candidates to become members of our Board of Directors;

(ii) the selection of nominees for election as directors at the next annual meeting of shareholders (or extraordinary general meeting of shareholders at which directors are to be elected);

(iii) the selection of candidates to fill any vacancies on our Board of Directors;

(iv) the development and recommendation to our Board of Directors of a set of corporate governance guidelines and principles applicable to our Company (being our Code of Business Conduct and Ethics); and

(v) the oversight of the evaluation of our Board of Directors and its’ committees.

The Nominating and Corporate Governance Committee held three meetings in 2007.

Budget Committee

The Budget Committee was dissolved in August 2007 following the resignations of Mr. Lim Ming Seong, Dr. Park Chong Sup and Dr. Robert W. Conn, each of whom was a member of the Budget Committee, from the Board of Directors. Its responsibilities were assumed by the Executive Committee.

The Budget Committee held three meetings in 2007 prior to its dissolution.

D.  Employees

As of December 30, 2007, we employed 14,268 full-time employees and 605 temporary or contract employees. The average number of temporary or contract employees in 2007 based on the number of temporary or contract employees at the end of each month was 489 per month.

As of December 30, 2007, approximately 70% of our South Korean employees were represented by the STATS ChipPAC Korea Labor Union and are covered by a collective bargaining agreement and a wage agreement. The wage agreement is renewed every year. The collective bargaining agreement which, among other things, covers basic union activities, working conditions and welfare programs is renewed every other year. The wage agreement was renewed in 2007 and is effective through March 31, 2008. The collective bargaining agreement was renewed in 2007 and is effective through April 30, 2009.

Management and the STATS ChipPAC Korea Labor Union have negotiations and meetings on a regular basis in order to discuss various issues and share concerns relating to the employees and the financial condition of STATS ChipPAC Korea. We believe that management has a good relationship with the STATS ChipPAC Korea Labor Union.

The following table sets forth the number of our employees by function and location for the dates indicated:

	December 25,	December 31,	December 30,
	2005	2006	2007

Function:
Direct and indirect labor (manufacturing)	12,315	13,181	13,764
Indirect labor (administration)	694	770	809
Research and development	232	260	300

Total	13,241	14,211	14,873

Location:
Singapore	4,092	3,527	3,288
China	3,452	4,241	3,829
Malaysia	2,472	3,007	2,900
South Korea	2,407	2,513	2,698
Taiwan	560	645	590
Thailand	—	—	1,296
United States	245	262	252
Others	13	16	20

Total	13,241	14,211	14,873

E.  Share Ownership for Directors and Senior Management

Based on an aggregate of 2,047,333,663 ordinary shares outstanding as of January 31, 2008, each of our directors and senior management officers had a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of such date.

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

All of our ordinary shares have identical rights in all respects and rank equally with one another.

Share Options for Directors

The following table contains information pertaining to share options held by our directors as of January 31, 2008.

	Number of Ordinary Shares	Per Share Exercise
	Issuable on Exercise of Option	Price (S$)	Exercisable Period

Tan Lay Koon	700,000	2.826	10/19/2001 to 10/18/2010
	325,000	2.885	04/29/2003 to 04/28/2012
	2,000,000	2.2	06/26/2003 to 06/25/2012
	700,000	1.99	08/06/2004 to 08/05/2013
	500,000	1.91	02/17/2005 to 02/16/2014
Peter Seah Lim Huat	70,000	1.99	08/06/2004 to 08/05/2013
	35,000	1.91	02/17/2005 to 02/16/2014
Teng Cheong Kwee	70,000	1.99	08/06/2004 to 08/05/2008
	35,000	1.91	02/17/2005 to 02/16/2009

Employees’ Share Ownership Schemes

In January 2008, we decided to terminate the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”), the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”) and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”), all as described below, to be effective in March 2008. The STATS ChipPAC Share Option Plan, as amended, was phased out as of December 2006 and replaced by the RSP.

Our Board of Directors is considering a replacement long-term compensation strategy for senior level employees, including our Chief Executive Officer, under which cash bonuses may be awarded depending on our Company’s performance measured against specified targets over a period of time.

In December 2007, consistent with our plans to terminate our ADR program, we amended our plans (where necessary) to eliminate the participants’ option to elect to receive ADSs in lieu of ordinary shares.

Effective January 30, 2006, the Companies Act was amended pursuant to the Companies (Amendment) Act 2005 of Singapore, as a result of which a Singapore company can repurchase shares out of its capital as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being required to be cancelled. In light of these amendments, at our annual shareholders’ meeting in April 2007, we obtained shareholders’ approval to repurchase up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting) to allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) under our equity incentive plans. The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date on which the approval is revoked or varied. As of December 30, 2007, we had not repurchased any shares. We intend to seek renewal of the shareholders’ mandate in our next annual general meeting to be held in April 2008.

STATS ChipPAC Ltd. Restricted Share Plan

In January 2008, we decided to terminate, as of March 2008, the RSP which was adopted in April 2006. The purpose of the RSP was to replace the STATS ChipPAC Share Option Plan commencing 2007 and to offer selected individuals an opportunity to acquire a proprietary interest or to increase their interest in the success of our Company through the grant of Restricted Share Units (“RSUs”).

The RSP has been administered by the Executive Resource and Compensation Committee. Employees, directors and consultants are eligible to participant in the RSP.

Each RSU represents an unfunded, unsecured promise of our Company to issue or transfer ordinary shares of our Company with no exercise or purchase price as the award vests in accordance with a schedule determined by the Executive Resource and Compensation Committee. RSUs may be granted subject to performance conditions. Each RSU has a value equal to the fair market value of an ordinary share and the Executive Resource and Compensation Committee has the authority to settle RSUs in cash or shares. RSUs granted under the plan are generally not transferable. Unvested portions of RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s RSU award until such ordinary shares have been issued or transferred pursuant to the terms of such award.

The number of ordinary shares that may be issued under the RSP may not exceed, in the aggregate, 50 million ordinary shares of our Company (subject to anti-dilution adjustments pursuant to the RSP).

In 2007, we granted to our directors, officers and employees RSUs representing 6,976,754 ordinary shares in seven separate grants: two grants in February aggregating 6,711,754 RSUs; two grants in April aggregating 56,000 RSUs; two grants in May aggregating 56,000 RSUs; and one grant in October for 153,000 RSUs. One-third of the RSUs granted will vest on the anniversary of the grant date over the next three years.

As of January 31, 2008, RSUs representing 6,264,642 ordinary shares were outstanding, out of which RSUs representing 886,600 ordinary shares were held by our directors and executive officers as a group. In February 2008, 1,997,433 ordinary shares in respect of vested RSUs were issued.

We intend to settle all future vested RSUs in cash. Unvested RSUs representing 65,940 ordinary shares of resigned directors are intended to be cancelled and RSUs representing 705,212 ordinary shares have lapsed.

STATS ChipPAC Ltd. Performance Share Plan

In January 2008, we decided to terminate, as of March 2008, the PSP which was adopted in April 2006. The PSP was intended to supplement our Company’s long-term compensation strategy of senior level employees, under which the number of ordinary shares or their equivalent cash value or combination thereof received by the employee depended on our Company’s performance measured against specified targets over a period of time to be determined by the Executive Resource and Compensation Committee.

The PSP has been administered by the Executive Resource and Compensation Committee. Although, all employees, directors and consultants are eligible to participate in the PSP, grants will typically be made to employees who report directly to our Chief Executive Officer.

Typically the ordinary shares covered by a grant under the PSP will be fully vested. Performance shares awards are generally granted subject to performance criteria measured over performance periods as determined by the Executive Resource and Compensation Committee, which are typically three years. The Executive Resource and Compensation Committee has the authority to settle performance shares in cash or shares. Awards granted under the plan are generally not transferable. A grantee of any awards under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of such award.

The number of ordinary shares that may be issued under the PSP may not exceed, in the aggregate, 15 million ordinary shares of our Company. As of January 31, 2008, no grant of share awards under the PSP had been made.

STATS ChipPAC Ltd. Employee Share Purchase Plan 2004

In January 2008, we decided to terminate, as of March 2008, the ESPP which was adopted in August 2004. We adopted the ESPP to provide our employees the opportunity to purchase our ordinary shares in order to encourage broad employee ownership, encourage employees to remain in our employ, enhance the ability to attract new employees by providing an opportunity to acquire a vested interest in our success and provide a performance incentive to our employees.

The ESPP has been administered by the Executive Resource and Compensation Committee. Employees of our Company and designated subsidiaries are eligible to participant in the ESPP.

Prior to the amendments to the ESPP adopted in 2006, substantially all employees could purchase our Company’s ordinary shares at a price equal to 85% of the lower of the fair market value at the beginning or the end of specified six-month purchase periods. Share purchases were limited to 15% of an employee’s eligible compensation.

In April 2006, changes to the terms of the ESPP were approved by the shareholders. We eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined by reference to the lower of the fair market value at the beginning or the end of the specified purchase period and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, we may match up to 20% of the contributions of ESPP participants by transferring or issuing shares or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the Internal Revenue Code.

In addition, in 2006, the maximum aggregate number of ordinary shares that may be issued under the ESPP was revised from 130 million ordinary shares to no more than 92 million ordinary shares of our Company (subject to anti-dilution adjustment pursuant to the ESPP).

STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (the “Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP”, and together with the Substitute Option Plan, the “Substitute Plans”)

In connection with the merger between STATS and ChipPAC, we adopted the Substitute Plans to enable substitute options to be granted to holders of options granted under the ChipPAC 1999 Stock Purchase and Option Plan and the ChipPAC 2000 Equity Incentive Plan. The number of our ordinary shares that may be issued under the Substitute Option Plan and the Substitute EIP, may not exceed, in the aggregate, approximately 7 million and 73 million ordinary shares, respectively.

STATS ChipPAC Share Option Plan, as amended

Effective May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (the “STATS 1999 option plan”). The STATS 1999 option plan was amended from time to time to accomplish various varying objectives including, among other things, to comply with changes in applicable laws and to bring the plan in line with current market practices. In connection with the consummation of the merger and in light of the resulting significant increase in the number of our employees, our shareholders approved an amendment to the STATS 1999 option plan, effective as of August 5, 2004, to increase the maximum number of ordinary shares issuable under the plan and the issuance of new ordinary shares upon the exercise of options granted under the plan. Subsequently, the STATS 1999 option plan was re-named the STATS ChipPAC Share Option Plan.

The purpose of the STATS ChipPAC Share Option Plan was to offer selected individuals an opportunity to acquire or increase an ownership interest in our Company through the grant of options to purchase our ordinary shares. Options granted under the STATS ChipPAC Share Option Plan may be either nonqualified options or incentive stock options (“ISO”) intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

The number of ordinary shares that may be issued under the STATS ChipPAC Share Option Plan may not exceed, in the aggregate, 198 million ordinary shares (subject to anti-dilution adjustments pursuant to the plan), including 80 million ordinary shares that may be issued under the Substitute Plans. To the extent any options under the STATS ChipPAC Share Option Plan or the Substitute Plans expire unexercised or are otherwise cancelled or terminated, the ordinary shares allocable to such options will again be available for grant.

The STATS ChipPAC Share Option Plan has been administered by the Executive Resource and Compensation Committee. Subject to certain exceptions as provided in the plan, employees, directors and consultants are eligible for the grant of options.

The exercise price of an ISO must not be less than 100% of the fair market value of our ordinary share on the date of grant. An individual who owns more than 10% of the total combined voting power of all classes of the outstanding shares of the Company or any of our subsidiaries is not eligible to be granted ISOs unless (i) the exercise price of the ISO is at least 110% of the fair market value of the ordinary shares on the date of the grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the date of grant.

The options typically vest over a four-year period. The term of an option granted to an employee may not exceed seven years from the date of grant. The term of an option granted to a non-employee may not exceed five years from the date of the grant.

In 2007, there were no grants to our directors, officers, employees or consultants of options to purchase any of our ordinary shares under the STATS ChipPAC Share Option Plan.

As of January 31, 2008, options (under the STATS ChipPAC Share Option Plan and the Substitute Plans combined) to purchase an aggregate of 15,908,782 ordinary shares were outstanding, out of which options to purchase 6,610,000 ordinary shares were held by our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from August 2008 to October 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of January 31, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.1% of our outstanding ordinary shares (including ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and all of our outstanding 2.5% convertible notes. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek is able to exercise control over matters requiring the approval of our shareholders.

Matters that typically require the approval of our shareholders include, among other things:

•	the election of directors;

•	the merger or consolidation of us with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.

The following table sets forth certain information regarding the ownership of our ordinary shares as of January 31, 2008 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

Temasek(1)	1,700,577,029	83.1%

(1)	As notified to our Company by Temasek, a private limited company incorporated in Singapore, wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183), which owns 100% of the ordinary shares of STSPL. Temasek is therefore deemed to beneficially own 1,700,577,029 of our ordinary shares, which are owned directly by STSPL. The percentage beneficially owned is based on an aggregate 2,047,333,663 ordinary shares outstanding as of January 31, 2008.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Prior to the tender offer by STSPL in March 2007, Temasek beneficially owned, and its wholly-owned subsidiary, STSPL, directly owned, approximately 712,228,050 ordinary shares, which represented approximately 35.6% of our outstanding ordinary shares at that time. Upon the consummation of the tender offer in May 2007, Temasek beneficially owned, and STSPL directly owned, 1,838,819,759 ordinary shares (including ordinary shares represented by ADSs and ordinary shares issuable upon conversion of the US$134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL in the tender offer), which represented approximately 84.2% of our outstanding ordinary shares at that time. See “Item 4. Information on our Company — A. History and Development of our Company.”

•	In March 2007, FMR Corp. beneficially owned 240,096,700 ordinary shares, which represented approximately 11.9% of our outstanding ordinary shares at that time. Based on Amendment No. 6 to the Schedule 13G filed by FMR Corp. and Edward C. Johnson III, Chairman of FMR Corp., with the SEC on May 10, 2007, FMR Corp. ceased to be the beneficial owner of more than 5% of our outstanding ordinary shares.

•	In April 2007, we received notice from OZ that it managed the investments of OZ Asia Master Fund, Ltd, Fleet Maritime, Inc., GPC LVII, LLC, Goldman, Sachs & Co. Profit Sharing Master Trust, OZ Master Fund, Ltd and OZ Global Special Investments Master Fund, LP. (collectively, the “Funds”) on a discretionary basis and acted as their investment advisor. By virtue of its discretionary investment management powers, OZ was deemed to have an interest in all of the 116,092,190 ordinary shares (some of which are held in the form of ADSs) then held by the Funds, representing approximately 5.8% of our outstanding ordinary shares at that time. Prior to April 2007, OZ was not a major shareholder of our Company. At the end of April 2007, we received a subsequent notice stating that due to the sale of 79,023,690 ordinary shares (some of which are held in the form of ADSs), OZ was deemed to have an interest in 37,703,900 ordinary shares (some of which are held in the form of ADSs) then held by the Funds, representing approximately 1.9% of our outstanding ordinary shares at that time.

•	In May 2007, we received notice from Marathon that it had voting and dispositive control over 102,305,000 ordinary shares, which represented 5.0% of our outstanding ordinary shares at that time, and dispositive but non-voting control over an additional 37,549,000 ordinary shares, which represented 1.8% of our outstanding ordinary shares at that time. Prior to May 2007, Marathon was not a major shareholder of our Company.

All our ordinary shares have identical rights in all respects and rank equally with one another.

Our ordinary shares have been traded on the SGX-ST since January 31, 2000. Our ADSs were traded on Nasdaq from January 28, 2000 to December 28, 2007. We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007.

As of February 15, 2008, 93,500 of our ordinary shares, representing less than 0.01% of our outstanding shares, were held by a total of 34 holders of record with addresses in the United States. In addition, as of February 15, 2008, 3,145,964 of our ADSs representing 31,459,640 of our ordinary shares and approximately 1.54% of our outstanding shares, were held by a total of nine holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADSs is higher.

The closing price of our ordinary shares on the SGX-ST was S$1.32 per ordinary share on January 31, 2008.

B.  Related Party Transactions

Temasek is a holding company with investments in a group of companies (the “Temasek Group”). We engage in transactions with companies in the Temasek Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered in March 2000 pursuant to which we agreed to provide wafer sort, packaging and test services to Chartered. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002 and is automatically renewed on an annual basis unless otherwise terminated. This agreement governed the conduct of business between the parties relating to, among other things, our provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement did not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder. In April 2004, we entered into another test services agreement with Chartered pursuant to which we agreed to give Chartered priority to use six of our testers, and access to six additional testers, for which Chartered guaranteed minimum loading and issuance of purchase orders of $450,000 per month. This test services agreement expired in March 2005. In March 2005, we entered into a three-year partnership agreement with Chartered pursuant to which we agreed to provide wafer sort, assembly and test services to Chartered. This is not a firm commitment from Chartered to purchase from us nor is it a firm commitment from us to supply services covered thereunder. In August 2007, we entered into a three-year joint development agreement with Chartered pursuant to which we agreed to jointly develop packaging technology including, but not limited to, the flip-chip assembly technology for Chartered’s advanced wafer technologies. The joint development agreement may be terminated by either of us upon 60 days written notice.

In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST. ANST, an assembly and test company based in Wuxi, China, is a wholly owned subsidiary of MAT and, in connection with the transaction, we acquired a 25% shareholding in MAT with CR Logic owning a 75% interest. Under the agreements entered into in connection with the joint venture, ANST, has agreed to purchase more than 1,000 sets of key assembly and test equipment from STATS ChipPAC Shanghai Co., Ltd. for $35 million, to be settled in cash installments over a four year period until 2010. STATS ChipPAC Shanghai Co., Ltd. has agreed to continue to provide sales and technical support to our existing customers on specific low lead count packages until December 31, 2009. In addition, STATS ChipPAC Shanghai Co., Ltd. has agreed to refer customers to ANST for which ANST has agreed to pay a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009 and a goodwill payment of $5.0 million if the transferred revenues exceed $180 million over the four year period. The joint venture agreement entered into in connection with our share subscription and sale of assets regulates the relationships, rights and obligations of the shareholders of MAT. CR Logic proposes to assign these agreements to its sister subsidiary, CSMC Technologies Corporation, and we have consented to such assignment.

In April 2007, we entered into a letter agreement with STSPL relating to STSPL’s options proposal in connection with its tender offer for equity securities of our Company. This agreement governed the procedures for settlement of the options proposal, including payment mechanics. The agreement terminated automatically on June 30, 2007.

Our operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.

All new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of our Board of Directors. We also engage in transactions with other companies directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately $14.7 million, $18.4 million and $19.8 million for 2005, 2006 and 2007, respectively.

C.  Interest of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Please see Item 18 for a list of the financial statements filed as part of this annual report.

Legal Proceedings

In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in the California Litigation. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company.

In May 2007, at Tessera’s request, the ITC instituted an investigation of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers (the “First ITC Investigation”). In addition, in April 2007, Tessera instituted an action in Federal District Court for the Eastern District of Texas against certain of our Company’s co-defendants in the California Litigation and other companies (the “Texas Action”). In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.

In January 2008, Tessera served on our Company a draft complaint that Tessera proposes to file with the ITC to request the Proposed Second ITC Investigation of our Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In February 2008, the district court presiding over the California Litigation held that Tessera may file this draft complaint with the ITC. In the Proposed Second ITC Investigation, Tessera seeks an order to prevent our Company and other named companies from importing certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, into the United States. The Proposed Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation.

The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Proposed Second ITC Investigation. In February 2008, the First ITC Investigation was stayed pending the outcome of the PTO’s reexamination procedures. It is not possible to predict the outcome of the California Litigation or the Proposed Second ITC Investigation, the total costs of resolving the California Litigation and the Proposed Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action, or when the stay in the First ITC Investigation will be lifted. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Proposed Second ITC Investigation.

We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.

We also, from time to time, receive from customers, requests for indemnification against pending or threatened infringement claims brought against such customers, such as the Tessera cases described above. The resolution of any future allegation or request for indemnification could have a material adverse effect on our business, financial condition and results of operations.

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

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Price range of our ordinary shares and ADSs

The historical ‘high’ and ‘low’ prices of our ordinary shares and ADSs for the periods stated are as shown below.

	Price per
	Ordinary Share		Price per ADS
	on the SGX-ST		on Nasdaq(1)
	(in S$)		(in US$)
	High	Low	High	Low

Annual for 2003	2.73	1.05	15.75	6.16
Annual for 2004	2.45	0.92	14.74	5.40
Annual for 2005	1.34	0.88	8.16	5.30
Annual for 2006	1.42	0.84	8.85	4.91
Annual for 2007	1.88	1.14	12.79	7.26

	Price per
	Ordinary Share		Price per ADS
	on the SGX-ST		on Nasdaq(1)
	(in S$)		(in US$)
	High	Low	High	Low

Quarterly highs and lows:
— quarter ended March 26, 2006	1.25	1.01	7.77	6.19
— quarter ended June 25, 2006	1.42	0.90	8.85	5.53
— quarter ended September 24, 2006	1.05	0.84	6.65	4.91
— quarter ended December 31, 2006	1.33	0.93	8.42	5.74
— quarter ended April 1, 2007	1.84	1.14	12.14	7.26
— quarter ended July 1, 2007	1.88	1.58	12.79	10.55
— quarter ended September 30, 2007	1.75	1.45	11.54	9.15
— quarter ended December 30, 2007(2)	1.71	1.48	11.78	10.12
Monthly highs and lows:
August 2007	1.66	1.45	10.66	9.15
September 2007	1.65	1.55	10.92	9.75
October 2007	1.66	1.58	11.41	10.48
November 2007	1.71	1.63	11.78	11.03
December 2007(2)	1.69	1.45	11.67	10.12
January 2008	1.56	1.30	—	—
February 2008	1.43	1.10	—	—

Notes:

(1)	Prior to July 2006, on the Nasdaq National Market.

(2)	We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007. Our ADSs are currently traded on the over-the-counter market in the United States.

B.  Plan of Distribution

Not applicable

C.  Markets

Our ordinary shares are listed on the SGX-ST (SGX-ST: STATSChP).

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

A detailed list of all the other objects and purposes of our Company can be found in Article 3 of our Memorandum of Association which was filed as an Exhibit to our annual report on Form 20-F (Registration Number: 000-29103) for fiscal year ended December 31, 2006 and is available for examination at our registered office at 10 Ang Mo Kio Street 65, #05-17/20, Singapore 569059, Republic of Singapore.

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

Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. There is currently no alternate director. Under Singapore law, the alternate director is not merely an agent of the director but is accountable to our Company for his or her actions as director during the period for which he or she acts as alternate director.

Ordinary Shares

We have only one class of shares, namely, ordinary shares. As of December 30, 2007, there were 2,047,333,663 ordinary shares issued and allotted by our Company.

Until January 30, 2006, our ordinary shares had a par value of S$0.25 each. The Companies (Amendment) Act 2005 of Singapore, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital.” Accordingly, as of January 30, 2006, the shares of our Company have no par or nominal value.

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

All of our ordinary shares are in registered form. All our issued ordinary shares are entitled to voting rights described under “— Voting Rights” below. We may, subject to and in accordance with the Companies Act and the rules of the SGX-ST, purchase our own ordinary shares. We may not, except as provided in the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our ordinary shares.

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

Shareholders

Only persons who are registered in our register of members and, in cases in which the person so registered is The Central Depository (Pte) Limited (the “CDP”) or its nominee, as the case may be, the persons named as depositors in the depository register maintained by CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights in respect of any ordinary share other than an absolute right to the entirety thereof of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of members for any time or times. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders’ entitlement to receive dividends and other distributions for no more than ten days a year.

Transfer of Ordinary Shares

There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in a form acceptable to our directors. Our directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped if required and is presented for registration together with a certificate of payment of stamp duty (if any), the share certificate to which the transfer relates and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our directors may require.

General Meetings of Shareholders

We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of our paid-up capital request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of the total number of our issued shares may call a meeting. Unless otherwise required by Singapore law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of our Company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business and a statement regarding the effect of any proposed resolution on our Company in respect of such special business.

Voting Rights

A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry settlement system will only be entitled to vote at a general meeting if his name appears on the depository register maintained by CDP as of 48 hours before the time of the general meeting as certified by CDP to our Company. Except as otherwise provided in our Articles of Association, two or more shareholders holding at least 33 1/3% of our total issued and fully-paid ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person or by proxy shall have one vote (provided that in the case of a shareholder who is represented by two proxies, only one of the two proxies as determined by that shareholder or, failing such determination, by the chairman of the meeting (or by a person authorized by him) in his sole discretion shall be entitled to vote on a show of hands), and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A poll may be demanded in certain circumstances, including by the chairman of the meeting, by not less than five shareholders present in person or by proxy and entitled to vote at the meeting, by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting or, by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of our Company (excluding treasury shares).

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

Parties “acting in concert” comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: (1) a company, its related companies and their associated companies and companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the aforementioned for the purchase of voting rights; (2) a company and any of its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts); (3) a company and any of its pension funds and employee share schemes; (4) a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account which such person manages; (5) a financial or other professional adviser, including a stockbroker, and its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital; (6) directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent; (7) partners; and (8) an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his or her instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the aforementioned for the purchase of voting rights.

Subject to certain exceptions, a take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period or within the preceding six months.

Under the Take-Over Code, where effective control of a public company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to consider and decide on the offer.

Liquidation or Other Return of Capital

If our Company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any distribution of surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.

Indemnity

As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, our directors and officers shall be entitled to be indemnified by our Company against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as officers or employees of our Company. We may not indemnify our directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our Company.

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

C.  Material Contracts

We lease the land on which our Singapore facility is situated under a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore, pursuant to a lease agreement dated November 18, 1996. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is $36,068 (S$51,217) per month, after deducting a rebate offered by the landlord, subject to revision to market rate in March of each year, with the increase capped at 4% per annum. In July 2004, the rate of rental increase was changed from a cap of 4% per annum to a cap of the lower of 5.5% per annum of the preceding annual rental rate or to the prevailing rental rate posted by the Housing and Development Board. The new rates became effective in September 2004.

In January 2002, we established a S$500.0 million ($352.1 million based on the exchange rate as of January 31, 2008) Multicurrency Medium Term Note Program (the “MTN Program”) with Citicorp Investment Bank (Singapore) Limited. Under the MTN Program, we may, from time to time, issue notes in series or tranches in Singapore dollars or any other currencies as may be agreed upon between us and the dealers of the MTN Program. Each series of notes may be issued in various amounts and terms, and may bear fixed or floating rates of interest. The notes constitute unsecured obligations. The MTN Program limits our ability to pay dividends or make any other distributions to shareholders while the interest on the notes is unpaid, to create security interests to secure our indebtedness and to undertake any form of reconstruction, amalgamation, merger or consolidation with another company if such arrangement would affect our ability to make payments on the notes, among other things. We intend to use any proceeds from the MTN Program for our general corporate purposes including capital expenditure, working capital and investments. We have not issued any notes under the MTN Program. Our ability to issue notes under the MTN Program will depend on market and other conditions (including our financial condition) prevailing at the time we intend to issue notes. As a result, we may not be able to issue notes under the MTN Program.

In connection with the MTN Program, we executed (i) a trust deed with British and Malayan Trustees Limited and (ii) an agency agreement with Citicorp Investment Bank (Singapore) Limited, as issuing and paying agent and agent bank, and British and Malayan Trustees Limited, as trustee. Together these agreements govern the relationship between each of the parties in relation to the MTN Program. Specifically, pursuant to the trust deed, British and Malayan Trustees Limited will act as trustee for the benefit of the noteholders issued under the MTN Program, and pursuant to the agency agreement, Citicorp Investment Bank (Singapore) Limited will act on our behalf in relation to issues of notes made under the MTN Program.

In March 2002, we issued $200.0 million of 1.75% convertible notes due 2007. These notes were our senior, unsecured and unsubordinated obligations. The convertible notes bore interest at the rate of 1.75% per annum and had a yield to maturity of 4.91%. At the maturity date on March 18, 2007, 117.665% of the principal amount was due and payable. The notes could be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which represented ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price was subject to adjustments for certain events. We could elect to satisfy our obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. We had the right to redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if our shares or ADSs traded at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder had the right to require us to repurchase all or a portion of such holder’s notes at a price to yield of 4.91% per year to the redemption date. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of the notes at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. We also repurchased $26.1 million of the notes during 2005. We paid an aggregate consideration of $167.3 million for such redemptions and repurchases in 2005. On March 18, 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of the notes for an aggregate consideration (including accrued interest) of $36.8 million. The repurchase was financed with our cash and cash equivalents.

We have licensed patent rights from Freescale Semiconductor, Inc. to use technology in manufacturing BGA packages under an agreement which we initially entered into with Motorola, Inc. in October 1996. We amended this agreement in April 2003 and September 2006 to, among other things, extend the agreement until December 31, 2010 and to redefine the formula for calculating royalty payments due under the agreement. In June 2004, Motorola, Inc. assigned this agreement, as amended, to Freescale Semiconductor, Inc. Under this agreement, as amended, we are required to pay Freescale Semiconductor, Inc. a royalty based upon a percentage of total consolidated gross sales revenues. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.

On June 20, 2003, we executed a Strategic Assistance Loan Agreement with Simmtech Co. Ltd (“Simmtech”), pursuant to which we granted an interest-free loan of $5.0 million to Simmtech and Simmtech undertook to supply such quantities of equipment, materials, substrates, labor and other supplies to enable us to produce a specified number of PBGA and stPBGA packages up to mid 2007. The loan was repayable in installments of $450,000, with the first installment of the repayment amount due on June 23, 2004 and thereafter on the first day of each subsequent three month period, except that the last repayment amount was due no later than July 1, 2007. In order to secure Simmtech’s obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 0.7 million shares of common stock of Simmtech under a Pledge Agreement dated June 20, 2003 as well as transferred to us, pursuant to a Yangdo Tambo Agreement dated June 20, 2003, all its rights and interests in certain movable property to be released and re-transferred upon the repayment of the loan. On December 26, 2003, we signed a Base Capacity and Continuing Support Agreement with Simmtech and a Loan Agreement pursuant to which we granted an interest-free loan of $15.0 million to Simmtech. Under the Base Capacity and Continuing

Support Agreement, which took effect on January 1, 2004, Simmtech further committed and undertook to supply certain quantities of substrates, laminates, materials and other items to enable us to produce certain specified quantities of PBGA and stPBGA packages. The loan is repayable in installments of $882,353, with the first installment paid on January 2, 2005 and subsequent installments payable on the first day of each subsequent three-month period, provided that the last installment shall be due no later than January 2, 2009. Under the Loan Agreement, in the event that Simmtech spins off its substrate manufacturing operations and forms a new company to run such operations, we are entitled to make an equity investment of up to 30% in the new company. Further, for as long as the loan is outstanding from Simmtech, we have the right to nominate for election one non-standing member to the board of directors of Simmtech. In order to secure Simmtech’s obligations under the Loan Agreement to us, Simmtech deposited and pledged 2.4 million shares of common stock of Simmtech under a Share Pledge Agreement dated December 26, 2003. Simmtech also transferred to us, pursuant to a Yangdo Tambo Agreement dated December 26, 2003, all its rights and interests in the equipment to be purchased using the loan sums. These rights and interests will be released and re-transferred upon repayment of the loan. In addition, under the Factory Kun-Mortgage Agreement dated December 26, 2003, Simmtech granted us a fourth priority maximum amount factory mortgage in the amount of $15.0 million over certain property owned by Simmtech to secure its obligations to us under the Loan Agreement, Share Pledge Agreement, Yangdo Tambo Agreement and this Factory Kun-Mortgage Agreement. This factory mortgage will be released on the date on which all of the secured obligations have been unconditionally and irrevocably paid and discharged in full. At Simmtech’s request, we discharged the pledge of 0.7 million shares on January 27, 2005 in consideration for the 2.4 million shares pledged to us under the December 26, 2003 Share Pledge Agreement. The $5.0 million loan was fully repaid and $0 remained outstanding on April 1, 2007. $4.4 million remained outstanding under the $15.0 million loan as of December 30, 2007.

In November 2003, we issued our zero coupon convertible notes. These notes are our senior, unsecured and unsubordinated obligations. The convertible notes have a yield to maturity of 4.25%. At the maturity date on November 7, 2008, 123.4% of the principal amount, comprising principal and redemption interest, will be due and payable. The notes can be converted into our ordinary shares, or subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of $3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The conversion price may be subject to adjustments for certain events. We may elect to satisfy our obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. We may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if our shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders had the option to require us to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require us to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date. In November 2007, we redeemed $96.4 million aggregate principal amount of the notes pursuant to note holders’ exercise of their redemption option. We paid an aggregate consideration of $114.1 million (including interest accrued up to November 7, 2007) for the redemption. We financed the redemption with cash and short-term borrowings. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of the notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents.

In May and June 2003, ChipPAC issued the 2.5% convertible notes. These convertible notes are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008, with interest at the rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes were originally convertible into ChipPAC Class A common stock. However, as a condition precedent to the merger, we, ChipPAC and the trustee for these convertible notes entered into a supplemental indenture to modify the conversion rights of these convertible notes such that these convertible notes would be convertible into our ADSs. Pursuant to the supplemental indenture, these convertible notes can be converted into our ADSs at a conversion price of $9.267 per ADS. The conversion price may be subject to adjustments for certain events. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any. On October 11, 2004, we, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Sections 13 and 15(d) of the Exchange Act with an obligation for us to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130.5 million aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004. Payment of the consent fee of $326,250 was made on November 4, 2004.

In May 2007, in connection with the tender offer by STSPL for equity securities of our Company, STSPL acquired $134.5 million aggregate principal amount of these convertible notes. The balance $15.5 million principal amount of the 2.5% convertible notes were converted into ADSs in May 2007. In November 2007, we entered into a letter agreement with STSPL pursuant to which STSPL agreed to the following: (1) the conversion right of these convertible notes will be satisfied by a delivery of our ordinary shares in lieu of ADSs upon conversion of these convertible notes, (2) we have no obligation to list or cause to have quoted the ADSs on Nasdaq or another national securities exchange or over-the-counter market or any other market, (3) if our reporting obligations under the Exchange Act are terminated, we have no obligation to file with the SEC or provide the trustee for these convertible notes any reports, information or documents or comply with the provisions of the U.S. Trust Indenture Act of 1939, as amended, and (4) before STSPL transfers any of these convertible notes, it will procure the transferee to deliver a letter substantially in the form of the November 2007 letter or consent to us, ChipPAC and the trustee entering into a supplemental indenture to amend the indenture to effect the foregoing.

In March 2004, STATS ChipPAC Taiwan Semiconductor Corporation entered into a NT$1.8 billion ($56.0 million based on the exchange rate as of January 31, 2008) floating interest rate loan facility with a syndicate of lenders, with Mega Bank (formerly known as Chiao Tung Bank) as the sponsor bank. The proceeds from this facility were primarily used to repay certain of STATS ChipPAC Taiwan Semiconductor Corporation’s other credit facilities. As of December 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation had drawn down NT$1.6 billion ($51.0 million based on the exchange rate as of January 31, 2008) under the loan. The loan is repayable in eight equal half-yearly installments commencing February 2006 and ending in August 2009. The floating interest rate on this loan facility is determined by reference to the Chunghwa Post Co. Ltd. 2-year fixed deposit interest rate and is payable on a monthly basis. During the year ended December 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation repaid NT$0.5 billion ($15.6 million based on the exchange rate as of January 31, 2008) and NT$0.9 billion ($28.0 million based on the exchange rate as of January 31, 2008) related to scheduled repayment and early repayment, respectively, on the facility. The loan facility has been fully repaid and terminated and $0 remained outstanding as of December 30, 2007.

In November 2004, we issued $215.0 million of 6.75% senior notes due 2011. These notes are our senior unsecured obligations. These notes are guaranteed, on an unsecured senior basis, by all of our existing wholly-owned subsidiaries (except STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.) and our future restricted subsidiaries (except where prohibited by local law). These notes will mature on November 15, 2011, with interest at the rate of 6.75% per annum payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2005. Prior to November 15, 2008, we may redeem all or part of these notes at any time by paying a “make-whole” premium plus accrued and unpaid interest. We may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, we may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of these notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, we may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, we will be required to offer to purchase these notes at 101% of their principal amount plus accrued and unpaid interest.

In July 2005, we issued $150.0 million of 7.5% senior notes due 2010. These notes are our senior unsecured obligations. The senior notes are guaranteed on an unsecured senior basis, by all of our existing wholly-owned subsidiaries (except STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Korea Ltd.) and our future restricted subsidiaries (except where prohibited by local law). These notes will mature on July 19, 2010, with interest at the rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year, commencing January 19, 2006. Prior to July 19, 2010, we may redeem all or part of these notes at any time by paying a “make-whole” premium plus accrued and unpaid interest. We may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. In addition, prior to July 19, 2008, we may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, we will be required to offer to purchase these notes at 101% of their principal amount plus accrued and unpaid interest.

In May 2006, STATS ChipPAC Korea Ltd. entered into a three-year term loan agreement with Hana Bank in South Korea for the sum of $25.0 million, which matures on June 1, 2009. As of December 30, 2007, STATS ChipPAC Korea Ltd. had drawn down $12.6 million under the loan. For the first $12.0 million in principal borrowed, each $1.5 million is repayable every three months with a one-year grace period. Additional amounts borrowed are payable at maturity. The floating interest rate on the loan is determined by reference to LIBOR and is payable on a monthly basis. This loan is secured by a pledge of land and a building with a combined net book value of $26.8 million as of December 30, 2007.

In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST. In connection with the transaction, we acquired, pursuant to a subscription agreement, for a cash consideration of $10.0 million, a 25% shareholding in MAT with CR Logic owning a 75% interest. ANST, an assembly and test company based in Wuxi, China, is a wholly owned subsidiary of MAT. Under the agreements entered into in connection with the joint venture, ANST, has agreed to purchase more than 1,000 sets of key assembly and test equipment from STATS ChipPAC Shanghai Co., Ltd. for $35 million, to be settled in cash installments over a four year period until 2010. STATS ChipPAC Shanghai Co., Ltd. has agreed to continue to provide sales and technical support to our existing customers on specific low lead count packages until December 31, 2009. In addition, STATS ChipPAC Shanghai Co., Ltd. has agreed to refer customers to ANST for which ANST has agreed to pay a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009 and a goodwill payment of $5.0 million if the transferred revenues exceed $180 million over the four-year period. The joint venture agreement entered into in connection with our share subscription and sale of assets regulates the relationships, rights and obligations of the shareholders of MAT. In connection with this transaction, we received a deed of indemnity dated June 2006 from CR Logic, MAT and Wuxi China Resources Microelectronics (Holdings) Limited, under which they jointly and severally agree to indemnify each of us, MAT and ANST, as the case may be, against any losses, liabilities and damages suffered, any depletion in or reduction in value of assets, or increase in related liabilities in connection with any claim for taxation arising from transactions, earnings, accruals or receipts occurring prior to the completion all transactions contemplated under these agreements. CR Logic proposes to assign these agreements to its sister subsidiary, CSMC Technologies Corporation, and we have consented to such assignment.

In August 2006, we entered into a facility agreement with Oversea-Chinese Banking Corporation Limited, as the arranger and agent, and six lenders for a syndicated three-year revolving line of credit of $125.0 million. The purpose of the loan facility is to fund general working capital requirements. The floating interest rate on this facility is determined by reference to LIBOR. In November 2007, we drew down $55.0 million. The loan bore interest at the rate of 6.0% per annum. The loan was repaid in December 2007 and we cancelled this loan facility on January 31, 2008, on which date $0 remained outstanding.

In August 2006, STATS ChipPAC Taiwan Semiconductor Corporation, entered into a NT$3.6 billion ($112.0 million based on the exchange rate as of January 31, 2008) floating interest rate loan facility with a syndicate of lenders, with Taishin Bank as the sponsor bank. The purpose of this loan is to fund the purchase of fixed assets, refinancing existing indebtedness and/or general working capital requirements. The floating interest rate on the facility is determined by reference to a 90-day commercial paper interest rate and is payable on a quarterly basis. Each loan is repayable in nine or 16 equal quarterly installments commencing 20 to 27 months after the draw down date. As of December 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation had drawn down NT$0.7 billion ($21.8 million based on the exchange rate as of January 31, 2008) under the term loan agreement.

Additionally, STATS ChipPAC Taiwan Semiconductor Corporation entered into NT$1.4 billion ($42.6 million based on the exchange rate as of January 31, 2008) of short-term and long-term bank and credit facilities from various other banks and financial institutions, of which NT$0.4 billion ($12.4 million based on the exchange rate as of January 31, 2008) borrowings was outstanding as of December 30, 2007. These credit facilities have varying interest rates ranging from 2.5% to 5.6% per annum and maturities ranging from 2008 through 2012.

In April 2007, we entered into an agreement with Schott Advanced Packaging Singapore Pte. Ltd. for the purchase of equipment and assets relating to wafer level processing for an aggregate purchase price of S$6.8 million ($4.8 million based on the exchange rate as of January 31, 2008). Immediately upon execution of this agreement, we paid the entire purchase price in a single payment to Schott Advanced Packaging Singapore Pte. Ltd. for its simultaneous sale, assignment, transfer and delivery of the equipment and assets to us. Under this agreement, we and Schott Advanced Packaging Singapore Pte. Ltd. further agreed to pay to the other 25% of any EDB grant disbursements received within 30 days of receipt of any such disbursements.

In May 2007, we entered into an agreement with Mingxin and Daheng New Epoch Technology, Inc., as guarantor, for the sale of assembly and test assets used for the manufacture of discrete power packages to Mingxin, as well as related training and technical assistance, for $10.0 million. Payment of the purchase price and transfer of the assets under the agreement will take place in three equal installments over 12 months from the commencement of the first phase of the transfer unless the transfer plan is amended or updated by mutual agreement of the parties. Additionally, for a period of five years from the commencement of the first phase of the transfer, we agreed to refer all customers of STATS ChipPAC (BVI) Limited to Mingxin in exchange for the quarterly payment by Mingxin of specified fees calculated based on its revenues from such customers, average selling prices and sales adjustments.

In July 2007, we entered into a definitive asset purchase agreement, as amended by amendment no. 1 dated October 2, 2007, with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Pathumthani, Thailand which consist of a facility with approximately 463,000 square feet of floor space, manufacturing equipment and certain other assets for an aggregate purchase price of approximately $100.0 million payable over the next four years. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPac (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum for the remainder of the purchase price. Interest on the note is payable annually on all outstanding principal amounts under the note and principal is payable in four yearly installments. The amount payable to LSI under the promissory note after contractual netting of certain receivables from LSI of $3.2 million amounted to $46.8 million as of December 30, 2007. In addition, in October 2007, we executed a general purchase agreement with LSI pursuant to which LSI and its affiliates will purchase from us, on an as-ordered basis, integrated circuit assembly and test services and assembled and tested integrated circuits.

In July and August 2007, STATS ChipPAC Korea Ltd. renewed its lines of credit with Hana Bank and the National Agricultural Cooperation Federation Bank, respectively, in South Korea with credit limits of $10.0 million and $5.0 million, respectively. The purpose of the credit lines is to fund general working capital requirements. The floating interest rate on the lines of credit is determined by reference to LIBOR and is payable on a monthly basis. Principal repayable paid at maturity. As of December 30, 2007, $0 remained outstanding. These lines of credit are subject to an annual review by the lenders for the continued use of the facilities.

In November 2007, we obtained a $50.0 million uncommitted facility from Bank of America. As of December 30, 2007, we had drawn down $50.0 million under this facility, all of which remains outstanding. Each draw down is for a period of one, two, three or six months or such other period as the parties may agree.

Interest is payable on the last day of the period of each advance. The floating interest rate on the loan is determined by reference to LIBOR and is payable on a monthly basis.

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

	Singapore Dollars per US$1.00 Noon Buying Rate
	Average(1)	Low	High	Period End

Fiscal Year
2003	1.74	1.70	1.78	1.70
2004	1.69	1.63	1.73	1.63
2005	1.66	1.62	1.71	1.67
2006	1.58	1.67	1.53	1.53
2007	1.51	1.44	1.54	1.44
Month
August 2007	1.52	1.51	1.53	1.52
September 2007	1.51	1.48	1.53	1.48
October 2007	1.46	1.45	1.48	1.45
November 2007	1.45	1.44	1.45	1.45
December 2007	1.45	1.44	1.46	1.44
January 2008	1.43	1.42	1.44	1.42
February 2008	1.41	1.39	1.42	1.39

Note:

(1)	The average of the daily noon buying rates on the last business day of each month during the year.

E.	Taxation

Singapore Taxation

The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof, and measures announced by the Singapore Government in the 2008 Budget, and are subject to enactment of such 2008 Budget measures and any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The following is a summary of the material Singapore income tax and stamp duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs (collectively, referred to as the “Securities”) to a holder of the Securities who is not tax resident in Singapore. The statements below are not to be regarded as advice on the Singapore tax position of any holder of the Securities or of any person acquiring, selling or otherwise dealing in the Securities or on any tax implications arising from the acquisition, sale or other dealings in respect of the Securities. The statements made herein do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Securities and does not purport to deal with the tax consequences applicable to all categories of investors some of which (such as dealers in securities) may be subject to special rules. Prospective purchasers and holders of the Securities are advised to consult their own tax advisors as to the Singapore or other tax consequences of the acquisition, ownership or disposition of the Securities, including, in particular, the effect of any foreign, state or local tax laws to which they are subject.

Income Tax

General

Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed to be received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.

Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 20% for the year of assessment 2007 and 18% for the year of assessment 2008 (other than non-resident individuals and Hindu joint families (as defined in the Income Tax Act, Chapter 134 of Singapore), for which the applicable rate of withholding remains at 20%, for the year of assessment 2008), or 15% in the case of interest and rental of moveable equipment, or 10% in the case of royalty for the use of or the right to use any movable property, subject to certain exceptions. We are obligated by law to withhold tax at the source.

A company will be regarded as being tax resident in Singapore if the control and management of its business is exercised in Singapore (for example, if the company’s board of directors meets and conducts the business of the company in Singapore). An individual is tax resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised employment in Singapore (other than as a director of a company) for 183 days or more, or if the individual resides in Singapore.

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

However, to enable companies to make use of their unutilized dividend franking credits as of December 31, 2002, there was a five-year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system for the purposes of paying dividends (“Franked Dividends”) out of its unutilized dividend franking credits as of December 31, 2002.

We moved to the one-tier corporate tax system on January 1, 2008. Accordingly, any dividends declared by us after January 1, 2008 will not be subject to Singapore tax in the hands of our shareholders.

Imputation System

Prior to January 1, 2003, (and to a certain extent between January 1, 2003 and December 31, 2007), pursuant to the transitional rules for the new one-tier corporate tax system (see “— New One-Tier Corporate Tax System” above) Singapore was on the imputation system of corporate taxation. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rates up to year of assessment 2003 (up to December 31, 2002) would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received Franked Dividends net of such tax and would be taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). In this way, the tax we paid would be available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).

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

Tax on Capital Gains

Singapore does not impose tax on capital gains. However, there are currently no specific laws or regulations which address the characterization of capital gains; hence gains or profits may be construed to be of such income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. Thus, any gains or profits from the disposal of the ordinary shares or ADSs are not taxable in Singapore unless the seller is regarded as carrying on a trade or business (for example, one of dealing in securities) in Singapore, in which case the disposal profits would be taxable as such profits would be considered revenue in nature.

On December 30, 2005, the Inland Revenue Authority of Singapore issued a circular entitled “Income Tax Implications arising from the adoption of Singapore Financial Reporting Standards 39 (“FRS 39”) — Financial instruments: Recognition and Measurement” (“FRS 39 Circular”). Legislative amendments to give effect to the FRS 39 Circular have recently been passed by the Singapore Parliament. The tax regime described in the FRS 39 Circular generally applies, subject to certain “opt-out” provisions, to taxpayers who are required to comply with FRS 39 for financial reporting purposes. Holders of our ordinary shares or ADSs who are adopting FRS 39 for Singapore income tax purposes may be required to recognize gains or losses on the ordinary shares or ADSs, irrespective of disposal, in accordance with FRS 39. Holders of our ordinary shares or ADSs who may be subject to tax treatment under the FRS 39 Circular should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding or disposal of our ordinary shares or ADSs.

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

Estate Duty

It was announced in the 2008 Budget that estate duty is abolished with respect to all deaths occurring on or after February 15, 2008.

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax consequences of the ownership and disposition of the ordinary shares (including ordinary shares represented by ADSs). This summary applies only to U.S. Holders (as defined below) that have the U.S. dollar as their functional currency and that hold ordinary shares or ADSs as “capital assets.” This discussion does not address tax considerations applicable to a U.S. Holder’s special circumstances or to U.S. Holders that may be subject to special tax rules. You are a “U.S. Holder” if you are a beneficial owner of ordinary shares or ADSs and you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. The following discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. U.S. Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences of the ownership and disposition of ordinary shares and ADSs in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.

Distributions on Ordinary Shares or ADSs

Subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions, if any, made with respect to the ordinary shares or ADSs will be included in the income of a U.S. Holder as dividend income to the extent of our current and accumulated earnings and profits, calculated pursuant to United States federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles, therefore a U.S. Holder should expect that a distribution generally will be treated as a dividend. U.S. Holders must include such distributions in income on the date they are actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of the ADSs. It is not expected that distributions paid by the Company will represent “qualified dividend income,” and therefore such distributions would be subject to United States federal income taxation at the regular rates applicable to ordinary income.

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

Dividends received with respect to the ordinary shares or ADSs will be treated as income from outside the United States and will be treated as “passive category income” or “general category income” for United States foreign tax credit purposes. Under the Internal Revenue Code of 1986, as amended, certain portions of dividends paid by a foreign corporation 50% or more of which is owned by United States persons may be treated as income from sources within the United States provided that the foreign corporation has more than a small amount of income from sources within the United States. The Singapore taxes paid under the imputation system are paid by our Company and deemed to have been distributed to and paid by our shareholders. A U.S. Holder should not be subject to United States federal income tax on such amounts, and the holder will likely not be eligible for foreign tax credits for such amounts against its United States federal income tax liability.

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

If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. Holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the ordinary share or ADSs and on any “excess distribution” received. Such U.S. Holder would also be subject to a special interest charge with respect to any such gain or “excess distribution.” Rather than being subject to this tax regime, if available, a U.S. Holder of ordinary shares or ADSs may make a “qualified electing fund” or “mark-to-market” election. A “qualified electing fund” election generally should be made for the first taxable year in which a company is a PFIC.

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

F.  Dividends and Paying Agents

Not applicable

G.  Statements by Experts

Not applicable

H.  Documents on Display

All documents relating to our Company which are referred to in this annual report are available at registered office at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore.

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

Investment and Interest Rates

Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. The fair value of convertible notes is also impacted by the market price of our ordinary shares or ADSs. As of December 30, 2007, our short-term and long-term debt obligations for the $18.6 million of convertible notes, the $134.5 million of 2.5% convertible notes, the $215.0 million of 6.75% senior notes due 2011 and $150.0 million of 7.5% senior notes due 2010 bear fixed interest rate. The convertible notes have a yield to maturity of 4.25%. The 2.5% convertible notes, 6.75% senior notes due 2011 and 7.5% senior notes due 2010 bear interest of 2.5%, 6.75% and 7.5% per annum, respectively.

Currency Exchange Rates

A portion of our costs is denominated in various foreign currencies, like the Singapore dollar, the Malaysian Ringgit, the South Korean Won, the Chinese Renminbi, the New Taiwan dollar, the Thai Baht and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysia Ringgit to benefit from our expectations of future exchange rate fluctuations.

Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 30, 2007, we had a series of foreign currency forward contracts with total contract value of approximately $206.0 million, to hedge against fluctuation in Singapore dollars, South Korean Won, Malaysian Ringgit and Chinese Renminbi. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.

We have performed sensitivity analyses as of December 30, 2006 and December 31, 2007 by measuring the change in fair values arising from a hypothetical 10% adverse movement in the exchange rates for all the currencies relative to the U.S. dollar, with all other variables held constant. The analyses cover our foreign currencies monetary denominated assets and liabilities. The foreign currency exchange rates we used were based on our closing exchange rates as of December 30, 2006 and December 31, 2007. The sensitivity analyses indicated that a hypothetical 10% adverse movement, after taking into account offsetting positions, would result in a further foreign exchange loss of $3.9 million and a foreign exchange gain of $0.7 million as of December 30, 2006 and December 31, 2007, respectively.

Currency, maturity, interest rate and fair value information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 1(l), 4, 14, 15 and 25 to our audited consolidated financial statements, respectively.

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

See “Item 10. Additional Information — C. Material Contracts” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 30, 2007, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 30, 2007 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Management excluded from its assessment, our internal controls over financial reporting at STATS ChipPAC (Thailand) Limited, a newly incorporated wholly-owned subsidiary, through which the acquisition of an assembly and test operations in Thailand was made on October 2, 2007. STATS ChipPAC (Thailand) Limited constituted 4.6% of our consolidated total assets at December 30, 2007 and 2.2% of our consolidated revenues for the year then ended.

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 30, 2007. Our independent registered public accounting firm, PwC, has issued an audit report on our internal control over financial reporting, which is included herein.

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

Our Board of Directors has determined that Mr. R. Douglas Norby qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and as an independent director under the Nasdaq rules and the applicable SEC rules.

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

PwC has been serving as our independent registered public accounting firm from August 2004.

As part of PwCs’ review of its independence with respect to our Company in connection with the audit of our consolidated financial statements for 2007, PwC identified the following activity that required consideration about PwC’s independence. PricewaterhouseCoopers Russia (“PwC Russia”) provided an executive recruitment service to an entity that is affiliated to our Company by virtue of being entities under common control of Temasek. Our Company does not otherwise have any relationship with the entity. The scope of service provided by PwC Russia to such entity included the testing of the accountancy and tax competency of an individual who was being proposed the post of chief accountant. The fee for this engagement was approximately $4,000. The Audit Committee and PwC each concluded that PwC Russia violated the SEC’s auditor independence rules. Consequently, the Audit Committee conducted an inquiry into, and an evaluation of, the facts and circumstances surrounding the matters presented. Based upon all the facts and circumstances, PwC and the Audit Committee share the view that, throughout the audit and professional engagement period and continuing to date, PwC has been and continues to be capable of exercising objective and impartial judgment on all issues encompassed within the audit engagement. The Audit Committee understands that the PwC audit team believed they were independent. After the inquiry and evaluation, the Audit Committee and PwC each concluded pursuant to Rule 2-01(b) of Regulation S-X under the Exchange Act that there has been no impairment of PwC’s independence for the 2007 audit. PwC concluded, and the Audit Committee concurs, that PwC’s capacity for objective judgment was not and is not diminished and that the investing public would not perceive that an impairment of independence affecting the integrity of the financial statements has occurred.

The following table shows the fees we paid or accrued for the audit and other services provided by PwC for 2006 and 2007.

	Year Ended
	December 31,	December 30,
	2006	2007

Audit fees	$1,935	$2,239
Audit-related fees	81	126
Tax fees	140	85
All other fees	—	—

Total	$2,156	$2,450

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

All Other Fees.  No fees were paid or billed by PwC with respect to any other services which have not been described above in 2006 and 2007.

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

Neither we, nor any affiliated purchaser, made any purchase of our equity securities for the year ended December 30, 2007.

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 for a list of the Financial Statements filed as part of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and December 30, 2007

Consolidated Statements of Operations and Comprehensive Income (Loss) for 2005, 2006 and 2007

Consolidated Statements of Shareholders’ Equity for 2005, 2006 and 2007

Consolidated Statements of Cash Flows for 2005, 2006 and 2007

Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

1.1		Memorandum of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 1.1 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
1	.2.	Amended Articles of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 2 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on May 9, 2006
2.1		Specimen ordinary share certificate of STATS ChipPAC Ltd. issued on and after January 30, 2006 in respect of transfers of shares issued before January 30, 2006 — incorporated by reference to Exhibit 3.1 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on May 9, 2006
2	.1.1	Specimen ordinary share certificate of STATS ChipPAC Ltd. issued on and after January 30, 2006 in respect of new issuances of shares issued after January 30, 2006 — incorporated by reference to Exhibit 3.2 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on May 9, 2006
2.2		Deposit Agreement dated February 8, 2000 among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and the holders and beneficial owners from time to time of American Depositary Receipts (ADRs) issued thereunder (including the form of ADR) — incorporated by reference to Exhibit 2.2 of Form 20-F (File No. 333-93661) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 30, 2001
4.1		Lease Agreement dated November 18, 1996 by and between the Housing and Development Board and ST Assembly Test Services Pte Ltd — incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 (File No. 333-93661) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on January 3, 2000
4.2		Program Agreement dated January 10, 2002 by and between Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program — incorporated by reference to Exhibit 4.6 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on February 28, 2002
4.3		Trust Deed dated January 10, 2002 by and between British and Malayan Trustees Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program — incorporated by reference to Exhibit 4.7 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on February 28, 2002
4.4		Agency Agreement dated January 10, 2002 by and between British and Malayan Trustees Limited, Citicorp Investment Bank (Singapore) Limited and ST Assembly Test Services Ltd establishing a S$500,000,000 Multicurrency Medium Term Note Program — incorporated by reference to Exhibit 4.8 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on February 28, 2002
4	.5#	Amendment Agreement dated April 22, 2003 renewing the Immunity Agreement dated October 18, 1996 by and between Motorola Inc. and ST Assembly Test Services Pte Ltd — incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4	.6**	Second Amendment to Immunity Agreement dated September 19, 2006 amending the Immunity Agreement dated October 18, 1996, as amended April 22, 2003 by and between Freescale Semiconductor, Inc. and STATS ChipPAC, Ltd.
4.7		Strategic Assistance Loan Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.16 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.8	Yangdo Tambo Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.17 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4.9	Pledge Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.18 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4.10	Loan Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd, Simmtech Co. Ltd and Mr. Se-Ho Chun — incorporated by reference to Exhibit 4.19 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4.11	Yangdo Tambo Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.20 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4.12	Share Pledge Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Mr. Se-Ho Chun — incorporated by reference to Exhibit 4.21 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4.13	Factory Kun-Mortgage Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.22 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4.14	Base Capacity and Continuing Support Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.23 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4.15	Indenture dated November 7, 2003 by and between ST Assembly Test Services Ltd and the Bank of New York relating to the $115 million zero-rated Convertible Notes Due 2008 — incorporated by reference to Exhibit 4.24 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4.16	US$115 million Reg S Global Note issued by ST Assembly Test Services Ltd under the Indenture relating to the US$115 million zero-rated Convertible Notes Due 2008 — incorporated by reference to Exhibit 4.25 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004
4.17	Indenture dated as of May 28, 2003 by and between ChipPAC, Inc. and U.S. Bank National Association, as trustee relating to the 2.50% Convertible Subordinated Notes Due 2008 — incorporated by reference to Exhibit 10.40 to the Quarterly Report on Form 10-Q (File No. 000-31173) of ChipPAC, Inc., as filed with the Securities and Exchange Commission on August 8, 2003 for the three months ended June 30, 2003
4.18	First Supplemental Indenture dated August 4, 2004 to the Indenture dated as of May 28, 2003 among ChipPAC Inc., ST Assembly Test Services Ltd and U.S. Bank National Association relating to the 2.50% Convertible Subordinated Securities Due 2008 — incorporated by reference to Exhibit 4.2 of Form F-3 (File No. 333-119705-01) of STATS ChipPAC, Inc., as filed with the Securities and Exchange Commission on October 13, 2004
4.19	Second Supplemental Indenture dated October 11, 2004 to the Indenture dated as of May 28, 2003 among ChipPAC Inc., STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 2.50% Convertible Subordinated Notes Due 2008 — incorporated by reference to Exhibit 4.45 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005

4.20		Third Supplemental Indenture dated November 2, 2004 to the Indenture dated as of May 28, 2003 among ChipPAC Inc., STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 2.50% Convertible Subordinated Notes Due 2008 — incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005
4.21		Indenture dated November 18, 2004 by and between STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.40 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005
4.22		Subsidiary Guarantee Agreement dated November 18, 2004 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association relating to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.43 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005
4.23		Supplemental Subsidiary Guarantee Agreement dated as of February 21, 2006 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.49 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006
4	.24**	Supplemental Subsidiary Guarantee Agreement dated as of September 18, 2007 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 6.75% Senior Notes due 2011
4.25		Indenture dated as of July 19, 2005 by and between STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.1 of Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2005
4.26		Subsidiary Guarantee Agreement dated as of July 19, 2005 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association relating to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.3 of Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2005
4.27		Supplemental Subsidiary Guarantee Agreement dated as of February 21, 2006 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.48 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006
4	.28**	Supplemental Subsidiary Guarantee Agreement dated as of September 18, 2007 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 7.5% Senior Notes Due 2010
4.29		STATS ChipPAC Ltd. Substitute Equity Incentive Plan — incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004
4.30		STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan — incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004
4	.31**	STATS ChipPAC Ltd. Employee Share Purchase Plan 2004
4.32		STATS ChipPAC Ltd. Share Option Plan — incorporated by reference to Exhibit 4.28 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4.33		STATS ChipPAC Ltd. Restricted Share Plan — incorporated by reference to Appendix 2 to STATS ChipPAC Ltd.’s Proxy Statement which was filed as Exhibit 99.1 on Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2006

4.34		STATS ChipPAC Ltd. Performance Share Plan — incorporated by reference to Exhibit 4.30 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4.35		Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated August 5, 2004 by and between Tan Lay Koon and STATS ChipPAC Ltd.— incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006
4.36		Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated October 26, 2006 — incorporated by reference to Exhibit(e)(8) of Schedule 14D-9 (File No. 005-60763) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2007
4	.37**	Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated October 26, 2007
4.38		Subscription Agreement dated June 22, 2006 among STATS ChipPAC Ltd., China Resources Logic Limited, Micro Assembly Technologies Limited and Wuxi China Resources Microelectronics (Holdings) Limited — incorporated by reference to Exhibit 4.41 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4.39		Deed of Indemnity dated June 22, 2006 among STATS ChipPAC Ltd., China Resources Logic Limited, Micro Assembly Technologies Limited and Wuxi China Resources Microelectronics (Holdings) Limited — incorporated by reference to Exhibit 4.42 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4.40		Joint Venture Agreement dated June 22, 2006 among STATS ChipPAC Ltd., China Resources Logic Limited, Wuxi China Resources Microelectronics (Holdings) Limited, Micro Assembly Technologies Limited and Wuxi CR Micro-Assembly Technology Ltd. — incorporated by reference to Exhibit 4.43 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4.41		Asset Sale and Purchase Agreement dated June 22, 2006 among STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Ltd., Wuxi CR Micro-Assembly Technology Ltd. and China Resources Logic Limited — incorporated by reference to Exhibit 4.44 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4.42		Amendment Number One dated July 14, 2006 to the Asset Sale and Purchase Agreement dated June 22, 2006 among STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Ltd., Wuxi CR Micro-Assembly Technology Ltd. and China Resources Logic Limited — incorporated by reference to Exhibit 4.45 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4.43		Manufacturer’s Representative Agreement dated June 22, 2006 among Wuxi CR Micro-Assembly Technology Ltd., China Resources Logic Limited, STATS ChipPAC (BVI) Limited and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4	.44#	US$125,000,000 Syndicated Facility Agreement dated August 10, 2006 by and between STATS ChipPAC Ltd. and Oversea-Chinese Banking Corporation Limited — incorporated by reference to Exhibit 4.47 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4	.45#	English language translation of Korean language US$25,000,000 Term Loan Agreement dated May 29, 2006 by and between STATS ChipPAC Korea Ltd. and Hana Bank — incorporated by reference to Exhibit 4.48 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4.46		English language summary of Chinese language NT$1.8 Billion Syndicated Loan Agreement dated March 2, 2004 by and between STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation) and Mega Bank Limited — incorporated by reference to Exhibit 4.49 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.47		English language summary of Chinese language NT$3.6 Billion Syndicated Loan Agreement dated August 18, 2006 by and between STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation) and Taishin Bank Limited — incorporated by reference to Exhibit 4.50 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007
4	.48**	Agreement for the Sale and Purchase of Assets dated April 23, 2007 by and between Schott Advanced Packaging Singapore Pte Ltd. and STATS ChipPAC Ltd.
4	.49**	Asset Sale and Purchase Agreement dated May 21, 2007 among STATS ChipPAC Malaysia Sdn Bhd and Ningbo Mingxin Microelectronics Co. Ltd. and Daheng New Epoch Technology, Inc.
4	.50**	Asset Purchase Agreement dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited, STATS ChipPAC Ltd., LSI (Thai) Ltd. and LSI Corporation
4	.51**	Amendment No. 1 dated October 2, 2007, to Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited, STATS ChipPAC Ltd., LSI (Thai) Ltd. and LSI Corporation
4	.52**	Promissory Note, dated October 2, 2007 issued by STATS ChipPAC (Thailand) Limited
4	.53**##	US$50,000,000 Uncommitted Facility Agreement dated November 23, 2007 by and between Bank of America, N.A., Singapore Branch and STATS ChipPAC Ltd.
8	.1**	List of subsidiaries
12	.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1**	Consent of Pricewaterhouse Coopers, Singapore, independent registered public accounting firm

#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the SEC. The omitted portions have been filed separately with the SEC.

##	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC. The omitted portions have been filed separately with the SEC.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 7, 2008

STATS CHIPPAC LTD.

By:	/s/ Tan Lay Koon
Name	Tan Lay Koon
Title:	President and Chief Executive Officer

By:	/s/ John Lau Tai Chong
Name:	John Lau Tai Chong
Title:	Chief Financial Officer

STATS CHIPPAC LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
STATS ChipPAC Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries at December 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1(ee) and 13 to the financial statements, the Company changed its method of accounting for uncertain tax positions in 2007 and as discussed in Notes 1(w) and 21 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

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

The Company excluded from its assessment, the internal controls over financial reporting at STATS ChipPAC (Thailand) Limited, a newly incorporated wholly-owned subsidiary, through which the acquisition of an assembly and test operations in Thailand was made on October 2, 2007. STATS ChipPAC (Thailand) Limited constituted 4.6% of the Company’s consolidated total assets at December 30, 2007 and 2.2% of the Company’s consolidated revenues for the year then ended. Our audit of internal control over financial reporting of the Company did not include evaluation of the internal control over financial reporting of STATS ChipPAC (Thailand) Limited.

PricewaterhouseCoopers

Singapore
March 7, 2008

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

		December 31,	December 30,
	Note	2006	2007

ASSETS
Current assets:
Cash and cash equivalents	3	$171,457	$213,461
Short-term marketable securities	4	45,126	29,230
Accounts receivable, net	5	243,779	271,360
Short-term amounts due from affiliates	2	2,506	9,292
Other receivables	6	6,975	6,877
Inventories	7	111,614	83,312
Prepaid expenses and other current assets	8	18,364	22,320

Total current assets		599,821	635,852
Long-term marketable securities	4	15,358	15,296
Long-term amounts due from affiliates	2	—	6,852
Property, plant and equipment, net	9	1,192,830	1,276,490
Investment in equity investee	2	10,292	10,350
Intangible assets	10	41,846	40,754
Goodwill	11	513,512	547,958
Long-term restricted cash		981	1,612
Prepaid expenses and other non-current assets	8	83,640	61,790

Total assets		$2,458,280	$2,596,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$167,722	$164,300
Payables related to property, plant and equipment purchases		34,277	70,744
Accrued operating expenses	12	97,627	109,516
Income taxes payable		6,810	17,250
Short-term borrowings	14	592	50,300
Amounts due to affiliates	2	45	1,651
Current obligations under capital leases		3,680	—
Current installments of long-term debts	15	61,101	190,481

Total current liabilities		371,854	604,242
Long-term debts, excluding current installments	15	697,523	423,853
Other non-current liabilities	17	84,807	125,093

Total liabilities		1,154,184	1,153,188
Minority interest		57,946	59,797
Share capital:
Ordinary shares — Issued ordinary shares — 2,002,814,117 in 2006 and 2,047,333,663 in 2007	18, 19	1,847,002	1,891,546
Accumulated other comprehensive loss	20	(7,714)	(7,605)
Accumulated deficit		(593,138)	(499,972)

Total shareholders’ equity		1,246,150	1,383,969
Commitments and contingencies	22

Total liabilities and shareholders’ equity		$2,458,280	$2,596,954

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)

		Year Ended
		December 25,	December 31,	December 30,
	Note	2005	2006	2007

Net revenues		$1,157,253	$1,616,933	$1,651,560
Cost of revenues		(968,023)	(1,290,773)	(1,330,284)

Gross profit		189,230	326,160	321,276

Operating expenses:
Selling, general and administrative		135,751	139,466	112,593
Research and development		26,071	30,446	34,918
Tender offer expenses		—	—	10,922
Held for sale asset impairment		—	—	1,725
Restructuring charges	23	830	1,938	990

Total operating expenses		162,652	171,850	161,148

Operating income		26,578	154,310	160,128

Other income (expense), net:
Interest income		6,414	5,401	7,258
Interest expense		(42,629)	(45,816)	(40,450)
Foreign currency exchange gain (loss)		531	(1,578)	2,487
Equity income from investment in equity investee		—	152	102
Other non-operating income (expense), net	24	(1,076)	108	(442)

Total other expense, net		(36,760)	(41,733)	(31,045)

Income (loss) before income taxes		(10,182)	112,577	129,083
Income tax expense	13	(9,689)	(25,759)	(29,581)

Income (loss) before minority interest		(19,871)	86,818	99,502
Minority interest		(6,440)	(10,010)	(5,818)

Net income (loss)		$(26,311)	$76,808	$93,684

Net income (loss) per ordinary share:
— basic		$(0.01)	$0.04	$0.05
— diluted		$(0.01)	$0.04	$0.04
Net income (loss) per ADS:
— basic		$(0.13)	$0.39	$0.46
— diluted		$(0.13)	$0.37	$0.44
Ordinary shares (in thousands) used in per ordinary share calculation:
— basic		1,961,950	1,991,110	2,032,962
— diluted		1,961,950	2,161,545	2,188,687
ADS (in thousands) used in per ADS calculation:
— basic		196,195	199,111	203,296
— diluted		196,195	216,154	218,869

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
In thousands of U.S. Dollars

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Net income (loss)	$(26,311)	$76,808	$93,684
Other comprehensive income (loss)
Unrealized income (loss) on available-for-sale marketable securities	(247)	(5)	9
Realized (gain) loss on available-for-sale marketable securities included in net income (loss)	—	(5)	131
Unrealized gain on hedging instruments	133	3,058	1,736
Realized gain on hedging instruments included in net income (loss)	(3,143)	(3,157)	(2,034)
Foreign currency translation adjustment	(2,455)	967	267

Comprehensive income (loss)	$(32,023)	$77,666	$93,793

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other		Total
			Paid-in	Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Capital	Loss	Deficit	Equity
	No.
	(In thousands)

Balances at January 1, 2005	1,944,330	$298,233	$1,507,612	$(2,860)	$(643,635)	$1,159,350
Share issuances	31,962	4,819	8,702	—	—	13,521
Share-based compensation	—	—	743	—	—	743
Effect of subsidiary’s equity transaction	—	—	61	—	—	61
Net loss	—	—	—	—	(26,311)	(26,311)
Other comprehensive loss	—	—	—	(5,712)	—	(5,712)

Balances at December 25, 2005	1,976,292	303,052	1,517,118	(8,572)	(669,946)	1,141,652
Share issuances	26,522	13,197	57	—	—	13,254
Share-based compensation	—	13,688	—	—	—	13,688
Effect of abolition of the share par value	—	1,517,175	(1,517,175)	—	—	—
Effect of subsidiary’s equity transaction	—	(110)	—	—	—	(110)
Net income	—	—	—	—	76,808	76,808
Other comprehensive income	—	—	—	858	—	858

Balances at December 31, 2006	2,002,814	1,847,002	—	(7,714)	(593,138)	1,246,150
Adjustment for initial adoption of FIN 48	—	—	—	—	(518)	(518)

Balances at January 1, 2007, as adjusted	2,002,814	1,847,002	—	(7,714)	(593,656)	1,245,632
Share issuances	27,794	19,851	—	—	—	19,851
Conversion of convertible subordinated notes	16,726	15,500	—	—	—	15,500
Share-based compensation	—	8,869	—	—	—	8,869
Net income	—	—	—	—	93,684	93,684
Effect of subsidiary’s equity transaction	—	324	—	—	—	324
Other comprehensive income	—	—	—	109	—	109

Balances at December 30, 2007	2,047,334	$1,891,546	$—	$(7,605)	$(499,972)	$1,383,969

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Cash Flows From Operating Activities
Net income (loss)	$(26,311)	$76,808	$93,684
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	254,138	266,317	254,352
Amortization of leasing prepayments	25,790	7,386	11
Debt issuance cost amortization	1,961	2,371	2,561
(Gain) loss on sale of property, plant and equipment	1,529	1,251	(17)
Impairment of assets held for sale	—	—	1,725
Accretion of discount on convertible notes	7,414	6,618	4,830
Loss from repurchase and redemption of senior and convertible notes	1,653	500	—
Foreign currency exchange (gain) loss	(134)	758	724
Share-based compensation expense	743	13,688	8,869
Deferred income taxes	9,351	19,853	(3,675)
Minority interest in income of subsidiary	6,440	10,010	5,818
Equity income from investment in equity investee	—	(152)	(102)
Others	535	1,004	1,604
Changes in operating working capital:
Accounts receivable	(91,340)	(2,789)	(27,581)
Amounts due from affiliates	(4,187)	4,304	(13,638)
Inventories	(24,793)	(32,268)	29,599
Other receivables, prepaid expenses and other assets	3,516	7,355	7,112
Accounts payable, accrued operating expenses and other payables	104,499	44,774	44,030
Amounts due to affiliates	(75)	(17)	1,606

Net cash provided by operating activities	270,729	427,771	411,512

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$15,726	$35,391	$19,660
Proceeds from maturity of marketable securities	787	20,841	23,599
Purchases of marketable securities	(32,017)	(80,866)	(27,450)
Investment in equity investee	—	(10,154)	—
Acquisition of intangible assets	(4,853)	(6,419)	(6,762)
Acquisition of business	—	—	(100,000)
Purchases of property, plant and equipment	(245,775)	(393,643)	(232,288)
Proceeds from sale of assets held for sale	—	4,027	21,829
Others, net	3,139	5,040	2,324

Net cash used in investing activities	(262,993)	(425,783)	(299,088)

Cash Flows From Financing Activities
Repayment of short-term debts	$(143,276)	$(42,290)	$(6,549)
Repayment of long-term debts	(37,670)	(27,627)	(170,518)
Proceeds from issuance of shares, net of expenses	13,521	13,254	19,851
Proceeds from issuance of senior and convertible notes, net of expenses	146,535	—	—
Repurchase and redemption of senior and convertible notes	(167,263)	(50,500)	(36,800)
Proceeds from promissory notes	—	—	50,000
Proceeds from bank borrowings	188,085	60,308	82,857
(Increase) decrease in restricted cash	(1,487)	1,627	(631)
Grants received	246	—	—
Capital lease payments	(11,737)	(7,091)	(3,680)
Distribution to minority interest in subsidiary	—	(2,542)	(4,980)
Contribution by minority interest in subsidiary, net	3,623	—	—

Net cash provided by financing activities	(9,423)	(54,861)	(70,450)

Net increase (decrease) in cash and cash equivalents	(1,687)	(52,873)	41,974
Effect of exchange rate changes on cash and cash equivalents	(1,102)	(390)	30
Cash and cash equivalents at beginning of the year	227,509	224,720	171,457

Cash and cash equivalents at end of the year	$224,720	$171,457	$213,461

Supplementary Cash Flow Information
Interest paid	$40,738	$28,307	$31,652
Income taxes paid	185	1,418	6,158
Non-cash items
Issuance of shares on conversion of convertible notes	—	—	15,500
Equipment acquired under capital leases	$4,150	$—	$—

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)

1.	Background and Summary of Significant Accounting Policies

(a)	Business and Organization

STATS ChipPAC Ltd. (“STATS ChipPAC” and together with its subsidiaries, the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company has operations in Singapore, South Korea, China, Malaysia, Thailand, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.

On October 5, 2007, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation. The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation’s total shares outstanding as of December 30, 2007.

Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.1% of the Company as of December 30, 2007. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).

Acquisition of LSI Corporation’s assembly and test facility in Thailand

On October 2, 2007, the Company consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100,000, payable over the next four years. The Company financed the initial payment of $50,000 of the purchase consideration with the Company’s cash and cash equivalents, and issued promissory notes bearing interest of 6.0% per annum for the remainder of the purchase price. The purchase price was assigned primarily to property, plant and equipment, and goodwill. The impact of the acquisition was not material to the Company’s consolidated financial position and results of operations.

Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer

On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek, announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s outstanding $115,000 aggregate principal amount of zero coupon convertible notes due 2008 and $150,000 aggregate principal amount of 2.5% convertible subordinated notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.

On May 18, 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares (including ordinary shares represented by ADSs, but excluding the ordinary shares issuable upon the potential conversion of the $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008 acquired by STSPL) and $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008.

As of December 30, 2007, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.1% of the Company’s outstanding ordinary shares. As of December 30, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,845,715,689 ordinary shares (including ordinary shares represented by ADSs and ordinary shares into which the $134,500 aggregate principal amount of 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL may be converted), representing 84.2% of the issued ordinary shares (including in the numerator and the denominator the ordinary shares issuable upon conversion of the 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL).

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

In 2007, the Company recorded tender offer expenses of $10,922, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.

(b)	Fiscal Year

Since the beginning of fiscal 2005, the Company has employed fiscal year and fiscal quarter reporting periods. STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2007, a 52-week year, ended on December 30, 2007, fiscal year 2006, a 53-week year, ended on December 31, 2006, and fiscal year 2005, a 52-week year, ended on December 25, 2005. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.

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

Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stock to third parties, are recognized as increases or decreases to shareholders’ equity.

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

STATS ChipPAC Taiwan Semiconductor Corporation designates the New Taiwan Dollar as its functional currency. Where the functional currency of a subsidiary is other than the Company’s U.S. dollar reporting currency,

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

the financial statements are translated into U.S. dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive loss, which is reflected as a separate component of shareholders’ equity.

(h)	Certain Risks and Concentrations

The Company’s customers are comprised of companies in the semiconductor industry located primarily in the United States of America, Europe and Asia. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breadth of packaging offerings, time-to-market, technical competence, design services quality, production yields, reliability of customer service and price.

The Company’s largest customer accounted for approximately 12%, 11% and 10% of revenues in 2005, 2006 and 2007, respectively. The Company’s ten largest customers collectively accounted for approximately 70%, 65% and 67% of revenues in 2005, 2006 and 2007, respectively. The withdrawal of commitment from any major customer for products, or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures.

Cash and cash equivalents are deposited with financial institutions primarily in Singapore, South Korea, China, Malaysia, British Virgin Islands, Taiwan, Thailand and the United States of America. Deposits in the financial institutions may exceed the amount of insurance provided on such deposits, if any. The Company utilizes forward contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The Company has not experienced any such losses to date from non-performance by its counterparties.

South Korean, Chinese, Malaysian and Thailand foreign currency exchange regulators may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China, Malaysia and Thailand.

(i)	Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts, money market funds and foreign government treasury bills as of December 30, 2007.

(j)	Restricted Cash

Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirement and as collateral for bank loans. As of December 31, 2006 and December 30, 2007, there were $981 and $1,612 of long-term restricted cash, respectively.

(k)	Derivative Instruments and Hedging Activities

The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.

The Company operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements.

In 2006 and 2007, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 31, 2006, and December 30, 2007, the Company had a series of foreign currency forward contracts qualifying as cash flow hedges with total contract value of approximately $147,000 and $206,000, respectively. The duration of these instruments are generally less than 12 months. At December 30, 2007, the Company had realized and unrealized gain of $2,034 and $1,736, respectively, on its foreign currency forward contracts. At December 31, 2006, the Company had realized and unrealized gain of $3,157 and $3,058, respectively, on its foreign currency forward contracts. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.

(l)	Marketable Securities

Marketable securities at December 31, 2006 and December 30, 2007 consist of corporate debt securities and certificates of deposits denominated in U.S. dollars, Chinese Renminbi and New Taiwan dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, if any, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

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

Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. Reserves are established for excess and obsolete inventories based on estimates of salability and forecasted future demand. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

(n)	Equity Method Investments

Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest, are accounted for using the equity method of accounting. The Company’s unrealized profit arising from sales by the Company to equity method investee are eliminated to the extent of the Company’s ownership. In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited (“MAT”) for $10,154.

(o)	Business Combination

Business combinations are accounted for using the purchase method accounting. Business combinations which are accounted for under the purchase method accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired is recorded as goodwill.

(p)	Goodwill

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

(q)	Intangible Assets

The Company acquires patent rights and technology licenses from other companies for use in its processes. Cost of the technology licenses is amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, Inc. (“ChipPAC”), the cost of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004 based on management’s estimate of the fair value of these intangible assets. Management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables.

Acquired intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

(r)	Property, Plant and Equipment

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

(s)	Long-Lived Assets

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

(t)	Comprehensive Income (Loss)

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

(u)	Revenue Recognition

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

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

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

The following sets forth the percentage of net revenues by packaging products group and testing services:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Revenue
— packaging — array	50.2%	55.5%	56.3%
— packaging — leaded	22.0	18.3	18.4
— test and other services	27.8	26.2	25.3

Total	100.0%	100.0%	100.0%

Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.

(v)	Grants

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

There are no restrictions on transferring technology or manufacturing products developed with government grants.

(w)	Share-Based Compensation

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

In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 contains interpretive guidance related to the interaction between

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). At December 30, 2007, the Company has four share-based compensation plans, which are more fully described in Note 21.

(x)	Employee Benefit Plans

STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 30, 2007, there was no shortfall in the plan’s assets. Total pension plan expenses in 2005, 2006 and 2007 were approximately $55, $5 and $7, respectively.

STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $395, $457 and $470 in 2005, 2006 and 2007, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of $2 and $0.028 per person and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.

Employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. In accordance with the National Pension Act of South Korea, a certain portion of severance benefits has been deposited with the Korean National Pension Fund and deducted from accrued severance benefits. The amount contributed will be refunded to employees from the Korean National Pension Fund upon retirement. Annual severance benefits expense charged to operations is based upon the change in the accrued severance benefits payable at the balance sheet date. The expense for severance benefits for the years ended December 25, 2005, December 31, 2006 and December 30, 2007 were approximately $6,333, $9,119 and $10,671, respectively.

Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited, based on their length of service and the latest salary at the time of retirement or involuntary termination. The expense for severance benefits for the year ended December 30, 2007 was approximately $1,360.

The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $10,711, $12,849 and $15,331 with respect to these retirement plans in 2005, 2006 and 2007, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

(y)	Operating Leases

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

(z)	Product Warranties

The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture generally for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2005, 2006 and 2007 were insignificant.

(aa)	Research and Development

Research and development costs are expensed as incurred.

(bb)	Income Taxes

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

In the ordinary course of business there is inherent uncertainty in quantifying the Company’s income tax positions. The Company assesses, its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company records the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) at the beginning of the first quarter of 2007. As a result of this adoption, the Company recognized a charge of approximately $518 to the January 1, 2007 accumulated deficit balance.

(cc)	Net Income (Loss) Per Share

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

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

The Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive.

A summary of the excluded potentially dilutive securities outstanding and the range of related exercise prices follows:

	December 25,	December 31,	December 30,
	2005	2006	2007

Convertible notes	287,999	82,454	10,613
Share options	124,175	103,508	15,609

The conversion price of convertible notes outstanding was approximately $0.93 to $1.75 per share (equivalent to approximately $9.27 to $17.53 per ADS) as of December 30, 2007. The weighted average exercise prices of share options outstanding were approximately $1.01, $0.99 and $1.51 (equivalent to $10.10, $9.90 and $15.10 per ADS) as of December 25, 2005, December 31, 2006 and December 30, 2007, respectively. The excluded share options have per share exercise prices ranging from approximately $0.14 to $3.99 (equivalent to $1.40 to $39.90 per ADS) as of December 25, 2005, $0.68 to $3.99 (equivalent to $6.80 to $39.90 per ADS) as of December 31, 2006 and $1.07 to $3.99 (equivalent to $10.70 and $39.90 per ADS) as of December 30, 2007.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per ordinary share computations for the periods presented below:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Net income (loss)	$(26,311)	$76,808	$93,684
Adjusted net income (loss)	(26,311)	79,058	95,702
Weighted average number of ordinary shares outstanding (basic)	1,961,950	1,991,110	2,032,962
Weighted average dilutive shares from share plans	—	8,564	10,581
Weighted average dilutive convertible notes	—	161,871	145,144

Weighted average number of ordinary shares and equivalent ordinary shares outstanding (diluted)	1,961,950	2,161,545	2,188,687

(dd)	Reclassifications

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current year.

(ee)	New Accounting Pronouncements

In July 2006, the FASB issued FIN 48. FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” (“SFAS 109”) and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company has adopted FIN 48 effective at the beginning of the first quarter of 2007. See Note 13 for information on the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008. The Company is currently evaluating the effect of the requirement of SFAS 158 related to measurement of the funded status of deferred benefit plans on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses to be reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS 159 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Company is currently evaluating the effects, if any, that SFAS 141(R) may have on its financial statements; however, since the Company acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

subsequent to adoption. As of December 30, 2007, the Company has established deferred tax valuation allowances of $34,904 in purchase accounting. Refer to Note 13 for information on deferred tax valuation allowances.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company is currently evaluating the effect of SFAS 160 on its consolidated financial statements and anticipates that SFAS 160 will not have a significant impact on the reporting of its results of operations.

2.	Related Party Transactions

As of December 30, 2007, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.1% of the Company’s outstanding ordinary shares. As of December 30, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,845,715,689 ordinary shares (including ordinary shares represented by ADSs and ordinary shares into which the $134,500 aggregate principal amount of 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL may be converted), representing 84.2% of the issued ordinary shares (including in the numerator and the denominator the ordinary shares issuable upon conversion of the 2.5% convertible subordinated notes due 2008 beneficially owned by STSPL).

The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.

The Company has contracts with Chartered Semiconductor Manufacturing Ltd (“Chartered”), majority owned by Temasek through STSPL, to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered in 2005, 2006 and 2007 were $12,647, $11,109 and $9,008, respectively.

The Company also engages in transacting with other companies, directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates or prices and on customary terms and conditions. These expenses amounted to $14,672, $18,375 and $19,808 in 2005, 2006 and 2007, respectively.

The amounts owing by (to) affiliates were as follows:

	December 31,	December 30,
	2006	2007

Short-term and long-term amounts due from affiliates Accounts receivable, net of allowance for sales returns	$2,506	$16,144

Amounts due to affiliates Accounts payable	$(45)	$(1,651)

In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35,000 payable over 4 years and

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

a performance-based contingent earn-out of $5,000. ANST is a wholly owned subsidiary of MAT, of which the Company has a 25% shareholding. As a result of the planned sale of these assets to ANST, the Company has separately classified the related assets of $29,638 to assets held for sale, a component of other non-current assets. During 2006 and 2007, $2,429 and $17,145 of the related assets, respectively, have been transferred to ANST and $430 and $1,154 of gain has been recognized in 2006 and 2007, respectively. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009, of which $208 was earned in 2007.

3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31,	December 30,
	2006	2007

Cash at banks and on hand	$62,551	$110,756
Cash equivalents
Bank fixed deposits	77,309	23,022
Money market funds	30,039	79,056
Foreign government treasury bills	1,558	627

	$171,457	$213,461

4.	Marketable Securities

Marketable securities consist of the following:

	December 31, 2006				December 30, 2007
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

Available-for-sale corporate debt securities and certificates of deposits	$61,521	$35	$(1,072)	$60,484	$45,423	$—	$(897)	$44,526

Maturities of marketable securities (at fair value) are as follows:

	December 31,	December 30,
	2006	2007

Marketable securities:
Due in one year or less	$45,126	$29,230
Due after one year through five years	1,074	1,064
Due after five years	14,284	14,232

	$60,484	$44,526

Gross realized gains and losses in 2005 were $nil and $nil, respectively. Gross realized gains and losses in 2006 were $5 and $nil, respectively. Gross realized gains and losses in 2007 were $127 and $258, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities during 2005, 2006 and 2007 were $16,513, $56,232 and $43,259, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

5.	Accounts Receivable

Accounts receivable consists of the following:

	December 31,	December 30,
	2006	2007

Accounts receivable — third parties	$247,185	$277,628
Allowance for sales returns	(3,406)	(6,268)

	$243,779	$271,360

Movements in the allowance for sales returns are as follows:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Beginning	$1,899	$2,840	$3,406
Utilized during the year	(1,094)	—	(98)
Charged during the year	2,517	3,034	4,681
Writeback during the year	(482)	(2,468)	(1,721)

Ending	$2,840	$3,406	$6,268

6.	Other Receivables

Other receivables consist of the following:

	December 31,	December 30,
	2006	2007

Deposits and staff advances	$718	$923
Forward contract receivable	196	299
Taxes receivable	2,533	1,969
Other receivables	3,528	3,686

	$6,975	$6,877

7.	Inventories

Inventories consist of the following:

	December 31,	December 30,
	2006	2007

Raw materials	$88,339	$65,877
Work-in-progress	19,395	14,872
Finished goods	3,880	2,563

	$111,614	$83,312

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

8.	Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	December 30,
	2006	2007

Leasing prepayments	$11	$—
Other prepayments and assets	14,035	8,241
Deferred income tax assets	289	1,207
Loans to a vendor	4,029	3,529
Assets held for sale	—	9,343

	$18,364	$22,320

Prepaid expenses and other non-current assets consist of the following:

	December 31,	December 30,
	2006	2007

Leasing prepayments	$—	$248
Deferred income tax assets	39,028	39,609
Other deposits	285	303
Loans to a vendor	4,412	882
Debt issuance cost, net of accumulated amortization of $5,397 and $7,958	9,510	6,949
Assets held for sale	26,259	10,544
Others	4,146	3,255

	$83,640	$61,790

Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.

The Company extended $5,000 and $15,000 loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5,000 and $15,000 are repayable in quarterly installments of $450 and $882 up to June 2007 and December 2008, respectively. During the year ended December 30, 2007, $4,029 was repaid.

In May 2007, the Company entered into an agreement to sell packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”) for an aggregate consideration of $10,000 payable over approximately two years. The Company has separately classified the related assets of $10,000 as assets held for sale, a component of other current assets. During the year ended December 30, 2007, $657 of the assets have been transferred to Mingxin. These held for sale assets were recorded at the lower of carrying amount or fair value less cost to sell. As a result, the Company recognized an impairment loss of $1,725 for the year ended December 30, 2007.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

9.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 30,
	2006	2007

Cost:
Freehold land	$9,206	$11,010
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	232,945	262,186
Equipment	1,880,982	2,145,503

Total cost	$2,142,997	$2,438,563

Total accumulated depreciation	$950,167	$1,162,073

Property, plant and equipment, net	$1,192,830	$1,276,490

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $195,923, $229,067 and $246,554 in 2005, 2006 and 2007, respectively.

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

Land use rights represent payments to secure, on a fully-paid up basis, the use of properties where the Company’s facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively. The land use rights expire in the year 2044 for Shanghai, China and in the year 2086 for Kuala Lumpur, Malaysia. The Company’s Singapore facilities are located in a building constructed on land held on a 30-year operating lease which is renewable for a further 30-year period subject to the fulfillment of certain conditions. The facilities in Hsin-Chu Hsien, Taiwan and Pathumthani, Thailand are located on freehold land.

Included in property, plant and equipment are equipment acquired under capital lease at a cost of $20,891 and accumulated depreciation of $6,397 as of December 31, 2006. There was no equipment under capital lease as of December 30, 2007.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

10.	Intangible Assets

Intangible assets consist of the following:

	December 31, 2006			December 30, 2007
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets

Tradenames	$7,700	$(2,658)	$5,042	$7,700	$(3,758)	$3,942
Technology and intellectual property	32,000	(7,733)	24,267	32,000	(10,933)	21,067
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Software, licenses and others	24,855	(12,318)	12,537	31,469	(15,724)	15,745

	$163,855	$(122,009)	$41,846	$170,469	$(129,715)	$40,754

Amortization expense related to finite-lived intangible assets is summarized as follows:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Tradenames	$1,100	$1,100	$1,100
Technology and intellectual property	3,200	3,200	3,200
Customer relationships	49,650	28,962	—
Software, licenses and others	4,265	3,988	3,498

	$58,215	$37,250	$7,798

Finite-lived intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 30, 2007 is summarized as follows:

2008	$8,917
2009	8,330
2010	6,382
2011	5,258
2012	4,505
Thereafter	7,362

Total	$40,754

11.	Goodwill

The changes in the carrying value of goodwill are as follows:

	December 31,	December 30,
	2006	2007

Beginning	$522,625	$513,512
Goodwill relating to acquisition	—	24,809
Purchase adjustments	(9,113)	9,637

Ending	$513,512	$547,958

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

As of December 30, 2007, the Company had goodwill of $2,209 related to the acquisition of STATS ChipPAC Taiwan Semiconductor Corporation, $520,940 related to the acquisition of ChipPAC and $24,809 related to acquisition of the assembly and test operations in Thailand. In 2007, purchase adjustments of $9,637 related to the deferred taxes valuation and other tax liabilities were recorded.

Pursuant to business combination accounting rules, the goodwill associated with the acquisition of ChipPAC was recorded based on share prices at the time the merger was announced. The Company performed its annual test for impairment of goodwill related to ChipPAC during the fourth quarter of 2005, 2006 and 2007. Goodwill was allocated to reporting units associated with the Company’s acquisitions.

In 2005, 2006 and 2007, the Company performed its annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.

12.	Accrued Operating Expenses

Accrued operating expenses consist of the following:

	December 31,	December 30,
	2006	2007

Staff costs	$33,957	$40,276
Purchase of raw materials	10,875	18,639
Maintenance fees, license fees and royalties	2,828	4,146
Interest expense	7,553	7,535
Provision for vacation liability	3,299	5,048
Others	39,115	33,872

	$97,627	$109,516

13.	Income Taxes

Income (loss) before income taxes consists of the following:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Singapore	$6,698	$951	$(9,416)
Foreign	(16,880)	111,626	138,499

	$(10,182)	$112,577	$129,083

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

Income tax benefit (expense) consists of the following:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Current tax:
Singapore	$(72)	$—	$—
Foreign	(373)	(5,935)	(23,192)

Total current tax	$(445)	$(5,935)	$(23,192)

Deferred tax:
Singapore	$(617)	$(1,400)	$(2,000)
Foreign	(8,627)	(18,424)	(4,389)

Total deferred tax	$(9,244)	$(19,824)	$(6,389)

	$(9,689)	$(25,759)	$(29,581)

A reconciliation of the expected tax expense (benefit) at the Singapore statutory rate of tax to actual tax expense (benefit) is as follows:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Income tax expense (benefit) computed at Singapore statutory rate of 18.0% (2006 and 2005: 20.0%)	$(2,036)	$22,515	$23,235
Non-deductible expenses, including goodwill impairment charges	1,989	4,892	4,948
Non-taxable income	(2,194)	(461)	(1,558)
Differences in tax rates	15,434	5,550	10,239
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(6,539)	(13,926)	(14,660)
Change in statutory tax rate	—	(651)	—
Tax benefits from employee share option plans	(2,084)	(665)	(90)
Reinvestment allowance	(5,755)	(5,632)	(4,516)
Change in valuation allowance	30,133	9,114	12,163
Effect of tax loss carryforwards and unutilized capital allowance previously not recognized	(21,685)	—	—
Taxable foreign exchange adjustment	1,283	4,575	(3,645)
All other items, net	1,143	448	3,465

Income tax expense	$9,689	$25,759	$29,581

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

significant items comprising the Company’s deferred income tax assets and liabilities at December 31, 2006 and December 30, 2007 are as follows:

	December 31,	December 30,
	2006	2007

Deferred income tax assets:
Operating loss carryforwards	$27,079	$21,833
Investment, and research and development tax credits	57,804	59,811
Reinvestment allowance	34,968	39,484
Property, plant and equipment	32,185	42,859
Others	7,066	8,777

	159,102	172,764
Valuation allowance	(119,785)	(131,948)

	$39,317	$40,816

Deferred income tax liabilities:
Property, plant and equipment	$34,147	$42,868
Allowances and reserves	22,610	21,777

	56,757	64,645

Net deferred income tax assets (liabilities)	$(17,440)	$(23,829)

In 2004, as part of the acquisition of ChipPAC, the Company acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. The Company established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards. If utilized, these attributes will be treated as a reduction in acquired goodwill. In 2006 and 2007, $9,113 and $4,040 of the United States, South Korea and China net operating loss carryforwards and tax credit carryforwards, respectively, were utilized and accordingly the goodwill related to the acquisition of ChipPAC was reduced by $9,113 and $4,040, respectively.

The deferred tax assets as of December 31, 2006 and December 30, 2007 arose principally as a result of the deferred tax benefit associated with operating loss carryforwards, investment, and research and development tax credits, reinvestment allowance and deductible temporary differences on property, plant and equipment.

As of December 30, 2007, the Company had approximately $90,122 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2008 to 2024.

As of December 30, 2007, the Company had approximately $5,598, $340,887, $25,601 and $157,935 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2008 through 2013.

The Company recorded a valuation allowance of $119,785 and $131,948 as of December 31, 2006 and December 30, 2007, respectively, which represents an increase of $9,114 and $12,163 in 2006 and 2007, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax asset will be realized. The increase in valuation allowance in 2007 reflected primarily the adjustment to the tax loss carryforwards and capital allowances in Singapore in connection with the effective commencement date of the new tax incentive offered by the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore. In addition, a valuation allowance of $29,602 and $41,702 was provided against the

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

Singapore operating loss carryforwards and capital allowances of $37,502 and $47,270 as of December 31, 2006 and December 30, 2007, respectively, which has shown recent profitability from a history of operating losses previously. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income based on business plans, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establishes a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deems, more likely than not, to be recoverable.

The Company’s subsidiary in China, STATS ChipPAC Shanghai Co., Ltd. qualifies for a tax holiday from State Department of China under the foreign investment policy. STATS ChipPAC Shanghai Co., Ltd. is exempted from tax for two years followed by three years of 50% tax exemption, commencing from the first profitable year of operations (2006). This tax holiday will expire on December 31, 2010.

Changes in share ownership by shareholder may result in a limitation on the amount of the Singapore net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions.

The Company adopted the provision of FIN 48 effective at the beginning of the first quarter of 2007. As a result of the implementation of FIN 48, the Company recognized an additional $518 liability on unrecognized tax benefits for uncertain tax positions in various jurisdictions and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in an increase to accumulated deficit of $518. In addition, the Company recorded a $13,677 increase in tax reserves relating to certain tax matters prior to August 2004 and increased the goodwill related to the acquisition of ChipPAC accordingly by $13,677. A reconciliation of the unrecognized tax benefits is as follows:

December 30,
2007

Unrecognized tax benefits:
Balance as of January 1, 2007	$518
Increases related to prior year tax positions	13,521
Increases related to current year tax positions	7,383

Balance as of December 30, 2007	$21,422

In 2007, $7,383 was reserved as a liability on unrecognized tax benefits for uncertain tax positions and is accounted for as a current income tax adjustment due to an increase in the current period activity related to uncertain tax positions. It is estimated that the uncertain tax position will increase by approximately $6,539 in the next twelve months given the same level of future taxable profit as 2007. Included in the $21,422 balance of unrecognized tax benefits as of December 30, 2007 is an amount of $7,383 if recognized, would impact the effective tax rate.

The Company recognizes interest and penalties related to the unrecognized tax benefits in the income tax expense.

Annually, the Company files income tax returns in various jurisdictions. The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service (the

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

“NTS”) through a Mutual Agreement Procedure (“MAP”) relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to May 2002. The years still open to audit by the foreign tax authorities, which represent the years still subject to the statute of limitations, in major jurisdictions include Singapore (2000 onward), South Korea (2002 onward), Malaysia (2001 onward), United States (1999 onward) and Taiwan (2002 onward). Audit resolutions could potentially reduce the Company’s unrecognized tax benefits, either because the tax positions are not sustained on audit or because the Company agrees to tax disallowances.

The Company’s previous pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the previous pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the previous pioneer trade cannot be set-off against the non-qualifying income during the previous pioneer incentive period due to the application of the law in respect of the previous pioneer incentive. In September 2004, the application for the revocation of the Company’s previous pioneer status granted from January 1, 1996 to December 31, 2003 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services” was approved by EDB. Accordingly, the Company obtained refund in the aggregate amount of $5,039 of tax recoverable in 2005 and 2006 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. In February 2008, EDB offered the Company a new five year tax incentive for its Singapore operations which commenced on July 1, 2007. Under the tax incentive, certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.

14.	Short-Term Borrowings

The short-term borrowings relate to the lines of credit with Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea, with credit limits of $10,000 and $5,000, respectively, line of credit with Bank of America with credit limit of $50,000 and other borrowings as of December 30, 2007. These facilities bore average interest rates of 4.6% in 2006 and 5.2% in 2007, respectively. As of December 31, 2006 and December 30, 2007, $592 and $50,300 were borrowed against these facilities, and $43,952 and $17,775 of unutilized lines of credit were available, respectively. The lines of credit are subject to annual review by the lenders for the continued use of the facilities.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

15.	Long-Term Debts

Long-term debts consist of the following:

	December 31,	December 30,
	2006	2007

1.75% convertible senior fixed-rate notes	$31,500	$—
0% convertible senior fixed-rate notes	115,000	18,551
2.5% convertible subordinated fixed-rate notes	150,000	134,500
6.75% senior fixed-rate notes	215,000	215,000
7.5% senior fixed-rate notes	150,000	150,000
6% promissory note	—	46,800
U.S. dollars bank loan at floating rates	14,070	12,600
Taiwan dollar loans at floating rates	58,615	32,315
Taiwan dollar loans and commercial papers at fixed rates	2,859	1,128
Accrued yield-to-maturity interest on convertible notes	21,580	3,440

	758,624	614,334
Less current amounts	(61,101)	(190,481)

	$697,523	$423,853

In March 2002, the Company issued $200,000 of senior, unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195,032. The convertible notes bore interest at the rate of 1.75% per annum payable semi-annually on March 18 and September 18 of each year and had a yield to maturity of 4.91%. At the maturity date, 117.665% of the principal amount was due and payable. The notes could be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which represented ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The Company had the option to satisfy its obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. The Company had the right to redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company’s shares or ADSs traded at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. In 2004, the Company repurchased $16,500 aggregate principal of these convertible notes for $18,150 and recorded a loss of $266. In January 2005, the Company repurchased a further $26,080 aggregate principal amount of these convertible notes for $28,796 and recorded a loss of $390. In July 2005, the Company cancelled $42,580 aggregate principal amount of these convertible notes repurchased in 2004 and January 2005. Holders of these convertible notes had the right to require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% (to arrive at effective yield of 4.91%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder had the right to require the Company to repurchase all or a portion of such holder’s notes at a price to yield 4.91% per year to the redemption date. The Company received notices of demand for redemption of $125,920 aggregate principal amount of these convertible notes which the Company redeemed in March 2005 at a loss of $1,263. The Company financed the redemption from cash and short-term borrowings. In March 2007, the Company redeemed the remaining outstanding $31,500 aggregate principal amount of these convertible notes for an aggregate consideration of $36,800. The repurchase was financed with the Company’s cash and cash equivalents.

On November 7, 2003, the Company issued $115,000 of senior, unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, 123.4% of the principal amount, comprising principal and redemption interest, will be due and

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

payable. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% (to arrive at effective yield of 4.25%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date. In November 2007, the Company redeemed $96,449 aggregate principal amount of the zero coupon convertible notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. The Company paid a total amount of $114,118 in respect of the convertible notes redemption. The Company financed the redemption with cash and short-term borrowings.

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

The $150,000 2.5% convertible subordinated notes due 2008 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008 and bear interest at a rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $9.267 per ADS. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act of 1934 with an obligation of STATS ChipPAC to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130,500 aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004.

In May 2007, in connection with the tender offer by STSPL for equity securities of the Company, STSPL acquired $134,500 aggregate principal amount of these convertible notes. The balance $15,500 principal amount of the 2.5% convertible subordinated notes were converted into 1,672,601 ADSs (equivalent to 16,726,010 ordinary shares) in May 2007. In November 2007, the Company entered into a letter agreement with STSPL pursuant to which STSPL agreed to the following: (1) the conversion right of these convertible notes will be satisfied by a delivery of the Company’s ordinary shares in lieu of ADSs upon conversion of these convertible notes, (2) the Company has no obligation to list or cause to have quoted the ADSs on Nasdaq or another national securities exchange or over-the-counter market or any other market, (3) if the Company’s reporting obligations under the Exchange Act are terminated, the Company has no obligation to file with the SEC or provide the trustee for these convertible notes any reports, information or documents or comply with the provisions of the U.S. Trust Indenture Act of 1939, as amended, and (4) before STSPL transfers any of these convertible notes, it will procure the transferee to deliver a letter substantially in the form of the November 2007 letter or consent to the Company, STATS ChipPAC, Inc. and the trustee entering into a supplemental indenture to amend the indenture to effect the foregoing.

The conversion price of the 2.5% convertible subordinated notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to subscribe for or purchase the Company’s ordinary shares, or securities convertible into the Company’s ordinary shares, at a price per share or a conversion price per share below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares any shares of capital stock of the Company, evidences of indebtedness or other non-cash assets (excluding (i) dividends, distributions and rights or warrants referred to above, and (ii) dividends or distributions paid in cash), or rights or warrants to subscribe for, or purchase any of the Company’s securities (excluding those rights or warrants referred to above); (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of all cash distributions in an aggregate amount that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds 10% of the Company’s then market capitalization; and (5) on purchase by the Company of the Company’s ordinary shares to the extent it involves aggregate consideration that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds 10% of the Company’s then market capitalization.

The terms of the indentures governing the 2.5% convertible subordinated notes permit only issuance of new shares. There is no net cash or net share settlement provisions. Also, pursuant to the registration rights agreement relating to the 2.5% convertible subordinated notes, shelf registration was required to be maintained for a period of two years. The shelf registration requirement of the 2.5% convertible subordinated notes has been continued via a registration statement on Form F-3/S-3 filed on October 13, 2004 and which offering had been terminated on October 11, 2006.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

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

On November 18, 2004, the Company issued $215,000 of senior unsecured notes due November 15, 2011, for net proceeds of $210,458. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year. At the maturity date, 100.0% of the principal amount will be due and payable. Prior to November 15, 2008, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, the Company may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of the senior notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, the Company may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest.

On July 19, 2005, the Company issued $150,000 of senior unsecured notes due July 19, 2010 for net proceeds of $146,535. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. At the maturity date, 100.0% of the principal amount will be due and payable. Prior to July 19, 2010, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any. In addition, prior to July 19, 2008, the Company may redeem up to 35% of these notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest. A portion of the net proceeds were used to repay the then outstanding $99,000 short-term debts with Overseas-Chinese Banking Corporation Limited and Bank of America N.A.

On October 2, 2007, the Company issued a $50,000 promissory note carrying interest, payable annually, of 6% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3,200 amounted to $46,800 as of December 30, 2007. The promissory note is payable over four yearly installments of $20,000, $10,000, $10,000 and $6,800 over the next four years.

STATS ChipPAC Korea Ltd. has a U.S. dollar term loan facility of $25,000 from Hana Bank, of which $12,600 was outstanding as of December 30, 2007. As of December 30, 2007, the interest rate for our $12,000 loan was 6.6% and the interest rate for our $3,600 loan was 6.4% per annum. Interest is payable on a monthly basis. The principal on this loan, except for $3,600, is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3,600 loan is repayable at maturity in June 2009. As of December 30, 2007, $629 was held as a restricted deposit with the bank. This loan is secured by a pledge of land and a building with a combined net book value of $26,793 as of December 30, 2007.

STATS ChipPAC Taiwan Semiconductor Corporation has a NT$1.8 billion ($55,988 based on the exchange rate as January 31, 2008) floating rate New Taiwan dollar term loan facility with a syndicate of lenders, with Mega Bank as the sponsor bank. STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$1.6 billion

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

($51,027 based on the exchange rate as January 31, 2008) under the loan, which is repayable in eight equal half-yearly installments commencing February 2006 and ending in August 2009. As of December 30, 2007, the interest rate on the loan was 3.9% per annum. Interest on the loan is payable on a monthly basis. During the year ended December 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation repaid approximately $14,300 and $28,400 related to scheduled repayment and early repayment, respectively, on the facility. The loan facility has been fully repaid and terminated as of December 30, 2007.

In August 2006, STATS ChipPAC Taiwan Semiconductor Corporation obtained another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($111,975 based on the exchange rate as January 31, 2008) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown which took place on February 18, 2007. As of December 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion ($21,773 based on the exchange rate as January 31, 2008) under the term loan facility. As of December 30, 2007, the interest rate on the loan was 3.5% per annum. The principal and interest on the loan is repayable in nine quarterly installments commencing 24 months from first draw down date with first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of December 30, 2007, the outstanding balance on this facility was $21,525.

Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.3 billion ($39,503 based on the exchange rate as January 31, 2008) of bank and credit facilities from various other banks and financial institutions, of which $11,918 borrowings was outstanding as of December 30, 2007. These credit facilities have varying interest rates ranging from 2.5% to 5.6% per annum and maturities ranging from 2008 through 2012.

Annual maturities of long-term debts as of December 30, 2007 are as follows:

Payable in year
2008	$190,481
2009	27,119
2010	170,519
2011	225,430
2012	785
Thereafter	—

$614,334

The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), and, in the case of the 7.5% Senior Notes due 2010, STATS ChipPAC Korea Ltd., fully and unconditionally guaranteed the obligations under the indentures of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, on a senior, unsecured basis. See Note 28, Condensed Consolidating Financial Information. The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, are subject to the covenant restrictions under the terms of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, which, among other things, limit their ability to incur additional indebtedness, prepay subordinated debts, make investments, declare or pay dividends, enter into transactions with affiliates, sell assets, enter into sale and leaseback transactions, incur liens and encumbrances, enter into merger and consolidations and other customary restrictions. The 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010 are cross-defaulted to the Company’s other indebtedness. At December 30, 2007, the Company was in compliance with all covenants.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

16.	Unutilized Credit Facilities

The Company established a syndicated 3-year revolving line of credit of $125,000 in August 2006. The line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The new facility is irrevocable for the 3-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of December 30, 2007, there was no outstanding balance on this facility. The Company cancelled the revolving line of credit on January 31, 2008.

At December 30, 2007, the Company had other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $30,826 with financial institutions.

The notional letters of credit amounts outstanding at December 31, 2006 and December 30, 2007 were $122 and $3,250, respectively.

17.	Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	December 30,
	2006	2007

Deferred tax liabilities	$56,747	$64,463
Accrued retirement and severance benefits	26,892	38,985
Liability for uncertain tax positions	—	16,604
Others	1,168	5,041

	$84,807	$125,093

Changes in accrued retirement and severance benefits in 2005, 2006 and 2007 are as follows:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Beginning	$16,587	$20,210	$27,154
Increase due to acquisition	—	—	7,677
Provision for retirement and severance benefits	6,334	9,119	12,031
Severance payments	(3,138)	(4,172)	(7,348)
Foreign currency loss	427	1,997	(277)

Ending	$20,210	$27,154	$39,237
Payments on deposits with Korean National Pension Fund	(253)	(262)	(252)

Ending, net of payments on deposits	$19,957	$26,892	$38,985

18.	Share Capital and Additional Paid-in Capital

The Company is incorporated in Singapore. Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act of 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid up capital of the Company. As a result of the abolition of the ordinary share par

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital as of January 30, 2006 and increased the share capital account on that date to $1,820,277.

As a result of the employees exercising their share options and purchase rights in 2005, 2006 and 2007, 31,961,575, 26,522,092 and 27,793,536 ordinary shares were issued, respectively.

In May 2007, the Company issued 1,672,601 ADSs (equivalent to 16,726,010 ordinary shares) upon conversion of $15,500 aggregate principal amount of its 2.5% convertible subordinated notes due 2008.

19.	Share Repurchase

The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. At the annual general meeting in April 2007, the Company obtained shareholders’ approval for the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 30, 2007, the Company had not repurchased any shares.

20.	Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive loss are as follows:

	December 31,	December 30,
	2006	2007

Currency translation loss	$(7,353)	$(7,086)
Unrealized gain on hedging instruments	676	378
Unrealized loss on available-for-sale marketable securities	(1,037)	(897)

	$(7,714)	$(7,605)

21.	Share Options and Incentive Plans

As of December 30, 2007, the Company had outstanding grants under four share-based plans.

In April 2006, the Company’s shareholders authorized the Company to issue restricted share units of the Company in respect of ordinary shares of the Company and grant performance shares under the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively.

Under the RSP, the Company is permitted to grant Restricted Share Units (“RSUs”) to eligible participants. The RSP replaced the STATS ChipPAC Ltd. Share Option Plan, as amended, in 2007. The RSUs are share awards that entitle the grantee to ordinary shares of the Company or their equivalent cash value or combinations thereof as the award vests in accordance with a schedule determined by the Board of Directors or committee thereof. The unvested portions of the RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSU has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s RSU award until such ordinary shares have been issued or transferred pursuant to the terms of such award. The PSP supplements the Company’s long term compensation strategy of senior level employees, under which the number of ordinary shares or their equivalent cash value or combinations thereof ultimately received by the employee depends on the Company’s performance against specified targets over a period of time to be determined by the Board of Directors or committee thereof. The ordinary shares covered by a grant under the PSP vest in accordance with a schedule determined by the Board of Directors or committee thereof. A grantee of any ordinary shares under the

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the such award. The number of ordinary shares that may be issued under the RSP and the PSP may not exceed, in the aggregate, 50 million and 15 million ordinary shares of the Company, respectively.

In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the STATS ChipPAC Ltd. Share Option Plan, as amended, (“STATS ChipPAC Option Plan”) to not exceed 198 million ordinary shares (subject to adjustment under the plan), including the 80 million ordinary shares subject to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (“Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (“Substitute EIP”). The purpose of the STATS ChipPAC Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in the Company through the grant of options to purchase ordinary shares. Options granted under the STATS ChipPAC Option Plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. The options typically vest over a four-year period. Option periods may not exceed seven years from the date of grant.

The plan is administered by a committee appointed by the directors. Employees, directors and consultants are eligible for the grant of options except for (i) employees of affiliates, directors who are not employees and consultants, who are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options. The exercise price of an incentive stock option must not be less than 100% of the fair market value of the ordinary shares on the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value.

In August 2004, the Company adopted the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the benefit of its employees. Under the ESPP, substantially all employees could purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85% of the lower of the fair market value at the beginning or the end of specified six-month purchase periods commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ended on February 14, 2005. Share purchases are limited to 15% of an employee’s eligible compensation.

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

Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB 25 and its related interpretations, and includes pro forma information in accordance with SFAS 123(R), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In the Company’s pro forma information, the Company accounted for forfeitures as they occurred.

The Company adopted the fair value recognition provisions of SFAS 123(R) effective December 26, 2005. The Company has elected to adopt the modified-prospective transition method permitted by SFAS 123(R) and accordingly prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

The modified-prospective transition method requires that share-based compensation expense be recorded for (a) any share-based payments granted through, but not yet vested as of December 25, 2005 based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any share-based payments granted subsequent to December 25, 2005, based on the grant-date fair value estimated, and adjusted for estimated forfeitures. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows:

	Year Ended
	2006	2007

Cost of revenues	$5,965	$4,783
Selling, general and administrative	6,143	3,118
Research and development	1,580	968

	$13,688	$8,869

The Company issued RSUs and contingent PSP awards in 2007 pursuant to the RSP and the PSP, respectively. No share options were granted in 2007, as the RSP is intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended.

The Company estimates the grant-date fair value of employee share purchase rights granted prior to August 15, 2006, and share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The Company estimates the fair value of RSUs based on the market price of ordinary shares on the date of grant. The fair value of contingent PSP awards is calculated using the market price of ordinary shares on the date of award, adjusted to the market-based performance conditions represented by total shareholders’ return on a certain set of absolute and relative to benchmark company criteria.

The fair value of share options granted in 2005 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
	December 25,	December 31,
	2005	2006

Expected term	5-9 years	3-7 years
Dividend yield	0.0%	0.0%
Risk free interest rate	2.6%-3.3%	3.0%-3.4%
Weighted average volatility	55.9%	39.1%

SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. In 2006 and 2007, the windfall tax benefit realized from exercised employee share options was insignificant.

Concurrently with the tender offer (refer to “Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer” in Note 1(a)), STSPL made an options proposal to all holders of options granted under the STATS ChipPAC share option plans whereby the participating holders would agree not to exercise their options for

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

new shares or to exercise their rights as option holders. During the tender offer period, 85,348,090 options were surrendered pursuant to the options proposal.

The following table summarizes share option activity in 2005, 2006 and 2007:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)

Options outstanding at January 1, 2005	131,997	$1.01
Granted	27,299	0.59
Lapsed and forfeited	(16,972)	1.03
Exercised	(18,149)	0.35

Options outstanding at December 25, 2005	124,175	1.01
Granted	16,498	0.68
Lapsed and forfeited	(17,596)	1.11
Exercised	(6,277)	0.41

Options outstanding at December 31, 2006	116,800	0.99
Lapsed and forfeited	(4,222)	1.25
Surrendered in tender offer	(85,348)	1.02
Exercised	(11,244)	0.62

Options outstanding at December 30, 2007	15,986	$1.70	$216

Exercisable at December 25, 2005	62,785	$1.30

Exercisable at December 31, 2006	70,732	$1.19

Exercisable at December 30, 2007	15,328	$1.53	$136

The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their share options. In 2006 and 2007, the total amount of cash received from the exercise of share options was $2,575 and $6,907, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

The following table summarizes information about share options outstanding at December 30, 2007:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Range of Exercise Prices	12/30/2007	Life	Price	12/30/2007	Life	Price
	(In thousands)			(In thousands)

$0.14 to $0.15	21	1.8 years	$0.14	21	1.8 years	$0.14
$0.22 to $0.29	31	5.0 years	$0.29	31	5.0 years	$0.29
$0.43 to $0.47	1	3.3 years	$0.46	1	3.3 years	$0.46
$0.55 to $0.87	600	4.9 years	$0.75	392	4.3 years	$0.80
$0.91 to $1.07	3	3.3 years	$1.02	3	3.3 years	$1.02
$1.16 to $1.64	14,272	4.3 years	$1.39	13,822	4.2 years	$1.40
$2.04 to $2.61	223	2.0 years	$2.09	223	2.0 years	$2.09
$3.99	835	2.3 years	$3.99	835	2.3 years	$3.99

	15,986	4.1 years		15,328	4.1 years

The following table summarizes information on RSUs and contingent PSP awards outstanding as of December 30, 2007:

	RSU			Contingent PSP
		Weighted			Weighted
		Average	Aggregate		Average	Aggregate
		Grant-Date	Intrinsic	Number of	Grant-Date	Intrinsic
	Number of shares	Fair Value	Value	shares	Fair Value	Value
	(In thousands)		(In thousands)	(In thousands)		(In thousands)

Granted	6,970	$0.86		3,450	$0.85
Lapsed and forfeited	(668)	0.86		(470)	0.85
Vested	—	—		—	—

Outstanding as of December 30, 2007	6,302	$0.86	$—	2,980	$0.85	$—

The aggregate intrinsic value in the table above represents the value of the shares on the date that the RSUs and contingent PSP awards vest.

No shares were issued pursuant to the RSUs or contingent PSP awards in 2007. The fair value of the contingent PSP awards for 2007 was calculated with the following assumptions:

Year Ended
December 30, 2007

Expected term	3 years
Dividend yield	0.0%
Risk free interest rate	3.0%
Weighted average volatility	40.0%

The terms of the ESPP for the purchase period which commenced on August 16, 2006 and ended on February 14, 2007 and subsequent purchase periods were revised based on changes approved by the shareholders in April 2006. For these employee share purchase rights, the total number of shares to be purchased under the plan and the Company’s matching contribution of up to 20% of the contribution of the ESPP participants, by transferring or

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

issuing shares or providing cash contribution for the purchase of shares, can vary as the purchase price per share is determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights is determined at the end of the purchase period, on which the number of shares an employee is entitled and the purchase price are determinable. The Company calculates estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares to be purchased under the plan and the level of contribution, as determined in accordance with the terms of the ESPP.

Fair value of employee share purchase rights granted prior to August 16, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
	December 25,	December 31,
	2005	2006

Expected term	0.5 years	0.5 years
Dividend yield	0.0%	0.0%
Risk free interest rate	1.3 - 1.9%	2.7%
Weighted average volatility	39.4%	35.4%

As of December 30, 2007, there was $29 of unrecognized share-based compensation expenses related to approximately 658,456 of unvested share option awards net of $24 of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 1.0 year.

As of December 30, 2007, there were $2,510 and $1,796 of unrecognized share-based compensation expenses related to approximately 6.3 million of unvested RSUs and 3.0 million of unvested contingent PSP awards, respectively, net of $160 of estimated RSU forfeitures. These costs are expected to be recognized over a weighted-average period of 1.6 years and 2.2 years for the RSUs and the contingent PSP awards, respectively.

During the year ended December 30, 2007, the total grant-date fair value of share options that vested were $11,114. The total intrinsic value of share options exercised during the year ended December 30, 2007 was $6,699. For the year ended December 30, 2007, the value of the 16,549,520 shares issued for ESPP purchases were $12,944 and the employees contributed $12,968 to the ESPP.

22.  Commitments and Contingencies

(a)  Commitments

As of December 31, 2006 and December 30, 2007, unconditional purchase obligations consist of the following:

	December 31,	December 30,
	2006	2007

Capital commitments
Building, mechanical and electrical installation	$4,039	$9,137
Plant and equipment	20,893	55,094

Other commitments
Inventories	$80,049	$49,925

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.

The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $8,029 per annum for 2008 through 2012.

The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense in 2005, 2006 and 2007 was $8,499, $11,084 and $11,277, respectively.

The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2009. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases for in 2005, 2006 and 2007 were $30,514, $21,749 and $1,954, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 30, 2007 were:

Payable in year
2008	$14,240
2009	9,696
2010	9,317
2011	8,870
2012	8,849
Thereafter	36,724

$87,696

(b)  Contingent Liabilities

The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liabilities associated with these claims and litigations when they are probable and reasonably estimable.

In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.

In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers (the “First ITC Investigation”). In addition, in April 2007, Tessera instituted an action in Federal District Court for the Eastern District of Texas against certain of the Company’s co-defendants in the California Litigation and other companies (the “Texas Action”). In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation.

In January 2008, Tessera served on the Company a draft complaint that Tessera proposes to file with the ITC to request an investigation (the “Proposed Second ITC Investigation”) of the Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In February 2008, the district court presiding over the California Litigation held that Tessera may file this draft complaint with the ITC. In the Proposed Second ITC Investigation, Tessera seeks an order to prevent the Company and other named companies from importing certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, into the United States. The Proposed Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation.

The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The United States Patent and Trademark Office has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Proposed Second ITC Investigation. In February 2008, the First ITC Investigation was stayed pending the outcome of the United States Patent and Trademark Office’s reexamination procedures. It is not possible to predict the outcome of the California Litigation or the Proposed Second ITC Investigation, the total costs of resolving the California Litigation and the Proposed Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action, or when the stay in the First ITC Investigation will be lifted. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Proposed Second ITC Investigation.

The Company believes that it has a meritorious defense to these claims and intends to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.

In addition, the Company is subject to various taxes in the different jurisdictions in which it operate. These include taxes on income, property, goods and services, and other taxes. The Company submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.

In connection with the merger of STATS and ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $16,989 based on the exchange rate as of January 31, 2008) was made by the South Korean National Tax Service (the “NTS”), relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to September 2001. The Company does not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed this assessment through the NTS’s Mutual Agreement Procedure (“MAP”). In July 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request in July 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,830 based on the exchange rate as of January 31, 2008) was made against ChipPAC in January 2004 for interest expense from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that the

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

Company is not successful with its appeal, the Company estimates that the maximum amount payable by the Company, including potential interest and local surtax, as of December 30, 2007 to be 33.0 billion South Korean Won (approximately $34,930 based on the exchange rate as of January 31, 2008). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.

23.  Restructuring Charges

In the first quarter of 2005, third quarter of 2006 and second quarter of 2007, certain restructuring plans were executed to realign the Company’s organization structure and efficiency and to reduce operating costs to better align the Company’s expenses with revenues, which resulted in a total reduction in workforce of 88, 556 and 143 employees, respectively, related to the restructuring. Severance and related charges of $830, $1,938 and $990 were incurred and expensed in the first quarter of 2005, third quarter of 2006 and second quarter of 2007, respectively.

24.  Other Non-Operating Income (Expense)

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

Gain (loss) on sale and maturity of marketable securities	$—	$5	$(131)
Loss from repurchase and redemption of senior and convertible notes	(1,653)	(500)	—
Other income (expense), net	577	603	(311)

	$(1,076)	$108	$(442)

25.  Fair Value of Financial Instruments

	December 31, 2006		December 30, 2007
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$171,457	$171,457	$213,461	$213,461
Marketable securities	60,484	60,484	44,526	44,526
Restricted cash	981	981	1,612	1,612
Financial Liabilities:
Short-term borrowings	$592	$592	$50,300	$50,300
Long-term debts, excluding senior and convertible notes	75,544	75,414	92,843	92,805
Senior and convertible notes	683,080	690,217	521,491	540,862

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

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

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

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Year Ended
	December 25,	December 31,	December 30,
	2005	2006	2007

United States
— packaging — array	444,066	648,258	690,297
— packaging — leaded	230,462	265,012	259,732
— test and other services	210,511	269,939	283,735

	885,039	1,183,209	1,233,764

Asia
— packaging — array	129,082	231,946	213,857
— packaging — leaded	17,227	21,861	32,576
— test and other services	98,736	132,720	121,410

	245,045	386,527	367,843

Europe
— packaging — array	7,672	17,585	25,928
— packaging — leaded	6,750	9,610	11,154
— test and other services	12,747	20,002	12,871

	27,169	47,197	49,953

Total
— packaging — array	580,820	897,789	930,082
— packaging — leaded	254,439	296,483	303,462
— test and other services	321,994	422,661	418,016

	$1,157,253	$1,616,933	$1,651,560

Long-lived assets by geographical area were:

	Year Ended
	December 31,	December 30,
	2006	2007

Singapore	$332,784	$280,371
United States	24,310	20,110
Rest of Asia	835,736	976,009

Total	$1,192,830	$1,276,490

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

Net assets by geographical area were:

	Year Ended
	December 31,	December 30,
	2006	2007

Singapore	$411,340	$495,100
United States	96,162	96,369
Rest of Asia	738,648	792,500

Total	$1,246,150	$1,383,969

In 2007, Analog Devices, Inc. (“ADI”) contributed 10.1% of the Company’s net revenues. In 2006, Freescale Semiconductor Inc. (“Freescale”) and Intel Corporation (“Intel”) each contributed 10.7% and 10.1% of the Company’s net revenues, respectively, and in 2005, Intel, ADI and Freescale each contributed 11.6%, 10.4% and 10.1% to the Company’s net revenues, respectively.

27.  Recent Events

In January and February 2008, the Company repurchased $12,400 and $2,450 aggregate principal of its zero coupon convertible notes due 2008 for $14,672 (including accrued interest) and $2,899 (including accrued interest), respectively. The Company financed the repurchase of the $12,400 and $2,450 aggregate principal amount of these convertible notes with cash and cash equivalents.

In January 2008, the Company announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813,000 to the shareholders. The proposed capital reduction is subject to and conditional upon the Company being able to obtain adequate debt financing to fund the cash distribution and the repayment of certain of its outstanding debt (including the redemption or repurchase of the Company’s senior notes that would otherwise restrict its ability to make the cash distribution and to incur the indebtedness required to finance the cash distribution) on terms and conditions acceptable to the Company. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to the Company. The proposed capital reduction is also subject to (1) approval by the SGX-ST and other applicable regulatory authorities, (2) approval by the shareholders at an extraordinary general meeting of shareholders that the Company will be convening on March 17, 2008, (3) approval by the Singapore High Court and (4) the board of directors determining, following the satisfaction of the preceding conditions, that it is in the best interest of the Company, to effect the proposed cash distribution. On February 22, 2008, the Company distributed the notice of the extraordinary general meeting and the circular to the shareholders.

28.  Condensed Consolidating Financial Information

In connection with the merger with ChipPAC in 2004, the Company assumed the $150,000 2.5% Convertible Subordinated Notes due 2008, of which $134,500 principal amount were outstanding as of December 30, 2007, issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.

In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries: (1) STATS ChipPAC, Inc., (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company, and STATS ChipPAC Taiwan Co., Ltd. (the “Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (the “Non-Guarantor Subsidiaries”) did not provide guarantees.

In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by STATS ChipPAC, Inc. and the Guarantor Subsidiaries. The Non-Guarantor Subsidiaries. and STATS ChipPAC Korea Ltd. did not provide guarantees.

The following is the consolidated financial information segregated between STATS ChipPAC Ltd. as the parent company and guarantor of the $134,500 Convertible Subordinated Notes and issuer of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC, Inc. as issuer of the $134,500 Convertible Subordinated Notes and a guarantor of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 25, 2005

	STATS	STATS	STATS		Non-
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$435,630	$40,268	$387,830	$684,290	$163,870	$(554,635)	$1,157,253
Cost of revenues	(363,092)	(384)	(347,964)	(612,676)	(142,909)	499,002	(968,023)

Gross profit	72,538	39,884	39,866	71,614	20,961	(55,633)	189,230

Operating expenses:
Selling, general and administrative	44,488	24,862	9,007	94,754	9,635	(46,995)	135,751
Research and development	10,779	5,556	6,986	10,015	1,452	(8,717)	26,071
Restructuring charges	734	—	—	96	—	—	830

Total operating expenses	56,001	30,418	15,993	104,865	11,087	(55,712)	162,652

Operating income (loss)	16,537	9,466	23,873	(33,251)	9,874	79	26,578

Other income (expense), net:
Interest income	24,292	17	226	2,531	229	(20,881)	6,414
Interest expense	(31,358)	(8,240)	(3,372)	(18,827)	(1,713)	20,881	(42,629)
Foreign currency exchange gain (loss)	(1,125)	(3)	(535)	1,529	665	—	531
Equity gain (loss) from investment in subsidiaries	(32,320)	414	—	—	—	31,906	—
Other non-operating income (expense), net	(1,648)	(91)	(19)	93	589	—	(1,076)

Total other income (expense), net	(42,159)	(7,903)	(3,700)	(14,674)	(230)	31,906	(36,760)

Income (loss) before income taxes	(25,622)	1,563	20,173	(47,925)	9,644	31,985	(10,182)
Income tax benefit (expense)	(689)	(56)	(7,767)	(1,909)	732	—	(9,689)

Income (loss) before minority interest	(26,311)	1,507	12,406	(49,834)	10,376	31,985	(19,871)
Minority interest	—	—	—	—	—	(6,440)	(6,440)

Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 25, 2005

	STATS	STATS	STATS		Non-
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	81,823	2,073	41,982	86,275	42,064	(79)	254,138
Amortization of leasing prepayments	25,790	—	—	—	—	—	25,790
Debt issuance cost amortization	1,848	113	—	—	—	—	1,961
Loss (gain) on sale of property, plant and equipment	445	—	220	(62)	926	—	1,529
Accretion of discount on convertible notes	7,414	—	—	—	—	—	7,414
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange loss (gain)	48	—	—	168	(350)	—	(134)
Share-based compensation expense	703	—	—	—	40	—	743
Deferred income taxes	617	—	7,767	1,574	(607)	—	9,351
Minority interest in income of subsidiary	—	—	—	—	—	6,440	6,440
Equity loss (gain) from investment in subsidiaries	32,320	(414)	—	—	—	(31,906)	—
Others	(5)	134	344	311	(249)	—	535
Changes in operating working capital:
Accounts receivable	(23,950)	—	—	(59,685)	(7,705)	—	(91,340)
Amounts due from affiliates	(109,865)	(4,564)	4,426	(16,358)	(9,893)	132,067	(4,187)
Inventories	(5,449)	—	(8,156)	(49)	(11,139)	—	(24,793)
Other receivables, prepaid expenses and other assets	7,357	315	(1,667)	(153)	(2,336)	—	3,516
Accounts payable, accrued operating expenses and other payables	35,737	89	30,918	12,200	25,555	—	104,499
Amounts due to affiliates	3,124	1,709	39,146	89,352	(1,339)	(132,067)	(75)

Net cash provided by operating activities	33,299	962	127,386	63,739	45,343	—	270,729

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$15,726	$—	$15,726
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(32,017)	—	(32,017)
Cash injection in subsidiary	(25,587)	—	—	(25,500)	—	51,087	—
Acquisition of intangible assets	(787)	(698)	(812)	(837)	(1,719)	—	(4,853)
Purchases of property, plant and equipment	(53,718)	(187)	(94,163)	(78,419)	(61,648)	42,360	(245,775)
Others, net	18,726	10	4,927	9,629	12,207	(42,360)	3,139

Net cash used in investing activities	(61,366)	(875)	(90,048)	(94,340)	(67,451)	51,087	(262,993)

Cash Flows From Financing Activities
Repayment of short-term debts	$(100,464)	$—	$(35,779)	$—	$(7,033)	$—	$(143,276)
Repayment of long-term debts	—	—	(7,101)	—	(30,569)	—	(37,670)
Proceeds from issuance of shares, net of expenses	13,521	—	—	21,479	33,231	(54,710)	13,521
Proceeds from issuance of convertible notes, net of expenses	146,535	—	—	—	—	—	146,535
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	42,657	—	44,964	—	188,085
Increase in restricted cash	—	—	(18)	—	(1,469)	—	(1,487)
Grants received	246	—	—	—	—	—	246
Capital lease payments	(4,955)	—	(6,782)	—	—	—	(11,737)
Contribution by minority interest in subsidiary, net	—	—	—	—	—	3,623	3,623

Net cash provided by (used in) financing activities	(11,916)	—	(7,023)	21,479	39,124	(51,087)	(9,423)

Net increase (decrease) in cash and cash equivalents	(39,983)	87	30,315	(9,122)	17,016	—	(1,687)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(1,102)	—	(1,102)
Cash and cash equivalents at beginning of the year	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the year	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2006

	STATS	STATS	STATS		Non-
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457
Short-term marketable securities	2,619	—	—	—	42,507	—	45,126
Accounts receivable, net	75,655	—	—	153,427	14,697	—	243,779
Amounts due from affiliates	480,580	152,734	14,973	93,602	25,833	(765,216)	2,506
Other receivables	2,249	219	3,092	672	743	—	6,975
Inventories	36,996	—	41,871	6,514	26,233	—	111,614
Prepaid expenses and other current assets	6,805	1,158	6,600	1,473	2,328	—	18,364

Total current assets	673,961	154,288	89,039	311,296	136,453	(765,216)	599,821
Long-term marketable securities	15,358	—	—	—	—	—	15,358
Property, plant and equipment, net	332,786	4,261	285,582	237,688	332,523	(10)	1,192,830
Investment in equity investee	10,292	—	—	—	—	—	10,292
Investment in subsidiaries	830,366	14,706	—	86,433	—	(931,505)	—
Intangible assets	3,630	2,039	1,997	31,716	2,464	—	41,846
Goodwill	—	—	304,557	102,129	104,617	2,209	513,512
Long-term restricted cash	—	—	629	—	352	—	981
Prepaid expenses and other non-current assets	22,256	258	25,956	319	34,851	—	83,640

Total assets	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$38,967	$20	$62,945	$10,537	$55,253	$—	$167,722
Payables related to property, plant and equipment purchases	8,048	—	12,340	8,176	5,713	—	34,277
Accrued operating expenses	44,287	9,347	13,210	9,171	21,612	—	97,627
Income taxes payable	—	187	1,663	3,326	1,634	—	6,810
Short-term borrowings	—	—	48	—	544	—	592
Amounts due to affiliates	18,117	1,252	75,398	633,912	36,582	(765,216)	45
Current obligations under capital leases		—	3,680	—	—	—	3,680
Current installments of long-term debts	36,800	—	5,070	—	19,231	—	61,101

Total current liabilities	146,219	10,806	174,354	665,122	140,569	(765,216)	371,854
Long-term debts, excluding current installments installments	496,280	150,000	9,000	—	42,243	—	697,523
Other non-current liabilities	—	—	68,518	9,694	6,595	—	84,807

Total liabilities	642,499	160,806	251,872	674,816	189,407	(765,216)	1,154,184

Minority interest	—	—	—	—	—	57,946	57,946
Total shareholders’ equity	1,246,150	14,746	455,888	94,765	421,853	(987,252)	1,246,150

Total liabilities and shareholders’ equity	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006

	STATS	STATS	STATS		Non-
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$501,660	$39,870	$573,502	$1,070,609	$289,434	$(858,142)	$1,616,933
Cost of revenues	(400,330)	(75)	(490,533)	(950,922)	(240,838)	791,925	(1,290,773)

Gross profit	101,330	39,795	82,969	119,687	48,596	(66,217)	326,160

Operating expenses:
Selling, general and administrative	57,018	26,970	12,453	86,268	12,030	(55,273)	139,466
Research and development	10,253	5,781	10,408	13,692	1,334	(11,022)	30,446
Restructuring charges	1,938	—	—	—	—	—	1,938

Total operating expenses	69,209	32,751	22,861	99,960	13,364	(66,295)	171,850

Operating income (loss)	32,121	7,044	60,108	19,727	35,232	78	154,310

Other income (expense), net:
Interest income	3,468	27	389	2,776	811	(2,070)	5,401
Interest expense	(35,198)	(7,145)	(3,507)	—	(2,036)	2,070	(45,816)
Foreign currency exchange gain (loss)	89	(1)	(2,874)	2,304	(1,142)	46	(1,578)
Equity gain from investment in equity investee	152	—	—	—	—	—	152
Equity gain from investment in subsidiaries	74,478	2,520	—	12,741	—	(89,739)	—
Dividend income from subsidiary	2,903	—	—	—	—	(2,903)	—
Other non-operating income (expense), net	195	(600)	(2)	219	296	—	108

Total other income (expense), net	46,087	(5,199)	(5,994)	18,040	(2,071)	(92,596)	(41,733)

Income before income taxes	78,208	1,845	54,114	37,767	33,161	(92,518)	112,577
Income tax expense	(1,400)	(1,451)	(19,624)	(1,840)	(1,444)	—	(25,759)

Income before minority interest	76,808	394	34,490	35,927	31,717	(92,518)	86,818
Minority interest	—	—	—	—	—	(10,010)	(10,010)

Net income	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006

		STATS	STATS		Non-
	STATS	ChipPAC,	ChipPAC	Guarantor	Guarantor
	ChipPAC Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	86,748	1,698	53,207	75,173	49,570	(79)	266,317
Amortization of leasing prepayments	7,386	—	—	—	—	—	7,386
Debt issuance cost amortization	2,262	109	—	—	—	—	2,371
Loss (gain) on sale of property, plant and equipment	852	—	(16)	(58)	473	—	1,251
Accretion of discount on convertible notes	6,618	—	—	—	—	—	6,618
Loss on redemption of convertible notes	—	500	—	—	—	—	500
Foreign currency exchange loss (gain)	(220)	—	—	—	1,024	(46)	758
Share-based compensation	4,150	1,762	5,244	1,429	1,103	—	13,688
Deferred income taxes	1,400	1,300	19,515	(2,069)	(293)	—	19,853
Minority interest in income of subsidiary	—	—	—	—	—	10,010	10,010
Equity gain from investment in subsidiaries	(74,479)	(2,520)	—	(12,741)	—	89,740	—
Equity gain from investment in equity investee	(152)	—	—	—	—	—	(152)
Gain on sale of marketable securities	—	—	—	—	(5)	—	(5)
Others	487	1	175	136	210	—	1,009
Changes in operating working capital:
Accounts receivable	15,170	—	—	(23,298)	5,339	—	(2,789)
Amounts due from affiliates	(120,238)	49,490	(6,398)	2,547	(12,221)	91,124	4,304
Inventories	(11,631)	—	(9,984)	(1,893)	(8,760)	—	(32,268)
Other receivables, prepaid expenses and other assets	6,358	220	(451)	(518)	1,746	—	7,355
Accounts payable, accrued operating expenses and other payables	2,973	(1,366)	10,070	1,781	31,316	—	44,774
Amounts due to affiliates	10,052	(630)	(13,953)	90,932	4,706	(91,124)	(17)

Net cash provided by operating activities	14,544	50,958	91,899	167,348	105,925	(2,903)	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$35,391	$—	$35,391
Proceeds from maturity of marketable securities	—	—	—	—	20,841	—	20,841
Purchases of marketable securities	—	—	—	—	(80,866)	—	(80,866)
Cash injection in subsidiaries	(7,517)	—	—	(54,500)	—	62,017	—
Investment in equity investee	(10,154)	—	—	—	—	—	(10,154)
Acquisition of intangible assets	(1,835)	(698)	(1,151)	(2,314)	(421)	—	(6,419)
Purchases of property, plant and equipment	(96,176)	(219)	(94,167)	(71,989)	(157,913)	26,821	(393,643)
Proceeds from sale of assets held for sale	—	—	—	—	4,027	—	4,027
Others, net	12,100	1	6,139	7,198	6,423	(26,821)	5,040

Net cash used in investing activities	(103,582)	(916)	(89,179)	(121,605)	(172,518)	62,017	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(21,496)	$—	$(20,794)	$—	$(42,290)
Repayment of long-term debts	—	—	(690)	—	(26,937)	—	(27,627)
Proceeds from issuance of shares, net of expenses	13,254	—	—	—	62,017	(62,017)	13,254
Repurchase and redemption of senior and convertible notes	—	(50,500)	—	—	—	—	(50,500)
Proceeds from bank borrowings	—	—	16,653	—	43,655	—	60,308
Decrease in restricted cash	—	—	116	—	1,511	—	1,627
Capital lease payments	—	—	(7,091)	—	—	—	(7,091)
Distribution to minority interest in subsidiary	—	—	—	—	(5,445)	2,903	(2,542)

Net cash provided by (used in) financing activities	13,254	(50,500)	(12,508)	—	54,007	(59,114)	(54,861)

Net increase (decrease) in cash and cash equivalents	(75,784)	(458)	(9,788)	45,743	(12,586)	—	(52,873)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(390)	—	(390)
Cash and cash equivalents at beginning of the year	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the year	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 30, 2007

	STATS	STATS	STATS		Non-
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$91,813	$793	$25,224	$65,152	$30,479	$—	$213,461
Short-term marketable securities	—	—	—	—	29,230	—	29,230
Accounts receivable, net	72,827	—	—	183,486	15,047	—	271,360
Amounts due from affiliates	440,518	143,154	38,005	142,288	65,932	(820,605)	9,292
Other receivables	2,527	195	2,716	709	730	—	6,877
Inventories	19,614	—	38,516	11,680	13,502	—	83,312
Prepaid expenses and other current assets	5,276	575	2,589	10,595	3,285	—	22,320

Total current assets	632,575	144,717	107,050	413,910	158,205	(820,605)	$635,852
Long-term marketable securities	15,296	—	—	—	—	—	15,296
Long-term amounts due from affiliates	—	—	—	—	6,852	—	6,852
Property, plant and equipment, net	280,371	3,853	382,420	285,975	323,871	—	1,276,490
Investment in equity investee	10,350	—	—	—	—	—	10,350
Investment in subsidiaries	995,948	14,968	—	111,167	—	(1,122,083)	—
Intangible assets	5,646	2,044	1,586	28,451	3,027	—	40,754
Goodwill	—	—	316,067	125,800	103,882	2,209	547,958
Long-term restricted cash	—	—	629	614	369	—	1,612
Prepaid expenses and other non-current assets	15,055	144	27,061	1,262	18,268	—	61,790

Total assets	$1,955,241	$165,726	$834,813	$967,179	$614,474	$(1,940,479)	$2,596,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$14,024	$269	$76,254	$28,511	$45,242	$—	$164,300
Payables related to property, plant and equipment purchases	13,422	—	35,486	11,350	10,486	—	70,744
Accrued operating expenses	48,028	8,589	12,091	28,965	11,843	—	109,516
Income taxes payable	—	68	7,682	2,650	6,850	—	17,250
Short-term borrowings	50,000	—	—	—	300	—	50,300
Amounts due to affiliates	58,447	6,332	87,560	622,577	47,340	(820,605)	1,651
Current obligations under capital leases	—	—	—	—	—	—	—
Current installments of long-term debts	21,991	134,500	6,000	20,000	7,990	—	190,481

Total current liabilities	205,912	149,758	$225,073	$714,053	$130,051	(820,605)	$604,242
Long-term debts, excluding current installments installments	365,000	—	6,600	26,800	25,453	—	423,853
Other non-current liabilities	360	—	95,377	19,067	10,289	—	125,093

Total liabilities	571,272	149,758	327,050	759,920	165,793	(820,605)	1,153,188

Minority interest	—	—	—	—	—	59,797	59,797
Total shareholders’ equity	1,383,969	15,968	507,763	207,259	448,681	(1,179,671)	1,383,969

Total liabilities and shareholders’ equity	$1,955,241	$165,726	$834,813	$967,179	$614,474	$(1,940,479)	$2,596,954

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 30, 2007

	STATS	STATS	STATS		Non-
	ChipPAC	ChipPAC,	ChipPAC	Guarantor	Guarantor
	Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$432,058	$36,101	$613,248	$1,190,582	$333,329	$(953,758)	$1,651,560
Cost of revenues	330,428	—	526,608	1,077,722	278,235	(882,709)	1,330,284

Gross profit	101,630	36,101	86,640	112,860	55,094	(71,049)	321,276

Operating expenses:
Selling, general and administrative	54,715	25,993	15,336	63,420	9,887	(56,758)	112,593
Research and development	13,931	5,698	10,262	17,507	1,833	(14,313)	34,918
Tender offer expenses	10,119	803	—	—	—	—	10,922
Impairment of assets held for sale	—	—	—	1,725	—	—	1,725
Restructuring charges	990	—	—	—	—	—	990

Total operating expenses	79,755	32,494	25,598	82,652	11,720	(71,071)	161,148

Operating income	21,875	3,607	61,042	30,208	43,374	22	160,128

Other income (expense), net:
Interest income	3,807	5	425	4,081	971	(2,031)	7,258
Interest expense	(33,904)	(3,435)	(3,094)	(752)	(1,296)	2,031	(40,450)
Foreign currency exchange gain (loss)	1,968	(2)	322	181	18	—	2,487
Equity gain from investment in equity investee	102	—	—	—	—	—	102
Equity gain from investment in subsidiaries	99,636	263	—	24,735	—	(124,634)	—
Dividend income from subsidiary	5,486	—	—	—	—	(5,486)	—
Other non-operating income (expense), net	(3,286)	(68)	3,429	(809)	292	—	(442)

Total other income (expense), net	73,809	(3,237)	1,082	27,436	(15)	(130,120)	(31,045)

Income before income taxes	95,684	370	62,124	57,644	43,359	(130,098)	129,083
Income tax expense	2,000	3,630	11,402	3,953	8,596	—	29,581

Income before minority interest	93,684	(3,260)	50,722	53,691	34,763	(130,098)	99,502
Minority interest	—	—	—	—	—	(5,818)	(5,818)

Net income (loss)	$93,684	$(3,260)	$50,722	$53,691	$34,763	$(135,916)	93,684

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In thousands of U.S. Dollars (except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 30, 2007

		STATS	STATS		Non-
	STATS	ChipPAC,	ChipPAC	Guarantor	Guarantor
	ChipPAC Ltd.	Inc.	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	93,684	(3,260)	50,722	53,691	34,763	(135,916)	93,684
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	84,095	1,176	65,509	53,761	49,818	(7)	254,352
Amortization of leasing prepayments	11	—	—	—	—	—	11
Debt issuance cost amortization	2,446	115	—	—	—	—	2,561
Loss (gain) on sale of property, plant and equipment	1,090	—	(1)	(36)	(1,070)	—	(17)
Impairment of assets held for sale	—	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	4,830	—	—	—	—	—	4,830
Foreign currency exchange loss (gain)	(16)	—	—	—	755	(15)	724
Share-based compensation	3,192	868	3,958	663	188	—	8,869
Deferred income taxes	2,000	3,613	(9,079)	(1,123)	914	—	(3,675)
Minority interest in income of subsidiary	—	—	—	—	—	5,818	5,818
Equity gain from investment in subsidiaries	(99,636)	(263)	—	(24,735)	—	124,634	—
Equity gain from investment in equity investee	(102)	—	—	—	—	—	(102)
Others	280	—	(17)	59	1,282	—	1,604
Changes in operating working capital:
Accounts receivable	2,828	—	—	(30,059)	(350)	—	(27,581)
Amounts due from affiliates	55,562	9,580	(23,032)	(48,686)	(46,951)	39,889	(13,638)
Inventories	17,382	—	3,354	(3,868)	12,731	—	29,599
Other receivables, prepaid expenses and other assets	4,091	605	6,597	(2,844)	(1,337)	—	7,112
Accounts payable, accrued operating expenses and other payables	(21,209)	(624)	36,516	42,605	(12,996)	(262)	44,030
Amounts due to affiliates	40,330	(10,420)	12,162	(11,335)	10,758	(39,889)	1,606

Net cash provided by operating activities	190,858	1,390	146,689	29,818	48,505	(5,748)	411,512

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$19,660	$—	$19,660
Proceeds from maturity of marketable securities	2,614	—	—	—	20,985	—	23,599
Purchases of marketable securities	—	—	—	—	(27,450)	—	(27,450)
Cash injection in subsidiaries	(60,214)	—	—	—	—	60,214	—
Acquisition of intangible assets	(2,247)	(577)	(446)	(1,923)	(1,569)	—	(6,762)
Acquisition of business	—	—	—	(100,000)	—	—	(100,000)
Purchases of property, plant and equipment	(43,237)	(197)	(145,307)	(31,122)	(46,525)	34,100	(232,288)
Proceeds from sale of assets held for sale	—	—	—	657	21,172	—	21,829
Others, net	16,049	—	6,983	4,228	9,164	(34,100)	2,324

Net cash used in investing activities	(87,035)	(774)	(138,770)	(128,160)	(4,563)	60,214	(299,088)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(48)	$—	$(6,501)	$—	$(6,549)
Repayment of long-term debts	(114,118)	—	(5,070)	—	(51,330)	—	(170,518)
Proceeds from issuance of shares, net of expenses	19,851	—	—	58,500	1,452	(59,952)	19,851
Repurchase and redemption of senior and convertible notes	(36,800)	—	—	—	—	—	(36,800)
Proceeds from promissory notes	—	—	—	50,000	—	—	50,000
Proceeds from bank borrowings	50,000	—	3,600	—	29,257	—	82,857
Increase in restricted cash	—	—	—	(614)	(17)	—	(631)
Capital lease payments	—	—	(3,680)	—	—	—	(3,680)
Distribution to minority interest in subsidiary	—	—	—	—	(10,466)	5,486	(4,980)

Net cash provided by (used in) financing activities	(81,067)	—	(5,198)	107,886	(37,605)	(54,466)	(70,450)

Net increase in cash and cash equivalents	22,756	616	2,721	9,544	6,337	—	41,974
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	30	—	30
Cash and cash equivalents at beginning of the year	69,057	177	22,503	55,608	24,112	—	171,457

Cash and cash equivalents at end of the year	$91,813	$793	$25,224	$65,152	$30,479	$—	$213,461