Form 20-F
period 2008-12-28
STATS CHIPPAC LTD.
filed 2009-03-09
CIK 1101873

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2008

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
Janet T. Taylor
General Counsel
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Telephone: (65) 6824 7777 Facsimile: (65) 6720 7829
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

None	None
(Title of Class)	(Name of Exchange on which registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Ordinary Shares, no par value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
2,202,218,293 Ordinary Shares of Registrant.
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
Yes ☑          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☐
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

		PAGE
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
ITEM 4.	INFORMATION ON THE COMPANY	24
ITEM 4A.	UNRESOLVED STAFF COMMENTS	47
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	47
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	68
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	80
ITEM 8.	FINANCIAL INFORMATION	82
ITEM 9.	THE OFFER AND LISTING	83
ITEM 10.	ADDITIONAL INFORMATION	84
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	98
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	99
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	99
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	99
ITEM 15.	CONTROLS AND PROCEDURES	99
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	100
ITEM 16B.	CODE OF ETHICS	100
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	101
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	102
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	102
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	102
ITEM 16G.	CORPORATE GOVERNANCE	102
ITEM 17.	FINANCIAL STATEMENTS	102
ITEM 18.	FINANCIAL STATEMENTS	102
ITEM 19.	EXHIBITS	102
SIGNATURES		107
INDEX TO FINANCIAL STATEMENTS		F-1
EX-8.1 List of subsidiaries
EX-12.1 Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-12.2 Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-13.1 Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-13.2 Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-15.1 Consent of PricewaterhouseCoopers LLP, Singapore, independent registered public accounting firm

i

GENERAL INFORMATION
     References to “U.S. dollars,” “$” and “US$” in this annual report mean United States dollars, the legal currency of the United States of America. References to “Singapore dollars” and “S$” mean Singapore dollars, the legal currency of the Republic of Singapore. References to “South Korean Won” and “KRW” mean Korean Republic Won, the legal currency of the Republic of Korea. References to “Chinese Renminbi” and “RMB” mean Chinese Renminbi, the legal currency of People’s Republic of China. References to “Malaysian Ringgit” and “MYR” mean Malaysian Ringgit, the legal currency of Malaysia. References to “Thai Baht” and “THB” mean Thai Baht, the legal currency of Thailand. References to “New Taiwan dollar” and “NT$” mean New Taiwan dollars, the legal currency of Taiwan. References to “Japanese Yen” and “¥” mean Japanese Yen, the legal currency of Japan. The closing rate appearing on Bloomberg L.P. on January 30, 2009 was S$1.51 per $1.00 for Singapore dollars, KRW1,379.60 per $1.00 for South Korean Won, RMB6.85 per $1.00 for Chinese Renminbi, MYR3.61 per $1.00 for Malaysian Ringgit, Thai Baht 34.97 per $1.00 for Thai Baht, NT$33.69 per $1.00 for New Taiwan dollars and ¥89.92 per $1.00 for Japanese Yen. For your convenience, unless otherwise indicated, certain amounts in these currencies have been translated into U.S. dollars based on these exchange rates. Certain amounts (including percentage amounts) have been rounded for convenience; as a result, certain figures may not sum to total amounts or equal quotients.
     No representation is made that the U.S. dollar, Singapore dollar, South Korean Won, Chinese Renminbi, Malaysian Ringgit, Thai Baht, New Taiwan dollar or Japanese Yen amounts shown in this annual report could have been or could be converted at such rate or at any other rate.
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
     Our ordinary shares, no par value, are listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”) under the ticker symbol “STATSChP.” Prior to December 31, 2007, our ordinary shares were also traded in the form of American Depositary Shares (“ADSs”) (each representing ten ordinary shares) in the U.S. on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “STTS.” We voluntarily delisted our ADSs from Nasdaq, effective December 31, 2007, and terminated our American Depositary Receipt (“ADR”) program with effect from April 30, 2008.
     Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2008 ended on March 30, June 29 and September 28, respectively, and our fourth quarter and fiscal year 2008 ended on December 28. Our first three quarters of 2007 ended on April 1, July 1 and September 30, respectively, and our fourth quarter and fiscal year 2007 ended on December 30. Our first three quarters of 2006 ended on March 26, June 25 and September 24, respectively, and our fourth quarter and fiscal year 2006 ended on December 31. Our first three quarters of 2005 ended on March 27, June 26 and September 25, respectively, and our fourth quarter and fiscal year 2005 ended on December 25. Our quarterly periods in the years prior to 2005 ended on March 31, June 30, September 30 and December 31, respectively. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.

FORWARD-LOOKING STATEMENTS
     Certain of the statements in this annual report on Form 20-F are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. These include statements regarding the timing and extent of our restructuring plan and the restructuring charge to be incurred in connection therewith, our intention to terminate the registration of our ordinary shares and reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the continued trading and listing of our ordinary shares on the SGX-ST, our financial condition and results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies and synergies, budget, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans or objectives of management, outcome of litigation, industry growth, the impact of regulatory initiatives, markets for our securities and other statements on underlying assumptions, other than statements of historical fact, including but not limited to those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions.
     Factors that could cause actual results to differ include, but are not limited to, extent of deterioration in general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers (“PCs”); decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; customer credit risks; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described in “Item 3. Key Information — D. Risk Factors.”
     You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated financial data as of December 30, 2007 and December 28, 2008 and for 2006, 2007 and 2008 are derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP (“PwC”), our independent registered public accounting firm, and are included in “Item 18. Financial Statements.” The selected consolidated financial data as of December 31, 2004, December 25, 2005 and December 31, 2006 and for 2004 and 2005 are derived from our audited consolidated financial statements, which are not included in this annual report.

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

	Year Ended
	December 31,	December 25,	December 31,	December 30,	December 28,
	2004	2005	2006	2007	2008
	(In thousands except per share data)
Statement of Operations Data:
Net revenues	$769,121	$1,157,253	$1,616,933	$1,651,560	$1,658,188
Cost of revenues	(643,540)	(968,023)	(1,290,773)	(1,330,284)	(1,383,797)

Gross profit	125,581	189,230	326,160	321,276	274,391

Operating expenses:
Selling, general and administrative	84,501	135,751	139,466	112,593	118,337
Research and development	17,637	26,071	30,446	34,918	37,825
Restructuring charges (1)	—	830	1,938	990	19,790
Equipment impairment (2)	—	—	—	—	21,091
Accelerated share-based compensation	—	—	—	—	1,562
Tender offer expenses	—	—	—	10,922	—
Held for sale asset impairment (3)	—	—	—	1,725	—
Goodwill impairment (4)	453,000	—	—	—	—

Total operating expenses	555,138	162,652	171,850	161,148	198,605

Operating income (loss) (5)	(429,557)	26,578	154,310	160,128	75,786
Other income (expense), net:
Interest expense, net	(24,386)	(36,215)	(40,415)	(33,192)	(30,301)
Foreign currency exchange gain (loss)	(1,122)	531	(1,578)	2,487	5,247
Equity income (loss) from equity investee	—	—	152	102	(1,437)
Other non-operating income (expense), net	(936)	(1,076)	108	(442)	27

Total other expense, net	(26,444)	(36,760)	(41,733)	(31,045)	(26,464)

Income (loss) before income taxes	(456,001)	(10,182)	112,577	129,083	49,322
Income tax expense	(7,894)	(9,689)	(25,759)	(29,581)	(19,172)

Income (loss) before minority interest	(463,895)	(19,871)	86,818	99,502	30,150
Minority interest	(3,828)	(6,440)	(10,010)	(5,818)	(4,448)

Net income (loss)	$(467,723)	$(26,311)	$76,808	$93,684	$25,702

Net income (loss) per ordinary share:
Basic	$(0.33)	$(0.01)	$0.04	$0.05	$0.01
Diluted	$(0.33)	$(0.01)	$0.04	$0.04	$0.01
Net income (loss) per ADS (6):
Basic	$(3.27)	$(0.13)	$0.39	$0.46	n.a.
Diluted	$(3.27)	$(0.13)	$0.37	$0.44	n.a.
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,428,954	1,961,950	1,991,110	2,032,962	2,143,934
Diluted	1,428,954	1,961,950	2,161,545	2,188,687	2,146,249
ADS (in thousands) used in per ADS calculation (6):
Basic	142,895	196,195	199,111	203,296	n.a.
Diluted	142,895	196,195	216,154	218,869	n.a.

	Year Ended
	December 31,	December 25,	December 31,	December 30,	December 28,
	2004	2005	2006	2007	2008
	(In thousands except per share data)
Other Financial Data:
Depreciation and amortization, including amortization of debt issuance cost	$188,683	$256,099	$268,688	$256,913	$286,428
Amortization of leasing prepayments	25,718	25,790	7,386	11	—
Capital expenditures	270,785	277,712	348,495	268,754	239,020
Net cash provided by operating activities	136,617	270,729	427,771	411,512	419,525
Net cash used in investing activities	(264,824)	(262,993)	(425,783)	(299,088)	(283,714)
Net cash provided by (used in) financing activities	$41,128	$(9,423)	$(54,861)	$(70,450)	$(53,465)

	As Of
	December 31,	December 25,	December 31,	December 30,	December 28,
	2004	2005	2006	2007	2008
	(In thousands except per share data)
Balance Sheet Data:
Cash and cash equivalents	$227,509	$224,720	$171,457	$213,461	$295,916
Working capital	124,028	250,369	227,967	31,610	192,588
Total assets	2,271,702	2,393,382	2,458,280	2,596,954	2,447,063
Net assets	1,200,241	1,190,321	1,304,096	1,443,766	1,607,699
Current installments of obligations under capital leases	7,587	7,091	3,680	—	—
Short-term borrowings and current installments of long-term debt	174,281	35,542	61,693	240,781	76,953
Obligation under capital leases, excluding current installments	10,771	3,680	—	—	—
Long-term debt, excluding current installments	642,175	775,425	697,523	423,853	396,500
Shareholders’ equity	1,159,350	1,141,652	1,246,150	1,383,969	1,548,657
Share capital (7)	298,233	303,052	1,847,002	1,891,546	2,035,235
Additional paid-in capital	$1,507,612	$1,517,118	$—	$—	$—
Ordinary shares outstanding (in thousands)	1,944,330	1,976,292	2,002,814	2,047,334	2,202,218

Notes:

(1)	Restructuring charges recorded in connection with our reduction of our workforce of $830,000, $1,938,000, $990,000 and $19,790,000 to align our expenses with revenues in 2005, 2006, 2007 and 2008, respectively. The 2008 restructuring charges includes the reduction of approximately 1,600 employees which we announced in December 2008. This workforce reduction is expected to be completed in the first quarter of 2009.

(2)	In 2008, we recorded equipment impairment charges of $21,091,000 as a result of our ongoing assessment of property, plant and equipment for impairment.

(3)	In 2007, we recorded impairment charges of $1,725,000 on the disposal of the packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”).

(4)	In 2004, we recorded impairment charges of $453,000,000 on our goodwill associated with purchase accounting for the acquisition of ChipPAC.

(5)	Includes share-based compensation expenses of $658,000 and $743,000 in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), in 2004 and 2005, respectively, and $13,688,000, $8,869,000 and $3,570,000 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”), in 2006, 2007 and 2008, respectively.

(6)	We voluntarily delisted our ADSs from Nasdaq effective December 31, 2007.

(7)	Effective January 30, 2006, our Company was subjected to the amendments promulgated under the Companies (Amendment) Act of 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. As a result of the abolition of the ordinary share par value, the balance of additional paid-in capital, amounting to $1,517,175,000 became part of our share capital as of January 30, 2006.
B. Capitalization and Indebtedness
     Not applicable
C. Reasons for the Offer and Use of Proceeds
     Not applicable
D. Risk Factors
     In addition to the other information and risks described elsewhere in this annual report, our business is subject to the following risks:
Risks Relating to Our Company
The current global economic condition has adversely affected the semiconductor markets and the demand for our products and services, and a protracted global economic crisis would have a material adverse effect on us.
     Our customers include a range of organizations in the semiconductor industry whose success is intrinsically linked to the health of the economy generally and of the semiconductor markets specifically. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which we operate is very competitive. The United States and other countries have been experiencing deteriorating economic conditions, including unprecedented financial market disruption. The current downturn in the global economy and the semiconductor markets that accelerated during the second half of 2008 have adversely affected, and we expect will continue to affect, demand for our products and services. Our fourth quarter 2008 revenue decreased 31.9% over prior year which reflected the contraction in demand for our services as our customers responded to the global economic crisis with sharp reduction in new build orders and aggressively reduced their inventories. The protracted decline in the global economy and semiconductor markets may also cause our customers to do the following:
•	cancel or reduce planned expenditures for our products and services;

•	seek to lower their costs by renegotiating their contracts with us;

•	consolidate the number of suppliers they use which may result in our loss of customers; or

•	switch to lower-priced products or services provided by our competitors.
     The current uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. We cannot predict the timing, strength, or duration of the global economic slowdown and downturn in the semiconductor industry or subsequent recovery. There can be no assurance that the continuing or deteriorating trends in global economic conditions will not further adversely impact our results of operations, cash flow, financial position and/or prospects.
Downturns in the semiconductor industry have adversely affected our operating results and may continue to adversely affect our operating results.
     Our results of operations have been and will be significantly affected by conditions in the semiconductor industry. Downturns in the semiconductor industry is characterized by:
•	decreases in product demand;

•	excess capacity;

•	excess inventories;

•	increased competition from competitors; and

•	accelerated erosion in average selling prices.
     In late 2004 to early 2005 and in late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. In 2008, the semiconductor industry again experienced excess inventory issues due to the weakening global macroeconomic conditions and weakening in the semiconductor markets that accelerated in the second half of 2008. A recent forecast published by a recognized industry research analyst projects a contraction in the semiconductor industry of approximately 24% in 2009. We expect the outsourced semiconductor assembly and test industry to decline at a faster rate than the semiconductor industry as a whole. There is no assurance that there will not be a further decline in the industry in 2009 and beyond which will result in a material adverse effect on our business, financial condition and results of operations.
A continuing decrease in demand for communications equipment, consumer and multi-applications, or PCs may adversely affect our business.
     Substantially all of our net revenues are derived from customers who use our test or packaging services for semiconductors used in communications equipment, consumer and multi-applications, or PCs. The significant decrease in the demand for communications equipment, consumer and multi-applications, or PCs that we experienced in the fourth quarter 2008 has had, and will continue to have a negative impact on our business, financial condition and results of operations. In addition, the declining average selling prices of communications equipment, consumer and multi-applications, or PCs place significant pressure on the prices of the components that are used in these products. If the average selling prices of communications equipment, consumer and multi-applications, or PCs continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.
Decisions by our IDM customers to curtail outsourcing may adversely affect our business.
     Historically, we have been dependent on the trend in outsourcing of packaging and test services by integrated device manufacturers (“IDMs”). Our IDM customers continually evaluate the outsourced services against their own in-house packaging and test services. As a result, at any time, IDMs may decide to shift some or all of their outsourced packaging and test services to internally sourced capacity. Any such shift or a slowdown in this trend of outsourcing packaging and test services is likely to adversely affect our business, financial condition and results of operations.
     In a downturn in the semiconductor industry, IDMs would typically respond by shifting some outsourced packaging and test services to internally serviced capacity on a short-term basis. This would have a material adverse effect on our business, financial condition and results of operations, especially if the current industry downturn persists for a prolonged period.
We may not be able to compete successfully in our industry.
     The independent semiconductor assembly and test service (“SATS”) industry is very competitive and diverse, and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry comprises both large multi-national companies and small niche market competitors. We face intense competition from a number of competitors including, among others, Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc. and Siliconware Precision Industries Co., Ltd. Their facilities are also primarily located in the Asia Pacific region.
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
     We are dependent on a small group of customers for substantially all of our net revenues. In 2008, our ten largest customers accounted for 66.5% of our net revenues. Our largest customer, Qualcomm Inc. (“Qualcomm”), contributed in excess of 10% of our net revenues.
     Although no single customer is expected to account for more than 15% of our Company’s net revenues, we anticipate that our ten largest customers will continue to account for a significant portion of our net revenues for the foreseeable future. Our ability to retain and grow our business with these and other customers, and to add new customers, is important to our ongoing success. However, we believe our ability to grow our business with these and other customers is limited because our customers typically allocate their requirements to more than one supplier to limit their dependence on any one supplier. Furthermore, the loss of one or more of our ten largest customers due to the termination of product lines, shifting of business to their other suppliers or otherwise, financial difficulties or reduced and delayed demand from any of our ten largest customers, could have a material adverse effect on our business, financial condition and results of operations. In 2007, two of our 2006 top ten customers significantly decreased their business with us primarily due to a decline in demand from their end customers and shifting of business to their other suppliers, as a result of which one of them ceased to be among our top ten customers in 2007.
     In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months at a significant cost to the customer. As a result, customers are reluctant to qualify new packaging and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with whom we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net revenues. Furthermore, we believe that once a semiconductor company has selected a particular packaging and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s packaging and test services. See “Item 4. Information on the Company — B. Business Overview — Customers.”
We may not be able to develop or access leading technology which may affect our ability to compete effectively.
     The semiconductor packaging and test markets are characterized by rapid technological change and increasing complexity. We must be able to offer our customers packaging and test services based upon the most advanced technology. This requirement could result in significant research and development expenditures and capital expenditures in the future. We periodically review our equipment for obsolescence and impairment. If we determine that, due to technological advances, changes in market direction, reduced demand in certain end markets or otherwise, the anticipated future usage of any of our equipment has been diminished, we will write down the carrying book values of such equipment. For example, we recognized an equipment impairment charge of $21.1 million in 2008 as a result of our Company’s ongoing assessment of property, plant and equipment for impairment. We cannot assure you that we would not have to further write down the carrying book values of our equipment in the future.
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
We may not be able to adequately assess and monitor credit risks of our customers which may result in longer collection cycles and bad debt expense.
     Many of our customers are adversely affected by the current global economic downturn. Our exposure to credit risks may increase if the global economic downturn affect the liquidity and solvency of our customers, and this would have a material adverse effect on our financial condition and results of operations if the credit risks of our customers are not adequately assessed and monitored.
The application of push-down accounting or any other change in accounting standards could affect our results of operations.
     As of January 31, 2009, Temasek, through its wholly-owned subsidiary, Singapore Technologies Semiconductor Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of our outstanding ordinary shares. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). In the event that Temasek or its affiliates increase their ownership in our ordinary shares to 95% or above, resulting in our Company becoming substantially wholly-owned by Temasek, the U.S. Securities and Exchange Commission (“SEC”) will require us to apply push-down accounting in accordance with SEC Staff Accounting Bulletin No. 54, “Application of “Push-down” Basis of Accounting in the Separate Financial Statements of Subsidiaries Acquired in Purchase Transactions,” as interpreted by Emerging Issues Task Force Topic No. D-97, Push-down Accounting.
     Push-down accounting requires the establishment of a new basis for assets and liabilities based on the purchase price of the parent. Accordingly, we may be required to reflect Temasek’s investment basis or purchase price with respect to a proportionate amount of our underlying assets acquired and liabilities assumed (including any identifiable intangible assets and goodwill on acquisition) based on the respective estimates of the fair value of our assets and liabilities as at the date of acquisition. Push-down accounting could also result in changes to our income statement. Our financial condition and results of operations may differ based on the application of push-down accounting, which could also affect our ability to maintain the covenants required by our debt instruments. A breach of any of the covenants contained in our debt instruments could result in an event of default. Such default could allow our debt holders to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and/or to declare all borrowings outstanding thereunder to be due and payable. If our debt is accelerated, our assets may not be sufficient to repay such debt in full. At maturity, the entire outstanding principal amount of the notes together with accrued and unpaid interest, will become due and payable.
     In addition, we may change our accounting standards from U.S. GAAP to International Financial Reporting Standards or Singapore Financial Reporting Standards after we terminate our U.S. public reporting obligations under the Exchange Act. We have not quantified the impact of any such change in accounting standards on the presentation of our accounts or the financial ratios or covenants governing the notes and our financial condition and results of operations.
Our profitability will be affected by average selling prices of packaging and test services that have experienced pricing pressures and have a tendency to decline.
     Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue and intensify during the current downturn in the semiconductor industry. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged and tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.
We may be subject to intellectual property rights disputes which could materially and adversely affect our business.
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
     In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in the United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company. In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation. The target date currently set by the ITC for conclusion of the First ITC is April 2009. Further, in May 2008, in response to a new complaint filed by Tessera with the ITC, the ITC instituted an investigation (the “Second ITC Investigation”) of our Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In the Second ITC Investigation, Tessera seeks an order to prevent our Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. We responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is February 2010. The U.S. Patent and Trademark Office (the “PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contingencies.”
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
We may not be able to successfully implement our strategy if we do not control our operating expenses.
     The successful implementation of our strategy depends, to a substantial degree, on our ability to increase our revenue while at the same time, reducing or controlling our operating expenses. We are currently in the process of implementing a restructuring plan to reduce our global workforce by approximately 1,600 employees, or 12% of our global workforce. This workforce reduction is expected to be completed in the first quarter of 2009. Other cost reduction initiatives include productivity improvements, material cost reduction, reduction in capital expenditures and reduction in labor cost through other measures.
     We cannot assure you that our efforts will produce the expected cost savings and other benefits. In addition, the cost reduction efforts may adversely affect the effectiveness of our financial and operational controls and may result in disruptions to our operations.
We have experienced substantial losses in the past and may do so in the future.
     Although in 2008, we achieved an operating income of $75.8 million and net income of $25.7 million, primarily as a result of the recent downturn in the semiconductor industry and our restructuring activities, we incurred an operating loss of $13.4 million and net loss of $22.1 million in the fourth quarter of 2008. If the current downturn in the semiconductor industry continues or deteriorates further, we may incur additional losses in the future.
Our substantial indebtedness could adversely affect our financial health.
     We have a substantial amount of indebtedness. As of December 28, 2008, we had total indebtedness of $473.5 million, consisting of $365.0 million of unsecured senior notes, $10.5 million of secured debt and $98.0 million of unsecured debt. In addition, we are permitted to incur additional debt under the terms of our existing debt. We may incur additional debt for general working capital. Any additional indebtedness that we may incur may be on terms more stringent than those governing our current indebtedness.
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
     In addition, holders of our various senior notes may, in certain circumstances, including a change in control of our Company, in each case as defined in the respective indenture relating to such senior notes, require us to redeem all or a portion of the holders’ senior notes. We may be required to refinance our debt in order to make such payments. If such an event were to occur, we cannot assure you that we will have sufficient funds or would be able to arrange financing on terms that are acceptable to us or at all or to obtain waivers of prohibitions from lenders under our other financing arrangements to make the required purchase or redemption. If we do not have sufficient funds or are unable to obtain adequate financing or waivers to repurchase or redeem such senior notes, we will be in default under the terms of those senior notes.

To service our indebtedness and other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.
     Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, under the current extreme market conditions, there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If the current market conditions persist or further deteriorate, we will experience prolonged or further decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain additional financing.
     Our ability to obtain external indebtedness could be impacted by our debt ratings. Any increase in our level of debt, change in status of debt from unsecured to secured debt, or deterioration in our operating results and our industry may cause a reduction in our current debt rating. Any downgrade in our current debt rating could impair our ability to obtain additional financing on acceptable terms. Furthermore, the credit markets have recently experienced adverse conditions. Continuing volatility in the capital markets may increase costs associated with issuing debt instruments due to increased spreads over relevant interest rate benchmarks or affect our ability to access those markets.
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
     As of December 28, 2008, we had goodwill and other intangible assets of approximately $551.1 million and $44.8 million, respectively. Under U.S. GAAP, we are required to review our goodwill and intangible assets for impairment whenever circumstances indicate the carrying value may not be recoverable. In addition, goodwill and other intangible assets with indefinite lives are required to be tested for impairment at least annually. Various uncertainties, including deterioration in the global economic condition and downturn in the semiconductor industry, could impact expected cash flows to be generated by the goodwill or other intangible assets, and may result in impairment of these assets in the future. We performed an impairment review and recorded an impairment charge of $453.0 million to our earnings in 2004. Although our impairment review of goodwill in 2006, 2007 and 2008 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Notwithstanding that any such impairment would be a non-cash expense, such charges will likely have a significant adverse impact on our results of operations.
We expect to incur significant capital expenditures in the future and therefore may require additional financing in the future, which may not be available on terms favorable to us, if at all.
     Our capital expenditures are largely driven by the demand for our services. Our capital expenditures were $348.5 million in 2006, $268.8 million in 2007 and $239.0 million in 2008. We are unable to meaningfully estimate our capital expenditures in 2009 due to a lack of visibility in demand for our services in the current extreme market conditions. To grow our business, we will need to increase our assembly and test capacity, to replace existing equipment from time to time and to expand our facilities. This will require substantial capital expenditures for additional equipment. These expenditures will likely be made in advance of generating sales revenue. We cannot assure you that our net revenues will be maintained or will increase after these expenditures are incurred. Failure to generate revenue after these expenditures could have a material adverse effect on our business, financial condition and results of operations.
     We may need to obtain additional debt or equity financing to fund our capital expenditures. However, if current market conditions persist, or deteriorate further, we cannot assure you that we will be able to obtain additional financing on terms that are acceptable to us or at all. An inability to pursue additional expansion opportunities will have a material adverse effect on our ability to achieve our desired level of revenue growth in future periods.

     Additional debt financing, if available, may:
•	limit our Company or our subsidiaries’ ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our growth plan;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.
     If we expend significant amounts of cash or incur additional debt, our liquidity may decline and we may be more vulnerable to the current global economic downturn.
We could suffer adverse tax and other financial consequences if taxing authorities do not agree with our interpretation of applicable tax laws.
     ChipPAC is our wholly-owned subsidiary. ChipPAC’s corporate structure and operations are based, in part, on interpretations of various tax laws, including withholding tax, and other relevant laws of applicable taxing jurisdictions. We cannot assure you that the taxing authorities will agree with our interpretations or that they will reach the same conclusions. For example, the South Korean National Tax Service (the “NTS”) has informed ChipPAC that it has made two assessments of approximately KRW18.7 billion (approximately $13.6 million based on the exchange rate as of January 30, 2009) in the aggregate against ChipPAC relating to withholding tax not collected on the interest income from a loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to May 2002. We do not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed these assessments through the NTS’s Mutual Agreement Procedure (“MAP”). The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that we are not successful with our appeal, we estimate that the maximum amount payable by us, including potential interest and local surtax, as of December 28, 2008 is KRW35.2 billion (approximately $25.5 million based on the exchange rate as of January 30, 2009). However, our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or the anticipated benefits of ChipPAC’s corporate structure could be materially impaired. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contingencies.”
We may be classified as a passive foreign investment company which could result in adverse U.S. federal income tax consequences to U.S. Holders.
     Based on the price of our ordinary shares and the composition of our income and assets, we believe that we were not a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for our taxable year ended December 28, 2008. However, our PFIC status is a factual determination made after the close of each taxable year and thus there can be no assurance that we will not become a PFIC in our current taxable year or any future taxable year as a result of changes in our assets, income or business operations or fluctuations in the value of our ordinary shares. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ordinary shares, which is likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) held an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we are a PFIC, U.S. Holders will become subject to increased tax liabilities under U.S. tax laws and regulations with respect to any gain recognized or the sale of our ordinary shares and certain distributions, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our intellectual property is important to our ability to succeed in our business but may be difficult to obtain and protect.
     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2009, our Company and our various subsidiaries held a total of approximately 1,180 issued patents and pending patent applications. Of these, we have approximately 219 patents granted or allowed by the PTO and approximately 93 patents registered or allowed in Singapore, South Korea and other countries.
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
     Our operating results have fluctuated and may continue to fluctuate substantially from quarter to quarter due to a wide variety of factors, including:
•	general economic conditions in the semiconductor industry and the markets addressed by end-users of semiconductors;

•	a shift by IDMs between internal and outsourced test and packaging services;

•	the seasonality of the semiconductor industry;

•	the short-term nature of our customers’ commitments;

•	the rescheduling or cancellation of large orders;

•	the timing and volume of orders relative to our capacity;

•	changes in capacity utilization;

•	the erosion of the selling prices of packages;

•	changes in our product mix;

•	the rescheduling, cancellation and timing of expenditures in anticipation of future orders;

•	disruptions caused by the installation of new equipment;

•	the ability to obtain adequate equipment and materials on a timely and cost-effective basis;

•	any exposure to currency and interest rate fluctuations that may not be adequately covered under our hedging policy;

•	weakness in the supply of wafers and substrates;

•	loss of key personnel or the shortage of available skilled workers;

•	goodwill and equipment impairments;

•	restructuring charges; and

•	changes in effective tax rates.
     As a result of all of these factors, we believe that using historical results to predict our future performance may not be meaningful. In addition, unfavorable changes in any of the above factors may adversely affect our business, financial condition and results of operations.
If we are unable to maintain or increase our capacity utilization, our gross margin will be adversely affected.
     As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, high capacity utilization allows us to maintain higher gross margins because it enables us to allocate fixed costs over a greater number of units tested and packaged. Insufficient utilization of installed capacity can have a material adverse effect on our gross margin. Although our capacity utilization increased from 2005 to 2006 and maintained at the same level in 2007 as in 2006, our capacity utilization rates declined in 2008 primarily as a result of the decrease in demand for our packaging and test services resulting from the recent downturn in the semiconductor industry. A recent forecast published by a recognized industry research analyst projects a contraction in the semiconductor industry of approximately 24% in 2009. We expect the outsourced semiconductor assembly and test industry to decline at a faster rate than the semiconductor industry as a whole. We expect our capacity utilization to continue to decline in 2009 given such outlook. There can be no assurance that our capacity utilization will not continue to decline further and adversely affect our gross margin.
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
     We cannot assure you that our capacity utilization will not be materially and adversely affected by further declines in the semiconductor industry, declines in industries that purchase semiconductors or other factors. Any inability on our part to maintain or increase our capacity utilization could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to obtain packaging and testing equipment in a timely manner or on reasonably favorable terms and prices, we may be unable to meet customer demand and our revenue may decline.
     The semiconductor assembly and test business is capital intensive and requires investment in expensive capital equipment manufactured by a limited number of suppliers which are located principally in the United States, Singapore, Europe, South Korea and Japan. The market for capital equipment used in semiconductor assembly and testing is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of such capital equipment from a limited number of suppliers. If we are unable to obtain certain equipment, such as testers and wire bonders, in a timely manner, we may be unable to fulfill our customers’ orders which would negatively impact our business, financial condition and results of operations.
     Generally, we have no binding supply agreements with any of our suppliers and we acquire our equipment on a purchase order basis which exposes us to substantial risks. For example, increased levels of demand for the type of capital equipment required in our business may cause an increase in the price of such equipment and may lengthen delivery cycles, which could have a material adverse effect on our business, financial condition and results of operations. In addition, adverse fluctuations in foreign currency exchange rates, particularly the Japanese Yen, could result in increased prices for certain equipment purchased by us, which could have a material adverse effect on our business, financial condition and results of operations.
We have entered into a number of financing arrangements that impose limitations on our actions which may limit our ability to maintain and grow our business.
     The terms of our senior notes contain restrictions applicable to us that limit our ability to, among other things:
•	incur additional debt and issue certain preferred stock;

•	declare or pay dividends, repurchase stock and make other distributions;

•	prepay subordinated debt, make investments and other restricted payments;

•	create or incur liens or encumbrances;

•	create restrictions on the ability of our subsidiaries to pay dividends or make other payments;

•	enter into transactions with affiliates;

•	sell assets, consolidate or merge with or into other companies or reorganize our Company;

•	enter into sale and leaseback transactions; and

•	designate any of our subsidiaries as unrestricted subsidiaries (as such term is defined in the indenture governing the respective notes).
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
     We invest significant resources in our research and development. Research and development costs for new packages and test services continue to increase. We may incur substantially higher research and development costs as products have become more complicated and have a shorter lifespan. However, research and development may not yield commercially viable packages or test services. The process to prove out and qualify new packages and test services is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages or test services, a significant amount of time will have elapsed between our investment in new packages or test services and the receipt of any related revenues. In addition, from time to time, our customers may request, and have requested, research and development services relating to the development of packages and/or services. These customers may not, and generally do not, reimburse us for our research and development expenses if the developed package or service does not achieve expected levels of demand or utilization.
We do not have any significant backlog because our customers do not place purchase orders far in advance, which makes us vulnerable to sudden changes in customer demand.
     Our customers generally do not place purchase orders far in advance, and our contracts with major customers do not generally require minimum purchases of our products or services. In addition, our customers’ purchase orders vary significantly from period to period because demand for their products is often volatile and unpredictable. Further, during the current global economic downturn, they may be unable to accurately forecast demand. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net operating revenues in future periods and causes our operating results to fluctuate from period to period. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for any revenue shortfalls. We expect that in the future our net operating revenues in any period will continue to be substantially dependent upon purchase orders received in the relevant period. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. We also cannot assure you that our customers’ orders will be consistent with our expectations when we made or will make the necessary investments in raw materials, labor and equipment.
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
     We are subject to a variety of environmental laws and regulations in the countries in which we have operations, including laws and regulations relating to the use, storage, discharge and disposal of hazardous materials and the chemical by-products of, and waste water discharges from, our packaging and testing processes. Furthermore, our activities are also subject to new regulatory requirements on the environmental impacts of products such as the European Union’s Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment. As a result of these laws and regulations, we expect that our customers will increasingly demand products that do not contain these restricted substances, such as lead as an alloy in soldering material. Such requirements may adversely affect our manufacturing costs by requiring us to acquire costly equipment or materials or to redesign some of our processes, thereby resulting in further cost increases from research and development and quality controls. In addition, failure to meet these demands could materially and adversely affect our product sales. We may also be subject to liability under such laws and regulations for the investigation or cleanup of contamination caused by, or other damages associated with, the release of hazardous materials in connection with current or historical operations at our facilities or off-site locations. While we believe that we are currently in material compliance with such laws and regulations, failure to comply with such laws and regulations in the future could subject us to liabilities that may have an adverse effect on our business, financial condition and results of operations. While we believe that we do not face material liabilities associated with contamination conditions and that in some cases we have contractual indemnification agreements with predecessors relating to such conditions, should these predecessors become unable or unwilling to address these conditions, or should other yet unknown conditions be identified in the future that are not subject to such indemnification agreements, we could face environmental liabilities that may have an adverse effect on our business, financial condition and results of operations.
Significant fluctuations in exchange rates may affect our business, financial condition and results of operations.
     Our financial statements are prepared in U.S. dollars. Our net revenues are generally denominated in U.S. dollars and operating expenses are generally incurred in U.S. dollars, Singapore dollars, South Korean Won, Chinese Renminbi, Malaysian Ringgit, Thai Baht, New Taiwan dollars and Japanese Yen. Our capital expenditures are generally denominated in U.S. dollars, Singapore dollars,

South Korean Won, Japanese Yen and other currencies. As a result, we are affected by significant fluctuations in foreign currency exchange rates among the U.S. dollar, the Singapore dollar, and other currencies, including the South Korean Won, the Chinese Renminbi, the Malaysian Ringgit, the Thai Baht, the New Taiwan dollar and the Japanese Yen.
     Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may not offset a portion of the adverse financial impact resulting from currency variations. Gains and losses associated with hedging activities may have an adverse effect on our results of operations.
Our ability to make further investments in our subsidiaries may be dependent on regulatory approvals.
     Our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries including, but not limited to, STATS ChipPAC Taiwan Semiconductor Corporation and our China subsidiaries, may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional investment by foreign entities in local corporations. We may not be able to obtain any such approval in the future in a timely manner or at all. Any delay or inability to provide capital to our subsidiaries may adversely affect our business.
Temasek controls our Company and its interests may conflict with the interests of our other shareholders.
     As of January 31, 2009, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.8% of our outstanding ordinary shares. As a result, Temasek is able to exercise control over matters requiring the approval of our shareholders.
     Matters that typically require the approval of our shareholders include, among other things:
•	the election of directors;

•	the merger or consolidation of our Company with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.
     Specifically, Temasek and STSPL have disclosed in their Amendment No. 17 to the Schedule 13D filed with the SEC on October 16, 2007 that they may seek to cause our Company to voluntarily delist our ordinary shares from the SGX-ST and to deregister under the Exchange Act if it becomes eligible to do so. In addition, Temasek and STSPL have disclosed in their Schedule 13D that they and their affiliates may from time to time hold discussions with our management or directors or other parties regarding any or all of the following, and STSPL and Temasek have specifically reserved the right to change their intention with respect to any or all of such matters:
•	the acquisition by any person of additional securities of our Company, or the disposition of securities of our Company;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving our Company or any of our subsidiaries;

•	a sale or transfer of a material amount of assets of our Company or any of our subsidiaries;

•	any change in our present Board of Directors or management of our Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on our Board of Directors;

•	any material change in the present capitalization or dividend policy of our Company;

•	any other material change in our Company’s business or corporate structure;

•	changes in our Company’s charter or bylaws or other actions which may impede the acquisition of control of our Company by any person;

•	causing a class of securities of our Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	causing a class of equity securities of our Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	any action similar to any of those enumerated above.
     The actions of Temasek and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control which may be against the interests of holders of our ordinary shares, or reduce the liquidity of our ordinary shares and adversely affect their trading prices.
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
     From time to time, we may make acquisitions of, or investments in, other companies or businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. In October 2007, we completed the acquisition of an assembly and test operation in Pathumthani, Thailand, with LSI Corporation (“LSI”). In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly owned subsidiary, Wuxi CR Micro-Assembly Technology Ltd. (“ANST”), in connection with which we acquired a 25% shareholding in Micro Assembly Technologies Limited (“MAT”), with CR Logic owning a 75% interest. ANST, an assembly and test company based in Wuxi, China, is a wholly-owned subsidiary of MAT. In November 2005, we invested in a new facility in Song Jiang, China to provide 200mm gold bumping services. In April 2008, we completed the conversion of the equipment relating to the 200mm gold bumping services, where applicable, to 200mm wafer electroplated solder bumping services. In October 2005, we invested in a new facility in Taiwan to provide 300mm wafer electroplated solder bumping services as part of our strategy to provide turnkey services for advanced flip-chip packaging applications.
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
     If we are unsuccessful in our acquisitions and investments or face difficulties in integrating our acquisitions and investments, or if our acquisitions and investments were to subject us to contingent or unknown liabilities, our financial condition may be materially and adversely affected, and we may be unable to realize the anticipated results or synergies from these acquisitions or investments.
If we encounter future labor problems, we may fail to deliver our products in a timely manner which could adversely affect our revenues and profitability.
     The employees at our Icheon, South Korea, facility are represented by the STATS ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is renewed every other year. The wage agreement was renewed in 2008 and is effective through March 31, 2009. The collective bargaining agreement was renewed in 2007 and is effective through April 30, 2009. As of December 28, 2008, approximately 77.3% of our South Korean employees were represented by the STATS ChipPAC Korea Labor Union. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages.
New laws and regulations, currency policy and political instability in countries in which we operate, particularly in South Korea, China, Malaysia, Taiwan and Thailand could make it more difficult for us to operate successfully.
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

Risks Relating to Our Ordinary Shares
     We voluntarily delisted our ADSs from Nasdaq, effective December 31, 2007, and terminated our ADR program with effect from April 30, 2008. Since December 31, 2007 until April 30, 2008 upon the termination of our ADR program, our ADSs traded on the Pink over-the-counter (“OTC”) Markets under the symbol “SCIPF.PK.” The Pink OTC Markets is not a listing service or exchange, but is instead a dealer quotation service for our subscribing members.
The trading price of our ordinary shares has been and may continue to be volatile.
     The trading price of our ordinary shares has been and may continue to be subject to large fluctuations. Our ordinary share price may increase or decrease in response to a number of events and factors, including:
•	quarterly variations in operating results;

•	changes in financial estimates and recommendations by securities analysts;

•	the operating and stock price performance of other companies in our industry;

•	developments affecting us, our customers or our competitors;

•	changes in government regulation;

•	changes in general economic conditions;

•	changes in accounting principles;

•	the timing of the termination of the registration of our ordinary shares and reporting obligations under the Exchange Act; and

•	other events or factors described in this annual report.
     The stock market has recently experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.
We intend to seek to terminate the registration of our ordinary shares and our reporting obligations under the Exchange Act if and when we become eligible to do so.
     We currently file reports with the SEC electronically and our reports can be found on the SEC’s website. We are obligated under our senior notes to continue filing with the SEC on a voluntary basis if we cease to be subject to the reporting obligations under the Exchange Act. If and when we are able to cease filing reports with the SEC pursuant to our U.S. public reporting obligations or our senior notes, investors may find it more difficult to obtain current information about our Company. We will, however, be obligated to file reports under Singapore’s applicable reporting requirements when we are no longer subject to the U.S. public reporting obligations, but Singapore’s applicable reporting requirements may not require the same level of disclosure as the U.S. public reporting requirements.
Our Company’s efforts to meet applicable conditions for deregistration under the Exchange Act may result in a diversion of management’s time and other resources.
     Under U.S. federal securities laws, our Company will be able to terminate the registration of our ordinary shares under the Exchange Act and our U.S. public reporting obligations if the average daily trading volume (“ADTV”) of our ordinary shares during a recent 12-month period in the U.S. is no greater than 5% of the ADTV of such shares on a worldwide basis, or if there are less than 300 holders of our ordinary shares in the U.S. or worldwide, subject to meeting other applicable conditions. Such conditions include our maintaining the listing of our ordinary shares on the SGX-ST for at least 12 months prior to such termination. The SGX-ST may suspend and/or delist our ordinary shares on the SGX-ST if STSPL, other substantial shareholders (i.e., shareholders who have an interest in 5% or more of our outstanding ordinary shares) and our directors and chief executive officer, together with their respective associates (as defined in the listing manual of the SGX-ST), own in the aggregate more than 90% of our outstanding ordinary shares. See “— The SGX-ST may suspend and/or delist our ordinary shares on the SGX-ST. Furthermore, we may voluntarily delist our ordinary shares from the SGX-ST.” If we are delisted from the SGX-ST, we will not be able to rely on the deregistration rules for foreign private issuers described above and it will consequently be more difficult for us to deregister and may result in a diversion of management’s time and other resources. If our Company’s U.S. ADTV or number of holders of our ordinary shares does not fall below the applicable thresholds, if our ordinary shares are delisted from the SGX-ST or if our Company is unable to meet other applicable conditions for deregistration, our Company will have to continue to incur the significant costs and administrative burdens associated with maintaining compliance with our U.S. public reporting obligations which may have an adverse impact on our Company’s results of operations.
     In addition, our Company’s efforts to meet applicable conditions for deregistration may result in a diversion of management’s time and other resources.
The SGX-ST may suspend and/or delist our ordinary shares on the SGX-ST. Furthermore, we may voluntarily delist our ordinary shares from the SGX-ST.
     The SGX-ST may suspend and/or delist the listing of our ordinary shares on the SGX-ST if STSPL, other substantial shareholders (i.e., shareholders who have an interest in 5% or more of our outstanding ordinary shares) and our directors and chief executive officer, together with their respective associates (as defined in the listing manual of the SGX-ST), own in the aggregate more than 90% of our issued ordinary shares. As of January 31, 2009, STSPL owned approximately 83.8% of our outstanding ordinary shares. In addition we received notice from Marathon Asset Management LLP (“Marathon”) in May 2007 that it had voting control over 102,305,000 ordinary shares which represented 5.0% of our outstanding ordinary shares at that time, and non-voting control over an additional 37,549,000 ordinary shares which represented 1.8% of our outstanding ordinary shares at that time. Further purchases of ordinary shares by STSPL, other substantial shareholders, our directors, or their respective associates may result in the suspension and/or delisting of the listing of our ordinary shares on the SGX-ST.
     Furthermore, Temasek and STSPL may seek to cause us to voluntarily delist from the SGX-ST, and have also discussed with us the possibility of our Company voluntarily delisting from the SGX-ST. However, as any delisting from the SGX-ST is subject to certain conditions being satisfied, such as obtaining shareholders’ approval as discussed below and making an offer to all holders of outstanding ordinary shares of a reasonable exit alternative (which would normally be in cash), there is no certainty as to whether STSPL and Temasek will proceed to seek a delisting from the SGX-ST. Furthermore, any voluntary delisting from the SGX-ST is subject to the decision of our Board of Directors.
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
     Delisting from the SGX-ST would mean that shareholders who continue to hold our ordinary shares after such delisting would hold shares in an unlisted company, and it is likely to be difficult for such shareholders to sell their ordinary shares in the absence of a public market for the ordinary shares. Furthermore, after delisting, we would no longer be obliged to comply with the listing manual of the SGX-ST, in particular the corporate disclosure requirements applicable to Singapore listed companies which would substantially reduce the information required to be furnished by us to our shareholders and to the SGX-ST.
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
The Singapore securities market is relatively small and more volatile than markets in the United States and may cause the market price of our ordinary shares to fluctuate.
     The SGX-ST is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of January 31, 2009, there were 635 companies listed on the Main Board of the SGX-ST and the aggregate market capitalization of listed equity securities of these companies was approximately S$382.2 billion. The relatively small market capitalization of, and trading volume on, the SGX-ST may cause the market price of securities of Singapore companies, including our ordinary shares, to fluctuate.
Our concentrated ownership reduces the trading liquidity of our ordinary shares and there can be no assurance that a more liquid trading market will ever develop or be sustained.
     As of January 31, 2009, STSPL owned approximately 83.8% of our outstanding ordinary shares. In addition we received notice from Marathon in May 2007 that it had voting control over 102,305,000 ordinary shares, which represented 5.0% of our outstanding ordinary shares at that time, and non-voting control over an additional 37,549,000 ordinary shares, which represented 1.8% of our outstanding ordinary shares at that time. Our concentrated ownership reduces the trading liquidity for the Company’s ordinary shares, which could lead to a lower and/or more volatile trading price for the ordinary shares. The price at which the ordinary shares may be sold will be unpredictable if there are very few trades in the ordinary shares because a relatively small block of shares traded can lead to a dramatic fluctuation in the share price. We cannot assure you that a more liquid trading market will develop or be sustained.
Future sales, perceived sales, or issuances of our ordinary shares by our Company or existing shareholders could cause the price of our ordinary shares to decline.
     Sales or issuances of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of ordinary shares to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate. All of our outstanding shares are freely transferable without restriction in Singapore, while our shares may only be sold in the United States if they registered or if they qualified for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (“Securities Act”).
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of our Company
     STATS ChipPAC Ltd. was incorporated under the laws of Singapore as a limited liability company on October 31, 1994 and began operations in January 1995.
     In February 2000, we completed our initial public offering. Our ordinary shares are listed on SGX-ST (SGX-ST: STATSChP). Our ADSs were traded on Nasdaq from January 28, 2000 to December 28, 2007. We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007 and terminated our ADR program effective April 30, 2008. We intend to seek to terminate the registration of our ordinary shares and our reporting obligations under the Exchange Act if and when we become eligible to do so.
     Our registered office and principal executive offices are located at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore, and our telephone and facsimile numbers at that address are (65) 6824-7777 and (65) 6720-7829, respectively. Our website address is www.statschippac.com. Information contained on our website does not constitute a part of this annual report. Our agent for service in the United States is the current Company Secretary of STATS ChipPAC, Inc., located at 47400 Kato Road, Fremont, CA 94538, United States of America; Telephone: 1 (510) 979-8000; Facsimile: 1 (510) 979-8001. We are headquartered in Singapore and our global manufacturing operations are carried out mainly in South Korea, Singapore, China, Malaysia, Thailand, Taiwan and the United States. We have sales offices in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands.
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
     In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST, in connection with which we acquired a 25% shareholding in MAT, with CR Logic owning a 75% interest. ANST, an assembly and test company based in Wuxi, China, is a wholly-owned subsidiary of MAT.
     In March 2007, STSPL, a wholly-owned subsidiary of Temasek, launched a voluntary conditional cash offer for our ordinary shares at S$1.75 per share and S$17.50 per ADS. The tender offer also included an offer by STSPL for our zero coupon convertible notes due 2008 (“our zero coupon convertible notes”) at S$997.50 per US$1,000 principal amount of the notes and our 2.5% convertible subordinated notes due 2008 (“our 2.5% convertible notes”) at S$1,872.50 per US$1,000 principal amount of the notes. The offer price for each series of the convertible notes was the “see-through” price, which is the price holders of the convertible notes would receive if they converted their convertible notes into ordinary shares or ADSs at the conversion prices specified in the terms of the convertible notes and then tendered their ordinary shares or ADSs in the tender offer. However, if STSPL were to acquire such number of ordinary shares (including ordinary shares represented by ADSs) as to result in STSPL holding 90% or more of the outstanding ordinary shares, whether pursuant to the tender offer or otherwise, the offer price would have been raised to the higher offer price of S$1.88 per ordinary share and S$18.80 per ADS. The “see-through” higher offer price were S$1,071.60 per US$1,000 principal amount of our zero coupon convertible notes and S$2,011.60 per US$1,000 principal amount of our 2.5% convertible notes. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under our share option plans. The option price was calculated on a “see-through” basis, which means that the option price for an option was the amount (if positive) of the offer price or (if applicable) the higher offer price less the exercise price of that option. If the exercise price of an option is equal to or more than the offer price or (if applicable) the higher offer price, the option price for each option was the nominal amount of S$0.001. In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of our outstanding ordinary shares (including ADSs, but excluding the ordinary shares issuable upon conversion of the US$134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and $134.5 million aggregate principal amount of our 2.5% convertible notes. In addition, options representing 85,348,090 ordinary shares were surrendered and cancelled. STSPL paid the offer price for the securities acquired in the tender offer as the 90% threshold for the higher offer price to be applicable was not reached. The balance $15.5 million outstanding principal amount of our 2.5% convertible notes were converted into ADSs in May 2007. On May 22, 2008, STSPL converted into 145.1 million ordinary shares its entire $134.5 million of our 2.5% convertible notes that it acquired in connection with its tender offer in 2007.
     In May 2007, we signed an agreement to sell the packaging and test equipment related to discrete power packages, which were maintained and operated by our facility in Malaysia, to Mingxin. In November 2008, we completed the transfer of all of the equipment to Mingxin. Therefore, we have ceased all operations relating to discrete power packaging.
     In October 2007, we consummated the acquisition of LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100.0 million, payable over 4 years commencing October 2, 2008.
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.

     Among other conditions, the proposed capital reduction was subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
     In February 2009, we announced that we will not be proceeding with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, we have not been able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.
     Our capital expenditures in 2006, 2007 and 2008 amounted to $348.5 million, $268.8 million and $239.0 million, respectively. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. We are unable to meaningfully estimate our capital expenditure in 2009 due to a lack of visibility in demand for our services in the current extreme market conditions.
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
B. Business Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, laminate, memory card and wafer level chip-scale packages (“CSPs”) to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers (“RDL”), integrated passive devices (“IPD”) and wafer bumping services for flip-chip and wafer level CSPs. As part of customer support on packaging services, we also offer package design; electrical, mechanical and thermal simulation; measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing on a diverse selection of test platforms covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal, radio frequency (“RF”), analog and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack, and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
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
     We are headquartered in Singapore and our manufacturing facilities are strategically located in South Korea, Singapore, China, Malaysia, Thailand and Taiwan (which includes our 52%-owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation). We also have test pre-production facilities in the United States. We market our services through our direct sales force in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

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
     The semiconductor industry is highly cyclical mainly due to the cyclicality of demand in the markets of the products that use semiconductors. This cyclicality is significantly exacerbated by the capital intensive nature of the semiconductor industry and the time required to set up new capacity, which results in periods of high capacity utilization when demand is robust followed by periods of underutilization and accelerated price erosion when new capacities are commissioned and demand growth slows.
     The demand for quick delivery to market of increasingly smaller semiconductors with greater functionality, which may be used in a wide array of electronic applications, has led to increased requirements for technical expertise, higher research and development spending and higher capital spending in the semiconductor production process. In addition to fabless companies, IDMs outsource packaging and test requirements as a means of obtaining cost-effective access to backend state-of-the-art technology and a faster time to market.
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
     The semiconductor industry experienced average growth between 2% and 3% in 2007 as compared to 2006, but declined between 3% and 5% in 2008 as compared to 2007 due to the deterioration in the global economic condition and downturn in the semiconductor industry. A recent forecast published by a recognized industry research analyst projects a contraction in the semiconductor industry of approximately 24% in 2009. We expect the outsourced semiconductor assembly and test industry to decline at a faster rate than the semiconductor industry as a whole.
     In 2006, our net revenues grew by 39.7% over 2005 to $1,616.9 million. In 2007, our net revenues increased by 2.1% over 2006 to $1,651.6 million. In 2008, our net revenues grew by 0.4% over 2007 to $1,658.2 million. We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.
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
     Capitalize on our research and development capabilities to drive accelerated growth. We have 285 employees in our research and development department, which focuses on developing advanced technologies to meet our customers’ needs. We believe this will enable us to capture potential opportunities and accelerate our growth.
     Continue to cultivate our strong customer relationships. We have a broad and diversified customer base that includes most of the world’s leading semiconductor companies across the fast-growing communications, computing and consumer markets. No single customer accounted for more than 15% of our net revenues in 2008. We seek to strengthen these customer relationships and build new relationships by providing our customers with an integrated supply chain solution.
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
Our Services
     We offer semiconductor packaging and test services to the semiconductor industry for applications in communications, computing, consumer, automotive and industrial markets. We offer full backend turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. In 2008, 74.5% of our net revenues were derived from packaging services and 25.5% of our net revenues were derived from test and other services.
     The following table sets forth the percentage of net revenues by packaging product group and testing and other services for the periods indicated.

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Packaging — laminate	55.5%	56.3%	56.5%
Packaging — leaded	18.3	18.4	18.0
Test and other services	26.2	25.3	25.5

Total	100.0%	100.0%	100.0%

Packaging Services
     We offer a broad range of advanced laminate and leaded packages designed to provide customers with a full range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. Packaging serves to protect the semiconductor die and facilitate electrical connection and heat dissipation. As part of customer support on packaging services, we also offer complete package design, electrical and thermal simulation, measurement and design of lead-frames, substrates and wafer level integrations. Our packaging revenue was $1,236.0 million in 2008, compared to $1,233.6 million in 2007. Our two key types of packaging services, laminate and leaded, contributed approximately 56.5% and 18.0%, respectively, of our net revenues in 2008.
     Laminate Packaging. Laminate substrate-based packaging represents one of the fastest growing areas in the semiconductor packaging industry and is used primarily in computing platforms, networking, hand-held consumer products, wireless communications devices, personal digital assistants, video cameras, home electronic devices such as Digital Video Disc (“DVDs”) and game consoles.
     Benefits of laminate packaging over leaded packaging include:
•	smaller size;

•	greater pin count, or number of connections to the printed circuit board;

•	greater reliability;

•	higher power dissipation;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.
     BGA technology was first introduced as a solution to problems associated with the increasingly high lead counts required for advanced semiconductors used in applications such as portable computers and wireless telecommunications. As the number of leads surrounding the integrated circuits (“ICs”) increased, high lead count packages experienced significant electrical shorting problems. The BGA technology solved this problem by effectively creating leads on the bottom surface of the package in the form of small bumps or solder balls. In a typical BGA, the semiconductor die is placed on top of a plastic or tape laminate substrate rather than a lead-frame. The die is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of solder balls that connect the packaged device to a printed circuit board. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual balls. For the highest lead count devices, the BGA format can be manufactured less expensively and requires less delicate handling.
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
     3D Packaging. Three-dimensional (“3D”) packaging provides a high level of functional integration in well established package families, including BGAs and leadframe packages, by stacking dies, packages or a mix of both, and using a mix of assembly technologies including wire bonding, flip chip, surface mounted passive components and IPDs. The types of 3D packages are often characterized by how they are stacked, either as chips, packages or passives. SD packages consist of bare die stacked and interconnected using wire bond and flip-chip connections in one standard package. 3D solutions include die level stacking of up to nine dies and package level stacking such as Package-on-Package (“PoP”), Package-in-Package (“PiP”) and SiP technology that integrates one or more ICs or passives.
     Flip-chip. Flip-chip is an interconnect technology that provides a cost effective solution for applications requiring a smaller form factor, higher I/O and enhanced thermal and electrical performance. Flip-chip technology provides distinct advantages over conventional microelectronic packaging in areas such as size, performance, flexibility, and reliability. Flip-chip packaging, in which the silicon die is directly attached to the substrate using gold or solder bumps instead of wire bonds, provides the most dense interconnect with the highest electrical and thermal performance. We have a strong flip-chip portfolio encompassing single die, multi-die (“MD”), multi-package and thermally enhanced solutions which provide significant size and performance advantages over traditional packaging approaches. Flip-chip technology is used in a wide array of applications ranging from consumer products to highly sophisticated ASICs, PC chipsets, graphics and memory packages.
     We supply our customers with a broad range of advanced packaging solutions including:
•	Standard BGA. Standard BGA packaging has a grid array of balls on the underside of the IC, and is used in high-performance applications, like PC chipsets, graphic controllers and DSPs. A BGA generally has greater than 100 balls.

•	Chip-scale. Chip-scale packaging includes all packages where the package is less than 1.2 times the size of the silicon die. Chip-scale BGA is a substrate-based package that is designed for memory devices and other medium pin count semiconductors and requires dense ball arrays in very small package sizes, like wireless telephones and mobile hand-held devices, video cameras, digital cameras and pagers.

•	SiP. SiP is a family of packages that contain several semiconductor dies along with passive components such as resistors, capacitors and inductors in one package. Dies can either be stacked on top of each other or side by side. This technology allows greater functionality in the same package footprint and thickness without significant cost increase. These packages are used in wireless handsets, consumer products and mobile computing applications.

•	Chip-scale Module Packaging (“CSMP”). CSMP is an advanced SiP solution which features a modular architecture that integrates mixed IC technologies and a wide variety of IPD such as resistors, capacitors, inductors, filters, Balanced Unbalanced (“BALUNs”) and interconnects directly onto a silicon substrate. The result is a high performance, system-level solution, which provides a significant reduction in die size, weight, number of interconnections and system board space requirements, and can be used for many applications.

•	Flip-chip. Flip-chip solutions range from large single die packages with passive components used for graphics and ASIC devices, to modules and complex 3D packages that contain logic, memory and RF devices and that integrate flip-chip and wire bonding interconnection within the same package. Flip-chip packages are available in various package formats including Quad Flat No-Lead (“QFN”), Low-Profile Fine-Pitch Ball Grid Array (“LFBGA”), Land Grid Array (“LGA”), BGA, Flip-Chip Ball Grid Array with Multi-Package Module (“fcBGA-MP”), and complex 3D packages (SiP, MD, PiP).

•	3D Package Stacking (PiP, PoP) Stacking pretested packages together in single solution is emerging as a next generation technology of choice in wireless applications. For applications such as mobile phones which require integration of a digital base band or DSP and an analog device, PiP and PoP are effective stacked package solutions. 3D, next generation packages are available in various package formats including PiP, Flip-chip PiP (“fcPiP”), PoP and Fan-in Package-on-Package (“FiPoP”).
(i)	PiP is a 3D package in which separately assembled and tested packages and bare chips are stacked together in a single CSP for exceptional integration flexibility and functional density in a smaller form factor. PiP technology provides design flexibility in integrating several logic and/or analog devices with memory devices in a single package.

(ii)	The fcPiP is an innovative 3D package stacking solution which integrates the baseband, memory and analog functions of a mobile communication device into a single package. The fcPiP represents a packaging approach that combines several advanced technologies such as bumped wafer thinning, thin die flip-chip attach and low loop wire bonding on the same substrate.

(iii)	PoP is a 3D package in which fully tested packages such as single die FBGA (as defined herein) or stacked die FBGA (“FBGA-SD”) (typically MD) is stacked on top of another single FBGA-SD (which is typically base band or analog die) during the board mount process.

(iv)	FiPoP is a 3D packaging stacking solution. The bottom FiPoP (“FiPoPb”) provides the flexibility to package a single device or multiple devices (logic, analog or memory), while providing land pads on the top center of the package to allow for another package or components to be reflowed on top. A fully tested package such as single die FBGA or FBGA-SD (typically memory die) is stacked on a bottom PoP package which usually contains a logic device or logic device combination (logic + logic, logic + analog).

(v)	Pre-stacked PoP is a 3D package solution where the top PoP package is stacked on top of the bottom PoP package, and both of them are reflowed together and tested prior to the final integration on the application board.
     Our packaging solutions, including BGA, CSP, flip-chip and 3D packages are described below:

Number
Package Format	of I/Os	Description	Types of Applications

Fine Pitch Land Grid Array (“FLGA”)	8-200	Laminate substrate based package with plastic overmolded encapsulation. Unlike a standard FBGA, second level interconnect is achieved on the LGA by connecting “lands” on the package directly onto the printed circuit board through solder re-flow. Available in a broad range of Joint Electron Device Engineering Council (“JEDEC”) standard body sizes including Thin Profile FLGA (<1.20mm) (“TFLGA”), Very Thin Profile FLGA (<1.00mm) (“VFLGA”) and Very Very Thin Profile FLGA (<0.80mm) (“WFLGA”) package thickness.	Mobile phone, wireless RF, analog, ASIC, memory chip.

FLGA-SD	8-200	Compact MD designed for space sensitive applications. Capability to stack up to seven dies in one package. Available packages include Low Profile FLGA-SD, Thin Profile FLGA-SD, Very Thin FLGA-SD, Very Very Thin Profile FLGA-SD, Ultra Thin Profile FLGA-SD and Extremely Thin FLGA-SD packages.	Mobile phone, wireless RF, analog, ASIC, memory chip.

Flip-chip Low Profile Fine Pitch BGA (“fcLFBGA”)	49-144	Chip-scale BGA with Flip-chip/bump interconnect, instead of wire bonding.	Mobile phone, Wide Area Network (“WAN”)/Local Area Network (“LAN”) equipment.

Flip-chip BGA (“fcBGA”)	225-1,152	BGA with Flip-Chip/bump interconnect instead of	DSP, ASIC, FPGA.

Number
Package Format	of I/Os	Description	Types of Applications

wire bonding. Available packages include fcBGA with attached heat sink, fcBGA-MP and fcBGA for SiP packages.

Fine Pitch BGA (“FBGA”)	40-450	Smaller and thinner BGA designed for applications which are space constrained and require electrical performance. Available in a broad range of JEDEC standard body sizes with Low Profile FBGA (<1.70mm, typically <1.40mm) (“LFBGA”), Thin Profile FBGA (<1.20mm) (“TFBGA”), Very Thin Profile FBGA (<1.00mm) (“VFBGA”), Very Very Thin Profile FBGA (<0.80mm) (“WFBGA”) and Ultra Thin Profile FBGA (0.55mm max.) (“UFBGA”) package thickness. LFBGA with attached heat sink (“LFBGA-H”) is qualified for small body sizes.	Mobile hand-held devices, Global Positioning System (“GPS”) and multimedia.

Stacked Die Fine Pitch BGA (“FBGA-SD”)	40-450	Compact MD designed for space sensitive applications. Capability to stack up to seven dies in one package. Available in a broad range of JEDEC standard body sizes with LFBGA, TFBGA, VFBGA, WFBGA and UFBGA package thickness. LFBGA-H (with attached heatsink) is qualified for small body sizes.	Mobile hand-held devices and multimedia.

Plastic Ball Grid Array (“PBGA”)	169-1,253	Electrically enhanced BGA package designed for high I/O replacement.	Access/LAN equipment, PC/graphics and base station.

Stacked Die Plastic Ball Grid Array (“PBGA-SD”)	121-1,253	Increased sub-system performance achieved by integrating multiple chips into a single package. Capability to stack up to seven dies in one package.	DSPs and memory, gate arrays, ASICs, PC chipsets and peripherals, microprocessors/controllers.

Exposed Drop-in Heat Spreader Plastic BGA (“PBGA-H”)	169-1,253	Thermally enhanced PBGA with 20% greater thermal dissipation than PBGA.	Access/LAN/PC/graphics and base station equipment.

Plastic Ball Grid Array — Multi-Die (“PBGA-MD”)	74-1,253	BGA integrated with two or more MD within a PBGA.	Access/LAN/PC/graphics and base station equipment.

PiP	40-450	PiP integrates ASIC logic with memory chip(s) and can have a minimal 12x12mm footprint, 1.2 to 1.4mm maximum thickness, and incorporate a 0.5mm to 0.4mm ball pitch.	Mobile hand-held devices, PC, MPEG-1 Audio Layer 3 players (“MP3 players”), base station modems, memory cards and consumer electronics.

fcPiP	600+	3D package that stack minimally packaged die and bare die into a single molded package. A pre-tested Internal Stacking Module (“ISM”) LGA and one or more bare die are stacked with at least one bare die connected to the substrate using flip-chip interconnection.	Portable electronics, cellular phones, gaming, PDAs, digital cameras, camcorders and wireless products.

PoP	128-700	3D package in which fully tested package is stacked on top of another package during the board mount process. Available in a broad range of JEDEC standard body sizes with LFBGA, TFBGA and VFBGA .	Mobile hand-held devices, PC, MP3 players, base station modems, memory cards and consumer electronics.

Number
Package Format	of I/Os	Description	Types of Applications

FiPoP	200-700	3D package in which the FiPoPb provides the flexibility to package a single device or multiple devices (logic, analog or memory), while providing land pads on the top center of the package to allow for another package or components to be reflowed on top. The FiPoPb can also incorporate a fully tested ISM package. FiPoPb is available in a broad range of JEDEC standard body sizes including TFBGA and VFBGA package thickness.	Cellular phone and mobile device digital baseband processor, digital die stack, or digital + analog baseband die stack, digital + memory (ISM) stack,

Cellular phone and mobile device memory for digital processor and system memory (synchronous dynamic random access memory, NOR/NAND Flash, Static Random Access Memory )

Pre-stacked PoP	PoPt:108 PoPb:168	3D package in which the top and bottom PoP packages are assembled and tested separately, then stacked and reflowed together to produce a complete high performance 3D solution.	NAND Memory for data storage, logic/ controller, solid state disk for Mobile PC.
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
     Standard Lead-frame Packages. Our standard lead-frame packages are used in a variety of applications, including mobile phones, PCs, networking systems, and consumer and industrial products. We focus on high-performance, thin profile and near chip-scale lead-frame packages. The following table summarizes our standard lead-frame packages:

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
     The following table summarizes our enhanced lead-frame packages:

Number
Package Format	of I/Os	Description	Types of Applications

QFN	4-88	Lead-frame based plastic encapsulated CSP in single mold cavity format or molded array format. Available in a broad range of JEDEC standard body sizes including Extremely Thin Quad Flat Non-Leaded Package (“XQFN”) (<0.50mm), Ultra Thin Quad Flat Non-Leaded Package (“UQFN”) (<0.65mm), Very Very Thin Quad Flat Non-Leaded Package (“WQFN”) (<0.80mm) and Very Thin Quad Flat Non-Leaded Package (“VQFN”) (<1.00mm) package thickness.	Mobile hand-held devices and GPS.

Dual Row Quad Flat No-Lead (“QFN-dr”)	44-156	QFN version with staggered dual row leads offers higher I/O counts.	Mobile hand-held devices and GPS.

Quad Flat No-Lead Package (Strip Etch) (“QFNs-se”)	32-396	QFNs-se, with multiple rows of terminals, is leadframe based, plastic encapsulated, chip scale in molded array format (saw singulated). An exposed die pad coupled with extremely low RLC provides excellent electrical and thermal performance enhancements. Available in a broad range of JEDEC standard body sizes including UQFN (<0.65mm).	Computing and telecommunications, RF, power management, analog/linear, logic, ASICs, and DSP.

Bumped Chip Carrier (“BCC”)	16-84	Lead-frame based near chip-scale.	Mobile hand-held devices and GPS.

Dual Row Bumped Chip Carrier (“BCCs”)	84-148	BCC version with staggered dual row leads offers higher I/O counts.	Mobile hand-held devices and GPS.

Exposed Pad Low Quad Flat Package (“LQFP-ep”)	32-208	Thermally enhanced QFP with 30% greater thermal dissipation than MQFP.	Access/WAN/LAN equipment and PC/graphics and hard disk drive (“HDD”).

Exposed Pad Thin Quad Flat Package (“TQFP-ep”)	32-128	Thermally enhanced TQFP with 30% greater thermal dissipation than TQFP.	Access/WAN/LAN equipment, PC/graphics, HDD, mobile hand-held devices and GPS.

Stacked Die Quad Flat Package (“LQFP-SD”)	32-208	Compact MD designed for space constrained applications.	Mobile hand-held devices, GPS, HDD and multimedia.

Stacked Die Exposed Pad Low Quad Flat Package (“LQFP-ep-SD”)	32-208	Thermally enhanced LQFP-SD designed for space constrained applications with thickness of 1.4mm and greater thermal dissipation than LQFP-SD.	Mobile hand-held devices, PC, GPS, HDD, MP3 players, pagers and consumer electronics.

Stacked Die Exposed Pad Thin Quad Flat Package (“TQFP-ep-SD”)	32-128	Thermally enhanced with MD TQFP designed for space constrained applications with thickness of 1.0mm and greater thermal dissipation than LQFP-SD.	Mobile hand-held devices, PC, GPS, HDD, MP3 players and consumer electronics.

Stacked Die Thin Small Outline Package (“TSOP-SD”)	24-56	Compact MD designed for space constrained applications.	Mobile hand-held devices, GPS, HDD and multimedia.

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
     Wafer Process Services. As part of our efforts to be a total turnkey packaging and test solutions provider for high-end products, including products requiring wafer bumping, probe and flip-chip packaging and test solutions, we introduced Flex-On-Cap (“FOC”) wafer bumping services, with and without RDL for 150mm and 200mm wafers in 2003 and we started to offer 300mm wafer electroplated solder bumping services in 2005. In 2006, we set up a facility to provide 200mm gold bumping services as part of our strategy to service the high-growth liquid crystal display driver semiconductor market. For the purposes of strategic positioning in other high-growth areas, we converted the equipment relating to the 200mm gold bumping services, where applicable, to 200mm wafer electroplated solder bumping services.
     Embedded Wafer-Level Ball Grid Array (“eWLB”). We have entered into an agreement with STMicroelectronics N.V. and Infineon Technologies AG (“Infineon”) to jointly develop the next-generation of eWLB technology, based on Infineon’s first-generation technology, for use in manufacturing future-generation semiconductor packages.
     The joint development effort, for which the resulting intellectual property will be owned by the three parties to the agreement, will focus on using both sides of a reconstituted wafer to provide solutions for semiconductor devices with a higher integration level and a greater number of contact elements.
     The eWLB technology uses a combination of traditional ‘front-end’ and ‘back-end’ semiconductor manufacturing techniques with parallel processing of all the chips on the wafer, leading to reduced manufacturing costs. This reduced manufacturing cost, together with the increased level of integration of the silicon’s overall protective package, in addition to a dramatically higher number of external contacts, means the technology can provide significant cost and size benefits for makers of cutting-edge wireless and consumer products.
Test Services
     We provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and RF devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have capitalized on this trend by enhancing our test service capabilities. Our test revenue was $422.2 million in 2008 compared to $418.0 million in 2007.
     We offer wafer probe and final testing on many different platforms, covering the major test platforms in the industry. Wafer probe is the step immediately prior to the packaging of semiconductors and involves electrical testing of the processed wafer for defects. Wafer probe services require similar expertise and testing equipment to that used in final testing. We probe wafers at either ambient or elevated temperature in accordance with our customer’s test requirement. Wafers are probed either as bumped or un-bumped wafers. For bumped wafers, we can probe both peripheral or array bumped wafers. We believe this wafer probe capability is very important to customers who require Known Good die (“KGD”) for flip-chip packaging.
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
     Mixed-signal and RF Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable modem set-top boxes; and for wireless telecommunications products such as cellular phones, base stations, wireless local area network (“WLAN”) and Bluetooth(tm) devices, PCs and consumer applications. Bluetooth(tm) is a technology that enables short range wireless communication between different electronic appliances. We are a member of the Bluetooth(tm) Special Interest Group. We also test mixed-signal semiconductors for computers and consumer components including audio devices, CD-ROM, HHD controllers, DVD players and game consoles.
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
     In some cases, the test programs and hardware provided by the customer may be converted by us for use on one or more of our tester platforms. Once a test program has been converted, we correlate the test software and hardware using the correlation units or devices provided by the customer. Upon the customer’s approval of the results of the correlation of the test software and hardware, actual production testing begins. On an on-going basis, a dedicated group of our product engineers will then assist our customers in collecting and analyzing the test results and develop engineering solutions to improve their test robustness and production efficiency. We offer these services at our facilities in Singapore and the United States.
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
Research and Development
     Our research and development efforts are focused on developing new packages, design, assembly and test services and technologies required by our existing customers and that are necessary to attract new customers. We have invested considerable resources and we are among the leaders in new product and technology development. Our expenditures for research and development in 2006, 2007 and 2008 were $30.4 million, $34.9 million and $37.8 million, respectively. As of February 12, 2009, we employed 285 dedicated professionals for packaging and test development. We consider this a core element of our total service offering and expect to continue to invest significant resources in research and development.
Packaging Services
     We have established a dedicated group of engineers whose primary focus is the development and improvement of materials and process technology as well as development of new and advanced packages. We work closely with our existing customers to better understand their immediate and future packaging needs. As a result, we focus our packaging research and development efforts in part on developing packages tailored to their individual requirements. Our web-based proprietary design and performance characterization shortens the time-to-market with predictable performance. These efforts take place at our package design development centers located in Singapore, South Korea, China, Taiwan, Malaysia and the United States.
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
     We continually seek to develop and improve SD, stacked packages or 3D packages such as PiPs and PoPs to meet customer needs. These packages are used particularly in hand-held wireless communications equipment and are extremely useful for all hand-held devices including PC, mobile hand-held devices, base station modems, base-band circuits and memories. We continue to develop total SiP solutions to meet market demand for next generation devices with higher levels of integration, increased functionality and compact sizes.
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
     During the past three years, we developed and introduced a number of new packages, including:
•	Chip-scale Module Package (WLCSMP-fc-SiP-SS);

•	QFN-dr;

•	PiP stacking — TFBGA, fcLFBGA;

•	PoP — TFBGA, VFBGA;

•	Thin Internal Stack Module (Thin ISM);

•	Flip-Chip Stacked Die Fine Pitch Ball Grid Array — fcT/L/VFBGA-SD;

•	Extremely thin Quad Flat No-Lead — XQFN;

•	Quad Flat No-Lead with Chip-on-Lead — UQFNs-COL-mini, WQFNs-COL;

•	Multi Pad Quad Flat No-Lead — Multi Pad QFNs;

•	QFNs-se;

•	Memory Card Format — MS Micro, Multimedia Card, Micro SD, SD-USB, SD-USB-SiP;

•	Stacked Die FBGA with Wire-in-Film Technology — T/LFBGA-SD (WIF);

•	Wire Bonding with Bond on Trace Technology — 60 micrometer (“um”) Finger Pitch;

•	Molded Underfill Technology;

•	Copper wire bonding;

•	Plated Copper RDL-WLCSP-B;

•	Extremely thin wafer level CSP with big bump — XWLCSP-B; and

•	Fine Pitch Fan-in Package-on-Package — T/VFBGA FiPoP, fcVFBGA-FiPoP.
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
Customers
     Our customers include some of the largest semiconductor companies in the world. We seek to diversify and broaden our customer base. In 2006, 2007 and 2008, our ten largest customers accounted for 65.3%, 67.0% and 66.5%, respectively, of our net revenues. Our largest customer, Qualcomm, contributed in excess of 10% of our net revenues. If our business grows, we expect our customer concentration to decrease.
     The following table sets forth, for the periods indicated, the percentage of net revenues derived from packaging and test of semiconductors used in communications, PCs, customer and other applications:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Communications	56.7%	52.5%	51.8%
Customer and other applications	24.6	32.0	31.6
PCs	18.7	15.5	16.6

Total	100.0%	100.0%	100.0%

     Our customers are located around the world. We report geographic distribution of revenue based on the location of our customers’ headquarters which is not indicative of shipment destination or end market for our services. The following table details, for the periods indicated, the percentage of net revenues received from the United States, Asia and Europe:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
United States	73.2%	74.7%	72.5%
Asia	23.9	22.3	22.5
Europe	2.9	3.0	5.0

Total	100.0%	100.0%	100.0%

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
Sales and Marketing
     We market our services through direct sales forces strategically located at centers in close proximity to our customers, in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. Our account managers, customer service representatives and sales support personnel form teams that focus on specific customers or geographic regions.
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
     Our marketing and business development efforts focus on creating a brand awareness and familiarity with our advanced device packaging technologies and an understanding of our end-user market applications in wireless handset and mobile hand-held device graphics, PC chipsets, WLAN, Bluetooth(tm), flash memory, storage and networking. We market our leadership in 3D advanced packaging and test technology, distribution and our ability to supply a broad line of packaging and test services to the semiconductor industry. We target engineers and executive level decision makers through a direct sales force, the delivery of “white papers” at industry conferences, mailings of technical brochures and newsletters, advertisements in trade journals and our website.
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
     Packaging Equipment. The primary equipment used in packaging includes die saw, die attach, wire bonders and mold systems. Certain of our wire bonders allow for interchangeability between lead-frame and laminate packages. We purchase die attach and wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc., Shinkawa Ltd, ASM Pacific Technology Limited and Oerlikon (formerly known as Unaxis and prior to that, ESEC S.A.). As of January 31, 2009, we operated an aggregate of 4,684 wire bonders. We purchase mold systems from major international manufacturers including Asahi Engineering Co Ltd, Dai-Ichi Seiko Co Ltd. and Towa Corporation.
     Testing Equipment. Testing equipment is one of the most critical components of the wafer probing and device testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. The majority of our testing equipment is supplied by Teradyne, Inc., Advantest, Verigy Ltd. and LTX-Credence Corporation.

     As of January 31, 2009, we operated 977 testers, comprising 724 mixed-signal testers, 184 digital testers and 69 memory testers. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required that the customer provide the equipment on a consignment basis. Of the 977 testers, 169 are on consignment from customers. In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.
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
     Our packaging and test operations in Singapore, Icheon, South Korea, Shanghai, China, Kuala Lumpur, Malaysia and Bangkok, Thailand are all ISO 9001, TS16949, ISO 14001 and OHSAS 18001 certified. ISO 9001 is an international standard on the requirements for production of quality products and services. It also sets forth quality management systems for product design, product development, installation and servicing. TS16949 is a quality management system that addresses the specific production needs of automotive customers. ISO 14001 is an international standard on environmental management systems to ensure environmental protection and prevention of pollution in balance with socio-economic needs while OHSAS 18001 is the standard for implementation of an occupational health and safety management system.
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
     Each of these companies has significant packaging capacity, financial resources, research and development operations, marketing and other capabilities, as well as some degree of operating experience. These companies also have established relationships with many large semiconductor companies, some of which are current or potential customers of ours.
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
     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of January 31, 2009, our Company and our various subsidiaries held a total of approximately 1,180 issued patents and pending patent applications. Of these, we have approximately 219 patents granted or allowed by the PTO and approximately 93 patents registered or allowed in Singapore, South Korea and other countries.
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
     In May 2007, at Tessera’s request, the ITC instituted the First ITC Investigation of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted the Texas Action against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation. The target date currently set by the ITC for the conclusion of the First ITC Investigation is April 2009.
     In May 2008, in response to a new complaint filed by Tessera with the ITC, the ITC instituted the Second ITC Investigation of our Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In the Second ITC Investigation, Tessera seeks an order to prevent the Respondents from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is February 2010.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action.Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
     We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on our business, financial condition and results of operations.
     We also, from time to time, receive from customers request for indemnification against pending or threatened infringement claims brought against such customers, such as the Tessera cases described above. The resolution of any future allegation or request for indemnification could have a material adverse effect on our business, financial condition and results of operations.
     Our primary registered trademark and trade name is “STATSChipPAC.” We also own or are licensed to use other trademarks.
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

STATS ChipPAC Ltd.
(formerly ST Assembly Test Services Ltd)
(Singapore)
100%
STATS Holdings Limited
(British Virgin Islands)
52.0%
STATS ChipPAC Taiwan Semiconductor Corporation (formerly Winstek Semiconductor Corporation)
(Taiwan)
100%
STATS ChipPAC Semiconductor Shanghai Co., Ltd.
(China)
100%
STATS ChipPAC Taiwan Co., Ltd.
(Taiwan)
100%
STATS ChipPAC, Inc.
(formerly ChipPAC, Inc.)
(Delaware, United States)
25%
Micro Assembly Technologies Limited
(British Virgin Islands) ("MAT")
100%
STATS ChipPAC (Thailand) Limited.(2)
(Thailand)
100%
STATS ChipPAC Test Services, Inc.
(formerly STATS FastRamp Test Services, Inc.)
(Delaware, United States)
100%
STATS ChipPAC (Barbados) Ltd.
(formerly ChipPAC (Barbados) Ltd.)
(Barbados)
100%
ChipPAC International Company Limited
(British Virgin Islands)
100%
Wuxi CR Micro-Assembly Technology Ltd.(1)
(China) ("ANST")
100%
STATS ChipPAC (BVI) Limited
(formerly ChipPAC Limited)
(British Virgin Islands)
100%
ChipPAC Luxembourg S.à.R.L.
(Luxembourg))
100%
ChipPAC Liquidity Management Hungary Limited Liability Company
(Hungary)
100%
STATS ChipPAC Shanghai Co., Ltd.(3)
(formerly ChipPAC (Shanghai) Company Ltd.)
(China)
100%
STATS ChipPAC Malaysia Sdn. Bhd.
(formerly ChipPAC Malaysia Sdn Bhd)
(Malaysia)
99.9%
0.1%
STATS ChipPAC Korea Ltd.
(formerly ChipPAC Korea Company Ltd)
(South Korea)

Notes:

(1)	In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST, in connection with which we acquired a 25% shareholding in MAT with CR Logic owning a 75% interest. ANST, an assembly and test company based in Wuxi, China, is a wholly owned subsidiary of MAT.

(2)	In October 2007, we completed the acquisition of LSI’s assembly and test operations in Thailand.

(3)	STATS ChipPAC Test Services (Shanghai) Co. Ltd. was deregistered as a company and ceased to exist on April 24, 2008. Its business was consolidated into STATS ChipPAC Shanghai Co., Ltd. Prior to deregistration, our Company had three subsidiaries in China — STATS ChipPAC Test Services (Shanghai) Co. Ltd., STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.
D. Property, Plants and Equipment
     Our packaging and test network comprises 15 facilities throughout Asia and the United States. The following chart provides information regarding our facilities. For information on the aggregate capacity of our facilities in terms of the number of wire bonders and testers we operate, see “— B. Business Overview — Suppliers — Equipment.” Our utilization rates for equipment for 2006, 2007 and 2008 were 75%, 75% and 64%, respectively.

	Area		Principal Packaging
Property/Location (1)	(Sq. Feet)	Functions/Services	or Services Provided

Yishun, Singapore (2)	594,738	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and laminate packaging including BGA, flip-chip packaging, wafer level packaging and CSP, wafer bumping and fabrication of integrated passive devices and drop shipment services.

	Area		Principal Packaging
Property/Location (1)	(Sq. Feet)	Functions/Services	or Services Provided

Ang Mo Kio, Singapore	31,277	Corporate executive, administrative, sales and marketing, and finance office.	Corporate administration and finance, sales and marketing.

Woodlands, Singapore (3)	51,129	Research and development on 3D wafer level integration with TSV.	Research and development on 3D wafer level integration with TSV and eWLB.

Qing Pu, Shanghai, China (4)	983,276	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Packaging of leaded packages, CSP, BGA, memory card, wafer probe, test and distribution services.

Song Jiang, Shanghai, China	11,795	Solder bump services for flip-chip assembly.	Eutectic/High-lead/Lead-free solder bump for 200mm wafers.

Icheon, South Korea	769,955	Turnkey packaging and test services, research and development, warehousing, services, and drop shipment services	Advanced laminate packaging such as SD, SiP and flip-chip, standard laminate packaging such as BGA and CSP and test services.

Icheon, South Korea (5)	181,291	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services.	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and laminate packaging including BGA, flip-chip packaging and CSP.

Hsin-Chu Hsien, Taiwan (6)	218,149	Test services, research and development, warehousing services, and drop shipment services.	Test development, final test, wafer probe and distribution services.

Hsin-Chu Hsien, Taiwan	6,730	Solder bump services for flip-chip assembly.	Eutectic/High-lead solder bump for 300mm wafers.

Kuala Lumpur, Malaysia (7)	488,448	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Advanced lead-frame packages such as lead-frame chip-scale package (“LFCSP”) and BCC and test services.

Pathumthani, Thailand (8)	463,000	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and laminate packaging, including BGA, and drop shipment services.

Fremont, California, United States	56,320	Sales, marketing, administration and research and development.	Sales, marketing, administration and design review services.

Milpitas, California, United States	33,984	Test facility and sales office.	Sales, marketing, administration, design and test engineering services.

San Diego, California, United States (9)	20,000	Test facility.	Test engineering services.

Tempe, Arizona, United States	9,299	Package design, research and development and sales office.	Sales, marketing, administration, design and characterization services.

Notes:

(1)	We lease all of our facilities except where otherwise noted.

(2)	We own the production assets but lease the land from the statutory housing development board of the Government of Singapore under a long-term lease with an initial term expiring in March 2026 with an option to renew.

(3)	We own the research and development assets but lease the premises for a term expiring in October 2011 with an option to renew for a further term to be mutually agreed.

(4)	We own the building and improvements and lease the land, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2044.

(5)	We purchased a building together with the land in 2006 in Icheon City, South Korea, for approximately $14.3 million. The refurbishment of 145,671 square feet for test operations and of 34,209 square feet for dormitories were completed and the test line was moved to this premises in August 2007. Our prior plans to refurbish an additional 20,031 square feet for test operation, office and warehousing space have been cancelled as part of our cost control measures in response to the weakening global economy.

(6)	STATS ChipPAC Taiwan Semiconductor Corporation owns the land and building, which are subject to mortgages and certain other security interests.

(7)	We own the building and improvements and lease the land from the Federal Government of Malaysia, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2086.

(8)	We own the land and building.

(9)	Situated within the campus of Conexant Systems Inc.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2008 ended on March 30, June 29 and September 28, respectively, and our fourth quarter and fiscal year 2008 ended on December 28. Our first three quarters of 2007 ended on April 1, July 1 and September 30, respectively, and our fourth quarter and fiscal year 2007 ended on December 30. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
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

     We voluntarily delisted from Nasdaq with effect from December 31, 2007 and terminated our ADR program with effect from April 30, 2008. We intend to seek to terminate the registration of our ordinary shares and our reporting obligations under the Exchange Act if and when we become eligible to do so.
Global Market Conditions
     The United States and other countries have been experiencing deteriorating economic conditions, including unprecedented financial market disruption. If these trends in global economic conditions continues or deteriorates further, it may result in decreases in demand for our services. The current uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. There can be no assurance that the continuing or deteriorating trends in global economic conditions will not adversely impact our results of operations, cash flow, financial position and or/prospects.
     Furthermore, restrictions on credit globally and foreign currency exchange rate fluctuations in countries in which we have operations may impact economic activity and our results. Credit risk associated with our customers and our investment portfolio may also be adversely impacted. Financial market disruption may also result in increased interest expense or inability to obtain short-term financing for our operations.
Proposed Capital Reduction and Cash Distribution
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
     Among other conditions, the proposed capital reduction was subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt (including the redemption or repurchase of our senior notes that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
     In February 2009, we announced that we will not be proceeding with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, we have not been able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.
Temasek’s Subsidiary, STSPL’s, Tender Offer
     In March 2007, STSPL, a wholly-owned subsidiary of Temasek, launched a voluntary conditional cash tender offer for our ordinary shares and ADSs that STSPL did not already own. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). The tender offer also included an offer by STSPL for our outstanding $115.0 million aggregate principal amount of our zero coupon convertible notes and $150.0 million aggregate principal amount of our 2.5% convertible notes. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC’s share option plans.
     In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares (including ordinary shares represented by ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and $134.5 million aggregate principal amount of our 2.5% convertible notes. The balance $15.5 million outstanding principal amount of our 2.5% convertible notes were converted into ADSs in May 2007.
     As of January 31, 2009, Temasek through STSPL, beneficially owned 1,845.7 million ordinary shares, representing approximately 83.8% of our Company’s ordinary shares following STSPL’s conversion of its entire $134.5 million of our 2.5% convertible notes into 145.1 million ordinary shares on May 22, 2008.

     In 2007, we recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.
     Changes in share ownership by shareholder may result in a limitation on the amount of the net operating losses and unutilized capital allowances that are available as carryforwards for use by us. We reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to our ability to carryforward certain Singapore tax losses and capital allowances for offset against our future taxable profits in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions. Concurrently, approximately $311.6 million of such tax losses and capital allowance carry forwards continued to be made available to our Company’s operations in Singapore.
Factors Affecting Our Results of Operations
     Cyclicality of the Semiconductor Industry. Our results of operations are influenced by the state of the global semiconductor industry which is highly cyclical. In late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. The semiconductor industry experienced average growth between 2% and 3% in 2007 as compared to 2006, but declined between 3% and 5% in 2008 as compared to 2007 due to the deterioration in the global economic condition and downturn in the semiconductor industry. A recent forecast published by a recognized industry research analyst projects a contraction in the semiconductor industry of approximately 24% in 2009. We expect the outsourced semiconductor assembly and test industry to decline at a faster rate than the semiconductor industry as a whole.
     In 2006, our net revenues grew by 39.7% over 2005 to $1,616.9 million. In 2007, our net revenues grew by 2.1% to $1,651.6 million. The growth of our net revenues in 2007 was lower on a percentage basis than previous years because we were impacted by weak demand from certain large customers. In 2008, our net revenues grew by 0.4% to $1,658.2 million. The growth of our net revenues in 2008 was lower on a percentage basis than 2007 as we were impacted by the downturn in the global economy and the semiconductor markets that accelerated during the second half of 2008. We continue to expect that the cyclicality of and current downturn in the semiconductor industry will impact our results of operations.
     Declining Prices. The semiconductor industry is characterized by price erosion which can have a material adverse effect on our revenues and gross margins, particularly when coupled with declining capacity utilization. Prices of our products at a given level of technology decline over the product life cycle, commanding a premium in the earlier stages and declining towards the end of the cycle. To maintain our profitability, we offset decreases in average selling prices by improving our capacity utilization rates and production efficiency, or by shifting to higher margin test and packaging services. In addition, we continue to develop and offer test and packaging services which command higher margins. We expect average selling prices to fluctuate depending on our product mix in any given period and such fluctuations in average selling prices to intensify during the current downturn in the semiconductor industry.
     Cost of Revenues. Our results of operations are generally affected by the capital-intensive nature of our business. Our cost of revenues include depreciation expense, attributed overhead such as facility rental, utilities and facility operating costs and cost of labor and materials. Our fixed costs comprise largely the depreciation expenses related to our test and packaging equipment, facility rental, utilities and facility operating costs. Depreciation of our equipment and machinery is generally provided on a straight-line basis over their estimated useful lives of eight years. We routinely review the remaining estimated useful lives of our equipment and machinery to determine if such lives should be adjusted due to changes in technology, production techniques and our customer base. However, due to the nature of our operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment are dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our equipment and machinery. Consequently, impairment charges on our equipment and machinery may be necessary. In 2008, we recorded equipment impairment charges of $21.1 million as a result of our ongoing assessment of property, plant and equipment for impairment.
     Our variable costs comprise cost of materials, payroll and operating supplies. The cost of our packaging services will typically include a higher proportion of variable costs compared to test services. Our variable costs may be subject to various global economic factors such as gold prices, oil prices and fluctuations in foreign exchange rates.
     Capacity Utilization. Increases or decreases in capacity utilization can have a significant effect on gross profit margins since the unit cost of test and packaging services generally decreases as fixed charges, such as depreciation expense, facility rental, utilities and facility operating costs, are allocated over a larger number of units tested and packaged. Our capacity utilization improved year over year from 2005 to 2006 as the semiconductor industry returned to growth following a downturn in the semiconductor industry in earlier years. Capacity utilization maintained at the same level in 2007 as in 2006. Our capacity utilization rates declined in 2008 primarily as a result of the decrease in demand for our packaging and test services resulting from the recent downturn in the semiconductor industry. A recent forecast published by a recognized industry research analyst projects a contraction in the semiconductor industry of approximately 24% in 2009. We expect the outsourced semiconductor assembly and test industry to decline at a faster rate than the semiconductor industry as a whole. We expect our capacity utilization to continue to decline in 2009 given such outlook. Our ability to manage our gross profit margins will continue to depend in part on our ability to effectively manage our capacity utilization.
     Goodwill and Intangible Assets. As of December 28, 2008, we had goodwill and other intangible assets of approximately $551.1 million and $44.8 million, respectively.
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
     In 2006, 2007 and 2008, we completed our annual test for impairment and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired.
     We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Various uncertainties, including deterioration in the global economic condition and downturn in the semiconductor industry, could impact expected cash flows to be generated by the goodwill or other intangible assets, and may result in impairment of these assets in future. We cannot predict the occurrence of certain events or circumstances that might adversely affect the carrying value of goodwill in future. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions and the impact of the economic environment on our business. Should an impairment be determined to have occurred, such impairment losses are recorded as a charge to income from continuing operations and notwithstanding that any such impairment would be a non-cash expense, this will likely have a significant adverse effect on our results of operations.
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
Revenue Recognition, Allowance For Doubtful Debts, Trade Discounts and Allowances and Sales Returns
     We derive revenue primarily from wafer probe and bumping, packaging and testing of semiconductor ICs. Net revenues represent the invoiced value of services rendered, net of returns, trade discounts and allowances, and excluding goods and services tax.

     Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”
     We generally do not take ownership of customer supplied semiconductors as these materials are sent to us on a consignment basis. Accordingly, the value of the customer supplied materials is neither reflected in revenue nor in cost of revenue.
     We are subject to credit risk of our customers and we make estimates of the collectibility of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowance when there is doubt as to the collectibility of individual accounts. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, the customer’s historical payment history, its current creditworthiness and current economic trends. We mitigate our credit risk through our credit evaluation process, credit policies, and credit control and collection procedures but these methods cannot eliminate all potential credit risk losses. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate. Our actual uncollectible accounts have not historically been significantly different from our estimates.
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
     We did not record any impairment charges in 2006. In 2007, we recorded impairment charges of $1.7 million on the disposal of the packaging and test equipment related to discrete power packages to Mingxin. In 2008, we recorded equipment impairment charges of $21.1 million as a result of our Company’s ongoing assessment of property, plant and equipment for impairment.
     See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company —We may not be able to develop or access leading technology which may affect our ability to compete effectively.”
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
Valuation of Goodwill
     We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine the fair value based on a weighting of income or market approaches, or combination of both. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.
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

     We performed an impairment review of the goodwill associated with the acquisition of ChipPAC at the end of 2004, with the determination of fair value supplemented by independent appraisal and recorded an impairment charge of $453.0 million to our results of operations in 2004. In 2006, 2007 and 2008, we completed our annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims and litigations may include allegations of infringement of intellectual property rights of others, disputes over tax assessments, environmental liability, labor, products, as well as other claims of liabilities.
     We assess the likelihood of an adverse judgment or outcome for these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. The required reserves may change in the future due to new developments impacting the probability of a loss, the estimate of such loss, and the probability of recovery of such loss from third parties.
Results of Operations
     The following table sets forth the composition of revenue by product group and test services as a percentage of net revenues:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Net revenues
Packaging — laminate	55.5%	56.3%	56.5%
Packaging — leaded	18.3	18.4	18.0
Test and other services	26.2	25.3	25.5

Total net revenues	100.0%	100.0%	100.0%

     The following table sets forth certain data as a percentage of net revenues for the periods indicated:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Net revenues	100.0%	100.0%	100.0%
Gross profit	20.2	19.5	16.5
Selling, general and administrative	8.6	6.8	7.1
Research and development	1.9	2.1	2.3
Restructuring charges	0.1	0.1	1.2
Equipment impairment	—	—	1.2
Accelerated share-based compensation	—	—	0.1
Tender offer expenses	—	0.7	—
Held for sale asset impairment	—	0.1	—
Operating income	9.6	9.7	4.6
Other income (expense), net	(2.6)	(1.9)	(1.6)
Income tax expense	(1.6)	(1.8)	(1.1)
Minority interest	(0.6)	(0.3)	(0.3)
Net income	4.8%	5.7%	1.6%

Year Ended December 28, 2008 Compared to Year Ended December 30, 2007
Net Revenues
     We derive revenues primarily from packaging and testing of laminate and leaded packages. Net revenues were $1,658.2 million in 2008, an increase of 0.4% compared to $1,651.6 million in 2007. The net revenues increase in 2008 was primarily due to increased packaging revenue from contribution from our factory in Pathumthani, Thailand, which we acquired in October 2007.
     Our packaging revenues in 2008 increased 0.2% to $1,236.0 million, compared to 2007. Unit volumes of our total packaging in 2008 were 1.0% lower compared to 2007 and resulted in $12.5 million decrease in packaging revenues. Average selling prices per pin for packaging services in 2008 increased 1.2%, compared to 2007 due to favorable changes in product mix and contributed to an increase of $15.0 million in revenue. Revenues from test and other services in 2008 increased 1.0% to $422.2 million, compared to 2007.
     In 2008, revenue contribution from the communications market decreased 0.7% over 2007 to $858.5 million and represented 51.8% of our revenues in 2008, compared to 52.5% of our net revenues in 2007. Revenue contribution from consumer, multi-applications and other markets in 2008 decreased 0.4% to $524.3 million and represented 31.6% of our net revenues in 2008 compared to 32% of our net revenues in 2007. Revenue contribution from the PC market in 2008 increased 1.1% to $275.4 million and represented 16.6% of our net revenues in 2008 compared to 15.5% of our net revenues in 2007. We expect to continue to depend on the communications, consumer and multi-applications, and PC markets for substantially all of our net revenues.
Gross Profit
     Gross profit in 2008 was $274.4 million, a decrease of $46.9 million compared to $321.3 million in 2007. Gross profit as a percentage of net revenues was 16.5% in 2008, compared to 19.5% in 2007. In 2008, gross margin decreased primarily due to lower equipment utilization and higher material cost. Overall equipment utilization was approximately 64% in 2008 compared to approximately 75% in 2007. Gross profit in 2008 included share-based compensation expense under SFAS 123(R) of $0.9 million in 2008 compared to $4.8 million in 2007, which reduced the gross margin by 0.1% in 2008. Our cost of revenues consist principally of fixed costs such as depreciation expenses, facility rental, utilities and facility operating costs and variable costs such as materials, payroll and operating supplies. We continue to experience higher cost as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, Chinese Renminbi and Malaysian Ringgit against the U.S. dollar, particularly in the nine months ended September 28, 2008.
Selling, General and Administrative
     Selling, general and administrative expenses were $118.3 million in 2008, an increase of 5.1% compared to $112.6 million in 2007. As a percentage of net revenues, selling, general and administrative expenses was 7.1% in 2008 compared to 6.8% in 2007. The increase in selling, general and administrative expenses in 2008 was primarily due to our acquisition of our factory in Pathumthani, Thailand in October 2007 and the Asian currencies appreciation against the U.S. dollar, particularly in the nine months ended September 28, 2008, partially offset by lower share-based compensation expense. In 2008, share-based compensation expense under SFAS 123(R) was $0.9 million, compared to $3.1 million in 2007.
Research and Development
     Research and development expenses were $37.8 million in 2008, an increase of $2.9 million, compared to $34.9 million in 2007. Research and development expenses increased primarily due to the establishment of a facility for the research and development of advanced wafer integration technology in May 2007. As a percentage of net revenues, research and development expenses were 2.3% in 2008, compared to 2.1% in 2007.
Equipment Impairment
     In 2008, we recorded an impairment charge of $21.1 million as a result of our ongoing assessment of property, plant and equipment for impairment. The $21.1 million equipment impairment was taken because continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced the anticipated future usage of such equipment.

     We did not recorded any impairment charge in 2007 from our ongoing assessment of property, plant and equipment in connection with demand and anticipated future usage.
Restructuring Expenses
     We recorded restructuring expenses of $19.8 million in 2008, compared to $1.0 million in 2007. The restructuring expenses in 2008 consisted of severance and related charges of $6.0 million in connection with our reduction of our workforce by 335 employees in the nine months ended September 28, 2008 and a further severance and related charges of $13.8 million in connection with our restructuring plan involving the reduction of approximately 1,600 employees, representing approximately 12% of our global workforce, which we announced in December 2008. We implemented the restructuring plan to aggressively reduce our operating costs in response to the severe operating environment. The workforce reduction is expected to be completed in the first quarter of 2009.
     In 2007, certain restructuring plans were executed to reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 143 employees, related to the restructuring. Severance and related charges of $1.0 million were incurred and expensed in 2007.
Accelerated Share-based Compensation
     The STATS ChipPAC Ltd. Performance Share Plan was terminated in 2008. As a result, we recorded $1.6 million of accelerated share-based compensation expense in 2008. No accelerated share-based compensation expense was incurred in 2007.
Tender Offer Expenses
     In 2007, we incurred $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer from STSPL, a wholly-owned subsidiary of Temasek. No tender offer expenses were incurred in 2008.
Held for Sale Asset Impairment
     In 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test assets related to our discrete power business. No held for sale asset impairment was made in 2008.
Net Interest Income (Expense)
     Net interest expense was $30.3 million in 2008, compared to $33.2 million in 2007. Interest income was $5.7 million in 2008, compared to $7.3 million in 2007. The decrease in interest income in 2008 was primarily due to lower interest rates, partially offset by higher cash balances in 2008 compared to 2007.
     Interest expense was $36.0 million in 2008, compared to $40.5 million in 2007. The decrease in interest expense was primarily due to our redemption of $115.0 million aggregate principal amount of our zero coupon notes from November 2007 through June 2008, the conversion of $134.5 million aggregate principal amount of our 2.5% convertible notes into ordinary shares by Temasek, through its wholly-owned subsidiary, STSPL, and decreases in short-term and long-term debts in Thailand, Taiwan and South Korea, in the aggregate of $191.1 million. Total outstanding interest-bearing debt was $473.5 million and $664.6 million as of December 28, 2008 and December 30, 2007, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain was $5.2 million in 2008, compared to $2.5 million in 2007. These cash and non-cash gains were due primarily to the fluctuations in 2008 compared to the same periods in 2007 between the exchange rates of the U.S. Dollar and the Singapore dollar, the South Korean Won, the Chinese Renminbi and the Thai Baht.
Other Non-Operating Income (Expense), Net
     Net other non-operating income was $0.03 million in 2008 compared to net other non-operating expense of $0.4 million in 2007.

Income Tax Expense
     We record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax asset would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination is made. In 2008, we increased valuation allowance on our deferred tax assets by $25.4 million. Our consolidated income tax expense was $19.2 million in 2008, compared to $29.6 million in 2007 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.
Year Ended December 30, 2007 Compared to Year Ended December 31, 2006
Net Revenues
     We derive revenues primarily from test and packaging of laminate and leaded packages. Net revenues were $1,651.6 million in 2007, an increase of 2.1% compared to $1,616.9 million in 2006. The increase was primarily due to the contribution from our factory in Pathumthani, Thailand, acquired in October 2007. This was partially offset by weak demand from certain large customers.
     Our packaging revenue in 2007 increased 3.3% to $1,233.6 million compared to 2006. Unit volumes of our total packaging in 2007 were 1.4% higher compared to 2006 and resulted in an increase of $16.8 million in revenue. The average selling prices for our services have generally decreased over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in 2007 increased 1.9% compared to 2006, primarily due to changes in product mix, and contributed to an increase of $22.5 million in revenue. Revenue from test and other services in 2007 decreased 1.1% to $418.0 million compared to 2006.
     In 2007, revenue contribution from the communications market decreased 4.2% over 2006 to $867.2 million and represented 52.5% of our revenues compared to 56.7% of our revenues in 2006. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets increased 7.3% over 2006 to $528.5 million and represented 32.0% of our revenues in the 2007 compared to 24.7% of our revenues in 2006. Revenue contribution from the PCs market decreased 3.2% over 2006 to $255.8 million and represented 15.5% of our revenues in 2007 compared to 18.7% of our revenues in 2006. We expect to continue to depend on the communications, consumer and multi-applications, and the PCs market for substantially all of our net revenues.
Gross Profit
     Gross profit in 2007 was $321.3 million, a decrease of $4.9 million compared to $326.2 million in 2006. Gross profit as a percentage of net revenues was 19.5% in 2007, compared to 20.2% in 2006. Gross profit in 2007 included $4.8 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R), which reduced gross margin by 0.3% in 2007. Overall equipment utilization was approximately 75% in both 2007 and 2006. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won, Chinese Renminbi, Thai Baht and Malaysian Ringgit against the U.S. dollar in 2007 when compared to 2006.
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
Held for Sale Asset Impairment
     In 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test equipment related to our discrete power packaging business. We did not record any held for sale asset impairment charge in 2006.
Restructuring Charges
     In 2007 and 2006, certain restructuring plans were executed to reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 143 and 556 employees, respectively, related to the restructuring. Severance and related charges of $1.0 million and $1.9 million were incurred and expensed in 2007 and 2006, respectively.
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

Quarterly Results
     The following table sets forth our unaudited results of operations, including as a percentage of net revenues, for the eight fiscal quarters ended December 28, 2008. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

	Fiscal Quarter Ended
	April 1,	July 1,	September 30,	December 30,	March 30,	June 29,	September 28,	December 28,
	2007	2007	2007	2007	2008	2008	2008	2008
	(In thousands)

Net revenues	$390,470	$370,183	$414,231	$476,676	$427,242	$434,142	$472,191	$324,613
Cost of revenues	(312,911)	(303,236)	(330,337)	(383,800)	(352,704)	(359,452)	(384,829)	(286,812)

Gross profit	77,559	66,947	83,894	92,876	74,538	74,690	87,362	37,801

Operating expenses:
Selling, general and administrative	27,999	28,036	26,603	29,955	31,466	28,616	29,296	28,959
Research and development	8,185	8,985	9,006	8,742	10,005	9,279	10,100	8,441
Restructuring charges	—	990	—	—	900	—	5,130	13,760
Equipment impairment	—	—	—	—	—	—	21,091	—
Accelerated share-based compensation	—	—	—	—	—	1,562	—	—
Tender offer expenses	6,808	4,114	—	—	—	—	—	—
Held for sale asset impairment	—	1,725	—	—	—	—	—	—

Total operating expenses	42,992	43,850	35,609	38,697	42,371	39,457	65,617	51,160

Operating income (loss)	34,567	23,097	48,285	54,179	32,167	35,233	21,745	(13,359)
Other income (expenses), net:
Interest income (expenses), net	(8,627)	(8,124)	(7,708)	(8,733)	(9,107)	(7,574)	(6,755)	(6,865)
Foreign currency exchange gain (loss)	120	(405)	(93)	2,865	3,208	2,053	(380)	366
Equity income (loss) from equity investee	(253)	177	(113)	291	(136)	125	(392)	(1,034)
Other non-operating income (expenses), net	41	(151)	(328)	(4)	728	578	187	(1,466)

Total other expenses, net	(8,719)	(8,503)	(8,242)	(5,581)	(5,307)	(4,818)	(7,340)	(8,999)

Income (loss) before income taxes	25,848	14,594	40,043	48,598	26,860	30,415	14,405	(22,358)
Income tax benefit (expense)	(7,651)	(5,782)	(10,812)	(5,336)	(7,620)	(7,009)	(4,921)	378

Income (loss) before minority interest	18,197	8,812	29,231	43,262	19,240	23,406	9,484	(21,980)
Minority interest	(1,150)	(1,383)	(1,369)	(1,916)	(1,387)	(1,290)	(1,602)	(169)

Net income (loss)	$17,047	$7,429	$27,862	$41,346	$17,853	$22,116	$7,882	$(22,149)

	Fiscal Quarter Ended
	(As a Percentage of Net Revenues)
	April 1,	July 1,	September 30,	December 30,	March 30,	June 29,	September 28,	December 28,
	2007	2007	2007	2007	2008	2008	2008	2008

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(80.1)	(81.9)	(79.7)	(80.5)	(82.6)	(82.8)	(81.5)	(88.4)

Gross profit	19.9	18.1	20.3	19.5	17.4	17.2	18.5	11.6

Operating expenses:
Selling, general and administrative	7.2	7.6	6.4	6.3	7.4	6.6	6.2	8.9
Research and development	2.1	2.4	2.2	1.8	2.3	2.1	2.1	2.6
Equipment impairment	—	—	—	—	—	—	4.5	—
Restructuring charges	—	0.3	0.0	—	0.2	—	1.1	4.2

	Fiscal Quarter Ended
	(As a Percentage of Net Revenues)
	April 1,	July 1,	September 30,	December 30,	March 30,	June 29,	September 28,	December 28,
	2007	2007	2007	2007	2008	2008	2008	2008
Accelerated share-based compensation	—	—	—	—	—	0.4	—	—
Tender offer expenses	1.7	1.1	0.0	—	—	—	—	—
Held for sale asset impairment	—	0.5	—	—	—	—	—	—

Total operating expenses	11.0	11.9	8.6	8.1	9.9	9.1	13.9	15.7

Operating income	8.9	6.2	11.7	11.4	7.5	8.1	4.6	(4.1)
Other income (expenses), net:
Interest income (expenses) net	(2.2)	(2.2)	(1.9)	(1.8)	(2.1)	(1.7)	(1.4)	(2.1)
Foreign currency exchange gain (loss)	0.0	(0.1)	(0.0)	0.6	0.8	0.5	(0.1)	0.1
Equity income (loss) from investment in equity investee	(0.1)	0.0	(0.0)	0.1	(0.0)	0.0	(0.1)	(0.3)
Other non-operating income (expenses), net	0.0	0.0	(0.1)	0.0	0.2	0.1	0.0	(0.5)

Total other income (expenses), net	(2.3)	(2.3)	(2.0)	(1.1)	(1.1)	(1.1)	(1.6)	(2.8)

Income before income taxes	6.6	3.9	9.7	10.3	6.4	7.0	3.0	(6.9)
Income tax expense	(2.0)	(1.6)	(2.6)	(1.1)	(1.8)	(1.6)	(1.0)	0.1

Income before minority interest	4.6	2.3	7.1	9.2	4.6	5.4	2.0	(6.8)
Minority interest	(0.3)	(0.4)	(0.3)	(0.4)	(0.3)	(0.3)	(0.3)	(0.1)

Net income	4.3%	1.9%	6.8%	8.8%	4.3%	5.1%	1.7%	(6.9)%

Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash and cash equivalents and marketable securities. As of December 28, 2008, we had cash, cash equivalents and marketable securities of $352.8 million. We also have available lines of credit and banking facilities consisting of loans, overdrafts, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $263.2 million, of which $88.6 million was utilized as of December 28, 2008. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities and service offerings. We spent $239.0 million on capital expenditures in 2008, compared to $268.8 million in 2007. Our capital expenditure in 2008 was lower than 2007 due to the impact of the deterioration in the global economic condition to our business outlook.
     In March 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including accrued interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents.
     In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million payable over the next four years commencing October 2, 2008. We funded $50.0 million of the purchase price with our working capital, including our cash and cash equivalents, and issued a promissory note bearing interest of 6.0% per annum for the balance $46.8 million purchase price, after taking into account a contractual net-off of $3.2 million of receivables from LSI. The first annual installment of $20.0 million was paid to LSI on October 2, 2008.
     In November 2007, we paid a total of $114.1 million (including accrued yield-to-maturity interest up to November 7, 2007) to redeem $96.4 million aggregate principal amount of our zero coupon convertible notes. We financed the redemption with cash and short-term borrowings. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal of our zero coupon convertible notes for $14.7 million (including accrued yield-to-maturity interest) and $2.9 million (including accrued yield-to-maturity interest), respectively. We financed the repurchases with our cash and cash equivalents. In June 2008, we redeemed the remaining $3.7 million principal amount, representing 3.2% of the original principal amount of our zero coupon convertible notes.

We paid an aggregate consideration of $4.5 million (including accrued yield-to-maturity interest) and financed the redemption with cash in hand.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of the outstanding $134.5 million principal amount of our 2.5% convertible notes into 145.1 million of our ordinary shares.
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
     Among other conditions, the proposed capital reduction was subject to and conditional upon us being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
     In February 2009, we announced that we will not be proceeding with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, we has not been able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.
     At the annual general meeting in April 2008, our shareholders approved the amendments to, and renewal of, our share purchase mandate, authorizing the repurchase of up to 2.5% of the issued ordinary shares in the capital of our Company as of the date of the annual general meeting. The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held or the date which the approval is revoked or varied. As of December 28, 2008, we have not repurchased any shares. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance any repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations for 2009. However, under the current extreme market conditions as discussed under “— Global Market Conditions,” there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations.
     If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions generally or in the semiconductor industry more specifically or otherwise, or our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, or the expansion of our business or otherwise, we may have to seek additional financing. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.
Total Borrowings
     As of December 28, 2008, our total debt outstanding consisted of $473.5 million of borrowings, which included $215.0 million of our 6.75% senior notes due 2011, $150.0 million of our 7.5% senior notes due 2010, and other long-term and short-term borrowings.
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
     In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPAC (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum, payable annually, for the balance of the purchase price. The amount payable to LSI under the promissory note after contractual netting of certain receivables from LSI of $3.2 million amounted to $26.8 million as of December 28, 2008. The promissory note is payable in annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first annual installment of $20.0 million was paid on October 2, 2008.
     In November 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon convertible notes pursuant to demands for redemption from note holders in accordance with the indenture governing these notes. We paid a total amount of $114.1 million (including yield-to-maturity interest accrued up to November 7, 2007) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings.
     In January and February 2008, we repurchased the $12.4 million and $2.5 million aggregate principal of our zero coupon convertible notes for $14.7 million (including accrued yield-to-maturity interest) and $2.9 million (including accrued yield-to-maturity interest) respectively. We financed the repurchase of the $12.4 million and $2.5 million aggregate principal amount of these convertible notes with our cash and cash equivalents.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of the outstanding $134.5 million principal amount of our 2.5% convertible notes into 145.1 million of our ordinary shares.
     In June 2008, we redeemed the remaining $3.7 million principal amount, representing approximately 3.2% of the original principal amount, of our zero coupon convertible notes. We paid an aggregate consideration of $4.5 million (including accrued yield-to-maturity interest) and financed the redemption with cash in hand.
     STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank in South Korea with a credit limit of $25.0 million. During 2006, we borrowed $12.0 million under this facility to finance our purchase of a building and land in South Korea. In 2007, we borrowed an additional $3.6 million under this facility. As of December 28, 2008, the interest rate for our $12.0 million loan was 3.7% per annum and the interest rate for our $3.6 million loan was 3.5% per annum. Interest is payable on a monthly basis. The principal on the $12.0 million loan is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on our $3.6 million loan is repayable at maturity in June 2009. As of December 28, 2008, $0.6 million was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26.4 million as of December 28, 2008. As of December 28, 2008, $6.6 million of the loans was outstanding.
     STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility ($106.9 million based on the exchange rate as of January 30, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown which took place on February 18, 2007. As of December 28, 2008, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion ($20.8 million based on the exchange rate as of January 30, 2009) under the term loan facility. The term loan facility bore interest at a rate of 3.6% per annum in 2008 and interest is payable on a quarterly basis. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of December 28, 2008, the outstanding balance on this facility was $21.2 million.
     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.0 billion ($29.7 million based on the exchange rate as of January 30, 2009) of bank and credit facilities from various other banks and financial institutions, of which $3.9 million borrowings was outstanding as of December 28, 2008. These credit facilities have varying interest rates ranging from 2.2% to 2.7% per annum and maturities ranging from 2009 through 2012.
     We have a line of credit from Bank of America with a credit limit of $50.0 million of which $50.0 million was outstanding as of December 28, 2008. The principals and interest of the $50.0 million were initially payable at maturity in March 2009. We rolled-forward the principal into two loan tranches of $25.0 million each at maturity for a further period of three months.
     In 2008, we had other facilities with Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea in the aggregate of $25.0 million. These facilities expired during the year.

     At December 28, 2008, we had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of $41.6 million with financial institutions.
Off-Balance Sheet Arrangements
     We provided tax guarantee to the South Korean tax authorities as discussed below under “— Contingencies.” We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, and purchase obligations. Our total off-balance sheet obligations were approximately $170.4 million as of December 28, 2008.
Contractual Obligations
     Our total commitments on our loans, operating leases, other obligations and other agreements as of December 28, 2008 were as follows. We had no capital lease obligations as of December 28, 2008.

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands)
On balance sheet commitments:
6.75% senior notes due 2011 (1)	$—	$215,000	$—	$—	$215,000
7.5% senior notes due 2010 (1)	—	150,000	—	—	150,000
6% promissory note (1)	10,000	16,800	—	—	26,800
Long-term loans (1)	16,953	13,927	773	—	31,653
Short-term loans (1)	50,000	—	—	—	50,000
Retirement benefits	177	545	848	7,250	8,820
Other non-current liabilities (2)	—	—	—	—	—

Total on balance sheet commitments	$77,130	$396,272	$1,621	$7,250	$482,273

Off-balance sheet commitments:
Operating leases	$12,610	$19,755	$16,685	$27,115	$76,165
Royalty/licensing agreements	6,286	12,455	11,898	—	30,639
Purchase obligations:
— Capital commitments	35,709	—	—	—	35,709
— Inventory purchase commitments	27,848	—	—	—	27,848

Total off-balance sheet commitments	$82,453	$32,210	$28,583	$27,115	$170,361

Total commitments	$159,583	$428,482	$30,204	$34,365	$652,634

Notes:

(1)	Our senior notes, promissory note payable, short-term and long-term loans agreements contain provisions for the payment of interest either on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, 1-3 years and 3-5 years amount to $28.0 million, $41.8 million and $0.01 million, respectively.

(2)	Our other non-current liabilities as of December 28, 2008 were $64.1 million, including $8.8 million related to retirement and severance benefits for our employees in Malaysia and Thailand, respectively. Also included in the other non-current liabilities is $13.9 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments. Further, included in the other non-current liabilities as of December 28, 2008 was $7.5 million of liability for uncertain tax positions under Financial Accounting Standards Board (“FASB”) Interpretations 48. We are unable to reasonably estimate the timing of the amount, therefore, the liability is excluded from the table.

Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims and litigations may include allegations of infringement of intellectual property rights of others, environmental liability, labor, products, as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
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
     In May 2007, at Tessera’s request, the ITC instituted the First ITC Investigation of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted the Texas Action against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation. The target date currently set by the ITC for conclusion of the First ITC Investigation is April 2009.
     In May 2008, in response to a new complaint filed by Tessera with the ITC, the ITC instituted the Second ITC Investigation of our Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In the Second ITC Investigation, Tessera seeks an order to prevent the Respondents from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is February 2010.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
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
     In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.

     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately KRW16.0 billion ($11.6 million based on the exchange rate as of January 30, 2009) was made by the NTS relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. We do not believe that the prevailing tax treaty requires withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s MAP. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of KRW2.7 billion ($1.9 million based on the exchange rate as of January 30, 2009) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. In June 2007, the NTS extended the MAP. Based on South Korean tax law, the extension period should not exceed three years. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 28, 2008 is estimated to be KRW35.2 billion ($25.5 million based on the exchange rate as of January 30, 2009). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on our business, financial condition and results of operations.
Cash Flows From Operating Activities
     In 2008, cash provided by operations was $419.5 million compared to $411.5 million in 2007. Cash provided by operations is calculated by adjusting our net income by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, amortization of debt issuance cost, equipment impairment charges, loss or gain from sale of assets, impairment of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, minority interest, share of equity income and by changes in assets and liabilities. In 2008, non-cash related items included $286.4 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $21.1 million of equipment impairment charges, $1.1 million loss from the sale of equipment, $0.1 million from the accretion of discount on certain of our convertible notes, $1.6 million from foreign currency exchange gains, $3.6 million related to share-based compensation expense, $5.5 million from deferred taxes, $4.4 million from the minority interest in income of one of our subsidiaries and $1.4 million equity loss from equity investment.
     Working capital uses of cash included decreases in accounts payables, accrued operating expense and other payables, and amount due to affiliates and increases in amount due from affiliates, and other receivables, prepaid expenses and other assets. Working capital source of cash included decreases in accounts receivable and inventories. Inventories as of December 28, 2008 were lower as compared to December 30, 2007. Accounts receivables were lower compared to December 30, 2007 mainly due to faster collections. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 30, 2007 primarily due to timing of quarterly purchases.
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

Cash Flows From Investing Activities
     In 2008, cash used in investing activities was $283.7 million compared to $299.1 million in 2007. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $278.9 million in 2008 compared to $232.3 million in 2007. We increased our capital expenditure in 2008 compared to 2007 primarily to meet the demand from our customers and support growth strategy such as the new wafer bump line investment in the third quarter of 2008. In 2008, we received $19.1 million from the proceeds from sale of assets held for sale. In 2008 and 2007, we invested $12.9 million and $6.8 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2008 and 2007, we purchased marketable securities of $93.1 million and $27.5 million, respectively. In 2008 and 2007, we received proceeds from the sale and maturity of our marketable securities of $79.9 million and $43.3 million, respectively.
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
Cash Flows From Financing Activities
     In 2008, cash used in financing activities was $53.5 million compared to $70.5 million in 2007. In 2008, $4.7 million borrowings were made and $38.9 million of our borrowings and debts was repaid compared to $82.9 million and $177.1 million in 2007, respectively. In 2008, we repurchased $18.6 million aggregate principal amount of our zero coupon convertible notes (including accretion of discount on convertible notes and interest) at an aggregate consideration of $22.1 million. In 2007, we redeemed the remaining $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including interest) at an aggregate consideration of $36.8 million. We made $3.7 million of capital lease payments in 2007. In 2008 and 2007, we reduced our restricted cash by $0.6 million and increased our restricted cash by $0.6 million, respectively. In 2008 and 2007, we received $6.2 million and $19.9 million, respectively, from the issuance of new ordinary shares through our share plans. The total numbers of ordinary shares issued in 2008 and 2007 were 9.7 million and 27.8 million, respectively, which excluded the issuance of 145.1 million ordinary shares from the conversion of $134.5 million aggregate principal of our 2.5% convertible notes in May 2008.
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
Special Tax Status
     In February 2008, the Singapore Economic Development Board (“EDB”) offered us a new five-year tax incentive for our Singapore operations commencing July 1, 2007 whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.

Derivative Financial Instruments
     We are exposed to fluctuations in currency exchange rates and interest rates. From time to time, we may employ derivative instruments such as forward foreign currency swaps, foreign forward contracts and options and interest rate swaps to mitigate the financial risks associated with certain anticipated cash flows, assets and liabilities.
     In 2007 and 2008, we entered into foreign currency forward contracts to protect us from fluctuations in exchange rates. As of December 30, 2007 and December 28, 2008, we had a series of foreign currency forward contracts with a total contract value of approximately $206.0 million and $59.5 million, respectively, of which all qualify as cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The duration of these instruments are generally less than 12 months. As of December 28, 2008, we had realized and unrealized losses of $9.9 million and $14.5 million, respectively, on our foreign currency forward contracts qualifying as cash flow hedges. In 2008, the Company have included in earnings, loss on hedging instruments of $9.5 million due to termination of certain of its foreign currency forward contracts and unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
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
Research and Development
     See “Item 4. Information on the Company — B. Business Overview — Research and Development.”
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 157 for financial assets and financial liabilities at the beginning of the first quarter of 2008 and its adoption did not have a material impact on our consolidated financial position and results of operations. In February 2008, the FASB issued Staff Position No. 157-2 (“FSP 157-2”), which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. In October 2008, the FASB issued Staff Position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The adoption of FSP 157-3 did not have an effect on our consolidated financial position and results of operations.
     We are currently assessing the impact of SFAS 157 for nonfinancial assets and nonfinancial liabilities on our consolidated financial position and results of operations. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. See Note 25 of our consolidated financial statements included in “Item 18. Financial Statements” for fair value information of our financial assets and liabilities.
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
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses to be reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The adoption of SFAS 159 at the beginning of the first quarter of 2008 did not have a material effect on our financial statements.
     In December 2007, the FASB issued SFAS No. 141(Revised), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations” (“SFAS141”). SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities are reversed subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. We are currently evaluating the effects, if any, that SFAS 141(R) may have on our financial statements; however, since we have acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. As of December 28, 2008, we have established deferred tax valuation allowances of $33.9 million in purchase accounting. See Note 13 of our consolidated financial statements included in “Item 18. Financial Statements” for information on deferred tax valuation allowances.
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
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the effect of SFAS 161 on our consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth the name, age (as of January 31, 2009) and position of each director and member of senior management. The business address of our directors and senior management is our registered office in Singapore.

Name	Age	Position
Board of Directors
Charles R. Wofford(1)(2)(3)(4)	75	Chairman of our Board of Directors
Tan Lay Koon	50	Director, President and Chief Executive Officer
Peter Seah Lim Huat(5)(6)	62	Director
R. Douglas Norby(1)(5)(7)	73	Director
Teng Cheong Kwee(1)(6)(8)(9)	55	Director
Tokumasa Yasui(1)(9)	64	Director
Phoon Siew Heng(8)	45	Director
Senior Management
Wan Choong Hoe	55	Executive Vice President, Chief Operating Officer
Han Byung Joon	49	Executive Vice President, Chief Technology Officer
Hal Lasky (10)	46	Executive Vice President, Chief Sales Officer
John Lau Tai Chong	49	Senior Vice President, Chief Financial Officer
Janet T. Taylor	51	Senior Vice President, General Counsel

Notes:

(1)	Determined by our Board of Directors to be independent for the purposes of the Singapore Code of Corporate Governance 2005.

(2)	Chairman of the Executive Committee.

(3)	Chairman of the Executive Resource and Compensation Committee.

(4)	Chairman of the Nominating and Corporate Governance Committee.

(5)	Member of the Executive Resource and Compensation Committee.

(6)	Member of the Nominating and Corporate Governance Committee.

(7)	Chairman of the Audit Committee.

(8)	Member of the Executive Committee.

(9)	Member of the Audit Committee.

(10)	Appointed with effect from March 27, 2008.
     Our Board of Directors held four meetings in person and three meetings by teleconference in 2008. The average attendance by directors at Board of Directors meetings they were scheduled to attend was 90%.
     Mr. R. Douglas Norby was nominated for election as our director pursuant to the terms of the merger agreement governing our merger with ChipPAC and elected as our director at our extraordinary shareholders’ meeting on August 4, 2004.
     Other than with respect to Mr. R. Douglas Norby, there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. There are no familial relationships among any of our directors, senior management or substantial shareholders. In January 2005, Mr. Seah became a member of the Temasek advisory panel.

Mr. Phoon was appointed Senior Managing Director, Strategy, of Temasek in November 2008. While employed by Temasek, director fees paid by us with regard to Mr. Phoon’s service on our board are paid directly to Temasek.
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
Tan Lay Koon
     Mr. Tan Lay Koon has been our President and Chief Executive Officer and a member of our Board of Directors since June 2002. Mr. Tan joined us in May 2000 as our Chief Financial Officer and in August 2004, he led the formation of STATS ChipPAC with the acquisition of ChipPAC and became our founding President and Chief Executive Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various senior positions in government and financial institutions in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.
Peter Seah Lim Huat
     Mr. Peter Seah Lim Huat has been a member of our Board of Directors since July 2002. He has also been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of Singapore Technologies Pte. Ltd. and a member of its board of directors. He was a banker for 33 years before retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered and StarHub Ltd. His other appointments include being a member of S. Rajaratnam School of International Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry Pte Ltd. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.
R. Douglas Norby
     Mr. R. Douglas Norby has been a member of our Board of Directors since August 2004. Mr. Norby was a member of the board of directors of ChipPAC, Inc. prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of Alexion Pharmaceuticals, Inc., Neterion, Inc., Nexx Systems, Inc. and Intellon Corporation, and serves as the Chairman of each of such companies’ audit committee. Mr. Norby also serves as a consultant to Nanosolar, Inc., a private company. He received his Bachelor of Arts in Economics from Harvard University and Master of Business Administration from Harvard Business School.
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

Tokumasa Yasui
     Mr. Tokumasa Yasui has been a member of our Board of Directors since January 2007. Mr. Yasui was an Advisor and Special Advisor to the President of Renesas Solutions Corp., a subsidiary of Renesas Technology Corp., which is a joint venture between Hitachi Ltd. and Mitsubishi Ltd, from September 2007 to December 2008 and September 2006 to August 2007, respectively. Prior to that, he was a Managing Director of Renesas Semiconductor (Malaysia) Sdn. Bhd. He has also held various senior management positions with Hitachi Ltd. where he last served as Group Executive of the Semiconductor Division. He has also served as Executive Vice President of Elpida Memory, Inc. which started as a joint venture between Hitachi Ltd. and NEC Corp. Mr. Yasui holds a Bachelor of Engineering and a Master of Engineering in Electrical Engineering from Kyoto University.
Phoon Siew Heng
     Mr. Phoon Siew Heng has been a member of our Board of Directors since August 2007. Mr. Phoon has been Senior Managing Director, Strategy of Temasek since November 2008. He was Executive Advisor in Wah Hin & Co. (Pte.) Ltd from January 2008 to October 2008. He was with Temasek from 1999 to September 2007 and was appointed Chief Investment Officer at Temasek in December 2006. Prior to joining Temasek, Mr. Phoon was with Standard Chartered Merchant Bank Asia Ltd. He was a Deputy Director in the Ministry of Finance, Singapore, from 1988 to 1992. He also sits on the board of directors of Alliance Financial Group Berhad, Alliance Bank Malaysia Berhad and Alliance Investment Bank Berhad. He was previously a Director of Shin Corporation Public Company Limited, SP PowerGrid Limited, SMRT Corporation Ltd, Singapore Airport Terminal Services Limited and SIA Engineering Company Limited, and a Board Commissioner in PT Bank Internasional Indonesia Tbk and PT Bank Danamon Indonesia Tbk. Mr. Phoon holds a Bachelor of Economics (Honors) from Monash University in Australia.
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
Han Byung Joon
     Dr. Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, prior to that, held various engineering positions with IBM Corporation (“IBM”) and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip-scale semiconductor packaging technologies which have been patented. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York in 1988. Dr. Han attended the Harvard Business School’s Executive Advanced Management Program in 2008.
Hal Lasky
     Mr. Hal Lasky joined us as our Chief Sales Officer in March 2008. Prior to joining us, he spent 24 years at IBM where he held a number of key leadership positions, most recently as Vice President of Worldwide Semiconductor Sales for IBM’s Microelectronics group with responsibility for worldwide semiconductor revenue, sales strategy and strategic relationships with clients in the consumer, communications and information technology markets. Prior to that, he held various senior management positions in IBM’s Systems and Technology Group, Microelectronics Business Line and Interconnect Products Business Line. Mr. Lasky holds a Bachelor of Science degree in Ceramic Engineering from Rutgers University and a Master’s degree in Materials Science and Engineering from Columbia University. He is also a graduate of the IBM Client Executive Program at Harvard Business School.

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
B. Compensation
Compensation of Directors and Senior Management
     The following table sets forth the aggregate amount of compensation, including bonus paid or proposed to be paid, for all of our directors and senior management with respect to services rendered in 2008.

	Executive	Non-executive
	Director	Directors (1)		Total (2)

Charles R. Wofford		$132,000		$132,000
Tan Lay Koon	$1,767,252			1,767,252
Peter Seah Lim Huat		46,000		46,000
R. Douglas Norby		69,000		69,000
Teng Cheong Kwee		56,000		56,000
Tokumasa Yasui		58,000		58,000
Phoon Siew Heng		44,000	(3)	44,000	(3)
Senior management (excluding our Chief Executive Officer) as a group				2,946,638

	$1,767,252	$405,000		$5,118,890

Notes:

(1)	We have sought advance approval, at our annual general meeting in April 2008, for the payment of directors’ fees of approximately $518,000 for 2008.

(2)	Does not include compensation given in the form of share options and restricted share units. For more information on share options and restricted share units granted to our directors and senior management, see “— E. Share Ownership for Directors and Senior Management.” Includes $98,175 representing payment of one-third of the notional Economic Value Added (“EVA”) bank account. See discussion below.

(3)	Including the amount paid directly to Temasek during Mr. Phoon Siew Heng’s employment at Temasek.
     We currently have seven directors on our Board. Our executive director does not receive any director fees. Our non-executive directors are paid directors’ fees. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of our Board of Directors and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2008 had been approved by our shareholders at our annual general meeting in April 2008. We intend to seek advance approval, at our general meeting to be held in April 2009, for the payment of directors’ fees of approximately $473,000 for 2009.
     We provided to our directors and officers customary directors’ and officers’ liability insurance coverage in 2008.
     At our last annual general meeting of shareholders held in April 2008, we obtained shareholders’ approval for the renewal of the share repurchase program within specified mandates relating to maximum repurchase price, volume, timing and manner of repurchases. We intend to effect any such repurchases in compliance with Rule 10b-18 under the Exchange Act. The share repurchase program, among other things, allows us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) for our employee share plans. We intend to seek shareholders’ approval for the renewal of the share repurchase program at our annual general meeting to be held in April 2009.
     Our overall compensation scheme continues to include a short-term (annual) cash incentive plan to reward our senior executives and other eligible employees for their performance and contributions. The short-term incentive plan is funded by a pool of monies that we set aside based on a predetermined aggregate percentage of payroll. Payment in 2009 with respect to services rendered in 2008 is dependant on the participant’s level of achievement measured against corporate financial targets, as well as plant and functional goals. Each participant has a bonus target measured as a percentage of base salary.
     In addition to the short-term incentive plan, the directors, senior executives and other designated employees were eligible to participate in a restricted share plan until it was terminated in March 2008. See “— E. Share Ownership for Directors and Senior Management — Employees’ Share Ownership Schemes.”
     Our Board of Directors is considering a long-term equity grant plan for non-executive directors under which ordinary shares or cash may be awarded depending on our Company’s performance measured against specific targets over a period of time. The awards under such proposed plan may take the form of ordinary shares or cash depending on the form of the plan to be determined by our Board of Directors and approved by shareholders.
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
     The amount of the group incentive EVA pool is derived from the annual wage increments of the participants and a sharing of the positive EVA and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool is based on the collective achievement of the corporate goals, achievement of individual performance targets and individual scoring on corporate values. Each eligible senior executive has his or her own notional EVA bank account. The bonus earned each year is added to his or her notional EVA bank account, and payment is made only when there was a positive EVA bank balance in the notional EVA bank account. This incentive plan was suspended for the year 2005 while our compensation plan was under review and was resumed in year 2006. Payments were made under this plan in 2006, 2007 and 2008. Payments may continue to be made under this incentive plan but there have been no additional amounts allocated to the notional EVA bank accounts since 2006.
Pension, Retirement or Similar Benefits
     We do not provide any post-retirement benefits other than those pursuant to the plans required or permitted by local regulations and described below.
     Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for 2006, 2007 and 2008 was approximately $9.1 million, $10.7 million and $8.2 million, respectively. In accordance with the National Pension Act of South Korea, a certain portion of these severance benefits are deposited with the Korean National Pension Fund.

     Additionally, under the National Pension Act of South Korea, STATS ChipPAC Korea Ltd. is required to contribute a certain percentage for pension based on each employee’s salary to the Korean National Pension Fund. The expense for the pension benefits in 2006, 2007 and 2008 was approximately $2.8 million, $3.3 million and $3.3 million, respectively.
     Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens or Singapore permanent residents. The aggregate expenses under this plan were approximately $5.3 million in 2006, $6.1 million in 2007 and $6.9 million in 2008.
     Under Chinese law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our employees in China. In 2006, 2007 and 2008, the aggregate expenses under this plan were approximately $2.2 million, $3.1 million and $3.4 million, respectively.
     Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees in Malaysia except for contract and foreign workers. STATS ChipPAC Malaysia Sdn. Bhd.’s total expenses under this plan in 2006, 2007 and 2008 were approximately $2.0 million, $2.2 million and $2.2 million, respectively. Each employee with more than 20 years of service with STATS ChipPAC Malaysia Sdn Bhd is entitled to a single sum payment of $3,012 upon his or her mandatory retirement from his or her employment at age 55 years. We paid approximately $51,600, $84,500 and $88,400 for such retirement payments in 2006, 2007 and 2008, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
     Under Thai law, we make monthly contributions based on the statutory funding requirement into the Employee Provident Fund for substantially all of our employees in Thailand. The aggregate expenses under this plan were approximately $153,000 in the period from October 2, 2007 (when we acquired LSI’s assembly and test operations in Thailand) to December 31, 2007 and $632,000 in 2008.
     Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited based on their length of service and latest salary at the time of retirement or involuntary termination. The expense for severance benefits in 2007 and 2008 was approximately $1.4 million and $0.7 million, respectively.
     ChipPAC and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where our Company matches 50% of employee contributions up to 6% of eligible employee compensation. Our matching contributions under the 401(k) plan were approximately $457,000, $470,000 and $471,000 in 2006, 2007 and 2008, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of $2,000 and $28 per person and are accrued on a monthly basis. Returns on the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
     Under Taiwanese law, STATS ChipPAC Taiwan Semiconductor Corporation and STATS ChipPAC Taiwan Co., Ltd. are required to make monthly contributions based on the statutory funding requirement for substantially all of the employees in Taiwan into the employee’s individual pension account overseen by the Bureau of Labor Insurance. In 2006, 2007 and 2008, the aggregate expenses under this plan for STATS ChipPAC Taiwan Semiconductor Corporation were approximately $364,000, $334,000 and $315,000, respectively, and for STATS ChipPAC Taiwan Co., Ltd. were approximately $99,000, $141,000 and $174,000, respectively.
     STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 28, 2008, there was no shortfall in the plan’s assets. Total pension plan expenses in 2006, 2007 and 2008 were approximately $5,000, $7,000 and $19,000, respectively.

C. Board Practices
Board of Directors
     Our Articles of Association set the minimum number of directors at two. We currently have seven directors. A number of our directors are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but is generally equal to (but not less than) one-third of our Board of Directors, with the directors who have been in office longest since their last re-election or appointment standing for re-election. Our Articles of Association also provide that the Board of Directors has the power to appoint any person to be a director to fill a casual vacancy or as an additional director. These persons may only be directors until the next annual general meeting of shareholders but are eligible for re-election. Accordingly, the appointments of Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui will expire, and we intend to seek shareholders’ approval for their re-election, at the next annual general meeting of shareholders to be held in April 2009.
     Under the Companies Act, Chapter 50 of Singapore (“Companies Act”), the term of any director expires on the date of the annual general meeting of shareholders immediately following the date on which that director turns 70 years of age, although he or she is thereafter eligible for re-appointment. Directors who are aged 70 or older are eligible for re-appointment upon the approval of our shareholders by way of an ordinary resolution passed at an annual general meeting and, if re-appointed, will hold office until the next annual general meeting of the shareholders. Accordingly, the appointments of Mr. Charles R. Wofford and Mr. R. Douglas Norby will expire, and we intend to seek shareholders’ approval for their re-appointment, at the next annual general meeting of shareholders to be held in April 2009.
     As of January 31, 2009, Temasek, through its wholly-owned subsidiary STSPL, beneficially owned approximately 83.8% of our outstanding ordinary shares. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek is able to exercise control over matters requiring the approval of our shareholders. The actions of Temasek and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations.
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
     The Audit Committee held five meetings in 2008.

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
     The Executive Resource and Compensation Committee is comprised entirely of non-executive directors, the majority of whom, including the Chairman, qualify as independent directors under the Singapore Code of Corporate Governance 2005. Our Board of Directors has determined that Mr. Charles R. Wofford and Mr. R. Douglas Norby are independent directors under the Singapore Code of Corporate Governance 2005.
     In July 2008, our Board of Directors adopted a new charter for our Executive Resource and Compensation Committee. Our Board of Directors has resolved, with effect from July 29, 2008, to delegate to the Executive Resource and Compensation Committee the power to review, vary (if necessary) and approve the entire specific remuneration package and service contract terms for the Chief Executive Officer and the key management executives of our Company that are at the job level of Executive Vice President and Senior Vice President and who report directly to the Chief Executive Officer as well as the plant managing directors (“Senior Management Executives”).
     The Executive Resource and Compensation Committee has delegated to the Chief Executive Officer the power to approve awards to employees at the job level of Senior Vice President and below who do not report directly to the Chief Executive Officer.
     Specifically, the duties and responsibilities of the Executive Resource and Compensation Committee include the following:
•	consider, review, vary and approve our Company’s policy for determining executive remuneration including the remuneration policy with regard to Senior Management Executives;

•	consider, review, vary (if necessary) and approve the entire specific remuneration package and service contract terms for each Senior Management Executive;

•	review and approve all of our option plans, stock plans and other equity-based plans;

•	review and make recommendations to the Board with regard to each award to Senior Management Executives under each equity based plan;

•	review and approve each award as well as the total proposed awards under each equity based plan in accordance with the rules governing each such plan, including awards to directors; and

•	approve the remuneration framework, including director’s fees for our non-executive directors.
     The Executive Resource and Compensation Committee held five meetings in 2008.
Executive Committee
     The Executive Committee currently consists of Mr. Charles R. Wofford (Chairman), Mr. Teng Cheong Kwee and Mr. Phoon Siew Heng.
     The main objective of the Executive Committee is to enable our Board of Directors to delegate some of its powers and functions regarding the governing of our affairs and the affairs of our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board of Directors. The Executive Committee also meets with our senior management to review our annual budget and financial performance.
     The Executive Committee held four meetings in 2008.

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
     We adopt the following practices which are consistent with the Singapore Code of Corporate Governance 2005:
•	The Nominating and Corporate Governance Committee comprises not less than three directors, the majority of whom, including the Chairman, qualify as independent directors under the Singapore Code of Corporate Governance 2005. Our Board of Directors has determined that Mr. Charles R. Wofford and Mr. Teng Cheong Kwee are independent directors under the Singapore Code of Corporate Governance 2005.

•	The Nominating and Corporate Governance Committee’s duties and responsibilities include the following:
(i)	the identification of qualified candidates to become members of our Board of Directors;

(ii)	the selection of nominees for election as directors at the next annual meeting of shareholders (or extraordinary general meeting of shareholders at which directors are to be elected);

(iii)	the selection of candidates to fill any vacancies on our Board of Directors;

(iv)	the development and recommendation to our Board of Directors of a set of corporate governance guidelines and principles applicable to our Company (being our Code of Business Conduct and Ethics); and

(v)	the oversight of the evaluation of our Board of Directors and its’ committees.
     The Nominating and Corporate Governance Committee held two meetings in 2008.
D. Employees
     As of February 12, 2009, we employed 11,145 full-time employees and 448 temporary or contract employees. The average number of temporary or contract employees in 2008 based on the number of temporary or contract employees at the end of each month was 674 per month.
     As of December 28, 2008, approximately 77.3% of our South Korean employees were represented by the STATS ChipPAC Korea Labor Union and are covered by a collective bargaining agreement and a wage agreement. The wage agreement is renewed every year. The collective bargaining agreement which, among other things, covers basic union activities, working conditions and welfare programs is renewed every other year. The wage agreement was renewed in 2008 and is effective through March 31, 2009. The collective bargaining agreement was renewed in 2007 and is effective through April 30, 2009.
     Management and the STATS ChipPAC Korea Labor Union have negotiations and meetings on a regular basis in order to discuss various issues and share concerns relating to the employees and the financial condition of STATS ChipPAC Korea. We believe that management has a good relationship with the STATS ChipPAC Korea Labor Union.
     The following table sets forth the number of our employees by function and location for the dates indicated:

	December 31,	December 30,	December 28,	February 12,
	2006	2007	2008	2009

Function:
Direct and indirect labor (manufacturing)	13,181	13,764	12,096	10,672
Indirect labor (administration)	770	809	669	636
Research and development	260	300	293	285

	December 31,	December 30,	December 28,	February 12,
	2006	2007	2008	2009

Total	14,211	14,873	13,058	11,593

Location:
Singapore	3,527	3,288	3,032	2,226
China	4,241	3,829	3,456	3,209
Malaysia	3,007	2,900	1,870	1,558
South Korea	2,513	2,698	2,618	2,613
Taiwan	645	590	580	527
Thailand	—	1,296	1,288	1,261
United States	262	252	199	185
Others	16	20	15	14

Total	14,211	14,873	13,058	11,593

E. Share Ownership for Directors and Senior Management
     Based on an aggregate of 2,202,218,293 ordinary shares outstanding as of January 31, 2009, each of our directors and senior management officers had a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly and share options granted as of such date.
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
     All of our ordinary shares have identical rights in all respects and rank equally with one another.
Share Options for Directors
     The following table contains information pertaining to share options held by our directors as of January 31, 2009.

	Number of Ordinary Shares	Per Share Exercise
	Issuable on Exercise of Option	Price (S$)	Exercisable Period
Tan Lay Koon	700,000	2.826	10/19/2001 to 10/18/2010
	325,000	2.885	04/29/2003 to 04/28/2012
	2,000,000	2.2	06/26/2003 to 06/25/2012
	700,000	1.99	08/06/2004 to 08/05/2013
	500,000	1.91	02/17/2005 to 02/16/2014
Peter Seah Lim Huat	70,000	1.99	08/06/2004 to 08/05/2013
	35,000	1.91	02/17/2005 to 02/16/2014
Teng Cheong Kwee	35,000	1.91	02/17/2005 to 02/16/2009
Employees’ Share Ownership Schemes
     In March 2008, we terminated the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”), which were adopted in April 2006, and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”) which was adopted in August 2004. The STATS ChipPAC Share Option Plan, as amended, was phased out as of December 2006 and replaced by the RSP. Upon the termination of the PSP, we cancelled the 2,935,000 unvested performance share units, which resulted in a non-cash charge of $1.6 million of accelerated share-based compensation expense in 2008.
     Our Board of Directors is considering a replacement long-term compensation strategy for senior level employees, including our Chief Executive Officer, under which ordinary shares or cash may be awarded depending on our Company’s performance measured against specified targets over a period of time. The awards may take the form of performance shares or cash bonuses depending on the final form of the plan to be determined by our Board of Directors and approved by shareholders.

     In December 2007, consistent with our plans to terminate our ADR program, we amended our plans (where necessary) to eliminate the participants’ option to elect to receive ADSs in lieu of ordinary shares. We terminated our ADR program with effect from April 30, 2008.
     At our annual shareholders’ meeting in April 2008, we obtained shareholders’ approval for amendments to, and renewal of, our share purchase mandate, authorizing the repurchase of up to 2.5% of the issued ordinary share capital as of the date of the annual general meeting to allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) under our equity incentive plans. The shareholders’ mandate was renewed at our annual general meeting held in April 2008. The shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date on which the approval is revoked or varied. As of December 28, 2008, we had not repurchased any shares. We intend to seek renewal of the shareholders’ mandate in our next annual general meeting to be held in April 2009.
STATS ChipPAC Ltd. Restricted Share Plan
     We terminated, as of March 2008, the RSP which was adopted in April 2006. The purpose of the RSP was to replace the STATS ChipPAC Share Option Plan commencing 2007 and to offer selected individuals an opportunity to acquire a proprietary interest or to increase their interest in the success of our Company through the grant of Restricted Share Units (“RSUs”).
     The RSP was administered by the Executive Resource and Compensation Committee. Employees, directors and consultants were eligible to participant in the RSP.
     Each RSU represents an unfunded, unsecured promise of our Company to issue or transfer ordinary shares of our Company with no exercise or purchase price as the award vests in accordance with a schedule determined by the Executive Resource and Compensation Committee. RSUs were granted subject to performance conditions. Each RSU has a value equal to the fair market value of an ordinary share and the Executive Resource and Compensation Committee has the authority to settle RSUs in cash or shares. RSUs granted under the plan are generally not transferable. Unvested portions of RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s RSU award until such ordinary shares have been issued or transferred pursuant to the terms of such award.
     The number of ordinary shares that may be issued under the RSP may not exceed, in the aggregate, 50 million ordinary shares of our Company (subject to anti-dilution adjustments pursuant to the RSP).
     In 2007, we granted to our directors, officers and employees RSUs representing 6,976,754 ordinary shares in seven separate grants: two grants in February 2007 aggregating 6,711,754 RSUs; two grants in April 2007 aggregating 56,000 RSUs; two grants in May 2007 aggregating 56,000 RSUs; and one grant in October 2007 for 153,000 RSUs. One-third of the RSUs granted will vest on the anniversary of the grant date over the next three years.
     As of January 31, 2009, RSUs representing 3,481,084 ordinary shares were outstanding, out of which RSUs representing 554,575 ordinary shares were held by our directors and executive officers as a group.
     We intend to settle all future vested RSUs in cash. Unvested RSUs representing 65,940 ordinary shares of resigned directors were cancelled and RSUs representing 1,405,317 ordinary shares have lapsed.
STATS ChipPAC Ltd. Employee Share Purchase Plan 2004
     We terminated, as of March 2008, the ESPP which was adopted in August 2004. We adopted the ESPP to provide our employees the opportunity to purchase our ordinary shares in order to encourage broad employee ownership, encourage employees to remain in our employ, enhance the ability to attract new employees by providing an opportunity to acquire a vested interest in our success and provide a performance incentive to our employees.
     The ESPP had been administered by the Executive Resource and Compensation Committee. Employees of our Company and designated subsidiaries were eligible to participant in the ESPP.
     Prior to the amendments to the ESPP adopted in 2006, substantially all employees could purchase our Company’s ordinary shares at a price equal to 85% of the lower of the fair market value at the beginning or the end of specified six-month purchase periods. Share purchases were limited to 15% of an employee’s eligible compensation.

     In April 2006, changes to the terms of the ESPP were approved by the shareholders. We eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined by reference to the lower of the fair market value at the beginning or the end of the specified purchase period and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, we may match up to 20% of the contributions of ESPP participants by transferring or issuing shares or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).
     In addition, in 2006, the maximum aggregate number of ordinary shares that may be issued under the ESPP was revised from 130 million ordinary shares to no more than 92 million ordinary shares of our Company (subject to anti-dilution adjustment pursuant to the ESPP). As of January 31, 2009, there were no outstanding employees share purchase rights under the ESPP.
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
     As of January 31, 2009, substitute options representing 1,182,914 ordinary shares were outstanding.
STATS ChipPAC Share Option Plan, as amended
     Effective May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (the “STATS 1999 option plan”). The STATS 1999 option plan was amended from time to time to accomplish various varying objectives including, among other things, to comply with changes in applicable laws and to bring the plan in line with current market practices. Subsequently, the STATS 1999 option plan was re-named the STATS ChipPAC Share Option Plan. The STATS ChipPAC Share Option Plan, as amended, was phased out as of December 2006 and replaced by the RSP. Since December 2006, no options have been granted under the STATS ChipPAC Share Option Plan.
     The purpose of the STATS ChipPAC Share Option Plan was to offer selected individuals an opportunity to acquire or increase an ownership interest in our Company through the grant of options to purchase our ordinary shares. Options granted under the STATS ChipPAC Share Option Plan may be either nonqualified options or incentive stock options (“ISO”) intended to qualify under Section 422 of the Internal Revenue Code.
     The number of ordinary shares that may be issued under the STATS ChipPAC Share Option Plan may not exceed, in the aggregate, 198 million ordinary shares (subject to anti-dilution adjustments pursuant to the plan), including 80 million ordinary shares that may be issued under the Substitute Plans.
     The STATS ChipPAC Share Option Plan was administered by the Executive Resource and Compensation Committee. Subject to certain exceptions as provided in the plan, employees, directors and consultants are eligible for the grant of options.
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
     As of January 31, 2009, options (under the STATS ChipPAC Share Option Plan and the Substitute Plans combined) to purchase an aggregate of 13,815,900 ordinary shares were outstanding, out of which options to purchase 6,400,000 ordinary shares were held by our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from February 2009 to October 2015.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     As of January 31, 2009, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.8% of our outstanding ordinary. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek is able to exercise control over matters requiring the approval of our shareholders.
     Matters that typically require the approval of our shareholders include, among other things:
•	the election of directors;

•	the merger or consolidation of us with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.
     The following table sets forth certain information regarding the ownership of our ordinary shares as of January 31, 2009 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
Temasek(1)	1,845,715,689	83.8%

(1)	As notified to our Company by Temasek, a private limited company incorporated in Singapore, wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183), which owns 100% of the ordinary shares of STSPL. Temasek is therefore deemed to beneficially own 1,845,715,689 of our ordinary shares, which are owned directly by STSPL. The percentage beneficially owned is based on an aggregate 2,202,218,293 ordinary shares outstanding as of January 31, 2009.
     The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:
•	Prior to the tender offer by STSPL in March 2007, Temasek beneficially owned, and its wholly-owned subsidiary, STSPL, directly owned, approximately 712,228,050 ordinary shares, which represented approximately 35.6% of our outstanding ordinary shares at that time. Upon the consummation of the tender offer in May 2007, Temasek beneficially owned, and STSPL directly owned, 1,838,819,759 ordinary shares (including ordinary shares represented by ADSs and ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL in the tender offer), which represented approximately 84.2% of our outstanding ordinary shares at that time. On May 22, 2008, STSPL converted into 145.1 million ordinary shares its entire $134.5 million of our 2.5% convertible notes that it acquired in connection with its tender offer in 2007. See “Item 4. Information on the Company — A. History and Development of our Company.”
     All our ordinary shares have identical rights in all respects and rank equally with one another.

     Our ordinary shares have been traded on the SGX-ST since January 31, 2000. Our ADSs were traded on Nasdaq from January 28, 2000 to December 28, 2007. We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007 and terminated our ADR program effective April 30, 2008.
     As of January 31, 2009, 119,003 of our ordinary shares, representing less than 0.01% of our outstanding shares, were held by a total of 32 holders of record with addresses in the United States. Because many of our ordinary shares were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares is higher.
     The closing price of our ordinary shares on the SGX-ST was S$0.43 per ordinary share on January 30, 2009.
B. Related Party Transactions
     Temasek is a holding company with investments in a group of companies (the “Temasek Group”). We engage in transactions with companies in the Temasek Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms.
     We entered into a turnkey contract with Chartered in March 2000 pursuant to which we agreed to provide wafer sort, packaging and test services to Chartered. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002 and is automatically renewed on an annual basis unless otherwise terminated. This agreement governed the conduct of business between the parties relating to, among other things, our provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement did not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder. In April 2004, we entered into another test services agreement with Chartered pursuant to which we agreed to give Chartered priority to use six of our testers, and access to six additional testers, for which Chartered guaranteed minimum loading and issuance of purchase orders of $450,000 per month. This test services agreement expired in March 2005. In March 2005, we entered into a three-year partnership agreement with Chartered pursuant to which we agreed to provide wafer sort, assembly and test services to Chartered. This is not a firm commitment from Chartered to purchase from us nor is it a firm commitment from us to supply services covered thereunder. In August 2007, we entered into a three-year joint development agreement with Chartered pursuant to which we agreed to jointly develop packaging technology including, but not limited to, the flip-chip assembly technology for Chartered’s advanced wafer technologies. The joint development agreement may be terminated by either of us upon 60 days’ written notice.
     We have $9.0 million and $8.6 million of cash and cash equivalents, and $7.0 million and $19.4 million of short and long term marketable securities placed with Temasek affiliated financial institutions as of December 30, 2007 and December 28, 2008, respectively. Interest income earned were $0.3 million and $0.2 million in 2007 and 2008, respectively.
     In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST. ANST, an assembly and test company based in Wuxi, China, is a wholly-owned subsidiary of MAT and, in connection with the transaction, we acquired a 25% shareholding in MAT with CR Logic owning a 75% interest. Under the agreements entered into in connection with the joint venture, ANST has agreed to purchase more than 1,000 sets of key assembly and test equipment from STATS ChipPAC Shanghai Co., Ltd. for $35 million, to be settled in cash installments over a four year period until 2010. STATS ChipPAC Shanghai Co., Ltd. has agreed to continue to provide sales and technical support to our existing customers on specific low lead count packages until December 31, 2009. In addition, STATS ChipPAC Shanghai Co., Ltd. has agreed to refer customers to ANST for which ANST has agreed to pay a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009 and a goodwill payment of $5.0 million if the transferred revenues exceed $180 million over the four year period. The joint venture agreement entered into in connection with our share subscription and sale of assets regulates the relationships, rights and obligations of the shareholders of MAT. CR Logic proposes to assign these agreements to its sister subsidiary, CSMC Technologies Corporation, and we have consented to such assignment.
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

     All new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of our Board of Directors. We also engage in transactions with other companies directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately $18.4 million, $19.8 million and $16.7 million for 2006, 2007 and 2008, respectively.
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
     In May 2007, at Tessera’s request, the ITC instituted the First ITC Investigation of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted the Texas Action against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation. The target date currently set by the ITC for the conclusion of the First ITC Investigation is April 2009.
     In May 2008, in response to a new complaint filed by Tessera with the ITC, the ITC instituted the Second ITC Investigation of our Company and other semiconductor package assembly service providers that are defendants in the California Litigation. In the Second ITC Investigation, Tessera seeks an order to prevent the Respondents from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is February 2010.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.

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
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Price range of our ordinary shares
     The historical ‘high’ and ‘low’ prices of our ordinary shares for the periods stated are as shown below.

	Price per
	Ordinary Share
	on the SGX-ST
	(in S$)
	High	Low

Annual for 2004	2.45	0.92
Annual for 2005	1.34	0.88
Annual for 2006	1.42	0.84
Annual for 2007	1.88	1.14
Annual for 2008	1.60	0.42

Quarterly highs and lows:
— quarter ended April 1, 2007	1.84	1.14
— quarter ended July 1, 2007	1.88	1.58
— quarter ended September 30, 2007	1.75	1.45
— quarter ended December 30, 2007	1.71	1.48
— quarter ended March 30, 2008	1.60	1.10
— quarter ended June 29, 2008	1.35	1.12
— quarter ended September 28, 2008	1.17	0.82
— quarter ended December 28, 2008	0.92	0.40

	Price per
	Ordinary Share
	on the SGX-ST
	(in S$)
	High	Low

Monthly highs and lows:
August 2008	1.02	0.86
September 2008	1.05	0.60
October 2008	0.92	0.40
November 2008	0.58	0.41
December 2008	0.58	0.41
January 2009	0.53	0.40
February 2009	0.46	0.32
B. Plan of Distribution
     Not applicable
C. Markets
     Our ordinary shares are listed on the SGX-ST (SGX-ST: STATSChP).
D. Selling Shareholders
     Not applicable
E. Dilution
     Not applicable
F. Expenses of the Issue
     Not applicable
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable
B. Memorandum and Articles of Association
     We are a company limited by shares incorporated under the laws of the Republic of Singapore. Our Company’s registration number in Singapore is 199407932D.
Objects
     We were established mainly to manufacture, assemble, test and provide services relating to electrical and electronic components. We also carry out research and development work in relation to the electrical and electronic industry.
     A detailed list of all the other objects and purposes of our Company can be found in Article 3 of our Memorandum of Association which was filed as an exhibit to our annual report on Form 20-F (Registration Number 000-29103) for fiscal year ended December 31, 2006 and is available for examination at our registered office at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore.

Board of Directors
     Our Articles of Association state that a director must declare at a meeting of our Board of Directors if there are matters which may conflict with his duties or interests as a director. He is not allowed to vote in respect of any contract or arrangement or other proposal whatsoever in which he has any interest, directly or indirectly, and shall not be counted in the quorum in relation to any resolution with respect to which he is not entitled to vote. If an independent quorum is not achieved, the remaining directors may convene a general meeting.
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
     Our Articles of Association set the minimum number of directors at two. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to (but not less than) one-third of our Board, with the directors who have been in office longest since their re-election or appointment standing for re-election.
     Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. There are currently no alternate directors. Under Singapore law, the alternate director is not merely an agent of the director but is accountable to our Company for his or her actions as director during the period for which he or she acts as alternate director.
Ordinary Shares
     We have only one class of shares, namely, ordinary shares. As of December 28, 2008, there were 2,202,218,293 ordinary shares issued and allotted by our Company.
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
Take-Overs
     The Singapore Code on Take-overs and Mergers (the “Take-Over Code”) regulates the acquisition of, amongst others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our Company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.
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
C. Material Contracts
     We lease the land on which our Singapore facility is situated under a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore, pursuant to a lease agreement dated November 18, 1996. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is $30,417 (S$45,929) per month, after deducting a rebate offered by the landlord, subject to revision to market rate in March of each year, with the increase capped at 4% per annum. In July 2004, the rate of rental increase was changed from a cap of 4% per annum to a cap of the lower of 5.5% per annum of the preceding annual rental rate or to the prevailing rental rate posted by the Housing and Development Board. The new rates became effective in September 2004.
     In January 2002, we established a S$500.0 million (approximately $331.1 million based on the exchange rate as of January 30, 2009) Multicurrency Medium Term Note Program (the “MTN Program”) with Citicorp Investment Bank (Singapore) Limited. Under the MTN Program, we could, from time to time, issue notes in series or tranches in Singapore dollars or any other currencies as may be agreed upon between us and the dealers of the MTN Program. We intended to use any proceeds from the MTN Program for our general corporate purposes including capital expenditure, working capital and investments. We did not issue any notes under the MTN Program and it was terminated in December 2008.
     In connection with the MTN Program, we executed (i) a trust deed with British and Malayan Trustees Limited and (ii) an agency agreement with Citicorp Investment Bank (Singapore) Limited, as issuing and paying agent and agent bank, and British and Malayan Trustees Limited, as trustee. Together these agreements govern the relationship between each of the parties in relation to the MTN Program. Specifically, pursuant to the trust deed, British and Malayan Trustees Limited will act as trustee for the benefit of the note holders issued under the MTN Program, and pursuant to the agency agreement, Citicorp Investment Bank (Singapore) Limited will act on our behalf in relation to issues of notes made under the MTN Program.
     In March 2002, we issued $200.0 million of 1.75% convertible notes due 2007 pursuant to an indenture dated as of March 18, 2002 between ST Assembly Test Services Ltd. (now known as STATS ChipPAC Ltd.) and The Bank of New York, as trustee. These notes were our senior, unsecured and unsubordinated obligations. The convertible notes bore interest at the rate of 1.75% per annum and had a yield to maturity of 4.91%. At the maturity date on March 18, 2007, 117.665% of the principal amount was due and payable. The notes could be converted into our ordinary shares or, subject to certain limitations, ADSs, each of which represented ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price was subject to adjustments for certain events. We could elect to satisfy our obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. We had the right to redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if our shares or ADSs traded at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder had the right to require us to repurchase all or a portion of such holder’s notes at a price to yield of 4.91% per year to the redemption date. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of the notes at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. We also repurchased $26.1 million of the notes during 2005. We paid an aggregate consideration of $167.3 million for such redemptions and repurchases in 2005. On March 18, 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of the notes for an aggregate consideration (including accrued interest) of $36.8 million. The repurchase was financed with our cash and cash equivalents.
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
     On June 20, 2003, we executed a Strategic Assistance Loan Agreement with Simmtech Co. Ltd (“Simmtech”), pursuant to which we granted an interest-free loan of $5.0 million to Simmtech and Simmtech undertook to supply such quantities of equipment, materials, substrates, labor and other supplies to enable us to produce a specified number of PBGA and small thin Plastic Ball Grid Array (“stPBGA”) packages up to mid 2007. The loan was repayable in installments of $450,000, with the first installment of the repayment amount due on June 23, 2004 and thereafter on the first day of each subsequent three month period, except that the last repayment amount was due no later than July 1, 2007. In order to secure Simmtech’s obligations under the Strategic Assistance Loan Agreement to us, Simmtech deposited and pledged 0.7 million shares of common stock of Simmtech under a Pledge Agreement dated June 20, 2003 as well as transferred to us, pursuant to a Yangdo Tambo Agreement dated June 20, 2003, all its rights and interests in certain movable property to be released and re-transferred upon the repayment of the loan. On December 26, 2003, we signed a Base Capacity and Continuing Support Agreement with Simmtech and a Loan Agreement pursuant to which we granted an interest-free loan of $15.0 million to Simmtech. Under the Base Capacity and Continuing Support Agreement, which took effect on January 1, 2004, Simmtech further committed and undertook to supply certain quantities of substrates, laminates, materials and other items to enable us to produce certain specified quantities of PBGA and stPBGA packages. The loan was to be repaid in installments of $882,353, with the first installment to be paid on January 2, 2005 and subsequent installments to be paid on the first day of each subsequent three-month period, provided that the last installment was to be due no later than January 2, 2009. Under the Loan Agreement, in the event that Simmtech was to spin off its substrate manufacturing operations and form a new company to run such operations, we would be entitled to make an equity investment of up to 30% in the new company. Further, for as long as the loan remained outstanding from Simmtech, we would have the right to nominate for election one non-standing member to the board of directors of Simmtech. In order to secure Simmtech’s obligations under the Loan Agreement to us, Simmtech deposited and pledged 2.4 million shares of common stock of Simmtech under a Share Pledge Agreement dated December 26, 2003. Simmtech also transferred to us, pursuant to a Yangdo Tambo Agreement dated December 26, 2003, all its rights and interests in the equipment to be purchased using the loan sums. These rights and interests were to be released and re-transferred upon repayment of the loan. In addition, under the Factory Kun-Mortgage Agreement dated December 26, 2003, Simmtech granted us a fourth priority maximum amount factory mortgage in the amount of $15.0 million over certain property owned by Simmtech to secure its obligations to us under the Loan Agreement, Share Pledge Agreement, Yangdo Tambo Agreement and this Factory Kun-Mortgage Agreement. This factory mortgage was to be released on the date on which all of the secured obligations had been unconditionally and irrevocably paid and discharged in full. At Simmtech’s request, we discharged the pledge of 0.7 million shares on January 27, 2005 in consideration for the 2.4 million shares pledged to us under the December 26, 2003 Share Pledge Agreement. The $5.0 million and $15.0 million loans were fully repaid as of December 28, 2008.
     In November 2003, we issued our zero coupon convertible notes pursuant to an indenture dated as of November 7, 2003 between ST Assembly Test Services Ltd. (now known as STATS ChipPAC Ltd.) and The Bank of New York, as trustee. These notes are our senior, unsecured and unsubordinated obligations. The convertible notes had a yield to maturity of 4.25%. At the maturity date on November 7, 2008, 123.4% of the principal amount, comprising principal and redemption interest, would be due and payable. The notes could be converted into our ordinary shares, or subject to certain limitations, ADSs, each of which represented ten ordinary shares, at an initial conversion price of $3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The conversion price could be subjected to adjustments for certain events. We could elect to satisfy our obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. We could redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if our shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders had the option to require us to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder could require us to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date. In November 2007, we redeemed $96.4 million aggregate principal amount of the notes pursuant to note holders’ exercise of their redemption option. We paid an aggregate consideration of $114.1 million (including yield to maturity interest accrued up to November 7, 2007) for the redemption. We financed the redemption with cash and short-term borrowings. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of the notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued yield to maturity interest) and $2.9 million (including accrued yield to maturity interest), respectively, for the repurchases. On June 6, 2008, we redeemed the remaining $3.7 million principal amount of our zero coupon convertible notes. We paid a consideration of $4.5 million (including accrued interest) for the redemption and financed the repurchases with cash in hand.
     In May and June 2003, ChipPAC issued the 2.5% convertible notes pursuant to an indenture dated as of May 28, 2003 between ChipPAC, Inc. (now known as STATS ChipPAC, Inc.) and U.S. Bank National Association, as trustee. These convertible notes are ChipPAC’s unsecured and subordinated obligations. These convertible notes had a maturity date of June 1, 2008, with interest at the rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC would have been required to pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes were originally convertible into ChipPAC Class A common stock. However, as a condition precedent to the merger, we, ChipPAC and the trustee for these convertible notes entered into a supplemental indenture to modify the conversion rights of these convertible notes such that these convertible notes would be convertible into our ADSs. Pursuant to the supplemental indenture, these convertible notes could be converted into our ADSs at a conversion price of $9.267 per ADS. The conversion price could be subject to adjustments for certain events. These convertible notes were not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes could require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any. On October 11, 2004, we, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Sections 13 and 15(d) of the Exchange Act with an obligation for us to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130.5 million aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004. Payment of the consent fee of $326,250 was made on November 4, 2004.
     In May 2007, in connection with the tender offer by STSPL for equity securities of our Company, STSPL acquired $134.5 million aggregate principal amount of these convertible notes. The balance $15.5 million principal amount of the 2.5% convertible notes were converted into ADSs in May 2007. In November 2007, we entered into a letter agreement with STSPL pursuant to which STSPL agreed to the following: (1) the conversion right of these convertible notes will be satisfied by a delivery of our ordinary shares in lieu of ADSs upon conversion of these convertible notes, (2) we have no obligation to list or cause to have quoted the ADSs on Nasdaq or another national securities exchange or OTC market or any other market, (3) if our reporting obligations under the Exchange Act are terminated, we have no obligation to file with the SEC or provide the trustee for these convertible notes any reports, information or documents or comply with the provisions of the U.S. Trust Indenture Act of 1939, as amended, and (4) before STSPL transfers any of these convertible notes, it will procure the transferee to deliver a letter substantially in the form of the November 2007 letter or consent to us, ChipPAC and the trustee entering into a supplemental indenture to amend the indenture to effect the foregoing. On May 22, 2008, STSPL converted the balance $134.5 million aggregate principal amount of our 2.5% convertible notes into ordinary shares.
     In November 2004, we issued $215.0 million of 6.75% senior notes due 2011 pursuant to an indenture dated as of November 18, 2004 between STATS ChipPAC Ltd. and U.S. Bank National Association, as trustee. These notes are our senior unsecured obligations. These notes are guaranteed, on an unsecured senior basis, by all of our existing wholly-owned subsidiaries (except STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.) and our future restricted subsidiaries (except where prohibited by local law). These notes will mature on November 15, 2011, with interest at the rate of 6.75% per annum payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2005. Prior to November 15, 2008, we may redeem all or part of these notes at any time by paying a “make-whole” premium plus accrued and unpaid interest. We may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, we may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of these notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, we may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, we will be required to offer to purchase these notes at 101% of their principal amount plus accrued and unpaid interest.
     In July 2005, we issued $150.0 million of 7.5% senior notes due 2010 pursuant to an indenture dated as of July 18, 2005 between STATS ChipPAC Ltd. and U.S. Bank National Association, as trustee. These notes are our senior unsecured obligations. The senior notes are guaranteed on an unsecured senior basis, by all of our existing wholly-owned subsidiaries (except STATS ChipPAC Test

Services (Shanghai) Co., Ltd., STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Korea Ltd.) and our future restricted subsidiaries (except where prohibited by local law). These notes will mature on July 19, 2010, with interest at the rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year, commencing January 19, 2006. Prior to July 19, 2010, we may redeem all or part of these notes at any time by paying a “make-whole” premium plus accrued and unpaid interest. We may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. In addition, prior to July 19, 2008, we may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, we will be required to offer to purchase these notes at 101% of their principal amount plus accrued and unpaid interest.
     In May 2006, STATS ChipPAC Korea Ltd. entered into a three-year term loan agreement with Hana Bank in South Korea for the sum of $25.0 million, which matures on June 1, 2009. As of December 28, 2008, STATS ChipPAC Korea Ltd. had drawn down $15.6 million under the loan of which $6.6 million was outstanding. For the first $12.0 million in principal borrowed, each $1.5 million is repayable every three months with a one-year grace period. Additional amounts borrowed are payable at maturity. The floating interest rate on the loan is determined by reference to LIBOR and is payable on a monthly basis. This loan is secured by a pledge of land and a building with a combined net book value of $26.4 million as of December 28, 2008.
     In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST. In connection with the transaction, we acquired, pursuant to a subscription agreement, for a cash consideration of $10.0 million, a 25% shareholding in MAT with CR Logic owning a 75% interest. ANST, an assembly and test company based in Wuxi, China, is a wholly owned subsidiary of MAT. Under the agreements entered into in connection with the joint venture, ANST, has agreed to purchase more than 1,000 sets of key assembly and test equipment from STATS ChipPAC Shanghai Co., Ltd. for $35.0 million, to be settled in cash installments over a four year period until 2010. STATS ChipPAC Shanghai Co., Ltd. has agreed to continue to provide sales and technical support to our existing customers on specific low lead count packages until December 31, 2009. In addition, STATS ChipPAC Shanghai Co., Ltd. has agreed to refer customers to ANST for which ANST has agreed to pay a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009 and a goodwill payment of $5.0 million if the transferred revenues exceed $180.0 million over the four-year period. The joint venture agreement entered into in connection with our share subscription and sale of assets regulates the relationships, rights and obligations of the shareholders of MAT. In connection with this transaction, we received a deed of indemnity dated June 2006 from CR Logic, MAT and Wuxi China Resources Microelectronics (Holdings) Limited, under which they jointly and severally agree to indemnify each of us, MAT and ANST, as the case may be, against any losses, liabilities and damages suffered, any depletion in or reduction in value of assets, or increase in related liabilities in connection with any claim for taxation arising from transactions, earnings, accruals or receipts occurring prior to the completion all transactions contemplated under these agreements. CR Logic proposes to assign these agreements to its sister subsidiary, CSMC Technologies Corporation, and we have consented to such assignment.
     In August 2006, we entered into a facility agreement with Oversea-Chinese Banking Corporation Limited, as the arranger and agent, and six lenders for a syndicated three-year revolving line of credit of $125.0 million. The purpose of the loan facility was to fund general working capital requirements. The floating interest rate on this facility was determined by reference to LIBOR. In November 2007, we drew down $55.0 million. The loan bore interest at the rate of 6.0% per annum. The loan was repaid in December 2007 and we cancelled this loan facility on January 31, 2008, on which date no loan was outstanding.
     In August 2006, STATS ChipPAC Taiwan Semiconductor Corporation, entered into a NT$3.6 billion (approximately $106.9 million based on the exchange rate as of January 30, 2009) floating interest rate loan facility with a syndicate of lenders, with Taishin Bank as the sponsor bank. The purpose of this loan is to fund the purchase of fixed assets, refinancing existing indebtedness and/or general working capital requirements. The floating interest rate on the facility is determined by reference to a 90-day commercial paper interest rate and is payable on a quarterly basis. Each loan is repayable in nine quarterly installments commencing 24 months after the draw down date. As of December 28, 2008, approximately $21.2 million was outstanding under the term loan agreement.
     In April 2007, we entered into an agreement with Schott Advanced Packaging Singapore Pte. Ltd. for the purchase of equipment and assets relating to wafer level processing for an aggregate purchase price of S$6.8 million (approximately $4.5 million based on the exchange rate as of January 30, 2009). Immediately upon execution of this agreement, we paid the entire purchase price in a single payment to Schott Advanced Packaging Singapore Pte. Ltd. for its simultaneous sale, assignment, transfer and delivery of the equipment and assets to us. Under this agreement, we and Schott Advanced Packaging Singapore Pte. Ltd. further agreed to pay to the other 25% of any EDB grant disbursements received within 30 days of receipt of any such disbursements.

     In May 2007, STATS ChipPAC Malaysia Sdn. Bhd. entered into an agreement with Mingxin and Daheng New Epoch Technology, Inc., as guarantor, for the sale of assembly and test assets used for the manufacture of discrete power packages to Mingxin, as well as related training and technical assistance, for $10.0 million. Payment of the purchase price and transfer of the assets under the agreement will take place in three equal installments over 12 months from the commencement of the first phase of the transfer unless the transfer plan is amended or updated by mutual agreement of the parties. Additionally, for a period of five years from the commencement of the first phase of the transfer, we agreed to refer all customers of STATS ChipPAC (BVI) Limited to Mingxin in exchange for the quarterly payment by Mingxin of specified fees calculated based on its revenues from such customers, average selling prices and sales adjustments.
     In July 2007, we entered into a definitive asset purchase agreement, as amended by Amendment No. 1 dated October 2, 2007, with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Pathumthani, Thailand, which consist of a facility with approximately 463,000 square feet of floor space, manufacturing equipment and certain other assets for an aggregate purchase price of approximately $100.0 million payable over the next four years. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPAC (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum for the balance of the purchase price. Interest on the note is payable annually on all outstanding principal amounts under the note and principal is payable in four yearly installments. The amount payable to LSI under the promissory note after a contractual net-off of certain receivables from LSI of $3.2 million amounted to $46.8 million. The promissory note is payable over four annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first annual installment of $20.0 million was paid to LSI on October 2, 2008. As of December 28, 2008, $26.8 million was outstanding. In addition, in October 2007, we executed a general purchase agreement with LSI pursuant to which LSI and its affiliates will purchase from us, on an as-ordered basis, IC assembly and test services and assembled and tested ICs.
     In November 2007, we obtained a $50.0 million uncommitted facility from Bank of America. As of December 28, 2008, we had drawn down $50.0 million under this facility over two loan tranches of $25.0 million each. The principals and interest of the two loan tranches of $25.0 million each were initially payable at maturity in March 2009. These two loan tranches bear interest rate of 3.57% per annum. We have the option to roll-forward the principal at maturity for a period of one, two, three or six months. In March 2008, we rolled over the principal payable at maturity for a period of three months, respectively.
D. Exchange Controls
     Currently, there are no exchange control restrictions in Singapore.
Exchange Rates
     Fluctuations in the exchange rate between the Singapore dollar and the U.S dollar will affect the U.S. dollar equivalent of the Singapore dollar price of the ordinary shares on SGX-ST. Currently, there are no restrictions in Singapore on the conversion of Singapore dollars into U.S. dollars and vice versa.
     The following table sets forth, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average of noon buying rate in the City of New York, as certified for customs purpose by the Federal Reserve Bank of New York, for fiscal years 2004 to 2007 and based on the average closing rate appearing on Bloomberg L.P. for fiscal year 2008, on the last business day of each month.

	Singapore Dollars per US$1.00 Closing Rate
	Average (1)	Low	High	Period End

Fiscal Year
2004	1.69	1.63	1.73	1.63
2005	1.66	1.62	1.71	1.67
2006	1.58	1.53	1.67	1.53
2007	1.51	1.44	1.54	1.44
2008	1.41	1.35	1.53	1.45

Note:

(1)	The average of the daily noon buying rates, for fiscal year 2004 to 2007 and daily closing rates for fiscal year 2008 on the last business day of each month during the year.

     The following table sets forth, for the periods indicated, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average of the closing rate appearing on Bloomberg L.P.

	Singapore Dollars per US$1.00 Closing Rate
	Average (1)	Low	High	Period End

Month
August 2008	1.41	1.37	1.43	1.42
September 2008	1.43	1.42	1.44	1.44
October 2008	1.48	1.44	1.51	1.48
November 2008	1.51	1.48	1.53	1.51
December 2008	1.48	1.44	1.53	1.43
January 2009	1.49	1.44	1.51	1.51
February 2009	1.52	1.49	1.55	1.55

Note:

(1)	The average of the daily closing rates on each business day during the month.
     The above tables illustrate how many Singapore dollars it would take to buy one U.S. dollar. These transactions should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated below, or at all.
E. Taxation
Singapore Taxation
     The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof, and measures announced by the Singapore Government in the Budget Statement 2009, and are subject to enactment of such Budget measures and any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The following is a summary of the material Singapore income tax and stamp duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs (collectively, referred to as the “Securities” in this section) to a holder of the Securities who is not tax resident in Singapore. The statements below are not to be regarded as advice on the Singapore tax position of any holder of the Securities or of any person acquiring, selling or otherwise dealing in the Securities or on any tax implications arising from the acquisition, sale or other dealings in respect of the Securities. The statements made herein do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Securities and do not purport to deal with the tax consequences applicable to all categories of investors some of which (such as dealers in securities) may be subject to special rules. Prospective purchasers and holders of the Securities are advised to consult their own tax advisors as to the Singapore or other tax consequences of the acquisition, ownership or disposition of the Securities, including, in particular, the effect of any foreign, state or local tax laws to which they are subject.
Income Tax
     Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed to be received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.
     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 18% for the year of assessment 2009 and (pursuant to Budget Statement 2009) is expected to be 17% for the year of assessment 2010 (other than non-resident individuals for which the applicable rate of withholding remains at 20%). We are obligated by law to withhold tax at the source. No comprehensive tax treaty currently exists between Singapore and the United States.

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
Dividend Distributions
     Dividends received in respect of our ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore withholding tax.
     We moved to the one-tier corporate tax system on January 1, 2008. Accordingly, any dividends declared by us after January 1, 2008 will not be subject to Singapore tax in the hands of our shareholders, irrespective of tax residence of the shareholders.
Tax on Capital Gains
     Singapore does not impose tax on capital gains. However, there are currently no specific laws or regulations which address the characterization of capital gains; hence gains or profits may be construed to be of such income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. Thus, any gains or profits from the disposal of the Securities are not taxable in Singapore unless the seller is regarded as carrying on a trade or business (for example, one of dealing in Securities) in Singapore, in which case the disposal profits would be taxable as such profits would be considered revenue in nature.
     On December 30, 2005, the Inland Revenue Authority of Singapore issued a circular entitled “Income Tax Implications arising from the adoption of Singapore Financial Reporting Standards 39 (“FRS 39”) — Financial Instruments: Recognition and Measurement” (“FRS 39 Circular”). The Income Tax Act, Chapter 134 of Singapore has been amended to give legislative effect to the FRS 39 Circular. The tax regime described in the FRS 39 Circular generally applies, subject to certain “opt-out” provisions, to taxpayers who are required to comply with FRS 39 for financial reporting purposes. Holders of our Securities who are adopting FRS 39 for Singapore income tax purposes may be required to recognize gains or losses on the Securities, irrespective of disposal, in accordance with FRS 39. Holders of our Securities who may be subject to tax treatment under the FRS 39 Circular should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding or disposal of our Securities.
Stamp Duty
     There is no stamp duty payable in respect of the issuance and holding of Securities. Where Securities evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the Securities at the rate of S$0.20 for every S$100 or part thereof of the consideration for, or market value of, the Securities, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of Securities. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and received in Singapore.
     Stamp duty is not applicable to electronic transfers of ordinary shares through CDP.
Estate Duty
     Estate duty has been abolished with respect to all deaths occurring on or after February 15, 2008.

United States Federal Income Taxation
     The following is a general summary of the material United States federal income tax consequences of the ownership and disposition of the ordinary shares. This summary applies only to U.S. Holders (as defined below) that have the U.S. dollar as their functional currency and that hold ordinary shares as “capital assets.” This discussion does not address tax considerations applicable to a U.S. Holder’s special circumstances or to U.S. Holders that may be subject to special tax rules. You are a “U.S. Holder” if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. The following discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. U.S. Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences of the ownership and disposition of ordinary shares in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.
Distributions on Ordinary Shares
     Subject to the PFIC rules discussed below, distributions, if any, made with respect to the ordinary shares will be included in the income of a U.S. Holder as dividend income to the extent of our current and accumulated earnings and profits, calculated pursuant to United States federal income tax principles. Our Company does not intend to calculate our earnings and profits under U.S. federal income tax principles, therefore a U.S. Holder should expect that a distribution generally will be treated as a dividend. U.S. Holders must include such distributions in income on the date they are actually or constructively received by the U.S. Holder. It is not expected that distributions paid by our Company will represent “qualified dividend income,” and therefore such distributions would be subject to United States federal income taxation at the regular rates applicable to ordinary income.
     A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by United States corporations. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as capital gain. Such capital gain will be long-term capital gain if the U.S. Holder’s holding period of the ordinary shares is more than one year at the time of sale or exchange.
     If a taxable dividend is paid in a currency other than the U.S. dollar, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the dividend by the U.S. Holder, regardless of whether the payment is actually converted into U.S. dollars. U.S. Holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.
     Dividends received with respect to the ordinary shares will be treated as income from outside the United States and will be treated as “passive category income” or “general category income” for United States foreign tax credit purposes. Under the Internal Revenue Code, certain portions of dividends paid by a foreign corporation 50% or more of which is owned by United States persons may be treated as income from sources within the United States provided that the foreign corporation has more than a small amount of income from sources within the United States. The Singapore taxes paid under the imputation system are paid by our Company and deemed to have been distributed to and paid by our shareholders. A U.S. Holder should not be subject to United States federal income tax on such amounts, and the holder will likely not be eligible for foreign tax credits for such amounts against its United States federal income tax liability.
Sale or Exchange of the Ordinary Shares
     Subject to the PFIC rules discussed below, upon the sale or exchange of an ordinary share, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or exchange and (ii) such holder’s adjusted tax basis in the ordinary share. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary share is more than one year at the time of sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to

U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.
Passive Foreign Investment Company
     Special United States federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation is considered to be a PFIC for any taxable year if, applying certain look-through rules, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
     We do not believe that we were a PFIC for our taxable fiscal year ended December 31, 2008. However, our PFIC status is a factual determination made after the close of each taxable year and thus there can be no assurance that we will not become a PFIC in our current taxable year or any future taxable year as a result of changes in our assets, income or business operations or fluctuations in the value of our ordinary shares.
     If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received by such U.S. Holder and any gain realized by such U.S. Holder from a sale or other disposition (including a pledge) of the ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Under these special tax rules:
•	The excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	The amount allocated to the current taxable year, and any taxable year in the U.S. Holder’s holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	The amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder holds ordinary shares. If we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares. We do not intend to prepare or provide the information that would entitle a U.S. Holder to make a qualified electing fund election.
     If a U.S. Holder makes a mark-to-market election, such holder generally will include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included in come as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of ordinary shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury Regulations. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in ordinary shares.
United States Information Reporting and Backup Withholding
     Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents
     Not applicable
G. Statements by Experts
     Not applicable
H. Documents on Display
     All documents relating to our Company which are referred to in this annual report are available at our registered office at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore.
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
Investment and Interest Rates
     Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. As of December 28, 2008, our short-term and long-term debt obligations for the $215.0 million of 6.75% senior notes due 2011 and $150.0 million of 7.5% senior notes due 2010 bear fixed interest rate. The 6.75% senior notes due 2011 and 7.5% senior notes due 2010 bear interest of 6.75% and 7.5% per annum, respectively.
Currency Exchange Rates
     A portion of our costs is denominated in various foreign currencies, like the Singapore dollar, the South Korean Won, the Chinese Renminbi, the Malaysian Ringgit, the Thai Baht, the New Taiwan dollar and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysia Ringgit reduce our exposure from future exchange rate fluctuations.
     Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 28, 2008, we had a series of foreign currency forward contracts with total outstanding contract value of approximately $59.5 million to hedge against fluctuation in Singapore dollars, South Korean Won, Malaysian Ringgit and Chinese Renminbi. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.
     We have performed sensitivity analyses as of December 30, 2007 and December 28, 2008 by measuring the change in fair values arising from a hypothetical 10% adverse movement in the exchange rates for all the currencies relative to the U.S. dollar, with all other variables held constant. The analyses cover our foreign currencies monetary denominated assets and liabilities. The foreign currency exchange rates we used were based on our closing exchange rates as of December 31, 2007 and December 28, 2008. The sensitivity analyses indicated that a hypothetical 10% adverse movement, after taking into account offsetting positions, would result in a foreign exchange gain of $0.7 million and a foreign exchange gain of $0.5 million as of December 30, 2007 and December 28, 2008, respectively.
     Currency, maturity, interest rate and fair value information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 1(l), 4, 14, 15 and 25 to our audited consolidated financial statements, respectively, included in “Item 18. Financial Statements”.
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
     Not applicable
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     See “Item 10. Additional Information — C. Material Contracts” for a description of the rights of securities holders which remain unchanged.
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
     Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 28, 2008, the end of the period covered by this annual report, our disclosure controls and procedures were effective.

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
     Management evaluated the effectiveness of our internal control over financial reporting as of December 28, 2008 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”
     Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 28, 2008. Our independent registered public accounting firm, PwC, has issued an audit report on our internal control over financial reporting, which is included herein.
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
     As part of PwCs’ review of its independence with respect to our Company in connection with the audit of our consolidated financial statements for 2007, PwC identified the following activity that required consideration about PwC’s independence. PricewaterhouseCoopers Russia (“PwC Russia”) provided an executive recruitment service to an entity that is affiliated to our Company by virtue of being entities under common control of Temasek. Our Company does not otherwise have any relationship with the entity. The scope of service provided by PwC Russia to such entity included the testing of the accountancy and tax competency of an individual who was being proposed the post of chief accountant. The fee for this engagement was approximately $4,000. Our Audit Committee and PwC each concluded that PwC Russia violated the SEC’s auditor independence rules. As part of PwCs’ review of its independence with respect to our Company in connection with the audit of our consolidated financial statements for 2008, PwC identified a member of the PwC audit engagement team held 250 shares in Singapore Telecommunications Ltd (“SingTel”), an affiliated company of our Company. Our Audit Committee and PwC each concluded that the said member of the audit engagement team violated the SEC’s auditor independence rules. Consequently, our Audit Committee conducted an inquiry into, and an evaluation of, the facts and circumstances surrounding the matters presented in 2007 and 2008, respectively. Based upon all the facts and circumstances, PwC and our Audit Committee share the view that, throughout the audit and professional engagement period and continuing to date, PwC has been and continues to be capable of exercising objective and impartial judgment on all issues encompassed within the audit engagement. Our Audit Committee understands that the PwC audit team believed they were independent. After the inquiries and evaluations, our Audit Committee and PwC each concluded that under the general standard of auditor independence as set out in Rule 2-01(b) of Regulation S-X under the Exchange Act, there has been no impairment of PwC’s independence for the 2007 and 2008 audit. PwC concluded, and our Audit Committee concurs, that PwC’s capacity for objective judgment was not and is not diminished and that the investing public would not perceive that an impairment of independence affecting the integrity of the financial statements for 2007 and 2008 has occurred.
     The following table shows the fees we paid or accrued for the audit and other services provided by PwC for 2007 and 2008.

	Year Ended
	December 30,	December 28,
	2007	2008

Audit fees	$2,239	$1,679
Audit-related fees	126	227
Tax fees	85	104
All other fees	—	—

Total	$2,450	$2,010

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
     All Other Fees. No fees were paid or billed by PwC with respect to any other services which have not been described above in 2007 and 2008.
Audit Committee Pre-approval Process
     Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by our Audit Committee prior to the completion of the audit. All of the services provided by PwC during the last three fiscal years have been approved by our Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
     Not applicable
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Neither we, nor any affiliated purchaser, made any purchase of our equity securities for the year ended December 28, 2008.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable
ITEM 16G. CORPORATE GOVERNANCE
     Not applicable
ITEM 17. FINANCIAL STATEMENTS
     See Item 18 for a list of the Financial Statements filed as part of this annual report.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report, together with the report of our independent registered public accounting firm:
     Report of Independent Registered Public Accounting Firm
     Consolidated Balance Sheets as of December 30, 2007 and December 28, 2008
     Consolidated Statements of Operations and Comprehensive Income (Loss) for 2006, 2007 and 2008
     Consolidated Statements of Shareholders’ Equity for 2006, 2007 and 2008
     Consolidated Statements of Cash Flows for 2006, 2007 and 2008
     Notes to the Consolidated Financial Statements
ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 1.1 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

1.2.	Amended Articles of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 2 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on May 9, 2006

2.1	Specimen ordinary share certificate of STATS ChipPAC Ltd. issued on and after January 30, 2006 in respect of transfers of shares issued before January 30, 2006 — incorporated by reference to Exhibit 3.1 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on May 9, 2006

2.1.1	Specimen ordinary share certificate of STATS ChipPAC Ltd. issued on and after January 30, 2006 in respect of new issuances of shares issued after January 30, 2006 — incorporated by reference to Exhibit 3.2 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on May 9, 2006

4.1	Lease Agreement dated November 18, 1996 by and between the Housing and Development Board and ST Assembly Test Services Pte Ltd — incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 (File No. 333-93661) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on January 3, 2000

4.2#	Amendment Agreement dated April 22, 2003 renewing the Immunity Agreement dated October 18, 1996 by and between Motorola Inc. and ST Assembly Test Services Pte Ltd — incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.3	Second Amendment to Immunity Agreement dated September 19, 2006 amending the Immunity Agreement dated October 18, 1996, as amended April 22, 2003 by and between Freescale Semiconductor, Inc. and STATS ChipPAC, Ltd. — incorporated by reference to Exhibit 4.6 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 7, 2008

4.4	Strategic Assistance Loan Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.16 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.5	Yangdo Tambo Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.17 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.6	Pledge Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.18 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.7	Loan Agreement dated December 26, 2003 by and among ST Assembly Test Services Ltd, Simmtech Co. Ltd and Mr. Se-Ho Chun — incorporated by reference to Exhibit 4.19 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.8	Yangdo Tambo Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.20 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.9	Share Pledge Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Mr. Se-Ho Chun — incorporated by reference to Exhibit 4.21 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.10	Factory Kun-Mortgage Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.22 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.11	Base Capacity and Continuing Support Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.23 of Form 20-F (File No. 333-75080)

of ST Assembly Test Services Ltd, as filed with the Securities and Exchange Commission on March 19, 2004

4.12	Indenture dated November 18, 2004 by and between STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.40 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005

4.13	Subsidiary Guarantee Agreement dated November 18, 2004 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association relating to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.43 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 18, 2005

4.14	Supplemental Subsidiary Guarantee Agreement dated as of February 21, 2006 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.49 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006

4.15	Supplemental Subsidiary Guarantee Agreement dated as of September 18, 2007 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 6.75% Senior Notes due 2011 — incorporated by reference to Exhibit 4.24 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 7, 2008

4.16	Indenture dated as of July 19, 2005 by and between STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.1 of Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2005

4.17	Subsidiary Guarantee Agreement dated as of July 19, 2005 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association relating to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.3 of Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2005

4.18	Supplemental Subsidiary Guarantee Agreement dated as of February 21, 2006 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.48 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006

4.19	Supplemental Subsidiary Guarantee Agreement dated as of September 18, 2007 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.28 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 7, 2008

4.20	STATS ChipPAC Ltd. Substitute Equity Incentive Plan — incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004

4.21	STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan — incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004

4.22	STATS ChipPAC Ltd. Share Option Plan — incorporated by reference to Exhibit 4.28 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.23	STATS ChipPAC Ltd. Restricted Share Plan — incorporated by reference to Appendix 2 to STATS ChipPAC Ltd.’s Proxy Statement which was filed as Exhibit 99.1 on Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2006

4.24	STATS ChipPAC Ltd. Performance Share Plan — incorporated by reference to Exhibit 4.30 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.25	Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated August 5, 2004 by and between Tan Lay Koon and STATS ChipPAC Ltd.— incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006

4.26	Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated October 26, 2006 — incorporated by reference to Exhibit(e)(8) of Schedule 14D-9 (File No. 005-60763) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2007

4.27	Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated October 26, 2007 — incorporated by reference to Exhibit 4.37 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 7, 2008

4.28	Subscription Agreement dated June 22, 2006 among STATS ChipPAC Ltd., China Resources Logic Limited, Micro Assembly Technologies Limited and Wuxi China Resources Microelectronics (Holdings) Limited — incorporated by reference to Exhibit 4.41 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.29	Deed of Indemnity dated June 22, 2006 among STATS ChipPAC Ltd., China Resources Logic Limited, Micro Assembly Technologies Limited and Wuxi China Resources Microelectronics (Holdings) Limited — incorporated by reference to Exhibit 4.42 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.30	Joint Venture Agreement dated June 22, 2006 among STATS ChipPAC Ltd., China Resources Logic Limited, Wuxi China Resources Microelectronics (Holdings) Limited, Micro Assembly Technologies Limited and Wuxi CR Micro-Assembly Technology Ltd. — incorporated by reference to Exhibit 4.43 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.31	Asset Sale and Purchase Agreement dated June 22, 2006 among STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Ltd., Wuxi CR Micro-Assembly Technology Ltd. and China Resources Logic Limited — incorporated by reference to Exhibit 4.44 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.32	Amendment Number One dated July 14, 2006 to the Asset Sale and Purchase Agreement dated June 22, 2006 among STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Ltd., Wuxi CR Micro-Assembly Technology Ltd. and China Resources Logic Limited — incorporated by reference to Exhibit 4.45 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.33	Manufacturer’s Representative Agreement dated June 22, 2006 among Wuxi CR Micro-Assembly Technology Ltd., China Resources Logic Limited, STATS ChipPAC (BVI) Limited and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.34#	English language translation of Korean language US$25,000,000 Term Loan Agreement dated May 29, 2006 by and between STATS ChipPAC Korea Ltd. and Hana Bank — incorporated by reference to Exhibit 4.48 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.35	English language summary of Chinese language NT$1.8 Billion Syndicated Loan Agreement dated March 2, 2004 by and between STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation) and Mega Bank Limited — incorporated by reference to Exhibit 4.49 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.36	English language summary of Chinese language NT$3.6 Billion Syndicated Loan Agreement dated August 18, 2006 by and between STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation) and Taishin Bank Limited — incorporated by reference to Exhibit 4.50 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

4.37	Agreement for the Sale and Purchase of Assets dated April 23, 2007 by and between Schott Advanced Packaging Singapore Pte Ltd. and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.48 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 7, 2008

4.38	Asset Sale and Purchase Agreement dated May 21, 2007 among STATS ChipPAC Malaysia Sdn. Bhd. and Ningbo Mingxin Microelectronics Co. Ltd. and Daheng New Epoch Technology, Inc. — incorporated by reference to Exhibit 4.49 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange

Commission on March 7, 2008

4.39	Asset Purchase Agreement dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited, STATS ChipPAC Ltd., LSI (Thai) Ltd. and LSI Corporation — incorporated by reference to Exhibit 4.50 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 7, 2008

4.40	Amendment No. 1 dated October 2, 2007, to Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited, STATS ChipPAC Ltd., LSI (Thai) Ltd. and LSI Corporation — incorporated by reference to Exhibit 4.51 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 7, 2008

4.41	Promissory Note, dated October 2, 2007 issued by STATS ChipPAC (Thailand) Limited — incorporated by reference to Exhibit 4.52 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 7, 2008

4.42#	US$50,000,000 Uncommitted Facility Agreement dated November 23, 2007 by and between Bank of America, N.A., Singapore Branch and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.53 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 7, 2008

8.1**	List of subsidiaries

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of PricewaterhouseCoopers LLP, Singapore, independent registered public accounting firm

#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the SEC. The omitted portions have been filed separately with the SEC.

**	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 9, 2009

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name	Tan Lay Koon
Title:	President and Chief Executive Officer

By:	/s/ John Lau Tai Chong
Name:	John Lau Tai Chong
Title:	Chief Financial Officer

STATS CHIPPAC LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries at December 28, 2008 and December 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Notes 1(bb) and 13 to the financial statements, the Company changed its method of accounting for uncertain tax positions in 2007 and as discussed in Notes 1(w) and 21 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
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
PricewaterhouseCoopers LLP
Singapore
March 9, 2009

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

		December 30,	December 28,
	Note	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	3	$213,461	$295,916
Short-term marketable securities	4	29,230	41,314
Accounts receivable, net	5	271,360	139,520
Short-term amounts due from affiliates	2	9,292	10,791
Other receivables	6	6,877	8,357
Inventories	7	83,312	60,717
Prepaid expenses and other current assets	8	22,320	14,693

Total current assets		635,852	571,308
Long-term marketable securities	4	15,296	15,587
Long-term amounts due from affiliates	2	6,852	13,726
Property, plant and equipment, net	9	1,276,490	1,216,342
Investment in equity investee	2	10,350	9,001
Intangible assets	10	40,754	44,762
Goodwill	11	547,958	551,132
Long-term restricted cash		1,612	1,012
Prepaid expenses and other non-current assets	8	61,790	24,193

Total assets		$2,596,954	$2,447,063

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$164,300	$118,227
Payables related to property, plant and equipment purchases		70,744	30,704
Accrued operating expenses	12	109,516	148,069
Income taxes payable		17,250	3,379
Short-term borrowings	14	50,300	50,000
Short-term amounts due to affiliates	2	1,651	1,388
Current installments of long-term debts	15	190,481	26,953

Total current liabilities		604,242	378,720
Long-term debts, excluding current installments	15	423,853	396,500
Other non-current liabilities	17	125,093	64,144

Total liabilities		1,153,188	839,364
Minority interest		59,797	59,042
Share capital:
Ordinary shares — Issued ordinary shares — 2,047,333,663 in 2007 and 2,202,218,293 in 2008	18, 19	1,891,546	2,035,235
Accumulated other comprehensive loss	20	(7,605)	(12,308)
Accumulated deficit		(499,972)	(474,270)

Total shareholders’ equity		1,383,969	1,548,657
Commitments and contingencies	22

Total liabilities and shareholders’ equity		$2,596,954	$2,447,063

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)

		Year Ended
		December 31,	December 30,	December 28,
	Note	2006	2007	2008
Net revenues		$1,616,933	$1,651,560	$1,658,188
Cost of revenues		(1,290,773)	(1,330,284)	(1,383,797)

Gross profit		326,160	321,276	274,391

Operating expenses:
Selling, general and administrative		139,466	112,593	118,337
Research and development		30,446	34,918	37,825
Restructuring charges	23	1,938	990	19,790
Equipment impairment		—	—	21,091
Accelerated share-based compensation		—	—	1,562
Tender offer expenses		—	10,922	—
Held for sale asset impairment		—	1,725	—

Total operating expenses		171,850	161,148	198,605

Operating income		154,310	160,128	75,786

Other income (expense), net:
Interest income		5,401	7,258	5,685
Interest expense		(45,816)	(40,450)	(35,986)
Foreign currency exchange gain (loss)		(1,578)	2,487	5,247
Equity income (loss) from investment in equity investee		152	102	(1,437)
Other non-operating income (expense), net	24	108	(442)	27

Total other expense, net		(41,733)	(31,045)	(26,464)

Income before income taxes		112,577	129,083	49,322
Income tax expense	13	(25,759)	(29,581)	(19,172)

Income before minority interest		86,818	99,502	30,150
Minority interest		(10,010)	(5,818)	(4,448)

Net income		$76,808	$93,684	$25,702

Net income per ordinary share:
— basic		$0.04	$0.05	$0.01
— diluted		$0.04	$0.04	$0.01

Net income per ADS:
— basic		$0.39	$0.46	—
— diluted		$0.37	$0.44	—

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic		1,991,110	2,032,962	2,143,934
— diluted		2,161,545	2,188,687	2,146,249

ADS (in thousands) used in per ADS calculation:
— basic		199,111	203,296	—
— diluted		216,154	218,869	—
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
In thousands of U.S. Dollars

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Net income	$76,808	$93,684	$25,702
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale marketable securities	(5)	9	327
Realized (gain) loss on available-for-sale marketable securities included in net income	(5)	131	(36)
Unrealized gain (loss) on hedging instruments	3,058	1,736	(14,463)
Realized (gain) loss on hedging instruments included in net income	(3,157)	(2,034)	9,972
Foreign currency translation adjustment	967	267	(503)

Comprehensive income	$77,666	$93,793	$20,999

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other		Total
			Paid-in	Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Capital	Loss	Deficit	Equity
	No.
	(In thousands)
Balances at December 26, 2005	1,976,292	$303,052	$1,517,118	$(8,572)	$(669,946)	$1,141,652
Share issuances	26,522	13,197	57	—	—	13,254
Share-based compensation	—	13,688	—	—	—	13,688
Effect of abolition of the share par value	—	1,517,175	(1,517,175)	—	—	—
Effect of subsidiary’s equity transaction	—	(110)	—	—	—	(110)
Net income	—	—	—	—	76,808	76,808
Other comprehensive income	—	—	—	858	—	858

Balances at December 31, 2006	2,002,814	1,847,002	—	(7,714)	(593,138)	1,246,150
Adjustment for initial adoption of FIN 48	—	—	—	—	(518)	(518)

Balances at January 1, 2007, as adjusted	2,002,814	1,847,002	—	(7,714)	(593,656)	1,245,632
Share issuances	27,794	19,851	—	—	—	19,851
Conversion of convertible subordinated notes	16,726	15,500	—	—	—	15,500
Share-based compensation	—	8,869	—	—	—	8,869
Effect of subsidiary’s equity transaction	—	324	—	—	—	324
Net income	—	—	—	—	93,684	93,684
Other comprehensive income	—	—	—	109	—	109

Balances at December 30, 2007	2,047,334	1,891,546	—	(7,605)	(499,972)	1,383,969
Share issuances	9,745	7,833	—	—	—	7,833
Conversion of convertible subordinated notes	145,139	134,500	—	—	—	134,500
Share-based compensation	—	3,570	—	—	—	3,570
Reclassification of share-based compensation to liability	—	(2,154)	—	—	—	(2,154)
Net income	—	—	—	—	25,702	25,702
Effect of subsidiary’s equity transaction	—	(60)	—	—	—	(60)
Other comprehensive income	—	—	—	(4,703)	—	(4,703)

Balances at December 28, 2008	2,202,218	$2,035,235	$—	$(12,308)	$(474,270)	$1,548,657

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	Year Ended
	December 31, 2006	December 30, 2007	December 28, 2008
Cash Flows From Operating Activities
Net income	$76,808	$93,684	$25,702
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	266,317	254,352	283,691
Amortization of leasing prepayments	7,386	11	—
Debt issuance cost amortization	2,371	2,561	2,737
Equipment impairment	—	—	21,091
(Gain) loss on sale of property, plant and equipment	1,251	(17)	1,123
Impairment of assets held for sale	—	1,725	—
Accretion of discount on convertible notes	6,618	4,830	66
Loss from repurchase and redemption of senior and convertible notes	500	—	—
Foreign currency exchange (gain) loss	758	724	(1,555)
Share-based compensation expense	13,688	8,869	3,570
Deferred income taxes	19,853	(3,675)	5,511
Minority interest in income of subsidiary	10,010	5,818	4,448
Equity loss (income) from investment in equity investee	(152)	(102)	1,437
Others	1,004	1,604	4,178
Changes in operating working capital:
Accounts receivable	(2,789)	(27,581)	131,840
Amounts due from affiliates	4,304	(13,638)	(8,373)
Inventories	(32,268)	29,599	22,595
Other receivables, prepaid expenses and other assets	7,355	7,112	(2,951)
Accounts payable, accrued operating expenses and other payables	44,774	44,030	(75,322)
Amounts due to affiliates	(17)	1,606	(263)

Net cash provided by operating activities	427,771	411,512	419,525

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$35,391	$19,660	$29,755
Proceeds from maturity of marketable securities	20,841	23,599	50,141
Purchases of marketable securities	(80,866)	(27,450)	(93,094)
Investment in equity investee	(10,154)	—	—
Acquisition of intangible assets	(6,419)	(6,762)	(12,871)
Acquisition of business	—	(100,000)	—
Purchases of property, plant and equipment	(393,643)	(232,288)	(278,899)
Proceeds from sale of assets held for sale	4,027	21,829	19,108
Others, net	5,040	2,324	2,146

Net cash used in investing activities	(425,783)	(299,088)	(283,714)

Cash Flows From Financing Activities
Repayment of short-term debts	$(42,290)	$(6,549)	$(5,035)
Repayment of long-term debts	(27,627)	(170,518)	(33,888)
Proceeds from issuance of shares, net of expenses	13,254	19,851	6,152
Repurchase and redemption of senior and convertible notes	(50,500)	(36,800)	(22,057)
Proceeds from promissory notes	—	50,000	—
Proceeds from bank borrowings	60,308	82,857	4,735
(Increase) decrease in restricted cash	1,627	(631)	600
Grants received	—	—	340
Capital lease payments	(7,091)	(3,680)	—
Distribution to minority interest in subsidiary	(2,542)	(4,980)	(4,312)

Net cash used in financing activities	(54,861)	(70,450)	(53,465)

Net increase (decrease) in cash and cash equivalents	(52,873)	41,974	82,346
Effect of exchange rate changes on cash and cash equivalents	(390)	30	109
Cash and cash equivalents at beginning of the year	224,720	171,457	213,461

Cash and cash equivalents at end of the year	$171,457	$213,461	$295,916

Supplementary Cash Flow Information
Interest paid	$28,307	$31,652	$31,497
Income taxes paid	1,418	6,158	14,280
Non-cash items
Issuance of shares on conversion of convertible notes	$—	$15,500	$134,500
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
In 2007, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation. The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation’s total shares outstanding as of December 28, 2008.
Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company as of December 28, 2008. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).
Proposed Capital Reduction Exercise and Related Financing Transaction
In January 2008, the Company announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813,000 to the shareholders. At an extraordinary general meeting held on March 17, 2008, the shareholders approved the proposed capital reduction.
Among other conditions, the proposed capital reduction was subject to and conditional upon the Company being able to obtain adequate debt to fund the cash distribution pursuant to the capital reduction and the repayment of certain of the outstanding debt on terms and conditions acceptable to the Company. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to the Company. In furtherance of the proposed capital reduction, the Company commenced a cash tender offer and consent solicitation in respect of its senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
In February 2009, the Company announced that it will not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, the Company has not been able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to the Company.
Acquisition of LSI Corporation’s assembly and test facility in Thailand
In October 2007, the Company consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100,000, payable over the next four years. The Company financed the initial payment of $50,000 of the purchase consideration with the Company’s cash and cash equivalents, and issued promissory notes bearing interest of 6.0% per annum for the balance of the purchase price. The purchase price was assigned primarily to property, plant and equipment, and goodwill. The impact of the acquisition was not material to the Company’s consolidated financial position and results of operations.
Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer
In March 2007, STSPL, a wholly-owned subsidiary of Temasek, announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s outstanding $115,000 aggregate principal amount of zero coupon convertible notes due 2008 and $150,000 aggregate principal amount of 2.5% convertible subordinated notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares and ADSs (excluding the ordinary shares from the potential conversion of the $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008 acquired by STSPL) and $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008. The balance $15,500 outstanding principal amount of the 2.5% convertible subordinated notes due 2008 was converted by its holder into ADS in May 2007.
As of December 28, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the Company’s 2.5% convertible subordinated notes due 2008 into 145,138,660 ordinary shares in May 2008.
In 2007, the Company recorded tender offer expenses of $10,922, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred in 2008.
(b) Fiscal Year
Since the beginning of fiscal 2005, the Company has employed fiscal year and fiscal quarter reporting periods. STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2008, a 52-week year, ended on December 28, 2008, fiscal year 2007, a 52-week year, ended on December 30, 2007, and fiscal year 2006, a 53-week year, ended on December 31, 2006. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
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
The Company’s largest customer accounted for approximately 11%, 10% and 12% of revenues in 2006, 2007 and 2008, respectively. The Company’s ten largest customers collectively accounted for approximately 65%, 67% and 67% of revenues in 2006, 2007 and 2008, respectively. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures but these methods cannot eliminate all potential credit risk losses. The withdrawal of commitment from any major customer for products, or reduced or delayed demand or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows.
Cash and cash equivalents are deposited with financial institutions primarily in Singapore, Taiwan, the United States of America, Thailand, South Korea, China, Malaysia and British Virgin Islands. Deposits in the financial institutions may exceed the amount of insurance provided on such deposits, if any. The Company utilizes forward contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The Company has not experienced any such losses to date from non-performance by its counterparties.
South Korean, Chinese, Malaysian and Thailand foreign currency exchange regulators may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China, Malaysia and Thailand.
(i) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts and money market funds as of December 28, 2008.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(j) Restricted Cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirement and as collateral for bank loans. As of December 30, 2007 and December 28, 2008, there were $1,612 and $1,012 of long-term restricted cash, respectively.
(k) Derivative Instruments and Hedging Activities
The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Ineffectiveness of the hedge or termination of the hedged transaction may result in amounts be classified from other comprehensive income (loss).
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
In 2007 and 2008, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 30, 2007, and December 28, 2008, the Company had a series of foreign currency forward contracts with total contract value of approximately $206,000 and $59,000, respectively, qualifying as cash flow hedges as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The duration of these instruments are generally less than 12 months. At December 28, 2008, the Company had realized and unrealized loss of $9,972 and $14,463, respectively, on its foreign currency forward contracts. At December 30, 2007, the Company had realized and unrealized gain of $2,034 and $1,736, respectively, on its foreign currency forward contracts. In 2008, the Company have included in earnings, loss on hedging instruments of $9,469 due to termination of certain of its foreign currency forward contracts and unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
(l) Marketable Securities
Marketable securities at December 30, 2007 and December 28, 2008 consist of corporate debt securities and certificates of deposits denominated in U.S. dollars, Chinese Renminbi and New Taiwan dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
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
(q) Intangible Assets
The Company capitalizes direct costs associated with acquisition, development or purchase of patent rights and technology licenses for use in its processes. These costs are amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, Inc. (“ChipPAC”), the cost of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004 based on management’s estimate of the fair value of these intangible assets. Management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables.
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
(s) Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. In determining the fair value of the long-lived asset, the Company considers the estimated market value from vendor and prices of similar assets.
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
The following sets forth the percentage of net revenues by packaging products group and testing services:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Revenue
— packaging — laminate	55.5%	56.3%	56.5%
— packaging — leaded	18.3	18.4	18.0
— test and other services	26.2	25.3	25.5

Total	100.0%	100.0%	100.0%

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
(w) Share-Based Compensation
Share-based compensation represents the cost related to share-based awards made to employees and directors. In 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement of share-based compensation expense for all share-based payment awards based on estimated fair value. The Company measures grant-date fair value estimates and recognizes the share-based compensation expense on a graded vesting basis net of estimated forfeitures over the requisite service period. Prior to 2006, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and included pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). At December 28, 2008, the Company has two share-based compensation plans, which are more fully described in Note 21. The Company terminated two share-based compensation plans in 2008.
(x) Employee Benefit Plans
STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 28, 2008, there was no shortfall in the plan’s assets. Total pension plan expenses in 2006, 2007 and 2008 were approximately $5, $7 and $19, respectively.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $457, $470 and $471 in 2006, 2007 and 2008, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of $2 and $0.028 per person and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. The expense for severance benefits in 2006, 2007 and 2008 was approximately $9,119, $10,671 and $8,196, respectively.
Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited, based on their length of service and the latest salary at the time of retirement or involuntary termination. The expense for severance benefits in 2007 and 2008 were approximately $1,360 and $690, respectively.
The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $12,849, $15,331 and $16,825 with respect to these retirement plans in 2006, 2007 and 2008, respectively.
(y) Operating Leases
Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
(z) Product Warranties
The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture generally for a period ranging from three to twelve months to meet the stated functionality as

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2006, 2007 and 2008 were insignificant.
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
In the ordinary course of business there is inherent uncertainty in quantifying the Company’s income tax positions. The Company assesses, its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company records the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense.
The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (FIN 48) in 2007. As a result of this adoption, the Company recognized a charge of approximately $518 to the January 1, 2007 accumulated deficit balance.
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
The Company excluded certain potentially dilutive securities for each period presented from its diluted net income per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares and therefore these securities were anti-dilutive.
A summary of the excluded potentially dilutive securities outstanding and the range of related exercise prices follows:

	December 31,	December 30,	December 28,
	2006	2007	2008
Convertible notes	82,454	10,613	—
Share plans	103,508	15,609	14,310

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2007, the conversion price of convertible notes outstanding was approximately $0.93 to $1.75 per share. The weighted average exercise prices of share options outstanding were approximately $0.99, $1.70 and $1.83 in 2006, 2007 and 2008, respectively. The excluded share options have per share exercise prices ranging from approximately $0.68 to $3.99 as of December 31, 2006, $1.07 to $3.99 as of December 30, 2007 and $0.72 to $3.99 as of December 28, 2008.
The following is a reconciliation of the numerators and denominators of the basic and diluted net income per ordinary share computations for the periods presented below:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Net income	$76,808	$93,684	$25,702
Adjusted net income	79,058	95,702	25,702

Weighted average number of ordinary shares outstanding (basic)	1,991,110	2,032,962	2,143,934
Weighted average dilutive shares from share plans	8,564	10,581	2,315
Weighted average dilutive convertible notes	161,871	145,144	—

Weighted average number of ordinary shares and equivalent ordinary shares outstanding (diluted)	2,161,545	2,188,687	2,146,249

(dd) Reclassifications
Certain reclassifications have been made to prior period amounts to conform with classifications used in the current year.
(ee) New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 for financial assets and financial liabilities in 2008 and its adoption did not have a material impact on the Company’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. In October 2008, the FASB issued staff position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The adoption of FSP 157-3 did not have an effect on the Company’s consolidated financial position and results of operations.
The Company is currently assessing the impact of SFAS 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Refer to Note 25 for fair value information of the Company’s financial assets and liabilities.

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
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The adoption of SFAS 159 in 2008 did not have a material effect on the Company’s financial statements.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Company is currently evaluating the effects, if any, that SFAS 141(R) may have on its financial statements; however, since the Company acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. As of December 28, 2008, the Company has established deferred tax valuation allowances of $33,913 in purchase accounting. Refer to Note 13 for information on deferred tax valuation allowances.
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
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”), which is intended to improve financial reporting

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the effect of SFAS 161 on its consolidated financial statements.
2. Related Party Transactions
As of December 28, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the Company’s 2.5% convertible subordinated notes due 2008 into 145,138,660 ordinary shares on May 22, 2008. In 2007 and 2008, related interest expense of $2,091 and $1,308 were incurred on these convertible subordinated notes.
The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.
The Company has contracts with Chartered Semiconductor Manufacturing Ltd (“Chartered”), majority owned by Temasek through STSPL, to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered in 2006, 2007 and 2008 were $11,109, $9,008 and $7,376, respectively.
The Company has $9,000 and $8,561 of cash and cash equivalents, and $6,968 and $19,376 of short and long term marketable securities placed with Temasek affiliated financial institutions as of December 30, 2007 and December 28, 2008, respectively. Interest income earned were $271 and $188 in 2007 and 2008, respectively.
The Company also engages in transacting with other companies, directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates or prices and on customary terms and conditions. These expenses amounted to $18,375, $19,808 and $16,728 in 2006, 2007 and 2008, respectively.
The amounts owing by (to) affiliates were as follows:

	December 30, 2007	December 28, 2008
Short-term and long-term amounts due from affiliates
Accounts receivable, net of allowance for sales returns	$2,859	$1,955
Receivables on assets transfer due from affiliate	13,285	22,562

	$16,144	$24,517

Short-term amounts due to affiliates
Accounts payable	$(1,651)	$(1,388)

In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35,000 payable over 4 years and a performance-based contingent earn-out of $5,000. ANST is a wholly owned subsidiary of MAT, of which the Company has a 25% shareholding. As a result of the planned sale of these assets to ANST, the Company had separately classified the related assets of $29,638 in 2006 to assets held for sale, a component of other non-current assets. During 2007 and 2008, $17,145 and $10,021 of the related assets, respectively, have been transferred to ANST and $1,154 and $168 of gains have been recognized in 2007 and 2008, respectively. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009, of which $208 and $1,253 were earned in 2007 and 2008, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
3. Cash and cash equivalents consist of the following:

	December 30, 2007	December 28, 2008
Cash at banks and on hand	$110,756	$88,800
Cash equivalents
Bank fixed deposits	23,022	141,924
Money market funds	79,056	65,192
Foreign government treasury bills	627	—

	$213,461	$295,916

4. Marketable Securities
Marketable securities consist of the following:

	December 30, 2007				December 28, 2008
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities and certificates of deposits	$45,423	$—	$(897)	$44,526	$57,507	$—	$(606)	$56,901

Maturities of marketable securities (at fair value) are as follows:

	December 30, 2007	December 28, 2008
Marketable securities:
Due in one year or less	$29,230	$41,314
Due after one year through five years	1,064	15,587
Due after five years	14,232	—

	$44,526	$56,901

Gross realized gains and losses in 2006 were $5 and $nil, respectively. Gross realized gains and losses in 2007 were $127 and $258, respectively. Gross realized gains and losses in 2008 were $36 and $nil, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities in 2006, 2007 and 2008 were $56,232, $43,259 and $79,896, respectively.
5. Accounts Receivable
Accounts receivable consists of the following:

	December 30, 2007	December 28, 2008
Accounts receivable — third parties	$277,628	$145,628
Allowance for sales returns	(6,268)	(6,108)

	$271,360	$139,520

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Movements in the allowance for sales returns are as follows:

	Year Ended
	December 31, 2006	December 30, 2007	December 28, 2008
Beginning	$2,840	$3,406	$6,268
Utilized during the year	—	(98)	(4,122)
Charged during the year	3,034	4,681	4,144
Writeback during the year	(2,468)	(1,721)	(182)

Ending	$3,406	$6,268	$6,108

6. Other Receivables
Other receivables consist of the following:

	December 30, 2007	December 28, 2008
Deposits and staff advances	$923	$911
Forward contract receivable	299	—
Taxes receivable	1,969	833
Grants receivables	—	117
Other receivables	3,686	6,496

	$6,877	$8,357

7. Inventories
Inventories consist of the following:

	December 30, 2007	December 28, 2008
Raw materials	$65,877	$50,775
Work-in-progress	14,872	8,328
Finished goods	2,563	1,614

	$83,312	$60,717

8. Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 30, 2007	December 28, 2008
Other prepayments and assets	$8,241	$9,999
Deferred income tax assets	1,207	4,694
Loans to a vendor	3,529	—
Assets held for sale	9,343	—

	$22,320	$14,693

Prepaid expenses and other non-current assets consist of the following:

	December 30, 2007	December 28, 2008
Deferred income tax assets	$39,609	$13,095
Other deposits	303	295
Loans to a vendor	882	—
Debt issuance cost, net of accumulated amortization of $7,958 and $5,547	6,949	4,212
Leasing prepayments	248	—
Assets held for sale	10,544	43
Others	3,255	6,548

	$61,790	$24,193

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company extended $5,000 and $15,000 loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The 2,400 shares of the vendor’s equity were released in April 2008 and no longer form part of the collateral. The loans of $5,000 and $15,000 were fully repaid in June 2007 and December 2008, respectively.
In May 2007, the Company entered into an agreement to sell packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”) for an aggregate consideration of $10,000 payable approximately over two years. The Company has separately classified the related assets of $10,000 in 2007 as assets held for sale, a component of other current assets. In 2007 and 2008, $657 and $9,343 of the assets have been transferred to Mingxin, respectively. These held for sale assets were recorded at the lower of carrying amount or fair value less cost to sell. As a result, the Company recognized an impairment loss of $1,725 in 2007.
9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 30, 2007	December 28, 2008
Cost:
Freehold land	$11,010	$10,703
Freehold land
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	262,186	269,046
Equipment	2,145,503	2,216,667

Total cost	$2,438,563	$2,516,280

Total accumulated depreciation	$1,162,073	$1,299,938

Property, plant and equipment, net	$1,276,490	$1,216,342

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $229,067, $246,554 and $275,044 in 2006, 2007 and 2008, respectively.
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
Equipment impairment charges of $21,091 were recorded in 2008 as a result of the Company’s ongoing assessment of property, plant and equipment for impairment. The equipment impairment charges were taken because continued softness in demand in the end-markets to which certain of the equipment was dedicated had reduced the anticipated future usage of such equipment.
Land use rights represent payments to secure, on a fully-paid up basis, the use of properties where the Company’s facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively. The land use rights expire in the year 2044 for Shanghai, China and in the year 2086 for Kuala Lumpur, Malaysia. The Company’s Singapore facilities are located in a building constructed on land held on a 30-year operating lease which is renewable for a further 30-year period subject to the fulfillment of certain conditions. The facilities in Hsin-Chu Hsien, Taiwan, Incheon City, South Korea and Pathumthani, Thailand are located on freehold land.
There was no equipment under capital lease as of December 30, 2007 and December 28, 2008.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
10. Intangible Assets
Intangible assets consist of the following:

	December 30, 2007			December 28, 2008
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(3,758)	$3,942	$7,700	$(4,858)	$2,842
Technology and intellectual property	32,000	(10,933)	21,067	32,000	(14,133)	17,867
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Patent costs, software, licenses and others	31,469	(15,724)	15,745	43,990	(19,937)	24,053

	$170,469	$(129,715)	$40,754	$182,990	$(138,228)	$44,762

Amortization expense related to finite-lived intangible assets is summarized as follows:

	Year Ended
	December 31, 2006	December 30, 2007	December 28, 2008

Tradenames	$1,100	$1,100	$1,100
Technology and intellectual property	3,200	3,200	3,200
Customer relationships	28,962	—	—
Software, licenses and others	3,988	3,498	4,347

	$37,250	$7,798	$8,647

Finite-lived intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 28, 2008 is summarized as follows:

2009	$9,286
2010	8,042
2011	6,631
2012	4,063
2013	3,912
Thereafter	12,828

Total	$44,762

11. Goodwill
The changes in the carrying value of goodwill are as follows:

	December 30, 2007	December 28, 2008
Beginning	$513,512	$547,958
Goodwill relating to acquisition	24,809	—
Purchase adjustments	9,637	3,174

Ending	$547,958	$551,132

As of December 28, 2008, the Company had goodwill of $2,209 related to the acquisition of STATS ChipPAC Taiwan Semiconductor Corporation, $524,114 related to the acquisition of ChipPAC and $24,809 related to acquisition of the assembly and test operations in Thailand. In 2007 and 2008, purchase adjustments of $9,637 and $3,174 related to the deferred taxes valuation and other tax liabilities were recorded, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2006, 2007 and 2008, the Company performed its annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
The Company cannot predict the occurence of certain events or circumstances that might adversely affect the carrying value of goodwill in future. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions and the impact of the economic environment on the Company’s business.
12. Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 30, 2007	December 28, 2008
Staff costs and accrued restructuring charges	$40,276	$49,224
Purchase of raw materials	18,639	4,636
Maintenance fees, license fees and royalties	4,146	5,025
Interest expense	7,535	7,536
Provision for vacation liability	5,048	4,697
Liability for uncertain tax positions	—	34,621
Others	33,872	42,330

	$109,516	$148,069

13. Income Taxes
Income before income taxes consists of the following:

	Year Ended
	December 31, 2006	December 30, 2007	December 28, 2008
Singapore	$951	$(9,416)	$(9,652)
Foreign	111,626	138,499	58,974

	$112,577	$129,083	$49,322

Income tax expense consists of the following:

	Year Ended
	December 31, 2006	December 30, 2007	December 28, 2008
Current tax:
Singapore	$—	$—	$—
Foreign	(5,935)	(23,192)	(13,679)

Total current tax	$(5,935)	$(23,192)	$(13,679)

Deferred tax:
Singapore	$(1,400)	$(2,000)	$(5,804)
Foreign	(18,424)	(4,389)	311

Total deferred tax	$(19,824)	$(6,389)	$(5,493)

	$(25,759)	$(29,581)	$(19,172)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
A reconciliation of the expected tax expense at the Singapore statutory rate of tax to actual tax expense is as follows:

	Year Ended
	December 31, 2006	December 30, 2007	December 28, 2008
Income tax expense computed at Singapore statutory rate of 18.0% (2007: 18.0% and 2006: 20.0%)	$22,515	$23,235	$8,878
Non-deductible expenses	4,892	4,948	9,018
Non-taxable income, including income exemption	(461)	(1,558)	(9,287)
Differences in tax rates	5,550	10,239	7,411
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(13,926)	(14,660)	(3,694)
Change in statutory tax rate	(651)	—	—
Tax benefits from employee share option plans	(665)	(90)	(100)
Reinvestment allowance	(5,632)	(4,516)	(1,392)
Change in valuation allowance	9,114	12,163	25,446
Taxable foreign exchange adjustment	4,575	(3,645)	(17,293)
All other items, net	448	3,465	185

Income tax expense	$25,759	$29,581	$19,172

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 30, 2007 and December 28, 2008 are as follows:

	December 30, 2007	December 28, 2008
Deferred income tax assets:
Operating loss carryforwards	$21,833	$26,335
Investment, and research and development tax credits	59,811	50,609
Reinvestment allowance	39,484	40,876
Property, plant and equipment	42,859	42,312
Others	8,777	15,051

	172,764	175,183
Valuation allowance	(131,948)	(157,394)

	$40,816	$17,789

Deferred income tax liabilities:
Property, plant and equipment	$42,868	$27,212
Allowances and reserves	21,777	1,989

	64,645	29,201

Net deferred income tax assets (liabilities)	$(23,829)	$(11,412)

In 2004, as part of the acquisition of ChipPAC, the Company acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. The Company established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards in 2004. If utilized, these attributes will be treated as a reduction in acquired goodwill in accordance with the requirements of SFAS 141 and prior to the effectiveness of SFAS 141(R). In 2007 and 2008, $4,040 and $991 of the United States, South Korea and China net operating loss carryforwards and tax credit carryforwards, respectively, were utilized and accordingly the goodwill related to the acquisition of ChipPAC was reduced by $4,040 and $991, respectively. Subsequent to the adoption of FAS141(R) effective date January 1, 2009, the above rule will no longer apply and any benefit realized will be recorded as a reduction of income tax expense. As of December 28, 2008, the Company has established deferred tax valuation allowances of $33,913 in purchase accounting.
The deferred tax assets as of December 30, 2007 and December 28, 2008 arose principally as a result of the deferred tax benefit associated with operating loss carryforwards, investment, and research and development tax credits, reinvestment allowance and deductible temporary differences on property, plant and equipment.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
As of December 28, 2008, the Company had approximately $122,119 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2009 to 2025.
As of December 28, 2008, the Company had approximately $5,011, $304,780, $34,424 and $163,503 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2009 through 2013.
The Company recorded a valuation allowance of $131,948 and $157,394 as of December 30, 2007 and December 28, 2008, respectively, which represents an increase of $12,163 and $25,446 in 2007 and 2008, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income based on business plans, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company established a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, that the deferred tax assets will be realized.
The Company’s subsidiary in China, STATS ChipPAC Shanghai Co., Ltd. qualifies for a tax holiday from State Department of China under the foreign investment policy. STATS ChipPAC Shanghai Co., Ltd. is exempted from tax for two years followed by three years of 50% tax exemption, commencing from the first profitable year of operations (2006). This tax holiday will expire on December 31, 2010.
Changes in share ownership by shareholder may result in a limitation on the amount of the Singapore net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions. Concurrently, approximately $311,611 of such tax losses and capital allowance carryforwards continued to be made available to the Company’s operations in Singapore.
The Company adopted the provisions of FIN 48 in 2007. As a result of the implementation of FIN 48, the Company recognized an additional $518 liability on unrecognized tax benefits for uncertain tax positions in various jurisdictions and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in an increase to accumulated deficit of $518 as of January 1, 2007. In 2007 and 2008, the Company recorded a $13,677 and $4,165 increase in tax reserves relating to certain tax matters prior to August 2004. This increased the goodwill related to the acquisition of ChipPAC accordingly by $13,677 and $4,165 in 2007 and 2008, respectively. In addition, the Company reclassified $17,930 relating to certain tax matters prior to August 2004 from deferred tax liabilities to liability for unrecognized tax benefits in 2008. A reconciliation of the unrecognized tax benefits is as follows:

	December 30, 2007	December 28, 2008
Unrecognized tax benefits:
Beginning	$518	$21,422
Increases related to prior year tax positions	13,521	24,211
Increases related to current year tax positions	7,383	927
Decreases related to current year tax positions	—	(4,111)
Decreases related to settlements with taxing authorities	—	(150)
Decreases as a result of lapse of applicable statute limitations	—	(179)

Ending	$21,422	$42,120

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2007 and 2008, $7,383 and $8,787 have been further reserved as a liability on unrecognized tax benefits for uncertain tax positions and is accounted for as a current income tax adjustment due to an increase of the current period activity related to uncertain tax positions. It is estimated that the uncertain tax position will increase by approximately $1,932 in the next twelve months given the same level of future taxable profit as 2008. The Company also expects the uncertain tax position to decrease by approximately $34,621 in the next twelve months due to settlements with taxing authorities. Included in the unrecognized tax benefits is an amount of $7,383 and $16,170 which if recognized, would impact the effective tax rate for 2007 and 2008, respectively.
The Company recognizes interest and penalties related to the unrecognized tax benefits in the income tax expense. In 2008, the Company recognized $7,860 of interest and penalties in earnings. As of December 28, 2008, the Company has approximately $11,523 of such accrued interest and penalties.
Annually, the Company files income tax returns in various jurisdictions. The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service (the “NTS”) through a Mutual Agreement Procedure (“MAP”) relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to 2002. The years still open to audit by the foreign tax authorities, which represent the years still subject to the statute of limitations, in major jurisdictions include Singapore (2001 onward), South Korea (2002 onward), Malaysia (2002 onward), United States (1999 onward), China (2002 onward) and Taiwan (2006 onward). Audit resolutions could potentially reduce the Company’s unrecognized tax benefits, either because the tax positions are not sustained on audit or because the Company agrees to tax disallowances.
In 2008, the Singapore Economic Development Board (“EDB”) offered the Company a five year tax incentive for its Singapore operations commencing July 1, 2007, whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.
14. Short-Term Borrowings
The Company has a line of credit from Bank of America with credit limit of $50,000, of which $50,000 was outstanding as of December 28, 2008. The facility bore average interest rates of 5.6% in 2007 and 3.6% in 2008, respectively. The line of credit is subject to periodic review by the lender for the continued use of the facility. In 2008, we had facilities with Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea in the aggregate of $25,000. These facilities expired during the year.
15. Long-Term Debts
Long-term debts consist of the following:

	December 30, 2007	December 28, 2008
6.75% senior fixed-rate notes	$215,000	$215,000
7.5% senior fixed-rate notes	150,000	150,000
2.5% convertible subordinated fixed-rate notes	134,500	—
0% convertible senior fixed-rate notes	18,551	—
6% promissory note	46,800	26,800
U.S. dollars bank loan at floating rates	12,600	6,600
Taiwan dollar loans at floating rates	32,315	25,053
Taiwan dollar loans and commercial papers at fixed rates	1,128	—
Accrued yield-to-maturity interest on convertible notes	3,440	—

	614,334	423,453
Less current amounts	(190,481)	(26,953)

	$423,853	$396,500

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
On November 7, 2003, the Company issued $115,000 of senior, unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, 123.4% of the principal amount, comprising principal and redemption interest, will be due and payable. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% (to arrive at effective yield of 4.25%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date. In 2007, the Company redeemed $96,449 aggregate principal amount of the zero coupon convertible notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. The Company paid a total amount of $114,118 (including accretion of yield-to-maturity interest on the convertible notes) in respect of the convertible notes redemption. The Company financed the redemption with cash and short-term borrowings. In 2008, the Company repurchased the outstanding $18,551 aggregate principal amount of the zero coupon convertible notes for $22,057 (including accretion of yield-to-maturity interest on the convertible notes). We financed the repurchase with cash in hand.
The conversion price of the zero coupon convertible senior notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution of the Company’s ordinary shares, or subsidiaries’ issue of any securities or rights which are convertible into or exchangeable for the Company’s ordinary shares, to all or substantially all holders of the Company’s ordinary shares for below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to purchase or subscribe for the Company’s ordinary shares for below the reasonable range of fair market value; (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of assets or other securities, including rights to acquire those assets or other securities, for below the reasonable range of the assets or other securities’ fair market value; (5) on issue or distribution of “extraordinary dividends” (defined as a total dividend that is equal to or exceeds (i) 2% of the one year average closing price of the Company’s ordinary shares if the Company has never paid cash dividends, or (ii) the lower of (a) two times the largest

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
aggregate cash dividends in any previous year, and (b) the largest aggregate cash dividends in any previous year plus 1% of the one year average closing price of the Company’s ordinary shares if the Company has paid cash dividends at least once); and (6) on spin-off of any of the Company’s subsidiaries or other business units. The terms of the indentures governing the zero coupon convertible senior notes provide that the ordinary shares deliverable upon conversion would not be registered under the Securities Act of 1933.
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
In May 2007, in connection with the tender offer by STSPL for equity securities of our Company, STSPL acquired $134,500 aggregate principal amount of these convertible notes. The balance $15,500 principal amount of the 2.5% convertible subordinated notes were converted into 1,672,601 ADSs (equivalent to 16,726,010 ordinary shares) in May 2007. In November 2007, we entered into a letter agreement with STSPL pursuant to which STSPL agreed to the following: (1) the conversion right of these convertible notes will be satisfied by a delivery of our ordinary shares in lieu of ADSs upon conversion of these convertible notes, (2) we have no obligation to list or cause to have quoted the ADSs on Nasdaq or another national securities exchange or over-the-counter market or any other market, (3) if our reporting obligations under the Exchange Act are terminated, we have no obligation to file with the SEC or provide the trustee for these convertible notes any reports, information or documents or comply with the provisions of the U.S. Trust Indenture Act of 1939, as amended, and (4) before STSPL transfers any of these convertible notes, it will procure the transferee to deliver a letter substantially in the form of the November 2007 letter or consent to the Company, STATS ChipPAC, Inc. and the trustee entering into a supplemental indenture to amend the indenture to effect the foregoing. In 2008, STSPL converted its entire $134,500 aggregate principal amount into ordinary share as discussed in Note 2.
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
On October 2, 2007, the Company issued a $50,000 promissory note carrying interest, payable annually, of 6% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3,200 amounted to $46,800 as of December 30, 2007. The promissory note is payable over 4 yearly installments of $20,000, $10,000, $10,000 and $6,800 over the next 4 years. The first installment of $20,000 was paid to LSI in 2008.
STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank in South Korea with a credit limit of $25,000. In 2006, STATS ChipPAC Korea Ltd. borrowed $12,000 under this facility to finance its purchase of a building and land in South Korea. In 2007, STATS ChipPAC Korea Ltd. borrowed an additional $3,600 under this facility. As of December 28, 2008, the interest rate for the $12,000 loan was 3.7% per annum and the interest rate for the $3,600 loan was 3.5% per annum. Interest is payable on a monthly basis. The principal on the $12,000 loan is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3,600 loan is repayable at maturity in June 2009. As of December 28, 2008, $634 was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26,353 as of December 28, 2008. As of December 28, 2008, $6,600 of the loans was outstanding.
STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion ($106,872 based on the exchange rate as January 30, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown which took place on February 18, 2007. As of December 28, 2008, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion ($20,781 based on the exchange rate as of January 30, 2009) under the term loan facility. The term loan facility bore interest at a rate of 3.4% per annum in 2008 and interest on the loan is payable on a quarterly basis. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of December 28, 2008, the outstanding balance on this facility was $21,186.
Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.0 billion ($29,687 based on the exchange rate as January 30, 2009) of bank and credit facilities from various other banks and financial institutions, of which $3,867 borrowings was outstanding as of December 28, 2008. These credit facilities have varying interest rates ranging from 2.2% to 2.7% per annum and maturities ranging from 2009 through 2012.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Annual maturities of long-term debts as of December 28, 2008 are as follows:

Payable in year
2009	26,953
2010	170,353
2011	225,374
2012	773

$423,453

The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), and, in the case of the 7.5% Senior Notes due 2010, STATS ChipPAC Korea Ltd., fully and unconditionally guaranteed the obligations under the indentures of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, on an unsecured senior basis. See Note 28, Condensed Consolidating Financial Information. The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, are subject to the covenant restrictions under the terms of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, which, among other things, limit their ability to incur additional indebtedness, prepay subordinated debts, make investments, declare or pay dividends, enter into transactions with affiliates, sell assets, enter into sale and leaseback transactions, incur liens and encumbrances, enter into merger and consolidations and other customary restrictions. The 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010 are cross-defaulted to the Company’s other indebtedness. At December 28, 2008, the Company was in compliance with all covenants.
16. Unutilized Credit Facilities
As of December 30, 2007 and December 28, 2008, the Company have other undrawn banking and credit facilities consisting of short-term loans, long-term loans and bank guarantees of $30,826 and $41,571, respectively, with financial institutions in various countries. The notional letters of credit amounts outstanding as of December 30, 2007 and December 28, 2008 were $3,250 and $884, respectively.
17. Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 30,	December 28,
	2007	2008
Deferred tax liabilities	$64,463	$29,191
Accrued retirement and severance benefits	38,985	22,908
Liability for uncertain tax positions	16,604	7,499
Others	5,041	4,546

	$125,093	$64,144

Changes in accrued retirement and severance benefits in 2006, 2007 and 2008 are as follows:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Beginning	$20,210	$27,154	$39,237
Increase due to acquisition	—	7,677	—
Provision for retirement and severance benefits	9,119	12,031	8,166
Severance payments	(4,172)	(7,348)	(15,752)
Foreign currency loss	1,997	(277)	(8,568)

Ending	$27,154	$39,237	$23,083
Payments on deposits with Korean National Pension Fund	(262)	(252)	(175)

Ending, net of payments on deposits	$26,892	$38,985	$22,908

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
18. Share Capital and Additional Paid-in Capital
The Company is incorporated in Singapore. Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act of 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid up capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital as of January 30, 2006 which increased the share capital account on that date to $1,820,277.
As a result of the employees exercising their share options and purchase rights in 2006, 2007 and 2008, 26,522,092, 27,793,536 and 9,745,970 ordinary shares were issued, respectively.
In 2007 and 2008, the Company issued 1,672,601 ADSs (equivalent to 16,726,010 ordinary shares) and 145,138,660 ordinary shares upon conversion of $15,500 and $134,500 aggregate principal amount of its 2.5% convertible subordinated notes due 2008, respectively.
19. Share Repurchase
The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. At the annual general meeting in April 2007, the Company obtained shareholders’ approval for the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 28, 2008, the Company had not repurchased any shares.
20. Accumulated Other Comprehensive (Loss) Income
The components of accumulated other comprehensive loss are as follows:

	December 30,	December 28,
	2007	2008
Currency translation loss	$(7,086)	$(7,589)
Unrealized gain (loss) on hedging instruments	378	(4,113)
Unrealized loss on available-for-sale marketable securities	(897)	(606)

	$(7,605)	$(12,308)

21. Share Options and Incentive Plans
As of December 28, 2008, the Company had outstanding grants under two share-based compensation plans. Two of the Company’s share-based compensation plans were terminated in 2008 pursuant to the Company’s consideration on replacement of its long term compensation strategy.
The Company adopted the fair value recognition provisions of SFAS 123(R) in 2006. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Cost of revenues	$5,965	$4,783	$905
Selling, general and administrative	6,143	3,118	875
Research and development	1,580	968	228
Accelerated share-based compensation	—	—	1,562

	$13,688	$8,869	$3,570

The Company issued Restricted Shares Units (“RSUs”) and contingent Performance Share Plan (“PSP”) awards in 2007 pursuant to the Restricted Share Plan (“RSP”) and the PSP, respectively. No share options were granted in 2007, as the RSP is intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended. In January 2008, the Company decided to terminate the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”) and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”). The termination became effective in end March 2008. The STATS ChipPAC Share Option Plan, as amended, was phased out in 2006 and replaced by the RSP. No Restricted Share Units (“RSUs”), contingent Performance Share Plan awards, employee share purchase rights or share options were granted in 2008.
SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. In 2007 and 2008, the windfall tax benefit realized from exercised employee share options was insignificant.
Concurrently with the tender offer (refer to “Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer” in Note 1(a)), STSPL made an options proposal to all holders of options granted under the STATS ChipPAC share option plans whereby the participating holders would agree not to exercise their options for new shares or to exercise their rights as option holders. During the tender offer period, 85,348,090 options were surrendered pursuant to the options proposal.
The following table summarizes share option activity in 2006, 2007 and 2008:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at December 26, 2005	124,175	1.01
Granted	16,498	0.68
Lapsed and forfeited	(17,596)	1.11
Exercised	(6,277)	0.41

Options outstanding at December 31, 2006	116,800	0.99
Lapsed and forfeited	(4,222)	1.25
Surrendered in tender offer	(85,348)	1.02
Exercised	(11,244)	0.62

Options outstanding at December 30, 2007	15,986	$1.70
Lapsed and forfeited	(1,559)	1.60
Exercised	(37)	0.55

Options outstanding at December 28, 2008	14,390	$1.83	$3

Exercisable at December 31, 2006	70,732	$1.19

Exercisable at December 30, 2007	15,328	$1.53

Exercisable at December 28, 2008	14,303	$1.53	$3

The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their share options. In 2007 and 2008, the total amount of cash received from the exercise of share options was $6,907 and $21, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following table summarizes information about share options outstanding at December 28, 2008:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	12/28/2008	Life	Price	12/28/2008	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	13	0.8 years	$0.14	13	0.8 years	$0.14
$0.22 to $0.29	28	4.0 years	$0.29	28	4.0 years	$0.29
$0.43 to $0.47	1	2.3 years	$0.46	1	2.2 years	$0.46
$0.55 to $0.87	525	3.8 years	$0.76	438	3.5 years	$0.79
$0.91 to $1.07	1	2.5 years	$1.07	1	2.5 years	$1.07
$1.16 to $1.64	12,797	3.3 years	$1.39	12,797	3.3 years	$1.39
$2.04 to $2.61	208	1.0 years	$2.09	208	1.0 years	$2.09
$3.99	817	1.3 years	$3.99	817	1.3 years	$3.99

	14,390	3.1 years		14,303	3.1 years

The following table summarizes information on RSUs and contingent PSP awards activity in 2007 and 2008:

	RSUs			Contingent PSP awards
		Weighted			Weighted
		Average			Average
		Grant-			Grant-
	Number of	Date Fair	Aggregate	Number of	Date Fair	Aggregate
	shares	Value	Intrinsic Value	shares	Value	Intrinsic Value
	(In thousands)		(In thousands)	(In thousands)		(In thousands)
Granted in 2007	6,970	$0.86		3,450	$0.85
Lapsed and forfeited	(668)	0.86		(470)	0.85

Outstanding as of December 30, 2007	6,302	0.86		2,980	0.85
Lapsed and forfeited	(655)	0.86		(45)	0.85
Cancelled	—	—		(2,935)	0.85
Vested	(2,083)	0.86		—	—

Outstanding as of December 28, 2008	3,564	$0.85	$1,922	—	$—	$—

The aggregate intrinsic value in the table above represents the value of the shares on the date that the RSUs and contingent PSP awards vest.
In 2008, 2.1 million ordinary shares were issued pursuant to the RSP. No issue of shares pursuant to RSP awards were made in 2007.
No issue of shares pursuant to contingent PSP awards was made in 2007 and 2008. Upon the termination of the PSP in March 2008, the Company cancelled the 2,935,000 unvested Contingent PSP awards in 2008. As a result, the Company recorded $1,562 of accelerated share-based compensation expense in 2008.
The fair value of the contingent PSP awards for 2007 was calculated with the following assumptions:

Year Ended
December 30, 2007
Expected term	3 years
Dividend yield	0.0%
Risk free interest rate	3.0%
Weighted average volatility	40.0%

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
For the employee share purchase rights under the terms of the ESPP granted prior to its termination in March 2008, the total number of shares purchased under the plan and the Company’s matching contribution of 20% of the contribution of the ESPP participants by issuing shares, can vary as the purchase price per share was determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights was determined at the end of the purchase period, on which the number of shares an employee was entitled and the purchase price were determinable. The Company calculated estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares to be purchased under the plan and the level of contribution, as determined in accordance with the terms of the ESPP.
The Company estimated the grant-date fair value of share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporated various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility was based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options was derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
The fair value of share options granted in 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended
December 31, 2006
Expected term	3 - 7 years
Dividend yield	0.0%
Risk free interest rate	3.0% - 3.4%
Weighted average volatility	39.1%
The Company estimated the fair value of RSUs based on the market price of ordinary shares on the date of grant. The fair value of contingent PSP awards was calculated using the market price of ordinary shares on the date of award, adjusted to the market-based performance conditions represented by total shareholders’ return on a certain set of absolute and relative to benchmark company criteria.
As of December 30, 2007 and December 28, 2008, there were $29 and $2,510, and $5 and $683 of unrecognized share-based compensation expenses, respectively, related to approximately 658,456 and 86,766 of unvested share option awards and 6,302 and 3,564 of unvested RSUs, respectively, net of $24 and $1 of estimated share option award forfeitures and $160 and $113 of estimated RSU forfeitures, respectively. In 2008, these costs are expected to be recognized over a weighted-average period of 1.0 and 1.1 years for share options and the RSUs, respectively. In 2007, these costs are expected to be recognized over a weighted-average period of 1.0 and 1.6 years for share options and the RSUs, respectively.
In 2007 and 2008, the total grant-date fair value of share options that vested were $11,114 and $6,003. The total intrinsic value of share options exercised in 2007 and 2008 were $6,699 and $12, respectively. In 2007 and 2008, the value of the 16,549,520 and 7,625,760 shares issued for ESPP purchases were $12,944 and $6,132 and employees contributed $12,968 and $4,704 to the ESPP, respectively.
22. Commitments and Contingencies
(a) Commitments
As of December 30, 2007 and December 28, 2008, unconditional purchase obligations consist of the following:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

	December 30,	December 28,
	2007	2008
Capital commitments
Building, mechanical and electrical installation	$9,137	$2,187
Plant and equipment	55,094	33,522

Other commitments
Inventories	$49,925	$27,848

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.
The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $6,128 per annum for 2009 through 2013.
The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense in 2006, 2007 and 2008 was $11,084, $11,277 and $11,794, respectively.
The Company has leased certain plant and equipment under operating leases. These leases extend through 2010. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases in 2006, 2007 and 2008 were $21,749, $1,954 and $4,662, respectively.
Future minimum lease payments under non-cancelable operating leases as of December 28, 2008 were:

Payable in year
2009	12,610
2010	10,323
2011	9,432
2012	8,355
2013	8,330
Thereafter	27,115

$76,165

(b) Contingencies
The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
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
In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of the Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation. The target date currently set by the ITC for the conclusion of the First ITC Investigation is April 2009.
In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of the Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera seeks an order to prevent the Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. The Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is February 2010.
The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (“PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action.Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
The Company believes that it has a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.
In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
In connection with the merger of STATS and ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $11,617 based on the exchange rate as of January 30, 2009) was made by the South Korean National Tax Service (the “NTS”), relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to September 2001. The Company does not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed this assessment through the NTS’s Mutual Agreement Procedure (“MAP”). In July 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request in July 2002. A further assessment of 2.7 billion South Korean Won (approximately $1,935 based on the exchange rate as of January 30, 2009) was made against ChipPAC in January 2004 for interest expense from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that the Company is not successful with its appeal, the Company estimates that the maximum amount payable by the Company,

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
including potential interest and local surtax, as of December 28, 2008 to be 35.2 billion South Korean Won (approximately $25,514 based on the exchange rate as of January 30, 2009). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
23. Restructuring Charges
The restructuring charges of $19,790 in 2008 consist of severance and related charges in connection with the reduction of the Company’s workforce including the reduction of approximately 335 employees in the first quarter 2008 and approximately 1,600 employees which the Company announced in December 2008 in response to the global economic downturn. The workforce reduction announced in December 2008 is expected to be completed in the first quarter of 2009.
The restructuring charges of $1,938 and $990 in 2006 and 2007 consist of severance and related charges in connection with the reduction in workforce by 556 and 143 employees, respectively.
24. Other Non-Operating Income (Expense)

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Gain (loss) on sale and maturity of marketable securities	$5	$(131)	$36
Loss from repurchase and redemption of senior and convertible notes	(500)	—	—
Other income (expense), net	603	(311)	(9)

	$108	$(442)	$27

25. Fair Value of Financial Instruments
As more fully discussed in Note 1 (ee), effective in 2008, the Company adopted SFAS 157 for measuring financial assets and liabilities and non-financial assets and liabilities that are recognized at fair value in the financial statements. The following information as it pertains to 2008 is presented in accordance with the requirements of SFAS 157. Information pertaining to 2007 is presented in accordance with the disclosure requirements in effect prior to the adoption of SFAS 157.
The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following table sets forth the fair value of the Company’s financial assets and liabilities that were accounted for, at fair value on a recurring basis as of December 28, 2008:

	Fair value measurement
	December 28, 2008
	Level 1	Level 2	Level 3
Assets:
Marketable securities	$56,901	$—	$—

	$56,901	$—	$—

Liabilities:
Foreign currency forward contracts	$—	$7,078	$—

	$—	$7,078	$—

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The carrying amounts of marketable securities and foreign currency forward contracts are equal to their fair value. Unrealized gains or losses on marketable securities and foreign currency forward contracts are recorded in accumulated other comprehensive gain (loss) at each measurement date. The carrying amounts of cash and cash equivalents, restricted cash, short-term borrowings and long-term debts are equal to their fair value.
The following table sets forth the estimated fair value of the Company’s financial liabilities that are not measured at fair value on a recurring basis as of December 28, 2008:

	Estimated Fair Value
	December 28, 2008
	Level 1	Level 2	Level 3

Liabilities:
Senior notes	$—	$268,250	$—

	$—	$268,250	$—

The carrying values of the senior notes as of December 28, 2008 were $365,000.
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
The following methods and assumptions were used to estimate the fair value disclosures of significant classes of financial instruments as of December 30, 2007:
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
Senior and convertible notes
The fair value is estimated by obtaining quotes from market and brokers or based on current rates offered to the Company or similar issues for debt of the same remaining maturities.

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
The following table set forth the carrying amounts and fair values of the Company’s financial instruments as of December 30, 2007 prior to the adoption of SFAS 157:

	December 30, 2007
	Carrying	Estimated
	Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$213,461	$213,461
Marketable securities	44,526	44,526
Restricted cash	1,612	1,612
Financial Liabilities:
Short-term borrowings	$50,300	$50,300
Long-term debts, excluding senior and convertible notes	92,843	92,805
Senior and convertible notes	521,491	540,862
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
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
United States
— packaging — laminate	648,258	690,297	692,734
— packaging — leaded	265,012	259,732	230,434
— test and other services	269,939	283,735	279,348

	1,183,209	1,233,764	1,202,516

Asia
— packaging — laminate	231,946	213,857	189,742
— packaging — leaded	21,861	32,576	55,869
— test and other services	132,720	121,410	126,855

	386,527	367,843	372,466

Europe
— packaging — laminate	17,585	25,928	55,027
— packaging — leaded	9,610	11,154	12,170
— test and other services	20,002	12,871	16,009

	47,197	49,953	83,206

Total
— packaging — laminate	897,789	930,082	937,503
— packaging — leaded	296,483	303,462	298,473
— test and other services	422,661	418,016	422,212

	$1,616,933	$1,651,560	$1,658,188

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Long-lived assets by geographical area were:

	Year Ended
	December 30,	December 28,
	2007	2008
Singapore	$280,371	$227,636
United States	20,110	17,666
Rest of Asia	976,009	971,040

Total	$1,276,490	$1,216,342

Net assets by geographical area were:

	Year Ended
	December 30,	December 28,
	2007	2008
Singapore	$495,100	$493,739
United States	96,369	136,536
Rest of Asia	792,500	918,382

Total	$1,383,969	$1,548,657

In 2008, Qualcomm, Inc. (“Qualcomm”) contributed 11.6% of our net revenues. In 2007, Analog Devices, Inc. (“ADI”) contributed 10.1% of our net revenues. In 2006, Freescale Semiconductor Inc. (“Freescale”) and Intel Corporation (“Intel”) each contributed 10.7% and 10.1% of our net revenues, respectively.
27. Recent Event
In February 2009, the Company announced that it will not proceed with its proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, the Company has not been able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to the Company.
28. Condensed Consolidating Financial Information
In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011. The senior notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) STATS ChipPAC, Inc., STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (the “Guarantor Subsidiaries”) and (2) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (the “Non-Guarantor Subsidiaries”) did not provide guarantees.
In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the Guarantor Subsidiaries. The Non-Guarantor Subsidiaries and STATS ChipPAC Korea Ltd did not provide guarantees.
The following is the consolidated financial information segregated between STATS ChipPAC Ltd. as the issuer of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$501,660	$573,502	$1,083,906	$289,434	$(831,569)	$1,616,933
Cost of revenues	(400,330)	(490,533)	(950,997)	(240,838)	791,925	(1,290,773)

Gross profit	101,330	82,969	132,909	48,596	(39,644)	326,160

Operating expenses:
Selling, general and administrative	57,018	12,453	90,176	12,030	(32,211)	139,466
Research and development	10,253	10,408	15,962	1,334	(7,511)	30,446
Restructuring charges	1,938	—	—	—	—	1,938

Total operating expenses	69,209	22,861	106,138	13,364	(39,722)	171,850

Operating income	32,121	60,108	26,771	35,232	78	154,310

Other income (expense), net:
Interest income	3,468	389	2,803	811	(2,070)	5,401
Interest expense	(35,198)	(3,507)	(7,145)	(2,036)	2,070	(45,816)
Foreign currency exchange gain (loss)	89	(2,874)	2,303	(1,142)	46	(1,578)
Equity gain from investment in equity investee	152	—	—	—	—	152
Equity gain from investment in subsidiaries	74,478	—	12,741	—	(87,219)	—
Dividend income from subsidiary	2,903	—	—	—	(2,903)	—
Other non-operating income (expense), net	195	(2)	(381)	296	—	108

Total other income (expense), net	46,087	(5,994)	10,321	(2,071)	(90,076)	(41,733)

Income before income taxes	78,208	54,114	37,092	33,161	(89,998)	112,577
Income tax expense	(1,400)	(19,624)	(3,291)	(1,444)	—	(25,759)

Income before minority interest	76,808	34,490	33,801	31,717	(89,998)	86,818
Minority interest	—	—	—	—	(10,010)	(10,010)

Net income	$76,808	$34,490	$33,801	$31,717	$(100,008)	$76,808

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income	$76,808	$34,490	$33,801	$31,717	$(100,008)	$76,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	86,748	53,207	76,871	49,570	(79)	266,317
Amortization of leasing prepayments	7,386	—	—	—	—	7,386
Debt issuance cost amortization	2,262	—	109	—	—	2,371
Loss (gain) on sale of property, plant and equipment	852	(16)	(58)	473	—	1,251
Accretion of discount on convertible notes	6,618	—	—	—	—	6,618
Loss on redemption of convertible notes	—	—	500	—	—	500
Foreign currency exchange loss (gain)	(220)	—	—	1,024	(46)	758
Share-based compensation	4,150	5,244	3,191	1,103	—	13,688
Deferred income taxes	1,400	19,515	(769)	(293)	—	19,853
Minority interest in income of subsidiary	—	—	—	—	10,010	10,010
Equity income from investment in subsidiaries	(74,479)	—	(12,741)	—	87,220	—
Equity income from investment in equity investee	(152)	—	—	—	—	(152)
Gain on sale of marketable securities	—	—	—	(5)	—	(5)
Others	487	175	137	210	—	1,009
Changes in operating working capital:
Accounts receivable	15,170	—	(23,298)	5,339	—	(2,789)
Amounts due from affiliates	(120,238)	(6,398)	4,780	(12,221)	138,381	4,304
Inventories	(11,631)	(9,984)	(1,893)	(8,760)	—	(32,268)
Other receivables, prepaid expenses and other assets	6,358	(451)	(298)	1,746	—	7,355
Accounts payable, accrued operating expenses and other payables	2,973	10,070	415	31,316	—	44,774
Amounts due to affiliates	10,052	(13,953)	137,559	4,706	(138,381)	(17)

Net cash provided by operating activities	14,544	91,899	218,306	105,925	(2,903)	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$35,391	$—	$35,391
Proceeds from maturity of marketable securities	—	—	—	20,841	—	20,841
Purchases of marketable securities	—	—	—	(80,866)	—	(80,866)
Cash injection in subsidiaries	(7,517)	—	(54,500)	—	62,017	—
Investment in equity investee	(10,154)	—	—	—	—	(10,154)
Acquisition of intangible assets	(1,835)	(1,151)	(3,012)	(421)	—	(6,419)
Purchases of property, plant and equipment	(96,176)	(94,167)	(72,208)	(157,913)	26,821	(393,643)
Proceeds from sale of assets held for sale	—	—	—	4,027	—	4,027
Others, net	12,100	6,139	7,199	6,423	(26,821)	5,040

Net cash used in investing activities	(103,582)	(89,179)	(122,521)	(172,518)	62,017	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$(21,496)	$—	$(20,794)	$—	$(42,290)
Repayment of long-term debts	—	(690)	—	(26,937)	—	(27,627)
Proceeds from issuance of shares, net of expenses	13,254	—	—	62,017	(62,017)	13,254
Repurchase and redemption of senior and convertible notes	—	—	(50,500)	—	—	(50,500)
Proceeds from bank borrowings	—	16,653	—	43,655	—	60,308
Decrease in restricted cash	—	116	—	1,511	—	1,627
Capital lease payments	—	(7,091)	—	—	—	(7,091)
Distribution to minority interest in subsidiary	—	—	—	(5,445)	2,903	(2,542)

Net cash provided by (used in) financing activities	13,254	(12,508)	(50,500)	54,007	(59,114)	(54,861)

Net increase (decrease) in cash and cash equivalents	(75,784)	(9,788)	45,285	(12,586)	—	(52,873)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(390)	—	(390)
Cash and cash equivalents at beginning of the year	144,841	32,291	10,500	37,088	—	224,720

Cash and cash equivalents at end of the year	$69,057	$22,503	$55,785	$24,112	$—	$171,457

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 30, 2007

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$91,813	$25,224	$65,945	$30,479	$—	$213,461
Short-term marketable securities	—	—	—	29,230	—	29,230
Accounts receivable, net	72,827	—	183,486	15,047	—	271,360
Short-term amounts due from affiliates	440,518	38,005	141,656	65,932	(676,819)	9,292
Other receivables	2,527	2,716	904	730	—	6,877
Inventories	19,614	38,516	11,680	13,502	—	83,312
Prepaid expenses and other current assets	5,276	2,589	11,170	3,285	—	22,320

Total current assets	632,575	107,050	414,841	158,205	(676,819)	635,852
Long-term marketable securities	15,296	—	—	—	—	15,296
Long-term amounts due from affiliates	—	—	—	6,852	—	6,852
Property, plant and equipment, net	280,371	382,420	289,828	323,871	—	1,276,490
Investment in equity investee	10,350	—	—	—	—	10,350
Investment in subsidiaries	995,948	—	111,167	—	(1,107,115)	—
Intangible assets	5,646	1,586	30,495	3,027	—	40,754
Goodwill	—	316,067	125,800	103,882	2,209	547,958
Long-term restricted cash	—	629	614	369	—	1,612
Prepaid expenses and other non-current assets	15,055	27,061	1,406	18,268	—	61,790

Total assets	$1,955,241	$834,813	$974,151	$614,474	$(1,781,725)	$2,596,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$14,024	$76,254	$28,780	$45,242	$—	$164,300
Payables related to property, plant and equipment purchases	13,422	35,486	11,350	10,486	—	70,744
Accrued operating expenses	48,028	12,091	37,554	11,843	—	109,516
Income taxes payable	—	7,682	2,718	6,850	—	17,250
Short-term borrowings	50,000	—	—	300	—	50,300
Short-term amounts due to affiliates	58,447	87,560	485,123	47,340	(676,819)	1,651
Current installments of long-term debts	21,991	6,000	154,500	7,990	—	190,481

Total current liabilities	205,912	225,073	720,025	130,051	(676,819)	604,242
Long-term debts, excluding current installments	365,000	6,600	26,800	25,453	—	423,853
Other non-current liabilities	360	95,377	19,067	10,289	—	125,093

Total liabilities	571,272	327,050	765,892	165,793	(676,819)	1,153,188

Minority interest	—	—	—	—	59,797	59,797
Total shareholders’ equity	1,383,969	507,763	208,259	448,681	(1,164,703)	1,383,969

Total liabilities and shareholders’ equity	$1,955,241	$834,813	$974,151	$614,474	$(1,781,725)	$2,596,954

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 30, 2007

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$432,058	$613,248	$1,199,553	$333,329	$(926,628)	$1,651,560
Cost of revenues	330,428	526,608	1,077,722	278,235	(882,709)	1,330,284

Gross profit	101,630	86,640	121,831	55,094	(43,919)	321,276

Operating expenses:
Selling, general and administrative	54,715	15,336	65,966	9,887	(33,311)	112,593
Research and development	13,931	10,262	19,522	1,833	(10,630)	34,918
Tender offer expenses	10,119	—	803	—	—	10,922
Impairment of assets held for sale	—	—	1,725	—	—	1,725
Restructuring charges	990	—	—	—	—	990

Total operating expenses	79,755	25,598	88,016	11,720	(43,941)	161,148

Operating income	21,875	61,042	33,815	43,374	22	160,128

Other income (expense), net:
Interest income	3,807	425	4,086	971	(2,031)	7,258
Interest expense	(33,904)	(3,094)	(4,187)	(1,296)	2,031	(40,450)
Foreign currency exchange gain	1,968	322	179	18	—	2,487
Equity gain from investment in equity investee	102	—	—	—	—	102
Equity gain from investment in subsidiaries	99,636	—	24,735	—	(124,371)	—
Dividend income from subsidiary	5,486	—	—	—	(5,486)	—
Other non-operating income (expense), net	(3,286)	3,429	(877)	292	—	(442)

Total other income (expense), net	73,809	1,082	23,936	(15)	(129,857)	(31,045)

Income before income taxes	95,684	62,124	57,751	43,359	(129,835)	129,083
Income tax expense	2,000	11,402	7,583	8,596	—	29,581

Income before minority interest	93,684	50,722	50,168	34,763	(129,835)	99,502
Minority interest	—	—	—	—	(5,818)	(5,818)

Net income	$93,684	$50,722	$50,168	$34,763	$(135,653)	93,684

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 30, 2007

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities

Net income	93,684	50,722	50,168	34,763	(135,653)	93,684
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	84,095	65,509	54,937	49,818	(7)	254,352
Amortization of leasing prepayments	11	—	—	—	—	11
Debt issuance cost amortization	2,446	—	115	—	—	2,561
Loss (gain) on sale of property, plant and equipment	1,090	(1)	(36)	(1,070)	—	(17)
Impairment of assets held for sale	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	4,830	—	—	—	—	4,830
Foreign currency exchange loss (gain)	(16)	—	—	755	(15)	724
Share-based compensation	3,192	3,958	1,531	188	—	8,869
Deferred income taxes	2,000	(9,079)	2,490	914	—	(3,675)
Minority interest in income of subsidiary	—	—	—	—	5,818	5,818
Equity income from investment in subsidiaries	(99,636)	—	(24,735)	—	124,371	—
Equity income from investment in equity investee	(102)	—	—	—	—	(102)
Others	280	(17)	59	1,282	—	1,604
Changes in operating working capital:
Accounts receivable	2,828	—	(30,059)	(350)	—	(27,581)
Amounts due from affiliates	55,562	(23,032)	(40,574)	(46,951)	41,357	(13,638)
Inventories	17,382	3,354	(3,868)	12,731	—	29,599
Other receivables, prepaid expenses and other assets	4,091	6,597	(2,239)	(1,337)	—	7,112
Accounts payable, accrued operating expenses and other payables	(21,209)	36,516	41,981	(12,996)	(262)	44,030
Amounts due to affiliates	40,330	12,162	(20,287)	10,758	(41,357)	1,606

Net cash provided by operating activities	190,858	146,689	31,208	48,505	(5,748)	411,512

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$19,660	$—	$19,660
Proceeds from maturity of marketable securities	2,614	—	—	20,985	—	23,599
Purchases of marketable securities	—	—	—	(27,450)	—	(27,450)
Cash injection in subsidiaries	(60,214)	—	—	—	60,214	—
Acquisition of intangible assets	(2,247)	(446)	(2,500)	(1,569)	—	(6,762)
Acquisition of business	—	—	(100,000)	—	—	(100,000)
Purchases of property, plant and equipment	(43,237)	(145,307)	(31,319)	(46,525)	34,100	(232,288)
Proceeds from sale of assets held for sale	—	—	657	21,172	—	21,829
Others, net	16,049	6,983	4,228	9,164	(34,100)	2,324

Net cash used in investing activities	(87,035)	(138,770)	(128,934)	(4,563)	60,214	(299,088)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$(48)	$—	$(6,501)	$—	$(6,549)
Repayment of long-term debts	(114,118)	(5,070)	—	(51,330)	—	(170,518)
Proceeds from issuance of shares, net of expenses	19,851	—	58,500	1,452	(59,952)	19,851
Repurchase and redemption of senior and convertible notes	(36,800)	—	—	—	—	(36,800)
Proceeds from promissory notes	—	—	50,000	—	—	50,000
Proceeds from bank borrowings	50,000	3,600	—	29,257	—	82,857
Increase in restricted cash	—	—	(614)	(17)	—	(631)
Capital lease payments	—	(3,680)	—	—	—	(3,680)
Distribution to minority interest in subsidiary	—	—	—	(10,466)	5,486	(4,980)

Net cash provided by (used in) financing activities	(81,067)	(5,198)	107,886	(37,605)	(54,466)	(70,450)

Net increase in cash and cash equivalents	22,756	2,721	10,160	6,337	—	41,974
Effect of exchange rate changes on cash and cash equivalents	—	—	—	30	—	30
Cash and cash equivalents at beginning of the year	69,057	22,503	55,785	24,112	—	171,457

Cash and cash equivalents at end of the year	$91,813	$25,224	$65,945	$30,479	$—	$213,461

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 28, 2008

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$146,281	$12,807	$95,239	$41,589	$—	$295,916
Short-term marketable securities	—	—	—	41,314	—	41,314
Accounts receivable, net	52,301	—	79,313	7,906	—	139,520
Short-term amounts due from affiliates	645,175	662	212,407	13,157	(860,610)	10,791
Other receivables	2,490	1,343	3,881	643	—	8,357
Inventories	13,306	26,284	11,237	9,890	—	60,717
Prepaid expenses and other current assets	1,773	8,488	2,866	1,566	—	14,693

Total current assets	861,326	49,584	404,943	116,065	(860,610)	571,308
Long-term marketable securities	15,587	—	—	—	—	15,587
Long-term amounts due from affiliates	—	—	—	13,726	—	13,726
Property, plant and equipment, net	227,636	374,189	297,950	316,567	—	1,216,342
Investment in equity investee	9,001	—	—	—	—	9,001
Investment in subsidiaries	1,030,329	—	92,050	—	(1,122,379)	—
Intangible assets	12,024	1,406	29,200	2,132	—	44,762
Goodwill	—	319,638	125,605	103,680	2,209	551,132
Long-term restricted cash	—	634	15	363	—	1,012
Prepaid expenses and other non-current assets	9,140	8,205	1,033	5,815	—	24,193

Total assets	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$11,086	$44,767	$30,450	$31,924	$—	$118,227
Payables related to property, plant and equipment purchases	9,264	1,561	13,994	5,885	—	30,704
Accrued operating expenses	52,609	53,136	29,114	13,210	—	148,069
Income taxes payable	—	18	1,792	1,569	—	3,379
Short-term borrowings	50,000	—	—	—	—	50,000
Short-term amounts due to affiliates	128,244	81,588	611,119	41,047	(860,610)	1,388
Current installments of long-term debts	—	6,600	10,000	10,353	—	26,953

Total current liabilities	251,203	187,670	696,469	103,988	(860,610)	378,720
Long-term debts, excluding current installments installments	365,000	—	16,800	14,700	—	396,500
Other non-current liabilities	183	33,221	18,458	12,282	—	64,144

Total liabilities	616,386	220,891	731,727	130,970	(860,610)	839,364

Minority interest	—	—	—	—	59,042	59,042
Total shareholders’ equity	1,548,657	532,765	219,069	427,378	(1,179,212)	1,548,657

Total liabilities and shareholders’ equity	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 28, 2008

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$412,730	$621,020	$1,241,330	$263,018	$(879,910)	$1,658,188
Cost of revenues	309,296	560,018	1,089,030	257,536	(832,083)	1,383,797

Gross profit	103,434	61,002	152,300	5,482	(47,827)	274,391

Operating expenses:
Selling, general and administrative	57,355	14,002	72,128	10,632	(35,780)	118,337
Research and development	15,245	10,690	22,133	1,804	(12,047)	37,825
Equipment impairment	4,940	6,330	6,253	3,568	—	21,091
Accelerated share based compensation	1,027	317	117	101	—	1,562
Restructuring charges	5,912	—	12,763	1,115	—	19,790

Total operating expenses	84,479	31,339	113,394	17,220	(47,827)	198,605

Operating income (loss)	18,955	29,663	38,906	(11,738)	—	75,786

Other income (expense), net:
Interest income	2,559	169	3,550	1,438	(2,031)	5,685
Interest expense	(30,583)	(2,511)	(3,897)	(1,026)	2,031	(35,986)
Foreign currency exchange gain (loss)	195	9,809	(4,923)	166	—	5,247
Equity gain from investment in equity investee	(1,437)	—	—	—	—	(1,437)
Equity gain from investment in subsidiaries	37,109	—	(19,118)	—	(17,991)	—
Dividend income from subsidiary	4,664	—	—	—	(4,664)	—
Other non-operating income (expense), net	44	—	(134)	117	—	27

Total other income (expense), net	12,551	7,467	(24,522)	695	(22,655)	(26,464)

Income (loss) before income taxes	31,506	37,130	14,384	(11,043)	(22,655)	49,322
Income tax expense	5,804	8,790	3,616	962	—	19,172

Income (loss) before minority interest	25,702	28,340	10,768	(12,005)	(22,655)	30,150
Minority interest	—	—	—	—	(4,448)	(4,448)

Net income (loss)	$25,702	$28,340	$10,768	$(12,005)	$(27,103)	$25,702

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 28, 2008

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$25,702	$28,340	$10,768	$(12,005)	$(27,103)	$25,702
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	78,253	81,430	69,536	54,472	—	283,691
Debt issuance cost amortization	2,691	—	46	—	—	2,737
Asset impairment written off	4,940	6,330	6,253	3,568	—	21,091
Loss (gain) on sale of property, plant and equipment	1,335	—	9	(221)	—	1,123
Accretion of discount on convertible notes	66	—	—	—	—	66
Foreign currency exchange loss (gain)	—	—	—	(1,555)	—	(1,555)
Share-based compensation	1,933	992	402	243	—	3,570
Deferred income taxes	5,900	930	(684)	(635)	—	5,511
Minority interest in income of subsidiary	—	—	—	—	4,448	4,448
Equity (income) loss from investment in subsidiaries	(37,109)	—	19,118	—	17,991	—
Equity loss from investment in equity investee	1,437	—	—	—	—	1,437
Others	504	2,610	887	177	—	4,178
Changes in operating working capital:
Accounts receivable	20,526	—	104,173	7,141	—	131,840
Amounts due from affiliates	(68,476)	37,343	(70,751)	45,901	47,610	(8,373)
Inventories	6,308	12,232	443	3,612	—	22,595
Other receivables, prepaid expenses and other assets	(257)	(577)	(3,956)	1,839	—	(2,951)
Accounts payable, accrued operating expenses and other payables	54	(56,801)	(6,660)	(11,915)	—	(75,322)
Amounts due to affiliates	69,797	(5,972)	(10,185)	(6,293)	(47,610)	(263)

Net cash provided by operating activities	113,604	106,857	119,399	84,329	(4,664)	419,525

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$29,755	$—	$29,755
Proceeds from maturity of marketable securities	—	—	3,810	46,331	—	50,141
Purchases of marketable securities	—	—	(3,810)	(89,284)	—	(93,094)
Cash injection in subsidiaries	(11,031)	—	—	—	11,031	—
Acquisition of intangible assets	(6,811)	(711)	(4,555)	(794)	—	(12,871)
Purchases of property, plant and equipment	(44,254)	(126,316)	(83,279)	(68,701)	43,651	(278,899)
Proceeds from sale of assets held for sale	—	—	9,413	9,695	—	19,108
Proceeds from deregistration of subsidiary	9,654	—	—	(9,654)	—	—
Others, net	8,871	13,758	7,717	15,451	(43,651)	2,146

Net cash used in investing activities	(43,571)	(113,269)	(70,704)	(67,201)	11,031	(283,714)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$(5,035)	$—	$(5,035)
Repayment of long-term debts	—	(6,000)	(20,000)	(7,888)	—	(33,888)
Proceeds from issuance of shares, net of expenses	6,152	—	—	11,031	(11,031)	6,152
Repurchase and redemption of senior and convertible notes	(22,057)	—	—	—	—	(22,057)
Proceeds from bank borrowings	—	—	—	4,735	—	4,735
Increase in restricted cash	—	(5)	599	6	—	600
Distribution to minority interest in subsidiary	—	—	—	(8,976)	4,664	(4,312)
Grants received	340	—	—	—	—	340

Net cash used in financing activities	(15,565)	(6,005)	(19,401)	(6,127)	(6,367)	(53,465)

Net increase (decrease) in cash and cash equivalents	54,468	(12,417)	29,294	11,001	—	82,346
Effect of exchange rate changes on cash and cash equivalents	—	—	—	109	—	109
Cash and cash equivalents at beginning of the year	91,813	25,224	65,945	30,479	—	213,461

Cash and cash equivalents at end of the year	$146,281	$12,807	$95,239	$41,589	$—	$295,916