Form 20-F
period 2009-12-27
STATS CHIPPAC LTD.
filed 2010-03-05
CIK 1101873

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 27, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________
Commission file number 000-29103
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
Yes ☑     No ☐
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐     No ☑
     Note: The registrant, as a voluntary filer, is not subject to the filing requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934, but has been filing all reports required to be filed by those sections for the preceding 12 months.
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Note: The registrant deregistered and terminated its reporting obligations under the Act in August 2009 and is filing this annual report on Form 20-F as a voluntary filer.
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

		PAGE
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
ITEM 4.	INFORMATION ON THE COMPANY	24
ITEM 4A.	UNRESOLVED STAFF COMMENTS	48
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	48
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	69
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	83
ITEM 8.	FINANCIAL INFORMATION	86
ITEM 9.	THE OFFER AND LISTING	87
ITEM 10.	ADDITIONAL INFORMATION	88
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	102
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	103
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	103
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	103
ITEM 15.	CONTROLS AND PROCEDURES	103
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	104
ITEM 16B.	CODE OF ETHICS	104
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	105
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	106
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	106
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	106
ITEM 16G.	CORPORATE GOVERNANCE	106
ITEM 17.	FINANCIAL STATEMENTS	106
ITEM 18.	FINANCIAL STATEMENTS	106
ITEM 19.	EXHIBITS	107
SIGNATURES		110
INDEX TO FINANCIAL STATEMENTS		F-1
Ex-1.2 Amended Articles of Association of STATS ChipPAC Ltd.
Ex-4.24 STATS ChipPAC Ltd. Performance Share Plan 2009
Ex-4.25 STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors
Ex-4.44 English translation of Chinese language US$3,000,000 Loan Contract dated June 30, 2009 by and between STATS ChipPAC Shanghai Co., Ltd. and Bank of Communications Co., Ltd.
Ex-4.45 English translation of Chinese language US$12,000,000 Loan Contract dated June 30, 2009 by and between STATS ChipPAC Shanghai Co., Ltd. and Bank of Communications Co., Ltd.
Ex-4.46 US$25,000,000 Uncommitted Facility Agreement dated September 4, 2009 by and between STATS ChipPAC Korea Ltd. and DBS Bank Ltd.
Ex-12.1 Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Ex-12.2 Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Ex-13.1 Certification by the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002
Ex-13.2 Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Ex-15.1 Consent of PricewaterhouseCoopers LLP, Singapore, independent registered public accounting firm

GENERAL INFORMATION
     References to “U.S. dollars,” “$” and “US$” in this annual report mean United States dollars, the legal currency of the United States of America. References to “Singapore dollars” and “S$” mean Singapore dollars, the legal currency of the Republic of Singapore. References to “South Korean Won” and “KRW” mean Korean Republic Won, the legal currency of the Republic of Korea. References to “Chinese Renminbi” and “RMB” mean Chinese Renminbi, the legal currency of People’s Republic of China. References to “Malaysian Ringgit” and “MYR” mean Malaysian Ringgit, the legal currency of Malaysia. References to “Thai Baht” and “THB” mean Thai Baht, the legal currency of Thailand. References to “New Taiwan dollar” and “NT$” mean New Taiwan dollars, the legal currency of Taiwan. References to “Japanese Yen” and “¥” mean Japanese Yen, the legal currency of Japan. The closing rate appearing on Reuters on February 1, 2010 was S$1.41 per $1.00 for Singapore dollars, KRW1,165.75 per $1.00 for South Korean Won, RMB6.83 per $1.00 for Chinese Renminbi, MYR3.42 per $1.00 for Malaysian Ringgit, Thai Baht 33.18 per $1.00 for Thai Baht, NT$32.02 per $1.00 for New Taiwan dollars and ¥90.63 per $1.00 for Japanese Yen. For your convenience, unless otherwise indicated, certain amounts in these currencies have been translated into U.S. dollars based on these exchange rates. Certain amounts (including percentage amounts) have been rounded for convenience; as a result, certain figures may not sum to total amounts or equal quotients.
     No representation is made that the U.S. dollar, Singapore dollar, South Korean Won, Chinese Renminbi, Malaysian Ringgit, Thai Baht, New Taiwan dollar or Japanese Yen amounts shown in this annual report could have been or could be converted at such rate or at any other rate.
     In this annual report, unless otherwise specified or the context requires, the terms “our Company,” “STATS ChipPAC,” “we,” “our,” and “us” refer to STATS ChipPAC Ltd., a Singapore incorporated company, and its consolidated subsidiaries.
     Our ordinary shares, no par value, are listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”) under the ticker symbol “STATSChP.” Prior to December 31, 2007, our ordinary shares were also traded in the form of American Depositary Shares (“ADSs”) (each representing ten ordinary shares) in the U.S. on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “STTS.” We voluntarily delisted our ADSs from Nasdaq, effective December 31, 2007, and terminated our American Depositary Receipt (“ADR”) program with effect from April 30, 2008. On May 22, 2009, we filed a certification on Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to deregister and terminate our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), with respect to our ordinary shares, and our 6.75% senior notes due 2011 and our 7.5% senior notes due 2010 (together, “our senior notes”). Under the SEC’s rules, our SEC reporting obligations under the Exchange Act were immediately suspended upon the filing of the Form 15F and the deregistration became effective 90 days after the filing on August 20, 2009. However, we remain obligated under our senior notes to continue filing with or submitting to the SEC the reports required under the terms of our senior notes on a voluntary basis.
     Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2009 ended on March 29, June 28 and September 27, respectively, and our fourth quarter and fiscal year 2009 ended on December 27. Our first three quarters of 2008 ended on March 30, June 29 and September 28, respectively, and our fourth quarter and fiscal year 2008 ended on December 28. Our first three quarters of 2007 ended on April 1, July 1 and September 30, respectively, and our fourth quarter and fiscal year 2007 ended on December 30. Our first three quarters of 2006 ended on March 26, June 25 and September 24, respectively, and our fourth quarter and fiscal year 2006 ended on December 31. Our first three quarters of 2005 ended on March 27, June 26 and September 25, respectively, and our fourth quarter and fiscal year 2005 ended on December 25. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
FORWARD-LOOKING STATEMENTS
     Certain of the statements in this annual report on Form 20-F are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. These include statements regarding the continued trading and listing of our ordinary shares on the SGX-ST, our financial condition and results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies and synergies, budget, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans or objectives of management, outcome of litigation, industry growth, the impact of regulatory initiatives, markets for our securities and other statements on underlying assumptions, other than statements of historical fact, including but not limited to those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions.

     Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers (“PCs”); decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; rescheduling or canceling of customer orders; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described in “Item 3. Key Information — D. Risk Factors.”
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
A. Selected Financial Data
     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated financial data as of December 28, 2008 and December 27, 2009 and for 2007, 2008 and 2009 are derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP (“PwC”), our independent registered public accounting firm, and are included in “Item 18. Financial Statements.” The selected consolidated financial data as of December 25, 2005, December 31, 2006 and December 30, 2007 and for 2005 and 2006 are derived from our audited consolidated financial statements, which are not included in this annual report.
     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

	Year Ended
	December 25,	December 31,	December 30,	December 28,	December 27,
	2005	2006	2007	2008	2009
	(In thousands except per share data)
Statement of Operations Data:
Net revenues	$1,157,253	$1,616,933	$1,651,560	$1,658,188	$1,325,685
Cost of revenues	(968,023)	(1,290,773)	(1,330,284)	(1,383,797)	(1,117,308)

Gross profit	189,230	326,160	321,276	274,391	208,377

	Year Ended
	December 25,	December 31,	December 30,	December 28,	December 27,
	2005	2006	2007	2008	2009
	(In thousands except per share data)
Operating expenses:
Selling, general and administrative	135,751	139,466	112,593	118,337	95,516
Research and development	26,071	30,446	34,918	37,825	43,358
Restructuring charges (1)	830	1,938	990	19,790	16,072
Equipment impairment (2)	—	—	—	21,091	—
Accelerated share-based compensation	—	—	—	1,562	—
Tender offer expenses	—	—	10,922	—	—
Held for sale asset impairment (3)	—	—	1,725	—	—

Total operating expenses	162,652	171,850	161,148	198,605	154,946

Operating income (4)	26,578	154,310	160,128	75,786	53,431
Other income (expense), net:
Interest income (expense), net	(36,215)	(40,415)	(33,192)	(30,301)	(28,887)
Foreign currency exchange gain (loss)	531	(1,578)	2,487	5,247	(6,469)
Equity income (loss) from investment in equity investee	—	152	102	(1,437)	(1,321)
Other non-operating income (expense), net	(1,076)	108	(442)	27	(2,016)

Total other expense, net	(36,760)	(41,733)	(31,045)	(26,464)	(38,693)

Income (loss) before income taxes	(10,182)	112,577	129,083	49,322	14,738
Income tax expense	(9,689)	(25,759)	(29,581)	(19,172)	(3,712)

Net income (loss)	(19,871)	86,818	99,502	30,150	11,026
Less: Net income attributable to the noncontrolling interest	(6,440)	(10,010)	(5,818)	(4,448)	(973)

Net income (loss) attributable to STATS ChipPAC	$(26,311)	$76,808	$93,684	$25,702	$10,053

Net income (loss) per ordinary share attributable to STATS ChipPAC:
Basic	$(0.01)	$0.04	$0.05	$0.01	$0.00
Diluted	$(0.01)	$0.04	$0.04	$0.01	$0.00
Net income (loss) per ADS attributable to STATS ChipPAC (5):
Basic	$(0.13)	$0.39	$0.46	n.a.	n.a.
Diluted	$(0.13)	$0.37	$0.44	n.a.	n.a.
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,961,950	1,991,110	2,032,962	2,143,934	2,202,218
Diluted	1,961,950	2,161,545	2,188,687	2,146,249	2,202,230
ADS (in thousands) used in per ADS calculation (5):
Basic	196,195	199,111	203,296	n.a.	n.a.
Diluted	196,195	216,154	218,869	n.a.	n.a.

	Year Ended
	December 25,	December 31,	December 30,	December 28,	December 27,
	2005	2006	2007	2008	2009
	(In thousands except per share data)
Other Financial Data:
Depreciation and amortization, including amortization of debt issuance cost	$256,099	$268,688	$256,913	$286,428	$268,349
Amortization of leasing prepayments	25,790	7,386	11	—	—
Capital expenditures	277,712	348,495	268,754	239,020	159,222
Net cash provided by operating activities	270,729	427,771	411,512	419,525	174,872
Net cash used in investing activities	(262,993)	(425,783)	(299,088)	(283,714)	(164,482)
Net cash used in financing activities	$(9,423)	$(54,861)	$(70,450)	$(53,465)	$(17,495)

	As Of
	December 25,	December 31,	December 30,	December 28,	December 27,
	2005	2006	2007	2008	2009
	(In thousands except per share data)
Balance Sheet Data:
Cash and cash equivalents	$224,720	$171,457	$213,461	$295,916	$288,683
Working capital	250,369	227,967	31,610	192,588	163,151
Total assets	2,393,382	2,458,280	2,596,954	2,447,063	2,426,940

	As Of
	December 25,	December 31,	December 30,	December 28,	December 27,
	2005	2006	2007	2008	2009
	(In thousands except per share data)
Net assets	1,190,321	1,304,096	1,443,766	1,607,699	1,623,546
Current installments of obligations under capital leases	7,091	3,680	—	—	—
Short-term borrowings and current installments of long-term debt	35,542	61,693	240,781	76,953	224,786
Obligation under capital leases, excluding current installments	3,680	—	—	—	—
Long-term debt, excluding current installments	775,425	697,523	423,853	396,500	233,181
Shareholders’ equity	1,141,652	1,246,150	1,383,969	1,548,657	1,564,669
Share capital (6)	303,052	1,847,002	1,891,546	2,035,235	2,035,573
Additional paid-in capital (6)	$1,517,118	$—	$—	$—	$—
Ordinary shares outstanding (in thousands)	1,976,292	2,002,814	2,047,334	2,202,218	2,202,218

Notes:

(1)	Restructuring charges recorded in connection with our reduction of our workforce of $830,000, $1,938,000, $990,000, $19,790,000 and $16,072,000 in 2005, 2006, 2007, 2008 and 2009, respectively, to align our operating costs with the operating environment during those periods and to realign our organization’s structure and efficiency.

(2)	In 2008, we recorded equipment impairment charges of $21,091,000 as a result of our ongoing assessment of property, plant and equipment for impairment.

(3)	In 2007, we recorded impairment charges of $1,725,000 on the disposal of the packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”).

(4)	Includes intrinsic value of share-based compensation of $743,000, in 2005, and fair value of share-based compensation of $13,688,000, $8,869,000, $3,570,000 and $501,000 in 2006, 2007, 2008 and 2009, respectively.

(5)	We voluntarily delisted our ADSs from Nasdaq effective December 31, 2007.

(6)	Effective January 30, 2006, our Company was subjected to the amendments promulgated under the Companies (Amendment) Act of 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. As a result of the abolition of the ordinary share par value, the balance of additional paid-in capital, amounting to $1,517,175,000 became part of our share capital as of January 30, 2006.
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
     Our customers include a range of organizations in the semiconductor industry whose success is intrinsically linked to the health of the economy generally and of the semiconductor markets specifically. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which we operate is very competitive. The United States and other countries have experienced difficult economic conditions, including unprecedented financial market disruption. The current downturn in the global economy and the semiconductor markets that accelerated during the second half of 2008 and continued well into 2009 have adversely affected, and we expect will continue to affect, demand for our products and services. Our revenue decreased 20.0% in 2009 compared to 2008 primarily due to lower demand for our services as a result of the global economic downturn. The protracted decline in the global economy and semiconductor markets may also cause our customers to do the following:
•	cancel or reduce planned expenditures for our products and services;

•	seek to lower their costs by renegotiating their contracts with us;

•	consolidate the number of suppliers they use which may result in our loss of customers; or

•	switch to lower-priced products or services provided by our competitors.
     The current uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. We cannot predict the timing, strength, or duration of the global economic slowdown and downturn in the semiconductor industry or subsequent recovery. Despite the recent improvement in the global economic conditions, the uncertainty in global economic conditions remains and there can be no assurance that global economic conditions will continue to improve. A sustained global economic slowdown and downturn in the semiconductor industry would have a material adverse effect on our results of operations, cash flow, financial position and/or prospects.
Downturns in the semiconductor industry have adversely affected our operating results and may continue to adversely affect our operating results.
     Our results of operations have been and will be significantly affected by conditions in the semiconductor industry. Downturns in the semiconductor industry are characterized by:
•	decreases in product demand;

•	excess capacity;

•	excess inventories;

•	increased competition from competitors; and

•	accelerated erosion in average selling prices.
     In late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. In 2008, the semiconductor industry again experienced excess inventory issues due to the weakening global economic conditions and weakening in the semiconductor markets that accelerated in the second half of 2008 and continued well into 2009. Even though there was some level of recovery in the second half of 2009, there is no assurance that there will not be a further decline in the semiconductor industry in 2010 and beyond which will result in a material adverse effect on our business, financial condition and results of operations.
A decrease in demand for communications equipment, consumer and multi-applications, or PCs may adversely affect our business.
     Substantially all of our net revenues are derived from customers who use our test or packaging services for semiconductors used in communications equipment, consumer and multi-applications, or PCs. The significant decrease in the demand for communications equipment, consumer and multi-applications, or PCs that we experienced in the fourth quarter 2008 through to 2009 has had a negative impact on our business, financial condition and results of operations. There is no assurance that demand for communications equipment, consumer and multi-applications, or PCs will not continue to decrease in 2010 and beyond which will result in a material adverse effect on our business, financial condition and results of operations.

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
     The independent semiconductor assembly and test service (“SATS”) industry is very competitive and diverse, and requires us to bring the most technologically advanced packages to market as quickly as our competitors as well as be capable of testing increasingly complex semiconductors. The industry comprises both large multi-national companies and small niche market competitors. We face intense competition from a number of competitors including, among others, Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc. and Siliconware Precision Industries Co., Ltd. Their facilities are also primarily located in the Asia Pacific region.
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
     We are dependent on a small group of customers for substantially all of our net revenues. In 2009, our ten largest customers accounted for 71.8% of our net revenues. Our top three largest customers contributed approximately 14%, 13% and 12%, respectively, of our net revenues.
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
     In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months at a significant cost to the customer. As a result, customers are reluctant to qualify new packaging and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with whom we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net revenues. Furthermore, we believe that once a semiconductor company has selected a particular packaging and test company’s services, the semiconductor company generally relies on that supplier’s packages for specific applications and, to the extent possible, subsequent generations of that supplier’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another supplier’s packaging and test services. See “Item 4. Information on the Company — B. Business Overview — Customers.”
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
     As of February 1, 2010, Temasek, through its wholly-owned subsidiary, Singapore Technologies Semiconductor Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of our outstanding ordinary shares. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). In the event that Temasek or its affiliates increase their ownership in our ordinary shares to 95% or above, resulting in our Company becoming substantially wholly-owned by Temasek, the SEC will require us to apply push-down accounting in accordance with SEC Staff Accounting Bulletin No. 54, “Application of “Push-down” Basis of Accounting in the Separate Financial Statements of Subsidiaries Acquired in Purchase Transactions,” as interpreted by Emerging Issues Task Force Topic No. D-97, Push-down Accounting.
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
     In addition, we may change our accounting standards from U.S. GAAP to International Financial Reporting Standards or Singapore Financial Reporting Standards upon termination of our obligation under our senior notes to continue filing with or submitting to the SEC the reports required under the terms of our senior notes on a voluntary basis or otherwise. We have not quantified the impact of any such change in accounting standards on the presentation of our accounts or the financial ratios or covenants governing the notes and our financial condition and results of operations.
Our profitability will be affected by average selling prices of packaging and test services that have experienced pricing pressures and have a tendency to decline.
     Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue and may intensify, particularly if the downturn in the semiconductor industry is sustained. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged and tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.
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
We may be subject to claims and litigations which could materially and adversely affect our business.
     We are subject to claims and litigations, which arise in the normal course of business.

     For example, on April 24, 2009, Freescale Semiconductor, Inc. (“Freescale”), a customer of our Company, notified us that, on April 21, 2009, it filed a complaint against our Company in the United States District Court for the Western District of Texas, claiming damages of approximately $7 million plus an unspecified amount of consequential damages, attorneys’ fees and costs in connection with an alleged breach of contract and other claims arising out of an alleged manufacturing defect in parts packaged for Freescale by our Company. Freescale demanded mediation of the claims, as required by its underlying contract with our Company.
     On August 7, 2009, we filed an answer to Freescale’s complaint as well as a counterclaim for various breaches of contract, claiming damages in excess of $1.56 million, in the United States District Court for the Western District of Texas. The parties reached an amicable settlement of the aforementioned claim by Freescale and our Company’s counterclaim in the third quarter of 2009. The associated legal settlement costs have been fully reserved and reflected in our financial statements for 2009.
     In February 2006, our Company and its wholly-owned subsidiaries, STATS ChipPAC Inc. (“ChipPAC”) and STATS ChipPAC (BVI) Limited, were named as defendants in a patent infringement lawsuit filed in the United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company. In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, the ITC issued a limited exclusion order in May 2009 preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The respondents in the First ITC Investigation appealed to the U.S. Court of Appeals for the Federal Circuit and the appeal is pending. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation. Further, in May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of our Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera sought an order to prevent our Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera sought a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleged infringement of three of the same patents asserted by Tessera in the California Litigation. We responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. In August 2009, the ITC issued a final determination terminating the Second ITC Investigation. The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (the “PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contingencies.”
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
     Any claims and litigations that we may be subject to, such as the foregoing, could have a material adverse effect on our business, financial condition and results of operations.
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
     The successful implementation of our strategy depends, to a substantial degree, on our ability to increase our revenue while at the same time, reducing or controlling our operating expenses. Cost reduction initiatives we have implemented and continue to implement include productivity improvements, material cost reduction, reduction in capital expenditures and reduction in labor cost through other measures.
     We cannot assure you that our efforts will produce the expected cost savings and other benefits. In addition, the cost reduction efforts may adversely affect the effectiveness of our financial and operational controls and may result in disruptions to our operations.
We have experienced substantial losses in the past and may do so in the future.
     Although in 2009, we achieved an operating income of $53.4 million and net income of $10.1 million, we incurred an operating loss of $28.2 million and net loss of $48.8 million in the first half of 2009 primarily as a result of the downturn in the semiconductor industry and our restructuring activities. If the downturn in the semiconductor industry continues, we may incur additional losses in the future.
Our substantial indebtedness could adversely affect our financial health.
     We have a substantial amount of indebtedness. As of December 27, 2009, we had total indebtedness of $458.0 million, consisting of $363.0 million of unsecured senior notes, $2.9 million of secured debt and $92.1 million of unsecured debt. Of this amount, $150.0 million principal amount of our unsecured senior notes are due in July 2010. In addition, we are permitted to incur additional debt under the terms of our existing debt. We may incur additional debt for general working capital. Any additional indebtedness that we may incur may be on terms more stringent than those governing our current indebtedness.
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
     Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If the downturn in the semiconductor industry continues, we will experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain additional financing.
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
     We may need to refinance all or a portion of our indebtedness on or before maturity including $150.0 million principal amount of our senior notes coming due in July 2010. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.
We recorded an impairment charge of $453.0 million to our earnings in 2004 and may be required to record another significant charge to earnings in the future when we review our goodwill or other intangible assets for potential impairment.
     As of December 27, 2009, we had goodwill and other intangible assets of approximately $551.1 million and $40.0 million, respectively. Under U.S. GAAP, we are required to review our goodwill and intangible assets for impairment whenever circumstances indicate the carrying value may not be recoverable. In addition, goodwill and other intangible assets with indefinite lives are required to be tested for impairment at least annually. Various uncertainties, including deterioration in the global economic condition and downturn in the semiconductor industry, could impact expected cash flows to be generated by the goodwill or other intangible assets, and may result in impairment of these assets in the future. We performed an impairment review and recorded an impairment charge of $453.0 million to our earnings in 2004. Although our impairment review of goodwill in 2007, 2008 and 2009 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Notwithstanding that any such impairment would be a non-cash expense, such charges will likely have a significant adverse impact on our results of operations.
We expect to incur significant capital expenditures in the future and therefore may require additional financing in the future, which may not be available on terms favorable to us, if at all.
     Our capital expenditures are largely driven by the demand for our services. Our capital expenditures were $268.8 million in 2007, $239.0 million in 2008 and $159.2 million in 2009. In 2010, we expect our capital expenditures to be approximately $200.0 million, depending on business conditions. To grow our business, we will need to increase our assembly and test capacity, to replace existing equipment from time to time and to expand our facilities. This will require substantial capital expenditures for additional equipment. These expenditures will likely be made in advance of generating sales revenue. We cannot assure you that our net revenues will be maintained or will increase after these expenditures are incurred. Failure to generate revenue after these expenditures could have a material adverse effect on our business, financial condition and results of operations.
     We may need to obtain additional debt or equity financing to fund our capital expenditures. However, we cannot assure you that we will be able to obtain additional financing on terms that are acceptable to us or at all. An inability to pursue additional expansion opportunities will have a material adverse effect on our ability to achieve our desired level of revenue growth in future periods.
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
     If we expend significant amounts of cash or incur additional debt, our liquidity may decline and we may be more vulnerable to a global economic downturn.
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
     As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, high capacity utilization allows us to maintain higher gross margins because it enables us to allocate fixed costs over a greater number of units tested and packaged. Insufficient utilization of installed capacity can have a material adverse effect on our gross margin. Although our capacity utilization maintained at the same level in 2007 as in 2006, our capacity utilization rates declined in 2008 primarily as a result of the decrease in demand for our packaging and test services resulting from the downturn in the semiconductor industry. The decline continued in the first half of 2009, although, in the second half of 2009, our capacity utilization improved. Market research data projects a growth in the semiconductor industry of approximately 10% to 13% in 2010. We expect the outsourced semiconductor assembly and test industry to grow at a faster rate than the semiconductor industry as a whole. We expect our capacity utilization to improve in 2010 given such outlook. However, despite the positive outlook, there can be no assurance that our capacity utilization will increase or be maintained or that it will not decline and adversely affect our gross margin.
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
     Our customers generally do not place purchase orders far in advance, and our contracts with major customers do not generally require minimum purchases of our products or services. In addition, our customers’ purchase orders vary significantly from period to period because demand for their products is often volatile and unpredictable. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net operating revenues in future periods and causes our operating results to fluctuate from period to period. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for any revenue shortfalls. We expect that in the future our net operating revenues in any period will continue to be substantially dependent upon purchase orders received in the relevant period. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. We also cannot assure you that our customers’ orders will be consistent with our expectations when we made or will make the necessary investments in raw materials, labor and equipment. Further, any adverse change in the global economic conditions could restrict our customers’ ability to accurately forecast demand which could adversely affect our business, financial condition and results of operations.
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
     Our exposure to credit risks from our customers may increase if the global economic downturn affects the liquidity and solvency of our customers, and this would have a material adverse effect on our financial condition and results of operations if the credit risks of our customers are not adequately assessed and monitored.
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
     We are subject to laws and regulations in various tax jurisdictions and as a result are subject to taxation and continual examination by a number of taxing authorities. Tax rates vary among the jurisdictions in which we operate and we have been granted preferential income tax and tax holidays in some of these jurisdictions. A change in the foreign tax laws or in the construction of the foreign tax laws governing these preferential income tax and tax holidays, or our failure to comply with the terms and conditions governing the preferential income tax and tax holidays, could result in us not recognizing the anticipated benefits we expect to derive from them, which would decrease our profitability in those jurisdictions.
     From time to time, the taxing authorities of the relevant jurisdictions may conduct examinations of our income tax returns and other regulatory filings. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. For example, in 2002, the South Korean National Tax Service’s (“NTS”) issued tax assessments to ChipPAC relating to withholding tax not collected on the interest income between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to 2006. Following the completion and settlement of the NTS’ examination through a Mutual Agreement Procedure (“MAP”), a revised tax assessment was issued to ChipPAC for 10.6 billion South Korean Won ($9.1 million), which we settled in September 2009. We regularly assess the likely outcomes of these examinations in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these examinations, and the amounts ultimately paid upon resolution of examinations could be materially different from the amounts previously included in our income tax expense and therefore could have a material adverse impact on our results of operations and financial position.
We may be classified as a passive foreign investment company which could result in adverse U.S. federal income tax consequences to U.S. Holders.
     Based on the price of our ordinary shares and the composition of our income and assets, we believe that we were not a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for our taxable year ended December 27, 2009. However, our PFIC status is a factual determination made after the close of each taxable year and thus there can be no assurance that we will not become a PFIC in our current taxable year or any future taxable year as a result of changes in our assets, income or business operations or fluctuations in the value of our ordinary shares. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ordinary shares, which is likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional

Information — E. Taxation — United States Federal Income Taxation”) held an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we are a PFIC, U.S. Holders will become subject to increased tax liabilities under U.S. tax laws and regulations with respect to any gain recognized or the sale of our ordinary shares and certain distributions, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
Our intellectual property is important to our ability to succeed in our business but may be difficult to obtain and protect.
     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of February 1, 2010, our Company and our various subsidiaries held a total of approximately 1,361 issued patents and pending patent applications. Of these, we have approximately 329 patents granted or allowed by the PTO and approximately 101 patents registered or allowed in Singapore, South Korea and other countries.
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
     We are subject to a variety of environmental laws and regulations in the countries in which we have operations, including laws and regulations relating to the use, storage, discharge and disposal of hazardous materials and the chemical by-products of, and waste water discharges from, our packaging and testing processes. Furthermore, our activities are also subject to regulatory requirements on the environmental impacts of products such as the European Union’s Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment. As a result of these laws and regulations, we expect that our customers will increasingly demand products that do not contain these restricted substances, such as lead as an alloy in soldering material. Such requirements may adversely affect our manufacturing costs by requiring us to acquire costly equipment or materials or to redesign some of our processes, thereby resulting in further cost increases from research and development and quality controls. In addition, failure to meet these demands could materially and adversely affect our product sales. We may also be subject to liability under such laws and regulations for the investigation or cleanup of contamination caused by, or other damages associated with, the release of hazardous materials in connection with current or historical operations at our facilities or off-site locations. While we believe that we are currently in material compliance with such laws and regulations, failure to comply with such laws and regulations in the future could subject us to liabilities that may have an adverse effect on our business, financial condition and results of operations. While we believe that we do not face material liabilities associated with contamination conditions and that in some cases we have contractual indemnification agreements with predecessors relating to such conditions, should these predecessors become unable or unwilling to address these conditions, or should other yet unknown conditions be identified in the future that are not subject to such indemnification agreements, we could face environmental liabilities that may have an adverse effect on our business, financial condition and results of operations.

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
     As of February 1, 2010, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.8% of our outstanding ordinary shares. As a result, Temasek is able to exercise control over matters requiring the approval of our shareholders.
     Matters that typically require the approval of our shareholders include, among other things:
•	the election of directors;

•	the merger or consolidation of our Company with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.
     Specifically, Temasek and STSPL have disclosed in their Amendment No. 17 and No. 18 to the Schedule 13D filed with the SEC on October 16, 2007 and December 12, 2007, respectively, that they may seek to cause our Company to voluntarily delist our ordinary shares from the SGX-ST if it becomes eligible to do so. On December 29, 2009, Temasek and STSPL disclosed in an announcement filed with the SGX that they are still considering seeking to cause our Company to voluntarily delist our ordinary shares from the SGX-ST. In addition, Temasek and STSPL have disclosed in their Schedule 13D that they and their affiliates may from time to time hold discussions with our management or directors or other parties regarding any or all of the following, and STSPL and Temasek have specifically reserved the right to change their intention with respect to any or all of such matters:
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
     We have certain contractual and other business relationships and may engage in material transactions with the Government of Singapore and companies within the Temasek group, and with our joint venture with China Resources Logic Limited (“CR Logic”). Although all new material related party transactions generally will require the approval of the audit committee of our Board of Directors and in certain circumstances may also require separate approval of a majority of our Board of Directors, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, Temasek and its affiliates make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any such conflicts of interest will be resolved in our favor.
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
     The employees at our Icheon, South Korea, facility are represented by the STATS ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is renewed every other year. The wage agreement was renewed in April 2009 and is effective through March 31, 2010. The collective bargaining agreement was renewed in May 2009 and is effective through April 30, 2011. As of December 27, 2009, approximately 72% of our South Korean employees were represented by the STATS ChipPAC Korea Labor Union. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages.
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
Because a significant portion of STATS ChipPAC Taiwan Semiconductor Corporation’s business and operations, our 300mm wafer bumping facilities, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, are located in Taiwan, a severe earthquake could severely disrupt their normal operations and adversely affect our earnings.
     Taiwan is susceptible to earthquakes. For example, on December 26, 2006, tremors from an earthquake near the southern tip of Taiwan caused casualties, property damage and also damaged several undersea cables, disrupting internet and telecommunications across various parts of Asia. There were no major disruptions to operations at STATS ChipPAC Taiwan Semiconductor Corporation and our 300mm wafer bumping facilities. However, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and packaging services. If suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business, in particular STATS ChipPAC Taiwan Semiconductor Corporation’s and our 300mm wafer bumping business, and may have a material adverse effect on our business, financial condition and results of operations.
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
     China and certain other countries, largely in Asia, have experienced the spread of the Severe Acute Respiratory Syndrome (“SARS”) virus and avian influenza viruses. More recently, the H1N1 flu virus has been a health threat in many countries, including countries across Asia. There can be no assurance that the SARS virus, avian influenza viruses, H1N1 flu virus and/or different or even more virulent viruses will not make a re-appearance in the future. If such an outbreak were to occur in Singapore, South Korea, China, Malaysia, Taiwan or Thailand, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through facility closures and the imposition of other emergency measures, any of which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing facilities could result in our management and employees being quarantined and our operations being required to be suspended.
Risks Relating to Our Ordinary Shares
     We voluntarily delisted our ADSs from Nasdaq, effective December 31, 2007, and terminated our ADR program with effect from April 30, 2008. Since December 31, 2007 until April 30, 2008 upon the termination of our ADR program, our ADSs traded on the Pink over-the-counter (“OTC”) Markets under the symbol “SCIPF.PK.” The Pink OTC Markets is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. On May 22, 2009, we filed a certification on Form 15F with the SEC to deregister and terminate our reporting obligations under the Exchange Act with respect to our ordinary shares and our senior notes. Under the SEC’s rules, our SEC reporting obligations under the Exchange Act were immediately suspended upon the filing of the Form 15F and the deregistration became effective 90 days after the filing on August 20, 2009. However, we remain obligated under our senior notes to continue filing with or submitting to the SEC the reports required under the terms of our senior notes on a voluntary basis.
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
     The SGX-ST may suspend and/or delist the listing of our ordinary shares on the SGX-ST if STSPL, other substantial shareholders (i.e., shareholders who have an interest in 5% or more of our outstanding ordinary shares) and our directors and chief executive officer, together with their respective associates (as defined in the listing manual of the SGX-ST), own in the aggregate more than 90% of our issued ordinary shares. As of February 1, 2010, STSPL owned approximately 83.8% of our outstanding ordinary shares. In addition we received notice from Marathon Asset Management LLP (“Marathon”) in May 2007 that it had voting control over 102,305,000 ordinary shares which represented approximately 4.65% of our outstanding ordinary shares as of February 1, 2010, and non-voting control over an additional 37,549,000 ordinary shares which represented approximately 1.70% of our outstanding ordinary shares as of February 1, 2010. Further purchases of ordinary shares by STSPL, other substantial shareholders, our directors, or their respective associates may result in the suspension of the listing and/or delisting of our ordinary shares on the SGX-ST.
     Furthermore, Temasek and STSPL may seek to cause us to voluntarily delist from the SGX-ST, and have also discussed with us the possibility of our Company voluntarily delisting from the SGX-ST. On December 29, 2009, Temasek and STSPL disclosed in an announcement filed with the SGX that they are still considering seeking to cause our Company to voluntarily delist our ordinary shares from the SGX-ST if it becomes eligible to do so. However, as any delisting from the SGX-ST is subject to certain conditions being satisfied, such as obtaining shareholders’ approval as discussed below and making an offer to all holders of outstanding ordinary shares of a reasonable exit alternative (which would normally be in cash), there is no certainty as to whether STSPL and Temasek will proceed to seek a delisting from the SGX-ST. Furthermore, any voluntary delisting from the SGX-ST is subject to the decision of our Board of Directors.
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
     Our Company is a company incorporated under the laws of Singapore as a company limited by shares. Most of our directors and a majority of our senior management reside outside the United States. In addition, a majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for shareholders to enforce liabilities based upon United States federal securities laws. We have been advised that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States may not be enforceable in Singapore courts. We have also been advised that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.
The Singapore securities market is relatively small and more volatile than markets in the United States and may cause the market price of our ordinary shares to fluctuate.
     The SGX-ST is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of January 31, 2010, there were 774 companies listed on the Main Board of the SGX-ST and the aggregate market capitalization of listed equity securities of these companies was approximately S$650 billion. The relatively small market capitalization of, and trading volume on, the SGX-ST may cause the market price of securities of Singapore companies, including our ordinary shares, to fluctuate.
Our concentrated ownership reduces the trading liquidity of our ordinary shares and there can be no assurance that a more liquid trading market will ever develop or be sustained.
     As of February 1, 2010, STSPL owned approximately 83.8% of our outstanding ordinary shares. In addition we received notice from Marathon in May 2007 that it had voting control over 102,305,000 ordinary shares, which represented approximately 4.65% of our outstanding ordinary shares as of February 1, 2010, and non-voting control over an additional 37,549,000 ordinary shares, which represented approximately 1.70% of our outstanding ordinary shares as of February 1, 2010. Our concentrated ownership reduces the trading liquidity for the Company’s ordinary shares, which could lead to a lower and/or more volatile trading price for the ordinary shares. The price at which the ordinary shares may be sold will be unpredictable if there are very few trades in the ordinary shares because a relatively small block of shares traded can lead to a dramatic fluctuation in the share price. We cannot assure you that a more liquid trading market will develop or be sustained.

Future sales, perceived sales, or issuances of our ordinary shares by our Company or existing shareholders could cause the price of our ordinary shares to decline.
     Sales or issuances of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of ordinary shares to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate. All of our outstanding shares are freely transferable without restriction in Singapore, while our shares may only be sold in the United States if they are registered or if they qualified for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (“Securities Act”).

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of our Company
     STATS ChipPAC Ltd. was incorporated under the laws of Singapore as a company limited by shares on October 31, 1994 and began operations in January 1995
     In February 2000, we completed our initial public offering. Our ordinary shares are listed on SGX-ST (SGX-ST: STATSChP). Our ADSs were traded on Nasdaq from January 28, 2000 to December 28, 2007. We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007 and terminated our ADR program effective April 30, 2008. On May 22, 2009, we filed a certification on Form 15F with the SEC to deregister and terminate our reporting obligations under the Exchange Act with respect to our ordinary shares and our senior notes. Under the SEC’s rules, our SEC reporting obligations under the Exchange Act were immediately suspended upon the filing of the Form 15F and the deregistration became effective 90 days after the filing on August 20, 2009. However, we remain obligated under our senior notes to continue filing with or submitting to the SEC the reports required under the terms of our senior notes on a voluntary basis.
     Our registered office and principal executive offices are located at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore, and our telephone and facsimile numbers at that address are (65) 6824-7777 and (65) 6720-7829, respectively. Our website address is www.statschippac.com. Information contained on our website does not constitute a part of this annual report. Our agent for service in the United States is the current Company Secretary of STATS ChipPAC, Inc., located at 47400 Kato Road, Fremont, CA 94538, United States of America; Telephone: 1 (510) 979-8000; Facsimile: 1 (510) 979-8001. We are headquartered in Singapore and our global manufacturing operations are carried out mainly in South Korea, Singapore, China, Thailand, Malaysia, Taiwan and the United States. We have sales offices in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands.
     On August 5, 2004, we completed our merger with ChipPAC, which resulted in ChipPAC becoming our wholly-owned subsidiary. In connection with the merger, we changed our name from ST Assembly Test Services Ltd to STATS ChipPAC Ltd. and our subsidiaries changed their names from ChipPAC Limited, ChipPAC Korea Ltd., ChipPAC (Shanghai) Company Limited and ChipPAC Malaysia Sdn. Bhd. to STATS ChipPAC (BVI) Limited, STATS ChipPAC Korea Ltd., STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Malaysia Sdn. Bhd., respectively. In January 2005, ST Assembly Test Service, Inc. was merged into ChipPAC and the entity surviving the merger was renamed STATS ChipPAC, Inc. In October 2007, our 52%-owned subsidiary, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation.
     In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, Wuxi CR Micro-Assemb Tech. Ltd. (“ANST”), in connection with which we acquired a 25% shareholding in Micro Assembly Technologies Limited (“MAT”), with CR Logic owning a 75% interest. ANST, an assembly and test company based in Wuxi, China, is a wholly-owned subsidiary of MAT.
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
     In February 2009, we announced that we would not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting as given the economic environment at that time, we were not able to obtain debt financing to fund the proposed cash distribution and the repayment of certain outstanding debt on terms and conditions acceptable to us.
     Our capital expenditures in 2007, 2008 and 2009 amounted to $268.8 million, $239.0 million and $159.2 million, respectively. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. In 2010, we expect our capital expenditures to be approximately $200.0 million, depending on business conditions.
     For a more detailed discussion of our capital expenditures and financing for such capital expenditures, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
B. Business Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications and consumer markets. Our services include:
•	Packaging services: providing leaded, laminate, flip-chip, memory card and wafer level chip-scale packages (“CSPs”) to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics

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
     We have a leadership position in providing advanced package technology, such as flip-chip, wafer level, stacked die (“SD”) and System-in-Package (“SiP”). We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications and consumer applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their individual needs.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in South Korea, Singapore, China, Malaysia, Thailand and Taiwan (which includes our 52%-owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation). We also have a test pre-production facility in the United States. We market our services through our direct sales force in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
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
     The semiconductor industry is highly cyclical mainly due to the cyclicality of demand in the markets of the products that use semiconductors. This cyclicality is significantly exacerbated by the capital intensive nature of the semiconductor industry and the time required to install new capacity, which results in periods of high capacity utilization when demand is robust followed by periods of underutilization and accelerated price erosion when new capacities are commissioned and demand growth slows.
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
     The semiconductor industry declined between 3% and 5% in 2008 as compared to 2007 due to the deterioration in the global economic condition and downturn in the semiconductor industry triggered by an unprecedented financial crisis. The semiconductor industry declined by approximately 11% in 2009, as the decline continued in the first half of 2009, and recovered to some extent in the second half of 2009. Market research data projects a growth in the semiconductor industry of approximately 10% to 13% in 2010. We anticipate the outsourced semiconductor assembly and test industry to grow at a faster rate than the semiconductor industry as a whole.
     In 2007, our net revenues increased by 2.1% over 2006 to $1,651.6 million. In 2008, our net revenues increased by 0.4% over 2007 to $1,658.2 million. In 2009, our net revenues decreased by 20.0% over 2008 to $1,325.7 million. We continue to expect that the cyclicality of the semiconductor industry will impact our results of operations.
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
     Leverage our established presence in the major geographic hubs of wafer fabrication. We have manufacturing facilities located in South Korea, Singapore, China, Malaysia, Thailand and Taiwan, and a test pre-production facility in the United States. We intend to leverage our strategic proximity to the major geographic hubs of wafer fabrication to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
     Capitalize on our research and development capabilities to drive accelerated growth. We have 323 employees in our research and development department, which focuses on developing advanced technologies to meet our customers’ needs. We believe this will enable us to capture potential opportunities and accelerate our growth.
     Continue to cultivate our strong customer relationships. We have a broad and diversified customer base that includes most of the world’s leading semiconductor companies across the fast-growing communications, computing and consumer markets. No single customer accounted for more than 15% of our net revenues in 2009. We seek to strengthen these customer relationships and build new relationships by providing our customers with an integrated supply chain solution.
     Continue to focus on high-quality customer service. Our customers demand increasingly high levels of service. Our close interactions with our customers enable us to better anticipate and meet their requirements on a timely basis. We focus on developing and delivering to our customers semiconductor devices that are designed, packaged, tested and delivered on time and as specified to any of their global locations. Our flexible manufacturing model allows us to better address periodic, product-specific capacity constraints that negatively affect smaller players. We have implemented information technology platforms to enable the seamless integration of our customers’ systems within ours, to enable them to obtain real-time information on their works-in-progress and thereby facilitate their production planning processes. We believe that offering high-quality customer service is critical to attracting and retaining leading semiconductor companies as our customers. We intend to continue fostering a service-oriented and customer-focused environment.
Our Services
     We offer semiconductor packaging and test services to the semiconductor industry for applications in communications, computing, consumer and industrial markets. We offer full backend turnkey services from wafer probe to final test and drop ship. The services we offer are customized to the needs of our individual customers. In 2009, 73.0% of our net revenues were derived from packaging services and 27.0% of our net revenues were derived from test and other services.
     The following table sets forth the percentage of net revenues by packaging product group and testing and other services for the periods indicated.

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Packaging — laminate	56.3%	56.5%	57.9%
Packaging — leaded	18.4	18.0	15.1
Test and other services	25.3	25.5	27.0

Total	100.0%	100.0%	100.0%

Packaging Services
     We offer a broad range of advanced laminate and leaded packages designed to provide customers with a full range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. Packaging serves to protect the semiconductor die and facilitate electrical connection and heat dissipation. As part of customer support on packaging services, we also offer complete package design, electrical and thermal simulation, measurement and design of lead-frames, substrates and wafer level integrations. Our packaging revenue was $967.8 million in 2009, compared to $1,236.0 million in 2008. Our two key types of packaging services, laminate and leaded, contributed approximately 57.9% and 15.1%, respectively, of our net revenues in 2009.
     Laminate Packaging. Laminate substrate-based packaging represents one of the fastest growing areas in the semiconductor packaging industry and is used primarily in computing platforms, networking, hand-held consumer products, wireless communications devices, personal digital assistants, video cameras, home electronic devices such as Digital Video Discs (“DVDs”) and game consoles.
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
     We supply our customers with a broad range of advanced packaging solutions including:
•	Standard BGA. Standard BGA packaging has a grid array of balls on the underside of the IC, and is used in high-performance applications, like PC chipsets, graphic controllers and DSPs. A BGA generally has greater than 100 balls.

•	Chip-scale. Chip-scale packaging includes all packages where the package is less than 1.2 times the size of the silicon die. Chip-scale BGA is a substrate-based package that is designed for memory devices and other medium pin count semiconductors and requires dense ball arrays in very small package sizes, like wireless telephones and mobile hand-held devices, video cameras, digital cameras and pagers.

•	SiP. SiP is a family of packages that contain several semiconductor dies along with passive components such as resistors, capacitors and inductors in one package. Dies can either be stacked on top of each other or side by side. This technology allows greater functionality in the same package footprint and thickness without significant cost increase. These packages are used in wireless handsets, consumer products and mobile computing applications.

•	Wafer Level Processing (“WLP”). WLP services include full service wafer bumping with options for wafer repassivation, redistribution and IPD layers with polyimide dielectric with the solder alloy selection flexibility of a printed paste solder bump technology. This internal wafer bumping capability enables full turnkey Wafer Level Chip Scale Packages (“WLCSP”) and advanced flip-chip assembly and test. For larger pitch applications, either printed paste bumping or mechanical ball drop are available. Additionally, a complete, flexible backend assembly capability allows for high volume wafer sorting, automatic optical inspection and backend processing into bare die in tape and reel or waffle pack. We offer wafer level processing technologies and package options including Embedded Wafer-Level Ball Grid Array (“eWLB”), WLCSP, Chip-scale Module Packaging (“CSMP”) and IPD.

•	WLCSP. WLCSP is a package very close to the size of the silicon die. WLCSP packaging can combine the strengths of various packaging technologies, such as the size and performance advantage of bare die assembly and the reliability of encapsulated devices. The significant size and weight reduction offered by the CSP makes it ideal for use in mobile devices like cell phones, laptops, palmtops, and digital cameras.

•	CSMP. CSMP is an advanced SiP solution which features a modular architecture that integrates mixed IC technologies and a wide variety of IPD such as resistors, capacitors, inductors, filters, Balanced Unbalanced (“BALUNs”) and interconnects directly onto a silicon substrate. The result is a high performance, system-level solution, which provides a significant reduction in die size, weight, number of interconnections and system board space requirements, and can be used for many applications.

•	IPD. IPD technology is a key enabler of its innovative CSMP offering which features silicon-based passive integration of resistor, capacitor and inductor (“RLC”) components. IPDs are a cost effective way to reduce footprint, reduce interconnection complexity, improve component tolerance, yield and reliability.

•	Flip-chip. Flip-chip solutions range from large single die packages with passive components used for graphics and ASIC devices, to modules and complex 3D packages that contain logic, memory and RF devices and that integrate flip-chip and wire bonding interconnection within the same package. Flip-chip packages are available in various package formats including Quad Flat No-Lead (“QFN”), Low-Profile Fine-Pitch Ball Grid Array (“LFBGA”), Land Grid Array (“LGA”), BGA, Flip-Chip Ball Grid Array with Multi-Package Module (“fcBGA-MP”), and complex 3D packages (SiP, MD, PiP). Low Cost Flip-Chip (“LCFC”) packages form a subgroup in the flip-chip package family which represents any flip-chip platforms that leverage cost saving features such as no Solder on Pad (“nSOP”), mold underfill (“MUF”) and bond on lead

(“BOL”) interconnection. This low cost flip-chip technology features an innovative routing efficient interconnection structure and a simplified substrate technology design coupled with improvements in assembly technology which help achieve a significantly lower cost than traditional build-up substrate layers used for flip chip interconnection.

•	3D Package Stacking (PiP, PoP). Stacking pretested packages together in single solution is emerging as a next generation technology of choice in wireless applications. For applications such as mobile phones which require integration of a digital base band or DSP and an analog device, PiP and PoP are effective stacked package solutions. 3D, next generation packages are available in various package formats including PiP, Flip-chip PiP (“fcPiP”), PoP, Flip-chip PoP (“fcPoP”) and Fan-in Package-on-Package (“FiPoP”).
(i)	PiP is a 3D package in which separately assembled and tested packages and bare chips are stacked together in a single CSP for exceptional integration flexibility and functional density in a smaller form factor. PiP technology provides design flexibility in integrating several logic and/or analog devices with memory devices in a single package.

(ii)	The fcPiP is an innovative 3D package stacking solution which integrates the baseband, memory and analog functions of a mobile communication device into a single package. The fcPiP represents a packaging approach that combines several advanced technologies such as bumped wafer thinning, thin die flip-chip attach and low loop wire bonding on the same substrate.

(iii)	PoP is a 3D package in which fully tested packages such as single die FBGA (as defined herein) or stacked die FBGA (“FBGA-SD”) (typically MD) is stacked on top of another single FBGA-SD (which is typically base band or analog die) during the board mount process.

(iv)	The fcPoP is an innovative 3D package stacking solution which is a stackable Flip-chip BGA (“fcBGA”) as the bottom PoP package (“PoPb”). PoPb is typically an application processor or a baseband device with land pads placed on the top periphery of the package surface to enable the stacking of a second Fine Pitch BGA (“FBGA”) or PoP top (“PoPt”) above. PoPt with memory devices stacked within is assembled, tested, and yielded independently. The two packages are combined by reflowing together on the application board to form a high performance 3D packaging solution.

(v)	FiPoP is a 3D packaging stacking solution. The bottom FiPoP (“FiPoPb”) provides the flexibility to package a single device or multiple devices (logic, analog or memory), while providing land pads on the top center of the package to allow for another package or components to be reflowed on top. A fully tested package such as single die FBGA or FBGA-SD (typically memory die) is stacked on a bottom PoP package which usually contains a logic device or logic device combination (logic + logic, logic + analog).

(vi)	Pre-stacked PoP is a 3D package solution where the top PoP package is stacked on top of the bottom PoP package, and both of them are reflowed together and tested prior to the final integration on the application board.
     Our packaging solutions, including BGA, CSP, flip-chip and 3D packages are described below:

Number
Package Format	of I/Os	Description	Types of Applications
Fine Pitch Land Grid Array (“FLGA”)	8-200	Laminate substrate based package with plastic overmolded encapsulation. Unlike a standard FBGA, second level interconnect is achieved on the LGA by connecting “lands” on the package directly onto the printed circuit board through solder re-flow. Available in a broad range of Joint Electron Device Engineering Council (“JEDEC”) standard body sizes including Thin Profile FLGA (<1.20mm) (“TFLGA”), Very Thin Profile FLGA (<1.00mm) (“VFLGA”) and Very Very Thin Profile FLGA (<0.80mm) (“WFLGA”) package thickness.	Mobile phone, wireless RF, analog, ASIC, memory chip.
FLGA-SD	8-200	Compact MD designed for space sensitive applications. Capability to stack up to seven dies in	Mobile phone, wireless RF, analog, ASIC, memory chip.

Number
Package Format	of I/Os	Description	Types of Applications
one package. Available packages include Low Profile FLGA-SD, Thin Profile FLGA-SD, Very Thin FLGA-SD, Very Very Thin Profile FLGA-SD, Ultra Thin Profile FLGA-SD and Extremely Thin FLGA-SD packages.
Flip-chip Land Grid Array (“fcLGA”)	71+	LGA with flip-chip/bump interconnect instead of wire bonding.	Mobile phone, wireless RF, analog, ASIC, memory chip.
fcBGA	32-1,728	BGA with Flip-Chip/bump interconnect instead of wire bonding. Available packages include fcBGA with attached heat sink, fcBGA-MP and fcBGA for SiP packages.	DSP, ASIC, FPGA.
Flip-chip Fine Pitch BGA (“fcFBGA”)	32-900	Chip-scale BGA with flip-chip/bump interconnect, instead of wire bonding. Available in a broad range of JEDEC standard body sizes with Low Profile FBGA (<1.70mm, typically <1.40mm) (“LFBGA”), Thin Profile FBGA (<1.20mm) (“TFBGA”), Very Thin Profile FBGA (<1.00mm) (“VFBGA”) package thickness.	Mobile phone, Wide Area Network (“WAN”)/Local Area Network (“LAN”) equipment.
FBGA	40-450	Smaller and thinner BGA designed for applications which are space constrained and require electrical performance. Available in a broad range of JEDEC standard body sizes with LFBGA, TFBGA, VFBGA, Very Very Thin Profile FBGA (<0.80mm) (“WFBGA”) and Ultra Thin Profile FBGA (0.55mm max.)(“UFBGA”) package thickness. LFBGA with attached heat sink (“LFBGA-H”) is qualified for small body sizes.	Mobile hand-held devices, Global Positioning System (“GPS”) and multimedia.
Stacked Die Fine Pitch BGA (“FBGA-SD”)	16-700	Compact MD designed for space sensitive applications. Capability to stack up to seven dies in one package. Available in a broad range of JEDEC standard body sizes with LFBGA, TFBGA, VFBGA, WFBGA and UFBGA package thickness. LFBGA-H (with attached heatsink) is qualified for small body sizes.	Mobile hand-held devices and multimedia.
Plastic Ball Grid Array (“PBGA”)	169-1,253	Electrically enhanced BGA package designed for high I/O replacement.	Access/LAN equipment, PC/graphics and base station.
Stacked Die Plastic Ball Grid Array (“PBGA-SD”)	121-1,253	Increased sub-system performance achieved by integrating multiple chips into a single package. Capability to stack up to seven dies in one package.	DSPs and memory, gate arrays, ASICs, PC chipsets and peripherals, microprocessors/controllers.
Exposed Drop-in Heat Spreader Plastic BGA (“PBGA-H”)	169-1,253	Thermally enhanced PBGA with 20% greater thermal dissipation than PBGA.	Access/LAN/PC/graphics and base station equipment.
Plastic Ball Grid Array — Multi-Die (“PBGA-MD”)	74-1,253	BGA integrated with two or more MD within a PBGA.	Access/LAN/PC/graphics and base station equipment.
PiP	40-450	PiP integrates ASIC logic with memory chip(s) and can have a minimal 12x12mm footprint, 1.2 to 1.4mm maximum thickness, and incorporate a 0.5mm to 0.4mm ball pitch.	Mobile hand-held devices, PC, MPEG-1 Audio Layer 3 players (“MP3 players”), base station modems, memory cards and

Number
Package Format	of I/Os	Description	Types of Applications
consumer electronics.
fcPiP	600+	3D package that stack minimally packaged die and bare die into a single molded package. A pre-tested Internal Stacking Module (“ISM”) LGA and one or more bare die are stacked with at least one bare die connected to the substrate using flip-chip interconnection.	Portable electronics, cellular phones, gaming, PDAs, digital cameras, camcorders and wireless products.
PoP	PoPb: 200-700 PoPt: 128-160	3D package in which fully tested package is stacked on top of another package during the board mount process. Available in a broad range of JEDEC standard body sizes with LFBGA, TFBGA and VFBGA .	Mobile hand-held devices, PC, MP3 players, base station modems, memory cards and consumer electronics.
fcPoP	PoPb: 168	3D package that is a stackable fcBGA, enables higher performance, higher density, finer top PoP ball pitch, and smaller/thinner PoP solution. Available in a broad range of JEDEC standard body sizes with TFBGA, VFBGA and WFBGA.	PoPb: Application baseband or multi-media processor for mobile handset and portable devices PoPt: Memory to support system and processor functions, including Double Data Rate (“DDR”), Flash (NAND, NOR), Static Random Access Memory (“SRAM”) and combinations thereof.
FiPoP	200-700	3D package in which the FiPoPb provides the flexibility to package a single device or multiple devices (logic, analog or memory), while providing land pads on the top center of the package to allow for another package or components to be reflowed on top. The FiPoPb can also incorporate a fully tested ISM package. FiPoPb is available in a broad range of JEDEC standard body sizes including TFBGA and VFBGA package thickness.	Cellular phone and mobile device digital baseband processor, digital die stack, or digital + analog baseband die stack, digital + memory (ISM) stack, Cellular phone and mobile device memory for digital processor and system memory (synchronous dynamic random access memory, NOR/NAND Flash, Static Random Access Memory )
Pre-stacked PoP	PoPt:108 PoPb:168	3D package in which the top and bottom PoP packages are assembled and tested separately, then stacked and reflowed together to produce a complete high performance 3D solution.	NAND Memory for data storage, logic/ controller, solid state disk for Mobile PC.
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

     Standard Lead-frame Packages. Our standard lead-frame packages are used in a variety of applications, including mobile phones, PCs, networking systems, and consumer and industrial products. We focus on high-performance, thin profile and near chip-scale lead-frame packages. The following table summarizes our standard lead-frame packages:

Number
Package Format	of I/Os	Description	Types of Applications
Thin Small Outline Package (“TSOP”)	28-56	Traditional lead-frame package with two-side leads, and a surface mount technology (“SMT”) designed for memory, RF/wireless, logic, linear and automotive devices.	PCs, portable electronics and networking equipment and automotive electronics.
Thin Quad Flat Package (“TQFP”)	32-128	Advanced Quad Flat Package (“QFP”) with thickness of 1.0mm for use in low profile, space-constrained applications. TQFP with copper wire bond is also available for cost effective solution.	Mobile phone, mass storage and multimedia.
Low Quad Flat Package (“LQFP”)	32-208	Advanced QFP with thickness of 1.4mm for use in low profile, space-constrained applications.	Mobile phone, mass storage and multimedia.
Metric Quad Flat Package (“MQFP”)	44-240	Traditional QFP designed for ASICs, FPGAs and DSPs.	Access/LAN equipment, multimedia and mass storage.
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
     The following table summarizes our enhanced lead-frame packages:

Number
Package Format	of I/Os	Description	Types of Applications
QFN	4-88	Lead-frame based plastic encapsulated CSP in single mold cavity format or molded array format. Available in a broad range of JEDEC standard body sizes including Extremely Thin Quad Flat Non-Leaded Package (“XQFN”) (<0.50mm), Ultra Thin Quad Flat Non-Leaded Package (“UQFN”) (<0.65mm), Very Very Thin Quad Flat Non-Leaded Package (“WQFN”) (<0.80mm) and Very Thin Quad Flat Non-Leaded Package (“VQFN”) (<1.00mm) package thickness. QFN with copper wire bond is qualified for cost effective solution.	Mobile hand-held devices and GPS.
Dual Row Quad Flat No-Lead (“QFN-dr”)	44-156	QFN version with staggered dual row leads offers higher I/O counts.	Mobile hand-held devices and GPS.
Quad Flat No-Lead Package (Strip Etch) (“QFNs-se”)	32-396	QFNs-se, with multiple rows of terminals, is leadframe based, plastic	Computing and telecommunications, RF, power management, analog/linear,

Number
Package Format	of I/Os	Description	Types of Applications
		encapsulated, chip scale in molded array format (saw singulated). An exposed die pad coupled with extremely low RLC provides excellent electrical and thermal performance enhancements. Available in a broad range of JEDEC standard body sizes including UQFN (<0.65mm).	logic, ASICs, and DSP.
Qual Flat No-Lead Package (Stand off) (“QFNs-st”)	32-312	QFNs-st, with dual row/multiple rows of terminals, is leadframe based, plastic encapsulated, chip scale in molded array format (saw singulated). A stand-off exposed die pad coupled with extremely low RLC provides excellent electrical and thermal performance enhancements. Available in a broad range of JEDEC standard body sizes including WQFN and VQFN package thickness. QFNs-st with copper wire bond is qualified for cost effective solution.	Computing and telecommunications, RF, power management, analog/linear, logic, ASICs and DSP.
Bumped Chip Carrier (“BCC”)	16-84	Lead-frame based near chip-scale.	Mobile hand-held devices and GPS.
Dual Row Bumped Chip Carrier (“BCCs”)	84-148	BCC version with staggered dual row leads offers higher I/O counts.	Mobile hand-held devices and GPS.
Exposed Pad Low Quad Flat Package (“LQFP-ep”)	32-208	Thermally enhanced QFP with 30% greater thermal dissipation than MQFP.	Access/WAN/LAN equipment and PC/graphics and hard disk drive (“HDD”).
Exposed Pad Thin Quad Flat Package (“TQFP-ep”)	32-128	Thermally enhanced TQFP with 30% greater thermal dissipation than TQFP.	Access/WAN/LAN equipment, PC/graphics, HDD, mobile hand-held devices and GPS.
Stacked Die Quad Flat Package (“LQFP-SD”)	32-208	Compact MD designed for space constrained applications.	Mobile hand-held devices, GPS, HDD and multimedia.
Stacked Die Exposed Pad Low Quad Flat Package (“LQFP-ep-SD”)	32-208	Thermally enhanced LQFP-SD designed for space constrained applications with thickness of 1.4mm and greater thermal dissipation than LQFP-SD.	Mobile hand-held devices, PC, GPS, HDD, MP3 players, pagers and consumer electronics.
Stacked Die Exposed Pad Thin Quad Flat Package (“TQFP-ep-SD”)	32-128	Thermally enhanced with MD TQFP designed for space constrained applications with thickness of 1.0mm and greater thermal dissipation than LQFP-SD.	Mobile hand-held devices, PC, GPS, HDD, MP3 players and consumer electronics.
Stacked Die Thin Small Outline Package (“TSOP-SD”)	24-56	Compact MD designed for space constrained applications.	Mobile hand-held devices, GPS, HDD and multimedia.
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
     The eWLB technology uses a combination of traditional “front-end” and “back-end” semiconductor manufacturing techniques with parallel processing of all the chips on the wafer, leading to reduced manufacturing costs. This reduced manufacturing cost, together with the increased level of integration of the silicon’s overall protective package, in addition to a dramatically higher number of external contacts, means the technology can provide significant cost and size benefits for makers of cutting-edge wireless and consumer products.
     We have ramped first generation eWLB technology to high volume production. The eWLB technology provides solutions for semiconductor devices requiring a higher integration level and a greater number of external contacts. Using a combination of traditional ‘front-end’ and ‘back-end’ semiconductor manufacturing techniques, eWLB technology greatly reduces manufacturing costs while providing a smaller package footprint with higher I/O along with increased thermal and electrical performance.
     We have established a robust, automated eWLB manufacturing process that includes wafer reconstitution, wafer level molding, redistribution using thin film technology, solder ball mount, package singulation and testing. Incoming wafers in both 8 inch and 12 inch diameters can be supported, and no bumping is required as the package is essentially built on top of a reconstituted wafer. The next generation of eWLB packages enabling reduced cost, multiple routing layers, multiple die, and expansion to larger package size and ball count is now being developed with our development partners for product offerings targeted to start in 2010.
Test Services
     We provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and RF devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have capitalized on this trend by enhancing our test service capabilities. Our test and other revenue was $357.9 million in 2009, compared to $422.2 million in 2008.
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
     Memory Testing. We provide wafer probe services covering a limited type of memory devices including static and non-volatile memories.
     Test-Related Services. We offer a variety of other value-added test-related services, including:
•	Burn-in process support. Burn-in is the process of electrically stressing semiconductors, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal semiconductors. During burn-in process support, we perform an analysis of burn-in rejects in order to determine the cause of failure.

•	Reliability testing. Reliability testing is the process of testing a semiconductor to evaluate its life span. It is performed on a sample of devices that have passed final testing.

•	Thermal and electrical characterization. Thermal and electrical characterization is the process of testing a semiconductor for performance consistency under thermal and electrical stress.

•	Dry pack. Dry packing is the process of baking the semiconductors in order to prevent the failure of any semiconductors due to exposure to moisture during shipping. We “dry pack” many of our packaged ICs in specially sealed, environmentally secure containers.

•	Tape and reel. Many electronic assembly lines utilize “tape and reel” methods in which semiconductors are placed into a pocket tape to enable faster attachment to the printed circuit board. We offer a service in which we ship packaged and tested devices on a tape and reel mechanism, in a tray or in a tube in accordance with our customer’s post-test requirements.
Pre-production and Post-production Services
     We have developed and enhanced our pre-production and post-production services to provide a total solution for our customers. Our pre-production services for packaging include package development, and for testing include software and hardware development. Our wholly-owned subsidiary, STATS ChipPAC Test Services, Inc. in Milpitas, California, which is in Silicon Valley, provides test hardware and software development services, pre-production volume testing services, tester rentals and a unique customer-to-lab-to-factory relay for fast production offloads and capacity coordination. We also provide post-production drop shipment services for our customers. At our customers’ request, certain finished and piloted test programs are transferred to our high-volume manufacturing facilities in Asia for full production release. STATS ChipPAC Test Services, Inc. operates as a microcosm of our high-volume Asian operations; it operates similarly configured testing systems and handling equipment to ensure transfers to our manufacturing facilities in Asia for subsequent volume production ramps are seamless.
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
Research and Development
     Our research and development efforts are focused on developing new packages, design, assembly and test services and technologies required by our existing customers and that are necessary to attract new customers. We have invested considerable resources and we are among the leaders in new product and technology development. Our expenditures for research and development in 2007, 2008 and 2009 were $34.9 million, $37.8 million and $43.4 million, respectively. As of February 1, 2010, we employed 323 dedicated professionals in our research and development department. We consider this a core element of our total service offering and expect to continue to invest significant resources in research and development.
Packaging Services
     We have established a dedicated group of engineers whose primary focus is the development and improvement of materials and process technology as well as development of new and advanced packages. We work closely with our existing customers to better understand their immediate and future packaging needs. As a result, we focus our packaging research and development efforts in part on developing packages tailored to their individual requirements. Through a co-design process, our engineers collaborate with customers on die and package designs to provide a customized solution in terms of performance, quality, cycle time and cost. These efforts take place at our package design development centers located in Singapore, South Korea, China, Taiwan, Malaysia and the United States.

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
     In 2007, we established a research and development facility in Singapore focusing on TSV, micro-bump and other next generation technologies. Currently, over 30 dedicated professionals are working at this facility.
     We continually seek to develop and improve flip-chip, wafer level, SD, stacked packages or 3D packages such as PiPs and PoPs to meet customer needs. These packages are used particularly in hand-held wireless communications equipment and are extremely useful for all hand-held devices including PC, mobile hand-held devices, base station modems, base-band circuits and memories. We continue to develop total SiP solutions to meet market demand for next generation devices with higher levels of integration, increased functionality and compact sizes.
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
     During the past three years, we developed and introduced a number of new packages, including:
•	Chip-scale Module Package (WLCSMP-fc-SiP-SS);

•	PiP — TFBGA, fcLFBGA;

•	PoP — TFBGA, VFBGA, fcT/V/WFBGA;

•	Laser via Through Mold compound PoP — fcWFBGA-PoP MLP;

•	Flip-Chip Stacked Die Fine Pitch Ball Grid Array — fcT/L/VFBGA-SD;

•	Quad Flat No-Lead with Chip-on-Lead — UQFNs-COL-mini, WQFNs-COL;

•	QFNs-se;

•	Quad Flat No-Lead Package (Stand off) — QFNs-st;

•	QFN with copper wire;

•	Memory Card Format — MS Micro, Multimedia Card, Micro SD, SD-USB, SD-USB-SiP;

•	Stacked Die FBGA with Wire-in-Film Technology — T/LFBGA-SD (WIF);

•	Molded Underfill fcFBGA;

•	fcBGA and fcFBGA with alternate low cost core material in substrate;

•	Plated Copper RDL-WLCSP-B;

•	Extremely thin wafer level CSP with big bump — XWLCSP-B;

•	Fine Pitch Fan-in Package-on-Package — T/VFBGA FiPoP, fcVFBGA-FiPoP;

•	eWLB; and

•	Low cost fcFBGA with open SR (Solder Resist) and fcFBGA-PoP.
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
Customers
     Our customers include some of the largest semiconductor companies in the world. We seek to diversify and broaden our customer base. In 2007, 2008 and 2009, our ten largest customers accounted for 67.0%, 66.5% and 71.8%, respectively, of our net revenues. Our top three largest customers in 2009 contributed approximately 14%, 13% and 12%, respectively, of our net revenues. If our business grows, we expect our customer concentration to decrease.
     The following table sets forth, for the periods indicated, the percentage of net revenues derived from packaging and test of semiconductors used in communications, PCs, customer and other applications:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Communications	52.5%	51.8%	50.1%
Customer and other applications	32.0	31.6	33.0
PCs	15.5	16.6	16.9

Total	100.0%	100.0%	100.0%

     Our customers are located around the world. We report geographic distribution of revenue based on the location of our customers’ headquarters which is not indicative of shipment destination or end market for our services. The following table details, for the periods indicated, the percentage of net revenues received from the United States, Asia and Europe:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
United States	74.7%	72.5%	72.5%
Asia	22.3	22.5	21.7
Europe	3.0	5.0	5.8

Total	100.0%	100.0%	100.0%

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
     Semiconductor companies require packaging and test service providers to undergo a qualification process before selecting them as their packager or tester. The qualification process for a packaging service company is a lengthy and rigorous process that typically takes three to six months, and we believe typically costs the customer approximately $250,000 to $300,000. In the case of a test service company, the test company must, in addition to ensuring that the requisite tester platform is used, have the requisite production engineering expertise to pass a highly specialized and rigorous test qualification process. The test qualification process typically takes one to two months where the test house already has the tester technology and three to six months where the tester technology is a new test platform, and we believe typically costs the customer approximately $20,000 to $100,000. Once a primary supplier has been selected, that supplier gains insight into its customer’s business operations and an understanding of its products as part of the overall working relationship. The packaging and test service providers’ familiarity with the customer’s requirements and accordingly, their ability to better meet those requirements, combined with the pressures of a semiconductor company to meet the time-to-market demands of its customers, help to assure continuity of relationship with their providers.
Sales and Marketing
     We market our services through a direct sales force and technical marketing groups strategically located in close proximity to our customers, in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. Our account managers, customer service representatives and sales support personnel form teams that focus on specific customers or geographic regions.
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
     Our marketing and business development efforts focus on creating a brand awareness and familiarity with our advanced device packaging technologies and an understanding of our end-user market applications in wireless handset and mobile hand-held devices graphics, PC chipsets, WLAN, Bluetooth(tm), flash memory, storage and networking. We market our leadership in advanced packaging and our ability to supply a broad line of packaging and test services to the semiconductor industry. We build relationships with our customers through a direct sales force and technical marketing group, the delivery of “white papers” at industry conferences, and information available on our website.
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
Customer Service
     We place strong emphasis on customer service. Our broad service offerings, dedicated customer account teams and commitment to finding solutions to our customers’ needs have enabled us to develop strong relationships with many of our customers. Our information technology architecture includes e-business links to some of our customers’ systems and our mySTATSChipPAC internet portal, which may be directly accessed by our customers. These features enable our customers to obtain real-time information on work-in-progress, inventory and shipment status, as well as other information relating to our operations.

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
     Packaging Equipment. The primary equipment used in packaging includes die saw, die attach, wire bonders and mold systems. Certain of our wire bonders allow for interchangeability between lead-frame and laminate packages. We purchase die attach and wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc., Shinkawa Ltd, ASM Pacific Technology Limited and BE Semiconductor Industries NV (formerly known as Oerlikon Esec and prior to that, Unaxis). As of February 1, 2010, we operated an aggregate of 4,538 wire bonders. We purchase mold systems from major international manufacturers including Asahi Engineering Co Ltd, Dai-Ichi Seiko Co Ltd. and Towa Corporation.
     Testing Equipment. Testing equipment is one of the most critical components of the wafer probing and device testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. The majority of our testing equipment is supplied by Teradyne, Inc., Verigy Ltd., Advantest Corporation and LTX-Credence Corporation.
     As of February 1, 2010, we operated 951 testers, comprising 756 mixed-signal testers, 157 digital testers and 38 memory testers. In certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required that the customer provide the equipment on a consignment basis. Of the 951 testers, 157 are on consignment from customers. In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.

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
     Our packaging and test operations in Singapore, Icheon, South Korea, Shanghai, China, Kuala Lumpur, Malaysia and Bangkok, Thailand are all ISO 9001, TS16949, ISO 14001 and OHSAS 18001 certified. Our subsidiary in Taiwan, STATS ChipPAC Taiwan Semiconductor Corporation, is ISO 9001, ISO 14001 and OHSAS 18001 certified. ISO 9001 is an international standard on the requirements for production of quality products and services. It also sets forth quality management systems for product design, product development, installation and servicing. TS16949 is a quality management system that addresses the specific production needs of automotive customers. ISO 14001 is an international standard on environmental management systems to ensure environmental protection and prevention of pollution in balance with socio-economic needs while OHSAS 18001 is the standard for implementation of an occupational health and safety management system.
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
     Our primary competitors and their primary locations are as follows:
•	Advanced Semiconductor Engineering, Inc. — South Korea, Taiwan, China, Malaysia, Singapore, Japan and the United States;

•	Amkor Technology, Inc. — South Korea, Japan, Taiwan, China, the Philippines, Singapore and the United States; and

•	Siliconware Precision Industries Co., Ltd. — Taiwan and China.
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
     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to develop and to protect our intellectual property and the intellectual property of our customers. We seek to protect proprietary information and know-how through patents, the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of February 1, 2010, our Company and our various subsidiaries held a total of approximately 1,361 issued patents and pending patent applications. Of these, we have approximately 329 patents granted or allowed by the PTO and approximately 101 patents registered or allowed in Singapore, South Korea and other countries.
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
     In February 2006, our Company and its wholly-owned subsidiaries, ChipPAC and STATS ChipPAC (BVI) Limited, were named as defendants in the California Litigation. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company.
     In May 2007, at Tessera’s request, the ITC instituted the First ITC Investigation of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted the Texas Action against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, the ITC issued a limited exclusion order in May 2009 preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The respondents in the First ITC Investigation appealed to the U.S. Court of Appeals for the Federal Circuit and the appeal is pending. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.
     In May 2008, the ITC instituted the Second ITC Investigation of our Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera sought an order to prevent the Respondents from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera sought a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleged infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First

ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. In August 2009, the ITC issued a final determination terminating the Second ITC Investigation.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation, the total costs of resolving the California Litigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. It is also not possible to predict the outcome of the PTO proceedings or their impact on the California Litigation or the First ITC Investigation.
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
Environmental Matters and Compliance
     Our manufacturing operations use many chemicals, gases and other hazardous substances and also generate gaseous, liquid and solid wastes. We comply with international standards administered by the International Organization for Standardization, the Occupational Safety and Health Administration and Trading Standards. In addition, we are subject to regulatory requirements on, and potential liabilities of the environmental aspects of manufacturing processes arising under laws and regulations governing, among other things, the usage, storage, discharge and disposal of chemicals, air and water discharges as well as monitoring and remediation of soil and groundwater contamination. These environmental aspects are identified and managed in a proactive and systematic way via the ISO 14001 standard to which six of our manufacturing facilities are certified. We regularly send samples of emissions and wastes to third party accredited laboratories for analysis to ensure our compliance with the environmental laws and regulations that apply to us. We believe that we are in substantial compliance with all current environmental laws and regulations applicable to our operations and facilities.
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
STATS ChipPAC (Thailand) Limited.(1)
(Thailand)
100%
STATS ChipPAC Test Services, Inc.
(formerly STATS FastRamp Test Services, Inc.)
(Delaware, United States)
100%
STATS ChipPAC (Barbados) Ltd.
(formerly ChipPAC (Barbados) Ltd.)
(Barbados)
100%
ChipPAC International Company Limited
(British Virgin Islands)
100%
Wuxi CR Micro-Assembly Technology Ltd.
(China) ("ANST")
100%
STATS ChipPAC (BVI) Limited
(formerly ChipPAC Limited)
(British Virgin Islands)
100%
ChipPAC Luxembourg S.à R.L.
(Luxembourg))
100%
ChipPAC Liquidity Management Hungary Limited Liability Company
(Hungary)
100%
STATS ChipPAC Shanghai Co., Ltd.(2)
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

D. Property, Plants and Equipment
     Our packaging and test network comprises 14 facilities throughout Asia and the United States. In 2009, we closed our test facility in San Diego, California. The following chart provides information regarding our facilities. For information on the aggregate capacity of our facilities in terms of the number of wire bonders and testers we operate, see “— B. Business Overview — Suppliers — Equipment.” Our utilization rates for equipment for 2007, 2008 and 2009 were 75%, 64% and 52%, respectively.

	Area		Principal Packaging
Property/Location (1)	(Sq. Feet)	Functions/Services	or Services Provided
Yishun, Singapore (2)	594,738	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and laminate packaging including BGA, flip-chip packaging, wafer level packaging and CSP, wafer bumping and fabrication of integrated passive devices and drop shipment services.
Ang Mo Kio, Singapore	18,948	Corporate executive, administrative, sales and marketing, and finance office.	Corporate administration and finance, sales and marketing.
Woodlands, Singapore (3)	51,129	Research and development on 3D wafer level integration with TSV.	Research and development on 3D wafer level integration with TSV and eWLB.
Qing Pu, Shanghai, China (4)	983,276	Turnkey packaging and test services, flip-chip, research and development, warehousing services, and drop shipment services	Packaging of leaded packages, CSP, BGA, flip-chip, memory card, wafer probe, test and distribution services.
Song Jiang, Shanghai, China	11,795	Solder bump services for flip-chip assembly.	Eutectic/High-lead/Lead-free solder bump for 200mm wafers.
Icheon, South Korea	828,738	Turnkey packaging and test services, research and development, warehousing services, drop shipment services and employee dormitories.	Advanced laminate packaging such as SD, SiP and flip-chip, standard laminate packaging such as XBGA and FBGA and test services.
Icheon, South Korea	210,200	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services.	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and laminate packaging including XBGA, flip-chip packaging and FBGA.
Hsin-Chu Hsien, Taiwan (5)	166,751	Test services, research and development, warehousing services, and drop shipment services.	Test development, final test, wafer probe and distribution services.
Hsin-Chu Hsien, Taiwan	58,128	Solder bump services for flip-chip assembly.	Eutectic/High-lead solder bump for 300mm wafers.
Kuala Lumpur, Malaysia (6)	488,448	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services.	Advanced lead-frame packages such as lead-frame chip-scale package (“LFCSP”) and BCC and test services.
Pathumthani, Thailand (7)	463,000	Turnkey packaging and test services, research and development, warehousing services, and drop shipment services.	Test services, including mixed-signal and high performance testing, wafer sort and probe, traditional and advanced leaded and laminate packaging, including BGA, and drop shipment services.
Fremont, California, United States	56,320	Sales, marketing, administration and research and development.	Sales, marketing, administration and design review services.

	Area		Principal Packaging
Property/Location (1)	(Sq. Feet)	Functions/Services	or Services Provided
Milpitas, California, United States	33,984	Test facility and sales office.	Sales, marketing, administration, design and test engineering services.
Tempe, Arizona, United States	9,299	Package design, research and development and sales office.	Sales, marketing, administration, design and characterization services.

Notes:

(1)	We lease all of our facilities except where otherwise noted.

(2)	We own the production assets but lease the land from the statutory housing development board of the Government of Singapore under a long-term lease with an initial term expiring in March 2026 with an option to renew.

(3)	We own the research and development assets but lease the premises for a term expiring in October 2011 with an option to renew for a further term to be mutually agreed.

(4)	We own the building and improvements and lease the land, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2044.

(5)	STATS ChipPAC Taiwan Semiconductor Corporation owns the land and building, which are subject to mortgages and certain other security interests.

(6)	We own the building and improvements and lease the land from the State Government of Selangor, Malaysia, but the land and all buildings on the land will revert to the lessor upon the expiration of the long-term lease in 2086.

(7)	We own the land and building.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
     None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2009 ended on March 29, June 28 and September 27, respectively, and our fourth quarter and fiscal year 2009 ended on December 27. Our first three quarters of 2008 ended on March 30, June 29 and September 28, respectively, and our fourth quarter and fiscal year 2008 ended on December 28. Our first three quarters of 2007 ended on April 1, July 1 and September 30, respectively, and our fourth quarter and fiscal year 2007 ended on December 30. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer and industrial markets.
Global Market Conditions
     The United States and other countries have experienced difficult economic conditions, including unprecedented financial market disruption. The current downturn in the global economy and the semiconductor markets that accelerated during the second half of

2008 and continued well into 2009 have adversely affected, and we expect will continue to affect, demand for our products and services. The uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. Despite the recent improvement in the global economic conditions, the uncertainty in global economic conditions remains and there can be no assurance that global economic conditions will continue to improve. A sustained global economic slowdown and downturn in the semiconductor industry would have a material adverse effect on our results of operations, cash flow, financial position and/or prospects.
     Furthermore, restrictions on credit globally and foreign currency exchange rate fluctuations in countries in which we have operations may impact economic activity and our results. Credit risk associated with our customers and our investment portfolio may also be adversely impacted. Financial market disruption may also result in increased interest expense or inability to obtain financing for our operations or investments.
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
     In February 2009, we announced that we would not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting and the repayment of certain outstanding debt as given the economic environment at that time, we were not able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.
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
     As of February 1, 2010, Temasek through STSPL, beneficially owned 1,845.7 million ordinary shares, representing approximately 83.8% of our Company’s ordinary shares following STSPL’s conversion of its entire $134.5 million of our 2.5% convertible notes into 145.1 million ordinary shares on May 22, 2008.
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
Factors Affecting Our Results of Operations
     Cyclicality of the Semiconductor Industry. Our results of operations are influenced by the state of the global semiconductor industry which is highly cyclical. In late 2006, we experienced a softening of our business as our customers corrected their excess inventory positions. The semiconductor industry experienced average growth between 2% and 3% in 2007 as compared to 2006, but declined between 3% and 5% in 2008 as compared to 2007 due to the deterioration in the global economic condition and downturn in the semiconductor industry triggered by an unprecedented financial crisis. The semiconductor industry declined by approximately 11% in 2009, as the decline continued in the first half of 2009, and recovered to some extent in the second half of 2009. Market research data projects a growth in the semiconductor industry of approximately 10% to 13% in 2010. We anticipate the outsourced semiconductor assembly and test industry to grow at a faster rate than the semiconductor industry as a whole.
     In 2007, our net revenues grew by 2.1% to $1,651.6 million. The growth of our net revenues in 2007 was lower on a percentage basis than previous years because we were impacted by weak demand from certain large customers. In 2008, our net revenues grew by 0.4% to $1,658.2 million. The growth of our net revenues in 2008 was lower on a percentage basis than 2007 as we were impacted by the downturn in the global economy and the semiconductor markets that accelerated during the second half of 2008. In 2009, our net revenues declined by 20.0% to $1,325.7 million. The decline of our net revenues in 2009 was primarily due to lower demand for our services as a result of the global economic downturn. We continue to expect that the cyclicality of and state of the semiconductor industry will have a significant impact on our results of operations.
     Declining Prices. The semiconductor industry is characterized by price erosion which can have a material adverse effect on our revenues and gross margins, particularly when coupled with declining capacity utilization. Prices of our products at a given level of technology decline over the product life cycle, commanding a premium in the earlier stages and declining towards the end of the cycle. To maintain our profitability, we offset decreases in average selling prices by improving our capacity utilization rates and production efficiency, or by shifting to higher margin test and packaging services. In addition, we continue to develop and offer test and packaging services which command higher margins. We expect average selling prices to fluctuate depending on our product mix in any given period and such fluctuations in average selling prices to intensify if the current downturn in the semiconductor industry continues.
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
     Capacity Utilization. Increases or decreases in capacity utilization can have a significant effect on gross profit margins since the unit cost of test and packaging services generally decreases as fixed charges, such as depreciation expense, facility rental, utilities and facility operating costs, are allocated over a larger number of units tested and packaged. Although our capacity utilization maintained at the same level in 2007 as in 2006, our capacity utilization rates declined in 2008 primarily as a result of the decrease in demand for our packaging and test services resulting from the downturn in the semiconductor industry. The decline continued in the first half of 2009, although, in the second half of 2009, our capacity utilization improved. Market research data projects a growth in the semiconductor industry of approximately 10% to 13% in 2010. We expect the outsourced semiconductor assembly and test industry to grow at a faster rate than the semiconductor industry as a whole. We expect our capacity utilization to improve in 2010 given such outlook. Our ability to manage our gross profit margins will continue to depend in part on our ability to effectively manage our capacity utilization.
     Goodwill and Intangible Assets. As of December 27, 2009, we had goodwill and other intangible assets of approximately $551.1 million and $40.0 million, respectively.
     Goodwill is recorded when the cost of an acquisition exceeds the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. These tests are performed more frequently whenever circumstances indicate that the carrying value may not be recoverable. Impairment losses are recorded when the carrying amount of goodwill and intangible assets exceeds their respective implied fair values. We performed an impairment review at the end of 2004 and recorded an impairment charge of $453.0 million to our results of operations in 2004 on our goodwill associated with the acquisition of ChipPAC, with determination of fair value supplemented by independent appraisal.
     In 2007, 2008 and 2009, we completed our annual test for impairment and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired.
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
     In 2007, we recorded impairment charges of $1.7 million on the disposal of the packaging and test equipment related to discrete power packages to Mingxin. In 2008, we recorded equipment impairment charges of $21.1 million as a result of our Company’s ongoing assessment of property, plant and equipment for impairment. We did not record any equipment impairment charge in 2009.

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
     For a discussion of significant items in deferred tax asset and uncertain tax positions, see Note 13, Income Taxes, of our consolidated financial statements included in “Item 18. Financial Statements.”
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
     We performed an impairment review of the goodwill associated with the acquisition of ChipPAC, at the end of 2004, with the determination of fair value supplemented by independent appraisal and recorded an impairment charge of $453.0 million to our results of operations in 2004. In 2007, 2008 and 2009, we completed our annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.

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
Results of Operations
     The following table sets forth the composition of revenue by product group and test services as a percentage of net revenues:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Net revenues
Packaging — laminate	56.3%	56.5%	57.9%
Packaging — leaded	18.4	18.0	15.1
Test and other services	25.3	25.5	27.0

Total net revenues	100.0%	100.0%	100.0%

     The following table sets forth certain data as a percentage of net revenues for the periods indicated:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Net revenues	100.0%	100.0%	100.0%
Gross profit	19.5	16.5	15.7
Selling, general and administrative	6.8	7.1	7.2
Research and development	2.1	2.3	3.3
Restructuring charges	0.1	1.2	1.2
Equipment impairment	—	1.2	—
Accelerated share-based compensation	—	0.1	—
Tender offer expenses	0.7	—	—
Held for sale asset impairment	0.1	—	—
Operating income	9.7	4.6	4.0
Other income (expense), net	(1.9)	(1.6)	(3.0)
Income tax expense	(1.8)	(1.1)	(0.3)
Net income attributable to the noncontrolling interest	(0.3)	(0.3)	(0.1)
Net income attributable to STATS ChipPAC	5.7%	1.6%	0.6%
Year Ended December 27, 2009 Compared to Year Ended December 28, 2008
Net Revenues
     We derive revenues primarily from packaging and testing of laminate and leaded packages. Net revenues were $1,325.7 million in 2009, a decrease of 20.0% compared to $1,658.2 million in 2008. The decrease in net revenues in 2009 compared to 2008 was primarily due to lower demand for our services as a result of the global economic downturn.
     In 2009, unit volumes of our total packaging were 14.6% lower compared to 2008. Average selling prices declined by 14.8% in 2009 due to product mix changes and price decreases. These resulted in a decrease in our packaging revenues in 2009 by 21.7% to

$967.8 million, compared to $1,236.0 million in 2008. Revenues from test and other services in 2009 decreased 15.2% to $357.9 million, compared to $422.2 million in 2008.
     In 2009, revenue contribution from the communications market decreased 1.7% over 2008 to $663.8 million, and represented 50.1% of our revenues in 2009. Revenue contribution from consumer, multi-applications and other markets in 2009 increased 1.3% compared to 2008 to $437.5 million, and represented 33.0% of our revenues in 2009. Revenue contribution from the PC market in 2009 increased 0.3% to $224.4 million, over 2008, and represented 16.9% of our revenues in 2009. We expect to continue to depend on the communications, consumer and multi-applications, and PC markets for substantially all of our net revenues.
Gross Profit
     Gross profit in 2009 was $208.4 million, a decrease of $66.0 million compared to $274.4 million in 2008. Gross profit as a percentage of revenues was 15.7% in 2009, compared to 16.5% in 2008. In 2009, gross profit decreased primarily due to lower revenue, partially offset by a reduction in workforce, and mandatory facility shutdowns and vacations. Overall equipment utilization was approximately 52% in 2009 compared to 64% in 2008. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate and gold prices which affected our cost of materials.
Selling, General and Administrative
     Selling, general and administrative expenses were $95.5 million in 2009, a decrease of 19.3% compared to $118.3 million in 2008. The decrease in selling, general and administrative expenses in 2009 was primarily due to a reduction in workforce, longer mandatory shutdowns and vacations, and our continued cost reduction exercise. The selling, general and administrative expenses for 2009 included a charge for litigation settlement. As a percentage of revenues, selling, general and administrative expenses were 7.2% in 2009 compared to 7.1% in 2008.
Research and Development
     Research and development expenses were $43.4 million in 2009 compared to $37.8 million in 2008. The increase in research and development expenses in 2009 was primarily due to an increase in research and development activities in advanced packaging, partially offset by a reduction in workforce, and longer mandatory shutdowns and vacations. As a percentage of revenues, research and development expenses were 3.3% in 2009, compared to 2.3% in 2008.
Restructuring Charges
     In 2009, we recorded severance and related charges of $16.1 million in connection with our restructuring plan involving the reduction of approximately 620 employees, representing approximately 5% of our global workforce.
     In 2008, we recorded restructuring charges of $19.8 million in 2008. The restructuring charges in 2008 consisted of severance and related charges of $6.0 million in connection with our reduction of our workforce by 335 employees in the nine months ended September 28, 2008 and a further severance and related charges of $13.8 million in connection with our restructuring plan involving the reduction of approximately 1,600 employees, representing approximately 12% of our global workforce, which we announced in December 2008.
     We implemented the restructuring plan to reduce our operating costs in response to the severe operating environment during those periods and to realign our organization’s structure and efficiency.
Equipment Impairment
     In 2008, we recorded an impairment charge of $21.1 million as a result of our ongoing assessment of property, plant and equipment for impairment. The $21.1 million equipment impairment was taken because continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced anticipated future usage of such equipment. We did not record any equipment impairment charge in 2009.

Accelerated Share-based Compensation
     No accelerated share-based compensation expense was incurred in 2009. The STATS ChipPAC Ltd. Performance Share Plan compensation expense was terminated in 2008. As a result, we recorded $1.6 million of accelerated share-based compensation expense in 2008.
Net Interest Income (Expense)
     Net interest expense was $28.9 million in 2009, compared to $30.3 million in 2008. Interest income was $2.2 million in 2009, compared to $5.7 million in 2008. The decrease in interest income in 2009 was primarily due to lower interest rates in 2009 compared to 2008.
     Interest expense was $31.1 million in 2009, compared to $36.0 million in 2008. The decrease in interest expense was primarily due to our repurchase and redemption of our zero coupon Convertibles Notes due 2008, the conversion of $134.5 million aggregate principal amount of our 2.5% Convertible Subordinated Notes due 2008 into ordinary shares by Temasek, through its wholly-owned subsidiary, STSPL, in May 2008, the repayment of $30.0 million of our 6.0% promissory notes to LSI in October 2008 and 2009, and the repurchase of $2.0 million of our 6.75% Senior Notes due 2011 in March 2009. Total outstanding interest-bearing debt was $458.0 million and $473.5 million as of December 27, 2009 and December 29, 2008, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange loss was $6.5 million in 2009, compared to net foreign currency exchange gain of $5.2 million in 2008. These non-cash gains and losses were due primarily to the fluctuations during 2009 compared to 2008, respectively, between the exchange rate of the U.S. dollar and the South Korean Won, the Singapore dollar, the Malaysian Ringgit, the Chinese Renminbi and the Thai Baht.
Other Non-Operating Income (Expense), Net
     Net other non-operating expense was $2.0 million in 2009, compared to net other non-operating income of $0.03 million in 2008. The non-operating expense in 2009 was primarily due to the expenses related to our aborted capital reduction and debt financing in 2008.
Income Tax Expense
     Our consolidated income tax expense was $3.7 million in 2009, compared to $19.2 million in 2008, based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.
     The $3.7 million tax expense included tax benefit adjustments to the effective tax rate related to $0.4 million of liability for unrecognized tax benefits for uncertain tax positions for 2009, compared to tax expense adjustments of $8.6 million for 2008. The reduction in liability for unrecognized tax benefits for uncertain tax positions for 2009 includes a $3.1 million tax benefit following the completion and settlement of the South Korean NTS’ examination through a MAP in September 2009.
     We recognize interest and penalties related to the unrecognized tax benefit in income tax expense. As of December 27, 2009, we do not have any accrued interest and penalties.
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
Gross Profit
     Gross profit in 2008 was $274.4 million, a decrease of $46.9 million compared to $321.3 million in 2007. Gross profit as a percentage of net revenues was 16.5% in 2008, compared to 19.5% in 2007. In 2008, gross margin decreased primarily due to lower equipment utilization and higher material cost. Overall equipment utilization was approximately 64% in 2008 compared to approximately 75% in 2007. Gross profit in 2008 included share-based compensation expense of $0.9 million in 2008 compared to $4.8 million in 2007, which reduced the gross margin by 0.1% in 2008. We experienced higher cost in 2008 compared to 2007 as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, Chinese Renminbi and Malaysian Ringgit against the U.S. dollar, particularly in the nine months ended September 28, 2008.
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
Restructuring Charges
     We recorded restructuring charges of $19.8 million in 2008, compared to $1.0 million in 2007. The restructuring expenses in 2008 consisted of severance and related charges of $6.0 million in connection with our reduction of our workforce by 335 employees in the nine months ended September 28, 2008 and a further severance and related charges of $13.8 million in connection with our restructuring plan involving the reduction of approximately 1,600 employees, representing approximately 12% of our global workforce, which we announced in December 2008. We implemented the restructuring plan to aggressively reduce our operating costs in response to the severe operating environment. The workforce reduction was completed in the first quarter of 2009.
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
Quarterly Results
     The following table sets forth our unaudited results of operations, including as a percentage of net revenues, for the eight fiscal quarters ended December 27, 2009. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

	Fiscal Quarter Ended
	March 30,	June 29,	September 28,	December 28,	March 29,	June 28,	September 27,	December 27,
	2008	2008	2008	2008	2009	2009	2009	2009
	(In thousands)
Net revenues	$427,242	$434,142	$472,191	$324,613	$220,493	$320,690	$389,768	$394,734
Cost of revenues	(352,704)	(359,452)	(384,829)	(286,812)	(222,663)	(272,289)	(311,161)	(311,195)

Gross profit (loss)	74,538	74,690	87,362	37,801	(2,170)	48,401	78,607	83,539

Operating expenses:
Selling, general and administrative	31,466	28,616	29,296	28,959	20,607	23,506	26,714	24,689
Research and development	10,005	9,279	10,100	8,441	7,625	9,771	12,044	13,918
Restructuring charges	900	—	5,130	13,760	12,933	—	3,139	—
Equipment impairment	—	—	21,091	—	—	—	—	—
Accelerated share-based compensation	—	1,562	—	—	—	—	—	—

Total operating expenses	42,371	39,457	65,617	51,160	41,165	33,277	41,897	38,607

Operating income (loss)	32,167	35,233	21,745	(13,359)	(43,335)	15,124	36,710	44,932
Other income (expenses), net:
Interest income (expenses), net	(9,107)	(7,574)	(6,755)	(6,865)	(7,271)	(7,338)	(7,352)	(6,926)
Foreign currency exchange gain (loss)	3,208	2,053	(380)	366	2,019	(4,997)	(3,885)	394
Equity income (loss) from investment in equity investee	(136)	125	(392)	(1,034)	(980)	(278)	(84)	21
Other non-operating income (expenses), net	728	578	187	(1,466)	(2,401)	81	231	73

Total other expenses, net	(5,307)	(4,818)	(7,340)	(8,999)	(8,633)	(12,532)	(11,090)	(6,438)

Income (loss) before income taxes	26,860	30,415	14,405	(22,358)	(51,968)	2,592	25,620	38,494
Income tax benefit (expense)	(7,620)	(7,009)	(4,921)	378	(420)	(362)	315	(3,245)

Net income (loss)	19,240	23,406	9,484	(21,980)	(52,388)	2,230	25,935	35,249
Net (income) loss attributable to the noncontrolling interest	(1,387)	(1,290)	(1,602)	(169)	1,321	(7)	(873)	(1,414)

Net income (loss) attributable to STATS ChipPAC Ltd.	$17,853	$22,116	$7,882	$(22,149)	$(51,067)	$2,223	$25,062	$33,835

	Fiscal Quarter Ended
	(As a Percentage of Net Revenues)
	March 30,	June 29,	September 28,	December 28,	March 29,	June 28,	September 27,	December 27,
	2008	2008	2008	2008	2009	2009	2009	2009

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(82.6)	(82.8)	(81.5)	(88.4)	(101.0)	(84.9)	(79.8)	(78.8)

Gross profit (loss)	17.4	17.2	18.5	11.6	(1.0)	15.1	20.2	21.2

Operating expenses:
Selling, general and administrative	7.4	6.6	6.2	8.9	9.3	7.3	6.9	6.3
Research and development	2.3	2.1	2.1	2.6	3.5	3.1	3.1	3.5
Restructuring charges	0.2	—	1.1	4.2	5.9	—	0.8	—
Equipment impairment	—	—	4.5	—	—	—	—	—
Accelerated share-based compensation	—	0.4	—	—	—	—	—	—

Total operating expenses	9.9	9.1	13.9	15.7	18.7	10.4	10.8	9.8

Operating income (loss)	7.5	8.1	4.6	(4.1)	(19.7)	4.7	9.4	11.4
Other income (expenses), net:
Interest income (expenses), net	(2.1)	(1.7)	(1.4)	(2.1)	(3.3)	(2.3)	(1.9)	(1.8)
Foreign currency exchange gain (loss)	0.8	0.5	(0.1)	0.1	0.9	(1.5)	(1.0)	0.1
Equity income (loss) from investment in equity investee	(0.0)	0.0	(0.1)	(0.3)	(0.4)	(0.1)	0.0	0.0
Other non-operating income (expenses), net	0.2	0.1	0.0	(0.5)	(1.1)	0.0	0.1	0.0

Total other income (expenses), net	(1.1)	(1.1)	(1.6)	(2.8)	(3.9)	(3.9)	(2.8)	(1.7)

Income before income taxes	6.4	7.0	3.0	(6.9)	(23.6)	0.8	6.6	9.7
Income tax expense	(1.8)	(1.6)	(1.0)	0.1	(0.2)	(0.1)	0.1	(0.8)

Net income (loss)	4.6	5.4	2.0	(6.8)	(23.8)	0.7	6.7	8.9
Net (income) loss attributable to the noncontrolling interest	(0.3)	(0.3)	(0.3)	(0.1)	0.6	0.0	(0.2)	(0.4)

Net income (loss) attributable to STATS ChipPAC Ltd.	4.3%	5.1%	1.7%	(6.9)%	(23.2)%	0.7%	6.5%	8.5%

Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash and cash equivalents and marketable securities. As of December 27, 2009, we had cash, cash equivalents and marketable securities of $368.1 million. We also have available lines of credit and banking facilities consisting of loans, overdrafts, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $174.5 million, of which $91.5 million was utilized as of December 27, 2009. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our debt service repayment obligations for 2010 include our obligation to redeem the outstanding $150.0 million aggregate principal amount of our 7.5% senior notes due in July 2010. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities and service offerings. Depending on business conditions, we expect our capital expenditures to be approximately $200 million in 2010. We spent $159.2 million on capital expenditures in 2009, compared to $239.0 million in 2008. Our capital expenditure in 2009 was lower than 2008 due to lower demand for our services as a result of the global economic downturn.
     In September 2009, STATS ChipPAC Korea Ltd. obtained a short term loan facility from DBS Bank Ltd with a credit limit of $25.0 million. No drawdown has been made from this facility as of December 27, 2009.
     In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of $15.0 million. As of December 27, 2009, $6.0 million was outstanding.
     In March 2009, we repurchased $2.0 million aggregate principal amount of our $215.0 million 6.75% Senior Notes due 2011 for $1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. We have deposited the repurchased $2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, those senior notes have thereupon ceased to be outstanding or to accrue interest in our financial statements.
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
     In February 2009, we announced that we would not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting as given the economic environment, we were not able to obtain debt financing to fund the proposed cash distribution and the repayment of certain outstanding debt on terms and conditions acceptable to us.
     In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our working capital, including our cash and cash equivalents, and issued a promissory note bearing interest of 6.0% per annum for the balance $46.8 million purchase price, after taking into account a contractual net-off of $3.2 million of receivables from LSI. The promissory note is payable over four annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million commencing October 2, 2008. The first and second annual installment of $20.0 million and $10.0 million were paid to LSI in 2008 and 2009, respectively. As of December 27, 2009, the amount payable to LSI under the promissory note was $16.8 million.
     At the annual general meeting in April 2009, our shareholders approved the amendments to, and renewal of, our share purchase mandate, authorizing the repurchase of up to 55 million ordinary shares (2.5% of the issued ordinary shares in the capital of our Company as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held or the date which the approval is revoked or varied. As of December 27, 2009, we have not repurchased any shares. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance any repurchase of our ordinary shares. We do not intend to seek renewal of the shareholders’ mandate in our next annual general meeting to be held in April 2010.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations for 2010. Our debt service repayment obligations for 2010 include our obligation to redeem the outstanding $150.0 million aggregate principal amount of our 7.5% senior notes due in July 2010. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing. We may also from time to time seek to refinance our outstanding debt, or retire or purchase our outstanding debt through cash purchases and/or exchanges for securities, in the open market purchases, privately negotiated transactions or otherwise. From time to time, we may make acquisitions of, or investments in, other companies and businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Such additional financing, refinancing, repurchases, exchanges, acquisitions or investments, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
     Under the global market conditions as discussed above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If the current market conditions persist or further deteriorate, there can be no assurance that demand for our services will not be adversely affected, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions generally or the semiconductor industry or otherwise, or our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, or the expansion of our business or otherwise, we may have to seek additional financing. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.
Total Borrowings
     As of December 27, 2009, our total debt outstanding consisted of $458.0 million of borrowings, which included $150.0 million of our 7.5% Senior Notes due 2010, $213.0 million of our 6.75% Senior Notes due 2011, and other long-term and short-term borrowings.
     In September 2009, STATS ChipPAC Korea Ltd. obtained a $25.0 million short term loan facility with DBS Bank Ltd. No draw down has been made from this facility as of December 27, 2009.
     In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of $15.0 million. As of December 27, 2009, $6.0 million of loan under this credit facility was outstanding over two loan tranches of $3.0 million each. The principal of the two loan tranches of $3.0 million each is payable at maturity in June 2010. Interest on the two loan tranches of $3.0 million each is payable on a quarterly basis. These two tranches bear interest at the rate of 3.4% per annum and 2.5% per annum, respectively.
     In March 2009, we repurchased $2.0 million aggregate principal amount of our 6.75% Senior Notes due 2011 for $1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. As a result, we recognized a gain on repurchase of senior notes of $0.3 million in the first quarter of 2009.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of our outstanding $134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares of the Company.
     In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal of our zero coupon Convertible Notes for $14.7 million (including accrued yield-to-maturity interest) and $2.9 million (including accrued yield-to-maturity interest), respectively. We financed the repurchases with our cash and cash equivalents. In September 2008, we redeemed the remaining $3.7 million principal amount, representing 3.2% of the original principal amount, of our zero coupon Convertible Notes. We paid an aggregate consideration of $4.5 million (including accrued yield-to-maturity interest) and financed the redemption with cash in hand.
     In October 2007, we issued a promissory note carrying interest, payable annually, of 6.0% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3.2 million amounted to $16.8 million as of December 27, 2009. The promissory note is payable in annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first and second annual installment of $20.0 million and $10.0 million, were paid to LSI in 2008 and 2009, respectively. As of December 27, 2009, the amount payable to LSI under the promissory note was $16.8 million.
     STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank with a credit limit of $25.0 million. In 2006, STATS ChipPAC Korea Ltd. borrowed $12.0 million under this facility to finance its purchase of a building and land in South Korea. In 2007, STATS ChipPAC Korea Ltd. borrowed an additional $3.6 million under this facility. The limit under these lines of credit was decreased to $6.6 million in February 2009. Interest was payable on a monthly basis. The principal on the $12.0 million loan was repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3.6 million loan was repayable at maturity in June 2009. In June 2009, STATS ChipPAC Korea Ltd. rolled forward the remaining principal amount outstanding under the $12.0 million loan and the $3.6 million loan, aggregating $5.1 million, as a loan under one facility with a credit limit of $5.1 million. The interest on this $5.1 million line of credit was payable on a monthly basis. The principal was repayable at maturity in June 2010 but STATS ChipPAC Korea Ltd. fully prepaid the loan in September 2009 and the facility was terminated.
     STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately $112.4 million based on exchange rate as of February 1, 2010) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan draw downs must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility ceased to be available for further drawdown. As of December 27, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $21.9 million based on exchange rate as of February 1, 2010) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately $18.7 million based on exchange rate as of February 1, 2010) loan with new credit facilities of NT$873.0 million (approximately $27.3 million as of February 1, 2010) obtained from various bank and financial institutions. As of December 27, 2009, $19.3 million of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.73% to 1.96% per annum and maturities ranging from May 2011 to May 2012. As of December 27, 2009, $4.6 million of loan under these credit facilities were classified as short-term liabilities due to the expectation of early repayment of certain of these credit facilities.
     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately $9.4 million as of February 1, 2010) credit facility from Mega Bank of which $2.9 million borrowings was outstanding as of December 27, 2009. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012. This loan is secured by a pledge of land and building with a combined net book value of $6.4 million as of December 27, 2009.
     We have a line of credit from Bank of America with a credit limit of $50.0 million, of which $50.0 million was outstanding as of December 27, 2009 over two loan tranches of $25.0 million each. The principal of and interest on the two loan tranches of $25.0 million each are payable at maturity in February 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 2.25% per annum and 1.83% per annum, respectively. We have the option to roll-forward the principal at maturity for a period of one, two, three, or six months. We rolled forward the loan tranche due to mature in February 2010 for a period of two months.
     At December 27, 2009, we had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of $36.4 million with financial institutions.
Off-Balance Sheet Arrangements
     We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, and purchase obligations. Our total off-balance sheet obligations were approximately $235.7 million as of December 27, 2009.
Contractual Obligations
     Our total commitments on our loans, operating leases, other obligations and other agreements as of December 27, 2009 were as follows. We had no capital lease obligations as of December 27, 2009.

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands)
On balance sheet commitments:
7.5% senior notes due 2010 (1)	$150,000	$—	$—	$—	$150,000
6.75% senior notes due 2011 (1)	—	213,000	—	—	213,000
6% promissory note (1)	10,000	6,800	—	—	16,800
Long-term loans (1)	8,786	13,381	—	—	22,167
Short-term loans (1)	56,000	—	—	—	56,000
Retirement benefits	521	1,346	1,678	6,126	9,671
Other non-current liabilities (2)	—	—	—	—	—

Total on balance sheet commitments	$225,307	$234,527	$1,678	$6,126	$467,638

Off-balance sheet commitments:
Operating leases	$17,006	$20,125	$14,329	$18,591	$70,051
Royalty/licensing agreements	9,429	18,314	17,464	157	45,364
Purchase obligations:
— Capital commitments	78,876	—	—	—	78,876
— Inventory purchase commitments	41,433	—	—	—	41,433

Total off-balance sheet commitments	$146,744	$38,439	$31,793	$18,748	$235,724

Total commitments	$372,051	$272,966	$33,471	$24,874	$703,362

Notes:

(1)	Our senior notes, promissory note payable, short-term and long-term loans agreements contain provisions for the payment of interest either on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, and 1-3 years amount to $27.4 million and $15.1 million, respectively.

(2)	Our other non-current liabilities as of December 27, 2009 were $59.3 million, including $9.2 million related to retirement and severance benefits for our employees in Malaysia and Thailand. Also included in the other non-current liabilities is $2.0 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.
Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims and litigations may include allegations of infringement of intellectual property rights of others, as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
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
     In May 2007, at Tessera’s request, the ITC instituted the First ITC Investigation of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted the Texas Action against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, the ITC issued a limited exclusion order in May 2009 preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The respondents in the First ITC Investigation appealed to the U.S. Court of Appeals for the Federal Circuit and the appeal is pending. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.
     In May 2008, the ITC instituted the Second ITC Investigation of our Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera sought an order to prevent the Respondents from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera sought a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleged infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. In August 2009, the ITC issued a final determination terminating the Second ITC Investigation.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation, the total costs of resolving the California Litigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. It is also not possible to predict the outcome of the PTO proceedings or their impact on the California Litigation or the First ITC Investigation.
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
     On April 24, 2009, Freescale, a customer of our Company, notified us that, on April 21, 2009, it filed a complaint against our Company in the United States District Court for the Western District of Texas, claiming damages of approximately $7 million plus an unspecified amount of consequential damages, attorneys’ fees and costs in connection with an alleged breach of contract and other claims arising out of an alleged manufacturing defect in parts packaged for Freescale by our Company. Freescale demanded mediation of the claims, as required by its underlying contract with our Company.
     On August 7, 2009, we filed an answer to Freescale’s complaint as well as a counterclaim for various breaches of contract, claiming damages in excess of $1.56 million, in the United States District Court for the Western District of Texas. The parties reached an amicable settlement of the aforementioned claim by Freescale and our Company’s counterclaim in the third quarter of 2009. The associated legal settlement costs have been fully reserved and reflected in our financial statements for 2009.
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
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately KRW16.0 billion ($13.7 million based on the exchange rate as of February 1, 2010) was made by the NTS relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. ChipPAC appealed the assessment through the NTS’s MAP. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of KRW2.7 billion ($2.3 million based on the exchange rate as of February 1, 2010) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. In June 2007, the NTS extended the MAP. In the event that we were not successful with the appeal, the maximum amount that would have been payable under the tax assessments issued in 2002 and 2004 including potential interest and local surtax as of December 27, 2009 was estimated to be 37.4 billion South Korean Won (approximately $32.1 million based on the exchange rate as of February 1, 2010).
     On July 7, 2009, the NTS issued a notice on the termination of the MAP. Consequently, a revised tax assessment was issued to our subsidiary in South Korea for KRW 10.6 billion (approximately $9.1 million based on the exchange rate as of February 1, 2010). This revised tax assessment replaced the prior tax assessments issued in 2002 and 2004. The tax liability amounts from the revised tax assessment have been fully reserved as liability from uncertain tax positions in our financial statements. In the third quarter of 2009, we reduced our accrued liability related to the uncertain tax positions by $3.1 million following the termination of the MAP. We paid the tax liability amounts from the revised tax assessment between August and September 2009. The two corporate guarantees in the aggregate of KRW 18.7 billion (approximately $16.0 million based on the exchange rate as of February 1, 2010) previously provided by ChipPAC to the NTS were released in September 2009.
Cash Flows From Operating Activities
     In 2009, cash provided by operations was $174.9 million compared to $419.5 million in 2008. Cash provided by operations is calculated by adjusting our net (loss) income by non-cash related items such as depreciation and amortization, amortization of debt issuance cost, equipment impairment charges, loss or gain from sale of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, net income attributable to noncontrolling interest, share of equity income and by changes in assets and liabilities. In 2009, non-cash related items included $268.3 million related to depreciation and amortization (including amortization of capitalized debt issuance costs), $1.7 million from deferred taxes, $1.3 million equity loss from equity investment, $1.2 million losses from the sale of equipment, $0.3 million gains from repurchase of senior notes, $1.0 million from foreign currency exchange losses, $1.0 million from net gain attributable to the noncontrolling interest of one of our subsidiaries, and $0.5 million related to share-based compensation expense.
     Working capital uses of cash in 2009 included increases in accounts receivables, inventories and other receivables, prepaid expenses and other assets and decreases in accounts payable, accrued operating expense and other payables and amount due to affiliates. Working capital source of cash in 2009 included a decrease in the amount due from affiliates. Accounts receivables as of December 27, 2009 were higher compared to December 28, 2008 due to higher revenue. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 28, 2008 primarily due to the timing of our purchases.
     In 2008, cash provided by operations was $419.5 million compared to $411.5 million in 2007. Cash provided by operations is calculated by adjusting our net income by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, amortization of debt issuance cost, equipment impairment charges, loss or gain from sale of assets, impairment of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, minority interest, share of equity income and by changes in assets and liabilities. In 2008, non-cash related items included $286.4 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $21.1 million of equipment impairment charges, $5.5 million from deferred taxes, $4.4 million from the non-controlling interest in income of one of our subsidiaries, $3.6 million related to share-based compensation expense, $1.6 million from foreign currency exchange gains, $1.4 million equity loss from equity investment, $1.1 million loss from the sale of equipment and $0.1 million from the accretion of discount on certain of our convertible notes.
     Working capital uses of cash in 2008 included decreases in accounts payables, accrued operating expense and other payables, and amount due to affiliates and increases in amount due from affiliates, and other receivables, prepaid expenses and other assets. Working capital source of cash in 2008 included decreases in accounts receivable and inventories. Inventories as of December 28, 2008 were lower as compared to December 30, 2007. Accounts receivables were lower compared to December 30, 2007 mainly due to faster collections. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 30, 2007 primarily due to timing of our purchases.
Cash Flows From Investing Activities
     In 2009, cash used in investing activities was $164.5 million compared to $283.7 million, in 2008. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases of $140.8 million, in 2009 compared to $278.9 million in 2008. Our capital expenditure in 2009 was lower than 2008 due to lower demand for services as a result of the global economic downturn. In 2009, we received $0.6 million, compared to $19.1 million in 2008, of proceeds from sale of assets held for sale. In 2009, we invested $5.0 million, compared to $12.9 million in 2008, in the acquisition of software, licenses and other intangible assets. In 2009, we purchased marketable securities of $67.6 million, compared to $93.1 million in 2008. In 2009, we received proceeds from the sale and maturity of our marketable securities of $47.4 million compared to $79.9 million in 2008.
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
Cash Flows From Financing Activities
     In 2009, cash used in financing activities was $17.5 million, compared to $53.5 million in 2008. In 2009, $29.8 million of borrowings were made and $43.7 million of our debt and borrowings were repaid. In 2008, $4.7 million of borrowings were made and $38.9 million of our debt and borrowings were repaid. In 2009, we repurchased $2.0 million aggregate principal amount of our $215.0 million 6.75% Senior Notes due 2011 (excluding interest) at an aggregate consideration of $1.7 million. In 2009, we did not issue any new ordinary shares through our share plans compared to $6.2 million in 2008.

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
Special Tax Status
     In February 2008, the Singapore Economic Development Board (“EDB”) offered us a new five-year tax incentive for our Singapore operations commencing July 1, 2007 whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 17% (18% prior to 2009), subject to the fulfillment of certain continuing conditions.
Derivative Financial Instruments
     We are exposed to fluctuations in currency exchange rates and interest rates. From time to time, we may employ derivative instruments such as forward foreign currency swaps, foreign forward contracts and options and interest rate swaps to mitigate the financial risks associated with certain anticipated cash flows, assets and liabilities.
     In 2008 and 2009, we entered into foreign currency forward contracts to protect us from fluctuations in exchange rates. As of December 28, 2008 and December 27, 2009, we had a series of foreign currency forward contracts with a total contract value of approximately $59.5 million and $121.6 million, respectively, of which all qualify as cash flow hedge accounting. The duration of these instruments are generally less than 12 months. As of December 27, 2009, we had realized and unrealized losses of $5.6 million and $2.2 million, respectively, on our foreign currency forward contracts qualifying as cash flow hedges. In 2009, we have included in earnings, loss on hedging instruments of $0.4 million due to unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
Foreign Currency Risk
     A portion of our costs is denominated in various foreign currencies, including the Singapore dollar, the South Korean Won, the Chinese Renminbi, the Malaysian Ringgit, Thai Baht, the New Taiwan dollar and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.
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
Research and Development
     See “Item 4. Information on the Company — B. Business Overview — Research and Development.”
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) (ASC No. 820), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 157 for financial assets and financial liabilities in 2008 and our adoption did not have a material impact on our consolidated financial position and results of operations. In February 2008, the FASB issued Staff Position No. 157-2 (“FSP 157-2”), which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. We adopted FSP 157-2 at the beginning of the first quarter of 2009. Our adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are not measured and recorded at fair value on a recurring basis did not have a significant impact on our consolidated financial position and results of operations. In October 2008, the FASB issued Staff Position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. Our adoption of FSP 157-3 did not have an effect on our consolidated financial position and results of operations. See Note 24, Fair Value of Financial Instruments, of our consolidated financial statements included in “Item 18. Financial Statements” for fair value information of our financial assets and liabilities.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”) (ASC No. 805), which replaces SFAS No. 141, “Business Combinations” (“SFAS141”). SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. We adopted SFAS 141(R) at the beginning of the first quarter of 2009 and the adoption did not have a material impact on our financial statements; however, since we have acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. See Note 13, Income Taxes, of our consolidated financial statements included in “Item 18. Financial Statements” for information on deferred tax valuation allowances.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”) (ASC No. 810). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. Our adoption of SFAS 160 at the beginning of the first quarter of 2009 did not have a significant impact on our consolidated financial position and results of operations.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”) (ASC No. 815), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Our adoption of SFAS 161 at the beginning of the first quarter of 2009 did not have a material impact on our consolidated financial statements.

     In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the “Codification”) will become the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. We applied the Codification beginning in the third quarter of 2009.
     In August 2009, the FASB issued Accounting Standard Update No. 2009-05 (“FASB ASU 2009-05”) “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. FASB ASU 2009-05 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that used: (a) the quoted price of the identical liability when traded as an asset; and/or (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and/or (2) another valuation technique that is consistent with the principles of Topic 820. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Our adoption of FASB ASU 2009-05 in the third quarter of 2009 did not have a material impact on our consolidated financial position and results of operations. See Note 24, Fair Value of Financial Instruments, of our consolidated financial statements included in “Item 18. Financial Statements” for fair value information of our financial assets and liabilities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth the name, age (as of February 1, 2010) and position of each director and member of senior management. The business address of our directors and senior management is our registered office in Singapore.

Name	Age	Position
Board of Directors
Charles R. Wofford(1)(2)(3)(4)	76	Chairman of our Board of Directors
Tan Lay Koon	51	Director, President and Chief Executive Officer
Peter Seah Lim Huat(5)(6)	63	Director
R. Douglas Norby(1)(5)(7)	74	Director
Teng Cheong Kwee(1)(6)(8)(9)	56	Director
Tokumasa Yasui(1)(9)	65	Director
Rohit Sipahimalani (8)(10)	43	Director

Senior Management
Wan Choong Hoe	56	Executive Vice President, Chief Operating Officer
Han Byung Joon	50	Executive Vice President, Chief Technology Officer
Hal Lasky	47	Executive Vice President, Chief Sales Officer
John Lau Tai Chong	50	Senior Vice President, Chief Financial Officer
Janet T. Taylor	52	Senior Vice President, General Counsel

Notes:

(1)	Determined by our Board of Directors to be independent for the purposes of the Singapore Code of Corporate Governance 2005.

(2)	Chairman of the Executive Committee.

(3)	Chairman of the Executive Resource and Compensation Committee.

(4)	Chairman of the Nominating and Corporate Governance Committee.

(5)	Member of the Executive Resource and Compensation Committee.

(6)	Member of the Nominating and Corporate Governance Committee.

(7)	Chairman of the Audit Committee.

(8)	Member of the Executive Committee.

(9)	Member of the Audit Committee.

(10)	Appointed as a director on April 27, 2009.
     Our Board of Directors held four meetings in person in 2009. The average attendance by directors at Board of Directors meetings they were scheduled to attend was 100%.
     There are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. There are no familial relationships among any of our directors, senior management or substantial shareholders. In January 2005, Mr. Peter Seah Lim Huat became a member of the Temasek advisory panel. Mr. Phoon Siew Heng, who served on our board from August 2007 to April 2009, was appointed Senior Managing Director, Strategy, of Temasek in November 2008. While employed by Temasek, director’s fees paid by us with regard to Mr. Phoon’s service on our board were paid directly to Temasek.
     Mr. Rohit Sipahimalani was appointed Managing Director, Investment at Temasek in November 2008. While employed by Temasek, director’s fees paid by us with regard to Mr. Sipahimalani’s service on our board are paid directly to Temasek.
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
Tan Lay Koon
     Mr. Tan Lay Koon has been our President and Chief Executive Officer and a member of our Board of Directors since June 2002. Mr. Tan joined us in May 2000 as our Chief Financial Officer and in August 2004, he led the formation of STATS ChipPAC with the acquisition of ChipPAC, Inc. and became our founding President and Chief Executive Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various senior positions in government and financial institutions in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.
Peter Seah Lim Huat
     Mr. Peter Seah Lim Huat has been a member of our Board of Directors since July 2002. He has also been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of Singapore Technologies Pte. Ltd. and a member of its board of directors. He was a banker for 33 years before retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of SembCorp Industries

Ltd and Singapore Technologies Engineering Ltd and sits on the boards of several other companies, including CapitaLand Limited, StarHub Ltd, DBS Bank Ltd and DBS Group Holdings Ltd. His other appointments include serving as Chairman of the Singapore Health Services Pte Ltd, and board member of S. Rajaratnam School of International Studies and Defence Science and Technology Agency. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.
R. Douglas Norby
     Mr. R. Douglas Norby has been a member of our Board of Directors since August 2004. Mr. Norby was a member of the board of directors of ChipPAC, Inc. prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of Alexion Pharmaceuticals, Inc., Neterion, Inc., Nexx Systems, Inc. and Invensense, Inc., and serves as the Chairman of each of such companies’ audit committee. Mr. Norby also serves as a board advisor to Nanosolar, Inc., a private company. He received his Bachelor of Arts in Economics from Harvard University and Master of Business Administration from Harvard Business School.
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
Rohit Sipahimalani
     Mr. Rohit Sipahimalani has been a member of our Board of Directors since April 2009. He is currently a Managing Director, Investment at Temasek. Prior to joining Temasek in 2008, Mr. Sipahimalani was with Morgan Stanley for over 11 years, most recently serving as Managing Director, Head of South East Asia, Investment Banking. Mr. Sipahimalani joined Morgan Stanley in 1997 after spending three years with McKinsey & Co. Inc., where he was an Engagement Manager in their Mumbai office. Prior to that, he was at Citibank N.A. from 1989 to 1994. He received his Bachelor of Arts (Honors) in Economics from St. Stephen’s College, Delhi University and Masters of Business Administration from Indian Institute of Management, Ahmedabad, in India.
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

B. Compensation
Compensation of Directors and Senior Management
     The following table sets forth the aggregate amount of compensation, including bonus paid or proposed to be paid, for all of our non-executive directors with respect to services rendered in 2009.

	Non-executive
	Directors (1)		Total (2)
Charles R. Wofford	$130,000		$130,000
Peter Seah Lim Huat	44,000		44,000
R. Douglas Norby	67,000		67,000
Teng Cheong Kwee	55,000		55,000
Tokumasa Yasui	57,000		57,000
Phoon Siew Heng	13,670	(3)	13,670	(3)
Rohit Sipahimalani	29,330	(4)	29,330	(4)

Total	$396,000		$396,000

Notes:

(1)	We have sought advance approval, at our annual general meeting in April 2009, for the payment of directors’ fees of approximately $473,000 for 2009.

(2)	Does not include:
•	$7,714 paid to Mr. Wofford for the settlement of restricted share units that vested in 2009;

•	$5,786 paid to Mr. Seah for the settlement of restricted share units that vested in 2009;or

•	$5,786 paid to Mr. Norby for the settlement of restricted share units that vested in 2009

For more information on share options and restricted share units granted to our directors and senior management, see “— E. Share Ownership for Directors and Senior Management.”

(3)	Resigned as a director on April 27, 2009.

(4)	Appointed as a director on April 27, 2009. As Mr. Sipahimalani is employed by Temasek, his director’s fees are paid to Temasek.
The following tables set forth the aggregate annual compensation, categorized in bands of S$250,000, accruing and paid to our executive director, President and Chief Executive Officer and each of the top five key senior executive officers (who are not directors of our Company) for services rendered in 2009 and a breakdown in percentage terms of the fixed and variable components of such compensation. This presentation is consistent with the disclosure of compensation of senior executive officers required by the listing manual of the SGX-ST.

Number of Executive Directors and Key Executives
Remuneration Bands	in Remuneration Bands

S$2,500,000 to S$2,749,999	1
S$2,250,000 to S$2,499,999	—
S$1,000,000 to S$1,249,999	2
S$750,000 to S$999,999	1
S$500,000 to S$749,999	2
S$250,000 to S$499,999	—
Below S$250,000	—

	Fixed(%)(1)	Variable(%)(2)	Total
CEO and Executive Director
Tan Lay Koon	37%	63%	100%

Key Executives
Han Byung Joon	60	40	100
Wan Choong Hoe	59	41	100
Hal Lasky	68	32	100
John Lau Tai Chong	70	30	100
Janet T. Taylor	77%	23%	100%

Notes:

(1)	Fixed refers to base salary, annual wage supplement and fixed allowances (including any club membership, transportation and car allowances) earned for the year ended December 27, 2009. It excludes benefits such as leave and medical insurance schemes.

(2)	Variable refers to incentives paid and accrued for the year pursuant to our Company’s short term incentive plan (“STI”) and economic value added (“EVA”) scheme for the year ended December 27, 2009. STI is a scheme used to determine the annual performance bonuses payable to all employees of our Company. Under the EVA scheme, a notional EVA bank account will be set up for each key executives into which the annual EVA performance bonus earned by him each year is credited. One third of the total amount in his EVA bank account is payable annually at a later date in the following financial year, and the remaining balance in his EVA bank account will be payable to him upon his resignation or termination of employment (other than for cause) subject to certain condition being met. There have been no additional amounts allocated to the notional EVA bank accounts since 2006. It excludes share based compensation.
     We currently have seven directors on our Board. Our executive director does not receive any director’s fees. Our non-executive directors are paid directors’ fees except that for the directors employed by Temasek, their directors’ fees are paid to Temasek. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of our Board of Directors and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2009 had been approved by our shareholders at our annual general meeting in April 2009. We intend to seek advance approval, at our annual general meeting to be held in April 2010, for the payment of directors’ fees of approximately $467,000 for 2010.
     We provided to our directors and officers customary directors’ and officers’ liability insurance coverage in 2009. During 2009, none of the directors’ immediate family members were employees of our Company whose remuneration exceeded S$150,000 per annum.
     At our last annual general meeting of shareholders held in April 2009, we obtained shareholders’ approval for the renewal of the share repurchase program within specified mandates relating to maximum repurchase price, volume, timing and manner of repurchases. We intend to effect any such repurchases in compliance with Rule 10b-18 under the Exchange Act. The share repurchase program, among other things, allows us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) for our employee share plans. We do not intend to seek shareholders’ approval for the renewal of the share repurchase program at our annual general meeting to be held in April 2010.
     Our overall compensation scheme continues to include a short-term (annual) cash incentive plan to reward our senior executives and other eligible employees for their performance and contributions. The short-term incentive plan is funded by a pool of monies that we set aside based on a predetermined aggregate percentage of payroll. Payment in 2010 with respect to services rendered in 2009 is dependant on the participant’s level of achievement measured against corporate financial targets, as well as plant and functional goals. Each participant has a bonus target measured as a percentage of base salary.
     In April 2009, our Company implemented a long-term equity grant plan for non-executive directors which was approved by the shareholders at our last annual general meeting. Under this plan, ordinary shares or cash may be awarded depending on our Company’s performance measured against specific targets over a period of time. See “— E. Share Ownership for Directors and Senior Management — STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors.”

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
     The amount of the group incentive EVA pool is derived from the annual wage increments of the participants and a sharing of the positive EVA and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool is based on the collective achievement of the corporate goals, achievement of individual performance targets and individual scoring on corporate values. Each eligible senior executive has his or her own notional EVA bank account. The bonus earned each year is added to his or her notional EVA bank account, and payment is made only when there was a positive EVA bank balance in the notional EVA bank account. Payments were made under this plan in 2006, 2007, 2008 and 2009. Payments may continue to be made under this incentive plan but there have been no additional amounts allocated to the notional EVA bank accounts since 2006.
Pension, Retirement or Similar Benefits
     We do not provide any post-retirement benefits other than those pursuant to the plans required or permitted by local regulations and described below.
     Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for 2007, 2008 and 2009 was approximately $10.7 million, $8.2 million and $3.0 million, respectively. In accordance with the National Pension Act of South Korea, a certain portion of these severance benefits are deposited with the Korean National Pension Fund.
     Additionally, under the National Pension Act of South Korea, STATS ChipPAC Korea Ltd. is required to contribute a certain percentage for pension based on each employee’s salary to the Korean National Pension Fund. The expense for the pension benefits in 2007, 2008 and 2009 was approximately $3.3 million, $3.3 million and $2.1 million, respectively.
     Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens or Singapore permanent residents. The aggregate expenses under this plan were approximately $6.1 million, $6.9 million and $5.9 million in 2007, 2008 and 2009, respectively.
     Under Chinese law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our employees in China. In 2007, 2008 and 2009, the aggregate expenses under this plan were approximately $3.1 million, $3.4 million and $3.3 million, respectively.
     Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees in Malaysia except for contract and foreign workers. STATS ChipPAC Malaysia Sdn. Bhd.’s total expenses under this plan in 2007, 2008 and 2009 were approximately $2.2 million, $2.2 million and $1.3 million, respectively. Each employee with more than 20 years of service with STATS ChipPAC Malaysia Sdn Bhd is entitled to a single sum payment of $3,012 upon his or her mandatory retirement from his or her employment at age 55 years. We paid approximately $84,500, $88,400 and $20,110 for such retirement payments in 2007, 2008 and 2009, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
     Under Thai law, we make monthly contributions based on the statutory funding requirement into the Employee Provident Fund for substantially all of our employees in Thailand. The aggregate expenses under this plan were approximately $153,000 in the period from October 2, 2007 (when we acquired LSI’s assembly and test operations in Thailand) to December 31, 2007, $632,000 in 2008 and $567,000 in 2009.
     Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited based on their length of service and latest salary at the time of retirement or involuntary termination. The expense for severance benefits in 2007, 2008 and 2009 was approximately $1.4 million, $0.7 million and $0.5 million, respectively.

     ChipPAC and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where our Company matches 50% of employee contributions up to 6% of eligible employee compensation. Our matching contributions under the 401(k) plan were approximately $470,000, $471,000 and $261,000 in 2007, 2008 and 2009, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of $2,000 and $28 per person and are accrued on a monthly basis. Returns on the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan. Our Company’s matching contribution to the 401(k) savings plan was suspended in May 2009.
     Under Taiwanese law, STATS ChipPAC Taiwan Semiconductor Corporation and STATS ChipPAC Taiwan Co., Ltd. are required to make monthly contributions based on the statutory funding requirement for substantially all of the employees in Taiwan into the employee’s individual pension account overseen by the Bureau of Labor Insurance. In 2007, 2008 and 2009, the aggregate expenses under this plan for STATS ChipPAC Taiwan Semiconductor Corporation were approximately $334,000, $315,000 and $222,000, respectively, and for STATS ChipPAC Taiwan Co., Ltd. were approximately $141,000, $174,000 and $212,000, respectively.
     STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 27, 2009, there was no shortfall in the plan’s assets. Total pension plan expenses in 2007 and 2008 were approximately $7,000 and $19,000, respectively. There were no pension plan expenses in 2009.
C. Board Practices
Board of Directors
     Our Articles of Association set the minimum number of directors at two. We currently have seven directors. A number of our directors are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but is generally equal to (but not less than) one-third of our Board of Directors, with the directors who have been in office longest since their last re-election or appointment standing for re-election. Our Articles of Association also provide that the Board of Directors has the power to appoint any person to be a director to fill a casual vacancy or as an additional director. These persons may only be directors until the next annual general meeting of shareholders but are eligible for re-election. Mr. Tan Lay Koon and Mr. Peter Seah Lim Huat are due for retirement by rotation at the next annual general meeting of shareholders to be held in April 2010 but are eligible for re-election. We intend to seek shareholders’ approval for their re-election at the annual general meeting in April 2010.
     Under the Companies Act, Chapter 50 of Singapore (“Companies Act”), the term of any director expires on the date of the annual general meeting of shareholders immediately following the date on which that director turns 70 years of age, although he or she is thereafter eligible for re-appointment. Directors who are aged 70 or older are eligible for re-appointment upon the approval of our shareholders by way of an ordinary resolution passed at an annual general meeting and, if re-appointed, will hold office until the next annual general meeting of the shareholders. Accordingly, the appointments of Mr. Charles R. Wofford and Mr. R. Douglas Norby will expire, and we intend to seek shareholders’ approval for their re-appointment, at the next annual general meeting of shareholders to be held in April 2010.
     As of February 1, 2010, Temasek, through its wholly-owned subsidiary STSPL, beneficially owned approximately 83.8% of our outstanding ordinary shares. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek is able to exercise control over matters requiring the approval of our shareholders. The actions of Temasek and STSPL, particularly through the election of directors and subsequent selection of management by those directors, can affect our strategic decisions, our legal and capital structure and our day-to-day operations.

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
     The Audit Committee currently consists of three members, all of whom are non-executive directors and determined by our Board of Directors to be independent under Rule 10A-3 under the Exchange Act and for purposes of the Singapore Code of Corporate Governance 2005. The current members of the Audit Committee are Mr. R. Douglas Norby (Chairman), Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui.
     The Audit Committee serves as an independent and objective party to review the integrity and reliability of the financial information presented by management to shareholders, regulators and the general public. It oversees the establishment, documentation, maintenance and periodic evaluation of the system of our internal controls and is responsible for the appointment, compensation, independence, retention, termination and oversight of the work of our external auditors. The Audit Committee also reviews and evaluates the performance and policies of our internal audit function and the external auditors. Under Singapore law, only board members of a company may serve on its Audit Committee.
     All new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) and certain transactions that constitute interested party transactions (as defined in the listing manual of the SGX-ST) under our Interested Party Transaction Policy require approval by the Audit Committee.
     The Audit Committee held six meetings in 2009.
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
     The Executive Resource and Compensation Committee is comprised entirely of non-executive directors, the majority of whom, including the Chairman, have been determined by our Board of Directors to be independent directors under the Singapore Code of Corporate Governance 2005. Our Board of Directors has determined that Mr. Charles R. Wofford and Mr. R. Douglas Norby are independent directors under the Singapore Code of Corporate Governance 2005.
     The Executive Resource and Compensation Committee has the power to review, vary (if necessary) and approve the entire specific remuneration framework and specific packages for the key management executives of our Company that are at the job level of Executive Vice President and Senior Vice President and who report directly to the Chief Executive Officer as well as the plant managing directors (“Senior Management Executives”).
     The Executive Resource and Compensation Committee may delegate to the Chief Executive Officer the power to approve awards under the equity based plans to employees at the job level of Senior Vice President and below who do not report directly to the Chief Executive Officer.

     Specifically, the duties and responsibilities of the Executive Resource and Compensation Committee include the following:
•	consider, review, vary and approve our Company’s policy for determining executive remuneration including the remuneration policy with regard to Senior Management Executives;

•	consider, review, vary (if necessary) and approve the entire specific remuneration framework and specific packages for each Senior Management Executive;

•	review and make recommendations to the Board of Directors the design of any option plans, stock plans and other equity-based plans;

•	review and make recommendations to the Board of Directors with regard to each award to the non-executive directors, the Chief Executive Officer and any other executive director and Senior Management Executives under each equity based plan;

•	review and make recommendations to the Board of Directors with regard to each award as well as the total proposed awards under each equity based plan in accordance with the rules governing each such plan; and

•	approve the remuneration framework for the Chief Executive Officer and our non-executive directors (including but not limited to directors’ fees).
     The Executive Resource and Compensation Committee held five meetings in 2009.
Executive Committee
     The Executive Committee currently consists of Mr. Charles R. Wofford (Chairman), Mr. Teng Cheong Kwee and Mr. Rohit Sipahimalani.
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
     The Executive Committee held four meetings in 2009.
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
     We adopt the following practices which are consistent with the Singapore Code of Corporate Governance 2005:
•	The Nominating and Corporate Governance Committee comprises not less than three directors, the majority of whom, including the Chairman, have been determined by our Board of Directors to be independent directors under the Singapore Code of Corporate Governance 2005. Our Board of Directors has determined that Mr. Charles R. Wofford and Mr. Teng Cheong Kwee are independent directors under the Singapore Code of Corporate Governance 2005.

•	The Nominating and Corporate Governance Committee’s duties and responsibilities include the following:
(i)	the identification of qualified candidates to become members of our Board of Directors;

(ii)	the selection of nominees for election as directors at the next annual meeting of shareholders (or extraordinary general meeting of shareholders at which directors are to be elected);

(iii)	the selection of candidates to fill any vacancies on our Board of Directors;

(iv)	the development and recommendation to our Board of Directors of a set of corporate governance guidelines and principles applicable to our Company (being our Code of Business Conduct and Ethics); and

(v)	the oversight of the evaluation of our Board of Directors and its committees.
     The Nominating and Corporate Governance Committee held two meetings in 2009.
D. Employees
     As of February 1, 2010, we employed 10,429 full-time employees and 750 temporary or contract employees. The average number of temporary or contract employees in 2009 based on the number of temporary or contract employees at the end of each month was 604 per month.
     As of December 27, 2009, approximately 72% of our South Korean employees were represented by the STATS ChipPAC Korea Labor Union and are covered by a collective bargaining agreement and a wage agreement. The wage agreement is renewed every year. The collective bargaining agreement which, among other things, covers basic union activities, working conditions and welfare programs is renewed every other year. The wage agreement was renewed in April 2009 and is effective through March 2010. The collective bargaining agreement was renewed in May 2009 and is effective through April 2011.
     Management and the STATS ChipPAC Korea Labor Union have negotiations and meetings on a regular basis in order to discuss various issues and share concerns relating to the employees and the financial condition of STATS ChipPAC Korea. We believe that management has a good relationship with the STATS ChipPAC Korea Labor Union.
     The following table sets forth the number of our employees by function and location for the dates indicated:

	December 30,	December 28,	December 27,	February 1,
	2007	2008	2009	2010
Function:
Direct and indirect labor (manufacturing)	13,764	12,096	10,282	10,307
Indirect labor (administration)	809	669	598	575
Research and development	300	293	295	297

Total	14,873	13,058	11,175	11,179

Location:
Singapore	3,288	3,032	2,480	2,474
China	3,829	3,456	3,391	3,454
Malaysia	2,900	1,870	1,379	1,339
South Korea	2,698	2,618	2,043	2,016
Taiwan	590	580	576	573
Thailand	1,296	1,288	1,132	1,147
United States	252	199	159	161
Others	20	15	15	15

Total	14,873	13,058	11,175	11,179

E. Share Ownership for Directors and Senior Management
     Based on an aggregate of 2,202,218,293 ordinary shares outstanding as of February 1, 2010, each of our directors and senior management officers had a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly and share options granted as of such date.
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
Share Options for Directors
     The following table contains information pertaining to share options held by our directors as of February 1, 2010.

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
STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors
     At our annual general meeting in April 2009, we obtained shareholders’ approval for the adoption of the STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (the “NED Equity Grant Plan”). The purpose of the NED Equity Grant Plan is to give recognition to non-executive directors of our Company who have contributed to our Company.
     The NED Equity Grant Plan is administered by the Executive Resource and Compensation Committee of our Company. The Executive Resource and Compensation Committee may extend an offer to participate in the NED Equity Grant Plan to non-executive directors of our Company as the Executive Resource and Compensation Committee may select in its absolute discretion. Offers to participate have been extended to all of our current non-executive directors. An offer to participate in the NED Equity Grant Plan is generally not transferable.
     Subject to certain rules of the NED Equity Grant Plan including consequences arising from cessation of a directorship and change of control of our Company, the number of our ordinary shares deliverable under the NED Equity Grant Plan shall occur on or after December 31, 2011. The number of our ordinary shares to be issued to each participant of the NED Equity Grant Plan shall be determined by the Executive Resource and Compensation Committee and is subject to the achievement by our Company of the prescribed performance targets over the relevant performance period and any other criteria and considerations deemed appropriate by the Executive Resource and Compensation Committee.
     The maximum number of our ordinary shares which could be issued under the NED Equity Grant Plan on any date when added to the total number of new ordinary shares in the capital of our Company issued and issuable under the NED Equity Grant Plan, shall not exceed 0.45% of the total number of our outstanding ordinary shares
     No participant has been awarded shares under the NED Equity Grant Plan in 2009.
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

     At our annual general meeting in April 2009, we obtained shareholders’ approval for renewal of our share purchase mandate, authorizing the repurchase of up to 2.5% of the issued ordinary share capital as of the date of the annual general meeting, which allows us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) under our equity incentive plans. The shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date on which the approval is revoked or varied. As of December 27, 2009, we had not repurchased any shares. We do not intend to seek renewal of the shareholders’ mandate in our next annual general meeting to be held in April 2010.
STATS ChipPAC Ltd. Performance Share Plan 2009
     At our annual shareholders’ meeting in April 2009, we obtained shareholders’ approval for the adoption of the STATS ChipPAC Ltd. Performance Share Plan 2009 (the “PSP 2009”). The purpose of the PSP 2009 is to retain staff whose contributions are essential to the well-being and prosperity of our Company and to give recognition to senior employees and executive directors of our Company who have contributed to the growth of our Company.
     The PSP 2009 is administered by the Executive Resource and Compensation Committee of our Company. Up to 18 senior employees of our Company who meet the relevant age and rank criteria as designated by the Executive Resource and Compensation Committee from time to time, including the Chief Executive Officer of our Company and any other executive director of our Company, are eligible to participate in the PSP 2009 at the absolute discretion of the Executive Resource and Compensation Committee.
     Each performance share represents an unfunded and unsecured promise of our Company to issue or transfer ordinary shares of our Company with no exercise or purchase price. Contingent awards of performance shares are granted as the Executive Resource and Compensation Committee may, on the recommendation by the management of our Company, determine in its absolute discretion. Subject to certain rules of the PSP 2009 including consequences arising from termination of employment of a participant and change of control of our Company, vesting of the performance shares comprised in outstanding awards shall occur on December 31, 2011. Determination of the number of ordinary shares deliverable with respect to any performance share award is subject to the achievement by our Company of the prescribed performance targets set by the Executive Resource and Compensation Committee over the relevant performance period.
     The maximum permissible number of our ordinary shares which could be issued pursuant to awards granted under the PSP 2009 on any date when added to the total number of new ordinary shares in our capital issued and issuable pursuant to awards granted under the PSP 2009, shall not exceed 5.02% of the total number of our outstanding ordinary shares.
     Performance shares contingently awarded under the PSP 2009 are generally not transferable. A grantee of a contingent award of performance shares has no rights as a shareholder with respect to any ordinary shares covered by such contingent award of performance shares until such ordinary shares have been issued and delivered in accordance with the terms of the PSP 2009.
     Since the commencement of the PSP 2009 to the financial year ended December 27, 2009, contingent awards aggregating between 34,000,000 and 88,819,964 performance shares have been awarded under the PSP 2009, representing the corresponding number of ordinary shares to be delivered, if the performance targets set by the Executive Resource and Compensation Committee are achieved.
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
     Each RSU represents an unfunded, unsecured promise of our Company to issue or transfer ordinary shares of our Company with no exercise or purchase price as the award vests in accordance with a schedule determined by the Executive Resource and Compensation Committee. RSUs were granted subject to performance conditions. Each RSU has a value equal to the fair market value of an ordinary share and the Executive Resource and Compensation Committee has the authority to settle RSUs in cash or ordinary shares. RSUs granted under the plan are generally not transferable. Unvested portions of RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s RSU award until such ordinary shares have been issued or transferred pursuant to the terms of such award.
     The number of ordinary shares that may be issued under the RSP may not exceed, in the aggregate, 50 million ordinary shares of our Company (subject to anti-dilution adjustments pursuant to the RSP).
     In 2007, we granted to our directors, officers and employees RSUs representing 6,976,754 ordinary shares in seven separate grants: two grants in February 2007 aggregating 6,711,754 RSUs; two grants in April 2007 aggregating 56,000 RSUs; two grants in May 2007 aggregating 56,000 RSUs; and one grant in October 2007 for 153,000 RSUs. One-third of the RSUs granted vest on the anniversary of the grant date over three years. All outstanding RSUs will vest in 2010.
     As of February 1, 2010, RSUs representing 1,572,789 ordinary shares were outstanding, out of which RSUs representing 23,000 ordinary shares were held by our directors and executive officers as a group.
     We intend to settle all future vested RSUs in cash. Unvested RSUs granted to resigned directors representing 65,940 ordinary shares were cancelled and RSUs granted to resigned employees representing 1,501,507 ordinary shares were cancelled.
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
     In addition, in 2006, the maximum aggregate number of ordinary shares that may be issued under the ESPP was revised from 130 million ordinary shares to no more than 92 million ordinary shares of our Company (subject to anti-dilution adjustment pursuant to the ESPP). As of February 1, 2010, there were no outstanding employee share purchase rights under the ESPP.
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
     As of February 1, 2010, substitute options representing 896,089 ordinary shares were outstanding.

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
     As of February 1, 2010, options (under the STATS ChipPAC Share Option Plan and the Substitute Plans combined) to purchase an aggregate of 12,490,649 ordinary shares were outstanding, out of which options to purchase 6,135,000 ordinary shares were held by our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from February 2010 to October 2015.
Limits under the SGX-ST Listing Manual on the Issue of Shares Pursuant to our Share Plans
     Under the listing rules of the SGX-ST, the aggregate number of ordinary shares which could be issued under all of our share plans shall not exceed 15% of the total number of our issued ordinary shares from time to time (excluding any treasury shares).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     As of February 1, 2010, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.8% of our outstanding ordinary shares. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). As a result, Temasek is able to exercise control over matters requiring the approval of our shareholders.
     Matters that typically require the approval of our shareholders include, among other things:
•	the election of directors;

•	the merger or consolidation of us with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of dividends.
     The following table sets forth certain information regarding the ownership of our ordinary shares as of February 1, 2010 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
Temasek(1)	1,845,715,689	83.8%
Marathon(2)	139,854,000	6.4%

Notes:

(1)	As notified to our Company by Temasek, a private limited company incorporated in Singapore, wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183), which owns 100% of the ordinary shares of STSPL. Temasek is therefore deemed to beneficially own 1,845,715,689 of our ordinary shares, which are owned directly by STSPL. The percentage beneficially owned is based on an aggregate 2,202,218,293 ordinary shares outstanding as of February 1, 2010.

(2)	We received notice from Marathon in May 2007 that it had voting control over 102,305,000 ordinary shares, which represented approximately 4.65% of our ordinary shares outstanding as of February 1, 2010, and non-voting control over an additional 37,549,000 ordinary shares, which represented approximately 1.70% of our ordinary shares outstanding as of February 1, 2010.
     The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:
•	Prior to the tender offer by STSPL in March 2007, Temasek beneficially owned, and its wholly-owned subsidiary, STSPL, directly owned, approximately 712,228,050 ordinary shares, which represented approximately 35.6% of our outstanding ordinary shares at that time. Upon the consummation of the tender offer in May 2007, Temasek beneficially owned, and STSPL directly owned, 1,838,819,759 ordinary shares (including ordinary shares represented by ADSs and ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL in the tender offer), which represented approximately 84.2% of our outstanding ordinary shares at that time. On May 22, 2008, STSPL converted into 145.1 million ordinary shares its entire $134.5 million of our 2.5% convertible notes that it acquired in connection with its tender offer in 2007. See “Item 4. Information on the Company — A. History and Development of our Company.”

•	In May 2007, we received notice from Marathon that it had voting and dispositive control over 102,305,000 ordinary shares, which represented 5.0% of our outstanding ordinary shares at that time, and dispositive but non-voting control over an additional 37,549,000 ordinary shares, which represented 1.8% of our outstanding ordinary shares at that time. Prior to May 2007, Marathon was not a major shareholder of our Company.
     All our ordinary shares have identical rights in all respects and rank equally with one another.
     Our ordinary shares have been traded on the SGX-ST since January 31, 2000. Our ADSs were traded on Nasdaq from January 28, 2000 to December 28, 2007. We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007 and terminated our ADR program effective April 30, 2008. On May 22, 2009, we filed a certification on Form 15F with the SEC to deregister and terminate our reporting obligations under the Exchange Act with respect to our ordinary shares and our senior notes. Under the SEC’s rules, our SEC reporting obligations under the Exchange Act were immediately suspended upon the filing of the Form 15F and the deregistration became effective 90 days after the filing on August 20, 2009. However, we remain obligated under our senior notes to continue filing with or submitting to the SEC the reports required under the terms of our senior notes on a voluntary basis.

     As of February 1, 2010, 141,003 of our ordinary shares, representing less than 0.01% of our outstanding shares, were held by a total of 33 holders of record with addresses in the United States. Because many of our ordinary shares were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares is higher.
     The closing price of our ordinary shares on the SGX-ST was S$1.03 per ordinary share on February 1, 2010.
B. Related Party Transactions
     Temasek is a holding company with investments in a group of companies (the “Temasek Group”). We engage in transactions with companies in the Temasek Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms.
     We entered into a turnkey contract with Chartered Semiconductor Manufacturing Ltd. (“Chartered”) in March 2000 pursuant to which we agreed to provide wafer sort, packaging and test services to Chartered. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002 and is automatically renewed on an annual basis unless otherwise terminated. This agreement governed the conduct of business between the parties relating to, among other things, our provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement did not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder. In April 2004, we entered into another test services agreement with Chartered pursuant to which we agreed to give Chartered priority to use six of our testers, and access to six additional testers, for which Chartered guaranteed minimum loading and issuance of purchase orders of $450,000 per month. This test services agreement expired in March 2005. In March 2005, we entered into a three-year partnership agreement with Chartered pursuant to which we agreed to provide wafer sort, assembly and test services to Chartered. This is not a firm commitment from Chartered to purchase from us nor is it a firm commitment from us to supply services covered thereunder. In August 2007, we entered into a three-year joint development agreement with Chartered pursuant to which we agreed to jointly develop packaging technology including, but not limited to, the flip-chip assembly technology for Chartered’s advanced wafer technologies. The joint development agreement may be terminated by either of us upon 60 days’ written notice. In December 2009, Temasek completed the divestment of its equity interest in Chartered in connection with the acquisition of Chartered by ATIC International Investment Company LLC.
     We have $9.0 million, $8.6 million and $15.0 million of cash and cash equivalents, and $7.0 million, $19.4 million and $24.3 million of short and long term marketable securities placed with Temasek affiliated financial institutions as of December 30, 2007, December 28, 2008 and December 27, 2009, respectively. Interest income earned were $0.3 million, $0.2 million and $0.3 million in 2007, 2008 and 2009, respectively.
     In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST. ANST, an assembly and test company based in Wuxi, China, is a wholly-owned subsidiary of MAT and, in connection with the transaction, we acquired a 25% shareholding in MAT with CR Logic owning a 75% interest. Under the agreements entered into in connection with the joint venture, ANST purchased more than 1,000 sets of key assembly and test equipment from STATS ChipPAC Shanghai Co., Ltd. for $35 million, to be settled in cash installments over a four year period until 2010. STATS ChipPAC Shanghai Co., Ltd. has agreed to continue to provide sales and technical support to our existing customers on specific low lead count packages until December 31, 2009. In addition, STATS ChipPAC Shanghai Co., Ltd. has agreed to refer customers to ANST for which ANST has agreed to pay a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009 and a goodwill payment of $5.0 million if the transferred revenues exceed $180 million over the four year period. The joint venture agreement entered into in connection with our share subscription and sale of assets regulates the relationships, rights and obligations of the shareholders of MAT. In 2008, CR Logic assigned these agreements to its sister subsidiary, CSMC Technologies Corporation. We consented to such assignment.
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

     All new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) and certain transactions that constitute interested party transactions (as defined in Rule 904 of the listing manual of the SGX-ST) under our Interested Party Transaction Policy require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of our Board of Directors and certain transactions that constitute interested party transactions require shareholder approval. We also engage in transactions with other companies directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately $19.8 million, $16.7 million and $2.9 million for 2007, 2008 and 2009, respectively.
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
     In May 2007, at Tessera’s request, the ITC instituted the First ITC Investigation of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted the Texas Action against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, the ITC issued a limited exclusion order in May 2009 preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The respondents in the First ITC Investigation appealed to the U.S. Court of Appeals for the Federal Circuit and the appeal is pending. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.
     In May 2008, the ITC instituted the Second ITC Investigation of our Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera sought an order to prevent the Respondents from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera sought a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleged infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. In August 2009, the ITC issued a final determination terminating the Second ITC Investigation.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation, the total costs of resolving the California Litigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. It is also not possible to predict the outcome of the PTO proceedings or their impact on the California Litigation or the First ITC Investigation.
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
     On April 24, 2009, Freescale notified us that, on April 21, 2009, it filed a complaint against our Company in the United States District Court for the Western District of Texas, claiming damages of approximately $7 million plus an unspecified amount of consequential damages, attorneys’ fees and costs in connection with an alleged breach of contract and other claims arising out of an alleged manufacturing defect in parts packaged for Freescale by our Company. Freescale demanded mediation of the claims, as required by its underlying contract with our Company.
     On August 7, 2009, we filed an answer to Freescale’s complaint as well as a counterclaim for various breaches of contract, claiming damages in excess of $1.56 million, in the United States District Court for the Western District of Texas. The parties reached an amicable settlement of the aforementioned claim by Freescale and our Company’s counterclaim in the third quarter of 2009. The associated legal settlement costs have been fully reserved and reflected in our financial statements for 2009.
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
B. Significant Changes
     There has been no significant subsequent event following the close of the last financial year up to the date of this annual report that is known to us and requires disclosure in this annual report for which disclosure was not made in this annual report.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
Price range of our ordinary shares
     The historical ‘high’ and ‘low’ prices of our ordinary shares for the periods stated are as shown below.

	Price per		Price per
	Ordinary Share		ADS on
	on the SGX-ST		Nasdaq(1)(2)
	(in S$)		(in $)
	High	Low	High	Low
Annual for 2005	1.34	0.88	8.16	5.30
Annual for 2006	1.42	0.84	8.85	4.91
Annual for 2007	1.88	1.14	12.79	7.26

	Price per		Price per
	Ordinary Share		ADS on
	on the SGX-ST		Nasdaq(1)(2)
	(in S$)		(in $)
	High	Low	High	Low
Annual for 2008	1.60	0.42	—	—
Annual for 2009	1.00	0.27	—	—

Quarterly highs and lows:
— quarter ended March 30, 2008	1.60	1.10	—	—
— quarter ended June 29, 2008	1.35	1.12	—	—
— quarter ended September 28, 2008	1.17	0.82	—	—
— quarter ended December 28, 2008	0.92	0.40	—	—
— quarter ended March 29, 2009	0.53	0.27	—	—
— quarter ended June 28, 2009	0.71	0.31	—	—
— quarter ended September 27, 2009	0.97	0.59	—	—
— quarter ended December 27, 2009	1.00	0.80	—	—

Monthly highs and lows:
September 2009	0.97	0.81	—	—
October 2009	0.92	0.85	—	—
November 2009	0.89	0.80	—	—
December 2009	1.02	0.80	—	—
January 2010	1.20	0.99	—	—
February 2010	1.07	1.00	—	—

Notes:

(1)	Prior to July 2006, on the Nasdaq National Market.

(2)	We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007, after which our ADSs traded on the over-the-counter market in the United States until we terminated our ADR program with effect from April 30, 2008.
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
     A detailed list of all the other objects and purposes of our Company can be found in Article 3 of our Memorandum of Association which was filed with the SEC as an exhibit to our annual report on Form 20-F (File Number 000-29103) for fiscal year ended December 31, 2006, on March 12, 2007 and is available for examination at our registered office at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, Republic of Singapore.
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
     A director is not required to hold ordinary shares in our Company.
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
Ordinary Shares
     We have only one class of shares, namely, ordinary shares. As of December 27, 2009, there were 2,202,218,293 ordinary shares issued and allotted by our Company.
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
Shareholders
     Only persons who are registered in our register of members and, in cases in which the person so registered is The Central Depository (Pte) Limited (“CDP”) or its nominee, as the case may be, the persons named as depositors in the depository register maintained by CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights in respect of any ordinary share other than an absolute right to the entirety thereof of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of members at any time. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders’ entitlement to receive dividends and other distributions for no more than ten days a year.
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
Take-Overs
     The Singapore Code on Take-overs and Mergers (the “Take-Over Code”) regulates the acquisition of, among others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our Company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.
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
C. Material Contracts
     We lease the land on which our Singapore facility is situated under a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore, pursuant to a lease agreement dated November 18, 1996. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is $34,366 (S$48,456) per month, after deducting a rebate offered by the landlord, subject to revision to market rate in March of each year, with the increase capped at 4% per annum. In July 2004, the rate of rental increase was changed from a cap of 4% per annum to a cap of the lower of 5.5% per annum of the preceding annual rental rate or to the prevailing rental rate posted by the Housing and Development Board. The new rates became effective in September 2004.
     We have licensed patent rights from Freescale to use technology in manufacturing BGA packages under an agreement which we initially entered into with Motorola, Inc. in October 1996. We amended this agreement in April 2003 and September 2006 to, among other things, extend the agreement until December 31, 2010 and to redefine the formula for calculating royalty payments due under the agreement. In June 2004, Motorola, Inc. assigned this agreement, as amended, to Freescale. Under this agreement, as amended, we are required to pay Freescale a royalty based upon a percentage of total consolidated gross sales revenues. We cannot assure you that we will be able to renew this agreement when it expires on terms that are favorable to us or at all.
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
     In May and June 2003, ChipPAC issued the 2.5% convertible notes pursuant to an indenture dated as of May 28, 2003 between ChipPAC (now known as STATS ChipPAC, Inc.) and U.S. Bank National Association, as trustee. These convertible notes are ChipPAC’s unsecured and subordinated obligations. These convertible notes had a maturity date of June 1, 2008, with interest at the rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC would have been required to pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes were originally convertible into ChipPAC Class A common stock. However, as a condition precedent to the merger, we, ChipPAC and the trustee for these convertible notes entered into a supplemental indenture to modify the conversion rights of these convertible notes such that these convertible notes would be convertible into our ADSs. Pursuant to the supplemental indenture, these convertible notes could be converted into our ADSs at a conversion price of $9.267 per ADS. The conversion price could be subject to adjustments for certain events. These convertible notes were not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes could require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any. On October 11, 2004, we, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Sections 13 and 15(d) of the Exchange Act with an obligation for us to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130.5 million aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004. Payment of the consent fee of $326,250 was made on November 4, 2004.

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
     STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank with a credit limit of $25.0 million pursuant to a term loan agreement dated May 29, 2006. In 2006, STATS ChipPAC Korea Ltd. borrowed $12.0 million under this facility to finance its purchase of a building and land in South Korea. In 2007, STATS ChipPAC Korea Ltd. borrowed an additional $3.6 million under this facility. The limit under these lines of credit was decreased to $6.6 million in February 2009. Interest was payable on a monthly basis. The principal on the $12.0 million loan was repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3.6 million loan was repayable at maturity in June 2009. In June 2009, STATS ChipPAC Korea Ltd. rolled forward the remaining principal amount outstanding under the $12.0 million loan and the $3.6 million loan, aggregating $5.1 million, as a loan under one facility with a credit limit of $5.1 million. The interest on this $5.1 million line of credit was payable on a monthly basis. The principal was repayable at maturity in June 2010 but STATS ChipPAC Korea Ltd. fully prepaid the loan in September 2009 and the facility was terminated.
     In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST. In connection with the transaction, we acquired, pursuant to a subscription agreement, for a cash consideration of $10.0 million, a 25% shareholding in MAT with CR Logic owning a 75% interest. ANST, an assembly and test company based in Wuxi, China, is a wholly owned subsidiary of MAT. Under the agreements entered into in connection with the joint venture, ANST, has agreed to purchase more than 1,000 sets of key assembly and test equipment from STATS ChipPAC Shanghai Co., Ltd. for $35.0 million, to be settled in cash installments over a four year period until 2010. To-date, we have received $17.8 million from ANST. STATS ChipPAC Shanghai Co., Ltd. has agreed to continue to provide sales and technical support to our existing customers on specific low lead count packages until December 31, 2009. In addition, STATS ChipPAC Shanghai Co., Ltd. has agreed to refer customers to ANST for which ANST has agreed to pay a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009 and a goodwill payment of $5.0 million if the transferred revenues exceed $180.0 million over the four-year period. The joint venture agreement entered into in connection with our share subscription and sale of assets regulates the relationships, rights and obligations of the shareholders of MAT. In connection with this transaction, we received a deed of indemnity dated June 2006 from CR Logic, MAT and Wuxi China Resources Microelectronics (Holdings) Limited, under which they jointly and severally agree to indemnify each of us, MAT and ANST, as the case may be, against any losses, liabilities and damages suffered, any depletion in or reduction in value of assets, or increase in related liabilities in connection with any claim for taxation arising from transactions, earnings, accruals or receipts occurring prior to the completion all transactions contemplated under these agreements. In 2008, CR Logic assigned these agreements to its sister subsidiary, CSMC Technologies Corporation. We consented to such assignment.
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
     In August 2006, STATS ChipPAC Taiwan Semiconductor Corporation, entered into a NT$3.6 billion (approximately $112.4 million based on the exchange rate as of February 1, 2010) floating interest rate loan facility with a syndicate of lenders, with Taishin Bank as the sponsor bank. The purpose of this loan is to fund the purchase of fixed assets, refinancing existing indebtedness and/or general working capital requirements. The floating interest rate on the facility is determined by reference to a 90-day commercial paper interest rate and is payable on a quarterly basis. The loan draw downs must be made within 24 months from the date of first drawdown, which took place in February 2007. As of December 27, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $21.9 million based on exchange rate as of February 1, 2010) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately $18.7 million based on exchange rate as of February 1, 2010) loan with new credit facilities of NT$873.0 million ($27.3 million based on exchange rate as of February 1, 2010) obtained from various bank and financial institutions. As December 27, 2009, $19.3 million of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.73% to 1.96% per annum and maturities ranging from May 2011 to May 2012. As of December 27, 2009, US$4.6 million of loan under these credit facilities were classified as short-term liabilities due to the expectation of early repayment of certain of these credit facilities.
     In April 2007, we entered into an agreement with Schott Advanced Packaging Singapore Pte. Ltd. for the purchase of equipment and assets relating to wafer level processing for an aggregate purchase price of S$6.8 million (approximately $4.8 million based on the exchange rate as of February 1, 2010). Immediately upon execution of this agreement, we paid the entire purchase price in a single payment to Schott Advanced Packaging Singapore Pte. Ltd. for its simultaneous sale, assignment, transfer and delivery of the equipment and assets to us. Under this agreement, we agreed to use commercially reasonable efforts to evaluate the possibility of obtaining an EDB grant pursuant to this agreement. If an EDB grant is disbursed to either party pursuant to this agreement, the recipient shall pay the other party 25% of the amount it receives from EDB within 30 days of receipt of any such disbursement.
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
     In July 2007, we entered into a definitive asset purchase agreement, as amended by Amendment No. 1 dated October 2, 2007, with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Pathumthani, Thailand, which consist of a facility with approximately 463,000 square feet of floor space, manufacturing equipment and certain other assets for an aggregate purchase price of approximately $100.0 million payable over the next four years. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPAC (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum for the balance of the purchase price. Interest on the note is payable annually on all outstanding principal amounts under the note and principal is payable in four yearly installments. The amount payable to LSI under the promissory note after a contractual net-off of certain receivables from LSI of $3.2 million amounted to $46.8 million. The promissory note is payable over four annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first and second annual installment of $20.0 million and $10.0 million were paid to LSI in 2008 and 2009, respectively. As of December 27, 2009, $16.8 million was outstanding. In addition, in October 2007, we executed a general purchase agreement with LSI pursuant to which LSI and its affiliates will purchase from us, on an as-ordered basis, IC assembly and test services and assembled and tested ICs.
     We have a line of credit from Bank of America with a credit limit of $50.0 million pursuant to a facility agreement dated November 23, 2007, of which $50.0 million was outstanding as of December 27, 2009 over two loan tranches of $25.0 million each. The principal of and interest on the two loan tranches of $25.0 million each are payable at maturity in February 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 2.25% per annum and 1.83% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months. We rolled forward the loan tranche due to mature in February 2010 for a period of two months.
     STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of $15.0 million pursuant to a loan contract dated June 30, 2009. As of December 27, 2009, $6.0 million of loan under this credit facility was outstanding over two loan tranches of $3.0 million each. The principal of the two loan tranches of $3.0 million each are payable at maturity in June 2010. Interest on the two loan tranches of $3.0 million each are payable on a quarterly basis. These two tranches bear interest at the rate of 3.4% per annum and 2.5% per annum, respectively.
     STATS ChipPAC Korea Ltd. obtained a short term loan facility from DBS Bank Ltd with a credit limit of $25.0 million pursuant to a facility agreement dated September 4, 2009. No drawdown has been made from this facility as of December 27, 2009.
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
     The following table sets forth, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average closing rate appearing on Reuters on the last business day of each month.

	Singapore Dollars per US$1.00 Closing Rate
	Average (1)	Low	High	Period End
Fiscal Year
2005	1.66	1.62	1.71	1.66
2006	1.59	1.53	1.67	1.53
2007	1.51	1.44	1.55	1.45
2008	1.41	1.34	1.53	1.45
2009	1.46	1.38	1.56	1.41

Note:

(1)	The average of the daily noon buying rates, for fiscal year 2005 to 2007 and daily closing rates for fiscal years 2008 and 2009 on the last business day of each month during the year.

     The following table sets forth, for the periods indicated, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average of the closing rate appearing on Reuters.

	Singapore Dollars per US$1.00 Closing Rate
	Average (1)	Low	High	Period End
Month
September 2009	1.42	1.41	1.45	1.41
October 2009	1.40	1.38	1.42	1.40
November 2009	1.39	1.38	1.40	1.38
December 2009	1.40	1.38	1.41	1.41
January 2010	1.40	1.38	1.41	1.40
February 2010	1.41	1.40	1.42	1.41

Note:

(1)	The average of the daily closing rates on each business day during the month.
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
     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 17% for the year of assessment 2010 (other than non-resident individuals for which the applicable rate of withholding remains at 20%). We are obligated by law to withhold tax at the source. No comprehensive tax treaty currently exists between Singapore and the United States.
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
     We do not believe that we were a PFIC for our taxable fiscal year ended December 27, 2009. However, our PFIC status is a factual determination made after the close of each taxable year and thus there can be no assurance that we will not become a PFIC in our current taxable year or any future taxable year as a result of changes in our assets, income or business operations or fluctuations in the value of our ordinary shares.

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
United States Information Reporting and Backup Withholding
     Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.
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
Investment and Interest Rates
     Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. As of December 27, 2009, our short-term and long-term debt obligations for the $213.0 million of 6.75% senior notes due 2011 and $150.0 million of 7.5% senior notes due 2010 bear fixed interest rate. The 6.75% senior notes due 2011 and 7.5% senior notes due 2010 bear interest of 6.75% and 7.5% per annum, respectively.
Currency Exchange Rates
     A portion of our costs is denominated in various foreign currencies, like the Singapore dollar, the South Korean Won, the Chinese Renminbi, the Thai Baht, the Malaysian Ringgit, the New Taiwan dollar and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won, Chinese Reminbi and Malaysia Ringgit reduce our exposure from future exchange rate fluctuations.
     Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 27, 2009, we had a series of foreign currency forward contracts with total outstanding contract value of approximately $121.6 million to hedge against fluctuation in Singapore dollars, South Korean Won, Chinese Renminbi and Malaysian Ringgit. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.
     We have performed sensitivity analyses as of December 28, 2008 and December 27, 2009 by measuring the change in fair values arising from a hypothetical 10% adverse movement in the exchange rates for all the currencies relative to the U.S. dollar, with all other variables held constant. The analyses cover our foreign currencies monetary denominated assets and liabilities. The foreign currency exchange rates we used were based on our closing exchange rates as of December 28, 2008 and December 27, 2009. The sensitivity analyses indicated that a hypothetical 10% adverse movement, after taking into account offsetting positions, would result in a foreign exchange loss of $0.4 million and $0.5 million as of December 28, 2008 and December 27, 2009, respectively.
     Currency, maturity, interest rate and fair value information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 1(l), 4, 14, 15 and 24 to our audited consolidated financial statements, respectively, included in “Item 18. Financial Statements”.

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
     Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 27, 2009, the end of the period covered by this annual report, our disclosure controls and procedures were effective.
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
     Management evaluated the effectiveness of our internal control over financial reporting as of December 27, 2009 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”
     Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 27, 2009. Our independent registered public accounting firm, PwC, has issued an audit report on our internal control over financial reporting, which is included herein.
Changes to Internal Controls
     Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation, management has concluded that no such changes have occurred.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Mr. R. Douglas Norby qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and as an independent director under Rule 10A-3 under the Exchange Act and for purposes of the Singapore Code of Corporate Governance 2005.

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
     The following table shows the fees we paid or accrued for the audit and other services provided by PwC for 2008 and 2009.

	Year Ended
	December 28,	December 27,
	2008	2009
	(In thousands)
Audit fees	$1,679	$1,223
Audit-related fees	227	35
Tax fees	104	93
All other fees	—	—

Total	$2,010	$1,351

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

     All Other Fees. No fees were paid or billed by PwC with respect to any other services which have not been described above in 2008 and 2009.
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
     Neither we, nor any affiliated purchaser, made any purchase of our equity securities for the year ended December 27, 2009.

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
     The following financial statements are filed as part of this annual report, together with the report of our independent registered public accounting firm:
     Report of Independent Registered Public Accounting Firm
     Consolidated Balance Sheets as of December 28, 2008 and December 27, 2009
     Consolidated Statements of Operations for 2007, 2008 and 2009
     Consolidated Statements of Equity and Comprehensive Income for 2007, 2008 and 2009
     Consolidated Statements of Cash Flows for 2007, 2008 and 2009
     Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS
     The following exhibits are filed as part of this annual report:
1.1	Memorandum of Association of STATS ChipPAC Ltd. — incorporated by reference to Exhibit 1.1 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

1.2.**	Amended Articles of Association of STATS ChipPAC Ltd.

2.1	Specimen ordinary share certificate of STATS ChipPAC Ltd. issued on and after January 30, 2006 in respect of transfers of shares issued before January 30, 2006 — incorporated by reference to Exhibit 3.1 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on May 9, 2006

2.1.1	Specimen ordinary share certificate of STATS ChipPAC Ltd. issued on and after January 30, 2006 in respect of new issuances of shares issued after January 30, 2006 — incorporated by reference to Exhibit 3.2 of Amendment No. 2 to the Registration Statement on Form 8-A (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on May 9, 2006

4.1	Lease Agreement dated November 18, 1996 by and between the Housing and Development Board and ST Assembly Test Services Pte Ltd — incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form F-1 (File No. 333-93661) of ST Assembly Test Services Ltd, as filed with the SEC on January 3, 2000

4.2#	Amendment Agreement dated April 22, 2003 renewing the Immunity Agreement dated October 18, 1996 by and between Motorola Inc. and ST Assembly Test Services Pte Ltd — incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the SEC on March 19, 2004

4.3	Second Amendment to Immunity Agreement dated September 19, 2006 amending the Immunity Agreement dated October 18, 1996, as amended April 22, 2003 by and between Freescale Semiconductor, Inc. and STATS ChipPAC, Ltd. — incorporated by reference to Exhibit 4.6 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.4	Strategic Assistance Loan Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.16 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the SEC on March 19, 2004

4.5	Yangdo Tambo Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.17 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the SEC on March 19, 2004

4.6	Pledge Agreement dated June 20, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.18 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the SEC on March 19, 2004

4.7	Loan Agreement dated December 26, 2003 by and among ST Assembly Test Services Ltd, Simmtech Co. Ltd and Mr. Se-Ho Chun — incorporated by reference to Exhibit 4.19 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the SEC on March 19, 2004

4.8	Yangdo Tambo Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.20 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the SEC on March 19, 2004

4.9	Share Pledge Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Mr. Se-Ho Chun — incorporated by reference to Exhibit 4.21 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the SEC on March 19, 2004

4.10	Factory Kun-Mortgage Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.22 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the SEC on March 19, 2004

4.11	Base Capacity and Continuing Support Agreement dated December 26, 2003 by and between ST Assembly Test Services Ltd and Simmtech Co. Ltd — incorporated by reference to Exhibit 4.23 of Form 20-F (File No. 333-75080) of ST Assembly Test Services Ltd, as filed with the SEC on March 19, 2004

4.12	Indenture dated November 18, 2004 by and between STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.40 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 18, 2005

4.13	Subsidiary Guarantee Agreement dated November 18, 2004 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association relating to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.43 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 18, 2005

4.14	Supplemental Subsidiary Guarantee Agreement dated as of February 21, 2006 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 6.75% Senior Notes Due 2011 — incorporated by reference to Exhibit 4.49 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on February 28, 2006

4.15	Supplemental Subsidiary Guarantee Agreement dated as of September 18, 2007 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 6.75% Senior Notes due 2011 — incorporated by reference to Exhibit 4.24 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.16	Indenture dated as of July 19, 2005 by and between STATS ChipPAC Ltd. and U.S. Bank National Association relating to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.1 of Form 6-K (File No. 333-75080) of STATS ChipPAC

Ltd., as filed with the SEC on August 25, 2005

4.17	Subsidiary Guarantee Agreement dated as of July 19, 2005 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association relating to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.3 of Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on August 25, 2005

4.18	Supplemental Subsidiary Guarantee Agreement dated as of February 21, 2006 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.48 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on February 28, 2006

4.19	Supplemental Subsidiary Guarantee Agreement dated as of September 18, 2007 among STATS ChipPAC Ltd., the Subsidiary Guarantors party thereto and U.S. Bank National Association with respect to the 7.5% Senior Notes Due 2010 — incorporated by reference to Exhibit 4.28 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.20	STATS ChipPAC Ltd. Substitute Equity Incentive Plan — incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the SEC on August 25, 2004

4.21	STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan — incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the SEC on August 25, 2004

4.22	STATS ChipPAC Ltd. Share Option Plan — incorporated by reference to Exhibit 4.28 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

4.23	STATS ChipPAC Ltd. Restricted Share Plan — incorporated by reference to Appendix 2 to STATS ChipPAC Ltd.’s Proxy Statement which was filed as Exhibit 99.1 on Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 30, 2006

4.24**	STATS ChipPAC Ltd. Performance Share Plan 2009

4.25**	STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors

4.26	Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated August 5, 2004 by and between Tan Lay Koon and STATS ChipPAC Ltd.— incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on February 28, 2006

4.27	Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated October 26, 2006 — incorporated by reference to Exhibit(e)(8) of Schedule 14D-9 (File No. 005-60763) of STATS ChipPAC Ltd., as filed with the SEC on March 30, 2007

4.28	Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated October 26, 2007 — incorporated by reference to Exhibit 4.37 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.29	Subscription Agreement dated June 22, 2006 among STATS ChipPAC Ltd., China Resources Logic Limited, Micro Assembly Technologies Limited and Wuxi China Resources Microelectronics (Holdings) Limited — incorporated by reference to Exhibit 4.41 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

4.30	Deed of Indemnity dated June 22, 2006 among STATS ChipPAC Ltd., China Resources Logic Limited, Micro Assembly Technologies Limited and Wuxi China Resources Microelectronics (Holdings) Limited — incorporated by reference to Exhibit 4.42 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

4.31	Joint Venture Agreement dated June 22, 2006 among STATS ChipPAC Ltd., China Resources Logic Limited, Wuxi China Resources Microelectronics (Holdings) Limited, Micro Assembly Technologies Limited and Wuxi CR Micro-Assembly Technology Ltd. — incorporated by reference to Exhibit 4.43 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

4.32	Asset Sale and Purchase Agreement dated June 22, 2006 among STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Ltd., Wuxi CR Micro-Assembly Technology Ltd. and China Resources Logic Limited — incorporated by reference to Exhibit 4.44 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

4.33	Amendment Number One dated July 14, 2006 to the Asset Sale and Purchase Agreement dated June 22, 2006 among STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Ltd., Wuxi CR Micro-Assembly Technology Ltd. and China Resources Logic Limited — incorporated by reference to Exhibit 4.45 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

4.34	Manufacturer’s Representative Agreement dated June 22, 2006 among Wuxi CR Micro-Assembly Technology Ltd., China Resources Logic Limited, STATS ChipPAC (BVI) Limited and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

4.35	English language translation of Korean language US$25,000,000 Term Loan Agreement dated May 29, 2006 by and between STATS ChipPAC Korea Ltd. and Hana Bank — incorporated by reference to Exhibit 4.48 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

4.36	English language summary of Chinese language NT$1.8 Billion Syndicated Loan Agreement dated March 2, 2004 by and between STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation) and Mega Bank Limited — incorporated by reference to Exhibit 4.49 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 12, 2007

4.37	English language summary of Chinese language NT$3.6 Billion Syndicated Loan Agreement dated August 18, 2006 by and between STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation) and Taishin Bank Limited — incorporated by reference to Exhibit 4.50 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd.,

as filed with the SEC on March 12, 2007

4.38	Agreement for the Sale and Purchase of Assets dated April 23, 2007 by and between Schott Advanced Packaging Singapore Pte Ltd. and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.48 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.39	Asset Sale and Purchase Agreement dated May 21, 2007 among STATS ChipPAC Malaysia Sdn. Bhd. and Ningbo Mingxin Microelectronics Co. Ltd. and Daheng New Epoch Technology, Inc. — incorporated by reference to Exhibit 4.49 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.40	Asset Purchase Agreement dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited, STATS ChipPAC Ltd., LSI (Thai) Ltd. and LSI Corporation — incorporated by reference to Exhibit 4.50 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.41	Amendment No. 1 dated October 2, 2007, to Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited, STATS ChipPAC Ltd., LSI (Thai) Ltd. and LSI Corporation — incorporated by reference to Exhibit 4.51 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.42	Promissory Note, dated October 2, 2007 issued by STATS ChipPAC (Thailand) Limited — incorporated by reference to Exhibit 4.52 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.43	US$50,000,000 Uncommitted Facility Agreement dated November 23, 2007 by and between Bank of America, N.A., Singapore Branch and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.53 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the SEC on March 7, 2008

4.44**	English translation of Chinese language US$3,000,000 Loan Contract dated June 30, 2009 by and between STATS ChipPAC Shanghai Co., Ltd. and Bank of Communications Co., Ltd.

4.45**	English translation of Chinese language US$12,000,000 Loan Contract dated June 30, 2009 by and between STATS ChipPAC Shanghai Co., Ltd. and Bank of Communications Co., Ltd.

4.46**	US$25,000,000 Uncommitted Facility Agreement dated September 4, 2009 by and between STATS ChipPAC Korea Ltd. and DBS Bank Ltd

8.1	List of subsidiaries — incorporated by reference to Exhibit 8.1 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the SEC on March 9, 2009

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of PricewaterhouseCoopers LLP, Singapore, independent registered public accounting firm

#	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the SEC. The omitted portions have been filed separately with the SEC.

**	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 5, 2010

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name	Tan Lay Koon
Title:	President and Chief Executive Officer

By:	/s/ John Lau Tai Chong
Name:	John Lau Tai Chong
Title:	Chief Financial Officer

STATS CHIPPAC LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries at December 27, 2009 and December 28, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Notes 1(bb) to the financial statements, the Company changed its method of accounting for uncertain tax positions in 2007.
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
PricewaterhouseCoopers LLP
Public Accountants and Certified Public Accountants
Singapore
March 5, 2010

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

		December 28,	December 27,
	Note	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	3	$295,916	$288,683
Short-term marketable securities	4	41,314	62,512
Accounts receivable, net	5	139,520	208,766
Short-term amounts due from affiliates	2	10,791	20,895
Other receivables	6	8,357	11,555
Inventories	7	60,717	61,859
Prepaid expenses and other current assets	8	14,693	19,765

Total current assets		571,308	674,035
Long-term marketable securities	4	15,587	16,929
Long-term amounts due from affiliates	2	13,726	—
Property, plant and equipment, net	9	1,216,342	1,115,497
Investment in equity investee	2	9,001	7,743
Intangible assets	10	44,762	39,993
Goodwill	11	551,132	551,132
Long-term restricted cash		1,012	384
Prepaid expenses and other non-current assets	8	24,193	21,227

Total assets		$2,447,063	$2,426,940

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payable		$118,227	$133,532
Payables related to property, plant and equipment purchases		30,704	49,172
Accrued operating expenses	12	148,069	100,997
Income taxes payable		3,379	2,380
Short-term borrowings	14	50,000	56,000
Short-term amounts due to affiliates	2	1,388	17
Current installments of long-term debts	15	26,953	168,786

Total current liabilities		378,720	510,884
Long-term debts, excluding current installments	15	396,500	233,181
Other non-current liabilities	17	64,144	59,329

Total liabilities		839,364	803,394
STATS ChipPAC Ltd. Shareholders’ Equity:
Ordinary shares — Issued ordinary shares — 2,202,218,293 in 2008 and 2009	18, 19	2,035,235	2,035,573
Accumulated other comprehensive loss	20	(12,308)	(6,687)
Accumulated deficit		(474,270)	(464,217)

Total shareholders’ equity attributable to STATS ChipPAC Ltd.		1,548,657	1,564,669
Noncontrolling interest		59,042	58,877

Total equity		1,607,699	1,623,546
Commitments and contingencies	21

Total liabilities and equity		$2,447,063	$2,426,940

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)

		Year Ended
		December 30,	December 28,	December 27,
	Note	2007	2008	2009

Net revenues		$1,651,560	$1,658,188	$1,325,685
Cost of revenues		(1,330,284)	(1,383,797)	(1,117,308)

Gross profit		321,276	274,391	208,377

Operating expenses:
Selling, general and administrative		112,593	118,337	95,516
Research and development		34,918	37,825	43,358
Restructuring charges	22	990	19,790	16,072
Equipment impairment		—	21,091	—
Accelerated share-based compensation		—	1,562	—
Tender offer expenses		10,922	—	—
Held for sale asset impairment		1,725	—	—

Total operating expenses		161,148	198,605	154,946

Operating income		160,128	75,786	53,431

Other income (expense), net:
Interest income		7,258	5,685	2,169
Interest expense		(40,450)	(35,986)	(31,056)
Foreign currency exchange gain (loss)		2,487	5,247	(6,469)
Equity income (loss) from investment in equity investee		102	(1,437)	(1,321)
Other non-operating income (expense), net	23	(442)	27	(2,016)

Total other expense, net		(31,045)	(26,464)	(38,693)

Income before income taxes		129,083	49,322	14,738
Income tax expense	13	(29,581)	(19,172)	(3,712)

Net income		99,502	30,150	11,026
Less: Net income attributable to the noncontrolling interest		(5,818)	(4,448)	(973)

Net income attributable to STATS ChipPAC Ltd.		$93,684	$25,702	$10,053

Net income per ordinary share attributable to STATS ChipPAC Ltd.:
— basic		$0.05	$0.01	$0.00
— diluted		$0.04	$0.01	$0.00

Net income per ADS attributable to STATS ChipPAC Ltd.:
— basic		$0.46	—	—
— diluted		$0.44	—	—

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic		2,032,962	2,143,934	2,202,218
— diluted		2,188,687	2,146,249	2,202,230

ADS (in thousands) used in per ADS calculation:
— basic		203,296	—	—
— diluted		218,869	—	—
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
In thousands of U.S. Dollars

		Attributable to STATS ChipPAC Ltd.
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS ChipPAC	Noncontrolling
	Income	Ordinary Shares		Loss	Deficit	Ltd.	Interest	Total Equity
		No.
		(In thousands)
Balances at December 31, 2006		2,002,814	1,847,002	(7,714)	(593,138)	1,246,150	57,946	1,304,096
Adjustment for initial adoption of FIN 48		—	—	—	(518)	(518)	—	(518)

Balances at December 31, 2006		2,002,814	1,847,002	(7,714)	(593,656)	1,245,632	57,946	1,303,578
Share issuances		27,794	19,851	—	—	19,851	—	19,851
Conversion of convertible subordinated notes		16,726	15,500	—	—	15,500	—	15,500
Share-based compensation		—	8,869	—	—	8,869	—	8,869
Effect of subsidiary’s equity transaction		—	324	—	—	324	774	1,098
Dividends paid		—	—	—	—	—	(5,883)	(5,883)
Comprehensive income:
Net income	99,502	—	—	—	93,684	93,684	5,818	99,502
Other comprehensive income (loss) :
Unrealized gain on available-for-sale marketable securities	9	—	—	9	—	9	—	9
Realized loss on available-for-sale marketable securities	131	—	—	131	—	131	—	131
Unrealized loss on hedging instruments	1,736	—	—	1,736	—	1,736	—	1,736
Realized loss on hedging instruments included in net income	(2,034)	—	—	(2,034)	—	(2,034)	—	(2,034)
Foreign currency translation adjustment	1,409	—	—	267	—	267	1,142	1,409

Other comprehensive income	1,251
Comprehensive income attributable to the noncontrolling interest	(6,960)

Comprehensive income attributable to STATS ChipPAC Ltd.	93,793

Balance at December 30, 2007		2,047,334	1,891,546	(7,605)	(499,972)	1,383,969	59,797	1,443,766
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (Continued)
In thousands of U.S. Dollars (except per share data)

		Attributable to STATS ChipPAC Ltd.
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS ChipPAC	Noncontrolling
	Income	Ordinary Shares		Loss	Deficit	Ltd.	Interest	Total Equity
		No.
		(In thousands)
Share issuances		9,745	7,833	—	—	7,833	—	7,833
Conversion of convertible subordinated notes		145,139	134,500	—	—	134,500	—	134,500
Share-based compensation		—	3,570	—	—	3,570	—	3,570
Effect of subsidiary’s equity transaction		—	(60)	—	—	(60)	247	187
Dividends paid		—	—	—	—	—	(4,016)	(4,016)
Reclassification of share-based compensation to liability		—	(2,154)	—	—	(2,154)	—	(2,154)
Comprehensive income:
Net income	30,150	—	—	—	25,702	25,702	4,448	30,150
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	327	—	—	327	—	327	—	327
Realized gain on available-for-sale marketable securities	(36)	—	—	(36)	—	(36)	—	(36)
Unrealized loss on hedging instruments	(14,463)	—	—	(14,463)	—	(14,463)	—	(14,463)
Realized loss on hedging instruments	9,972	—	—	9,972	—	9,972	—	9,972
Foreign currency translation adjustment	(1,937)	—	—	(503)	—	(503)	(1,434)	(1,937)

Other comprehensive loss	(6,137)	—
Comprehensive income attributable to the noncontrolling interest	(3,014)

Comprehensive income attributable to STATS ChipPAC Ltd.	20,999

Balance at December 28, 2008		2,202,218	2,035,235	(12,308)	(474,270)	1,548,657	59,042	1,607,699
Share-based compensation		—	4	—	—	4	—	4
Effect of subsidiary’s equity transaction		—	334	—	—	334	(202)	132
Dividends paid		—	—	—	—	—	(2,248)	(2,248)
Comprehensive income:
Net income	11,026	—	—	—	10,053	10,053	973	11,026
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	849	—	—	849	—	849	—	849
Realized gain on available-for-sale marketable securities	(10)	—	—	(10)	—	(10)	—	(10)
Unrealized loss on hedging instruments	(2,216)	—	—	(2,216)	—	(2,216)	—	(2,216)
Realized loss on hedging instruments	5,649	—	—	5,649	—	5,649	—	5,649
Foreign currency translation adjustment	2,661	—	—	1,349	—	1,349	1,312	2,661

Other comprehensive income	6,933
Comprehensive income attributable to the noncontrolling interest	(2,285)

Comprehensive income attributable to STATS ChipPAC Ltd.	15,674

Balance at December 27, 2009		2,202,218	2,035,573	(6,687)	(464,217)	1,564,669	58,877	1,623,546

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Cash Flows From Operating Activities
Net income attributable to STATS ChipPAC Ltd.	$93,684	$25,702	$10,053
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	254,352	283,691	266,630
Amortization of leasing prepayments	11	—	—
Debt issuance cost amortization	2,561	2,737	1,719
Equipment impairment	—	21,091	—
(Gain) loss on sale of property, plant and equipment	(17)	1,123	1,212
Held for sale asset impairment	1,725	—	—
Accretion of discount on convertible notes	4,830	66	—
Gain from repurchase of senior notes	—	—	(276)
Foreign currency exchange (gain) loss	724	(1,555)	965
Share-based compensation expense	8,869	3,570	501
Deferred income taxes	(3,675)	5,511	1,725
Net income attributable to the noncontrolling interest	5,818	4,448	973
Equity loss (income) from investment in equity investee	(102)	1,437	1,321
Others	1,604	4,178	1,414
Changes in operating working capital:
Accounts receivable	(27,581)	131,840	(69,246)
Amounts due from affiliates	(13,638)	(8,373)	3,622
Inventories	29,599	22,595	(1,142)
Other receivables, prepaid expenses and other assets	7,112	(2,951)	(4,466)
Accounts payable, accrued operating expenses and other payables	44,030	(75,322)	(38,762)
Amounts due to affiliates	1,606	(263)	(1,371)

Net cash provided by operating activities	411,512	419,525	174,872

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$19,660	$29,755	$15,663
Proceeds from maturity of marketable securities	23,599	50,141	31,736
Purchases of marketable securities	(27,450)	(93,094)	(67,634)
Acquisition of intangible assets	(6,762)	(12,871)	(5,032)
Acquisition of business	(100,000)	—	—
Purchases of property, plant and equipment	(232,288)	(278,899)	(140,754)
Proceeds from sale of assets held for sale	21,829	19,108	593
Others, net	2,324	2,146	946

Net cash used in investing activities	(299,088)	(283,714)	(164,482)

Cash Flows From Financing Activities
Repayment of short-term debts	$(6,549)	$(5,035)	$(5,035)
Repayment of long-term debts and promissory notes	(170,518)	(33,888)	(38,709)
Proceeds from issuance of shares	19,851	6,152	—
Repurchase and redemption of senior and convertible notes	(36,800)	(22,057)	(2,000)
Proceeds from promissory notes	50,000	—	—
Proceeds from bank borrowings	82,857	4,735	29,840
(Increase) decrease in restricted cash	(631)	600	603
Grants received	—	340	—
Capital lease payments	(3,680)	—	—
Distribution to noncontrolling interest in subsidiary	(4,980)	(4,312)	(2,194)

Net cash used in financing activities	(70,450)	(53,465)	(17,495)

Net increase (decrease) in cash and cash equivalents	41,974	82,346	(7,105)
Effect of exchange rate changes on cash and cash equivalents	30	109	(128)
Cash and cash equivalents at beginning of the year	171,457	213,461	295,916

Cash and cash equivalents at end of the year	$213,461	$295,916	$288,683

Supplementary Cash Flow Information
Interest paid	$31,652	$31,497	$28,430
Income taxes paid	6,158	14,280	10,735
Non-cash items
Issuance of shares on conversion of convertible notes	$15,500	$134,500	$—
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)
1. Background and Summary of Significant Accounting Policies
(a) Business and Organization
STATS ChipPAC Ltd. (“STATS ChipPAC” and together with its subsidiaries, the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company has operations in Singapore, South Korea, China, Thailand, Malaysia, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.
In 2007, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation. The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation’s total shares outstanding as of December 27, 2009.
Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company as of December 27, 2009. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).
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
In February 2009, the Company announced that it would not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting as given the economic environment at that time, the Company was not able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to the Company.
Acquisition of LSI Corporation’s assembly and test facility in Thailand
In October 2007, the Company consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100,000, payable over the next four years. The Company financed the initial payment of $50,000 of the purchase consideration with the Company’s cash and cash equivalents, and issued promissory notes bearing interest of 6.0% per annum for the balance $46,800 purchase price, after taking into account a contractual net-off of $3,200 of certain receivables from LSI. The purchase price was assigned primarily to property, plant and equipment, and goodwill. The impact of the acquisition was not material to the Company’s consolidated financial position and results of operations.

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
As of December 27, 2009, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the Company’s 2.5% convertible subordinated notes due 2008 into 145,138,660 ordinary shares in May 2008.
In 2007, the Company recorded tender offer expenses of $10,922, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred in 2008 and 2009.
(b) Fiscal Year
STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2009, a 52-week year, ended on December 27, 2009, fiscal year 2008, a 52-week year, ended on December 28, 2008, and fiscal year 2007, a 52-week year, ended on December 30, 2007. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
(c) Accounting Principles
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) consistently applied for all periods.
(d) Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the consolidated accounts of STATS ChipPAC and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company has evaluated all subsequent events through to date the financial statements were issued.
(e) Issuances of Stock by Subsidiaries
Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stock to third parties, are recognized as increases or decreases to equity.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
(f) Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units; fair value of share-based compensation; and contingent liabilities, among others. Determining the fair value of purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. Actual results could differ from these estimates.
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
STATS ChipPAC Taiwan Semiconductor Corporation designates the New Taiwan Dollar as its functional currency. Where the functional currency of a subsidiary is other than the Company’s U.S. dollar reporting currency, the financial statements are translated into U.S. dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of equity.
(h) Certain Risks and Concentrations
The Company’s customers are comprised of companies in the semiconductor industry located primarily in the United States of America, Asia and Europe. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breadth of packaging offerings, time-to-market, technical competence, design services quality, production yields, reliability of customer service and price.
The Company’s largest customer accounted for approximately 10%, 12% and 14% of revenues in 2007, 2008 and 2009, respectively. The Company’s ten largest customers collectively accounted for approximately 67.0%, 66.5% and 71.8% of revenues in 2007, 2008 and 2009, respectively. The Company generally does not require collateral on its trade receivables. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures but these methods cannot eliminate all potential credit risk losses. The withdrawal of commitment from any major customer for products, or

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
reduced or delayed demand or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows.
Cash and cash equivalents are deposited with financial institutions primarily in Singapore, Taiwan, Thailand, the United States of America, British Virgin Islands, South Korea, China and Malaysia. Deposits in the financial institutions may exceed the amount of insurance provided on such deposits, if any. The Company utilizes forward contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The Company has not experienced any such losses to date from non-performance by its counterparties.
Thailand, South Korean, Chinese and Malaysian foreign currency exchange regulators may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China, Thailand and Malaysia.
(i) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts and money market funds as of December 27, 2009.
(j) Restricted Cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirement and as collateral for bank loans. As of December 28, 2008 and December 27, 2009, there were $1,012 and $384 of long-term restricted cash, respectively.
(k) Derivative Instruments and Hedging Activities
The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Ineffectiveness of the hedge or termination of the hedged transaction requires amounts to be classified from other comprehensive income (loss) to earnings.
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
In 2008 and 2009, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 28, 2008 and December 27, 2009, the Company had a series of foreign currency forward contracts with total contract value of approximately $59,000 and $121,600, respectively, qualifying as cash flow hedge. The duration of these instruments are generally less than 12 months. In 2009, the Company had realized and unrealized loss of $5,649 and $2,216, respectively, on its foreign currency forward contracts. In 2008, the Company had

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
realized and unrealized loss of $9,972 and $14,463, respectively, on its foreign currency forward contracts. In 2008 and 2009, the Company have included in earnings, loss on hedging instruments of $9,469 and $400 due to termination of certain of its foreign currency forward contracts and unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
The following shows the Company’s derivative instruments measured at gross fair value as reflected in the balance sheet as of December 27, 2009:

December 27, 2009
Accrued
	Other	operating
	receivables	expenses
Derivatives designated as hedging instruments
Foreign currency forward contracts	$—	$680

Derivatives not designated as hedging instruments
Foreign currency forward contracts	$—	$—

Derivative in Accounting Standard Codification (“ASC”) No. 815, “Derivatives and Hedging”
The following show the effect of the Company’s derivative instruments designated as cash flow hedges in the Consolidated Statements of Operations:

Year Ended December 27, 2009
		Location of		Location of	Location of
	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)
	Recognized	Reclassified	Reclassified	Reclassifed	Reclassified
	in OCI on	from OCI into	from OCI into	from OCI into	from OCI into
	Derivative	Income —	Income —	Income —	Income —
	— Effective	Effective	Effective	Ineffective	Ineffective
	Portion	Portion	Portion	Portion	Portion
		Cost of revenues	$(5,989)	Cost of revenues	$—
Foreign currency forward contracts	$(2,216)	Selling, general and administrative expenses	340	Selling, general and administrative expenses	—

Total	$(2,216)		$(5,649)		$—

(l) Marketable Securities
Marketable securities at December 28, 2008 and December 27, 2009 consist of corporate debt securities and certificates of deposits denominated in U.S. dollars, Chinese Renminbi and New Taiwan dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

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
A decline in the market value of individual available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value, with the impairment charged related to credit losses being recognized in earnings, and amounts related to all other factors being recognized in other comprehensive loss. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.
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
(q) Intangible Assets
The Company capitalizes direct costs associated with acquisition, development or purchase of patent rights and technology licenses for use in its processes. These costs are amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, Inc. (now known as STATS ChipPAC, Inc.) (“ChipPAC”), the cost of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004 based on management’s estimate of the fair value of these intangible assets. Management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables.
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
(s) Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
asset exceeds its fair value. In determining the fair value of the long-lived asset, the Company considers the estimated market value from vendors and prices of similar assets.
For long-lived assets held for sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until it is disposed of.
(t) Comprehensive Income (Loss)
The Company applies ASC No. 220, “Comprehensive Income” with respect to reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) consists of net income, foreign currency translation adjustments and unrealized gain or loss on available-for-sale marketable securities and hedging instruments, and is presented in the consolidated statements of comprehensive income (loss).
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
The following sets forth the percentage of net revenues by packaging products group and testing services:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Revenue
— packaging — laminate	56.3%	56.5%	57.9%
— packaging — leaded	18.4	18.0	15.1
— test and other services	25.3	25.5	27.0

Total	100.0%	100.0%	100.0%

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
(w) Share-Based Compensation
Share-based compensation represents the cost related to share-based awards made to employees and directors. The Company measures share-based compensation expense for all share based payment awards based on estimated fair value. The Company measures grant-date fair value estimates and recognizes the share-based compensation expense on a graded vesting basis net of estimated forfeitures over the requisite service period.
(x) Employee Benefit Plans
STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 27, 2009, there was no shortfall in the plan’s assets. Total pension plan expenses in 2007 and 2008 were approximately $7 and $19, respectively. No pension plan expenses were incurred in 2009.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $470, $471 and $261 in 2007, 2008 and 2009, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of $2 and $0.028 per person and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan. The Company’s matching contribution to the 401(k) savings plan was suspended in May 2009.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. The expense for severance benefits in 2007, 2008 and 2009 was approximately $10,671, $8,196 and $3,044, respectively.
Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited, based on their length of service and the latest salary at the time of retirement or involuntary termination. The expense for severance benefits in 2007, 2008 and 2009 were approximately $1,360, $690 and $493, respectively.
Each employee with more than 20 years of service with STATS ChipPAC Malaysia Sdn Bhd is entitled to a single sum payment of $3 upon his or her mandatory retirement from his or her employment at age 55 years. We paid approximately $85, $88 and $20 for such retirement payments in 2007, 2008 and 2009, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $15,331, $16,825 and $13,570 with respect to these retirement plans in 2007, 2008 and 2009, respectively.
(y) Operating Leases
Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
(z) Product Warranties
The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture generally for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2007 and 2008 were insignificant. As discussed in Note 21(b), the Company entered into an amicable settlement with a customer on an alleged breach of contract and other claims arising out of an alleged manufacturing defect in 2009.
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
The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) (ASC No. 740) in 2007. As a result of this adoption, the Company recognized a charge of approximately $518 to the January 1, 2007 accumulated deficit balance.
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
A summary of the excluded potentially dilutive securities outstanding and the range of related exercise prices follows:

	December 30,	December 28,	December 27,
	2007	2008	2009
Convertible notes	10,613	—	—
Share plans	15,609	14,310	12,471
The following is a reconciliation of the numerators and denominators of the basic and diluted net income per ordinary share computations for the periods presented below:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Net income	$93,684	$25,702	$10,053
Net income excluding convertible bond interest expense	95,702	25,702	10,053

Weighted average number of ordinary shares outstanding (basic)	2,032,962	2,143,934	2,202,218
Weighted average dilutive shares from share plans	10,581	2,315	12

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Weighted average dilutive convertible notes	145,144	—	—

Weighted average number of ordinary shares and equivalent ordinary shares outstanding (diluted)	2,188,687	2,146,249	2,202,230

(dd) Reclassifications
Certain reclassifications have been made to prior period amounts to conform with classifications used in the current year.
(ee) New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) (ASC No. 820), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 for financial assets and financial liabilities in 2008 and its adoption did not have a material impact on the Company’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. The Company adopted FSP157-2 at the beginning of the first quarter of 2009. The Company’s adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are not measured and recorded at fair value on a recurring basis did not have a significant impact on its consolidated financial position and results of operations. In October 2008, the FASB issued staff position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The Company’s adoption of FSP 157-3 did not have an effect on its consolidated financial position and results of operations.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”) (ASC No. 805), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Company adopted SFAS 141(R) at the beginning of the first quarter of 2009 and the adoption did not have a material impact on its financial statements; however, since the Company acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if there are subsequent changes in these valuation allowances.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”) (ASC No. 810). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of SFAS 160 did not have a significant impact on the Company’s consolidated financial position and results of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”) (ASC No. 815), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company’s adoption of SFAS 161 at the beginning of the first quarter of 2009 did not have a material impact on its consolidated financial position and results of operations.
In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the “Codification”) will become the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. The Company applied the Codification beginning in the third quarter of 2009.
In August 2009, the FASB issued Accounting Standard Update No. 2009-05 (“FASB ASU 2009-05”) “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. FASB ASU 2009-05 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that used: (a) the quoted price of the identical liability when traded as an asset; and/or (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and/or (2) another valuation technique that is consistent with the principles of Topic 820. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company’s adoption of FASB ASU 2009-05 in the third quarter of 2009 did not have a material impact on its consolidated financial position and results of operations. Refer to Note 24 for information on fair value measurements.
2. Related Party Transactions
As of December 27, 2009, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the Company’s 2.5% convertible subordinated notes due 2008 into 145,138,660 ordinary shares on May 22, 2008. In 2008, related interest expense of $1,308 was incurred on these convertible subordinated notes. No related interest were incurred in 2009.
The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.
The Company has contracts with Chartered Semiconductor Manufacturing Ltd (“Chartered”), majority owned by Temasek through STSPL, to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Temasek divested its equity in Chartered effective December 2009. Net revenues earned from Chartered in 2007, 2008 and 2009 were $9,008, $7,376 and $2,736, respectively.
The Company has $8,561 and $14,970 of cash and cash equivalents, and $19,376 and $24,262 of short and long term marketable securities placed with Temasek affiliated financial institutions as of December 28, 2008 and December 27, 2009, respectively. Interest income earned were $188 and $314 in 2008 and 2009, respectively.
The Company also engages in transacting with other companies, directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates or prices and on customary terms and conditions. These expenses amounted to $19,808, $16,728 and $2,853 in 2007, 2008 and 2009, respectively.
The amounts owing by (to) affiliates were as follows:

	December 28,	December 27,
	2008	2009
Short-term amounts due from affiliates, accounts receivable, net of allowance for sales returns	$1,955	$1,413
Receivables on assets transfer due from affiliate	22,562	19,482

	$24,517	$20,895

Short-term amounts due to affiliates
Accounts payable	$(1,388)	$(17)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35,000 payable over 4 years and a performance-based contingent earn-out of $5,000. ANST is a wholly owned subsidiary of MAT, of which the Company has a 25% shareholding. As a result of the planned sale of these assets to ANST, the Company had separately classified the related assets of $29,638 in 2006 to assets held for sale, a component of other non-current assets. During 2008, $10,021 of the related assets has been transferred to ANST. In 2009, the assets held for sale had been fully transferred to ANST. Realized gains on assets held for sales of $1,154, $168 and $425 have been recognized in 2007, 2008 and 2009, respectively.
In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009, of which $208, $1,253 and $726 were earned in 2007, 2008 and 2009, respectively.
3. Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 28,	December 27,
	2008	2009

Cash at banks and on hand	$88,800	$124,734
Cash equivalents
Bank fixed deposits	141,924	100,361
Money market funds	65,192	63,588

	$295,916	$288,683

4. Marketable Securities
Marketable securities consist of the following:

	December 28,	December 27,
	2008	2009
Available-for-sale corporate debt securities and bank fixed deposits	$57,507	$79,208
Gross unrealized gains	—	233
Gross unrealized losses	(606)	—

Fair value	$56,901	$79,441

Maturities of marketable securities (at fair value) are as follows:

	December 28,	December 27,
	2008	2009
Marketable securities:
Due in one year or less	$41,314	$62,512
Due after one year through five years	15,587	16,929

	$56,901	$79,441

Gross realized gains and losses in 2007 were $127 and $258, respectively. Gross realized gains and losses in 2008 were $36 and $nil, respectively. Gross realized gains and losses in 2009 were $10 and $nil, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities in 2007, 2008 and 2009 were $43,259, $79,896 and $47,399, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
5. Accounts Receivable
Accounts receivable consists of the following:

	December 28,	December 27,
	2008	2009

Accounts receivable — third parties	$145,628	$214,022
Allowance for sales returns	(6,108)	(5,256)

	$139,520	$208,766

Movements in the allowance for sales returns are as follows:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

Beginning	$3,406	$6,268	$6,108
Utilized during the year	(98)	(4,122)	(949)
Charged during the year	4,681	4,144	2,359
Writeback during the year	(1,721)	(182)	(2,262)

Ending	$6,268	$6,108	$5,256

6. Other Receivables
Other receivables consist of the following:

	December 28,	December 27,
	2008	2009

Deposits and staff advances	$911	$1,294
Taxes receivable	833	1,001
Grants receivables	117	421
Other receivables	6,496	8,839

	$8,357	$11,555

7. Inventories
Inventories consist of the following:

	December 28,	December 27,
	2008	2009

Raw materials	$50,775	$49,165
Work-in-progress	8,328	11,379
Finished goods	1,614	1,315

	$60,717	$61,859

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
8. Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 28,	December 27,
	2008	2009

Debt issuance cost, net of accumulated amortization	$—	$464
Other prepayments and assets	9,999	14,220
Deferred income tax assets	4,694	5,081

	$14,693	$19,765

Prepaid expenses and other non-current assets consist of the following:

	December 28,	December 27,
	2008	2009

Deferred income tax assets	$13,095	$15,841
Other deposits	295	276
Debt issuance cost, net of accumulated amortization	4,212	2,006
Assets held for sale	43	—
Others	6,548	3,104

	$24,193	$21,227

9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 28,	December 27,
	2008	2009
Cost:
Freehold land	$10,703	$10,833
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	269,046	278,492
Equipment	2,216,667	2,255,290

Total cost	$2,516,280	$2,564,479
Total accumulated depreciation	(1,299,938)	(1,448,982)

Property, plant and equipment, net	$1,216,342	$1,115,497

Depreciation charged to results of operations, including depreciation related to assets under capital leases in 2007, amounted to $246,554, $275,044 and $257,052 in 2007, 2008 and 2009, respectively.
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
Equipment impairment charges of $21,091 were recorded in 2008 as a result of the Company’s ongoing assessment of property, plant and equipment for impairment. The equipment impairment

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
charges were taken because continued softness in demand in the end-markets to which certain of the equipment was dedicated had reduced the anticipated future usage of such equipment. No impairment charge was incurred in 2009.
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
There was no equipment under capital lease as of December 28, 2008 and December 27, 2009.
10. Intangible Assets
Intangible assets consist of the following:

	December 28,	December 27,
	2008	2009
Cost:
Tradenames	$7,700	$7,700
Technology and intellectual property	32,000	32,000
Customer relationships	99,300	99,300
Patent costs, software, licenses and others	43,990	47,905

Total cost	$182,990	$186,905
Total accumulated amortization	(138,228)	(146,912)

Intangible assets, net	$44,762	$39,993

Amortization expense related to finite-lived intangible assets is summarized as follows:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

Tradenames	$1,100	$1,100	$1,100
Technology and intellectual property	3,200	3,200	3,200
Patent costs, software, licenses and others	3,498	4,347	5,278

	$7,798	$8,647	$9,578

Finite-lived intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 27, 2009 is summarized as follows:

2010	$8,071
2011	7,124
2012	5,598
2013	4,308
2014	4,886
Thereafter	10,006

Total	$39,993

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
11. Goodwill
The changes in the carrying value of goodwill are as follows:

	December 28,	December 27,
	2008	2009
Beginning	$547,958	$551,132
Purchase adjustments	3,174	—

Ending	$551,132	$551,132

As of December 27, 2009, the Company had goodwill of $2,209 related to the acquisition of STATS ChipPAC Taiwan Semiconductor Corporation, $524,114 related to the acquisition of ChipPAC and $24,809 related to acquisition of the assembly and test operations in Thailand. In 2008, purchase adjustments of $3,174 related to the deferred taxes valuation and other tax liabilities were recorded.
In 2007, 2008 and 2009, the Company performed its annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
The Company cannot predict the occurrence of certain events or circumstances that might adversely affect the carrying value of goodwill in future. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions and the impact of the economic environment on the Company’s business.
12. Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 28,	December 27,
	2008	2009
Staff costs and accrued restructuring charges	$49,224	$42,304
Purchase of raw materials	4,636	12,993
Maintenance fees, license fees and royalties	5,025	3,488
Interest expense	7,536	7,339
Provision for vacation liability	4,697	1,859
Liability for uncertain tax positions	34,621	4,223
Others	42,330	28,791

	$148,069	$100,997

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
13. Income Taxes
Income (loss) before income taxes consists of the following:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

Singapore	$(9,416)	$(9,652)	$207
Foreign	138,499	58,974	14,531

	$129,083	$49,322	$14,738

Income tax (expense) benefit consists of the following:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Current tax:
Singapore	$—	$—	$—
Foreign	(23,192)	(13,679)	(1,589)

Total current tax	$(23,192)	$(13,679)	$(1,589)

Deferred tax:
Singapore	$(2,000)	$(5,804)	$(998)
Foreign	(4,389)	311	(1,125)

Total deferred tax	$(6,389)	$(5,493)	$(2,123)

	$(29,581)	$(19,172)	$(3,712)

A reconciliation of the expected tax expense at the Singapore statutory rate of tax to actual tax expense is as follows:

	Year Ended
	December 30, 2007	December 28, 2008	December 27, 2009

Income tax expense computed at Singapore statutory rate of 17.0% (2008 and 2007: 18.0%)	$23,235	$8,878	$2,505
Non-deductible expenses	4,948	9,018	8,944
Non-taxable income, including income exemption	(1,558)	(9,287)	(13,193)
Differences in tax rates, including undistributed earnings	10,239	7,411	10,351
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(18,381)	(3,694)	(4,041)
Effect of change in statutory tax rate on deferred tax assets	3,721	—	3,142
Tax benefits from employee share option plans	(90)	(100)	(23)
Reinvestment allowance	(4,516)	(1,392)	(1,316)
Change in valuation allowance	12,163	25,446	(10,101)
Taxable foreign exchange adjustment and foreign net operating loss	(3,645)	(17,293)	7,101
Unrecognized tax benefits and other items, net	3,465	185	343

Income tax expense	$29,581	$19,172	$3,712

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The deferred tax assets as of December 28, 2008 and December 27, 2009 arose principally as a result of the deferred tax benefit associated with operating loss carryforwards, investment, and research and development tax credits, reinvestment allowance and deductible temporary differences on property, plant and equipment. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 28, 2008 and December 27, 2009 are as follows:

	December 28,	December 27,
	2008	2009

Deferred income tax assets:
Operating loss carryforwards	$26,335	$25,497
Investment, and research and development tax credits	50,609	53,074
Reinvestment allowance	40,876	42,405
Property, plant and equipment	42,312	35,635
Others	15,051	11,604

	175,183	168,215
Valuation allowance	(157,394)	(147,293)

	$17,789	$20,922

Deferred income tax liabilities:
Property, plant and equipment	$27,212	$32,390
Allowances and reserves	1,989	1,669

	$29,201	$34,059

Net deferred income tax assets (liabilities)	$(11,412)	$(13,137)

In 2004, as part of the acquisition of ChipPAC, the Company acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. The Company established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards in 2004. In 2007 and 2008, $4,040 and $991 of the United States, South Korea and China net operating loss carryforwards and tax credit carryforwards, respectively, were utilized and accordingly the goodwill related to the acquisition of ChipPAC was reduced by $4,040 and $991, respectively. Subsequent to the adoption of FAS141(R) (ASC No. 805) effective date January 1, 2009, the above rule will no longer apply and any benefit realized will be recorded as a reduction of income tax expense.
As of December 27, 2009, the Company had approximately $115,872 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2010 to 2026.
As of December 27, 2009, the Company had approximately $5,847, $276,118, $47,227 and $169,620 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2010 through 2013.
The Company recorded a valuation allowance of $157,394 and $147,293 as of December 28, 2008 and December 27, 2009, respectively, which represents an increase of $25,446 and a decrease $10,101 in 2008 and 2009, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income based on business plans, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company established a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, that the deferred tax assets will be realized.
The Company’s subsidiary in China, STATS ChipPAC Shanghai Co., Ltd., qualifies for a tax holiday from State Department of China under the foreign investment policy. STATS ChipPAC Shanghai Co., Ltd. is exempted from tax for two years followed by three years of 50% tax exemption, commencing from the first profitable year of operations (2006). This tax holiday will expire on December 31, 2010.
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
In 2008, the Company recorded a $4,165 increase in tax reserves relating to certain tax matters prior to August 2004. This increased the goodwill related to the acquisition of ChipPAC accordingly by $4,165 in 2008. In addition, the Company reclassified $17,930 relating to certain tax matters prior to August 2004 from deferred tax liabilities to liability for unrecognized tax benefits in 2008. A reconciliation of the unrecognized tax benefits is as follows:

	December 30,	December 28,	December 27,
	2007	2008	2009

Unrecognized tax benefits:
Beginning	$518	$21,422	$42,120
Increases related to prior year tax positions	13,521	24,211	—
Increases related to current year tax positions	7,383	927	7,258
Decreases related to current year tax positions	—	(4,111)	(1,026)
Decreases related to payments to and settlements with taxing authorities	—	(150)	(33,453)
Decreases as a result of lapse of applicable statute limitations	—	(179)	(151)

Ending	$21,422	$42,120	$14,748

It is estimated that the uncertain tax position will increase by approximately $1,565 in the next twelve months given the same level of future taxable profit as 2009. The Company also expects the uncertain tax position to decrease by approximately $4,257 in the next twelve months due to payments to and settlements with taxing authorities. Included in the cumulative unrecognized tax benefits is an amount of $14,748 which if recognized, would impact the effective tax rate for 2009.
The Company’s continuing practice is to recognize interest and penalties related to the unrecognized tax benefits in the income tax expense. In 2009, the Company recognized $526 of interest and penalties in earnings. As of December 27, 2009, the Company does not have any accrued interest and penalties.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Annually, the Company files income tax returns in various jurisdictions. The years still open to audit by the foreign tax authorities, which represent the years still subject to the statute of limitations, in major jurisdictions include Singapore (2003 onward), South Korea (2002 onward), Malaysia (2003 onward), United States (1999 onward), China (2002 onward) and Taiwan (2006 onward). Audit resolutions could potentially reduce the Company’s unrecognized tax benefits, either because the tax positions are not sustained on audit or because the Company agrees to tax disallowances.
In 2008, the Singapore Economic Development Board (“EDB”) offered the Company a five year tax incentive for its Singapore operations commencing July 1, 2007, whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 17% (18% prior to 2009), subject to the fulfillment of certain continuing conditions.
14. Short-Term Borrowings
The Company has a line of credit from Bank of America with a credit limit of $50,000, of which $50,000 was outstanding as of December 27, 2009 over two loan tranches of $25,000 each. The principal of and interest on the two loan tranches of $25,000 each are payable at maturity in February 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 2.25% per annum and 1.83% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months.
STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications with a credit limit of $15,000 in June 2009. As of December 27, 2009, $6,000 of loan under this credit facility was outstanding over two loan tranches of $3,000 each. The principal of the two loan tranches of $3,000 each is payable at maturity in June 2010. Interest on the two loan tranches of $3,000 each is payable on a quarterly basis. These two tranches bear interest at the rate of 3.4% per annum and 2.5% per annum, respectively.
15. Long-Term Borrowings
Long-term debts consist of the following:

	December 28,	December 27,
	2008	2009

6.75% senior fixed-rate notes	$215,000	$213,000
7.5% senior fixed-rate notes	150,000	150,000
6% promissory note	26,800	16,800
U.S. dollars bank loan at floating rates	6,600	—
Taiwan dollar loans and commercial papers at floating rates	25,053	22,167

Total long-term borrowings	423,453	401,967
Less: current amounts	(26,953)	(168,786)

Non-current amounts	$396,500	$233,181

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
In March 2009, the Company repurchased $2,000 aggregate principal amount of its $215,000 6.75% Senior Notes due 2011 for $1,724 (excluding interest). The Company financed the repurchase of these senior notes with its existing cash on hand. As a result, the Company recognized a gain on repurchase of senior notes of $276 in 2009. The Company has deposited the repurchased $2,000 principal amount of senior notes with a banking institution to hold in custody and accordingly, these senior notes have thereupon ceased to be outstanding or to accrue interest in the Company’s financial statements.
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
On October 2, 2007, the Company issued a $50,000 promissory note carrying interest, payable annually, of 6% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3,200 amounted to $46,800 as of December 30, 2007. The promissory note is payable over 4 yearly installments of $20,000, $10,000, $10,000 and $6,800 over the next 4 years. The first and second installment of $20,000 and $10,000, respectively, were paid to LSI in 2008 and 2009. As of December 27, 2009, the amount payable to LSI under the promissory note was $16,800.
STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately $112,430 based on exchange rate as of February 1, 2010) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility ceased to be available for further drawdown. As of December 27, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $21,861 based on exchange rate as of February 1, 2010) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately $18,738 based on exchange rate as of February 1, 2010) loan with new credit facilities of NT$873.0 million (approximately $27,264 as of February 1, 2010) obtained from various

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
bank and financial institutions. As of December 27, 2009, $19,270 of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.73% to 1.96% per annum and maturities ranging from May 2011 to May 2012. As of December 27, 2009, $4,640 of loan under these credit facilities with maturity in 2012 were classified as short-term liabilities due to the expectation of early repayment of certain of these credit facilities.
Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately $9,369 as of February 1, 2010) credit facility from Mega Bank of which $2,898 borrowings was outstanding as of December 27, 2009. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012. This loan is secured by a pledge of land and building with a combined net book value of $6,353 as of December 27, 2009.
Annual maturities of long-term debts as of December 27, 2009 are as follows:

Payable in year
2010	$168,786
2011	230,844
2012	2,337

Total	$401,967

The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), and, in the case of the 7.5% Senior Notes due 2010, STATS ChipPAC Korea Ltd., fully and unconditionally guaranteed the obligations under the indentures of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, on an unsecured senior basis. See Note 26, Condensed Consolidating Financial Information. The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, are subject to the covenant restrictions under the terms of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, which, among other things, limit their ability to incur additional indebtedness, prepay subordinated debts, make investments, declare or pay dividends, enter into transactions with affiliates, sell assets, enter into sale and leaseback transactions, incur liens and encumbrances, enter into merger and consolidations and other customary restrictions. The 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010 are cross-defaulted to the Company’s other indebtedness. At December 28, 2008, and December 27, 2009, the Company was in compliance with all covenants.
16. Unutilized Credit Facilities
As of December 28, 2008 and December 27, 2009, the Company have other undrawn banking and credit facilities consisting of short-term loans, long-term loans and bank guarantees of $41,571 and $36,383, respectively, with financial institutions in various countries. The notional letters of credit amounts outstanding as of December 28, 2008 and December 27, 2009 were $884 and $nil, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
17. Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 28,	December 27,
	2008	2009

Deferred tax liabilities	$29,191	$33,932
Accrued retirement and severance benefits	22,908	11,662
Liability for uncertain tax positions	7,499	10,525
Others	4,546	3,210

	$64,144	$59,329

Changes in accrued retirement and severance benefits in 2008 and 2009 are as follows:

	December 28,	December 27,
	2008	2009

Beginning	$39,237	$23,083
Provision for retirement and severance benefits	8,166	4,394
Severance payments	(15,752)	(14,934)
Foreign currency loss	(8,568)	558

Ending	$23,083	$13,101
Payments on deposits with Korean National Pension Fund	(175)	(130)
Plan assets	—	(1,309)

Ending, net of payments on deposits	$22,908	$11,662

18. Share Capital, Share Options and Incentive Plans
As a result of the employees exercising their share options and purchase rights in 2007 and 2008, 27,793,536 and 9,745,970 ordinary shares were issued, respectively. There was no issuance of ordinary shares in 2009.
In 2008, the Company issued 145,138,660 ordinary shares to STSPL upon conversion of $134,500 aggregate principal amount of its 2.5% convertible subordinated notes due 2008, respectively.
As of December 27, 2009, the Company had outstanding grants under two share-based compensation plans. Two of the Company’s share-based compensation plans were terminated in 2008 pursuant to the Company’s consideration on replacement of its long term compensation strategy.
For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The fair value of the share-based compensation expense was as follows:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

Cost of revenues	$4,783	$905	$190
Selling, general and administrative	3,118	875	242
Research and development	968	228	69
Accelerated share-based compensation	—	1,562	—

	$8,869	$3,570	$501

The share-based compensation expense in 2009 was not material.
In 2007, the Company issued Restricted Shares Units (“RSUs”) and contingent Performance Share Plan (“PSP”) awards pursuant to the Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”), respectively. In 2007, no share options were granted, as the RSP is intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended. In 2008, the Company terminated the PSP and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”). No RSUs, contingent Performance Share Plan awards, employee share purchase rights or share options were granted in 2008.
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
The following table summarizes share option activity in 2007, 2008 and 2009:

		Weighted Average
	Options	Exercise Price
	(In thousands)	Aggregate intrinsic
		value (in thousands)
Options outstanding at December 31, 2006	116,800	$0.99
Lapsed and forfeited	(4,222)	1.25
Surrendered in tender offer	(85,348)	1.02
Exercised	(11,244)	0.62

Options outstanding at December 30, 2007	15,986	$1.70
Lapsed and forfeited	(1,559)	1.60
Exercised	(37)	0.55

Options outstanding at December 28, 2008	14,390	$1.83
Lapsed and forfeited	(1,891)	2.00

Options outstanding at December 27, 2009	12,499	$1.80

Exercisable at December 30, 2007	15,328	$1.53

Exercisable at December 28, 2008	14,303	$1.53

Exercisable at December 27, 2009	12,471	$1.50

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following table summarizes information about share options outstanding at December 27, 2009:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
Range of Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	12/27/2009	Life	Price	12/27/2009	Life	Price
	(In thousands)			(In thousands)
$0.22 to $0.29	28	3.0 years	$0.29	28	3.0 years	$0.29
$0.43 to $0.47	1	1.3 years	$0.46	1	1.3 years	$0.46
$0.55 to $0.87	456	2.9 years	$0.76	428	2.8 years	$0.76
$0.91 to $1.07	1	1.5 years	$1.07	1	1.5 years	$1.07
$1.16 to $1.64	11,352	2.3 years	$1.39	11,352	2.3 years	$1.39
$2.04 to $2.61	18	0.5 years	$2.61	18	0.5 years	$2.61
$3.99	643	0.3 years	$3.99	643	0.3 years	$3.99

	12,499	2.3 years		12,471	2.3 years

The following table summarizes information on the RSUs in 2007, 2008 and 2009:

		Weighted
	Number	average grant-
	outstanding	date fair value
	(In thousands)
Granted in 2007	6,970	$0.86
Cancelled	(668)	0.86

Outstanding as of December 30, 2007	6,302	$0.86
Cancelled	(655)	0.86
Vested	(2,083)	0.86

Outstanding as of December 28, 2008	3,564	$0.85
Cancelled	(238)	0.85
Vested	(1,735)	0.85

Outstanding as of December 27, 2009	1,591	$0.85

In 2008, 2.1 million ordinary shares were issued pursuant to the RSP. In 2009, $1,488 was paid to the participants of the RSP as settlement of the vested 1.7 million RSUs made in cash. The Company intends to settle all future RSUs in cash.
At our annual shareholders’ meeting in April 2009, the Company obtained shareholders’ approval for the adoption of the STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (the “NED Equity Grant Plan”) and the STATS ChipPAC Ltd. Performance Share Plan 2009 (the “PSP 2009”).
Subject to certain rules of the NED Equity Grant Plan including consequences arising from cessation of a directorship and change of control of the Company, the number of the Company’s ordinary shares deliverable under the NED Equity Grant Plan shall occur on or after December 31, 2011. The number of the Company’s ordinary shares to be issued to each participant of the NED Equity Grant Plan shall be determined by the Executive Resource and Compensation Committee (“ERCC”) and is subject to the achievement by the Company of the prescribed performance targets over the relevant performance period and any other criteria and considerations deemed appropriate by the ERCC.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The maximum number of the Company’s ordinary shares which could be issued under the NED Equity Grant Plan on any date when added to the total number of new ordinary shares in the capital of the Company issued and issuable under the NED Equity Grant Plan, shall not exceed 0.45% of the total number of the Company’s outstanding ordinary shares.
No participant has been awarded shares under the NED Equity Grant Plan in 2009.
Each performance share under the PSP 2009 represents an unfunded and unsecured promise of the Company to issue or transfer ordinary shares of the Company with no exercise or purchase price. Contingent awards of performance shares are granted as the ERCC may, on the recommendation by the management of the Company, determine in its absolute discretion. Subject to certain rules of the PSP 2009 including consequences arising from termination of employment of a participant and change of control of the Company, vesting of the performance shares comprised in outstanding awards shall occur on December 31, 2011. Determination of the number of ordinary shares deliverable with respect to any performance share award is subject to the achievement by the Company of the prescribed performance targets set by the ERCC over the relevant performance period.
The maximum permissible number of ordinary shares of the Company which could be issued pursuant to awards granted under the PSP 2009 on any date when added to the total number of new ordinary shares in the capital of the Company issued and issuable pursuant to awards granted under the PSP 2009, shall not exceed 5.02% of the total number of the Company’s outstanding ordinary shares.
Performance shares contingently awarded under the PSP 2009 are generally not transferable. A grantee of a contingent award of performance shares has no rights as a shareholder with respect to any ordinary shares covered by any contingent award of performance shares until such ordinary shares have been delivered in accordance with the terms of the PSP 2009.
Since the commencement of the PSP 2009 in 2009, contingent awards aggregating between 34,000,000 and 88,819,964 performance shares have been awarded under the PSP 2009, representing the corresponding number of ordinary shares to be delivered if the performance targets set by the ERCC are achieved.
In 2009, no share-based compensation expense was recognized for the NED Equity Grant Plan and PSP 2009.
Under the listing rules of the Singapore Exchange Securities Trading Limited, the aggregate number of shares which could be issued under all the share plans of the Company shall not exceed 15% of the total number of the issued shares of the Company from time to time (excluding any treasury shares).
19. Share Repurchase
The Company is incorporated in Singapore. Based on the Companies (Amendment) Act 2005 of Singapore, a Singapore company can repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. At the annual general meeting in April 2009, the Company obtained shareholders’ approval for the repurchase of up to approximately 55 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or is required by law to be held or the date which the

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
approval is revoked or varied. As of December 27, 2009, the Company had not repurchased any shares.
20. Accumulated Other Comprehensive (Loss) Income
The components of accumulated other comprehensive loss are as follows:

	December 28,	December 27,
	2008	2009

Currency translation loss	$(7,589)	$(6,240)
Unrealized loss on hedging instruments	(4,113)	(680)
Unrealized gain (loss) on available-for-sale marketable securities	(606)	233

	$(12,308)	$(6,687)

21. Commitments and Contingencies
(a) Commitments
As of December 28, 2008 and December 27, 2009, unconditional purchase obligations consist of the following:

	December 28,	December 27,
	2008	2009

Capital commitments
Building, mechanical and electrical installation	$2,187	$5,623
Equipment	33,522	73,253

Other commitments
Inventories	$27,848	$41,433

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.
The Company is party to certain royalty and licensing agreements which have anticipated cumulative payments of approximately $45,364 for 2010 through 2016.
The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense in 2007, 2008 and 2009 was $11,277, $11,794 and $11,473, respectively.
The Company has leased certain plant and equipment under operating leases. These leases extend through 2012. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases in 2007, 2008 and 2009 were $1,954, $4,662 and $5,884, respectively.
Future minimum lease payments under non-cancelable operating leases as of December 27, 2009 were:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

Payable in year
2010	17,006
2011	11,603
2012	8,522
2013	7,149
2014	7,180
Thereafter	18,591

Total	$70,051

(b) Contingencies
The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
In February 2006, the Company and its wholly-owned subsidiaries, ChipPAC and STATS ChipPAC (BVI) Limited, were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.
In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of the Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, the ITC issued a limited exclusion order in May 2009 preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The respondents in the First ITC Investigation appealed to the U.S. Court of Appeals and the appeal is pending. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation.
In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of the Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera sought an order to prevent the Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera sought a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleged infringement of three of the same patents asserted by Tessera in the California Litigation. The Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Investigation. In August 2009, the ITC issued a final determination terminating the Second ITC Investigation.
The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation, the total costs of resolving the California Litigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. It is also not possible to predict the outcome of the PTO proceedings or their impact on the California Litigation or the First ITC Investigation.
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
The Company also, from time to time, receive from customers request for indemnification against pending or threatened infringement claims brought against such customers, such as the Tessera cases described above. The resolution of any future allegation or request for indemnification could have a material adverse effect on the Company’s business, financial condition and results of operations.
In 2009, Freescale Semiconductor, Inc. (“Freescale”), a customer of the Company, notified the Company that, it filed a complaint against the Company in the United States District Court for the Western District of Texas in connection with an alleged breach of contract and other claims arising out of an alleged manufacturing defect in parts packaged for Freescale by the Company. Freescale demanded mediation of the claims, as required by its underlying contract with the Company. The Company filed an answer to Freescale’s complaint as well as a counterclaim in the United States District Court for the Western District of Texas. The parties reached an amicable settlement of the aforementioned claim by Freescale and the Company’s counterclaim in the third quarter of 2009. The associated legal settlement costs have been fully reserved and reflected in the Company’s financial statements in 2009.
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
In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $13,725 based on the exchange rate as of February 1, 2010) was made by the South Korean National Tax Service (“NTS”) relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. ChipPAC appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”). On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,316 based on the exchange rate as of February 1, 2010) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. In June 2007, the NTS extended the MAP. In the event that the Company was not successful with the appeal, the maximum amount that would have been payable under the tax assessments issued in 2002 and 2004 including potential interest and local surtax as of December 27, 2009 was estimated to be 37.4 billion South Korean Won (approximately $32,082 based on the exchange rate as of February 1, 2010).
On July 7, 2009, the NTS issued a notice on the termination of the MAP. Consequently, a revised tax assessment was issued to ChipPac’s subsidiary in South Korea for 10.6 billion South Korean Won (approximately $9,093 based on the exchange rate as of February 1, 2010). This revised tax assessment replaced the prior tax assessments issued in 2002 and 2004. The tax liability amounts from the revised tax assessment have been fully reserved as liability from uncertain tax positions in the Company’s financial statements. In 2009, the Company reduced its accrued liability related to the uncertain tax positions by $3,081 following the termination of the MAP. The Company paid the tax liability amounts from the revised tax assessment between August and September 2009. The two corporate guarantees in the aggregate of 18.7 billion South Korean Won (approximately $16,041 based on the exchange rate as of February 1, 2010) previously provided by ChipPAC to the NTS were released in September 2009.
22. Restructuring Charges
In 2009, the Company recorded severance and related charges of $16,072 in connection with its restructuring plan involving the reduction of approximately 620 employees, representing approximately 5% of its global workforce.
In 2008, the Company recorded restructuring expenses of $19,790 in 2008. The restructuring expenses in 2008 consisted of severance and related charges of $6,000 in connection with the Company’s reduction of workforce by 335 employees in 2008 and a further severance and related charges of $13,790 in connection with the Company’s restructuring plan involving the reduction of approximately 1,600 employees, representing approximately 12% of its global workforce, which the Company announced in December 2008.
The Company implemented the restructuring plan to aggressively reduce its operating costs in response to the severe operating environment during those periods and to realign its organization’s structure and efficiency.
23. Other Non-Operating Income (Expense)

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009
Gain (loss) on sale of marketable securities	$(131)	$36	$10
Gain from repurchase of senior notes	—	—	276
Other expense, net	(311)	(9)	(2,302)

	$(442)	$27	$(2,016)

24. Fair Value of Financial Instruments

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. These tiers include: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data.
The following tables set forth the fair value of the Company’s financial assets and liabilities, excluding interest components, that were accounted for at fair value on a recurring basis as of December 28, 2008 and December 27, 2009, respectively:

	Fair value measurement
	as of December 28, 2008
	Level 1	Level 2	Level 3	Total

Assets:
Short-term marketable securities	$41,314	$—	$—	$41,314
Long-term marketable securities	15,587	—	—	15,587

Total assets measured and recorded at fair value	$56,901	$—	$—	$56,901

Liabilities:
Accrued operating expenses (foreign currency forward contracts)	$—	$7,078	$—	$7,078

Total liabilities measured and recorded at fair value	$—	$7,078	$—	$7,078

	Fair value measurement
	as of December 27, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Short-term marketable securities	$62,512	$—	$—	$62,512
Long-term marketable securities	16,929	—	—	16,929

Total assets measured and recorded at fair value	$79,441	$—	$—	$79,441

Liabilities:
Accrued operating expenses (foreign currency forward contracts)	$—	$680	$—	$680

Total liabilities measured and recorded at fair value	$—	$680	$—	$680

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following tables set forth the estimated fair value of the Company’s financial liabilities that are not measured at fair value on a recurring basis as of December 28, 2008 and December 27, 2009, respectively:

	Estimated fair value measurement
	as of December 28, 2008
	Level 1	Level 2	Level 3	Total

Liabilities:
Senior notes	$—	$268,250	$—	$268,250

Total liabilities not measured and recorded at fair value	$—	$268,250	$—	$268,250

	Estimated fair value measurement
	as of December 27, 2009
	Level 1	Level 2	Level 3	Total

Liabilities:
Senior notes	$—	$363,180	$—	$363,180

Total liabilities not measured and recorded at fair value	$—	$363,180	$—	$363,180

The carrying values of the senior notes as of December 27, 2009 were $363,000.
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
25. Business Segment, Geographic and Major Customer Data
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has identified its individual geographic operating locations as its operating segments. All material geographical operating locations qualify for aggregation due to similarities in economic characteristics, nature of services, market base and production process. Accordingly, the operating segments have been aggregated into one reportable segment.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

United States
— packaging — laminate	$690,297	$692,734	$579,131
— packaging — leaded	259,732	230,434	165,592
— test and other services	283,735	279,348	216,864

	1,233,764	1,202,516	961,587

Asia
— packaging — laminate	213,857	189,742	129,401
— packaging — leaded	32,576	55,869	26,513
— test and other services	121,410	126,855	131,616

	367,843	372,466	287,530

Europe
— packaging — laminate	25,928	55,027	59,039
— packaging — leaded	11,154	12,170	8,074
— test and other services	12,871	16,009	9,455

	49,953	83,206	76,568

Total
— packaging — laminate	930,082	937,503	767,571
— packaging — leaded	303,462	298,473	200,179
— test and other services	418,016	422,212	357,935

	$1,651,560	$1,658,188	$1,325,685

Long-lived assets by geographical area were:

	Year Ended
	December 28,	December 27,
	2008	2009

Singapore	$227,636	$260,973
United States	17,666	8,572
Rest of Asia	971,040	845,952

Total	$1,216,342	$1,115,497

Net assets by geographical area were:

	Year Ended
	December 28,	December 27,
	2008	2009

Singapore	$493,739	$583,623
United States	136,536	124,980
Rest of Asia	918,382	856,066

Total	$1,548,657	$1,564,669

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2009, the Company’s ten largest customers accounted for 71.8% of its net revenues. The Company’s top three largest customers contributed approximately 14%, 13% and 12%, respectively, of its net revenues in 2009.
26. Condensed Consolidating Financial Information
In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011, of which $213,000 is outstanding as of December 27, 2009. The senior notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) STATS ChipPAC, Inc., STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (the “Guarantor Subsidiaries”) and (2) STATS ChipPAC Korea Ltd., STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (the “Non-Guarantor Subsidiaries”) did not provide guarantees.
In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the Guarantor Subsidiaries. The Non-Guarantor Subsidiaries and STATS ChipPAC Korea Ltd. did not provide guarantees.
The following is the consolidated financial information segregated between STATS ChipPAC Ltd. as the issuer of the $213,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $213,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $213,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 30, 2007

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$432,058	$613,248	$1,199,553	$333,329	$(926,628)	$1,651,560
Cost of revenues	330,428	526,608	1,077,722	278,235	(882,709)	1,330,284

Gross profit	101,630	86,640	121,831	55,094	(43,919)	321,276

Operating expenses:
Selling, general and administrative	54,715	15,336	65,966	9,887	(33,311)	112,593
Research and development	13,931	10,262	19,522	1,833	(10,630)	34,918
Restructuring charges	990	—	—	—	—	990
Tender offer expenses	10,119	—	803	—	—	10,922
Held for sale asset impairment	—	—	1,725	—	—	1,725

Total operating expenses	79,755	25,598	88,016	11,720	(43,941)	161,148

Operating income	21,875	61,042	33,815	43,374	22	160,128

Other income (expense), net:
Interest income	3,807	425	4,086	971	(2,031)	7,258
Interest expense	(33,904)	(3,094)	(4,187)	(1,296)	2,031	(40,450)
Foreign currency exchange gain	1,968	322	179	18	—	2,487
Equity gain from investment in equity investee	102	—	—	—	—	102
Equity gain from investment in subsidiaries	99,636	—	24,735	—	(124,371)	—
Dividend income from subsidiary	5,486	—	—	—	(5,486)	—
Other non-operating income (expense), net	(3,286)	3,429	(877)	292	—	(442)

Total other income (expense), net	73,809	1,082	23,936	(15)	(129,857)	(31,045)

Income before income taxes	95,684	62,124	57,751	43,359	(129,835)	129,083
Income tax expense	2,000	11,402	7,583	8,596	—	29,581

Net income	93,684	50,722	50,168	34,763	(129,835)	99,502

Less: Net income attributable to the noncontrolling interest	—	—	—	—	(5,818)	(5,818)

Net income attributable to STATS ChipPAC Ltd.	$93,684	$50,722	$50,168	$34,763	$(135,653)	$93,684

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 30, 2007

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income attributable to STATS ChipPAC Ltd.	$93,684	$50,722	$50,168	$34,763	$(135,653)	$93,684
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	84,095	65,509	54,937	49,818	(7)	254,352
Amortization of leasing prepayments	11	—	—	—	—	11
Debt issuance cost amortization	2,446	—	115	—	—	2,561
(Gain) loss on sale of property, plant and equipment	1,090	(1)	(36)	(1,070)	—	(17)
Held for sale asset impairment	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	4,830	—	—	—	—	4,830
Foreign currency exchange loss (gain)	(16)	—	—	755	(15)	724
Share-based compensation expense	3,192	3,958	1,531	188	—	8,869
Deferred income taxes	2,000	(9,079)	2,490	914	—	(3,675)
Net income attributable to the noncontrolling interest	—	—	—	—	5,818	5,818
Equity gain from investment in equity investee	(102)	—	—	—	—	(102)
Equity gain from investment in subsidiaries	(99,636)	—	(24,735)	—	124,371	—
Others	280	(17)	59	1,282	—	1,604
Changes in operating working capital:
Accounts receivable	2,828	—	(30,059)	(350)	—	(27,581)
Amounts due from affiliates	55,562	(23,032)	(40,574)	(46,951)	41,357	(13,638)
Inventories	17,382	3,354	(3,868)	12,731	—	29,599
Other receivables, prepaid expenses and other assets	4,091	6,597	(2,239)	(1,337)	—	7,112
Accounts payable, accrued operating expenses and other payables	(21,209)	36,516	41,981	(12,996)	(262)	44,030
Amounts due to affiliates	40,330	12,162	(20,287)	10,758	(41,357)	1,606

Net cash provided by operating activities	190,858	146,689	31,208	48,505	(5,748)	411,512

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$19,660	$—	$19,660
Proceeds from maturity of marketable securities	2,614	—	—	20,985	—	23,599
Purchases of marketable securities	—	—	—	(27,450)	—	(27,450)
Cash injection in subsidiaries	(60,214)	—	—	—	60,214	—
Acquisition of intangible assets	(2,247)	(446)	(2,500)	(1,569)	—	(6,762)
Acquisition of business	—	—	(100,000)	—	—	(100,000)
Purchases of property, plant and equipment	(43,237)	(145,307)	(31,319)	(46,525)	34,100	(232,288)
Proceeds from sale of assets held for sale	—	—	657	21,172	—	21,829
Others, net	16,049	6,983	4,228	9,164	(34,100)	2,324

Net cash used in investing activities	(87,035)	(138,770)	(128,934)	(4,563)	60,214	(299,088)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$(48)	$—	$(6,501)	$—	$(6,549)
Repayment of long-term debts	(114,118)	(5,070)	—	(51,330)	—	(170,518)
Proceeds from issuance of shares	19,851	—	58,500	1,452	(59,952)	19,851
Repurchase and redemption of convertible notes	(36,800)	—	—	—	—	(36,800)
Proceeds from promissory notes	—	—	50,000	—	—	50,000
Proceeds from bank borrowings	50,000	3,600	—	29,257	—	82,857
Increase in restricted cash	—	—	(614)	(17)	—	(631)
Capital lease payments	—	(3,680)	—	—	—	(3,680)
Distribution to noncontrolling interest in subsidiary	—	—	—	(10,466)	5,486	(4,980)

Net cash provided by (used in) financing activities	(81,067)	(5,198)	107,886	(37,605)	(54,466)	(70,450)

Net increase in cash and cash equivalents	22,756	2,721	10,160	6,337	—	41,974
Effect of exchange rate changes on cash and cash equivalents	—	—	—	30	—	30
Cash and cash equivalents at beginning of the year	69,057	22,503	55,785	24,112	—	171,457

Cash and cash equivalents at end of the year	$91,813	$25,224	$65,945	$30,479	$—	$213,461

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 28, 2008

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$146,281	$12,807	$95,239	$41,589	$—	$295,916
Short-term marketable securities	—	—	—	41,314	—	41,314
Accounts receivable, net	52,301	—	79,313	7,906	—	139,520
Short-term amounts due from affiliates	645,175	662	212,407	13,157	(860,610)	10,791
Other receivables	2,490	1,343	3,881	643	—	8,357
Inventories	13,306	26,284	11,237	9,890	—	60,717
Prepaid expenses and other current assets	1,773	8,488	2,866	1,566	—	14,693

Total current assets	861,326	49,584	404,943	116,065	(860,610)	571,308
Long-term marketable securities	15,587	—	—	—	—	15,587
Long-term amounts due from affiliates	—	—	—	13,726	—	13,726
Property, plant and equipment, net	227,636	374,189	297,950	316,567	—	1,216,342
Investment in equity investee	9,001	—	—	—	—	9,001
Investment in subsidiaries	1,030,329	—	92,050	—	(1,122,379)	—
Intangible assets	12,024	1,406	29,200	2,132	—	44,762
Goodwill	—	319,638	125,605	103,680	2,209	551,132
Long-term restricted cash	—	634	15	363	—	1,012
Prepaid expenses and other non-current assets	9,140	8,205	1,033	5,815	—	24,193

Total assets	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payables	$11,086	$44,767	$30,450	$31,924	$—	$118,227
Payables related to property, plant and equipment purchases	9,264	1,561	13,994	5,885	—	30,704
Accrued operating expenses	52,609	53,136	29,114	13,210	—	148,069
Income taxes payable	—	18	1,792	1,569	—	3,379
Short-term borrowings	50,000	—	—	—	—	50,000
Short-term amounts due to affiliates	128,244	81,588	611,119	41,047	(860,610)	1,388
Current installments of long-term debts	—	6,600	10,000	10,353	—	26,953

Total current liabilities	251,203	187,670	696,469	103,988	(860,610)	378,720
Long-term debts, excluding current installments installments	365,000	—	16,800	14,700	—	396,500
Other non-current liabilities	183	33,221	18,458	12,282	—	64,144

Total liabilities	616,386	220,891	731,727	130,970	(860,610)	839,364

Shareholders’ equity attributable to STATS ChipPAC Ltd.	1,548,657	532,765	219,069	427,378	(1,179,212)	1,548,657
Noncontrolling interest	—	—	—	—	59,042	59,042

Total equity	1,548,657	532,765	219,069	427,378	(1,120,170)	1,607,699

Total liabilities and equity	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 28, 2008

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$412,730	$621,020	$1,241,330	$263,018	$(879,910)	$1,658,188
Cost of revenues	309,296	560,018	1,089,030	257,536	(832,083)	1,383,797

Gross profit	103,434	61,002	152,300	5,482	(47,827)	274,391

Operating expenses:
Selling, general and administrative	57,355	14,002	72,128	10,632	(35,780)	118,337
Research and development	15,245	10,690	22,133	1,804	(12,047)	37,825
Restructuring charges	5,912	—	12,763	1,115	—	19,790
Equipment impairment	4,940	6,330	6,253	3,568	—	21,091
Accelerated share based compensation	1,027	317	117	101	—	1,562

Total operating expenses	84,479	31,339	113,394	17,220	(47,827)	198,605

Operating income (loss)	18,955	29,663	38,906	(11,738)	—	75,786

Other income (expense), net:
Interest income	2,559	169	3,550	1,438	(2,031)	5,685
Interest expense	(30,583)	(2,511)	(3,897)	(1,026)	2,031	(35,986)
Foreign currency exchange gain (loss)	195	9,809	(4,923)	166	—	5,247
Equity loss from investment in equity investee	(1,437)	—	—	—	—	(1,437)
Equity gain (loss) from investment in subsidiaries	37,109	—	(19,118)	—	(17,991)	—
Dividend income from subsidiary	4,664	—	—	—	(4,664)	—
Other non-operating income (expense), net	44	—	(134)	117	—	27

Total other income (expense), net	12,551	7,467	(24,522)	695	(22,655)	(26,464)

Income (loss) before income taxes	31,506	37,130	14,384	(11,043)	(22,655)	49,322
Income tax expense	5,804	8,790	3,616	962	—	19,172

Net income (loss)	25,702	28,340	10,768	(12,005)	(22,655)	30,150
Less: Net income attributable to the noncontrolling interest	—	—	—	—	(4,448)	(4,448)

Net income (loss) attributable to STATS ChipPAC Ltd.	$25,702	$28,340	$10,768	$(12,005)	$(27,103)	$25,702

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 28, 2008

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	$25,702	$28,340	$10,768	$(12,005)	$(27,103)	$25,702
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	78,253	81,430	69,536	54,472	—	283,691
Debt issuance cost amortization	2,691	—	46	—	—	2,737
Equipment impairment	4,940	6,330	6,253	3,568	—	21,091
(Gain) loss on sale of property, plant and equipment	1,335	—	9	(221)	—	1,123
Accretion of discount on convertible notes	66	—	—	—	—	66
Foreign currency exchange loss (gain)	—	—	—	(1,555)	—	(1,555)
Share-based compensation expense	1,933	992	402	243	—	3,570
Deferred income taxes	5,900	930	(684)	(635)	—	5,511
Net income attributable to the noncontrolling interest	—	—	—	—	4,448	4,448
Equity loss from investment in equity investee	1,437	—	—	—	—	1,437
Equity gain (loss) from investment in subsidiaries	(37,109)	—	19,118	—	17,991	—
Others	504	2,610	887	177	—	4,178
Changes in operating working capital:
Accounts receivable	20,526	—	104,173	7,141	—	131,840
Amounts due from affiliates	(68,476)	37,343	(70,751)	45,901	47,610	(8,373)
Inventories	6,308	12,232	443	3,612	—	22,595

Other receivables, prepaid expenses and other assets	(257)	(577)	(3,956)	1,839	—	(2,951)
Accounts payable, accrued operating expenses and other payables	54	(56,801)	(6,660)	(11,915)	—	(75,322)
Amounts due to affiliates	69,797	(5,972)	(10,185)	(6,293)	(47,610)	(263)

Net cash provided by operating activities	113,604	106,857	119,399	84,329	(4,664)	419,525

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$29,755	$—	$29,755
Proceeds from maturity of marketable securities	—	—	3,810	46,331	—	50,141
Purchases of marketable securities	—	—	(3,810)	(89,284)	—	(93,094)
Cash injection in subsidiaries	(11,031)	—	—	—	11,031	—
Acquisition of intangible assets	(6,811)	(711)	(4,555)	(794)	—	(12,871)
Purchases of property, plant and equipment	(44,254)	(126,316)	(83,279)	(68,701)	43,651	(278,899)
Proceeds from sale of assets held for sale	—	—	9,413	9,695	—	19,108
Proceeds from deregistration of subsidiary	9,654	—	—	(9,654)	—	—
Others, net	8,871	13,758	7,717	15,451	(43,651)	2,146

Net cash used in investing activities	(43,571)	(113,269)	(70,704)	(67,201)	11,031	(283,714)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$(5,035)	$—	$(5,035)
Repayment of long-term debts and promissory notes	—	(6,000)	(20,000)	(7,888)	—	(33,888)
Proceeds from issuance of shares	6,152	—	—	11,031	(11,031)	6,152
Repurchase and redemption of convertible notes	(22,057)	—	—	—	—	(22,057)
Proceeds from bank borrowings	—	—	—	4,735	—	4,735
(Increase) decrease in restricted cash	—	(5)	599	6	—	600
Grants received	340	—	—	—	—	340
Distribution to noncontrolling interest in subsidiary	—	—	—	(8,976)	4,664	(4,312)

Net cash used in financing activities	(15,565)	(6,005)	(19,401)	(6,127)	(6,367)	(53,465)

Net increase (decrease) in cash and cash equivalents	54,468	(12,417)	29,294	11,001	—	82,346
Effect of exchange rate changes on cash and cash equivalents	—	—	—	109	—	109
Cash and cash equivalents at beginning of the year	91,813	25,224	65,945	30,479	—	213,461

Cash and cash equivalents at end of the year	$146,281	$12,807	$95,239	$41,589	$—	$295,916

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 27, 2009

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$177,877	$10,871	$82,903	$17,032	$—	$288,683
Short-term marketable securities	—	—	—	62,512	—	62,512
Accounts receivable, net	86,987	—	101,813	19,966	—	208,766
Short-term amounts due from affiliates	484,923	5,291	85,978	50,298	(605,595)	20,895
Other receivables	5,875	3,720	1,174	786	—	11,555
Inventories	13,802	20,329	7,915	19,813	—	61,859
Prepaid expenses and other current assets	2,267	8,779	3,030	5,689	—	19,765

Total current assets	771,731	48,990	282,813	176,096	(605,595)	674,035
Long-term marketable securities	16,426	503	—	—	—	16,929
Long-term amounts due from affiliates	—	—	—	—	—	—
Property, plant and equipment, net	260,973	280,177	262,439	311,908	—	1,115,497
Investment in equity investee	7,743	—	—	—	—	7,743
Investment in subsidiaries	1,005,273	—	88,121	—	(1,093,394)	—
Intangible assets	14,002	654	23,988	1,349	—	39,993
Goodwill	—	319,638	125,605	103,680	2,209	551,132
Long-term restricted cash	—	6	—	378	—	384
Prepaid expenses and other non-current assets	2,484	16,637	1,070	1,036	—	21,227

Total assets	$2,078,632	$666,605	$784,036	$594,447	$(1,696,780)	$2,426,940

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payables	$16,032	$39,630	$22,620	$55,250	$—	$133,532
Payables related to property, plant and equipment purchases	22,710	4,028	7,899	14,535	—	49,172
Accrued operating expenses	45,033	19,636	24,555	11,773	—	100,997
Income taxes payable	—	—	1,575	805	—	2,380
Short-term borrowings	50,000	—	—	6,000	—	56,000
Short-term amounts due to affiliates	16,007	48,026	496,893	44,686	(605,595)	17
Current installments of long-term debts	150,000	—	10,000	8,786	—	168,786

Total current liabilities	299,782	111,320	563,542	141,835	(605,595)	510,884
Long-term debts, excluding current installments installments	213,000	—	6,800	13,381	—	233,181
Other non-current liabilities	1,181	26,343	17,130	14,675	—	59,329

Total liabilities	513,963	137,663	587,472	169,891	(605,595)	803,394

Shareholders’ equity attributable to STATS ChipPAC Ltd.	1,564,669	528,942	196,564	424,556	(1,150,062)	1,564,669
Noncontrolling interest	—	—	—	—	58,877	58,877

Total equity	1,564,669	528,942	196,564	424,556	(1,091,185)	1,623,546

Total liabilities and equity	$2,078,632	$666,605	$784,036	$594,447	$(1,696,780)	$2,426,940

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 27, 2009

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$345,806	$412,028	$984,627	$279,484	$(696,260)	$1,325,685
Cost of revenues	251,935	385,170	861,092	272,034	(652,923)	1,117,308

Gross profit	93,871	26,858	123,535	7,450	(43,337)	208,377

Operating expenses:
Selling, general and administrative	39,933	12,476	64,318	8,498	(29,709)	95,516
Research and development	19,672	9,186	25,033	3,095	(13,628)	43,358
Restructuring charges	—	13,069	3,003	—	—	16,072

Total operating expenses	59,605	34,731	92,354	11,593	(43,337)	154,946

Operating income (loss)	34,266	(7,873)	31,181	(4,143)	—	53,431

Other income (expense), net:
Interest income	1,127	293	1,440	520	(1,211)	2,169
Interest expense	(28,639)	(1,428)	(1,461)	(739)	1,211	(31,056)
Foreign currency exchange gain (loss)	(1,700)	(4,678)	876	(967)	—	(6,469)
Equity loss from investment in equity investee	(1,321)	—	—	—	—	(1,321)
Equity loss from investment in subsidiaries	(34,560)	—	(11,925)	—	46,485	—
Dividend income from subsidiaries	45,408	—	—	—	(45,408)	—
Other non-operating income (expense), net	(3,530)	1,174	237	103	—	(2,016)

Total other income (expense), net	(23,215)	(4,639)	(10,833)	(1,083)	1,077	(38,693)

Income (loss) before income taxes	11,051	(12,512)	20,348	(5,226)	1,077	14,738
Income tax expense	998	(4,741)	(167)	7,622	—	3,712

Net income (loss)	10,053	(7,771)	20,515	(12,848)	1,077	11,026
Less: Net income attributable to the noncontrolling interest	—	—	—	—	(973)	(973)

Net income (loss) attributable to STATS ChipPAC Ltd.	$10,053	$(7,771)	$20,515	$(12,848)	$104	$10,053

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 27, 2009

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	$10,053	$(7,771)	$20,515	$(12,848)	$104	$10,053
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	69,192	75,237	65,185	57,016	—	266,630
Debt issuance cost amortization	1,719	—	—	—	—	1,719
(Gain) loss on sale of property, plant and equipment	485	1,126	(9)	(390)	—	1,212
Gain from repurchase of senior notes	(276)	—	—	—	—	(276)
Foreign currency exchange loss	—	—	—	965	—	965
Share-based compensation expense	251	100	96	54	—	501
Deferred income taxes	1,149	(1,426)	(1,254)	3,256	—	1,725
Net income attributable to the noncontrolling interest	—	—	—	—	973	973
Equity loss from investment in equity investee	1,321	—	—	—	—	1,321
Equity loss from investment in subsidiaries	34,560	—	11,925	—	(46,485)	—
Others	147	—	1,151	116	—	1,414
Changes in operating working capital:					—
Accounts receivable	(34,686)	—	(22,500)	(12,060)	—	(69,246)
Amounts due from affiliates	160,252	(4,629)	126,429	(23,415)	(255,015)	3,622
Inventories	(496)	5,955	3,322	(9,923)	—	(1,142)
Other receivables, prepaid expenses and other assets	1,039	(3,940)	2,567	(4,132)	—	(4,466)
Accounts payable, accrued operating expenses and other payables	(3,199)	(47,922)	(12,835)	25,194	—	(38,762)
Amounts due to affiliates	(112,237)	(33,562)	(114,226)	3,639	255,015	(1,371)

Net cash provided by (used in) operating activities	129,274	(16,832)	80,366	27,472	(45,408)	174,872

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	—	—	—	$15,663	—	$15,663
Proceeds from maturity of marketable securities	—	—	—	31,736	—	31,736
Purchases of marketable securities	—	—	—	(67,634)	—	(67,634)
Cash injection in subsidiaries	(3,986)	—	(8,000)	—	11,986	0
Acquisition of intangible assets	(2,720)	(88)	(1,914)	(310)	—	(5,032)
Purchases of property, plant and equipment	(97,541)	(22,130)	(44,615)	(47,847)	71,379	(140,754)
Proceeds from sale of assets held for sale	—	—	587	6	—	593
Others, net	8,569	43,086	14,244	6,426	(71,379)	946

Net cash provided by (used in) investing activities	(95,678)	20,868	(39,698)	(61,960)	11,986	(164,482)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$(5,035)	$—	$(5,035)
Repayment of long-term debts and promissory notes	—	(6,600)	(10,000)	(22,109)	—	(38,709)
Proceeds from issuance of shares	—	—	6	11,980	(11,986)	—
Repurchase of senior notes	(2,000)	—	—	—	—	(2,000)
Proceeds from bank borrowings	—	—	—	29,840	—	29,840
(Increase) decrease in restricted cash	—	628	(10)	(15)	—	603
Distribution to noncontrolling interest in subsidiary	—	—	(43,000)	(4,602)	45,408	(2,194)

Net cash used in financing activities	(2,000)	(5,972)	(53,004)	10,059	33,422	(17,495)

Net increase (decrease) in cash and cash equivalents	31,596	(1,936)	(12,336)	(24,429)	—	(7,105)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(128)	—	(128)
Cash and cash equivalents at beginning of the year	146,281	12,807	95,239	41,589	—	295,916

Cash and cash equivalents at end of the year	$177,877	$10,871	$82,903	$17,032	$—	$288,683